731

08004120

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keyera Facilities Income Fund

*CURRENT ADDRESS Suite 600

Sun Life Plaza West Tower

144 - 4th Ave S.W.

Calgary, Alberta T2P 3N4

**FORMER NAME

**NEW ADDRESS

PROCESSED

AUG 1 2 2008

THOMSON REUTERS

FILE NO. 82- 35000 FISCAL YEAR

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	✓
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DATE : 6/11/08

ANNEX A

Since January 1, 2007 and until the date hereof, the following information has been made public in Canada, filed with the Toronto Stock Exchange (and made public by such exchange), or sent to holders of Keyera Facilities Income Fund's trust units. One copy of each of the following documents is attached hereto and is accessible on the Internet at www.sedar.com.

Doc #	Title of Document	Date Filed/Distributed
1.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces January 2007 Distribution	January 22, 2007
2.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces February 2007 Distribution	February 16, 2007
3.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2006 Year-end Results Conference Call and Webcast	February 22, 2007
4.	News Release via Canada Newswire, Calgary - 2006 Year-end Report for the year ended December 31, 2006	February 27, 2007
5.	Audited financial statements for the year ended December 31, 2006, dated February 22, 2007	February 28, 2007
6.	MD&A for the year ended December 31, 2006, dated February 22, 2007	February 28, 2007
7.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2007
8.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2007
9.	Annual Information Form for the year ended December 31, 2006, dated February 27, 2007	February 28, 2007
10.	Fee Rule – Ontario Securities Commission Form 13-502F1 Class 1 Reporting Issuers – Participation Fee	February 28, 2007
11.	Material Document: Amended and Restated General Partnership Agreement of Keyera Energy Partnership, dated January 1, 2006	February 28, 2007
12.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilities Commercial Trust, dated January 1, 2006	February 28, 2007
13.	Material Document: Amended and Restated Administration Agreement among Keyera Management Ltd., Keyera facilities Income Fund, Keyera Facilities Commercial Trust and Keyera Facilities Limited Partnership, dated January 1, 2006	February 28 2007

14.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces March 2007 Distribution	March 21, 2007
15.	2006 Annual Report containing the audited financial statements and MD&A for the year ended December 31, 2006	March 22, 2007
16.	Notice of annual and special meeting of unitholders	March 30, 2007
17.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces April 2007 Distribution	April 19, 2007
18.	Securityholders Document: Unitholders Rights Plan Agreement between Keyera Facilities Income Fund and Computershare Trust Company of Canada, dated April 30, 2007	April 30, 2007
19.	News Release via Canada Newswire, Calgary - Keyera adopts Unitholders Rights Plan	April 30, 2007
20.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter Results Conference Call and Webcast	May 1, 2007
21.	News Release via Canada Newswire, Calgary - Keyera Enhances Pipeline System in Key Energy Hub	May 2, 2007
22.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter 2007 Results	May 8, 2007
23.	First Quarter 2007 Report containing the unaudited interim financial statements and MD&A for the three months ended March 31, 2007	May 8, 2007
24.	Form 52-109F2 via Canada Newswire, Calgary – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 8, 2007
25.	Form 52-109F2 via Canada Newswire, Calgary – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 8, 2007
26.	Keyera Facilities Income Fund Form 51-102F3 Material Change Report - Keyera Adopts Unitholders Rights Plan	May 8, 2007
27.	Notice of Annual and Special Meeting, dated April 30, 2007	May 8, 2007
28.	Notice of Meeting and Proxy Statement and Information Circular in respect of the annual and special meeting of unitholders to be held on June 6, 2007, dated April 30, 2007	May 8, 2007
29.	Form of Proxy	May 8, 2007
30.	Material Document: Amended and Restated Limited Partnership Agreement of Keyera Facilities Limited Partnership, dated January 1, 2006	May 8, 2007
31.	News Release via Canada Newswire, Calgary - Keyera Proposes Streamlined Legal Structure	May 8, 2007
32.	Alternative Monthly Report	May 10, 2007
33.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces May 2007 Distribution	May 22, 2007
34.	Report on Voting Results	June 7, 2007

35.	Alternative Monthly Report	June 11, 2007
36.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces June 2007 Distribution	June 20, 2007
37.	News Release via Canada Newswire, Calgary - Keyera to participate at RBC Capital Markets Energy Infrastructure "Movers & Shakers" Conference	June 26, 2007
38.	News Release via Canada Newswire, Calgary - Keyera to Extract Ethane at Rimbey Gas Plant	July 12, 2007
39.	News Release via Canada Newswire, Calgary - Keyera Announces Long Term Debt Private Placement	July 19, 2007
40.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces July 2007 Distribution	July 19, 2007
41.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Second Quarter Results Conference Call and Webcast	July 31, 2007
42.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Second Quarter 2007 Results	August 8, 2007
43.	Second Quarter Report containing the unaudited interim financial statements and MD&A for the three months ended June 30, 2007	August 9, 2007
44.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	August 9, 2007
45.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	August 9, 2007
46.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces August 2007 Distribution	August 22, 2007
47.	News Release via Canada Newswire, Calgary - Keyera to Significantly Expand Storage Facility at Fort Saskatchewan	September 4, 2007
48.	News Release via Canada Newswire, Calgary - Keyera Concludes Long Term Debt Private Placement	September 4, 2007
49.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces September 2007 Distribution	September 19, 2007
50.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces October 2007 Distribution	October 22, 2007
51.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Third Quarter Results Conference Call and Webcast	October 25, 2007
52.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Third Quarter 2007 Results	November 6, 2007

53.	Third Quarter Report containing the unaudited financial statements and MD&A for the three months ended September 30, 2007	November 14, 2007
54.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	November 14, 2007
55.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	November 14, 2007
56.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces November 2007 Distribution	November 21, 2007
57.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces December 2007 Distribution	December 17, 2007
58.	News Release via Canada Newswire, Calgary - Keyera Announces Pipeline Extension and Provides 2007 Capital Spending Update	December 20, 2007
59.	News Release via Canada Newswire, Calgary - Keyera Announces Closing Details of Internal Reorganization	December 20, 2007
60.	News Release via Canada Newswire, Calgary - Keyera Completes Internal Reorganization	January 2, 2008
61.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilities Commercial Trust, dated January 2, 2008	January 11, 2008
62.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilities Income Fund, dated January 2, 2008	January 11, 2008
63.	Material Document: Amended and Restated Limited Partnership Agreement of Keyera Energy Limited Partnership, dated January 2, 2008	January 11, 2008
64.	Keyera Facilities Income Fund Form 51 - 102F3 Material Change Report - Keyera Facilities Income Fund announces the completion of internal reorganization	January 11, 2008
65.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces January 2008 Distribution	January 21, 2008
66.	News Release via Canada Newswire, Calgary - Keyera Announces Distribution Increase	February 12, 2008
67.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces February 2008 Distribution	February 19, 2008
68.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2007 Year End Results Conference Call and Webcast	February 20, 2008
69.	Notice of annual meeting of unitholders	February 21, 2008

70.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2007 Year End Report	February 26, 2008
71.	Audited financial statements for the year ended December 31, 2007, dated February 22, 2008	February 26, 2008
72.	MD&A for the year ended December 31, 2007	February 26, 2008
73.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 26, 2008
74.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 26, 2008
75.	Fee Rule – Ontario Securities Commission Form 13-502F1 Class 1 Reporting Issuers – Participation Fee	February 26, 2008
76.	Annual Information Form	February 26, 2008
77.	Audited financial statements for the year ended December 31, 2007 (amended)	February 28, 2008
78.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2008
79.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2008
80.	News Release via Canada Newswire, Calgary - Keyera Announces $50 million investment in Diluent Distribution Terminal in Edmonton/Fort Saskatchewan Energy Hub	March 12, 2008
81.	Material Document: First Amending Agreement, dated May 2, 2005, to Note Purchase Agreement between Keyspan Energy Canada Partnership and Keyspan Energy Facilities Limited, dated August 26, 2003	March 17, 2008
82.	Material Document: Note Purchase Agreement between Keyspan Energy Canada Partnership Limited and Keyspan Energy Facilities Limited, dated September 30, 2004	March 17, 2008
83.	Material Document: Keyera energy Facilities Limited Note Purchase Agreement dated September 4, 2007	March 17, 2008
84.	Material Document: Credit Agreement among Keyera Energy Limited Partnership, Keyera Energy Facilities Limited, Keyera Facilities Income Fund, RBC Capital Markets, National Bank Financial and Royal Bank of Canada, dated January 2, 2008	March 17, 2008
85.	Notice of Annual Meeting, dated March 10, 2008	March 18 2008
86.	Notice of Meeting and Proxy Statement and Information Circular in respect of the annual meeting of unitholders to be held on May 13, 2008, dated March 10, 2008	March 18, 2008
87.	Form of Proxy	March 18, 2008

88.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces March 2008 Distribution	March 18, 2008
89.	2007 Annual Financial Report containing the audited financial statements and MD&A for the year ended December 31, 2007	March 24, 2008
90.	2007 Summary Annual Report	March 24, 2008
91.	News Release via Canada Newswire, Calgary - Keyera Receives Approval to Extract Ethane at Rimbey Gas Plant	March 26, 2008
92.	News Release via Canada Newswire, Calgary - Keyera Increases Sour Gas Capacity with West Pembina Gas Plant Purchase	April 1, 2008
93.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces April 2008 Distribution	April 18, 2008
94.	News Release via Canada Newswire, Calgary - Keyera Completes $58 million of Facility Acquisitions	May 1, 2008
95.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter 2008 Results	May 13, 2008
96.	First Quarter Report containing the unaudited interim financial statements and MD&A for the three months ended March 31, 2008	May 14, 2008
97.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 14, 2008
98.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 14, 2008
99.	Report on voting results	May 14, 2008
100.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces May 2008 Distribution	May 20, 2008
101.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces June 2008 Distribution	June 18, 2008

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces January 2007 Distribution

CALGARY, Jan. 22 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for January 2007 of 11.9 cents per unit. The distribution will be payable on February 15, 2007 to unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 20:43e 22-JAN-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces February 2007 Distribution

CALGARY, Feb. 16 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for February 2007 of 11.9 cents per unit. The distribution will be payable on March 15, 2007 to unitholders of record on February 28, 2007. The ex-distribution date is February 26, 2007.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:50e 16-FEB-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund - 2006 Year-end Results Conference Call and Webcast

CALGARY, Feb. 22 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today that it expects to release its 2006 year-end report on Tuesday, February 27, 2007. A conference call and webcast have been scheduled for Wednesday, February 28 at 8:00 am MST (10:00 am Eastern) for interested investors, analysts, brokers and media representatives.

The conference call dial-in number is 800-814-4859 or 416-644-3417. A recording of the conference call will be available for replay until midnight, March 7, 2007 by dialing 877-289-8525 or 416-640-1917 and entering passcode 21219242 followed by the pound key.

A live webcast of the conference call can be accessed on Keyera's website at www.keyera.com under Investor Information, Webcasts & Presentations. Shortly after the call, an audio archive will be posted on the website for 90 days.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website or contact: John Cobb, Director, Investor Relations, or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:41e 22-FEB-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund - 2006 Year-End Report

For the year ended December 31, 2006

CALGARY, Feb. 27 /CNW/ -

<<

2006 Year-End Highlights

- Keyera delivered strong financial results in 2006, with net earnings of $68.1 million, up 12% compared to 2005.

- Distributions to unitholders in 2006 totaled $86.6 million, or $1.43 per unit, 7% higher than the $1.33 per unit declared in 2005. Fourth quarter distributions were $21.7 million, or 35.7 cents per unit.

- Distributable cash flow(1) was $99.7 million in 2006, or $1.65 per unit, and $27.7 million (45.7 cents per unit) in the fourth quarter.

- Both Facilities segments delivered strong results in 2006. Combined contribution from these segments was $118.7 million, up 9% from 2005. Contribution from NGL Infrastructure was 35% higher than last year and, despite the significant planned maintenance work, the Gathering and Processing segment was down only slightly compared to 2005.

- Over $70 million of capital was invested in growth capital projects in 2006, making this year the most active in Keyera's history. These projects will underpin future growth, and the majority of them immediately contributed to cash flow.

- Keyera is well positioned for the future, with strong performance at year-end from the Gathering and Processing and NGL Infrastructure segments. As well, the Marketing segment is strengthening with improved NGL markets and continued growth in Keyera's crude oil midstream business.

(1) See page 6 "Note Regarding Non-GAAP Financial Measures".
>>

Message to Unitholders

It gives me great pleasure to share Keyera's strong 2006 results and provide an update on our business activities. In 2006, we focused on growing our business through internal opportunities and completed an active maintenance program at several facilities. I am pleased with what we have accomplished this year and excited about what I see ahead.

In 2006 net earnings were $68.1 million, 12% higher than 2005. We declared distributions to unitholders of $86.6 million, or $1.43 per unit, 7% higher than the $1.33 per unit declared in 2005. Fourth quarter distributions to unitholders were $21.7 million (35.7 cents per unit). Full year distributable cash flow was $99.7 million, or $1.65 per unit, slightly lower than the $1.67 per unit in 2005. Fourth quarter distributable cash flow was $27.7 million (45.7 cents per unit), 13% higher than the 40.3 cents per unit posted in the fourth quarter of 2005.

Our two Facilities segments had a good year with combined contribution of $118.7 million, up 9% from 2005. The majority of this increase was in our NGL Infrastructure business, which contributed $45.1 million, a 35% increase compared to last year. Despite the significant planned maintenance work,

contribution from our Gathering and Processing segment was $73.6 million, only 2% lower than 2005. Our Marketing segment contributed $24.7 million this year, down 36% from the record set last year, largely the result of tighter product margins in the third and fourth quarters.

Fourth quarter results in our NGL Infrastructure and Gathering and Processing business segments were particularly encouraging. Results from these segments were up significantly as a result of increasing activity around our facilities and cash flows from recent growth capital projects. Plant throughput levels are up 4% compared to last year and producers are continuing to pursue opportunities around a number of Keyera facilities. In our Marketing segment, NGL markets firmed up at the beginning of 2007 and we continue to grow our crude oil midstream business.

In 2006, we invested a record $71 million of growth capital in a number of projects. These projects position us to capture new opportunities in the future and the majority of them had an immediate impact on cash flow. The most significant of these projects, our Caribou North Gas Gathering System and our brine pond construction at Fort Saskatchewan, will allow us to capture new business opportunities for many years to come. In 2007 we expect to spend between $40 and $60 million in growth capital on projects with similar economic characteristics.

Drilling activity in most of the areas around Keyera's facilities on the western side of Alberta and northeastern British Columbia increased in 2006. In B.C. and the foothills front regions, wells drilled in 2006 were 2% higher than 2005, new records for those regions. In central Alberta, wells drilled were 23% lower than 2005, largely due to a decline in shallow gas and coal bed methane drilling, which was more severely affected by lower gas prices.

Longer term, we continue to believe that the Western Canadian Sedimentary Basin will remain a key supply basin and that we are well positioned to take advantage of the new drilling activity expected on the western side of Alberta over the next decade. We are also strategically positioned to take advantage of business opportunities in the Fort Saskatchewan area associated with the significant oil sands development expected over the next 10 to 20 years.

There has been considerable speculation regarding the future of income trusts since the Government of Canada announced a proposed tax on flow-through entities in 2011. The Government's actions have resulted in a significant drop in Keyera's unit price, causing economic hardship to many unitholders. I would like to reassure unitholders that Keyera's business remains strong. While Keyera's management continues to evaluate the implications of the tax for Keyera, our strategy is based on a commitment to create long-term value for our unitholders.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to another successful year in 2007.

Jim V. Bertram
President and CEO
KEYERA Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major NGL hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide

most of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements.

<<

Contribution by Operating Segment (in thousands of dollars)	Three months ended December 31, 2006 $	Three months ended December 31, 2005 $	Twelve months ended December 31, 2006 $	Twelve months ended December 31, 2005 $
Gathering and Processing(1)				
Revenue	44,523	38,244	170,184	142,916
Operating expenses	(22,312)	(20,331)	(96,558)	(67,469)
Gathering and Processing contribution	22,211	17,913	73,626	75,447
NGL Infrastructure(1)				
Revenue	19,742	17,132	69,072	57,759
Operating expenses	(6,099)	(7,994)	(23,956)	(24,296)
NGL Infrastructure contribution	13,643	9,138	45,116	33,463
Marketing(2)				
Revenue	286,325	317,863	1,161,899	1,013,334
Operating expenses	(284,348)	(305,123)	(1,134,677)	(972,704)
General & administration	(631)	(565)	(2,524)	(1,871)
Marketing contribution	1,346	12,175	24,698	38,759
Total contribution	37,200	39,226	143,440	147,669
Other expenses(3)	(19,197)	(22,399)	(76,997)	(79,654)
Earnings before tax and non-controlling interest	18,003	16,827	66,443	68,015

Notes:

Gathering and Processing, NGL Infrastructure and Marketing contribution, as defined below, are not standard measures under Canadian generally accepted accounting principles. Therefore, these measures may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-co transactions as required by GAAP and refers to operating revenues less operating expenses (Gathering and Processing expenses, NGL Infrastructure expenses and Marketing expenses, where applicable). Management believes contribution provides an accurate portrayal of profitability by operating segment. Additional disclosure regarding segment results is contained in financial statement note 16, Segmented information.

(1) Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided

to Keyera's Marketing business.

(2) The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

(3) Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

Fourth Quarter Results

Statements of Earnings
(in thousands of dollars)

	(unaudited) Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
	$	$	$	$
Operating revenues				
Marketing sales	286,325	317,863	1,161,899	1,013,334
Gathering and Processing	43,621	37,278	166,736	139,274
NGL Infrastructure	10,855	10,349	39,888	34,959
	340,801	365,490	1,368,523	1,187,567
Operating expenses				
Marketing cost of goods sold	274,559	297,375	1,102,045	946,263
Gathering and Processing	22,312	20,331	96,558	67,469
NGL Infrastructure	6,099	7,994	23,956	24,296
	302,970	325,700	1,222,559	1,038,028
	37,831	39,790	145,964	149,539
General and administrative	3,453	8,528	18,892	25,217
Interest expense	5,153	4,146	18,156	16,213
Depreciation and amortization	10,413	9,502	39,843	36,887
Accretion expense	809	788	2,257	2,048
Impairment expense	-	-	373	1,160
	19,828	22,964	79,521	81,525
Earnings before tax and non-controlling interest	18,003	16,826	66,443	68,014
Income tax (recovery) expense	2,840	1,160	(2,660)	6,630
Earnings before non-controlling interest	15,163	15,666	69,103	61,384
Non-controlling interest	235	175	1,025	704
Net earnings	14,928	15,491	68,078	60,680

Statements of Cash Flows

(in thousands of dollars)

Net inflow (outflow) of cash:	(unaudited) Three months ended December 31, 2006 $	2005 $	Twelve months ended December 31, 2006 $	2005 $
Operating activities				
Net earnings	14,928	15,491	68,078	60,680
Items not affecting cash:				
Depreciation and amortization	10,413	9,502	39,843	36,887
Accretion expense	809	788	2,257	2,048
Impairment expense	-	-	373	1,160
Unrealized (gain) loss on financial instruments	153	783	(491)	280
Future income tax (recovery) expense	1,800	231	(7,042)	2,411
Non-controlling interest	235	175	1,025	704
Asset retirement obligation expenditures	(79)	(78)	(160)	(183)
	28,259	26,892	103,883	103,987
Changes in non-cash operating working capital	13,871	444	6,773	(41,840)
	42,130	27,336	110,656	62,147
Investing activities				
Additions to property, plant and equipment	(8,138)	(40,388)	(73,868)	(52,870)
Additions to intangibles	-	-	(1,115)	-
Proceeds on sale of assets	-	-	-	907
Changes in non-cash working capital	2,649	3,529	(651)	4,951
	(5,489)	(36,859)	(75,634)	(47,012)
Financing activities				
Proceeds from credit facilities	(13,399)	35,000	41,984	54,000
Issuance of trust units	904	1,598	4,252	2,175
Distributions paid to unitholders	(21,724)	(20,662)	(86,509)	(77,013)
Distributions or dividends paid to others	(240)	(240)	(479)	(506)
	(34,459)	15,696	(40,752)	(21,344)
Net cash (outflow) inflow	2,182	6,173	(5,730)	(6,209)
Cash (bank indebtedness), beginning of period	(2,278)	(539)	5,634	11,843
Cash (bank indebtedness), end of period	(96)	5,634	(96)	5,634

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Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of February 27, 2007 and is a review of the results of operations and the

liquidity and capital resources of Keyera Facilities Income Fund (the "Fund" or "Keyera"). It should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the year ended December 31, 2006 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2005 and the related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses), EBITDA (earnings before interest, taxes, depreciation and amortization) and distributable cash flow (net income adjusted for items not affecting cash less maintenance capital expenditures, expenditures related to asset retirement or site reclamation and the distributable cashflow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations and financial position. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward-looking statements. All statements other than statements of historical fact contained in this document are forward-looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward-looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward-looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including

fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's 2007 Annual Information Form filed on SEDAR.

In addition, this MD&A and accompanying documents may contain forward-looking statements attributed to third party sources. For example, the discussion on proposed changes in trust tax legislation is based solely on the general information found in the background paper issued by the Department of Finance at the time of the October 31, 2006 announcement by Minister Flaherty, the proposed "normal growth" guidelines issued by the Department of Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006 (collectively the "October 31 Proposals"). No assurance can be given that any final legislation implementing the proposed tax changes will be consistent with the October 31 Proposals or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Keyera and its Unitholders. To the extent that proposed or other changes are implemented, such changes could result in the income tax considerations described in this MD&A being materially different.

Readers are cautioned that they should not unduly rely on the forward-looking statements included in this MD&A and accompanying documents. Further, readers are cautioned that the forward-looking statements contained herein speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward-looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward-looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on www.sedar.com.

INTRODUCTION

The statement of earnings contained in the audited consolidated financial statements includes the results of operations of the Fund, Keyera Energy Partnership ("the Partnership"), Keyera Energy Facilities Limited ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Management Ltd. ("KEML"), Keyera Energy Inc. ("KEI") and Rimbey Pipe Line Co. Ltd. ("Rimbey Pipe Line") for the twelve months ended December 31, 2006. The Fund and its subsidiaries are collectively referred to as "Keyera". The information for the comparative twelve months ended December 31, 2005 includes the results of operations of the Fund, the Partnership, KEFL, KEL, KEML, KEI, EnerPro Midstream Company ("EnerPro") and Rimbey Pipe Line for the twelve months ended December 31, 2005. A diagram of Keyera's organizational structure and descriptions of the Fund and its subsidiaries can be found in the Fund's 2007 Annual Information Form which is available at www.sedar.com.

BUSINESS ENVIRONMENT

Canada experienced another active year of oil and gas drilling in 2006, with 23,441 wells drilled during the year. Although drilling levels overall were 6% lower than last year, in the foothills front and British Columbia regions, where most of Keyera's facilities are located, the number of wells drilled increased by 2% compared to last year, setting new records for these areas.

Low natural gas prices in 2006 affected some producer drilling programs during the year, particularly in the central and eastern side of the Western Canadian Sedimentary Basin ("WCSB"). In the central Alberta region, where Keyera has operations, drilling of natural gas wells decreased 23% compared to

2005, largely the result of a curtailment of shallow gas and coal bed methane drilling. The average depth of wells drilled in the central Alberta region increased by 10% in 2006, as producers continued to target deeper reservoirs. Keyera was not significantly affected in 2006 by the drilling slowdown in this area, as gas from shallow sweet wells does not contribute significantly to Keyera's cash flow.

Over the long-term, natural gas fundamentals are expected to support an active drilling program in the WCSB. This is particularly true on the western side of the basin. This area is relatively under-developed, has more gas prone zones at deeper depths and often has larger reserves containing hydrogen sulphide and natural gas liquids ("NGLs"). The majority of Keyera's facilities are able to process both sweet and sour gas and extract NGLs from the raw gas stream, making them well-suited to process gas from this region.

The high levels of activity around Keyera's facilities over the last several years have resulted in a material amount of natural gas being discovered but, for a variety of reasons, production to date from these discoveries has been limited. Producers in several areas have initiated drilling programs and production from these sources is expected to come on stream in 2007.

The expected increases in bitumen and heavy oil production from northeastern Alberta over the next 10 to 20 years are expected to increase the demand for condensate, for use as diluent in heavy oil transportation, as well as generate opportunities to provide storage and logistics services in the Fort Saskatchewan area. Keyera's facilities in Edmonton and Fort Saskatchewan experienced increased demand for these products and services during 2006, and are well positioned to provide additional services over the longer term as the oil sands sector evolves.

On October 31, 2006, the Government of Canada announced a new tax on a portion of the distributions of publicly-traded Canadian income trusts and limited partnerships. Assuming legislation is passed to enact this new tax, Keyera, as an existing income trust, will be subject to the new tax as of January 2011. Details of the Government's proposed changes can be found in the Government's website at http://www.fin.gc.ca/news06/06-061e.html.

According to the announcement, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The announcement also indicates that there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

If enacted as proposed, the taxation of Keyera commencing in 2011 will depend upon the composition of its distributions. The composition of the distributions will vary depending upon levels of profitability, capital expenditures and other factors.

As at January 1, 2006, Keyera had over $375 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera's practice has been to minimize taxes payable by the Fund and its subsidiaries. Keyera is reviewing the implications of the government's announcement and, should the proposed tax changes become law, Keyera will continue to adopt strategies that are intended to enhance long-term value.

PRODUCTIVE CAPACITY

Keyera's Gathering and Processing segment has interests in 16 gas processing plants in Western Canada with 1,663 million cubic feet per day ("mmcf/d") of licensed gross raw gas processing capacity (1,328 mmcf/d net), of which an average of 819 mmcf/d was utilized in 2006. Actual available raw gas processing capacity can be less than the licensed capacity, particularly if current gas composition or plant operating conditions are significantly different than the original plant design. Each plant has a number of functional units, each of which performs one or more operations, such as NGL recovery, gas treating and sulphur recovery. The constraint on actual available capacity depends on the capacity of each functional unit at each plant. Additional information on the capacities and constraints for Keyera's

plants is provided in Keyera's 2007 Annual Information Form, which is available on SEDAR.

Associated with these gas plants, Keyera owns interests in over 2,500 kilometres of four to twelve inch diameter raw gas gathering pipelines that deliver raw gas to the gas plants for processing.

Keyera also owns an integrated NGL infrastructure consisting of pipelines, processing, storage, and rail and truck loading facilities in Edmonton and Fort Saskatchewan, Alberta. Keyera has a total net NGL processing capacity of 65,170 bbls/d and net storage capacity of 7 million barrels.

Several of Keyera's sour gas plants rely on acid gas injection to dispose of the hydrogen sulphide and waste-products removed during processing. Acid gas injection involves the injection and sequestration of carbon dioxide and hydrogen sulphide into depleted underground reservoirs. The sustainability of this particular process is dependent upon the availability of suitable reservoirs. Keyera routinely monitors its existing reservoirs at the Brazeau River, West Pembina, Bigoray, Caribou and Paddle River gas plants to determine whether sufficient capacity remains available. If capacity were to become unavailable, alternate processes would be required or the capacity of the plant would be reduced.

Keyera has comprehensive inspection, monitoring and maintenance programs in place. The objectives of these programs are to keep the facilities in good working order and to maintain their ability to operate reliably for many years. In 2006 Keyera and its partners spent $31.0 million to maintain the productive capacity of its facilities, $26.5 million of which was expensed and $4.5 million capitalized. Keyera's net share of these expenditures was $22.5 million, $19.5 million of which was expensed and $3.0 million of which was capitalized. In 2007, Keyera's net share of expenditures related to the maintenance of productive capacity (both capitalized and expensed) is expected to be between $27 million and $33 million. A large portion of these maintenance costs will be recovered through the fee structure at each plant in 2007. With ongoing maintenance and repair, it is anticipated that Keyera's plants and facilities can continue to operate safely for decades to come.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's 2007 Annual Information Form, which is available at www.sedar.com.

Consolidated net earnings for 2006 were $68.1 million, an increase of $7.4 million from 2005. This increase was primarily attributable to the strong contribution of the storage business in the NGL Infrastructure segment, lower long-term incentive plan costs in the general and administrative expenses and the recovery of future income taxes in the second quarter of 2006. Partially offsetting this were lower operating margins experienced in the third and fourth quarters of 2006 in the Marketing segment, primarily attributable to weakening product prices.

Consolidated net earnings for the fourth quarter of 2006 were $14.9 million, down $0.6 million from the same period in 2005. The strong operating margin earned from the Gathering and Processing and NGL Infrastructure segments largely mitigated the weaker results seen in the Marketing segment. Significantly lower general and administrative costs partially offset by higher interest, depreciation and income taxes also mitigated the effect of the lower Marketing results.

Gathering and Processing

Gathering and Processing revenue for 2006 was $166.7 million, an increase of $27.5 million, or 20%, compared to the previous year. The increase was due primarily to higher throughput in the West Central Region; increased sour gas

volumes, which attract a higher processing fee, at the Brazeau River gas plant; the recovery of expenses incurred during the Chinchaga and Strachan gas plant maintenance turnarounds; and increased ownership in the Strachan gas plant for the full year.

In the fourth quarter of 2006, Gathering and Processing revenue was $43.6 million, an increase of $6.3 million, or 17%, compared to the same period in 2005. The increase was due primarily to higher throughput at the Brazeau River, Caribou and Gilby plants. At Caribou and Gilby the increase in volumes was attributable to the completion of new gathering systems earlier in the year and the plant expansion undertaken at Caribou. The Brazeau River plant also saw higher acid gas injection volumes and higher fees from firm commitment contracts and to recover maintenance costs incurred earlier in the year. Also contributing to growth was the incremental ownership interest in the Strachan gas plant.

Gathering and Processing operating expenses were $96.6 million, an increase of $29.1 million, or 43%, compared to previous year. Approximately $21.1 million of this increase was attributable to the turnarounds conducted at the Caribou, Chinchaga and Strachan gas plants and the substantial amount of additional maintenance work to refurbish the sulphur handling facilities at the Strachan gas plant. This work positioned the plant to provide increased sour gas processing capability in a safe, reliable and environmentally responsible manner. The remainder of the increase was due to increased operating costs resulting from the higher throughput in the West Central region and compressor repairs at the Brazeau River plant.

In the fourth quarter of 2006, Gathering and Processing operating expenses were $22.3 million, an increase of $2.0 million compared to the same period in 2005. The increase was due to higher volumes and activity levels at the Brazeau River and Caribou gas plants.

Much of the revenue from the Gathering and Processing segment is generated on a cost-of-service basis. On a percentage basis, the increase in operating costs was higher than the increase in revenue, primarily due to timing differences that occur as a result of the cost-of-service fee structure. At the Strachan gas plant, where the most significant maintenance and turnaround activities occurred, costs are recovered over a four year period. At the Caribou plant, many of the contractual arrangements are on a fixed-fee basis where certain costs incurred in the year are not directly recoverable.

Average gross processing throughput in 2006 was 819 million cubic feet per day, 4% higher than 2005. Fourth quarter throughput of 808 million cubic feet per day was up 1% from the same period last year.

Gathering and Processing - West Central Region

The West Central Region continued to deliver strong performance in 2006, increasing cash flows and executing a number of growth initiatives. Annual raw gas throughput for the region increased 5% compared to 2005. Fourth quarter throughput in the region was virtually unchanged from the same period a year ago.

In the Rimbey area, a number of initiatives were completed in 2006 which provide Keyera with greater control over its gathering pipelines and enhance its ability to deliver raw gas to the Rimbey gas plant. For example, Keyera acquired additional ownership interests in the Medicine River and Gull Lake pipelines, bringing its ownership to 87% and 100% respectively. These pipelines capture raw gas from areas currently experiencing active drilling programs for delivery to the Rimbey gas plant.

Inlet compression was added at the Rimbey gas plant during the year to accommodate additional volumes. These projects enable the pipelines to operate at lower operating pressures, which allows more low pressure gas wells to deliver gas to the plant.

In April 2006, Keyera completed the construction of the 20-kilometre Aurora pipeline. Upon completion, the pipeline immediately began delivering incremental raw gas to the Gilby gas plant from an active area west of the plant.

Producer activity in the area near Keyera's Brazeau North, West Pembina and Bigoray plants progressed at high levels in 2006. Piping and compression

modifications were completed during the year at the Brazeau North and West Pembina gas plants, which provided increased inlet capabilities and resulted in an incremental 5 million cubic feet per day of raw gas throughput at those facilities. In the fourth quarter, work continued on the conversion of an out-of-service sales pipeline into an additional gathering pipeline for the Bigoray gas plant.

In 2007, maintenance turnarounds will be completed at the Rimbey, Bigoray, Brazeau North and Medicine River gas plants. With the exception of the Rimbey gas plant, where maintenance costs are recovered over a four year period, the majority of these costs will be recovered in 2007.

Gathering and Processing - Foothills Region

In the Foothills region, drilling activity near Keyera's facilities continued during the year and 2006 throughput for the region was up 4% over 2005. Fourth quarter throughput was also up 4% from the same quarter in 2005.

The Strachan gas plant underwent extensive work during 2006 in order to prepare for incremental sour gas volumes over the next several years. During the second quarter, Strachan's scheduled maintenance shutdown was completed, with necessary inspections, routine repairs and numerous modifications being performed. The "A" sulphur plant was also refurbished to enable both the "A" and "B" sulphur plants to process sour gas volumes from the Tay River discovery south of the plant. Pipeline modifications began in the fourth quarter to accommodate the water associated with the increased raw gas volumes. Keyera expects these modifications to be completed in the first quarter of 2007. In February 2007, deliveries of gas from the Tay River discovery increased to rates exceeding 50 million cubic feet per day. At these throughput levels, Strachan's sulphur handling facilities were operating near their capacity.

The 48-kilometre Caribou North Gas Gathering System was completed in 2006, extending the capture area of the Caribou gas plant to the north. The pipeline opened a 1,000 square kilometer area which lacked gathering and processing infrastructure. To accommodate expected incremental volumes from the area, the Caribou gas plant was expanded in June from 40 to 65 million cubic feet per day while the plant was off-line for its scheduled maintenance shutdown. Two producer-owned compressor sites were connected to the pipeline in the second half of the year. A third producer-owned compressor site began delivering new volumes into the gathering system in January 2007. Several producers currently have drilling programs underway along the pipeline.

In the Pembina area, activity continued during the year on the Nisku oil play and three producer-owned batteries became operational. Regulatory and operational issues at these batteries resulted in lower than expected volumes at the Brazeau River gas plant during the year. Volumes increased during the fourth quarter and this trend has continued through the first two months of 2007. As a result, the sour gas handling facilities at the Brazeau River gas plant have been operating at or near capacity. During the third and fourth quarters of 2006, a number of processing agreements were put in place which secure processing capacity for producers and processing revenues for Keyera.

The Chinchaga gas plant was off-line during the third quarter of 2006 to perform its scheduled maintenance turnaround. In 2007, the Brazeau River gas plant will undergo its scheduled maintenance turnaround and these costs will be fully recovered in 2007.

NGL Infrastructure

NGL Infrastructure revenue for 2006 was $39.9 million, an increase of $4.9 million, or 14%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility, as well as a non-recurring adjustment of approximately $1 million earned upon the expiration of a long-term contract in the first quarter of 2006.

NGL Infrastructure operating expenses for 2006 were $24.0 million, a decrease of $0.3 million or 1% compared to 2005. Lower fuel gas and electricity costs throughout most of the year accounted for the decrease.

In the third quarter, Keyera completed construction of a 3.9 million barrel brine pond at the Fort Saskatchewan processing and storage facility.

This brine pond enables a better utilization of the existing underground storage at Fort Saskatchewan and will allow Keyera to take advantage of the increasing long-term demand for condensate and butane storage. In anticipation of the completion of the brine pond, Keyera entered into multi-year storage contracts. These contracts, together with other shorter term arrangements, resulted in an increase in storage revenues in 2006.

Also, in the third quarter of 2006, Keyera completed the construction of an expansion to the rail rack facility at the Edmonton terminal. The expansion allows the offloading of up to 10,000 barrels per day of condensate, intended to supply the diluent market in Alberta.

In the fourth quarter of 2006, NGL Infrastructure results were up significantly from the same period in 2005. Operating margin for the fourth quarter of 2006 was $4.8 million, an increase of $2.4 million compared to last year. At the Fort Saskatchewan fractionation facility, lower fuel and electricity costs contributed to significantly lower operating expenses, while revenues showed a modest increase. The Edmonton terminal had an active fourth quarter, as propane was withdrawn from storage and delivered, via rail and truck, to markets throughout North America.

Marketing

Marketing revenue for 2006 was $1,162 million, an increase of $148.6 million compared to the previous year. Approximately $52.3 million of the increase was due to the growth of the crude oil midstream business that commenced operation in the fourth quarter of 2005. Also included in revenue was $7.0 million related to the settlement of and the change in fair value of financial contracts that were part of Keyera's risk management program. The remainder was primarily due to higher NGL volumes and prices compared to last year.

The tables below outline the composition of the revenues generated from Keyera's Marketing business and the changes in the fair value of the derivative financial contracts.

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Composition of Marketing Revenue (in thousands of dollars)	2006
Physical sales	1,154,853
Financial instruments	7,046
Marketing revenue	1,161,899

Changes in Fair Value of Energy Derivative Contracts (in thousands of dollars)	
Fair value at December 31, 2005	(280)
Change in the fair value of contracts	6,835
Fair value of new contracts entered into in 2006	211
Realized gains	(6,555)
Fair value at December 31, 2006(1)	211

(1) The fair value of the financial contracts represents an estimate of the amount that Keyera would pay or receive if those contracts were closed on December 31, 2006.

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NGL sales volumes for 2006 averaged 52,200 barrels per day compared to 50,700 barrels per day in 2005, as all products experienced modest growth. In the fourth quarter of 2006, NGL sales volumes averaged 55,400 barrels per day compared to 55,000 barrels per day in the fourth quarter of 2005.

The cost of goods sold for 2006 was $1,102 million, an increase of

$155.8 million compared to the previous year. The increase was due primarily to the inclusion of crude oil midstream costs and higher NGL sales volumes and supply costs compared to 2005. Also included in the cost of goods sold was $3.2 million related to inventory writedowns, $2.2 million in the third quarter and $1.0 million at year end. These writedowns were required as a result of the significant price drop in crude oil and product prices in the third and fourth quarters of 2006.

NGL product inventories of $53.9 million were $0.7 million higher than the previous year due to higher volumes partially offset by lower prices at year end. A significant portion of this inventory was sold in early 2007. Inventory has been valued at the lower of cost or net realizable value at December 31, 2006.

Propane demand followed normal season trends in 2006. Despite warmer than usual weather throughout most of North America during the fourth quarter, Keyera was able to utilize its infrastructure and marketing and logistics expertise to access niche markets where unseasonable weather created higher demand.

Demand for butane was relatively strong for the first three quarters of the year. Butane is required to support western Canadian crude oil production and for use in winter gasoline blending. During the fourth quarter, operational problems at a large industrial facility resulted in decreased demand and lower prices for butane in the Edmonton market. During this time, Keyera placed product into storage at its facilities in Fort Saskatchewan.

During the first half of 2006, condensate demand was strong as heavy oil producers continued to purchase condensate for use as diluent to enable heavy crude oil to flow in pipelines. Beginning in the third quarter, condensate demand and prices weakened significantly in part due to falling crude oil prices, an outage at a major heavy oil field in Alberta, and an increase in the supply of diluent in Alberta. This combination resulted in losses on the physical sale of condensate and a writedown of inventory values.

Marketing operating margins in the fourth quarter of 2006 were $11.8 million, down $8.7 million from the same period in 2005. Warm weather in the eastern U.S. contributed to lower propane prices, while butane and condensate markets also remained soft. As well, adjustments relating to the voidance of a butane cavern in the fourth quarter reduced margins by $0.8 million. However, by year end, the supply/demand fundamentals for propane, butane and condensate began improving and the market demand for these products is currently at more typical levels.

In the second quarter of 2006 Keyera acquired three propane terminals in the U.S. to expand its NGL marketing business in key propane markets. This acquisition allowed Keyera to vertically integrate its business, diversify its geographic markets and expand its wholesale customer base. During the last half of 2006, these terminals played a key role in delivering propane into the Pacific Northwest, which was experiencing unseasonably cold weather.

Keyera's crude oil midstream business continued to develop in 2006. Volumes delivered to field oil terminals remained steady and quality differentials were strong throughout the year, enabling the business to contribute approximately $8.5 million to operating margins. The midstream joint venture project that was initiated with Pembina Pipeline Corporation ("Pembina") at the Edmonton terminal in late 2005 contributed a significant portion of the operating margin in 2006. Another similar project was undertaken with Pembina in 2006 and construction of the required facilities was completed by year end. The new facilities were commissioned in early January 2007.

Non-operating expenses and other earnings

General and administrative expenses for 2006 were $18.9 million, down $6.3 million from the previous year. Long-term incentive plan costs were $7.6 million lower than in 2005, reflecting a decline in unit price and no change in distributions per unit. Excluding the effect of the long-term incentive plan, general and administrative expenses increased $1.3 million compared to the previous year. Severance costs and higher legal and consulting costs were primarily responsible for the increase. Severance costs were

incurred in accordance with an employment agreement.

Interest expense, net of interest revenue, was $18.2 million for 2006, $1.9 million greater than in 2005. The increase was due to the higher short term borrowings used to fund capital projects, partially offset by a reduction in interest paid on lower convertible debenture balances.

Depreciation and amortization expense was $39.8 million for 2006, $3.0 million greater than the previous year. The increase was due to growth in the asset base resulting from the completion of several major construction projects during the past year.

Income tax recovery for 2006 was $2.7 million, compared to an expense of $6.6 million in the previous year. The reduction in tax expense was due to a decrease in future tax liabilities attributable to the lowering of statutory income tax rates and the recognition of the long-term incentive plan costs as a future tax asset. The plan costs became eligible for deduction from taxable income in future years when Keyera began purchasing units in the market for delivery under the plan. The deductibility of future unit purchase costs created a tax asset. Current income tax expense, primarily attributable to Rimbey Pipe Line, was $4.4 million, up slightly from the previous year.

On October 31, 2006 the federal government announced its intention to impose a new tax on distributions from existing public income trusts effective in 2011. Legislation to implement the proposed tax has been released for comment but has not been enacted, and the accounting guidance for future income taxes in flow-through entities has not been finalized. However, if the new legislation is put into effect, it is estimated that the Fund's future income tax liability may increase, with a corresponding decrease to net income in the period when the legislation is substantively enacted.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

For each month, actual volumes processed and fees earned from the Gathering and Processing and NGL Infrastructure assets are not known at the month end. Accordingly, the financial statements contain an estimate of one month's revenue based upon a review of historic trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2006, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $19.5 million for December 2006 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

The period in which invoices are rendered for the supply of goods and services necessary for the operation of the Gathering and Processing and NGL Infrastructure assets is generally later than the period in which the goods or services were provided. Accordingly, the financial statements contain an estimate of one month's operating costs based upon a review of historical trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2006, operating expenses and accounts payable contained an estimate of $10.0 million for December 2006 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $6.4 million at December 31, 2006. Operating expenses and accounts payable contained an estimate of $3.4 million.

Estimation of Marketing revenues:

The majority of the Marketing sales revenues are recorded based upon actual volumes and prices; however, in many cases actual product lifting volumes have not yet been confirmed and sales prices that are dependent on other variables are not yet known. Accordingly, the financial statements contain an estimate for these sales. Estimates are prepared based upon contract quantities and known events. The estimates are reviewed and compared to expected results to verify their accuracy. They are reversed in the following month and replaced with actual results.

At December 31, 2006, the Marketing sales and accounts receivable contained an estimate for December 2006 revenues of $43.6 million.

Estimation of Marketing product purchases:

NGL mix (feedstock) and specification products such as propane, butane and condensate are purchased from facilities located throughout western Canada and in some locations in the United States. The majority of NGL mix purchases are estimated each month as actual volume information is generally not available until the next month. The estimates are prepared based upon a three month rolling average of production volumes for each facility and an estimate of price based upon historical information. Specification product volumes and prices are based upon contract volumes and prices. Accordingly, these financial statements contain an estimate for one month of these purchases.

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $77.2 million at December 31, 2006.

Estimation of asset retirement obligation:

Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life. The determination of the estimate of these obligations is based upon settlement between 2018 and 2038. Keyera utilizes a documented process, overseen by the Health, Safety and Environment Committee, to estimate future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities.

Keyera has estimated that at December 31, 2006, the total undiscounted amount required to settle the asset retirement obligations is $183.2 million compared to $168.2 million at December 31, 2005. The discounted net present value of this obligation at December 31, 2006 is $34.5 million compared to $27.8 million at December 31, 2005. The increase in the undiscounted and the discounted amount is primarily due to changes in the estimated future liabilities.

It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed the current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements.

Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's 2007 Annual Information Form, which

is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and working capital

Cash provided by operating activities before changes in non-cash operating working capital was $103.9 million during 2006. The Fund paid $87.0 million of distributions and dividends during the year and required $68.9 million for capital expenditures, additions to intangibles, inventory and other non-cash working capital. The resulting cash requirement of $52.0 million was funded by $42.1 million of short-term debt, $4.3 million of proceeds from the Distribution Reinvestment Plan ("DRIP") and $5.6 million of internal cash.

A deficiency of $41.1 million in cash and working capital existed at December 31, 2006 compared to a surplus of $9.7 million last year. The decrease in working capital resulted from the use of short-term debt to finance growth capital expenditures.

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Additions to Property, Plant and Equipment (in millions of dollars)	Twelve months ended December 31 2006	2005
Growth capital expenditures	70.9	48.4
Maintenance capital expenditures	3.0	4.5
Total capital expenditures	73.9	52.9

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In 2006, additions to property, plant and equipment amounted to $73.9 million, consisting of $3.0 million of maintenance capital and $70.9 million of growth capital. The maintenance capital expenditures were related to numerous small projects. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $19.5 million that are included in operating costs. In 2007, Keyera expects to spend approximately $3 to $5 million for maintenance capital projects. In addition, it is anticipated that Keyera will spend between $24 and $28 million for expensed maintenance work.

Keyera's capital program was largely directed at opportunities identified from its existing asset base. The construction projects extended capture areas, expanded capacities and introduced new services at existing plants and facilities. In general, Keyera's engineering team was able to complete these projects on time and on budget, during a year when engineering, procurement and construction challenges were common.

Growth was also achieved through acquisition. Keyera acquired three propane terminals in the United States to expand and vertically integrate its existing NGL marketing business and acquired incremental ownership interests in two pipelines to increase our future share of operating results.

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The following were the significant 2006 growth capital expenditures:

- $21.8 million to construct the Caribou North Gas Gathering System and the Aurora pipeline which have extended the capture areas of the plants.
- $12.0 million to acquire storage and terminal facilities in the U.S.
- $13.7 million for plant process improvements, the addition of new compression facilities and the acquisition of incremental ownership interests in the Rimbey Gull Lake pipeline and the Medicine River pipeline.
- $7.6 million to construct the rail facility expansion at the Edmonton

terminal to enable the delivery of incremental condensate volumes.

- $4.1 million to complete the Fort Saskatchewan brine pond expansion, to increase the utilization of the underground storage caverns.
- $1.6 million to upgrade the amine and control systems at the Caribou gas plant, increasing plant capacity by 25 million cubic feet per day.

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The expected growth capital expenditures for 2007 are between $40 and $60 million, but the actual level of growth capital investment is dependent upon available opportunities.

Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. NGL inventories are required to meet seasonal demand patterns and will vary depending on the time of year. Historically, the largest allocation of working capital to fund inventory has been approximately $81 million. In addition to the working capital required for inventory, Keyera typically utilizes approximately $25 to $35 million to finance the other components of working capital.

Risks

The majority of cash flow is derived from the Gathering and Processing and NGL Infrastructure business segments. The operating income generated from gathering and processing facilities is not significantly exposed to changes in operating costs due to the nature of most fee structures, which provide a mechanism for the recovery of operating costs.

The most significant exposure faced by the Gathering and Processing and NGL Infrastructure businesses over the long term is related to declines in throughput volumes. Without reserve additions, third party production will decline over time as reserves are depleted. Declining production volumes may translate into lower throughput and cash flow at Keyera's plants and facilities. However, these facilities are located in significant natural gas supply areas of the WCSB and have high barriers to entry for new competitors.

Keyera's cash flows may also be adversely affected by the occurrence of common hazards and environmental risks related to the natural gas gathering, processing and pipeline transportation business, such as the failure of equipment, systems or processes, operator error, labour disputes, disputes with owners of interconnected facilities, catastrophic events or acts of terrorism. To mitigate these operational and environmental risks, Keyera maintains written standard operating practices, formally assesses and documents employee competency, and maintains formal inspection, maintenance, safety and environmental programs. In addition, Keyera carries casualty and business interruption insurance, although there can be no assurance that the proceeds of such insurance will compensate Keyera fully for any losses nor can it be assured that such insurance will be available in the future.

The most significant exposure faced by the Marketing business is fluctuation in the prices of the commodities that Keyera buys and sells.

For a further discussion of the risks identified in this MD&A, other risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's 2007 Annual Information Form, which is available on SEDAR.

Keyera's future debt levels are primarily dependent on operating cash flows, working capital requirements and capital investment programs. Management expects the Fund's 2007 capital expenditures and distributions to be funded by cash flow from operations and borrowing on available debt facilities.

Debt Covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital, fund growth capital expenditures and stabilize distributions, if required, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2009 and $25 million of revolving demand facilities. As at December 31, 2006, $101 million was drawn under these credit facilities. Management expects that, upon

maturity of these facilities, adequate replacement facilities will be established.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in this agreement provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at December 31, 2006:

Covenant	Position as at December 31, 2006
Debt to EBITDA not to exceed 3.50	2.18
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $215 million of unsecured senior notes. Of that amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at December 31, 2006:

Covenant	Position as at December 31, 2006
Debt to EBITDA not to exceed 3.50	2.81
EBITDA to interest charges not less than 3.00	9.38
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

Also, a subsidiary of the Partnership has an unsecured revolving credit facility in the amount of $7 million. As at December 31, 2006, $7 million had been drawn under this credit facility. Management expects that upon maturity of these facilities, adequate replacement facilities will be established.

Regulatory risk

On October 31, 2006 the Government of Canada announced a new tax on a portion of the distributions of publicly-traded Canadian income trusts and limited partnerships. The effects of this proposed tax on Keyera are discussed in the Business Environment section of this management's discussion and analysis. A more complete discussion of regulatory risks can be found in Keyera's 2007 Annual Information Form, available on SEDAR.

Credit risk

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or counterparty. The majority of Keyera's accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. Keyera evaluates and monitors the financial strength of its customers in

accordance with its credit policy.

Management believes these measures minimize Keyera's overall credit risk; however, there can be no assurance that these processes will protect against all losses from non-performance. At December 31, 2006, the accounts receivable from Keyera's two largest customers accounted for less than 1% of accounts receivable (2005 - less than 1%).

With respect to counterparties for financial instruments used for economic hedging purposes, Keyera limits its credit risk through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies which significantly minimize overall counterparty credit risk.

Marketing risk management

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. Most of these contracts are priced at floating market prices. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold and from fluctuations in the margins between purchase prices and sales prices.

The prices of the products that are marketed by Keyera are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil and natural gas markets and other factors. In many circumstances, particularly in NGL marketing, purchase and sale contracts are not perfectly matched as they are entered into at different times, locations and values. Further, Keyera normally has a long position in most of the NGL products that it markets and may store NGLs in order to meet seasonal demand and take advantage of seasonal pricing differentials, thereby resulting in inventory risk. Because crude oil margins are earned by capturing spreads between different qualities of crude oil, Keyera's crude oil midstream business is subject to volatility in price differentials between crude oil streams. In both Keyera's NGL and crude oil marketing businesses, margins can vary significantly from period to period and volatility in the markets for these products may cause distortions in financial results from period to period that are not replicable.

To some extent, Keyera can lessen certain elements of risk exposure through the integration of its Marketing business with its Facilities businesses. In spite of this integration, Keyera remains exposed to market and commodity price risk. Keyera manages this commodity risk in a number of ways, including the use of financial contracts and by offsetting some physical and financial contracts in terms of volumes, timing of performance and delivery obligations. For example, in the context of NGL marketing, because NGL product prices are related to the price of crude oil, crude oil financial contracts are one of the more common hedging strategies that Keyera uses. This strategy is subject to basis risk between the prices of crude oil and the NGL product and therefore cannot be expected to fully offset future propane, butane and condensate price movements. Further, there is no guarantee that hedging and other efforts to manage the marketing and inventory risks will generate profits or mitigate all the market and inventory risk associated with these activities. If Keyera hedges its commodity price exposure, it may also forego the benefits that may otherwise be experienced if commodity prices were to increase. To the extent that Keyera engages in these kinds of hedging activities, it is also subject to credit risks associated with counterparties with whom it contracts.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments generated 59% of 2006 operating margin and are not subject to foreign currency rate risk. All sales and virtually all purchases are denominated in Canadian dollars. In the Marketing business, approximately US$313.2 million of sales were priced in U.S. dollars in 2006.

Commitments

Keyera has assumed various contractual obligations in the normal course of its operations. At December 31, 2006, the obligations that represent known future cash payments that are required under existing contractual arrangements

are as follows:

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Contractual obligations	Payments Due by Period (in thousands of dollars)				
	Total	1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt(1)	215,000	-	110,000	52,500	52,500
Capital lease obligations	-	-	-	-	-
Operating leases(2)	31,197	8,480	13,046	6,171	3,500
Purchase obligations(3)	-	-	-	-	-
Total contractual obligations	246,197	8,480	123,046	58,671	56,000

(1) Long-term debt obligations do not include interest payments.
(2) Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation.
(3) Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to twelve years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current period market prices. The future volumes and prices for these contracts cannot be reasonably determined.

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Control Environment

Disclosure Controls and Procedures

As of December 31, 2006, the Chief Executive Officer and the Chief Financial Officer together with Keyera's management have evaluated the design and effectiveness of Keyera's disclosure controls and procedures. They concluded that, as of the end of the period covered by this report, Keyera's disclosure controls and procedures were adequate and effective in ensuring that material information relating to the Fund and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Internal Control Over Financial Reporting

As of December 31, 2006, under the supervision of and with the participation of Keyera's management, including the Chief Executive Officer and the Chief Financial Officer, internal control over financial reporting has been designed and maintained in order to provide reasonable assurance regarding the reliability of financial reporting. During the quarter ended December 31, 2006, there have been no material changes in internal control over financial reporting.

Unitholder Distributions

Keyera pays distributions to unitholders from its distributable cash flow. The Fund declared $86.6 million of distributions to unitholders in 2006. The Fund's distributable cash flow of $99.7 million was sufficient to fund all the distributions made to unitholders. In determining the level of distributions to unitholders, the Board of Directors takes into consideration current and expected future levels of cash flow, growth capital expenditures, debt repayments, working capital requirements and other factors.

The following table presents the calculation of "distributable cash flow" for the Fund. Keyera management believes that the distributable cash flow is an appropriate measure of the Fund's cash flow available for distribution to Unitholders. Because distributable cash flow is a non GAAP measure, it may not

be comparable to similar measures reported by other business entities. Therefore, when assessing Keyera's performance relative to other entities, "cash flow from operating activities" as presented in the Fund's Consolidated Statements of Cash Flows may be a more comparable measure.

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Distributable Cash Flow (in thousands of dollars) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2006	2005	2006	2005
	$	$	$	$
Net earnings	14,928	15,491	68,078	60,680
Add (deduct):				
Depreciation and amortization	10,413	9,502	39,843	36,887
Accretion expense	809	788	2,257	2,048
Impairment expense	-	-	373	1,160
Unrealized (gain) loss on financial instruments	153	783	(491)	280
Future income tax (recovery) expense	1,800	231	(7,042)	2,411
Non-controlling interest	235	175	1,025	704
Asset retirement obligation expenditures	(79)	(78)	(160)	(183)
Maintenance capital	(288)	(2,902)	(3,011)	(4,472)
Non-controlling interest distributable cash flow	(285)	(188)	(1,153)	(782)
Distributable cash flow	27,686	23,802	99,719	98,733
Distributions to unitholders	21,742	21,062	86,605	78,541

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The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations - Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During 2006, $7.2 million of convertible debentures (before adjustment for deferred financing costs) were converted into 597,563 trust units and 207,997 trust units were issued under the DRIP in consideration of $4.3 million, bringing the total units outstanding at December 31, 2006 to 60,930,753. Convertible debentures outstanding at year end were $23.5 million.

Subsequent to December 31, 2006, a further $0.2 million of convertible debentures were converted into 20,664 trust units, and 33,021 trust units were issued to unitholders enrolled in the DRIP in consideration for $0.5 million, bringing the total units outstanding at February 23, 2007 to 60,984,438. Convertible debentures outstanding at February 23, 2007 were $23.3 million, which if converted would add 1,941,166 trust units to those outstanding.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments

In 2005, the CICA issued the following sections in order to increase harmonization with U.S and International accounting standards:

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- 1530, Comprehensive Income;
- 3251, Equity;
- 3855, Financial Instruments - Recognition and Measurement; and
- 3865, Hedges.
>>

Effective January 1, 2007, the Trust will be adopting these new standards. All financial assets will be measured at fair value, with the exception of accounts receivable, which will be measured at cost. All financial liabilities, including derivatives, will be measured at fair value when they are classified as held for trading. The new standards expand the definition of derivatives to include both financial and non-financial contracts. Non-financial contracts would include an agreement to buy or sell a commodity for a fixed price at a future date.

Gains and losses on financial instruments measured at fair value will be recognized in net income in the periods they arise.

Section 3865, Hedges, addresses how hedge accounting is to be performed and requires all gains and losses relating to ineffective hedges to be recorded in net income immediately. Unrealized gains and losses relating to effective cash flow hedges are recognized in "other comprehensive income".

As of January 1, 2007, Keyera will determine the fair value of the existing natural gas and electricity hedge contracts, as well as the fair value of all fixed price commodity contracts not previously recognized. On January 1, 2007, Keyera recorded $1.0 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair values of these contracts. A corresponding adjustment will be made to opening retained earnings. Subsequent changes in the fair value of the positions will be recorded in net income.

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements. Accordingly, it would be premature to assess the impact of the initiative, if any, on Keyera at this time.

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SELECTED FINANCIAL INFORMATION

The following table presents selected annual financial information for the Fund:

(in thousands of dollars, except per unit information)

	2004	2005	2006
Operating revenues:			
- Marketing	631,696	1,013,334	1,161,899
- Facilities(1) (Gathering and Processing and NGL Infrastructure)	112,906	174,233	206,624
Net earnings	22,738	60,680	68,078
Net earnings per unit ($/unit):			
- Basic	0.63	1.03	1.12

- Diluted	0.55	0.96	1.10
Distributions to unitholders	42,037	78,541	86,605
Distributions to unitholders per unit ($/unit)	1.16	1.33	1.43
Trust Units outstanding (thousands)			
- Weighted average (basic)	36,199	58,947	60,604
- Weighted average (diluted)	40,941	63,075	62,794
Total assets	1,146,757	1,218,160	1,223,012
Total long-term financial liabilities	371,000	345,955	338,499

(1) For 2004, revenue from the facilities segment includes $598 of equity earnings relating to Rimbey Pipe Line.

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2006 compared to 2005

For 2006 revenues from Marketing were $1,162 million, an increase of $148.6 million compared to the previous year. Approximately $52.3 million of the increase was due to the growth of the crude oil midstream business that commenced operation in the fourth quarter of 2005. Also included in revenue was $7.0 million related to the settlement and change in fair value of financial contracts that were part of Keyera's risk management program. The remainder was primarily due to higher NGL volumes and prices compared to last year.

Revenues from facilities were $206.6 million, up $32.4 million compared to 2005.

Gathering and Processing revenue for 2006 was $166.7 million, an increase of $27.5 million, or 20%, compared to the previous year. The increase was due primarily to higher throughput in the West Central Region, increasing sour raw gas volumes, which attract a higher processing fee, at the Brazeau River gas plant, the recovery of expenses incurred during the Chinchaga and Strachan gas plant maintenance turnarounds and increased ownership in the Strachan gas plant for the full year.

NGL Infrastructure revenue for 2006 was $39.9 million, an increase of $4.9 million, or 14%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility, as well as a non-recurring adjustment of approximately $1 million earned upon the expiration of a long-term contract in the first quarter of 2006.

Consolidated net earnings for 2006 were $68.1 million, an increase of $7.4 million from 2005. This increase was primarily attributable to the strong contribution of the storage business in the NGL Infrastructure segment, lower long-term incentive plan costs in the general and administrative expenses and the recovery of future income taxes in the second quarter of 2006. Partially offsetting this were lower operating margins experienced in the third and fourth quarters of 2006 in the Marketing segment, primarily attributable to the weakening of product prices.

The Fund declared $86.6 million of distributions to unitholders in 2006, an increase of $8.1 million. The increase was due to a higher number of units outstanding as a result of conversions of debentures, the DRIP and higher average distributions per unit in 2006.

2005 compared to 2004

For 2005, revenues from Marketing were $1,013 million, up $381.6 million compared to 2004. Approximately $169.0 million of this increase was due to the consolidation of the Partnership beginning on April 1, 2004. The remainder of the increase was largely due to higher sales volumes and historically high commodity prices.

Revenues from facilities were $174.2 million, up $61.3 million compared to 2004. Approximately $28.4 million of this increase was attributable to the

inclusion of revenue from the Partnership and Rimbey Pipe Line, which were not consolidated until April 1, 2004 and July 2, 2004 respectively. The remainder of the increase was largely due to the inclusion of the facilities acquired from EnerPro for the full year of 2005.

Net earnings for 2005 were $60.7 million, up $38.0 million compared to 2004. The increase in net earnings was largely due to the consolidation of the Partnership, Rimbey Pipe Line and the EnerPro assets for the full year of 2005. In addition, stronger Marketing results also contributed to higher net earnings in 2005. This growth was partly offset by higher general and administrative costs, interest expense and depreciation charges.

In 2005, distributions to unitholders increased by $36.5 million due to a higher number of units outstanding as a result of conversions of debentures into trust units. In addition, the Fund increased per unit distributions by approximately 16% compared to 2004.

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The following table presents selected financial information for the Fund:

Three months ended (in thousands of dollars)

	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005
Operating revenues:				
- Marketing	228,767	223,590	243,114	317,863
- Gathering and Processing	30,552	35,516	35,927	37,278
- NGL Infrastructure	8,829	7,276	8,506	10,349
Net earnings	17,832	11,157	16,200	15,491
Net earnings per unit ($/unit)				
Basic	0.31	0.19	0.27	0.26
Diluted	0.28	0.17	0.25	0.23
Trust units outstanding (thousands)				
Weighted average (basic)	57,761	58,596	59,475	59,926
Weighted average (diluted)	62,989	62,988	63,194	63,246
Distributions to unitholders	17,924	19,332	20,223	21,062

	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
Operating revenues:				
- Marketing	316,841	279,241	279,492	286,325
- Gathering and Processing	38,053	40,772	44,290	43,621
- NGL Infrastructure	9,606	8,549	10,878	10,855
Net earnings	15,384	25,969	11,797	14,928
Net earnings per unit ($/unit)				
Basic	0.26	0.43	0.19	0.25
Diluted	0.22	0.39	0.16	0.24
Trust units outstanding (thousands)				
Weighted average (basic)	60,291	60,560	60,692	60,865
Weighted average (diluted)	63,321	62,768	62,817	62,869
Distributions to unitholders	21,553	21,631	21,679	21,742

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December 31, 2006 compared to September 30, 2006

Marketing revenues of $286.3 million in the fourth quarter of 2006

increased from the third quarter of 2006 by $6.8 million. This increase was largely due to the seasonal increase in sales volumes.

In the fourth quarter of 2006, Gathering and Processing revenue of $43.6 million decreased by $0.7 million due to lower revenues at the Chinchaga and Strachan plants. This decrease was partly offset by higher revenues experienced in the West Central region.

NGL Infrastructure revenue of $10.9 million was consistent with the prior quarter.

Net earnings were $14.9 million, an increase of $3.1 million due to higher margins experienced in the NGL Infrastructure segment and lower Gathering and Processing expenses.

September 30, 2006 compared to June 30, 2006

Third quarter Marketing revenues of $279.5 million increased from the prior quarter by $0.3 million. This increase was primarily due to the settlement of financial contracts partly offset by lower NGL sales volumes.

Gathering and Processing revenue of $44.3 million increased by $3.5 million due to higher throughput in the West Central Region, the increasingly sour gas at the Brazeau River gas plant which attracts a higher processing fee and the recovery of expenses incurred during the Chinchaga gas plant turnaround.

NGL Infrastructure revenue of $10.9 million increased by $2.3 million primarily due to increased NGL storage revenues at Fort Saskatchewan.

Net earnings were $11.8 million a decrease of $14.2 million from previous quarter. This decrease was primarily due to the recovery of future income taxes experienced in the second quarter.

June 30, 2006 compared to March 31, 2006

For the second quarter of 2006, Marketing revenues of $279.2 million decreased by $37.6 million from the prior quarter. This decrease in revenues was due primarily to a seasonal decline in sales volumes.

Gathering and Processing revenue of $40.8 million increased by $2.7 million primarily due to higher throughput volumes in the West Central Region and increased ownership in the Strachan gas plant.

NGL Infrastructure revenue of $8.5 million decreased by $1.1 million in comparison to the first quarter of 2006 due to a non-recurring final contract adjustment experienced in the first quarter.

Net earnings were $26.0 million, an increase of $10.6 million from the prior quarter. This increase in earnings was primarily attributable to the recovery of future income taxes resulting from the reduction of statutory tax rates in future years.

March 31, 2006 compared to December 31, 2005

Marketing revenues of $316.8 million decreased by $1.0 million due to a slight softening of propane margins attributed to warmer than seasonal weather.

Gathering and Processing revenue for the first quarter of 2006 was $38.1 million, an increase of $0.8 million from the prior quarter. The increase was due to higher throughput volumes and the acquisition of an incremental 25% ownership interest in the Strachan gas plant in December 2005.

For the first quarter of 2006, operating revenues from NGL Infrastructure were $9.6 million, down $0.7 million from the prior quarter. This decrease was primarily due to lower fractionation revenues, and the result of lower throughput caused by equipment fouling at the Fort Saskatchewan facility. This decrease was partly offset by a non-recurring final adjustment upon expiration of a long-term contract.

Net earnings were $15.4 million, a decrease of $0.1 million from the previous quarter. This decrease was primarily due to higher income tax expenses. The effect of the higher income tax was partly offset by higher operating margins and lower general and administrative costs.

December 31, 2005 compared to September 30, 2005

For the fourth quarter of 2005, Marketing revenues of $317.9 million increased by $74.7 million compared to the previous quarter. This increase was largely due to the seasonal increase in sales volumes.

For the fourth quarter of 2005, Gathering and Processing revenues of $37.3 million increased by $1.4 million compared to the previous quarter. NGL Infrastructure revenues of $10.3 million increased by $1.8 million compared to the previous quarter. These increases were primarily due to higher throughput volumes and increased flow-through of operating costs.

Net earnings were $15.5 million in the fourth quarter of 2005, down $0.7 million from the previous quarter. This decrease was primarily due to higher general and administrative costs, interest and depreciation charges. The effect of these higher costs was partly offset by the strong Marketing results achieved in the fourth quarter.

September 30, 2005 compared to June 30, 2005

For the third quarter of 2005, Marketing revenues of $243.1 million increased by $19.5 million compared to the previous quarter. This increase was largely due to continued demand for butane and condensate. The price of propane also strengthened in the third quarter of 2005.

For the third quarter of 2005, operating revenues from the Gathering and Processing segment was $35.9 million, up $0.4 million compared to the previous quarter. Operating revenues from the NGL Infrastructure segment were $8.5 million, up $1.2 million compared to the previous quarter. These increases were due to prior period fee recoveries and higher revenues from services.

Net earnings were $16.2 million in the third quarter of 2005, up $5.0 million from the previous quarter. This increase was primarily due to stronger results from facilities in the third quarter as well as lower general and administrative costs and the recognition of an impairment expense of $1.2 million in the second quarter of 2005.

June 30, 2005 compared to March 31, 2005

For the second quarter of 2005, Marketing revenues of $223.6 million decreased by $5.2 million compared to the prior quarter. The decrease in revenues was primarily due to a seasonal decrease in sales volumes that was partially offset by strong condensate and butane price premiums.

Operating revenues from Gathering and Processing for the second quarter of 2005 was $35.5 million, up $5.0 million from the previous quarter. This increase in revenue was largely due to the return of volumes from the Caribou and Strachan plants that experienced unplanned outages in the first quarter of 2005. In addition, volumes were redirected to the Strachan plant in the second quarter due to third party plant turnarounds. This increase was partly offset by a decrease of NGL Infrastructure revenue of $7.3 million, down $1.6 million from prior quarter.

Net earnings were $11.2 million in the second quarter, down by $6.7 million compared to the first quarter of 2005. This decrease was primarily due to weaker Marketing results and an increase in general and administrative costs. General and administrative costs were higher in the second quarter due to higher incentive plan costs. Also in the second quarter, an impairment expense of $1.2 million was recorded to reflect management's decision to dispose of a small, non-core gas processing plant.

Investor Information

DISTRIBUTIONS TO UNITHOLDERS

Distributions to Unitholders were $0.357 per unit in the fourth quarter and $1.43 per unit for the full year. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors will consider increasing the level of cash distributions when it is confident that such increase can be sustained.

TAXABILITY OF DISTRIBUTIONS

For income tax purposes, distributions paid and declared to Canadian residents in 2006 were 57% return of capital, 8.8% dividend income and the remainder ordinary income. Additional information is available on Keyera's website under "Investor Information". Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

YEAR-END 2006 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the year-end 2006 results at 8:00 am MST (10:00 am EST) on February 28, 2007. Callers may participate by either dialing 800-814-4859 or 416-644-3417. A recording of the call will be available for replay until midnight, March 7, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21219242 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

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Keyera Facilities Income Fund
Consolidated Statements of Financial Position
As at December 31
(All amounts expressed in thousands of Canadian dollars)

	2006 $	2005 $
ASSETS		
Current assets		
Cash and cash equivalents	-	5,634
Accounts receivable	160,112	191,259
Inventory	53,939	53,205
Asset held for sale (note 4)	4,200	-
Other current assets	4,327	4,042
	222,578	254,140
Property, plant and equipment (note 3)	924,947	881,330
Asset held for sale (note 4)	-	4,573
Intangible assets (note 5)	75,487	78,117
	1,223,012	1,218,160
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	96	-
Accounts payable and accrued liabilities	148,318	171,316

Distributions payable (note 11)	7,251	7,155
Credit facilities (note 6)	107,984	66,000
	263,649	244,471
Long-term debt (note 6)	215,000	215,000
Convertible debentures (note 7)	23,542	30,713
Asset retirement obligation (note 8)	34,533	27,776
Future income tax liability (note 9)	65,424	72,466
	602,148	590,426
Non-controlling interest	2,744	2,198
Unitholders' equity		
Unitholders' capital (note 10)	677,025	665,914
Accumulated earnings	159,083	91,005
Accumulated cash distributions to unitholders (note 11)	(217,988)	(131,383)
	618,120	625,536
	1,223,012	1,218,160

Commitments and contingencies (note 14)
See accompanying notes to the consolidated financial statements

Approved on behalf of the Fund by its administrator, Keyera Energy Management Ltd.:

(Signed) Wesley R. Twiss
Director

(Signed) James V. Bertram
Director

Keyera Facilities Income Fund
Consolidated Statements of Earnings and Accumulated Earnings
For the Years Ended December 31
(All amounts expressed in thousands of Canadian dollars, except per unit information)

	2006 $	2005 $
Operating revenues		
Marketing sales	1,161,899	1,013,334
Gathering and Processing	166,736	139,274
NGL Infrastructure	39,888	34,959
	1,368,523	1,187,567
Operating expenses		
Marketing cost of goods sold	1,102,045	946,263
Gathering and Processing	96,558	67,469
NGL Infrastructure	23,956	24,296
	1,222,559	1,038,028
	145,964	149,539
General and administrative	18,892	25,217
Interest expense	18,156	16,213
Depreciation and amortization	39,843	36,887

Accretion expense (note 8)	2,257	2,048
Impairment expense	373	1,160
	79,521	81,525
Earnings before tax and non-controlling interest	66,443	68,014
Income tax (recovery) expense (note 9)	(2,660)	6,630
Earnings before non-controlling interest	69,103	61,384
Non-controlling interest	1,025	704
Net earnings	68,078	60,680
Accumulated earnings, beginning of year	91,005	30,325
Accumulated earnings, end of year	159,083	91,005
Weighted average number of units (thousands) (note 10)		
- basic	60,604	58,947
- diluted	62,794	63,075
Net earnings per unit (note 10)		
- basic	1.12	1.03
- diluted	1.10	0.96

See accompanying notes to the consolidated financial statements

Keyera Facilities Income Fund
Consolidated Statements of Cash Flows
For the Years Ended December 31
(All amounts expressed in thousands of Canadian dollars)

Net inflow (outflow) of cash:	2006 $	2005 $
Operating activities		
Net earnings	68,078	60,680
Items not affecting cash:		
Depreciation and amortization	39,843	36,887
Accretion expense	2,257	2,048
Impairment expense	373	1,160
Unrealized (gain) loss on financial instruments	(491)	280
Future income tax (recovery) expense (note 9)	(7,042)	2,411
Non-controlling interest	1,025	704
Asset retirement obligation expenditures (note 8)	(160)	(183)
Changes in non-cash operating working capital	6,773	(41,840)
	110,656	62,147
Investing activities		
Additions to property, plant and equipment	(73,868)	(52,870)
Additions to intangibles	(1,115)	-
Proceeds on sale of assets	-	907
Changes in non-cash working capital	(651)	4,951
	(75,634)	(47,012)
Financing activities		
Proceeds from credit facilities	41,984	54,000
Issuance of trust units (note 10)	4,252	2,175
Distributions paid to unitholders (note 11)	(86,509)	(77,013)
Distributions or dividends paid to others	(479)	(506)

	(40,752)	(21,344)
Net cash (outflow) inflow	(5,730)	(6,209)
Cash and cash equivalents, beginning of year	5,634	11,843
Cash (bank indebtedness), end of year	(96)	5,634

See accompanying notes to the consolidated financial statements
See note 15 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005
(All amounts expressed in thousands of Canadian dollars, except where otherwise noted)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its wholly-owned subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL") and Keyera Energy Inc. ("KEI").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit are equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Fund and all controlled entities. All subsidiary companies, with the exception of Rimbey Pipe Line Co. Ltd. ("RPL"), are wholly-owned. The non-Fund ownership interest in RPL has been included in the consolidated financial statements and is shown as a non-controlling interest. All material intercompany accounts and transactions have been eliminated upon consolidation.

Measurement uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These

include the recoverability of assets and the amounts recorded for depreciation, amortization, accretion and asset retirement obligations, which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets. The recognized amounts of such items are based on management's best information and judgment.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect at the transaction date. Exchange gains and losses are recorded in earnings in the period they are incurred.

Revenue recognition

Marketing revenue
Revenue consisting primarily of marketing NGLs and crude oil midstream activities, is recognized based on volumes delivered to customers at contractual delivery points and rates.

Gathering and Processing revenue
Gathering and Processing revenue is recognized through fixed fee arrangements or flow-through arrangements that are designed to recover operating costs and provide a return on capital. Amounts collected in excess of the recoverable amounts under flow-through arrangements are recorded as a current liability. Recoverable amounts in excess of the amounts collected under flow-through arrangements are recorded as a current receivable. Revenue from take or pay arrangements is recognized as service is provided or upon expiry of the commitment, whichever occurs later.

NGL Infrastructure revenue
Revenue from transportation, processing and storage of NGLs is recognized through fee-for-service arrangements. The fee is comprised of a fixed charge per unit transported or processed. Revenue is recognized when services have been performed.

Joint ventures

Substantially all gathering and processing and NGL infrastructure activities are conducted jointly with others, and accordingly these financial statements reflect only the Fund's indirect proportionate interest in such activities.

Financial instruments

Derivative financial instruments are utilized by the Fund through its ownership in the Partnership to mitigate its exposure to fluctuations in the price of natural gas, NGLs, electricity and currency exchange rates. The Fund uses a variety of instruments to manage these exposures including swaps and options. Gains and losses related to derivative contracts are recognized in Marketing revenue.

The Fund may elect to use hedge accounting. To be accounted for as a hedge, a derivative financial instrument must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationships between the hedging items and the hedged items and documents the objectives and strategies for undertaking various hedge transactions. The process includes linking derivative financial instruments to specific anticipated transactions. The Fund also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the

instrument used is highly effective in offsetting changes in cash flows or fair values of the hedged item. Hedge effectiveness is achieved if the cash flows from the hedging item substantially offset the cash flows of the hedged item and the timing of the cash flows is similar or if changes in the fair value of the financial instrument substantially offset changes in the fair value of the related asset or liability.

If designated as a hedge, gains and losses on these instruments are deferred and recognized in earnings in the same period as the hedged item. The fair value of derivative financial instruments qualifying for hedge accounting is not recorded on the consolidated statements of financial position. When a hedging derivative financial instrument matures, expires, is sold, terminated or cancelled and is not replaced as part of the Fund's hedging strategy, the termination gain or loss is deferred and recognized when the gain or loss on the hedged item is recognized. If a designated hedged item matures, expires, is sold, extinguished or terminated and the hedged item is no longer probable of occurring, any previously deferred amounts associated with the hedging item are recognized in current earnings along with the corresponding gains or losses recognized on the hedged item. If a hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the underlying hedged item.

Where a financial instrument is not designated as a hedge or does not meet the criteria for hedge accounting, it is recorded on the consolidated statement of financial position at its fair value, either as an asset or as a liability. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they occur.

Cash and cash equivalents

Cash and cash equivalents include short-term investments with maturity of three months or less when purchased.

Inventory

Inventory is comprised primarily of NGL product for sale through the marketing operations. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis, calculated monthly.

Property, plant and equipment

Property, plant and equipment consist primarily of natural gas processing and gathering systems, NGL infrastructure facilities and marketing storage facilities, which were recorded at cost. Depreciation of these facilities is provided for on a straight-line basis over the estimated useful life of each facility. The depreciation periods range from six to thirty-three years for Gathering and Processing, thirteen to thirty-two years for NGL Infrastructure, three to twenty-five years for Marketing and seven to twenty-three years for corporate assets.

Impairment on property, plant and equipment is measured in a two-step process. Step one calculates the fair value, determined by the undiscounted future cash flows of the asset or asset group. Step two determines the impairment amount, equal to the difference between the carrying amount and fair value.

Intangible assets

Goodwill

Keyera's goodwill resulted from business combinations and represents the portion of purchase price that was in excess of the fair value of net assets acquired. Goodwill is recorded at cost and is not subject to amortization. It is tested at least annually for impairment by comparing the estimated future cash flows of a reporting unit, to which the goodwill is attributable, to its book value.

Other intangible assets

Other intangible assets consist of the marketing business contributed by the partners upon formation of the Partnership and marketing business contracts acquired on business combinations and asset purchases. These assets were recorded at fair market value upon initial recognition and are being amortized over their estimated economic life. The unamortized balance of these intangible assets is assessed periodically for impairment based on management's best estimates of future net revenues from the Marketing business.

Deferred financing costs

Deferred financing fees consist of transaction costs incurred to obtain financing. These assets were recorded at cost and are being amortized on a straight-line basis over the term of their related debt offering.

Asset retirement obligation

The asset retirement cost, deemed to be the fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and amortization. Amortization of asset retirement costs is included in depreciation and amortization in the consolidated statement of earnings. The amount of the liability is revised periodically in accordance with changes in the assumptions and estimates underlying the calculations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expense in the consolidated statement of earnings, over the estimated time period until settlement of the obligation. Actual expenditures incurred are charged against the asset retirement obligation.

Income taxes

Under the terms of the Canadian Income Tax Act, the Fund is considered to be a "mutual fund trust" and is taxable only to the extent that its income is not distributed or distributable to its unitholders. The Fund is contractually committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable in its hands.

All subsidiaries of the Fund follow the liability method of accounting for income taxes. Under this method, these subsidiaries record the future income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect a change in the income tax rates and the adjustment is recognized in earnings in the period in which the change occurs.

Unit-based compensation

The Fund has a Long Term Incentive Plan ("LTIP"), which is disclosed in note 12. The LTIP is a stock appreciation right as defined by the Canadian Institute of Chartered Accountants. The difference between

the market price of the trust units and the grant price for the outstanding units multiplied by the number of rights is recognized as compensation expense, over the vesting period. Fluctuations in the price of the trust units will change the accrued compensation expense and are recognized when they occur.

Net earnings per unit

Basic net earnings per unit are calculated by dividing net earnings, by the weighted average number of units outstanding during the period. For the calculation of the weighted average number, trust units are determined to be outstanding from the date they are issued. Diluted net earnings per unit is calculated by adding the weighted average number of units outstanding during the period to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Distributions to unitholders

The monthly amount of the distributions to unitholders of the Fund is defined in the Fund Declaration of Trust. The computation of the distributions to unitholders is comprised of cash amounts received or receivable as distributions or interest income and any net proceeds from the issuance of trust units, less any amounts that relate to the redemption of trust units and any expenditures of the Fund.

3. Property, plant and equipment

As at December 31, 2006	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	859,540	(145,251)	714,289
NGL Infrastructure	231,709	(36,467)	195,242
Marketing	12,179	(254)	11,925
Corporate and other	8,616	(5,125)	3,491
Total	1,112,044	(187,097)	924,947

As at December 31, 2005	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	808,225	(117,014)	691,211
NGL Infrastructure	216,932	(28,760)	188,172
Marketing	-	-	-
Corporate and other	6,860	(4,913)	1,947
Total	1,032,017	(150,687)	881,330

Costs associated with assets under development, excluded from costs subject to depreciation, totaled $1,757 as at December 31, 2006 (2005 - $10,823).

4. Asset held for sale

Asset held for sale consists of an interest in an electrical generator. In 2005, a portion of the equipment was sold for proceeds of $162. In 2006, the equipment was written down to its estimated net realizable value, recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical

generator for $4,200.

5. Intangible assets

As at December 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing (a)	39,219	-	39,219
NGL Infrastructure (a)	25,715	-	25,715
Marketing (b)	19,290	(10,223)	9,067
Corporate and other (c)	3,333	(1,847)	1,486
Total	87,557	(12,070)	75,487

As at December 31, 2005	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing (a)	39,219	-	39,219
NGL Infrastructure (a)	25,715	-	25,715
Marketing (b)	18,175	(7,178)	10,997
Corporate and other (c)	3,645	(1,459)	2,186
Total	86,754	(8,637)	78,117

(a) Gathering and Processing and NGL Infrastructure segments intangible assets consist of goodwill.

(b) The Marketing segment intangible assets are other intangible assets. Other intangible assets consist of the marketing business contributed by the Partners when the Partnership was first formed, the marketing business of EnerPro acquired in 2004 and the marketing contracts acquired with the U.S. propane terminals in 2006. These assets are being amortized over the remaining economic life of less than a year to seven years.

(c) The corporate segment intangible assets relate to deferred financing fees. Long-term debt deferred financing fees are discussed further in note 6. Convertible debenture deferred financing fees are discussed further in note 7.

6. Credit facilities and long-term debt

As at December 31	2006 $	2005 $
Bank credit facilities (a)	100,984	63,000
Revolving demand loan (d)	7,000	3,000
Total credit facilities	107,984	66,000
Long-term debt (b & c)	215,000	215,000

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three year revolving term and matures on

April 21, 2009, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans or Bankers' Acceptances rates. The weighted average interest rate for the year ended December 31, 2006 was 5.43% (2005 - 4.40%). As at December 31, 2006, the balance outstanding on the bank credit facilities was $100,984 (2005 - $63,000).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: Series A of $52,500 due in 2010, bearing interest at 5.79%, Series B of $52,500 due in 2013, bearing interest at 6.16%, and $20,000 due in 2008, bearing interest at 5.42%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized over the remaining terms of the related debt. Amortization expense of $163 has been recorded for the year ended December 31, 2006 (2005 - $163).

(c) In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized over the term of the debt. Amortization expense of $114 has been recorded for the year ended December 31, 2006 (2005 - $114).

(d) A subsidiary of the Partnership has an unsecured revolving demand loan facility with a major Canadian chartered bank in the amount of $7,000, of which $7,000 was drawn as at December 31, 2006 (2005 - $3,000). Borrowings under the loan facility bear interest based on the lender's rates for Canadian prime commercial loans or Bankers' Acceptances rates. The weighted average interest rate for the year ended December 31, 2006 was 5.07% (2005 - 4.13%).

7. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At December 31, 2006 $76,458 debentures had been converted to trust units (2005 - $69,287).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a debit to unitholders' equity. As a result of conversions to date at December 31, 2006, $2,782 has been reclassified to unitholders' equity (2005 - $2,470). Amortization expense of $111 has been recorded for the year ended December 31, 2006 (2005 - $624)

The convertible debentures bear interest at 6.75% per annum, payable semi- annually in arrears on June 30 and December 31 each year. Interest expense of $1,776 has been accrued for the year ended December 31, 2006 (2005 - $2,958).

8. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

For the year ended December 31	2006 $	2005 $
Asset retirement obligation, beginning of year	27,776	24,188
Liabilities acquired	151	744
Liabilities settled	(160)	(183)
Revisions in estimated cash flows	4,509	979
Accretion expense	2,257	2,048
Asset retirement obligation, end of year	34,533	27,776

The total undiscounted amount of cash flows required to settle the asset retirement obligations is $183,159 which has been discounted using a credit- adjusted risk-free rate of 7% (2005 - $168,150). The majority of these obligations are expected to be settled between 2018 and 2038. No assets have been legally restricted for settlement of the liability.

9. Income taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the unitholders. Each unitholder resident in Canada will be required to include in computing income for tax purposes for a particular taxation year the pro rata share of the Fund's income that was paid or payable in that year to the unitholder and that was deducted by the Fund in computing its income.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rates, to the income tax provision included in the consolidated statements of earnings.

	2006 $	2005 $
Earnings before tax and non-controlling interest	66,443	68,014
Income from the Fund distributed to unitholders	(36,061)	(42,653)
Income before taxes - operating subsidiaries	30,382	25,361
Income tax at statutory rate of 34.49% (2005 - 37.62%)	10,479	9,541
Non-deductible items excluded from income for tax purposes	(142)	2,083
Rate adjustments and changes in estimates	(10,356)	(2,467)
Benefit of long-term incentive plan previously not recorded	(2,202)	-
Benefit of non-capital losses previously not recorded	(46)	442
Resource allowance	3	(51)
Adjustments to tax pool balances	(198)	(3,554)
Other	(198)	(392)
Large corporation tax	-	1,028
	(2,660)	6,630
Classified as:		
Current	4,382	4,219
Future	(7,042)	2,411
Income tax expense	(2,660)	6,630

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $11,987 (2005 - $2,773) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at December 31, 2006.

The future income tax liability relates to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at December 31	2006 $	2005 $
Property, plant and equipment	(71,611)	(75,827)
Asset retirement obligation	4,308	4,104
Long-term incentive plan	1,513	-
Non-capital losses	3,475	-
Intangible assets	(616)	(956)
Other	(2,493)	213
Future income tax liability	(65,424)	(72,466)

The unrecorded future tax liability attributable to the Partnership at December 31, 2005 was $72,882 (2005 - $84,612).

10. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that can be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

In 2005, the Fund instituted a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust

units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2005	57,414,677	633,604
Units issued on conversion of convertible debentures	2,586,968	30,135
Units issued pursuant to DRIP	88,223	1,598
Units issued pursuant to LTIP	35,325	577
Balance, December 31, 2005	60,125,193	665,914
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	60,930,753	677,025

Net earnings per unit

Basic per unit calculations for the years ended December 31, 2006 and 2005 were based on the weighted average number of units outstanding for the applicable year. Convertible debentures were in the money for the years ended December 31, 2006 and 2005 and attributed to the increase in diluted weighted average number of units for 2006 and 2005.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market rather than issuing them from treasury.

(thousands)	2006	2005
Weighted average number of units - basic	60,604	58,947
Net additional units if incentive awards vested	-	485
Additional units if debentures converted	2,190	3,643
Weighted average number of units - diluted	62,794	63,075

11. Accumulated cash distributions to unitholders

	$
Balance, January 1, 2005	52,842
Unitholders' distributions declared and paid	71,386
Unitholders' distributions declared	7,155
Balance, December 31, 2005	131,383
Unitholders' distributions declared and paid	79,354

Unitholders' distributions declared	7,251
Balance, December 31, 2006	217,988

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $3,017 for the year ended December 31, 2006 (2005 - $10,589).

During the year ended December 31, 2006, 161,731 units were purchased on the market at a cost of $3,351 and delivered to plan participants under the plan. In addition, the equivalent of 106,132 unit awards were settled in cash.

(a) Performance Unit Awards
Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period. The number of units to be delivered will be calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2004 Grant	July 1, 2005 Grant	July 1, 2006 Grant	Payout Multiplier
	Less than 1.15	Less than 1.32	Less than 1.42	Nil
First range	1.15 - 1.22	1.32 - 1.39	1.42 - 1.51	50% - 99%
Second range	1.23 - 1.38	1.40 - 1.55	1.52 - 1.71	100% - 199%
Third range	1.39 and greater	1.56 and greater	1.72 and greater	200%

As of December 31, 2006, 529,867 Performance Unit Awards were outstanding (2005 - 478,172): 161,737 effective July 1, 2004, 197,330 effective July 1, 2005 and 170,800 effective July 1, 2006. The compensation cost recorded for these units for the year ended December 31, 2006 was $1,431 using the applicable closing market price of a unit of the Fund (2005 - $8,246).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006 regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of December 31, 2006, 98,735 Restricted Unit Awards were outstanding (2005 - 123,427): 26,049 effective July 1, 2004, 29,086 effective July 1, 2005 and 43,600 effective July 1, 2006. The compensation cost recorded for these units for the year ended December 31, 2006 was $1,586 using the applicable closing market price of a unit of the Fund (2005 - $2,343).

13. Financial instruments

Energy price risk management
Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Price swap agreements require payments to (or receipts from) counter parties based on the differential between fixed and variable prices for commodities. Forward currency exchange contracts require the exchange of currencies between counter-parties at previously agreed upon exchange rates.

The fair values of the derivatives designated as hedges are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

2006	Carrying Amount $	Weighted Average Price	Notional Volume	Fair Value $
Natural gas:				
Price swaps (maturing by March 31, 2007)	-	$7.78/GJ	90,000 GJs	(130)
Electricity:				
Price swaps (maturing by December 31, 2008)	-	$55/MWh	43,860 MWhs	1,031
2005				
Natural gas:				
Price swaps	-	-	-	-

Electricity:				
Price swaps	-	-	-	-

Where the financial instrument is not designated as a hedge or does not meet the criteria for hedge accounting, it is recorded on the consolidated statement of financial position at its fair value, either as an asset or a liability under accounts receivable or accounts payable and accrued liabilities, respectively. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they occur.

In 2006, Keyera realized and recorded $6.6 million of proceeds in Marketing revenue related to the settlement of financial instruments. A further $0.5 million of unrealized gains on financial contracts was recorded in Marketing revenue. The fair value of the financial instruments which do not qualify or have not been designated as hedges are listed below. The carrying amounts are recorded in accounts receivable and accounts payable, respectively.

2006	Carrying Amount $	Weighted Average Price	Notional Volume	Fair Value $
NGLs:				
Price swaps (maturing between January 31, 2007 and March 30, 2007)	211	$72.25/Bbl	450,000 Bbls	211
Currency:				
Forward contracts (maturing between January 3, 2007 and January 26, 2007)	(287)	$1.1477/USD	US$16,350	(287)
2005				
NGLs:				
Price swaps (maturing by March 31, 2006)	(280)	$69.06/Bbl	60,000 Bbls	(280)
Currency:				
Forward contracts (maturing between January 5, 2006 and January 31, 2006)	(60)	$1.1613/USD	US$13,000	(60)

The estimated fair value of all financial instruments is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At December 31, 2006, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (2005 - less than 1%). Revenue from the two largest customers amounted to 11% of operating revenue in 2006 (2005 - 12%). With

respect to counterparties for financial instruments used for economic hedging purposes, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies which significantly minimize overall counter party credit risk.

Interest rate risk
Fixed and floating rate debt are used to finance operations. The floating rate debt creates exposures to changes in interest payments as interest rates fluctuate. At December 31, 2006, fixed rate borrowings comprised 67% of total debt outstanding (2005 - 77%). The fair value of the senior fixed rate debt at December 31, 2006 was $224,457 (2005 - $222,074). The fair value of the Fund's unsecured convertible debentures at December 31, 2006 was $31,782 (2005 - $55,591).

Fair value
The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the bank credit facilities approximates fair value due to their floating rates of interest.

Foreign currency rate risk
The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$313,191 of sales were priced in U.S. dollars for the year ended December 31, 2006 (2005 - US$238,584). In 2006, the Fund realized and recorded $0.7 million of realized foreign currency loss in operating expenses. A further $0.8 million of unrealized foreign currency loss was also recorded in operating expenses.

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to twelve years and comprise the processing of the producer's natural gas and the purchase of its NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	8,480
2008	7,870
2009	5,176
2010	3,761
2011	2,410
Thereafter	3,500
	31,197

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial

position or results of operations.

15. Supplemental cash flow information

The 2005 amounts were reclassified to reflect the nature of the changes in non-cash working capital. As a result, changes in non-cash operating activities decreased by $7,909, changes in non-cash investing activities increased by $4,951 and changes in non-cash financing activities increased by $2,958.

Other cash flow information	2006 $	2005 $
Interest paid	18,486	14,933
Taxes paid	4,601	4,024

16. Segmented information

The Fund has three reportable segments: Gathering and Processing, NGL Infrastructure and Marketing. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation, and storage. The Marketing business consists of marketing of NGLs, sulphur and crude oil. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales and expenses are recorded at current market prices.

Year ended December 31, 2006	Gathering and Processing $	NGL Infrastructure $	Marketing $	Corporate $	Total $
Revenue	170,184	69,072	1,161,899	-	1,401,155
Inter-segment revenue	(3,448)	(29,184)	-	-	(32,632)
External revenue	166,736	39,888	1,161,899	-	1,368,523
Operating expenses	(96,558)	(23,956)	(1,134,677)	-	(1,255,191)
Inter-segment expenses	-	-	32,632	-	32,632
External operating expenses	(96,558)	(23,956)	(1,102,045)	-	(1,222,559)
	70,178	15,932	59,854	-	145,964
General and administrative, interest and other	-	-	-	(37,048)	(37,048)
Depreciation and amortization	(28,237)	(7,707)	(3,299)	(600)	(39,843)
Accretion expense	(1,950)	(297)	(10)	-	(2,257)
Impairment expense	(373)	-	-	-	(373)
Earnings (loss) before tax					

and non-controlling interest	39,618	7,928	56,545	(37,648)	66,443
Income tax recovery (expense)	-	(4,133)	(143)	6,936	2,660
Earnings (loss) before non-controlling interest	39,618	3,795	56,402	(30,712)	69,103
Identifiable assets	819,416	232,076	163,826	7,694	1,223,012
Capital expenditures	45,498	14,573	12,040	1,757	73,868

Year ended December 31, 2005	Gathering and Processing $	NGL Infrastructure $	Marketing $	Corporate $	Total $
Revenue	142,916	57,759	1,013,334	-	1,214,009
Inter-segment revenue	(3,642)	(22,800)	-	-	(26,442)
External revenue	139,274	34,959	1,013,334	-	1,187,567
Operating expenses	(67,469)	(24,296)	(972,704)	-	(1,064,469)
Inter-segment expenses	-	-	26,441	-	26,441
External operating expenses	(67,469)	(24,296)	(946,263)	-	(1,038,028)
	71,805	10,663	67,071	-	149,539
General and administrative, interest and other	-	-	-	(41,430)	(41,430)
Depreciation and amortization	(25,838)	(6,990)	(2,301)	(1,758)	(36,887)
Accretion expense	(1,784)	(264)	-	-	(2,048)
Impairment expense	(1,160)	-	-	-	(1,160)
Earnings (loss) before tax and non-controlling interest	43,023	3,409	64,770	(43,188)	68,014
Income tax (expense)	-	(5,297)	-	(1,333)	(6,630)

Earnings (loss) before non-controlling interest	43,023	(1,888)	64,770	(44,521)	61,384
Identifiable assets	794,792	222,708	184,878	15,782	1,218,160
Capital expenditures	43,122	8,761	-	987	52,870

	2006 $	2005 $
Marketing revenue derived from export sales to the U.S.	84,577	74,689
Property, plant and equipment located in the U.S.	11,925	-

17. Subsequent Event

The Government of Canada has announced a proposed tax on the income of publicly-traded Canadian income trusts and limited partnerships. As an existing income trust, the new tax will not apply to the Fund until January, 2011. The imposition of this tax will reduce the amount of cash that the Fund would otherwise have available for distribution after January 1, 2011.

Legislation to impose this tax has not been introduced and there is no assurance that the tax will be imposed. Substantive enactment of this legislation is expected to increase future income tax liabilities, and reduce future net income in the periods after substantive enactment.

Corporate Information

Board of Directors

E. Peter Lougheed(1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram(4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies(2)
Principal
Davies & Co.

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Marzio Isotti
Vice President, West Central Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, Engineering &
Operational Services

Banff, Alberta

Nancy M. Laird(3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols(2)(3)
Management Consultant
Mississauga, Ontario

William R. Stedman(3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss(2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

David A. Sentes
Vice President, Comptroller

K. Jamie Urquhart
Vice President, Foothills Region

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q4 2006

TSX:KEY.UN - Cdn $	
High	$21.90
Low	$15.51
Close December 29, 2006	$16.64
Volume	15,671,635
Average Daily Volume	252,768

Auditors
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations
Contact:
John Cobb or Avery Reiter
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir(at)keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

>>
%SEDAR: 00019203E

/For further information: Keyera's Investor Relations Department at (403) 205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com; Information on Keyera can also be found on our website at www.keyera.com/
(KEY.DB. KEY.UN.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:10e 27-FEB-07

Deloitte.

Auditors' Report

To the Unitholders of
Keyera Facilities Income Fund

We have audited the consolidated statements of financial position of **Keyera Facilities Income Fund** as at December 31, 2006 and 2005 and the consolidated statements of earnings, accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the management of Keyera Energy Management Ltd. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Keyera Facilities Income Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta
February 22, 2007

Keyera Facilities Income Fund
Consolidated Statements of Financial Position
As at December 31
(All amounts expressed in thousands of Canadian dollars)

	2006 $	2005 $
ASSETS		
Current assets		
Cash and cash equivalents	**—**	5,634
Accounts receivable	**160,112**	191,259
Inventory	**53,939**	53,205
Asset held for sale *(note 4)*	**4,200**	—
Other current assets	**4,327**	4,042
	222,578	254,140
Property, plant and equipment *(note 3)*	**924,947**	881,330
Asset held for sale (note 4)	**—**	4,573
Intangible assets *(note 5)*	**75,487**	78,117
	1,223,012	1,218,160
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**96**	—
Accounts payable and accrued liabilities	**148,318**	171,316
Distributions payable *(note 11)*	**7,251**	7,155
Credit facilities *(note 6)*	**107,984**	66,000
	263,649	244,471
Long-term debt *(note 6)*	**215,000**	215,000
Convertible debentures *(note 7)*	**23,542**	30,713
Asset retirement obligation *(note 8)*	**34,533**	27,776
Future income tax liability *(note 9)*	**65,424**	72,466
	602,148	590,426
Non-controlling interest	**2,744**	2,198
Unitholders' equity		
Unitholders' capital *(note 10)*	**677,025**	665,914
Accumulated earnings	**159,083**	91,005
Accumulated cash distributions to unitholders *(note 11)*	**(217,988)**	(131,383)
	618,120	625,536
	1,223,012	1,218,160

Commitments and contingencies (*note 14)*
See accompanying notes to the consolidated financial statements

Approved on behalf of the Fund by its administrator, Keyera Energy Management Ltd.:

(Signed) Wesley R. Twiss
Director

(Signed) James V. Bertram
Director

Keyera Facilities Income Fund
Consolidated Statements of Earnings and Accumulated Earnings
For the Years Ended December 31
(All amounts expressed in thousands of Canadian dollars, except per unit information)

	2006 $	2005 $
Operating revenues		
Marketing sales	**1,161,899**	1,013,334
Gathering and Processing	**166,736**	139,274
NGL Infrastructure	**39,888**	34,959
	1,368,523	1,187,567
Operating expenses		
Marketing cost of goods sold	**1,102,045**	946,263
Gathering and Processing	**96,558**	67,469
NGL Infrastructure	**23,956**	24,296
	1,222,559	1,038,028
	145,964	149,539
General and administrative	**18,892**	25,217
Interest expense	**18,156**	16,213
Depreciation and amortization	**39,843**	36,887
Accretion expense *(note 8)*	**2,257**	2,048
Impairment expense	**373**	1,160
	79,521	81,525
Earnings before tax and non-controlling interest	**66,443**	68,014
Income tax (recovery) expense *(note 9)*	**(2,660)**	6,630
Earnings before non-controlling interest	**69,103**	61,384
Non-controlling interest	**1,025**	704
Net earnings	**68,078**	60,680
Accumulated earnings, beginning of year	**91,005**	30,325
Accumulated earnings, end of year	**159,083**	91,005
Weighted average number of units (thousands) *(note 10)*		
- basic	**60,604**	58,947
- diluted	**62,794**	63,075
Net earnings per unit *(note 10)*		
- basic	**1.12**	1.03
- diluted	**1.10**	0.96

See accompanying notes to the consolidated financial statements

Keyera Facilities Income Fund
Consolidated Statements of Cash Flows
For the Years Ended December 31
(All amounts expressed in thousands of Canadian dollars)

Net inflow (outflow) of cash:	**2006** **$**	2005 $
Operating activities		
Net earnings	**68,078**	60,680
Items not affecting cash:		
Depreciation and amortization	**39,843**	36,887
Accretion expense	**2,257**	2,048
Impairment expense	**373**	1,160
Unrealized (gain) loss on financial instruments	**(491)**	280
Future income tax (recovery) expense *(note 9)*	**(7,042)**	2,411
Non-controlling interest	**1,025**	704
Asset retirement obligation expenditures *(note 8)*	**(160)**	(183)
Changes in non-cash operating working capital	**6,773**	(41,840)
	110,656	62,147
Investing activities		
Additions to property, plant and equipment	**(73,868)**	(52,870)
Additions to intangibles	**(1,115)**	—
Proceeds on sale of assets	—	907
Changes in non-cash working capital	**(651)**	4,951
	(75,634)	(47,012)
Financing activities		
Proceeds from credit facilities	**41,984**	54,000
Issuance of trust units *(note 10)*	**4,252**	2,175
Distributions paid to unitholders *(note 11)*	**(86,509)**	(77,013)
Distributions or dividends paid to others	**(479)**	(506)
	(40,752)	(21,344)
Net cash (outflow) inflow	**(5,730)**	(6,209)
Cash and cash equivalents, beginning of year	**5,634**	11,843
Cash (bank indebtedness), end of year	**(96)**	5,634

See accompanying notes to the consolidated financial statements
See note 15 for cash interest and taxes paid

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its wholly-owned subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL") and Keyera Energy Inc. ("KEI").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit are equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Fund and all controlled entities. All subsidiary companies, with the exception of Rimbey Pipe Line Co. Ltd. ("RPL"), are wholly-owned. The non-Fund ownership interest in RPL has been included in the consolidated financial statements and is shown as a non-controlling interest. All material intercompany accounts and transactions have been eliminated upon consolidation.

Measurement uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These include the recoverability of assets and the amounts recorded for depreciation, amortization, accretion and asset retirement obligations, which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets. The recognized amounts of such items are based on management's best information and judgment.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect at the transaction date. Exchange gains and losses are recorded in earnings in the period they are incurred.

Revenue recognition

Marketing revenue

Revenue consisting primarily of marketing NGLs and crude oil midstream activities, is recognized based on volumes delivered to customers at contractual delivery points and rates.

Gathering and Processing revenue

Gathering and Processing revenue is recognized through fixed fee arrangements or flow-through arrangements that are designed to recover operating costs and provide a return on capital. Amounts collected in excess of the recoverable amounts under flow-through arrangements are recorded as a

current liability. Recoverable amounts in excess of the amounts collected under flow-through arrangements are recorded as a current receivable. Revenue from take or pay arrangements is recognized as service is provided or upon expiry of the commitment, whichever occurs later.

NGL Infrastructure revenue
Revenue from transportation, processing and storage of NGLs is recognized through fee-for-service arrangements. The fee is comprised of a fixed charge per unit transported or processed. Revenue is recognized when services have been performed.

Joint ventures
Substantially all gathering and processing and NGL infrastructure activities are conducted jointly with others, and accordingly these financial statements reflect only the Fund's indirect proportionate interest in such activities.

Financial Instruments
Derivative financial instruments are utilized by the Fund through its ownership in the Partnership to mitigate its exposure to fluctuations in the price of natural gas, NGLs, electricity and currency exchange rates. The Fund uses a variety of instruments to manage these exposures including swaps and options. Gains and losses related to derivative contracts are recognized in Marketing revenue.

The Fund may elect to use hedge accounting. To be accounted for as a hedge, a derivative financial instrument must be designated and documented as a hedge and must be effective at inception and on an on going basis. The documentation defines the relationships between the hedging items and the hedged items and documents the objectives and strategies for undertaking various hedge transactions. The process includes linking derivative financial instruments to specific anticipated transactions. The Fund also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the instrument used is highly effective in offsetting changes in cash flows or fair values of the hedged item. Hedge effectiveness is achieved if the cash flows from the hedging item substantially offset the cash flows of the hedged item and the timing of the cash flows is similar or if changes in the fair value of the financial instrument substantially offset changes in the fair value of the related asset or liability.

If designated as a hedge, gains and losses on these instruments are deferred and recognized in earnings in the same period as the hedged item. The fair value of derivative financial instruments qualifying for hedge accounting is not recorded on the consolidated statements of financial position. When a hedging derivative financial instrument matures, expires, is sold, terminated or cancelled and is not replaced as part of the Fund's hedging strategy, the termination gain or loss is deferred and recognized when the gain or loss on the hedged item is recognized. If a designated hedged item matures, expires, is sold, extinguished or terminated and the hedged item is no longer probable of occurring, any previously deferred amounts associated with the hedging item are recognized in current earnings along with the corresponding gains or losses recognized on the hedged item. If a hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the underlying hedged item.

Where a financial instrument is not designated as a hedge or does not meet the criteria for hedge accounting, it is recorded on the consolidated statement of financial position at its fair value, either as an asset or as a liability. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they occur.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with maturity of three months or less when purchased.

Inventory
Inventory is comprised primarily of NGL product for sale through the marketing operations. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis, calculated monthly.

Property, plant and equipment
Property, plant and equipment consist primarily of natural gas processing and gathering systems, NGL infrastructure facilities and marketing storage facilities, which were recorded at cost. Depreciation of these facilities is provided for on a straight-line basis over the estimated useful life of each facility. The depreciation periods range from six to thirty-three years for Gathering and Processing, thirteen to thirty-two years for NGL Infrastructure, three to twenty-five years for Marketing and seven to twenty-three years for corporate assets.

Impairment on property, plant and equipment is measured in a two-step process. Step one calculates the fair value, determined by the undiscounted future cash flows of the asset or asset group. Step two determines the impairment amount, equal to the difference between the carrying amount and fair value.

Intangible assets
Goodwill
Keyera's goodwill resulted from business combinations and represents the portion of purchase price that was in excess of the fair value of net assets acquired. Goodwill is recorded at cost and is not subject to amortization. It is tested at least annually for impairment by comparing the estimated future cash flows of a reporting unit, to which the goodwill is attributable, to its book value.

Other intangible assets
Other intangible assets consist of the marketing business contributed by the partners upon formation of the Partnership and marketing business contracts acquired on business combinations and asset purchases. These assets were recorded at fair market value upon initial recognition and are being amortized over their estimated economic life. The unamortized balance of these intangible assets is assessed periodically for impairment based on management's best estimates of future net revenues from the Marketing business.

Deferred financing costs
Deferred financing fees consist of transaction costs incurred to obtain financing. These assets were recorded at cost and are being amortized on a straight-line basis over the term of their related debt offering.

Asset retirement obligation
The asset retirement cost, deemed to be the fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and amortization. Amortization of asset retirement costs is included in depreciation and amortization in the consolidated statement of earnings. The amount of the liability is revised periodically in accordance with changes in the assumptions and estimates underlying the calculations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expense in the consolidated statement of earnings, over the estimated time period until settlement of the obligation. Actual expenditures incurred are charged against the asset retirement obligation.

Income taxes
Under the terms of the Canadian Income Tax Act, the Fund is considered to be a "mutual fund trust" and is taxable only to the extent that its income is not distributed or distributable to its unitholders. The Fund is contractually committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable in its hands.

All subsidiaries of the Fund follow the liability method of accounting for income taxes. Under this method, these subsidiaries record the future income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect a change in the income tax rates and the adjustment is recognized in earnings in the period in which the change occurs.

Unit-based compensation

The Fund has a Long Term Incentive Plan ("LTIP"), which is disclosed in note 12. The LTIP is a stock appreciation right as defined by the Canadian Institute of Chartered Accountants. The difference between the market price of the trust units and the grant price for the outstanding units multiplied by the number of rights is recognized as compensation expense, over the vesting period. Fluctuations in the price of the trust units will change the accrued compensation expense and are recognized when they occur.

Net earnings per unit

Basic net earnings per unit are calculated by dividing net earnings, by the weighted average number of units outstanding during the period. For the calculation of the weighted average number, trust units are determined to be outstanding from the date they are issued. Diluted net earnings per unit is calculated by adding the weighted average number of units outstanding during the period to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Distributions to unitholders

The monthly amount of the distributions to unitholders of the Fund is defined in the Fund Declaration of Trust. The computation of the distributions to unitholders is comprised of cash amounts received or receivable as distributions or interest income and any net proceeds from the issuance of trust units, less any amounts that relate to the redemption of trust units and any expenditures of the Fund.

3. Property, plant and equipment

	Cost	**Accumulated Depreciation**	**Net Book Value**
As at December 31, 2006	**$**	**$**	**$**
Gathering and Processing	859,540	(145,251)	714,289
NGL Infrastructure	231,709	(36,467)	195,242
Marketing	12,179	(254)	11,925
Corporate and other	8,616	(5,125)	3,491
Total	**1,112,044**	**(187,097)**	**924,947**

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2005	$	$	$
Gathering and Processing	808,225	(117,014)	691,211
NGL Infrastructure	216,932	(28,760)	188,172
Marketing	—	—	—
Corporate and other	6,860	(4,913)	1,947
Total	1,032,017	(150,687)	881,330

Costs associated with assets under development, excluded from costs subject to depreciation, totaled $1,757 as at December 31, 2006 (2005 - $10,823).

4. **Asset held for sale**

Asset held for sale consists of an interest in an electrical generator. In 2005, a portion of the equipment was sold for proceeds of $162. In 2006, the equipment was written down to its estimated net realizable value, recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for $4,200.

5. **Intangible assets**

As at December 31, 2006	**Cost $**	**Accumulated Amortization $**	**Net Book Value $**
Gathering and Processing (a)	39,219	—	39,219
NGL Infrastructure (a)	25,715	—	25,715
Marketing (b)	19,290	(10,223)	9,067
Corporate and other (c)	3,333	(1,847)	1,486
Total	**87,557**	**(12,070)**	**75,487**

As at December 31, 2005	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing (a)	39,219	—	39,219
NGL Infrastructure (a)	25,715	—	25,715
Marketing (b)	18,175	(7,178)	10,997
Corporate and other (c)	3,645	(1,459)	2,186
Total	86,754	(8,637)	78,117

(a) Gathering and Processing and NGL Infrastructure segments intangible assets consist of goodwill.

(b) The Marketing segment intangible assets are other intangible assets. Other intangible assets consist of the marketing business contributed by the Partners when the Partnership was first formed, the marketing business of EnerPro acquired in 2004 and the marketing contracts acquired with the U.S. propane terminals in 2006. These assets are being amortized over the remaining economic life of less than a year to seven years.

(c) The corporate segment intangible assets relate to deferred financing fees. Long-term debt deferred financing fees are discussed further in note 6. Convertible debenture deferred financing fees are discussed further in note 7.

6. **Credit facilities and long-term debt**

As at December 31	**2006 $**	2005 $
Bank credit facilities (a)	**100,984**	63,000
Revolving demand loan (d)	**7,000**	3,000
Total credit facilities	**107,984**	66,000
Long-term debt (b & c)	**215,000**	215,000

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three year revolving term and matures on April 21, 2009, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans or Bankers' Acceptances rates. The weighted average interest rate for the year ended December 31, 2006 was 5.43% (2005 - 4.40%). As at December 31, 2006, the balance outstanding on the bank credit facilities was $100,984 (2005 - $63,000).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: Series A of $52,500 due in 2010, bearing interest at 5.79%, Series B of $52,500 due in 2013, bearing interest at 6.16%, and $20,000 due in 2008, bearing interest at 5.42%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized over the remaining terms of the related debt. Amortization expense of $163 has been recorded for the year ended December 31, 2006 (2005 - $163).

(c) In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized over the term of the debt. Amortization expense of $114 has been recorded for the year ended December 31, 2006 (2005 - $114).

(d) A subsidiary of the Partnership has an unsecured revolving demand loan facility with a major Canadian chartered bank in the amount of $7,000, of which $7,000 was drawn as at December 31, 2006 (2005 - $3,000). Borrowings under the loan facility bear interest based on the lender's rates for Canadian prime commercial loans or Bankers' Acceptances rates. The weighted average interest rate for the year ended December 31, 2006 was 5.07% (2005 – 4.13%).

7. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At December 31, 2006 $76,458 debentures had been converted to trust units (2005 - $69,287).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a debit to unitholders' equity. As a result of conversions to date at December 31, 2006, $2,782 has been reclassified to unitholders' equity (2005 - $2,470). Amortization expense of $111 has been recorded for the year ended December 31, 2006 (2005 - $624)

The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $1,776 has been accrued for the year ended December 31, 2006 (2005 - $2,958).

8. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

For the year ended December 31	2006 $	2005 $
Asset retirement obligation, beginning of year	**27,776**	24,188
Liabilities acquired	**151**	744
Liabilities settled	**(160)**	(183)
Revisions in estimated cash flows	**4,509**	979
Accretion expense	**2,257**	2,048
Asset retirement obligation, end of year	**34,533**	27,776

The total undiscounted amount of cash flows required to settle the asset retirement obligations is $183,159 which has been discounted using a credit-adjusted risk-free rate of 7% (2005 - $168,150). The majority of these obligations are expected to be settled between 2018 and 2038. No assets have been legally restricted for settlement of the liability.

9. Income taxes

The Fund is a unit trust for income tax purposes. As such, the Fund is only taxable on any taxable income not allocated to the unitholders. Each unitholder resident in Canada will be required to include in computing income for tax purposes for a particular taxation year the pro rata share of the Fund's income that was paid or payable in that year to the unitholder and that was deducted by the Fund in computing its income.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rates, to the income tax provision included in the consolidated statements of earnings.

	2006 $	2005 $
Earnings before tax and non-controlling interest	**66,443**	68,014
Income from the Fund distributed to unitholders	**(36,061)**	(42,653)
Income before taxes – operating subsidiaries	**30,382**	25,361
Income tax at statutory rate of 34.49% (2005 – 37.62%)	**10,479**	9,541
Non-deductible items excluded from income for tax purposes	**(142)**	2,083
Rate adjustments and changes in estimates	**(10,356)**	(2,467)
Benefit of long-term incentive plan previously not recorded	**(2,202)**	—
Benefit of non-capital losses previously not recorded	**(46)**	442
Resource allowance	**3**	(51)
Adjustments to tax pool balances	**(198)**	(3,554)
Other	**(198)**	(392)
Large corporation tax	**—**	1,028
	(2,660)	6,630
Classified as:		
Current	**4,382**	4,219
Future	**(7,042)**	2,411
Income tax expense	**(2,660)**	6,630

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $11,987 (2005 - $2,773) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at December 31, 2006.

The future income tax liability relates to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at December 31	**2006** **$**	2005 $
Property, plant and equipment	**(71,611)**	(75,827)
Asset retirement obligation	**4,308**	4,104
Long-term incentive plan	**1,513**	—
Non-capital losses	**3,475**	—
Intangible assets	**(616)**	(956)
Other	**(2,493)**	213
Future income tax liability	**(65,424)**	(72,466)

The unrecorded future tax liability attributable to the Partnership at December 31, 2005 was $72,882 (2005 - $84,612).

10. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that can be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

In 2005, the Fund instituted a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2005	**57,414,677**	**633,604**
Units issued on conversion of convertible debentures	2,586,968	30,135
Units issued pursuant to DRIP	88,223	1,598
Units issued pursuant to LTIP	35,325	577
Balance, December 31, 2005	**60,125,193**	**665,914**
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	**60,930,753**	**677,025**

Net earnings per unit

Basic per unit calculations for the years ended December 31, 2006 and 2005 were based on the weighted average number of units outstanding for the applicable year. Convertible debentures were in the money for the years ended December 31, 2006 and 2005 and attributed to the increase in diluted weighted average number of units for 2006 and 2005.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market rather than issuing them from treasury.

(thousands)	**2006**	2005
Weighted average number of units - basic	**60,604**	58,947
Net additional units if incentive awards vested	**—**	485
Additional units if debentures converted	**2,190**	3,643
Weighted average number of units - diluted	**62,794**	63,075

11. Accumulated cash distributions to unitholders

	$
Balance, January 1, 2005	**52,842**
Unitholders' distributions declared and paid	71,386
Unitholders' distributions declared	7,155
Balance, December 31, 2005	**131,383**
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	**217,988**

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $3,017 for the year ended December 31, 2006 (2005 - $10,589).

During the year ended December 31, 2006, 161,731 units were purchased on the market at a cost of $3,351 and delivered to plan participants under the plan. In addition, the equivalent of 106,132 unit awards were settled in cash.

(a) Performance Unit Awards

Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period. The number of units to be delivered will be calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2004 Grant	**July 1, 2005 Grant**	**July 1, 2006 Grant**	**Payout Multiplier**
	Less than 1.15	Less than 1.32	Less than 1.42	Nil
First range	1.15 – 1.22	1.32 – 1.39	1.42 – 1.51	50%– 99%
Second range	1.23 – 1.38	1.40 – 1.55	1.52 – 1.71	100% – 199%
Third range	1.39 and greater	1.56 and greater	1.72 and greater	200%

As of December 31, 2006, 529,867 Performance Unit Awards were outstanding (2005 – 478,172): 161,737 effective July 1, 2004, 197,330 effective July 1, 2005 and 170,800 effective July 1, 2006. The compensation cost recorded for these units for the year ended December 31, 2006 was $1,431 using the applicable closing market price of a unit of the Fund (2005 - $8,246).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006 regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of December 31, 2006, 98,735 Restricted Unit Awards were outstanding (2005 – 123,427): 26,049 effective July 1, 2004, 29,086 effective July 1, 2005 and 43,600 effective July 1, 2006. The compensation cost recorded for these units for the year ended December 31, 2006 was $1,586 using the applicable closing market price of a unit of the Fund (2005 - $2,343).

13. Financial Instruments

Energy price risk management

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Price swap agreements require payments to (or receipts from) counter parties based on the differential between fixed and variable prices for commodities. Forward currency exchange contracts require the exchange of currencies between counter-parties at previously agreed upon exchange rates.

The fair values of the derivatives designated as hedges are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

2006	Carrying Amount $	Weighted Average Price	Notional Volume	Fair Value $
Natural gas:				
Price swaps (maturing by March 31, 2007)	—	$7.78/GJ	90,000 GJs	(130)
Electricity:				
Price swaps (maturing by December 31, 2008)	—	$55/MWh	43,860 MWhs	1,031
2005				
Natural gas:				
Price swaps	—	—	—	—
Electricity:				
Price swaps	—	—	—	—

Where the financial instrument is not designated as a hedge or does not meet the criteria for hedge accounting, it is recorded on the consolidated statement of financial position at its fair value, either as an asset or a liability under accounts receivable or accounts payable and accrued liabilities, respectively. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they occur.

In 2006, Keyera realized and recorded $6.6 million of proceeds in Marketing revenue related to the settlement of financial instruments. A further $0.5 million of unrealized gains on financial contracts was recorded in Marketing revenue. The fair value of the financial instruments which do not qualify or have not been designated as hedges are listed below. The carrying amounts are recorded in accounts receivable and accounts payable, respectively.

2006	Carrying Amount $	Weighted Average Price	Notional Volume	Fair Value $
NGLs:				
Price swaps (maturing between January 31, 2007 and March 30, 2007)	211	$72.25/Bbl	450,000 Bbls	211
Currency:				
Forward contracts (maturing between January 3, 2007 and January 26, 2007)	(287)	$1.1477/USD	US$16,350	(287)
2005				
NGLs:				
Price swaps (maturing by March 31, 2006)	(280)	$69.06/Bbl	60,000 Bbls	(280)
Currency:				
Forward contracts (maturing between January 5, 2006 and January 31, 2006)	(60)	$1.1613/USD	US$13,000	(60)

The estimated fair value of all financial instruments is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Credit risk
The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At December 31, 2006, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (2005 – less than 1%). Revenue from the two largest customers amounted to 11% of operating revenue in 2006 (2005 - 12%). With respect to counterparties for financial instruments used for economic hedging purposes, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies which significantly minimize overall counter party credit risk.

Interest rate risk
Fixed and floating rate debt are used to finance operations. The floating rate debt creates exposures to changes in interest payments as interest rates fluctuate. At December 31, 2006, fixed rate borrowings comprised 67% of total debt outstanding (2005 - 77%). The fair value of the senior fixed rate debt at December 31, 2006 was $224,457 (2005 - $222,074). The fair value of the Fund's unsecured convertible debentures at December 31, 2006 was $31,782 (2005 - $55,591).

Fair value
The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the bank credit facilities approximates fair value due to their floating rates of interest.

Foreign currency rate risk
The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$313,191 of sales were priced in U.S. dollars for the year ended December 31, 2006 (2005 – US$238,584). In 2006, the Fund realized and recorded $0.7 million of realized foreign currency loss in operating expenses. A further $0.8 million of unrealized foreign currency loss was also recorded in operating expenses.

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to twelve years and comprise the processing of the producer's natural gas and the purchase of its NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	**8,480**
2008	**7,870**
2009	**5,176**
2010	**3,761**
2011	**2,410**
Thereafter	**3,500**
	31,197

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. Supplemental cash flow information

The 2005 amounts were reclassified to reflect the nature of the changes in non-cash working capital. As a result, changes in non-cash operating activities decreased by $7,909, changes in non-cash investing activities increased by $4,951 and changes in non-cash financing activities increased by $2,958.

Other cash flow information	**2006** $	2005 $
Interest paid	**18,486**	14,933
Taxes paid	**4,601**	4,024

16. Segmented information

The Fund has three reportable segments: Gathering and Processing, NGL Infrastructure and Marketing. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation, and storage. The Marketing business consists of marketing of NGLs, sulphur and crude oil. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales and expenses are recorded at current market prices.

Year ended December 31, 2006	Gathering and Processing $	NGL Infrastructure $	Marketing $	Corporate $	Total $
Revenue	170,184	69,072	1,161,899	—	1,401,155
Inter-segment revenue	(3,448)	(29,184)	—	—	(32,632)
External revenue	166,736	39,888	1,161,899	—	1,368,523
Operating expenses	(96,558)	(23,956)	(1,134,677)	—	(1,255,191)
Inter-segment expenses	—	—	32,632	—	32,632
External operating expenses	(96,558)	(23,956)	(1,102,045)	—	(1,222,559)
	70,178	15,932	59,854	—	145,964
General and administrative, interest and other	—	—	—	(37,048)	(37,048)
Depreciation and amortization	(28,237)	(7,707)	(3,299)	(600)	(39,843)
Accretion expense	(1,950)	(297)	(10)	—	(2,257)
Impairment expense	(373)	—	—	—	(373)
Earnings (loss) before tax and non-controlling interest	39,618	7,928	56,545	(37,648)	66,443
Income tax recovery (expense)	—	(4,133)	(143)	6,936	2,660
Earnings (loss) before non-controlling interest	39,618	3,795	56,402	(30,712)	69,103
Identifiable assets	819,416	232,076	163,826	7,694	1,223,012
Capital expenditures	45,498	14,573	12,040	1,757	73,868

Year ended December 31, 2005	Gathering and Processing $	NGL Infrastructure $	Marketing $	Corporate $	Total $
Revenue	142,916	57,759	1,013,334	—	1,214,009
Inter-segment revenue	(3,642)	(22,800)	—	—	(26,442)
External revenue	139,274	34,959	1,013,334	—	1,187,567
Operating expenses	(67,469)	(24,296)	(972,704)	—	(1,064,469)
Inter-segment expenses	—	—	26,441	—	26,441
External operating expenses	(67,469)	(24,296)	(946,263)	—	(1,038,028)
	71,805	10,663	67,071	—	149,539
General and administrative, interest and other	—	—	—	(41,430)	(41,430)
Depreciation and amortization	(25,838)	(6,990)	(2,301)	(1,758)	(36,887)
Accretion expense	(1,784)	(264)	—	—	(2,048)
Impairment expense	(1,160)	—	—	—	(1,160)
Earnings (loss) before tax and non-controlling interest	43,023	3,409	64,770	(43,188)	68,014
Income tax (expense)	—	(5,297)	—	(1,333)	(6,630)
Earnings (loss) before non-controlling interest	43,023	(1,888)	64,770	(44,521)	61,384
Identifiable assets	794,792	222,708	184,878	15,782	1,218,160
Capital expenditures	43,122	8,761	—	987	52,870

	2006 $	2005 $
Marketing revenue derived from export sales to the U.S.	**84,577**	74,689
Property, plant and equipment located in the U.S.	**11,925**	—

17. Subsequent Event

The Government of Canada has announced a proposed tax on the income of publicly-traded Canadian income trusts and limited partnerships. As an existing income trust, the new tax will not apply to the Fund until January, 2011. The imposition of this tax will reduce the amount of cash that the Fund would otherwise have available for distribution after January 1, 2011.

Legislation to impose this tax has not been introduced and there is no assurance that the tax will be imposed. Substantive enactment of this legislation is expected to increase future income tax liabilities, and reduce future net income in the periods after substantive enactment.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of February 27, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund" or "Keyera"). It should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the year ended December 31, 2006 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2005 and the related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses), EBITDA (earnings before interest, taxes, depreciation and amortization) and distributable cash flow (net income adjusted for items not affecting cash less maintenance capital expenditures, expenditures related to asset retirement or site reclamation and the distributable cashflow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations and financial position. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those

anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's 2007 Annual Information Form filed on SEDAR.

In addition, this MD&A and accompanying documents may contain forward-looking statements attributed to third party sources. For example, the discussion on proposed changes in trust tax legislation is based solely on the general information found in the background paper issued by the Department of Finance at the time of the October 31, 2006 announcement by Minister Flaherty, the proposed "normal growth" guidelines issued by the Department of Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006 (collectively the "October 31 Proposals"). No assurance can be given that any final legislation implementing the proposed tax changes will be consistent with the October 31 Proposals or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Keyera and its Unitholders. To the extent that proposed or other changes are implemented, such changes could result in the income tax considerations described in this MD&A being materially different.

Readers are cautioned that they should not unduly rely on the forward looking statements included in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements contained herein speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on www.sedar.com.

INTRODUCTION

The statement of earnings contained in the audited consolidated financial statements includes the results of operations of the Fund, Keyera Energy Partnership ("the Partnership"), Keyera Energy Facilities Limited ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Management Ltd. ("KEML"), Keyera Energy Inc. ("KEI") and Rimbey Pipe Line Co. Ltd. ("Rimbey Pipe Line") for the twelve months ended December 31, 2006. The Fund and its subsidiaries are collectively referred to as "Keyera". The information for the comparative twelve months ended December 31, 2005 includes the results of operations of the Fund, the Partnership, KEFL, KEL, KEML, KEI, EnerPro Midstream Company ("EnerPro") and Rimbey Pipe Line for the twelve months ended December 31, 2005. A diagram of Keyera's organizational structure and descriptions of the Fund and its subsidiaries can be found in the Fund's 2007 Annual Information Form which is available at www.sedar.com.

BUSINESS ENVIRONMENT

Canada experienced another active year of oil and gas drilling in 2006, with 23,441 wells drilled during the year. Although drilling levels overall were 6% lower than last year, in the foothills front and British Columbia regions, where most of Keyera's facilities are located, the number of wells drilled increased by 2% compared to last year, setting new records for these areas.

Low natural gas prices in 2006 affected some producer drilling programs during the year, particularly in the central and eastern side of the Western Canadian Sedimentary Basin ("WCSB"). In the central Alberta region, where Keyera has operations, drilling of natural gas wells decreased 23% compared to 2005, largely the result of a curtailment of shallow gas and coal bed methane drilling. The average depth of wells drilled in the central Alberta region increased by 10% in 2006, as producers continued to target deeper reservoirs. Keyera was not significantly affected in 2006 by the drilling slowdown in this area, as gas from shallow sweet wells does not contribute significantly to Keyera's cash flow.

Over the long-term, natural gas fundamentals are expected to support an active drilling program in the WCSB. This is particularly true on the western side of the basin. This area is relatively under-developed, has more gas prone zones at deeper depths and often has larger reserves containing hydrogen sulphide and natural gas liquids ("NGLs"). The majority of Keyera's facilities are able to process both sweet and sour gas and extract NGLs from the raw gas stream, making them well-suited to process gas from this region.

The high levels of activity around Keyera's facilities over the last several years have resulted in a material amount of natural gas being discovered but, for a variety of reasons, production to date from these discoveries has been limited. Producers in several areas have initiated drilling programs and production from these sources is expected to come on stream in 2007.

The expected increases in bitumen and heavy oil production from northeastern Alberta over the next 10 to 20 years are expected to increase the demand for condensate, for use as diluent in heavy oil transportation, as well as generate opportunities to provide storage and logistics services in the Fort Saskatchewan area. Keyera's facilities in Edmonton and Fort Saskatchewan experienced increased demand for these products and services during 2006, and are well positioned to provide additional services over the longer term as the oil sands sector evolves.

On October 31, 2006, the Government of Canada announced a new tax on a portion of the distributions of publicly-traded Canadian income trusts and limited partnerships. Assuming legislation is passed to enact this new tax, Keyera, as an existing income trust, will be subject to the new tax as of January 2011. Details of the Government's proposed changes can be found in the Government's website at http://www.fin.gc.ca/news06/06-061e.html.

According to the announcement, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The announcement also indicates that there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

If enacted as proposed, the taxation of Keyera commencing in 2011 will depend upon the composition of its distributions. The composition of the distributions will vary depending upon levels of profitability, capital expenditures and other factors.

As at January 1, 2006, Keyera had over $375 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera's practice has been to minimize taxes payable by the Fund and its subsidiaries. Keyera is reviewing the implications of the government's announcement and, should the proposed tax changes become law, Keyera will continue to adopt strategies that are intended to enhance long-term value.

PRODUCTIVE CAPACITY

Keyera's Gathering and Processing segment has interests in 16 gas processing plants in Western Canada with 1,663 million cubic feet per day ("mmcf/d") of licensed gross raw gas processing capacity (1,328 mmcf/d net), of which an average of 819 mmcf/d was utilized in 2006. Actual available raw gas processing capacity can be less than the licensed capacity, particularly if current gas composition or plant operating conditions are significantly different than the original plant design. Each plant has a number of functional units, each of which performs one or more operations, such as NGL recovery, gas treating and sulphur recovery. The constraint on actual available capacity depends on the capacity of each functional unit at each plant. Additional information on the capacities and constraints for Keyera's plants is provided in Keyera's 2007 Annual Information Form, which is available on SEDAR.

Associated with these gas plants, Keyera owns interests in over 2,500 kilometres of four to twelve inch diameter raw gas gathering pipelines that deliver raw gas to the gas plants for processing.

Keyera also owns an integrated NGL infrastructure consisting of pipelines, processing, storage, and rail and truck loading facilities in Edmonton and Fort Saskatchewan, Alberta. Keyera has a total net NGL processing capacity of 65,170 bbls/d and net storage capacity of 7 million barrels.

Several of Keyera's sour gas plants rely on acid gas injection to dispose of the hydrogen sulphide and waste-products removed during processing. Acid gas injection involves the injection and sequestration of carbon dioxide and hydrogen sulphide into depleted underground reservoirs. The sustainability of this particular process is dependent upon the availability of suitable reservoirs. Keyera routinely monitors its existing reservoirs at the Brazeau River, West Pembina, Bigoray, Caribou and Paddle River gas plants to determine whether sufficient capacity remains available. If capacity were to become unavailable, alternate processes would be required or the capacity of the plant would be reduced.

Keyera has comprehensive inspection, monitoring and maintenance programs in place. The objectives of these programs are to keep the facilities in good working order and to maintain their ability to operate reliably for many years. In 2006 Keyera and its partners spent $31.0 million to maintain the productive capacity of its facilities, $26.5 million of which was expensed and $4.5 million capitalized. Keyera's net share of these expenditures was $22.5 million, $19.5 million of which was expensed and $3.0 million of which was capitalized. In 2007, Keyera's net share of expenditures related to the maintenance of productive capacity (both capitalized and expensed) is expected to be between $27 million and $33 million. A large portion of these maintenance costs will be recovered through the fee structure at each plant in 2007. With ongoing maintenance and repair, it is anticipated that Keyera's plants and facilities can continue to operate safely for decades to come.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description

of Keyera's businesses by segment can be found in the Fund's 2007 Annual Information Form, which is available at www.sedar.com.

Consolidated net earnings for 2006 were $68.1 million, an increase of $7.4 million from 2005. This increase was primarily attributable to the strong contribution of the storage business in the NGL Infrastructure segment, lower long-term incentive plan costs in the general and administrative expenses and the recovery of future income taxes in the second quarter of 2006. Partially offsetting this were lower operating margins experienced in the third and fourth quarters of 2006 in the Marketing segment, primarily attributable to weakening product prices.

Consolidated net earnings for the fourth quarter of 2006 were $14.9 million, down $0.6 million from the same period in 2005. The strong operating margin earned from the Gathering and Processing and NGL Infrastructure segments largely mitigated the weaker results seen in the Marketing segment. Significantly lower general and administrative costs partially offset by higher interest, depreciation and income taxes also mitigated the effect of the lower Marketing results.

Gathering and Processing

Gathering and Processing revenue for 2006 was $166.7 million, an increase of $27.5 million, or 20%, compared to the previous year. The increase was due primarily to higher throughput in the West Central Region; increased sour gas volumes, which attract a higher processing fee, at the Brazeau River gas plant; the recovery of expenses incurred during the Chinchaga and Strachan gas plant maintenance turnarounds; and increased ownership in the Strachan gas plant for the full year.

In the fourth quarter of 2006, Gathering and Processing revenue was $43.6 million, an increase of $6.3 million, or 17%, compared to the same period in 2005. The increase was due primarily to higher throughput at the Brazeau River, Caribou and Gilby plants. At Caribou and Gilby the increase in volumes was attributable to the completion of new gathering systems earlier in the year and the plant expansion undertaken at Caribou. The Brazeau River plant also saw higher acid gas injection volumes and higher fees from firm commitment contracts and to recover maintenance costs incurred earlier in the year. Also contributing to growth was the incremental ownership interest in the Strachan gas plant.

Gathering and Processing operating expenses were $96.6 million, an increase of $29.1 million, or 43%, compared to previous year. Approximately $21.1 million of this increase was attributable to the turnarounds conducted at the Caribou, Chinchaga and Strachan gas plants and the substantial amount of additional maintenance work to refurbish the sulphur handling facilities at the Strachan gas plant. This work positioned the plant to provide increased sour gas processing capability in a safe, reliable and environmentally responsible manner. The remainder of the increase was due to increased operating costs resulting from the higher throughput in the West Central region and compressor repairs at the Brazeau River plant.

In the fourth quarter of 2006, Gathering and Processing operating expenses were $22.3 million, an increase of $2.0 million compared to the same period in 2005. The increase was due to higher volumes and activity levels at the Brazeau River and Caribou gas plants.

Much of the revenue from the Gathering and Processing segment is generated on a cost-of-service basis. On a percentage basis, the increase in operating costs was higher than the increase in revenue, primarily due to timing differences that occur as a result of the cost-of-service fee structure. At the Strachan gas plant, where the most significant maintenance and turnaround activities occurred, costs are recovered over a four year period. At the Caribou plant, many of the contractual arrangements are on a fixed-fee basis where certain costs incurred in the year are not directly recoverable.

Average gross processing throughput in 2006 was 819 million cubic feet per day, 4% higher than 2005. Fourth quarter throughput of 808 million cubic feet per day was up 1% from the same period last year.

Gathering and Processing - West Central Region

The West Central Region continued to deliver strong performance in 2006, increasing cash flows and executing a number of growth initiatives. Annual raw gas throughput for the region increased 5% compared to 2005. Fourth quarter throughput in the region was virtually unchanged from the same period a year ago.

In the Rimbey area, a number of initiatives were completed in 2006 which provide Keyera with greater control over its gathering pipelines and enhance its ability to deliver raw gas to the Rimbey gas plant. For example, Keyera acquired additional ownership interests in the Medicine River and Gull Lake pipelines, bringing its ownership to 87% and 100% respectively. These pipelines capture raw gas from areas currently experiencing active drilling programs for delivery to the Rimbey gas plant.

Inlet compression was added at the Rimbey gas plant during the year to accommodate additional volumes. These projects enable the pipelines to operate at lower operating pressures, which allows more low pressure gas wells to deliver gas to the plant.

In April 2006, Keyera completed the construction of the 20-kilometre Aurora pipeline. Upon completion, the pipeline immediately began delivering incremental raw gas to the Gilby gas plant from an active area west of the plant.

Producer activity in the area near Keyera's Brazeau North, West Pembina and Bigoray plants progressed at high levels in 2006. Piping and compression modifications were completed during the year at the Brazeau North and West Pembina gas plants, which provided increased inlet capabilities and resulted in an incremental 5 million cubic feet per day of raw gas throughput at those facilities. In the fourth quarter, work continued on the conversion of an out-of-service sales pipeline into an additional gathering pipeline for the Bigoray gas plant.

In 2007, maintenance turnarounds will be completed at the Rimbey, Bigoray, Brazeau North and Medicine River gas plants. With the exception of the Rimbey gas plant, where maintenance costs are recovered over a four year period, the majority of these costs will be recovered in 2007.

Gathering and Processing - Foothills Region

In the Foothills region, drilling activity near Keyera's facilities continued during the year and 2006 throughput for the region was up 4% over 2005. Fourth quarter throughput was also up 4% from the same quarter in 2005.

The Strachan gas plant underwent extensive work during 2006 in order to prepare for incremental sour gas volumes over the next several years. During the second quarter, Strachan's scheduled maintenance shutdown was completed, with necessary inspections, routine repairs and numerous modifications being performed. The "A" sulphur plant was also refurbished to enable both the "A" and "B" sulphur plants to process sour gas volumes from the Tay River discovery south of the plant. Pipeline modifications began in the fourth quarter to accommodate the water associated with the increased raw gas volumes. Keyera expects these modifications to be completed in the first quarter of 2007. In February 2007, deliveries of gas from the Tay River discovery increased to rates exceeding 50 million cubic feet per day. At these throughput levels, Strachan's sulphur handling facilities were operating near their capacity.

The 48-kilometre Caribou North Gas Gathering System was completed in 2006, extending the capture area of the Caribou gas plant to the north. The pipeline opened a 1,000 square kilometer area which lacked gathering and processing infrastructure. To accommodate expected incremental volumes from the area, the Caribou gas plant was expanded in June from 40 to 65 million cubic feet per day while the plant was off-line for its scheduled maintenance shutdown. Two producer-owned compressor sites were connected to the pipeline in the second half of the year. A third producer-owned compressor site began delivering new volumes into the gathering system in January 2007. Several producers currently have drilling programs underway along the pipeline.

In the Pembina area, activity continued during the year on the Nisku oil play and three producer-owned batteries became operational. Regulatory and operational issues at these batteries resulted in lower than expected volumes at the Brazeau River gas plant during the year. Volumes increased during the fourth quarter and this trend has continued through the first two months of 2007. As a result, the sour gas handling facilities at the Brazeau River gas plant have been operating at or near capacity. During the third and fourth quarters of 2006, a number of processing agreements were put in place which secure processing capacity for producers and processing revenues for Keyera.

The Chinchaga gas plant was off-line during the third quarter of 2006 to perform its scheduled maintenance turnaround. In 2007, the Brazeau River gas plant will undergo its scheduled maintenance turnaround and these costs will be fully recovered in 2007.

NGL Infrastructure

NGL Infrastructure revenue for 2006 was $39.9 million, an increase of $4.9 million, or 14%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility, as well as a non-recurring adjustment of approximately $1 million earned upon the expiration of a long-term contract in the first quarter of 2006.

NGL Infrastructure operating expenses for 2006 were $24.0 million, a decrease of $0.3 million or 1% compared to 2005. Lower fuel gas and electricity costs throughout most of the year accounted for the decrease.

In the third quarter, Keyera completed construction of a 3.9 million barrel brine pond at the Fort Saskatchewan processing and storage facility. This brine pond enables a better utilization of the existing underground storage at Fort Saskatchewan and will allow Keyera to take advantage of the increasing long-term demand for condensate and butane storage. In anticipation of the completion of the brine pond, Keyera entered into multi-year storage contracts. These contracts, together with other shorter term arrangements, resulted in an increase in storage revenues in 2006.

Also, in the third quarter of 2006, Keyera completed the construction of an expansion to the rail rack facility at the Edmonton terminal. The expansion allows the offloading of up to 10,000 barrels per day of condensate, intended to supply the diluent market in Alberta.

In the fourth quarter of 2006, NGL Infrastructure results were up significantly from the same period in 2005. Operating margin for the fourth quarter of 2006 was $4.8 million, an increase of $2.4 million compared to last year. At the Fort Saskatchewan fractionation facility, lower fuel and electricity costs contributed to significantly lower operating expenses, while revenues showed a modest increase. The Edmonton terminal had an active fourth quarter, as propane was withdrawn from storage and delivered, via rail and truck, to markets throughout North America.

Marketing

Marketing revenue for 2006 was $1,162 million, an increase of $148.6 million compared to the previous year. Approximately $52.3 million of the increase was due to the growth of the crude oil midstream business that commenced operation in the fourth quarter of 2005. Also included in revenue was $7.0 million related to the settlement of and the change in fair value of financial contracts that were part of Keyera's risk management program. The remainder was primarily due to higher NGL volumes and prices compared to last year.

The tables below outline the composition of the revenues generated from Keyera's Marketing business and the changes in the fair value of the derivative financial contracts.

Composition of Marketing Revenue (in thousands of dollars)	**2006**
Physical sales	**1,154,853**
Financial instruments	**7,046**
Marketing revenue	**1,161,899**

Changes in Fair Value of Energy Derivative Contracts (in thousands of dollars)	
Fair value at December 31, 2005	**(280)**
Change in the fair value of contracts	**6,835**
Fair value of new contracts entered into in 2006	**211**
Realized gains	**(6,555)**
Fair value at December 31, 2006[1]	**211**

[1] The fair value of the financial contracts represents an estimate of the amount that Keyera would pay or receive if those contracts were closed on December 31, 2006.

NGL sales volumes for 2006 averaged 52,200 barrels per day compared to 50,700 barrels per day in 2005, as all products experienced modest growth. In the fourth quarter of 2006, NGL sales volumes averaged 55,400 barrels per day compared to 55,000 barrels per day in the fourth quarter of 2005.

The cost of goods sold for 2006 was $1,102 million, an increase of $155.8 million compared to the previous year. The increase was due primarily to the inclusion of crude oil midstream costs and higher NGL sales volumes and supply costs compared to 2005. Also included in the cost of goods sold was $3.2 million related to inventory writedowns, $2.2 million in the third quarter and $1.0 million at year end. These writedowns were required as a result of the significant price drop in crude oil and product prices in the third and fourth quarters of 2006.

NGL product inventories of $53.9 million were $0.7 million higher than the previous year due to higher volumes partially offset by lower prices at year end. A significant portion of this inventory was sold in early 2007. Inventory has been valued at the lower of cost or net realizable value at December 31, 2006.

Propane demand followed normal season trends in 2006. Despite warmer than usual weather throughout most of North America during the fourth quarter, Keyera was able to utilize its infrastructure and marketing and logistics expertise to access niche markets where unseasonable weather created higher demand.

Demand for butane was relatively strong for the first three quarters of the year. Butane is required to support western Canadian crude oil production and for use in winter gasoline blending. During the fourth quarter, operational problems at a large industrial facility resulted in decreased demand and lower prices for butane in the Edmonton market. During this time, Keyera placed product into storage at its facilities in Fort Saskatchewan.

During the first half of 2006, condensate demand was strong as heavy oil producers continued to purchase condensate for use as diluent to enable heavy crude oil to flow in pipelines. Beginning in the third quarter, condensate demand and prices weakened significantly in part due to falling crude oil prices, an outage at a major heavy oil field in Alberta, and an increase in the supply of diluent in

Alberta. This combination resulted in losses on the physical sale of condensate and a writedown of inventory values.

Marketing operating margins in the fourth quarter of 2006 were $11.8 million, down $8.7 million from the same period in 2005. Warm weather in the eastern U.S. contributed to lower propane prices, while butane and condensate markets also remained soft. As well, adjustments relating to the voidance of a butane cavern in the fourth quarter reduced margins by $0.8 million. However, by year end, the supply/demand fundamentals for propane, butane and condensate began improving and the market demand for these products is currently at more typical levels.

In the second quarter of 2006 Keyera acquired three propane terminals in the U.S. to expand its NGL marketing business in key propane markets. This acquisition allowed Keyera to vertically integrate its business, diversify its geographic markets and expand its wholesale customer base. During the last half of 2006, these terminals played a key role in delivering propane into the Pacific Northwest, which was experiencing unseasonably cold weather.

Keyera's crude oil midstream business continued to develop in 2006. Volumes delivered to field oil terminals remained steady and quality differentials were strong throughout the year, enabling the business to contribute approximately $8.5 million to operating margins. The midstream joint venture project that was initiated with Pembina Pipeline Corporation ("Pembina") at the Edmonton terminal in late 2005 contributed a significant portion of the operating margin in 2006. Another similar project was undertaken with Pembina in 2006 and construction of the required facilities was completed by year end. The new facilities were commissioned in early January 2007.

Non-operating expenses and other earnings

General and administrative expenses for 2006 were $18.9 million, down $6.3 million from the previous year. Long-term incentive plan costs were $7.6 million lower than in 2005, reflecting a decline in unit price and no change in distributions per unit. Excluding the effect of the long-term incentive plan, general and administrative expenses increased $1.3 million compared to the previous year. Severance costs and higher legal and consulting costs were primarily responsible for the increase. Severance costs were incurred in accordance with an employment agreement.

Interest expense, net of interest revenue, was $18.2 million for 2006, $1.9 million greater than in 2005. The increase was due to the higher short term borrowings used to fund capital projects, partially offset by a reduction in interest paid on lower convertible debenture balances.

Depreciation and amortization expense was $39.8 million for 2006, $3.0 million greater than the previous year. The increase was due to growth in the asset base resulting from the completion of several major construction projects during the past year.

Income tax recovery for 2006 was $2.7 million, compared to an expense of $6.6 million in the previous year. The reduction in tax expense was due to a decrease in future tax liabilities attributable to the lowering of statutory income tax rates and the recognition of the long-term incentive plan costs as a future tax asset. The plan costs became eligible for deduction from taxable income in future years when Keyera began purchasing units in the market for delivery under the plan. The deductibility of future unit purchase costs created a tax asset. Current income tax expense, primarily attributable to Rimbey Pipe Line, was $4.4 million, up slightly from the previous year.

On October 31, 2006 the federal government announced its intention to impose a new tax on distributions from existing public income trusts effective in 2011. Legislation to implement the proposed tax has been

released for comment but has not been enacted, and the accounting guidance for future income taxes in flow-through entities has not been finalized. However, if the new legislation is put into effect, it is anticipated that the Fund's future income tax liability will increase significantly, with a corresponding decrease to net income in the period when the legislation is substantively enacted.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

For each month, actual volumes processed and fees earned from the Gathering and Processing and NGL Infrastructure assets are not known at the month end. Accordingly, the financial statements contain an estimate of one month's revenue based upon a review of historic trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2006, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $19.5 million for December 2006 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

The period in which invoices are rendered for the supply of goods and services necessary for the operation of the Gathering and Processing and NGL Infrastructure assets is generally later than the period in which the goods or services were provided. Accordingly, the financial statements contain an estimate of one month's operating costs based upon a review of historical trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2006, operating expenses and accounts payable contained an estimate of $10.0 million for December 2006 operations.

Estimation of Gathering and Processing *and NGL Infrastructure equalization adjustments:*

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $6.4 million at December 31, 2006. Operating expenses and accounts payable contained an estimate of $3.4 million.

Estimation of Marketing revenues:

The majority of the Marketing sales revenues are recorded based upon actual volumes and prices; however, in many cases actual product lifting volumes have not yet been confirmed and sales prices that are dependent on other variables are not yet known. Accordingly, the financial statements contain an estimate for these sales. Estimates are prepared based upon contract quantities and known events. The estimates are reviewed and compared to expected results to verify their accuracy. They are reversed in the following month and replaced with actual results.

At December 31, 2006, the Marketing sales and accounts receivable contained an estimate for December 2006 revenues of $43.6 million.

Estimation of Marketing product purchases:
NGL mix (feedstock) and specification products such as propane, butane and condensate are purchased from facilities located throughout western Canada and in some locations in the United States. The majority of NGL mix purchases are estimated each month as actual volume information is generally not available until the next month. The estimates are prepared based upon a three month rolling average of production volumes for each facility and an estimate of price based upon historical information. Specification product volumes and prices are based upon contract volumes and prices. Accordingly, these financial statements contain an estimate for one month of these purchases.

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $77.2 million at December 31, 2006.

Estimation of asset retirement obligation:
Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life. The determination of the estimate of these obligations is based upon settlement between 2018 and 2038. Keyera utilizes a documented process, overseen by the Health, Safety and Environment Committee, to estimate future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities.

Keyera has estimated that at December 31, 2006, the total undiscounted amount required to settle the asset retirement obligations is $183.2 million compared to $168.2 million at December 31, 2005. The discounted net present value of this obligation at December 31, 2006 is $34.5 million compared to $27.8 million at December 31, 2005. The increase in the undiscounted and the discounted amount is primarily due to changes in the estimated future liabilities.

It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed the current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements.

Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's 2007 Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and working capital

Cash provided by operating activities before changes in non-cash operating working capital was $103.9 million during 2006. The Fund paid $87.0 million of distributions and dividends during the year and required $68.9 million for capital expenditures, additions to intangibles, inventory and other non-cash working capital. The resulting cash requirement of $52.0 million was funded by $42.1 million of short-term debt, $4.3 million of proceeds from the Distribution Reinvestment Plan ("DRIP") and $5.6 million of internal cash.

A deficiency of $41.1 million in cash and working capital existed at December 31, 2006 compared to a surplus of $9.7 million last year. The decrease in working capital resulted from the use of short-term debt to finance growth capital expenditures.

Additions to Property, Plant and Equipment (in millions of dollars)	Twelve months ended December 31	
	2006	2005
Growth capital expenditures	**70.9**	48.4
Maintenance capital expenditures	**3.0**	4.5
Total capital expenditures	**73.9**	52.9

In 2006, additions to property, plant and equipment amounted to $73.9 million, consisting of $3.0 million of maintenance capital and $70.9 million of growth capital. The maintenance capital expenditures were related to numerous small projects. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $19.5 million that are included in operating costs. In 2007, Keyera expects to spend approximately $3 to $5 million for maintenance capital projects. In addition, it is anticipated that Keyera will spend between $24 and $28 million for expensed maintenance work.

Keyera's capital program was largely directed at opportunities identified from its existing asset base. The construction projects extended capture areas, expanded capacities and introduced new services at existing plants and facilities. In general, Keyera's engineering team was able to complete these projects on time and on budget, during a year when engineering, procurement and construction challenges were common.

Growth was also achieved through acquisition. Keyera acquired three propane terminals in the United States to expand and vertically integrate its existing NGL marketing business and acquired incremental ownership interests in two pipelines to increase our future share of operating results.

The following were the significant 2006 growth capital expenditures:

- $21.8 million to construct the Caribou North Gas Gathering System and the Aurora pipeline which have extended the capture areas of the plants.
- $12.0 million to acquire storage and terminal facilities in the U.S.
- $13.7 million for plant process improvements, the addition of new compression facilities and the acquisition of incremental ownership interests in the Rimbey Gull Lake pipeline and the Medicine River pipeline.
- $7.6 million to construct the rail facility expansion at the Edmonton terminal to enable the delivery of incremental condensate volumes.
- $4.1 million to complete the Fort Saskatchewan brine pond expansion, to increase the utilization of the underground storage caverns.

- $1.6 million to upgrade the amine and control systems at the Caribou gas plant, increasing plant capacity by 25 million cubic feet per day.

The expected growth capital expenditures for 2007 are between $40 and $60 million, but the actual level of growth capital investment is dependent upon available opportunities.

Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. NGL inventories are required to meet seasonal demand patterns and will vary depending on the time of year. Historically, the largest allocation of working capital to fund inventory has been approximately $81 million. In addition to the working capital required for inventory, Keyera typically utilizes approximately $25 to $35 million to finance the other components of working capital.

Risks

The majority of cash flow is derived from the Gathering and Processing and NGL Infrastructure business segments. The operating income generated from gathering and processing facilities is not significantly exposed to changes in operating costs due to the nature of most fee structures, which provide a mechanism for the recovery of operating costs.

The most significant exposure faced by the Gathering and Processing and NGL Infrastructure businesses over the long term is related to declines in throughput volumes. Without reserve additions, third party production will decline over time as reserves are depleted. Declining production volumes may translate into lower throughput and cash flow at Keyera's plants and facilities. However, these facilities are located in significant natural gas supply areas of the WCSB and have high barriers to entry for new competitors.

Keyera's cash flows may also be adversely affected by the occurrence of common hazards and environmental risks related to the natural gas gathering, processing and pipeline transportation business, such as the failure of equipment, systems or processes, operator error, labour disputes, disputes with owners of interconnected facilities, catastrophic events or acts of terrorism. To mitigate these operational and environmental risks, Keyera maintains written standard operating practices, formally assesses and documents employee competency, and maintains formal inspection, maintenance, safety and environmental programs. In addition, Keyera carries casualty and business interruption insurance, although there can be no assurance that the proceeds of such insurance will compensate Keyera fully for any losses nor can it be assured that such insurance will be available in the future.

The most significant exposure faced by the Marketing business is fluctuation in the prices of the commodities that Keyera buys and sells.

For a further discussion of the risks identified in this MD&A, other risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's 2007 Annual Information Form, which is available on SEDAR.

Keyera's future debt levels are primarily dependent on operating cash flows, working capital requirements and capital investment programs. Management expects the Fund's 2007 capital expenditures and distributions to be funded by cash flow from operations and borrowing on available debt facilities.

Debt Covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital, fund growth capital expenditures and stabilize distributions, if required, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2009 and $25 million of revolving demand

facilities. As at December 31, 2006, $101 million was drawn under these credit facilities. Management expects that, upon maturity of these facilities, adequate replacement facilities will be established.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in this agreement provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at December 31, 2006:

Covenant	Position as at December 31, 2006
Debt to EBITDA not to exceed 3.50	2.18
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $215 million of unsecured senior notes. Of that amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at December 31, 2006:

Covenant	Position as at December 31, 2006
Debt to EBITDA not to exceed 3.50	2.81
EBITDA to interest charges not less than 3.00	9.38
Priority Debt to Total Assets not to exceed15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

Also, a subsidiary of the Partnership has an unsecured revolving credit facility in the amount of $7 million. As at December 31, 2006, $7 million had been drawn under this credit facility. Management expects that upon maturity of these facilities, adequate replacement facilities will be established.

Regulatory risk

On October 31, 2006 the Government of Canada announced a new tax on a portion of the distributions of publicly-traded Canadian income trusts and limited partnerships. The effects of this proposed tax on Keyera are discussed in the Business Environment section of this management's discussion and analysis. A more complete discussion of regulatory risks can be found in Keyera's 2007 Annual Information Form, available on SEDAR.

Credit risk

Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or counterparty. The majority of Keyera's accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. Keyera evaluates and monitors the financial strength of its customers in accordance with its credit policy.

Management believes these measures minimize Keyera's overall credit risk; however, there can be no assurance that these processes will protect against all losses from non-performance. At December 31, 2006, the accounts receivable from Keyera's two largest customers accounted for less than 1% of accounts receivable (2005 – less than 1%).

With respect to counterparties for financial instruments used for economic hedging purposes, Keyera limits its credit risk through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies which significantly minimize overall counterparty credit risk.

Marketing risk management

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. Most of these contracts are priced at floating market prices. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold and from fluctuations in the margins between purchase prices and sales prices.

The prices of the products that are marketed by Keyera are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil and natural gas markets and other factors. In many circumstances, particularly in NGL marketing, purchase and sale contracts are not perfectly matched as they are entered into at different times, locations and values. Further, Keyera normally has a long position in most of the NGL products that it markets and may store NGLs in order to meet seasonal demand and take advantage of seasonal pricing differentials, thereby resulting in inventory risk. Because crude oil margins are earned by capturing spreads between different qualities of crude oil, Keyera's crude oil midstream business is subject to volatility in price differentials between crude oil streams. In both Keyera's NGL and crude oil marketing businesses, margins can vary significantly from period to period and volatility in the markets for these products may cause distortions in financial results from period to period that are not replicable.

To some extent, Keyera can lessen certain elements of risk exposure through the integration of its Marketing business with its Facilities businesses. In spite of this integration, Keyera remains exposed to market and commodity price risk. Keyera manages this commodity risk in a number of ways, including the use of financial contracts and by offsetting some physical and financial contracts in terms of volumes, timing of performance and delivery obligations. For example, in the context of NGL marketing, because NGL product prices are related to the price of crude oil, crude oil financial contracts are one of the more common hedging strategies that Keyera uses. This strategy is subject to basis risk between the prices of crude oil and the NGL product and therefore cannot be expected to fully offset future propane, butane and condensate price movements. Further, there is no guarantee that hedging and other efforts to manage the marketing and inventory risks will generate profits or mitigate all the market and inventory risk associated with these activities. If Keyera hedges its commodity price exposure, it may also forego the benefits that may otherwise be experienced if commodity prices were to increase. To the extent that Keyera engages in these kinds of hedging activities, it is also subject to credit risks associated with counterparties with whom it contracts.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments generated 59% of 2006 operating margin and are not subject to foreign currency rate risk. All sales and virtually all purchases are denominated in Canadian dollars. In the Marketing business, approximately US$313.2 million of sales were priced in U.S. dollars in 2006.

Commitments

Keyera has assumed various contractual obligations in the normal course of its operations. At December 31, 2006, the obligations that represent known future cash payments that are required under existing contractual arrangements are as follows:

Contractual obligations	Payments Due by Period (in thousands of dollars)				
	Total	1 Year	2 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt[1]	215,000	—	110,000	52,500	52,500
Capital lease obligations	—	—	—	—	—
Operating leases[2]	31,197	8,480	13,046	6,171	3,500
Purchase obligations[3]	—	—	—	—	—
Total contractual obligations	246,197	8,480	123,046	58,671	56,000

[1] Long-term debt obligations do not include interest payments.

[2] Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation.

[3] Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to twelve years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current period market prices. The future volumes and prices for these contracts cannot be reasonably determined.

Control Environment

Disclosure Controls and Procedures

As of December 31, 2006, the Chief Executive Officer and the Chief Financial Officer together with Keyera's management have evaluated the design and effectiveness of Keyera's disclosure controls and procedures. They concluded that, as of the end of the period covered by this report, Keyera's disclosure controls and procedures were adequate and effective in ensuring that material information relating to the Fund and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Internal Control Over Financial Reporting

As of December 31, 2006, under the supervision of and with the participation of Keyera's management, including the Chief Executive Officer and the Chief Financial Officer, internal control over financial reporting has been designed and maintained in order to provide reasonable assurance regarding the reliability of financial reporting. During the quarter ended December 31, 2006, there have been no material changes in internal control over financial reporting.

Unitholder Distributions

Keyera pays distributions to unitholders from its distributable cash flow. The Fund declared $86.6 million of distributions to unitholders in 2006. The Fund's distributable cash flow of $99.7 million was sufficient to fund all the distributions made to unitholders. In determining the level of distributions to unitholders, the Board of Directors takes into consideration current and expected future levels of cash flow, growth capital expenditures, debt repayments, working capital requirements and other factors.

The following table presents the calculation of "distributable cash flow" for the Fund. Keyera management believes that the distributable cash flow is an appropriate measure of the Fund's cash flow available for distribution to Unitholders. Because distributable cash flow is a non GAAP measure, it may not be comparable to similar measures reported by other business entities. Therefore, when assessing Keyera's performance relative to other entities, "cash flow from operating activities" as presented in the Fund's Consolidated Statements of Cash Flows may be a more comparable measure.

Distributable Cash Flow (in thousands of dollars) (unaudited)	**Three months ended December 31,**		**Twelve months ended December 31,**	
	2006	2005	**2006**	2005
	$	$	**$**	$
Net earnings	**14,928**	15,491	**68,078**	60,680
Add (deduct):				
Depreciation and amortization	**10,413**	9,502	**39,843**	36,887
Accretion expense	**809**	788	**2,257**	2,048
Impairment expense	**—**	—	**373**	1,160
Unrealized (gain) loss on financial instruments	**153**	783	**(491)**	280
Future income tax (recovery) expense	**1,800**	231	**(7,042)**	2,411
Non-controlling interest	**235**	175	**1,025**	704
Asset retirement obligation expenditures	**(79)**	(78)	**(160)**	(183)
Maintenance capital	**(288)**	(2,902)	**(3,011)**	(4,472)
Non-controlling interest distributable cash flow	**(285)**	(188)	**(1,153)**	(782)
Distributable cash flow	**27,686**	23,802	**99,719**	98,733
Distributions to unitholders	**21,742**	21,062	**86,605**	78,541

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations – Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During 2006, $7.2 million of convertible debentures (before adjustment for deferred financing costs) were converted into 597,563 trust units and 207,997 trust units were issued under the DRIP in consideration of $4.3 million, bringing the total units outstanding at December 31, 2006 to 60,930,753. Convertible debentures outstanding at year end were $23.5 million.

Subsequent to December 31, 2006, a further $0.2 million of convertible debentures were converted into 20,664 trust units, and 33,021 trust units were issued to unitholders enrolled in the DRIP in consideration for $0.5 million, bringing the total units outstanding at February 23, 2007 to 60,984,438. Convertible debentures outstanding at February 23, 2007 were $23.3 million, which if converted would add 1,941,166 trust units to those outstanding.

NEW ACCOUNTING PRONOUNCEMENTS

Financial Instruments

In 2005, the CICA issued the following sections in order to increase harmonization with U.S and International accounting standards:

- 1530, Comprehensive Income;
- 3251, Equity;
- 3855, Financial Instruments – Recognition and Measurement; and

- 3865, Hedges.

Effective January 1, 2007, the Trust will be adopting these new standards. All financial assets will be measured at fair value, with the exception of accounts receivable, which will be measured at cost. All financial liabilities, including derivatives, will be measured at fair value when they are classified as held for trading. The new standards expand the definition of derivatives to include both financial and non-financial contracts. Non-financial contracts would include an agreement to buy or sell a commodity for a fixed price at a future date.

Gains and losses on financial instruments measured at fair value will be recognized in net income in the periods they arise.

Section 3865, Hedges, addresses how hedge accounting is to be performed and requires all gains and losses relating to ineffective hedges to be recorded in net income immediately. Unrealized gains and losses relating to effective cash flow hedges are recognized in "other comprehensive income".

As of January 1, 2007, Keyera will determine the fair value of the existing natural gas and electricity hedge contracts, as well as the fair value of all fixed price commodity contracts not previously recognized. On January 1, 2007, Keyera recorded $1.0 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair values of these contracts. A corresponding adjustment will be made to opening retained earnings. Subsequent changes in the fair value of the positions will be recorded in net income.

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period. The Accounting Standards Board is expected to develop and publish a detailed implementation plan with a transition period expected to be approximately five years. This convergence initiative is in its early stages as of the date of these annual consolidated financial statements. Accordingly, it would be premature to assess the impact of the initiative, if any, on Keyera at this time.

SELECTED FINANCIAL INFORMATION

The following table presents selected annual financial information for the Fund:

(in thousands of dollars, except per unit information)

	2004	2005	**2006**
Operating revenues:			
-Marketing	631,696	1,013,334	**1,161,899**
-Facilities[1] (Gathering and Processing and NGL Infrastructure)	112,906	174,233	**206,624**
Net earnings	22,738	60,680	**68,078**
Net earnings per unit ($/unit):			
- Basic	0.63	1.03	**1.12**
- Diluted	0.55	0.96	**1.10**
Distributions to unitholders	42,037	78,541	**86,605**
Distributions to unitholders per unit ($/unit)	1.16	1.33	**1.43**
Trust Units outstanding (thousands)			
- Weighted average (basic)	36,199	58,947	**60,604**
- Weighted average (diluted)	40,941	63,075	**62,794**
Total assets	1,146,757	1,218,160	**1,223,012**
Total long-term financial liabilities	371,000	345,955	**338,499**

[1] For 2004, revenue from the facilities segment includes $598 of equity earnings relating to Rimbey Pipe Line.

2006 compared to 2005

For 2006 revenues from Marketing were $1,162 million, an increase of $148.6 million compared to the previous year. Approximately $52.3 million of the increase was due to the growth of the crude oil midstream business that commenced operation in the fourth quarter of 2005. Also included in revenue was $7.0 million related to the settlement and change in fair value of financial contracts that were part of Keyera's risk management program. The remainder was primarily due to higher NGL volumes and prices compared to last year.

Revenues from facilities were $206.6 million, up $32.4 million compared to 2005.

Gathering and Processing revenue for 2006 was $166.7 million, an increase of $27.5 million, or 20%, compared to the previous year. The increase was due primarily to higher throughput in the West Central Region, increasing sour raw gas volumes, which attract a higher processing fee, at the Brazeau River gas plant, the recovery of expenses incurred during the Chinchaga and Strachan gas plant maintenance turnarounds and increased ownership in the Strachan gas plant for the full year.

NGL Infrastructure revenue for 2006 was $39.9 million, an increase of $4.9 million, or 14%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility, as well as a non-recurring adjustment of approximately $1 million earned upon the expiration of a long-term contract in the first quarter of 2006.

Consolidated net earnings for 2006 were $68.1 million, an increase of $7.4 million from 2005. This increase was primarily attributable to the strong contribution of the storage business in the NGL Infrastructure segment, lower long-term incentive plan costs in the general and administrative expenses

and the recovery of future income taxes in the second quarter of 2006. Partially offsetting this were lower operating margins experienced in the third and fourth quarters of 2006 in the Marketing segment, primarily attributable to the weakening of product prices.

The Fund declared $86.6 million of distributions to unitholders in 2006, an increase of $8.1 million. The increase was due to a higher number of units outstanding as a result of conversions of debentures, the DRIP and higher average distributions per unit in 2006.

2005 compared to 2004

For 2005, revenues from Marketing were $1,013 million, up $381.6 million compared to 2004. Approximately $169.0 million of this increase was due to the consolidation of the Partnership beginning on April 1, 2004. The remainder of the increase was largely due to higher sales volumes and historically high commodity prices.

Revenues from facilities were $174.2 million, up $61.3 million compared to 2004. Approximately $28.4 million of this increase was attributable to the inclusion of revenue from the Partnership and Rimbey Pipe Line, which were not consolidated until April 1, 2004 and July 2, 2004 respectively. The remainder of the increase was largely due to the inclusion of the facilities acquired from EnerPro for the full year of 2005.

Net earnings for 2005 were $60.7 million, up $38.0 million compared to 2004. The increase in net earnings was largely due to the consolidation of the Partnership, Rimbey Pipe Line and the EnerPro assets for the full year of 2005. In addition, stronger Marketing results also contributed to higher net earnings in 2005. This growth was partly offset by higher general and administrative costs, interest expense and depreciation charges.

In 2005, distributions to unitholders increased by $36.5 million due to a higher number of units outstanding as a result of conversions of debentures into trust units. In addition, the Fund increased per unit distributions by approximately 16% compared to 2004.

The following table presents selected financial information for the Fund:

Three months ended (in thousands of dollars)

	Mar 31, 2005	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	**Dec 31, 2006**
Operating revenues:								
- Marketing	228,767	223,590	243,114	317,863	316,841	279,241	279,492	**286,325**
- Gathering and Processing	30,552	35,516	35,927	37,278	38,053	40,772	44,290	**43,621**
- NGL Infrastructure	8,829	7,276	8,506	10,349	9,606	8,549	10,878	**10,855**
Net earnings	17,832	11,157	16,200	15,491	15,384	25,969	11,797	**14,928**
Net earnings per unit ($/unit)								
Basic	0.31	0.19	0.27	0.26	0.26	0.43	0.19	**0.25**
Diluted	0.28	0.17	0.25	0.23	0.22	0.39	0.16	**0.24**
Trust units outstanding (thousands)								
Weighted average (basic)	57,761	58,596	59,475	59,926	60,291	60,560	60,692	**60,865**
Weighted average (diluted)	62,989	62,988	63,194	63,246	63,321	62,768	62,817	**62,869**
Distributions to unitholders	17,924	19,332	20,223	21,062	21,553	21,631	21,679	**21,742**

December 31, 2006 compared to September 30, 2006

Marketing revenues of $286.3 million in the fourth quarter of 2006 increased from the third quarter of 2006 by $6.8 million. This increase was largely due to the seasonal increase in sales volumes.

In the fourth quarter of 2006, Gathering and Processing revenue of $43.6 million decreased by $0.7 million due to lower revenues at the Chinchaga and Strachan plants. This decrease was partly offset by higher revenues experienced in the West Central region.

NGL Infrastructure revenue of $10.9 million was consistent with the prior quarter.

Net earnings were $14.9 million, an increase of $3.1 million due to higher margins experienced in the NGL Infrastructure segment and lower Gathering and Processing expenses.

September 30, 2006 compared to June 30, 2006

Third quarter Marketing revenues of $279.5 million increased from the prior quarter by $0.3 million. This increase was primarily due to the settlement of financial contracts partly offset by lower NGL sales volumes.

Gathering and Processing revenue of $44.3 million increased by $3.5 million due to higher throughput in the West Central Region, the increasingly sour gas at the Brazeau River gas plant which attracts a higher processing fee and the recovery of expenses incurred during the Chinchaga gas plant turnaround.

NGL Infrastructure revenue of $10.9 million increased by $2.3 million primarily due to increased NGL storage revenues at Fort Saskatchewan.

Net earnings were $11.8 million a decrease of $14.2 million from previous quarter. This decrease was primarily due to the recovery of future income taxes experienced in the second quarter.

June 30, 2006 compared to March 31, 2006

For the second quarter of 2006, Marketing revenues of $279.2 million decreased by $37.6 million from the prior quarter. This decrease in revenues was due primarily to a seasonal decline in sales volumes.

Gathering and Processing revenue of $40.8 million increased by $2.7 million primarily due to higher throughput volumes in the West Central Region and increased ownership in the Strachan gas plant.

NGL Infrastructure revenue of $8.5 million decreased by $1.1 million in comparison to the first quarter of 2006 due to a non-recurring final contract adjustment experienced in the first quarter.

Net earnings were $26.0 million, an increase of $10.6 million from the prior quarter. This increase in earnings was primarily attributable to the recovery of future income taxes resulting from the reduction of statutory tax rates in future years.

March 31, 2006 compared to December 31, 2005

Marketing revenues of $316.8 million decreased by $1.0 million due to a slight softening of propane margins attributed to warmer than seasonal weather.

Gathering and Processing revenue for the first quarter of 2006 was $38.1 million, an increase of $0.8 million from the prior quarter. The increase was due to higher throughput volumes and the acquisition of an incremental 25% ownership interest in the Strachan gas plant in December 2005.

For the first quarter of 2006, operating revenues from NGL Infrastructure were $9.6 million, down $0.7 million from the prior quarter. This decrease was primarily due to lower fractionation revenues, and the result of lower throughput caused by equipment fouling at the Fort Saskatchewan facility. This decrease was partly offset by a non-recurring final adjustment upon expiration of a long-term contract.

Net earnings were $15.4 million, a decrease of $0.1 million from the previous quarter. This decrease was primarily due to higher income tax expenses. The effect of the higher income tax was partly offset by higher operating margins and lower general and administrative costs.

December 31, 2005 compared to September 30, 2005

For the fourth quarter of 2005, Marketing revenues of $317.9 million increased by $74.7 million compared to the previous quarter. This increase was largely due to the seasonal increase in sales volumes.

For the fourth quarter of 2005, Gathering and Processing revenues of $37.3 million increased by $1.4 million compared to the previous quarter. NGL Infrastructure revenues of $10.3 million increased by $1.8 million compared to the previous quarter. These increases were primarily due to higher throughput volumes and increased flow-through of operating costs.

Net earnings were $15.5 million in the fourth quarter of 2005, down $0.7 million from the previous quarter. This decrease was primarily due to higher general and administrative costs, interest and depreciation charges. The effect of these higher costs was partly offset by the strong Marketing results achieved in the fourth quarter.

September 30, 2005 compared to June 30, 2005

For the third quarter of 2005, Marketing revenues of $243.1 million increased by $19.5 million compared to the previous quarter. This increase was largely due to continued demand for butane and condensate. The price of propane also strengthened in the third quarter of 2005.

For the third quarter of 2005, operating revenues from the Gathering and Processing segment was $35.9 million, up $0.4 million compared to the previous quarter. Operating revenues from the NGL Infrastructure segment were $8.5 million, up $1.2 million compared to the previous quarter. These increases were due to prior period fee recoveries and higher revenues from services.

Net earnings were $16.2 million in the third quarter of 2005, up $5.0 million from the previous quarter. This increase was primarily due to stronger results from facilities in the third quarter as well as lower general and administrative costs and the recognition of an impairment expense of $1.2 million in the second quarter of 2005.

June 30, 2005 compared to March 31, 2005

For the second quarter of 2005, Marketing revenues of $223.6 million decreased by $5.2 million compared to the prior quarter. The decrease in revenues was primarily due to a seasonal decrease in sales volumes that was partially offset by strong condensate and butane price premiums.

Operating revenues from Gathering and Processing for the second quarter of 2005 was $35.5 million, up $5.0 million from the previous quarter. This increase in revenue was largely due to the return of volumes from the Caribou and Strachan plants that experienced unplanned outages in the first quarter of 2005. In addition, volumes were redirected to the Strachan plant in the second quarter due to third party

plant turnarounds. This increase was partly offset by a decrease of NGL Infrastructure revenue of $7.3 million, down $1.6 million from prior quarter.

Net earnings were $11.2 million in the second quarter, down by $6.7 million compared to the first quarter of 2005. This decrease was primarily due to weaker Marketing results and an increase in general and administrative costs. General and administrative costs were higher in the second quarter due to higher incentive plan costs. Also in the second quarter, an impairment expense of $1.2 million was recorded to reflect management's decision to dispose of a small, non-core gas processing plant.

Certification of Annual Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting

Date: February 27, 2007

"David Smith" (signed)
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Annual Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting

Date: February 27, 2007

"James Bertram" (signed)
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

KEYERA

KEYERA FACILITIES INCOME FUND

ANNUAL INFORMATION FORM

February 27, 2007

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

The information in this annual information form is given as of December 31, 2006 unless otherwise indicated. All dollar amounts set forth in this annual information form are in Canadian dollars unless otherwise indicated. Capitalized terms and industry terms used herein without definition have the respective meanings set forth in the Glossary.

GLOSSARY

In this annual information form, unless the context otherwise requires, the following terms have the indicated meanings. A reference to an agreement means the agreement as amended, supplemented or restated from time to time.

"**acid gas**" means H_2S or CO_2 or a combination of H_2S and CO_2 which are referred to as acid gases because they form acids or acidic solutions in the presence of water;

"**acid gas injection**" refers to the injection of acid gas into underground geological formations;

"**Administration Agreement**" means the administration agreement dated January 1, 2006 among the Fund, the Commercial Trust, the LP and the Administrator, as amended, supplemented or restated from time to time, pursuant to which the Administrator has agreed to provide administrative and support services to the Fund, the Commercial Trust and the LP;

"**Administrator**" means Keyera Energy Management Ltd., a corporation incorporated under the laws of the Province of Alberta which is the managing partner of the Partnership;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**Board of Directors**" means the board of directors of the Administrator;

"**butane**" means an NGL, the chemical formula of which is C_4H_{10}, used primarily in crude oil and gasoline blending or in the production of iso-octane, an octane enhancer;

"**CDS**" means The Canadian Depositary for Securities Limited;

"**CO_2**" means carbon dioxide;

"**Commercial Trust**" means Keyera Facilities Commercial Trust, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the CT Declaration of Trust;

"**condensate**" means a mixture of hydrocarbons consisting primarily of pentanes and heavier liquids extracted from natural gas;

"**CT Declaration of Trust**" means the declaration of trust establishing the Commercial Trust dated May 20, 2003, as amended and restated effective January 1, 2006, and governed by the laws of the Province of Alberta, as may be further amended, supplemented or restated from time to time;

"**CT Note Indenture**" means the unsecured note indenture dated May 30, 2003 between the Commercial Trust and Computershare Trust Company of Canada, as trustee thereunder, pursuant to which the Commercial Trust has issued and will issue the CT Notes from time to time;

"**CT Notes**" means, collectively, the CT Series 1 Notes, the CT Series 2 Notes and the CT Series 3 Notes issued by the Commercial Trust from time to time in accordance with the CT Note Indenture of the Commercial Trust; references to CT Notes held by the Fund refer to CT Series 1 Notes;

"**CT Trustee**" means Keyera Energy (CT) Ltd., a corporation incorporated under the laws of the Province of Alberta, the trustee of the Commercial Trust;

"CT Units" means the trust units of the Commercial Trust, each CT Unit representing an equal undivided beneficial interest therein;

"Debentures" means the 6.75% convertible unsecured subordinated debentures of the Fund due June 30, 2011;

"dehydration" means the process by which water vapour is removed from raw gas;

"deep cut" refers to NGL recovery processes by which NGLs are recovered from natural gas in excess of amounts required for sales gas to meet pipeline specifications;

"diluent" means a lower density fluid that is blended with heavy oil or bitumen in order to reduce viscosity and density to pipeline conditions (condensate is the most commonly used diluent for pipeline transportation of heavy oil or bitumen);

"distributable cash flow" means the cash flow available for distribution to Unitholders as described under "Distributions – Distribution Policy of the Fund";

"distributed control system" means a computer-based control system used in a gas plant to monitor and control process equipment and alarm shut-down equipment;

"enhanced oil recovery" means any method that increases oil production by using techniques or materials that are not part of normal pressure maintenance or water flooding operations, such as injection of natural gas or CO_2 into a reservoir to increase oil production from the reservoir;

"ethane" means an NGL, the chemical formula of which is C_2H_6, used primarily as a feedstock to the petrochemical industry and for use in enhanced oil recovery projects;

"EnerPro Acquisition" means the indirect acquisition of EnerPro Midstream Company by the Fund as described under "General Development of the Business";

"Exempt Plans" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

"frac oil" means a special blend of condensate that is used extensively by the well servicing industry in western Canada for well stimulation;

"Fund" means Keyera Facilities Income Fund, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust;

"Fundamental Transaction" means a sale of all or substantially all of the assets of the Fund, the Commercial Trust, the LP, the Administrator or the Partnership, as the case may be, or a merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving such entity, or the winding-up, liquidation or dissolution of such entity prior to the end of the term of the Fund, except in each case in conjunction with an internal reorganization;

"Fund Declaration of Trust" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective November 1, 2005, and governed by the laws of the Province of Alberta, as may be amended, supplemented or restated from time to time;

"gas products" means NGLs, sulphur and any other commercial substances that may be extracted from raw gas;

"gas treating" means the process by which sour gas is sweetened by removal of CO_2 and H_2S;

"grandfathered" means, with reference to sour gas facilities, those sour gas facilities in Alberta which were not required to meet sulphur recovery guidelines for raw sour gas plants as defined by the AEUB in 1988 in IL 88-13. A higher level of sulphur recovery efficiency is required for all sour gas plants built subsequent to the introduction of IL 88-13. Grandfathered plants are permitted to continue operating at the levels of sulphur recovery efficiency which were

in place prior to IL 88-13. In ID 2001-3, the AEUB set maximum allowable limits on the amount of inlet sulphur that could be processed through "grandfathered" plants. Sour gas plants wishing to operate in excess of allowable inlet sulphur rates must degrandfather by increasing sulphur recovery efficiency to the levels established in IL 88-13;

"**H_2S**" means hydrogen sulphide;

"**hydrocarbons**" means organic compounds containing a mixture of carbon and hydrogen;

"**ID 2001-3**" means AEUB Interim Directive 2001-3: Sulphur Recovery Guidelines for the Province of Alberta;

"**IL 88-13**" means AEUB Information Letter 88-13: Sulphur Recovery Guidelines — Gas Processing Operations, which has been replaced by ID 2001-3;

"**inlet separation**" means the initial stage of processing within a natural gas processing plant where the incoming raw gas stream enters a vessel and any free liquids such as water and NGLs are removed from the gas stream before it is further processed;

"**KEFL**" means Keyera Energy Facilities Limited, a corporation incorporated under the laws of the Province of Alberta which is a wholly-owned subsidiary of the Partnership;

"**KEI**" means Keyera Energy Inc., a corporation incorporated under the laws of the State of Delaware which is a wholly-owned subsidiary of KEFL;

"**KEL**" means Keyera Energy Ltd., a corporation incorporated under the laws of the Province of Alberta, which is a wholly-owned subsidiary of the Partnership;

"**Keyera**" means the Fund and all of its subsidiaries collectively;

"**KeySpan Affiliates**" means KeySpan Corporation and any subsidiary of KeySpan Corporation which is controlled, directly or indirectly, by KeySpan Corporation;

"**license capacity**" means the maximum permissible raw gas inlet volume for a gas plant as determined by the plant license granted by the AEUB;

"**LP**" means Keyera Facilities Limited Partnership, a limited partnership established under the laws of the Province of Ontario and governed by the LP Agreement and of which the partners are LP General Partner, as general partner, and the Commercial Trust, as limited partner;

"**LP Agreement**" means the amended and restated limited partnership agreement dated January 1, 2006 between LP General Partner, as the general partner, and the Commercial Trust, as the limited partner, as may be amended, supplement or restated from time to time;

"**LP General Partner**" means Keyera Energy (LP) Ltd., a corporation incorporated under the laws of the Province of Alberta, which is the general partner of the LP and which is wholly-owned by the Fund;

"**NGL**" or "**NGLs**" means natural gas liquids, consisting of any one of ethane, propane, butane and condensate or a combination thereof;

"**Partnership**" means Keyera Energy Partnership, a general partnership organized under the laws of the Province of Alberta pursuant to the Partnership Agreement;

"**Partnership Agreement**" means the amended and restated partnership agreement dated January 1, 2006 with respect to the Partnership as may be amended, supplemented or restated from time to time;

"**pentane**" means a hydrocarbon, generally a liquid at atmospheric conditions, the chemical formula of which is C_5H_{12};

"**propane**" means an NGL, the chemical formula of which is C_3H_8, used as a feedstock for the petrochemical industry in the manufacture of ethylene and propylene. Other uses for propane are for heating, crop drying and motor fuel;

"**raw gas**" means natural gas before it has been subjected to any processing that may be required for it to become suitable for sale;

"**Redemption Date**" means the date which Units are surrendered for redemption by a Unitholder as further described under "Capital Structure of the Fund – Units - Redemption at the Option of Unitholders";

"**Redemption Price**" means the redemption price applicable to any redemption of Units by Unitholders as further described under "Capital Structure of the Fund – Units - Redemption at the Option of Unitholders";

"**sales gas**" means saleable natural gas after it has been treated in a natural gas processing facility to remove water vapour, inert gases, CO_2, H_2S and NGLs resulting in saleable natural gas comprised primarily of methane with small amounts of ethane and other NGLs;

"**Special Resolution**" means a resolution passed by not less than $66\,^{2}/_{3}$ % of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than $66\,^{2}/_{3}$ % of the Units entitled to be voted on such resolution;

"**sour gas**" means natural gas that contains an amount of H_2S in excess of the content permitted in gas to be transported on a particular gas pipeline, or which the AEUB considers to be sour gas;

"**Standard & Poor's**" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.;

"**subsidiary**" means, in relation to any person or entity, any body corporate, partnership, trust, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person or entity;

"**sulphur**" means a yellow mineral extracted from natural gas which is used in the manufacture of fertilizer, pharmaceuticals and other products;

"**sulphur recovery**" means the process within a natural gas processing facility whereby natural gas containing hydrogen sulphide undergoes a series of chemical reactions to isolate elemental sulphur;

"**sweet gas**" means natural gas that is not sour gas;

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

"**throughput**" means, with respect to a gas plant, the raw gas inlet volume processed, and, with respect to a pipeline, means the gas or liquid volume transported therein;

"**TSX**" means the Toronto Stock Exchange;

"**Trustee**" means the trustee of the Fund, as appointed from time to time;

"**Unitholder**" means a holder of Units;

"**Units**" means the trust units of the Fund, each Unit representing an equal undivided beneficial interest in the Fund; and

"**utilization rate**" means, with respect to a gas plant, throughput divided by license capacity, and, for a pipeline, throughput divided by pipeline capacity, in both cases expressed as a percentage.

ABBREVIATIONS AND CONVERSIONS

In this initial annual information form, the following abbreviations have the meanings set forth below:

bbl and bbls	Barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 United States gallons
bbls/d	Barrels per day
mcf	Thousand standard cubic feet
mcf/d	Thousand standard cubic feet per day
mmcf	Million standard cubic feet
mmcf/d	Million standard cubic feet per day
MW	Megawatts
tonne	One thousand kilograms
tonnes/d	Tonnes per day

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	Bbls	6.293
feet	Metres	0.305
metres	Feet	3.281
miles	Kilometres	1.609
kilometres	Miles	0.621
acres	Hectares	0.405
hectares	Acres	2.471
tonnes	long tons	0.984

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding:

- the future financial position of Keyera;
- business strategy and plans of management;
- anticipated growth and proposed activities;
- budgets, including future capital, operating or other expenditures and projected costs;
- estimated utilization rates;
- objectives of or involving Keyera;
- impact of commodity prices;
- treatment of Keyera under governmental regulatory regimes;
- the existence, operation and strategy of the risk management program, including the approximate amount of forward sales and hedging to be employed;
- expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities; and
- environmental matters.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. The following is a list of some of those risks, uncertainties and factors, but readers are cautioned that this list is not exhaustive:

- general economic, market and business conditions;
- operational matters, including potential hazards inherent in Keyera's operations;
- risks arising from co-ownership of facilities;
- activities of other facility owners;
- competitive action by other companies;
- activities of producers and overall industry activity levels;
- changes in gas composition;
- fluctuations in commodity prices and supply/demand trends;
- processing and marketing margins;
- effects of weather conditions;
- fluctuations in interest rates and foreign currency exchange rates;
- changes in operating and capital costs, including fluctuations in input costs;
- actions by governmental authorities;
- decisions or approvals of administrative tribunals;
- changes in environmental and other regulations;
- reliance on key personnel;
- competition for, among other things, capital, acquisition opportunities and skilled personnel;
- changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to a Unitholder's country of residence; and
- other factors, many of which are beyond the control of Keyera, some of which are discussed under "Risk Factors" in this AIF.

In addition, this Annual Information Form, including the documents incorporated by reference herein, may contain forward-looking statements attributed to third party industry sources. For example, the discussion on proposed tax changes in trust tax legislation is based solely on the general information found in the background paper issued by the Department of Finance at the time of the October 31, 2006 announcement by Minister Flaherty (which is not legislation), the proposed "normal growth" guidelines issued by the Department of Finance on December 15, 2006, and the draft amendments to the Tax Act released on December 21, 2006. No assurance can be given that any final legislation implementing the 2006 proposed tax changes will be consistent with the announcements to date or that Canadian federal income tax law respecting income trusts and other flow-through entities will not be further changed in a manner which adversely affects Keyera and its Unitholders. To the extent that proposed or other changes are implemented, such changes could result in the income tax considerations described in this Annual Information Form being materially different in certain respects.

Readers are cautioned that they should not unduly rely on the forward looking statements included in this Annual Information Form or any documents incorporated by reference. Further, readers are cautioned that the forward looking statements contained herein speak only as of the date of this Annual Information Form and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. (See "Risk Factors").

All forward looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on www.sedar.com.

PRESENTATION OF FINANCIAL INFORMATION

This Annual Information Form refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as "cash flow" and "distributable cash flow" are not standard measures under GAAP and therefore may not be comparable with similar measures for other companies. Management believes that these measures are useful supplemental measures as they facilitate the understanding of the Fund's financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

DESCRIPTION OF THE STRUCTURE OF THE FUND AND CERTAIN SUBSIDIARIES

The Fund

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust. Although the Fund qualifies as a "mutual fund trust" for the purposes of the Tax Act, the Fund is not a mutual fund under applicable securities laws.

Pursuant to the Fund Declaration of Trust, the Fund's activities are restricted to activities including: (a) investing in securities (whether debt or equity) of whatever nature or kind of, or issued by the Commercial Trust or any associate or affiliate thereof, or issued by any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, NGLs, other hydrocarbon related products, electricity and thermal energy and other related businesses; (b) acquiring, holding, maintaining, improving, leasing or managing any real property (or interest in real property) that is capital property of the Fund for purposes of the Tax Act; (c) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in (a) and (b) above, and entering into hedging arrangements in relation thereto; (d) temporarily holding cash and other short term investments in connection with and for the purposes of the Fund's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Units and making distributions to Unitholders; (e) issuing Units and other securities of the Fund (f) guaranteeing obligations of its affiliates pursuant to any debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business and pledging securities and other property owned by the Fund as security for any obligations of the Fund, including obligations under any such guarantee; (g) repurchasing or redeeming Units or other securities of the Fund; and (h) engaging in all activities ancillary or incidental to any of

those activities. In addition, in 2005 the Unitholders approved an amendment to the Fund Declaration of Trust to increase the scope of activities in which the Fund can be involved to include the ability to invest in securities of whatever nature or kind, issued by any corporation, partnership, trust or other person involved, directly or indirectly, in the business of acquiring, developing and producing petroleum and natural gas reserves and other related products.

Also in 2005, the Unitholders approved further amendments to the Fund Declaration of Trust deleting the requirement that there be a minimum of three and a maximum of nine individual trustees, and replacing it with a requirement that there be one trustee which is a licensed trust company. Additional amendments related to this change included: (i) replacing the provision allowing Unitholders to elect trustees with a provision allowing Unitholders to elect the Board of Directors directly; (ii) deleting the provision allowing the Trustee to revoke its delegation of powers of the Trustee to the Administrator; (iii) revising the provision regarding the indemnification of the Trustee to reflect the nature of a corporate trustee; (iv) adding a provision to prohibit the Fund from approving the issuance of voting shares of the Administrator to any person other than the Fund (or from transferring any voting shares of the Administrator) except in conjunction with an internal reorganization, without the approval of the Unitholders; (iv) delegating the powers of the Trustee to the Administrator; and (v) revising the provisions relating to the removal or resignation of the Trustee. (See "Information Concerning the Fund, the Trustee and the Administrator – Powers of the Trustee and Delegation to the Administrator" and "Information Concerning the Fund, the Trustee and the Administrator - Removal or Resignation of the Trustee").

In conjunction with the foregoing amendments, the Unitholders also authorized the Board of Directors to make related consequential changes to the Fund Declaration of Trust. All of these amendments were incorporated through an amendment and restatement process. In conjunction with the amendment and restatement of the Fund Declaration of Trust, and in accordance with section 11.1 of the Fund Declaration of Trust, the Board of Directors also authorized several additional minor amendments to correct grammatical errors and remove internal inconsistencies.

Organizational Diagram

The following diagram sets out the organizational structure of the Fund as of the date hereof.


Keyera Facilities Income Fund (Alberta)
Keyera Energy (CT) Ltd (Alberta)
Keyera Facilities Commercial Trust (Alberta)
Keyera Energy (LP) Ltd (Alberta)
Keyera Energy Management Ltd (Alberta)
Keyera Facilities Limited Partnership (Ontario)
Keyera Energy Partnership (Alberta)
Keyera Energy Facilities Limited (Alberta)
Keyera Energy Ltd (Alberta)
Keyera Energy Inc (Delaware)
Rimbey Pipe Line Co. Ltd (Alberta)

Notes:

(1) The Administrator provides administrative and support services to each of the Fund, the Commercial Trust and the LP pursuant to the Fund Declaration of Trust and the Administration Agreement. The Administrator is the managing partner of the Partnership.

(2) The assets of the Partnership are held directly by the Partnership and through its wholly-owned subsidiary, KEFL, which owns shares of Rimbey Pipe Line Co. Ltd., the shares of KEI, the Fort Saskatchewan facilities, the interest in the Dow Fort Saskatchewan facilities and the Strachan North Pipeline. KEI was incorporated in 2005 in the state of Delaware, and is the only foreign subsidiary of the Fund.

(3) Effective January 1, 2006, EnerPro Midstream Corporation and the Administrator were amalgamated under the name Keyera Energy Management Ltd. The Fund continues to own 100% of the voting common shares of the Administrator and the Commercial Trust (which is wholly owned by the Fund) owns 100% of the non-voting preferred shares.

The Commercial Trust

The Commercial Trust is an unincorporated trust established under the laws of the Province of Alberta pursuant to the CT Declaration of Trust. The CT Trustee is the trustee of the Commercial Trust. The Commercial Trust is a limited purpose trust and its activities are restricted essentially to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with: gathering, processing, transporting, buying, storing and selling petroleum, natural gas, NGLs, other hydrocarbon related products, electricity and thermal energy; producing petroleum and natural gas reserves and other related products; other business related to the foregoing; and such other businesses as the CT Trustee may determine, and holding investments and other direct or indirect rights in companies in other entities involved in such businesses and activities including all activities ancillary or incidental thereto.

The LP

The LP is a limited partnership established under the laws of the Province of Ontario and governed by the LP Agreement. The partners of LP are the LP General Partner, as the general partner, and the Commercial Trust, as the limited partner. The LP has been established to make investments in and conduct the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, NGLs, other hydrocarbon related products, electricity and thermal energy, producing petroleum and natural gas reserves and other related products, as well as other businesses related to the foregoing and such other businesses as the directors of the LP General Partner may determine, and activities ancillary and incidental thereto.

The Partnership

The Partnership is a general partnership organized under the laws of the Province of Alberta and governed by the Partnership Agreement. As of the date hereof, the partners of the Partnership are the LP and the Administrator. The Administrator is also the managing partner of the Partnership. The Partnership has been established to invest in and conduct the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, NGLs, other hydrocarbon related products, electricity and thermal energy, producing petroleum and natural gas reserves and other related products, as well as other businesses related to the foregoing and such other businesses or activities as the Board of Directors may determine, including all activities ancillary or incidental thereto.

KEFL

KEFL is an Alberta corporation wholly-owned by the Partnership. KEFL was originally incorporated under the *Business Corporations Act* (Alberta) on November 16, 1998 as a numbered company. The articles of KEFL were subsequently amended to change the name to GMS Facilities Limited and then to KeySpan Energy Facilities Limited. In February 2005, the articles of KEFL were again amended to change the name to Keyera Energy Facilities Limited. KEFL holds Keyera's interest in the Fort Saskatchewan facilities, the Dow Fort Saskatchewan facilities and the Strachan North Pipeline, as well as 100% of the shares in KEI and Keyera's 89.3% interest in Rimbey Pipe Line Co. Ltd. Rimbey Pipe Line Co. Ltd. owns the Edmonton Terminal and the Rimbey Pipeline. (See "Business of Keyera – Facilities - NGL Infrastructure").

The Administrator

The Fund, the Commercial Trust, the LP and the Partnership are managed by the Administrator, not by a third party manager. The Administrator also provides administrative services to KEFL. The Administrator is a corporation, the common shares of which are owned by the Fund and the non-voting preferred shares of which are owned by the Commercial Trust. The Administrator was originally incorporated under the *Business Corporations Act* (Alberta) on March 28, 2003 under the name KeySpan Canada Management Ltd. The articles of the Administrator were amended on February 4, 2005 to change the name to Keyera Energy Management Ltd. Effective January 1, 2006 the Administrator amalgamated with EnerPro Midstream Corporation, an indirect wholly owned subsidiary of the Fund, under the name Keyera Energy Management Ltd.

The head office for all of the Fund, the Commercial Trust, the LP, the Partnership, KEFL and the Administrator is located at 600, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 4H2. The registered office of the Administrator and KEFL is 3700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2.

Future Structure

In December 2006, the Federal Minister of Finance released draft legislation to implement proposals originally announced on October 31, 2006 (the "**October 31 Proposals**") relating to the taxation of certain distributions from specified investment flow-through trusts and partnerships ("SIFTs"). The October 31 Proposals propose to apply a tax at the trust level on distributions of certain income from SIFTs, including the Fund, at rates of tax approximately comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. Subject to staying within prescribed "normal growth" parameters, existing SIFTs will have a four-year transition period during which time they will not be subject to the October 31, Proposals. As an existing trust, Keyera is expected to qualify for this grandfathering period and will not be subject to the October 31 Proposals until 2011 so long as it only experiences "normal growth" and no undue expansion before that time. Legislation enacting the October 31 Proposals has not yet been passed and it is not clear whether there will be any material modifications to the final legislation or guidelines. (See "Risk Factors – Risks Inherent in an Investment in Units – Changes in Income Tax Laws"). Keyera is reviewing the implications of the October 31 Proposals and, should the proposed tax changes become law, Keyera will continue to adopt strategies that are intended to enhance value.

Keyera is continuing to examine the options available to it in order to maximize the tax effectiveness of its structure on both a current and go forward basis. These options may include one or more internal reorganizations. In evaluating any reorganization options, Keyera's criteria will include tax efficiency, simplification of the ownership structure, simplification of financial accounting and reporting issues, and reducing overall costs and expenses. In some instances, the Declaration of Trust may require Unitholder approval for a reorganization. (See "Information Concerning the Fund, the Trustee and the Administrator – Fundamental Transactions"). However, some internal reorganizations, such as reorganizations involving the subsidiaries of the Partnership, may be completed without Unitholder approval.

GENERAL DEVELOPMENT OF THE BUSINESS

Historical Development

The majority of Keyera's assets were owned by Gulf Canada Resources Limited ("Gulf") until 1998. Effective December 1, 1998, Gulf sold a 50% interest in the assets held by Gulf's midstream division to KEDCO, a wholly-owned subsidiary of KeySpan Corporation. In conjunction with the sale, Gulf and KEDCO formed a partnership called Gulf Midstream Services to operate the business. Effective September 1, 2000, Gulf sold its remaining interest in Gulf Midstream Services to KEDCO, and the partnership was renamed KeySpan Energy Canada Partnership. Effective December 1, 1998, Keyera entered into a number of agreements with Gulf for the provision of gathering, processing and marketing services and for the purchase of NGLs.

Effective July 13, 2001, a subsidiary of ConocoPhillips Inc. acquired Gulf. ConocoPhillips Canada Resources Corp. ("ConocoPhillips") is therefore the successor to these agreements. ConocoPhillips is currently the largest single customer of Keyera. On April 1, 2003, Keyera acquired ConocoPhillips' 18% interest in the Dow Fort Saskatchewan facilities, consisting of a 30,000 bbls/d NGL processing facility and a storage facility for propane, butane and NGL mix. As part of the same transaction, Keyera also acquired an approximate 5% interest from ConocoPhillips in Rimbey Pipe Line Co. Ltd. in which Keyera already held an approximate 41% interest.

The Fund completed its initial public offering of 15,000,000 Units on May 30, 2003 at a price of $10.00 per Unit. On June 10, 2003, the Fund issued an additional 2,000,000 Units at the same price pursuant to the exercise of an over-allotment option granted to the underwriters in connection with this offering. The net proceeds were used by the Fund to indirectly acquire a 39.09% partnership interest in the Partnership from KEDCO. On April 1, 2004, the Fund completed a subsequent public offering of 15,617,000 Units at a price of $12.60 per Unit and used the net proceeds to indirectly acquire an additional 35.91% partnership interest of the Partnership from KEDCO.

On June 3, 2004, the Fund completed a third public offering of Units and Debentures, consisting of 9,325,000 Units at a price of $10.75 per Unit and 100,000 Debentures. On June 11, 2004, the Fund issued an additional 1,398,750 Units at a price of $10.75 per Unit pursuant to the exercise of an over-allotment option granted to the underwriters in

connection with this third offering. The net proceeds were applied to acquire all of the shares of EnerPro Midstream Company from Chevron Canada Resources. Subsequent to such acquisition, EnerPro transferred all of its assets to the Partnership and its subsidiaries in exchange for a preferred partnership interest and a general partnership interest in the Partnership. This resulted in the Fund's indirect partnership interest in the Partnership increasing to 82.56%.

On June 29, 2004, the Partnership acquired El Paso Velvet Processing Limited Partnership from certain wholly owned subsidiaries of El Paso Corporation. The El Paso Velvet Limited Partnership owned the Caribou gas plant, a 40 mmcf/d sour gas plant located in northeastern British Columbia.

On December 2, 2004, the Fund completed a fourth offering of 10,872,333 Units at a price of $13.90 per Unit and used the net proceeds to indirectly acquire the remaining 17.44% partnership interest of the Partnership from KEDCO. As a result of the completion of this offering, the Fund now holds a 100% indirect interest in the Partnership and 100% interest in the Administrator. In connection with its acquisition of the remaining 17.44% partnership interest in the Partnership held by KEDCO, the Fund filed a business acquisition report on December 17, 2004 with Canadian securities regulatory authorities, which report is filed on Sedar (www.sedar.com).

Following the Fund's indirect acquisition of KEDCO's remaining partnership interest in the Partnership, the Fund changed its name from KeySpan Facilities Income Fund to Keyera Facilities Income Fund effective February 3, 2005. The Keyera name has been similarly adopted by the entities affiliated with the Fund, except Rimbey Pipe Line Co. Ltd.

Also in 2005, the Fund adopted and implemented a Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP"). The DRIP provides participating Unitholders with the ability to reinvest their distributions and to invest additional funds on a monthly basis without payment of brokerage commissions or service charges. Only Canadian resident Unitholders may participate in the DRIP. The DRIP is administered by Computershare Trust Company of Canada and all fees associated with the DRIP are paid by the Fund. (See "Distributions – The DRIP").

Keyera completed several acquisitions and internal growth projects in 2005. For example, Keyera acquired additional interests in the Strachan gas processing plant and related facilities and the Medicine River Rimbey Pipeline (See "Business of Keyera – Facilities – Natural Gas Gathering and Processing Facilities) and completed construction of a new pipeline and the addition of new compression capacity at the Brazeau North gas plant, as well as the oil midstream facilities at the Edmonton Terminal and the Wabasca Area Pipelines. (See "Business of Keyera – Facilities"). In late 2005, Keyera incorporated a U.S. subsidiary, KEI to pursue additional marketing opportunities in the U.S.

Recent Developments

Keyera expanded its presence in the U.S. in 2006 with the acquisition by KEI of three propane terminals from Texon LP. (See "Business of Keyera - Marketing") These terminals are located near Vancouver, Washington, Albuquerque, New Mexico and Lordstown, Ohio. Other acquisitions made in 2006 included the acquisition of additional interests in the Medicine River Pipeline and the Rimbey Gull Lake Pipeline.

In the first half of 2006, Keyera completed an expansion at the Caribou gas plant, increasing the licensed capacity by 25 mmcf/d, and completed the construction of the Caribou North gas gathering system. This new pipeline significantly increases the capture area of the Caribou gas plant by connecting the plant to a prospective area to the north. (See "Business of Keyera – Facilities – Natural Gas Gathering and Processing Facilities"). Keyera also completed a number of other capital projects, including the brine pond expansion at the Fort Saskatchewan facilities, the rail rack expansion at the Edmonton Terminal, the construction of the Aurora pipeline which expands the capture area for the Gilby gas plant and various other compression projects. (See "Business of Keyera"). The expected growth capital expenditures for 2007 are between $40 and $60 million, but the actual level of growth capital investment will depend on available opportunities.

BUSINESS OF KEYERA

Overview

There are three sectors in the western Canadian natural gas industry, broadly defined as the "upstream", "midstream" and "downstream" sectors. The upstream sector involves exploration for and development and production of raw natural gas. In the midstream sector, the raw gas is gathered, processed, transported and marketed to the downstream sector. The downstream sector consists of end-use customers, wholesalers and local distributors across North America.

Keyera operates one of the largest natural gas midstream businesses in Canada. Midstream companies own raw gas pipelines and processing plants to gather and process the raw natural gas before it is injected into long-distance pipeline systems for transportation to end-use markets. The midstream sector also includes facilities for the processing, storage and transportation of the by-products of natural gas processing, including NGLs such as ethane, propane, butane and condensate.

Keyera's operations are conducted through three business segments: Gathering and Processing; NGL Infrastructure; and Marketing. The natural gas Gathering and Processing and NGL Infrastructure segments are commonly referred to as the "facilities" component of Keyera's business. These segments provide gathering, processing, transportation and storage services. The Marketing segment is focused on marketing by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. Each of these segments is described in more detail below.

Facilities

Keyera has interests in 16 gas plants in western Canada, with 1,663 mmcf/d of licensed gross raw gas processing capacity (1,328 mmcf/d net to Keyera), of which 819 mmcf/d (49%) was utilized in 2006. Actual available raw gas processing capacity at these plants can be less than the licensed capacity. Each plant has a number of functional units, each of which performs one or more operations such as gas treating, NGL recovery and sulphur handling. Constraints on actual available capacity at each of Keyera's gas plants depend on the capacity of each of the functional units to handle additional volumes. The difference between licensed capacity and effective available capacity is likely to be more significant if current plant operating conditions or gas composition depart significantly from original plant design, gas composition specifications or operating conditions.


CARIBOU
CHINCHAGA
NORTHSTAR
WORSLEY
Alberta
British Columbia
Saskatchewan
PADDLE RIVER
DOW FORT SASKATCHEWAN
FORT SASKATCHEWAN
GREENSTREET
TOMAHAWK
BIGORAY
WEST PEMBINA
BRAZEAU NORTH
BRAZEAU RIVER
NORDEGG RIVER
RIMBEY
GILBY
MEDICINE RIVER
STRACHAN

Keyera also owns interests in over 2,500 kilometres of four to twelve inch diameter raw gas gathering pipelines that deliver raw gas to the gas plants for processing. In addition to these gathering and processing facilities, Keyera owns extensive NGL infrastructure consisting of pipelines, processing, and storage facilities and rail and truck loading facilities primarily located in the Edmonton - Fort Saskatchewan area of Alberta and extending down the Rimbey corridor.

Natural Gas Gathering and Processing Facilities

Over 95% of Keyera's gross processing capacity is located in the west-central and foothills areas of the western Canadian sedimentary basin. These areas are currently experiencing growth in natural gas drilling and production. In these areas, a number of natural gas producers are exploring for and developing natural gas reserves. Natural gas produced from these areas is increasingly sour, often with significant amounts of NGLs. Over 90% of Keyera's processing capacity is at facilities that have the capability to process sour gas and to extract and ship NGLs. Some of these gas plants are

interconnected by raw gas gathering pipelines, and opportunities exist for construction of other connecting pipelines. These pipelines allow raw gas to be directed to the gas plant best suited to process a particular type of gas. Collectively, these facilities constitute a network that is well positioned in the areas covered to serve drilling and production activity. Keyera's natural gas gathering and processing facilities are primarily held through the Partnership.

The following table summarizes key operating data characterizing Keyera's natural gas processing assets. Keyera operates all of the listed facilities other than Medicine River, which is operated by Canetic Resources Inc.

Facility	Ownership Interest	Plant Status	License Capacity(1)	2006 Average Daily Throughput(1)	Utilization Rate(1)(3)
	(%)		(mmcf/d)	(mmcf/d)	(%)
Foothills Region					
Strachan	86	Sour	275	144	52
Brazeau River	52	Sour	218	86	39
Nordegg River	78	Sour	75	55	73
Worsley	100	Sour	20	7	35
North Star	87	Sweet	6	0.5	8
Chinchaga	100	Sour	148	38	26
Caribou	100	Sour	65(1)	37	70(2)
Subtotal			807	368	46(2)
West Central Region					
Rimbey	86	Sour	422	299	71
Gilby	78	Sour	71	36	51
Medicine River	24	Sour	64	35	55
Bigoray	90	Sour	85	28	33
Paddle River	87	Sour	81	16	20
Tomahawk	68	Sweet	16	1	6
West Pembina	74	Sour	43	17	40
Brazeau North	68	Sweet	49	13	27
Greenstreet	100	Sweet	25	6	24
Subtotal			856	451	53(2)
Total			**1,663**	**819**	**49(2)**

Notes:

(1) Information in this table is presented as at December 31, 2006, and with respect to the entire gas plant (not only the Partnership's interest). Regulatory approval to increase the licensed capacity of the Caribou gas plant from 40 mmcf/d to 65 mmcf/d was granted in 2005. Installation of the equipment necessary to increase the actual capacity to 65 mmcf/d was completed at the end of June 2006.

(2) Calculation of utilization rate is based on a weighted average of the utilization levels.

(3) Use of utilization rates to estimate available raw gas processing capacity may be misleading as the ability of individual plant functional units, such as gas treating, NGL recovery or sulphur plant capacity, to handle additional raw gas volumes may become a limiting factor particularly if current plant operating conditions or gas composition depart significantly from original plant design operating conditions. Use of throughputs to estimate revenues may be misleading as Keyera charges different fees for gas streams with different compositions. The amount that Keyera charges for a specific service depends on the cost of that service and the competitive position of the specific plant.

Foothills Region

The Foothills Region business unit consists of seven gas processing plants together with their associated gathering systems. Together these seven gas plants have a gross raw gas processing capacity of 807 mmcf/d (647 mmcf/d net to Keyera), gathering system pipelines of over 1,400 kilometres (88% operated by Keyera) and six field compressor stations.

Strachan Gas Plant and Area Facilities

The Strachan gas plant, a 275 mmcf/d gas plant located approximately 200 kilometres southwest of Edmonton, Alberta, has the capability and flexibility to process a wide range of sweet and sour gas streams. The Partnership is the operator of the plant and all of the major gathering systems. Three major pipelines, Strachan North, Garrington Caroline and Burnt Timber/Ram River, are connected to the Strachan gas plant and allow the plant to attract sour gas from a 2,500 square kilometre area. There is also on-site storage for NGLs and condensate and connections to the Cochrane-Edmonton pipeline system (owned by BP Canada) to Edmonton and Fort Saskatchewan.

An NGL truck loading facility was constructed in 2003 which provides the option to transport NGLs to the Rimbey gas plant for NGL processing. In 2004, the Partnership completed the installation of equipment to capture waste heat off the sales gas compressor at the Strachan gas plant. This has reduced fuel gas consumption by approximately 1.2 mmcf/d and increased sales gas yields for producers. In 2005, the Partnership acquired an additional 24.8% interest in the Strachan plant, as well as an increased ownership interest in the sulphur priller and several gathering systems in the Strachan area. As part of the acquisition, the Partnership became party to a gas processing agreement to process the seller's volumes utilizing the acquired capacity.

In 2006, Keyera completed a scheduled maintenance turnaround at the Strachan gas plant. Early in the year, a significant natural gas discovery well was tied into the Strachan gas plant. Because the gas from this well is high in H_2S, the second sulphur train at the Strachan plant has been reactivated. As well, pipeline modifications began in late 2006 in order to accommodate the volume of water being delivered with these gas volumes. In February 2007, deliveries of gas from this discovery increased to rates exceeding 50 million cubic feet per day. At these throughput levels, the sulphur handling facilities at the Strachan gas plant operate near their capacity.

Brazeau River Gas Plant and Area Facilities

The Brazeau River gas plant, a 218 mmcf/d gas plant located approximately 170 kilometres southwest of Edmonton, Alberta, has the capability and flexibility to process a wide range of sweet and sour gas streams with varying levels of NGL content. The Partnership is the operator of the gas plant and three major gathering systems.

In 2002, the Partnership completed an acid gas injection project at Brazeau River which increased the inlet sulphur handling capacity to a revised license of 400 tonnes/d. This project allowed the plant to meet the new sulphur recovery requirements established by the AEUB in 2001 and to operate at its licensed capacity with a wider variety of inlet gas composition. The inlet sulphur license was further revised in 2005 to 466 tonnes/d. Since the start-up of the acid gas injection project, a significant Nisku sour gas and sour oil trend has been successfully drilled northeast of the Brazeau River gas plant. In 2004, the Partnership completed the construction of an 84 kilometre natural gas pipeline extending from the Bigoray gas plant to the Brazeau River gas plant. The pipeline, which is a combination of six inch and eight inch diameter segments, has been designed and licensed to transport sour gas containing up to 33.1% hydrogen sulphide. The Partnership owns a 31% interest in this pipeline and is the operator.

Producer activity in the area served by the Brazeau River gas plant was relatively high in 2006. Three producer owned batteries have become operational after overcoming some regulatory and operational issues. Although the producers continue to experience issues at these batteries, volumes of gas delivered to the Brazeau River gas plant increased during the fourth quarter of 2006 and this trend continued through the first two months of 2007. As a result, the sour gas handling facilities at the Brazeau River gas plant have been operating at or near capacity.

Nordegg River Gas Plant and Area Facilities

The Nordegg River gas plant is a 75 mmcf/d sour gas processing facility located approximately 160 kilometres southwest of Edmonton, Alberta. The Partnership is the operator of the gas plant as well as the major gathering systems. During 2005, an expansion of the Sunchild north compressor was completed allowing previously shut in gas volumes to be delivered to the Nordegg gas plant for processing. In 2006, Keyera completed the construction of a new pipeline and inlet separator to capture existing standing gas west of the Nordegg gas plant. Keyera received a significant land dedication from area producers west of Nordegg in consideration for the construction of these facilities.

Caribou Gas Plant and Area Facilities

The Caribou gas plant is a 65 mmcf/d sour gas plant located approximately 170 kilometres northwest of Ft. St. John, British Columbia. Plant facilities include inlet separation, gas sweetening, NGL recovery, condensate stabilization and acid gas injection. The Partnership owns 100% of both the plant and a 24 kilometre gas gathering system which delivers gas to the plant.

In late 2004, nine mmcf/d of gas was connected to the Caribou gas plant via a river crossing completed by a senior producer through the drilling of two horizontal wells underneath the Buckinghorse River. In early 2006, the Caribou North gas gathering system, a 48 kilometre, 6 inch diameter pipeline was completed. This pipeline, which delivers gas to the Caribou gas plant from a developing area north of the plant, increases the capture area of the Caribou plant by approximately 1000 square kilometres. The Partnership is an 85% owner in the pipeline. During 2006, three producer owned compressor sites were tied into the pipeline.

To accommodate the additional gas volumes from the Caribou North gas gathering system, the Partnership expanded the licensed capacity of Caribou from 40 to 65 mmcf/d and, in mid 2006, completed installation of the equipment necessary to give effect to the expanded licensed capacity during a scheduled plant turnaround. The region of northeastern British Columbia in which the plant is located has been relatively unexplored but is now experiencing higher levels of producer activity. It is therefore anticipated that there will continue to be many opportunities to tie in new gas supply.

Other Assets

The other assets included in the Foothills Region are the Chinchaga, Worsley and North Star gas plants, together with their associated gathering systems, and the Gregg Lake - Obed Pipeline.

The Chinchaga gas plant is a 148 mmcf/d sour gas processing plant located approximately 550 kilometres northwest of Edmonton, Alberta. Plant facilities include inlet separation, inlet compression, gas sweetening, dehydration and propane refrigeration. Keyera completed a scheduled maintenance turnaround of the plant in the last half of 2006. The Worsley gas plant, located approximately 400 kilometres northwest of Edmonton, Alberta, is a 20 mmcf/d sour gas plant. Gas processing services at the plant include dehydration, gas sweetening, refrigeration and sales gas compression. The North Star gas plant, located 375 kilometres northwest of Edmonton, Alberta is a 6 mmcf/d sweet gas plant which offers dehydration and sales gas compression services.

The Gregg Lake - Obed Pipeline is a 129 kilometre sour gas pipeline consisting of 8 inch, 10 inch and 12 inch segments originating in the Salomon area near Hinton, Alberta located 250 kilometres west of Edmonton, Alberta. The Partnership is a 36% owner in the pipeline which is connected to the Kaybob 3 gas plant. Both the pipeline and plant are operated by SemCAMS (formerly Central Alberta Midstream Services). In 2006, SemCAMS committed to construct a lateral pipeline feeding the Gregg Lake – Obed Pipeline in order to tie in a significant gas discovery made in early 2006. Production from this discovery is anticipated in the second quarter of 2007.

West Central Region

The West Central Region business unit consists of nine gas processing plants and associated gathering systems. Together these nine gas plants have a gross raw gas processing capacity of 856 mmcf/d (682 mmcf/d net to the Partnership), gathering system pipelines of approximately 1,200 kilometres (98% operated by the Partnership) and fourteen field compressor stations.

Rimbey Gas Plant and Area Facilities

The Rimbey gas plant, a 422 mmcf/d gas plant located approximately 100 kilometres south of Edmonton, Alberta, offers a full range of gas processing services including sour gas processing, NGL recovery, NGL processing and other related services. In addition to specification propane, butane and condensate, the plant also produces a special frac oil product which is used for well servicing operations. In late 2003, the Partnership entered into long-term processing arrangements at the Rimbey gas plant with two large producers. These processing arrangements are intended to encourage the drilling and tie-in of new volumes and reduce the potential for the construction of new processing facilities by competitors. In 2004, a 300 tonne/d CO_2 facility commenced operations at the Rimbey gas plant. The facility captures a

CO_2 stream from the gas treating section of the plant. The liquid CO_2 is sold to the well servicing and enhanced oil recovery markets.

Over the last two years, Keyera has been increasing its ownership interest in the Rimbey gas plant and related facilities. Effective January 1, 2005, the Partnership acquired an additional 2.6% interest in the Rimbey gas plant increasing its ownership to 86%. As well, effective September 2005, the Partnership acquired an additional 39% interest in the Medicine River Rimbey pipeline, a 70 kilometre, six inch diameter pipeline which connects to the Rimbey gas plant and extends into a region southwest of the Gilby gas plant. This acquisition increased Keyera's ownership in the pipeline to 80% and resulted in Keyera becoming the operator of the pipeline. Effective January 1, 2006, Keyera acquired an additional 7% interest in the Medicine River Rimbey pipeline, bringing its total current ownership interest to 87%. In the third quarter of July 2006, Keyera acquired a 50% interest in the Gull Lake pipeline, increasing its ownership to 100%. The Gull Lake pipeline is a 25 kilometre, 10 inch diameter pipeline that delivers raw gas from the Gull Lake area of west central Alberta to the Rimbey gas plant.

The Rimbey gas plant has a capture area in excess of 4,600 square kilometres. As a result of active drilling in the area, throughput at the Rimbey gas plant has increased significantly since 2003. To handle the delivery of new raw gas volumes, two new inlet compressors were installed in 2006. The plant is scheduled for a regular maintenance turnaround in 2007.

Gilby Area Gas Plants and Facilities

The facilities in the Gilby area include the Gilby gas plant operated by Keyera and the Medicine River gas plant operated by Canetic Resources Inc.

The Gilby gas plant is a 71 mmcf/d sour gas processing facility located approximately 140 kilometres southwest of Edmonton, Alberta, with the capability to produce specification propane, butane and condensate. In early 2006, the Aurora pipeline, a 20 km, 6 inch diameter gas pipeline was completed, extending the reach of the plant into an area west of the plant that has seen increased drilling activity. The Medicine River gas plant is a 64 mmcf/d sour gas plant located approximately 8 kilometres from the Gilby gas plant. This plant is scheduled for a maintenance turnaround in 2007.

Bigoray Gas Plant and Area Facilities

The Bigoray gas plant, an 85 mmcf/d sour gas plant located approximately 110 kilometres west of Edmonton, Alberta, offers a full range of gas processing services including sour gas processing, NGL recovery, acid gas injection and other related services. The Partnership is the operator of the gas plant. The majority of the third party gas entering the Bigoray gas plant is delivered by gas gathering systems 100% owned and operated by the Partnership.

In 2004, an expansion of the Bigoray gas plant was completed to accommodate incremental sour solution gas thereby increasing its sulphur inlet capacity from 44 tonnes/day to 65 tonnes/day. The expansion allowed the handling of over 3 mmcf/d of sour solution gas which had been shut-in near the Bigoray gas plant.

In response to producer activity in the area, an inlet compressor at the plant is being modified to accommodate additional low pressure gas in early 2007 and work is being done to convert an out of service sales gas pipeline into a gathering pipeline. The Bigoray gas plant is scheduled for a maintenance turnaround in 2007.

Brazeau North and West Pembina Gas Plants and Area Facilities

The Brazeau North and West Pembina gas plants are operated as a gathering and processing complex due to their close proximity to one another and their overlapping gathering systems. There are numerous pipelines between the Brazeau North and West Pembina plants which allow for the offload of gas between the facilities. All of these facilities are operated by the Partnership.

The Brazeau North gas plant, located approximately 140 kilometres southwest of Edmonton, Alberta is a 49 mmcf/d sweet gas processing facility, with propane refrigeration. The West Pembina gas plant, located approximately 7 kilometres northwest of the Brazeau North gas plant, is a 43 mmcf/d sour gas processing facility with NGL recovery, acid gas injection and condensate stabilization.

In early 2005, a 10 km gas pipeline was constructed and tied into the Brazeau North plant that provided for access to incremental gas volumes from a new capture area southeast of the plant. As a result of successful drilling activity in this area, additional compression capacity at the plant was installed in the fall of 2005 to accommodate the additional volumes. Additional piping and compression modifications at the Brazeau North and West Pembina plants was completed in 2006 resulting in an incremental 5 mmcf/d of raw gas throughput at those facilities. The Brazeau North gas plant is scheduled for a regular maintenance turnaround in 2007.

Other Assets

The other assets included in the West Central Region include the Paddle River, Tomahawk and Greenstreet gas plants, together with their associated gathering systems. The Partnership is the operator of these gas plants and the major gathering systems.

The Paddle River gas plant is an 81 mmcf/d sour gas plant located approximately 130 kilometres northwest of Edmonton, Alberta. Gas processing services at the plant include sour gas processing, deep cut natural gas liquids recovery, acid gas injection, NGL storage and other related services. The Tomahawk gas plant, located approximately 70 kilometres west of Edmonton, Alberta, is a 16 mmcf/d sweet gas processing facility that offers gas processing services which include refrigeration, dehydration and compression. The Greenstreet gas plant, located approximately 20 kilometres northeast of Lloydminster, Saskatchewan, is a 25 mmcf/d sweet gas processing facility which offers gas processing services including dehydration and compression. This plant will undergo its scheduled maintenance turnaround in 2007.

The West Central Region also has four oil batteries, three of which are associated with gas plants and one of which is a stand alone facility.

NGL Infrastructure

Keyera's NGL infrastructure assets include: 1) NGL processing, truck offloading, storage and rail facilities at the Rimbey gas plant; 2) NGL processing, truck and rail facilities at the Gilby gas plant; 3) Rimbey Pipe Line Co. Ltd., which owns an NGL pipeline connecting the Rimbey gas plant and other facilities to the Edmonton Terminal and storage, truck offloading and rail loading/offloading facilities at the Edmonton Terminal; 4) the Fort Saskatchewan facilities, which include NGL processing, storage and loading/offloading facilities at Fort Saskatchewan and pipelines connecting the Edmonton Terminal to Fort Saskatchewan; 5) the Dow Fort Saskatchewan facilities, which include a de-ethanizer, NGL processing and storage at Fort Saskatchewan; 6) the Wabasca Area Pipelines, which include two conventional crude oil pipelines, the Wabasca River Pipeline and North Senex Pipeline; and 7) the Judy Creek NGL Pipeline, operated by Imperial Oil connecting Judy Creek gas plant to the COED Pipeline. Keyera believes that this strategic NGL infrastructure enhances the competitive advantage of some of its gathering and processing services. Further, Keyera believes that the integrated network of facilities, from Rimbey/Gilby to Edmonton/Fort Saskatchewan, creates opportunities for its NGL marketing business.

The Edmonton/Fort Saskatchewan hub is one of four key NGL marketing hubs in North America. A significant portion of the NGL production from Alberta raw gas processing plants is delivered into the Edmonton/Fort Saskatchewan area via several NGL gathering systems. This hub is a major demand point for NGLs for use in the petrochemical and refining industries. It is also the starting point for two major NGL export pipelines extending to key markets in the U.S. Midwest and Ontario. Large underground storage caverns at Fort Saskatchewan allow NGLs to be stored in summer months to meet the traditional winter season demand for propane and butane.

Several major oil sands projects are in production or slated for development over the next decade in northern Alberta. Assuming these projects continue or proceed as planned, it is anticipated that future demand for condensate as a diluent will be strong and that a significant portion of the production from these projects will be delivered to the Edmonton/Fort Saskatchewan area for upgrading before being delivered to customers across North America. This is expected to result in an increase in demand for storage and logistics services in the Fort Saskatchewan area. Keyera's facilities, located in close proximity to two major crude oil pipeline terminals and two major oil refineries, are well situated and can provide these additional logistical services.

Keyera has a total net NGL processing capacity of 65,170 bbls/d and total net storage capacity of 6,983,540 bbls. Keyera's ownership in its NGL processing assets currently varies from 10% to 86%. Certain key operating data are presented below:

Facility	Ownership Interest	Operator of the Facilities	Gross Capacity	Net Capacity
	(%)		(bbls/d)(1)	(bbls/d)(1)
Rimbey Gas Plant		Partnership		
NGL Processing	86		31,500	27,100
Gilby Gas Plant		Partnership		
NGL Processing	78		3,200	2,500
Fort Saskatchewan Facilities	77	KEFL		
NGL Processing			30,200	23,250
Storage			8,602,000 bbls	6,623,540 bbls
Pipelines			210,000	161,700
Dow Fort Saskatchewan Facilities		Dow		
De-ethanizer	10		69,200	6,920
NGL Processing	18		30,000	5,400
Storage	18		2,000,000 bbls	360,000 bbls
Rimbey Pipe Line Co. Ltd.	89	Rimbey Pipe Line Co. Ltd.		
Rimbey Pipe Line			45,000	40,050
Edmonton Terminal			140,000	124,600
Rimbey Rail and Truck Terminal			40,000	35,600
Wabasca Area Pipelines		Partnership		
Wabasca River Pipeline	63		20,000	12,600
North Senex Pipeline	88		3,500	3,080
Judy Creek NGL Pipeline	19	Imperial Oil	31,950	6,070

Note:

(1) Unless otherwise indicated.

Rimbey and Gilby Gas Plants

The Rimbey gas plant NGL assets include a 31,500 bbls/d NGL processor, storage, truck loading and offloading facilities and a rail terminal. The rail terminal has a capacity of 13,750 bbls/d and provides the Partnership with the ability to direct propane and butane to markets throughout North America. An NGL and condensate truck offload was constructed in 2001 to accept delivery of NGL mix for NGL processing and transport to market through Keyera facilities. NGL products can be shipped from Rimbey by truck, by rail, or through the Rimbey Pipe Line to Fort Saskatchewan. This flexible access to high-value NGL markets is a competitive advantage for the Rimbey gas plant and for Keyera's NGL marketing business.

The Gilby gas plant NGL facilities include a 3,200 bbls/d NGL processor, storage, truck loading facilities and a rail terminal. Propane and butane are shipped from Gilby by truck and by rail.

Fort Saskatchewan Facilities

The Fort Saskatchewan facilities are operated by KEFL and include a 30,200 bbls/d NGL processing plant, storage facilities and three pipelines connecting to the Rimbey Edmonton Terminal. The NGL processing plant receives NGL feedstock from various sources and splits the NGL mix into saleable products. The storage facilities consist of underground storage caverns and above ground tanks that hold NGL feedstock and NGL processed products. The pipeline

system transports NGLs to and from the Fort Saskatchewan facilities, as well as to and from other NGL processing and storage facilities and customers in the Fort Saskatchewan area.

At the plant, NGL mix is processed into marketable propane, butane and condensate products. The facility's NGL processing capacity represents approximately 19% of the current NGL processing capacity in the Edmonton area. The total storage capacity of this facility, 8.6 million barrels in 10 underground caverns, represents approximately 40% of the total NGL storage capacity in the Edmonton area. This capacity allows propane, butane and condensate to be stored when demand is lower (typically during the summer months) and sold when demand and prices are higher (typically in the winter months). In 2005 Keyera entered into multi-year storage contracts to complement the many short term storage arrangements that are negotiated on an ongoing basis. (See "Other Information Relating to Keyera's Business – NGL Infrastructure Contracts").

Construction of a new brine pond at the Fort Saskatchewan Facility was completed in the second half of 2006. This new pond increased the brine storage capacity at the Fort Saskatchewan Facility by 3.9 million barrels and facilitates higher deliverability and utilization of the existing storage caverns.

Dow Fort Saskatchewan Facilities

KEFL owns an 18% interest in the Dow Fort Saskatchewan facilities, consisting of a 30,000 bbls/d NGL processing facility and an NGL storage facility. As a result of the acquisition of EnerPro, KEFL also owns a 10% interest in the Dow Fort Saskatchewan de-ethanizer, which has a capacity of 69,200 bbls/d.

Rimbey Pipe Line and Terminal Facilities

Rimbey Pipe Line Co. Ltd. is the owner and operator of the Rimbey Pipe Line and the Edmonton Terminal. Rimbey Pipe Line Co. Ltd. is an Alberta corporation having a total of four shareholders. KEFL is the largest shareholder, with an ownership interest of 89%.

The Rimbey Pipe Line is a 110 kilometre pipeline carrying propane, butane and condensate from the Rimbey gas plant northward to the Edmonton Terminal in Edmonton. The Edmonton Terminal has propane treating, storage, rail loading/offloading and truck loading/offloading facilities. The Rimbey Pipe Line is connected to three Edmonton area oil refineries as well as NGL processing and storage facilities in the Fort Saskatchewan area. These connections make the Edmonton Terminal a distribution hub for propane, butane and condensate in the Edmonton/Fort Saskatchewan area.

In 2005, the Partnership entered into a crude oil midstream venture at the Edmonton Terminal with a large crude oil pipeline organization, and in conjunction with this venture, Rimbey Pipe Line Co. Ltd. agreed to expand the infrastructure at the Edmonton Terminal. The infrastructure modifications, completed in late 2005, allow the Edmonton Terminal to access crude oil from a pipeline delivering oil to the Edmonton market.

With additional heavy oil and bitumen projects in northern Alberta, Keyera's NGL infrastructure at the Edmonton Terminal and at Fort Saskatchewan is well positioned to take advantage of increased demand for condensate and other diluents. In the third quarter of 2006, the rail terminal capacity at the Edmonton Terminal was expanded by 10,000 bpd for off-loading condensate.

Other Assets

The other assets included in the NGL Infrastructure business unit are the Wabasca Area Oil Pipelines and the Judy Creek NGL Pipeline.

Located approximately 450 kilometres north of Edmonton, Alberta, the Wabasca Area Oil Pipelines include the Wabasca River Pipeline and the North Senex Pipeline, both operated by the Partnership. Both pipelines transport conventional crude oil from the East Peace River Arch area of Northern Alberta to a connection point on the Rainbow Pipeline at Evi, Alberta. The system consists of 80 kilometres of 4 inch and 6 inch gathering pipelines as well as 110 kilometres of 8 inch trunkline. In 2005, additional facilities were constructed at Evi to facilitate crude oil midstream activities.

The Judy Creek NGL Pipeline is a 190 kilometre pipeline running from the Judy Creek Conservation gas plant to the COED Pipeline, which is five kilometres south of Edmonton, Alberta. The Partnership is a 19% owner in the pipeline which is operated by Imperial Oil.

Marketing

The marketing business is focused on the marketing of products associated with Keyera's facilities, including NGLs, crude oil and sulphur. Keyera markets products acquired through processing arrangements, term supply agreements and other purchase transactions. The marketing business has grown significantly, gaining competitive advantage from Keyera's integrated network of processing, storage, pipeline, truck and rail facilities.

NGL and Natural Gas Marketing

Keyera's marketing business is conducted primarily through the Partnership and KEI. NGL volumes are purchased either as NGL mix or as specification propane, butane and condensate, normally under one-year contracts. These volumes are purchased at the gas plant gate, at truck and rail terminals or in NGL gathering pipelines. The Partnership also acquires NGL volumes through raw gas purchase arrangements and by retaining ownership of some NGLs produced from the raw gas at the Partnership's gas plants. At the Edmonton/Fort Saskatchewan hub, NGL supply can be acquired through purchases, swaps or exchanges. The NGL business is underpinned by two long-term supply arrangements that provide a base of NGL supply. The most significant of these is the long-term supply arrangement with ConocoPhillips which expires in 2018. (See "Business of Keyera - Business Arrangements - ConocoPhillips Arrangements" and "Risk Factors – Risks Inherent in Keyera's Business – Reliance on Principal Customers"). The other agreement, which was entered into in connection with the EnerPro acquisition, will expire in 2007.

When Keyera acquires NGL mix, it is fractionated into specification products at Keyera's facilities or, in some instances, at third party facilities. Keyera believes that the integration of its gathering, processing and NGL infrastructure with its marketing business will continue to provide opportunities to purchase NGL supply volumes. The main NGL specification product markets in which Keyera participates are propane, butane and condensate. Propane is generally used for heating, butane is used to support western Canadian crude oil production and gasoline blending, and condensate is largely used as a diluent to enable heavy crude oil to flow in pipelines. The NGL specification products may be temporarily stored or delivered immediately to end use markets for resale. As demand for NGLs, particularly propane, tends to be seasonal, Keyera often builds an inventory over the non-winter months, utilizing the storage capacity at the Fort Saskatchewan facilities, for sales in the winter months when demand is traditionally higher. In 2006, the Partnership marketed an average of 50,900 bbls/d of NGLs.

KEI's activities grew significantly in the last seven months of 2006 following its acquisition of three propane terminals in the U.S. and the associated propane marketing contracts. The terminals and contracts were acquired from Texon LLP in June 2006 and have allowed Keyera to expand its NGL marketing business in key propane markets in the U.S., thereby vertically integrating its business, diversifying its geographic markets and expanding its customer base. Over the last seven months of 2006, KEI marketed an average of 1,950 bbls/d of NGLs.

Keyera manages its supply and sales portfolio by monitoring its inventory position and its purchase and sale commitments, as well as by actively participating in other hub markets such as those in Mt. Belvieu, Texas and Conway, Kansas. Nevertheless, the marketing business is exposed to commodity price fluctuations arising between the time contracted volumes are purchased and the time they are sold, as well as fluctuations in the margins between purchase prices and sales prices and other risks that affect price and supply – demand trends. Keyera manages a portion of its price risk by using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options and by offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Notwithstanding Keyera's management of price and volume risk, marketing margins for NGLs vary significantly from period to period. (See "Risk Factors – Risks Inherent in Keyera's Business – Market Risk and Marketing Activities").

Crude Oil Midstream Business

Crude oil activities make up a growing part of Keyera's business. In its crude oil midstream activities, Keyera utilizes its facilities to process, transport, blend and sell crude oil. Crude oil margins are earned by capturing spreads between different qualities of crude oil. In 2005, a joint venture project was initiated with a large crude oil pipeline company. This project included the addition of certain Keyera facilities at the Edmonton Terminal to support Keyera's

crude oil midstream activities. (See "Business of Keyera – NGL Infrastructure – Rimbey Pipe Line and Terminal Facilities"). Another similar project was undertaken in 2006, with construction of the required facilities (owned by Keyera's joint venture partner) completed in early 2007.

This business is underpinned by multi-year contracts pursuant to which Keyera obtains access to various crude oil streams. (See "Risk Factors – Risks Inherent in Keyera's Business – Reliance on Principal Customers"). Crude oil margins are exposed to volatility in price differentials between various crude oil streams. Keyera manages its risk exposure by trying to balance purchases and sales and lock in margins. Notwithstanding Keyera's management of price and quality risk, marketing margins for crude oil can vary significantly from period to period. "Risk Factors – Risks Inherent in Keyera's Business – Market Risk and Marketing Activities").

OTHER INFORMATION RELATING TO KEYERA'S BUSINESS

Business Arrangements

Gathering and Processing Contracts

Natural gas producers who transport and process natural gas through facilities in which Keyera owns an interest have entered into gathering and processing contracts with Keyera or its predecessors. Such contracts outline the services to be provided to the producers, the terms and conditions relating to the provision of such services and the fee structure associated with gathering and processing the producers' natural gas.

Generally, the types of gathering and processing contracts can be categorized as either "interruptible-service contracts" or "firm-service contracts" as follows:

(a) *Interruptible-service contracts* — Service is available only if the applicable facilities have capacity after all firm-service contracts have been satisfied and Keyera elects to make capacity available to the gas producer. Each contract specifies the producer's processing priority and efforts are made to process each interruptible-service customer's gas production. When capacity is limited, however, processing priority determines the apportioning of available capacity, with first preference to firm-service contracts.

(b) *Firm-service contracts* — Service is not subject to interruption by Keyera except in circumstances beyond Keyera's control. Generally, no other service contract has a higher priority or claim to a facility's capacity than a firm-service contract. These contracts often contain dedication of reserves provisions under which the producer agrees to deliver all gas produced from specified reserves to a facility.

Typically such gathering and processing contracts are further categorized according to their term:

(a) *Evergreen contracts* — These agreements continue in force until terminated by either party upon prior notice, generally between three and six months.

(b) *Long-term contracts* — These agreements remain in force for a period of three years or more or where the term of the contract is defined by the life of natural gas reserves dedicated to the facility.

Interruptible service, evergreen contracts represented approximately 60% of aggregate throughput at Keyera's facilities during 2006.

NGL Infrastructure Contracts

Customers who utilize Keyera's NGL infrastructure for transportation, processing or storage of NGLs enter into service contracts with Keyera on a fee-for-service basis. Such contracts outline the services to be provided, the terms and conditions relating to the provision of such services and the associated fee structure. Generally, the NGL service contracts can be categorized as interruptible service contracts or firm service contracts, similar to the natural gas gathering and processing contracts. The term of NGL transportation, processing and storage contracts is typically one year; however Keyera has also entered into some multi-year transportation and storage contracts. (See "Risk Factors – Risks Inherent in Keyera's Business – Reliance on Principal Customers")

Fee Methodologies

Most of Keyera's facilities business is conducted on a fee-for-service basis. Keyera charges a fee to its customers for transportation, processing and storage services. The fees are based on either a cost of service or a fixed fee methodology. Both methodologies are widely accepted by industry participants. Keyera has flexibility to tailor the fees it charges depending on market conditions. The fees can also be tailored to meet different levels of service depending on a customer's requirements. In general, firm service attracts a higher fee than does interruptible service. In the case of gas processing fees, the fee is usually based on the composition of the raw gas stream being processed. Processing fees tend to be higher for sour gas than for sweet gas.

(a) *Cost-of-service fee* — This type of fee is comprised of a capital component and a flow-through operating component. The capital component is generally a function of the replacement cost of Keyera's capital invested in the facility, while the operating component is a *pro rata* share of the operating costs for the facility calculated based on total throughput. There is generally lower risk to Keyera with a cost-of-service fee than with a fixed fee since the intent is that operating costs will be flowed through to customers. Revenue from the capital component of these fees may vary depending on throughput volume and the competitive position of the facility. Of Keyera's natural gas gathering and processing revenue in 2006, approximately 82% was derived from cost-of-service fees.

(b) *Fixed fee* — This type of fee is comprised of a fixed charge per unit transported or processed. While a fixed fee gives customers certainty in their per unit cost, Keyera risks not fully recovering its capital and operating costs. However, Keyera has the opportunity to increase revenues in times of increasing utilization because, unlike a cost-of-service fee, the per unit cost to customers does not fall with greater utilization. In general, service contracts that include a fixed fee with a term greater than one year also include fixed fee escalation provisions. Of Keyera's natural gas gathering and processing revenue in 2006, approximately 18% was derived from fixed fees, while virtually all of the NGL processing, storage and transportation revenue is derived from fixed fees.

Revenue Allocation

Fee revenues collected for services performed by a gas plant or NGL processing facility are allocated to facility owners in one of three ways:

(a) *Excess capacity method* —Facility owners receive a share of third party fee revenue based on their share of unutilized capacity of the facility. Owners who are using more than their proportionate share of capacity generally pay an "owner over-usage fee" which is also allocated using the same method.

(b) *Working interests method* — All producers bringing production to or through the facility pay a fee. The total fee revenue collected at the facility is then allocated to the owners based on the working interest they hold in the facility.

(c) *Unique arrangements* — One example is a method where each owner in the facility has exclusive access to its owned capacity and each owner is entitled to 100% of the revenue derived from use of such capacity. Keyera negotiates fees charged to third parties for the transportation, processing and storage capacity utilized.

ConocoPhillips Arrangements

Under agreements that expire on December 1, 2018, ConocoPhillips is required to deliver essentially all of its current and new production from specific areas surrounding twelve of the Partnership's gas plants to those gas plants for processing, subject to commercially competitive terms. The Partnership is required to process such production in priority to certain third party production and to provide ConocoPhillips with a preferential right to contract for processing capacity on a firm basis, subject to commercially competitive terms. In 2006, natural gas processed by the Partnership for ConocoPhillips accounted for approximately 18% of the Partnership's natural gas gathering and processing revenue.

Under agreements that expire on December 1, 2018, the Partnership purchases essentially all of ConocoPhillips' NGLs produced at natural gas processing plants in western Canada. The price for these NGLs is calculated using recognized price indices. These NGLs accounted for approximately 15% of Keyera's NGL supply volumes in 2006.

Borrowing

Keyera has established bank credit facilities consisting of a $150 million committed unsecured revolving term facility that matures on April 21, 2009 and $25 million of unsecured revolving demand facilities. These credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. base rate loans, Libor loans or Bankers' Acceptances rates. As of December 31, 2006, a total of $101 million was drawn under these credit facilities and the weighted average interest rate as of December 31, 2006 was 5.43%.

The bank credit facilities are subject to two major financial covenants: "Debt to EBITDA" and "Debt to Capitalization". The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in the credit agreements provide for the deduction of net working capital items in the calculation of debt. The following are the ratios as calculated in accordance with the covenants as at December 31, 2006:

Covenant	Position as at December 31, 2006
Debt to EBITDA not to exceed 3.50	2.18
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $215 million of long-term senior unsecured notes as follows: $90 million bearing interest at 5.23% and maturing on October 1, 2009; $20 million bearing interest at 5.42% and maturing in August 2008; $52.5 million bearing interest at 5.79% and maturing in August 2010; and $52.5 million bearing interest at 6.155% and maturing in August 2013. These notes are subject to three major financial covenants: "Consolidated Debt to Consolidated EBITDA", "Consolidated EBITDA to Consolidated Interest Charges" and "Priority Debt to Consolidated Total Assets". The calculations for each of these ratios are based on specified definitions. The following are the ratios calculated in accordance with the covenants as at December 31, 2006:

Covenant	Position as at December 31, 2006
Debt to EBITDA not to exceed 3.50	2.81
EBITDA to Interest Charges not less than 3	9.38
Priority Debt to Total Assets not to exceed 15%	0%

Also, a subsidiary of the Partnership has an unsecured revolving credit facility in the amount of $7 million payable on demand. As at December 31, 2006, $7 million was drawn under this credit facility.

Management expects that upon maturity of the credit facilities, adequate replacement facilities will be established.

Decommissioning, Abandonment and Reclamation Costs

Keyera incurs certain decommissioning, abandonment and reclamation costs each year in connection with its natural gas gathering and processing and NGL processing, transportation and storage operations. These costs can include items such as groundwater monitoring programs, soil remediation and decommissioning of unutilized equipment, all of which help Keyera monitor and proactively manage its environmental liability. These costs are included as part of the respective facility operating expenses and are fully recovered from customers as part of the operating fee charged where cost-of-service fees are in place. This treatment of current environmental costs does not, however, provide for recovery of

end-of-life decommissioning costs expected after a facility is permanently decommissioned. An estimate of end-of-life decommissioning costs is included in the asset retirement obligation recorded in Keyera's financial statements. However, it is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation. (See "Risk Factors – Risks Inherent in Keyera's Business – Decommissioning, Abandonment and Reclamation Costs").

Competition

Each of the Partnership's gas plants is subject to competition from other gas processing plants which are either in the same general vicinity or have gathering systems that are or could potentially extend into geographic regions served by Keyera's facilities. Keyera's pipelines, storage, terminal and NGL processing facilities are also subject to competition from other similar facilities in such regions. The NGL marketing business of Keyera competes directly with other gas products marketing businesses and may also compete with businesses offering alternative fuel and feedstock sources. (See "Risk Factors – Risks Inherent in Keyera's Business - Competition").

Employees and Labour Relations

Keyera employs approximately 406 personnel in its operations. Approximately 47 employees employed by Keyera at the Rimbey gas plant are represented by Gas and Oil Union Local 504 and approximately 44 employees employed by Keyera at the Strachan gas plant are represented by Gas and Oil Union Local 507. These unions are separate bargaining units and are not associated with any national or international union. The current collective agreements for employees at the Strachan gas plant and the Rimbey gas plant both expire on December 31, 2007. There has never been a labour-related work stoppage at any of the facilities and there is currently no indication of significant issues in the ongoing relationship between Keyera and the union locals. (See "Risk Factors – Risks Inherent in Keyera's Business – Employees and Contractors").

Foreign Markets and Operations

As part of its NGL marketing activities, Keyera markets NGLs in the United States, including hub markets such as Mt. Belvieu, Texas and Conway, Kansas. These marketing activities are conducted in part through the Partnership and in part through KEI, which commenced operation in late 2005. KEI has an office in Houston, Texas and in 2006 expanded its U.S. presence through the acquisition of propane terminals in Vancouver, Washington, Albuquerque, New Mexico and Lordstown, Ohio. Because pricing of NGLs in Canadian markets is influenced by pricing and markets in the U.S., Keyera's Canadian marketing business is affected by trends in the U.S. (See "Risk Factors – Risks Inherent in Keyera's Business – Foreign Operations").

CODE OF BUSINESS CONDUCT

Keyera is committed to conducting business ethically and legally. All directors, officers, employees, contractors and consultants are expected not only to comply with all applicable laws and regulations, but also to avoid situations where their personal interests conflict or appear to conflict with their duties and responsibilities to the Fund and its affiliates. The Board of Directors has adopted a Code of Business Conduct which applies to all directors, employees and officers of the Fund and its affiliates. In support of the adoption and implementation of the Code of Business Conduct, the Board of Directors has also approved specific business conduct policies with which all directors, officers and employees are required to comply. An education program for employees was implemented in conjunction with the rollout of the Code of Business Conduct and the business conduct policies in 2005. Current and new employees are required to sign a certificate stating that they have reviewed the business conduct policies, and on a go-forward basis, employees will be asked, at regular intervals, to confirm that they have complied with such policies. In addition, the Board of Directors has established a whistleblower hotline to provide a forum for employees, officers, contractors and consultants who have reason to believe that something may have been done illegally or contrary to Keyera policy to report these concerns to a neutral third party on a confidential basis for investigation. Quarterly reports from the whistleblower hotline are provided to the Audit Committee.

INFORMATION CONCERNING THE FUND, THE TRUSTEE AND THE ADMINISTRATOR

The following contains a summary of certain material attributes and characteristics of the relationship between the Fund, the Trustee and the Administrator. This summary does not purport to be exhaustive and readers are referred to the Fund Declaration of Trust for the full text of its provisions.

Powers of the Trustee and Delegation to the Administrator

Fund Declaration of Trust

In conjunction with the amendments to the Fund Declaration of Trust in 2005, Computershare Trust Company of Canada was appointed as the Trustee of the Fund. The Trustee is responsible for supervising and managing the affairs of the Fund. The Fund Declaration of Trust provides that, subject to its terms and conditions, the Trustee has full, absolute and exclusive power, control and authority over the Fund's assets and over the affairs of the Fund to the same extent as if the Trustee was the sole and absolute legal and beneficial owner of the Fund's assets. Within the Fund Declaration of Trust, the Trustee has delegated to the Administrator all of the power, authority and responsibility to effect the actual administration and fulfilment of the duties of the Trustee under the Fund Declaration of Trust. Some specific examples of the powers granted to the Trustee and delegated to the Administrator pursuant to the Fund Declaration of Trust include the power and authority to:

- supervise the activities and manage the investments and conduct the affairs of the Fund;
- effect payment of distributions to Unitholders as provided in the Fund Declaration of Trust;
- prepare and approve any disclosure document required under applicable securities legislation;
- prepare and approve and provide to the Unitholders annual audited and interim unaudited financial statements of the Fund;
- attend to all matters in relation to future offerings, the issuance of Units, securities exchangeable into Units or other rights, warrants, options or other securities convertible into or exchangeable for Units, for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of the Fund Declaration of Trust, and all matters in relation to redemption of Units;
- approve the adoption of a Unitholder rights protection plan from time to time;
- invest funds of the Fund as provided in the Fund Declaration of Trust;
- where reasonably required, engage or employ on behalf of the Fund any persons as agents, representatives, administrators, employees or independent contractors in one or more capacities;
- enter into or perform the obligations of the Fund under and in respect of any and all agreements to which the Fund becomes a party including, but not limited to, the Administration Agreement;
- without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Fund or for other expenses incurred in connection with the Fund and enter into hedging arrangements with respect thereto and for such purposes execute and issue promissory notes and other evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred or engage in any other means of financing the Fund, and grant security, in any form, over any or all of the Fund's assets to secure any or all of the obligations of the Fund including its obligations under any guarantee;
- guarantee the obligations of any direct or indirect subsidiary of the Fund pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Fund as security for such guarantee; and

- do all such other acts and things as are incidental to or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, promote any of the purposes for which the Fund is formed and carry out the provisions of the Fund Declaration of Trust.

The Fund Declaration of Trust specifically states that the Administrator has responsibility for: (i) implementing procedures regarding limitations on non-resident ownership as provided in the Fund Declaration of Trust if it becomes aware that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such situation is imminent; and (ii) using commercially reasonable efforts to ensure that the Fund qualifies at all times as a "mutual fund trust" pursuant to section 132(6) of the Tax Act.

The Fund Declaration of Trust provides that the Trustee and the Administrator shall act honestly and in good faith and in the best interests of the Fund and in connection with that duty must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust also provides that the Trustee shall have no liability or responsibility for any matters delegated to the Administrator or to the Board of Directors under the Fund Declaration of Trust or the Administration Agreement. The Fund Declaration of Trust provides that the Trustee will be entitled to indemnification from the Fund in respect of the Trustee's power and the discharge of the Trustee's duties provided that the Trustee acted honestly and in good faith with a view to the best interests of the Fund.

Administration Agreement

In addition to the delegation of all responsibilities of the Trustee to the Administrator found in the Fund Declaration of Trust, the Fund, the Commercial Trust, the LP and the Administrator have entered into the Administration Agreement which sets out the terms and conditions upon which the Administrator provides these services to the Fund and administrative and support services to the Commercial Trust and the LP. The Administration Agreement provides for a management fee to be paid by the Fund to the Administrator; however, because the Administrator is wholly owned by the Fund, any profit or loss arising from the management fee will indirectly accrue to the Fund.

The term of the Administration Agreement is the same as the term of the Fund. The Administration Agreement may be terminated by any of the parties in the event of the insolvency or receivership of another party, or in the case of default by one of the other parties in the performance of a material obligation of the Administration Agreement (other than as a result of the occurrence of a *force majeure* event) which is not remedied within 30 days. Any recipient of services under the Administration Agreement may at any time terminate or suspend the provision of any particular service by the Administrator.

Removal or Resignation of the Trustee

Pursuant to the Fund Declaration of Trust, the Trustee may resign by giving the Administrator not less than 90 days' prior written notice. Further, the Trustee may be removed by ordinary resolution of the Unitholders and may also be removed by the Administrator in the event that (i) the Trustee fails to meet the qualifications specified in the Fund Declaration of Trust, (ii) the Trustee declares bankruptcy or becomes insolvent, (iii) all or substantially all of the assets of the Trustee become subject to seizure or confiscation, or (iv) the Trustee otherwise becomes incapable of performing its responsibilities.

Amending the Fund Declaration of Trust

The Fund Declaration of Trust may be amended or altered from time to time by Special Resolution. The Trustee may, with the approval of the Board of Directors, but without the approval of the Unitholders, make certain amendments to the Fund Declaration of Trust, including amendments:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(b) which, in the opinion of the Trustee, provide additional protection for Unitholders;

(c) to remove any conflicts or inconsistencies in the Fund Declaration of Trust or to make minor corrections which, in the opinion of the Trustee, are necessary or desirable and are not prejudicial to the Unitholders;

(d) which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws; and

(e) which, in the opinion of the Trustee, are necessary or appropriate to change the *situs* of, or the laws governing, the Fund if desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Fundamental Transactions

The Fund Declaration of Trust provides that the Fund will not enter into or implement any Fundamental Transaction without prior approval of a Special Resolution. In addition, the Fund Declaration of Trust provides that the Fund will not vote securities held by it of the Commercial Trust or the Administrator, nor will it permit the Commercial Trust or the LP General Partner to vote its securities of or interests in the LP or Keyera without the authorization of the Unitholders by Special Resolution, to authorize, among other things,

- any Fundamental Transaction involving the Commercial Trust, the LP, Keyera or the Administrator;
- any material amendment to the CT Note Indenture, other than in contemplation of a further issuance of CT Notes (excluding issuances made on redemption of CT Units), in a manner prejudicial to the Fund; or
- any material amendment to the CT Declaration of Trust, the LP Agreement, the articles of the CT Trustee or the LP General Partner or the Keyera Partnership Agreement in a manner prejudicial to the Fund.

Term of the Fund

The Fund has been established for a term to continue until 21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on April 3, 2003. The termination of the Fund may also be required by Special Resolution.

Information and Reports

In accordance with and subject to applicable securities laws, the Fund will furnish to Unitholders such consolidated financial statements of the Fund (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Unitholders, the Administrator will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Fund Declaration of Trust to be provided to such holders. The Administrator is responsible for filing press releases and material change reports of the Fund that relate to changes in the affairs of such entities, and ensuring compliance by the Fund with all applicable continuous disclosure obligations in accordance with the requirements of applicable securities legislation. The Fund has adopted and implemented a disclosure policy which is administered by the Administrator.

CAPITAL STRUCTURE OF THE FUND

The Fund has issued Units and Debentures. Certain material features of each of the Units and the Debentures are described below. This summary does not purport to be exhaustive and readers are referred to the Fund Declaration of Trust for a complete description of the Units and to the Debenture Indenture (as herein defined) for a complete description of the Debentures.

Units

An unlimited number of Units are issuable pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holder thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Redemption at the Option of Unitholders" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Fund Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are, directly or indirectly, exchangeable for Units and that, by their terms, have voting rights in the Fund.

Issuance of Units

The Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines, including pursuant to any unitholder rights plan, distribution reinvestment plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis.

The Fund Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Redemption at the Option of Unitholders

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form reasonably acceptable to the Trustee, together with written instructions as to the number of Units to be redeemed. As the Units are issued in book entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption are surrendered and the holder is entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 90% of the weighted average price per Unit at which the Units have traded on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such exchange or market immediately prior to the date on which the Units were tendered for redemption, and (ii) an amount equal to (a) the closing market price of the Units on the date on which the Units were tendered for redemption, on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) if there was a trade on the date on which the Units were tendered for redemption and the stock exchange or market provides a closing price; (b) an amount equal to the average of the highest and lowest prices of Units on the date on which the Units were tendered for redemption, on the principal exchange on which the Units are listed (or, if the Units are not listed on any exchange, on the principal market on which the Units are quoted for trading) if there was trading on the date on which the Units were tendered for redemption and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; or (c) the average of the last bid and ask prices on the date on which the Units were tendered for redemption, on the principal exchange on which the Units are listed (or, if the Units are not listed on any exchange, on the principal market on which the Units are quoted for trading) if there was no trading on the date on which the Units were tendered for redemption.

The aggregate Redemption Price payable by the Fund in respect of any Units tendered for redemption during any month shall be satisfied by way of a cash payment by the Fund within five days after the end of the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon

the redemption of their Units is subject to the limitations that: (i) the total amount payable in cash by the Fund in respect of all Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that such limitation may be waived at the discretion of the Trustee); (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading on the TSX or traded or quoted on any other stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Units; (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10-day trading period prior to the date on which the Units are tendered for redemption; and (iv) the redemption of the Units will not result in the delisting of the Units on the principal stock exchange on which the Units are listed.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the limitations set forth in the immediately foregoing paragraph, then the Redemption Price for such Units shall be the fair market value thereof as determined by the Trustee in its absolute discretion, and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution *in specie* of assets of the Fund which may include CT Series 2 Notes (each CT Series 2 Note being in the principal amount of $100) or other assets held by the Fund (other than CT Units), as determined by the Trustee in its discretion. No fractional CT Series 2 Notes will be distributed and where the number of CT Series 2 Notes to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number.

It is anticipated that this redemption right will not be the primary mechanism for Unitholders to dispose of their Units. Assets of the Fund which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any exchange and no market is expected to develop in such assets of the Fund. Assets of the Fund so distributed may be subject to resale restrictions under applicable securities laws. Assets of the Fund so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Limitation on Non-Resident Ownership

As of the date hereof, in order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Fund Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units then outstanding. The Administrator may require declarations as to the jurisdictions in which beneficial owners of Units are resident. If the Administrator becomes aware that the beneficial owners of at least 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the transfer agent or registrar shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that he or she is not a non-resident. If, notwithstanding the foregoing, the Administrator determines that 49% or more of the Units are held by non-residents, the Administrator may send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Board of Directors may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the persons receiving such notice have not sold the specified number of Units or provided the Administrator with satisfactory evidence that they are not non-residents within such period, the Administrator may direct the Trustee, on behalf of such persons, to sell such Units and, in the interim, shall suspend the voting and distribution rights (if any) attached to such Units. Upon such sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale. The Trustee shall have no liability for amounts received, provided they have acted in good faith nor is the Trustee liable for any violation of the non-resident ownership restriction.

Meetings of Unitholders

The Fund Declaration of Trust provides that there shall be an annual meeting of Unitholders for the purpose of: (a) presentation of the audited financial statements of the Fund for the immediately preceding year; (b) the election of the Board of Directors; (c) the appointment of auditors of the Fund for the ensuing year; and (d) transacting such other business as the Trustee or the Board of Directors may determine or as may otherwise be properly brought before the meeting.

The Fund Declaration of Trust provides that meetings of Unitholders may be convened at any time and for any purpose by the Trustee or the Board of Directors and must be convened, except in certain circumstances, if requisitioned in writing by the holders of Units representing not less than 5% of the aggregate votes attached to the Units then outstanding. A requisition will be required to state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders are entitled to attend and vote at all meetings either in person or by proxy, and a proxyholder is not required to be a Unitholder. Two persons present and representing in person or by proxy in the aggregate at least 5% of the votes attached to all outstanding Units constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the holders of Units, shall be dissolved, but in any other case, the meeting will stand adjourned to a day not less than seven days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the holders of Units then present either in person or by proxy shall be deemed to constitute a quorum. The Fund Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Takeover Bids

The Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid, on the same terms on which the offeror acquired Units from Unitholders who accepted the take-over bid.

Convertible Debentures

General

The Debentures were issued under a trust indenture dated as of June 3, 2004 (the "Debenture Indenture"), made between the Administrator, on behalf of the Fund, and Computershare Trust Company of Canada (the "Debenture Trustee"), as trustee. The Debentures authorized for issue are unlimited. The Debentures were issued in denominations of $1,000. The maturity date (the "Maturity Date") for the Debentures is June 30, 2011.

The Debentures bear interest from the date of issue at 6.75% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year. The principal amount of the Debentures is payable in lawful money of Canada or, at the option of the Fund and subject to applicable regulatory approval, by payment of Units as further described under the subheading "Payment upon Redemption or Maturity". The interest on the Debentures is payable in lawful money of Canada. The Debentures are direct obligations of the Fund and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Fund as described under the subheading "Subordination". The Debenture Indenture does not restrict the Fund from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures are convertible at the holder's option into fully paid and non-assessable Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Fund for redemption of the Debentures, at a conversion price of $12.00 per Unit, being a conversion rate of approximately 83.3333 Units per $1,000 principal amount of Debentures. Holders converting their Debentures will receive all accrued and unpaid interest thereon.

Subject to the provisions thereof, the Debenture Indenture provides for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Fund will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%. The term "current market price" is defined in the Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event. No fractional Units will be issued on any conversion but, in lieu thereof, the Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation or merger of the Fund with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Fund as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Fund, the terms of the conversion privilege will be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

Redemption and Purchase

The Debentures are not redeemable on or before June 30, 2007. After June 30, 2007 and on or prior to June 30, 2009, the Debentures may be redeemed in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice, at a price of $1,000 per Debenture (the "Redemption Price") plus accrued and unpaid interest thereon, if any, provided that the current market price (as defined in the Debenture Indenture as set forth under "Conversion Privilege") on the date on which the notice of redemption is given is not less than 125% of the conversion price of the Debentures then in effect. After June 30, 2009, the Debentures may be redeemed in whole or in part from time to time at the option of the Fund at the Redemption Price plus accrued and unpaid interest thereon. In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable. The Fund has the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Fund will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Fund may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price (as defined in the Debenture Indenture as set forth under "Conversion Privilege" above) on the date fixed for redemption or the Maturity Date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Fund. "Senior Indebtedness" of the Fund is defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Fund (whether outstanding as at the date of the Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each Debenture ranks *pari passu* with each other Debenture, and with all other present and future subordinated and unsecured indebtedness of the Fund except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Fund.

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Fund, holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture also provides that the Fund will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Fund, unless the Senior Indebtedness has been repaid in full.

The Debentures are effectively subordinate to claims of creditors of the Fund's subsidiaries except to the extent the Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures are effectively subordinated in right of payment to the prior payment in full of all indebtedness under the outstanding senior notes and revolving credit facilities of the Partnership and KEFL.

Priority over Distributions

The Debenture Indenture provides that certain expenses of the Fund must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Fund

Within 30 days following the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66 $^{2}/_{3}$% or more of the Units (a "Change of Control"), the Fund will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price"). The Debenture Indenture contains notification and repurchase provisions requiring the Fund to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures. If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Fund pursuant to the Offer, the Fund will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Fund to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Events of Default

The Debenture Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 15 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Fund. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

If an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 $^{2}/_{3}$% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 $^{2}/_{3}$% of the principal amount of the debentures are binding on all holders. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

DISTRIBUTIONS

Distribution Policy of the Fund

The Fund makes monthly distributions to holders of record on the last day of each month from its distributable cash flow. Payments are made on or about the 15th day of the following month.

The amount of distributable cash flow for each month will generally be the cash flow from operations for such month, including dividends received from investments, and after deducting interest, income tax, and other expenses, less maintenance capital expenditures, expenditures related to asset retirement and site reclamation, and the distributable cash flow attributable to any non-controlling interest. Distributable cash flow, as defined above, is not a measure under Canadian generally accepted accounting principles and there is no standardized measure of distributable cash flow. Distributable cash flow, as presented, may not be comparable to the calculations of similar measures by other entities. (See "Presentation of Financial Information").

The Partnership uses its revolving credit facilities to manage seasonal fluctuations in cash flow and working capital, stabilize distributions and fund capital expenditures.

Distributions To Unitholders

The following table sets forth the distribution history of the Fund in 2006:

Payment Date	Per Unit Cash Distribution
January 16, 2006	$0.1190
February 15, 2006	$0.1190
March 15, 2006	$0.1190
April 17, 2006	$0.1190
May 15, 2006	$0.1190
June 15, 2006	$0.1190
July 17, 2006	$0.1190
August 15, 2006	$0.1190
September 15, 2006	$0.1190
October 16, 2006	$0.1190
November 15, 2006	$0.1190
December 15, 2006	$0.1190

On November 8, 2004, the Fund announced a 5% increase in its monthly distribution from $0.0980 per Unit to $0.1030 per Unit, beginning with the January 2005 distribution that was paid on February 15, 2005. On May 12, 2005, the Fund announced a 10% increase in its monthly distribution from $0.1030 per Unit to $0.1130 per Unit, beginning with the May 2005 distribution that was paid on June 15, 2005. On November 10, 2005, the Fund announced a 5% increase in its monthly distribution from $0.1130 per Unit to $0.1190 per Unit, beginning with the November 2005 distribution that was paid on December 15, 2005. This level represent a 31% increase in distributions since the Fund's inception in 2003.

The DRIP

The DRIP provides participating Unitholders with the ability to reinvest their distributions and to invest additional funds on a monthly basis without payment of brokerage commissions or service charges. Units acquired under the DRIP through the reinvestment of distributions are issued at a 3% discount to a weighted average market price, so long as the Units are issued from treasury. After giving three months' notice by way of press release, the Fund can begin acquiring Units in the marketplace for delivery to reinvestment participants under the DRIP, in which case the Units will be acquired by those participants at the weighted average market price. Eligible participants can also elect to make optional Unit purchases under the DRIP at the weighted average market price. Only Unitholders who are resident in Canada or in jurisdictions that permit participation may participate in the DRIP. Unitholders who are residents of the United States are not permitted to participate in the DRIP. The weighted average market price applicable under the DRIP is the arithmetic average of the daily volume weighted average trading prices of the Units on the TSX for the 15 trading days ending two business days immediately preceding the relevant distribution payment date.

Unitholders are not required to participate in the DRIP and participation in the DRIP is not automatic, but must be initiated by an Unitholder. A Unitholder who does not elect to participate will continue to receive cash distributions from the Fund in the normal manner.

MARKET FOR SECURITIES

The outstanding Units are listed on the TSX under the symbol KEY.UN. Effective December 2005, Keyera was added to the S&P/TSX Composite Index. The following table sets forth the high and low sales prices per outstanding Unit and trading volumes for the outstanding Units on the TSX for the periods indicated.

Calendar Period	Price per Unit		Unit Trading
	High (Close)	Low (Close)	Volume
2006			
January	$24.10	$21.80	3,905,856
February	$24.15	$21.25	3,226,187

Calendar Period	Price per Unit		Unit Trading Volume
	High (Close)	Low (Close)	
March	$23.99	$22.00	4,441,950
April	$22.93	$21.30	2,184,401
May	$21.76	$20.10	3,511,098
June	$21.70	$19.50	3,774,015
July	$21.10	$20.02	2,000,676
August	$22.96	$20.55	3,031,943
September	$21.95	$20.48	2,617,888
October	$21.52	$20.31	4,867,167
November	$19.00	$15.80	7,256,315
December	$17.50	$16.40	3,548,153

The outstanding Debentures are listed on the TSX under the symbol KEY.DB. The following table sets forth the high and low sales prices per outstanding Debentures and trading volumes for the outstanding Debentures on the TSX for the periods indicated.

Calendar Period	Price per $100 Principal Amount of Debenture		Debenture Trading Volume (per $100 Principal Amount)
	High (Close)	Low (Close)	
2006			
January	$199.88	$181.17	10,470
February	$202.59	$181.91	7,940
March	$198.75	$179.09	12,300
April	$190.00	$177.60	5,000
May	$181.86	$166.00	3,780
June	$180.00	$160.85	3,610
July	$174.32	$163.68	1,410
August	$191.45	$170.99	5,560
September	$185.19	$174.76	4,200
October	$180.00	$165.02	11,830
November	$155.00	$131.44	2,890
December	$141.76	$135.00	1,460

RATING

Standard and Poor's has assigned a Stability Rating of SR-3 to the Units. The rating is based on a rating scale developed by Standard and Poor's which characterizes the stability of cash distribution streams. Standard and Poor's stability analysis encompasses the variability and sustainability of a cash distribution stream in the medium to longer term with a single Stability Rating of SR-1 through SR-7. Variability in the distribution stream refers to changes in the distribution from period to period over a business cycle, whereas sustainability of the distribution stream refers to the length of time that distributions can likely be made. Together, these two characteristics are referred to by Standard and Poor's as the stability profile of the issuer. The stability rating scale is organized such that a rating of SR-1 signifies the lowest level of cash distribution variability and the highest level of cash distribution sustainability, while a rating of SR-7 signifies the highest level of variability and the highest amount of uncertainty in the sustainability of the cash distribution stream. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by Standard and Poor's.

Specifically, funds rated as SR-3 are considered to have a high level of cash distribution stability relative to other rated Canadian income funds.

DIRECTORS AND OFFICERS OF THE ADMINISTRATOR

Directors of the Administrator

The Administrator is a wholly-owned subsidiary of the Fund, and the directors are elected annually by the Unitholders. The names, municipalities of residence, principal occupations for the five most recently completed financial years and committee membership of the directors of the Administrator as of the date hereof are set out below:

Name, Residence, Principal Occupation, Period of Service as a Director, Other Issuers of which the Director is as a director	Position on Committees of the Board of Directors
James V. Bertram Calgary, Alberta, Canada Mr. Bertram has been a director since March 28, 2003. Mr. Bertram is also President and Chief Executive Officer of the Administrator and Keyera Energy Ltd., positions he has held since the business was started in 1998. Mr. Bertram was previously employed at Gulf Canada as Vice President – Marketing for worldwide operations. Prior to joining Gulf Canada, he was Vice President – Marketing of Amerada Hess Canada Ltd. Mr. Bertram is also a director of Tristar Oil and Gas Ltd.	Mr. Bertram is: • Not Independent • Member of the Health, Safety and Environment Committee
Robert B. Catell New York, New York, U.S.A. Mr. Catell has been a director since April 2, 2003. Mr. Catell is Chairman and Chief Executive Officer of KeySpan Corporation, as well as Chairman and Chief Executive Officer of KeySpan Energy Delivery, formerly Brooklyn Union Gas, a position he has held since 1996. In addition, Mr. Catell is Chairman of several KeySpan affiliates and subsidiaries. He is past Chairman of the American Gas Association and is a Vice-Chairman of the National Petroleum Council's Natural Gas Committee. Mr. Catell is also a director of Houston Exploration Company.	Mr. Catell is: • Independent • Not a member of any Committees
Michael B.C. Davies Banff, Alberta, Canada Mr. Davies has been a director since April 2, 2003. Mr. Davies is Principal of Davies & Co. Mr. Davies is a director of Cadent Energy Partners and Eno-Tech Energy Partners, both of which are private equity firms, as well as Echoex Energy Ltd., a private oil and gas exploration and development company. Previously, Mr. Davies headed RBC Dominion Securities' M&A Group from its formation in 1986 to 1996 and from 1996 – 2002 acted as the firm's senior M&A advisor. Prior to that, he spent a number of years in the securities industry as a member of the Energy Group of Morgan Stanley in New York. Mr. Davies was also Vice-President and Chief Financial Officer of Polar Gas Project, an Arctic natural gas pipeline mega project.	Mr. Davies is: • Independent • Member of the Audit Committee
Nancy M. Laird Calgary, Alberta, Canada Ms. Laird has been a director since April 2, 2003. Ms. Laird is a corporate director with more than 20 years experience in the energy industry. From 1997 until 2002 she was Senior Vice President, Marketing and Midstream for EnCana Corporation (and its predecessor, PanCanadian Energy Corporation). Previously, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America's leading natural gas pipeline companies. Ms. Laird is a director of Canetic Resources Trust, the Alberta Electric System Operator, Enerflex Systems Income Fund and Synodon Inc. She is also a director of Hull Child and Family Services.	Ms. Laird is: • Independent • Chair of the Compensation and Governance Committee • Member of the Health, Safety and Environment Committee

Name, Residence, Principal Occupation, Period of Service as a Director, Other Issuers of which the Director is as a director	Position on Committees of the Board of Directors
Hon. E. Peter Lougheed, P.C., C.C., Q.C. Calgary, Alberta, Canada	
Mr. Lougheed has been a director since April 2, 2003. Mr. Lougheed is a corporate director and is currently Counsel at Bennett Jones LLP, Barristers and Solicitors, having previously been a partner of that firm from 1986 to 1999. He served as Premier of Alberta from 1971 to 1985 and is a member of the Privy Council of Canada and a Companion of the Order of Canada. Mr. Lougheed is also a member of the Trilateral Commission. Mr. Lougheed is a director of Quorum Secured Equity Trust, Mackenzie Valley Aboriginal Pipeline Corporation and MEG Energy Corp.	Mr. Lougheed is: • Independent • Chairman of the Board • Member of the Compensation and Governance Committee
H. Neil Nichols Mississauga, Ontario, Canada	
Mr. Nichols has been a director since April 2, 2003. He was President of KeySpan Energy Development Corp. from 1997 to 2004 and Senior Vice President of KeySpan Corporation from December 1998 to December 2004. Prior to joining KeySpan, Mr. Nichols was an owner and President of Corrosion Interventions, Ltd. and was Chief Financial Officer and Executive Vice President of Trans Canada PipeLines Limited.	Mr. Nichols is: • Independent • Member of the Audit Committee and the Compensation and Governance Committee
William R. Stedman Calgary, Alberta, Canada	
Mr. Stedman has been a director since April 2, 2003. Since 2001, Mr. Stedman has been Chairman and Chief Executive Officer of ENTx Capital Corporation, a private holding company specializing in the electric power industry. Previously, he was President and Chief Executive officer of Pembina Pipeline Corporation, the operating company of Pembina Pipeline Income Fund. Mr. Stedman is also a director of Masters Energy Inc. and Innicor Subsurface Technologies Inc.	Mr. Stedman is: • Independent • Chair of the Health, Safety and Environment Committee • Member of the Compensation and Governance Committee
Wesley R. Twiss Calgary, Alberta, Canada	
Mr. Twiss has been a director since April 2, 2003. He is a corporate director with over 35 years of experience in the oil and gas industry. From 2000 to 2002, Mr. Twiss was Executive Vice President and Chief Financial Officer, PanCanadian Energy Corporation (a predecessor to Encana Corporation) and from 1998 to 2000 he was Executive Vice President and Chief Financial Officer of Petro-Canada. Mr. Twiss is also a recent graduate of the Directors Education program of the Institute of Corporate Directors and holds an ICD.D designation. Mr. Twiss is a director of Canadian Oil Sands Trust, EPCOR and Addax Petroleum Corporation. He is also a director of Shock Trauma Air Rescue Service Foundation (STARS).	Mr. Twiss is: • Independent • Chair of the Audit Committee

Committees of the Board of Directors

Subject to applicable law, the Board of Directors establishes and delegates powers, duties and responsibilities to committees. The Board of Directors has established three committees: an Audit Committee; a Compensation and Governance Committee; and a Health, Safety and Environment Committee. The written terms of reference for each committee were updated and amended by the Board of Directors in 2005 and the terms of reference for the Audit Committee were updated again in March 2006. The terms of reference for all committees are available on the Keyera website at www.keyera.com.

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to, among other things:

- the audit of the financial statements of the Partnership and the Fund on a consolidated basis, managing the relationship with the auditor and meeting with the auditor as required in connection with the audit services provided by the auditor;
- the approval of any non-audit services that may be provided by the auditor, including the development of policies and recommendations regarding the engagement of the auditor and maintaining the auditor's independence;
- the distribution policy, financial structure and financing strategy for the Fund and its affiliates;
- the adequacy of disclosure controls, internal controls and accounting procedures of the Fund and its affiliates; and
- the financial risk assessment and management programs of the Fund and its affiliates.

Compensation and Governance Committee

The purpose of the Compensation and Governance Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to, among other things:

- the adequacy and appropriateness of the compensation of directors and officers of the Administrator and its affiliates;
- the quality and effectiveness of the governance practices and policies of the Fund and its affiliates;
- the adoption of a strategic planning process and the review of strategic plans; and
- the identification and recommendation of nominees for election or appointment to the Board of Directors.

Health, Safety and Environment Committee

The purpose of the Health, Safety and Environment Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to, among other things:

- the review and assessment of the health, safety and environmental policies, practices and procedures of the Fund and its affiliates; and
- the implementation of the health, safety and environmental policies and practices and procedures of the Fund and its affiliates in light of regulatory requirements and industry standards.

Conflicts of Interest

Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are suppliers or customers of Keyera. No assurances can be given that such circumstances will not give rise to a conflict of interest. Keyera's Code of Business Conduct requires that any conflicts of interest be dealt with in accordance with the requirements of its conflict of interest policy.

Unit Ownership by Directors and Executive Officers

As at December 31, 2006, the directors and executive officers of the Administrator, as a group beneficially own or exercise control or direction over 419,468 Units representing 0.69% of the Units issued and outstanding as at December 31, 2006.

Cease Trade Orders, Bankruptcies, Fines or Sanctions

To the Fund's knowledge, based on information supplied by the directors and officers, within the 10 years preceding the date of this Annual Information Form, no director or officer of the Administrator and no securityholder holding a sufficient number of securities of the Fund to affect materially the control of the Fund or the Administrator, or a personal holding company of any such persons, is or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, nor has any such person or entity been a director or executive officer of any company that became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets while that person was acting in such a capacity or within a year of that person ceasing to act in that capacity, save and except for Mr. Marzio Isotti who is a former officer of Blue Range Resource Corp. which, together with its parent company, applied for and obtained an order under the *Companies' Creditors Arrangement Act* (Canada) in March 1999 and Mr. William Stedman who was a director of Efficient Energy Resources Ltd., a private company, when it declared bankruptcy in 2005. Further, to the knowledge of the Fund, and based upon information provided to it by the nominees for election as directors, no such nominee has: (i) been subject to a penalty or sanction imposed by a court relating to securities legislation; (ii) been subject to a penalty or sanction (as defined in National Instrument 51-102) imposed by a securities regulatory authority; (iii) entered into a settlement agreement with a securities regulatory authority; or (iv) been subject to any other penalties or sanctions that would be considered important to a reasonable investor making an investment decision.

Officers of the Administrator

The name, municipality of residence, position held and principal occupations for the five most recently completed financial years of the officers of the Administrator are set out below:

Name and Municipality of Residence	Position with the Administrator	Principal Occupation
Hon. E. Peter Lougheed, P.C., C.C., Q.C. Calgary, Alberta	Chairman of the Board	Corporate Director and Counsel, Bennett Jones LLP, Barristers and Solicitors.
James V. Bertram Calgary, Alberta	President and Chief Executive Officer	President and Chief Executive Officer, Keyera.
David G. Smith Calgary, Alberta	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Keyera since February 15, 2006; prior thereto, Senior Vice President and Chief Financial Officer, Keyera.
David A. Sentes Calgary, Alberta	Vice President and Comptroller	Vice President and Comptroller, Keyera.
K. Jamie Urquhart Calgary, Alberta	Vice President, Foothills Region	Vice President, Foothills Region, Keyera since August, 2002; General Manager, Foothills Region prior thereto.
Marzio Isotti Calgary, Alberta	Vice President, West Central Region	Vice President, West Central Region, Keyera since July 2004; Manager / Director of Business Development, Keyera prior thereto.

Name and Municipality of Residence	**Position with the Administrator**	**Principal Occupation**
Bradley W. Lock Calgary, Alberta	Vice President, Engineering and Operational Services	Vice President, Engineering and Operational Services, Keyera, since July, 2004; Vice President of Operations, EnerPro Midstream Company prior thereto.
Steven B. Kroeker Calgary, Alberta	Vice President, Corporate Development	Vice President, Corporate Development, Keyera, since June 2006; Director, Investment Banking (Energy Group), Scotia Capital from 2004 –2006; and Associate Director, Investment Banking (Energy Group), Scotia Capital prior thereto.

AUDIT COMMITTEE INFORMATION

Audit Committee Members and Terms of Reference

The Audit Committee is appointed annually by the Board of Directors. The responsibilities and duties of the Audit Committee are set forth in the Audit Committee Terms of Reference attached hereto as Schedule A.

The Audit Committee consists of three members, each of whom is independent and financially literate as defined by Multilateral Instrument 52-110 *Audit Committees*. The following table sets out the relevant education and experience of the members of the Audit Committee:

Name	Relevant Education and Experience
Wesley Twiss • Independent • Financially Literate	Mr. Twiss holds a Bachelor of Applied Science degree in Chemical Engineering from the University of Toronto and an MBA from the University of Western Ontario. Mr Twiss is also a recent graduate of the Directors Education program of the Institute of Corporate Directors and holds an ICD.D designation. In his 35 plus years of experience in the oil and gas industry, Mr. Twiss has obtained considerable experience in accounting and financial issues, disclosure controls and internal controls. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation and Petro-Canada, and is currently a corporate director and chairs the audit committees of three other public issuers.
Michael Davies • Independent • Financially Literate	Mr. Davies holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia. He is also a Chartered Business Valuator. Through his current role as Principal of Davies & Co. and his past experience (including his roles as head of RBC Dominion Securities' M&A Group, as a member of the Energy Group of Morgan Stanley in New York and as Vice-President and Chief Financial Officer of the Polar Gas Project), Mr. Davies has a breadth of understanding of financial and accounting issues, as well as disclosure and internal control procedures.
Neil Nichols • Independent • Financially Literate	Mr. Nichols is a member of the Society of Management Accountants of Canada. He is a corporate director and management consultant specializing in natural gas infrastructure and delivery systems. He was President of KeySpan Energy Development Corporation and was owner and President of Corrosion Interventions, Ltd. He was also Chief Financial Officer and Executive Vice President of TransCanada Pipelines. Mr. Nichols has significant experience in accounting and financial issues, as well as disclosure and internal control issues.

Principal Accountant Fees and Services

In 2005 and 2006, fees billed for audit, audit-related, tax and other services provided to the Fund by Deloitte & Touche LLP were as follows:

Year Ended December 31	2006	2005
Audit Fees	$348,500.00	$278,223.00
Audit Related Fees	nil	nil
Tax Fees	$209,570.56	$208,183.00
Other Fees	nil	nil
Total	$558,070.56	$486,406.71

A description of the nature of the services provided under each category is as follows:

- Audit Fees: Fees for the annual audit and quarterly review of the Fund and its subsidiaries' financial statements and for audit services related to ongoing regulatory filings.
- Audit Related Fees: Fees for review and translation services related to acquisitions and non-routine regulatory filings.
- Tax Fees: Fees for advice and assistance in preparing income tax returns for the Fund and its subsidiaries and advice related to income tax and commodity taxes.
- Other Fees: No other fees were billed in 2005 or 2006.

Pre-Approval Policies

Pursuant to the Terms of Reference of the Audit Committee, the Audit Committee approves all audit plans and pre-approves significant non-audit engagements of the external auditors, including reviewing the fees paid for such engagements. The Audit Committee has delegated the responsibility for approving certain non-audit services to the Chair of the Audit Committee. All approvals required to be obtained in relation to the services provided by the auditors were obtained. The Fund has not approved any non-audit services on the basis of the *de minimis* exemptions.

PROMOTER

KeySpan Corporation

KeySpan Corporation took the initiative in the formation of the Fund in 2003, and received indirectly the net proceeds from the Initial Offering, the Second Offering and the Fourth Offering, and therefore may be considered to have been the promoter of the Fund.

Pursuant to the Initial Offering, the Fund indirectly acquired a 39.09% interest in the Partnership from a KeySpan Affiliate for approximately $158.2 million. Pursuant to the Second Offering, the Fund indirectly acquired an additional 35.91% interest in the Partnership from a KeySpan Affiliate for approximately $186.3 million. Pursuant to the Fourth Offering, the Fund indirectly acquired the remaining interest in the Partnership held by KeySpan Affiliates for approximately $143.1 million. As of December 2, 2004, KeySpan Corporation ceased to have any interest in the Partnership or in any other Keyera entity. (See "General Development of the Business – Historical Development").

Restrictions on Activity of KeySpan Corporation and KeySpan Affiliates

In connection with the Initial Offering, KeySpan Corporation entered into a written agreement in favour of the Fund, pursuant to which it agreed that during the period from May 30, 2003 until December 1, 2006, KeySpan Affiliates will not, directly or indirectly, carry on or have an interest in any entity (other than the Partnership) which carries on, in any part of Canada west of the province of Ontario, the business of natural gas or NGL processing or the business of marketing NGLs, provided that this agreement will not apply to purchases and sales of natural gas or to the acquisition of an interest in any entity which conducts a natural gas or NGL processing business or an NGL marketing business only incidentally to another principal business. This agreement ceased to be in effect as of December 1, 2006.

INDUSTRY AND ENVIRONMENTAL REGULATION

Regulatory Context

Keyera is subject to a range of laws and regulations imposed by various levels of government and regulatory bodies in the jurisdictions in which it operates. These legal controls and regulations can affect all dimensions of Keyera's activities, including but not limited to the operation of pipelines and facilities, construction activities, emergency response, operational safety and environmental standards and procedures. However, Keyera does not believe that these controls and regulations affect the operations of Keyera in a manner materially different from other comparable businesses operating in those jurisdictions.

The focus of the discussion in this section is on the regulatory regime in Alberta due to the fact that the majority of Keyera's operations and facilities are located within Alberta. However, Keyera also operates one gas plant in British Columbia, one gas plant in Saskatchewan and three propane terminals in the United States and it ships products to customers across Canada and the United States. Each of these jurisdictions has its own regulatory and environmental regimes. Keyera is committed to complying with applicable laws and regulations wherever it does business.

Keyera's natural gas gathering, processing and transportation facilities located wholly within the boundaries of Alberta are subject to regulation by the AEUB, and may also be subject to further regulation under the *Public Utilities Board Act* (Alberta) and *Gas Utilities Act* (Alberta). The AEUB may, on application, and following a hearing (and with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of natural gas or the operator of a natural gas processing plant to be a common processor of natural gas. Approximately 4.3 kilometres of the Greenstreet gas gathering system is regulated by the National Energy Board as it crosses the border between Alberta and Saskatchewan. The traffic, tolls and tariffs for this pipeline system are regulated on a complaints-basis. Upon receiving a complaint, the National Energy Board may elect to undertake a detailed examination of the tolls and tariffs. Legislation in Alberta exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully determined. Facilities may be subject to common carrier and common processor applications and potentially to rate setting by regulatory authorities in the event an agreement cannot be reached with producers on access or rates. To the extent that producers believe processing fees or tariffs respecting facilities are too high, they may seek rate relief through such regulatory means.

The natural gas gathering and processing industry is also subject to environmental regulation pursuant to local, provincial and federal government legislation and regulations. The environmental regulatory regime provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the toxic and corrosive nature of sour gas, numerous regulatory precautions are applied to gas plants and pipelines that process and transport sour gas. Environmental regulation affects the operation of facilities and limits the extent to which facility expansion is permitted. In addition, legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

The primary environmental legislation in Alberta is the *Environmental Protection and Enhancement Act* (Alberta) ("EPEA"). Under EPEA, environmental standards and compliance obligations for releases, clean-up and reporting are subject to scrutiny by both Alberta Environment and the public. Liability for clean-up, remediation and reclamation costs may be imposed on a wide range of parties including present and past owners of contaminated lands,

or those that had charge, management or control of a substance that has been spilled or released. Regulators may issue shut-down orders where facilities or pipelines are not in compliance with the environmental laws or operating approvals, and fines under EPEA may be as high as $1,000,000 for each day that an offence under EPEA continues. In addition to EPEA, the AEUB has jurisdiction over environmental matters under the *Oil and Gas Conservation Act* (Alberta), the *Pipelines Act* (Alberta) and other legislation and also has issued multiple Information Letters, Interim Directives and Guides with strict obligations and standards concerning matters such as oilfield waste management and the suspension, abandonment and reclamation of oil and natural gas facilities that must be factored into the cost of conducting operations in Alberta.

Alberta also has a program directed by the AEUB commonly referred to as the "Orphan Well Fund". This program is designed to mitigate the cost to the public of abandoning and reclaiming facilities under the jurisdiction of the AEUB. All holders of licenses from the AEUB are required to pay an annual levy to assist in funding the clean-up of orphan facilities. Keyera currently treats the levy as an operating cost applied equally to several compression and processing facilities. In order to reduce the occurrence of orphan facilities, this program also conducts monthly tests of each licensee's asset-to-liability ratio on a predetermined formula and requires licensees that do not pass the test to provide the AEUB with a deposit. Keyera currently has an asset to liability ratio greater than the industry average.

In October 2005, the EUB initiated a new liability management program referred to as the Large Facility Management Liability Program (LFP). The LFP addresses certain facilities such as sulphur recovery plants, in situ oil sands projects and straddle plants that were not included in the Orphan Well Fund. Presently there are no orphan facilities in the LFP program. As with the Orphan Well Fund, a monthly test of assets to liabilities is conducted and licensees failing the test are required to provide a deposit. Keyera's ratio of assets to liabilities is above the industry average.

The AEUB, together with Alberta Environment, also govern the permitting, emissions and operations of gas processing plants in the Province of Alberta pursuant to the provisions of the *Oil and Gas Conservation Act* (Alberta) and EPEA and are concerned with a plant's impact on the physical environment. Generally, gas processing plants require a permit from the AEUB to process a specified volume of natural gas and a demonstration at the time of application that the impact on the environment will be minimal. Approvals from Alberta Environment for emissions to air and water may also be required depending on the size of the gas plant and whether the plant processes sweet or sour gas. When the natural gas supplied to a gas plant increases beyond the permitted processing capacity, the gas plant owners may: (i) apply for an increased processing permit if there is spare processing capacity in the gas plant; (ii) request gas plant expansion and an increased processing permit; or (iii) allow the surplus natural gas to bypass the gas plant.

Sulphur Recovery

The AEUB and Alberta Environment periodically undertake a review of the sulphur recovery requirements for both new and existing gas plants to determine whether or not factors such as advances in technology or changing environmental or economic considerations warrant adjustments to the requirements. Such a review was undertaken in 2001 and the results were published in AEUB Interim Directive ID 2001-3. This directive established revised sulphur recovery guidelines for new and/or expanding sour gas plants. Existing sour gas plants which were grandfathered are required to meet the revised sulphur recovery guidelines over time. All of the Partnership's facilities except Nordegg River have been degrandfathered over the last several years. This directive also imposed new rules with respect to sulphur emissions at industrial plants such as the Fort Saskatchewan facilities. In spite of the fact that these new rules did not have a deadline for compliance, Keyera opted to address the lower emission limit for the Fort Saskatchewan facilities in connection with other regular licensing activities and the approved emission limit for the facilities has therefore been reduced.

Emissions Limits

Owners of gas plants are subject to regulatory requirements that impose emissions limits or management practices on their facilities. The regulatory requirements governing emission limits and management practices are subject to change as a result of international, national, provincial and local pressures and trends. If it is determined that emissions exceed permitted limits, regulatory requirements will be triggered that require action to be taken to reduce emission levels to acceptable levels, unless an extension or relaxation is granted. There can be no assurance that any extension of time to achieve compliance would be granted and immediate compliance may not be possible.

Greenhouse gases, mainly carbon dioxide and methane, are components of the raw natural gas being processed and handled at oil and gas facilities. Additionally, greenhouse gases are emitted from the combustion of fossil fuels in engines, heaters and boilers. Keyera's facilities and related operations emit greenhouse gases. According to recent United Nations Intergovernmental Panel on Climate Change, these gases very likely have contributed to climate change over the past 50 years. Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of greenhouse gas. The Government of Canada has put forward a Climate Change Plan for Canada and has commenced a number of initiatives. It is anticipated that further legislation will set greenhouse gas emission reduction requirements for various industrial activities, including oil and gas operations. Future provincial emission reduction requirements, such as those contained in Alberta's Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from Keyera's operations and facilities. These reductions may not be technically or economically feasible and the failure to meet such emission reduction requirements may result in fines, penalties, the suspension of operations, and/or the necessity of purchasing greenhouse gas credits, all of which could materially adversely affect Keyera's business. Many of Keyera's facilities have the capability to capture greenhouse gases from the raw gas processed, and Keyera has undertaken certain initiatives that have reduced and are expected to reduce greenhouse gas emissions. Corporate and facility inventories of greenhouse gas emissions have been conducted for several of the years since 2000 and required regulatory reporting to federal and provincial programs are on-going.

Alberta Environment, together with the Clean Air Strategic Alliance, has recently initiated the Particulate Matter and Ozone Management Framework to achieve Canada-wide standard levels by the 2010 target date. This Framework likely will affect several Keyera plants operating in central Alberta. Development of the management strategies and recommended actions will occur through the region's ambient air monitoring associations of the Parkland Airshed Management Zone and the Fort Air Partnership. The likely result will be actions to reduce emissions of nitrogen oxides from compressor engines beyond the current standard and the implementation of fugitive mitigation programs for hydrocarbon emissions from facility operations. Concurrently, the AEUB is requiring fugitive emissions management by 2010 at all facilities under Directive 060, Upstream Petroleum Industry Flaring, Incineration and Venting.

Keyera's Environmental Programs

Keyera's environmental programs focus on preventing environmental impacts and adopting appropriate remediation strategies when required. Keyera conducts its operations in accordance with internally developed environmental operating guidelines and is committed to training its employees in environmental matters. There have been instances of soil and groundwater contamination at several facilities. In some cases, Keyera is implementing or has completed government-approved remediation programs to deal with the contamination.

Keyera's air, soil and water monitoring programs meet or exceed regulatory requirements. The gas plants have regular soil monitoring programs to detect impacts from plant operations. Incinerator stack emissions are monitored at Keyera's gas plants for compliance with license requirements and ambient air quality is also monitored for traces of hydrogen sulphide and sulphur dioxide by monitoring stations around Keyera's sour gas plants. In addition, Keyera participates in regional airshed monitoring programs developed by the Clean Air Strategic Alliance and licensed by Alberta Environment.

Sour gas plants can be the source of public concern and controversy. In recognition of this, Keyera has developed ongoing community relations and public consultation programs to keep Keyera's neighbours informed and to proactively identify and address their concerns. Keyera has a community relations program and policy which requires that information be provided to the public with respect to its policies and operations, and that Keyera employees be sensitive and responsive to public concerns.

RISK FACTORS AND RISK MANAGEMENT STRATEGIES

The Fund is an unincorporated limited purpose trust which depends entirely on the operations and assets of its subsidiaries for its income. The Fund and its subsidiaries face a number of risks. The summary provided below describes the main risks known to Keyera, but readers are cautioned that this list may not be exhaustive, as there may be some risks that are unknown. The following summary also identifies some of the steps that Keyera takes to mitigate identified risks. Readers are cautioned that many of the risks are beyond Keyera's control and, in spite of Keyera's

active management of its risk exposure, there is no guarantee that these risk management activities will successfully mitigate such exposure.

Risks Inherent in Keyera's Business

Reliance on Producers

The volumes of natural gas processed at Keyera's gas plants and of NGLs and other products transported in the pipelines depend on production of natural gas in the areas serviced by Keyera's gas plants and pipelines. Without reserve additions, production will decline over time as reserves are depleted and production costs may rise. Although industry activity levels in recent years have generally offset declines, activity levels depend upon economic and regulatory conditions that permit and incent producers to explore for and develop reserves. Producers in the areas serviced by Keyera's gas plants may not be successful in exploring for and developing additional reserves, and the gas plants and the pipelines may not be able to maintain existing volumes of throughput. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing reserves.

The rate and timing of production from proven natural gas reserves tied into the gas plants is at the discretion of the producers and is subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Producers may shut in production as a result of lower product prices or higher production costs. Further, a significant portion of the proven natural gas in the areas connected to Keyera's gas plants is not contractually dedicated for processing at those gas plants and most of the reserves which are subject to processing obligations may be terminated upon six months' notice.

While Keyera is unable to directly influence producer activity, it actively monitors, on an ongoing basis, plant throughput, third party system performance and industry activities in capture areas surrounding its plants (including land sales, well licenses and drilling activity). As circumstances warrant, Keyera pursues opportunities to expand its capture areas and/or to modify its plants to provide new services in order to try to maximize revenue generation and extend the service life of its assets. Keyera also endeavours to mitigate this risk by maintaining an emphasis on providing reliable, efficient, cost-effective, customer-friendly services.

Facilities Throughput

Keyera's facilities are presently operating at lower throughputs than their respective licensed capacities in part due to declines in production since the facilities were built. Over the long term, the business of Keyera will depend, in part, on the level of demand for NGLs and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Keyera cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs and thereby potentially reducing utilization rates at Keyera's facilities.

Another reason that Keyera's facilities frequently operate at lower throughputs than their respective licensed capacities is because of the difference between the licensed capacity and the effective available raw gas processing capacity. The ability of individual functional units within each plant to handle additional volumes can become a limiting factor due to such factors as gas composition changes over time or changes in plant operating conditions. Certain Keyera facilities would require expenditures for equipment refurbishment, replacement or de-bottlenecking in order to reach licensed capacity.

One of the ways Keyera tries to mitigate these risks is through its formal inspection, monitoring and maintenance programs for equipment and pipelines. The objective of these programs is, in part, to maximize facility availability and operational efficiency. Keyera may also from time to time consider expanding the capacity of some of its functional units at certain plants if conditions warrant and there is sufficient demand for such expansion.

Reliance on Other Facilities

Keyera's gas plants are connected to various third party sales gas trunkline systems, such as the Alliance, ATCO and TCPL sales gas pipeline systems. Operational disruptions or apportionment on those third party systems

may prevent the full utilization of Keyera's gas plants. In addition, most shippers of natural gas and NGLs through these pipelines are not party to long term contracts and are free to use alternate transportation arrangements.

Keyera is unable to control operations and events in third party facilities, making the mitigation of these risks challenging. However, in Keyera's experience, outages on third party operated trunklines for extended periods are rare due to the nature of those facilities. The owners of these facilities have significant financial resources, competent personnel, well developed operating practices and inspection and maintenance programs and formal security programs to protect their assets from deliberate harm. Several of Keyera's facilities also benefit from connections to more than one sales gas trunkline system which provides some flexibility during curtailments.

Operational Matters and Hazards

Keyera's operations are subject to common hazards of the natural gas (sweet and sour) processing and pipeline transportation business. The operation of Keyera's gas plants and pipelines involves many risks, including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects), failure to maintain an adequate inventory of supplies or spare parts, operator error, labour disputes, disputes with owners of interconnected facilities and carriers, releases of harmful substances into the environment, spills associated with the loading and unloading of harmful substances onto rail cars and trucks, and catastrophic events such as natural disasters, fires, explosions, derailments, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Keyera. The occurrence or continuance of any of these events could increase the cost of operating Keyera's facilities and/or reduce its processing or throughput capacity, or result in damages claims or fines, all of which could adversely affect financial results.

To help mitigate these risks, Keyera relies on knowledgeable, competent personnel to identify and manage operational risks. It maintains written standard operating practices and formally assesses and documents competencies related to the operation of its facilities. Keyera also maintains formal inspection and maintenance programs for equipment and pipelines, a formal safety program (including hazard identification and work permitting for specific projects) and formal security programs to protect key assets from deliberate harm. Keyera carries casualty and business interruption insurance to help defray the costs associated with the foregoing risks should they materialize; however, insurance may not be sufficient to fully offset such costs.

Market Risk and Marketing Activities

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. Most of these contracts are priced at floating market prices. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold, from fluctuations in the margins between purchase prices and sales prices and, in some cases, may also expose Keyera to currency exchange risk (See "Risk Factors – Risks Inherent in Keyera's Business – Foreign Exchange"). The prices of the products that are marketed by Keyera are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil and natural gas markets, and other factors. In many circumstances, particularly in NGL marketing, purchase and sale contracts are not perfectly matched as they are entered into at different times and at different values. Further, Keyera normally has a long position in most of the NGL products that it markets, and may store NGLs in order to meet seasonal demand and take advantage of seasonal pricing differentials thereby resulting in inventory risk. Because crude oil margins are earned by capturing spreads between different qualities of crude oil, Keyera's crude oil midstream business is subject to volatility in price differentials between crude oil streams. In both Keyera's NGL and crude oil marketing businesses, margins can vary significantly from period to period and volatility in the markets for these products may cause distortions in financial results from period to period that are not replicable.

To some extent, Keyera can lessen certain elements of risk exposure through the integration of its marketing business with its facilities businesses. In spite of this integration, Keyera remains exposed to market and commodity price risk. Keyera manages this commodity risk in a number of ways, including the use of financial contracts and by offsetting some physical and financial contracts in terms of volumes, timing of performance and delivery obligations. For example, in the context of NGL marketing, because NGL product prices are related to the price of crude oil, crude oil financial contracts are one of the more common hedging strategies that Keyera uses. This strategy is subject to basis risk between the prices of crude oil and the NGL product and therefore cannot be expected to fully offset future propane, butane and condensate price movements. Further, there is no guarantee that hedging and other efforts to

manage the marketing and inventory risks will generate profits or mitigate all the market and inventory risk associated with these activities. If Keyera hedges its commodity price exposure, it may also forego the benefits that may otherwise be experienced if commodity prices were to increase. To the extent that Keyera engages in these kinds of hedging activities, it is also subject to credit risks associated with counterparties with whom it contracts (See "Risk Factors – Risks Inherent in Keyera's Business – Credit Risk").

Risks Arising from Co-ownership

Many of Keyera's facilities are jointly owned with third parties. Approvals must be obtained from such joint owners for proposals to make capital expenditures regarding such facilities. These approvals typically require that a capital expenditure proposal be approved by at least two or three owners holding a specified percentage of the ownership interests in the relevant facility, usually ranging between 50% and 70%. It may not be possible for Keyera to obtain the required levels of approval from co-owners of facilities for future proposals for capital expenditures, which may adversely affect Keyera's ability to expand or improve its existing facilities. In addition, agreements for joint ownership often contain restrictions on transfer of an interest in a facility. The most frequent restrictions require a transferor who is proposing to transfer an interest to offer such interest to the other holders of interests in the facility prior to completing the transfer. Such provisions may restrict Keyera's ability to transfer its interests in facilities or to acquire partners' interests in facilities, and may also restrict Keyera's ability to maximize the value of a sale of its interest. The Articles of Incorporation of Rimbey Pipe Line Co. Ltd. contain a similar restriction.

As part of its effort to minimize these risks, Keyera maintains communication with its co-owners through its participation in operating committees and formal decision-making processes such as mail ballots and AFE approvals. Keyera also utilizes its knowledge of industry activity and relationships with other owners to mitigate the risk of uncooperative behaviour. However, there is no guarantee that Keyera will be able to proceed with its plans for any facilities which are jointly owned.

Operating, Capital and General and Administrative Costs

Operating and capital costs associated with Keyera's facilities represent significant components of the cost of providing services. These costs may vary considerably from current and forecast values and rates. For example, fluctuations in the prices of electricity and fuel can cause significant fluctuations in operating costs. As well, general and administrative costs may vary considerably from current and forecast values, particularly in light of the tight employment market and the high demand for trades and contractors in Alberta.

Maintenance capital requirements and maintenance expenses may vary from year to year depending on such factors as the scheduling of maintenance turnarounds, operating conditions and gas composition. In general, the cost of Keyera's inspection, monitoring and maintenance programs are expensed in the period they are incurred. Where a repair or replacement has enduring value, it is capitalized rather than expensed. Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. Historically the largest allocation of working capital to fund inventory has been approximately $81 million. In addition to the working capital required for inventory, Keyera requires working capital to finance other activities. These additional working capital requirements have historically tended to be in the range of $25 million to $35 million. Growth capital expenses vary depending upon available opportunities.

Financial results may be adversely affected if significant increases in operating, capital or general and administrative costs are incurred and not recovered. Although operating costs are usually recaptured through the tariffs charged on processing and transportation, some processing arrangements do not permit the flow-through of operating costs. Even at facilities where flow-through arrangements are in place, to the extent the costs charged to producers escalate, they may seek lower cost alternatives or stop production of their natural gas.

With ongoing maintenance consistent with historic levels, it is anticipated that Keyera's assets can continue to operate safely for decades to come. Keyera prepares annual budgets for each facility in which it has an interest and AFE budgets for each capital project proposed or undertaken. Keyera relies on knowledgeable, competent staff to establish realistic cost projections for budgeting purposes and to operate facilities in an efficient manner. Keyera also monitors input costs such as the prices of electricity and fuel, and may use physical and financial contracts to manage these costs as and when considered appropriate by its risk management committee. While all of these activities may

help to mitigate Keyera's risk exposure, they do not remove the risks associated with unanticipated increases or fluctuations in such costs.

Natural Gas Composition

Each of Keyera's gas plants is designed to process raw natural gas feedstock within a certain range of composition specifications. The gas plants may require modification to operate efficiently if the composition of the raw gas being processed changes significantly. The configuration of each of Keyera's gas plants may not be optimal for efficient operation in the future if inlet gas composition changes.

Keyera monitors plant throughput, third party system performance and industry development activity in the capture areas surrounding its facilities on an ongoing basis. This information is used when assessing expansion opportunities and the possibility of adding new processing or commercial services.

Reliance on Principal Customers

Keyera relies on a number of principal customers in each of its business segments, the most significant of which is the arrangement with ConocoPhillips. In 2006, approximately 15% of the Partnership's natural gas gathering and processing revenue and 15% of NGL volumes were derived from long term agreements with ConocoPhillips which expire in December 2018. (See "Business of Keyera — Business Arrangements — ConocoPhillips Arrangements").

In addition to the arrangement with ConocoPhillips, Keyera enters into many other contracts with its customers and suppliers and may offer services on standard terms without entering into signed written agreements. Often the contracts that are entered into with customers or suppliers are for a defined term or are subject to early termination upon notice. There is no guarantee that any of the contracts that Keyera currently has in place will be renewed at the end of their term or replaced with other contracts in the event of early termination. Further, there is a risk that customers will be unable to perform their obligations under the contracts. If any of these circumstances were to arise, the revenue generated by Keyera's operating entities would be reduced which could adversely affect Keyera's financial results.

In an effort to minimize the risk of reliance on any single customer or supplier, Keyera has diversified its customer base and continues to explore relationships with existing and potential new customers and suppliers. It also tries to provide efficient, reliable services and to build on its relationships with producers as a way of encouraging existing customers to renew contracts and to attract new customers. In spite of these efforts, there is no guarantee that Keyera will be able to renew or replace existing contracts or enter into new contracts.

Competition

Each of Keyera's gas plants is subject to competition from other gas processing plants which are either in the general vicinity of the gas plants or have gathering systems that do or could potentially extend into Keyera's capture areas. The NGL and crude oil commodities that are marketed by Keyera compete with supplies from Canadian, American and international sources. As well, Keyera's NGL pipelines and storage, terminal and processing facilities are subject to competition from other existing pipelines and facilities, which competition is anticipated to continue to grow as other companies announce plans for expanded transportation, terminalling and storage services in the Edmonton/Fort Saskatchewan hub. Keyera competes with local and international entities to acquire NGLs for processing and resale and to attract and retain customers. Competition for customers is not confined to NGL suppliers and marketers; rather, the natural gas and gas products industry also competes with other industries seeking to provide alternative sources of fuel and feedstock to consumers. Competition from non-hydrocarbon based sources of energy may have an adverse effect on the production of natural gas and gas products in Alberta and, as a result, on the demand for Keyera's services.

Keyera tries to mitigate these risks by working cooperatively with its existing customers, monitoring industry activity and the activities of its competitors in key markets and being proactive in identifying opportunities in existing and emerging markets. Further, because of the capital investment required, there are high barriers to entry for new competitors in the gathering and processing business and NGL business in the areas where Keyera's facilities are located. While Keyera feels it is well positioned to compete with its peers, aggressive action by competitors, changes in law, further declines in production, or a stronger shift in the market place to non-hydrocarbon based energy sources could all adversely affect Keyera's competitive position.

Regulatory Intervention - Rates

Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by regulatory authorities in the event that agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek rate relief through regulatory means. (See "Industry and Environmental Regulation"). Keyera tries to reduce the likelihood of regulatory intervention by taking industry standards and guidelines into account in setting rates and tariffs and by working proactively with its customers. Nevertheless, there is no guarantee that Keyera will be able to avoid challenges to its rates and tariffs.

Environmental and Public Safety Considerations

The gas processing and gathering industry is regulated by federal and provincial environmental legislation. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the handling, use, storage, transportation, treatment and disposal of hazardous substances and waste, and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that facilities, pipelines and other properties associated with Keyera's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

Many of Keyera's facilities are subject to licensing requirements imposed by Alberta Environment and/or the Alberta Energy and Utilities Board. These licenses must be renewed from time to time and there is no guarantee that the license will be renewed on the same or similar conditions. In addition, certain types of activities may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures. Activities that do not meet regulatory standards or that breach such legislation may result in the imposition of fines, penalties and suspension of operations. It is also possible that increasingly strict environmental and safety requirements will be implemented, which could result in substantial costs of compliance, including increased capital expenditures and operating expenses. Limitations on greenhouse gas emissions is one area where it appears that the Federal Government may take steps to impose stricter regulations and emission limits in the near term. (See "Industry and Environmental Regulation").

Given the highly toxic and corrosive nature of sour gas, certain environmental risks are inherent in sour gas processing at Keyera's gas plants. As well, some of Keyera's pipelines and facilities run through or are immediately adjacent to heavily populated areas, including the City of Edmonton. Major equipment failure, a release of toxic substances or a pipeline rupture (including as a result of third party contact with the pipeline) could result in damage to the environment and Keyera's gas plants, death or injury and substantial costs and liabilities to third parties. Keyera may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. Further, if, at any time, appropriate regulatory authorities deem any one of the pipelines or facilities unsafe, they may order it to be shut down. There is also the risk of civil liability for environmental matters.

To help mitigate these risks, Keyera has developed environmental programs and internal operating guidelines intended to minimize the environmental impact of its operations. Keyera has also developed environmental and safety training for its employees. Keyera conducts its operations and monitors environmental impacts in accordance with these programs and acts promptly to remediate environmental impacts beyond acceptable levels. Keyera's air, soil and water monitoring programs meet or exceed regulatory requirements. Keyera also has a community relations program and policy which requires that information be provided to the public with respect to its policies and operations, and that employees be sensitive and responsive to public concerns. Based on current operations and practices, Keyera does not anticipate that the costs of complying with environmental regulation or dealing with environmental civil liabilities will have a material adverse affect on its financial results; however, no assurance can be made such costs will not adversely effect financial results in the future. If the Federal Government acts to impose emission limits on greenhouse gases, it is not known what these limits will be or how they will affect Keyera. However, at this time Keyera does not anticipate that it will be affected in a manner materially different than any other comparable midstream business.

Foreign Operations

Through the incorporation of KEI, the establishment of an office in Houston and the acquisition of propane terminals in three locations in the U.S., Keyera has expanded its U.S. operations and established permanent operations

in the U.S. In addition, a significant percentage of the Partnership's propane sales are in the U.S. Keyera's significant reliance on U.S. propane markets means that it is subject to downturns in the U.S. economy, weather patterns in the U.S., protectionist actions by U.S. legislators and other political developments, all of which could have an adverse impact on Keyera's financial results.

Further, while the growth of Keyera's permanent operations in the U.S. provides it with enhanced opportunities to access large U.S. markets, it also presents a number of risks, including increased regulatory and compliance obligations and costs, as well as risks associated with potential non-compliance. The selling of propane in the U.S. and the establishment of permanent operations in the U.S. also expose Keyera to potential U.S. liability. The U.S. tends to be a litigious environment with larger damages awards compared to Canada. In some instances, Keyera may be subject to the exclusive jurisdiction of American courts.

While KEI has a small staff in Houston, portions of Keyera's U.S. operations are managed and administered by Canadian personnel with limited expertise in U.S. law and regulation. Keyera engages U.S. counsel from time to time to assist with identifying and complying with applicable state and federal laws. Keyera monitors developments and trends that may affect propane sales in the U.S. and its risk management committee considers the risk profile of the U.S. operations when evaluating Keyera's risk mitigation strategies. Keyera is also examining options for reducing the exposure of its Canadian assets to civil claims in the U.S. There is no guarantee that any of these activities will have the effect of reducing the risks associated with its permanent operations in the U.S. or with Keyera's dependence on U.S. markets for the majority of its propane sales.

Adequacy of Insurance

Keyera currently maintains customary insurance of the types and amounts consistent with prudent industry practice. Keyera is not obligated to maintain any such insurance if it is not available to Keyera on commercially reasonable terms. There can be no assurance that such insurance coverage will be available in the future on commercially reasonable terms or at commercially reasonable rates or that the amounts for which Keyera is insured, or the proceeds of such insurance, will compensate Keyera fully for its losses. The insurance coverage obtained with respect to Keyera's business and facilities will be subject to limits and exclusions or limitations on coverage that are considered to be reasonable, given the cost of procuring insurance and current operating conditions. There can be no assurance that the insurance proceeds received by Keyera in respect of a claim will be sufficient in any particular situation to satisfy the indebtedness of Keyera.

With the growth in Keyera's operating activities in the U.S., Keyera has expanded its insurance coverage to include coverages for these U.S. operations. Because of the litigation environment, the potential for higher damages awards and Keyera's acquisition of propane terminals in three U.S. locations, premiums for this coverage are notably higher than coverage for Canadian operations and there is no guarantee that the coverages Keyera has obtained will be sufficient to satisfy any claims that may be brought as a result of these operations.

Keyera does not insure against soil and groundwater contamination, except for contamination resulting from catastrophic failures. In certain areas in which Keyera has operations, it carries limited or no coverage for terrorism and for injury to workers.

Keyera has established a risk management committee, the mandate of which includes reviewing the risks faced by Keyera's various business operations and appropriate types and levels of insurance that should be in place to mitigate those risks. In addition to ongoing monitoring of industry and insurance market trends, Keyera reviews its insurance coverages and coverage levels at least annually in consultation with insurance providers and experts. Keyera also works with insurance advisors and underwriters so that they are knowledgeable about Keyera's operating practices and emergency systems to enhance their understanding of Keyera's business and mitigate the risk of unjustified premium increases.

Decommissioning, Abandonment and Reclamation Costs

Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life, the costs of which may be substantial. It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed current

estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements. Keyera may, in the future, determine it prudent or may be required by applicable laws or regulations to establish and fund one or more decommissioning, abandonment and reclamation reserve funds to provide for payment of future decommissioning, abandonment and reclamation costs. If Keyera is not able to fund such reserve funds through an environmental recovery fee, the creation and maintenance of these reserves could decrease cash available to distribute to Unitholders and to service debt obligations in the future. Further, even if such reserves funds were established, they may not be sufficient to satisfy the future costs.

To help mitigate these risks, Keyera utilizes a documented process, overseen by the Health, Safety and Environment Committee, to estimate future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities. These costs are accounted for and reported in accordance with the standards imposed by the Canadian Institute of Chartered Accountants. Keyera continues to support the concept of decommissioning, abandonment and reclamation recovery fees and will work with industry and government bodies to promote this concept as opportunities to do so arise.

Weather Conditions

Weather conditions can affect the demand for and price of natural gas and NGLs. As a result, changes in weather patterns can affect throughput as well as Keyera's NGL marketing activities. For example, colder winter temperatures generally increase demand for natural gas and NGLs used for heating supplies which tends to result in increased throughput volumes at its facilities and higher prices in the marketing business. In addition, weather conditions may influence Keyera's ability to complete capital projects on time, potentially resulting in delays and increasing costs of such capital projects. Weather may also affect the operations and projects of Keyera's customers, thereby influencing the supply of natural gas and NGLs.

Keyera has no ability to control weather conditions. With respect to construction activities, in areas where construction can be conducted in non-winter months, Keyera tries to schedule its construction timetables so as to minimize delays due to cold winter weather. While availability of trades and supplies does not always make this possible, Keyera has been relatively successful in minimizing construction delays due to weather issues. While Keyera does not speculate on weather in its marketing business, it tries to respond to supply and demand seasonality by building inventories in the warmer months, for delivery in the winter months when demand is generally expected to be higher. There is no guarantee that Keyera's inventory management activities will generate additional revenue. In its facilities and NGL business, Keyera tries to position itself to be able to handle increased volumes of throughput and storage at its facilities; however, at any given time facility and storage capacity is finite.

Employees and Contractors

A skilled workforce is important to the ongoing success of Keyera. The inability of Keyera to attract and retain skilled employees and contractors, particularly in light of the tight employment market and the high demand for contractors in Alberta, could adversely affect Keyera's business operations. Further, the cost of retaining employees and hiring contractors in the current environment places inflationary pressure on Keyera's costs.

Keyera maintains a relatively good relationship with its employees and tries to cultivate a work environment in which employees have internal growth opportunities. To date, Keyera has been successful in achieving a turn-over rate below industry averages. Keyera also tries to cultivate good relationships with dependable contractors in order to try to benefit from reliability and continuity of service. Nevertheless, if Keyera is not able to attract skilled employees and contractors, its ability to execute its business plans may be impaired.

Dependence on Key Personnel

The success of Keyera has been largely dependent on the skills and expertise of its key personnel to manage the overall business and, in the NGL marketing business, to achieve positive margins. The continued success of Keyera will be dependent on its ability to retain such personnel. Increasing costs associated with retaining key personnel, particularly in light of the tight employment market in Alberta, could adversely affect Keyera's business operations and financial results. Further, Keyera has adopted the practice of purchasing the Units necessary to fulfil grants under the Long Term Incentive Plan on the market rather than issuing such Units from treasury and in 2006 it amended the LTIP

to eliminate the ability to issue Units from treasury. The cost of the LTIP is now therefore directly dependent on the Unit price. The Long Term Incentive Plan is described in detail in the Fund's Information Circular.

Keyera tries to mitigate the risk of losing key personnel for economic reasons by obtaining expert advice with respect to compensation matters (including salary as well as long and short term incentive plans). Keyera also participates in industry compensation surveys in order to measure its compensation package against prevailing market rates.

Labour Relations

Keyera has unions at its two largest gas processing facilities. Unionized labour disruptions could restrict the ability of the gas plants to process natural gas and therefore affect Keyera's financial results. (See "Business of Keyera — Employees and Labour Relations"). Collective agreements are in place for both of Keyera's unions. While in force, the collective agreements contain provisions against employee work stoppages and strikes. Keyera attempts to enter into union negotiations on a timely basis in light of the length of the collective agreements. Overall, Keyera maintains a relatively good relationship with its unions and unionized employees and has never experienced a strike or work stoppage at either of its unionized plants.

Change in Laws

The oil and natural gas industry, including the midstream industry, is subject to regulation and intervention by governments, in such matters as environmental protection, exploration and development activities, the licensing, operation and expansion of wells and facilities, and the abandonment of facilities. There is no guarantee that laws and administrative policies relating to the oil and natural gas industry, including the midstream industry, will not be changed in a manner which adversely affects the Fund and/or the Unitholders. In addition to being affected by changes aimed directly at midstream facilities, Keyera could also be adversely affected by changes in regulations or policies directed at upstream activities, such as land sales, exploration and development in the capture areas surrounding Keyera's facilities, as well as changes directed at downstream activities, including retail and consumer uses. Possible changes in legislation that appear to be on the agenda of the Federal Government include changes to the tax treatment of income funds and the imposition of emission limits for greenhouse gases (See "Risk Factors – Risks Inherent in an Investment in Units – Changes in Income Tax Laws" and "Industry and Environmental Regulation – Emission Limits"). In the event of legislative or regulatory changes, Keyera's ability to conduct business may be adversely affected which could thereby have a negative effect on cash available for distribution.

Debt Matters

Keyera relies on debt financing for some of its business activities, including capital and operating expenditures. The credit facilities are for a defined term and there are no assurances that Keyera will be able to refinance any or all of the facilities at their maturity. In addition, there are no assurances that Keyera will be able to comply at all times with the covenants applicable under these credit facilities. Any failure of Keyera to obtain refinancing or to comply with applicable covenants under its credit facilities could have a material adverse effect on Keyera's financial results, including its ability to maintain distributions to Unitholders. Further, any inability of Keyera to obtain new financing may limit its ability to support future growth. (See "Other Information Related to Keyera's Business – Borrowing")

Borrowings or additional borrowings made by or on behalf of Keyera will affect the leverage of the business. Interest and principal payments on such borrowings will take precedence over cash distributions to Unitholders and will increase the level of financial risk in the operations of Keyera. Keyera's short-term and long-term debt and the Debentures prohibit the payment of distributions at any time at which a default or event of default would exist under such debt, or if a default or event of default would exist as a result of making the distribution.

If Keyera is unable to refinance debt obligations at the time of maturity or is unable to refinance on equally favourable terms, the level of cash distributions to Unitholders may be affected. The revolving credit facilities are currently scheduled to mature in 2009, and a portion of the Senior Secured Notes matures in 2008.

Keyera believes that the existing credit facilities will be sufficient for its immediate requirements and has no reason to believe that it will not be able to renew its existing credit facilities on commercially reasonable terms.

However, there can be no assurance that the amounts will be adequate for further financial obligations or that additional funds will be able to be obtained.

Interest Rates

Keyera takes on interest rate risk in association with its debt financing. Amounts paid in respect of interest and principal on debt reduce cash flow available for distribution. Interest rates are influenced by Canadian and global economic conditions beyond Keyera's control. Floating rate debt obligations expose Keyera to changes in interest payments, which could have an adverse effect on Keyera's financial results, as variations in interest rates could result in changes in the amount required to be applied to debt service. As part of its efforts to mitigate the risk exposure associated with interest rate fluctuations, Keyera maintains a portfolio of debt of varying terms and monitors the balance of fixed and floating interest rates in its portfolio.

Foreign Exchange

Keyera takes on foreign exchange risk with respect to its purchase and sale of commodities and with respect to its U.S. investment and borrowings. For example, in Keyera's marketing business, commodity prices are often quoted in U.S. dollars and the price paid and received by it for these commodities is therefore affected by the Canadian – U.S. exchange rate which may fluctuate over time and such fluctuations could have an adverse effect on Keyera's financial condition. Keyera has no ability to control or influence foreign exchange rates. However, Keyera has adopted a risk management policy in relation to its marketing activities, including the exposure to foreign exchange risk arising from these activities. Keyera regularly measures, monitors and reports on these risks to its risk management committee. Keyera's facilities businesses, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign exchange risk.

Credit Exposure

Keyera takes on credit risk with respect to its fee for service business and the purchase and sale of commodities in its marketing business. In particular, Keyera is exposed to credit-related losses in the event that counterparties to contracts become insolvent or otherwise fail to fulfill their present or future financial obligations to Keyera. It is also possible that sales may be made in excess of established credit limits.

Keyera's risk management policy includes parameters with respect to the granting and monitoring of credit extended to customers. Credit exposure is regularly measured and reported on to Keyera's risk management committee. In addition, in Keyera's facilities business, the standard operating, transportation and processing agreements provide for an operator's lien on customer products transported or processed through Keyera's facilities. With respect to counter parties for financial instruments used for hedging purposes, credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and through application of Keyera's risk management policy. In spite of these measures, there is no guarantee that Keyera will not suffer losses as a result of this credit exposure, in which case its operations and financial results may be adversely affected.

Aboriginal Land Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of lands in western Canada. In some circumstances, aboriginal people claim the right to be consulted prior to resource development on provincial Crown lands. Such claims, if successful, could have a significant adverse effect on natural gas production in Alberta which in turn could have a material adverse effect on the volume of natural gas processed at Keyera's gas plants and of NGLs and other products transported in Keyera's pipelines.

To mitigate this risk, Keyera monitors developments that may affect activities around its facilities. As well, when appropriate, Keyera works, directly or indirectly, with aboriginal communities that have reserves or traditional lands that may be affected by construction or expansion projects. Keyera's recently completed pipeline construction project at the Caribou plant is an example of how Keyera, through its subcontractors, involved some of the adjacent aboriginal communities.

Expansion of Operations

Keyera's operations and expertise are currently focused on midstream oil and gas activities; however, in the future it is possible that Keyera could engage in other activities. The Fund Declaration of Trust permits Keyera to engage in activities other than its current core business areas, including but not limited to acquiring, developing and producing petroleum and natural gas reserves. Expansion of Keyera's business into new areas may present new risks or significantly increase the exposure to one or more of the existing risks, any of which may adversely affect Keyera's future operational and financial conditions (See also "Risk Factors - Risks Inherent in an Investment in Units – Changes in Income Tax Laws"). Keyera has developed criteria which it uses to evaluate any expansion opportunities. Expansion opportunities, whether within Keyera's core activities or into new activities, are carefully evaluated using this criteria.

Risks Inherent in an Investment in Units

Changes in Income Tax Laws

Income tax laws and administrative policies related to mutual fund trusts may be changed in a manner which adversely affects the Fund and/or the Unitholders.

On December 21, 2006, the Federal Minister of Finance released draft legislation to implement the October 31 Proposals. The October 31 Proposals, if enacted, may materially and adversely affect Keyera, its Unitholders and the value of the Units. It is expected that the October 31 Proposals, if enacted in their currently proposed form, will subject the Fund to trust level taxation beginning on January 1, 2011 (provided the Fund does not exceed the "normal growth" guidelines before that time) which could materially reduce the amount of cash flow available for distributions to Unitholders.

In the absence of final legislation implementing the October 31 Proposals, the implications are difficult to fully evaluate and no assurance can be provided as to the extent and timing of their application to Keyera and its Unitholders. According to the October 31 Proposals, commencing January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that are ordinary taxable income. For a Unitholder who is resident in Canada for the purposes of the Tax Act, the portion of Keyera's distributions which would otherwise be taxed as ordinary income will be treated as an eligible dividend for tax purposes. There will be no change in taxation of the portion of Keyera's distributions that are considered to be a return of capital or dividend income. Distributions to a Unitholder who is not resident in Canada or a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Taxation of Keyera's distributions in 2011 and beyond will depend upon the composition of its distributions which will vary depending on levels of profitability, capital expenditures and other factors. It is therefore not possible to accurately predict the tax treatment for future years.

The announcement of the October 31 Proposals has already had and may continue to have an adverse impact on the value of the Units. A reduction in the value of the Units may increase the cost to Keyera of raising capital in the public capital market. Further, the October 31 Proposals, if enacted, may substantially eliminate the competitive advantage Keyera currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, and may also place Keyera at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation.

The adverse tax consequences associated with the October 31 Proposals could be realized sooner than 2011 if the Fund were to exceed the "normal growth" guidelines issued by the Department of Finance (Canada) in December 2006. According to these "normal growth" guidelines, normal growth includes equity growth within certain "safe harbour" limits which are measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units).

Keyera does not believe that its near-term growth opportunities will be significantly limited by the "normal growth" guidelines. The Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Units, was approximately $1,310 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $524 million, and for

calendar years 2008, 2009 and 2010 is approximately $262 million per year (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

Keyera will be evaluating the options available to continue its practice of minimizing taxes payable by the Fund and its subsidiaries and enhancing value to Unitholders. For example, Keyera currently has unutilized tax pools and deductions consisting mostly of class 41 undepreciated capital costs available to reduce taxable income in future years. Keyera is also examining restructuring options, but at this time continues to believe that the income fund model is an appropriate vehicle given the nature of its business and investments. Keyera will take steps to position itself for the coming into force of the October 31 Proposals, but there can be no assurance that any such steps will reduce the expected impact of the October 31 Proposals.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed.

Nature of Units

The Units do not represent a direct investment in the business of the Partnership and its subsidiaries and should not be viewed by investors as units in the Partnership or its subsidiaries. The Units represent a fractional interest in the Fund. Corporate law does not govern the Fund or the right of Unitholders. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Further, trusts are not defined as recognized entities within the definitions of legislation such as the *Bankruptcy and Insolvency Act* (Canada) and the *Companies Creditors Arrangement Act* (Canada). As a result, in the event of an insolvency or restructuring, a Unitholders' position may be quite different than that of a shareholder of a corporation.

Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Keyera is not a trust company and, accordingly, is not registered under any trust and loan company legislation.

Cash Distributions Are Not Guaranteed

Cash distributions are not guaranteed and will fluctuate with the performance of the Partnership and its subsidiaries. The Board of Directors has the discretion to determine the amount of cash distributions to be paid to Unitholders each month. In determining the level of cash distributions, the Board of Directors will take into consideration current and expected future levels of earnings, operating cash flow, maintenance capital, growth capital expenditures, debt repayments, working capital requirements and other factors. Keyera's short and long term borrowings, as well as the Debentures, prohibit Keyera from paying distributions at any time at which a default or event of default would exist under such debt, or if a default or event of default would exist as a result of making the distribution. (See "Risk Factors – Risks Inherent in Keyera's Business – Debt Matters").

Because Keyera distributes the majority of its net cash flow to Unitholders, if external sources of capital, including borrowings and the issuance of additional Units, become limited or unavailable on commercially reasonable terms, Keyera's ability to make the necessary capital investments to maintain or expand its business may be impaired. The extent to which Keyera is required to use cash flow to finance capital expenditures or acquisitions, may reduce the level of cash flow available for distribution to Unitholders.

Dependence upon the Partnership

The Fund is entirely dependent upon the operations and assets of the Partnership and its subsidiaries. Accordingly, the distributions to the Unitholders are dependent upon the ability of the Partnership and its subsidiaries to generate cash flow.

Sales of Additional Units

The Fund may issue additional Units in the future. Such additional Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issuances. The Trustee has delegated to the Administrator power and discretion in connection with the price and the terms of issue of additional

Units. It is not possible to predict the size of future issuances of Units or the effect, if any, that future issuances of Units will have on the market price of the Units. Issuances of a substantial number of Units, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Units. As well, with any additional issuance of Units, Unitholders will experience dilution. The Fund expects to issue additional Units monthly under its DRIP. Under the reinvestment portion of the DRIP, Units are currently issued at a 3% discount to the prevailing market price.

Distribution of Units or CT Notes on Redemption or Termination of the Fund

It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. Securities which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances existing at that time. On termination of the Fund, the Trustee may distribute the securities directly to Unitholders, subject to obtaining all of the required regulatory approvals. (See "Capital Structure of the Fund"). In addition, there may be resale restrictions imposed by law upon the recipients of securities pursuant to the redemption right. The CT Notes will not be guaranteed by any other party, and the provisions governing an event of default under the CT Note Indenture and remedies available thereunder will not provide protection of the holders of CT Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its assets or obligations and that, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Fund's assets. The Fund Declaration of Trust further provides that the Trustee and the Fund shall make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Fund, or the Trustee on behalf of the Fund, a contractual provision to the effect that neither the Unitholders, nor the Trustee have any personal liability or obligations in respect thereof. There remains a risk that a Unitholder may be personally liable despite such a provision in the Fund Declaration of Trust or other agreements made by the Fund.

Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent possible, any material risk of liability to the Unitholders for claims against the Fund.

On July 11, 2004, the *Income Trusts Liability Act* (Alberta) the ("ITLA") came into force. The ITLA protects unitholders of Alberta income trusts, such as the Fund, from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA came into force. The liability protection afforded by the ITLA is largely untested and is subject to interpretation by courts in the Province of Alberta and elsewhere.

Risks Associated With the Level of Foreign Ownership

Currently, one of the conditions for the Fund to qualify as a mutual fund trust is that the Fund can not reasonably be considered to have been established or maintained primarily for the benefit of non-resident persons. The Fund Declaration of Trust contains a limitation on non-resident ownership which provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units outstanding (See "Capital Structure of the Fund - Limitation on Non-Resident Ownership"). The Fund Declaration of Trust provides powers to the Administrator to enforce this limitation. This limitation and the powers granted to the Administrator to enforce such limitation are contained in the Fund Declaration of Trust as one measure for ensuring that the Fund qualifies as a "mutual fund trust" under the Tax Act.

Pursuant to draft legislation released by the Department of Finance on September 16, 2004 to implement the proposals contained in the 2004 Budget, commencing January 1, 2005, this requirement would be changed to the requirement that not more than 50% (by value) of the outstanding Units of the Fund may at any time be owned by non-

resident persons or partnerships that are not Canadian partnerships (as defined in the Tax Act), or any combination thereof. If the proposed amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by non-residents, the Fund would thereafter cease to be a mutual fund trust. The proposed amendments do not currently provide any means of rectifying a loss of mutual fund trust status. The December 6, 2004 Notice of Ways and Means Motion to implement the proposals contained in the 2004 Budget did not contain this proposal. There can be no assurances that these proposals will not be reinstated.

As of the date hereof, there are no indications that the level of foreign ownership of Units exceeds the foregoing limitations, or that such situation is imminent. However, if in the future the Administrator becomes aware that the beneficial owners of at least 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the exercise of their powers to enforce such limitation may have an adverse effect on the market price of the Units.

Indemnity of Limited Partners

While the LP General Partner has agreed to indemnify the limited partners of the LP in certain circumstances, the LP General Partner may not have sufficient assets to honour such indemnification.

Mutual Fund Status

It is intended that the Fund continue to qualify as a mutual fund trust for the purposes of the Tax Act. The Fund may not, however, always be able to satisfy future requirements for the maintenance of mutual fund trust status. Should the status of the Fund as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Fund and Unitholders. Some of the significant consequences of the Fund losing mutual fund trust status are as follows:

- The Fund would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for certain Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- Units held by Unitholders that are non-residents of Canada would become taxable Canadian property. These non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Units held by them, subject to the application of an exemption under an income tax convention.

- The Units might not constitute qualified investments for Exempt Plans. If, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the Exempt Plan must pay a tax equal to 1% of the fair market value of the Units at the time the Units were acquired by the Exempt Plan. In addition, a trust governed by a registered retirement savings plan or a registered retirement income fund which holds Units that are not qualified investments will be subject to taxation on income attributable to the Units while they are non-qualified investments, including the full amount of any capital gain realized on a disposition of non-qualified Units. If a trust governed by a registered education savings plan holds Units that are not qualified investments, it may have its registration revoked by the Canada Revenue Agency.

The Fund may take certain measures in the future to the extent the Fund believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders.

Other Income Tax Matters

The Fund Declaration of Trust currently provides that a sufficient amount of the Fund's net income will be distributed each year to Unitholders in order to eliminate the Fund's liability for tax under Part I of the Tax Act. Where such amount of net income (including interest on the CT Notes) of the Fund in a taxation year exceeds the distributable cash flow in the year, such excess net income will be distributed to Unitholders in the form of additional Units. To the extent that Unitholders receive a distribution in the form of additional Units, Unitholders will generally be required to include an amount equal to the fair market value of those additional Units in their taxable income. If the October 31 Proposals are enacted, Keyera will no longer be able to eliminate the Fund's liability for tax under the Tax Act

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings or regulatory actions material to the Fund to which the Fund or its subsidiaries is a party, nor are there any such proceedings known to the Fund or its subsidiaries to be contemplated. No penalties or sanctions material to the Fund have been imposed by a court or regulatory body, nor has the Fund or its subsidiaries entered into a settlement agreement in relation to any securities legislation.

INTERESTS OF EXPERTS

Deloitte & Touche LLP ("D&T") is the independent auditor of the Fund and is independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario where transfers of securities may be recorded.

MATERIAL CONTRACTS

The following material contracts have been entered into on behalf of the Fund, the Commercial Trust, the LP or Keyera, as applicable.

1. Fund Declaration of Trust;
2. CT Declaration of Trust;
3. LP Agreement;
4. Partnership Agreement;
5. Administration Agreement;
6. CT Note Indenture; and
7. Debenture Indenture.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Units and Units authorized for issuance under the Fund's long-term incentive plan is contained in the Fund's information circular to be mailed to Unitholders in connection with the annual meeting of Unitholders to be held on June 6, 2007. Additional financial information is provided in the Fund's financial statements and Management's Discussion and Analysis for the year ended December 31, 2006.

SCHEDULE A
AUDIT COMMITTEE TERMS OF REFERENCE

A. Purpose

The purpose of the Audit Committee of the Board of Directors (the "Committee") is to assist the Board of Directors (the "Board") of Keyera Energy Management Ltd. (the "Corporation") in fulfilling its responsibilities in relation to financial matters with respect to the Corporation, Keyera Facilities Income Fund (the "Fund") and Keyera Energy Partnership (the "Partnership"). The Committee's role includes monitoring and overseeing the quality of the financial reporting and systems of internal control and the financial risk management of the Fund and the Partnership. The Committee shall serve as the ultimate authority to which the Fund's internal and external auditors are accountable.

B. Mandate

Management is responsible for preparing the interim and annual financial statements of the Fund and the Partnership and for maintaining systems of risk assessment, risk management and internal controls to provide reasonable assurance that assets are protected and that transactions are authorized, recorded, and reported properly. The Committee is responsible for reviewing and monitoring management's actions and for overseeing the work of the external auditor.

1. Financial Reporting. The Committee has responsibility for monitoring and reviewing financial reporting by the Fund. The Committee shall:

   (a) review with management and the external auditors the financial reporting of the Fund and the Partnership in connection with the annual audit and the preparation of financial statements, including, without limitation, the judgment of the external auditors as to the quality and appropriateness of the accounting principles as applied in that financial reporting;

   (b) receive the report of the external auditors on the annual financial statements of the Fund and the Partnership;

   (c) review with the external auditors, (i) the annual financial statements of the Fund and the Partnership; (ii) the audit of those financial statements; and (iii) the report of the external auditors thereon; in order to confirm that the external auditors are satisfied with the disclosure to them of appropriate information and the content of the financial statements;

   (d) review with management and make recommendations to the Board of Directors relating to (i) the audited annual financial statements of the Fund and the Partnership, and (ii) Management's Discussion and Analysis ("MD&A") in respect of the Fund's annual financial statements, and (iii) the accompanying report of the Chief Executive Officer and press release;

   (e) receive the report of the external auditors on the Fund's interim financial statements;

   (f) review with management and the external auditors (i) the Fund's interim financial statements, (ii) the review of those financial statements, and (iii) the auditor's report on their review and review with management the MD&A in relation thereto (along with the accompanying report of the Chief Executive Officer and press release) and make recommendations to the Board relating to the interim financial statements, MD&A and related documents;

   (g) review and make recommendations to the Board with respect to the Fund's Annual Information Form, Annual Report and Information Circular;

(h) review and make recommendations to the Board of Directors relating to any prospectus required to be filed in connection with an offering of securities by the Fund;

(i) receive a report from the general counsel each quarter and review with management, and, if necessary, the external auditors and legal counsel, any litigation, claim or contingency, including tax assessments (collectively "Claims"), that could have a material effect upon the financial position of the Fund and any of its subsidiaries, and the manner in which such Claims may be, or have been, disclosed in the financial statements;

(j) review with management accounting practices, policies, significant estimates and instances of management override of controls and the financial impact thereof; and

(k) review accounting, tax and financial aspects of the operations of the Fund and the Partnership as the Committee considers appropriate.

2. <u>Relationship with the External Auditors</u>. The Committee has responsibility for the relationship with the external auditors relating to audit, review and attest services. The Committee shall:

(a) subject to applicable law and the rights of shareholders and the Board, be directly responsible, for the appointment, compensation, and retention of the external auditors and oversight of their work relating to their audit (including resolution of disagreements between management and the external auditors regarding financial reporting), their preparation or issuance of an audit report, or their performance of other audit, review or attest services for the Fund or the Partnership;

(b) be responsible for requiring the external auditors to report directly to the Committee;

(c) review and approve the audit plans of the external auditors of Keyera and the Fund;

(d) meet separately with the external auditors to discuss matters of mutual interest, and to consider any matter that the external auditors recommend that the Committee bring to the attention of the full Board;

(e) pre-approve significant non-audit engagements, including audit-related activities and other services, of the external auditors and review the fees paid and other terms for these engagements;

(f) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Fund and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Fund and the Partnership, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(g) periodically consider whether external auditors should be precluded from providing non-audit services to the Fund and its affiliates; and

(h) determine whether restrictions should be placed on the recruitment by the Fund and its affiliates of employees and management from the external auditors.

3. <u>Internal Audit and Controls</u>. The Committee has an oversight responsibility for the design, maintenance and assessment of internal controls and the internal audit function by the Corporation's management. The Committee shall:

(a) oversee the internal audit function;

(b) review and consider, as appropriate, any significant reports and recommendations issued by the Fund, the Partnership or any external party relating to internal audit issues, together with management's response thereto;

(c) receive a report each quarter on management overrides of internal controls and review with management and the external auditors any issues arising from overrides;

(d) review with management, and the external auditors, the effectiveness of the disclosure controls and internal controls of the Fund and its affiliates, and review whether those controls are in compliance with legal and regulatory requirements and with the policies of the Fund and its affiliates;

(e) establish procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal controls or auditing matters, including the confidential, anonymous submission by employees of the Fund and its affiliates of concerns regarding illegal activity or questionable accounting or auditing matters;

(f) review with management the distribution policy, financial structure and financing strategy for the Fund and its affiliates;

(g) review with management, prior to consideration by the Board, the proposed appointment, re-assignment or removal of the Chief Financial Officer of the Corporation;

(h) review the adequacy of internal controls and procedures related to the expense accounts of officers of the Corporation at the level of Vice President and above, including officers' use of corporate assets, and consider the results of any reviews by the external auditors; and

(i) review the financial aspects of any transactions of the Fund or its affiliates that involve related parties (other than wholly-owned subsidiaries).

4. Risk Management. The Committee has a responsibility for monitoring and reviewing financial risk assessment and management programs. The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks; and

(c) review management's program to obtain appropriate insurance to mitigate risks.

C. Committee and Procedures

1. Composition of Committee. The Committee shall consist of not less than three and not more than six Directors, at least one-half of whom are resident Canadians (as defined in the Business Corporations Act (Alberta)), all of whom are independent of the Corporation, the Fund, and the Partnership, including any affiliates thereof, within the meaning of applicable laws, rules, policies, guidelines and requirements, as affirmatively determined by the Board. No Director who is an officer or employee (other than a non-executive chairman of the Board or similar officer) of the Corporation or of any affiliate of the Fund shall serve on the Committee. In addition, all members of the Committee shall be financially literate as determined by the Board from time to time. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Appointment of Committee Members. Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

3. Committee Chair. The Board shall appoint a Chair for the Committee.

4. Absence of Committee Chair. If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

5. Secretary of Committee. The Committee shall appoint a Secretary who need not be a Director of the Corporation.

6. Meetings. The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time. The Committee shall ensure that it meets the external auditors on a regular basis in the absence of management.

7. Quorum. A majority of the members of the Committee shall constitute a quorum.

8. Notice of Meetings. Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication) to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9. Attendance at Meetings. At the invitation of the Chair of the Committee, one or more officers of the Corporation may attend any meeting of the Committee. Any independent director may attend any meeting of the Committee.

10. Procedure, Records and Reporting. Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next quarterly meeting of the Board). The minutes of its meetings shall be distributed to all directors. All independent Directors shall be provided with access to any materials distributed to members of the Committee.

11. Assessment. The Audit Committee should assess from time to time its own performance, considering responsiveness to the Terms of Reference of the Audit Committee and the effectiveness of relationships and communications with management, the internal auditors, the external auditors and the Board of Directors.

12. Delegation. The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

13. Independent Advisors. The Committee has the authority to retain independent legal, compensation or other advisors to advise the Committee or a member of the Committee independently on any matter. The Committee (subject to the Board's oversight) has the authority to retain and terminate such advisors, including the authority to approve fees and other terms of the retainer.

14. Review of Terms of Reference. The Committee shall review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board.

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Keyera Facilities Income Fund

Fiscal year end date used to calculate capitalization: 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 60,930,753	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $21.16	
Market value of class or series	(i) X (ii) =	(A) $1,289,294,733
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A

Market value of other securities:

(See paragraph 2.11(b) of the Rule)		
(Provide details of how value was determined)		(C)
Convertible Debentures	$23,542,000 x 1.35	$31,781,700
(Repeat for each class or series of securities)		(D) N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$1,321,076,433

Participation Fee $29,700

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \text{N/A}$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) N/A

KEYERA ENERGY PARTNERSHIP

THIS AMENDED AND RESTATED GENERAL PARTNERSHIP AGREEMENT entered into as of the 1st day of January, 2006;

BETWEEN:

> **KEYERA FACILITIES LIMITED PARTNERSHIP (formerly known as "KeySpan Facilities Limited Partnership")**, a limited partnership established under the laws of the Province of Ontario ("LP")
>
> \- and -
>
> **KEYERA ENERGY MANAGEMENT LTD. (a corporation resulting from the amalgamation of Enerpro Midstream Corp. and Keyera Energy Management Ltd., formerly known as "KeySpan Canada Management Ltd.")**, a corporation amalgamated under the *Business Corporations Act* (Alberta) (the "Managing Partner")

WHEREAS KeySpan Energy Development Corporation and Gulf Midstream Services Limited entered into a Partnership Agreement dated as of December 1, 1998 (the "Partnership Agreement") providing for the formation of Gulf Midstream Services Partnership (the "Partnership");

AND WHEREAS the Partnership changed its name to KeySpan Energy Canada Partnership and then to Keyera Energy Partnership;

AND WHEREAS the former partners have transferred their interests in the Partnership, and new interests were issued, with the result that at December 31, 2005 the Partners of the Partnership were the LP, Enerpro Midstream Corp. and Keyera Energy Management Ltd. (formerly "Keyspan Canada Management Ltd.");

AND WHEREAS Enerpro Midstream Corp and Keyera Energy Management Ltd. have amalgamated on January 1, 2006, and the amalgamated corporation has contributed its Preferred Partnership Interest (as defined in the July 2, 2004 Partnership Agreement Amending Agreement) in the Partnership to the Partnership in return for the issuance of a Partnership Interest;

AND WHEREAS the Partnership Agreement has been amended and restated from time to time;

AND WHEREAS the parties desire to further amend and restate the Partnership Agreement to give effect to the transactions described above and to make further consequential amendments as set forth herein;

NOW THEREFORE in consideration of the provisions contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree to the following amendment and restatement of the Partnership Agreement.

ARTICLE 1
GENERAL TERMS

1.1 Partners, Formation, Name

The Partners are the Managing Partner and the LP. The Partnership was formed as a general partnership under the *Partnership Act* (Alberta) as of December 18, 1998, and was initially named Gulf Midstream Services Partnership. From October 18, 2000 through February 2, 2005, the name of the Partnership was KeySpan Energy Canada Partnership. Effective February 3, 2005, the name of the Partnership is Keyera Energy Partnership.

1.2 Principal Place of Business

The Partnership's principal office and place of business shall be 600 Sunlife Plaza West Tower, 144 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N4. The principal office and place of business may be changed from time to time, and other offices and places of business may be established from time to time, by the Managing Partner.

1.3 Term

The Partnership commenced its existence as of December 1, 1998 and shall continue until 21 years after the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 3, 2003, unless earlier dissolved by operation of law or in accordance with the provisions of this Agreement.

1.4 Purpose

The purpose of the Partnership (the "Purpose") shall be to:

(a) own, operate and manage the existing Partnership Assets and construct, acquire, own, operate and manage additional Partnership Assets as provided in Article 9;

(b) invest in, conduct and engage in the Business; and

(c) engage in any and all other lawful activities incidental, ancillary or related to the Business as the Managing Partner deems necessary or advisable, including without limiting the generality of the foregoing, the lending of funds to Affiliates of the Partnership.

1.5 Filings

The Managing Partner shall cause to be executed, filed and published all such certificates, notices, statements or other instruments, and amendments thereto under the laws of

the Province of Alberta and other applicable jurisdictions as it may deem necessary or advisable for the Purpose or the operation of the Partnership.

1.6 References to Dollar Amounts

All references herein to dollar amounts are in Canadian dollars.

1.7 Definitions

Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1.7. The singular shall include the plural and the masculine shall include the feminine and neuter, and vice versa. "Include" or "including" shall mean "including without limitation". Any reference to an agreement, instrument, statute or regulation shall include such agreement, instrument, statute or regulation as it may from time to time be amended, modified or supplemented in accordance with its terms, and any reference to a Person shall include such Person's permitted successors and assigns.

"**Act**" means the *Partnership Act (*Alberta).

"**Affiliate**" means, when used with reference to a specified Person, any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person.

"**Agreement**" means this Amended and Restated General Partnership Agreement including all exhibits and schedules hereto, as originally executed, as amended, modified or supplemented from time to time prior to the date hereof, as amended and restated hereby and as further amended, modified or supplemented from time to time;

"**Article**" means an Article of this Agreement.

"**Business**" means the business of (i) gathering, processing, transporting, buying, storing and selling petroleum, Natural Gas, Natural Gas Products, other related products, electricity and thermal energy, (ii) acquiring, developing and producing petroleum and natural gas reserves and other related products and (iii) such other business activities as the board of directors of the Managing Partner may determine including all activities ancillary or incidental thereto.

"**Business Day**" means any day on which banks are open for business in Calgary, Alberta.

"**Commercial Rate**" means the rate of interest per annum established from time to time by the Royal Bank of Canada as the prime rate used by it as a reference rate of interest for determining interest rates on Canadian dollar loans made by it in Canada.

"**Employee Expenses**" means all reasonable out-of-pocket expenses incurred by Managing Partner in connection with salary, wages, benefits, bonuses and other compensation (other than reimbursement for reasonable traveling or living expenses) paid to directors, officers or employees of the Managing Partner who have been engaged by

the Managing Partner in connection with the Business and/or any fees, bonuses or other compensation paid to independent contractors which might be engaged by the Managing Partner in connection with the Business.

"**Facilities**" means those gas processing plants, fractionation plants, pipelines, gathering systems and other equipment and facilities owned by the Partnership and such additional midstream equipment and facilities in which the Partnership may acquire or may have acquired interests from time to time pursuant to Article 9.

"**Facilities Agreements**" means the various agreements among the respective owners of the Facilities governing the ownership, operation and expansion thereof.

"**Facilities Interests**" means the undivided interests owned by the Partnership in the Facilities as of the date hereof, as such interests may from time to time be expanded or modified, together with such interests as the Partnership may from time to time acquire or may have acquired in additional Facilities pursuant to Article 9.

"**Fiscal Year**" has the meaning set forth in Section 5.1(b).

"**Fund**" means Keyera Facilities Income Fund (formerly "KeySpan Facilities Income Fund").

"**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time.

"**Interest**" means, in the context of "**a Partner's Interest**" or "**Partnership Interest**," the entire legal and equitable ownership interest of a Partner in the Partnership at any particular time or, in the context of a proposed Transfer of less than all of such ownership interest, all of the legal and equitable attributes of ownership with respect to such portion.

"**KEFL**" means Keyera Energy Facilities Limited (formerly "**KeySpan Energy Facilities Limited**").

"**KEL**" means Keyera Energy Ltd. (formerly "**KeySpan Energy Canada Company**" and "**KeySpan Energy Canada Inc.**").

"**Keyera Entities**" means the Partners, the Fund, Keyera Energy (CT) Ltd. (formerly "**KeySpan Canada (CT) Ltd.**"), Keyera Energy (LP) Ltd. (formerly "**KeySpan Canada (LP) Ltd.**"), KEFL, KEL and any other person controlled, directly or indirectly, from time to time by the Fund.

"**Liquidator**" has the meaning set forth in Section 10.3(b).

"**Management Fee**" has the meaning set forth in Section 6.3(b).

"**Natural Gas**" means natural gas which has been produced from a naturally occurring reservoir either prior to or after removal of Natural Gas Products therefrom.

"**Natural Gas Liquids**" means natural gas liquids consisting of any one of ethane, propane, butanes and condensates or a combination thereof.

"**Natural Gas Products**" means substances, other than methane, extracted from Natural Gas including sulphur and Natural Gas Liquids.

"**Partners**" means LP, the Managing Partner and such other Persons as are Partners in accordance with the provisions of this Agreement from time to time.

"**Partnership**" means the partnership formed pursuant to the Partnership Agreement and continued through prior amendments thereto and further continued pursuant to this Agreement.

"**Partnership Assets**" means the Facilities Interests, Facilities Agreements, contracts and other property, the shares of KEFL, the shares of KEL and all other assets and property, real or personal, tangible or intangible, that may from time to time be held by or on behalf of the Partnership.

"**Partnership Interest**" means, with respect to any Partner, the ratio (expressed as a percentage rounded to the nearest ten-thousandth of a percent) of such Partner's interest in the Partnership on such date to the aggregate interest in the Partnership of all Partners on such date. The Partnership Interest of each Partner as of the date of this Agreement is set forth on Schedule 1. The Partnership Interests of the Partners shown on Schedule 1 shall be amended from time to time by the Managing Partner as appropriate to reflect changes occurring pursuant to the terms of this Agreement. In the event all or any portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Partnership Interest of the transferor to the extent it relates to the transferred Interest.

"**Person**" includes an individual, sole proprietorship, partnership, limited partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative.

"**Pro-Rata**" and "**Pro-Rata Share**" mean, in respect of any Partner, a fractional share based on such Partner's Partnership Interest.

"**Purpose**" has the meaning set forth in Section 1.4.

"**Section**" means a Section of this Agreement, unless the context requires otherwise.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time.

"**Transfer**" means a sale, assignment, transfer, hypothecation, pledge, encumbrance, grant of a security interest or other disposition (whether as security or otherwise) of, or with respect to, all or part of a Partnership Interest.

"Transferring Partner" has the meaning set forth in Section 7.1

"Weighted Average Partnership Interest" means, in respect of a Partner for any period, the amount obtained by adding together the Partner's Partnership Interest at the end of each day of such period and dividing the resulting sum by the number of days in such period.

ARTICLE 2
CAPITALIZATION

2.1 Capital Contributions

(a) The Managing Partner shall cause the Partnership to pay all operating costs, expenses and liabilities from the Partnership's funds on hand and the Partnership's credit facilities. The Partners are not required to make any further capital contributions to the Partnership.

(b) Should the Managing Partner determine that it is in the best interests of the Partnership that its Partners invest additional capital in the Partnership as a contribution to Partnership Interests and any of them do not invest their pro rata share of such additional capital, then the respecting Partnership Interests of the Partners will be adjusted accordingly.

2.2 Loans and Withdrawals of Capital

(a) Loans

(i) General Rule. No Partner shall be required to lend or advance any money to or for the benefit of the Partnership.

(ii) Permitted Operating Loans. If (A) the Partnership's funds are insufficient to meet its operating costs, expenses, obligations or liabilities, and (B) the Partnership has been unsuccessful in obtaining necessary financing from third parties on terms which are satisfactory to the Managing Partner, any Partner may (but shall not be required to), with the approval of the Managing Partner, lend all or a portion of the amount of needed operating funds to the Partnership. In the event more than one Partner desires to loan or advance funds to the Partnership pursuant to this Section 2.2(a)(ii), each such Partner shall be entitled to provide to the Partnership such proportion of the necessary funds as such Partner's Partnership Interest bears to the Partnership Interests of all Partners who desire to participate. Any such loans shall (i) be unsecured, (ii) bear interest at a rate equal to the Commercial Rate, (iii) provide for repayments to be applied, first, to accrued interest and then to principal, and (iv) provide for repayment at the earliest possible time, prior to any distributions of cash flow to the Partners.

(b) Withdrawals. Except as expressly set forth herein or agreed to in writing by all of the Partners, no Partner has the right to withdraw any portion of its partnership capital.

2.3 No Interest on Capital Contributions

No Partner shall be entitled to receive any interest on the balance of its capital contributions.

ARTICLE 3
PARTICIPATION IN PROFITS AND LOSSES

3.1 Accounting Income

The net income or loss of the Partnership for accounting purposes for each calendar month shall be allocated among the Partners in accordance with their respective Weighted Average Partnership Interests for the calendar month.

3.2 Calculation of Income for Canadian Tax Purposes

The income of the Partnership in respect of a Fiscal Year for the purposes of the Tax Act (the "Partnership Income") shall be calculated in accordance with the following rules:

(a) The income of the Partnership for the Fiscal Year (the "Preliminary Income") shall be calculated in accordance with the Tax Act, prior to the deduction of:

(i) any amounts in respect of capital cost allowance under paragraph 20(1)(a) of the Tax Act; and

(ii) any amounts in respect of cumulative eligible capital under paragraph 20(1)(b) of the Tax Act,

and, for greater certainty, Preliminary Income shall include all dividends received by the Partnership and any taxable capital gains realized by the Partnership for such Fiscal Year.

(b) The Partnership shall deduct from the Preliminary Income such amounts of capital cost allowance and cumulative eligible capital under paragraphs 20(1)(a) and (b) of the Tax Act respectively, as is designated by the Managing Partner; provided that the amount so designated is in accordance with paragraphs 20(1)(a) and (b) of the Tax Act and shall be designated in an amount, to the extent possible, to minimize the taxable income (exclusive of dividends received by the Partnership and allocated to the Partners) of the Partners.

(c) Partnership Income for each Fiscal Year shall be allocated to the Partners in accordance with their respective Weighted Average Partnership Interest for such Fiscal Year.

(d) Any other amounts allocable for purposes of the Tax Act in any Fiscal Year will be allocated among the Partners in accordance with their respective Weighted Average Partnership Interest for such Fiscal Year.

(e) Notwithstanding the foregoing provisions of this Section 3.2, if, in any Fiscal Year, a Partnership Interest is transferred as a consequence of a winding-up, merger or amalgamation of a Partner, all amounts otherwise required to be allocated to the Transferring Partner pursuant to the terms of this Section 3.2 for such Fiscal Year shall be allocated to the Person to whom the Partnership Interest has been transferred.

ARTICLE 4
DISTRIBUTIONS

4.1 Cash Distributions

(a) Subject to Section 4.1(c), the Managing Partner will cause the Partnership to distribute to each Partner on the last business day of each month commencing June 30, 2003 their Pro Rata Share of distributable cash on such date as determined by the Managing Partner. Such distributions will be paid within 30 days following each month end and are intended to be paid on or about the 15th day of each month.

(b) The Partnership's distributable cash for each month will generally be all of its cash flow for such month (including dividends received from subsidiaries), after:

(i) satisfaction of its debt service obligations (principal and interest) and income tax and large corporations tax expenses;

(ii) satisfaction of funding requirements in respect of any anticipated reclamation or environmental expenses;

(iii) providing for maintenance capital expenditures;

(iv) satisfaction of its other expense obligations including amounts payable to the Managing Partner hereunder; and

(v) retaining reasonable reserves for administrative and other expense obligations and reasonable reserves for working capital and capital expenditures as may be considered appropriate by the Managing Partner.

(c) The Managing Partner may cause the Partnership to borrow funds from time to time to normalize monthly distributions of cash over a 12 month period.

4.2 Liquidating Distributions

Distributions to the Partners of cash or property arising from a liquidation of the Partnership shall be made in accordance with Section 10.3.

4.3 Other Distributions

Except as otherwise provided in this Agreement, no Partner shall be entitled to receive any distribution from the Partnership without the consent of the Managing Partner.

ARTICLE 5
ACCOUNTING AND RECORDS

5.1 Register, Accounting and Reporting

(a) The Managing Partner shall maintain or cause to be maintained such books as are necessary to record the names and addresses of the Partners, the capital contributions made by and Partnership Interests held by each Partner from time to time and particulars of Transfers.

(b) The Fiscal Year of the Partnership shall be the calendar year.

(c) Unless otherwise provided herein, the Partnership's books of account shall be maintained in accordance with GAAP.

(d) The Managing Partner shall appoint an independent firm of chartered accountants to be the auditor of the Partnership. The Managing Partner may, at any time and from time to time, change the auditor of the Partnership.

5.2 Books and Records and Inspection

(a) Books of Account and Records. Proper and complete records and books of account of the Partnership's business, including all such transactions and other matters as are usually entered into records and books of account maintained by Persons engaged in businesses of like character or as are required by law, shall be kept by the Managing Partner.

(b) Inspection. All books and records of the Partnership or of the Managing Partner that relate to the Partnership shall be open to inspection and copying upon at least one Business Day's prior written notice by any of the Partners or their representatives at any reasonable time during business hours and at such Partner's expense. Each Partner shall have the right to have such books and records examined or audited by the Partnership's auditor, or by an independent auditor selected by such Partner, at such times and in such manner as any such Partner shall reasonably request; provided, however, that, if such examination or audit shall be in addition to the annual audit of the Partnership's and the Managing Partner's books and records, the Partner requesting such examination or audit shall bear the fees and expenses of such examination or audit, including the costs associated with the services of any personnel of the Managing Partner assisting in such examination or audit, subject to the exception that, if any material inaccuracy in the Partnership's or the Managing Partner's books and records is discovered as the result of such examination or audit, the fees and expenses of the examination or audit shall be borne by the Partnership. The Managing Partner shall cause its

personnel to cooperate and lend all reasonable assistance to any Partner and its representatives (including any independent auditor) in the conduct of such inspection, examination or audit.

5.3 Financial Statements

Within 90 days after the end of each Fiscal Year, the Managing Partner shall cause to be furnished to each Partner financial statements with respect to the Fiscal Year, prepared in accordance with GAAP, consisting of (i) a balance sheet showing the Partnership's financial position as of the end of such Fiscal Year, (ii) supporting profit and loss statements, and (iii) a statement of cash flows for such Fiscal Year. The Managing Partner shall also prepare (or cause to be prepared) and transmit to each Partner periodic progress reports (including unaudited financial statements) on a quarterly basis within 45 days after the end of each fiscal quarter. The Managing Partner shall furnish such annual and quarterly statements in adequate time for public disclosure by the Fund if required by applicable law.

5.4 Tax Reporting

The Managing Partner shall forward necessary income tax reporting information to the Partners as soon as reasonably practicable, but in any event not later than 90 days following the end of each Fiscal Year.

ARTICLE 6
MANAGEMENT AND MANAGEMENT FEES

6.1 Managing Partner

(a) Managing Partner. The overall management and control of the Partnership shall be exercised by the Managing Partner.

(b) Former Management. All actions taken and all instruments and documents executed by the former managing partner of the Partnership and by the former Management Committee of the Partnership are ratified and confirmed and shall continue to be valid and binding on the Partnership.

6.2 Authority of Managing Partner

(a) General. The Managing Partner shall have responsibility for the overall management and control of both the policy and direction of the Partnership and the day-to-day affairs thereof. The rights, powers and authority of the Partners to manage the business and affairs of the Partnership conferred by law shall be exercised primarily through the Managing Partner as provided herein, and, except through authority expressly delegated by the Managing Partner, no other Partner shall have any control over the Partnership's business or affairs or the authority to take any action which binds the Partnership. Subject at all times to the Purpose and the terms and provisions hereof, the Managing Partner is hereby granted the right, power and authority to do on behalf of the Partnership all things which are necessary or desirable to carry out its duties and responsibilities hereunder,

including causing the Partnership to engage in any kind of activity and enter into and perform agreements of any kind necessary to, desirable for, or incidental to, the accomplishment of the Purpose (and to execute and deliver all instruments, certificates and other documents in connection therewith), so long as such activities and agreements may be lawfully carried on or performed by a general partnership under the laws of the Province of Alberta and all other applicable jurisdictions.

The Managing Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

(b) Execution of Documents. The Managing Partner, acting through its President or any other proper officer, or such other Person as may be specified by the Managing Partner, shall have the authority, in the name of and on behalf of the Partnership, to execute contracts, agreements, instruments, notes and other documents which are approved by the Managing Partner, including documents acquiring or conveying real or personal property, or creating a mortgage or security interest with respect to the Partnership Assets.

(c) Partnership Operations. The Managing Partner shall maintain the books and records of the Partnership, and be responsible for carrying out the day-to-day management of the affairs of the Partnership. From time to time, the Managing Partner shall adopt, modify and supplement rules and operating procedures consistent with this Agreement with respect to the operation and management of the Business, as it shall deem necessary or advisable. Neither the adoption of any rules and operating procedures in accordance with this Section 6.2(c) nor the adoption of any amendment or supplement thereto shall be deemed an amendment to this Agreement.

(d) Annual Budget. The annual capital and operating budgets for the Partnership shall include provision for reasonably anticipated required capital expenditures and any specific budgeted expenditures for amounts payable to the Managing Partner hereunder, and to the extent reasonably practicable, cash flow projections for the Partnership (the "Annual Budget").

(e) Employees. Unless the Managing Partner determines otherwise, the Managing Partner shall employ, retain, engage or dismiss from employment all employees or independent contractors necessary in the conduct of the Business, with the powers and duties, upon the terms and conditions and for the compensation as the Managing Partner may determine necessary or advisable for the purposes of conducting the Business.

6.3 Fees and Expenses of the Managing Partner

(a) The Partnership shall reimburse the Managing Partner for all Employee Expenses incurred by the Managing Partner in respect of such employees or independent

contractors retained pursuant to Section 6.2(e). The Managing Partner shall calculate the Employee Expenses for each month and by the 15th day of the month following the end of such month (or on such other basis as the parties may agree, but not less frequent than quarterly) invoice the Partnership in respect thereof.

(b) In consideration for all of the services rendered by the Managing Partner hereunder (other than the retention of employees or independent contractors pursuant to Section 6.2(e)), the Partnership shall pay a management fee on a monthly basis to the Managing Partner (the "Management Fee") plus applicable goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada). The Managing Partner shall set the Management Fee monthly in advance and invoice the Partnership in respect thereof on a monthly basis by the 15th day of each month during the term of this Agreement.

(c) The Managing Partner shall not be entitled to reimbursement for any expenses incurred in providing the services hereunder, other than reimbursement for Employee Expenses in accordance with Section 6.3(a).

(d) All amounts payable by the Partnership to the Managing Partner hereunder shall be paid by the Partnership not later than 30 days after receipt of an invoice in respect thereof.

6.4 Liability and Indemnification of Certain Persons

(a) No Partner or Affiliate of any Partner, nor any officer, director, shareholder, partner, employee or trustee of any of the foregoing, nor any person acting in a capacity similar to an officer, director, shareholder, partner, employee or trustee of any of the foregoing, nor any member of the board of directors of the Managing Partner shall be liable, responsible or accountable in damages or otherwise to the Partnership or any Partner for any act or omission performed or omitted (i) honestly and in good faith with a view to the best interests of the Partnership, a Partner or an Affiliate of a Partner (ii) in a manner reasonably believed by it not to be inconsistent with this Agreement, and (iii) in a manner not constituting willful misconduct, fraud or gross negligence.

(b) Each trustee, director and officer, and each former trustee, director and officer of each of the Keyera Entities and their respective heirs, successors and legal representatives (collectively the "Indemnified Parties") shall be entitled to be and shall be indemnified and reimbursed out of the Partnership Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon such Person in consequence of his or her performance of duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which such Person is made a party by reason of being or having been a trustee, director or officer of any of the Keyera Entities; provided that an

Indemnified Party shall not be indemnified out of the Partnership Assets in respect of such costs, charges and expenses that arise out of his or her failure to act honestly and in good faith with a view to the best interests of the Partnership or a Keyera Entity, or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Indemnified Party did not have reasonable grounds for believing his or her conduct was lawful. An Indemnified Party shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Partnership Assets.

6.5 Partnership Funds, Partnership Assets, Permits and Licenses

(a) The funds of the Partnership shall be deposited in such bank account or accounts, or invested in such interest-bearing or non-interest-bearing investments, as shall be designated by the Managing Partner in its sole discretion. All withdrawals from any such bank accounts shall be made by the Managing Partner or the duly authorized agent or agents of the Managing Partner.

(b) Legal title to the Partnership Assets, and permits and licenses relating to the assets and business of the Partnership may be held as bare legal trustee on behalf of the Partnership by and in the name of the Managing Partner, a subsidiary of the Partnership, or such other nominee as the Managing Partner shall determine.

6.6 Third-Party Dealings With Partners

Except as permitted by the Managing Partner or this Agreement, no Partner shall have any right or authority to take any action on behalf of the Partnership with respect to third parties.

ARTICLE 7
TRANSFERS OF PARTNERSHIP INTERESTS

7.1 Limitations on Right to Transfer Partnership Interest

(a) General. Subject to the prior approval of the other Partners (which shall not be unreasonably withheld), a Partner ("Transferring Partner") may Transfer all or any part of its Partnership Interest to any other Person.

(b) Continuity of Partnership. Any Transfer of a Partnership Interest and any admission of a new partner or partners to the Partnership shall not cause a dissolution of the Partnership.

7.2 Admission of Substitute and Additional Partners

Any Person who becomes a permitted transferee of all or part of an Interest of a Partner in accordance with Section 7.1 may be admitted to the Partnership as a substitute Partner in respect of the Interest so transferred. The Managing Partner may admit one or more additional Partners to the Partnership at any time, provided that such additional Partner(s) shall have complied with all of the requirements for the Transfer of a Partnership Interest.

ARTICLE 8
PARTNER DEFAULTS

8.1 Partner Default

For purposes of this Agreement, a "**Defaulting Partner**" shall mean any Partner which has defaulted in the performance of any material obligation under this Agreement or is in material breach of any covenant made herein, if such default or breach has continued uncured for a period of 30 days after the giving of notice to such Partner or, if such default is susceptible to cure, for such extended period as may reasonably be required by the Defaulting Partner, acting diligently, to effect a cure, but in no event longer than 90 days after the giving of such notice.

8.2 Consequences of Default

A Defaulting Partner shall continue to be a Partner and shall continue to be obligated to make all payments which such Partner is required to make to the Partnership or any Partner, if applicable; provided, however, that, unless and until such default shall be cured as provided in Section 8.3, no distributions shall be made to such Defaulting Partner under Article 4 hereof.

8.3 Cure

A Defaulting Partner shall be deemed to have cured all defaults under Section 8.1 when such Defaulting Partner has fulfilled its obligations upon which such default is predicated.

ARTICLE 9
EXPANSIONS

9.1 No Interest in Other Business Pursuits

Except as expressly provided in this Agreement, no Partner shall have the right, by virtue of this Agreement and the relationship created hereby, to any interest in any other venture or activity of any other Partner, or to the income or proceeds derived therefrom.

9.2 Investment in Expansions of the Business

The Partners intend, through the Partnership, to expand the Business, including the acquisition of additional interests in, and expansions of, the Facilities, the acquisition of interests in, and construction of, other facilities and assets and the acquisition, development and production of petroleum and natural gas reserves. To this end, the Partnership may actively pursue the identification, evaluation and development of expansion and investment opportunities for the Business.

9.3 Reserve Fund

The Partners agree that, in respect of anticipated future environmental costs and liabilities related to the Facilities, the Managing Partner shall, on behalf of the Partnership, (i) use reasonable efforts to establish and to fund through fees charged by the Partnership for that purpose, a reserve fund or funds for each Facility in respect of such costs and liabilities, or (ii)

take such other steps in respect of such costs and liabilities as the board of directors of the Managing Partner determines are appropriate.

ARTICLE 10
DISSOLUTION AND TERMINATION

10.1 No Termination

Except as expressly provided in this Agreement, no Partner shall have the right, and each Partner hereby agrees not, to dissolve, terminate or liquidate the Partnership. No Partner shall have the right, and each Partner hereby agrees not, to petition a court for the dissolution, termination or liquidation of the Partnership except as such rights are provided in this Agreement.

10.2 Events of Dissolution

The Partnership shall be dissolved upon the first to occur of the following:

(a) expiration of the term of the Partnership set forth in Section 1.3;

(b) the sale, exchange, condemnation or involuntary transfer of all or substantially all of the Partnership Assets, provided that this Section 10.2(b) shall not apply if part of the consideration received by the Partnership in connection with any such event includes deferred payment obligations and the Managing Partner reasonably determines that it is in the best interest of the Partners to keep the Partnership in existence for the sole purpose of collecting amounts payable under such obligations and distributing such amounts in accordance with the terms of this Agreement, upon the satisfaction of which obligations the Partnership shall dissolve;

(c) as determined by agreement of the Partners; or

(d) entry of a decree of judicial dissolution under the Act.

10.3 Procedures Upon Dissolution

(a) General. In the event the Partnership dissolves, it shall commence winding up pursuant to the applicable provisions of the Act and the procedures set forth in this Section 10.3. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, the business of the Partnership and the affairs of the Partners, as such, shall continue to be governed by this Agreement.

(b) Control of Winding Up. The winding up of the Partnership shall be conducted under the direction of the Managing Partner (hereinafter referred to as the "Liquidator"); provided, however, that any Partner who caused the dissolution of the Partnership in contravention of this Agreement shall not participate in the control of the winding up of the Partnership and provided further; that if the dissolution is caused by entry of a decree of judicial dissolution pursuant to

Section 10.2(d), the winding up shall be carried out in accordance with such decree.

(c) Manner of Winding Up. The Partnership shall engage in no further business following dissolution other than that necessary for the orderly winding up of the Business and distribution of Partnership Assets. The maintenance of offices shall not be deemed a continuation of business for purposes of this Section 10.3(c). Upon dissolution of the Partnership, the Liquidator shall determine the time, manner and terms of any sale or sales of Partnership property pursuant to such winding up, consistent with its fiduciary responsibility and having due regard to the activity and condition of the relevant market and general financial and economic conditions.

(d) Application of Partnership Assets. In the case of a dissolution of the Partnership, the Partnership Assets shall be applied as follows:

(i) Creditors. First, to payment of the liabilities of the Partnership owing to third parties (including Affiliates of the Partners) and to Partners. After payment of any such known liabilities, the Liquidator shall set up such reserves as are reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. Such reserves may be paid over by the Liquidator to an escrow holder or trustee, to be held in escrow or trust for the purpose of paying any such contingent or unforeseen liabilities or obligations, and, at the expiration of such period as the Liquidator may deem advisable, such reserves shall be distributed to the Partners or their assigns in the manner set forth below.

(ii) Partners. Second, to the Partners in accordance with their Partnership Interests.

10.4 Termination of Partnership

Upon the completion of the liquidation of the Partnership and the distribution of all Partnership Assets, the Partnership's affairs shall terminate and the Partners shall cause to be executed and filed a Declaration of Dissolution pursuant to the Act, and any and all other documents required to effectuate the termination of the Partnership.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1 Disclaimer of Agency

This Agreement does not create any partnership beyond the scope set forth herein, and except as otherwise expressly provided herein, this Agreement shall not constitute any Partner the legal representative or agent of the other, nor shall any Partner have the right or authority to assume, create or incur any liability or obligation, express or implied, against, in the name of or on behalf of any other Partner or the Partnership.

11.2 Amendment

Any amendment to this Agreement must be in writing and approved by each Partner.

11.3 Notices

Any written notice or communication to any of the Partners required or permitted under this Agreement shall be deemed to have been duly given and received (i) on the date of service, if served personally or sent by facsimile transmission (and confirmed by telephone) to the party to whom notice is to be given, or (ii) on the next day if sent by a nationally recognized courier for next day service and so addressed and if there is evidence of acceptance by receipt. Notices to the Partnership shall be similarly given, and addressed to it at its principal place of business.

(a) if to Keyera Facilities Limited Partnership

600 Sunlife Plaza, West Tower
144 - 4th Avenue SW
Calgary, Alberta
T2P 3N4
Telephone: (403) 205-7649
Telefax: (403) 205-8303
Attention: General Counsel

(b) if to Keyera Energy Management Ltd.

600 Sunlife Plaza, West Tower
144 - 4th Avenue SW
Calgary, Alberta
T2P 3N4
Telephone: (403) 205-7649
Telefax: (403) 205-8303
Attention: General Counsel

11.4 Consequential Damages

Neither the Partnership nor any Partner shall be liable to any other Partner or the Partnership for special, indirect or consequential damages resulting or arising out of this Agreement, including, without limiting the generality of the foregoing, loss or damage resulting from loss of use, revenue, profit or opportunity.

11.5 Counterparts

The Partners may execute this Agreement in two or more counterparts, which shall, in the aggregate, be signed by all the Partners; each counterpart shall be deemed an original instrument as against any Partner who has signed it.

11.6 Governing Law

The laws of the Province of Alberta and the federal laws of Canada applicable therein shall govern the construction, interpretation and effect of this Agreement, without regard to conflicts of law rules.

11.7 Binding Effect

This Agreement shall be binding on all successors and assigns of the Partners and inure to the benefit of the respective permitted successors and assigns of the Partners, except to the extent of any express contrary provision in this Agreement.

11.8 Partial Invalidity

If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the rest of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

11.9 Captions

Titles or captions of Sections or Articles contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

11.10 Entire Agreement

This instrument contains the entire agreement of the Partners relating to the rights granted and obligations assumed herein and therein. Any oral representations or modifications concerning this instrument shall be of no force or effect unless contained in a subsequent written modification signed by the party to be charged.

11.11 No Rights in Third Parties

The provisions of this Agreement are for the benefit of the Partnership and the Partners, and are not intended to be for the benefit of any Person to whom any debts, liabilities or obligations are owed, or who otherwise has any claim against the Partnership or any Partner, and no creditor or other Person shall obtain any rights under such provisions or solely by reason of such provisions shall be able to make any claims in respect of any debts, liabilities or obligations against the Partnership or any of the Partners.

11.12 No Right to Partition

No Partner shall have the right to bring an action for partition against the Partnership. Each of the Partners hereby irrevocably waives any and all rights which it may have to maintain an action to partition Partnership property or to compel any sale or transfer thereof.

11.13 No Title to Partnership Property

All property legally or beneficially owned by the Partnership, whether real, personal or mixed, and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually, shall have any separate ownership interest in such property.

11.14 Additional Documents

Each party hereto agrees to execute, with acknowledgement or affidavit, if required or deemed appropriate, any and all documents and writings which may be necessary or expedient in connection with the creation of the Partnership and the achievement of its Purpose, specifically including (i) such certificates and other documents as the Managing Partner deems necessary or appropriate to form, qualify or continue the Partnership as a general partnership in all jurisdictions in which the Partnership conducts or plans to conduct business and (ii) all such agreements, certificates, tax statements, tax returns and other documents as may be required of the Partnership or its Partners by the laws of any place in which the Partnership conducts or plans to conduct business, or any political subdivision or agency thereof.

11.15 Partners Not Named

Unless named in this Agreement, or unless admitted to the Partnership as a Partner, as provided in this Agreement, no Person shall be considered a Partner. The Partnership and the Managing Partner need deal only with Persons so named or admitted as Partners; provided, however, that any distribution by the Partnership to the Person shown on the Partnership records as a Partner or his legal representative or the assignee of the right to receive Partnership distributions as herein provided, shall relieve the Partnership and the Managing Partner of all liability to any other Person who may be interested in such distribution by reason of any other assignment by the Partner or by reason of his death, bankruptcy, incompetency, or for any other reason.

IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first above written.

KEYERA FACILITIES LIMITED PARTNERSHIP, by its Administrator, KEYERA ENERGY MANAGEMENT LTD.

Per: *"David G. Smith" (signed)*

KEYERA ENERGY MANAGEMENT LTD.

Per: *"David G. Smith" (signed)*

SCHEDULE 1

PERCENTAGE INTERESTS

PARTNER	PERCENTAGE INTERESTS
KEYERA FACILITIES LIMITED PARTNERSHIP	66.17%
KEYERA ENERGY MANAGEMENT LTD.	33.83%

KEYERA FACILITIES COMMERCIAL TRUST

AMENDED AND RESTATED

DECLARATION OF TRUST

May 30, 2003
as amended to January 1, 2006

TABLE OF CONTENTS

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KEYERA FACILITIES COMMERCIAL TRUST

THIS DECLARATION OF TRUST dated May 30, 2003 is hereby amended and restated as of the **[1st day of January 2006]**.

BETWEEN:

KEYERA ENERGY (CT) LTD., a corporation incorporated under the laws of the Province of Alberta, being the first trustee (the "**Initial Trustee**") of the trust constituted by this Declaration of Trust, and each person who after the date hereof becomes a trustee of the trust as herein provided (each person, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**"),

OF THE FIRST PART

\- and -

KEYERA ENERGY MANAGEMENT LTD., a corporation incorporated under the laws of the Province of Alberta, (hereinafter called the "**Initial Unitholder**") and all persons who after the date hereof become holders of units of the Trust ("**Units**") as herein provided (at any time, each person who is at that time a holder of a Unit as herein provided, hereinafter called a "**Unitholder**" and collectively, all such persons, hereinafter called "**Unitholders**"),

OF THE SECOND PART

WHEREAS the Trust constituted hereby was initially established under the name "KeySpan Facilities Commercial Trust" pursuant to a Declaration of Trust (the "**Initial Declaration of Trust**") dated May 30, 2003 between the Trustee and the Initial Unitholder;

AND WHEREAS for the purpose of settling the trust created hereunder, the Initial Unitholder paid to the Trustee an amount of $10.00 in lawful money of Canada (the "**Initial Contribution**");

AND WHEREAS the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions hereinafter set forth (the "**Trust**");

AND WHEREAS the names of the Keyera Entities (as herein defined), including the Trust, have changed;

AND WHEREAS it is desirable to amend the description of businesses in which it is permissible for the Trust to invest as set out herein;

AND WHEREAS the amendments to the Initial Declaration of Trust contained herein have been duly approved in accordance with the terms thereof;

NOW THEREFORE THIS DECLARATION WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee, as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust including the recitals hereto, the following terms shall have the following meanings:

(a) "**Administration Agreement**" means the agreement made as of May 30, 2003 and amended and restated as of January 1, 2006 among the Administrator, the Fund, the Trust and KLP pursuant to which the Administrator will provide certain administrative and support services to the Fund, the Trust and KLP, as such agreement may be amended, supplemented, restated or replaced from time to time;

(b) "**Administrator**" means Keyera Energy Management Ltd., and its successors and assigns as Administrator hereunder and under the Administration Agreement;

(c) "**affiliate**" means, when used with reference to a specified person, any person that directly or indirectly controls or is controlled by or is under common control with the specified person;

(d) "**Auditors**" means the firm of chartered accountants appointed as the auditor of the Trust from time to time in accordance with the provisions hereof and, initially, means Deloitte & Touche LLP, Chartered Accountants;

(e) "**Business Day**" means a day which is not a Saturday, Sunday, bank holiday or holiday in Calgary, Alberta;

(f) "**Cash Flow of the Trust**" shall be calculated in accordance with Section 5.1 and shall mean the amount so calculated;

(g) "**Closing**" means the completion of the issue by the Fund of trust units to the public pursuant to the Offering;

(h) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

(i) "**Date of Closing**" means the date on which Closing occurs;

(j) "**Distribution Payment Date**" in respect of a Distribution Period means the day which is the same as the Fund's distribution payment date pursuant to the Fund Declaration of Trust for that period;

(k) "**Distribution Period**" means each calendar month, or such other periods as may be hereafter determined from time to time by the Trustee, from and including the first day thereof and to and including the last day thereof;

(l) "**Distribution Record Date**" means the last Business Day of each Distribution Period;

(m) "**Fund**" means Keyera Facilities Income Fund;

(n) "**Fund Declaration of Trust**" means the declaration of trust by which the Fund is constituted, as the same may be amended from time to time;

(o) "**Fund Unit**" means a trust unit issued by the Fund;

(p) "**Income of the Trust**" has the meaning ascribed thereto in Section 5.2(a);

(q) "**Initial Contribution**" means the amount of $10.00 paid by the Initial Unitholder to the Trustee on the date hereof for the purpose of settling the trust constituted by the Trust;

(r) "**Initial Trustee**" means Keyera Energy (CT) Ltd.;

(s) "**KEP**" means Keyera Energy Partnership, a general partnership organized under the laws of Alberta;

(t) "**Keyera Entities**" means the Trust, the Trustee, KLP, Keyera GenPar, KEP, the Administrator, and any other person controlled, directly or indirectly, from time to time by the Fund;

(u) "**Keyera GenPar**" means Keyera Energy (LP) Ltd., the general partner of KLP;

(v) "**KLP**" means Keyera Facilities Limited Partnership, a limited partnership established under the laws of Ontario;

(w) "**Net Realized Capital Gains**" has the meaning ascribed thereto in Section 5.2(b);

(x) "**Non-resident**" has the meaning ascribed thereto in Section 11.4;

(y) "**Note Indenture**" means the agreement to be entered into between the Trust and a trust company pursuant to which the Notes will be issued and Note Indenture also means any subsequent agreement which may be entered into between a person and a trust company pursuant to which Notes are issued;

(z) "**Notes**" means the notes of the Trust issued pursuant to the Note Indenture to be designated as Series 1, Series 2 or Series 3 and Notes also means any unsecured subordinated notes of the Trust which may be subsequently issued by the Trust pursuant to the Note Indenture or otherwise;

(aa) "**Offering**" means the initial public offering of trust units of the Fund;

(bb) "**person**" means individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and government and agencies and political subdivisions thereof;

(cc) "**Redemption Price**" has the meaning ascribed thereto in Section 6.3(a);

(dd) "**Special Resolution**" has the meaning ascribed thereto in Section 10.6;

(ee) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.) c. 1, the Income Tax Regulations and the Income Tax Application Rules, as each may be amended from time to time;

(ff) "**this Declaration of Trust**", "**this Declaration**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(gg) "**Time of Closing**" means the time on the Date of Closing at which Closing occurs;

(hh) "**Trust**" means the trust constituted by this Declaration of Trust, as may be amended or restated from time to time;

(ii) "**Trust Assets**", at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustee on behalf of the Trust:

(i) the Initial Contribution;

(ii) all funds, securities or property derived from the issuance or sale of Units or other cash received by the Trust;

(iii) limited partnership interests in KLP;

(iv) any proceeds of disposition, maturity or redemption of any of the foregoing property; and

(v) all income, interest, dividends, distributions, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(jj) "**Trust Liabilities**" has the meaning ascribed thereto in Section 2.8(a);

(kk) "**Trustee**", at any time, means a person who is, in accordance with the provisions hereof, a trustee of the Trust at that time including, without limitation so long as it remains as trustee, the Initial Trustee;

(ll) "**Unit Certificate**" means a certificate, in a form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(mm) "**Unitholders**" means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Trustee or any transfer agent on behalf of the Trust; and

(nn) "**Units**" means units of the Trust.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Number and Gender

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

1.7 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.8 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Trust

The Trustee hereby declares and agrees to hold and administer the Trust Assets in trust for the use and benefit of the holders of Units, their successors, permitted assigns and personal representatives, and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

The Initial Unitholder hereby pays, concurrently with the execution of this Declaration of Trust, the Initial Contribution to the Trustee for the purpose of settling the Trust, and the Initial Unitholder is hereby issued one Unit in the Trust. Receipt of the Initial Contribution is hereby acknowledged by the Initial Trustee.

2.3 Name of Trust

(a) The Trust shall be known and designated as the "KEYERA FACILITIES COMMERCIAL TRUST" and, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust hereby created shall be located at 600, 144 – 4th Avenue SW, Calgary, Alberta, T2P 3N4 or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, limited purpose trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein. Except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the assets of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustee, or such other persons as the Trustee may determine, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.7 Unitholders Bound

This Declaration of Trust shall be binding upon all persons who become Unitholders from time to time. By acceptance of a Unit Certificate representing any Units upon the completion of a purchase of a Unit, the Unitholder thereof shall be deemed to agree to be bound, and shall be so bound, by this Declaration of Trust.

2.8 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person and no resort shall be had to, nor shall recourse or satisfaction be sought from the private property of any Unitholder for any liability whatsoever in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges,

conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustee or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(iv) any act or omission of the Trustee or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(v) any transaction entered into by the Trustee or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or

(vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the activities or affairs of the Trust

(collectively, "**Trust Liabilities**").

(b) No Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Units.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Trust shall be represented by the Units which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder.

(b) Subject to Section 6.4, each Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Income of the Trust, Net Realized

Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

3.2 Authorized Number of Units

The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units

(a) Units may be issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines and, without limiting the generality of the foregoing, the Trustee may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Units. Without limitation of the foregoing, the Trustee may create and issue rights, warrants (including so-called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration) or options to subscribe for Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustee may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustee may determine. A right, warrant or option shall not be a Unit and the holder thereof shall not be a Unitholder.

(b) Units are only to be issued as fully paid in money, property, including an obligation to pay consideration in instalments, or past services, and are not to be subject to future calls or assessments, except that Units to be issued under an offering may be issued for a consideration payable in instalments and the Trust may take a security interest over such Units for unpaid instalments.

3.4 No Fractional Units

Fractions of Units shall not be issued, except pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7. Fractions of Units will not be entitled to vote at meetings of Unitholders.

3.5 Re-Purchase of Initial Unit by Trust

Immediately after the Closing, the Trust will purchase the initial Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial Unit to the Trust, for a purchase price of $10.00 and, upon completion of such purchase and sale, the initial Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Units

Immediately after any *pro rata* distribution of additional Units to all holders of Units pursuant to Section 5.7, the number of the outstanding Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Units as such holder held before the distribution of additional Units. In this case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is a limited purpose trust and its operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of KLP and other corporations, partnerships, trusts or other persons involved in:

(i) gathering, processing, transporting, buying, storing and selling petroleum, natural gas, natural gas liquids, other hydrocarbon products, electricity, thermal energy and other related products;

(ii) acquiring, developing and producing petroleum and natural gas reserves and other related products, and

(iii) businesses or activities ancillary or incidental to the foregoing,

and such other investments as the Trustee may determine;

(b) temporarily holding cash in interest bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses, if any, of the Trust, paying amounts payable by the Trust in connection with the redemption or repurchase of any Units, and making distributions to holders of Units;

(c) issuing Units, Notes and other securities of the Trust, for the purposes of:

(i) obtaining funds to conduct the activities described in paragraph (a), above, including raising funds for further acquisitions;

(ii) making non-cash distributions to holders of Units as contemplated by this Declaration of Trust; and

(iii) repaying of any indebtedness or borrowings of the Trust;

(d) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Section 4.1(a) above and entering into hedging arrangements in relation thereto;

(e) guaranteeing the obligations of any of the Keyera Entities pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business or the business of any other Keyera Entity;

(f) granting security in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust, including its obligations under any guarantee;

(g) repurchasing or redeeming securities of the Trust, including Units, subject to the provisions of this Declaration of Trust and applicable law;

(h) carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by this Declaration of Trust;

(i) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (h) inclusive; and

(j) undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time.

4.2 Investment of Proceeds of Offering

At and immediately after the Time of Closing, the Trust shall use the proceeds from the sale of Units and Notes issued thereat, to subscribe for and acquire limited partnership units of KLP which proceeds will ultimately be applied to acquire partnership units of KEP.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article 5 hereof, the Trustee is hereby authorized and, where prudent to do so, shall invest such monies in: (i) obligations issued or guaranteed by the Government of Canada or a province of Canada or any agency or instrumentality thereof; (ii) short term commercial paper obligations of a

corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.; or (iii) term deposits, interest-bearing accounts, certificates of deposit or banker's acceptances issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks. For the purpose hereof, "short term" shall mean having a date of maturity or call for payment not more than 60 days from the date on which the investment is made.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Cash Flow of the Trust

The Cash Flow of the Trust, for, or in respect of, any Distribution Period, shall be:

(a) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness;

(b) plus the proceeds of any issuance of Units, Notes or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose;

(c) less all amounts which relate to the redemption of Units or Notes and which have become payable in cash by the Trust in such Distribution Period and any expenses of the Trust, if any, in such Distribution Period; and

(d) less all interest payments made on the Notes in such Distribution Period.

5.2 Computation of Income and Net Realized Capital Gains

(a) The Income of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustee in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Units or Notes and such other amounts as may be determined in the discretion of the Trustee; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds (i) the aggregate of the capital losses of the Trust in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Units pursuant to Article 6 and/or as a result of a redemption of Notes pursuant to the Note Indenture, and (iii) the amount determined by the

Trustee in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year.

5.3 Distributions of Cash Flow of the Trust

The Trustee shall, on or before each Distribution Record Date, declare payable to the holders of Units on such Distribution Record Date, all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) shall be determined by dividing such amount by the number of issued and outstanding Units on such Distribution Record Date. The share of such Cash Flow of the Trust (or portion thereof declared payable) attributable to each holder of Trust Units shall be an amount equal to the proportionate share for each Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) multiplied by the number of Units owned of record by each such holder of Units on such Distribution Record Date. Subject to Section 5.7, Cash Flow of the Trust which has been declared to be payable to holders of Units in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to holders of Units pursuant to Section 5.3, the Trustee may declare to be payable and make distributions to holders of Units, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to holders of Units all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to holders of Units of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such amount multiplied by the number of Units owned of record by such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to holders of Units pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

(d) In addition to the distributions which are made payable to Unitholder, the Trustee may designate any capital gain realized by the Trust as a result of the redemption of Units pursuant to Section 6.4 to the redeeming holders of Units in accordance with that Section.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to holders of Units for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations (or designated in respect of the Trust where the Trust is a beneficiary of another trust), net capital gains realized by the Trust in the year (or designated in respect of the Trust where the Trust is a beneficiary of another trust) and foreign source income of the Trust for the year, as well as elect under Subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to such Unitholders. Distributions payable to holders of Trust Units pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the nontaxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

Subject to Section 2.8(c), for greater certainty, it is hereby declared that each holder of Units shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

(a) Where the Trustee determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustee, include the issuance of additional Units (or fractions of Units) or Notes if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) The value of each Unit or Note which is issued pursuant to Section 5.7(a) shall be, in the case of the Units, the Redemption Price and, in the case of the Notes, the Redemption Amount (as defined in the Note Indenture).

5.8 Withholding Taxes

The Trustee may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

5.10 Additional Distributions

Notwithstanding the foregoing, for so long as there is only one Unitholder, the Trustee may make distributions to Unitholders on such basis as the Trustee may determine from time to time.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption

Each holder of Units shall be entitled to require the Trust to redeem at any time or from time to time at the demand of such Unitholder all or any part of the Units registered in the name of such Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise the right of a holder of Units to require redemption of Units under this Article 6, a duly completed and properly executed notice requesting that the Trust redeem Units, in a form reasonably acceptable to the Trustee, specifying the number of Units to be so redeemed, shall be sent by the holder of Units to the

Trust at the head office of the Trust, together with the Unit Certificates representing the Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Units together with the Unit Certificates representing the Units to be redeemed, the holder of Units shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the holders of Units of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has, to its satisfaction, received the notice and other required documents or evidence as aforesaid.

(c) The Trust shall also be entitled to call for redemption, at any time, all or part of the outstanding Units registered in the name of holders other than the Fund at the Redemption Price specified in Section 6.3 for each Unit called for redemption, calculated with reference to the date the Trustee approved the redemption of the said Units.

6.3 Cash Redemption

Subject to Section 6.4, upon receipt by the Trust of the notice to redeem Units in accordance with Section 6.2 together with the Unit Certificates representing the Units to be redeemed, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "**Redemption Price**") equal to:

$$\frac{(A \times B) - C}{D}$$

where:

A = the cash redemption price per unit of the Fund calculated as of the close of business on the date the Units were so tendered for redemption by a Unitholder;

B = the aggregate number of units of the Fund outstanding as of the close of business on the date the Units were so tendered for redemption by a Unitholder;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Fund (including the Notes) and the fair market value of any other assets or investments held by the Fund

(other than Units) as of the close of business on the date the Units were so tendered for redemption by a Unitholder; and

D = the aggregate number of Units outstanding as of the close of business on the date the Units were so tendered for redemption by a Unitholder.

6.4 In Specie Redemption

The Trustee may, in its discretion, pay some or all of the Redemption Price per Unit to the holders of Units to be redeemed, subject to receipt of all necessary regulatory approvals (which the Trust shall use reasonable commercial efforts to obtain forthwith), by way of a distribution of Notes (Series 2) with an aggregate value (as determined by the Trustee) equal to the aggregate Redemption Price payable.

6.5 Payment of Redemption Price

The Redemption Price payable in respect of the Units tendered or called for redemption shall be paid:

(a) in the case of Units tendered for redemption by a Unitholder pursuant to Section 6.2, at the option of the Trustee, (i) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are to be redeemed, (ii) by the issuance to or to the order of the Unitholder whose Units are to be redeemed of such aggregate amount of Notes (Series 2) as is equal to the aggregate Redemption Price payable to such Unitholder rounded down to the nearest $100, with the balance of any such aggregate Redemption Price not paid in Notes (Series 2) to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such Unitholder, or (iii) by any combination of payment in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Trustee shall determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Units were so tendered for redemption; provided, however, that a Unitholder whose Units are to be redeemed may elect, at any time prior to the payment of the Redemption Price, to receive Notes (Series 2), pursuant to clause (ii) above in this Section 6.2(a), in the place of all or part of a payment pursuant to clause (i) or (ii) above in this Section 6.5(a) of the cash otherwise payable, the amount of such Notes (Series 2) payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $100; and

(b) in the case of Units called for redemption by the Trust pursuant to Section 6.2(c), in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are to be redeemed, such payment to be made upon presentation and surrender of the Units so called for redemption at the head office

of the Trust or at such other place as may be specified in the notice calling such Units for redemption.

Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque or Notes (Series 2) or both (as the case may be), in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed to the extent of the amount of such cheque and/or Notes (Series 2).

6.6 Purchase for Cancellation

The Trust may from time to time purchase by cheque in immediately available funds for cancellation some or all of the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or pursuant to tenders received by the Trust, provided in each case the Trustee has determined such purchases are in the best interests of the Trust.

6.7 Cancellation of all Redeemed or Purchased Trust Units

All Units which are redeemed or purchased for cancellation under this Article 6 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
THE TRUSTEE

7.1 Number and Term

There shall be one Trustee. The Initial Trustee is hereby appointed as the Trustee commencing on the date hereof. The term of office of the Trustee shall continue until the earlier of the date of the termination of the Trust, the effective date of the Trustee's resignation in accordance with Section 7.3, the effective date of the removal of the Trustee by the Unitholders in accordance with Section 7.3 or the effective date of the removal of the Trustee by the Administrator in accordance with Section 7.3.

7.2 Qualifications of Trustee

The Trustee shall be a body corporate which shall at all times during which it is the Trustee:

(a) be incorporated under the laws of Canada or a province thereof; and

(b) be resident in Canada for the purposes of the Tax Act.

7.3 Resignation and Removal of the Trustee

The Trustee may resign its trust hereunder by giving to the Initial Unitholder or to the Administrator thirty (30) days written notice. The Trustee may be removed at any time with or without cause by resolution approved by a majority of the votes cast at a meeting of Unitholders or by resolution in writing in the manner set out in Section 10.10. The Trustee may also be removed at any time by the Administrator by notice in writing to the Trustee if, at any time:

(a) the Trustee no longer satisfies all the requirements of Section 7.2;

(b) the Trustee shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, to wind-up its affairs;

(c) the assets of the Trustee, or a substantial part thereof, shall otherwise become subject to seizure or confiscation; or

(d) the Trustee shall otherwise become incapable of performing its responsibilities under this Declaration of Trust.

Any such resignation or removal shall take effect on the earlier of 30 days after the date such resignation is duly given, such resolution is approved by a majority of the votes cast at a meeting of Unitholders, such written resolution is approved in the manner set out in Section 10.10., or such notice of the Administrator is given, as the case may be, and the date a successor Trustee is appointed. If no successor Trustee has been appointed within 10 days of such notice of resignation or resolution or notice of the Administrator, as the case may be, any Unitholder, the Administrator or any other interested person may apply to a court of competent jurisdiction for the appointment of a successor.

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder;

(b) execute and deliver such documents as the Administrator shall reasonably require for the conveyance of any Trust Assets held in the Trustee's name; and

(c) account to the Administrator, as the Administrator may require, for all property which the Trustee holds as Trustee.

Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 8.7. which accrued prior to its vacation of the office of Trustee.

7.4 Appointment of the Trustee

The appointment of a Trustee to replace a Trustee resigning or being removed shall be by resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 10.10, failing which a replacement Trustee may be appointed by the Court pursuant to Section 7.3. The appointment of such a Trustee shall not become effective unless and until such person has, either before or after such election or appointment, executed and delivered to the Trust an acceptance substantially as follows:

"To: Keyera Facilities Commercial Trust

And to: The Administrator thereof

The undersigned hereby accepts its appointment as the Trustee of the Trust and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's appointment as the Trustee of the Trust, to thereby become a party, as the Trustee, to the Declaration of Trust made as of May 30, 2003, as amended, supplemented or restated from time to time, constituting the Trust.

Dated: ______________, _______

____
[Print Name]

____
[Signature]"

Upon the later of a person being appointed the Trustee hereunder and executing and delivering to the Trust an acceptance substantially as set forth above, such person shall become the Trustee hereunder and shall be deemed to be a party (as the Trustee) to this Declaration of Trust.

7.5 Vacancies

No vacancy in the office of the Trustee shall operate to annul this Declaration of Trust or affect the continuity of the Trust.

7.6 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the Trust and to have the title to the Trust Assets and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 7.3 or otherwise.

7.7 Compensation and Other Remuneration

The Trustee shall be entitled to receive for its services as Trustee such reasonable compensation as shall be negotiated between the Administrator, on behalf of the Trust, and the Trustee, as well as reimbursement of the Trustee's out-of-pocket expenses incurred in acting as the Trustee. The Trustee, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as the transfer agent of the Trust.

7.8 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

The Trustee, subject to the specific limitations contained in this Declaration of Trust, shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustee were the sole and absolute beneficial owner of the Trust Assets in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to Section 8.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee. To the maximum extent permitted by law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. The Trustee is authorized to, and shall, enter into the Administration Agreement.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust or contracts or obligations of the Trustee or the Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustee in such manner and upon such terms and conditions as it may from time to time determine proper including the powers and authorities to do the following or to cause the same to be done:

(a) supervise the activities and manage the investments and conduct the affairs of the Trust;

(b) maintain records and provide reports to Unitholders;

(c) collect, sue for and receive all sums of money due to the Trust;

(d) to declare and effect payment of distributions to the holders of Units as provided in Article 5;

(e) issue, redeem, make payments in respect of and otherwise deal with the Notes in the manner provided for in the Note Indenture;

(f) invest funds of the Trust as provided in Article 4;

(g) if the Trustee becomes aware by written notice that the beneficial owners of 49% of the Units then outstanding are, or may be, Non-residents or that such situation is imminent, the Trustee shall ensure that the limitations on non-resident ownership as provided in Section 11.4 are met;

(h) subject to the provisions hereof, possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities forming part of the Trust Assets, including but not limited to the limited partnership units of KLP, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) except as prohibited by law, delegate any of the powers and duties of the Trustee to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the Administrator) without liability to the Trustee, except as provided in this Declaration of Trust and may, from time to time, change the Administrator;

(k) engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets, the Trust Liabilities or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(l) arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of the Keyera Entities and/or any or all of the Trustee or the

Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(m) cause legal title to any of the Trust Assets to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than the Trustee or the Trust, the Trustee shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(n) issue Units, Notes or other securities, for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of the Declaration of Trust;

(o) provide, and comply with, undertakings to securities regulatory authorities required to be given in connection with public offerings of Fund Units;

(p) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party including, but not limited to, the Administration Agreement;

(q) in addition to the mandatory indemnification provided for in Section 8.7 and to the extent permitted by law, indemnify or enter into agreements with respect to the indemnification of any person with whom the Trust has dealings including, without limitation, the Trustee;

(r) with the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws consistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(s) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or to finance other expenses incurred in connection with the Trust and, for such purposes, draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or in Trust Assets or engage in any other means of financing the Trust;

(t) pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, or undertaking or income of the Trust, or imposed upon or against the

Trust Assets, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(u) guarantee the obligations of any of the Keyera Entities pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business or the business of any other Keyera Entity;

(v) subordinate obligations owed to the Trust by any of the Keyera Entities to any other obligation incurred by such entity in good faith for the purpose of carrying on its business or the business of any other Keyera Entity;

(w) grant security, in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust, including its obligations under any guarantee;

(x) approve the form of and sign the Unit Certificates or other securities issued by the Trust; and

(y) do all such other acts and things which the Trustee is authorized to do under the Declaration of Trust and all other acts and things as are incidental or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

The Trustee shall, except as may be prohibited by law, have the right to delegate authority for the above-referenced matters to a manager or administrator where the Trustee determines in its sole discretion that such delegation is desirable to effect the administration of the duties of the Trustee under the Declaration of Trust.

8.3 Restrictions

Notwithstanding Section 8.2, the Trustee may not under any circumstances vote any securities held as part of the Trust Assets to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of KLP or KEP, except in conjunction with an internal reorganization or the granting of security in accordance with Section 8.2(w);

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving KLP or KEP, except in conjunction with an internal reorganization;

(c) the winding-up, liquidation or dissolution of KLP or KEP prior to the end of the term of the Trust; or

(d) any material amendment to the limited partnership agreement by which KLP is created or the partnership agreement governing KEP in a manner prejudicial to the Trust,

without the approval of Unitholders pursuant to a Special Resolution or a resolution in writing in accordance with Section 10.10.

8.4 Banking

The banking activities of the Trust, or any part thereof, including, without limitation, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by one or more officers of the Trust or of a Keyera Entity as the Trustee may designate, appoint or authorize from time to time.

8.5 Standard of Care and Duties

The Trustee shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustee shall not be liable in carrying out its duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustee provided as aforesaid are intended to be equivalent to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, the Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the investments or business or affairs of the Trust.

8.6 Limitations on Liability of Trustee

(a) Except in the event of a breach of the standard of care, diligence and skill set forth in Section 8.5, the Trustee shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie*, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in

any way any former trustee to redress any breach of trust or any failure by KLP to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 8.5 hereof, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b) Subject to the standard of care set forth in Section 8.5, none of the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with Trust Assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust Assets to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

8.7 Indemnification of Trustee

The Trustee and each former Trustee shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon such Person in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which such Person is made a party by reason of being or having been a Trustee or, at the request of the Trust, a trustee, director or officer of any Keyera Entity; provided that a Trustee or former Trustee, shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges, in respect of such costs, charges and expenses that arise out of or as a result or in the course of its failure to act honestly and in good faith with a view to the best interests of the Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee did not have reasonable grounds for believing its conduct was lawful. A Trustee or former Trustee shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or former Trustee shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

8.8 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the Trust or the Trustee or the Administrator on behalf of the Trust, the Trustee or the Administrator and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that none of the Unitholders and the Trustee or the Administrator shall have any personal liability or obligations in respect thereof. The omission of such statement from any such document or instrument shall not render the Trustee, the Administrator or the Unitholders liable to any person, nor shall the Trustee, the Administrator or the Unitholders be liable for such omission. If, notwithstanding this provision, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, the Administrator or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

8.9 Conflicts of Interest

(a) A director or officer of the Trustee or of the Trust who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Trust shall disclose in writing to the Trust the nature and extent of such interest, and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to remuneration as a Trustee, director or officer, one for indemnity or insurance, or one with the Fund, any of the Keyera Entities, or any other affiliate of the Trust, and, for greater certainty, a Trustee complying with this Section 8.9 shall not be subject to any liability to the Trust or the Unitholders with respect to such contract or proposed material contract as aforesaid.

(b) Subject to Section 8.9(a), the Trustee, in its personal capacity or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into any financial transactions with the Trust without being liable to account for any profit made thereby.

8.10 Conditions Precedent

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustee, acting reasonably.

ARTICLE 9
AMENDMENT

9.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution (provided that the Fund, as Unitholder, proceeds in accordance with the Fund Declaration of Trust); provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) in a manner which, in the written opinion of counsel to the Trustee, provide additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in this Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) in a manner which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws; or

(e) to change the *situs* of, or the laws governing, the Trust which in the opinion of the Trustee is desireable in order to provide Unitholders with the benefit of any legislation limiting their liability;

but notwithstanding the foregoing, no such amendment shall modify the voting rights of any Unit or reduce the fractional undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 9.1 without the consent of the holders of all of the Units then outstanding.

9.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 9.1, and in any event not later than the date the Trust is required to provide the financial disclosure in Section 14.7, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustee. The business transacted at such meetings shall include the presentation of the financial statements of the Trust for the immediately preceding year, the appointment of Auditors for the ensuing year in accordance with Article 15, and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10 or as the Trustee may determine or as may be properly brought before the meeting. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate Units then outstanding carrying not less than 10% of the votes, such request specifying in reasonable detail the business proposed to be transacted at the meeting. The chair of any annual or special meeting shall be appointed as chair of the meeting by the Unitholders present. In addition to the Unitholders, the Trustee, the Auditors and any other person approved by the Trustee, the chair of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting may attend meetings of the Unitholders.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 10.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 10.2, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of one or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attached to all outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 7 days later and to such place and time as may be appointed by the chair

of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders then present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Unit shall entitle the holder or holders of that Unit on a poll vote at any meeting of Unitholders to the voting rights set out herein. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Units entitled to vote thereat may vote by proxy and a proxyholder need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Trustee or a transfer agent of the Trust for verification at least 24 hours prior to the commencement of such meeting. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

10.5 Resolutions Binding the Trustee

Unitholders shall be entitled to pass resolutions that will bind the Trust only with respect to the following matters:

(a) the removal or appointment of a Trustee as provided in Article 7;

(b) the appointment, waiver of appointment or removal of Auditors as provided in Article 15;

(c) the appointment of an inspector as provided in Section 10.9;

(d) amendments of this Declaration of Trust as provided in Section 9.1;

(e) the termination of the Trust as provided in Section 12.2;

(f) the sale of all or substantially all of the Trust Assets;

(g) the exercise of voting rights attached to voting securities held by the Trust as provided in Section 8.2(h) other than the exercise of voting rights attached to securities held by the Trust in relation to those matters which are subject to Section 8.3;

(h) the matters set forth in Section 8.3, including the exercise of any voting rights attached to securities held by the Trust in relation to those matters; and

(i) the dissolution of the Trust prior to the end of its term.

Except with respect to the above matters set out in this Section 10.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter on which Unitholder approval is required under this Declaration of Trust shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Sections 10.5(a), 10.5(b) and 10.5 (g) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders represented at the meeting.

10.6 Meaning of "Special Resolution"

(a) The expression "**Special Resolution**" when used in this Declaration of Trust means, subject to this Article 10, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article 10 and passed by the affirmative votes of the holders of votes attached to more than 66 2/3% of the Units represented at the meeting and voted on a poll upon such resolution.

(b) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

10.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or a transfer agent for the Trust for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only the new certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling Unitholders to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust or any Keyera Entity shall be disregarded, except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee know are so owned shall be so disregarded; and

(ii) Units so owned which have been pledged in good faith other than to the Trust or any Keyera Entity shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such

Units in his or her discretion free from the control of the Trust or any Keyera Entity; and

(c) for the purposes of Section 10.7(b), the Trust shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Trust or any Keyera Entity. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of any such parties.

10.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 10 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 10.2.

10.9 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the votes attached to Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee of its responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. Any such inspector shall on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and the Keyera Entities, (ii) the Trustee, directors, officers and senior management of the Trust and the Keyera Entities, and (iii) such financial and operating data and other information with respect to the Trust and the Keyera Entities as the inspector may reasonably request.

10.10 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 66 2/3% votes attached to outstanding Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 10.5 or 10.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

11.1 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Unit Certificates shall be issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event that any Unit Certificate is translated into the French language and any provision of any Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee. The signature of the Trustee required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If a Unit Certificate contains a printed or mechanically produced signature of any person, then the Trust may issue the Unit Certificate even though the person has ceased to be a Trustee and such Unit Certificate is as valid as if the person continued to be a Trustee at the date of its issue.

11.2 Contents of Unit Certificates

(a) Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Declaration of Trust dated as of the 30th day of May, 2003" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number (and, if applicable, class) of Units represented thereby and whether or not the Units represented thereby are fully paid;

(iv) that the Units represented thereby are transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

11.3 Register of Unitholders

A register shall be kept at the offices of the Trust or its designee in Calgary, Alberta, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of certificates representing such Units and a record of all transfers and redemptions thereof. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

11.4 Limitation of Non-Resident Ownership

At no time may non-residents of Canada within the meaning of the Tax Act ("Non-residents") be the beneficial owners of more than 49% of the Units then outstanding. The Trustee may require declarations as to the jurisdictions in which beneficial owners of Units are resident.

If the Trustee becomes aware that the beneficial owners of 49% of the Units then outstanding are, or may be, Non-residents or that such a situation is imminent, the Trustee or the transfer agent or registrar of the Trust shall make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration in form and content satisfactory to the Trustee that the person is not a Non-resident. If notwithstanding the foregoing, the Trustee determines that 49% or more of the Units are held by Non-residents, the Trustee may send a notice to Non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not Non-residents within such period, the Trustee may, on behalf of such Unitholders, sell such Units and, in the interim, shall suspend the voting and distribution rights, if any, attached to such Units. Upon such sale the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Units. The Trustee shall have no liability for amounts received provided that it acts in good faith. Subject to Section 8.5, unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 11.4 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 11.4 unless and until they have been given written notice of such violation and shall act only as required by this Declaration of Trust once an indemnity is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust. The Trustee shall not be liable for any violation of the non-resident ownership restriction which may occur during the term of the Trust.

11.5 Transfer of Units

(a) Subject to the provisions of this Article 11, Units shall be transferable on the register only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee, and no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register maintained by the Trustee or the Trust. Upon such delivery the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(b) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new certificate therefor upon submission of the existing certificate for cancellation)

only upon production of satisfactory evidence, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not notice of such death or other event has been given.

(c) Unit Certificates representing any number or class of Units may be exchanged without charge for Unit Certificates representing an equivalent number and class of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or any transfer agent of the Trust where registers are maintained for Unit Certificates pursuant to the provisions of this Article 11. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee and then shall be cancelled.

11.6 Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

11.7 Performance of Trust

The Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

11.8 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number and class of Units in lieu thereof. The Trustee may in its sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or any transfer agent for the Trust may direct indemnifying the Trust for so doing.

11.9 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

11.10 Unclaimed Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held, including interest earned thereon, if any, to the Public Guardian (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.11 Power of Attorney

Each Unitholder hereby grants to the Trustee, its successors and assigns, a power of attorney constituting the Trustee with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Declaration of Trust;

(c) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust;

(e) any amendment to this Declaration of Trust which is authorized from time to time as contemplated by Article 9; and

(f) all transfers, conveyances and other documents required to facilitate the acquisition of Units.

The Power of Attorney granted herein is, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 12
TERMINATION

12.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on May 30, 2003. For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

12.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution (provided that the Fund, as Unitholder, proceeds in accordance with its declaration of trust) to terminate the Trust at any meeting of Unitholders duly called by the Trustee for the purpose of considering the termination of the Trust, following which the Trustee shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the Trust Assets, in specie to holders of Units.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Trust shall be closed.

12.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the Trust, the Trustee shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

12.5 Sale of Investments

After the date referred to in Section 12.3, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 12.2, sell and

convert the Trust Assets into money in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 12.2). If the Trustee is unable to sell all or any of the Trust Assets by the date set for termination, the Trustee may, subject to obtaining all necessary regulatory approvals, distribute the remaining shares or other assets directly to the holders of Units in accordance with their *pro rata* interests. The Trustee shall have no liability for the amount received provided that it acts in good faith.

12.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the assets forming part of the Trust Assets among the holders of Units in accordance with their *pro rata* interests.

12.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 12.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of those remaining Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 12.3 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of the Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 9.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units.

ARTICLE 14
GENERAL

14.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at the head office of the Trust, and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent to a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

14.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustee a statutory declaration stating the name and address of the person requiring the Trustee to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Units, (b) an offer to acquire Units, or (c) any other matter relating to the Units or the affairs of the Trust, obtain a list of the Unitholders for the aforesaid purposes.

14.6 Fiscal Year

Each fiscal year of the Trust shall end on December 31 of such year.

14.7 Financial Disclosure

The Trust will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and, if applicable, the report of the Auditors thereon referred to in Section 15.5; and

(b) within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with Canadian generally accepted accounting principles as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements applicable by virtue of the Fund's reporting issuer status or to the extent permitted by applicable securities regulatory authorities.

14.8 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting all information required by applicable law and this Declaration of Trust.

14.9 Taxation Information

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

15.2 Appointment and Remuneration of Auditors

Deloitte & Touche LLP, Chartered Accountants are appointed as the auditor of the Trust, to hold such office until the first annual meeting of the Unitholders. Subject to Section 15.3, the Auditors will be selected at the first annual meeting and each succeeding annual meeting. The Auditors will receive such remuneration as may be approved by the Trustee.

15.3 Dispensing with Auditor

Subject to any applicable law, rule, regulatory requirement or legal obligation requiring the appointment of Auditors, Unitholders may waive the appointment of Auditors by resolution passed by a majority of votes cast by Unitholders represented at a meeting called for that purpose or by written resolution in accordance with Section 10.10.

15.4 Change of Auditors

The Auditors may at any time voluntarily resign or be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholder duly called for that purpose. Upon the resignation or the removal of Auditors as aforesaid, the Unitholders may appoint a new auditor or, subject to applicable laws, waive the appointment of a new auditor and in the absence of such a meeting or written resolution, the Trustee may appoint a new auditor.

15.5 Report of Auditors

Unless the Unitholders have waived the requirement for the appointment of Auditors in accordance with Section 15.3, the Auditors shall audit the accounts of the Trust at least once in

each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 14.7(a).

ARTICLE 16
MISCELLANEOUS

16.1 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

16.2 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

16.3 Amended and Restated Declaration of Trust

The Trust was initially established by the Initial Declaration of Trust dated May 30, 2003 among the Initial Trustee and the Initial Unitholder. This Amended and Restated Declaration of Trust gives effect, as of the date hereof, to amendments made since the Initial Declaration of Trust and to provide for the continuance of the Trust which has existed since May 30, 2003

16.4 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed the 1st day of January 2006.

KEYERA ENERGY (CT) LTD.

By: *"David G. Smith" (signed)*

KEYERA ENERGY MANAGEMENT LTD.

By: *"David G. Smith" (signed)*

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

AMONG:

KEYERA ENERGY MANAGEMENT LTD.

- and -

KEYERA FACILITIES INCOME FUND

- and -

KEYERA FACILITIES COMMERCIAL TRUST

- and -

KEYERA FACILITIES LIMITED PARTNERSHIP

Made as of the 1st day of January, 2006

TABLE OF CONTENTS

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

THIS AGREEMENT made as of the 30 day of May 2003, is hereby amended and restated as of the 1st day of January 2006.

AMONG:

KEYERA ENERGY MANAGEMENT LTD. a corporation incorporated under the laws of Alberta (the "Administrator")

- and -

KEYERA FACILITIES INCOME FUND, an unincorporated trust established pursuant to the laws of Alberta (the "Fund") by its Administrator, **KEYERA ENERGY MANAGEMENT LTD.**

- and-

KEYERA FACILITIES COMMERCIAL TRUST, an unincorporated trust established pursuant to the laws of Alberta (the "CT"), by its Trustee, **KEYERA ENERGY (CT) LTD.**, a corporation incorporated under the laws of Alberta

- and -

KEYERA FACILITIES LIMITED PARTNERSHIP, a limited partnership established pursuant to the laws of Ontario (the "LP"), by its General Partner, **KEYERA ENERGY (LP) LTD.**, a corporation incorporated under the laws of Alberta

WHEREAS the Fund, CT and LP retained the Administrator to provide certain administrative and support services pursuant to an Administration Agreement (the "Initial Administration Agreement") dated May 30, 2003;

AND WHEREAS the Parties have agreed to restructure the manner in which the Administrator is compensated for the provision of such administrative and support services;

AND WHEREAS it is desirable that all such amendments and other consequential amendments be recorded in this Amended and Restated Administration Agreement (the "Agreement");

AND WHEREAS, in conjunction with the restructuring of the compensation of the Administrator, the Parties and Keyera Energy Partnership (the "Partnership") have, by way of agreement dated effective January 1, 2006, agreed that the Partnership shall not be a party to this Agreement and shall be released from any obligations arising under the Initial Administration Agreement from and after January 1, 2006;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the Parties to this agreement, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules, the following terms have the following meanings:

(a) "Administrator" means Keyera Energy Management Ltd. in its capacity as administrator hereunder;

(b) "Administrator Event of Termination" means any of the events described in Section 9.3;

(c) "affiliate" means, when used with reference to a specified Person, any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person;

(d) "Agreement" means this administration agreement, as amended, restated or modified from time to time;

(e) "Applicable Laws" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award, decree or resolution of any Governmental Authority, whether or not having the force of law, binding on the parties;

(f) "associate" has the meaning attributed thereto in the Securities Act (Alberta), as amended from time to time;

(g) "Business Day" means a day which is not a Saturday, Sunday, bank holiday or holiday in the City of Calgary, Alberta;

(h) "CT" means Keyera Facilities Commercial Trust;

(i) "CT Declaration of Trust" means the declaration of trust made as of May 30, 2003, pursuant to which CT was established, as amended, restated or modified from time to time;

(j) "CT Trustee" means Keyera Energy (CT) Ltd., the trustee of CT;

(k) "CT Units" means trust units issued by CT;

(l) "Declaration of Trust" means the declaration of trust made as of April 3, 2003, pursuant to which the Fund was established, as amended, restated or modified from time to time.

(m) "Force Majeure" means for the purposes hereof, an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the party claiming Force Majeure and which, by the exercise of due diligence the party claiming Force Majeure is

unable to prevent or overcome, including acts of God, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any Governmental Authority (so long as the party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such Governmental Authority); provided, however, that a party's own lack of funds shall not constitute "Force Majeure" in respect of such party;

(n) "Fund" means Keyera Facilities Income Fund;

(o) "Fund Event of Termination" means any of the events described in Section 9.1;

(p) "Governmental Authority" means court or governmental ministry, department, commission, board, bureau, agency or instrumentality of Canada, or of any province, state, territory, country, municipality, region or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing having or purporting to have jurisdiction over the business conducted by any Party;

(q) "Initial Administration Agreement" means the administration agreement among the Fund, the CT, the LP, the Administrator and the Partnership dated May 31, 2003;

(r) "LP" means Keyera Facilities Limited Partnership;

(s) "LP Agreement" means the limited partnership agreement made as of May 26, 2003, pursuant to which LP was established, as amended, restated or modified from time to time;

(t) "LP General Partner" means Keyera Energy (LP) Ltd., the general partner of LP;

(u) "Insolvent" means in relation to any Person, being insolvent, bankrupt, making a proposal under the *Bankruptcy and Insolvency Act* (Canada) or having a trustee or receiver or manager appointed in respect of its assets;

(v) "Management Fee" means the fee payable by the Fund to the Administrator pursuant to Section 3.1.

(w) "Note Indenture" means the note indenture made as of May 30, 2003, between Computershare Trust Company of Canada and CT, as amended, restated or modified from time to time;

(x) "Parties" means the Administrator, the Fund, CT and LP, and their respective permitted successors and assigns and "Party" means any one of them;

(y) "Partnership" means Keyera Energy Partnership;

(z) "Person" means any natural person, corporation, division of a corporation, partnership, trust, joint venture (which includes a co-ownership), association, company, estate, unincorporated organization or government or Governmental Authority;

(aa) "Prospectus" means the prospectus dated May 22, 2003 of the Fund relating to the Public Offering filed with various securities commissions or similar authorities in Canada to qualify the issue of the Trust Units, as such may be amended;

(bb) "Public Offering" means the initial public offering of Trust Units described in the Prospectus;

(cc) "Special Trust Units" means special trust units issued by the Fund;

(dd) "Term" has the meaning ascribed thereto in Section 8.1;

(ee) "Trustee" means Computershare Trust Company of Canada in its capacity as trustee of the Fund;

(ff) "Trust Units" means trust units issued by the Fund; and

(gg) "Unitholders" means holders of Trust Units.

Capitalized terms used in this Agreement, unless otherwise defined herein, have the same meanings ascribed thereto in the Declaration of Trust.

1.2 Headings

The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.3 Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.4 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be a reference to consistently applied accounting principles generally accepted in Canada, including those set forth in the CICA Handbook as published from time to time by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such accounting principles are to be applied.

1.5 Funds

All dollar amounts referred to in this Agreement are in lawful money of Canada.

1.6 Liability of Administrator

The Administrator shall be liable to the Fund, CT or LP, as applicable, for any loss occasioned by any breach by it of the standard of care and duty prescribed by Section 6.1.

1.7 General Limitation of Liability and Indemnification

The Parties acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee, on behalf of the Fund, and the obligations of the Fund hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Fund and that any recourse against the Fund, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Fund.

ARTICLE 2
SERVICES

2.1 Administrative and Support Services for the Fund

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Trustee hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of the Fund, including, without limitation, undertaking any matters required by the terms of the Declaration of Trust to be performed by the Trustee or the Administrator which are not otherwise delegated therein or herein, and generally providing all other services as may be necessary or desirable for the administration of the Fund, or as may be requested by the Trustee in connection with the administration of the Fund;

2.2 Administrative and Support Services for CT

Subject to and in accordance with the terms, conditions and limitations of the CT Declaration of Trust, the CT Trustee hereby delegates to the Administrator, and the Administrator hereby agrees to be responsible for, the management and general administration of the affairs of CT including, without limitation, undertaking any matters required by the terms of the CT Declaration of Trust to be performed by the CT Trustee which are not otherwise delegated therein or herein, and generally providing all other services as may be necessary or desirable for the administration of the CT, or as may be requested by the CT Trustee in connection with the administration of the CT.

2.3 Administrative and Support Services for LP

Subject to and in accordance with the terms, conditions and limitations of the LP Agreement, LP General Partner hereby engages the Administrator, and the Administrator hereby agrees to be responsible for the management and general administration of the affairs of LP including, without limitation, undertaking any matters required by the terms of the LP Agreement to be performed by the LP General Partner which are not otherwise delegated therein or herein, and generally providing all other services as may be necessary or desirable for the administration of the LP, or as may be requested by the LP General Partner in connection with the administration of the LP.

2.4 Termination or Suspension of Service

Subject to the terms of the Declaration of Trust, the CT Declaration of Trust or the LP Agreement (as the case may be) any of the Fund, CT and LP may at any time terminate or suspend the provision of any particular service to be provided under this Agreement by the Administrator.

2.5 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this Agreement it shall:

(a) perform all such services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustee, the CT Trustee and the LP General Partner as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Fund, CT and LP in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Fund, CT or LP (as the case may be) and, (ii) all Applicable Laws.

2.6 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Declaration of Trust, the CT Declaration of Trust and the LP Agreement and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustee and the CT Trustee which are being delegated to the Administrator under this Agreement.

2.7 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of holders of Trust Units and Special Trust Units. If, at any time, the Administrator is of the opinion that the Trustee should require declarations as to the residence status of holders of Trust Units under Section 13.5 of the Declaration of Trust, it shall so advise the Trustee and provide the form of the declaration therefor to the Trustee. If, in the reasonable opinion of the Administrator, the beneficial owners of 49% or more of the Trust Units and Special Trust Units then outstanding (as that term is used in the Declaration of Trust) are or may be non-residents of Canada within the meaning of the Income Tax Act (Canada) or such a situation is imminent, it shall so advise the Trustee and provide the Trustee with an announcement thereof in a form suitable for use by the Trustee pursuant to Section 13.5 of the Declaration of Trust. If the Administrator reasonably believes that 49% or more of the Trust Units and Special Trust Units are held by non-residents of Canada, it shall prepare and furnish to the Trustee notices to the non-resident holders of Trust Units and/or Special Trust Units, requiring them to sell their units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustee shall provide the Administrator with such information regarding the residence status of holders of the Trust Units or Special Trust Units and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, and the Trustee may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.7.

2.8 Authority of Administrator

Subject to Section 2.10 and the terms of the Declaration of Trust, the CT Declaration of Trust or the LP Agreement (as the case may be), the Administrator shall have full fight, power and authority to execute and deliver all contracts, leases, licenses, and other documents and agreements to make applications and filings with Governmental Authorities and to take such other actions as the Administrator considers appropriate in connection with:

(a) the business of the Fund in the name of and on behalf of the Fund and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Declaration of Trust, and provided further that the Administrator shall exercise all voting rights attached to the CT Units in accordance with the terms of the Declaration of Trust and the CT Declaration of Trust;

(b) the business of CT in the name of and on behalf of CT and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of CT, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of CT Units in accordance with the CT Declaration of Trust and provided further that the Administrator shall exercise all voting rights attached to CT's interests in LP in accordance with the CT Declaration of Trust; and

(c) the business of LP in the name of and on behalf of LP and no Person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of LP, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of limited partnership units of LP in accordance with the LP Agreement, and provided further that the Administrator shall exercise all voting rights attached to LP's interests in the Partnership in accordance with the LP Agreement.

2.9 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Declaration of Trust, the CT Declaration of Trust or the LP Agreement (as the case may be), all requisite powers and authorities, during the Term, to provide the services to be provided under this Agreement to the Fund, CT and to LP.

2.10 Execution of Documents

(a) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of the Fund in the following forms or such variations thereof as the Administrator shall from time to time determine:

KEYERA FACILITIES INCOME FUND
By its Administrator, KEYERA ENERGY MANAGEMENT LTD.
Per:
Authorized Signatory

or

KEYERA ENERGY MANAGEMENT LTD.
as agent for and on behalf of
KEYEAR FACILITIES INCOME FUND
Per:
Authorized Signatory

(b) The Administrator may execute any document required to be executed on behalf of the Fund in connection with a prospectus as follows:

KEYERA FACILITIES INCOME FUND
By: Keyera Energy Management Ltd.

and provide for such signatures as may be required by applicable laws.

(c) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of CT as follows:

KEYERA FACILITIES COMMERCIAL TRUST
By its Administrator, KEYERA ENERGY
MANAGEMENT LTD.
Per:
Authorized Signatory

or

KEYERA ENERGY MANAGEMENT LTD.
as agent for and on behalf of
KEYERA FACILITIES COMMERCIAL
TRUST
Per:
Authorized Signatory

(d) The Administrator may execute any document required to be executed pursuant to the terms hereof on behalf of LP as follows:

KEYERA FACILITIES LIMITED PARTNERSHIP
By its Administrator, KEYERA ENERGY MANAGEMENT LTD.
Per:
Authorized Signatory

or

KEYERA ENERGY MANAGEMENT LTD.
as agent for and on behalf of
KEYERA FACILITIES LIMITED PARTNERSHIP
Per:
Authorized Signatory

All reasonable efforts shall be made to ensure that every contract entered into on behalf of the Fund by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Administrator is entering into this agreement solely in its capacity as agent on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the Trustee, the Administrator, any of the Unitholders of the Fund and that any recourse against the Fund, the Trustee, the Administrator, any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in

connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Declaration of Trust of the Fund dated as of April 3, 2003, as amended.

This provision shall be enforced by the Administrator for the benefit of the holders of Trust Units and Special Trust Units of the Fund and/or the holders of CT Units, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the Administrator, any holder of Trust Units and Special Trust Units of the Fund or any holder of an CT Unit.

2.11 Ratification of Prior Acts

Each of the Fund, CT and LP acknowledge, authorize, ratify and confirm all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

ARTICLE 3
FEES

3.1 Management Fee

In consideration for the services provided by the Administrator to the Fund, the CT and the LP, the Fund shall pay a management fee (the "Management Fee") to the Administrator. The Administrator and the Fund shall agree on the Management Fee annually in advance. The Management Fee shall be payable in monthly installments and the Administrator shall invoice the Fund for the Management Fee on a monthly basis by the 15th day of each month during the term of this Agreement. Such amounts shall be payable not later than 30 days after receipt of an invoice. Notwithstanding the foregoing, Fund shall have the right from time to time on written notice to the Administrator, to assign the obligation to pay the Management Fee to the Administrator, whereupon the assignee shall be responsible for such payments until further notice and shall be invoiced for such.

3.2 Expenses

To the extent that the Administrator incurs any third party expenses on behalf of the Fund, the CT or the LP, the Fund, the CT or the LP (as the case may be) shall reimburse the Administrator for such third party expenses incurred on its behalf, together with any sales taxes applicable thereon.

3.3 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "GST") and the Administrator shall be paid, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included by the Administrator in the invoices described in Sections 3.1.

3.4 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue

amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Fund's principal banker plus one percent per annum from the date payment is due until the date payment is made.

3.5 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustee, the CT Trustee or the LP General Partner (as the case may be), charge or receive fees from any of the Parties other than the Management Fee pursuant to Sections 3.1.

ARTICLE 4
FINANCIAL STATEMENTS AND RECORDS

4.1 Books and Records

The Administrator shall keep proper books, records and accounts in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Fund, CT and LP and the performance by the Administrator of the services under this Agreement at the Administrator's head office in the Province of Alberta.

4.2 Examination of Records

The Administrator shall make available to the Trustee, to the CT Trustee and to the LP General Partner and their respective authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Fund, CT or LP (as the case may be), wherever maintained. The Administrator shall permit the Trustee, the CT Trustee and the LP General Partner (as the case may be) and their respective authorized representatives at any time during normal business hours on a Business Day to examine the books, records, drawings, computer-stored data, correspondence, accounting procedures and practices, cost analyses and any other supporting financial data, including invoices, payments or claims and receipts pertaining to the activities of the Fund, CT and LP (as the case may be) maintained by the Administrator at its head office. Any examination at the Administrator's head office shall be conducted in a manner which will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustee, the CT Trustee or the LP General Partner or their respective authorized representatives such financial and operating data and other information with respect to the activities of the Fund, CT and LP as they shall from time to time reasonably request.

4.3 Compliance

The Administrator shall deliver to the Trustee within 120 days after the end of each fiscal year a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator stating that a review of the activities of the Administrator and the Fund during the preceding fiscal year has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year. The Administrator shall contemporaneously deliver an analogous certificate to the CT Trustee and the LP General Partner in respect of the activities of CT or LP (as the case may be) during each such period.

ARTICLE 5
OBLIGATIONS AND COVENANTS OF THE FUND, CT AND LP

5.1 Obligations and Covenants of the Fund, CT and LP

The Fund, CT and LP shall each:

(a) grant access or cause access to be granted to the Administrator to the information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known material facts or material changes in the business, operations or capital of the Fund, CT or LP (as the case may be), or any known pending or threatened suits, actions, claims, proceedings or orders by or against the Fund, CT, LP or any of their affiliates before any court or administrative tribunal.

ARTICLE 6
ACTIVITIES OF ADMINISTRATOR

6.1 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Fund, CT and LP and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent administrator having responsibilities of a similar nature would exercise in comparable circumstances.

(b) Subject to the prior approval of the Trustee, the CT Trustee or the LP General Partner (as applicable) of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other Person, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding subsection 6.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any Person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.1. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustee on behalf of the Fund, the CT Trustee on behalf of CT or the LP General Partner on behalf of LP (as the case may be), to bring an action directly against the delegatee.

6.2 Reliance

In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on

(a) statements of fact of other Persons (any of which may be Persons with whom the Administrator is affiliated or associated) who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such Person to provide such statements, opinion, advice or information; and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

6.3 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to the Fund, the Trustee or any Unitholder, or to CT, the CT Trustee or any holder of CT Units, or to LP, the LP General Partner or any holder of partnership units of LP for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion or its refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder or from the failure of the Administrator to satisfy the standard of care set forth in Section 6.1.

6.4 Additional Information

The Trustee, the CT Trustee and the LP General Partner acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of properties in which the Administrator or its affiliates or associates have an interest and the Trustee, the CT Trustee and the LP General Partner agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustee, the Fund or any Unitholder, CT or LP, with respect to such activities or results; provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustee or the Fund, CT Trustee or CT or the LP General Partner or the LP is a party or is bound.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification of the Administrator

The Administrator and any Person who is serving or shall have served as a director, officer or employee of the Administrator shall be indemnified and saved harmless by the Fund, by CT and by LP (in each case in relation to services provided in respect of or for the benefit of such party) from and against all losses, claims, damages, liabilities, obligations, costs and expenses including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing fight of indemnification

shall not be exclusive of any other fights to which the Administrator or any Person referred to in this Section 7.1 may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

7.2 Indemnification of the Fund, CT and LP

The Fund, CT, LP, the Trustee, the CT Trustee, the LP General Partner and any Person who is serving or shall have served as a director, officer or employee of the Trustee, the CT Trustee and/or the LP General Partner shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, except to the extent that such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing fight of indemnification shall not be exclusive of any other fights to which the Fund, CT, LP, the Trustee, the CT Trustee, the LP General Partner or any Person referred to in this Section 7.2 may be entitled as a matter of law or equity or which may be lawfully granted to such Person.

ARTICLE 8
TERM

8.1 Term

Subject to Section 2.11, this Agreement shall become effective as of the date hereof and shall continue in full force and effect until the earlier of termination of the Fund and termination in the circumstances described in Article 9 (the "Term").

8.2 Survival

Any obligation of the parties pursuant to the terms hereof which accrued prior to the termination of the Agreement and was intended to continue after the termination of the Agreement shall survive the termination of the Agreement.

ARTICLE 9
TERMINATION

9.1 Events of Default

Any Party shall be in default ("Default") under this Agreement on:

(a) such Party breaching or failing to observe or perform any of its material obligations under this Agreement and, within thirty (30) days after its receipt of a notice from any of the other Parties specifying the nature of such breach or failure, such Party failing to cure such breach or failure or provide satisfactory evidence that such breach or failure will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter failing to diligently pursue such cure or remedy; and

(b) (i) becoming Insolvent; (ii) being subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets

among its creditors under the provisions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies Creditors' Arrangement Act* (Canada), or any other applicable laws for the benefit of creditors; (iii) being liquidated; (iv) being wound up either voluntarily or under an order of a court of competent jurisdiction; (v) making a general assignment for the benefit of its creditors; or (vi) otherwise taking any action that acknowledges its being Insolvent.

9.2 Remedies of the Administrator

Upon the occurrence of an event of Default by any of the Fund, CT or LP that has not been remedied, the Administrator may, without recourse to legal process and without limiting any other fights or remedies which it may have at law or otherwise, immediately terminate this Agreement with respect to such Party in Default by delivery of a written notice of termination to the Fund, to CT or LP, as applicable.

9.3 Remedies of the Fund, CT and LP

Upon the occurrence of an event of Default by the Administrator that has not been remedied, any of the Fund, CT or LP may, without recourse to legal process and without limiting any other rights or remedies it may have at law or otherwise, immediately terminate this Agreement with respect to itself by delivery of a written notice of termination to the Administrator and the other Parties.

9.4 Post Termination Arrangements

In the event of a termination of this Agreement with respect to the Fund, CT or LP:

(a) the Administrator shall deliver to such Party all books, records, accounts, documents, systems and manuals which the Administrator has developed and maintained relating to such Party pursuant to this Agreement; and

(b) such Party and the Administrator shall take all steps as may be reasonably required to complete any final accounting as between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

ARTICLE 10
FORCE MAJEURE

10.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the Party affected by such event of Force Majeure, to the extent and for the period that such obligations cannot be performed as a result of such event of Force Majeure, shall be suspended, and such Party shall not be considered to be in breach or default hereunder, for the period of such occurrence, except that the occurrence of an event of Force Majeure (i) affecting the Fund, CT and/or LP but not affecting the performance of the Administrator's obligations hereunder, shall not relieve the Fund of its obligation to make payments of the expenses of the Administrator or (ii) affecting the Administrator but not affecting the performance of the obligations of the Fund, CT and LP hereunder, shall not relieve the Fund of its obligation to make payments of the Management Fees to the Administrator in respect of Administrative Services performed by the Administrator prior to such event of Force Majeure. The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

10.2 Notice

A Party whose obligations under this Agreement are affected by an event of Force Majeure: (i) shall give the other Parties prompt written notice of the particulars of the event of Force Majeure and its expected duration, and (ii) shall use its best efforts to remedy its inability to perform such obligations.

ARTICLE 11
MISCELLANEOUS

11.1 No Partnership, Joint Venture, Agency or Trust

The Parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The Parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any Person, whether or not a Party, in connection with the discharge by the Administrator of such obligations.

11.2 Amendments

Except as otherwise provided herein, this Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the Parties hereto or their respective successors or assigns.

11.3 Assignment

This Agreement may be assigned by any Party hereto only with the prior written consent of the other Parties.

11.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the Parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.5 Notices

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering or faxing the same during normal business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made a faxed before 5:00 p.m. on such day and otherwise on the next following day. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

To the Administrator:
Keyera Energy Management Ltd.
Suite 600 Sun Life Plaza West Tower
144 0 4th Avenue SW

To the Fund:
Keyera Facilities Income Fund
Suite 600 Sun Life Plaza West Tower
144 0 4th Avenue SW

Calgary, Alberta T2P 3N4

Attention: General Counsel
Facsimile: 403-205-8303

Calgary, Alberta T2P 3N4

Attention: General Counsel
Facsimile: 403-205-8303

To the CT:
Keyera Facilities Commercial Trust
Suite 600 Sun Life Plaza West Tower
144 0 4th Avenue SW
Calgary, Alberta T2P 3N4

Attention: General Counsel
Facsimile: 403-205-8303

To the LP:
Keyera Facilities Limited Partnership
Suite 600 Sun Life Plaza West Tower
144 0 4th Avenue SW
Calgary, Alberta T2P 3N4

Attention: General Counsel
Facsimile: 403-205-8303

11.6 Governing Law

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

11.7 Further Assurances

Each Party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions

11.8 Time of Essence

Time shall be of the essence in respect of this Agreement.

11.9 Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

11.10 Enurement

This Agreement shall come to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Signature page to follow

IN WITNESS WHEREOF the Parties have executed this Agreement by their proper officers duly authorized in that behalf effective as of the day and year first above written.

KEYERA ENERGY MANAGEMENT LTD.

"David Smith" (signed)

Executive Vice President and CFO

KEYERA FACILITIES INCOME FUND, by its Administrator KEYERA ENERGY MANAGEMENT LTD.

"David Smith" (signed)

Executive Vice President and CFO

KEYERA FACILITIES COMMERCIAL TRUST, by its Trustee, KEYERA ENERGY (CT) LTD.

"David Smith" (signed)

Executive Vice President and CFO

KEYERA FACILITIES LIMITED PARTNERSHIP, by its general partner, KEYERA ENERGY(LP) LTD.

"David Smith" (signed)

Executive Vice President and CFO

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces March 2007 Distribution

CALGARY, March 21 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for March 2007 of 11.9 cents per unit. The distribution will be payable on April 16, 2007 to unitholders of record on March 30, 2007. The ex-distribution date is March 28, 2007.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:21e 21-MAR-07

Computershare

RECEIVED

SEDAR PROFILE # 19203 2008 JUL 31 P 1:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
Computershare Investor Services Inc.
www.computershare.com

Investor Services

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 30, 2007

To: All Canadian Securities Regulatory Authorities

Subject: Keyera Facilities Income Fund

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Fund:

1.	Meeting Type :	Annual General and Special
2.	Security Description of Voting Issue :	Trust Units - CDN
		Trust Units - US
3.	CUSIP Number :	493272108
		493272207
	ISIN :	CA4932721083
		US4932722071
4.	Record Date for Notice of Meeting :	April 24, 2007
	Record Date for Voting :	April 24, 2007
5.	Meeting Date :	June 6, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Keyera Facilities Income Fund

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces April 2007 Distribution

CALGARY, April 19 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for April 2007 of 11.9 cents per unit. The distribution will be payable on May 15, 2007 to unitholders of record on April 30, 2007. The ex-distribution date is April 26, 2007.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations, or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:13e 19-APR-07

UNITHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

KEYERA FACILITIES INCOME FUND

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Made as of April 30, 2007

TABLE OF CONTENTS

UNITHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT is made as of the 30th day of April, 2007 between:

KEYERA FACILITIES INCOME FUND, an unincorporated trust established pursuant to the laws of Alberta (the "**Fund**"), by its Administrator, KEYERA ENERGY MANAGEMENT LTD.

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (the "**Rights Agent**").

WHEREAS the Board of Directors has determined that it is advisable to adopt a unitholder rights plan (the "**Rights Plan**") to ensure, to the extent possible, that all unitholders of the Fund are treated fairly in connection with any take-over offer for the Fund or other acquisition of control of the Fund;

AND WHEREAS in order to implement the Rights Plan, the Board of Directors has:

(a) authorized and declared a distribution of one right (a "**Right**") effective at the Close of Business at the Record Time in respect of each Trust Unit outstanding at the Close of Business at the Record Time,

(b) authorized the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, and

(c) authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Fund pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Fund desires to appoint the Rights Agent to act on behalf of the Fund, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a) "**Acquiring Person**" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Units, but does not include:

(i) the Fund or any Subsidiary of the Fund;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Units as a result of one or any combination of:

(A) a Voting Unit Reduction,

(B) a Permitted Bid Acquisition,

(C) an Exempt Acquisition, and

(D) a Pro Rata Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Units by reason of one or any combination of a Voting Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition and a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of more than 1.0% of the number of Voting Units then outstanding in addition to those Voting Units such Person already holds (otherwise than pursuant to a Voting Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Units, such Person shall become an "**Acquiring Person**";

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Units as a result of such Person becoming disqualified from relying on section 1.1(e)(ii)(B) where such disqualification results solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person, unless such disqualified Person during such 10 day period acquires more than 1.0% of the number of Voting Units then outstanding in addition to those Voting Units such disqualified Person already holds. For the purposes of this definition, "**Disqualification Date**" means the first date of public announcement that such Person is making or intends to make a Take-over Bid, either alone or by acting jointly or in concert with another Person;

(iv) an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Units in connection with a distribution of securities pursuant to an underwriting agreement with the Fund; or

(v) a Person (a "**Grandfathered Person**") who is the Beneficial owner of more than 20% of the outstanding Units determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own more than 20% of the outstanding Units, or (2) become the Beneficial Owner of any additional Units that increases its Beneficial Ownership of Units by more than 1.0% of the number of Units outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition).

(b) "**Administrator**" means Keyera Energy Management Ltd., a corporation subsisting under the laws of the Province of Alberta.

(c) "**Affiliate**", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(d) "**Associate**", when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(e) (i) A Person shall be deemed the "**Beneficial Owner**" of, and to have "**Beneficial Ownership**" of, and to "**Beneficially Own**":

(A) any securities of which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(B) any securities of which such Person or any of such Person's Affiliates or Associates has the right to acquire within 60 days (whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on the condition or occurrence of a contingency or the making of one or more payments) upon the conversion, exchange or exercise of any Convertible Security or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities, and

(2) pledges of securities in the ordinary course of the pledgee's business; and

(C) any securities that are Beneficially Owned within the meaning of sections 1.1(e)(i)(A) or 1.1(e)(i)(B) by any other Person with which such Person is acting jointly or in concert.

(ii) Notwithstanding the provisions of section 1.1(e)(i), a Person shall not be deemed the "**Beneficial Owner**" of, or to have "**Beneficial Ownership**" of, or to "**Beneficially Own**", any security because:

(A) (1) the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in section 1.1(e)(i)(C) pursuant to a Permitted Lock-up Agreement, or

(2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up;

(B) such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(1) the ordinary business of such Person (the "**Portfolio Manager**") includes the management or administration of investment funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager's duties for the account of any other Person (a "**Client**"), including non-discretionary accounts held on behalf of a Client by a registered broker or dealer,

(2) the ordinary business of such Person (the "**Fund Manager**") is manager or trustee of one or more mutual funds registered or qualified to issue its securities under the laws of Canada or the United States of America or any province or state thereof (each, a "**Mutual Fund**"), or such Person is a Mutual Fund, and holds such security for the purposes of its activity as such Fund Manager or Mutual Fund,

(3) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an "**Estate Account**") or in relation to other accounts (each, an "**Other Account**") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts,

(4) such Person (the "**Crown Agent**") is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies, or

(5) such Person (the "**Plan Administrator**") is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada, the United States of America, the European Union or any province, state or other political subdivision thereof (each, a "**Plan**"), or is a Plan, and holds such security for the purposes of its activity as such Plan Administrator or Plan,

provided; however, that in any of the foregoing cases, the Portfolio Manager, the Fund Manager, the Mutual Fund, the Trust Company, the Crown Agent, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make, a Take-over Bid, other than an Offer to Acquire Voting Units or other securities pursuant to a distribution by the Fund, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed

through the facilities of the Exchange, alone or by acting jointly or in concert with any other Person;

(C) such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D) such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E) such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For the purposes of this Agreement, in determining the percentage of the outstanding Voting Units with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Voting Units as to which such Person is deemed the Beneficial Owner pursuant to this section 1.1(e) shall be deemed outstanding.

(f) "**Board of Directors**" means the board of directors of the Administrator or any duly constituted and empowered committee thereof.

(g) "**Business Day**" means any day, other than a Saturday or Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close.

(h) "**Canadian Dollar Equivalent**" of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

(i) "**Close of Business**" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Trust Units in Calgary, Alberta (or after the Separation Time, the principal office of the Rights Agent in Calgary, Alberta) is closed to the public.

(j) "**Closing Price**" per security of any securities on any date of determination means:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, then such price or prices shall be determined based upon the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system, then the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; or

(iv) if for any reason none of such prices are available on such date, then the "**Closing Price**" per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities and, if the Closing Price so determined is expressed in United States dollars, then such amount shall be converted to the Canadian Dollar Equivalent.

(k) "**Competing Permitted Bid**" means a Take-over Bid that:

(i) is made after another Permitted Bid has been made and prior to the expiry of such Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirement set forth in section 1.1(hh)(ii)(A)(1); and

(iii) contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Units shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

(A) 35 days after the date of such Take-over Bid, and

(B) the earliest date on which Voting Units may be taken up or paid for under any other Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Voting Units.

(l) "**Controlled**" means as follows:

(i) a body corporate is "controlled" by another Person if:

(A) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person, and

(B) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; and

(ii) a Person which is not a body corporate is "controlled" by another Person if more than 50% of the voting or equity interests of such Person are held, directly or indirectly, by or for the benefit of the other Person,

and "**controls**", "**controlling**" and "**under common control with**" shall be interpreted accordingly.

(m) "**Convertible Security**" means a security convertible or exchangeable into a Voting Unit.

(n) "**Co-Rights Agents**" has the meaning ascribed thereto in section 4.1(a).

(o) "**Disposition Date**" has the meaning ascribed thereto in section 5.1(b).

(p) "**Effective Date**" means April 30, 2007.

(q) "**Election to Exercise**" has the meaning ascribed thereto in section 2.2(d)(ii).

(r) "**Exchange**" means the Toronto Stock Exchange and any other exchange on which the Trust Units may, from time to time, be listed for trading.

(s) "**Exempt Acquisition**" means a Trust Unit acquisition in respect of which the Board of Directors has waived the application of section 3.1 pursuant to sections 5.1(b), 5.1(d) or 5.1(f) or which was made on or prior to the Record Time.

(t) "**Exercise Price**" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be equal to three times the Market Price per Trust Unit.

(u) "**Expansion Factor**" has the meaning ascribed thereto in section 2.3(b)(v)(A).

(v) "**Expiration Time**" means the earlier of:

(i) the Termination Time; and

(ii) the Close of Business on the date on which the first annual meeting of unitholders of the Fund following the third year anniversary of the Effective Date is held,

provided, however, that if the resolution referred to in section 5.16 is approved by the Independent Unitholders in accordance with section 5.16 at or prior to such annual meeting, "**Expiration Time**" means the earlier of:

(iii) the Termination Time; and

(iv) the Close of Business on the date of the Fund's annual meeting of unitholders in 2013.

(w) "**Fiduciary**" means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the *United States*

Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

(x) "**Flip-in Event**" means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(y) "**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective November 1, 2005, and governed by the laws of Alberta, as may be amended, supplemented or restated from time to time.

(z) "**holder**" has the meaning ascribed thereto in section 2.8.

(aa) "**Independent Unitholders**" means holders of outstanding Voting Units, other than any:

(i) Acquiring Person;

(ii) Offeror other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Units by reason of section 1.1(e)(ii)(B);

(iii) Affiliate or Associate of such Acquiring Person or Offeror;

(iv) Person acting jointly or in concert with such Acquiring Person or Offeror; or

(v) employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Fund or a Subsidiary of the Fund, unless the beneficiaries of such plan or trust direct the manner in which the Voting Units are to be voted or withheld from voting or direct whether or not the Voting Units are to be tendered to a Take-over Bid.

(bb) "**Market Price**" per security of any securities on any date of determination means the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in section 2.3 shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination.

(cc) "**1933 Act**" means the *United States Securities Act of 1933*, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

(dd) "**Nominee**" has the meaning ascribed thereto in section 2.2(c).

(ee) "**Offer to Acquire**" shall include:

(i) an offer to purchase or a solicitation of an offer to sell Voting Units, or a public announcement of an intention to make such an offer or solicitation; and

(ii) an acceptance of an offer to sell Voting Units, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ff) "**Offeror**" means a Person who has announced a current intention to make, or who is making, a Take-over Bid.

(gg) "**Offeror's Securities**" means the aggregate of the Voting Units Beneficially Owned on the date of a Take-over Bid by an Offeror.

(hh) "**Permitted Bid**" means a Take-over Bid made by way of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Voting Units other than the Offeror; and

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(A) no Voting Units shall be taken up or paid for pursuant to the Takeover Bid:

(1) prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid, and

(2) unless, at the Close of Business on such date, more than 50% of the then outstanding Voting Units held by Independent Unitholders have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn,

(B) unless the Take-over Bid is withdrawn, Voting Units may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Voting Units,

(C) any Voting Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for, and

(D) in the event that the requirement set forth in section 1.1(hh)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Units for not less than 10 Business Days from the date of such public announcement,

provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Units made pursuant to such Permitted Bid shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(ii) "**Permitted Bid Acquisition**" means an acquisition of Voting Units made pursuant to a Permitted Bid or a Competing Permitted Bid.

(jj) "**Permitted Lock-up Agreement**" means an agreement between a Person and one or more holders of Voting Units (each, a "**Locked-up Person**") (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Fund, not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the first Business Day following the date of such agreement) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Units to a Take-over Bid (the "**Lock-up Bid**") made or to be made by the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i) the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Units from the Lock-up Bid in order to tender or deposit the Voting Units to another Take-over Bid or support another transaction:

(A) where the price or value per Trust Unit offered under such other Take-over Bid or transaction is higher than the price or value per Trust Unit offered under the Lock-up Bid, or

(B) if:

(1) the price or value per Trust Unit offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the "**Specified Amount**") the price or value per Trust Unit offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Trust Unit offered under the Lock-up Bid, or

(2) the number of Voting Units to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the "**Specified Number**") the number of Voting Units that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Trust Unit that is not less than the price or value per Trust Unit offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Units offered under the Lock-up Bid,

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Units during the period of the other Take-over Bid or transaction; and

(ii) no "**break-up**" fees, "**top-up**" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid,

shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Units to the Lock-up Bid or withdraws Voting Units previously tendered thereto in order to accept the other Take-over Bid or support another transaction.

(kk) "**Person**" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity.

(ll) "**Pro Rata Acquisition**" means an acquisition by a Person of Voting Units pursuant to:

(i) any distribution reinvestment plan or trust unit purchase plan of the Fund made available to all holders of Voting Units (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii) a unit distribution, a trust unit split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Units on the same pro rata basis as all other holders of Voting Units of the same class or series;

(iii) the acquisition or exercise of rights to purchase Voting Units distributed to all holders of Voting Units (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Fund pursuant to a rights offering (but only if such rights are acquired directly from the Fund); or

(iv) a distribution of Voting Units or Convertible Securities made pursuant to a prospectus or by way of a private placement or a conversion or exchange of any Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Voting Units or of Convertible Securities so offered than such Person's percentage of Voting Units Beneficially Owned immediately prior to such acquisition.

(mm) "**Record Time**" means the Close of Business on the Effective Date.

(nn) "**Redemption Price**" has the meaning attributed thereto in section 5.1(a).

(oo) "**Regular Periodic Cash Distribution**" means cash distributions paid on the Trust Units at regular intervals in any fiscal year of the Fund to the extent that such cash distributions do not exceed in the aggregate in any fiscal year, on a per Trust Unit basis, the greatest of:

(i) 200% of the aggregate amount of cash distributions declared payable by the Fund on its Trust Units in its immediately preceding fiscal year divided by the number of Trust Units outstanding as at the end of such fiscal year;

(ii) 250% of the arithmetic mean of the aggregate amounts of cash distributions declared payable by the Fund on its Trust Units in its three immediately preceding fiscal years divided by the arithmetic mean of the number of Trust Units outstanding as at the end of each of such fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Fund, before extraordinary items, for its immediately preceding fiscal year divided by the number of Trust Units outstanding as at the end of such fiscal year.

(pp) "**Right**" means a right to purchase securities upon the terms and subject to the conditions set forth in this Agreement.

(qq) "**Rights Certificate**" means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(rr) "**Rights Register**" and "**Rights Registrar**" have the respective meanings ascribed thereto in section 2.6(a).

(ss) "***Securities Act* (Alberta)**" means the *Securities Act* (Alberta), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(tt) "***Securities Act* (Ontario)**" means the *Securities Act* (Ontario), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(uu) "**Separation Time**" means the Close of Business on the tenth Business Day (or such later Business Day as may be determined at any time or from time to time by the Board of Directors) after the earlier of:

(i) the Trust Unit Acquisition Date;

(ii) the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Fund or any Subsidiary of the Fund) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid); and

(iii) the date on which a Permitted Bid ceases to qualify as a Permitted Bid,

provided; however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such Take-over Bid shall be deemed, for purposes of this section 1.1(uu) never to have been made, and, provided further, that if the Board of Directors determines, pursuant to section 5.1, to waive the application of section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(vv) "**Subsidiary**" of a Person means any other Person that is controlled by such first Person.

(ww) "**Take-over Bid**" means an Offer to Acquire Voting Units or Convertible Securities where the Voting Units subject to the Offer to Acquire, together with the Voting Units into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Units at the date of the Offer to Acquire.

(xx) "**Termination Time**" means the time at which the right to exercise Rights shall terminate pursuant to section 5.1.

(yy) "**Trading Day**", when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(zz) "**Trust Unit Acquisition Date**" means the first date of public announcement or disclosure by the Fund or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to section 176 of the *Securities Act* (Alberta), section 101 of the *Securities Act* (Ontario) or section 13(d) of the *U.S. Exchange Act* announcing or disclosing such information.

(aaa) "**Trust Units**" means the trust units of the Fund as presently constituted, as such trust units may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(bbb) "**U.S. - Canadian Exchange Rate**" on any date means:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(ccc) "***U.S. Exchange Act***" means the *United States Securities Exchange Act of 1934*, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws , rules or regulations thereto.

(ddd) "**Voting Unit Reduction**" means an acquisition or redemption by the Fund of Voting Units which reduces the number of Voting Units outstanding.

(eee) "**Voting Units**" means the Trust Units and any other securities the holders of which are entitled to vote generally on the election of directors of the Board of Directors and "**Voting Units**", when used with reference to any Person other than the Fund, means common shares (or equivalent) of such other Person and any other securities the holders of which are entitled to vote generally in the election of the directors or to otherwise affect control of such other Person.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context requires, terms (including defined terms) used herein importing the singular number only include the plural and *vice versa* and words importing any one gender include all others.

1.4 Sections

The division of this Agreement into Articles, sections and Schedules are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this "**Agreement**", "**hereunder**", "**hereof**", and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, section or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, sections and Schedules are to Articles, sections and Schedules of or to this Agreement.

1.5 Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Determination of Percentage Ownership

The percentage of Voting Units Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

$$100 \quad x \quad \frac{A}{B}$$

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Voting Units Beneficially Owned by such Person; and

B = the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Units.

Where any Person is deemed to Beneficially Own unissued Voting Units pursuant to section 1.1(e), such Voting Units shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal or written or unwritten, with the first Person to acquire, or make an Offer to Acquire, Voting Units or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities and pledges of securities in the ordinary course of business to secure indebtedness).

1.8 Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1 Legend on Trust Unit Certificates

(a) Certificates representing the Trust Units, including without limitation Trust Units issued upon the conversion of Convertible Securities, issued after the later of (i) the Record Time and (ii) the date on which all required regulatory approvals required in respect of this Agreement have been received, but prior to the Close of Business on the earlier of (iii) the Separation Time and (iv) the Expiration Time, shall also evidence one Right for each Trust Unit represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences the holder's rights as set forth in a Unitholder Rights Plan Agreement, made as of April 30, 2007, as amended, restated, varied or replaced (the "**Rights Agreement**"), between the Fund and Computershare Trust Company of Canada, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Fund is available for viewing at www.sedar.com and is available to the holder upon demand without charge. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void or may be evidenced by separate certificates and may no longer be evidenced by this certificate."

(b) Certificates representing Trust Units that are issued and outstanding at the later of (i) the Record Time and (ii) the date on which all required regulatory approvals required in respect of this Agreement have been received, shall evidence one Right for each Trust Unit evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of (iii) the Separation Time and (iv) the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Trust Unit for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Trust Units are subject to adjustment as set forth below). Notwithstanding

any other provision of this Agreement, any Rights held by the Fund or any of its Subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Trust Unit registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Trust Units. Promptly following the Separation Time, the Fund will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Trust Units as of the Separation Time and, in respect of each Convertible Security converted into Trust Units after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Fund will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than a Person indicated by the Fund in writing to be an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights as indicated by the Fund in writing (a "**Nominee**")) at such holder's address as shown by the records of the Fund (the Fund hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate in substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Fund may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement prepared by the Fund describing the Rights,

provided that a Nominee shall be sent the materials provided for in sections 2.2(c)(i) and 2.2(c)(ii) only in respect of all Trust Units held of record by it which are not Beneficially Owned by an Acquiring Person as indicated to the Rights Agent by the Fund in writing, and the Fund may require any Nominee or suspected Nominee to provide such information and documentation as the Fund may reasonably require for such purpose.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Calgary, Alberta or Toronto, Ontario:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise (an "**Election to Exercise**") substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Fund, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not indicate that such Right is null and void as provided by section 3.1(b)) and payment as set forth in section 2.2(d), the Rights Agent (unless otherwise instructed in writing by the Fund) will thereupon promptly:

(i) requisition from the transfer agent of the Trust Units certificates representing the number of Trust Units to be purchased (the Fund hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) after receipt of such Trust Unit certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder in the Election to Exercise,

(iii) when appropriate, under section 5.5, requisition from the Fund the amount of cash, if any, to be paid in lieu of issuing fractional Trust Units;

(iv) when appropriate, under section 5.5, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v) tender to the Fund all payments received on exercise of the Rights.

(f) If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Fund covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Trust Units delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the Fund Declaration of Trust, the *Securities Act* (Alberta), the *U.S. Exchange Act*, the 1933 Act and comparable legislation of each of the other provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the

issuance and delivery of the Rights, the Rights Certificates and the issuance of any Trust Units upon exercise of the Rights;

(iii) use reasonable efforts to cause all Trust Units issued upon exercise of the Rights to be listed on each Exchange;

(iv) cause to be reserved and kept available out of its authorized and unissued Trust Units, the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial, state and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units issued upon the exercise of Rights, provided that the Fund shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Trust Units issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by section 5.1 or section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 2.3 and in Article 3.

(b) In the event that the Fund shall at any time after the Record Time and prior to the Expiration Time:

(i) subdivide or change the then-outstanding Trust Units into a greater number of Trust Units;

(ii) consolidate or change the then-outstanding Trust Units into a smaller number of Trust Units;

or, in the event that the Fund shall at any time after the Separation Time and prior to the Expiration Time:

(iii) declare or pay a distribution on the Trust Units payable in Voting Units or Convertible Securities other than pursuant to any distribution reinvestment plan; or

(iv) issue any Voting Units (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Trust Units, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable

upon the exercise of Rights) shall be adjusted as follows (without duplication with respect to section 2.1):

(v) if the Exercise Price and number of Rights outstanding are to be adjusted:

(A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units (or other securities of the Fund) (the "**Expansion Factor**") that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof, and

(B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Fund issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Trust Unit (or other security of the Fund) will have exactly one Right associated with it, and

(vi) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this section 2.3(b) shall be made successively, whenever an event referred to in this section 2.3(b) occurs.

(c) If, after the Record Time and prior to the Expiration Time, the Fund shall issue any of its securities other than Trust Units in a transaction of a type described in sections 2.3(b)(iii) or 2.3(b)(iv), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Fund and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d) If an event occurs which would require an adjustment under both this section 2.3 and section 3.1, the adjustment provided for in this section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to section 3.1.

(e) In the event the Fund shall at any time after the Record Time and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in section 2.3(b), each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit (as provided in section 2.1).

(f) In the event the Fund shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or Convertible Securities in respect of Trust Units) at a price per Trust Unit (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per security (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per

Trust Unit on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction of which:

(i) the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Trust Unit; and

(ii) the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Trust Units (or securities convertible into or exchangeable for Trust Units) actually issued upon the exercise of such rights or warrants.

(g) For purposes of this Agreement, the granting of the right to purchase Trust Units (whether from treasury or otherwise) pursuant to any distribution or interest reinvestment plan or any Trust Unit purchase plan providing for the reinvestment of distributions or interest payable on securities of the Fund or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Fund) shall not be deemed to constitute an issue of rights or warrants by the Fund; provided, however, that in the case of any distribution or interest reinvestment or trust unit purchase plan, the right to purchase Trust Units is at a price per security of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(h) In the event the Fund shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of:

(i) evidences of indebtedness or assets (other than a Regular Periodic Cash Distribution or a distribution paid in Trust Units, but including any distribution payable in securities other than Trust Units); or

(ii) rights or warrants entitling them to subscribe for or purchase Voting Units other than Trust Units (or Convertible Securities in respect of the Voting Units other than Trust Units), at a price per Voting Unit (or, in the case of a Convertible Security in respect of Voting Units, having a conversion, exchange or exercise price per security (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Trust Unit on such record date (excluding rights or warrants referred to in section 2.3(f)),

the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of

indebtedness, rights, warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(i) Each adjustment made pursuant to this section 2.3 shall be made as of:

(i) the payment or effective date for the applicable distribution, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to section 2.3(b); and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to sections 2.3(f) or 2.3(h), subject to readjustment to reverse the same if such distribution shall not be made.

(j) In the event the Fund shall at any time after the Record Time and prior to the Expiration Time issue any securities (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities, or Convertible Securities in respect of any such securities, in a transaction referred to in any of sections 2.3(b), 2.3(f) and 2.3(h), inclusive, if the Board of Directors acting in good faith determines that the adjustments contemplated by sections 2.3(b), 2.3(f) and 2.3(h) in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board of Directors may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in section 5.4(b), determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding sections 2.3(b), 2.3(f) and 2.3(h), such adjustments, rather than the adjustments contemplated by sections 2.3(b), 2.3(f) and 2.3(h), shall be made upon the Board of Directors providing written certification thereof to the Rights Agent as set forth in section 2.3(r). The Fund and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(k) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this section 2.3(k) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this section 2.3 shall be calculated to the nearest cent.

(l) All Rights originally issued by the Fund subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Trust Units purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(m) Unless the Fund shall have exercised its election, as provided in section 2.3(n), upon each adjustment of an Exercise Price as a result of the calculations made in sections 2.3(f) and 2.3(h), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Trust Units obtained by:

(i) multiplying (A) the number of Trust Units covered by a Right immediately prior to such adjustment, by (B) the Exercise Price in effect immediately prior to such adjustment; and

(ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

(n) The Fund may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Trust Units purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Trust Units for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Fund shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this section 2.3(n), the Fund shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Fund, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Fund, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Fund, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(o) In any case in which this section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Fund may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Trust Units and other securities of the Fund, if any, issuable upon such exercise over and above the number of Trust Units and other securities of the Fund, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Fund shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(p) Notwithstanding anything in this section 2.3 to the contrary, the Fund shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(i) subdivision or consolidation of the Trust Units;

(ii) issuance wholly for cash of any Trust Units at less than the applicable Market Price;

(iii) issuance wholly for cash of any Trust Units or securities that by their terms are exchangeable for or convertible into or give a right to acquire Trust Units;

(iv) trust unit distributions; or

(v) issuance of rights, options or warrants referred to in this section 2.3, hereafter made by the Fund to holders of its Trust Units,

shall not be taxable to such unitholders.

(q) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

(r) Whenever an adjustment to the Exercise Price is made pursuant to this section 2.3, the Fund shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Trust Units a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Trust Units is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Fund are closed, such Person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next Business Day on which the Trust Unit transfer books of the Fund are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Fund by the Chief Executive Officer, President, Chief Financial Officer or Secretary of the Administrator. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Administrator shall bind the Fund, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly following the Separation Time, the Fund will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by or on behalf of the Fund to the Rights Agent for countersignature, and the Rights Agent shall countersign

(manually or by facsimile signature in a manner satisfactory to the Fund) and deliver such Rights Certificates to the holders of the Rights pursuant to section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) After the Separation Time, the Fund will cause to be kept a register (the "**Rights Register**") in which, subject to such reasonable regulations as it may prescribe, the Fund will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "**Rights Registrar**" for the purpose of maintaining the Rights Register for the Fund and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of sections 2.6(d) and 3.1(b), the Fund will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Fund, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Fund or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this section 2.6, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Fund shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Fund and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Fund or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Fund shall execute and, upon the Fund's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this section 2.7, the Fund may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Fund, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "**holder**" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Fund may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Fund may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Fund.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Fund and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) for registration of transfer, the Fund, the Rights Agent and any agent of the Fund or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Fund or the Rights Agent) for all purposes whatsoever, and neither the Fund nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Trust Units or other securities upon exercise of a Right (except as provided herein);

(f) that, without the approval of any holder of Rights or Voting Units and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Fund nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 Exclusion of Warranty by Rights Agent

(a) The Rights Agent shall have no obligation under this Agreement to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Rights or Trust Units issuable upon the exercise thereof. The Rights Agent shall be entitled to process all proffered transfers and exercises of Rights upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements.

(b) The Rights Agent may assume for the purposes of this Agreement that any address on the Register is the holder's actual address and is determinative as to residency and that the address of any transferee to whom any Rights are to be registered, as shown on the transfer document, is the transferee's residency.

(c) The Rights Agent shall have no obligation to ensure that the legends appearing on the Rights Certificates or Trust Units comply with the regulatory requirements or securities laws of any applicable jurisdiction.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event

(a) Subject to section 3.1(b) and section 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the Fund, upon exercise thereof in accordance with the terms hereof, that number of Trust Units as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 if, after such date of consummation or occurrence, an event of a type analogous to any of the events described in section 2.3 shall have occurred with respect to such Trust Units).

(b) Notwithstanding anything in this Agreement to the contrary but subject to section 5.1, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Trust Unit Acquisition Date, or which may thereafter be Beneficially Owned, by:

(i) an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or any Affiliate or Associate of any such Person so acting jointly and in concert); or

(ii) a transferee, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or any Affiliate or Associate of any such Person so acting jointly and in concert), in a transfer of Rights occurring subsequent to the Acquiring Person becoming such,

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this section 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this section 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of sections 3.1(b)(i) or 3.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate

and the Rights represented hereby shall be void in the circumstances specified in section 3.1(b) of the Rights Agreement."

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Fund or if a holder fails to certify upon transfer or exchange in the space provided to do so.

(d) After the Separation Time, the Fund shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Fund Declaration of Trust, the *Securities Act* (Alberta) and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Fund is subject to such laws and the rules of each Exchange in respect of the issue of Trust Units upon the exercise of Rights in accordance with this Agreement.

3.2 Fiduciary Duties of the Board of Directors

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Units reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the unitholders of the Fund with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Fund hereby appoints the Rights Agent to act as agent for the Fund and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Fund may from time to time appoint such co-rights agents ("**Co-Rights Agents**") as it may deem necessary or desirable. In the event the Fund appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Fund may determine. The Fund agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonably incurred expenses and other disbursements in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to section 4.3(a). The Fund also agrees to indemnify the Rights Agent and each of its directors, officers, employees, agents and shareholders for, and to hold each of them harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including without limitation the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Trust Units, Rights Certificate, certificate for other securities of the Fund, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c) The Fund shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Administrator.

(d) No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers under this Agreement.

4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Fund and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Fund) and the opinion of such counsel will be full and complete authorization and

protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Fund (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Fund prior to taking, refraining from taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, President, Chief Financial Officer or the Secretary or Assistant Secretary of the Administrator and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units, or the Rights Certificates (except its countersignature thereof which countersignature shall not be construed as a representation or warranty by the Rights Agent as to the validity of this Agreement or the Rights Certificate(s), except the due certification thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Fund only;

(e) the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Trust Unit certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Fund of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to section 3.1(b) or any adjustment required under the provisions of section 2.3 or responsible for the manner, method or amount of any such adjustment, nor will it be responsible for the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 2.3 describing any such adjustment or any written notice from the Fund or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to any Trust Units, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable;

(f) the Fund agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual designated in writing by the Fund and believed by the Rights Agent to be the Chief Executive Officer, President, Chief Financial Officer, or the Secretary or Assistant Secretary of the Administrator, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual; it is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions;

(h) the Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Fund or become pecuniarily interested in any transaction in which the Fund may be interested, or contract with or lend money to the Fund or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement; nothing herein shall preclude the Rights Agent from acting in any other capacity for the Fund or for any other legal entity; and

(i) the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Fund resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days prior written notice (or such lesser notice as is acceptable to the Fund) to the Fund, to each transfer agent of Trust Units and to the holders of the Rights, all in accordance with section 5.10 and at the expense of the Fund. The Fund may remove the Rights Agent by giving 30 days prior written notice to the Rights Agent, to each transfer agent of the Trust Units and to the holders of the Rights in accordance with section 5.10. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Fund will appoint a successor to the Rights Agent. If the Fund fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection of the Fund), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Fund or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving all amounts owing to it hereunder (unless otherwise agreed by the Rights Agent), shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Fund will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Trust Units and mail a notice thereof in writing to the holders of the Rights in accordance with section 5.10. Failure to give any notice provided for in this section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption, Waiver, Extension and Termination

(a) Subject to the prior consent of the holders of Voting Units or Rights obtained as set forth in sections 5.4(a) or 5.4(b), as applicable, the Board of Directors acting in good faith may, at any time prior to the later of the Trust Unit Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 if an event of the type analogous to any of the events described in section 2.3 shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(b) The Board of Directors shall waive the application of section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined in good faith, following the Trust Unit Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Trust Unit Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this section 5.1(b) may only be given on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the "**Disposition Date**"), has reduced its Beneficial Ownership of Voting Units such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, then the Disposition Date shall be deemed to be the date of occurrence of a further Trust Unit Acquisition Date and section 3.1 shall apply thereto.

(c) In the event that a Person acquires Voting Units pursuant to a Permitted Bid or an Exempt Acquisition referred to in section 5.1(d), then the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(d) The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Units; provided that, if the Board of Directors waives the application of section 3.1 to a particular Take-over Bid pursuant to this section 5.1(d), then the Board of Directors shall be deemed to have waived the application of section 3.1 to any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Units prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this section 5.1(d).

(e) Subject to the prior consent of the holders of Voting Units obtained as set forth in section 5.4(b)(i), the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of section 3.1 has not been waived pursuant to this section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Units and otherwise than in the circumstances set forth in section 5.1(b), waive the application of section 3.1 to such Flip-in Event. In such event,

the Board of Directors shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of unitholders called to approve such waiver.

(f) The Board of Directors may, prior to the Close of Business on the tenth Business Day following a Trust Unit Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of section 3.1 to the related Flip-in Event; provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Units (or has entered into a contractual arrangement with the Fund, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that, at the time the waiver becomes effective pursuant to this section 5.1(f), such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(g) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, or if the Board of Directors grants a waiver under section 5.1(f) after the Separation Time, then the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this section 5.1(g), all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Trust Units at the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Fund shall be deemed to have issued replacement Rights to the holders of its then outstanding Trust Units.

(h) If the Board of Directors is deemed under section 5.1(c) to have elected or elects under sections 5.1(a) or 5.1(f) to redeem the Rights, then the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(i) Within 10 days after the Board of Directors is deemed under section 5.1(c) to have elected or elects under section 5.1(a) or 5.1(g) to redeem the Rights, the Fund shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Units. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

5.2 Expiration

No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in sections 4.1(a) and 4.1(b).

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Fund may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) Subject to sections 5.4(b) and 5.4(c), the Fund may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after June 6, 2007, shall be made without the prior consent of the unitholders of the Fund or holders of the Rights, given as provided in section 5.4(b), except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with section 5.4(b):

(i) in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

(ii) in order to make such changes as are necessary in order to cure any clerical or typographical error.

Notwithstanding anything in this section 5.4 to the contrary, no amendment, variation or deletion shall be made to the provisions of Article 4 or any other provision specifically relating to the rights or duties of the Rights Agent except with the written concurrence of the Rights Agent thereto.

(b) Any amendment, variation or deletion made by the Board of Directors pursuant to section 5.4(a) shall if made:

(i) prior to the Separation Time, be submitted to the unitholders of the Fund at the next meeting of unitholders and the unitholders may, by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment, variation or deletion; or

(ii) after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of unitholders of the Fund and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to section 3.1(b) who vote in respect of such amendment, variation or deletion, confirm or reject such amendment, variation or deletion.

Any amendment, variation or deletion pursuant to section 5.4(a) shall be effective from the later of the date of the consent of the holders of Voting Units or Rights, as applicable, adopting such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of an amendment, variation or deletion referred to in sections 5.4(a)(i) or (ii), which shall be effective from the later of the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and the date or approval thereof by the Exchange and shall continue in effect until it ceases to be effective (as in this section 5.4(b) described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to sections 5.4(a)(i) or (ii) is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective, as applicable:

(iii) from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted;

(iv) from and after the date of the meeting of holders of Rights that should have been (but was not) held prior to or concurrently with the time of the next meeting of unitholders of the Fund; or

(v) from and after the date a meeting of unitholders should have been held pursuant to the Fund Declaration of Trust but was not held,

and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights, as the case may be.

(c) For greater certainty, neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this section 5.4 or otherwise.

(d) The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Fund Declaration of Trust and under applicable laws with respect to meetings of unitholders of the Fund.

5.5 Fractional Rights and Fractional Trust Units

(a) The Fund shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

(b) The Fund shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates that evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Fund shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Fund to

enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 No Personal Liability

The parties hereto acknowledge that:

(a) the Administrator is entering into this agreement solely in its capacity as agent on behalf of the Fund;

(b) the obligations of the Fund hereunder shall not be personally binding upon the trustee of the Fund, the Administrator, the Board of Directors or any of the Independent Unitholders;

(c) the trustee of the Fund, the Administrator, the Board of Directors and the Independent Unitholders shall have no personal liabilities or obligations under this Agreement; and

(d) any recourse against the Fund, the trustee of the Fund, the Administrator, the Board of Directors or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Assets as defined in the Fund Declaration of Trust.

5.8 Holder of Rights Not Deemed a Unitholder

No holder, as such, of any Rights shall be entitled to vote, receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a unitholder of the Fund or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action, or to receive notice of meetings or other actions affecting unitholders (except as provided in section 5.9) or to receive distributions or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.9 Notice of Proposed Actions

If the Fund proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Fund or the sale of all or substantially all of the Fund's assets, then, in each such case, the Fund shall give to each holder of a Right, in accordance with section 5.10, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Fund.

5.10 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Fund will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by facsimile machine or

other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Fund, as applicable), as follows:

(a) if to the Fund:

KEYERA FACILITIES INCOME FUND
600 Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, AB T2P 3N4

Attention:	Corporate Secretary
Facsimile No.:	(403) 205-8303;

(b) if to the Rights Agent:

COMPUTERSHARE TRUST COMPANY OF CANADA
Suite 600, 530 - 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention:	General Manager, Corporate Trust
Facsimile No.:	(403) 267-6598; and

(c) if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Fund for the Trust Units.

Any notice which is mailed or sent or delivered in the manner provided for herein shall be deemed given and received whether or not the holder receives the notice.

5.11 Costs of Enforcement

The Fund agrees that if the Fund, or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfil any of its obligations pursuant to this Agreement, then the Fund or such Person will reimburse the holder of any Rights for the reasonable costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.12 Regulatory Approvals

Any obligation of the Fund or action or event contemplated by this Agreement, shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Fund upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of each Exchange.

Unless provided with written notice to the contrary, the Rights Agent is entitled to assume that all such necessary consents and approvals have been obtained.

5.13 Declaration as to Non-Canadian and Non-United States Holders

If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside

Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Fund, as the Board of Directors may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Fund or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and of the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.14 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Fund or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.15 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Fund, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Fund, the Rights Agent and the holders of the Rights.

5.16 Unitholder Review

At or prior to the first annual meeting of unitholders of the Fund following the third anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Unitholders for their consideration and, if thought advisable, approval. If a majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted against the continued existence of this Agreement, then the Board of Directors shall, immediately upon the confirmation by the chairman of such unitholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.17 Determinations and Actions by the Board of Directors

All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith:

(a) may be relied upon by the Rights Agent (and in the case of reliance by the Rights Agent, the good faith of the Board of Directors shall be presumed); and

(b) shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.18 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.19 Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s'y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.20 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21 Effective Date

This Agreement is effective as of and from April 30, 2007. If the Rights Plan is not confirmed by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of such Rights Plan at a meeting to be held not later than October 30, 2007, then this Agreement and any outstanding Rights shall be of no further force and effect.

5.22 Time of the Essence

Time shall be of the essence hereof.

5.23 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective the 30th day of April, 2007.

KEYERA FACILITIES INCOME FUND, by its administrator, Keyera Energy Management Ltd.

By:	*"signed"*
Name:	David G. Smith
Title:	Executive Vice-President and Chief Financial Officer
By:	*"signed"*
Name:	James V. Bertram
Title:	President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	*"signed"*
Name:	Dan Sander
Title:	Professional, Corporate Trust
By:	*"signed"*
Name:	Patricia Selby
Title:	Professional, Corporate Trust

SCHEDULE A

to a Unitholder Rights Plan Agreement made as of April 30, 2007, between Keyera Facilities Income Fund and Computershare Trust Company of Canada.

[Form of Rights Certificate]

Certificate No. Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE FUND, ON THE TERMS SET FORTH IN THE UNITHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholder Rights Plan Agreement made as of April 30, 2007, as such agreement may from time to time be amended, restated, varied or replaced (the "**Rights Agreement**") between Keyera Facilities Income Fund, an unincorporated trust established pursuant to the laws of Alberta, (the "**Fund**") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "**Rights Agent**") which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Fund, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid Trust Unit of the Fund (a "**Trust Unit**") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Calgary, Alberta or Toronto, Ontario. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be equal to three times the Market Price per Trust Unit (payable in cash, certified cheque or money order payable to the order of the Fund).

The number of Trust Units which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Fund and the holder of the Rights Certificates. By acceptance hereof, the holder is deemed to accept, and agrees to be bound by the terms of the Rights Agreement. Copies of the Rights Agreement are on file at the principal executive offices of the Fund and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Calgary, Alberta or Toronto, Ontario may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may be adjusted so as to entitle the registered holder thereof to purchase or receive securities or trust units in the capital of the Fund other than Trust Units or more or less than one Trust Unit (or a combination thereof), all as provided in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Fund at a redemption price of $0.00001 per Right subject to adjustment in certain events.

No fractional Trust Units will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a unitholder of the Fund or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action, or to receive notice of any meeting or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive distributions or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Fund.

Date: ____________________

KEYERA FACILITIES INCOME FUND, by its administrator, Keyera Energy Management Ltd.

By: ________________________________

By: ________________________________

Countersigned:

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ________________________________

FORM OF ELECTION TO EXERCISE

KEYERA FACILITIES INCOME FUND

The undersigned hereby irrevocably elects to exercise ______________ whole Rights represented by this Rights Certificate to purchase the Trust Units issuable upon the exercise of such Rights and requests that certificates for such Trust Units be issued in the name of and delivered to:

Rights Certificate No. ______________

____
Name

____
Address

____
City and Province

____
Social Insurance No. or other taxpayer identification numbers

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
Name

____
Address

____
City and Province

____
Social Insurance No. or other taxpayer identification numbers

Date: ______________________________

____
Signature

____
Written Signature Guaranteed

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the holder if true)

The undersigned hereby represents, for the benefit of the Fund and all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

____

Signature

NOTICE

In the event that the certifications set forth above in the Form of Election to Exercise and Assignment are not completed, the Fund shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date: ______________________	Signature: ______________________
Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of the Fund and all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

____

Signature

____

(Please print name below signature)

NOTICE

In the event that the certifications set forth above in the Form of Election to Exercise and Assignment are not completed, the Fund shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Adopts Unitholder Rights Plan

CALGARY, April 30 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that it has adopted a Unitholder rights plan ("Rights Plan") effective April 30, 2007.

The Rights Plan was adopted by the Board of Directors to provide fair treatment for all Unitholders, and to provide Keyera's Board of Directors and Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value, in the event of a take-over bid for the Fund or other acquisition of control of the Fund. Keyera is not adopting the Rights Plan in response to any specific proposal to acquire control of the Fund.

The Rights Plan encourages a potential acquirer to proceed either by way of a Permitted Bid (as defined in the Rights Agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. Permitted Bids must be made by way of a take-over circular and remain open for acceptance for 60 days. The Rights Plan is similar to plans adopted by other Canadian public issuers.

Under the Rights Plan, rights have been issued and distributed to all holders of outstanding units of the Fund as of April 30, 2007. Rights will trade with and cannot be separated from the units until after the commencement of a take-over bid for the Fund or an acquisition of a significant interest in the Fund. In the event of a take-over bid or an acquisition of a significant interest in the Fund that does not meet the requirements of a Permitted Bid, or is not made with the concurrence of the Board, the rights entitle Unitholders, other than those who are making the take-over bid, to purchase additional Keyera units at a 50% discount to market value at the time of exercise.

The Rights Agreement can be obtained on SEDAR (www.sedar.com) or Keyera's website (www.keyera.com). The Rights Plan has received conditional acceptance from the TSX and must be approved by Unitholders within six months. Unitholders will be asked to approve the Rights Plan at Keyera's Annual and Special Meeting of Unitholders on June 6, 2007 at 9:30 a.m. (MDT). The meeting will be held in the Kensington Room, Marriott Hotel, 110 - 9th Avenue SE, Calgary, Alberta. If approved, the Rights Plan will be in effect until June 6, 2010 unless it is extended with Unitholder approval. If not approved, the rights will be redeemed in accordance with the terms of the Rights Plan.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such

initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations, or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 18:31e 30-APR-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund - First Quarter Results Conference Call and Webcast

CALGARY, May 1 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today that it expects to release its first quarter 2007 report on Tuesday, May 8, 2007. A conference call and webcast have been scheduled for Wednesday, May 9 at 8:00 am MDT (10:00 am Eastern) for interested investors, analysts, brokers and media representatives.

The conference call dial-in number is 800-594-3615 or 416-644-3423. A recording of the conference call will be available for replay until midnight, May 16, 2007 by dialing 877-289-8525 or 416-640-1917 and entering passcode 21228455 followed by the pound key.

A live webcast of the conference call can be accessed on Keyera's website at www.keyera.com under Investor Information, Webcasts & Presentations. Shortly after the call, an audio archive will be posted on the website for 90 days.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website or contact: John Cobb, Director, Investor Relations, or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 09:00e 01-MAY-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Enhances Pipeline System in Key Energy Hub

CALGARY, May 2 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today arrangements that will significantly enhance its operational capabilities in Edmonton and Fort Saskatchewan, Alberta, an area rapidly developing into western Canada's energy infrastructure centre. Keyera has agreed to lease a 6-inch, 30 kilometre pipeline running between Fort Saskatchewan and Edmonton from Taylor NGL Limited Partnership and intends to use the pipeline to augment its Fort Saskatchewan pipeline system.

When associated construction is completed, Keyera will have four pipelines delivering NGLs between its Edmonton logistics terminal and the Keyera-operated Fort Saskatchewan fractionation and storage facility. The new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage facilities. These operational improvements are expected to add value to Keyera's existing storage services, and the increased flexibility may support the development of new storage caverns at Fort Saskatchewan in the future.

Keyera will invest approximately $6 million ($4.6 million net) to connect the pipeline to its Edmonton and Fort Saskatchewan facilities. The pipeline is expected to be in service by year-end 2007.

Keyera's infrastructure in the Edmonton/Fort Saskatchewan area consists of NGL processing, storage, terminals and pipelines. Keyera's Edmonton terminal is a key logistics and pipeline hub, receiving propane, butane and condensate from multiple sources for delivery to key markets through its pipeline connections and rail and truck loading facilities. Keyera's Fort Saskatchewan pipeline system connects the Edmonton terminal to its facilities at Fort Saskatchewan, which includes 30,000 barrels per day of NGL processing and 8.6 million barrels of underground NGL storage.

"This pipeline is the next step in the evolution of our NGL infrastructure strategy in the Edmonton/Fort Saskatchewan hub", said Jim Bertram, President and CEO of Keyera. "Our success in this area comes from our ability to provide value-added services to our customers and we are continually looking for ways to enhance our service offering. This pipeline provides better access to our storage caverns in Fort Saskatchewan, strengthening our position as a leading storage provider in the area. Improved distribution of propane, butane and condensate augments the level of logistics service that we are able to provide to customers and enhances our ability to grow this business further."

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events

may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440./

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:35e 02-MAY-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund - Q1 First Quarter Report

Three months ended March 31, 2007

CALGARY, May 8 /CNW/ -

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2007 FIRST QUARTER HIGHLIGHTS

- Keyera delivered strong first quarter financial results, with net earnings of $19.0 million, up 24% compared to the same period last year. Distributable cash flow(1) was $36.5 million ($0.60 per unit), 43% higher than the first quarter of 2006.

- Distributions to unitholders totaled $21.8 million in the first quarter, or $0.357 per unit.

- Keyera is announcing a 5% cash distribution increase to 12.5 cents per unit per month, beginning with the May distribution, payable on June 15.

- All business segments delivered strong first quarter results, driven by growth capital projects completed in 2006. Contribution from Gathering and Processing was $21.5 million, up 16% from the first quarter of 2006. Contribution from NGL Infrastructure was $12.3 million, 13% higher than the same period last year. The Marketing business posted contribution of $8.5 million, significantly better than the fourth quarter of 2006, but down 22% from the record results in the first quarter of last year.

- Keyera announced a pipeline project that will enhance its operational capability at the Edmonton/Fort Saskatchewan hub. After connections have been constructed, Keyera will operate four pipelines between our Edmonton terminal and our NGL fractionation and storage facility in Fort Saskatchewan.

- Several internal growth projects were initiated in the first quarter, including extending the Caribou North Gas Gathering System, enhancing compression and gathering pipelines serving the Strachan gas plant and constructing a condensate truck loading rack at the Rimbey gas plant.

- In a separate release, Keyera announced a proposed internal reorganization intended to streamline Keyera's existing structure and enhance tax planning flexibility.

(1) See "Non-GAAP Financial Measures" on page 4
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Message to Unitholders

I am very pleased to announce strong financial and operating results again in the first quarter of 2007. The growth capital projects we completed in 2006 are contributing to Keyera's success, delivering cash flow and enabling us to grow our business.

The first quarter results set new records for Keyera. First quarter distributable cash flow was $36.5 million, or $0.60 per unit, the highest in Keyera's history and 43% higher than the $0.42 per unit posted in the same period last year. First quarter earnings before tax and non controlling interest were $21.9 million, another record for Keyera and 16% higher than the

same period in 2006. Concurrent with the release of our strong first quarter financial results, we are announcing a 5% increase in our distributions to 12.5 cents per unit per month, effective with the May distribution, payable to unitholders on June 15. This marks our fifth distribution increase in four years and represents a 38% increase in distributions per unit since we went public in 2003.

All three of our business lines contributed to these strong results. Contribution from our Gathering and Processing segment was $21.5 million, 16% higher than the same period last year. Our NGL Infrastructure also had a strong quarter, posting contribution of $12.3 million, a 13% increase from the same period last year. Marketing contribution of $8.5 million was more typical of first quarter levels, although 22% lower than the record results in the first quarter of 2006.

In the first quarter, several internal growth projects were in various stages of evaluation, planning and construction. We have agreed to lease a pipeline in the Edmonton/Fort Saskatchewan area that will significantly enhance our operational capabilities. When associated construction is completed, we will have four pipelines delivering NGLs between our Edmonton logistics terminal and our NGL fractionation and storage facility in Fort Saskatchewan. The new pipeline will allow condensate and butane to be delivered into and out of storage at increased rates and may support the development of new storage caverns at Fort Saskatchewan in the future.

In northeastern British Columbia, we extended our Caribou North Gas Gathering System in the first quarter to capture new gas development north of the existing pipeline. At our Strachan gas plant, we are enhancing our compression and gathering pipelines to accommodate new gas southeast of the plant. At our Rimbey gas plant, we are in the process of adding a condensate truck loading rack to enhance our product delivery capability. And in early May we were successful in acquiring the remaining ownership interests in Rimbey Pipe Line and now own 100%. We continue to investigate new opportunities to expand our asset portfolio and maximize value from existing facilities in all three of our business lines, with a view to growing cash flow.

At our meeting of unitholders on June 6, 2007, we will be recommending approval of a reorganization of Keyera's internal legal structure. We believe the reorganization will enhance unitholder value by streamlining Keyera's structure, immediately reducing administrative costs and cash taxes. The reorganization will also provide enhanced tax planning flexibility and assist us in managing Keyera's future taxability.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to another successful year in 2007.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major NGL hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide most of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are

fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements.

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Contribution by Operating Segment (in thousands of dollars)	Three months ended March 31 2007	2006
Gathering & Processing(1)		
Revenue	42,708	38,992
Operating expenses	(21,226)	(20,514)
Gathering & Processing contribution	21,482	18,478
NGL Infrastructure(1)		
Revenue	17,569	16,468
Operating expenses	(5,380)	(5,628)
Contribution before unrealized gain/(loss)	12,189	10,840
Unrealized gain/(loss)	112	-
NGL Infrastructure contribution	12,301	10,840
Marketing(2)		
Revenue	312,799	317,311
Operating expenses	(298,056)	(305,337)
General & administration	(813)	(586)
Contribution before unrealized gain/(loss)	13,930	11,388
Unrealized gain/(loss)	(5,457)	(470)
Marketing contribution	8,473	10,918
Total contribution	42,256	40,236
Other expenses(3)	(20,396)	(21,315)
Earnings before tax and non-controlling interest	21,860	18,921

Notes:
Gathering and Processing, NGL Infrastructure and Marketing contribution, as defined below, are not standard measures under Canadian generally accepted accounting principles ("GAAP"). Therefore, these measures may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses (Gathering and Processing expenses, NGL Infrastructure expenses and Marketing expenses, where applicable). Management believes contribution provides an accurate portrayal of profitability by operating segment. Additional disclosure regarding segment results is contained in financial statement note 16, Segmented information.

(1) Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.
(2) The Marketing contribution is net of expenses for processing,

transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

(3) Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

>>

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of May 8, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended March 31, 2007 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2006 and the related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses), EBITDA (earnings before interest, taxes, depreciation and amortization) and distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations and financial position. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the

governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 27, 2007 (the "Annual Information Form") filed on SEDAR.

This MD&A and accompanying documents may contain forward-looking statements attributed to third party sources. For example, the discussion on the legislative changes proposed by the Government of Canada with respect to the taxation of flow-through investment vehicles and greenhouse gas emissions and the legislative changes proposed by the Government of Alberta with respect to greenhouse gas emissions are based on information made publicly available by applicable government departments. No assurance can be given that any final legislation or regulations implementing these proposed changes will be consistent with the information available as of the date hereof. To the extent that the proposed legislation and regulations are changed or additional legislative initiatives are implemented, the descriptions and analysis of the impact on Keyera contained in this MD&A may be materially different.

In addition, the discussion of the proposed reorganization (the "Reorganization") contained in this MD&A contains forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described in Keyera's Information Circular. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable advance ruling being obtained from the Canada Revenue Agency; all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

Readers are cautioned that they should not unduly rely on the forward

looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

INTRODUCTION

The statement of net earnings contained in the unaudited interim consolidated financial statements includes the results of operations of the Fund, Keyera Energy Partnership ("the Partnership"), Keyera Energy Facilities Limited ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Management Ltd. ("KEML"), Keyera Energy Inc. ("KEI") and Rimbey Pipe Line Co. Ltd. ("Rimbey Pipe Line") for the three months ended March 31, 2007 and the three months ended March 31, 2006. The Fund and its subsidiaries are collectively referred to as "Keyera". A diagram of Keyera's organizational structure and descriptions of the Fund and its subsidiaries can be found in the Fund's Annual Information Form which is available at www.sedar.com.

BUSINESS ENVIRONMENT

Producers in Canada drilled over 6,000 wells during the first quarter, up 10% from the fourth quarter of 2006. While drilling during the quarter was down 21% from the record levels experienced in the first quarter of 2006, activity was on pace with the first quarters of 2004 and 2005.

Overall, drilling in the regions where Keyera operates increased in the first quarter compared to the fourth quarter of 2006. The foothills front region of Alberta experienced a 20% increase in drilling, while British Columbia wells drilled virtually doubled from the fourth quarter last year. The number of wells drilled in Central Alberta decreased 4% from the fourth quarter, as producers reduced the drilling of shallow gas and coal bed methane wells. Compared to the record first quarter of 2006, drilling activity in these areas declined as lower commodity prices and higher costs affected producer programs.

Drilling adjacent to most of Keyera's facilities remains strong, especially those located in the western regions of the Western Canadian Sedimentary Basin, which is relatively under-explored compared to other regions in the basin. Gas-prone zones in these regions tend to be deeper, require more time to fully develop and, as a result, are not as sensitive to short-term commodity price fluctuations. Keyera's facilities are well suited to process gas from these regions as they are able to process sweet and sour gas and extract the NGLs that are typically associated with the raw gas from deeper horizons.

Keyera's NGL Infrastructure facilities are also well positioned to benefit from future industry activity. Incremental heavy oil and bitumen production expected from oil sands development is expected to drive increased demand for diluent as well as logistics and storage services. Keyera completed a number of projects in 2006 to provide additional products and services and is well positioned to expand its service offering further as market conditions dictate.

Climate change regulations

On March 8, 2007 the Alberta government introduced amendments to the Climate Change and Emissions Management Act (Bill 3) and the accompanying Specified Gas Emitters Regulation (the "Regulation"). The Regulation applies to all facilities in Alberta that produce over 100,000 tonnes of carbon dioxide equivalent ("CO(2)e") annually. The Regulation is intended to take

effect July 1, 2007. The program is designed to reduce the emissions intensity of greenhouse gases ("GHG") at applicable facilities. Emissions intensity refers to the amount of GHG, measured on a CO(2)e basis, emitted on a unit of production basis.

Under the Regulation, existing large emitters must reduce net emissions intensity to 88% of the baseline emissions intensity. The baseline emissions intensity is the average emissions intensity at a facility over the period between 2003 and 2005. If the actual emissions intensity is above the net emissions intensity, then the facility licensee can bring the facility into compliance by:

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- Purchasing emission offsets. Emissions offsets are classified as actions or projects which have resulted in reduced greenhouse gas emissions in Alberta on or since January 1, 2002.
- Purchasing fund credits from the Climate Change and Emissions Management Fund at a cost of $15/tonne of CO(2)e.
- Purchasing emission performance credits. Performance credits are reductions in greenhouse gas emissions beyond the 88% of the baseline emissions intensity.

>>

Keyera is the operator of three facilities which could be subject to the announced legislation: the Strachan, Rimbey and Brazeau River gas plants. Based on a worst case scenario, which assumes that Keyera purchases fund credits at $15/tonne to reduce its net emissions intensity to the intended target and that no emission offsets or performance emission credits are purchased at a cost less than $15/tonne, the anticipated financial impact of the new Regulation on Keyera's operations is estimated at $550,000 in 2007. Thereafter, on an annual basis, the financial impact is expected to be approximately $1 million per year.

Keyera believes that projects implemented since 2002 at Keyera's facilities could potentially generate emission offsets or performance credits that could be used or traded to reduce the financial impact outlined above, however it is premature at this stage to determine what benefit, if any, could be realized from such actions.

Following the Alberta announcement, the federal government released the Regulatory Framework for Air Emissions (the "Framework") on April 26, 2007 which sets out new GHG and air pollutant ("AP") emission reduction targets for various industrial sectors, including the oil and gas industry. The Framework will form the basis for consultations over the next months and the draft GHG and AP regulations are to be released in the spring of 2008. Details of the proposed federal regulations are not yet known and additional clarity will be required before the effect on Keyera can be determined.

Proposed tax on flow-through entitites

On October 31, 2006, the Government of Canada announced a new tax on a portion of the distributions of publicly-traded Canadian income trusts and limited partnerships. Legislation to implement this tax has been introduced. Assuming this legislation or similar legislation is passed in substantially the same form as has been introduced and that Keyera only experiences "normal growth", the Fund, as an existing income trust, will be subject to the new tax as of January 2011. Details of the Government's proposed changes can be found in the Government's website at http://www.fin.gc.ca/news06/06-061e.html.

Under the proposed legislation, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The proposed legislation also provides there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

As at January 1, 2007, Keyera had approximately $375 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's

subsidiaries. Keyera is proposing to undertake a reorganization of its internal legal structure as described under Fund Reorganization in this MD&A. Assuming the reorganization is approved by Keyera's unithholders and implemented as planned, Keyera plans to reduce the use of its available tax deductions in the years 2007 through 2010, thereby maximizing deductions available for the years after 2010.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's Annual Information Form, which is available at www.sedar.com.

Strong performance in all segments resulted in $19.0 million of consolidated net earnings for the first quarter of 2007, an increase of $3.6 million from the first quarter of 2006. The strong performance was underpinned by the growth capital and maintenance projects completed in the Gathering and Processing and NGL Infrastructure segments in 2006. The Marketing segment delivered results that were in line for the first quarter, when seasonal demand and margins are normally higher. However, unrealized losses recorded on financial instruments in accordance with new accounting standards contributed to a $1.3 million decline in marketing operating margin compared to the same period last year. Overall, the lower marketing operating margin and a $1.3 million increase in depreciation and amortization expense were offset by a $2.3 million decrease in general and administrative costs.

Gathering and Processing

Gathering and Processing revenue for the first quarter of 2007 was $41.9 million, an increase of $3.9 million, or 10%, compared to the first quarter of 2006. The increase was due primarily to new volumes on the Caribou North Gas Gathering System that was commissioned in April 2006, higher volumes processed at the Caribou gas plant, greater contribution from increased ownership in the Medicine River Pipeline in 2006 and greater ancillary revenues at the Rimbey gas plant.

Gathering and Processing operating expenses for the first quarter of 2007 were $21.2 million, an increase of $0.7 million, or 3%, compared to the first quarter of 2006. The increase was primarily due to higher expenses at the Caribou gas plant resulting from increased volumes, unscheduled repairs to rotating equipment at the Caribou gas plant and to a boiler at the Rimbey plant. Partially offsetting this increase were lower first quarter costs at the Strachan gas plant, compared to the significant refurbishment expenses incurred in the first quarter of 2006.

Average gross processing throughput in the first quarter of 2007 was 838 million cubic feet per day, up 4% from the fourth quarter of 2006 and about the same as the first quarter last year. Higher volumes in the Foothills region primarily due to increases at the Strachan and Caribou gas plants offset the volume decline experienced in the West Central region.

Gathering and Processing - West Central Region

The West Central Region experienced another solid quarter, benefiting from internal growth projects completed in 2006. Raw gas throughput for the region was down 6% from the same period in 2006 and down slightly from the fourth quarter.

The Rimbey area experienced a decline in shallow gas and coal bed methane drilling. Gas from these types of wells tends to be sweet and dry and requires limited processing. As a result, this slowdown had only moderate impact on Keyera's revenues. Indications are that, while producers will continue to

pursue medium depth and deeper targets in the area, the drilling for shallow gas and coal bed methane in 2007 will continue to lag.

At the Rimbey gas plant, additional compression for the Gull Lake pipeline was commissioned in the first quarter, allowing the Gull Lake pipeline to operate at lower pressures. This enables additional low pressure wells to deliver gas to the Rimbey gas plant. A new condensate truck loading facility is being constructed at the Rimbey gas plant which will provide additional truck loading capacity for delivery to market locations, increasing flexibility in the marketing of condensate. The loading facility is expected to be operational in the second quarter of 2007.

Producers continued to be active in the first quarter in the Drayton Valley region, where Keyera's Bigoray, West Pembina and Brazeau North facilities are located. Compressor modifications were completed at the Bigoray gas plant in February to provide additional sour gas processing capability.

The Rimbey gas plant will undergo its scheduled maintenance turnaround during the second quarter of 2007. Maintenance turnarounds are performed at Keyera's facilities every four years and involve inspections, required repairs and cleaning of vessels and equipment at the facility. The size and scope of the maintenance work will be significant and will require the facility to be offline for approximately two weeks. The cost of the Rimbey turnaround will be recovered over a four-year period, with only a portion of those costs being recoverable in 2007. As a result, the turnaround is expected to have a substantial impact on the West Central Region's contribution in the second quarter.

Maintenance shutdowns are also scheduled for the second and third quarters at the Bigoray, Brazeau North and Medicine River gas plants. With the exception of the Medicine River gas plant, where costs are not recoverable through the fee structure, the costs for the remaining turnarounds will be largely recoverable in the period in which they occur.

Gathering and Processing - Foothills Region

In the Foothills Region, first quarter throughput was up 7% from the same period a year ago and 10% higher than the fourth quarter of 2006.

At the Strachan gas plant, extensive work was completed in 2006 to prepare the plant for increased producer activity. Several producers have either connected, or are in the process of connecting, gas to the facility. Deliveries of Tay River gas to Strachan averaged 50 million cubic feet per day in the first quarter and are expected to remain at those levels for the remainder of 2007. Strong drilling activity is occurring east and north of the Strachan plant and incremental volumes from these areas were delivered to Strachan during the quarter.

South of the Nordegg River gas plant, along the Strachan North Pipeline, a gathering pipeline is currently under construction which will capture gas from recently completed wells in the area. This incremental gas is expected to be on stream by the third quarter of 2007. It is anticipated that this production will be processed at the Strachan and Nordegg River gas plants.

Drilling activity continued over the winter along the Caribou North Gas Gathering System, as well as to the north of the pipeline. During the quarter, the gathering system was extended across the Trutch Creek at the north end of the system and gas from this new area began flowing to the Caribou gas plant in late March. A number of new wells were connected along the gathering system during the quarter, and producers continue to license new wells in this area.

At the Nordegg River plant, repairs to a sulphur condenser and sulphur pit were completed in February. While repairs were underway, a portion of the sour gas volumes was diverted to other facilities. Sweet gas processing was unaffected, and the plant resumed processing sour gas volumes in late February. As a result, sour gas throughput at Nordegg River was reduced during the quarter.

At the Brazeau River gas plant, a number of operational issues at producer owned batteries were resolved, leading to increased throughput from the Pembina region. Assuming producer activity continues, throughput is expected to continue to increase in the coming months.

The Brazeau River plant will undergo its scheduled maintenance turnaround in 2007. The costs of the turnaround will be fully recoverable during the

current year.

NGL Infrastructure

NGL Infrastructure revenue for the first quarter of 2007 was $9.7 million, an increase of $0.1 million compared to the first quarter of 2006, which included a non-recurring adjustment of approximately $1 million. The brine pond expansion undertaken at Fort Saskatchewan and the expansion of the rail rack facility at the Edmonton terminal in 2006 contributed to the results achieved in the first quarter of 2007. Strong demand for storage continued at Fort Saskatchewan and cold weather in various U.S. markets resulted in higher volumes moving through the rail rack at Edmonton.

NGL Infrastructure operating expenses for the first quarter of 2007 were $5.4 million, a decrease of $0.2 million compared to the first quarter of 2006. Increased staffing costs to handle the higher rail rack volumes at Edmonton were more than offset by lower fuel gas costs at the Fort Saskatchewan fractionation facilities.

Demand for storage and logistics services in the Edmonton/Fort Saskatchewan region is expected to continue to increase, driven primarily by oil sands development. Keyera's brine pond construction and rail rack expansion in 2006 served to increase the level of services in this region and resulted in increased cash flows for the business line.

The demand for storage services continues to generate opportunities for Keyera's NGL Infrastructure business. In May 2007, Keyera announced that it will lease a 6-inch, 30 kilometre pipeline between its Edmonton and Fort Saskatchewan facilities, providing a fourth pipeline connecting the two facilities. Capital costs of approximately $4.6 million will be required to construct the necessary connections at the facilities. The new pipeline is expected to be operational at year end.

The new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage facilities. These operational improvements provide more value to Keyera's existing storage services, and the increased flexibility may support the development of new storage caverns in the future.

Keyera acquired an additional 2.4% interest in Rimbey Pipe Line in the first quarter, bringing its ownership interest to 91.8%. Subsequently, Keyera acquired the remaining ownership interests, bringing its ownership to 100%. These acquisitions are consistent with Keyera's strategy of increasing its ownership in key facilities.

Marketing

Marketing revenue for the first quarter of 2007 was $307.3 million, a decrease of $9.5 million compared to the first quarter of 2006. The decrease was due to a decline in NGL sales volumes and approximately $5.5 million of unrealized losses on financial instruments. The unrealized loss is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

Composition of Marketing Revenue (in thousands of dollars)	2007
Physical sales	311,757
Financial instruments - realized	1,042
Financial instruments - unrealized	(5,457)
Marketing revenue	307,342

NGL sales volumes for the first quarter of 2007 averaged 59,600 barrels per day compared to 62,800 barrels per day in the first quarter of 2006. The decrease was due to lower sales of butane compared to the first quarter of 2006.

Marketing operating expenses for the first quarter of 2007 was $289.3 million, a decrease of $8.2 million compared to the first quarter of 2006. The $8.2 million decrease is related to a decline in sales volumes and lower hydrocarbon prices.

NGL product inventories of $60.1 million were $35.6 million higher than the first quarter of 2006. This increase is due primarily to a planned accumulation of product to meet upcoming contracted sales. Forward sales of crude oil have been executed in order to secure future sales prices.

Propane demand was strong during the quarter as North America experienced more normal winter weather. Keyera was able to utilize its logistics expertise and infrastructure, including propane terminals in the U.S., to access niche markets where demand was high, which resulted in higher margins during the quarter.

Butane markets began improving towards the end of 2006 and continued to improve during the first quarter of 2007. As a result, first quarter demand and margins for butane returned to more normal levels.

Market conditions for condensate improved in the first quarter of 2007 as supply and demand for diluent in Alberta came into balance in early 2007. Although there were periods of volatility, overall margins achieved were more typical of historical averages.

Keyera's crude oil midstream business continued to meet expectations in the first quarter of 2007. Volumes delivered to field oil terminals remained steady and quality differentials remained favourable. Another midstream joint venture project became operational in early January 2007 and is operating in line with expectations.

The $5.5 million unrealized loss in the first quarter of 2007 is related to the change in value of crude oil price swap contracts and fixed price physical contracts. The unrealized loss related to changes in crude oil financial contracts amounted to $3.2 million. These contracts are used to protect inventory from fluctuations in the price of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products.

On January 1, 2007, new accounting standards related to the measurement, recognition and disclosure of financial instruments came into effect. In accordance with the new accounting standards, a fixed price physical contract is considered a derivative financial instrument that must be recognized on the balance sheet. As Keyera routinely utilizes fixed price physical contracts to sell forward a portion of its physical inventory, the adoption of this standard resulted in a $2.3 million unrealized loss related to the maturity of fixed price physical contracts on hand at January 1, 2007. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding increase in opening accumulated earnings. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to first quarter earnings.

The adoption of the new accounting standards is expected to result in increased volatility in operating margins due to unrealized gains and losses.

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold and from fluctuations in the margins between purchase prices and sales prices. Also, crude oil margins are exposed to variations in the quality of crude received and volatility in price differentials.

For a discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers

are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the first quarter of 2007 were $5.3 million, down $2.3 million from the first quarter of 2006. Long-term incentive plan costs were $1.4 million lower than in 2006, reflecting a lower unit price. As well, short-term incentive plan costs were $0.9 million lower than in 2006. Excluding the effect of the incentive plans, general and administrative expenses were in line with those of the first quarter of 2006.

Interest expense, net of interest revenue, was $4.6 million for the first quarter of 2007, $0.5 million greater than the first quarter of 2006. The increase was due to higher short-term borrowings used to fund capital projects, partially offset by a reduction in interest paid on lower convertible debenture balances.

Depreciation and amortization expense was $10.6 million for the first quarter of 2007, $1.3 million greater than the first quarter of 2006. The increase was due to growth in the asset base resulting from the completion of several major growth capital projects during the past year.

Income tax expense for the first quarter of 2007 was $2.6 million, $0.6 million less than the same period last year, due to the inclusion of a non-recurring revenue item in the earnings of Rimbey Pipe Line in 2006.

On October 31, 2006 the federal government announced its intention to impose a new tax on distributions from existing public income trusts effective in 2011. Legislation to implement the proposed tax has been introduced but has not been enacted, and the accounting guidance for future income taxes in flow-through entities has not been finalized. If the proposed legislation is put into effect, it is anticipated that the Fund's future income tax liability would increase significantly, with a corresponding decrease in net earnings in the period in which the legislation is substantively enacted.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in management's discussion and analysis presented with the December 31, 2006 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

At March 31, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $18.7 million for March 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

At March 31, 2007, operating expenses and accounts payable contained an estimate of $7.9 million for March 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs

and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $6.4 million at March 31, 2007. Operating expenses and accounts payable contained an estimate of $4.3 million.

Estimation of Marketing revenues:

At March 31, 2007, the Marketing sales and accounts receivable contained an estimate for March 2007 revenues of $37.9 million.

Estimation of Marketing product purchases:

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $96.9 million at March 31, 2007.

Estimation of Asset Retirement Obligation:

In the first quarter of 2007, there were no material changes to the assumptions used in the estimate prepared for December 31, 2006. Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and working capital

Cash provided by operating activities during the first quarter of 2007 was $57.6 million. Cash provided by operating activities before changes in non-cash operating working capital was $37.2 million. Changes in non-cash working capital provided a further $17.0 million. Proceeds received from the disposal of electrical generation equipment contributed $4.2 million and $0.8 million of proceeds were received from the Distribution Reinvestment Plan ("DRIP"). From this cash flow, the Fund paid $21.8 million of distributions to unitholders, repaid $32.1 million of short-term debt, used $3.6 million for capital expenditures and added $1.7 million to cash on hand.

A deficiency of $30.5 million in cash and working capital existed at March 31, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit in working capital results from the use of short-term debt to finance growth capital expenditures in 2005 and 2006.

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Additions to Property, Plant and Equipment (in millions of dollars)	Three months ended March 31 2007	2006
Growth capital expenditures	3.2	24.5
Maintenance capital expenditures	0.4	1.8
Total capital expenditures	3.6	26.3

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In the first quarter of 2007, additions to property, plant and equipment amounted to $3.6 million, consisting of $0.4 million of maintenance capital and $3.2 million of growth capital. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $4.2 million that were included in operating costs. The growth capital expenditures included $1.5 million related to the acquisition of an additional ownership interest in Rimbey Pipe Line. Subsequent to March 31, 2007, Keyera acquired

the remaining ownership interests and reorganized Rimbey Pipe Line as a wholly-owned limited partnership. The reorganization has no immediate effect on earnings but is a preliminary step to the Fund's reorganization discussed later in this MD&A.

Growth capital expenditures for 2007 are expected to be between $40 and $60 million, assuming available opportunities continue to develop.

For a discussion of the risks that could effect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2006 MD&A and to Keyera's AIF which is available on SEDAR.

Debt covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital, fund growth capital expenditures and stabilize distributions, if required, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2010 and $25 million of revolving demand facilities. As at March 31, 2007, $70.8 million was drawn under these credit facilities. Management expects that, upon maturity of these facilities, adequate replacement facilities will be established.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in this agreement provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at March 31, 2007:

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Covenant	Position as at March 31, 2007
Debt to EBITDA not to exceed 3.50	1.95
Debt to Capitalization not to exceed 0.55	0.26

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Keyera has $215 million of unsecured senior notes. Of that amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at March 31, 2007:

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Covenant	Position as at March 31, 2007
Debt to EBITDA not to exceed 3.50	2.35
EBITDA to interest charges not less than 3.00	9.81
Priority Debt to Total Assets not to exceed 15%	0%

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Failure to adhere to the covenants described above may impair Keyera's

ability to pay distributions.

Risk factors

For a discussion of the risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Unitholder Distributions

Keyera pays distributions to unitholders from its distributable cash flow. The Fund declared $21.8 million of distributions to unitholders in the first quarter of 2007. The Fund's distributable cash flow of $36.5 million was sufficient to fund all the distributions made to unitholders. In determining the level of distributions to unitholders, the Board of Directors takes into consideration current and expected future levels of cash flow, growth capital expenditures, debt repayments, working capital requirements and other factors.

The following table presents the calculation of "distributable cash flow" for the Fund. Keyera management believes that distributable cash flow is an appropriate measure of the Fund's cash flow available for distribution to Unitholders. Because distributable cash flow is a non GAAP measure, it may not be comparable to similar measures reported by other business entities. Therefore, when assessing Keyera's performance relative to other entities, "cash flow from operating activities" as presented in the Fund's Consolidated Statements of Cash Flows may be a more comparable measure.

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Distributable Cash Flow (in thousands of dollars)	Three months ended March 31 2007	2006(1)
Cash flow from operating activities	57,591	77,401
Add (deduct):		
Changes in non cash working capital	(20,376)	(49,662)
Maintenance capital	(351)	(1,803)
Non-controlling interest distributable cash flow	(316)	(388)
Distributable cash flow	36,548	25,548
Distributions to unitholders	21,763	21,553

(1) The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of foreign exchange gains and losses. For the three months ended March 31, 2006, $447 of unrealized foreign exchange losses have been included in the change in non-cash working capital.

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The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations - Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During the first quarter of 2007, $0.5 million of convertible debentures (before adjustment for deferred financing costs) were converted into 38,746 trust units and 49,860 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at March 31, 2007 to 61,019,359. Convertible debentures outstanding at March 31, 2007 were $22.6 million.

FUND REORGANIZATION

Keyera is proposing to undertake a reorganization in the third quarter of 2007 by way of plan of arrangement. The intent of the reorganization is to streamline the existing legal structure and simplify accounting, legal, reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. The proposed reorganization will result in the elimination of most taxable Canadian corporations from Keyera's structure. As a result it is anticipated that cash taxes within the structure, which were $4.3 million in 2006, will be largely eliminated until 2011.

Implementation of the reorganization is subject to a number of conditions precedent, including, but not limited to, the receipt of a favourable ruling from the Canada Revenue Agency, court approval of the plan of arrangement and Unitholder approval. Assuming the conditions precedent are fulfilled, and the reorganization is implemented as planned, Keyera plans to reduce the use of its available tax deductions in years 2007 through to 2010, thereby increasing deductions available for the years after 2010. As a result of the adoption of this strategy, distributions to Canadian residents are expected to be approximately 30% to 40% return of capital in 2007, with distributions becoming fully taxable in 2008 for Canadian non-exempt unitholders.

The proposed reorganization is described in detail in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which was filed on SEDAR (www.sedar.com) on May 8, 2007. Unitholders will be asked to approve the reorganization at the Annual and Special Meeting of Unitholders on June 6, 2007 at 9:30 a.m. (MDT).

Keyera has applied to the Canada Revenue Agency for an advance income tax ruling confirming that the proposed reorganization can be completed without adverse tax consequences for the Fund and its Unitholders resident in Canada. Keyera also applied for, and was granted, an interim order from the Alberta Court of Queens Bench with respect to the plan of arrangement. A copy of the interim order is included in Keyera's Information Circular. If Unitholders approve the reorganization, Keyera intends to apply for a final order.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting policies

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to our unaudited Interim Consolidated Financial Statements and Note 2 of our 2006 Annual Report.

Changes in accounting policies

On January 1, 2007, we adopted the following CICA handbook sections:

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- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments - Recognition and Measurement;
- Section 3861, Financial Instruments - Presentation and Disclosure; and
- Section 3865, Hedges

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The new accounting standards address the classification, recognition and measurement and presentation and disclosure of financial instruments in the financial statements and require the inclusion of comprehensive income. As

well, the new standards expand the definition of derivatives to include both financial and non-financial contracts.

Upon adoption of these new accounting standards, financial assets and liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Gains and losses on financial instruments measured at fair value are recognized in net earnings in the period in which they arise.

As of January 1, 2007, Keyera recorded $3.3 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair value of the existing natural gas and electricity contracts previously designated as hedging items, as well as the fair value of all fixed price physical contracts not previously recognized. A corresponding adjustment was made to opening accumulated earnings. Subsequent changes in the fair value of the positions will be recorded in net earnings.

The changes in accounting policies were applied prospectively, where applicable. Comparative figures have not been restated. For further details, see Note 3 to the interim consolidated financial statements.

Future changes in accounting policies

In 2006, the CICA issued three new accounting standards:

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- Section 1535, Capital Disclosures;
- Section 3862, Financial Instruments - Disclosures; and
- Section 3863, Financial Instruments - Presentation

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These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes disclosure of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements. The Fund is currently evaluating the impact of the adoption of these new standards on the consolidated financial statements.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the interim period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

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Three months ended (in thousands of dollars)

	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006
Operating revenues:				
- Marketing	223,590	243,114	317,863	316,841
- Gathering and Processing	35,516	35,927	37,278	38,053
- NGL Infrastructure	7,276	8,506	10,349	9,606
Net earnings(1)	11,157	16,200	15,491	15,384
Net earnings per unit ($/unit)				
Basic	0.19	0.27	0.26	0.26
Diluted	0.17	0.25	0.23	0.22
Trust units outstanding (thousands)				
Weighted average (basic)	58,596	59,475	59,926	60,291
Weighted average (diluted)	62,988	63,194	63,246	63,321
Distributions to unitholders	19,332	20,223	21,062	21,553

	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007
Operating revenues:				
- Marketing	279,241	279,492	286,325	307,342
- Gathering and Processing	40,772	44,290	43,621	41,949
- NGL Infrastructure	8,549	10,878	10,855	9,692
Net earnings(1)	25,969	11,797	14,928	19,012
Net earnings per unit ($/unit)				
Basic	0.43	0.19	0.25	0.31
Diluted	0.39	0.16	0.24	0.31
Trust units outstanding (thousands)				
Weighted average (basic)	60,560	60,692	60,865	60,972
Weighted average (diluted)	62,768	62,817	62,869	62,918
Distributions to unitholders	21,631	21,679	21,742	21,763

(1) Upon adoption of the new accounting standards effective January 1, 2007, for the period ended March 31, 2007, Keyera had no transactions that required the use of other comprehensive income therefore comprehensive income equals net earnings.

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For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

DISTRIBUTIONS TO UNITHOLDERS

Distributions to Unitholders were $0.357 per unit in the first quarter. Keyera has announced a 5% increase in its distribution to 12.5 cents per unit per month, beginning with its May distribution, payable to unitholders on June 15, 2007. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors considers increasing the level of cash distributions when it is confident that such an increase can be sustained.

TAXABILITY OF DISTRIBUTIONS

Assuming that Keyera's proposed reorganization is approved and implemented as planned, in the third quarter of 2007 Keyera plans to reduce the use of its available tax deductions to those required to minimize taxes paid by Keyera and its subsidiaries. As a result, Keyera currently anticipates that, for Canadian residents, approximately 30% to 40% of the Fund's 2007 distributions will be deemed a tax-deferred return of capital, with distributions becoming fully taxable for Canadians non-exempt unitholders in 2008. This outlook is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Additional information is available on Keyera's website under "Investor Information". Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

FIRST QUARTER 2007 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the first quarter 2007 results at 8:00 am MST (10:00 am EST) on May 9, 2007. Callers may participate by either dialing 800-814-4859 or 416-644-3417. A recording of the call will be available for replay until midnight, May 16, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21219242 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

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Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	March 31, 2007 $	December 31, 2006 $
ASSETS		
Current assets		
Cash and cash equivalents	1,614	-
Accounts receivable	168,555	160,112
Inventory	60,094	53,939
Asset held for sale (note 6)	-	4,200
Other current assets	3,349	4,327
	233,612	222,578
Property, plant and equipment	919,671	924,947
Intangible assets	8,120	10,553
Goodwill	64,934	64,934
	1,226,337	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	-	96
Accounts payable and accrued liabilities	181,031	148,318
Distributions payable (note 11)	7,261	7,251
Credit facilities (note 4)	75,835	107,984
	264,127	263,649
Long-term debt (note 4)	214,079	215,000
Convertible debentures (note 5)	22,622	23,542
Asset retirement obligation (note 7)	35,893	34,533
Future income tax liability (note 8)	66,820	65,424
	603,541	602,148

Non-controlling interest	3,009	2,744
Unitholders' equity		
Unitholders' capital (note 9)	678,269	677,025
Accumulated earnings	181,279	159,083
Accumulated distributions to unitholders (note 11)	(239,761)	(217,988)
	619,787	618,120
	1,226,337	1,223,012

Commitments and contingencies (note 14)
The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net Earnings, Comprehensive Income and Accumulated Earnings
For the Three Months Ended March 31
(Thousands of Canadian dollars, except unit information)
(unaudited)

	2007 $	2006 $
Operating revenues		
Marketing	307,342	316,841
Gathering and Processing	41,949	38,053
NGL Infrastructure	9,692	9,606
	358,983	364,500
Operating expenses		
Marketing	289,308	297,536
Gathering and Processing	21,226	20,514
NGL Infrastructure	5,380	5,628
	315,914	323,678
	43,069	40,822
General and administrative	5,347	7,608
Interest expense on long-term indebtedness	3,501	3,513
Other interest expense	1,127	590
Depreciation and amortization	10,588	9,334
Accretion expense (note 7)	646	483
Impairment expense	-	373
	21,209	21,901
Earnings before tax and non-controlling interest	21,860	18,921
Income tax expense (note 8)	2,582	3,180
Earnings before non-controlling interest	19,278	15,741
Non-controlling interest	266	357
Net earnings	19,012	15,384
Other comprehensive income	-	-
Comprehensive income (note 3)	19,012	15,384
Accumulated earnings, beginning of period	159,083	91,005

Change in accounting policy (note 3)	3,184	-
Accumulated earnings, end of period	181,279	106,389

Weighted average number of units (thousands) (note 10)		
- basic	60,972	60,291
- diluted	62,918	63,321
Net earnings per unit (note 10)		
- basic	0.31	0.26
- diluted	0.31	0.22

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31
(Thousands of Canadian dollars) (unaudited)

Net inflow (outflow) of cash:	2007 $	2006 $
Operating activities		
Net earnings	19,012	15,384
Items not affecting cash:		
Depreciation and amortization	10,588	9,334
Accretion expense	646	483
Impairment expense	-	373
Unrealized loss on derivatives held for trading	5,345	470
Future income tax expense (note 8)	1,396	1,362
Non-controlling interest	266	357
Asset retirement obligation expenditures (note 7)	(38)	(24)
Changes in non-cash working capital (note 15)	20,376	49,662
	57,591	77,401
Investing activities		
Capital expenditures	(3,615)	(26,273)
Proceeds on sale of assets	4,200	-
Changes in non-cash working capital (note 15)	(3,354)	7,340
	(2,769)	(18,933)
Financing activities		
Repayment of credit facilities	(32,149)	(40,000)
Issuance of trust units (note 9)	800	1,360
Distributions paid to unitholders (note 11)	(21,763)	(21,510)
	(53,112)	(60,150)
Net cash inflow (outflow)	1,710	(1,682)
(Bank indebtedness) cash and cash equivalents, beginning of period	(96)	5,634
Cash and cash equivalents, end of period	1,614	3,952

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 15 for cash interest and taxes paid

(All amounts expressed in thousands of Canadian dollars, except as otherwise noted) (unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership ("the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its wholly-owned subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL") and Keyera Energy Inc. ("KEI").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2006 as included in the Fund's 2006 Annual Report to unitholders except for the changes made in adopting new accounting standards.

These unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality. Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1530, Comprehensive Income;
- Section 3855, Financial Instruments - Recognition and

Measurement;
- Section 3861, Financial Instruments - Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards prospectively and comparative consolidated financial statements have not been restated. Transition amounts have been recorded in opening accumulated earnings.

Financial instruments and hedges
All financial instruments must initially be recognized at fair value on the balance sheet. The Fund has classified each financial instrument into the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Held to maturity
- Financial assets available for sale
- Other financial liabilities

Subsequent measurement of the financial instruments is based on their classification. Financial assets and financial liabilities held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans or receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

Upon adoption, the Fund has classified all financial assets as loans or receivables, with the exception of cash and cash equivalents and derivative instruments. Derivative instruments and cash and cash equivalents have been classified as held for trading. The Fund has classified all financial liabilities as other financial liabilities, with the exception of derivative instruments. Derivative instruments have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers.

For long-term financial liabilities, the transaction costs that are directly attributable to the issue of a financial liability are added to the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method. For all financial assets and short-term financial liabilities, transaction costs are charged to earnings as incurred.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Effective January 1, 2007 the Fund has opted to discontinue the use

of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 increase to opening accumulated earnings. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities.

Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future accounting changes

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements. The Fund is currently evaluating the impact of the adoption of these new standards on the consolidated financial statements.

4. Credit facilities and long-term debt

As at	March 31, 2007 $	December 31, 2006 $
Bank credit facilities (a)	70,835	100,984
Revolving demand loan (d)	5,000	7,000
Total credit facilities	75,835	107,984
Long-term debt (b & c)	215,000	215,000
Deferred financing costs(1)	(921)	-
Total long-term debt	214,079	215,000

(1) Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 3). Previously these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2009, unless extended. In addition,

the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rate for the three months ended March 31, 2007 was 5.42% (4.74% for the three months ended March 31, 2006). As at March 31, 2006, the balance outstanding on the bank credit facilities was $70,835 ($100,984 as at December 31, 2006).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: Series A of $52,500 due in 2010, bearing interest at 5.79%, Series B of $52,500 due in 2013, bearing interest at 6.16%, and $20,000 due in 2008, bearing interest at 5.42%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rate for the three months ended March 31, 2007 for the unsecured senior notes was 5.95% for Series A, 6.29% for Series B and 5.63% for the note due in 2008.

(c) In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three months ended March 31, 2007 was 5.37%.

(d) A subsidiary of the Partnership has an unsecured revolving demand loan facility with a major Canadian chartered bank in the amount of $7,000, of which $5,000 was drawn as at March 31, 2007 ($7,000 as at December 31, 2006). Borrowings under the loan facility bear interest based on the lender's rates for Canadian prime commercial loans or Bankers' Acceptances rates. The weighted average interest rate for the three months ended March 31, 2007 was 5.51% (4.25% for the three months ended March 31, 2006).

5. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $421 has been accrued for the three months ended March 31, 2007 ($497 for the three months ended March 31, 2006). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At March 31, 2007 $76,923 debentures had been converted to trust units ($76,458 at December 31, 2006).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at March 31, 2007, $2,801 has been reclassified to unitholders' equity ($2,782 at December 31, 2006). As at March 31, 2007, $455 of deferred financing costs remain. The effective interest rate for the three months ended March 31, 2007 was 7.36%.

6. **Asset held for sale**

Asset held for sale consists of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

7. **Asset retirement obligation**

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2006	27,776
Liabilities acquired	151
Liabilities settled	(160)
Revisions in estimated cash flows	4,509
Accretion expense	2,257
Balance, December 31, 2006	34,533
Liabilities settled	(38)
Revisions in estimated cash flows	752
Accretion expense	646
Balance, March 31, 2007	35,893

8. **Income taxes**

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

Three months ended March 31	2007 $	2006 $
Earnings before tax and non-controlling interest	21,860	18,921
Income from the Fund distributable to unitholders	(12,623)	(10,058)
Income before taxes - operating subsidiaries	9,237	8,863
Income tax at statutory rate of 32.12% (2006 - 35.62%)	2,967	3,157
Non deductible items excluded from income for tax purposes	570	470
Rate adjustments and changes in estimates	(349)	(81)
Benefit of non-capital losses previously not recorded	(566)	(216)
Resource allowance	-	(9)
Adjustments to tax pool balances	(296)	(161)
Other	256	(117)
Large corporation tax	-	137
	2,582	3,180

Classified as:

Current	1,186	1,818
Future	1,396	1,362
Income tax expense	2,582	3,180

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $8,045 at March 31, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at March 31, 2007.

The future income tax liability relates to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	March 31, 2007 $	December 31, 2006 $
Property, plant and equipment	(71,575)	(71,611)
Asset retirement obligation	4,461	4,308
Long-term incentive plan	1,585	1,513
Non-capital losses	2,328	3,475
Intangible assets	(563)	(616)
Other	(3,056)	(2,493)
Future income tax liability	(66,820)	(65,424)

The unrecorded future tax liability attributable to the Partnership at March 31, 2007 was $72,678 ($72,882 at December 31, 2006).

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid

by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

In 2005, the Fund instituted a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	60,125,193	665,914
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	60,930,753	677,025
Units issued on conversion of convertible debentures	38,746	444
Units issued pursuant to DRIP	49,860	800
Balance, March 31, 2007	61,019,359	678,269

10. Net earnings per unit

Basic per unit calculations for the three months ended March 31, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three months ended March 31, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market, rather than issuing them from treasury.

Three months ended March 31 (thousands)	2007	2006
Weighted average number of units - basic	60,972	60,291
Net additional units if incentive awards vested	-	602
Additional units if debentures converted	1,946	2,428
Weighted average number of units - diluted	62,918	63,321

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	131,383
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	217,988

Unitholders' distributions declared and paid	14,512
Unitholders' distributions declared	7,261
Balance, March 31, 2007	239,761

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $1,136 for the three months ended March 31, 2007 ($2,499 for the three months ended March 31, 2006).

(a) Performance Unit Awards
The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period. The number of units to be delivered will be calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2004 Grant	July 1, 2005 Grant	July 1, 2006 Grant	Payout Multiplier
	Less than 1.15	Less than 1.32	Less than 1.42	Nil
First range	1.15 - 1.22	1.32 - 1.39	1.42 - 1.51	50% - 99%
Second range	1.23 - 1.38	1.40 - 1.55	1.52 - 1.71	100% - 199%
Third range	1.39 and greater	1.56 and greater	1.72 and greater	200%

As of March 31, 2007, 494,367 Performance Unit Awards (529,867 at December 31, 2006) were outstanding: 148,237 effective July 1, 2004, 184,830 effective July 1, 2005 and 161,300 effective July 1, 2006. The compensation cost recorded for these units for the three months ended March 31, 2007 was $954, using the applicable closing market price of a unit of the Fund ($1,935 for the three months ended March 31, 2006).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2004, July 1, 2005 and July 1, 2006, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of March 31, 2007, 94,235 Restricted Unit Awards (98,735 at December 31, 2006) were outstanding: 21,549 effective July 1, 2004, 29,086 effective July 1, 2005 and 43,600 effective July 1, 2006. The compensation cost recorded for these units for the three months ended March 31, 2007 was $182, using the applicable closing market price of a unit of the Fund ($564 for the three months ended March 31, 2006).

13. Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading
Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at March 31, 2007, $1,164 of assets held for trading were included in accounts receivable and $3,401 of liabilities held for trading were included in accounts payable and accrued liabilities. For the three months ended March 31, 2007, the Fund realized and recorded $1,042 in Marketing revenue and $8 in NGL Infrastructure revenue related to the settlement of financial instruments. A further $5,457 of unrealized losses were recorded in Marketing revenue and $112 of unrealized gains were recorded in NGL Infrastructure revenue, representing the change in fair value of derivative contracts for the period ended March 31, 2007.

The fair values of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at March 31, 2007	Carrying Amount $	Weighted Average Price	Notional Volume	Fair Value $
Natural gas:				
Price swaps (maturing by March 31, 2008)	30	$7.77/GJ	168,000 GJs	30
Electricity:				
Price swaps (maturing by December 31, 2008)	983	$55/MWh	38,460 MWhs	983
NGLs:				
Price swaps (maturing by March 31, 2008)	(3,363)	$74.17/Bbl	671,000 Bbls	(3,363)
Currency:				
Forward contracts (maturing by April 23, 2007)	134	$1.1606/USD	US$17,500	134
Physical contracts:				
Fixed price forward contracts (maturing by November 30, 2007)	(21)	$48.06/Bbls	6,000 Bbls	(21)
As at December 31, 2006				
Natural gas:				
Price swaps (maturing by March 31, 2007)	-	$7.78/GJ	90,000 GJs	(130)
Electricity:				
Price swaps (maturing by December 31, 2008)	-	$55/MWh	43,860 MWhs	1,031
NGLs:				
Price swaps (maturing by March 30, 2007)	211	$72.25/Bbl	450,000 Bbls	211
Currency:				
Forward contracts (maturing by January 26, 2007)	(287)	$1.1477/USD	US$16,350	(287)
Physical contracts:				
Fixed price forward contracts	-	-	-	-

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and

distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk
The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At March 31, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (December 31, 2006 - less than 1%). Revenue from the two largest customers amounted to 12% of operating revenue for the period ended March 31, 2007 (March 31, 2006 - 11%). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk
The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$81,958 of sales were priced in U.S. dollars for the three months ended March 31, 2007 (three months ended March 31, 2006 - US$90,238). Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

The Fund realized and recorded $176 of realized foreign currency loss in marketing operating expenses for the three months ended March 31, 2007. A further $154 of unrealized foreign currency gain was recorded in marketing operating expenses.

Interest rate risk
The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At March 31, 2007, fixed rate borrowings comprised 74% of total debt outstanding (December 31, 2006 - 67%). The fair value of the senior fixed rate debt at March 31, 2007 was $219,205 (December 31, 2006 - $224,457). The fair value of the Fund's unsecured convertible debentures at March 31, 2007 was $32,308 (December 31, 2006 - $31,782). Net interest expense of $4,628 was composed of interest expense of $4,872, interest income of $279 and fee expense of $35 for financial instruments that were not classified as "held for trading".

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to eleven years and comprise the processing of the producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural

gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	7,594
2008	5,895
2009	4,403
2010	2,832
2011	2,188
Thereafter	3,669
	26,581

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. Supplemental cash flow information

Changes in non-cash working capital

Three months ended March 31	2007 $	2006 $
Cash provided by (used in):		
Accounts receivable	(10,514)	43,702
Inventory	(6,155)	27,239
Other current assets	978	562
Accounts payable and accrued liabilities	32,713	(14,501)
Changes in non-cash working capital	17,022	57,002
Relating to:		
Operating activities	20,376	49,662
Investing activities	(3,354)	7,340
Other cash flow information:		
Interest paid	5,227	4,803
Taxes paid	957	1,433

16. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended March 31, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	307,342	42,708	17,681	-	367,731
Inter-segment					

revenue	-	(759)	(7,989)	-	(8,748)
External revenue	307,342	41,949	9,692	-	358,983
Operating expenses	(298,056)	(21,226)	(5,380)	-	(324,662)
Inter-segment expenses	8,748	-	-	-	8,748
External operating expenses	(289,308)	(21,226)	(5,380)	-	(315,914)
	18,034	20,723	4,312	-	43,069
General and administrative, interest and other	-	-	-	(9,975)	(9,975)
Depreciation and amortization	(1,071)	(7,220)	(2,095)	(202)	(10,588)
Accretion expense	(3)	(557)	(86)	-	(646)
Earnings (loss) before tax and non-controlling interest	16,960	12,946	2,131	(10,177)	21,860
Income tax recovery (expense)	834	-	(2,704)	(712)	(2,582)
Earnings (loss) before non-controlling interest	17,794	12,946	(573)	(10,889)	19,278
Identifiable assets	175,510	809,673	231,644	9,510	1,226,337
Capital expenditures	2	1,459	1,841	313	3,615

Three months ended March 31, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	316,841	38,992	16,468	-	372,301
Inter-segment revenue	-	(939)	(6,862)	-	(7,801)
External revenue	316,841	38,053	9,606	-	364,500
Operating expenses	(305,337)	(20,514)	(5,628)	-	(331,479)
Inter-segment					

expenses	7,801	-	-	-	7,801
External operating expenses	(297,536)	(20,514)	(5,628)	-	(323,678)
	19,305	17,539	3,978	-	40,822
General and administrative, interest and other	-	-	-	(11,711)	(11,711)
Depreciation and amortization	(575)	(6,612)	(1,855)	(292)	(9,334)
Accretion expense	-	(413)	(70)	-	(483)
Impairment expense	-	(373)	-	-	(373)
Earnings (loss) before tax and non-controlling interest	18,730	10,141	2,053	(12,003)	18,921
Income tax (expense)	-	-	(2,264)	(916)	(3,180)
Earnings (loss) before non-controlling interest	18,730	10,141	(211)	(12,919)	15,741
Identifiable assets	112,717	817,262	221,355	12,207	1,163,541
Capital expenditures	-	24,938	1,335	-	26,273

Three months ended March 31	2007 $	2006 $
Marketing revenue derived from export sales to the US	23,821	26,170
Property, plant and equipment located in the U.S.	11,802	-

17. Subsequent Event
On April 16, 2007 the maturity of the $150,000 unsecured revolving credit facility was extended from April 21, 2009 to April 21, 2010.

Corporate Information

Board of Directors

Officers

E. Peter Lougheed(1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram(4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies(2)
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird(3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols(2)(3)
Management Consultant
Mississauga, Ontario

William R. Stedman(3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss(2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Marzio Isotti
Vice President, West Central Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, Engineering &
Operational Services

David A. Sentes
Vice President, Comptroller

K. Jamie Urquhart
Vice President, Foothills Region

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q1 2007

TSX:KEY.UN - Cdn $	
High	$17.98
Low	$15.51
Close March 30, 2007	$17.46
Volume	8,945,833
Average Daily Volume	139,778

Auditors
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations
Contact:
John Cobb or Avery Reiter
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir(at)keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

>>

%SEDAR: 00019203E

/For further information: Keyera's Investor Relations Department at (403) 205-7670, toll free at (888) 699-4853 or via email at ir(at)keyera.com;

Information on Keyera can also be found on our website at www.keyera.com/
(KEY.DB. KEY.UN.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:25e 08-MAY-07


KEYERA
www.keyera.com

Q1 First Quarter Report

Three months ended March 31, 2007

2007 FIRST QUARTER HIGHLIGHTS

- **Keyera delivered strong first quarter financial results,** with net earnings of $19.0 million, up 24% compared to the same period last year. Distributable cash flow[1] was $36.5 million ($0.60 per unit), 43% higher than the first quarter of 2006.

- **Distributions to unitholders totaled $21.8 million in the first quarter,** or $0.357 per unit.

- **Keyera is announcing a 5% cash distribution increase to 12.5 cents per unit per month,** beginning with the May distribution, payable on June 15.

- **All business segments delivered strong first quarter results, driven by growth capital projects completed in 2006.** Contribution from Gathering and Processing was $21.5 million, up 16% from the first quarter of 2006. Contribution from NGL Infrastructure was $12.3 million, 13% higher than the same period last year. The Marketing business posted contribution of $8.5 million, significantly better than the fourth quarter of 2006, but down 22% from the record results in the first quarter of last year.

- **Keyera announced a pipeline project that will enhance its operational capability at the Edmonton/Fort Saskatchewan hub.** After connections have been constructed, Keyera will operate four pipelines between our Edmonton terminal and our NGL fractionation and storage facility in Fort Saskatchewan.

- **Several internal growth projects were initiated in the first quarter,** including extending the Caribou North Gas Gathering System, enhancing compression and gathering pipelines serving the Strachan gas plant and constructing a condensate truck loading rack at the Rimbey gas plant.

- **In a separate release, Keyera announced a proposed internal reorganization** intended to streamline Keyera's existing structure and enhance tax planning flexibility.

[1] See "Non-GAAP Financial Measures" on page 4

Message to Unitholders

I am very pleased to announce strong financial and operating results again in the first quarter of 2007. The growth capital projects we completed in 2006 are contributing to Keyera's success, delivering cash flow and enabling us to grow our business.

The first quarter results set new records for Keyera. First quarter distributable cash flow was $36.5 million, or $0.60 per unit, the highest in Keyera's history and 43% higher than the $0.42 per unit posted in the same period last year. First quarter earnings before tax and non controlling interest were $21.9 million, another record for Keyera and 16% higher than the same period in 2006. Concurrent with the release of our strong first quarter financial results, we are announcing a 5% increase in our distributions to 12.5 cents per unit per month, effective with the May distribution, payable to unitholders on June 15. This marks our fifth distribution increase in four years and represents a 38% increase in distributions per unit since we went public in 2003.

All three of our business lines contributed to these strong results. Contribution from our Gathering and Processing segment was $21.5 million, 16% higher than the same period last year. Our NGL Infrastructure also had a strong quarter, posting contribution of $12.3 million, a 13% increase from the same period last year. Marketing contribution of $8.5 million was more typical of first quarter levels, although 22% lower than the record results in the first quarter of 2006.

In the first quarter, several internal growth projects were in various stages of evaluation, planning and construction. We have agreed to lease a pipeline in the Edmonton/Fort Saskatchewan area that will significantly enhance our operational capabilities. When associated construction is completed, we will have four pipelines delivering NGLs between our Edmonton logistics terminal and our NGL fractionation and storage facility in Fort Saskatchewan. The new pipeline will allow condensate and butane to be delivered into and out of storage at increased rates and may support the development of new storage caverns at Fort Saskatchewan in the future.

In northeastern British Columbia, we extended our Caribou North Gas Gathering System in the first quarter to capture new gas development north of the existing pipeline. At our Strachan gas plant, we are enhancing our compression and gathering pipelines to accommodate new gas southeast of the plant. At our Rimbey gas plant, we are in the process of adding a condensate truck loading rack to enhance our product delivery capability. And in early May we were successful in acquiring the remaining ownership interests in Rimbey Pipe Line and now own 100%. We continue to investigate new opportunities to expand our asset portfolio and maximize value from existing facilities in all three of our business lines, with a view to growing cash flow.

At our meeting of unitholders on June 6, 2007, we will be recommending approval of a reorganization of Keyera's internal legal structure. We believe the reorganization will enhance unitholder value by streamlining Keyera's structure, immediately reducing administrative costs and cash taxes. The reorganization will also provide enhanced tax planning flexibility and assist us in managing Keyera's future taxability.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to another successful year in 2007.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major NGL hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide most of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements.

Contribution by Operating Segment (in thousands of dollars)	**Three months ended March 31**	
	2007	**2006**
Gathering & Processing [1]		
Revenue	42,708	38,992
Operating expenses	(21,226)	(20,514)
Gathering & Processing contribution	**21,482**	**18,478**
NGL Infrastructure [1]		
Revenue	17,569	16,468
Operating expenses	(5,380)	(5,628)
Contribution before unrealized gain/(loss)	12,189	10,840
Unrealized gain/(loss)	112	—
NGL Infrastructure contribution	**12,301**	**10,840**
Marketing [2]		
Revenue	312,799	317,311
Operating expenses	(298,056)	(305,337)
General & administration	(813)	(586)
Contribution before unrealized gain/(loss)	13,930	11,388
Unrealized gain/(loss)	(5,457)	(470)
Marketing contribution	**8,473**	**10,918**
Total contribution	**42,256**	**40,236**
Other expenses [3]	(20,396)	(21,315)
Earnings before tax and non-controlling interest	**21,860**	**18,921**

Notes:

Gathering and Processing, NGL Infrastructure and Marketing contribution, as defined below, are not standard measures under Canadian generally accepted accounting principles ("GAAP"). Therefore, these measures may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses (Gathering and Processing expenses, NGL Infrastructure expenses and Marketing expenses, where applicable). Management believes contribution provides an accurate portrayal of profitability by operating segment. Additional disclosure regarding segment results is contained in financial statement note 16, Segmented information.

[1] Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.
[2] The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.
[3] Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of May 8, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended March 31, 2007 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2006 and the related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses), EBITDA (earnings before interest, taxes, depreciation and amortization) and distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations and financial position. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking

statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 27, 2007 (the "Annual Information Form") filed on SEDAR.

This MD&A and accompanying documents may contain forward-looking statements attributed to third party sources. For example, the discussion on the legislative changes proposed by the Government of Canada with respect to the taxation of flow-through investment vehicles and greenhouse gas emissions and the legislative changes proposed by the Government of Alberta with respect to greenhouse gas emissions are based on information made publicly available by applicable government departments. No assurance can be given that any final legislation or regulations implementing these proposed changes will be consistent with the information available as of the date hereof. To the extent that the proposed legislation and regulations are changed or additional legislative initiatives are implemented, the descriptions and analysis of the impact on Keyera contained in this MD&A may be materially different.

In addition, the discussion of the proposed reorganization (the "Reorganization") contained in this MD&A contains forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described in Keyera's Information Circular. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable advance ruling being obtained from the Canada Revenue Agency; all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

INTRODUCTION

The statement of net earnings contained in the unaudited interim consolidated financial statements includes the results of operations of the Fund, Keyera Energy Partnership ("the Partnership"), Keyera Energy Facilities Limited ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Management Ltd. ("KEML"), Keyera Energy Inc. ("KEI") and Rimbey Pipe Line Co. Ltd. ("Rimbey Pipe Line") for the three months ended March 31, 2007 and the three months ended March 31, 2006. The Fund and its subsidiaries are collectively referred to as "Keyera". A diagram of Keyera's organizational structure and descriptions of the Fund and its subsidiaries can be found in the Fund's Annual Information Form which is available at www.sedar.com.

BUSINESS ENVIRONMENT

Producers in Canada drilled over 6,000 wells during the first quarter, up 10% from the fourth quarter of 2006. While drilling during the quarter was down 21% from the record levels experienced in the first quarter of 2006, activity was on pace with the first quarters of 2004 and 2005.

Overall, drilling in the regions where Keyera operates increased in the first quarter compared to the fourth quarter of 2006. The foothills front region of Alberta experienced a 20% increase in drilling, while British Columbia wells drilled virtually doubled from the fourth quarter last year. The number of wells drilled in Central Alberta decreased 4% from the fourth quarter, as producers reduced the drilling of shallow gas and coal bed methane wells. Compared to the record first quarter of 2006, drilling activity in these areas declined as lower commodity prices and higher costs affected producer programs.

Drilling adjacent to most of Keyera's facilities remains strong, especially those located in the western regions of the Western Canadian Sedimentary Basin, which is relatively under-explored compared to other regions in the basin. Gas-prone zones in these regions tend to be deeper, require more time to fully develop and, as a result, are not as sensitive to short-term commodity price fluctuations. Keyera's facilities are well suited to process gas from these regions as they are able to process sweet and sour gas and extract the NGLs that are typically associated with the raw gas from deeper horizons.

Keyera's NGL Infrastructure facilities are also well positioned to benefit from future industry activity. Incremental heavy oil and bitumen production expected from oil sands development is expected to drive increased demand for diluent as well as logistics and storage services. Keyera completed a number of projects in 2006 to provide additional products and services and is well positioned to expand its service offering further as market conditions dictate.

Climate change regulations

On March 8, 2007 the Alberta government introduced amendments to the *Climate Change and Emissions Management Act* (Bill 3) and the accompanying *Specified Gas Emitters Regulation* (the "Regulation"). The Regulation applies to all facilities in Alberta that produce over 100,000 tonnes of carbon dioxide equivalent ("CO_2e") annually. The Regulation is intended to take effect July 1, 2007.

The program is designed to reduce the emissions intensity of greenhouse gases ("GHG") at applicable facilities. Emissions intensity refers to the amount of GHG, measured on a CO_2e basis, emitted on a unit of production basis.

Under the Regulation, existing large emitters must reduce net emissions intensity to 88% of the baseline emissions intensity. The baseline emissions intensity is the average emissions intensity at a facility over the period between 2003 and 2005. If the actual emissions intensity is above the net emissions intensity, then the facility licensee can bring the facility into compliance by:

- Purchasing emission offsets. Emissions offsets are classified as actions or projects which have resulted in reduced greenhouse gas emissions in Alberta on or since January 1, 2002.
- Purchasing fund credits from the Climate Change and Emissions Management Fund at a cost of $15/tonne of CO_2e.
- Purchasing emission performance credits. Performance credits are reductions in greenhouse gas emissions beyond the 88% of the baseline emissions intensity.

Keyera is the operator of three facilities which could be subject to the announced legislation: the Strachan, Rimbey and Brazeau River gas plants. Based on a worst case scenario, which assumes that Keyera purchases fund credits at $15/tonne to reduce its net emissions intensity to the intended target and that no emission offsets or performance emission credits are purchased at a cost less than $15/tonne, the anticipated financial impact of the new Regulation on Keyera's operations is estimated at $550,000 in 2007. Thereafter, on an annual basis, the financial impact is expected to be approximately $1 million per year.

Keyera believes that projects implemented since 2002 at Keyera's facilities could potentially generate emission offsets or performance credits that could be used or traded to reduce the financial impact outlined above, however it is premature at this stage to determine what benefit, if any, could be realized from such actions.

Following the Alberta announcement, the federal government released the *Regulatory Framework for Air Emissions* (the "Framework") on April 26, 2007 which sets out new GHG and air pollutant ("AP") emission reduction targets for various industrial sectors, including the oil and gas industry. The Framework will form the basis for consultations over the next months and the draft GHG and AP regulations are to be released in the spring of 2008. Details of the proposed federal regulations are not yet known and additional clarity will be required before the effect on Keyera can be determined.

Proposed tax on flow-through entitites

On October 31, 2006, the Government of Canada announced a new tax on a portion of the distributions of publicly-traded Canadian income trusts and limited partnerships. Legislation to implement this tax has been introduced. Assuming this legislation or similar legislation is passed in substantially the same form as has been introduced and that Keyera only experiences "normal growth", the Fund, as an existing income trust, will be subject to the new tax as of January 2011. Details of the Government's proposed changes can be found in the Government's website at http://www.fin.gc.ca/news06/06-061e.html.

Under the proposed legislation, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The proposed legislation also provides there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

As at January 1, 2007, Keyera had approximately $375 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera is proposing to undertake a reorganization of its internal legal structure as described under Fund Reorganization in this MD&A. Assuming the reorganization is approved by Keyera's unithholders and implemented as planned, Keyera plans to reduce the use of its available tax deductions in the years 2007 through 2010, thereby maximizing deductions available for the years after 2010.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's Annual Information Form, which is available at www.sedar.com.

Strong performance in all segments resulted in $19.0 million of consolidated net earnings for the first quarter of 2007, an increase of $3.6 million from the first quarter of 2006. The strong performance was underpinned by the growth capital and maintenance projects completed in the Gathering and Processing and NGL Infrastructure segments in 2006. The Marketing segment delivered results that were in line for the first quarter, when seasonal demand and margins are normally higher. However, unrealized losses recorded on financial instruments in accordance with new accounting standards contributed to a $1.3 million decline in marketing operating margin compared to the same period last year. Overall, the lower marketing operating margin and a $1.3 million increase in depreciation and amortization expense were offset by a $2.3 million decrease in general and administrative costs.

Gathering and Processing

Gathering and Processing revenue for the first quarter of 2007 was $41.9 million, an increase of $3.9 million, or 10%, compared to the first quarter of 2006. The increase was due primarily to new volumes on the Caribou North Gas Gathering System that was commissioned in April 2006, higher volumes processed at the Caribou gas plant, greater contribution from increased ownership in the Medicine River Pipeline in 2006 and greater ancillary revenues at the Rimbey gas plant.

Gathering and Processing operating expenses for the first quarter of 2007 were $21.2 million, an increase of $0.7 million, or 3%, compared to the first quarter of 2006. The increase was primarily due to higher expenses at the Caribou gas plant resulting from increased volumes, unscheduled repairs to rotating equipment at the Caribou gas plant and to a boiler at the Rimbey plant. Partially offsetting this increase were lower first quarter costs at the Strachan gas plant, compared to the significant refurbishment expenses incurred in the first quarter of 2006.

Average gross processing throughput in the first quarter of 2007 was 838 million cubic feet per day, up 4% from the fourth quarter of 2006 and about the same as the first quarter last year. Higher volumes in the Foothills region primarily due to increases at the Strachan and Caribou gas plants offset the volume decline experienced in the West Central region.

Gathering and Processing - West Central Region

The West Central Region experienced another solid quarter, benefiting from internal growth projects completed in 2006. Raw gas throughput for the region was down 6% from the same period in 2006 and down slightly from the fourth quarter.

The Rimbey area experienced a decline in shallow gas and coal bed methane drilling. Gas from these types of wells tends to be sweet and dry and requires limited processing. As a result, this slowdown had only moderate impact on Keyera's revenues. Indications are that, while producers will continue to pursue medium depth and deeper targets in the area, the drilling for shallow gas and coal bed methane in 2007 will continue to lag.

At the Rimbey gas plant, additional compression for the Gull Lake pipeline was commissioned in the first quarter, allowing the Gull Lake pipeline to operate at lower pressures. This enables additional low pressure wells to deliver gas to the Rimbey gas plant. A new condensate truck loading facility is being constructed at the Rimbey gas plant which will provide additional truck loading capacity for delivery to market locations, increasing flexibility in the marketing of condensate. The loading facility is expected to be operational in the second quarter of 2007.

Producers continued to be active in the first quarter in the Drayton Valley region, where Keyera's Bigoray, West Pembina and Brazeau North facilities are located. Compressor modifications were completed at the Bigoray gas plant in February to provide additional sour gas processing capability.

The Rimbey gas plant will undergo its scheduled maintenance turnaround during the second quarter of 2007. Maintenance turnarounds are performed at Keyera's facilities every four years and involve inspections, required repairs and cleaning of vessels and equipment at the facility. The size and scope of the maintenance work will be significant and will require the facility to be offline for approximately two weeks. The cost of the Rimbey turnaround will be recovered over a four-year period, with only a portion of those costs being recoverable in 2007. As a result, the turnaround is expected to have a substantial impact on the West Central Region's contribution in the second quarter.

Maintenance shutdowns are also scheduled for the second and third quarters at the Bigoray, Brazeau North and Medicine River gas plants. With the exception of the Medicine River gas plant, where costs are not recoverable through the fee structure, the costs for the remaining turnarounds will be largely recoverable in the period in which they occur.

Gathering and Processing - Foothills Region

In the Foothills Region, first quarter throughput was up 7% from the same period a year ago and 10% higher than the fourth quarter of 2006.

At the Strachan gas plant, extensive work was completed in 2006 to prepare the plant for increased producer activity. Several producers have either connected, or are in the process of connecting, gas to the facility. Deliveries of Tay River gas to Strachan averaged 50 million cubic feet per day in the first quarter and are expected to remain at those levels for the remainder of 2007. Strong drilling activity is occurring east and north of the Strachan plant and incremental volumes from these areas were delivered to Strachan during the quarter.

South of the Nordegg River gas plant, along the Strachan North Pipeline, a gathering pipeline is currently under construction which will capture gas from recently completed wells in the area. This incremental gas is expected to be on stream by the third quarter of 2007. It is anticipated that this production will be processed at the Strachan and Nordegg River gas plants.

Drilling activity continued over the winter along the Caribou North Gas Gathering System, as well as to the north of the pipeline. During the quarter, the gathering system was extended across the Trutch Creek at the north end of the system and gas from this new area began flowing to the Caribou gas plant in late March. A number of new wells were connected along the gathering system during the quarter, and producers continue to license new wells in this area.

At the Nordegg River plant, repairs to a sulphur condenser and sulphur pit were completed in February. While repairs were underway, a portion of the sour gas volumes was diverted to other facilities. Sweet gas processing was unaffected, and the plant resumed processing sour gas volumes in late February. As a result, sour gas throughput at Nordegg River was reduced during the quarter.

At the Brazeau River gas plant, a number of operational issues at producer owned batteries were resolved, leading to increased throughput from the Pembina region. Assuming producer activity continues, throughput is expected to continue to increase in the coming months.

The Brazeau River plant will undergo its scheduled maintenance turnaround in 2007. The costs of the turnaround will be fully recoverable during the current year.

NGL Infrastructure

NGL Infrastructure revenue for the first quarter of 2007 was $9.7 million, an increase of $0.1 million compared to the first quarter of 2006, which included a non-recurring adjustment of approximately $1 million. The brine pond expansion undertaken at Fort Saskatchewan and the expansion of the rail rack facility at the Edmonton terminal in 2006 contributed to the results achieved in the first quarter of 2007. Strong demand for storage continued at Fort Saskatchewan and cold weather in various U.S. markets resulted in higher volumes moving through the rail rack at Edmonton.

NGL Infrastructure operating expenses for the first quarter of 2007 were $5.4 million, a decrease of $0.2 million compared to the first quarter of 2006. Increased staffing costs to handle the higher rail rack volumes at Edmonton were more than offset by lower fuel gas costs at the Fort Saskatchewan fractionation facilities.

Demand for storage and logistics services in the Edmonton/Fort Saskatchewan region is expected to continue to increase, driven primarily by oil sands development. Keyera's brine pond construction and rail rack expansion in 2006 served to increase the level of services in this region and resulted in increased cash flows for the business line.

The demand for storage services continues to generate opportunities for Keyera's NGL Infrastructure business. In May 2007, Keyera announced that it will lease a 6-inch, 30 kilometre pipeline between its Edmonton and Fort Saskatchewan facilities, providing a fourth pipeline connecting the two facilities. Capital costs of approximately $4.6 million will be required to construct the necessary connections at the facilities. The new pipeline is expected to be operational at year end.

The new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage facilities. These operational improvements provide more value to Keyera's existing storage services, and the increased flexibility may support the development of new storage caverns in the future.

Keyera acquired an additional 2.4% interest in Rimbey Pipe Line in the first quarter, bringing its ownership interest to 91.8%. Subsequently, Keyera acquired the remaining ownership interests,

bringing its ownership to 100%. These acquisitions are consistent with Keyera's strategy of increasing its ownership in key facilities.

Marketing

Marketing revenue for the first quarter of 2007 was $307.3 million, a decrease of $9.5 million compared to the first quarter of 2006. The decrease was due to a decline in NGL sales volumes and approximately $5.5 million of unrealized losses on financial instruments. The unrealized loss is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

Composition of Marketing Revenue

(in thousands of dollars)	2007
Physical sales	311,757
Financial instruments - realized	1,042
Financial instruments - unrealized	(5,457)
Marketing revenue	307,342

NGL sales volumes for the first quarter of 2007 averaged 59,600 barrels per day compared to 62,800 barrels per day in the first quarter of 2006. The decrease was due to lower sales of butane compared to the first quarter of 2006.

Marketing operating expenses for the first quarter of 2007 was $289.3 million, a decrease of $8.2 million compared to the first quarter of 2006. The $8.2 million decrease is related to a decline in sales volumes and lower hydrocarbon prices.

NGL product inventories of $60.1 million were $35.6 million higher than the first quarter of 2006. This increase is due primarily to a planned accumulation of product to meet upcoming contracted sales. Forward sales of crude oil have been executed in order to secure future sales prices.

Propane demand was strong during the quarter as North America experienced more normal winter weather. Keyera was able to utilize its logistics expertise and infrastructure, including propane terminals in the U.S., to access niche markets where demand was high, which resulted in higher margins during the quarter.

Butane markets began improving towards the end of 2006 and continued to improve during the first quarter of 2007. As a result, first quarter demand and margins for butane returned to more normal levels.

Market conditions for condensate improved in the first quarter of 2007 as supply and demand for diluent in Alberta came into balance in early 2007. Although there were periods of volatility, overall margins achieved were more typical of historical averages.

Keyera's crude oil midstream business continued to meet expectations in the first quarter of 2007. Volumes delivered to field oil terminals remained steady and quality differentials remained favourable. Another midstream joint venture project became operational in early January 2007 and is operating in line with expectations.

The $5.5 million unrealized loss in the first quarter of 2007 is related to the change in value of crude oil price swap contracts and fixed price physical contracts. The unrealized loss related to changes in crude oil financial contracts amounted to $3.2 million. These contracts are used to protect inventory from

fluctuations in the price of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products.

On January 1, 2007, new accounting standards related to the measurement, recognition and disclosure of financial instruments came into effect. In accordance with the new accounting standards, a fixed price physical contract is considered a derivative financial instrument that must be recognized on the balance sheet. As Keyera routinely utilizes fixed price physical contracts to sell forward a portion of its physical inventory, the adoption of this standard resulted in a $2.3 million unrealized loss related to the maturity of fixed price physical contracts on hand at January 1, 2007. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding increase in opening accumulated earnings. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to first quarter earnings.

The adoption of the new accounting standards is expected to result in increased volatility in operating margins due to unrealized gains and losses.

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold and from fluctuations in the margins between purchase prices and sales prices. Also, crude oil margins are exposed to variations in the quality of crude received and volatility in price differentials.

For a discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the first quarter of 2007 were $5.3 million, down $2.3 million from the first quarter of 2006. Long-term incentive plan costs were $1.4 million lower than in 2006, reflecting a lower unit price. As well, short-term incentive plan costs were $0.9 million lower than in 2006. Excluding the effect of the incentive plans, general and administrative expenses were in line with those of the first quarter of 2006.

Interest expense, net of interest revenue, was $4.6 million for the first quarter of 2007, $0.5 million greater than the first quarter of 2006. The increase was due to higher short-term borrowings used to fund capital projects, partially offset by a reduction in interest paid on lower convertible debenture balances.

Depreciation and amortization expense was $10.6 million for the first quarter of 2007, $1.3 million greater than the first quarter of 2006. The increase was due to growth in the asset base resulting from the completion of several major growth capital projects during the past year.

Income tax expense for the first quarter of 2007 was $2.6 million, $0.6 million less than the same period last year, due to the inclusion of a non-recurring revenue item in the earnings of Rimbey Pipe Line in 2006.

On October 31, 2006 the federal government announced its intention to impose a new tax on distributions from existing public income trusts effective in 2011. Legislation to implement the proposed tax has been introduced but has not been enacted, and the accounting guidance for future income taxes in flow-through

entities has not been finalized. If the proposed legislation is put into effect, it is anticipated that the Fund's future income tax liability would increase significantly, with a corresponding decrease in net earnings in the period in which the legislation is substantively enacted.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in management's discussion and analysis presented with the December 31, 2006 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:
At March 31, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $18.7 million for March 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:
At March 31, 2007, operating expenses and accounts payable contained an estimate of $7.9 million for March 2007 operations.

Estimation of Gathering and Processing *and NGL Infrastructure equalization adjustments:*
Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $6.4 million at March 31, 2007. Operating expenses and accounts payable contained an estimate of $4.3 million.

Estimation of Marketing revenues:
At March 31, 2007, the Marketing sales and accounts receivable contained an estimate for March 2007 revenues of $37.9 million.

Estimation of Marketing product purchases:
Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $96.9 million at March 31, 2007.

Estimation of Asset Retirement Obligation:
In the first quarter of 2007, there were no material changes to the assumptions used in the estimate prepared for December 31, 2006. Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and working capital
Cash provided by operating activities during the first quarter of 2007 was $57.6 million. Cash provided by operating activities before changes in non-cash operating working capital was $37.2 million. Changes in non-cash working capital provided a further $17.0 million. Proceeds received from the disposal of electrical generation equipment contributed $4.2 million and $0.8 million of proceeds were received from the Distribution Reinvestment Plan ("DRIP"). From this cash flow, the Fund paid $21.8 million of distributions to unitholders, repaid $32.1 million of short-term debt, used $3.6 million for capital expenditures and added $1.7 million to cash on hand.

A deficiency of $30.5 million in cash and working capital existed at March 31, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit in working capital results from the use of short-term debt to finance growth capital expenditures in 2005 and 2006.

Additions to Property, Plant and Equipment (in millions of dollars)	**Three months ended March 31** **2007**	2006
Growth capital expenditures	**3.2**	24.5
Maintenance capital expenditures	**0.4**	1.8
Total capital expenditures	**3.6**	26.3

In the first quarter of 2007, additions to property, plant and equipment amounted to $3.6 million, consisting of $0.4 million of maintenance capital and $3.2 million of growth capital. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $4.2 million that were included in operating costs. The growth capital expenditures included $1.5 million related to the acquisition of an additional ownership interest in Rimbey Pipe Line. Subsequent to March 31, 2007, Keyera acquired the remaining ownership interests and reorganized Rimbey Pipe Line as a wholly-owned limited partnership. The reorganization has no immediate effect on earnings but is a preliminary step to the Fund's reorganization discussed later in this MD&A.

Growth capital expenditures for 2007 are expected to be between $40 and $60 million, assuming available opportunities continue to develop.

For a discussion of the risks that could effect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2006 MD&A and to Keyera's AIF which is available on SEDAR.

Debt covenants
In order for Keyera to manage seasonal fluctuations in cash flow and working capital, fund growth capital expenditures and stabilize distributions, if required, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2010 and $25 million of revolving demand facilities. As at March 31, 2007, $70.8 million was drawn under these credit facilities. Management expects that, upon maturity of these facilities, adequate replacement facilities will be established.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in this agreement provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at March 31, 2007:

Covenant	Position as at March 31, 2007
Debt to EBITDA not to exceed 3.50	1.95
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $215 million of unsecured senior notes. Of that amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at March 31, 2007:

Covenant	Position as at March 31, 2007
Debt to EBITDA not to exceed 3.50	2.35
EBITDA to interest charges not less than 3.00	9.81
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

Risk factors

For a discussion of the risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Unitholder Distributions

Keyera pays distributions to unitholders from its distributable cash flow. The Fund declared $21.8 million of distributions to unitholders in the first quarter of 2007. The Fund's distributable cash flow of $36.5 million was sufficient to fund all the distributions made to unitholders. In determining the level of distributions to unitholders, the Board of Directors takes into consideration current and expected future levels of cash flow, growth capital expenditures, debt repayments, working capital requirements and other factors.

The following table presents the calculation of "distributable cash flow" for the Fund. Keyera management believes that distributable cash flow is an appropriate measure of the Fund's cash flow available for distribution to Unitholders. Because distributable cash flow is a non GAAP measure, it may not be comparable to similar measures reported by other business entities. Therefore, when assessing Keyera's performance relative to other entities, "cash flow from operating activities" as presented in the Fund's Consolidated Statements of Cash Flows may be a more comparable measure.

Distributable Cash Flow (in thousands of dollars)	Three months ended March 31	
	2007	2006[1]
Cash flow from operating activities	**57,591**	77,401
Add (deduct):		
Changes in non cash working capital	**(20,376)**	(49,662)
Maintenance capital	**(351)**	(1,803)
Non-controlling interest distributable cash flow	**(316)**	(388)
Distributable cash flow	**36,548**	25,548
Distributions to unitholders	**21,763**	21,553

[1] The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of foreign exchange gains and losses. For the three months ended March 31, 2006, $447 of unrealized foreign exchange losses have been included in the change in non-cash working capital.

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations – Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During the first quarter of 2007, $0.5 million of convertible debentures (before adjustment for deferred financing costs) were converted into 38,746 trust units and 49,860 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at March 31, 2007 to 61,019,359. Convertible debentures outstanding at March 31, 2007 were $22.6 million.

FUND REORGANIZATION

Keyera is proposing to undertake a reorganization in the third quarter of 2007 by way of plan of arrangement. The intent of the reorganization is to streamline the existing legal structure and simplify accounting, legal, reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. The proposed reorganization will result in the elimination of most taxable Canadian corporations from Keyera's structure. As a result it is anticipated that cash taxes within the structure, which were $4.3 million in 2006, will be largely eliminated until 2011.

Implementation of the reorganization is subject to a number of conditions precedent, including, but not limited to, the receipt of a favourable ruling from the Canada Revenue Agency, court approval of the plan of arrangement and Unitholder approval. Assuming the conditions precedent are fulfilled, and the reorganization is implemented as planned, Keyera plans to reduce the use of its available tax deductions in years 2007 through to 2010, thereby increasing deductions available for the years after 2010. As a result of the adoption of this strategy, distributions to Canadian residents are expected to be approximately 30% to 40% return of capital in 2007, with distributions becoming fully taxable in 2008 for Canadian non-exempt unitholders.

The proposed reorganization is described in detail in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which was filed on SEDAR (www.sedar.com) on May 8, 2007. Unitholders will be asked to approve the reorganization at the Annual and Special Meeting of Unitholders on June 6, 2007 at 9:30 a.m. (MDT).

Keyera has applied to the Canada Revenue Agency for an advance income tax ruling confirming that the proposed reorganization can be completed without adverse tax consequences for the Fund and its Unitholders resident in Canada. Keyera also applied for, and was granted, an interim order from the Alberta Court of Queens Bench with respect to the plan of arrangement. A copy of the interim order is included in Keyera's Information Circular. If Unitholders approve the reorganization, Keyera intends to apply for a final order.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting policies

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to our unaudited Interim Consolidated Financial Statements and Note 2 of our 2006 Annual Report.

Changes in accounting policies

On January 1, 2007, we adopted the following CICA handbook sections:

- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Presentation and Disclosure; and
- Section 3865, Hedges

The new accounting standards address the classification, recognition and measurement and presentation and disclosure of financial instruments in the financial statements and require the inclusion of comprehensive income. As well, the new standards expand the definition of derivatives to include both financial and non-financial contracts.

Upon adoption of these new accounting standards, financial assets and liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Gains and losses on financial instruments measured at fair value are recognized in net earnings in the period in which they arise.

As of January 1, 2007, Keyera recorded $3.3 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair value of the existing natural gas and electricity contracts previously designated as hedging items, as well as the fair value of all fixed price physical contracts not previously recognized. A corresponding adjustment was made to opening accumulated earnings. Subsequent changes in the fair value of the positions will be recorded in net earnings.

The changes in accounting policies were applied prospectively, where applicable. Comparative figures have not been restated. For further details, see Note 3 to the interim consolidated financial statements.

Future changes in accounting policies

In 2006, the CICA issued three new accounting standards:

- Section 1535, Capital Disclosures;
- Section 3862, Financial Instruments – Disclosures; and
- Section 3863, Financial Instruments – Presentation

These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes disclosure of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements. The Fund is currently evaluating the impact of the adoption of these new standards on the consolidated financial statements.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the interim period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

Three months ended (in thousands of dollars)

	Jun 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	**Mar 31, 2007**
Operating revenues:								
- Marketing	223,590	243,114	317,863	316,841	279,241	279,492	286,325	**307,342**
- Gathering and Processing	35,516	35,927	37,278	38,053	40,772	44,290	43,621	**41,949**
- NGL Infrastructure	7,276	8,506	10,349	9,606	8,549	10,878	10,855	**9,692**
Net earnings[1]	11,157	16,200	15,491	15,384	25,969	11,797	14,928	**19,012**
Net earnings per unit ($/unit)								
Basic	0.19	0.27	0.26	0.26	0.43	0.19	0.25	**0.31**
Diluted	0.17	0.25	0.23	0.22	0.39	0.16	0.24	**0.31**
Trust units outstanding (thousands)								
Weighted average (basic)	58,596	59,475	59,926	60,291	60,560	60,692	60,865	**60,972**
Weighted average (diluted)	62,988	63,194	63,246	63,321	62,768	62,817	62,869	**62,918**
Distributions to unitholders	19,332	20,223	21,062	21,553	21,631	21,679	21,742	**21,763**

[1]Upon adoption of the new accounting standards effective January 1, 2007, for the period ended March 31, 2007, Keyera had no transactions that required the use of other comprehensive income therefore comprehensive income equals net earnings.

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

DISTRIBUTIONS TO UNITHOLDERS

Distributions to Unitholders were $0.357 per unit in the first quarter. Keyera has announced a 5% increase in its distribution to 12.5 cents per unit per month, beginning with its May distribution, payable to unitholders on June 15, 2007. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors considers increasing the level of cash distributions when it is confident that such an increase can be sustained.

TAXABILITY OF DISTRIBUTIONS

Assuming that Keyera's proposed reorganization is approved and implemented as planned, in the third quarter of 2007 Keyera plans to reduce the use of its available tax deductions to those required to minimize taxes paid by Keyera and its subsidiaries. As a result, Keyera currently anticipates that, for Canadian residents, approximately 30% to 40% of the Fund's 2007 distributions will be deemed a tax-deferred return of capital, with distributions becoming fully taxable for Canadians non-exempt unitholders in 2008. This outlook is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Additional information is available on Keyera's website under "Investor Information". Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

FIRST QUARTER 2007 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the first quarter 2007 results at 8:00 am MST (10:00 am EST) on May 9, 2007. Callers may participate by either dialing 800-814-4859 or 416-644-3417. A recording of the call will be available for replay until midnight, May 16, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21219242 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir@keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	March 31, 2007 $	December 31, 2006 $
ASSETS		
Current assets		
Cash and cash equivalents	**1,614**	—
Accounts receivable	**168,555**	160,112
Inventory	**60,094**	53,939
Asset held for sale *(note 6)*	—	4,200
Other current assets	**3,349**	4,327
	233,612	222,578
Property, plant and equipment	**919,671**	924,947
Intangible assets	**8,120**	10,553
Goodwill	**64,934**	64,934
.	**1,226,337**	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	—	96
Accounts payable and accrued liabilities	**181,031**	148,318
Distributions payable *(note 11)*	**7,261**	7,251
Credit facilities *(note 4)*	**75,835**	107,984
	264,127	263,649
Long-term debt *(note 4)*	**214,079**	215,000
Convertible debentures *(note 5)*	**22,622**	23,542
Asset retirement obligation *(note 7)*	**35,893**	34,533
Future income tax liability *(note 8)*	**66,820**	65,424
	603,541	602,148
Non-controlling interest	**3,009**	2,744
Unitholders' equity		
Unitholders' capital *(note 9)*	**678,269**	677,025
Accumulated earnings	**181,279**	159,083
Accumulated distributions to unitholders *(note 11)*	**(239,761)**	(217,988)
	619,787	618,120
	1,226,337	1,223,012

Commitments and contingencies *(note 14)*

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net Earnings, Comprehensive Income and Accumulated Earnings
For the Three Months Ended March 31
(Thousands of Canadian dollars, except unit information)
(unaudited)

	2007	2006
	$	$
Operating revenues		
Marketing	**307,342**	316,841
Gathering and Processing	**41,949**	38,053
NGL Infrastructure	**9,692**	9,606
	358,983	364,500
Operating expenses		
Marketing	**289,308**	297,536
Gathering and Processing	**21,226**	20,514
NGL Infrastructure	**5,380**	5,628
	315,914	323,678
	43,069	40,822
General and administrative	**5,347**	7,608
Interest expense on long-term indebtedness	**3,501**	3,513
Other interest expense	**1,127**	590
Depreciation and amortization	**10,588**	9,334
Accretion expense *(note 7)*	**646**	483
Impairment expense	**—**	373
	21,209	21,901
Earnings before tax and non-controlling interest	**21,860**	18,921
Income tax expense *(note 8)*	**2,582**	3,180
Earnings before non-controlling interest	**19,278**	15,741
Non-controlling interest	**266**	357
Net earnings	**19,012**	15,384
Other comprehensive income	**—**	—
Comprehensive income *(note 3)*	**19,012**	15,384
Accumulated earnings, beginning of period	**159,083**	91,005
Change in accounting policy *(note 3)*	**3,184**	—
Accumulated earnings, end of period	**181,279**	106,389
Weighted average number of units (thousands) *(note 10)*		
- basic	**60,972**	60,291
- diluted	**62,918**	63,321
Net earnings per unit *(note 10)*		
- basic	**0.31**	0.26
- diluted	**0.31**	0.22

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31
(Thousands of Canadian dollars)
(unaudited)

Net inflow (outflow) of cash:	2007 $	2006 $
Operating activities		
Net earnings	**19,012**	15,384
Items not affecting cash:		
Depreciation and amortization	**10,588**	9,334
Accretion expense	**646**	483
Impairment expense	**—**	373
Unrealized loss on derivatives held for trading	**5,345**	470
Future income tax expense *(note 8)*	**1,396**	1,362
Non-controlling interest	**266**	357
Asset retirement obligation expenditures *(note 7)*	**(38)**	(24)
Changes in non-cash working capital *(note 15)*	**20,376**	49,662
	57,591	77,401
Investing activities		
Capital expenditures	**(3,615)**	(26,273)
Proceeds on sale of assets	**4,200**	—
Changes in non-cash working capital *(note 15)*	**(3,354)**	7,340
	(2,769)	(18,933)
Financing activities		
Repayment of credit facilities	**(32,149)**	(40,000)
Issuance of trust units *(note 9)*	**800**	1,360
Distributions paid to unitholders *(note 11)*	**(21,763)**	(21,510)
	(53,112)	(60,150)
Net cash inflow (outflow)	**1,710**	(1,682)
(Bank indebtedness) cash and cash equivalents, beginning of period	**(96)**	5,634
Cash and cash equivalents, end of period	**1,614**	3,952

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 15 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Interim Consolidated Financial Statements
For Three Months Ended March 31, 2007
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)
(unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership ("the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its wholly-owned subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL") and Keyera Energy Inc. ("KEI").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2006 as included in the Fund's 2006 Annual Report to unitholders except for the changes made in adopting new accounting standards.

These unaudited interim consolidated financial statements as at and for the three months ended March 31, 2007 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality. Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1530, Comprehensive Income;
- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards prospectively and comparative consolidated financial statements have not been restated. Transition amounts have been recorded in opening accumulated earnings.

Financial instruments and hedges
All financial instruments must initially be recognized at fair value on the balance sheet. The Fund has classified each financial instrument into the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Held to maturity
- Financial assets available for sale
- Other financial liabilities

Subsequent measurement of the financial instruments is based on their classification. Financial assets and financial liabilities held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans or receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

Upon adoption, the Fund has classified all financial assets as loans or receivables, with the exception of cash and cash equivalents and derivative instruments. Derivative instruments and cash and cash equivalents have been classified as held for trading. The Fund has classified all financial liabilities as other financial liabilities, with the exception of derivative instruments. Derivative instruments have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers.

For long-term financial liabilities, the transaction costs that are directly attributable to the issue of a financial liability are added to the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method. For all financial assets and short-term financial liabilities, transaction costs are charged to earnings as incurred.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 increase to opening accumulated earnings. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities.

Comprehensive income
Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a

cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future accounting changes

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements. The Fund is currently evaluating the impact of the adoption of these new standards on the consolidated financial statements.

4. Credit facilities and long-term debt

As at	**March 31, 2007 $**	December 31, 2006 $
Bank credit facilities (a)	**70,835**	100,984
Revolving demand loan (d)	**5,000**	7,000
Total credit facilities	**75,835**	107,984
Long-term debt (b & c)	**215,000**	215,000
Deferred financing costs[1]	**(921)**	—
Total long-term debt	**214,079**	215,000

[1] Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 3). Previously these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2009, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rate for the three months ended March 31, 2007 was 5.42% (4.74% for the three months ended March 31, 2006). As at March 31, 2006, the balance outstanding on the bank credit facilities was $70,835 ($100,984 as at December 31, 2006).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: Series A of $52,500 due in 2010, bearing interest at 5.79%, Series B of $52,500 due in 2013, bearing interest at 6.16%, and $20,000 due in 2008, bearing interest at 5.42%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rate for the three months ended March 31, 2007 for the unsecured senior notes was 5.95% for Series A, 6.29% for Series B and 5.63% for the note due in 2008.

(c) In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three months ended March 31, 2007 was 5.37%.

(d) A subsidiary of the Partnership has an unsecured revolving demand loan facility with a major Canadian chartered bank in the amount of $7,000, of which $5,000 was drawn as at March 31, 2007 ($7,000 as at December 31, 2006). Borrowings under the loan facility bear interest based on the lender's rates for Canadian prime commercial loans or Bankers' Acceptances rates. The weighted average interest rate for the three months ended March 31, 2007 was 5.51% (4.25% for the three months ended March 31, 2006).

5. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $421 has been accrued for the three months ended March 31, 2007 ($497 for the three months ended March 31, 2006). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At March 31, 2007 $76,923 debentures had been converted to trust units ($76,458 at December 31, 2006).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at March 31, 2007, $2,801 has been reclassified to unitholders' equity ($2,782 at December 31, 2006). As at March 31, 2007, $455 of deferred financing costs remain. The effective interest rate for the three months ended March 31, 2007 was 7.36%.

6. Asset held for sale

Asset held for sale consists of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2006	**27,776**
Liabilities acquired	151
Liabilities settled	(160)
Revisions in estimated cash flows	4,509
Accretion expense	2,257
Balance, December 31, 2006	**34,533**
Liabilities settled	(38)
Revisions in estimated cash flows	752
Accretion expense	646
Balance, March 31, 2007	**35,893**

8. **Income taxes**

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

Three months ended March 31	**2007** **$**	2006 $
Earnings before tax and non-controlling interest	**21,860**	18,921
Income from the Fund distributable to unitholders	**(12,623)**	(10,058)
Income before taxes – operating subsidiaries	**9,237**	8,863
Income tax at statutory rate of 32.12% (2006 – 35.62%)	**2,967**	3,157
Non deductible items excluded from income for tax purposes	**570**	470
Rate adjustments and changes in estimates	**(349)**	(81)
Benefit of non-capital losses previously not recorded	**(566)**	(216)
Resource allowance	**—**	(9)
Adjustments to tax pool balances	**(296)**	(161)
Other	**256**	(117)
Large corporation tax	**—**	137
	2,582	3,180
Classified as:		
Current	**1,186**	1,818
Future	**1,396**	1,362
Income tax expense	**2,582**	3,180

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $8,045 at March 31, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at March 31, 2007.

The future income tax liability relates to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	**March 31, 2007** **$**	December 31, 2006 $
Property, plant and equipment	**(71,575)**	(71,611)
Asset retirement obligation	**4,461**	4,308
Long-term incentive plan	**1,585**	1,513
Non-capital losses	**2,328**	3,475
Intangible assets	**(563)**	(616)
Other	**(3,056)**	(2,493)
Future income tax liability	**(66,820)**	(65,424)

The unrecorded future tax liability attributable to the Partnership at March 31, 2007 was $72,678 ($72,882 at December 31, 2006).

9. **Unitholders' capital**

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

In 2005, the Fund instituted a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	**Number of Units**	**$**
Balance, January 1, 2006	**60,125,193**	**665,914**
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	**60,930,753**	**677,025**
Units issued on conversion of convertible debentures	38,746	444
Units issued pursuant to DRIP	49,860	800
Balance, March 31, 2007	**61,019,359**	**678,269**

10. Net earnings per unit

Basic per unit calculations for the three months ended March 31, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three months ended March 31, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market, rather than issuing them from treasury.

Three months ended March 31 (thousands)	**2007**	2006
Weighted average number of units - basic	**60,972**	60,291
Net additional units if incentive awards vested	**—**	602
Additional units if debentures converted	**1,946**	2,428
Weighted average number of units - diluted	**62,918**	63,321

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	**131,383**
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	**217,988**
Unitholders' distributions declared and paid	14,512
Unitholders' distributions declared	7,261
Balance, March 31, 2007	**239,761**

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $1,136 for the three months ended March 31, 2007 ($2,499 for the three months ended March 31, 2006).

(a) Performance Unit Awards
The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period. The number of units to be delivered will be calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2004 Grant	**July 1, 2005 Grant**	**July 1, 2006 Grant**	**Payout Multiplier**
	Less than 1.15	Less than 1.32	Less than 1.42	Nil
First range	1.15 – 1.22	1.32 – 1.39	1.42 – 1.51	50%– 99%
Second range	1.23 – 1.38	1.40 – 1.55	1.52 – 1.71	100% – 199%
Third range	1.39 and greater	1.56 and greater	1.72 and greater	200%

As of March 31, 2007, 494,367 Performance Unit Awards (529,867 at December 31, 2006) were outstanding: 148,237 effective July 1, 2004, 184,830 effective July 1, 2005 and 161,300 effective July 1, 2006. The compensation cost recorded for these units for the three months ended March 31, 2007 was $954, using the applicable closing market price of a unit of the Fund ($1,935 for the three months ended March 31, 2006).

(b) Time Vested Unit Awards ("Restricted Unit Awards")
Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2004, July 1, 2005 and July 1, 2006, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of March 31, 2007, 94,235 Restricted Unit Awards (98,735 at December 31, 2006) were outstanding: 21,549 effective July 1, 2004, 29,086 effective July 1, 2005 and 43,600 effective July 1, 2006. The compensation cost recorded for these units for the three months ended March 31, 2007 was $182, using the applicable closing market price of a unit of the Fund ($564 for the three months ended March 31, 2006).

13. Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at March 31, 2007, $1,164 of assets held for trading were included in accounts receivable and $3,401 of liabilities held for trading were included in accounts payable and accrued liabilities. For the three months ended March 31, 2007, the Fund realized and recorded $1,042 in Marketing revenue and $8 in NGL Infrastructure revenue related to the settlement of financial instruments. A further $5,457 of unrealized losses were recorded in Marketing revenue and $112 of unrealized gains were recorded in NGL Infrastructure revenue, representing the change in fair value of derivative contracts for the period ended March 31, 2007.

The fair values of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at March 31, 2007	Carrying Amount $	Weighted Average Price	Notional Volume	Fair Value $
Natural gas:				
Price swaps (maturing by March 31, 2008)	30	$7.77/GJ	168,000 GJs	30
Electricity:				
Price swaps (maturing by December 31, 2008)	983	$55/MWh	38,460 MWhs	983
NGLs:				
Price swaps (maturing by March 31, 2008)	(3,363)	$74.17/Bbl	671,000 Bbls	(3,363)
Currency:				
Forward contracts (maturing by April 23, 2007)	134	$1.1606/USD	US$17,500	134
Physical contracts:				
Fixed price forward contracts (maturing by November 30, 2007)	(21)	$48.06/Bbls	6,000 Bbls	(21)
As at December 31, 2006				
Natural gas:				
Price swaps (maturing by March 31, 2007)	—	$7.78/GJ	90,000 GJs	(130)
Electricity:				
Price swaps (maturing by December 31, 2008)	—	$55/MWh	43,860 MWhs	1,031
NGLs:				
Price swaps (maturing by March 30, 2007)	211	$72.25/Bbl	450,000 Bbls	211
Currency:				
Forward contracts (maturing by January 26, 2007)	(287)	$1.1477/USD	US$16,350	(287)
Physical contracts:				
Fixed price forward contracts	—	—	—	—

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At March 31, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (December 31, 2006 – less than 1%). Revenue from the two largest customers amounted to 12% of operating revenue for the period ended March 31, 2007 (March 31, 2006 - 11%). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$81,958 of sales were priced in U.S. dollars for the three months

ended March 31, 2007 (three months ended March 31, 2006 – US$90,238). Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

The Fund realized and recorded $176 of realized foreign currency loss in marketing operating expenses for the three months ended March 31, 2007. A further $154 of unrealized foreign currency gain was recorded in marketing operating expenses.

Interest rate risk
The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At March 31, 2007, fixed rate borrowings comprised 74% of total debt outstanding (December 31, 2006 - 67%). The fair value of the senior fixed rate debt at March 31, 2007 was $219,205 (December 31, 2006 - $224,457). The fair value of the Fund's unsecured convertible debentures at March 31, 2007 was $32,308 (December 31, 2006 - $31,782). Net interest expense of $4,628 was composed of interest expense of $4,872, interest income of $279 and fee expense of $35 for financial instruments that were not classified as "held for trading".

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to eleven years and comprise the processing of the producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	**7,594**
2008	**5,895**
2009	**4,403**
2010	**2,832**
2011	**2,188**
Thereafter	**3,669**
	26,581

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. Supplemental cash flow information

Changes in non-cash working capital

Three months ended March 31	2007 $	2006 $
Cash provided by (used in):		
Accounts receivable	**(10,514)**	43,702
Inventory	**(6,155)**	27,239
Other current assets	**978**	562
Accounts payable and accrued liabilities	**32,713**	(14,501)
Changes in non-cash working capital	**17,022**	57,002
Relating to:		
Operating activities	**20,376**	49,662
Investing activities	**(3,354)**	7,340
Other cash flow information:		
Interest paid	**5,227**	4,803
Taxes paid	**957**	1,433

16. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended March 31, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	307,342	42,708	17,681	—	367,731
Inter-segment revenue	—	(759)	(7,989)	—	(8,748)
External revenue	307,342	41,949	9,692	—	358,983
Operating expenses	(298,056)	(21,226)	(5,380)	—	(324,662)
Inter-segment expenses	8,748	—	—	—	8,748
External operating expenses	(289,308)	(21,226)	(5,380)	—	(315,914)
	18,034	20,723	4,312	—	43,069
General and administrative, interest and other	—	—	—	(9,975)	(9,975)
Depreciation and amortization	(1,071)	(7,220)	(2,095)	(202)	(10,588)
Accretion expense	(3)	(557)	(86)	—	(646)
Earnings (loss) before tax and non-controlling interest	16,960	12,946	2,131	(10,177)	21,860
Income tax recovery (expense)	834	—	(2,704)	(712)	(2,582)
Earnings (loss) before non-controlling interest	17,794	12,946	(573)	(10,889)	19,278
Identifiable assets	175,510	809,673	231,644	9,510	1,226,337
Capital expenditures	2	1,459	1,841	313	3,615

Three months ended March 31, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	316,841	38,992	16,468	—	372,301
Inter-segment revenue	—	(939)	(6,862)	—	(7,801)
External revenue	316,841	38,053	9,606	—	364,500
Operating expenses	(305,337)	(20,514)	(5,628)	—	(331,479)
Inter-segment expenses	7,801	—	—	—	7,801
External operating expenses	(297,536)	(20,514)	(5,628)	—	(323,678)
	19,305	17,539	3,978	—	40,822
General and administrative, interest and other	—	—	—	(11,711)	(11,711)
Depreciation and amortization	(575)	(6,612)	(1,855)	(292)	(9,334)
Accretion expense	—	(413)	(70)	—	(483)
Impairment expense	—	(373)	—	—	(373)
Earnings (loss) before tax and non-controlling interest	18,730	10,141	2,053	(12,003)	18,921
Income tax (expense)	—	—	(2,264)	(916)	(3,180)
Earnings (loss) before non-controlling interest	18,730	10,141	(211)	(12,919)	15,741
Identifiable assets	112,717	817,262	221,355	12,207	1,163,541
Capital expenditures	—	24,938	1,335	—	26,273

Three months ended March 31	**2007** $	2006 $
Marketing revenue derived from export sales to the U.S.	23,821	26,170
Property, plant and equipment located in the U.S.	11,802	—

17. Subsequent Event

On April 16, 2007 the maturity of the $150,000 unsecured revolving credit facility was extended from April 21, 2009 to April 21, 2010.

Corporate Information

Board of Directors

E. Peter Lougheed (1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram (4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies (2)
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird (3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols (2)(3)
Management Consultant
Mississauga, Ontario

William R. Stedman (3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss (2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President, Chief Financial Officer and Corporate Secretary

Marzio Isotti
Vice President, West Central Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, Engineering & Operational Services

David A. Sentes
Vice President, Comptroller

K. Jamie Urquhart
Vice President, Foothills Region

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q1 2007	
TSX:KEY.UN – Cdn $	
High	$17.98
Low	$15.51
Close March 30, 2007	$17.46
Volume	8,945,833
Average Daily Volume	139,778

Auditors

Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations

Contact:
John Cobb or Avery Reiter
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir@keyera.com

Head Office

Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

Certification of Interim Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting

Date: May 8, 2007

"David Smith" (signed)
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Interim Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting

Date: May 8, 2007

"James V. Bertram" (signed)
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

KEYERA FACILITIES INCOME FUND
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Keyera Facilities Income Fund
600, Sun Life Plaza West Tower
144 – 4th Avenue SW
Calgary, Alberta T2P 3N4

Item 2. Date of Material Change

April 30, 2007

Item 3. News Release

A news release disclosing the material change disclosed herein was issued through Canada NewsWire on April 30, 2007.

Item 4. Summary of Material Change

On April 30, 2007, Keyera Facilities Income Fund ("Keyera" or the "Fund") announced that it had entered into a Unitholder Rights Plan Agreement (the "Rights Agreement") with Computershare Trust Company of Canada ("Computershare"), as rights agent, providing for the establishment of a Unitholder Rights Plan (the "Rights Plan").

The Toronto Stock Exchange (the "TSX") has accepted notice of the Rights Plan, subject to among other things, Keyera obtaining the approval of its unitholders ("Unitholders") for the Rights Plan within six months. Unitholders will be asked to ratify the Rights Plan at Keyera's annual and special meeting (the "Meeting") scheduled for June 6, 2007.

The board of directors (the "Board of Directors") of Keyera Energy Management Ltd., administrator of the Fund, is recommending the Rights Plan as a way of providing additional time to explore and develop alternatives for maximizing unitholder value in the event a take-over bid is made for the Fund. This additional time is meant to allow other potential bidders the ability to come forward with superior competing bids thereby increasing the likelihood that all Unitholders will receive fair consideration for their units and potentially providing a better return. The Rights Plan is also intended to provide every Unitholder with an equal opportunity to participate in such a bid.

The Rights Plan encourages a potential acquiror to proceed either by way of a "permitted bid" (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Rights Plan applies to all acquisitions of greater than 20% of the Units, regardless of whether the acquisition is by public bid, private agreement or gradual accumulation.

The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the acquiring person publicly announces that the Units deposited or tendered and not withdrawn constitute more than 50% of the Units outstanding held by independent unitholders (as defined in the Rights Plan).

The Rights Plan is not being recommended in response to, or in anticipation of, any known take-over bid or similar transaction.

Details of the Rights Plan are available in the Information Circular prepared in connection with the Meeting (the "Information Circular"). The Information Circular is available on the SEDAR website at www.sedar.com and on Keyera's website at www.keyera.com and is being mailed to unitholders. A copy of the full Rights Agreement is also available on both the SEDAR website and the Keyera website.

Item 5. Full Description of Material Change

On April 30, 2007, the Fund issued Rights to its Unitholders pursuant to the terms of the Rights Agreement. One Right is deemed to have been distributed for each Unit and can only be transferred with that Unit until and unless a "flip-in event" (as defined in the Rights Plan) occurs. The Rights are not exercisable until and unless a flip-in event occurs. The issuance of the Rights does not change the manner in which Unitholders currently trade their Units.

A flip-in event would occur if a person, company or other entity were to become an "acquiring person" (as defined in the Rights Plan), that is, the person, company or other entity acquired beneficial ownership of at least 20% of the Units other than pursuant to certain exceptions such as a "permitted bid" (as defined in the Rights Plan) or an "exempt acquisition" (as defined in the Rights Plan). If the person, company or other entity acquires Units under a "permitted bid" or "exempt acquisition" or one of the other specified exceptions, they are not considered to be an acquiring person and no flip-in event occurs. If a person, company or other entity does become an acquiring person, each Right then entitles each holder (other than the acquiring person) to purchase Units at a 50% discount. Each holder of a Right may then purchase that number of Units having a fair market value at the relevant time equal to twice the exercise price of the Right, in effect, permitting Units to be acquired at a 50% discount to the market price at the time of exercise.

The acquiring person is not permitted to exercise its Rights. The Rights Plan provides that the acquiring person's Rights become null and void when the flip-in event occurs. The Rights Plan also provides that the Board of Directors may either waive the Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Rights Plan thereby encourages unsolicited bidders to either make a permitted bid or to approach the Board of Directors with their offer and attempt to convince the Board of Directors to either waive the flip-in event (i.e., an exempt acquisition) or to redeem the Rights. If the offer is coercive or inadequate, the Board of Directors can choose not to cooperate with the bidder and not to agree to waive the Rights Plan or redeem the Rights.

The Rights Plan is not intended to interfere with any future financing transactions that the Fund may wish to implement, including any future issuance of equity securities. The issue of Rights will not affect reported earnings or cash flow per Unit until and unless the Rights separate from the underlying Units and become exercisable or until the exercise of the Rights. Keyera can continue to conduct its existing business in the ordinary course on the same terms as if the Rights Plan had not been implemented.

The adoption of the Rights Plan will not change the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Fund. In the event of a take-over bid or similar transaction, the Board of Directors will continue to have the right and responsibility to

take such action and to make such recommendations to Unitholders as are considered necessary or appropriate.

The Fund may, prior to the date of the Meeting, and without the approval of the Unitholders, supplement, amend, vary or delete any of the provisions of the Rights Agreement and may, after the date of the Meeting (provided the Rights Agreement is approved by the Unitholders at the Meeting), supplement, amend, vary or delete any of the provisions of the Rights Agreement with the prior approval of Unitholders (or the holders of Rights if the "separation time", as defined in the Rights Plan, has occurred). The Fund may also make amendments to the Rights Agreement at any time to correct any clerical or typographical error or, subject to ratification at the next meeting of Unitholders and approval of the TSX, make amendments which are required to maintain the validity of the Rights Agreement due to changes in applicable law.

The key characteristics of the plan are described below:

- **Creation and Issue of Rights**. The Rights Plan was created by the Fund entering into the Rights Agreement with Computershare. Pursuant to the Rights Agreement, the Fund has issued one Right for each Unit of the Fund outstanding at the close of business on April 30, 2007. One Right will also be issued for each additional Unit issued after April 30, 2007 but prior to the separation time or the expiry of the Rights. If the Rights Plan is approved by the Unitholders at the Meeting, any certificates issued for Units after the date of the Meeting (but prior to the close of business at the separation time or the expiry of the Rights), will include a legend evidencing the Rights; however, certificates representing Units that are issued prior to the Meeting do not require a legend to evidence the Rights.

- **Term of Rights Plan**. The Rights Plan will expire following the first annual meeting of Unitholders held after April 30, 2010, unless it is extended with Unitholder approval. If it is extended, it can be extended for another three years.

- **Flip-in Event**. A flip-in event occurs when a person, company or other entity becomes an acquiring person. When the flip-in event occurs, all Rights holders, other than the acquiring person, are entitled to purchase Units of the Fund at a 50% discount to market.

- **Acquiring Person**. An acquiring person is a person, company or other entity who, at any time after the date of the Rights Agreement, is the beneficial owner of 20% or more of the outstanding Units, subject to the following exemptions: a voting unit reduction (generally, a repurchase or redemption of Units by the Fund which has the effect of increasing the person's or company's percentage ownership of the Fund); a permitted bid acquisition (an acquisition of Units made pursuant to a "permitted bid" or "competing permitted bid", both as defined in the Rights Plan); an exempt acquisition (an acquisition prior to the date of the Rights Plan or an acquisition in respect of which the Board of Directors has waived the application of the Rights Plan); and a pro rata acquisition (generally, the acquisition of Units pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person's or company's Unitholding).

- **Beneficial Ownership, Exemptions for Portfolio Managers and Others, and Permitted Lock-up Agreements**. In determining whether a person, company or other entity has become an acquiring person, by virtue of being the beneficial owner of at least 20% of the outstanding Units, all Units over which the person, company or other entity

has beneficial ownership must be included. A person, company or other entity is deemed to beneficially own any Units which are owned by its associates or affiliates or by persons or companies "acting jointly or in concert" with such person, company or other entity for the purpose of acquiring Units and any Units which it has the right to vote or the right to acquire within 60 days. Specific exclusions clarify that intermediaries that are portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote Units managed by them for others. In addition, Unitholders holding at least 20% of the outstanding Units as of April 30, 2007 do not trigger a flip-in event as a result of their current holdings, but would become an acquiring person upon the acquisition of additional Units amounting to more than 1% of the outstanding Units. The Fund is not aware of any such 20% Unitholder.

A person, company or other entity may also be considered to be the beneficial owner of Units that are subject to a lock-up agreement with it, that is, an agreement under which a unitholder agrees to tender its Units to a bid (the "**Lock-up Bid**") made by that person, company or other entity; however, the person, company or other entity will not be deemed to be the beneficial owner of Units subject to a lock-up agreement if the holder of such Units has agreed to deposit or tender its Units pursuant to a "permitted lock-up agreement". In order for a lock-up agreement to constitute a "permitted lock-up agreement", certain conditions must be met.

- **Permitted Bids and Competing Permitted Bids.** An offeror can avoid causing a flip-in event by making a permitted bid. A permitted bid must: be made by way of a take-over bid circular; be made to all unitholders of record, other than the offeror, for all or a portion of the Units outstanding and must be open for acceptance for 60 days; require a minimum deposit of more than 50% of the Units held by independent unitholders (i.e., generally, Unitholders who are not, or are not related to, the acquiring person); unless the take-over bid is withdrawn, allow the Units to be deposited up to the close of business on the first date on which the deposited Units are taken up or paid for; allow the Units deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and if the minimum 50% of Units are deposited, the offeror must make a public announcement of that fact and leave the take-over bid open for deposits of Units for at least 10 business days after the announcement.

  An offeror can also avoid causing a flip-in event by making a competing permitted bid. A competing permitted bid is a permitted bid made after another permitted bid has been made and before that other permitted bid has expired; however, a competing permitted bid is only required to be left open for the later of (i) 35 days after the date of such bid and (ii) the earliest date on which the Units may be taken up and paid for under the other permitted bid that is in existence.

- **Redemption Rights and Waiver**. An offeror can also avoid causing a flip-in event by negotiating with the Board of Directors and convincing them to allow a take-over bid that is not a permitted bid but is made fairly to all holders of Units. In such circumstances the Board can waive the flip-in event and deem the take-over bid to be an exempt acquisition such that the reduced exercise price does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of Units during the period when the first take-over bid is outstanding. The Board of Directors can also waive the flip-in event in certain other circumstances; for

example, a person, company or other entity has inadvertently become an acquiring person and within a specified period of time reduces its unitholdings.

Further, the Rights Plan permits the Board of Directors to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

- **Separation Time.** The Rights can become separated or unstapled from the Units to which they are currently attached and then trade separately from the Units. This separation time will generally only occur on the close of business on the 10th business day after the earlier of: (a) the first date of public disclosure of facts indicating that a person, company or other entity has become an acquiring person; (b) the date of commencement or first public announcement of a non-permitted take-over bid; or (c) the date on which a permitted bid ceases to qualify as a permitted bid.

  Until and unless the separation time occurs, the Rights will continue to be attached to and trade with the Units.

- **Exercise Price**. The exercise price before the flip-in event is three times the current market value of the Units from time to time. Before a flip-in event, a Rights holder would receive one Unit upon the exercise of a Right, the effect of which is to render the Rights of little or no value at the time of issue. After the flip-in event, all Rights holders, other than the acquiring person, would be entitled to purchase Units at a 50% discount to the market value, effectively entitling the Rights holders to acquire six Units upon the exercise of a Right. The Exercise Price and the number of Rights are subject to adjustment from time to time upon the occurrence of certain events, including a subdivision or consolidation of the Units, the declaration of a distribution payable through the issuance of certain securities or the issuance of certain securities in exchange for or in lieu of Units.

- **Trading of Rights.** Until the separation time, the Rights will be evidenced by the outstanding certificates for Units and the Rights may be transferred with, and only with, the Units. Until and unless the separation time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Units will also constitute the transfer of the Rights associated with the Units represented by the certificate. If the separation time occurs, then, as soon as practicable following the separation time, separate certificates evidencing the Rights ("**Rights Certificates**") will be mailed to holders of record of Units as of the close of business at the "separation time" and the separate Rights Certificates will thereafter evidence the Rights.

- **Deemed Redemption.** The Rights Plan provides that in the event a person, company or other entity acquires Units pursuant to a permitted bid or an exempt acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board of Directors.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Continuous Disclosure Obligation

Not applicable

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The name of an Executive Officer of Keyera who is knowledgeable about the material change and who can be contacted is:

David G. Smith
Executive Vice President and
Chief Financial Officer
Telephone: (403) 205-8300

Item 9. Date of Report

May 8, 2007.

KEYERA

KEYERA FACILITIES INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units (the "**Units**") of Keyera Facilities Income Fund (the "**Fund**") will be held in the **Kensington Room at the Marriott Hotel, 110 - 9th Avenue S.E., Calgary, Alberta on June 6, 2007 at 9:30 a.m.** (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Fund (the "**Information Circular**") accompanying this Notice, namely:

1. to receive the audited consolidated financial statements of the Fund together with the report of the auditors thereon for the year ended December 31, 2006;

2. to reappoint Deloitte & Touche LLP as auditors of the Fund for the ensuing year;

3. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to elect directors of Keyera Energy Management Ltd. (the "**Administrator**") to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

4. to consider and, if deemed advisable, to pass, with or without variation, a special resolution ratifying the Unitholder Rights Plan approved by the board of directors of the Administrator;

5. to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the proposed arrangement involving an internal reorganization of the Fund and certain of its subsidiaries and certain amendments to each of the Amended and Restated Declaration of Trust of the Fund and the Amended and Restated Declaration of Trust of Keyera Facilities Commercial Trust (the "**CT**") related to the reorganization;

6. to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the proposed amendments to the Amended and Restated Declaration of Trust of the Fund giving the board of directors of the Administrator discretionary powers with respect to the steps to be taken to maintain the status of the Fund as mutual fund trust under the *Income Tax Act* (Canada) and the proposed amendments to the Amended and Restated Declaration of Trust of the CT giving the trustee of the CT discretion with respect to the steps to be taken so that the CT is not maintained for the benefit of non-residents of Canada under the *Income Tax Act* (Canada); and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to the foregoing is set forth in the Information Circular which forms part of this Notice of Annual and Special Meeting. Only Unitholders of record at the close of business on **April 24, 2007** will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 24 hours before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of any reconvened meeting.

DATED at Calgary, Alberta this 30th day of April 2007.

KEYERA FACILITIES INCOME FUND,
by its Administrator, Keyera Energy Management Ltd.
(Signed) JAMES V. BERTRAM
President and Chief Executive Officer

KEYERA FACILITIES INCOME FUND

Notice of Meeting
and
Proxy Statement and Information Circular
in respect of the
ANNUAL AND SPECIAL MEETING
OF UNITHOLDERS
to be held on June 6, 2007

and

Notice of Petition
To the Court of Queen's Bench of Alberta
In respect of a
PLAN OF ARRANGEMENT
Involving
KEYERA ENERGY MANAGEMENT LTD.,
KEYERA FACILITIES INCOME FUND,
KEYERA FACILITIES COMMERCIAL TRUST
and KEYERA UNITHOLDERS

Dated April 30, 2007

TABLE OF CONTENTS

KEYERA

MESSAGE TO UNITHOLDERS

April 30, 2007

Dear Unitholders:

You are invited to attend an annual and special meeting of the unitholders ("**Unitholders**") of Keyera Facilities Income Fund (the "**Fund**") to be held in the Kensington Room at the Marriott Hotel, 110 - 9th Avenue S.E., Calgary, Alberta on June 6, 2007 at 9:30 a.m. Calgary time (the "**Meeting**"). The Meeting will provide you the opportunity to meet the proposed directors, as well as our management team.

The enclosed Information Circular describes in detail the formal business to be conducted at the Meeting. The business to be conducted will include the standard annual matters, namely the receipt of the consolidated annual financial statements for the financial year ended December 31, 2006 and the associated auditors' report thereon, the appointment of auditors and the election of directors. In addition, the Meeting agenda includes consideration of three items of special business: ratification of a proposed Unitholders' rights plan (the "**Rights Plan**"); approval of a proposed plan of arrangement (the "**Plan of Arrangement**"), including related amendments to the Fund Declaration of Trust and the Declaration of Trust of Keyera Facilities Commercial Trust (the "**CT**"); and approval of additional amendments to the Fund Declaration of Trust and the CT Declaration of Trust, relating to foreign ownership restrictions.

The primary purpose of the Rights Plan is to extend the time period during which take-over bids must be left open for consideration by Unitholders. We believe that by encouraging potential bidders to leave their bids open for additional time, the Board of Directors will have a better opportunity to determine whether a superior competing bid, providing a better return for Unitholders, can be encouraged. The Board of Directors and management are recommending this action now as a good housekeeping measure so that, in the event a bid or similar acquisition is made, we are prepared and can take the necessary steps to respond quickly in an effort to most effectively maximize Unitholder value. While this initiative relates to potential changes of control and take-overs of the Fund, it is not being implemented in response to any known event. The Rights Plan is described in further detail in the Information Circular.

The proposed Plan of Arrangement relates to the internal reorganization of the Fund and its subsidiaries. The objectives of the Plan of Arrangement are to simplify the organizational structure of the Fund and its subsidiaries, and to reduce complexity of accounting, legal, reporting and income tax compliance required by the existing structure. The reorganization contemplated by the Plan of Arrangement does not involve the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interests in operating assets. Upon completion of the reorganization pursuant to the Plan of Arrangement, each Unitholder will continue to hold the same number of units in the Fund as it held immediately prior to the effective time of the reorganization and the Fund will continue to own, directly or indirectly, the same interests in its assets that it held immediately prior to the effective time. In order to effect the reorganization and create the additional classes of securities to be issued pursuant to the Plan of Arrangement, certain amendments to the Declaration of Trust of the Fund and the Declaration of Trust of the CT will be required. These amendments are explained in detail in the Information Circular.

We are also proposing certain additional amendments to the Fund Declaration of Trust related to the actions that may be taken to maintain the status of the Fund as a "mutual fund trust" under the *Income Tax Act* (Canada). Under current Canadian tax laws, one way for entities such as the Fund to maintain their status as a "mutual fund trust" is to restrict the number of non-residents of Canada who can own securities to less than 50%. Both the Fund Declaration of Trust and the CT Declaration of Trust contain such restrictions, along with mandatory

requirements that the Board of Directors of Keyera Energy Management Ltd. (as administrator of the Fund and the CT) take certain prescribed steps in the event that the percentage of non-Canadian resident Unitholders reaches 49%. The amendments we are proposing are intended to (i) empower Keyera Energy Management Ltd. to take a range of steps in order to maintain the mutual fund trust status of the Fund, rather than being confined to the currently prescribed process and (ii) clarify the scope of liability exposure to the Fund and the Administrator in connection with performing these functions. We are also proposing to make similar changes to the CT Declaration of Trust. We are committed to maintaining mutual fund trust status and believe that these proposed amendments will provide the flexibility desirable to adapt to the changing environment. These proposed amendments are discussed in greater detail in the Information Circular.

Following the Meeting, there will be a presentation by management highlighting Keyera's accomplishments in 2006 and outlining some of our plans for 2007. This presentation will be followed by a Q & A session and refreshments.

Your participation at the Meeting is very important to us. If you are unable to attend in person, we encourage you to vote your units in the Fund by any of the means available to you as described in the enclosed Information Circular. If you have not already done so, we also encourage you to review the Fund's 2006 Annual Report, the first quarter financial statements and other public disclosure documents available on our website at www.keyera.com and on SEDAR at www.sedar.com.

We look forward to seeing you at the Meeting.

Sincerely,

(signed) "*James V. Bertram*"

James V. Bertram
President and Chief Executive Officer

KEYERA

KEYERA FACILITIES INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units (the "**Units**") of Keyera Facilities Income Fund (the "**Fund**") will be held in the **Kensington Room at the Marriott Hotel, 110 - 9th Avenue S.E., Calgary, Alberta on June 6, 2007 at 9:30 a.m.** (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Fund (the "**Information Circular**") accompanying this Notice, namely:

1. to receive the audited consolidated financial statements of the Fund together with the report of the auditors thereon for the year ended December 31, 2006;

2. to reappoint Deloitte & Touche LLP as auditors of the Fund for the ensuing year;

3. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to elect directors of Keyera Energy Management Ltd. (the "**Administrator**") to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed;

4. to consider and, if deemed advisable, to pass, with or without variation, a special resolution ratifying the Unitholder Rights Plan approved by the board of directors of the Administrator;

5. to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the proposed arrangement involving an internal reorganization of the Fund and certain of its subsidiaries and certain amendments to each of the Amended and Restated Declaration of Trust of the Fund and the Amended and Restated Declaration of Trust of Keyera Facilities Commercial Trust (the "**CT**") related to the reorganization;

6. to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the proposed amendments to the Amended and Restated Declaration of Trust of the Fund giving the board of directors of the Administrator discretionary powers with respect to the steps to be taken to maintain the status of the Fund as mutual fund trust under the *Income Tax Act* (Canada) and the proposed amendments to the Amended and Restated Declaration of Trust of the CT giving the trustee of the CT discretion with respect to the steps to be taken so that the CT is not maintained for the benefit of non-residents of Canada under the *Income Tax Act* (Canada); and

7. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to the foregoing is set forth in the Information Circular which forms part of this Notice of Annual and Special Meeting. Only Unitholders of record at the close of business on **April 24, 2007** will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Attention: Proxy Department, to reach the addressee no later than 24 hours before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of any reconvened meeting.

DATED at Calgary, Alberta this 30th day of April 2007.

KEYERA FACILITIES INCOME FUND,
by its Administrator, Keyera Energy Management Ltd.
(Signed) JAMES V. BERTRAM
President and Chief Executive Officer

Action No. 0701-04383

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KEYERA ENERGY MANAGEMENT LTD., KEYERA FACILITIES INCOME FUND, KEYERA FACILITIES COMMERCIAL TRUST, THE HOLDERS OF TRUST UNITS OF KEYERA FACILITIES INCOME FUND AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "**Petition**") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "**Court**") on behalf of Keyera Energy Management Ltd. ("**KEML**") with respect to a proposed arrangement (the "**Arrangement**") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "**ABCA**"), involving KEML, Keyera Facilities Income Fund (the "**Fund**"), Keyera Facilities Commercial Trust (the "**CT**") and the holders of trust units of the Fund (the "**Unitholders**"), and which Arrangement is described in greater detail in the Proxy Statement and Management Information Circular of the Fund dated April 30, 2007, accompanying this Notice of Petition. At the hearing of the Petition, KEML intends to seek:

1. a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

2. an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

3. a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the ABCA, be effective under the ABCA in accordance with its terms and will be binding on and after the Effective Date, as defined in the Arrangement; and

4. such other and further orders, declarations or directions as the Court may deem just,

(collectively, the "**Final Order**").

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before the presiding Justice in Chambers, at the Court House, 611 - 4th Street, S.W., Calgary, Alberta, Canada, on June 6, 2007 at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. **Any Unitholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Unitholder or other interested party files with the Court and serves upon KEML on or before 4:00 p.m. (Calgary time) on May 30, 2007, a notice of intention to appear (the "Notice of Intention to Appear") setting out such Unitholder's or interested party's address for service and indicating whether such Unitholder or interested party intends to support or oppose the Petition or make submissions, together with any evidence or materials which are to be presented to the Court.** Service on KEML is to be effected by delivery to its solicitors at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing and subject to the foregoing, Unitholders and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a special meeting of the Unitholders for the purpose of such Unitholders voting upon, among other things, a special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis for an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, with respect to the distribution of securities to be issued to the Unitholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that further notice of the steps in these proceedings will only be given to those persons who have filed a Notice of Intention to Appear.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or other interested party requesting the same by the under-mentioned solicitors for KEML upon written request delivered to such solicitors as follows:

Solicitors for KEML and the Fund:
Stikeman Elliott LLP
4300 Bankers Hall West – 888 3rd Street S.W.
Calgary, Alberta T2P 5C5
Facsimile Number: (403) 266-9034
Attention: Lou A. Cusano

DATED at the City of Calgary, in the Province of Alberta, this 30th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF KEYERA ENERGY MANAGEMENT LTD.
(signed) JAMES V. BERTAM
President and Chief Executive Officer
Keyera Energy Management Ltd., the administrator of Keyera Facilities Income Fund

KEYERA

KEYERA FACILITIES INCOME FUND
PROXY STATEMENT AND INFORMATION CIRCULAR

GLOSSARY OF TERMS

In this Proxy Statement and Information Circular, the following terms have the meanings set forth below unless otherwise indicated:

"**ABCA**" means *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, and the regulations thereunder;

"**Administration Agreement**" means the administration agreement dated January 1, 2006 among the Fund, CT, the LP and the Administrator, as amended, supplemented or restated from time to time, pursuant to which the Administrator has agreed to provide administrative and support services to the Fund, CT and the LP;

"**Administrator**" means KEML or, if the Arrangement Resolution is passed and the Reorganization is completed, KEML #2;

"**Amalco**" means the corporation resulting from the amalgamation of KEML #3 and MFC, which will be a public corporation under the Tax Act and whose activities will be restricted to those activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Tax Act;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving KEML, the Fund, CT and Unitholders on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the Special Resolution in respect of the Arrangement and related matters, in substantially the form attached as Schedule "B" to this Information Circular;

"**Articles of Arrangement**" means the articles in respect of the Arrangement required under subsection 193(11) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"**Bank Debt**" means the amount owing by KEP and KEFL to a syndicate of Canadian chartered banks pursuant to a credit facility agreement dated April 21, 2005, as amended effective April 21, 2006, September 5, 2006 and April 16, 2007, and as may be further amended from time to time, which amount fluctuates but as of April 10, 2007 was approximately $70,800,000;

"**Board of Directors**" means the board of directors of KEML or, if the Arrangement Resolution is passed and the Reorganization is completed, KEML #2;

"**Business Day**" means a day which is not a Saturday, Sunday, bank holiday or other holiday in Calgary, Alberta;

"**CDS**" means CDS Clearing and Depository Services Inc.;

"**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Class A Shares**" means the Class A preferred shares of MFC and, following the amalgamation of MFC and KEML #3, the Class A preferred shares of Amalco;

"**Class B Shares**" means the Class B preferred shares of MFC and, following the amalgamation of MFC and KEML #3, the Class B preferred shares of Amalco;

"**Common Shares**" means the common shares of MFC and, following the amalgamation of MFC and KEML #3, the common shares of Amalco;

"**Computershare**" means Computershare Trust Company of Canada;

"**Court**" means the Alberta Court of Queen's Bench;

"**CRA**" means the Canada Revenue Agency;

"**CT**" means Keyera Facilities Commercial Trust, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the CT Declaration of Trust;

"**CT Debt**" means all amounts owing by CT to the Fund;

"**CT Declaration of Trust**" means the declaration of trust establishing CT dated May 20, 2003, as amended and restated effective January 1, 2006, and governed by the laws of the Province of Alberta, as may be further amended, supplemented or restated from time to time;

"**CT Note Indenture**" means the unsecured note indenture dated May 30, 2003 between CT and Computershare, as trustee thereunder, pursuant to which the CT has issued and will issue the CT Notes from time to time;

"**CT Notes**" means, collectively, the CT Series 1 Notes, the CT Series 2 Notes and the CT Series 3 Notes issued by the CT from time to time in accordance with the CT Note Indenture;

"**CT Ordinary Units**" means the existing units of the CT representing undivided beneficial interests in CT, all of which are to be designated as ordinary units by the proposed amendments to the CT Declaration of Trust pursuant to the Reorganization;

"**CT Special Units**" means those special non-voting units of the Fund representing an undivided beneficial interest in CT to be authorized by the proposed amendments to the CT Declaration of Trust pursuant to the Reorganization;

"**CT Trustee**" means Keyera Energy (CT) Ltd., a corporation incorporated under the laws of the Province of Alberta, which is the trustee of CT and a wholly-owned subsidiary of the Fund;

"**CT Unitholder**" means a holder of one or more CT Ordinary Units or CT Special Units;

"**Designated Beneficiaries**" shall have the meaning ascribed thereto by section 210 of the Tax Act and generally means persons who are "non-resident" or "tax exempt", as those terms are defined in the Tax Act;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time on the Effective Date at which the Arrangement is effective, as specified in the Plan of Arrangement;

"**Exempt Plans**" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

"**Final Order**" means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund**" means Keyera Facilities Income Fund, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust;

"**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective November 1, 2005 and as may be further amended, supplemented or restated from time to time;

"**Fund Preferred Units**" means those preferred units of the Fund to be authorized by the amendments contemplated to the Fund Declaration of Trust pursuant to the Reorganization;

"**Fund Special Non-Voting Units**" means those units of the Fund to be authorized by the amendments contemplated to the Fund Declaration of Trust pursuant to the Reorganization;

"**GAAP**" means generally accepted accounting principles in Canada;

"**GP**" means a corporation to be incorporated pursuant to the laws of the Province of Alberta which will be the general partner of KELP and a wholly-owned subsidiary of the Fund;

"**Information Circular**" means this proxy statement and information circular dated April 30, 2007;

"**Interim Order**" means the interim order of the Court dated April 30, 2007 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of KEML therefor, a copy of which order is attached as Schedule "C" to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**KEFL**" means Keyera Energy Facilities Limited, a corporation incorporated under the laws of the Province of Alberta and which is a wholly-owned subsidiary of KEP;

"**KEFL Shares**" means all the issued and outstanding shares of KEFL, all of which are owned by KEP;

"**KEI**" means Keyera Energy Inc., a corporation incorporated under the laws of the State of Delaware and which is a wholly-owned subsidiary of KEFL;

"**KEL**" means Keyera Energy Ltd., a corporation incorporated under the laws of the Province of Alberta and which is a wholly-owned subsidiary of KEP;

"**KELP**" means Keyera Energy Limited Partnership, a limited partnership to be established in conjunction with the Reorganization under the laws of the Province of Alberta, which will be a wholly-owned subsidiary of the Fund;

"**KEML**" means Keyera Energy Management Ltd., a corporation incorporated under the laws of the Province of Alberta which is the managing partner of KEP and administrator of the Fund, CT and LP;

"**KEML #2**" means a corporation to be formed by the amalgamation of KEML and KEFL under the laws of the Province of Alberta and which will be a wholly-owned subsidiary of the Fund;

"**KEML #3**" means a corporation to be incorporated under the laws of the Province of Alberta and which will be a wholly-owned subsidiary of the Fund;

"**KEML Debt**" means the amount owing by KEML to KEFL in the approximate amount of $70 million;

"**KEML Notes**" means the unsecured, subordinated and interest-bearing notes of KEML owing to the Fund in the approximate amount of $165 million;

"**KEP**" means Keyera Energy Partnership, a general partnership organized under the laws of the Province of Alberta pursuant to the Partnership Agreement;

"**Keyera**" means the Fund and all of its subsidiaries collectively;

"**KRPL**" means Keyera RPL Holdings Ltd., a corporation incorporated under the laws of the Province of Alberta and which is a wholly-owned subsidiary of KEFL;

"**KRPL #2**" means a corporation to be formed by the amalgamation of KRPL and Rimbey Pipe Line Co. Ltd.;

"**KRPL Loan Agreement**" means the loan agreement between KEFL and KRPL #2 pursuant to which KRPL #2 may borrow up to the maximum amount of $10 million, approximately $5.1 million of which is drawn as of April 30, 2007;

"**KRPL Third Party Debt**" means the debt owed by KRPL, and after May 1, 2007 by KRPL #2, to a third party lender, which amount fluctuates but as of April 30, 2007 was approximately $5 million.

"**LP**" means Keyera Facilities Limited Partnership, a limited partnership established under the laws of the Province of Ontario and governed by the LP Agreement and of which the partners are LP General Partner, as general partner, and CT, as limited partner;

"**LP Agreement**" means the amended and restated limited partnership agreement dated January 1, 2006 between LP General Partner, as the general partner, and CT, as the limited partner, as may be amended, supplemented or restated from time to time;

"**LP General Partner**" means Keyera Energy (LP) Ltd., a corporation incorporated under the laws of the Province of Alberta, which is the general partner of the LP and a wholly-owned subsidiary of the Fund;

"**LTIP**" means the Fund's long term incentive plan;

"**Meeting**" means the annual and special meeting of the Unitholders as of the Record Date to be held June 6, 2007, or as may be held as postponed or adjourned;

"**MFC**" means a corporation to be incorporated under the laws of the Province of Alberta as a wholly-owned subsidiary of the Fund, which will be a public corporation under the Tax Act and whose activities will be restricted to those activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Tax Act;

"**New Borrowings**" means the borrowings to be made by the Fund equal to the outstanding amount of Third Party Debt;

"**New Preferred Shares Series 1, New Preferred Shares Series 2 and New Preferred Shares Series 3**" mean the new series of preferred shares of KEML to be approved in connection with the Reorganization and "**New Preferred Shares**" means all of them;

"**Notice of Petition**" means the notice of petition on behalf of KEML to the Court for the Final Order;

"**Partnership Agreement**" means the amended and restated partnership agreement dated January 1, 2006 with respect to KEP as may be amended, supplemented or restated from time to time;

"**Plan of Arrangement**" means the plan of arrangement attached as Schedule "D" to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Record Date**" means April 24, 2007;

"**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

"**Reorganization**" means the proposed internal reorganization of the Fund and certain of its subsidiaries pursuant to the Plan of Arrangement and the transactions contemplated thereby, all as more particularly described in this Information Circular;

"**Right**" means a right to purchase securities on the terms and conditions set out in the Rights Agreement.

"**Rights Agent**" means the rights agent under the Rights Plan, and which is currently Computershare;

"**Rights Agreement**" means the Unitholder rights agreement entered into between the Fund and Computershare on April 30, 2007 creating and implementing the Rights Plan and appointing Computershare as the Rights Agent;

"**Rights Plan**" means the Unitholder rights plan created pursuant to the Rights Agreement;

"**Rimbey GP**" means Keyera Rimbey Ltd., a corporation incorporated under the laws of the Province of Alberta and which is a wholly-owned subsidiary of KEML;

"**Rimbey LP**" means Rimbey Pipeline Limited Partnership, a limited partnership organized under the laws of the Province of Manitoba and governed by limited partnership agreement dated April 10, 2007, as may be amended, supplemented or restated from time to time;

"**Ruling**" means an advance income tax ruling in respect of the Reorganization confirming that, provided specific conditions are satisfied, each step of the Reorganization will occur on a tax-deferred or non-recognition basis for Keyera and Unitholders resident in Canada;

"**Special Resolution**" means a resolution passed by not less than 66 2/3 % of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Units entitled to be voted on such resolution;

"**STIP**" means the Fund's short term incentive plan;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. (5th Supp.), c. 1, as amended from time to time;

"**Third Party Debt**" means the amounts owing by KEFL to arms-length third party lenders consisting of the principal amount of $90,000,000 due October 1, 2009, $52,500,000 due August 26, 2010 and $52,500,000 due August 26, 2013 and all interest thereon;

"**Trustee**" means the trustee of the Fund, as appointed from time to time, and which is currently Computershare;

"**TSX**" means the Toronto Stock Exchange;

"**Unitholder**" means a holder of Units;

"**Units**" means the trust units of the Fund, each Unit representing an equal undivided beneficial interest in the Fund;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended, and the regulations thereunder; and

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended, and the regulations thereunder.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular, including the schedules hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular, in the documents incorporated by reference herein and in the schedules hereto. You should read this Information Circular, including the information incorporated by reference herein, and the schedules hereto, in their entirety. For an explanation of certain defined terms used in this Summary and in this Information Circular, please refer to the "Glossary of Terms".

The Meeting

The Meeting will be held in the Kensington Room, at the Marriott Hotel, 110 – 9th Avenue S.E., Calgary, Alberta on June 6, 2007 at 9:30 a.m. (Calgary time).

Annual Meeting Business

Unitholders will be asked to consider and approve a number of matters relating to the Fund that are typically dealt with as regular business at the annual meeting of Unitholders. In particular, Unitholders will receive the audited consolidated financial statements of the Fund for the year ended December 31, 2006 and will be asked to elect directors of the Administrator and appoint the auditors of the Fund. See "Matters to be Acted Upon at the Meeting".

Special Meeting Business

Unitholders will also be asked to consider and approve three matters related to the Fund that are considered by the Administrator to be special business: ratification and approval of the Rights Plan; the Reorganization and Plan of Arrangement; and the amendment of the Fund Declaration of Trust and the CT Declaration of Trust. These matters are summarized below and are discussed in greater detail in this Information Circular.

Ratification and Approval of Unitholder Rights Plan

Unitholders are being asked to consider and, if deemed advisable, to approve the Rights Plan, as more particularly described in the Information Circular. In order to approve the Rights Plan, Unitholders must pass a Special Resolution. The proposed Special Resolution is attached as Schedule "A" to this Information Circular.

The Board of Directors has determined that the Rights Plan is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote FOR the Special Resolution ratifying and approving the Rights Plan.

The Reorganization

In connection with the Reorganization, Unitholders are being asked to consider and, if deemed advisable, approve the Plan of Arrangement as more particularly described in this Information Circular and certain consequential amendments to the Fund Declaration of Trust and the CT Declaration of Trust. In order to approve the Plan of Arrangement, Unitholders must pass the Arrangement Resolution. The proposed Arrangement Resolution is attached as Schedule "B" to this Information Circular.

The Board of Directors has determined that the Reorganization is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote FOR the Arrangement Resolution.

Background and Purpose of the Reorganization

Pursuant to the Reorganization, Keyera's organizational structure will be simplified through the elimination of certain corporate subsidiaries of the Fund. As a result of the Reorganization, the Canadian business operations of the Fund will be conducted entirely through KELP, Rimbey LP and KEI. The primary goals of the Reorganization include reducing the complexity of accounting, legal, reporting and income tax compliance created by the existing structure and improving the overall business structure of the Fund. Further, the Reorganization will result in the simplification of the Fund's debt and equity financing structure through changes to the complex internal debt structure. Overall, the Reorganization is intended to enhance the value of the business as well as Unitholder value by providing a more flexible legal and operating structure comparable to structures that have been adopted by a number of income funds. Implementation of the Reorganization will require Unitholder approval at the Meeting and the Final Order of the Court. The Reorganization will be conditional upon the Fund receiving, among other things, all the necessary consents from third parties and regulatory approvals, and the Ruling from the CRA in an acceptable form.

The Reorganization does not involve the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interests in operating assets. Following completion of the Reorganization, Unitholders will continue to hold the same number of Units and the Fund will continue to own, directly and indirectly, the same proportionate interest in the assets that it held immediately prior to the Effective Time.

Overview of the Reorganization

The Reorganization, which is an internal reorganization, will be implemented in a series of transactions pursuant to, or in connection with, the Plan of Arrangement. If the Arrangement Resolution is approved in the manner described in this Information Circular and the Reorganization is ultimately completed, the Fund will:

- directly own 99.99% of the partnership interest in KELP, with the remaining nominal partnership interest being held by GP;
- be governed by the Fund Declaration of Trust, subject to amendments as described in this Information Circular; and
- be administered by KEML #2 pursuant to the terms of the Administration Agreement.

The Plan of Arrangement

The Reorganization will be undertaken pursuant to the Plan of Arrangement as may be amended in accordance with its terms. A copy of the Plan of Arrangement is attached as Schedule "D" to this Information Circular. If implemented, the Reorganization will become effective on the Effective Date. Commencing at the Effective Time, a number of transactions will take place in sequential order in accordance with the operation of the Plan of Arrangement. For a description of these transactions, see "Reorganization and Plan of Arrangement – Details of the Reorganization and Plan of Arrangement".

Post-Reorganization Organizational Structure

Provided Unitholder approval is obtained at the Meeting, and all other approvals are obtained and conditions precedent satisfied or waived, the organizational structure of the Keyera following the completion of the Reorganization and after all tax elections have been filed will be as follows:



Unitholders
Keyera Facilities Income Fund ("Fund")
Debentures
Debenture Holders
100%
Keyera Rimbey Ltd. ("Rimbey GP")
100%
"GP"
99.99%
100%
Debt
Keyera Energy Inc. ("KEI")
100%
Preferred Units
0.01%
0.01%
KEYERA Energy Limited Partnership ("KELP")
KEYERA Energy Management Ltd.
("KEML #2")
Third Party Debt
Debt
100%
99.99%
Noteholders
Bank Debt
KEYERA Energy Ltd. ("KEL")
Rimbey Pipeline Limited Partnership
Banks

Amalco and the CT will both be wound up following the completion of the Reorganization after all required filings pursuant to the Tax Act have been completed.

Required Approvals

The Interim Order provides that, for the Plan of Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by 66 2/3% of all of the votes cast by Unitholders at the Meeting in person or by proxy. In addition to such Unitholder approval, the Plan of Arrangement must be approved by the Court and various other third party approvals and consents must be obtained. Even if the Unitholders approve the Plan of Arrangement, the Administrator has the right to not proceed with implementation. Accordingly, Unitholders are advised that voting for the Arrangement Resolution does not mean that the Reorganization will be implemented. See "Reorganization and Plan of Arrangement – Arrangement Process and Required Approvals".

Governance Following the Reorganization

The Fund is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Fund Declaration of Trust. Pursuant to the Fund Declaration of Trust and the Administration Agreement, the Administrator has been delegated certain matters in respect of the management and administration of the Fund. In substance, the governance rights currently enjoyed by Unitholders will be preserved following completion of the Reorganization.

Distribution Policies Following the Reorganization

The changes to Keyera's organizational structure resulting from the Reorganization require that certain amendments be made to the Fund Declaration of Trust. Such amendments will not have a material effect on the manner in which distributable cash flow is determined and distributed to Unitholders. See "Reorganization and Plan of Arrangement – Additional Information Concerning the Fund Following the Reorganization".

Amendment and Assignment of Agreements in Connection with the Reorganization

In the event that the Reorganization is completed, a number of agreements to which Keyera entities are parties will need to be amended, remade, renewed, assigned or assumed in order to give effect to the Reorganization and/or to reflect the organizational structure of Keyera resulting from the completion of the Reorganization. The Fund Declaration of Trust, CT Declaration of Trust and Administration Agreement are among the agreements that will require amendment. In addition amendments to the Bank Debt credit facilities and the Third Party Debt note indentures will be required. The Administrator is currently working with the lenders and noteholders to settle the terms of such amendments. In the case of other agreements with third parties, the Fund and the Administrator will use reasonable commercial efforts to obtain any amendments, assignments and approvals prior to the Reorganization.

Tax Considerations

The Reorganization will occur on a tax-deferred basis for Keyera. Unitholders should generally not recognize any income, gain or loss as a result of the Reorganization for Canadian or United States income tax purposes. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

Risk Factors

An investment in Units involves numerous risks and uncertainties. Such risks and uncertainties could affect the Fund, its future results, the amount of cash available for distribution to Unitholders and the nature of the Fund itself. These risks are described in greater detail in the Fund's Annual Information Form.

Undertaking the Reorganization presents its own risks, including the need to obtain certain judicial, regulatory and third party approvals and the amendment of material agreements in connection with the Reorganization. Some of the risks associated with the Reorganization are discussed in the Information Circular under the heading "Risk Factors Relating to the Reorganization".

Additional Amendments To the Fund Declaration of Trust Relating to Mutual Fund Trust Status

Unitholders are being asked to consider and, if deemed advisable, approve the amendments to the Fund Declaration of Trust relating to the actions that the Administrator may take in order that the Fund retains its "mutual fund trust" status under the Tax Act. Similar amendments are also proposed to the CT Declaration of Trust with respect to actions that the CT Trustee may take in order that it not be maintained for the benefit of non-resident of Canada (as defined in the Tax Act). In order to approve the proposed amendments, Unitholders must pass a Special Resolution. The proposed Special Resolution is attached as Schedule "E" to this Information Circular.

The Board of Directors has determined that the proposed amendments to the Fund Declaration of Trust and the CT Declaration of Trust are in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote FOR the Special Resolution approving the amendments.

INFORMATION FOR ALL UNITHOLDERS

This Information Circular is being sent to the Unitholders of the Fund in connection with the Meeting at which Unitholders are being asked to consider, among other things, an arrangement being proposed by the Fund under section 193 of the ABCA.

This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the Meeting other than those contained in or incorporated by reference into this Information Circular and, if any other information has been given or any other representation has been made, any such information or representation must not be relied upon as having been authorized.

Unless otherwise noted, the information provided in this Information Circular is given as of April 30, 2007.

NOTICE FOR UNITED STATES UNITHOLDERS

The securities to be issued pursuant to the Plan of Arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or securities regulatory authorities of any state of the United States, nor has the United States Securities and Exchange Commission or securities authority of any state in the United States passed on the adequacy or accuracy of this Information Circular. Any representation to the contrary is a criminal offence.

The securities to be issued pursuant to the Plan of Arrangement have not been registered under the U.S. Securities Act and, to the extent that registration would otherwise be required under section 5 of the U.S. Securities Act, are being issued in reliance on the exemption from registration set forth in section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court as described under ''Reorganization and Plan of Arrangement — Securities Law Matters – United States Securities Laws'' in this Information Circular. The solicitation of proxies is not subject to the requirements of section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Information Circular and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or Keyera's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding the future financial position of Keyera, business strategy and plans of management, anticipated growth and proposed

activities, budgets, references to future capital, operating or other expenditures and projected costs, objectives of or involving Keyera, litigation, estimated utilization rates, environmental matters, the impact of commodity prices, treatment of Keyera under governmental regulatory regimes, the existence, operation and strategy of the risk management program, and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Some of those risks, uncertainties and factors, include (but are not limited to): general economic, market and business conditions; operational matters, including potential hazards inherent in Keyera's operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to a Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed under "Risk Factors" in the Fund's 2007 Annual Information Form available on SEDAR at www.sedar.com.

In addition, the description of the Arrangement contained in this Information Circular may contain forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Arrangement not being completed or not being completed in the manner described in this Information Circular. These assumptions and factors include, but are not limited to: the Court granting the Final Order in respect of the Arrangement; the Administrator exercising its discretion to proceed with the Arrangement; no change in taxation or other laws which would have a material adverse significance in respect of the Arrangement; a favourable Ruling being obtained from the CRA; all third party approvals being obtained on terms which are favourable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Arrangement or the transactions contemplated thereby; no material tax being payable by any participant in the Arrangement; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. The Fund cautions that the foregoing list of factors and assumptions is not exhaustive. Further information about these risk factors can be found under the heading "Risk Factors Relating to the Reorganization".

Readers are cautioned that they should not unduly rely on the forward looking statements included in this Information Circular or any documents incorporated by reference. Further, readers are cautioned that the forward looking statements contained herein speak only as of the date of this Information Circular and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this Information Circular and the documents incorporated by reference are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This Information Circular refers to certain financial measures that are not determined in accordance with GAAP. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses) and distributable cash flow (net income adjusted for items not affecting cash less maintenance capital expenditures, expenditures related to asset retirement or site reclamation and the distributable cashflow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's financial performance. Investors and other readers of this Information Circular are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies on behalf of the Fund for use at the Meeting. The Meeting will be held in the Kensington Room at the Marriott Hotel, 110 - 9th Avenue S.E., Calgary, Alberta on June 6, 2007 at 9:30 a.m. (Calgary time) for the purposes set forth in the Notice of Annual and Special Meeting (the "**Notice**") accompanying this Information Circular. In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of KEML, as Administrator, without special compensation. In addition, the Administrator may retain the services of a managing solicitor dealer to form and manage a soliciting dealer group or a solicitation agent to solicit proxies in connection with the Meeting on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in such retainer agreements. The cost of any solicitation will be borne by the Fund. Neither the Fund nor the Administrator will reimburse Unitholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy from their principals. The information contained in this Information Circular is given as of April 30, 2007 unless otherwise specifically stated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Director, Investor Relations of the Administrator at 600, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N6. In addition, copies of the documents incorporated herein by reference may be obtained through the internet on SEDAR at www.sedar.com or on Keyera's website at www.keyera.com. For the purpose of the Province of Quebec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Director, Investor Relations of the Administrator at the above-mentioned address.

The following documents of the Fund, which have been filed with securities commissions or similar authorities in certain provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. the Fund's annual information form dated February 27, 2007 for the year ended December 31, 2006 (the "Annual Information Form");

2. the audited consolidated financial statements of the Fund as at and for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon; and

3. management's discussion and analysis of the financial condition and results of operations of the Fund for the year ended December 31, 2006.

Any documents of the Fund, including any business acquisition reports, material change reports (excluding confidential material change reports), unaudited interim financial statements and management's discussion and analysis relating thereto and any other disclosure documents of the type referred to above which the Fund has filed with the securities commissions or similar authorities in Canada subsequent to the date of this Information Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information from the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this Information Circular.

NOTICE TO BENEFICIAL HOLDERS OF UNITS

The information set forth in this section is of significant importance to Unitholders holding Units through brokers (or their agents or nominees) and not in their own name.

You should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of the Units can be recognized and acted upon at the Meeting. Units listed in an account statement provided to you by a broker will not be registered under your name in the records of the Fund. Unitholders who do not hold their Units in their own name are referred to as "Beneficial Unitholders". Currently all issued and outstanding Units are in a book-based system administered by CDS. Consequently, all Units are currently registered under the name of CDS & Co. (the registration name for CDS). CDS also acts as nominee for many brokerage firms through which Beneficial Unitholders hold their Units. Units registered in the name of CDS can only be voted at the direction of the Beneficial Unitholder. Without specific instructions, CDS is prohibited from voting Units on behalf of the Beneficial Unitholder.

Applicable securities laws require intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of the Meeting. Accordingly, you will receive or have already received from your intermediary/broker a request for voting instructions for the number of Units you hold. Every intermediary/broker has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by Beneficial Unitholders to ensure that your Units are voted at the Meeting. Often, the request for voting instructions supplied to you as a Beneficial Unitholder by your intermediary/broker is substantially similar to the form of proxy provided directly to registered Unitholders by the Fund. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. A Beneficial Unitholder receiving a voting instruction form from a intermediary/broker cannot use that form to vote the Units directly at the Meeting. Rather, the voting instruction form must be returned as directed by the intermediary/broker well in advance of the Meeting in order to have the Units voted.

As a Beneficial Unitholder, you cannot be recognized at the Meeting for purposes of voting your Units in person or by way of depositing a form of proxy unless you have made arrangements prior to the Meeting with your intermediary/broker in accordance with their procedures. Therefore, if you wish to vote in person at the Meeting (or have another person attend and vote on your behalf),

you must contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

APPOINTMENT OF PROXIES

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Administrator. A Unitholder desiring to appoint some other person as his or her representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., at the place and within the time specified below for the deposit of proxies. Representatives so appointed by a Unitholder are not required to be Unitholders.

The form of proxy must be in writing and executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If the form of proxy is executed by an attorney, evidence of the attorney's authority must accompany the form of proxy. A proxy will not be valid unless it is received by Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, no later than 24 hours before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of any reconvened meeting.

Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A Unitholder who has submitted a form of proxy has the power to revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder's attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and delivered to the Fund or Computershare Investor Services Inc. at the address referred to herein no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or if the Meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened or with the Chairman of the Meeting immediately prior to the Meeting, or any reconvened Meeting.

As a Beneficial Unitholder, you must follow the procedures established by your broker/intermediary if you wish to revoke a proxy or voting instructions that you have given to them. Normally, brokers/intermediaries require written notice of a revocation well in advance of the Meeting. Therefore, if you wish to revoke a proxy or voting instructions that you have given to your broker/intermediary, you must contact your intermediary/broker prior to the Meeting to determine how you can do so.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The form of proxy furnished by the Fund, where the Unitholder specifies a choice with respect to any matter identified in the Notice, will be voted on or withheld from voting on any ballot in accordance with the instructions contained therein. Where no choice is specified, the form of proxy will be voted "FOR" each matter identified in the Notice. The persons appointed under the form of proxy furnished by the Fund are conferred discretionary authority with respect to amendments to those matters specified in the form of proxy or other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Administrator knows of no such amendment or other

matter except as disclosed in this Information Circular. If any matters which are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the Record Date, the Fund had 61,044,178 issued and outstanding Units. Each Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Unit held. Unitholders of record as of the Record Date shall be entitled at the Meeting to one vote for each Unit held.

As at the date of this Information Circular, and to the best of the knowledge of the Fund and the directors and executive officers of the Administrator, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Units except Fidelity Management Trust Company, Fidelity Management & Research Company and certain of their affiliates and associates who, as of November 10, 2006 reported that they collectively held approximately 13.24% of the outstanding Units.

ADMINISTRATION OF THE FUND

Under applicable securities legislation, the Fund is required to provide certain information with respect to the Fund, its Trustee and its Administrator. The Fund, however, does not carry on business, does not have directors or officers and is entirely dependent for its results on the performance of its subsidiaries. The Fund's purpose is solely to hold investments as described below. The directors and officers of the Administrator, in its capacity as administrator of the Fund, are responsible for administering the Fund in accordance with the Fund Declaration of Trust and the Administration Agreement. Consequently, in addition to information relating to the Fund and the Trustee, this Information Circular includes information relating to the Administrator, its directors and officers.

General

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust. The Fund was established to hold, directly or indirectly, investments in entities engaged in the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, natural gas liquids and other related products, electricity and thermal energy and other related businesses and such other investments as the Trustee may determine, including an interest in KEP. As well, in 2005, Unitholders approved amendments to the Fund Declaration of Trust authorizing the Fund to hold investments in entities engaged in the business of acquiring, developing and producing petroleum and natural gas reserves and related products.

KEP is a general partnership organized under the laws of the Province of Alberta. KEP's business consists of natural gas gathering and processing as well as processing, transportation, storage and marketing of natural gas liquids and crude oil at its facilities located primarily in Alberta. The Fund indirectly holds a 100% interest in KEP. The Administrator, which is wholly-owned by the Fund, is the managing partner of KEP.

In 2005, the Fund Declaration of Trust was amended to replace the requirement that there be a minimum of three and a maximum of nine individual trustees with a requirement that there be one trustee which is a licensed trust company. With the approval of that amendment, Computershare was appointed as the Trustee of the Fund. The Trustee also provides other services to the Fund, including acting as its registrar and transfer agent, acting as trustee under the CT Note Indenture, providing administrative services for the Fund's convertible debentures, its distribution reinvestment and optional unit purchase plan and providing services in relation to Keyera's director equity participation plan and employee unit purchase plan. Computershare would also be the Rights Agent under the proposed Rights Plan.

The Trustee has delegated the administration of the Fund to the Administrator pursuant to the terms of the Fund Declaration of Trust and the Administration Agreement.

Fund Declaration of Trust

The Fund Declaration of Trust provides that the Trustee may resign by giving the Administrator not less than 90 days' prior written notice. Further, the Trustee may be removed by ordinary resolution of the Unitholders and may also be removed by the Administrator in the event that (i) the Trustee fails to meet the qualifications specified in the Fund Declaration of Trust; (ii) the Trustee declares bankruptcy or becomes insolvent; (iii) all or substantially all of the assets of the Trustee become subject to seizure or confiscation; or (iv) the Trustee otherwise becomes incapable of performing its responsibilities. The Fund Declaration of Trust is available on SEDAR at www.sedar.com and on the Fund's website at www.keyera.com. Copies may also be obtained from the Director, Investor Relations of the Administrator at 600, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

Administration Agreement

Pursuant to the Fund Declaration of Trust and the Administration Agreement, the Administrator provides administrative and support services to the Fund, CT and the LP. Services provided by the Administrator to the Fund include those necessary to: (i) ensure compliance by the Fund with continuous disclosure and other obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide Unitholders with annual audited and interim unaudited financial statements of the Fund and information with respect to income taxes; (iv) call and hold meetings of Unitholders; (v) attend to all administrative and other matters arising in connection with any redemption of Units; (vi) provide for the calculation of distributions to Unitholders; and (vii) ensure compliance with the Fund's limitations on non-resident ownership. Similar administrative and support services are provided by the Administrator to each of CT and the LP.

In connection with the Administrator's provision of services to the Fund, the Trustee has delegated to the Administrator the power to approve, on behalf of the Fund, the interim and annual financial statements to be provided to Unitholders and all disclosure documentation required to be prepared by or on behalf of the Fund under securities legislation, including information or proxy circulars for meetings of Unitholders, annual information forms and prospectuses, and to make decisions relating to the timing and terms of the issuance of securities of the Fund. In 2006, the Fund paid a management fee to the Administrator in the amount of $720,000 in respect of the services provided by the Administrator to the Fund, CT and the LP. However, as the Administrator is wholly-owned by the Fund, any profit or loss arising from these charges indirectly accrues to the Fund.

The term of the Administration Agreement is the same as the term of the Fund. The Administration Agreement may be terminated by any of the parties in the event of the insolvency or receivership of another party, or in the case of default by one of the other parties in the performance of a material obligation of the Administration Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days. Any recipient of services under the Administration Agreement may at any time terminate or suspend the provision of any particular service by the Administrator.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Financial Statements

The audited consolidated financial statements of the Fund for the year ended December 31, 2006, which are available on SEDAR at www.sedar.com, on the Fund's website at www.keyera.com and in the Fund's 2006 Annual Report, will be placed before the Unitholders at the Meeting. These financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.

2. Appointment of Auditors

The Fund Declaration of Trust provides that Unitholders are entitled to appoint the auditors of the Fund at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing Deloitte & Touche LLP as the auditors of the Fund for a term expiring at the close of the next annual meeting of Unitholders.

Deloitte & Touche LLP has served as auditor of the Fund since its inception on April 3, 2003 and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. In 2005 and 2006, fees billed for audit, audit-related, tax and other services provided to the Fund by Deloitte & Touche LLP were as follows:

Year Ended December 31	**2006**	**2005**
Audit Fees	$348,500.00	$278,223.00
Audit Related Fees	nil	nil
Tax Fees	$209,570.56	$208,183.00
Other Fees	nil	nil
Total	**$558,070.56**	**$486,406.71**

A description of the nature of the services provided under each category is as follows:

- Audit Fees: Fees for the annual audit and quarterly review of Keyera's financial statements and for audit services related to ongoing regulatory filings.
- Audit Related Fees: Fees for review and translation services related to acquisitions and non-routine regulatory filings.
- Tax Fees: Fees for advice and assistance in preparing income tax returns for Keyera and advice related to income tax and commodity taxes.
- Other Fees: No other fees were billed.

Pursuant to the Terms of Reference of the Audit Committee, the Audit Committee approves all audit plans and pre-approves significant non-audit engagements of the external auditors, including reviewing the fees paid for such engagements. The Audit Committee has delegated the responsibility for approving certain non-audit services to the Chair of the Audit Committee. All audit and non-audit services provided to Keyera for the year ended December 31, 2006 that were required to be pre-approved were pre-approved in accordance with the policies and Terms of Reference of the Audit Committee.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of Deloitte & Touche LLP as auditors of the Fund for a term expiring at the close of the next annual meeting of Unitholders. The resolution to reappoint Deloitte & Touche LLP as auditors of the Fund must be passed by a majority of the votes cast in person or by proxy at the Meeting.

3. Election of Directors of the Administrator

The eight nominees proposed for election as directors of the Administrator are James V. Bertram, Robert B. Catell, Michael B.C. Davies, Nancy M. Laird, Hon. E. Peter Lougheed, P.C., C.C., Q.C., H. Neil Nichols, William R. Stedman and Wesley R. Twiss. Further information about each of the nominees can be found under the heading "Nominees for Election to the Board of Directors of the Administrator". The directors are elected individually and not as a slate. All nominees have confirmed their eligibility and willingness to serve as directors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees set out above as directors of the Administrator. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee at the Meeting. Subject to the bylaws of the Administrator and applicable corporate law, each director elected will hold office until the next annual meeting of the Unitholders or until his successor is elected or appointed in accordance with the Fund Declaration of Trust, the bylaws of the Administrator and applicable law.

4. Ratification and Approval of the Unitholder Rights Plan

At the Meeting, Unitholders will be asked to vote in respect of a Special Resolution ratifying and approving the Rights Plan.

The Rights Plan was implemented on April 30, 2007 by way of the Rights Agreement. The TSX has provided notice of acceptance of the Rights Plan, subject to certain conditions, one of which is that the Fund obtain Unitholder approval of the Rights Plan within six months of adoption. The Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.

Under Canadian securities laws, a party wishing to make a formal take-over bid for the outstanding Units is required to leave the bid open for a minimum of 35 days. The Rights Plan extends the time period during which a bid would be required to be left open to 60 days. The Rights Plan allows "Permitted Bids" to be made, that is, those bids that meet certain requirements intended to protect the interests of all Unitholders; for example, they are made by way of a proper take-over bid circular in accordance with applicable securities laws and are left open for a minimum of 60 days. Other bids for the Units and acquisitions of Units that exceed a certain threshold (i.e., 20% of the Units) may trigger the Rights Agreement and result in the Rights held by Unitholders, other than the bidder or acquiror, becoming exercisable at 50% of the trading price of the Units at that time.

The additional time period during which a bid is required to be left open provides an opportunity for the Board of Directors to properly assess the merits of a bid and identify other possible suitors or other alternatives for the Fund and provides time for other bidders to come forward with competing, and potentially superior bids. The Rights Plan is designed to assist in maximizing Unitholder value in the face of a bid and to encourage the fair and equal treatment of all Unitholders. The Rights Plan may make "creeping" take-over bids impractical; strengthen the Board of Directors' bargaining position; and provide competing bidders with more time to react, thereby increasing the likelihood that all Unitholders will receive fair consideration for their Units. If a potential bidder or acquiror can show a securities commission or court that the Rights Plan is being used to entrench management or directors or is otherwise being used inappropriately, the securities commission or court can make an order that prevents operation of the Rights Plan. Further information about the Rights Plan can be found under the heading "Summary of Rights Plan".

The complete text of the Rights Agreement establishing the Rights Plan is available on the Fund's website at www.keyera.com and on SEDAR at www.sedar.com. The text of the Special Resolution to be considered by the Unitholders at the Meeting is attached as Schedule "A" to this Information Circular.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the ratification and approval of the Rights Plan and Rights Agreement. The approval by Unitholders requires a Special Resolution. The Fund is not aware of any Unitholder who will be ineligible to vote on the ratification of the Rights Plan at the Meeting. In the event the necessary approval is not obtained, the TSX will require that the Rights Plan be rescinded or cancelled immediately following the Meeting.

5. The Reorganization

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass the Arrangement Resolution approving the Plan of Arrangement, each of the transactions contemplated thereby and such amendments to the Fund Declaration of Trust and CT Declaration of Trust which are necessary or desirable to give effect to the Reorganization. Further information about the Reorganization can be found under the heading "Reorganization". The text of the Arrangement Resolution to be considered by the Unitholders at the Meeting is attached as Schedule "B" to this Information Circular and the Plan of Arrangement is attached as Schedule "D" to this Information Circular.

The Board of Directors has determined that the Reorganization and the consequential amendments to the Fund Declaration of Trust and the CT Declaration of Trust are in the best interests of the Fund and its Unitholders and recommends that Unitholders vote in favour of the Arrangement Resolution. The persons named in the enclosed form of proxy intend to vote FOR the Arrangement Resolution approving the Reorganization.

6. Additional Amendments to the Fund Declaration of Trust and the CT Declaration of Trust Related to Mutual Fund Trust Status

At the Meeting, Unitholders will be asked to consider and, if deemed advisable, pass a Special Resolution approving amendments to the Fund Declaration of Trust providing additional flexibility to the Administrator with respect to the actions that may be taken to maintain the status of the Fund as a "mutual fund trust" in the event that ownership of Units by non-Canadian residents reaches the threshold of 49% and amendments to the CT Declaration of Trust providing additional flexibility to the CT Trustee with respect to the actions that may be taken so that the CT is not maintained for the benefit of non-residents of Canada under the Tax Act. Further information about the proposed amendments can be found under the heading "Additional Amendments to the Fund Declaration of Trust and CT Declaration of Trust". The text of the Special Resolution to be considered by the Unitholders at the Meeting, which contains the full text of the proposed amendments, is attached as Schedule "E" to this Information Circular.

The Board of Directors has determined that the amendments to the Fund Declaration of Trust and the amendments to the CT Declaration of Trust are in the best interests of the Fund and its Unitholders and recommends that Unitholders vote in favour of the Special Resolution approving the amendments to the Fund Declaration of Trust and the amendments to the CT Declaration of Trust. The persons named in the enclosed form of proxy intend to vote FOR the Special Resolution approving the amendments to the Fund Declaration of Trust and the CT Declaration of Trust.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS OF THE ADMINISTRATOR

Nominees

The Fund Declaration of Trust provides for the election of the Board of Directors of the Administrator by the Unitholders. The articles of the Administrator provide that there shall be a minimum of one and a maximum of nine directors. The Board of Directors has determined that eight is an appropriate number of directors at the present time. The Unitholders will therefore be asked to individually elect eight directors of the Administrator.

The following table identifies all persons to be nominated for election as directors, and includes a brief biography of each proposed director, the number of Units held by each proposed director and a list of all other reporting issuers for which each proposed director currently serves as a director. All of the proposed directors of the Administrator have been directors of the Administrator since the Fund's inception in 2003 and, as of the date hereof, none of the proposed directors serve together on the boards of directors of other publicly traded companies.

Name, Residence, Principal Occupation, Period of Service as a Director and Position on Committees of the Board of Directors		Number of Units Beneficially Owned or Controlled April 2007	Number of Units Beneficially Owned or Controlled March 2006
James V. Bertram Calgary, Alberta, Canada Mr. Bertram has been a director since March 28, 2003. Mr. Bertram is also President and Chief Executive Officer of the Administrator, a position he has held since the business was started in 1998. Mr. Bertram was previously employed at Gulf Canada as Vice President – Marketing for worldwide operations. Prior to joining Gulf Canada, he was Vice President – Marketing of Amerada Hess Canada Ltd. Mr. Bertram is also a director of Tristar Oil and Gas Ltd.	Mr. Bertram is: • Not Independent • Member of the Health, Safety and Environment Committee Mr. Bertram attended all six meetings of the Board of Directors and the meeting of the Health, Safety and Environment Committee.	187,455	164,159
Robert B. Catell New York, New York, U.S.A. Mr. Catell has been a director since April 2, 2003. Mr. Catell is Chairman and Chief Executive Officer of KeySpan Corporation, as well as Chairman and Chief Executive Officer of KeySpan Energy Delivery, formerly Brooklyn Union Gas, a position he has held since 1996. In addition, Mr. Catell is Chairman of several KeySpan affiliates and subsidiaries. He is past Chairman of the American Gas Association and is a Vice-Chairman of the National Petroleum Council's Natural Gas Committee.	Mr. Catell is: • Independent • Not a member of any Committees Mr. Catell attended four of the six meetings of the Board of Directors.	16,622	12,430
Michael B.C. Davies Banff, Alberta, Canada Mr. Davies has been a director since April 2, 2003. Mr. Davies is Principal of Davies & Co. Mr. Davies is a director of Cadent Energy Partners and Eno-Tech Energy Partners, both of which are private equity firms, as well as Echoex Energy Ltd., a private oil and gas exploration and development company. Previously, Mr. Davies headed RBC Dominion Securities Inc.'s M&A Group from its formation in 1986 to 1996 and from 1996 – 2002 acted as the firm's senior M&A advisor. Prior to that, he spent a number of years in the securities industry as a member of the Energy Group of Morgan Stanley in New York. Mr. Davies was also Vice-President and Chief Financial Officer of Polar Gas Project, an Arctic natural gas pipeline mega project.	Mr. Davies is: • Independent • Member of the Audit Committee Mr. Davies attended all six meetings of the Board of Directors and four of the five meetings of the Audit Committee.	16,882	11,807

Name, Residence, Principal Occupation, Period of Service as a Director and Position on Committees of the Board of Directors	Number of Units Beneficially Owned or Controlled April 2007	Number of Units Beneficially Owned or Controlled March 2006
Nancy M. Laird Calgary, Alberta, Canada Ms. Laird has been a director since April 2, 2003. Ms. Laird is a corporate director with more than 20 years experience in the energy industry. From 1997 until 2002 she was Senior Vice President, Marketing and Midstream for EnCana Corporation (and its predecessor, PanCanadian Energy Corporation). Previously, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America's leading natural gas pipeline companies. Ms. Laird is a director of Canetic Resources Trust, the Alberta Electric System Operator, Enerflex Systems Income Fund, Synodon Inc. and AlterNrg Corp. She is also a director of Hull Child and Family Services.	17,533 Ms. Laird is: • Independent • Chair of the Compensation and Governance Committee • Member of the Health, Safety and Environment Committee Ms. Laird attended all six meetings of the Board of Directors, all five meetings of the Compensation and Governance Committee and the meeting of the Health, Safety and Environment Committee.	12,811
Hon. E. Peter Lougheed, P.C., C.C., Q.C. Calgary, Alberta, Canada Mr. Lougheed has been a director since April 2, 2003. Mr. Lougheed is a corporate director and is currently Counsel at Bennett Jones LLP, Barristers and Solicitors, having been a partner of that firm from 1986 to 1999. He served as Premier of Alberta from 1971 to 1985 and is a member of the Privy Council of Canada and a Companion of the Order of Canada. Mr. Lougheed is also a member of the Trilateral Commission. Mr. Lougheed is a director of Quorum Secured Equity Trust, Mackenzie Valley Aboriginal Pipeline Corporation and MEG Energy Corp	7,825 Mr. Lougheed is: • Independent • Chairman of the Board • Member of the Compensation and Governance Committee Mr. Lougheed attended all six meetings of the Board of Directors and four of the five meetings of the Compensation and Governance Committee.	7,825
H. Neil Nichols Mississauga, Ontario, Canada Mr. Nichols has been a director since April 2, 2003. He was President of KeySpan Energy Development Corp. from 1997 to 2004 and Senior Vice President of KeySpan Corporation from December 1998 to December 2004. Prior to joining KeySpan, Mr. Nichols was an owner and President of Corrosion Interventions, Ltd. and was Chief Financial Officer and Executive Vice President of TransCanada PipeLines Limited.	16,719 Mr. Nichols is: • Independent • Member of the Audit Committee and the Compensation and Governance Committee Mr. Nichols attended all six meetings of the Board of Directors, all five meetings of the Audit Committee and all five meetings of the Compensation and Governance Committee.	10,410

Name, Residence, Principal Occupation, Period of Service as a Director and Position on Committees of the Board of Directors	Number of Units Beneficially Owned or Controlled	
	April 2007	**March 2006**
William R. Stedman Calgary, Alberta, Canada Mr. Stedman has been a director since April 2, 2003. Since 2001, Mr. Stedman has been Chairman and Chief Executive Officer of ENTx Capital Corporation, a private holding company specializing in the electric power industry. Previously, he was President and Chief Executive Officer of Pembina Pipeline Corporation, the operating company of Pembina Pipeline Income Fund. Mr. Stedman is also a director of Masters Energy Inc. and Innicor Subsurface Technologies Inc.	32,295 Mr. Stedman is: • Independent • Chair of the Health, Safety and Environment Committee • Member of the Compensation and Governance Committee Mr. Stedman attended all six meetings of the Board of Directors, all five meetings of the Compensation and Governance Committee and the meeting of the Health, Safety and Environment Committee.	25,807
Wesley R. Twiss Calgary, Alberta, Canada Mr. Twiss has been a director since April 2, 2003. He is a corporate director with over 35 years of experience in the oil and gas industry. From 2000 to 2002, Mr. Twiss was Executive Vice President and Chief Financial Officer, PanCanadian Energy Corporation (a predecessor to EnCana Corporation) and from 1998 to 2000 he was Executive Vice President and Chief Financial Officer of Petro-Canada. Mr. Twiss is also a recent graduate of the Directors Education program of the Institute of Corporate Directors and holds an ICD.D designation. Mr. Twiss is a director of Canadian Oil Sands Trust, EPCOR and Addax Petroleum Corporation. He is also a director of Shock Trauma Air Rescue Service Foundation (STARS).	14,329 Mr. Twiss is: • Independent • Chair of the Audit Committee Mr. Twiss attended all six meetings of the Board of Directors and all five meetings of the Audit Committee	10,807

To the knowledge of the Fund, and based upon information provided to it by the nominees for election as directors, no such nominee has, within the last 10 years, been a director or executive officer of any company or other entity that, while the nominee was acting in that capacity (or within a year of ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such company or other entity, except for William Stedman who was a director of Efficient Energy Resources Ltd., a private company, when it declared bankruptcy in 2005. Further, to the knowledge of the Fund, and based upon information provided to it by the nominees for election as directors, no such nominee has been (i) subject to a penalty or sanction imposed by a court relating to securities legislation, (ii) subject to a penalty or sanction (as defined in National Instrument 51-102) imposed by a securities regulatory authority (iii) entered into a settlement agreement with a securities regulatory authority or (iv) been subject to any other penalties or sanctions that would be considered important to a reasonable investor deciding whether to vote for such nominee.

Director Independence and Interlocking Directorships

The Board of Directors has determined that all of the directors of the Administrator, other than Mr. Bertram, are independent of the Fund and its affiliates. Mr. Bertram is President and Chief Executive Officer of the Administrator and therefore is not independent.

Prior to April 1, 2004, KeySpan Corporation controlled more than 50% of the issued and outstanding shares of the Administrator and held a controlling interest in KEP. During that time, Mr. Catell and Mr. Nichols both served as senior executives of KeySpan Corporation as well as on the Board of Directors. However, after April 1, 2004, KeySpan Corporation's interest in KEP was reduced to 25% as a result of which KeySpan Corporation ceased to control a majority of KEP and ceased to have the right to appoint the majority of directors of the Administrator. As of December 2, 2004, KeySpan Corporation ceased to hold any interest in KEP or the Administrator. There being no other material relationships between either Mr. Nichols or Mr. Catell and the Fund and its affiliates, it has been determined that Mr. Nichols and Mr. Catell are independent directors in accordance with the definition contained in Multilateral Instrument 52-110.

The Board has established an Audit Committee, a Compensation and Governance Committee and a Health, Safety and Environment Committee. Each of these Committees is comprised of all independent directors, except the Health, Safety and Environment Committee on which Mr. Bertram sits. Further information about the committees and the governance practices and policies of the Fund, can be found under the heading "Report on Governance".

None of Keyera's directors serve together as directors or trustees of other public entities.

Directors Meetings and Meetings of the Independent Directors

The Board of Directors held six meetings plus a strategic planning session in 2006. The Compensation and Governance Committee held five meetings in 2006, the Audit Committee held five meetings in 2006, and the Health, Safety and Environment Committee held 1 meeting in 2006 and toured several Keyera facilities throughout the year.

The Board of Directors has a practice of holding meetings of the independent directors following each Board of Directors meeting. In 2006, the independent directors held six meetings at which members of management and the non-independent director were not in attendance. As of the date of this Information Circular, each of the committees of the Board of Directors has also adopted the practice of scheduling meetings of the independent committee members following each committee meeting. Each of the Compensation and Governance Committee and the Audit Committee held five in-camera meetings of the independent committee members in 2006.

SUMMARY OF THE RIGHTS PLAN

The Board of Directors is recommending approval of the Rights Plan to ensure, to the extent possible, that all Unitholders are treated fairly in connection with any take-over offer for the Fund or other acquisition of control of the Fund. The TSX has provided notice of conditional acceptance of the Rights Plan; however, one of the conditions of acceptance is that the Fund obtain approval of the Rights Plan from the majority of the Unitholders within six months. If the Rights Plan does not receive the necessary approval from the Unitholders, the TSX will require that it be rescinded or cancelled immediately following the Meeting.

This summary of the Rights Plan is qualified in its entirety by reference to the text of the Rights Agreement. In the event of any conflict or inconsistency between the summary in this Information Circular and the Rights Agreement, the Rights Agreement governs. A copy of the Rights Agreement can be obtained on SEDAR at www.sedar.com or the Fund's website at www.keyera.com or by contacting the Keyera's Director, Investor Relations at 600, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

Objective

The primary objective of the Rights Plan is to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing Unitholder value if a take-over bid is made for the Fund and to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a "permitted bid" (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. In adopting the Rights Plan, the Board of Directors considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity securities where the securities that are subject to the offer to acquire together with the securities owned by the offeror and by any person acting jointly or in concert with the offeror, constitute 20% or more of the outstanding securities of that class.

i. Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. While this represents more time than the 21-day period in effect prior to recent amendments to Canadian securities laws, the Board is of the view that 35 days may not be sufficient time to permit Unitholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the acquiring person publicly announces that the Units deposited or tendered and not withdrawn constitute more than 50% of the Units outstanding held by independent unitholders (as defined in the Rights Plan). The Rights Plan is intended to provide Unitholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing Unitholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance Unitholder value.

ii. Pressure to Tender

A Unitholder may feel compelled to tender to a take-over bid which the Unitholder considers to be inadequate out of a concern that in failing to do so, the Unitholder may be left with illiquid or minority discounted Units. This is particularly so in the case of a partial take-over bid for less than all of the Units, where the bidder wishes to obtain a control position but does not wish to acquire all of the Units. The Rights Plan provides Unitholders with a tender approval mechanism which is intended to ensure that Unitholders can separate the decision to tender from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50 % of the Units held by independent unitholders (as defined in the Rights Plan) have been deposited, a Unitholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a securityholder of an entity that is the subject of a take-over bid.

iii. Unequal Treatment: Full Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Fund may be acquired pursuant to a private agreement in which one or a small group of Unitholders dispose of Units at a premium to market price which premium is not shared with the other Unitholders. In addition, a person may slowly accumulate Units through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all Unitholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20 % of the Units, which is intended to provide for the equal treatment of Unitholders.

Overview of the Operation of the Rights Plan

On April 30, 2007, the Fund issued Rights to its Unitholders pursuant to the terms of the Rights Agreement. One Right is deemed to have been distributed for each Unit and can only be transferred with that Unit until and unless a "flip-in event" (as defined in the Rights Plan) occurs. The Rights are not exercisable until and unless a flip-in event occurs. The issuance of the Rights does not change the manner in which Unitholders currently trade their Units.

A flip-in event would occur if a person, company or other entity were to become an "acquiring person" (as defined in the Rights Plan), that is, the person, company or other entity acquired beneficial ownership of at least 20% of the Units other than pursuant to certain exceptions such as a "permitted bid" (as defined in the Rights Plan) or an "exempt acquisition" (as defined in the Rights Plan). If the person, company or other entity acquires Units under a "permitted bid" or "exempt acquisition" or one of the other specified exceptions, they are not considered to be an acquiring person and no flip-in event occurs. If a person, company or other entity does become an acquiring person, each Right then entitles each holder (other than the acquiring person) to purchase Units at a 50% discount. Each holder of a Right may then purchase that number of Units having a fair market value at the relevant time equal to twice the exercise price of the Right, in effect, permitting Units to be acquired at a 50% discount to the market price at the time of exercise.

The acquiring person is not permitted to exercise its Rights. The Rights Plan provides that the acquiring person's Rights become null and void when the flip-in event occurs. The Rights Plan also provides that the Board of Directors may either waive the Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Rights Plan thereby encourages unsolicited bidders to either make a permitted bid or to approach the Board of Directors with their offer and attempt to convince the Board to either waive the flip-in event (i.e., an exempt acquisition) or to redeem the Rights. If the offer is coercive or inadequate, the Board of Directors can choose not to cooperate with the bidder and not to agree to waive the Rights Plan or redeem the Rights.

The Rights Plan is not intended to interfere with any future financing transactions that the Fund may wish to implement, including any future issuance of equity securities. The issue of Rights will not affect reported earnings or cash flow per Unit until and unless the Rights separate from the underlying Units and become exercisable or until the exercise of the Rights. Keyera can continue to conduct its existing business in the ordinary course on the same terms as if the Rights Plan had not been implemented.

The adoption of the Rights Plan will not change the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Fund. In the event of a take-over bid or similar transaction, the Board of Directors will continue to have the right and responsibility to take such action and to make such recommendations to Unitholders as are considered necessary or appropriate.

The Fund may, prior to the date of the Meeting, and without the approval of the Unitholders, supplement, amend, vary or delete any of the provisions of the Rights Agreement and may, after the date of the Meeting (provided the Rights Agreement is approved by the Unitholders at the Meeting), supplement, amend, vary or delete any of the provisions of the Rights Agreement with the prior approval of Unitholders (or the holders of Rights if the "separation time", as defined in the Rights Plan, has occurred). The Fund may also make amendments to the Rights Agreement at any time to correct any clerical or typographical error or, subject to ratification at the next meeting of Unitholders and approval of the TSX, make amendments which are required to maintain the validity of the Rights Agreement due to changes in applicable law.

Characteristics of the Rights Plan

Creation and Issue of Rights. The Rights Plan was created by the Fund entering into the Rights Agreement with Computershare. Pursuant to the Rights Agreement, the Fund has issued one Right for each Unit of the Fund outstanding at the close of business on April 30, 2007. One Right will also be issued for each additional Unit issued after April 30, 2007 but prior to the separation time as defined below or the

expiry of the Rights. If the Rights Plan is approved by the Unitholders at the Meeting, any certificates issued for Units after the date of the Meeting (but prior to the close of business at the separation time or the expiry of the Rights), will include a legend evidencing the Rights. However, certificates representing Units that are issued prior to the Meeting do not require a legend to evidence the Rights.

Term of Rights Plan. The Rights Plan will expire on June 6, 2010 unless it is extended with Unitholder approval. If it is extended, it can be extended for another three years.

Flip-in Event. A flip-in event occurs when a person, company or other entity becomes an acquiring person. When the flip-in event occurs, all Rights holders, other than the acquiring person, are entitled to purchase Units of the Fund at a 50% discount to market.

Acquiring Person. An acquiring person is a person, company or other entity who, at any time after the date of the Rights Agreement, is the beneficial owner of 20% or more of the outstanding Units, subject to the following exemptions:

- a voting unit reduction (generally, a repurchase or redemption of Units by the Fund which has the effect of increasing the person's or company's percentage ownership of the Fund);
- a permitted bid acquisition (an acquisition of Units made pursuant to a "permitted bid" or "competing permitted bid", both as defined in the Rights Plan);
- an exempt acquisition (an acquisition prior to the date of the Rights Plan or an acquisition in respect of which the Board of Directors has waived the application of the Rights Plan); and
- a pro rata acquisition (generally, the acquisition of Units pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person's or company's Unitholding).

Beneficial Ownership, Exemptions for Portfolio Managers and Others, and Permitted Lock-up Agreements. In determining whether a person, company or other entity has become an acquiring person, by virtue of being the beneficial owner of at least 20% of the outstanding Units, all Units over which the person, company or other entity has beneficial ownership must be included. A person, company or other entity is deemed to beneficially own any Units which are owned by its associates or affiliates or by persons or companies "acting jointly or in concert" with such person, company or other entity for the purpose of acquiring Units and any Units which it has the right to vote or the right to acquire within 60 days. Specific exclusions clarify that intermediaries that are portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote Units managed by them for others. In addition, Unitholders holding at least 20% of the outstanding Units as of April 30, 2007 do not trigger a flip-in event as a result of their current holdings, but would become an acquiring person upon the acquisition of additional Units amounting to more than 1% of the outstanding Units. The Fund is not aware of any such 20% Unitholder.

A person, company or other entity may also be considered to be the beneficial owner of Units that are subject to a lock-up agreement with it, that is, an agreement under which a unitholder agrees to tender its Units to a bid (the "**Lock-up Bid**") made by that person, company or other entity; however, the person, company or other entity will not be deemed to be the beneficial owner of Units subject to a lock-up agreement if the holder of such Units has agreed to deposit or tender its Units pursuant to a "permitted lock-up agreement". In order for a lock-up agreement to constitute a "permitted lock-up agreement", certain conditions must be met including, among other things:

- the terms of such agreement must be publicly disclosed and a copy must be made available to the public (including to Keyera);

- the tendering unitholder must be able to withdraw its Units from the Lock-up Bid in order to deposit or tender the Units to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Units to be purchased under the takeover bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid; and

- any break-up fees payable by the tendering Unitholder can not exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under the other take-over bid or the transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid.

Permitted Bids and Competing Permitted Bids. An offeror can avoid causing a flip-in event by making a permitted bid. A permitted bid must:

- be made by way of a take-over bid circular;

- be made to all unitholders of record, other than the offeror, for all or a portion of the Units outstanding and must be open for acceptance for 60 days;

- require a minimum deposit of more than 50% of the Units held by independent unitholders (i.e., generally, unitholders who are not, or are not related to, the acquiring person);

- unless the take-over bid is withdrawn, allow the Units to be deposited up to the close of business on the first date on which the deposited Units are taken up or paid for;

- allow the Units deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and

- if the minimum 50% of Units are deposited, the offeror must make a public announcement of that fact and leave the take-over bid open for deposits of Units for at least 10 business days after the announcement.

An offeror can also avoid causing a flip-in event by making a competing permitted bid. A competing permitted bid is a permitted bid made after another permitted bid has been made and before that other permitted bid has expired; however, a competing permitted bid is only required to be left open for the later of (i) 35 days after the date of such bid and (ii) the earliest date on which the Units may be taken up and paid for under the other permitted bid that is in existence.

Redemption Rights and Waiver. An offeror can also avoid causing a flip-in event by negotiating with the Board of Directors and convincing them to allow a take-over bid that is not a permitted bid but is made fairly to all holders of Units. In such circumstances the Board can waive the flip-in event and deem the take-over bid to be an exempt acquisition such that the reduced exercise price does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of Units during the period when the first take-over bid is outstanding. The Board of Directors can also waive the flip-in event" in certain other circumstances; for example, a person, company or other entity has inadvertently become an acquiring person and within a specified period of time reduces its unitholdings.

Further, the Rights Plan permits the Board of Directors to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

Separation Time. The Rights can become separated or unstapled from the Units to which they are currently attached and then trade separately from the Units. This separation time will generally only occur on the close of business on the 10th business day after the earlier of:

- the first date of public disclosure of facts indicating that a person, company or other entity has become an acquiring person;
- the date of commencement or first public announcement of a non-permitted take-over bid; or
- the date on which a permitted bid ceases to qualify as a permitted bid.

Until and unless the separation time occurs, the Rights will continue to be attached to and trade with the Units.

Exercise Price. The exercise price before the flip-in event is three times the current market value of the Units from time to time. Before a flip-in event, a Rights holder would receive one Unit upon the exercise of a Right, the effect of which is to render the Rights of little or no value at the time of issue. After the flip-in event, all Rights holders, other than the acquiring person, would be entitled to purchase Units at a 50% discount to the market value, effectively entitling the Rights holders to acquire six Units upon the exercise of a Right. The Exercise Price and the number of Rights are subject to adjustment from time to time upon the occurrence of certain events, including a subdivision or consolidation of the Units, the declaration of a distribution payable through the issuance of certain securities or the issuance of certain securities in exchange for or in lieu of Units.

Trading of Rights. Until the separation time, the Rights will be evidenced by the outstanding certificates for Units and the Rights may be transferred with, and only with, the Units. Until and unless the separation time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Units will also constitute the transfer of the Rights associated with the Units represented by the certificate. If the separation time occurs, then, as soon as practicable following the separation time, separate certificates evidencing the Rights ("**Rights Certificates**") will be mailed to holders of record of Units as of the close of business at the "separation time" and the separate Rights Certificates will thereafter evidence the Rights.

Deemed Redemption. The Rights Plan provides that in the event a person, company or other entity acquires Units pursuant to a permitted bid or an exempt acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board of Directors.

REORGANIZATION AND PLAN OF ARRANGEMENT

Current Structure of the Fund

The Fund's structure as of May 1, 2007 is illustrated by the following diagram:



Unitholders
Debentures
Debenture Holders
Keyera Facilities Income Fund ("Fund")
KEML Notes
100% common shares
100%
CT Debt
100%
100%
KEYERA Energy (CT) Ltd. ("CT Trustee")
KEYERA Energy (LP) Ltd. ("LP General Partner")
Keyera Facilities Commercial Trust ("CT")
KEYERA Energy Management Ltd. (the "Administrator")
100% preferred shares
99.999%
0.001%
KEYERA Facilities Limited Partnership (the "LP")
100%
KEML Debt
33.83%
66.17%
KEYERA Energy Partnership ("KEP")
Bank Debt
Banks
Keyera Rimbey Ltd. ("Rimbey GP")
100%
KEYERA Energy Facilities Limited ("KEFL")
Debt
KEYERA Energy Ltd. ("KEL")
Debt
100%
100%
Third Party Debt
0.01%
Keyera Energy Inc. ("KEI")
Keyera RPL Holdings Ltd. ("KRPL #2")
Noteholders
Bank Debt
Bank Debt
99.99%
Rimbey Pipeline Limited Partnership ("Rimbey LP")
Banks

Further information about the current structure of Keyera is set out in the Fund's Annual Information Form which is available on SEDAR at www.sedar.com. Since the date of the Annual Information Form, KEFL's interest in Rimbey Pipe Line Co. Ltd. was increased to 91%, two new indirectly wholly-owned subsidiaries of the Fund, Rimbey LP and KRPL, were created and KEFL transferred its entire interest in Rimbey Pipe Line Co. Ltd. to KRPL. These transactions were all completed in anticipation of completing a restructuring of the Fund's indirect interest in Rimbey Pipe Line Co. Ltd. The balance of this restructuring is effective May 1, 2007 and will have the following results: all of the assets held by Rimbey Pipe Line Co. Ltd. will be transferred to Rimbey LP, KRPL and Rimbey Pipe Line Co. Ltd. will be amalgamated to form KRPL #2, and, as a result of the minority shareholders of Rimbey Pipe Line Co. Ltd. electing to have their equity interest in KRPL #2 redeemed for cash, KRPL #2 and Rimbey LP will become wholly owned subsidiaries of the Fund.

Overview and Rationale for the Reorganization

The Reorganization is an internal reorganization which is intended to simplify Keyera's organizational structure. The main purpose is to reduce complexity of accounting, legal, reporting and income tax compliance required by the existing structure and to improve the business structure of the Fund. The Reorganization provides for significant simplification of the Fund's debt and equity financing structure by eliminating the complex internal debt structure. The Administrator believes that a simplified ownership structure will make financing more efficient, reduce costs and expenses associated with financing and allow

the Fund to pursue growth opportunities on a more cost effective basis. Further, the Reorganization is intended to result in a structure which is more desirable than the current structure for the following reasons:

- it is anticipated the proposed structure will increase the ability of Keyera to adapt to the proposed tax on income trust distributions which is to come into effect in 2011;

- the proposed structure will be substantially similar to many other business trusts and should therefore be more acceptable to a wider public;

- the proposed structure has the advantage of being familiar to Unitholders and to analysts who follow the trading of the Units; and

- it is anticipated that the proposed structure will assist in maintaining the Fund's public profile.

The Reorganization does not involve the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interest in operating assets. Following completion of the Reorganization, Unitholders will continue to hold the same number of Units as they held immediately prior to the Effective Time and the Fund will continue to own, directly and indirectly, the same interest in its assets that it held immediately prior to the Effective Time.

The Fund has applied to the CRA for a Ruling in respect of the Reorganization. If obtained, the Ruling will confirm that, provided specified conditions are satisfied, each step of the Reorganization will occur on a tax-deferred or non-recognition basis for Keyera and Unitholders resident in Canada. See "Certain Canadian Federal Income Tax Considerations – Tax Considerations Applicable to the Reorganization". The Fund will not undertake the Reorganization if a satisfactory Ruling is not obtained regardless of whether or not the Reorganization is approved by Unitholders at the Meeting.

Upon obtaining the requisite approval of the Unitholders at the Meeting, the Fund intends to apply for a Final Order approving the Plan of Arrangement. Upon approval by the Court of the Final Order and subject to the satisfaction or waiver of the other conditions precedent to the Plan of Arrangement, including receipt of a satisfactory Ruling from the CRA and any regulatory and third party consents as are determined to be necessary or advisable in connection with the Reorganization, it is intended that the Reorganization will be effected on or about the third quarter of 2007, or at such later date as the Board of Directors may determine provided that the Effective Date is no later than January 1, 2008. It is not possible to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Effects of the Reorganization on the Fund

Following completion of the Reorganization, the Fund will:

- directly own 99.99% of the partnership interest in KELP, with the remaining nominal partnership interest being held by GP;

- be governed by the Fund Declaration of Trust, subject to such amendments as are necessary or desirable to reflect the Reorganization; and

- be administered by KEML #2 pursuant to the terms of the Administration Agreement, subject to such amendments as are necessary or desirable to reflect the Reorganization.

Proposed Structure following the Reorganization

The following diagram illustrates Keyera's structure upon completion of the Reorganization and after all filings required by the Tax Act have been completed.


Unitholders
Debentures
Debenture Holders
100%
Keyera Rimbey Ltd.
("Rimbey GP")
100%
Debt
"GP"
100%
Preferred Units
Keyera Energy Inc.
("KEI")
0.01%
0.01%
KEYERA Energy Limited Partnership ("KELP")
Third Party Debt
Debt
100%
Noteholders
99.99%
Bank Debt
Banks
KEYERA Energy Ltd.
("KEL")
Rimbey Pipeline Limited Partnership
("Rimbey LP")

Details of the Reorganization and Plan of Arrangement

Reorganization Steps

The following is a summary of the principal steps of the Reorganization, including certain pre-reorganization steps that will be required in order to implement the Plan of Arrangement. A full copy of the Plan of Arrangement is attached as Schedule "D" to this Information Circular.

- The Fund will incorporate MFC and subscribe for 100 Common Shares.
- The share capital of KEML will be reorganized to create the New Preferred Shares Series 1, New Preferred Shares Series 2 and New Preferred Shares Series 3.
- KRPL #2 will borrow an amount equal to the KRPL Third Party Debt pursuant to the KRPL Loan Agreement and KRPL #2 will use the loan proceeds to repay the KRPL Third Party Debt;
- The Fund will incorporate KEML #3 and will subscribe for a nominal number of common shares in the capital of KEML #3.
- The Fund Declaration of Trust will be amended to authorize the issuance of Fund Preferred Units and Fund Special Non-Voting Units and to permit the satisfaction of in specie redemption rights of Units by way of redemption notes of the Fund rather than securities of CT.
- The CT Declaration of Trust will be amended to designate the CT units as CT Ordinary Units and to authorize the issuance of CT Special Units.

- The Fund will obtain New Borrowings and will use same to subscribe for New Preferred Shares Series 1 of KEML having a redemption amount equal to such amount.

- KEP will enter into a partnership agreement with GP to form KELP pursuant to which GP will contribute $1,000 for one unit of KELP and KEP will contribute its business operations and the shares of KEL (but excluding the KEFL Shares) in consideration of KELP assuming all liabilities of KEP including the KEP portion of the Bank Debt and $20 million of third party debt and issuing to KEP units of KELP having a fair market value equal to the value of the assets so contributed less the assumed liabilities.

- LP will then sell its units in KEP to KEML for New Preferred Shares Series 2 of KEML having a redemption amount equal to the fair market value of such units. Immediately following this transaction, LP will be wound up and will distribute the New Preferred Shares Series 2 of KEML held by it and any cash on hand to each of its partners. As KEP will only have one partner it will cease to exist and the business of KEP will be carried on by KEML.

- KEFL, KRPL #2 and KEML will amalgamate to form KEML #2 and the assets of KEFL, KRPL #2 and KEML will become the assets of KEML #2. The authorized capital of KEML #2 will be the same as the authorized capital of KEML. The holder of the common shares of KEML will receive one common share of KEML #2 for each common share of KEML held, and the holders of the New Preferred Shares Series 1 and New Preferred Shares Series 2 of KEML will receive one preferred share of KEML #2 for each New Preferred Share Series 1 and New Preferred Share Series 2 of KEML held. The outstanding KEFL Shares, the outstanding shares of KRPL #2, the amounts owing by KRPL #2 pursuant to the KRPL Loan Agreement and the KEML Debt, will be cancelled. KEML #2 will become obligated for the portion of the Bank Debt and Third Party Debt owing by KEFL and for the KEML Notes.

- Following the amalgamation forming KEML #2, KEML #2 will contribute the assets formerly held by KEFL (other than the shares and indebtedness of KEI and cash) and the assets formerly held by KRPL #2 to KELP in consideration of the assumption by KELP of the portion of the Bank Debt owing by KEML #2 and the issuance of additional units of KELP having a fair market value equal to the fair market value of the assets contributed by KEML #2 less the fair market value of the assumed portion of the Bank Debt.

- The New Preferred Shares Series 2 of KEML #2 held by LP General Partner will be redeemed for cash in an amount equal to the redemption amount of such preferred shares. All of the issued and outstanding common shares of KEML #2 and the New Preferred Shares Series 1 then held by the Fund will be changed into New Preferred Shares Series 3 having a redemption amount equal to the fair market value of such KEML #2 common shares and New Preferred Shares Series 1. All the preferred shares of KEML #2 held by CT and the New Preferred Shares Series 2 of KEML #2 acquired by CT upon the wind-up of LP will be changed into New Preferred Shares Series 3 having a redemption amount equal to the fair market value of such preferred shares. The amount allocated to the stated capital of the New Preferred Shares Series 3 will be $1.00. The Fund will subscribe for ten common shares of KEML #2 for a nominal amount.

- The Fund will convey its New Preferred Shares Series 3 to KEML #3 in exchange for additional common shares of KEML #3 equal to the fair market value of the New Preferred Shares Series 3 so conveyed.

- CT will convey its New Preferred Shares Series 3 to KEML #3 in exchange for common shares of KEML #3 equal to the fair market value of the New Preferred Shares Series 3 so conveyed.

- KEML #2 will retain cash equal to the Third Party Debt (and will remain liable for the Third Party Debt), but otherwise KEML #2 will sell all of its other assets to KEML #3 in consideration for KEML #3 assuming the KEML Notes and issuing preferred shares of KEML #3 with a redemption amount equal to the fair market value of assets so contributed less the fair market value of liabilities so assumed. The amount allocated to the stated capital of KEML #3 preferred shares will be $1.00.

- KEML #3 will redeem its preferred shares and will deliver a promissory note to KEML #2 as payment of the redemption amount. KEML #2 will redeem its preferred shares (then held by KEML #3) for a promissory note. It is anticipated that these two promissory notes will be equal and will be set off and any outstanding balance will be settled by way of cash or a promissory note.

- The Fund will subscribe for that number of Class A Shares of MFC as is equal to the number of its issued and outstanding Units plus the number of Units held by Designated Beneficiaries in consideration for a cash payment estimated at $0.01 per Class A Share.

- The Fund will distribute Class A Shares of MFC to its Unitholders on the basis of one Class A Share for each Unit held plus an additional Class A Share for each Unit held by holders who are Designated Beneficiaries. If required in connection with the distribution by the Fund of the Class A Shares to the Unitholders, the Fund will remit to the Receiver General for Canada, on behalf of each Unitholder that is a non-resident, an amount equal to the amount required by the Tax Act to be withheld on behalf of the Unitholder in respect of the return of capital. The Fund will distribute to each Unitholder that is not a non-resident a cash amount per Unit equal to the amount remitted to the Receiver General for Canada for every Unit held by a non-resident.

- The Fund and MFC will enter into a purchase and sale agreement pursuant to which the Fund will transfer the common shares of KEML #3 held by the Fund and the KEML Notes to MFC for an aggregate purchase price equal to the respective fair market value of the property so transferred. MFC will satisfy the purchase price by issuing Class B Shares to the Fund. The aggregate redemption amount of the Class B Shares so issued will be established by reference to the aggregate fair market value of the common shares of KEML #3 and KEML Notes at that time, which will be determined by reference to the trading value of the Units prior to the time of the transfer to MFC and the relative value of such assets.

- CT and MFC will enter into an agreement of purchase and sale under which CT will transfer the KEML #3 common shares held by CT to MFC for an aggregate purchase price equal to the fair market value of such property so transferred. MFC will satisfy the purchase price by issuing Class B Shares to CT. The aggregate redemption amount of the Class B Shares so issued will be established by reference to the fair market value of such common shares of KEML #3 at that time.

- KEML #3 and MFC will amalgamate to form Amalco. The authorized capital of Amalco will be the same as the authorized capital of MFC. The holder of the common shares of MFC will receive one common share of Amalco for each common share of MFC held, the holders of the Class A Shares of MFC will receive one Class A share of Amalco for each Class A share of MFC held, and the holders of the Class B Shares of MFC will receive one Class B share of Amalco for each Class B share of MFC held. The shares of KEML #3 held by MFC and the KEML Notes will be cancelled.

- The Fund will subscribe for that number of CT Special Units as is equal to the number of its issued and outstanding Units held by Unitholders who are not Designated Beneficiaries in consideration for a cash payment of $0.01 per CT Special Unit. The Fund will distribute such CT Special Units to its Unitholders (other than Unitholders who are Designated Beneficiaries) as a return of capital. If required, the Fund will remit to the Receiver General for Canada, on behalf of each Unitholder that is a non-resident, an amount equal to the amount required by the Tax Act to be withheld on behalf of the Unitholder in respect of the return of capital. The Fund will distribute to each Unitholder that is not a non-resident a cash amount per Unit equal to the amount remitted to the Receiver General for Canada for every Unit held by a non-resident.

- CT will retain $10 in cash but otherwise will transfer all its assets (which consist of Class B shares of Amalco) to the Fund in exchange for the assumption by the Fund of the CT Debt and issuance of that number of Fund Special Non-Voting Units equal to the number of CT Special Units then outstanding and that number of Units of the Fund together having a fair market value of such transferred assets less the amount of the CT Debt assumed. In connection with this transaction, CT will redeem all of the outstanding CT Special Units in exchange for Fund Special Non-Voting Units and will redeem all of the outstanding CT Ordinary Units (save for one CT Ordinary Unit held by the Fund) in exchange for Units acquired by it from the Fund. No consideration other than Fund Special Non-Voting Units will be received by the holders of CT Special Units on the redemption of such units and no consideration other than Units will be received by the Fund on the redemption of the CT Ordinary Units. The Units received by the Fund on the redemption of the CT Ordinary Units will be immediately cancelled.

- Amalco will transfer all of its property to the Fund solely in exchange for the Fund assuming any liabilities of Amalco, as well as that number of Fund Special Non-Voting Units equal to the number of its outstanding Class A Shares and that number of Units having a fair market value equal to the aggregate redemption amount of its Class B Shares. Upon the completion of this transfer, Amalco will not have any property other than the cash to cover any liabilities that cannot be assumed, such as tax liabilities, Units and Fund Special Non-Voting Units received on the transfer.

- Amalco will redeem all its outstanding Class A Shares in exchange for Fund Special Non-Voting Units and will redeem all its outstanding Class B Shares in exchange for the Units that were received on the transfer of its property to the Fund described in the preceding paragraph. The Units received by the Fund on the redemption of the Class B Shares will be immediately cancelled.

- KEML #2 will apply the balance of its cash on hand to subscribe for each series of Fund Preferred Units in an aggregate amount equal to the Third Party Debt and the Fund will apply such amount to repay the New Borrowings. The terms of the Fund Preferred Units will entitle KEML #2 to receive annual aggregate distributions from

the Fund equal to the interest payments due under the Third Party Debt plus a profit element.

- Each Fund Special Non-Voting Unit will be converted into a fraction of a Unit, the numerator of which is $0.01 and denominator of which is the fair market value of a Unit. The number of outstanding Units will be consolidated on a basis such that the number of Units outstanding following such consolidation will be equal to the number of Units that were outstanding immediately before the Plan of Arrangement was undertaken.

- KEML #2 will act as administrator of the Fund and provide administrative and management services to the various entities subsequent to the reorganization. LP General Partner and CT Trustee will be wound up. CT and Amalco will be wound up after completion of the Reorganization once all filings required for tax purposes have been completed.

The foregoing reflects the principal steps that the Administrator currently anticipates will be required for implementation of the Reorganization. Such steps may be modified in order to be consistent with the Ruling application. However, any such modifications will not adversely affect the tax consequences to Unitholders described under the heading "Certain Canadian Federal Income Tax Considerations Related to the Reorganization".

While the Reorganization is taking place, the Unitholder's interest in Units of the Fund will momentarily be represented by an interest in Units, Fund Special Non-Voting Units, Class A Shares and for Unitholders who are not Designated Beneficiaries, CT Special Units. The Class A Shares and the CT Special Units will be redeemed for Fund Special Non-Voting Units. Fund Special Non-voting Units will be converted into Units and the Units will be consolidated such that, upon completion of the Reorganization, a Unitholder's interest in the Fund will be represented by the same number of Units as such Unitholder had prior to the Reorganization.

The steps of the Reorganization will not be reflected in any confirmations or statements received by a Unitholder from such Unitholder's broker.

Amendments to the Fund Declaration of Trust Relating to the Reorganization

In order to effect the Reorganization, certain amendments to the Fund Declaration of Trust will be required. In particular, it is proposed that Fund Declaration of Trust be amended to provide for, among other things:

- the creation of Fund Special Non-Voting Units which will be non-voting, redeemable by the Fund and retractable by the holder for $0.01 and will not be entitled to any distributions nor have any beneficial interest in any assets of the Fund on termination or winding up;

- the creation of Fund Preferred Units to be issuable in series, with three series initially being created, and which will be non-voting, retractable by the holder on demand, entitled to fixed distributions, and restricted to being issued to affiliates of the Fund;

- the satisfaction of in specie redemption rights of Units by way of redemption notes of the Fund rather than securities of CT;

- the automatic consolidation of the outstanding Units (including Fund Special Non-Voting Units and Fund Preferred Units distributed to Unitholders pursuant to the Reorganization) such that the total number of Units outstanding upon completion of the Reorganization will be equal to the total number of Units outstanding immediately prior to the Reorganization;

- the replacement of references to KEP with references to KELP; and
- the deletion of references to any entities that will no longer exist once all matters related to the Reorganization have been completed, including CT, LP, CT Trustee and LP General Partner and of provisions that no longer have application due to the non-existence of those entities and the insertion of references to the new entities created in connection with the Reorganization.

At present if the Fund is unable to satisfy the redemption price of the Units being redeemed in cash for the reasons specified in the Fund Declaration of Trust, the Fund is required to satisfy such redemption price by way of a distribution in specie of the Fund's assets, including notes of CT. The proposed amendments to the Fund Declaration of Trust would replace references to the CT notes with references to redemption notes of the Fund. The redemption notes of the Fund would be subordinated promissory notes issued by the Fund (in series or otherwise) in principal amounts equal to the in specie redemption price (as defined in the Fund Declaration of Trust) of the Units being redeemed and would:

- be unsecured;
- bear interest from and including the issue date of the redemption note at a rate equal to the prime rate of interest of a Canadian chartered bank plus 1% per annum and payable monthly in arrears (with interest after as well as before maturity, default and judgment and interest on overdue interest at such rate);
- be subordinated and postponed to all senior indebtedness which may be subject to a subordination and postponement agreement or other similar agreement;
- be subject to a right of early repayment;
- be due and payable on the 10th anniversary of the date of issuance; and
- be subject to such other terms and conditions as the Trustee or the Board of Directors may determine.

The redemption notes of all series shall rank *pari passu* with one another without discrimination, preference or priority (provided that the principal and interest prior to any accelerated payment thereof due to a default, may be payable at different times).

Unitholders who vote in favour of the Arrangement Resolution will be authorizing and approving certain amendments to the Fund Declaration of Trust which are necessary or advisable to give effect to the Reorganization, which amendments will include but are not limited to those listed above. The full text of the Arrangement Resolution is attached as Schedule "B" to this Information Circular.

Amendments to the CT Declaration of Trust Relating to the Reorganization

In order to effect the Reorganization, certain amendments to the CT Declaration of Trust will be required. In particular, it is proposed that the CT Declaration of Trust be amended to provide for, among other things:

- the designation of the existing units of CT as CT Ordinary Units;
- the creation of CT Special Units which will be non-voting, redeemable by CT and retractable by the holder for $0.01; and
- the addition of a restriction of CT's activities to the activities described in subparagraphs 132(6)(b)(ii) and (iii) of the Tax Act.

Unitholders who vote in favour of the Arrangement Resolution will be authorizing and approving certain amendments to the CT Declaration of Trust which are necessary or advisable to give effect to the Reorganization, which amendments will include but are not limited to those listed above. The full text of the Arrangement Resolution is attached as Schedule "B" to this Information Circular.

Additional Information Concerning the Fund Following the Reorganization

General

As discussed throughout this Information Circular, the Reorganization is an internal reorganization and does not contemplate the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interests in operating assets. Following completion of the Reorganization, each Unitholder will continue to hold the same number of Units as it held immediately prior to the Effective Time and the Fund will continue to own, directly and indirectly, the same proportionate interest in its assets that it held immediately prior to the Effective Time.

Units of the Fund and In Specie Redemption

In connection with Reorganization, the Fund Declaration of Trust will be amended to, among other things, create two new classes of units of the Fund and to permit the in specie redemption rights to be satisfied by way of notes of the Fund rather than securities of CT. The Units, the Special Non-Voting Preferred Units and the Class A Shares will, upon the completion of the Reorganization, be consolidated so that there are the same number of Units outstanding as there were immediately prior to the Effective Time, which Units will have the same rights attached thereto as the Units currently have, subject to the priority given to the Fund Preferred Units which will be held by an affiliate of the Fund. The terms of the first three series of Fund Preferred Units will entitle KEML #2 to receive annual aggregate distributions from the Fund equal to the interest payments due under the Third Party Debt plus a profit element. See "Reorganization and Plan of Arrangement – Amendments to the Fund Declaration of Trust Relating to the Reorganization". See also the Fund's Annual Information Form incorporated by reference herein.

Governance Following the Reorganization

After completion of the Reorganization, KEML #2 will administer the affairs of the Fund pursuant to an amended Administration Agreement. The Board of Directors of KEML #2 will be made up of the members of the Board of Directors immediately prior to the Effective Time and Unitholders will be entitled to elect the directors of KEML #2 at each annual meeting of the Fund thereafter. The existing committee structure established by the Board of Directors will be continued in KEML #2 and the governance policies and practices of Keyera currently in place will remain in effect, subject to such revisions as are necessary or desirable to reflect the modified organizational structure resulting from the Reorganization, which revisions will not derogate from the benefits and protections such policies and practices currently offer Unitholders. See "Report on Governance".

Distribution Policy

After completion of the Reorganization, KEML #2, as administrator of the Fund, will be responsible for determining the distribution policy of the Fund from time to time. The Board of Directors of KEML #2 will have the power, subject to the terms of the Fund Declaration of Trust, to establish and modify the distribution policy for the Fund from time to time in its discretion. In conjunction with the Reorganization, KEML #2 will provide administrative and management services to KELP and Rimbey LP pursuant to management services agreements with GP and Rimbey GP, respectively. Pursuant to these agreements, KEML #2 will be delegated responsibility for determining the distribution policies of each of KELP and Rimbey LP.

At this time, there are no plans to change the distribution practices or policies of the Fund. It is expected that the Board of Directors of KEML #2 will maintain the Fund's current distribution policy of

paying distributions monthly to Unitholders of record on the last business day of each calendar month with actual payment to be made to such Unitholders on or about the 15th day of the following month. Distributions will continue to be dependent upon the operations and assets of the Fund's subsidiary operating entities. Distributions will therefore fluctuate with the performance of KELP, Rimbey LP and KEI and their ability to generate cash flow.

Risks

Following the Reorganization, the risk factors identified in the Fund's Annual Information Form will continue to apply to the new structure, with references to KEP being replaced with KELP and references to Rimbey Pipe Line Co. Ltd. being replaced with Rimbey LP. For a discussion of risks related to the Reorganization, please refer to the heading "Risk Factors Relating to the Reorganization".

Additional Information Concerning the Structure of Keyera Following the Reorganization

CT

As discussed under the heading "Reorganization and Plan of Arrangement – Amendments to the CT Declaration of Trust Relating to the Reorganization", it is proposed that the existing units of the CT will be designated as CT Ordinary Units and that a new class of CT Special Units will be created. The CT Special Units will be non-voting, redeemable by CT and retractable by the holder for $0.01.

CT will ultimately be dissolved once it has filed the tax elections required to be filed in accordance with the Plan of Arrangement and the Tax Act Accordingly, the in specie redemption rights associated with the Units would be amended to provide for satisfaction through the delivery of redemption notes of the Fund rather than by delivery of securities of CT. See "Reorganization and Plan of Arrangement – Amendments to the Fund Declaration of Trust Relating to the Reorganization".

KEML #3, MFC and Amalco

KEML #3 will be authorized to issue an unlimited number of common shares and preferred shares. The preferred shares shall: be non-voting; have a redemption amount that will be fixed by the directors of the corporation at the time of issuance but subject to adjustment if it is determined by bona fide agreement between the corporation and the holder of the share, by agreement between the holder of the share, the corporation and the CRA or by a court of competent jurisdiction that the redemption amount was greater or less than the estimated fair value of the consideration for which such share was issued; be redeemable by the corporation and retractable by the holder for the redemption amount; be entitled to a non-cumulative dividend of 1.1% per annum on such redemption amount, such dividend to be preferential to dividends on the common shares and any other class of preferred shares of the corporation; and be entitled to the redemption amount on the winding up of the corporation in priority to any distribution on the common shares or any other classes of preferred shares of the corporation. KEML #3 will amalgamate with MFC to form Amalco. See "Reorganization and Plan of Arrangement – Details of the Reorganization and Plan of Arrangement".

The share capital of MFC, and upon the amalgamation of MFC with KEML #3, the share capital of Amalco will be as follows:

(a) The Common Shares will, subject to the ABCA:

 (i) entitle the holder thereof to one vote in respect of each Common Share on all matters to be voted on at all meetings of shareholders;

 (ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of MFC, and to the exclusion of holders of Class A Shares or Class B Shares; and

(iii) on the liquidation, dissolution or winding-up of MFC, subject to the rights of the holders of any other class of shares of MFC entitled to receive assets of MFC upon such a distribution in priority to or rateably with the holders of the Common Shares, entitle the holder thereof to share rateably in any remaining assets of MFC.

(b) The Class A Shares will, subject to the ABCA:

(i) be non-voting;

(ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of MFC, and to the exclusion of holders of Common Shares or Class B Shares;

(iii) be redeemable at the option of MFC without notice to the holders thereof for a redemption amount of $0.01 per share plus all declared and unpaid dividends to the date of payment;

(iv) be redeemable at the option of the holder upon not less than three business days prior written notice to MFC for a redemption amount of $0.01 per share plus all declared and unpaid dividends to the date of payment; and

(v) on the liquidation, dissolution or winding-up of MFC, entitle the holder thereof to receive the aggregate redemption amount plus all declared and unpaid dividends before any amount will be paid or any assets of MFC will be distributed to the holders of Common Shares, or any other shares ranking junior to the Class A Shares.

(c) The Class B Shares will, subject to the ABCA:

(i) be non-voting;

(ii) entitle the holder thereof to receive dividends if, as and when declared by the board of directors of MFC, and to the exclusion of holders of Common Shares or Class A Shares;

(iii) be redeemable at the option of MFC without notice to the holders thereof for an aggregate redemption amount equal to the fair market value of the assets acquired on the issue of the shares (less any debt assumed) plus all declared and unpaid dividends to the date of payment;

(iv) be redeemable at the option of the holder upon not less than three business days prior written notice to MFC for the aggregate redemption amount plus all declared and unpaid dividends to the date of payment; and

(v) on the liquidation, dissolution or winding-up of MFC, entitle the holder thereof to receive the aggregate redemption amount plus all declared and unpaid dividends before any amount will be paid or any assets of MFC will be distributed to the holders of Common Shares, or any other shares ranking junior to the Class B Shares.

The Class A Shares and the Class B Shares will rank equally with one another with respect to priority in the event of liquidation, dissolution or winding-up. At all times following the issuance of the Class A Shares, the fair market value of the issued shares of MFC that are retractable in accordance with the provisions described in paragraphs (b)(iv) and (c)(iv) above will be at least 95% of the fair market value of all of the issued shares of MFC.

Amalco will ultimately be dissolved following completion of the Reorganization once it has filed the tax elections required to be filed in accordance with the Plan of Arrangement and the Tax Act.

KELP and GP

KELP will be a limited partnership to be established in conjunction with the Reorganization under the laws of the Province of Alberta. In accordance with the Plan of Arrangement, the initial partners of KELP will be GP, as general partner and KEP, as limited partner. Upon completion of the Reorganization, the Fund will be the sole limited partner of KELP and GP will continue to be the general partner. GP will be a wholly-owned subsidiary of the Fund and GP will delegate responsibility for administering the business and operation of KELP to KEML #2 in accordance with the proposed amendments to the Administration Agreement. See "Reorganization and Plan of Arrangement – Consequential Changes to Other Agreements".

KEML #2

The authorized share capital of KEML #2 will be the same as the authorized capital of KEML and will consist of an unlimited number of common shares and non-voting preferred shares issuable in series (including New Preferred Shares Series 1, New Preferred Shares Series 2 and New Preferred Shares Series 3). The New Preferred Shares Series 1, New Preferred Shares Series 2 and New Preferred Shares Series 3 will be non-voting; have a redemption amount that will be fixed by the directors of the corporation at the time of issuance but subject to adjustment if it is determined by bona fide agreement between the corporation and the holder of the share, by agreement between the holder of the share, the corporation, the CRA or by a court of competent jurisdiction that the redemption amount was greater or less than the estimated fair value of the consideration for which such share was issued; be redeemable by the corporation and retractable by the holder for the redemption amount; be entitled to a non-cumulative dividend of 1.1% per annum on such redemption amount, such dividend to be preferential to dividends on the common shares and any other class of preferred shares of the corporation but pari passu with each series of New Preferred Shares; and be entitled to the redemption amount on the winding up of the corporation in priority to any distribution on the common shares or any other classes of preferred shares of the corporation but ranking equally pari passu with each other series of New Preferred Shares.

Upon completion of the Reorganization, KEML #2 will serve as the Administrator of the Fund and provide administrative and management services to various entities, including KELP and Rimbey LP (in accordance with the terms of management services agreements). See "Reorganization and Plan of Arrangement – Consequential Changes to Other Agreements. The Board of Directors of KEML #2 will be the same as that elected for KEML at the Meeting. See "Nominees for Election to the Board of Directors of the Administrator".

KEI

Upon completion of the Reorganization, KEI will be directly wholly-owned by the Fund. The capital structure of KEI will not be affected by the Reorganization and KEML #2 will provide administrative and management services to KEI on the same terms as KEML currently provides those services. Additional information about KEI is available in the Fund's Annual Information Form which is incorporated by reference herein.

Rimbey LP and Rimbey GP

The partnership unit structure of Rimbey LP will not change as a result of the Reorganization. Upon completion of the Reorganization, the general partner of Rimbey LP will be Rimbey GP and the limited partner will be KELP. Upon completion of the Reorganization, Rimbey GP and Rimbey LP continue to be wholly-owned by the Fund.

KEL

The capital structure of KEL will not be affected by the Reorganization. Upon completion of the Reorganization, KEL will be a wholly-owned subsidiary of KELP and will continue to hold certain licenses for the benefit of KELP.

Other Keyera Entities

In addition to CT, certain other entities in the current Keyera structure will cease to exist as a result of the Reorganization. KEP, LP, CT Trustee, LP General Partner and KRPL will all cease to exist in the manner and at the times described under "Reorganization and Plan of Arrangement – Reorganization Steps" and as specified in the Plan of Arrangement attached as Schedule "D" to this Information Circular.

Arrangement Process and Required Approvals

Overview

The Reorganization is being effected pursuant to the Plan of Arrangement, the full text of which is attached as Schedule "D" to this Information Circular. The Plan of Arrangement will be implemented pursuant to section 193 of the ABCA which provides that, where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, it may apply to the Court for an order approving the arrangement. Pursuant to this section of the ABCA, KEML has made an application to the Court for an Interim Order and intends to make a further application for a Final Order. The Court approval process is discussed below under the subheading "Court Approvals". The following procedural steps must be taken for the Reorganization to become effective:

(a) the Arrangement Resolution approving the Plan of Arrangement and each of the steps contemplated thereby must be approved by the Unitholders;

(b) the Plan of Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including the receipt by the Fund of a satisfactory Ruling, must be satisfied or waived by appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Conditions Precedent to the Arrangement

The respective obligations of the Fund, CT and KEML to consummate the transactions contemplated by the Plan of Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of a number of conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any of the other conditions. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to the Fund, CT and KEML, acting reasonably, not later than December 31, 2007 or such later date as the parties hereto may agree;

(c) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Fund, CT and KEML, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(d) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any proposed statute, rule, regulation or order which if enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Plan of Arrangement; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Plan of Arrangement;

(e) all necessary third party and regulatory consents and approvals with respect to the transactions contemplated in the Plan of Arrangement shall have been completed or obtained including, without limitation, the consents of the holders of the Third Party Debt and the lenders of the Bank Debt, and a satisfactory Ruling shall have been received;

(f) the Fund Declaration of Trust and CT Declaration of Trust shall be amended as provided in the Plan of Arrangement; and

(g) no material tax shall be payable by Keyera in connection with the Arrangement.

Upon the conditions being fulfilled or waived, the Fund, CT and KEML intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Securityholder Approvals

In accordance with the Fund Declaration of Trust and the Interim Order, the Plan of Arrangement must be approved by Special Resolution.

Court Approvals

On April 30, 2007, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Schedule "C" to this Information Circular.

Subject to the conditions precedent and the terms of the Plan of Arrangement and Unitholder approval of the Special Resolution approving the Plan of Arrangement in the manner required by the Interim Order, KEML will make application to the Court for the Final Order.

The application for the Final Order is scheduled for June 6, 2007, at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the courthouse in Calgary, 611 – 4th Street SW, Calgary, Alberta. **At the hearing, any Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon KEML a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before 4:00 p.m. Calgary time on May 30, 2007. Service of such notice shall be effected by service upon the solicitors for KEML and the Fund, Stikeman Elliott LLP 4300, 888 – 3rd Street, SW., Calgary, Alberta, T2P 5C5. See "Notice of Petition".**

The securities to be issued pursuant to the Arrangement will not be registered under Canadian securities laws or the U.S. Securities Act, and will be issued in reliance upon exemptions from registration (See "Securities Law Matters"). The Court will be advised at the hearing of the application or the Final Order, that if the terms and conditions of the Plan of Arrangement are approved by the Court, such securities issued pursuant to the Arrangement will not require registration under Canadian securities laws or the U.S. Securities Act.

The Fund has been advised by its counsel, Burnet, Duckworth & Palmer LLP and Stikeman Elliott LLP that the Court has broad discretion under the ABCA when making orders with respect to plans of arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Plan of Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Depending on the nature of any required amendments, the Fund may determine not to proceed with the Arrangement.

There have been a number of judicial decisions considering section 193 of the ABCA and its application to various arrangements. To the knowledge of the Administrator, there have not been any recent significant decisions which would apply in this instance. However, Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

Advance Tax Ruling

On December 17, 2006, the Fund applied to the CRA for the Ruling. There can be no assurance that the Ruling will be obtained on a timely basis, on terms and conditions satisfactory to the Board of Directors or at all. If the Ruling is not obtained on terms satisfactory to the Board of Directors, the Board of Directors may decide not to proceed with the Reorganization or to amend or modify the structure of the Reorganization.

Third Party Approvals

Certain of the transactions contemplated by the Reorganization may require the consent of certain third parties. Prior to the Effective Date, the Administrator will complete a review of the necessary material consents required from third parties to effect the Reorganization. However, there can be no assurance that these consents will be obtained on a timely basis or on terms and conditions satisfactory to the Board of Directors. If these consents are not obtained, the Board of Directors may decide not to proceed with the Reorganization or to amend or modify the structure of the Reorganization. See "Risk Factors – Required Judicial, Regulatory and Third Party Approvals".

Amendments to the Plan of Arrangement

The Administrator, on its own behalf and on behalf of the Fund and the CT, has the right to amend the Plan of Arrangement at any time prior to the Effective Time. Amendments made by the Board of Directors, prior to or at the Meeting must be approved by the Unitholders and the Court. Amendments to the Plan of Arrangement made following the Meeting must be approved by the Court and, if required by the Court, communicated to Unitholders in the manner prescribed by the Court. Amendments approved in accordance with the foregoing or otherwise made in accordance with the Interim Order or Final Order, shall become part of the Plan of Arrangement for all purposes. The Arrangement Resolution also provides the Board of Directors with discretion as to whether or not to proceed with the Reorganization and the power to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective, notwithstanding Unitholder and Court approval and without further notice or approval.

In considering whether to amend or proceed with the Reorganization, the Board of Directors currently believes that the key factors in its analysis will be the conditions precedent identified in this section under the subheading "Conditions Precedent to the Arrangement". Unitholders are cautioned that the identified conditions precedent are not an exhaustive list of factors that will be considered and there may be further or different factors and events that could cause the Board of Directors to exercise its discretion to amend the Plan or not proceed with the Reorganization.

The Board of Directors will not exercise its discretion to amend the Plan of Arrangement following completion of the Meeting if such amendment would result in Unitholders being treated in a manner that is materially different and adverse from the treatment described in this Information Circular.

Consequential Changes to Other Agreements

In addition to the amendments to the Fund Declaration of Trust and the CT Declaration of Trust described above, it is anticipated that in connection with or immediately following the completion of the Reorganization, certain other agreements to which Keyera is a party will be amended to give effect to the Reorganization and to reflect the modified organizational structure resulting from such transaction. Among the agreements that will require amendment are:

- Administration Agreement – This Agreement will be amended to remove the CT and the LP as parties.
- Bank Debt credit facilities – The Administrator is currently working with the lenders under the Bank Debt to secure their consent to the Reorganization as well as to confirm the terms pursuant to which KELP will become the new borrower. It is currently anticipated that the amended terms of these credit facilities will be no less favourable to KELP than the existing terms.
- Third Party Debt and Debt owed by KEP– The Administrator is currently working with the holders of the Third Party Debt and the debt owed by KEP to third parties in the approximate amount of $20 million, to secure their consent to the Reorganization as well as to confirm the terms pursuant to which KEML#2 will become the new borrower under the Third Party Debt and KELP will become the new borrower under the debt currently owed by KEP. It is currently anticipated that the amended terms of the note agreements governing the Third Party Debt and the debt owed by KEP will be no less favourable to KEML#2 and KELP than the existing terms.

Keyera has reviewed the various other significant commercial agreements related to its business and operations and has concluded that it does not require third party consents in order to transfer those agreements that are currently being performed by KEP, KEFL or KEML to KELP or KEML #2 as the case may be.

In addition, consequential amendments to the management services agreement that will come into effect May 1, 2007 between KEML and Rimbey GP may need to be made to reflect the replacement of KEML with KEML#2, and a new management services agreement will be entered into between KEML #2 and GP pursuant to which KEML #2 will provide administrative and management services to KELP.

Securities Law Matters

The following discussion is only a general overview of certain Canadian and United States securities legislation applicable to securities to be issued pursuant to the Arrangement. Unitholders are urged to consult their legal advisers to determine the extent of all applicable resale provisions with respect to such securities and with respect to the legal rights available to them in relation to the Arrangement.

Canadian Securities Laws

All securities to be issued under the Plan of Arrangement, including without limitation, the Units, Fund Special Non-Voting Units, CT Special Units and Class A Shares will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities law. Securities received pursuant to the Arrangement will generally not be subject to any restricted or hold period if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person (as defined in applicable securities legislation) in respect of the trade; and (iv) if the selling Unitholder is an insider or an officer of Keyera, he or she has no reasonable grounds to believe that the Fund is in default of securities legislation.

United States Securities Laws

The securities to be issued pursuant to the Plan of Arrangement have not been approved or disapproved by the United States Securities and Exchange Commission or securities regulatory authorities of any state of the United States, nor has the United States Securities and Exchange Commission or securities authority of any state in the United States passed on the adequacy or accuracy of this information circular. Any representation to the contrary is a criminal offence.

The Fund is a "foreign private issuer" under the U.S. Exchange Act but is not registered under the U.S. Exchange Act and, therefore, not subject to the information requirements of the U.S. Exchange Act. The securities to be issued pursuant to the Plan of Arrangement have not been registered under the U.S. Securities Act and, to the extent that registration would otherwise be required under section 5 of the U.S. Securities Act, are being issued in reliance on the exemption from registration set forth in section 3(a)(10) of the U.S. Securities Act. section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have a right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court granted the Interim Order on April 30, 2007 and, subject to the approval of the Plan of Arrangement by Unitholders, a hearing on the Plan of Arrangement will be held on June 6, 2007 by the Court. For further details on the process for approving the Plan of Arrangement, refer to the discussion under the subheading "Arrangement Process and Required Approvals".

Units received pursuant to the Arrangement may be resold without restriction by persons who were not "affiliates" of the Fund immediately before the Arrangement and who are not "affiliates" of the Fund after the Arrangement. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise and generally includes executive officers and directors of such issuer, as well as principal shareholders of such issuer. Unitholders who were

"affiliates" of the Fund before the Arrangement or are "affiliates" of the Fund after the Arrangement will be subject to U.S. Securities Act restrictions on the resale of Units received by them in the Arrangement; however, subject to certain limitations, such "affiliates" may immediately resell Units outside the United States without registration under the U.S. Securities Act pursuant to Regulation S. Units held by such "affiliates" may also be resold in compliance with the resale provisions of Rule 145(d)(1), (2) or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such "affiliates" may not sell Units received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an "affiliate" in any three-month period not exceed the greater of 1% of the outstanding Units or, if such securities are listed on a United States securities exchange or reported through the automated quotation system of a registered securities association, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to the Fund. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-"affiliates" of the Fund after a period of one or two years, depending upon whether information continues to be publicly available with respect to the Fund. See also "Notice for United States Unitholders".

Proxy Solicitation Requirements

The solicitation of proxies pursuant to the Information Circular is not subject to the requirements of section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS RELATED TO THE REORGANIZATION

In the opinion of Burnet, Duckworth & Palmer LLP, tax counsel to Keyera in connection with the Reorganization, the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations relating to the Reorganization pursuant to the Tax Act generally applicable to a Unitholder who, at all relevant times and for the purposes of the Tax Act, holds Units as capital property and who deals at arm's length, and is not affiliated, with Keyera. Generally, Units will constitute capital property to a holder thereof unless such Units are held in the course of carrying on a business of buying and selling securities or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders whose Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Units deemed to be capital property. Unitholders who do not hold their Units as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Unitholder that is a "financial institution", a "specified financial institution" nor is it applicable to a Unitholder an interest in which would be a "tax shelter investment", each as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the "Regulations") and counsel's understanding, based on publicly available published materials, of the current administrative practices of the CRA, all in effect as of the date of this Information Circular. This summary takes into account all specific proposals to amend the Tax Act and the Regulations announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that such proposals will be enacted as proposed, but no assurance can be given that this will be the case. This summary does not otherwise take into account or anticipate any changes in the law or administrative practice, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

As noted above under the heading "Reorganization and Plan of Arrangement – Arrangement Process and Required Approvals", the Fund has applied to the CRA for the Ruling, and it is anticipated and assumed that the Ruling will confirm that the consequences under the Tax Act of the Reorganization will be as described in this summary and that the Reorganization will be completed as contemplated by the Ruling. However, no assurances can be given that the CRA will provide the Ruling in the form requested. If the Ruling is not obtained in a form acceptable to the Fund, the Fund will not undertake the Reorganization regardless of whether or not the Reorganization is conditionally approved by the Unitholders at the Meeting.

The income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the holder's particular circumstances, including the province(s) or territory(ies) in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Unitholder. Unitholders should consult their own tax advisors with respect to their particular circumstances.

Tax Considerations Applicable to the Reorganization

The Fund

None of the Fund or any of its subsidiaries or affiliates will be required to include in its income any material amount as a result of the Reorganization.

Eligibility For Investment

The Class A Shares of each of MFC and Amalco will be qualified investments for purposes of the Tax Act for trusts governed by Exempt Plans. Provided the Fund is a mutual fund trust within the meaning of the Tax Act and the CT qualifies as a mutual fund trust within the meaning of the Tax Act, the Units, the CT Special Units and the Fund Special Non-Voting Units will be qualified investments for Exempt Plans. If the Fund ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for such plans.

Unitholders Resident in Canada

The following portion of the summary is applicable to Unitholders who at all relevant times are, or are deemed to be, resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention.

Unitholders will not be required to include in computing income for the year the value of the Class A Shares of MFC, CT Special Units and any amounts of cash paid by the Fund as a return of capital. However, a Unitholder will be required to reduce the adjusted cost base of the holder's Units by the amount of the return of capital, which reduction is expected to be nominal. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Unitholder will then be nil. The cost to a Unitholder of a Class A Share of MFC and a CT Special Unit distributed to such holder will be equal to the fair market value of such share or unit, as the case may be, at the time of the distribution.

A Unitholder holding Class A Shares of MFC will not realize a capital gain or a capital loss on the amalgamation of MFC and KEML#3. The cost to a Unitholder of the Class A shares of Amalco resulting from the amalgamation will be equal to the adjusted cost base of the Class A shares of MFC to that Unitholder immediately before the amalgamation.

A Unitholder holding Class A Shares of Amalco will not be considered to have received a dividend and will not realize a capital gain or a capital loss as a result of the receipt of Fund Special Non-Voting Units on the redemption of such shares. The cost to a Unitholder of Fund Special Non-Voting Units

received by such holder on the redemption will be equal to the cost amount of the redeemed Class A Shares to the holder immediately prior to the redemption. On conversion to Units, the cost of these Fund Special Non-Voting Units will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder as capital property immediately before the acquisition in order to determine the adjusted cost base of each Unit.

A Unitholder holding CT Special Units will not realize a capital gain or a capital loss as a result of the receipt of Fund Special Non-Voting Units on the redemption of such CT Special Units. The cost to a Unitholder of Fund Special Non-Voting Units received by such holder on the redemption will be equal to the cost amount of the redeemed CT Special Units to the holder immediately prior to the redemption. On conversion to Units, the cost of these Fund Special Non-Voting Units will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder as capital property immediately before the acquisition in order to determine the adjusted cost base of each Unit.

The consolidation of Units of the Fund occurring as part of the Reorganization will not be considered to result in a disposition of Units by Unitholders. The aggregate adjusted cost base of Units owned by a Unitholder after the Reorganization will be equal to the aggregate adjusted cost base of the Units owned by the Unitholder immediately prior to the Reorganization less any cash paid by the Fund as a reduction of capital.

Unitholders Not Resident in Canada

The following portion of the summary is generally applicable to Unitholders who, for purposes of the Tax Act and any applicable tax treaty or convention, are not, and are not deemed to be, resident in Canada and whose Units are not taxable Canadian property (as defined in the Tax Act). Generally, such Units will not be taxable Canadian property provided that the Fund is a mutual fund trust at the time of a disposition of such Units, and such Unitholder does not use or hold, and is not deemed to use or hold, such Units in connection with carrying on a business in Canada and such Unitholder has not, either alone or in combination with persons with whom such Unitholder does not deal at arm's length, owned (or had a option to acquire) 25% or more of the issued Units of the Fund at any time within 60 months preceding the date of disposition, and provided the Unitholder is not carrying on an insurance business in Canada or elsewhere.

Generally, a Unitholder who is not resident in Canada will be subject to the same tax considerations in respect of the Reorganization as described above under "Unitholders Resident in Canada" and such Unitholder will not be subject to income tax under the Tax Act as a result of the Reorganization except that the distribution of Class A Shares of MFC by the Fund as distributions of capital will be subject to withholding tax at the rate of 15%. As stated in the Plan of Arrangement, the Fund proposes to pay and remit such taxes on behalf of Unitholders.

Provided that the Class A Shares of Amalco do not constitute taxable Canadian property to a Unitholder, no clearance certificate will be required under section 116 of the Tax Act in respect of any disposition of such shares occurring pursuant to the Reorganization. The Class A Shares of Amalco, will normally not be taxable Canadian property at a particular time provided that such Unitholder does not use or hold, and is not deemed to use or hold such securities, in connection with carrying on a business in Canada and such Unitholder has not, either alone or in combination with persons with whom such Unitholder does not deal at arm's length, owned (or had an option to acquire) 25% or more of the issued Class A Shares of Amalco any time within 60 months preceding the date of disposition, and provided the Unitholder is not carrying on an insurance business in Canada or elsewhere.

Tax Considerations Following the Reorganization

Taxation of the Fund Under the October 31 Proposals

On October 31, 2006, the Minister of Finance announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. These changes, assuming they are

enacted, would generally apply to trusts and partnerships that are resident in Canada for purposes of the Tax Act (in the case of partnerships, pursuant to new residency rules proposed for this purpose), that hold one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a "specified investment flow-through trust" or "SIFT trust", and a "specified investment flow-through partnership" or "SIFT partnership"). In the case of a trust or partnership that was a SIFT trust or SIFT partnership on October 31, 2006, the proposed changes generally would not take effect until January 1, 2011, provided the trust or partnership experiences only "normal growth" and no "undue expansion" before then. On December 15, 2006, the Minister of Finance issued guidelines with respect to what would be considered "normal growth" for this purpose (the "Guidelines") and, on December 21, 2006, the Department of Finance released draft legislative proposals to implement the changes previously announced on October 31, 2006. These proposed changes, including by reference the December 15 guidelines with respect to "normal growth", were included in a Notice of Ways and Means Motion tabled in the House of Commons on March 27, 2007 as Bill C-52. These proposals are hereinafter collectively referred to as the "October 31 Proposals".

The Fund would be a "SIFT Trust" under the October 31 Proposals. Pursuant to the October 31 Proposals, a SIFT Trust would be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate (projected to be 31.5% in 2011), and distributions of such income to Unitholders would be treated as eligible dividends paid by a taxable Canadian corporation. The securities now owned by the Fund and those that will be owned by the Fund following the Reorganization would constitute "non-portfolio properties" under the October 31 Proposals, with the result that all or substantially all of the Trust's income would be subject to the new tax.

As currently drafted, the October 31 Proposals do not change the tax treatment of distributions to Unitholders that are paid as returns of capital.

As noted, the October 31 Proposals are not expected to take effect, generally, until 2011. However, the Fund could become subject to the October 31 Proposals sooner than 2011 if it experiences growth other than "normal growth" before then. Under the Guidelines, a trust will be considered to have experienced only "normal growth" if its issuances of new equity, which includes trust units and debt convertible into trust units, do not exceed certain thresholds measured by reference to the trust's market capitalization as of the close of trading on October 31, 2006, taking into account only the trust's publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for units. The permitted expansion thresholds are the greater of $50 million and 40% of a trust's October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a trust's October 31 market capitalization for each of 2008, 2009 and 2010. The Fund's market capitalization as of October 31, 2006 was approximately $1,310 million.

It is therefore assumed, for the purposes of this summary, that the Fund will not be subject to the October 31 Proposals until January 1, 2011. However, under the October 31 Proposals, in the event that the Fund issues additional Units or convertible debentures (or other equity substitutes) on or before 2011, the Fund may become subject to the October 31 Proposals prior to 2011. No assurance can be provided that the October 31 Proposals will not apply to the Fund prior to 2011.

Status of the Fund

The Fund is a unit trust and this summary assumes that the Fund qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust the sole undertaking of the Fund must be the investing of its funds in property (other than real property or interests in real property), the Fund must comply on a continuous basis with certain requirements relating to the qualification of the Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Units and the fund must not be established or maintained primarily for the benefit of non-residents of Canada. Counsel is advised by the Administrator that the Fund currently satisfies these conditions. If the Fund were to not qualify as a mutual fund trust at any particular time, the income tax

considerations for the Fund and Unitholders would be materially different in certain respects from those contained herein and the Fund could be liable to pay tax under Part XII.2 of the Tax Act.

Taxation of the Fund

Subject to the October 31 Proposals, the Fund is subject to taxation in each taxation year on its income for the year less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Fund will end on December 31 of each year.

The Fund will be required to include in its income its share of the income of KELP. In computing its income for purposes of the Tax Act, the Fund may deduct reasonable administrative costs, interest and other expenses incurred by it for the purpose of earning income subject to the relevant provisions of the Tax Act, including proposed amendments, which require that the Fund have a reasonable expectation of profit.

Income of the Fund that is used to fund redemptions of Units for cash or is otherwise unavailable for distribution in cash will be paid to Unitholders in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash, additional Units or otherwise, will generally be deductible by the Fund in computing its taxable income. Losses incurred by the Fund cannot be allocated to Unitholders, but may be deducted by the Fund in future years in accordance with the Tax Act.

Counsel has been advised by the Administrator that the Fund intends to continue to make sufficient distributions in each year of its net income for tax purposes and KELP intends to claim sufficient amounts of capital cost allowance so that the Fund generally will not be liable for any material amounts of income tax under the Tax Act until the October 31 Proposals are applicable to the Fund.

Under the October 31 Proposals, (the application of which to the Fund is anticipated to be deferred until January 1, 2011, subject to any "undue expansion") the Fund will no longer be able to deduct any part of the amounts payable to Unitholders in respect of: (i) income from businesses it carries on in Canada or from its non-portfolio properties (exceeding any losses for the taxation year from businesses or non-portfolio properties); and (ii) taxable capital gains from its dispositions of non-portfolio properties (exceeding its allowable capital losses from the disposition of such properties). A deduction is permitted for dividends received by a SIFT trust where the dividends could have been deducted if the SIFT trust were a corporation. "Non-portfolio properties" include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT trust itself; (ii) a property that the SIFT trust (or a non-arm's length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a subject entity if the SIFT trust holds securities of the subject entity that have a fair market value greater than 10% of the subject entity's equity value or if the SIFT trust holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT trust's equity value. A subject entity includes corporations resident in Canada, trusts resident in Canada, and Canadian resident partnerships. Income and taxable capital gains which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax comparable to the combined federal and provincial corporate tax rate. For 2011, the October 31 Proposals state that the combined tax rate would be 31.5%. As currently drafted, the October 31 Proposals do not change the tax treatment of distributions to Unitholders that are paid as returns of capital.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to a Unitholder who, for purposes of the Tax Act and at all relevant times, is resident in Canada.

Subject to the October 31 Proposals, income of a Unitholder from the Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder. A Unitholder will generally be required to include in income for a particular taxation year the portion of the net income for tax purposes of the Fund for a taxation year, including net realized taxable capital gains, that is paid or payable to the Unitholder in the particular taxation year, whether the amount is received in cash, additional Units or otherwise.

Pursuant to the October 31 Proposals, commencing in 2011, amounts in respect of the Fund's income that are paid or payable to a Unitholder and not deductible by the Fund would generally be deemed to be received by the Unitholder as taxable dividends from a taxable Canadian corporation. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of Unitholders who are individuals. Under the October 31 Proposals, the dividends deemed to be paid by the Fund will be deemed to be "eligible dividends" and would therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non-taxable portion of net realized capital gains of the Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year and will not reduce the adjusted cost base of the Units to the Unitholder. Any other amount in excess of the net income of the Fund that is paid or payable by the Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Units or fractions thereof, the adjusted cost base of the Units held by such Unitholder will be reduced by such amount. To the extent that the adjusted cost base of a Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Unit in the year in which the negative amount arises and the Unitholder's adjusted cost base of the Unit will be nil immediately thereafter.

The adjusted cost base to a Unitholder of a Unit will generally be equal to the average of the cost of all Units held by the Unitholder and will be reduced by certain distributions as noted above. Units issued to a Unitholder as a non cash distribution of income will have a cost equal to the amount of such income, and this cost will be required to be averaged with the adjusted cost base of all other Units held by the Unitholder in order to determine the respective adjusted cost base of the Unitholder's Units.

Upon the disposition or deemed disposition by a Unitholder of a Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition.

One half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year and any net taxable capital gain designated by the Fund to a Unitholder must be included in the Unitholder's income for the year, and one half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay the refundable tax of 6⅔% on certain investment income, including taxable capital gains and certain income from the Fund.

A redemption of Units in consideration for cash or other securities will be a disposition of such Units for proceeds equal to the amount of such cash or the fair market value of such notes, less any portion thereof that is considered to be a distribution out of the income of the Fund. Redeeming Unitholders will consequently realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (less any portion thereof that is considered a distribution of the Fund's income) are greater (or less) than the adjusted cost base of the Units so redeemed.

Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends, previously designated by the Fund to the Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Taxation of Unitholders Not Resident in Canada

This portion of the summary is applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

When the Fund pays or credits an amount out of the income of the Fund to a Non-Resident Holder, the Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident's jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed. The Fund is required to maintain a special "TCP gains balance" account to which it will add its capital gains from dispositions after March 22, 2004 of "taxable Canadian property" (as defined in the Tax Act) and from which it will deduct its capital losses from dispositions of such property and the amount of all "TCP gains distributions" (as defined in the Tax Act) made by it in previous taxation years. If the Fund pays an amount to a Non-Resident Holder, makes a designation to treat that amount as a taxable capital gain and the total of all amounts designated by the Fund in a taxation year to Non-Resident Holders and to partnerships other than "Canadian partnerships" (as defined in the Tax Act) exceeds 5% of all amounts so designated by the Fund in a taxation year to all Unitholders, such portion of that amount as does not exceed the Non-Resident Holder's pro-rata portion of the Fund's "TCP gains balance" account (as defined in the Tax Act) for the taxation year effectively will be subject to the same Canadian withholding tax as described above for distributions of income (other than net realized capital gains).

Any other distributions by the Fund to Non-Resident Holders generally will be subject to a 15% withholding tax. Where a Non-Resident Holder sustains a capital loss on a disposition of a Unit (or other properties that qualify as Canadian mutual fund investments) such loss may be utilized to reduce or recover the Non-Resident Holder's tax liability in respect of capital distributions in limited circumstances as provided in the Tax Act.

Pursuant to the October 31 Proposals, amounts in respect of the Fund's income paid or payable to Non-Resident Holders after 2010 that are not deductible to the Fund will be treated as a taxable dividend from a taxable Canadian corporation. Such dividends will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a convention between Canada and the Non-Resident Holder's jurisdiction of residence. A Non-Resident Holder resident in the United States who is entitled to claim the benefit of the Canada-US Tax Convention generally will be entitled to have the rate of withholding reduced to 15% of the amount of such dividend. Although the October 31 Proposals may not increase the tax payable by Non-Resident Holders in respect of dividends deemed to be paid by the Fund, it is expected that the imposition of tax at the Fund level under the October 31 Proposals will materially reduce the amount of cash available for distributions to Unitholders.

A disposition or deemed disposition of a Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a Non-Resident Holder provided that the Units are not "taxable Canadian property" of the holder for the purposes of the Tax Act. Units will not be considered taxable Canadian property to such a holder unless: (i) the Non-Resident Holder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (ii) the Units are "designated insurance property" of the Non-Resident Holder for purposes of the Tax Act; (iii) at any time during the 60-month period immediately preceding the disposition of the Units, the Non-Resident Holder or persons with whom such holder did not deal at arm's length or any combination thereof held 25% or more of the issued Units; or (iv) the Fund is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Dorsey & Whitney LLP, United States counsel for the Fund, the following summary fairly describes, as of the date of this Information Circular, the principal U.S. federal income tax considerations relating to the Reorganization and the acquisition, holding and disposition of Units generally applicable to a Unitholder that is a U.S. Holder. As used herein, a "U.S. Holder" means (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the states of the United States and the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; (d) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or (e) any other person that is subject to U.S. federal income tax on his, her or its worldwide income. Special rules, not discussed here, may apply to persons holding Units through entities treated for U.S. federal income tax purposes as partnerships, and those persons should consult their own tax advisors to consider the impact of these rules on their particular situations.

The opinion of Dorsey & Whitney LLP relies on certain representations made by the Fund (as of the date of this Information Circular, the Effective Time, and after the Effective Time, where relevant), are based on certain assumptions (including the absence of changes in existing facts and law, the completion of the Reorganization in accordance with the terms and conditions of the Plan of Arrangement and in the manner described in this Information Circular, and that any representation made "to the knowledge of the Fund", or with similar qualification, is true and correct without regard to such qualification) and are subject to the limitations and qualifications set forth in this summary. If any of these assumptions or representations is not correct, the legal opinions cannot be relied upon and the U.S. federal income tax consequences to U.S. Holders of the Reorganization, and the ownership and disposition of Units, could differ significantly and adversely from those described in this summary.

This discussion does not address all aspects of taxation that may be relevant to particular U.S. Holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules, such as banks, insurance companies, tax exempt entities, financial institutions, broker dealers, Unitholders holding Units as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders that own or have owned, actually or constructively, 5% or more of the total outstanding Units. This discussion assumes that the Unitholder holds Units as capital assets and may not be applicable to U.S. Holders who acquired Units pursuant to the exercise of options or warrants or otherwise as compensation for services. This discussion also assumes that the Fund is not and will not be a "controlled foreign corporation" for U.S. federal income tax purposes.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this Information Circular. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactively effective, may result in U.S. federal income tax consequences that are different than those set forth below. No ruling has been sought from the U.S. Internal Revenue Service as to the U.S. federal income tax consequences of the Reorganization or any other matter considered in this

discussion, and our conclusions are not binding upon the U.S. Internal Revenue Service or any court. This discussion does not address any state, local or foreign tax matters.

To ensure compliance with U.S. Treasury Department Circular 230, U.S. Holders are hereby notified that: (a) any discussion of U.S. federal tax issues in this Information Circular is not intended or written to be relied upon and cannot be relied upon by a U.S. Holder, for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code of 1986; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this Information Circular; and (c) each U.S. Holder should seek advice based on such U.S. Holder's particular circumstances from an independent tax advisor.

Tax Considerations Applicable to the Reorganization

In the Reorganization, U.S. Holders will (i) receive from the Fund a distribution of nominal value Class A Shares of MFC, which will continue as Class A Shares of Amalco in the amalgamation of KEML #3 and MFC, (ii) receive a distribution of Fund Special Non-Voting Units from the Fund, (iii) receive a distribution of Fund Special Non-Voting Units from Amalco in redemption of such Class A Shares, and (iv) participate in the consolidation of the issued and outstanding Fund Units and Fund Special Units, pursuant to which the same number of Units will be outstanding as were outstanding prior to the commencement of the Reorganization. At the conclusion of the foregoing steps, each Unitholder will own exactly the same interest in the Fund as he, she or it held at the commencement of these steps. The distribution of Class A Shares of MFC by the Fund as distributions of capital will be subject to Canadian withholding tax at the rate of 15% of the value of the Class A Shares of MFC distributed. As stated in the Plan of Arrangement, the Fund proposes to pay and remit such taxes on behalf of U.S. Holders.

Although not entirely free from doubt, a U.S. Holder should not recognize income, gain or deduction for United States federal income tax purposes by reason of the Reorganization except that a U.S. Holder should recognize as a dividend the amount of Canadian tax that is paid by the Fund in respect of the distribution thereto of the nominal value of the Class A Shares of MFC, see "Distributions" below, and should be allowed, at the election of such U.S. Holder, a deduction or a credit in the same amount, see "Canadian Withholding Taxes" below for a discussion on certain limits on the use of such amount as a credit.

Tax Considerations Following the Reorganization

Status of the Fund

Based on generally applicable principles of U.S. federal income tax law, the Fund is classified as a "foreign eligible business entity," rather than as an ordinary trust or investment trust. As an eligible business entity, the Fund should, by default, be taxed as a corporation. To eliminate any question regarding its status, the Fund has filed an election (a "check the box" election) to be treated as a corporation for U.S. federal income tax purposes.

Based on currently available information, the Fund does not believe that it will be classified as a "passive foreign investment company," or "PFIC," for U.S. federal income tax purposes. A non-U.S. corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% by value of the assets it holds during the taxable year produce or are held for the production of passive income. "Passive income" includes, among other items, dividends, interest, rents, royalties, and the excess of gains over losses from sales of commodities that are actively traded or with respect to which contractual interests are actively traded. For transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from "passive income" if substantially all of a foreign corporation's commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign

corporation in the ordinary course of its trade or business. For purposes of the PFIC income test and asset test described above, if the Fund owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Fund will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Fund from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Distributions

The gross amount of any distribution of cash with respect to Units (such amount includes any Canadian income tax or withholding tax imposed on the U.S. Holders paid and remitted by the Fund) will be treated as a dividend for U.S. federal income tax purposes to the extent that it is paid out of current or accumulated earnings and profits of the Fund. To the extent that the amount of a distribution exceeds the earnings and profits of the Fund, it will be treated first as a tax free return of capital to the extent of the U.S. Holder's adjusted tax basis in Units and thereafter as capital gain. Under current legislation, if certain requirements are satisfied, non-corporate U.S. Holders, including individuals, who receive distributions on Units that are treated as dividends for U.S. federal income tax purposes may be subject to U.S. federal income taxation with respect to such distributions at the reduced rates applicable to long-term capital gains, not exceeding 15%. This tax relief is available for dividends received in tax years beginning before January 1, 2011. Unless this tax reduction is extended by future legislation, dividends received in tax years beginning after December 31, 2010 will be taxed at the rates applicable to ordinary income. The reduced rate does not apply to dividends on Units with respect to which the U.S. Holder does not meet a minimum holding period requirement or dividends on Units to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such Units). Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations.

Canadian Withholding Taxes

The Fund will generally be required to withhold Canadian income tax (currently at a 15% rate) from distributions that the Fund makes to U.S. Holders. Such Canadian income taxes may be deducted or used as a credit for United States federal income tax purposes subject to a limitation that is calculated separately with respect to specific classes of income or "baskets". That is, the use as a credit of foreign income taxes that are paid with respect to income in any such basket is limited to a percentage of the foreign source income in that basket. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Units

A U.S. Holder generally will recognize capital gain (or loss) to the extent that the amount realized on the sale or exchange of Units exceeds (or is less than) the U.S. Holder's adjusted tax basis in the Units sold or exchanged. Any capital gain or loss will be long term capital gain or loss if the U.S. Holder's holding period for the Units sold or exchanged is more than one year. Under current legislation, long-term capital gain of a non-corporate U.S. Holder, including an individual, that is recognized in tax years beginning before January 1, 2011 is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. If a U.S. Holder holds more than one "lot" of Units, the gain or loss realized on the sale or exchange and the holding period of the Units sold or exchanged may be determined separately for each lot if the U.S. Holder can adequately identify the lot or lots of Units sold or exchanged. Otherwise, the tax basis and holding period of the Units sold or exchanged must be determined on a first in, first out basis.

Gain or loss, if any, recognized by a U.S. Holder upon a sale, exchange, redemption or other taxable disposition of Units generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

Foreign Exchange Gain or Loss

Payments of distributions on Units, and of the proceeds of a sale, exchange, redemption or other taxable disposition of Units, in Canadian dollars must be translated to U.S. dollars in order to calculate the U.S. Holder's federal income tax liability. Generally, an amount paid in Canadian dollars will be translated to a U.S. dollar amount by reference to the spot exchange rate in effect on the date the distribution is received or the sale, exchange, redemption or other taxable disposition is settled, regardless of whether the payment is in fact converted into U.S. dollars on that date. A U.S. Holder that receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on such date may have a foreign currency exchange gain or loss. Any such gain or loss will be treated as U.S. source ordinary income or loss.

United States Information Reporting and Backup Withholding

Distributions on Units are subject to information reporting and may be subject to backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (which for an individual is the social security number), certifies, under penalties of perjury, that he or she is not subject to backup withholding on a U.S. Internal Revenue Service Form W 9 and otherwise complies with applicable requirements of the backup withholding rules. The current rate of backup withholding is 28%. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax exempt organizations. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale, exchange, redemption or other taxable disposition of Units.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

RISK FACTORS RELATING TO THE REORGANIZATION

An investment in Units involves numerous risks and uncertainties. A discussion of some of the risks associated with Keyera's business and an investment in Units is contained in the Fund's Annual Information Form which is incorporated by reference. These risks will continue to apply to the new structure, with any references to KEP being replaced with KELP and any references to Rimbey Pipeline Co. Ltd. being replaced with Rimbey LP.

In addition to the risks discussed in the Annual Information Form, there are risks associated with the Reorganization. Set forth below is a summary of some of the material risks and uncertainties relating to the Reorganization that could affect the Fund and its Unitholders. Unitholders and potential investors should carefully review and consider the risk factors set forth below as well as the other information contained in the documents forming the Fund's public disclosure record before making an investment decision.

Risk factors specific to the Reorganization include, but are not limited to, the following:

Required Judicial, Regulatory and Third Party Approvals

Completion of the Reorganization in the form contemplated by the Plan of Arrangement, requires that the Fund, CT and KEML obtain a number of judicial, regulatory and third party approvals or consents. Such approvals include, without limitation, issuance of the Final Order and obtaining the Ruling. Failure to obtain the Final Order, the Ruling or third party consents on terms acceptable to the Board of Directors

would likely result in the decision being made to not proceed with the Reorganization. If any of the required approvals cannot be obtained on terms satisfactory to the Board of Directors, or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval. In the event that the Plan of Arrangement cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required approval or consent, the Reorganization may not proceed. See "Reorganization and Plan of Arrangement - Arrangement Process and Required Approvals".

Amendment of Other Agreements

In connection with the Reorganization, a number of agreements to which Keyera is a party will need to be amended in order to give effect to the organizational structure contemplated by the Reorganization and to largely preserve, in a modified form, the existing governance structure. See, "Reorganization and Plan of Arrangement –Consequential Changes to Other Agreements". Certain of these agreements, such as the credit facilities with the lenders of the Bank Debt and the note agreements with the holders of the Third Party Debt and the holders of certain debt of KEP, are with parties that are neither controlled by Keyera nor participating in the Reorganization. Accordingly, such parties will have to agree to the changes being proposed by the Fund. Keyera is working with these third parties with respect to the required amendments, but the final form of such amending agreements has not yet been settled. While Keyera believes that it will be able to negotiate all the required amending or replacement agreements on terms no less favourable than the existing agreements, there is no guarantee that it will be successful, in which case, some benefits accruing to the Fund under the existing agreements may be lost.

Limited Liability

Following completion of the Reorganization, the Fund will hold a limited partnership interest in KELP. As a limited partner of a limited partnership, the Fund's liability for indebtedness, claims and other liabilities of KELP will be limited to its investment therein. There are, however, certain circumstances in which the Fund could lose its limited liability in connection with its investment in KELP, such as if the Fund were to directly assume active management of KELP.

Further, as a result of the restructuring of the Fund's indirect interest in Rimbey Pipe Line Co. Ltd., the operations of Rimbey Pipe Line Co. Ltd. will be conducted through a limited partnership rather than a corporation. KELP will be the limited partner and its liability for indebtedness, claims and other liabilities of Rimbey LP will be limited to its investment therein; however, there are circumstances in which KELP could lose its limited liability, such as if KELP were to directly assume active management of Rimbey LP.

ADDITIONAL AMENDMENTS TO THE FUND DECLARATION OF TRUST AND THE CT DECLARATION OF TRUST RELATING TO MUTUAL FUND TRUST STATUS

Background

As discussed elsewhere in this Information Circular, the Fund currently qualifies as a "mutual fund trust" as defined in the Tax Act. The retention of mutual fund trust status is important for all Unitholders. Some of the implications of failing to maintain this status are briefly summarized below.

1. By virtue of its status as a mutual fund trust, the Fund has been accepted for registration as a "registered investment" for Exempt Plans. As such, Units are qualified investments for Exempt Plans. If the Fund were to have its "registered investment" status revoked in any year as a result of ceasing to be a "mutual fund trust", the Units would remain as qualified investments for Exempt Plans only until the end of the year following such year.

2. If at the end of any month an Exempt Plan holds Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Units at the time such Units were acquired by the Exempt Plan. A registered retirement savings plan or registered retirement income fund holding Units that are not qualified investments would become taxable on income attributable to the Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). A registered education savings plan which holds Units that are not qualified may have its registration revoked by the CRA.

3. The loss of mutual fund trust status would render the Fund liable for the payment of tax under Part XII.2 of the Tax Act in respect of certain designated income. The payment of Part XII.2 tax by the Fund could have adverse consequences to Unitholders who are not residents of Canada and to certain Unitholders which are tax exempt entities since the amount of cash available for distributions would be reduced by the amount of such tax.

4. The loss of mutual fund trust status would also result in the Fund ceasing to be eligible for the capital gains refund mechanism available under the Tax Act.

5. Upon the loss of mutual fund trust status, the Units held by non-residents of Canada would become taxable Canadian property. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Units constituting taxable Canadian property, subject to the application of an exemption under an income tax convention.

One of the criteria for qualification as a mutual fund trust is that the Fund not be established or maintained primarily for the benefit of non-residents of Canada. One of the ways that entities such as the Fund meet these criteria is to restrict the number of non-residents of Canada who can own securities to less than 50%. The Fund Declaration of Trust and the CT Declaration of Trust both contain provisions restricting the number of Unitholders who are non-residents of Canada (as defined in the Tax Act) to no more than 49%. For the purpose of monitoring compliance with this restriction, the Administrator regularly conducts searches with respect to the residency of its beneficial Unitholders and as of March 31, 2007 these searches indicated that approximately 24.8% of the Fund's units are beneficially owned by non-residents of Canada.

In the event that 49% or more of the Units are held by persons who are non-Canadian residents, the Fund Declaration of Trust requires the Administrator to cause a public announcement to be made and to prohibit a subscription for or transfer of Units to any person unless that person provides a declaration that it is not a non-Canadian resident. The Fund Declaration of Trust also prescribes the steps and sequence of steps to be taken by the Administrator in the event the 49% threshold is reached. In particular, the Administrator is required to restrict or to cause the restriction of the transfer of Units to non-residents and is entitled to require Unitholders who are not resident Canadians (chosen in inverse order to the order of acquisition or registration or in such other manner as the Board of Directors may consider equitable and practicable) to sell all or a portion of their Units within a specified period of 60 days from the date of notice or such shorter period as may be required to preserve the status of the Fund as a mutual fund trust. If such Units are not sold within such period, the Administrator has the right to withhold voting rights and distributions and to cause such Units to be sold on behalf of such Unitholder. The CT Declaration of Trust contains similar language to that contained in the Fund Declaration of Trust with respect to the action to be taken by the CT Trustee in the event that 49% or more of the holders of the units of the CT are non-Canadian residents.

Proposed Amendments

The current wording of the Fund Declaration of Trust provides no flexibility on the part of the Administrator to identify and implement alternative measures for maintaining the Fund's mutual fund trust status that may be available in the event of future changes to the Tax Act or other regulatory changes that may affect the determination or importance of residency in the context of maintaining mutual fund trust status. Further, while the current wording deals with the scope of liability of the Trustee in the context of

any actions it might take with respect to monitoring and maintaining the Fund's mutual fund trust status, it does not address the scope of liability of the Administrator in light of the delegation of responsibility by the Trustee to the Administrator for these matters. The proposed amendments are therefore intended to provide the Administrator with enhanced flexibility to determine the best way to maintain the Fund's mutual fund trust status and to limit the scope of liability of the Administrator in order to reflect the delegation of power from the Trustee and the Administrator's reliance on information from CDS with respect to the residency of beneficial Unitholders.

The proposed amendments to the Fund Declaration of Trust would empower the Administrator to take any of the following steps at any time in connection with maintaining the Fund's status as a mutual fund trust:

(i) require the transfer agent or registrar of the Units to refuse to accept a subscription for Units from, or issue or register a transfer of Units to, a person unless that person provides a declaration to the Administrator and the transfer agent that the Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident of Canada (as defined in the Tax Act);

(ii) send a notice to Non-resident Unitholders, chosen in such manner as the Board of Directors may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of 60 days or such shorter period as may be required to preserve the status of the Fund as a mutual fund trust within the meaning of the Tax Act. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units or provided the Administrator and the transfer agent with evidence satisfactory to the Administrator that the Units are not beneficially owned by Non-residents, the Administrator may suspend the voting and distribution rights, if any, attached to such Units until they are sold and may direct the Trustee, on behalf of such Unitholders, to sell such Units. Upon such sale, the affected Unitholders shall cease to be holders of the Units so disposed of and their rights shall be limited to receiving the net proceeds of sale (net of applicable taxes and costs of sale);

(iii) delist any listed securities of the Fund from any non-Canadian stock exchange; and

(iv) take such other actions as the Administrator determines, in its sole discretion, may be appropriate in the circumstances that will reduce or limit the number of Units held by non-residents of Canada (as defined in the Tax Act) in order for the Fund to maintain its status as a mutual fund trust.

The first two courses of action identified above are substantially similar to the steps already contemplated in the Fund Declaration of Trust; however, the Administrator is given the flexibility to implement these steps in any order and at such times as it determines are in the best interest of the Fund. Further, the last option gives the Administrator the ability to identify and pursue other avenues to address the non-resident Unit ownership issue as may be appropriate in the circumstances.

The other proposed amendments to the Fund Declaration of Trust are intended to:

- introduce flexibility to exceed the 49% non-resident Unit ownership levels if circumstances arise, such as amendments to the Tax Act, so that the Fund is no longer required to comply with this restriction in order to qualify as a mutual fund trust;

- provide clear language requiring a registered Unitholder to comply with any request to provide a declaration with respect to the residency of beneficial Unitholders for whom it holds units; and

- provide the Administrator and the Fund with certain liability protections in the event action is required to be taken to enforce the non-resident Unit ownership levels.

The Administrator would continue to be required to take steps to maintain the Fund's mutual fund trust status and to act in the best interests of the Fund. The Administrator believes that proposed amendments are consistent with the manner in which other income funds are approaching this matter.

It is proposed that similar amendments would be made to the CT Declaration of Trust, with changes as necessary to recognize the fact that the CT is not currently a mutual fund trust.

The full text of the proposed amendments to the Fund Declaration of Trust and the CT Declaration of Trust are attached as Schedule "E" to this Information Circular.

REPORT ON GOVERNANCE

Pursuant to the Fund Declaration of Trust and the Administration Agreement, the Trustee has delegated to the Administrator responsibility for the management and operation of the Fund. In addition, the Administrator is responsible for supervising the management and affairs of the business of the Partnership.

The Board of Directors is responsible for developing the Fund's approach to governance issues and considers good governance to be important to the successful operation of the Fund and to building stakeholder confidence. Sound governance establishes the foundation for the transparency and direction of the Fund's objectives, strategy, controls and overall performance. A brief description of the Fund's approach to governance is set forth below.

Mandate of the Board of Directors

The Board of Directors has adopted a written mandate in which the Board of Directors explicitly assumes responsibility for providing effective, independent supervision of the management of the Fund, the Administrator, KEP, CT and the LP. The written mandate recognizes that the fundamental objectives of the Board of Directors are (a) to advance the collective interests of the owners of the Fund and its affiliates, while recognizing that, in order for the enterprise to continue to be able to serve its owners' interests, the collective interests of employees, customers, suppliers, the communities in which it operates and the general public must also be taken into account; and (b) to promote the achievement of the long-term goals of the Fund to grow value responsibly in a sustainable manner.

The full text of the Mandate of the Board of Directors is attached as Schedule "F" hereto and can also be found on the Fund's website at www.keyera.com.

Committees of the Board of Directors

Subject to applicable law, the Board of Directors establishes and delegates powers, duties and responsibilities to committees. The Board of Directors has established three committees: an Audit Committee; a Compensation and Governance Committee; and a Health, Safety and Environment Committee. The written terms of reference for each committee were updated and amended by the Board of Directors in 2005 and the terms of reference for the Audit Committee were further amended in March 2006. The terms of reference for each committee are briefly described below. The full text of the terms of reference for each committee is available on the Fund's website at www.keyera.com . In addition, the text of the terms of reference for the Audit Committee is fully disclosed in Keyera's 2007 Annual Information Form filed on SEDAR.

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight role and other responsibilities in relation to, among other things:

- the audit of the financial statements of KEP and the Fund on a consolidated basis, managing the relationship with the auditor and meeting with the auditor as required in connection with the audit services provided by the auditor;
- the approval of any non-audit services that may be provided by the auditor, including the development of policies and recommendations regarding the engagement of the auditor and maintaining the auditor's independence;
- the distribution policy, financial structure and financing strategy for the Fund and its affiliates;
- the adequacy of disclosure controls, internal controls and accounting procedures of the Fund and its affiliates; and
- the financial risk assessment and management programs of the Fund and its affiliates.

The Audit Committee has an annual work plan which is reviewed from time to time. The following table generally outlines the Committee's anticipated schedule of activities during the year:

	TASK DESCRIPTION
Quarterly	• Review financial statements and quarterly financial releases, including a report on the external auditor's review • Review Terms of Reference • Internal controls and disclosure controls review • Legal report • Report on non-resident unitholdings • Review of non-audit services provided by auditor • Open positions report • Whistleblowers' report • In camera meeting with the Auditors • In camera meeting with the Internal Auditor • In camera meeting of independent committee members
Annually	• Officer expense account review • Review annual information form and annual report • Risk management review • Internal audit program review • Corporate insurance review • Income tax review • External audit plan review • Accounting standards developments review

Compensation and Governance Committee

The purpose of the Compensation and Governance Committee is to assist the Board of Directors in fulfilling its oversight role and other responsibilities in relation to, among other things:

- the adequacy and appropriateness of the compensation of directors and officers of the Administrator and its affiliates;
- the quality and effectiveness of the governance practices and policies of the Fund and its affiliates;

- the adoption of a strategic planning process and the review of strategic plans; and
- the identification and recommendation of nominees for election or appointment to the Board of Directors.

None of the members of the Compensation and Governance Committee are active chief executive officers with any publicly-traded entity. The Compensation and Governance Committee has developed an annual work plan which is reviewed from time to time. The following table generally outlines the Committee's anticipated activities during the year.

GOVERNANCE	COMPENSATION
• Review information circular • Review of directors & officers liability insurance • Review of Board strategic planning process and annual agenda • Review Board orientation, education and development programs • Review of Board composition and effectiveness • Review Board Mandate • Review CEO position description • Review management succession plans	• Review of report on executive compensation • Review of salary and wage recommendations • STIP bonuses finalized and approved • Review of incentive compensation programs (i.e.: LTIP, STIP), in the context of total compensation objectives, for possible changes to the programs • Review of directors' compensation and unit ownership guidelines • LTIP grants finalized and approved • Review of compensation trends, considerations and strategies • Review of executive employment agreements

Health, Safety and Environment Committee

The purpose of the Health, Safety and Environment Committee is to assist the Board of Directors in fulfilling its oversight role and other responsibilities in relation to, among other things:

- the review and assessment of the health, safety and environmental policies, practices and procedures of the Fund and its affiliates; and
- the implementation of the health, safety and environmental policies and practices and procedures of the Fund and its affiliates in light of regulatory requirements and industry standards.

In addition to its regularly scheduled meetings, the Health, Safety and Environment Committee also tours various Keyera facilities throughout the year and participates in Keyera's annual safety symposium. The Health, Safety and Environment Committee has adopted an annual work plan which is reviewed from time to time. The following list sets out the activities of the Committee's anticipated activities during the year:

- Review of asset retirement obligations
- Review of environmental performance
- Review of safety performance
- Review of risk mitigation strategies

Position Descriptions

The Board of Directors has adopted written position descriptions for the Chair of the Board of Directors, the Chair of each committee and the Chief Executive Officer. A brief summary of each of these position descriptions is provided below.

The Chair of the Board of Directors is charged with providing leadership to the Board to enable it to act as an effective team. The Chair of the Board of Directors works with the Compensation and Governance Committee in monitoring the effectiveness, performance, composition, mandate and terms of reference of the committees of the Board.

The Chair of each of the committees is responsible for providing leadership to that committee, for facilitating the flow of information between the committee and the Board of Directors, managing any outside advisors retained by the committee, overseeing the planning and organization of meetings of the committee and consulting annually with the Chair of the Board of Directors with respect to the effectiveness, performance, composition and mandate of their respective committees. The Chair of the Compensation and Governance Committee has an additional role in consulting from time to time with the Chair of the Board of Directors with respect to the assessment of the effectiveness of the Board as a whole and the composition, mandate and terms of reference for each of the committees.

The fundamental responsibility of the Chief Executive Officer is the general direction and management of the business and affairs of the Fund and its affiliates. The Chief Executive Officer also (i) acts as a liaison between the Board of Directors and management; (ii) works with the senior officers to identify material risks associated with operational and business matters; (iii) oversees the policies, procedures and practices in relation to such matters as governance, environmental, health and safety systems and control systems; (iv) is involved in succession planning and developing employee compensation packages and management development programs; and (v) participates in and oversees communications and reporting.

Selection and Nomination of Directors

In accordance with its Terms of Reference, the Compensation and Governance Committee has overall responsibility for identifying and recommending qualified individuals as nominees to be directors of the Administrator and has adopted a written procedure outlining the selection and nomination process.

Each year the Committee considers and makes recommendations to the Board of Directors with respect to the director nominees to be presented for election at the annual meeting of the Unitholders. The Board of Directors, acting on the advice of the Compensation and Governance Committee, then selects the director nominees to be nominated for election. In the event there is a vacancy prior to an annual meeting, the Compensation and Governance Committee may make a recommendation to the Board of Directors with respect to a replacement nominee to fill the vacancy.

The Committee reviews, from time to time, the size, composition and profile of the Board of Directors and, in conjunction with the Chair of the Board of Directors, periodically assesses the skills of current Board members to identify any additional skill sets from which the Board of Directors could benefit. In considering potential nominees for election as directors, the Committee reviews the qualifications of proposed director nominees in light of the foregoing and submits recommendations for nominees as directors to the Board of Directors. To assist the Committee in fulfilling its mandate, a list of potential director nominees is maintained.

Director Orientation, Education and Assessment

The Board of Directors recognizes the importance of director orientation and education. The Compensation and Governance Committee is responsible for assisting the Board of Directors in the

ongoing development of the orientation and education program. To this end, a formal orientation and education program has been approved by the Compensation and Governance Committee.

The goal of the orientation and education program is to assist directors in becoming knowledgeable about the business of Keyera and to build upon their understanding of the roles and responsibilities of directors in an evolving regulatory environment. The key elements of this program include: an orientation session for new directors, regular management presentations, an annual off-site strategy session, site tours, a Board of Directors manual (which is made available to directors in hard copy and on-line) and periodic presentations by internal or external experts on topical matters. Financial support is also available for directors to attend courses or conferences.

Director Assessment and Board Effectiveness

The Chair of the Board of Directors has primary responsibility for the assessment of director performance and the overall performance of the Board of Directors. To this end, the Board Chair meets individually with each of the directors from time to time throughout the year to discuss individual performance and overall Board performance. Based on these discussions, the Board Chair may share peer feedback with the entire Board of Directors or with individual directors as appropriate. In addition, the Chair of the Board of Directors consults from time to time with the Chair of the Compensation and Governance Committee with respect to the effectiveness, performance, composition, mandate and terms of reference for each committee and the Board of Directors.

Code of Business Conduct and Related Policies

Keyera is committed to conducting business ethically and legally. Directors, officers, employees, contractors and consultants are expected not only to comply with all applicable laws and regulations, but also to avoid situations where their personal interests conflict or appear to conflict with their duties and responsibilities to the Fund and its affiliates.

The Board of Directors has adopted a Code of Business Conduct which applies to all directors, employees and officers of the Fund and its affiliates. In support of the adoption and implementation of the Code of Business Conduct, Keyera has approved specific business conduct policies and procedures covering various matters. Directors, officers, employees and consultants are required to comply with these policies and procedures. Keyera's Insider Trading Procedure is one example of the policies and procedures that have been adopted. This procedure prescribes blackout periods and outlines the circumstances in which Keyera's directors, officer, employees and consultants will be restricted or prohibited from trading in Units or other securities. In accordance with this procedure, directors, officers and certain other employees and consultants are required to notify and obtain the permission of the Chief Financial Officer before buying or selling any Units.

An education program for employees was adopted in conjunction with the rollout of the Code of Business Conduct and the business conduct policies in 2005 and this training program continues to form the basis for the education of new employees. All employees are required to sign a certificate stating that they have reviewed the business conduct policies and, on a go-forward basis, employees will be asked, at regular intervals, to confirm that they have complied with such policies.

In conjunction with the Code of Business Conduct, the Board of Directors has also established a whistleblower hotline to provide a forum for employees, officers, contractors and consultants who have reason to believe that something may have been done illegally or contrary to Keyera policy to report these concerns to a neutral third party on a confidential basis for investigation. Quarterly reports from the whistleblower hotline are provided to the Audit Committee. The Code of Business Conduct is available on SEDAR at www.sedar.com and on the Fund's website at www.keyera.com. Copies may also be obtained from the Director, Investor Relations of the Administrator at 600, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

COMPENSATION OF THE DIRECTORS OF THE ADMINISTRATOR

Compensation of Independent Directors

The directors' compensation program is designed to attract and retain qualified people to serve on the Board of Directors. The compensation program is reviewed regularly and is set annually based on a year running from July 1 through June 30.

The compensation payable to each director, other than Mr. Bertram, for the twelve month period from January 1, 2006 through December 31, 2006 was calculated based on the following schedule of approved annual fees:

Basic annual retainer for each director including the Chair of the Board of Directors (the "**Board Retainer**")	$65,000
Annual retainer for the Chair of the Board of Directors	$65,000
Annual retainer for each committee Chair (other than the Chair of the Audit Committee)	$30,000
Annual retainer for the Chair of the Audit Committee	$45,000
Annual retainer for each committee member	$15,000
Travel fees	$750 for each flight over three hours taken by a director to attend a board or committee meeting up to a maximum of $1,500 per meeting.
Other expenses	Each director is reimbursed for out-of-pocket expenses incurred in respect of attending any board or committee meeting.
"Extraordinary" meeting fees	If, in the opinion of the Chairman of the Board of Directors, the Board or a Committee has been or will be experiencing unusually high levels of activity, designated directors are entitled to receive additional meeting fees of $1,500 per meeting. No "extraordinary" meeting fees were authorized in 2006.

Directors may elect to receive their Board Retainer in cash, Units or a combination thereof. For those directors who elect to receive all or a portion of their Board Retainer in Units, the Units are acquired on behalf of each such director on the open market pursuant to Keyera's Director Equity Participation Plan administered by Computershare.

Unit Ownership Guidelines for Independent Directors

In 2003, Unit ownership guidelines were adopted for the directors. In accordance with these guidelines, each director is expected to own a number of Units with a value equivalent to 2.5 times their annual base retainer and is expected to reach this Unit ownership level within five years of becoming a board member or five years of the adoption of the policy, which ever is later. These Unit ownership

guidelines are under review by the Compensation and Governance Committee. The following table sets out the unit ownership levels of each independent director.

Director	Number of Units Beneficially Owned or Controlled(1)	Number of Unit Awards	Total Value of Units(2)	Total Value of Unit Awards(3)	Total Value of Units and Unit Awards(4)	Value of Units and Unit Awards as a Multiple of Board Retainer(5)
Robert Catell	16,622	250	$278,518	$3,183	$281,701	4.3 times
Michael Davies	16,882	500	$282,875	$6,366	$289,241	4.5 times
Nancy Laird	17,533	500	$293,783	$6,366	$300,149	4.6 times
Peter Lougheed	7,825	500	$131,116	$6,366	$137,482	2.1 times
Neil Nichols	16,719	250	$280,144	$3,183	$283,327	4.4 times
William Stedman	32,295	500	$541,135	$6,366	$547,501	8.4 times
Wesley Twiss	14,329	500	$240,097	$6,366	$246,463	3.8 times

Notes:

(1) Number of Units beneficially owned or controlled as of April 10, 2007.

(2) Value based on the weighted average price of Units on April 10, 2007 which was $16.756/Unit.

(3) Total value of outstanding Unit Awards granted pursuant to the LTIP is calculated based on the number of outstanding Unit Awards, multiplied by the applicable adjustment ratio and the payout multiplier (as the case may be), multiplied by the weighted average price of Units on April 10, 2007, less an allowance for amounts to be settled in cash for tax withholding purposes.

(4) Value of the Units beneficially owned or controlled plus the value of the outstanding Unit Awards granted pursuant to the LTIP (calculated in accordance with the method described in Note 3)

(5) The multiples are arrived at by dividing the value of Units and Unit Awards by $65,000 which is the amount of the annual Board Retainer for each director. Multiples are rounded to the nearest first decimal place.

COMPENSATION OF THE EXECUTIVE OFFICERS OF THE ADMINISTRATOR

Executive Compensation

The following table provides a summary of compensation information for the executive officers of the Administrator (the "**Named Executive Officers**") for the three most recently completed financial years ended December 31, 2006.

	Annual Compensation					Long-Term Compensation				
						Awards		Payouts		
Name and Position	Year	Total Compensation(1)	Salary ($)	Bonus ($)	Other Annual Compensation(2)	LTIP Unit Awards Granted(3)	Value of LTIP Unit Awards(4)	LTIP Payouts ($)	Former Plan Payouts(5)	All Other Compensation ($)
James V. Bertram President and Chief Executive Officer	2006 2005 2004	1,308,041 2,343,420 394,624	350,000 300,000 260,000	210,000 234,000 80,000	Nil Nil Nil	21,000 27,500 25,000	455,700 449,350 315,500	712,164 78,638 27,747	Nil 1,699,898 Nil	35,877 30,884 26,877
David G. Smith Executive Vice President and Chief Financial Officer	2006 2005 2004	1,167,163 1,263,626 328,219	270,000 225,000 200,000	157,500 160,000 80,000	Nil Nil Nil	17,000 20,000 25,000	368,900 326,800 315,500	712,164 78,638 27,747	Nil 776,977 Nil	27,499 23,011 20,472
K. Jamie Urquhart Vice President, Foothills Region	2006 2005 2004	841,789 378,331 256,383	193,555 184,338 175,560	129,037 122,892 47,000	Nil Nil Nil	9,500 12,500 18,000	206,150 204,250 227,160	503,390 56,033 19,586	Nil Nil Nil	15,807 15,068 14,237

Name and Position	Annual Compensation					Long-Term Compensation				All Other Compens-ation ($)
						Awards		Payouts		
	Year	Total Compens-ation[1]	Salary ($)	Bonus ($)	Other Annual Compens-ation[2]	LTIP Unit Awards Granted[3]	Value of LTIP Unit Awards[4]	LTIP Payouts ($)	Former Plan Payouts[5]	
Marzio Isotti Vice President, West Central Region	2006 2005 2004	470,667 300,502 278,803	186,500 166,920 145,407	116,844 85,800 23,501	Nil Nil Nil	9,500 12,500 16,000	206,150 204,250 201,920	148,675 31,078 97,748	Nil Nil Nil	18,648 16,704 12,147
Bradley W. Lock Vice President, Engineering and Operational Services	2006 2005 2004	352,153 260,885 84,897	186,500 166,920 76,818	116,844 54,600 Nil	Nil Nil Nil	9,500 12,500 15,000	206,150 204,250 189,300	29,764 22,264 Nil	Nil Nil Nil	19,045 17,101 8,079
Kenneth W. Merritt[7] Former Vice President, Commercial Infrastructure and Marketing	2006 2005 2004	2,411,353 394,194 591,203	184,693 191,889 185,250	134,322 130,410 57,600	Nil Nil Nil	9,500 12,500 18,000	206,150 204,250 227,160	1,161,560 56,033 19,586	Nil Nil 340,411	930,778 15,862 15,356

Notes:

(1) The total compensation amounts shown are based on the total of the following categories of compensation shown in this table: salary, bonus, other annual compensation, LTIP payouts, former plan payouts and all other compensation.

(2) Perquisites and other personal benefits paid to each of the Named Executive Officers in 2006, 2005 and 2004 did not exceed in any case $50,000 or 10% of the total salary and bonus paid to such Named Executive Officer.

(3) Amounts shown represent the number of Units awarded to each Named Executive Officer pursuant to unit awards made under the LTIP each year.

(4) Amounts shown represent the dollar value of Units granted pursuant to unit awards made under the LTIP based on: (i) for awards made in 2006, the closing market price of Units on the TSX of $21.70 on June 30, 2006 (ii) for awards made in 2005, the closing market price of the Units on the TSX of $16.34 on June 30, 2005; and (iii) for awards made in 2004, the closing market price of the Units on the TSX of $12.62 on August 25, 2004; each of which was the date upon which the applicable grants were made. Each grant was made effective as of July 1 of the year in which it was made.

(5) Amounts shown for 2004 represent cash payments made to the Named Executive Officers by KEDCO, which was a non-subsidiary affiliate of the Partnership, under former long term incentive plans which were terminated in 2003. The amounts shown for 2005 represent the value of 87,500 Units and 40,000 Units (plus accumulated interest and distributions thereon), which Units were purchased by KEDCO in 2003 on behalf of Messrs. Bertram and Smith, respectively, pursuant to a former long term incentive plan, to be held by KEDCO on behalf of such Named Executive Officers until the earlier of May 30, 2005 and the termination of their employment. The Units (plus accumulated interest and distributions thereon) were delivered to Messrs. Bertram and Smith on May 30, 2005.

(6) Amounts shown include annual contributions made by the Partnership on behalf of the Named Executive Officers under the Partnership's pension plan and the value of life insurance premiums paid by the Partnership on behalf of the Named Executive Officers. The amount shown for Mr. Merritt includes amounts paid upon his resignation as an officer of the Administrator.

(7) Mr. Merritt ceased to be an officer of the Administrator effective November 30, 2006.

Long Term Incentive Plan

Purposes of the Incentive Plan

The principal purposes of the LTIP are: (a) to retain and attract qualified directors, officers, employees and consultants which the Administrator, the Fund and their affiliates require; (b) to promote a proprietary interest in the Fund by such directors, officers, employees and consultants and to encourage such persons to remain in the employ or service of the Administrator, the Fund and their affiliates and put forth maximum efforts for the success of the business of the Partnership; and (c) to focus management of the Administrator, the Fund and their affiliates on operating and financial performance and total long term Unitholder return.

Eligibility and Award Determination

In accordance with the LTIP, two types of Unit awards ("**Unit Awards**") may be granted – Restricted Awards and Performance Awards. Unit Awards may only be granted to directors, officers and key employees and consultants of the Administrator, the Fund and their affiliates (collectively, the "**Service**

Providers"). In determining the Service Providers to whom Unit Awards may be granted and the number of Units to be covered by each Unit Award, the Compensation and Governance Committee takes into account the following factors: (i) compensation data for comparable benchmark positions among comparable companies or trusts with whom the Administrator or its affiliates competes for human resources and which operate in the Canadian oil and gas sector (the "**Peer Group**"); (ii) the duties and seniority of the Service Provider; (iii) certain performance measures of the Fund compared with similar performance measures of members of the Peer Group for the most recently completed fiscal year; (iv) the individual contributions and potential contributions of the Service Provider to the success of the Fund and/or the Partnership; (v) any cash bonus payments paid or to be paid to the Service Provider in respect of his or her individual contributions and potential contributions to the success of the Fund and/or the Partnership; and (vi) such other factors as the Compensation and Governance Committee deems relevant in connection with accomplishing the purposes of the LTIP.

In the event of a change of control, the delivery dates for the Units required to satisfy the awards are accelerated provided that the Service Provider continues to make his or her services as an employee or consultant available for a period of 60 days following the date of the change of control transaction. In the event an employee is terminated without cause, the delivery dates for the Units and/or cash to satisfy the Unit Awards are accelerated to the date of termination and, in the case of Performance Awards, the Units and/or cash to be delivered are subject to adjustment depending on the date of termination in relation to the date the Performance Awards were granted.

No one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Service Provider, would entitle him or her to receive a number of Units which exceeds 5% of the outstanding Units (calculated on an undiluted basis).

Description of Unit Awards

Restricted Awards are Unit Awards under which the recipient of the award is entitled to receive Units in three equal instalments on each of the first, second and third anniversaries of the granting of the award. Performance Awards are Unit Awards under which the recipient of the award is entitled to receive Units on the third anniversary of the granting of the award. The number of Units issued in each case (or delivered if the Units to satisfy the awards are acquired in the market) increases to reflect actual cash distributions of the Fund during the time from the grant of the award to the issuance of the Units. In addition, the number of Units granted under Performance Awards varies according to a formula approved from time to time by the Board of Directors. The formula is based on the average of the actual cash distributions per Unit during the time from the effective date of the award to the issuance of Units, and is zero if the average of the actual cash distributions during this period does not reach a specified threshold. The Board of Directors has discretion to revise from time to time the formula used to determine the payout multiplier applicable to Performance Awards, provided the following conditions are met: (i) the minimum threshold amount of average cash distributions per Unit to be achieved before a Performance Award vests cannot be less than $1.09 which is the amount which has been previously approved by Unitholders and the TSX; and (ii) in no event can any formula approved by the Board of Directors result in a revised payout multiplier which is greater than the multiplier that would have been applicable using the original multiplier approved by Unitholders and the TSX. See "Report on Executive Compensation – LTIP".

Settlement of Unit Awards

Under the terms of the LTIP, there are two options available for the settlement of Unit Awards: settlement by delivery of Units to the recipient of the Unit Awards or settlement by payment of cash upon surrender by the recipient of the right to receive Units pursuant to the Unit Awards. The manner of settlement of the Unit Awards is at the discretion of the Board of Directors. If the Unit Awards are settled, in whole or in part, by payment of cash, the recipient of the Unit Award will be paid an amount equal to the aggregate current market value of the Units that would otherwise have been delivered on the delivery date based on the closing price of the Units on the TSX on the day immediately preceding such delivery date in consideration of the recipient surrendering the right to receive Units under the Unit Award. In November 2006, the LTIP was amended to remove the ability of the Fund to issue Units from treasury to settle Unit

Awards. As a result, if the Units Awards are settled by delivery of Units, those Units must be acquired in the market for delivery to the recipient of the Unit Awards.

Administration of the Incentive Plan

Under the terms of the LTIP, the Compensation and Governance Committee has the authority to administer the LTIP and to exercise the power and authority granted to it or necessary or advisable in the administration of the LTIP, including, without limitation, the authority to make Unit Awards, to determine to whom and the times at which Unit Awards will be granted, to determine the number of Units to be covered by each Unit Award, to prescribe, amend and rescind rules relating to the LTIP and to make all other determinations necessary or advisable for the administration of the LTIP. The determinations of the Compensation and Governance Committee are subject to review and approval by the Board of Directors. The Administrator retains the right to amend from time to time or to terminate the terms and conditions of the LTIP by resolution of the Board of Directors, subject to applicable laws and any terms and conditions imposed by regulatory authorities, including the TSX. Because Units are no longer issued from the treasury of the Fund, the LTIP is no longer considered to be a "securities based compensation arrangement" under the rules of the TSX and therefore at present, Unitholder approval for amendments to the LTIP is not required.

LTIP Awards During the Year Ended December 31, 2006

Named Executive Officer	Effective date of Award	Restricted Awards(1)	Performance Awards(1)	Performance or other Period until Maturation of Payout(2)
James V. Bertram	July 1, 2006	0	21,000	July 1, 2009
David G. Smith	July 1, 2006	0	17,000	July 1, 2009
K. Jamie Urquhart	July 1, 2006	0	9,500	July 1, 2009
Marzio Isotti	July 1, 2006	0	9,500	July 1, 2009
Bradley Lock	July 1, 2006	0	9,500	July 1, 2009
Kenneth Merritt	July 1, 2006	0	9,500	n/a(3)

Notes:

(1) Refer to the discussion under the heading "Long Term Incentive Plan - Description of the Units" for a discussion of the adjustments to the number of Units subject to Performance Awards.

(2) Units are awarded on the third anniversary of the effective date of the award.

(3) Ken Merritt ceased to be an officer as of November 30, 2006. Accordingly, all Unit Awards were settled in cash in accordance with the terms of the LTIP and the Performance Awards granted on July 1, 2006 are no longer outstanding.

Employment Contracts

The Administrator has entered into employment agreements with each of James Bertram, David Smith, Jamie Urquhart, Marzio Isotti and Bradley Lock, as well as certain other senior officers. These agreements provide for the base salary, benefits, and participation in incentive compensation programs relating to each officer's employment with the Administrator. Each agreement also provides for severance payments if the officer is terminated without cause. For each of Messrs. Smith, Urquhart, Isotti and Lock, the severance payment would be between 24 to 30 months base salary and benefits (depending on length of service), plus an amount equal to two times the greater of the officer's target bonus under the STIP or his most recent annual bonus under the STIP. In the case of Mr. Bertram, the severance payment would be equal to 36 months' base salary and benefits, plus an amount equal to three times the greater of his target bonus under the STIP or his most recent annual bonus under the STIP. In addition, Mr. Bertram's agreement provides that he would be entitled to the same severance payment in the event of a change of control of the Administrator. In all cases, Unit Awards granted pursuant to the LTIP vest and are payable in accordance with the terms of the LTIP.

These agreements also provide that, in the event of termination for any reason, and for a period of 18 months thereafter, the officer will observe certain non-solicitation and non-disclosure obligations and will refrain from influencing or attempting to influence the management, Board of Directors or policies of the Administrator.

Unit Ownership Guidelines for Officers

To reinforce the alignment of the interests of the senior officers of the Administrator with Unitholders, the Administrator instituted unit ownership guidelines in 2003. Officers are given five years in which to comply with the unit ownership guidelines.

The following table sets forth the Unit ownership guidelines and Unit holdings of the named executive officers of the Administrator.

Named Executive Officer	Minimum Unit Ownership Requirement	Number of Units Beneficially Owned or Controlled(1)	Number of Unit Awards	Total Value of Units(2)	Total Value of Unit Awards(3)	Total Value of Units and Unit Awards(4)	Value of Units and Unit Awards as a Multiple of Annual Base Salary
James V. Bertram	3 x base salary	187,455	69,334	$3,140,996	$918,819	$4,059,815	11.6 times
David G. Smith	2 x base salary	82,355	57,834	$1,379,940	$797,810	$2,177,750	8.1 times
K. Jamie Urquhart	1 x base salary	16,099	37,000	$269,755	$533,595	$803,350	4.2 times
Marzio Isotti	1 x base salary	10,059	35,334	$168,549	$498,578	$667,127	3.6 times
Bradley W. Lock	1 x base salary	1,722	34,500	$28,854	$481,056	$509,910	2.7 times

Notes:

(1) Number of Units beneficially owned or controlled as of April 10, 2007.

(2) Value based on the weighted average price of Units on April 10, 2007 which was $16.756/Unit.

(3) Total value of outstanding Unit Awards granted pursuant to the LTIP is calculated based on the number of outstanding Unit Awards, multiplied by the applicable adjustment ratio and the payout multiplier (as the case may be), multiplied by the weighted average price of Units on April 10, 2007, less an allowance for amounts to be settled in cash for tax withholding purposes.

(4) Value of the Units beneficially owned or controlled plus the value of outstanding Unit Awards granted pursuant to the LTIP (calculated in accordance with the method described in Note 3)

(5) Multiple calculated by dividing the total value of Units and Unit Awards as of April 10, 2007 divided by the base salary for each Named Executive Officer as identified in the compensation table under the heading "Compensation of the Executive Officers of the Administrator - Executive Compensation"

Insurance and Indemnification of Directors and Officers

The directors and officers of the Administrator and its affiliates are covered under a directors' and officers' insurance policy. In addition, each director and officer of the Administrator and its affiliates is indemnified by the Fund, the Partnership and the Administrator pursuant to the Fund Declaration of Trust, the partnership agreement of the Partnership and the bylaws of the Administrator. There are also formal indemnification agreements in place among the Fund, the Partnership and each director and officer of the Administrator and its affiliates. Pursuant to these indemnification agreements, each director and officer is indemnified against liability and costs in respect of any action or suit against him or her in connection with the execution of his or her duties of office, subject to certain usual limitations.

REPORT ON EXECUTIVE COMPENSATION

Compensation Program

The objectives of the compensation program for the executive officers are (i) to retain and attract qualified leaders and managers, (ii) to compensate them at a level that is competitive with similar positions among the Fund's peer group, and (iii) to appropriately recognize and reward their performance in achieving short term and long term objectives that are consistent with the objectives of the Unitholders. The compensation program is designed to create a performance-based culture by emphasizing compensation that is related to individual, business unit and organization-wide performance. The Compensation and Governance Committee reviews the executive compensation program on an annual basis, and recommends changes as appropriate so that the program can continue to meet these objectives.

The Compensation and Governance Committee has engaged an independent professional compensation advisor, Mercer Human Resource Consulting ("**Mercer**"), to provide advice on the design of the compensation package for the executive officers and to compare Keyera's program with its competitors' programs. Mercer has also been retained to provide research, advice and recommendations with respect to compensation of the directors and employees of the Administrator.

Total compensation and each component of the compensation package for each executive position are reviewed regularly and compared to compensation packages for similar positions within a peer group from an independent survey of energy industry compensation. The primary peer group used for comparative purposes includes 27 entities in the petroleum industry that range between approximately 50% and 200% of the Fund's market capitalization. Mercer provides assistance to the Compensation and Governance Committee by helping to identify the comparative peer groups, and benchmark market data, as well as providing general observations with respect to market trends and issues. The Compensation and Governance Committee takes the analysis provided by Mercer into account in its review of compensation packages. Ultimately however, the decisions of the Compensation and Governance Committee remain the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The compensation program consists of four primary components: base salaries, benefits, the STIP and the LTIP. The following table briefly outlines each of these components.

Component	Eligibility	Performance Period	Determination
Base Salary	All employees	1 year	Salary ranges are based on market competitiveness and are annually reviewed and benchmarked against energy industry peer groups. Individual salaries are based on individual and corporate performance.
STIP	All Employees	1 year	The STIP design is based on market competitiveness and business objectives. Actual awards are based on organizational performance and individual performance.
LTIP	Directors, Officers, and certain key employees and consultants	1 year	The LTIP design is based on market competitiveness and organizational performance. Restricted Awards may be awarded annually based on individual and organizational performance. The actual payouts reflect the value of the Fund's Units and the reinvestment of notional distributions over the performance period.
		3 years	Performance Awards may be awarded annually based on individual and organizational performance. Actual payout reflects the value of the Fund's Units, the achievement of

Component	Eligibility	Performance Period	Determination
			performance factors and the reinvestment of notional distributions over the performance period.
Pensions and Benefits	All Employees	Continue through employment. Pensions and certain other benefits continue post-retirement	Pension and benefits plans are based on market competitiveness and are reviewed across the organization and compared with results received from an independent survey of energy industry benefits. Named executive officers are eligible to receive perquisites available to all employees and certain additional perquisites are provided to eligible executives.

Base Salary

Base salaries for all employees are reviewed annually and adjusted, as appropriate, based on individual performance, competencies, responsibilities and competitive market data. The Compensation and Governance Committee reviews the salary ranges for all officers based on external salary surveys. The Committee determines and recommends for approval by the Board of Directors the actual base salary for the Chief Executive Officer. The Committee also reviews the compensation recommendations made by the Chief Executive Officer with respect to the other officers and makes recommendations for approval by the Board of Directors thereon.

STIP

The STIP is an annual cash bonus program. The amount of the bonus is based primarily on Keyera's annual financial performance, adjusted for achievements that are measured against specific business unit and individual objectives related to financial and operating measures, including safety. The annual performance targets are based on two components, individual and organizational performance, with organizational performance increasing in importance in more senior positions. Overall organizational performance is measured primarily on the basis of distributable cash flow per unit and individual performance is evaluated through Keyera's performance management system. For the Chief Executive Officer, organizational performance is weighted at 90 percent with the balance of 10 percent connected to individual performance. For the Executive Vice President, individual performance has a 20 percent weighting with organizational performance at 80 percent. For vice presidents, individual performance is weighted at 30 percent of the total bonus award and organizational performance accounts for 70 percent of the total bonus.

The STIP bonus is paid from a pool of funds generated from annual distributable cash flow (the size of the bonus pool is related to the level of distributable cash flow per unit). In 2006, the bonus range established for the executive group (other than the Chief Executive Officer) was 16 to 80 percent of base salary. Effective January 1, 2006, the bonus range established for the Chief Executive Officer was 20 to 100 percent of base salary.

LTIP

The LTIP awards are granted on an annual basis and are designed to reward performance that is consistent with the objectives of Unitholders. Awards are determined as part of an overall total compensation package. At the executive level, all of the LTIP awards for 2006 were Performance Awards that vest at the end of three years. The number of Units that are issued pursuant to the Performance Awards depends upon the three-year average annual cash distributions per Unit for the three years following the effective date of the award. The adjustment ratio for Performance Awards increases the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its Unitholders during the term that the Performance Award is outstanding. The table below describes the relationship between the three-year average annual cash distribution per Unit and the payout multiplier:

Three-Year Average Annual Cash Distributions Per Unit				
	July 1, 2004 Grant	**July 1, 2005 Grant**	**July 1, 2006 Grant**	**Payout Multiplier**
	Less than $1.15	Less than $1.32	Less than $1.42	Nil
First Range	$1.15 – $1.22	$1.32 – $1.39	$1.42 - $1.51	50% - 99%
Second Range	$1.23 - $1.38	$1.40 - $1.55	$1.52 - $1.71	100% - 199%
Third Range	$1.39 and greater	$1.56 and greater	$1.72 and greater	200%

The performance standards and thresholds for the Performance Awards are reviewed and determined on an annual basis. The performance standards and thresholds are adjusted by the Compensation and Governance Committee each year to reflect the level of cash distributions per Unit achieved in the preceding year.

Pension and Benefits

Keyera has a defined contribution pension plan which has the same provisions for all eligible employees, including the Named Executive Officers. Keyera makes pension contributions on behalf of all employees, based on a combination of the employees' age plus years of credited service. The contributions made on the employees' behalf into their choice of investment option, are accumulated with investment earnings to provide a fund to be used at retirement to secure a monthly pension for the employee. The contribution rates are as follows: age plus years of credited service of less than 45 - 6% of base earnings, 45 or more but less than 55 - 8% of base earnings and 55 or more - 10% of base earnings. Keyera does not offer a defined benefit pension plan to any of its employees, including the Named Executive Officers.

In addition to participating in benefits programs that are available to all other employees, the Named Executive Officers are eligible for certain other benefits including additional life insurance, perquisite allowances and an executive medical program. The total value of these additional benefits is less than $50,000 or 10% of their respective annual salary and bonus.

Composition of the Compensation and Governance Committee

The Compensation and Governance Committee is comprised of four directors: Nancy M. Laird (Chair), E. Peter Lougheed, P.C., C.C., Q.C., H. Neil Nichols, and William R. Stedman. No member of the Committee is an officer or employee of Keyera and each member satisfies the applicable independence and experience requirements of the laws governing Keyera, the stock exchanges on which the Fund's securities are listed and securities regulatory authorities having jurisdiction over Keyera.

The Compensation and Governance Committee is responsible for, among other things, reviewing and making recommendations in respect of executive compensation matters. The Compensation and Governance Committee confirms that it understands the executive employment and compensation arrangements, including the long term implications thereof. The Committee is satisfied that these arrangements are aligned with Keyera's performance and reflect competitive market practices. The Chair of the Compensation and Governance Committee will be available to answer questions relating to Keyera's executive compensation policies and programs at the Meeting.

This report on executive compensation is respectfully submitted to the Unitholders by the Compensation and Governance Committee.

Nancy M. Laird (Chair)
E. Peter Lougheed, P.C., C.C., Q.C.
H. Neil Nichols
William R. Stedman

PERFORMANCE ANALYSIS

The following graph compares the total cumulative return, including distributions, to Unitholders for $100 invested in Units of the Fund with the total cumulative return, including dividends and distributions, of the S&P/TSX Composite Index for the period from the Fund's initial public offering on May 30, 2003 to December 29, 2006. On December 29, 2006, which was the last trading day in 2006, the closing price of the Units on the TSX was $16.64. The Units are listed on the TSX under the symbol KEY.UN.



$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
29-May-03
30-Jun-03
30-Sep-03
31-Dec-03
31-Mar-04
30-Jun-04
30-Sep-04
31-Dec-04
31-Mar-05
30-Jun-05
30-Sep-05
30-Dec-05
31-Mar-06
30-Jun-06
29-Sep-06
29-Dec-06
KEY.UN
S&P/TSX Composite

	May 29, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003	March 31, 2004	June 30, 2004	Sept 30, 2004	Dec 31, 2004	March 31, 2005	June 30, 2005	Sept 30, 2005	Dec 30, 2005	March 31, 2006	June 30, 2006	Sept 29, 2006	Dec 29, 2006
Keyera Facilities Income Fund	$100	$112	$114	$130	$128	$130	$144	$161	$169	$186	$215	$247	$262	$254	$249	$211
S&P/TSX Composite	$100	$102	$109	$120	$126	$125	$127	$135	$141	$145	$161	$165	$177	$170	$172	$189

INTEREST OF THE ADMINISTRATOR AND THE DIRECTORS AND OFFICERS OF THE ADMINISTRATOR IN MATTERS TO BE ACTED UPON

None of the Administrator, the directors or executive officers of the Administrator, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, none of the Administrator, any director, nominee for director, or executive officer of the Administrator, or any associate or affiliate of any of them, has a

material interest in any transaction since January 1, 2006 or in any proposed transaction that has materially affected or would materially affect the Fund or its subsidiaries.

INDEBTEDNESS OF THE DIRECTORS AND EXECUTIVE OFFICERS OF THE ADMINISTRATOR

None of the directors or executive officers of the Administrator, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Fund or the Administrator at any time since January 1, 2006.

LEGAL MATTERS

Stikeman Elliott LLP and Burnet, Duckworth & Palmer LLP, Canadian legal counsel to the Fund and the Administrator, and Dorsey & Whitney LLP, U.S. legal counsel to the Fund and the Administrator, have advised the Fund and the Administrator with respect to certain Canadian legal matters described in this Information Circular. As of the date hereof, partners and associates of each of these firms each owned beneficially, directly or indirectly, less than 1% of the Units.

ADDITIONAL INFORMATION

The Fund files its annual information form, financial statements, management's discussion and analysis, information circulars and press releases with Canadian securities regulatory authorities. Copies of such documents, and additional information related to the Fund, may be obtained on SEDAR at www.sedar.com or from the Director, Investor Relations of the Administrator at 600, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

SCHEDULE "A"
SPECIAL RESOLUTION REGARDING THE RATIFICATION AND APPROVAL OF THE UNITHOLDER RIGHTS PLAN

WHEREAS the capitalized terms not otherwise defined in this resolution shall have the same meaning as in the Proxy Statement and Information Circular of Keyera Facilities Income Fund (the "**Fund**") dated April 30, 2007;

NOW THEREFORE BE IT RESOLVED, as a Special Resolution of Unitholders, that:

1. the Rights Agreement dated April 30, 2007 between the Fund and Computershare Trust Company of Canada, as Rights Agent, implementing the Rights Plan substantially as described in the Information Circular dated April 30, 2007 and the issuance of Rights as contemplated thereby is hereby ratified and approved; and

2. any one or more directors or officers of the Administrator be and are hereby authorized for and on behalf of the Fund and the Administrator to execute and deliver, whether under corporate seal or otherwise, all such other instruments, certificates, documents, directions, notices, acknowledgments and receipts and to perform and to do all such other acts and things as such director or officer in his or her discretion may consider to be necessary or advisable for the purposes of giving effect to this resolution.

SCHEDULE "B"
SPECIAL RESOLUTION REGARDING THE REORGANIZATION OF THE FUND AND ITS SUBSIDIARIES

WHEREAS the capitalized terms not otherwise defined in this resolution shall have the same meaning as in the Proxy Statement and Information Circular of Keyera Facilities Income Fund (the "Fund") dated April 30, 2007;

NOW THEREFORE BE IT RESOLVED, as a Special Resolution of the Unitholders, that:

1. each of (a) the Plan of Arrangement, (b) the Reorganization of the Fund and certain of its subsidiaries, along with the transactions contemplated in connection with such Reorganization, (c) such amendments to the Fund Declaration of Trust as, in the opinion of the Board of Directors, are necessary or desirable to give effect to the reorganization, and (d) such amendments to the CT Declaration of Trust as, in the opinion of the Board of Directors, are necessary or desirable to give effect to the reorganization, all as more particularly described in the Information Circular, is hereby authorized and approved;

2. the approvals of the Board of Directors referred to in the preceding paragraph shall be conclusively evidenced by resolutions adopted by the Board of Directors; and

3. notwithstanding that this Special Resolution has been passed by the Unitholders of the Fund or that the Arrangement has been approved by the Court, the Board of Directors is hereby authorized, in its discretion and without the further approval of the Unitholders, to:

    a. amend the Plan of Arrangement to the extent permitted under its terms, and subject to the limit on the Board of Director's discretion in that regard set forth in the Information Circular;

    b. decide not to proceed with the Arrangement at any time prior to the acceptance for filing by the Registrar of the Articles of Arrangement; or

    c. revoke this Special Resolution before it is acted upon; and

4. any director or officer of the Administrator, as applicable, is authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents, agreements and instruments (including, without limitation, the Plan of Arrangement, a supplemental trust indenture or amended and restated Fund Declaration of Trust and a supplemental trust indenture or amended and restated CT Declaration of Trust) on behalf of the Fund, and to do or cause to be done all such other acts and things as such director or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument by such person or the doing of any such act or thing.

SCHEDULE "C"
INTERIM ORDER

Action No. 0701-04383

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING KEYERA ENERGY MANAGEMENT LTD., KEYERA FACILITIES INCOME FUND, KEYERA FACILITIES COMMERCIAL TRUST, THE HOLDERS OF TRUST UNITS OF KEYERA FACILITIES INCOME FUND AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

BEFORE THE HONOURABLE Mr. JUSTICE A.G. PARK IN CHAMBERS	)))	At the Court House, in the City of Calgary in the Province of Alberta, on Monday, the 30th day of April, 2007

INTERIM ORDER

UPON the Petition of Keyera Energy Management Ltd. ("**KEML**");

AND UPON reading the Petition and the Affidavit (the "**Affidavit**") of David G. Smith, Executive Vice-President and Chief Financial Officer of KEML, sworn April 26, 2007, filed;

AND UPON hearing counsel for KEML, Keyera Facilities Income Fund (the "**Fund**") and Keyera Facilities Commercial Trust ("**CT**");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the "**ABCA**") and that the Executive Director neither consents to nor opposes this application for an Interim Order;

FOR THE PURPOSES OF THIS ORDER:

(a) capitalized terms not defined in this order (the "**Order**") shall have the meanings attributed to them in the draft proxy statement and information circular (the "**Information Circular**") of the Fund, which is attached as Exhibit "A" to the Affidavit; and

(b) all references to "Arrangement" used herein mean the Plan of Arrangement as described in the Affidavit and in the form attached as Schedule "D" to the Information Circular.

IT IS HEREBY ORDERED THAT:

The Meeting

1. The Meeting shall be a meeting of holders (the "Unitholders") of trust units of the Fund.

2. KEML and the Fund are authorized and directed to call, hold and conduct the Meeting in accordance with the notice of meeting (the "Notice of Meeting") accompanying the Information Circular, the Fund Declaration of Trust, applicable securities laws, this Order, any further order of this Court and the rulings and directions of the Chairman of the Meeting, and in that connection to submit the Plan of Arrangement to the Meeting for the consideration of Unitholders.

Amendments

3. KEML, as administrator of the Fund, is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine to be necessary or desirable, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution, without any additional notice to the Unitholders, unless this Honourable Court shall direct otherwise; however, the board of directors (the "**KEML Board**") of KEML will not exercise their discretion to amend the Plan of Arrangement if such changes would result in the Unitholders being treated in a way that is materially different, and adverse, as compared to the treatment described in the Information Circular.

Adjournments and Postponements

4. The KEML Board, if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement.

5. In the event there is not a quorum for the Meeting as provided for in paragraph 29 hereof, the Fund (acting through the Chairman of the Meeting), if it deems it advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement.

Record Date for Notice

6. The record date for determination of Unitholders entitled to receive the Notice of Meeting, Notice of Petition, Information Circular and proxies shall be April 24, 2007 (the "**Record Date**").

Notice of Meeting

7. The Fund shall give notice of the Meeting in the form of the Notice of Meeting. The Notice of Meeting shall be given, by one of the methods set out in paragraph 12 of this Order, not later than 21 days prior to the date established for the Meeting in the Notice of Meeting.

8. Accidental failure or omission to give notice of the Meeting to any one or more Unitholders, or any failure or omission to give notice as a result of events beyond the reasonable control of the Fund (including, without limitation, inability to utilize postal services or transmission interruptions) shall not constitute a breach of this Order or a defect in the calling of the Meeting, but if any such failure or omission is brought to the attention of the Fund it shall be rectified by the Fund by the method and in the time most reasonably practicable in the circumstances.

9. The Notice of Meeting shall be deemed to have been received in accordance with paragraph 15 of this Order.

The Information Circular

10. The Fund is authorized and directed to send the Information Circular to Unitholders and is specifically authorized to incorporate by reference the documents listed therein. The Information Circular shall be distributed or made available in accordance with paragraph 12 of this Order and shall be deemed to have been received in accordance with paragraph 15 of this Order.

Solicitation of Proxies

11. The Fund is authorized to use the proxies enclosed with the Information Circular, subject to its ability to insert dates and other relevant information in the final forms of such proxies. The Fund is authorized, at its expense, to solicit proxies, directly and through its and KEML's officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal and electronic communication as it may determine.

Method of Dissemination

12. The Notice of Meeting, Notice of Petition, Information Circular, proxies and any other communication(s) and/or documents relating to the Meeting as determined by the Fund (including a copy of this Order) shall be disseminated, distributed, sent, served upon and given to Unitholders in one or more of the following methods:

(a) registered Unitholders of record as of the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to all such Unitholders at his, her or its address, as shown on the books or records of the Fund, on the Record Date; or

(b) non-registered Unitholders of record on the Record Date, by providing multiple copies of the Meeting materials, to intermediaries and registered nominees and their agents in accordance with procedures and timing requirements prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as applicable,

and shall be sent to the Executive Director, the directors and auditors of the Fund and KEML, and the trustee of the Fund and electronically filed with the Toronto Stock Exchange and all provincial and territorial securities commissions in Canada via the system for electronic document analysis and retrieval; and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

13. Notice of any amendments, updates, or supplements to any of the information provided pursuant to paragraph 12 of this Order may be communicated to Unitholders by press release, newspaper advertisement or by notice to Unitholders by one of the methods specified in paragraph 12 of this Order, or by such other means as determined to be the most appropriate method of communication by the KEML Board, in the circumstances.

14. The accidental failure or omission to give notice of the Meeting to any one or more Unitholders, or any failure or omission to give notice as a result of events beyond the reasonable control of the Fund (including without limitation any inability to utilize postal services) shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting.

Deemed Receipt of Notice

15. The Notice of Meeting, Notice of Petition, Information Circular, proxies and a copy of this Order shall be deemed, for the purposes of this Order, to have been received by Unitholders:

(a) in the case of mailing, three days after delivery thereof to the post office;

(b) in the case of personal delivery, upon receipt thereof by the intended addressee or, in the case of delivery by courier, one Business Day after receipt by the courier; and

(c) in the case of facsimile transmission, upon time transmission thereof.

16. The Chairman of the Meeting shall be the person designated in the by-laws of KEML, or if so determined by the KEML Board, a member of the KEML Board present at the Meeting and selected for that purpose by the KEML Board present. The duties and authorities of the Chairman shall extend in every respect to the conduct of the Meeting.

Scrutineers

17. Subject to its agreement, the scrutineers for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose). The duties of the scrutineers shall be, inter alia, to monitor and report on attendance and to monitor and report on all ballots and motions taken at the Meeting. The duties of the scrutineers shall extend to:

(a) invigilating and reporting to the Chairman on the deposit and validity of proxies;

(b) reporting to the Chairman on the quorum of the Meeting;

(c) reporting to the Chairman on any polls taken or ballots cast at the Meeting; and

(d) providing to the Fund and to the Chairman and to the Secretary of the Meeting (described below) written reports on matters related to their duties.

Secretary

18. The Secretary of the Meeting shall be the Corporate Secretary of KEML, or in his absence, a person (who need not be an officer or employee of KEML) selected for that purpose by the Chairman of the Meeting, provided that the Secretary shall be entitled to retain others to assist in the performance of his duties. The Secretary shall be responsible for maintaining, or causing to be maintained, the records and proceedings of the Meeting.

Deposit of Proxies

19. Proxies from the registered Unitholder must be deposited with the scrutineers at the office of the scrutineers designated in the Notice of Meeting, or with persons appointed by the scrutineers for that purpose, not less than 24 hours (excluding Saturdays, Sundays and statutory holidays in Alberta) prior to the time set for the Meeting, or any adjournment or postponement of the Meeting.

20. Proxies from the registered Unitholder must be completed and executed in accordance with the instructions contained thereon. Proxies from the registered Unitholder must be actually delivered to the Fund or the scrutineers prior to or by the time prescribed in paragraph 19 above.

21. Proxies from non-registered Unitholders must be completed in accordance with applicable securities rules and the procedures adopted by CDS Clearing and Depository Services Inc. and its participants and agents.

22. The Chairman is authorized to, but need not, accept any form of proxy other than the forms prescribed herein which are reasonably believed by the Chairman to be in a lawful form, to be genuine, and to indicate the voting intention of the Unitholder or its proxy.

Revocation of Proxies

23. Proxies given by the registered Unitholder for use at the Meeting may be revoked at any time prior to their use. The registered Unitholder giving a proxy may revoke the proxy: (a) by instrument in writing executed by the Unitholder or by his or her attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing, and deposited either with the Fund or with the scrutineers at the office of the scrutineers designated in the Notice of Meeting and the Information Circular not later than 5:00 p.m. (Calgary time), on the Business Day preceding the day of the Meeting immediately prior to the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or adjournment or postponement thereof); (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked; (c) by voting in person at the Meeting (although attendance at the Meeting will not in and of itself constitute a revocation of proxy); or (d) in any other manner permitted by law.

24. Non-registered Unitholders must follow the procedures established by their broker or intermediary if they wish to revoke a proxy or voting instruction.

25. The Chairman shall have the authority to determine whether any proxy and/or revocation of any proxy and/or reasonable facsimile thereof:

(a) has been properly executed;

(b) has been properly delivered;

(c) is genuine; and/or

(d) indicates the intention of the Unitholder submitting the same.

26. Any ruling of the Chairman shall be final and determinative, provided that: (a) the Chairman shall be required to report to the Fund the ruling thereon, and (b) any person properly appearing before this Court who wishes to contest any such ruling may do so in proceedings in this Court.

27. The right is reserved to the Chairman to waive any timing or deposit requirement (individually in any particular case or collectively in any series of cases) prescribed above, provided that he instructs the scrutineers prior to the last time at which any proxy or revocation is to be used.

General Procedures

28. A ballot may be taken on the Arrangement Resolution presented to the Meeting, and on any other matters properly coming before the Meeting, as ruled upon by the Chairman. The result of any ballot taken shall be final and determinative of the question or resolution on which the ballot is taken (subject to any contest thereon brought in any proceedings before this Court).

Quorum and Voting

29. The quorum required at the Meeting will be two Unitholders present in person, or represented by proxy, at the opening of the Meeting, and holding or representing not less than 5% of the units entitled to be voted at the Meeting, provided that if a quorum is not so present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a Business Day and, if such day is not a Business Day, the Meeting shall be adjourned to the next Business Day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Unitholders present, if at least two, shall be a quorum for all purposes.

30. The vote required to approve the Arrangement Resolution is 66⅔% of the votes actually cast by Unitholders (not counting for this purpose abstentions, spoiled votes, illegible votes and/or defective votes). Unitholders present or represented by proxy at the Meeting shall vote together on the Arrangement Resolution as a single class. For these purposes, each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution. Each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of all matters to be considered at the Meeting.

31. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

Permitted Attendees

32. The persons entitled to be present at the Meeting are those entitled to be present pursuant to the Fund Declaration of Trust and applicable securities law, including, or as well as, as the case may be, the following persons:

(a) the Chairman;

(b) the Unitholders or their proxies;

(c) the directors and officers of KEML;

(d) the trustee of the Fund;

(e) the scrutineers (and their representatives for that purpose);

(f) the Secretary (and his assistants);

(g) the auditors of the Fund;

(h) the legal and financial advisors of the Fund;

(i) the Executive Director (and his representatives); and

(j) other persons with the permission of the Chairman.

33. Except for Unitholders or their proxies and the Executive Director, who may address the Meeting as of right, the Chairman shall be entitled to determine which other persons may address the Meeting.

Variance

34. KEML is entitled at any time to seek leave to vary this Order.

Service of Notice of Sanction Hearing

35. The persons entitled to be served with or given notice of any further proceedings herein, including any hearing to sanction and approve the Plan of Arrangement, and to appear and to be heard thereat, shall be only (a) the Executive Director, and (b) the persons who have delivered a notice of intention to appear ("**Notice of Intention to Appear**") in accordance with the notice provisions set out in paragraph 41 below.

36. Delivery of a copy of this Order and the Notice of Petition in the Information Circular in the manner prescribed above shall constitute good and sufficient service and notice of the hearing to approve the Plan.

37. Upon compliance with paragraphs 35 and 36 above no further or other notice of the hearing to approve the Plan of Arrangement shall be required.

Final Application

38. Subject to further order of this Court and provided that Unitholders have approved the Arrangement Resolution and the KEML Board has not revoked that approval, KEML may proceed with an application for approval of the Arrangement and the Final Order on Wednesday, June 6, 2007 at 1:30 p.m. (Calgary time) or so soon thereafter as counsel may be heard at the Court House, 611 - 4th Street S.W., Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Unitholders, KEML, the Fund and CT and the other persons named in the Plan of Arrangement will be bound by the Arrangement in accordance with its terms.

39. Notwithstanding the approval of the Arrangement Resolution or the approval of this Court, the KEML Board may, without further notice to or approval of the holders of Units, terminate the Arrangement at any time prior to the Effective Time.

40. The KEML Board may waive any condition to the implementation of the Arrangement prior to the Effective Time.

Interested Persons

41. Any Unitholder and any other interested person may appear on, and make submissions at, the application for the Final Order, provided that such Unitholder or other interested person shall file with this Court and serve on the Fund, by service on the Fund's counsel, on or before 4:00 p.m. (Calgary time) on May 30, 2007, a Notice of Intention to Appear, together with any evidence or materials which are to be presented to the Court, setting out each Unitholder's or other interested person's address for service by ordinary mail and indicating whether such Unitholder or other interested person intends to support or oppose the application or make submissions thereat, such Notice of Intention to Appear to be effected by delivery to the counsel for the Fund at the address set forth below:

Stikeman Elliott LLP
4300, 888 — 3rd Street S.W.
Calgary, Alberta T2P 5C5
Attention: Lou A. Cusano

42. If the application for the Final Order is adjourned, only those holders or persons who have filed a Notice of Intention to Appear in accordance with paragraph 41 above need be served with notice of the adjourned date.

Precedence

43. To the extent of any inconsistency or discrepancy with respect to the matters determined in this Order, between this Order and the terms of any instrument creating or governing or collateral to the Units or to which the Units are collateral, the Fund Declaration of Trust or to the articles and/or by-laws of KEML, this Order shall govern.

"A.G. Park"
Justice of the Court of Queen's Bench of Alberta

SCHEDULE "D"
PLAN OF ARRANGEMENT

UNDER SECTION 193
OF THE BUSINESS CORPORATIONS ACT (ALBERTA)
INVOLVING AND AFFECTING KEYERA ENERGY MANAGEMENT LTD., KEYERA FACILITIES INCOME FUND, KEYERA FACILITIES COMMERCIAL TRUST, THE UNITHOLDERS OF KEYERA FACILITIES INCOME FUND AND CERTAIN CURRENT AND FUTURE SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

"**ABCA**" means Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended from time to time, and the regulations thereunder;

"**Administrator**" means KEML, and if the Arrangement Resolution is passed and the Reorganization is completed, KEML #2;

"**Amalco**" means the corporation resulting from the amalgamation of KEML #3 and MFC, which will be a public corporation under the Tax Act and whose activities will be restricted to those activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Tax Act;

"**Amended and Restated CT Declaration of Trust**" means the CT Declaration of Trust as amended and restated to incorporate the amendments adopted with respect to the Reorganization;

"**Amended and Restated Fund Declaration of Trust**" means the Fund Declaration of Trust as amended and restated to incorporate the amendments adopted with respect to the Reorganization;

"**Arrangement**" means the arrangement under section 193 of the ABCA involving KEML, the Fund, CT and Unitholders on the terms and conditions set forth in the Plan of Arrangement;

"**Arrangement Resolution**" means the Special Resolution in respect of the Arrangement and related matters, in substantially the form attached as Schedule "B" to the Information Circular;

"**Articles of Arrangement**" means the articles in respect of the Arrangement required under subsection 193(11) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"**Bank Debt**" means the amount owing by KEP and KEFL to a syndicate of Canadian chartered banks pursuant to a credit facility agreement dated April 21, 2005, as amended effective April 21, 2006, September 5, 2006 and April 16, 2007, and as may be further amended from time to time, which amount fluctuates but as of April 10, 2007 was approximately $70,800,000;

"**Board of Directors**" means the board of directors of KEML;

"**Business Day**" means a day which is not a Saturday, Sunday, bank holiday or holiday in Calgary, Alberta;

"**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Class A Shares**" means the Class A preferred shares of MFC and, following the amalgamation MFC and KEML #3, the Class A preferred shares of Amalco;

"**Class B Shares**" means the Class B preferred shares of MFC and, following the amalgamation of MFC and KEML #3, the Class B preferred shares of Amalco;

"**Common Shares**" means the common shares of MFC and, following the amalgamation of MFC and KEML #3, the common shares of Amalco;

"**Computershare**" means Computershare Trust Company of Canada;

"**Court**" means the Alberta Court of Queen's Bench;

"**CT**" means Keyera Facilities Commercial Trust, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the CT Declaration of Trust;

"**CT Debt**" means all amounts owing by CT to the Fund;

"**CT Declaration of Trust**" means the declaration of trust establishing CT dated May 20, 2003, as amended and restated effective January 1, 2006, and governed by the laws of the Province of Alberta, as may be further amended, supplemented or restated from time to time;

"**CT Note Indenture**" means the unsecured note indenture dated May 30, 2003 between CT and Computershare, as trustee thereunder, pursuant to which the CT has issued and will issue the CT Notes from time to time;

"**CT Notes**" means, collectively, the CT Series 1 Notes, the CT Series 2 Notes and the CT Series 3 Notes issued by the CT from time to time in accordance with the CT Note Indenture; references to CT Notes held by the Fund refer to CT Series 1 Notes;

"**CT Ordinary Units**" means the existing units of the CT representing an undivided beneficial interest in CT, all of which are to be designated as ordinary units by the proposed amendment the CT Declaration of Trust pursuant to the Reorganization;

"**CT Special Units**" means those special non-voting units of the Fund representing an undivided beneficial interest in CT to be authorized by the proposed amendments to the CT Declaration of Trust pursuant to the Reorganization, as more particularly described under "Reorganization and Plan of Arrangement – Proposed Capital Structure of Keyera" in the Information Circular;

"**CT Trustee**" means Keyera Energy (CT) Ltd., a corporation incorporated under the laws of the Province of Alberta, which is the trustee of CT and a wholly-owned subsidiary of the Fund;

"**CT Unitholder**" means a holder of one or more CT Ordinary Units or CT Special Units;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the first moment in time on the Effective Date;

"**Final Order**" means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund**" means Keyera Facilities Income Fund, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust;

"**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective November 1, 2005 and as may be further amended, supplemented or restated from time to time;

"**Fund Preferred Units**" means those preferred units of the Fund to be authorized by the amendments contemplated to the Fund Declaration of Trust pursuant to the Reorganization, as more particularly described in the Information Circular under the heading "Reorganization and Plan of Arrangement – Amendments to the Fund Declaration of Trust Relating to the Reorganization";

"**Fund Special Non-Voting Units**" means those units of the Fund to be authorized by the amendments contemplated to the Fund Declaration of Trust pursuant to the Reorganization, as more particularly described in the Information Circular under the heading "Reorganization and Plan of Arrangement – Amendments to the CT Declaration of Trust Relating to the Reorganization";

"**GP**" means a corporation to be incorporated pursuant to the laws of the Province of Alberta which will be the general partner of KELP and a wholly-owned subsidiary of the Fund;

"**Information Circular**" means, collectively, the Notice of Annual and Special Meeting, Interim Order, Notice of Petition and Proxy Statement and Information Circular of the Fund dated April 30, 2007, prepared in connection with the Meeting;

"**Interim Order**" means the interim order of the Court dated April 30, 2007 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of KEML therefor, a copy of which order is attached as Schedule "C" to the Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**KEFL**" means Keyera Energy Facilities Limited, a corporation incorporated under the laws of the Province of Alberta and which is a wholly-owned subsidiary of KEP;

"**KEFL Shares**" means all the issued and outstanding shares of KEFL, all of which are owned by KEP;

"**KEI**" means Keyera Energy Inc., a corporation incorporated under the laws of the State of Delaware and which is a wholly-owned subsidiary of KEFL;

"**KEL**" means Keyera Energy Ltd., a corporation incorporated under the laws of the Province of Alberta and which is a wholly-owned subsidiary of KEP;

"**KELP**" means Keyera Energy Limited Partnership, a limited partnership to be established in conjunction with the Reorganization under the laws of the Province of Alberta and of which the partners will be GP, as general partner, and KEP and CT, as limited partners;

"**KEML**" means Keyera Energy Management Ltd., a corporation incorporated under the laws of the Province of Alberta which is the managing partner of KEP and administrator of the Fund, CT and LP;

"**KEML #2**" means a corporation to be formed by the amalgamation of KEML and KEFL under the laws of the Province of Alberta and which will be a wholly-owned subsidiary of the Fund;

"**KEML #3**" means a corporation to be incorporated under the laws of the Province of Alberta and which will be a wholly-owned subsidiary of the Fund;

"**KEML Debt**" means the amount owing by KEML to KEFL, in the approximate amount of $70 million as of April 30, 2007;

"**KEML Notes**" means the unsecured, subordinated and interest-bearing notes of KEML owing to the Fund, in the approximate amount of $165 million as of April 30, 2007;

"**KEP**" means Keyera Energy Partnership, a general partnership organized under the laws of the Province of Alberta pursuant to the Partnership Agreement;

"**Keyera**" means the Fund and all of its subsidiaries collectively;

"**KRPL**" means Keyera RPL Holdings Ltd., a corporation incorporated under the laws of Alberta and which is a wholly-owned subsidiary of KEFL;

"**KRPL #2**" means a corporation formed by the amalgamation of KRPL and Rimbey Pipe Line Co. Ltd.;

"**KRPL Loan Agreement**" means the loan agreement between KEFL and KRPL #2 pursuant to which KRPL #2 may borrow up to the maximum amount of $10 million, $5.1 million of which is drawn as of April 30, 2007;

"**LP**" means Keyera Facilities Limited Partnership, a limited partnership established under the laws of the Province of Ontario and governed by the LP Agreement and of which the partners are LP General Partner, as general partner, and CT, as limited partner;

"**LP Agreement**" means the amended and restated limited partnership agreement dated January 1, 2006 between LP General Partner, as the general partner, and CT, as the limited partner, as may be amended, supplemented or restated from time to time;

"**LP General Partner**" means Keyera Energy (LP) Ltd., a corporation incorporated under the laws of the Province of Alberta, which is the general partner of the LP and a wholly-owned subsidiary of the Fund;

"**Meeting**" means the annual and special meeting of the Unitholders as of the Record Date to be held June 6, 2007, or as may be postponed or adjourned;

"**MFC**" means a corporation to be incorporated under the laws of the Province of Alberta as a wholly-owned subsidiary of the Fund, which will be a public corporation under the Tax Act and whose activities will be restricted to those activities described in subparagraphs (i), (ii) and (iii) of paragraph 131(8)(b) of the Tax Act;

"**New Borrowing**" means the borrowing to be made by the Fund equal to the outstanding amount of Third Party Debt;

"**New Preferred Shares Series 1, New Preferred Shares Series 2 and New Preferred Shares Series 3**" mean the new series of preferred shares of KEML to be approved in connection with the Reorganization;

"**Notice of Petition**" means the notice of petition on behalf of KEML to the Court for the Final Order;

"**Partnership Agreement**" means the amended and restated partnership agreement dated January 1, 2006 with respect to KEP as may be amended, supplemented or restated from time to time;

"**Plan of Arrangement**" means the plan of arrangement attached as Schedule "D" to the Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Record Date**" means April 24, 2007;

"**Registrar**" means the Registrar of Corporations appointed under section 263 of the ABCA;

"**Reorganization**" means the proposed internal reorganization of the Fund and certain of its subsidiaries pursuant to the Plan of Arrangement and the transactions contemplated thereby, all as more particularly described in the Information Circular;

"**Rimbey LP**" means Rimbey Pipeline Limited Partnership, a limited partnership organized under the laws of the Province of Manitoba and governed by a limited partnership agreement dated April 10, 2007, as may be amended, supplemented or restated from time to time;

"**Special Resolution**" means a resolution passed by not less than 66 2/3 % of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Units entitled to be voted on such resolution;

"**Tax Act**" means the Income Tax Act (Canada), R.S.C. (5th Supp.), c. 1, as amended from time to time, and the regulations thereunder;

"**Third Party Debt**" means the amounts owing by KEFL to arms-length third party lenders consisting of $90,000,000 due October 1, 2009, $52,500,000 due August 26, 2010 and $52,500,000 due August 26, 2013 and all interest thereon;

"**Unitholder**" means a holder of Units; and

"**Units**" means the trust units of the Fund, each Unit representing an equal undivided beneficial interest in the Fund.

1.2 Sections

Unless otherwise indicated, any reference in this Plan of Arrangement to a section refers to the specified section of this Plan of Arrangement.

1.3 Number, Gender and persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, bodies corporate, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind.

1.4 Date for any Action

In the event that any date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on or by the next succeeding day which is a Business Day.

1.5 Currency

Unless otherwise expressly stated herein, all references to currency and payments in cash or money in this Plan of Arrangement are to Canadian dollars.

1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes such statute as amended, consolidated or re-enacted from time to time, all regulations made thereunder, all amendments to such regulations from time to time, and any statute or regulation which supersedes such statute or regulations.

ARTICLE 2
ARRANGEMENT

2.1 Binding Effect

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of section 2.2 has become effective in the sequence and at the times set out therein. This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on 1. KEML; 2. the Fund; 3. CT; 4. Amalco; 5. GP; 6. KEFL; 7. KEI; 8. KEL; 9. KELP; 10. KEML #2; 11. KEML #3; 12. KEP; 13. LP; 14. MFC; 15. CT Trustee; 16. LP General Partner; 17. Rimbey LP; 18. KRPL; 19. KRPL #2; and 20. the Unitholders.

2.2 US Tax Treatment

The parties to this Plan of Arrangement intend that for United States federal income tax purposes the transactions contemplated hereby qualify as a "reorganization" within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, and that this Plan of Arrangement constitutes a "plan of reorganization" for such purposes.

2.3 Arrangement

At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following order without any further act or formality:

(a) the share capital of KEML will be reorganized to create the New Preferred Shares Series 1, New Preferred Shares Series 2 and New Preferred Shares Series 3;

(b) the Amended and Restated Fund Declaration of Trust will become effective;

(c) the Amended and Restated CT Declaration of Trust will become effective;

(d) the Fund will subscribe for New Preferred Shares Series 1 of KEML having a redemption amount equal to the New Borrowing;

(e) KEP will enter into a partnership agreement with GP to form KELP pursuant to which GP will contribute $1,000 for one unit of KELP and KEP will contribute its business operations and the shares of KEL (but excluding the KEFL Shares) in consideration of KELP assuming all liabilities of KEP including the KEP portion of the Bank Debt and $20 million of debt owed to third parties and issuing to KEP units of KELP having a fair market value equal to the value of the assets so contributed less the assumed liabilities;

(f) LP will sell its units in KEP to KEML for New Preferred Shares Series 2 of KEML having a redemption amount equal to the fair market value of such units;

(g) LP will be wound up and will distribute the New Preferred Shares Series 2 of KEML held by it and any cash on hand to each of its partners;

(h) KEFL, KRPL #2 and KEML will amalgamate to form KEML #2 and, among other things:

   (i) the assets of KEFL, KRPL #2 and KEML will become the assets of KEML #2,

   (ii) the authorized capital of KEML #2 will be the same as the authorized capital of KEML,

(iii) the holder of the common shares of KEML will receive one common share of KEML #2 for each common share of KEML held,

(iv) the holders of the New Preferred Shares Series 1 and New Preferred Shares Series 2 of KEML will receive one preferred share of KEML #2 for each New Preferred Share Series 1 and New Preferred Share Series 2 of KEML held,

(v) the outstanding KEFL Shares, the outstanding shares of KRPL #2, the amounts owing by KRPL #2 pursuant to the KRPL Loan Agreement and the KEML Debt, will be cancelled, and

(vi) KEML #2 will become obligated for the portion of the Bank Debt and Third Party Debt owing by KEFL and for the KEML Notes;

(i) KEML #2 will contribute the assets formerly held by KEFL (other than the shares and indebtedness of KEI and cash) and the assets formerly held by KRPL #2 to KELP in consideration of the assumption by KELP of the portion of the Bank Debt owing by KEML #2 and the issuance of additional units of KELP having a fair market value equal to the fair market value of the assets contributed by KEML #2 less the fair market value of the assumed portion of the Bank Debt;

(j) the New Preferred Shares Series 2 of KEML #2 held by LP General Partner will be redeemed for cash in an amount equal to the redemption amount of such preferred shares;

(k) all of the issued and outstanding common shares of KEML #2 and the New Preferred Shares Series 1 of KEML #2 then held by the Fund will be changed into New Preferred Shares Series 3 having a redemption amount equal to the fair market value of such KEML #2 common shares and New Preferred Shares Series 1;

(l) all the preferred shares of KEML #2 held by CT and the New Preferred Shares Series 2 of KEML #2 acquired by CT upon the wind-up of LP will be changed into New Preferred Shares Series 3 having a redemption amount equal to the fair market value of such preferred shares;

(m) the amount allocated to the stated capital of the New Preferred Shares Series 3 will be $1.00;

(n) the Fund will subscribe for ten common shares of KEML #2 for a nominal amount;

(o) the Fund will convey its New Preferred Shares Series 3 to KEML #3 in exchange for additional common shares of KEML #3 equal to the fair market value of the New Preferred Shares Series 3 so conveyed;

(p) CT will convey its New Preferred Shares Series 3 to KEML #3 in exchange for common shares of KEML #3 equal to the fair market value of the New Preferred Shares Series 3 so conveyed;

(q) KEML #2 will retain cash equal to the Third Party Debt (and will remain liable for the Third Party Debt) but otherwise KEML #2 will sell all of its other assets to KEML #3 in consideration for KEML #3 assuming the KEML Notes and issuing preferred shares of KEML 3 with a redemption amount equal to the fair market value of assets so contributed less the fair market value liabilities assumed so assumed;

(r) the amount allocated to the stated capital of KEML #3 preferred shares will be $1.00;

(s) KEML #3 will redeem its preferred shares and will deliver a promissory note to KEML #2 as payment of the redemption amount;

(t) KEML #2 will redeem its preferred shares and will deliver a promissory note to KEML #3 as payment of the redemption amount;

(u) the two immediately preceding promissory notes will be set off against each other, and any outstanding balance will be settled by way of cash or a promissory note;

(v) the Fund will subscribe for that number of Class A Shares of MFC as is equal to the number of its issued and outstanding Units plus the number of Units held by designated beneficiaries in consideration for a cash payment of $0.01 per Class A Share;

(w) the Fund will distribute Class A Shares of MFC to its Unitholders on the basis of one Class A Share for each Unit held plus an additional Class A Share for each Unit held by holders who are designated beneficiaries; if required in connection with the distribution by the Fund of the Class A Shares to the Unitholders, the Fund will remit to the Receiver General for Canada, on behalf of each Unitholder that is a non-resident, an amount equal to the amount required by the Tax Act to be withheld on behalf of the Unitholder in respect of the return of capital; the Fund will distribute to each Unitholder that is not a non-resident a cash amount per Unit equal to the amount remitted to the Receiver General for Canada for every Unit held by a non-resident;

(x) the Fund will transfer the common shares of KEML #3 held by the Fund and the KEML Notes to MFC for an aggregate purchase price equal to the respective fair market value of the property so transferred; MFC will satisfy the purchase price by issuing Class B Shares to the Fund;

(y) CT will transfer the KEML #3 common shares held by CT to MFC for an aggregate purchase price equal to the fair market value of such property so transferred; MFC will satisfy the purchase price by issuing Class B Shares to CT;

(z) KEML #3 and MFC will amalgamate to form Amalco; provided that:

  (i) the authorized capital of Amalco will be the same as the authorized capital of MFC,

  (ii) the holder of the common shares of MFC will receive one common share of Amalco for each common share of MFC held,

  (iii) the holders of the Class A Shares of MFC will receive one Class A share of Amalco for each Class A share of MFC held,

  (iv) the holders of the Class B Shares of MFC will receive one Class B share of Amalco for each Class B share of MFC held, and

  (v) the shares of KEML #3 held by MFC and the KEML Notes will be cancelled;

(aa) the Fund will subscribe for that number of CT Special Units as is equal to the number of its issued and outstanding Units held by Unitholders who are not designated beneficiaries in consideration for a cash payment of $0.01 per CT Special Unit;

(bb) the Fund will distribute such CT Special Units to its Unitholders (other than Unitholders who are designated beneficiaries) as a return of capital; if required, the Fund will remit to the Receiver General for Canada, on behalf of each Unitholder that is a non-resident, an

amount equal to the amount required by the Tax Act to be withheld on behalf of the Unitholder in respect of the return of capital; the Fund will distribute to each Unitholder that is not a non-resident a cash amount per Unit equal to the amount remitted to the Receiver General for Canada for every Unit held by a non-resident;

(cc) CT will retain $10 in cash but otherwise will transfer all its assets (which consist of Class B shares of Amalco) to the Fund in exchange for the assumption by the Fund of the CT Debt and issuance of that number of Fund Special Non-Voting Units equal to the number of CT Special Units then outstanding and that number of Units of the Fund together having a fair market value of such transferred assets less the amount of the CT Debt assumed;

(dd) CT will redeem all of the outstanding CT Special Units in exchange for Fund Special Non-Voting Units and will redeem all of the outstanding CT Ordinary Units (save for one CT Ordinary Unit held by the Fund) in exchange for Units acquired by it from the Fund;

(ee) the Units received by the Fund on the redemption of the CT Ordinary Units will be immediately cancelled;

(ff) Amalco will transfer all of its property to the Fund (other than an amount of cash to cover any liabilities that cannot be assumed) solely in exchange for:

(i) the Fund assuming any liabilities of Amalco,

(ii) that number of Fund Special Non-Voting Units equal to the number of its outstanding Class A Shares, and

(iii) that number of Units having a fair market value equal to the aggregate redemption amount of its Class B Shares;

(gg) Amalco will redeem all its outstanding Class A Shares in exchange for Fund Special Non-Voting Units and will redeem all its outstanding Class B Shares in exchange for the Units that were received on the transfer of its property to the Fund described in the preceding paragraph; the Units received by the Fund on the redemption of the Class B Shares will be immediately cancelled;

(hh) KEML #2 will apply the balance of its cash on hand to subscribe for each series of Fund Preferred Units in an aggregate amount equal to the Third Party Debt and the Fund will apply such amount to repay the New Borrowings;

(ii) each Fund Special Non-Voting Unit will be converted into a fraction of a Fund Unit, the numerator of which is $0.01 and denominator of which is the fair market value of a Fund Unit; the number of outstanding Units will be consolidated on a basis such that the number of Fund Units outstanding following such consolidation will be equal to the number of Units that were outstanding immediately before the Plan of Arrangement was undertaken; and

(jj) LP General Partner and CT Trustee will be wound up.

ARTICLE 3
STATED CAPITAL ADDITIONS

3.1 Additions to Stated Capital

The amounts added to the stated capital accounts maintained by MFC in respect of the issuances of shares in its capital under the Plan of Arrangement will be as follows:

(a) in connection with the issuance of the Class A Shares pursuant to section 2.3(v), the amount of $0.01 per share multiplied by the number of Class A Shares so issued, shall be added to the stated capital account maintained by MFC in respect of the Class A Shares; and

(b) in connection with the issuance of the Class B Shares pursuant to section 2.3(x), the amount that is equal to the agreed amount in respect of the joint election to be filed by Amalco and the Fund pursuant to subsection 85(1) of the Tax Act in respect of the transfer of the assets described in section 2.3(x).

ARTICLE 4
DISTRIBUTION AND REDEMPTION OF CLASS A SHARES AND CLASS B SHARES

4.1 Evidence of Ownership of the Class A Shares and Class B Shares

The issuance of the Class A Shares to Unitholders pursuant to section 2.3(w) and the issuance of Class B Shares to the Fund pursuant to section 2.3(x), and thereafter, the ownership of such securities by such Persons, as well as the transferees of such Persons, shall be evidenced through additions to the share registries maintained on behalf of MFC in respect of the Class A Shares and Class B Shares and no certificates will be issued for such securities as part of the Plan of Arrangement.

4.2 Redemption of Class A Shares and Class B Shares

The redemption of the Class A Shares pursuant to section 2.3(gg) and the redemption of the Class B Shares pursuant to section 2.3(gg) will be evidenced by recording such transactions on the share registries maintained on behalf of Amalco.

ARTICLE 5
AMENDMENT

5.1 Plan of Arrangement Amendment

(a) KEML, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Meeting, approved by the Court, and communicated to Unitholders in the manner required by the Court (if so required).

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by KEML at any time prior to or at the Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Unitholders voting at the Meeting, in the manner required by the Interim Order and subsequently approved by the Court, shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by KEML after the Meeting but prior to the Effective Time and any such

amendment, modification or supplement which is approved or directed by the Court following the Meeting shall be effective and shall become part of the Plan of Arrangement.

(d) Subject to applicable law, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by KEML #2; provided that it concerns a matter which, in the reasonable opinion of KEML #2, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Unitholders.

SCHEDULE "E"
SPECIAL RESOLUTION REGARDING AMENDMENTS TO THE FUND DECLARATION OF TRUST AND THE CT DECLARATION OF TRUST IN RELATION TO MUTUAL FUND TRUST STATUS

WHEREAS the capitalized terms not otherwise defined in this resolution shall have the same meaning as in the Proxy Statement and Information Circular of Keyera Facilities Income Fund (the "**Fund**") dated April 30, 2007;

NOW THEREFORE BE IT RESOLVED, as a Special Resolution of the Unitholders, that:

1. the Fund Declaration of Trust be amended to (a) provide discretionary power to the Administrator with respect to the steps to be taken in relation to non-Canadian resident Unit ownership levels substantially on the terms described below, and (b) incorporate such other consequential amendments in connection therewith as may be necessary or desirable to give effect thereto.

Sections 10.5(a) and 10.5(b) shall be deleted in their entirety and replaced with the following, with the capitalized terms not otherwise defined having the meaning ascribed thereto in the Fund Declaration of Trust:

10.5(a) It shall be the responsibility of the Administrator to monitor compliance by the Trust with the requirements of the Tax Act relating to the maintenance of the Trust's "mutual fund trust status" pursuant to Subsection 132(6) of the Tax Act.

(b) The Administrator shall use its commercially reasonable efforts to maintain the qualification of the Trust at all times as a mutual fund trust and, if the Administrator becomes aware that a situation has arisen or is imminent that may jeopardize the Trust's mutual fund trust status, it shall take such steps as are necessary or desirable in accordance with Section 13.5 to cause the Trust to maintain its mutual fund trust status.

Section 13.5 shall be deleted in its entirety and replaced with the following, with the capitalized terms not otherwise defined having the meaning ascribed thereto in the Fund Declaration of Trust:

13.5(a) It is in the best interest of the Trust that it always qualify as a mutual fund trust (within the meaning of the Tax Act) and therefore, in accordance with the Tax Act, the Trust shall not be established or maintained primarily for the benefit of non-residents of Canada as defined in the Tax Act ("Non-residents"). Accordingly, for so long as required in order for the Trust to maintain its mutual fund trust status under the Tax Act, at no time may Non-residents be the beneficial owners of more than 49% of the Units then outstanding.

(b) The Administrator may, at any time and from time to time, (at the expense of the Trust), take such actions as it determines in its discretion are reasonable and practicable in the circumstances in order to monitor compliance by the Trust with the restriction on Non-resident ownership of Units. Such actions may include, but are not limited to: (i) conducting residency or other searches to determine or estimate, to the extent practicable, the residency of Unitholders and beneficial Unitholders for tax purposes; and (ii) obtaining declarations from Unitholders as to whether the Units held thereby are held for or for the benefit of Non-residents, or declarations from Unitholders or others as to the jurisdictions in which beneficial owners of Units are resident for Canadian income tax purposes.

(c) If at any time the Administrator determines that it is in the best interest of the Trust, the Administrator may:

(i) require the Transfer Agent or registrar to refuse to accept a subscription for Units from, or issue or register a transfer of Units to, a person unless that person provides a declaration to the Administrator and the Transfer Agent that the Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-resident;

(ii) send a notice to Non-resident Unitholders, chosen in such manner as the Administrator may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of 60 days or such shorter period as may be required to preserve the status of the Trust as a mutual fund trust within the meaning of the Tax Act. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units or provided the Administrator and the Transfer Agent with evidence satisfactory to the Administrator that the Units are not beneficially owned by Non-residents, the Administrator may suspend the voting and distribution rights, if any, attached to such Units until they are sold and may direct the Trustee, on behalf of such Unitholders, to sell such Units. Upon such sale, the affected Unitholders shall cease to be holders of the Units so disposed of and their rights shall be limited to receiving the net proceeds of sale (net of applicable taxes and costs of sale);

(iii) delist any listed securities of the Trust from any non-Canadian stock exchange; and

(iv) take such other actions as the Administrator determines, in its sole discretion, may be appropriate in the circumstances that will reduce or limit the number of Units held by Non-residents in order for the Trust to maintain its status as a mutual fund trust.

(d) None of the Trust, the Administrator, the Trustee or the Transfer Agent shall have any liability for the sale of Units made pursuant to Section 13.5(c) or for amounts received pursuant thereto provided it has acted in good faith.

(e) Subject to Section 9.6 and 10.5, unless and until the Trustee or the Administrator shall have been required to do so under the terms hereof, the Trustee and the Administrator shall not be bound to do or take any proceeding or action with respect to this Section 13.5 by virtue of the powers conferred on them hereby.

(f) It is acknowledged the Trustee shall not be required to actively monitor the Non-resident Unit ownership levels of the Trust. It is further acknowledged that the ability of the Administrator to monitor compliance by the Trust with the Non-resident Unit ownership restriction will be limited due to the fact that the Units will be registered in the name of CDS or other depositories and non-beneficial holders, and in this regard, the Administrator shall be entitled to rely on information respecting the residency of Unitholders provided to the Administrator by the Transfer Agent and CDS Participants. The Administrator may exercise its discretion in making any determination under this Section 13.5 and any reasonable and bona fide exercise of such discretion shall be binding for the purpose of this Section 13.5.

(g) Neither the Trustee nor the Administrator shall be deemed to have notice of any violation of this Section 13.5 unless and until it has been given written notice of such violation and the Trustee shall act only as required by this Declaration of Trust once an indemnity is provided.

(h) None of the Trust, Trustee, the Administrator or the Transfer Agent or any of their respective directors, officers, employees or agents, or any Unitholders shall be liable for a

determination that the Fund is established and maintained primarily for the benefit of Non-residents as a result of an excess number of Units being held by Non-resident during the term of the Trust.

(i) At any time, the Trustee or Administrator may require any Unitholder as shown on the register of Unitholders to provide a declaration, in such form as prescribed by the Trustee or Administrator, as to the beneficial owner of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident for Canadian income tax purposes, and the Unitholders shall comply with any such request.

2. the CT Declaration of Trust be amended to provide discretionary power to the CT Trustee with respect to the steps to be taken in relation to non-Canadian resident Unit ownership levels substantially on the same terms described below and to incorporate such other consequential amendments in connection therewith as may be necessary or desirable to give effect thereto.

Section 8.2(g) shall be deleted in its entirety and replaced with the following, with the capitalized terms not otherwise defined having the meaning ascribed thereto in the CT Declaration of Trust:

8.2(g) monitor the level of Unitholders who are non-residents of Canada as defined in the Tax Act ("Non-residents") and if the Trustee becomes aware of circumstances that that may result in the Trust being maintained for the benefit of Non-residents, it shall take such steps as are necessary or desirable to address the circumstances in accordance with Section 11.4;

Section 11.4 shall be deleted in its entirety and replaced with the following, with the capitalized terms not otherwise defined having the meaning ascribed thereto in the CT Declaration of Trust:

11.4(a) It is in the best interest of the Trust that it not be established or maintained primarily for the benefit of Non-residents. Accordingly, for so long as the Trustee determines that it is in the best interest of the Trust, Non-residents shall not be the beneficial owners of more than 49% of the Units then outstanding.

(b) The Trustee may, at any time and from time to time, (at the expense of the Trust), take such actions as it determines in its discretion are reasonable and practicable in the circumstances in order to monitor compliance by the Trust with the restriction on Non-resident ownership of Units. Such actions may include, but are not limited to: (i) conducting residency or other searches to determine or estimate, to the extent practicable, the residency of Unitholders and beneficial Unitholders for tax purposes; and (ii) obtaining declarations from Unitholders as to whether the Units held thereby are held for or for the benefit of Non-residents, or declarations from Unitholders or others as to the jurisdictions in which beneficial owners of Units are resident for Canadian income tax purposes.

(c) If at any time the Trustee determines that it is in the best interest of the Trust, the Trustee may:

(i) require the Transfer Agent or registrar to refuse to accept a subscription for Units from, or issue or register a transfer of Units to, a person unless that person provides a declaration to the Trustee that the Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-resident;

(ii) send a notice to Non-resident Unitholders, chosen in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of 60 days or such other

period as may be determined by the Trustee. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units or provided the Trustee with evidence satisfactory to the Trustee that the Units are not beneficially owned by Non-residents, the Trustee may suspend the voting and distribution rights, if any, attached to such Units until they are sold and the Trustee, on behalf of such Unitholders, may sell such Units. Upon such sale, the affected Unitholders shall cease to be holders of the Units so disposed of and their rights shall be limited to receiving the net proceeds of sale (net of applicable taxes and costs of sale) upon surrender of the certificates representing such securities;

(iii) delist any listed securities of the Trust from any non-Canadian stock exchange; and

(iv) take such other actions as the Trustee determines, in its sole discretion, may be appropriate in the circumstances that will reduce or limit the number of Units held by Non-residents in order that the Trust is not established or maintained primarily for the benefit of Non-residents.

(d) The Trustee shall have no liability for the sale of Units made pursuant to Section 11.4(c) or for amounts received pursuant thereto provided it has acted in good faith.

(e) Subject to Section 8.5, unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 11.4 by virtue of the powers conferred on them hereby.

(f) It is acknowledged that the Trustee shall not be required to actively monitor the Non-resident Unit ownership levels of the Trust. It is further acknowledged that the ability of the Trustee to monitor compliance by the Trust with the Non-resident Unit ownership restriction may be limited due to the fact that the Units will be registered in the name of depositories or other non-beneficial holders, and in this regard, the Trustee shall be entitled to rely on information respecting the residency of Unitholders provided to the Trustee by the transfer agent and other intermediaries. The Trustee may exercise its discretion in making any determination under this Section 11.4 and any reasonable and bona fide exercise of such discretion shall be binding for the purpose of this Section 11.4.

(g) The Trustee shall be deemed to have notice of any violation of this Section 11.4 unless and until it has been given written notice of such violation and the Trustee shall act only as required by this Declaration of Trust once an indemnity is provided.

(h) None of the Trust or the Trustee, or any of their respective directors, officers, employees or agents, or any Unitholders shall be liable for a determination that the Fund is established and maintained primarily for the benefit of Non-residents as a result of an excess number of Units being held by Non-resident during the term of the Trust.

(i) At any time, the Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in such form as prescribed by the Trustee or Trustee, as to the beneficial owner of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident for Canadian income tax purposes, and the Unitholders shall comply with any such request.

3. the Board of Directors of Keyera Energy Management Ltd., the Administrator of the Fund, is hereby authorized to approve the form and content of, and authorize the execution of, supplemental trust indentures or amended and restated declarations of trust to Fund Declaration of Trust and CT Declaration of Trust as it shall, in its discretion, consider desirable in connection therewith.

4. notwithstanding the passage of this special resolution, the Board of Directors may elect not to proceed with the matters approved by these resolutions at any time without the further approval of the Unitholders.

5. any one or more directors or officers of the Administrator be and are hereby authorized for and on behalf of the Fund and the Administrator to execute and deliver, whether under corporate seal or otherwise, all such other instruments, certificates, documents, directions, notices, acknowledgments and receipts and to perform and to do all such other acts and things as such director or officer in his or her discretion may consider to be necessary or advisable for the purposes of giving effect to this resolution

SCHEDULE "F"
BOARD MANDATE

Introduction

Keyera Energy Management Ltd. (the "**Corporation**") is the administrator of Keyera Facilities Income Fund (the "**Fund**"), Keyera Facilities Commercial Trust ("**the Commercial Trust**") and Keyera Facilities Limited Partnership (the "**Limited Partnership**") and is the Managing Partner of Keyera Energy Partnership (the "**Operating Partnership**"). In this Mandate, the Fund, the Commercial Trust, the Limited Partnership, the Operating Partnership, and Keyera are collectively referred to as "Keyera".

Primary Responsibility and Authority

The Board of Directors (the "**Board**") of Keyera is responsible for the stewardship of Keyera by providing effective, independent supervision of the management of Keyera's business and affairs. The Board's responsibility is to foster the long-term success of Keyera by supervising the management of Keyera's business and affairs in a manner that:

a. is intended to advance the collective interests of the owners of Keyera while recognizing that, in order for the enterprise to continue to be able to serve its owners' interests, the collective interests of employees, customers, suppliers, the communities in which Keyera operates and the general public must also be taken into account;

b. promotes the achievement of Keyera's long-term goals to grow value responsibly in a sustainable manner.

These responsibilities are primarily discharged through Board oversight of Keyera's officers and management who are responsible for the day-to-day conduct of the business. The Board delegates certain of its authority to management, while reserving certain powers to itself, and oversees management's actions and their utilization of the powers delegated to them. The Board fulfils some of its responsibilities by delegation to Board Committees. Each Committee's terms of reference contain the responsibilities that are permanently delegated to that Committee. Any responsibilities that are not specifically delegated to the Chief Executive Officer or a Board committee remain Board responsibilities.

Operations of the Board

The Board is responsible for managing its affairs, including:

a. planning its composition and size;

b. selecting its Chair;

c. seeing that an effective Board is maintained by nominating candidates for election to the Board;

d. establishing Board committees (including committees required by applicable securities requirements and policies), appointing directors to those committees, and establishing their terms of reference and position descriptions for the Committee Chairs;

e. establishing and modifying as necessary the Board's mandate and the position description for the Board Chair;

f. determining director compensation;

g. assessing the effectiveness of the Board and its committees in fulfilling their responsibilities.

Management and Human Resources

The Board's management and human resources responsibilities are set out below.

1. Appoint the Chief Executive Officer and provide advice and counsel to the CEO in the execution of his or her duties.

2. Approve terms of reference for the CEO and delegate powers to the CEO in order to permit the effective management of Keyera's business.

3. Evaluate the CEO's performance regularly against agreed written objectives and, with only independent members of the Board present, determine and approve the CEO's compensation level based on this evaluation.

4. Approve certain decisions relating to senior management, including:

    a. the appointment and replacement of senior officers;

    b. senior officers' compensation and benefits; and

    c. employment, consulting, retirement and severance agreements for senior officers and other special arrangements for senior officers.

5. Oversee the establishment and maintenance of succession planning and management development programs for the CEO and the other senior officer positions.

6. Approve certain matters relating to all employees, including:

    a. the annual salary and incentive programs/policies;

    b. new pension and benefit programs or material changes to existing programs;

    c. material changes to retirement plans; and

    d. material benefits granted to retiring employees outside of benefits received under approved retirement and other benefit programs.

Strategy, Planning and Budgeting

The Board's strategic, planning and budgeting responsibilities are set out below.

1. Participate with management in the development of Keyera's strategic plan.

2. Approve annual capital and operating budgets and the business plans within the context of the strategic plan.

3. Approve expenditures, acquisitions and divestitures that are not within the authority delegated to the CEO.

4. Approve the entry into or withdrawal from lines of business that are (or are likely to be) material to Keyera.

5. Approve financial and operating objectives used in determining compensation.

6. Approve mergers and similar arrangements involving unaffiliated parties.

7. Participate with management in monitoring Keyera's progress toward its strategic objectives.

Financial and Corporate Issues

The Board's financial and corporate responsibilities are set out below.

1. Oversee the assessment by management of the integrity and effectiveness of Keyera's internal control and management information systems, including the evaluation and assessment of information provided by management and others (such as internal audit resources and external auditors) about the integrity and effectiveness of Keyera's internal control and management information.

2. Review operating and financial performance relative to budgets and objectives.

3. Approve annual financial statements and quarterly financial results and approve their release.

4. Declare distributions.

5. To the extent not delegated to the CEO, approve financings, changes in authorized capital, issuance and repurchase of units, issuance of debt securities, listing of shares and other securities, and related prospectuses and trust indentures.

6. Recommend appointment of external auditors and approve auditors' fees.

7. Approve banking resolutions and significant changes in banking relationships.

8. Approve appointments of or material changes in relationships with transfer agents and corporate trustees.

9. Approve significant contracts, transactions, and other arrangements or commitments that are not within the authority delegated to the CEO.

10. Approve the commencement or settlement of litigation that may be expected to have a material impact on Keyera.

11. Oversee the development by management of corporate financial strategy, including:

    - Capital structure management, the maintenance of reasonable financial flexibility and prudence while achieving an appropriate cost of capital;

    - Distribution policy.

Risk Management

The Board's risk management responsibilities are set out below.

1. Understand the material risks associated with Keyera's business and review the balance between risk and return.

2. Review management's processes to identify the risks associated with Keyera's business and review management's implementation of appropriate systems to manage and mitigate those risks.

3. Review coverage, deductibles and key issues regarding corporate insurance policies.

4. Receive, at least annually, reports from management on matters relating to, among others, ethical conduct, environmental management, and employee health and safety.

Policies and Procedures

The Board's policy and procedures responsibilities are set out below.

1. Oversee the establishment and maintenance by management of a high standard of corporate governance and legal and ethical conduct for Keyera, by:

    - establishing appropriate policies relating to corporate governance and legal and ethical conduct;

    - taking reasonable steps to monitor compliance with applicable laws and regulations and Keyera's constitutional documents and policies and procedures;

    - establishing systems for monitoring legal and ethical performance; and

    - complying with legal, regulatory and stock exchange requirements.

2. Oversee the establishment and maintenance by management of appropriate environmental, health and safety policies.

3. Review compliance with key policies and procedures.

Compliance Reporting and Corporate Communications

The Board's compliance reporting and corporate communications responsibilities are set out below.

1. Oversee the establishment and maintenance of effective communication processes with unitholders, the investing public, other stakeholders and financial, regulatory and other institutions and agencies.

2. Approve formal interaction with unitholders on all items requiring unitholder approval.

3. Approve the content of Keyera's major communications to unitholders and the investing public, including information circulars, annual information forms, prospectuses, and significant information contained in documents incorporated by reference in prospectuses.

4. Take reasonable steps to oversee the accurate and fair reporting of the financial performance to unitholders, the investing public, other security holders and regulators on a timely and regular basis.

5. Oversee the establishment and maintenance of effective processes for timely reporting of other material developments or changes.

Independent Advisors

The Board and its committees have the right at any time to retain independent legal, financial or other advisors to advise the board independently on any matter. The Board shall have the sole authority (subject to its power to specifically delegate this power to a Committee or others as the Board considers reasonable) to retain and terminate such consultants or advisors, including sole authority to approve an advisor's fees and other retention terms.

KEYERA FACILITIES INCOME FUND

UNITHOLDER PROXY

Annual and Special Meeting of Unitholders to be held on June 6, 2007

THIS PROXY IS SOLICITED ON BEHALF OF KEYERA FACILITIES INCOME FUND

The undersigned unitholder of Keyera Facilities Income Fund (the "Fund") hereby appoints James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the administrator of the Fund (the "Administrator"), or failing him, David G. Smith, Executive Vice President and Chief Financial Officer of the Administrator, or instead of either of them ____, as proxy of the undersigned with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of the Fund (the "Meeting") to be held at 9:30 a.m. (Calgary time) on June 6, 2007 and at any adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournments thereof and, without limiting the general authorization given, the person above is specifically directed to vote on behalf of the undersigned in the following manner:

(1) On the reappointment of Deloitte & Touche LLP as auditors of the Fund:

VOTE FOR ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**

(2) On the election of directors of Keyera Energy Management Ltd.:

James V. Bertram	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Robert B. Catell	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Michael B.C. Davies	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Nancy M. Laird	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Hon. E Peter Lougheed	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
H. Neil Nichols	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
William R. Stedman	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Wesley R. Twiss	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**

(3) On the special resolution, the full text of which is set forth in Schedule A to the Proxy Statement and Information Circular of the Fund dated April 30, 2007 (the "Circular"), to ratify a Unitholder Rights Plan, as more particularly described in the Circular under the headings "Matters to be Acted Upon at the Meeting – Ratification and Approval of the Unitholder Rights Plan" and "Summary of the Rights Plan".

VOTE FOR ☐ or **VOTE AGAINST** ☐ or, if no specification is made, **VOTE FOR.**

(4) On the special resolution, the full text of which is set forth in Schedule B to the Circular, to approve the proposed plan of arrangement (attached as Schedule D to the Circular) providing for the internal reorganization of the Fund and certain of its subsidiaries, along with certain amendments to the Declaration of Trust of the Fund and the Declaration of Trust of Keyera Facilities Commercial Trust (the "CT") related to the reorganization, all as more particularly described in the Circular under the headings "Matters to be Acted Upon at the Meeting – The Reorganization" and "Reorganization and Plan of Arrangement".

VOTE FOR ☐ or **VOTE AGAINST** ☐ or, if no specification is made, **VOTE FOR.**

(5) On the special resolution, the full text of which is set forth in Schedule E to the Circular, to approve certain amendments to the Declaration of Trust of the Fund to provide for discretionary powers with respect to the steps to be taken to maintain the status of the Fund as a mutual fund trust under the *Income Tax Act* (Canada) and certain amendments to the Declaration of Trust of the CT to provide for discretionary powers with respect to the steps to be taken so that the CT is not maintained for the benefit of non-residents of Canada under the *Income Tax Act* (Canada), all as more particularly described in the Circular

under the heading "Matters to be Acted Upon at the Meeting – Additional Amendments to the Fund Declaration of Trust and the CT Declaration of Trust Related to Mutual Fund Trust Status" and "Additional Amendments to the Fund Declaration of Trust and the CT Declaration of Trust Related to Mutual Fund Trust Status".

VOTE FOR ☐ or **VOTE AGAINST** ☐ or, if no specification is made, **VOTE FOR**.

(6) To vote at the discretion of the proxy on any amendment of or variation to the foregoing and on such other business as may properly come before the Meeting and any adjournments thereof.

Dated: ______________________________, 2007.

______________________________	______________________________
Number of Units	Signature of Unitholder
	____________________________________
	Name of Unitholder **(Please print clearly)**

NOTES:

(1) **A Unitholder has the right to appoint a person to attend and act on such Unitholder's behalf at the Meeting other than the persons designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the Unitholder wishes to appoint or by completing another proper form of proxy. Such other person need not be a Unitholder.

(2) To be valid, proxies must be completed, signed and delivered to Computershare Investor Services Inc. not later than 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours before the commencement of any reconvened meeting. Proxies may be returned to Computershare Trust Company of Canada by mail in an envelope addressed to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

(3) If an individual, please sign exactly as your trust units ("Units") are registered. This proxy must be signed by a Unitholder or his or her attorney duly authorized in writing or, if such Unitholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the Unitholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If Units are registered in the name of the deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Unitholder must be attached to this proxy.

(4) If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed to you by the Fund.

KEYERA FACILITIES LIMITED PARTNERSHIP

AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

May 26, 2003
As amended and restated to January 1, 2006

TABLE OF CONTENTS

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TABLE OF CONTENTS

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TABLE OF CONTENTS

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KEYERA FACILITIES LIMITED PARTNERSHIP

AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT entered into as of the 1st day of January 2006

BETWEEN:

KEYERA ENERGY (LP) LTD. (formerly known as "**KeySpan Canada (LP) Ltd.**"), a corporation incorporated under the laws of Alberta (as the "**General Partner**")

- and -

KEYERA FACILITIES COMMERCIAL TRUST, (formerly known as **KeySpan Facilities Commercial Trust**) an unincorporated trust established under the laws of Alberta (as the "**Limited Partner**")

WHEREAS the General Partner is the sole general partner of Keyera Facilities Limited Partnership (the "Partnership");

AND WHEREAS the terms and conditions governing the Limited Partnership were set forth in a Limited Partnership Agreement dated May 26, 2003, which Limited Partnership Agreement has been amended from time to time in accordance with its terms (the "Limited Partnership Agreement");

AND WHEREAS the Partnership has changed its name from KeySpan Facilities Limited Partnership to Keyera Facilities Limited Partnership;

AND WHEREAS it is desirable to amend the description of the businesses in which the Limited Partnership may engage;

AND WHEREAS the parties desire to further amend and restate the Limited Partnership Agreement to reflect the foregoing and to make further consequential amendments as set forth herein

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound, hereby agree to the following amendment and restatement of the Limited Partnership Agreement:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement the following words have the following meanings:

"**Act**" means the *Limited Partnerships Act* (Ontario), as amended from time to time;

"**Administration Agreement**" means the agreement made as of May 30, 2003 and amended and restated as of January 1, 2006 among the Fund, the Partnership, Keyera Facilities Commercial Trust and the Administrator, pursuant to which the Administrator agrees to provide administrative and support services to each of the other parties thereto;

"**Administrator**" means Keyera Energy Management Ltd., and its successors and assigns as Administrator under the Administration Agreement;

"**Affiliate**" means, when used with reference to a specified Person, any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person, and for purposes of this definition, "control" of a Person means the power, directly or indirectly, either to:

(a) vote 50% or more of the securities having ordinary voting power for the election of directors of such person, or

(b) direct or cause the direction of the management and policies of such person, whether by contract or otherwise;

"**Agreement**" means this Amended and Restated Limited Partnership Agreement as originally executed, as amended or supplemented from time to time prior to the date hereof, as amended and restated hereby and as may be further amended, supplemented or restated from time to time hereafter;

"**Associate**" where used to indicate a relationship with any Person has the same meaning as in the *Securities Act* (Ontario);

"**Auditor**" means such firm of chartered accountants that is also the auditor of the Fund, which may be appointed from time to time as auditor of the Partnership by the General Partner;

"**Capital Contribution**" of a Limited Partner means the total amount of money or property paid or agreed to be paid to the Partnership by such Limited Partner in respect of Class A Units owned by such Limited Partner, and the Capital Contribution applicable to the Class A Units shall be reduced from time to time in accordance with Section 7.2;

"**Class A Units**" means units of the Partnership which may by issued to Limited Partners from time to time;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means the date of closing of the Offering;

"**Declaration**" means the declaration of limited partnership filed with the Registrar under the Act and all amendments thereto and renewals or replacements thereof;

"**Distributable Cash Flow**" means, with respect to a particular period, all of the Partnership's cash flow for such period (including distributions or dividends received from subsidiaries), after (i) satisfaction of its debt service obligations (principal and interest) and tax expenses; (ii) satisfaction of its expense obligations, including its administration expenses and other expenses related to its business and operations; (iii) providing for amounts required for the business and operations of the Partnership; and (iv) retaining reasonable reserves for administrative and other expense obligations which the board of directors of the General Partner in its discretion determines is necessary to satisfy the Partnership's current and anticipated obligations and liabilities and to comply with applicable law;

"**Distribution Record Dates**" means the last business day of each calendar month in each calendar year, as the context requires, or such other periods as the General Partner shall determine from time to time, provided that the first Distribution Record Date shall be June 30, 2003;

"**Extraordinary Resolution**" means:

(a) a resolution approved by more than 66⅔of the votes cast in person or by proxy at a duly constituted meeting of Limited Partners or at any adjournment thereof, called in accordance with this Agreement; or

(b) a written resolution in one or more counterparts signed by Limited Partners holding in the aggregate more than 66⅔% of the aggregate number of outstanding Class A Units;

"**Fiscal Year**" has the meaning set forth in Section 2.6;

"**Fund**" means Keyera Facilities Income Fund;

"**General Partner**" means the general partner of the Partnership, initially Keyera Energy (LP) Ltd., or any other Person who may become the general partner of the Partnership in place of or in substitution for Keyera Energy (LP) Ltd. from time to time, in each case until such general partner ceases to be the general partner of the Partnership under the terms of this Agreement;

"**GP Units**" means units of the Partnership which may by issued to the General Partner from time to time;

"**Initial Limited Partner**" means Daniel L. Baxter;

"**KEP**" means Keyera Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

"**KEP Interest**" means the interest in KEP held from time to time by the Partnership;

"**Keyera Entities**" means the Fund, KEP, the Administrator, the LP, the General Partner, the Limited Partner and any other person controlled, directly or indirectly, from time to time by the Fund;

"**Limited Partner**" means Keyera Facilities Commercial Trust and any other Person who shall become a limited partner of the Partnership;

"**NGL**" or "**NGLs**" means natural gas liquids, consisting of any one of ethane, propane, butane and condensate or a combination thereof;

"**Offering**" means the initial public offering of trust units issued by the Fund under a prospectus dated May 23, 2003;

"**Ordinary Resolution**" means:

(a) a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Limited Partners or at any adjournment thereof called in accordance with this Agreement; or

(b) a written resolution in one or more counterparts signed by Limited Partners holding in the aggregate more than 50% of the aggregate number of outstanding Class A Units;

"**Partners**" means the General Partner and the Limited Partner(s) and "**Partner**" means any one of them;

"**Partnership**" means Keyera Facilities Limited Partnership, the limited partnership formed hereby;

"**Person**" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

"**Record**" means the record of the Limited Partners which the General Partner is required to maintain under the Act;

"**Short Term Investments**" means (i) obligations issued or guaranteed by the Government of Canada or a province of Canada or any agency or instrumentality thereof, (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, a division of The McGraw-Hill Companies Inc.; or (iii) term deposits, interest-bearing accounts, certificates of deposit or bankers' acceptances of or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks. For the purposes hereof, "**short term**" shall mean having a maturity or call for payment not more than 60 days from the date on which the investment is made;

"**Subscription Form**" means a subscription agreement for subscribing for Units in such form as approved from time to time by the General Partner;

"**Tax Act**" means the *Income Tax Act* (Canada) and the Income Tax Regulations and the Income Tax Application Rules applicable with respect thereto, as amended from time to time;

"**Transfer Form**" means a transfer form for the transfer of Units in such form as is approved from time to time by the General Partner;

"**Units**" means, collectively, the Class A Units and the GP Units;

"**Unit Certificate**" means a certificate for Units in such form as is approved by the General Partner from time to time; and

"**Unitholder**" means the holder of a Unit as indicated on the Record.

1.2 Headings

In this Agreement, the headings are for convenience of reference only and are not to be considered in the interpretation of this Agreement.

1.3 Interpretation

In this Agreement,

(a) words importing the masculine gender include the feminine and neuter genders and words in the singular include the plural, and vice versa, wherever the context requires;

(b) all references to designated Articles, Sections and other subdivisions are to the designated Articles, Sections and other subdivisions of this Agreement;

(c) all accounting terms not otherwise defined will have the meanings assigned to them by, and all computations to be made will be made in accordance with, generally accepted accounting principles in Canada from time to time consistently applied;

(d) any reference to a statute will include and will be deemed to also be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(e) any reference to a Person will include and will be deemed to be a reference to any Person that is a successor to that Person;

(f) business day will be deemed to be a reference to any day, other than a Saturday or Sunday, on which chartered banks are open for business in the City of Calgary; and

(g) "hereof", "hereto", "herein" and "hereunder" mean and refer to this Agreement and not to any particular Article, Section or other subdivision.

1.4 Currency

All references to currency herein are references to lawful money of Canada.

ARTICLE 2
RELATIONSHIP BETWEEN PARTNERS

2.1 Partners and Formation of the Partnership

The Partners are the General Partner and the Limited Partner(s). The Partnership was formed as a limited partnership in accordance with the laws of the Province of Ontario and the provisions of this Agreement as of May 26, 2003.

2.2 Name of the Partnership

The Partnership was initially named KeySpan Facilities Limited Partnership. Effective February 3, 2005, the name of the Partnership was changed to Keyera Facilities Limited Partnership and may be further changed to such other name or names as the General Partner may from time to time deem appropriate to comply with the laws of the jurisdictions in which the Partnership may carry on business. The General Partner shall have the right to change the name of the Partnership and to file an amendment to the Declaration changing the name of the Partnership.

2.3 Business of the Partnership

(a) The business of the Partnership shall consist solely of investing in and conducting the business of

(i) gathering, processing, transporting, buying, storing and selling petroleum, natural gas, natural gas liquids, other hydrocarbon products, electricity, thermal energy and other related products, including any activities ancillary, incidental or related thereto; and

(ii) acquiring, developing and producing petroleum and natural gas reserves and other related products, including any activities ancillary, incidental or related thereto,

and such other businesses as the directors of the General Partner may determine, including any activities ancillary, incidental or related thereto, whether carried on directly or indirectly through another Person.

(b) Except with the approval of an Extraordinary Resolution, the Partnership shall not vote its KEP Interest to authorize:

(i) a sale, exchange or other disposition of all or substantially all of the assets of KEP (either in a single transaction or a series of transactions), except in conjunction with an internal reorganization involving Keyera Entities;

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving KEP, except in conjunction with an internal reorganization involving Keyera Entities;

(iii) the winding-up, liquidation or dissolution of KEP prior to the end of the term of the Fund, except in connection with an internal reorganization involving Keyera Entities; or

(iv) any material amendment to the partnership agreement of KEP which may be prejudicial to the Partnership or indirectly to the Fund.

2.4 Business in Other Jurisdictions

(a) The Partnership shall not carry on business in any jurisdiction unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from the limited liability provisions applicable in such jurisdiction. The Partnership shall not carry on business in any jurisdiction in which the laws do not recognize the liability of the Limited Partners to be limited unless, in the opinion of the General Partner, the risks associated with the possible absence of limited liability in such jurisdiction are not significant considering the relevant circumstances.

(b) The Partnership shall carry on business in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner shall register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

2.5 Office of the Partnership

The principal place of business of the Partnership shall be Suite 600, 144 – 4th Avenue SW, Calgary, Alberta T2P 3N4 and its principal office in Ontario shall be 3900 Canada Trust Tower, BCE Place, 161 Bay Street, Toronto, Ontario, M5J 2S1 or such other address in Alberta or Ontario as the General Partner may designate in writing from time to time to the Limited Partners.

2.6 Fiscal Year

Subject to the General Partner determining otherwise, the first fiscal period of the partnership shall end on December 31, 2003 and thereafter each fiscal period shall commence on January 1 in each year and shall end on the earlier of December 31 in that year or on the date of dissolution or other termination of the Partnership. Each such fiscal period is herein referred to as a "**Fiscal Year**".

2.7 Status of Partners

(a) The General Partner represents, warrants, covenants and agrees with each Limited Partner that the General Partner:

(i) is a corporation incorporated under the laws of Alberta and is validly subsisting under such laws and is validly registered as an extra-provincial

corporation under the laws of Ontario and will maintain such registration for as long as it is the general partner of the Partnership;

(ii) is not a "non-resident" of Canada for the purposes of the Tax Act;

(iii) has the capacity and corporate authority to act as the general partner of the Partnership and to perform its obligations under this Agreement, and such obligations do not conflict with nor do they result in a breach of any of its constating documents, by-laws, any resolution of the directors (or any committee thereof) or shareholders, any statute, rule, regulation or law applicable to it, any judgment, order, decree, or decision of any governmental, administrator or regulatory agency or body having jurisdiction over it or any agreement by which it is bound;

(iv) will act in good faith in a manner which it believes to be in the best interests of the Partnership, subject to the provisions of this Agreement;

(v) shall maintain the registrations necessary for the conduct of its business and has and shall continue to have all licences and permits necessary to carry on its business as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of the General Partner;

(vi) will devote as much time as is reasonably necessary for the conduct and prudent management of the business and affairs of the Partnership; and

(vii) for so long as it is the general partner of the Partnership, it will not carry on any business other than that of general partner of the Partnership.

(b) Each of the Limited Partners severally represents, warrants, covenants and agrees, on its own behalf only, with each other Partner that such Limited Partner:

(i) has the capacity and competence and, if a corporation, the necessary corporate authority, to enter into this Agreement;

(ii) is not acquiring Units and will not hold Units as a tax shelter investment for the purposes of the Tax Act, and is not a "non-resident" of Canada for the purposes of the Tax Act, is not a person or partnership, an interest in which would be a tax shelter investment for the purposes of the Tax Act, and, if a partnership, is a "Canadian partnership" under the Tax Act and covenants to retain such status for as long as it remains a Limited Partner; and

(iii) shall not transfer its Units, in whole or in part to a Person who is not able to make these representations, warranties and covenants.

2.8 Survival of Representations, Warranties and Covenants

The representations, warranties and covenants made pursuant to Section 2.7 shall survive execution of this Agreement and each Partner covenants and agrees to ensure that each

representation, warranty and covenant made pursuant to Section 2.7 remains true so long as such Partner remains a Partner.

2.9 Limitation on Authority of Limited Partners

(a) No Limited Partner (unless it is also the General Partner) shall, except in his or her capacity as an officer, director, agent, or employee of the General Partner or an Affiliate thereof:

(i) take part in the administration, control, management or operation of the business of the Partnership or exercise any power in connection therewith or transact business on behalf of the Partnership;

(ii) execute any document which binds or purports to bind any other Partner or the Partnership;

(iii) hold himself or herself out as having the power or authority to bind any other Partner or the Partnership;

(iv) have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(v) bring any action for partition or sale or otherwise in connection with the Partnership or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership; or

(vi) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement.

(b) Notwithstanding the foregoing, a Limited Partner may from time to time,

(i) examine the state and progress of the Partnership business and advise as to its management;

(ii) act as a contractor for or an agent or employee of the Partnership or of the General Partner; or

(iii) act as a surety for the Partnership.

2.10 Limited Liability of Limited Partners

Subject to the provisions of the Act and of similar legislation in other jurisdictions, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the Limited Partner's Capital Contribution, plus the Limited Partner's *pro rata* share of any undistributed income of the Partnership. Where Limited Partners have received the return of all or part of their Capital Contribution, except where the Capital Contribution is reduced in accordance with Section 7.2 hereof, or where the Partnership is dissolved, the Limited Partners

shall be liable to the Partnership's creditors for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of the Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the Capital Contribution. Following payment of a Capital Contribution with interest, a Limited Partner shall not be liable for any further claims or assessments or be required to make further contributions to the Partnership.

2.11 Indemnity of Limited Partners

The General Partner will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of such Limited Partner is lost for or by reason of the fraud, gross negligence or wilful misconduct of the General Partner in performing its duties and obligations hereunder.

2.12 Compliance with Laws

Subject to Section 2.4, each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents considered by the General Partner to be necessary to comply with any applicable law or regulation of any jurisdiction, for the continuation, operation or good standing of the Partnership.

2.13 General Partner May Hold Units

The General Partner may subscribe for and acquire Class A Units or purchase Class A Units by private contract or in the market and shall be shown on the Record as a Limited Partner in respect of the number of Class A Units held by the General Partner from time to time.

2.14 General Partner as a Limited Partner

If the General Partner holds any Class A Units, it shall be deemed in its capacity as the holder of such Class A Units to be a Limited Partner with the same rights and powers, as each other Limited Partner.

ARTICLE 3
UNITS

3.1 Authorized Units

The Partnership is authorized to issue an unlimited number of GP Units and an unlimited number of Class A Units.

3.2 Issue of Units

The General Partner may, in its discretion, cause the Partnership to issue Units on such terms and conditions of the offering and sale of Units as the General Partner, in its discretion, may determine, from time to time hereafter.

3.3 Re-Purchase of Initial Class A Unit

Immediately after the Closing, the Partnership re-purchased the initial Class A Unit from the Initial Limited Partner for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial Class A Unit was cancelled and is no longer outstanding for any of the purposes of this Agreement and the General Partner amended the Record accordingly.

3.4 Admittance as Limited Partner

Upon acceptance by the General Partner and all Limited Partners of any additional limited partners, the General Partner shall cause the Record to be amended, and such other documents as may be required by the Act or under legislation similar to the Act in other jurisdictions to be filed or amended, specifying the prescribed information and will cause the foregoing information in respect of the new Limited Partner to be included in the Partnership's books and records (including the Record).

3.5 Payment of Expenses

The Partnership will pay all costs, disbursements and other fees and expenses incurred in connection with the organization of the Partnership and the registration of the Partnership under the Act and under similar legislation of other jurisdictions.

3.6 Effective Date

The rights and obligations of a subscriber for, or a transferee of, Class A Units, as a Limited Partner under this Agreement, commence and are enforceable by and upon the Limited Partner as between the Limited Partner and the other Partners from and after the earlier of the date on which the Record has been amended to reflect such subscription or transfer and the effective date on which the General Partner in its sole discretion recognizes such subscriber or transferee as a Limited Partner (which recognition may be determined on a retroactive basis).

3.7 Record of Limited Partners

The General Partner shall maintain at the Partnership's principal office in Ontario the Record setting out such information as is prescribed under the Act. The General Partner shall also maintain a current copy of the Record at the Partnership's principal office in Alberta.

3.8 Changes in Membership of Partnership

No change of name or address of a Limited Partner and no admission of a substituted Limited Partner in the Partnership shall be effective for the purposes of this Agreement until all reasonable requirements as determined by the General Partner with respect thereto have been met, including the requirements set out in this Article, and until such change, substitution or addition is duly reflected in an amendment to the Record as may be required by the Act. The names and addresses of the Limited Partners as reflected from time to time in the Record, as from time to time amended, shall be conclusive as to such facts for all purposes of the Partnership.

3.9 Notice of Change

No name or address of a Limited Partner shall be changed and no transfer of a Unit or substitution or addition of a Limited Partner in the Partnership shall be recorded on the Record except pursuant to a notice in writing received by the General Partner.

3.10 Inspection of Record

A Limited Partner, or an agent of a Limited Partner duly authorized in writing, has the right to inspect and make copies from the Record during normal business hours.

3.11 Transfer of Units

Subject to the provisions of this Agreement, Units may be transferred by a Unitholder or the Unitholder's agent duly authorized in writing to any Person, but such Person shall not be recorded on the Record as the holder of Units unless such Person has delivered to the General Partner a Transfer Form, duly completed and executed by the applicable registered Unitholder in a manner acceptable to the General Partner.

3.12 Documentation on Transfer

The Transfer Form shall be signed by the transferor and the transferee and shall be accompanied by the Unit Certificate(s) issued by the Partnership requesting the Units to be transferred. If a transferor of Units is a firm or a corporation, or purports to assign such Units in any representative capacity, or if an assignment results from the death, mental incapacity or bankruptcy of a Limited Partner or is otherwise involuntary, the transferor or the transferor's legal representative shall furnish to the General Partner such documents, certificates, assurances, court orders and other instruments as the General Partner may reasonably require to record the said transfer and assignment on the Record.

3.13 Amendment of Record

The General Partner, on behalf of the Partnership, shall from time to time amend the Record and such other documents and promptly effect such filings, recordings and registrations at such places as in the opinion of counsel to the Partnership are necessary or advisable to reflect changes in the membership of the Partnership, transfers of Units and dissolution of the Partnership and to constitute a transferee as a Limited Partner.

3.14 Non-Recognition of Trusts or Beneficial Interests

Except as required by law or as recognized by the General Partner in its sole discretion, no Person will be recognized by the Partnership as holding any Unit in trust, or on behalf of another Person with the beneficial interest therein, and the Partnership and Limited Partners will not be bound or compelled in any way to recognize (even when having actual notice) any equitable, contingent, future or partial interest in any Unit or in any fractional part of a Unit or any other rights in respect of any Unit except an absolute right to the entirety of the Unit in the Limited Partner shown on the Record as holder of such Unit.

3.15 No Transfer of Fractions

No transfer of a fraction of a Unit may be made or will be recognized or entered into the Record.

3.16 No Transfer upon Dissolution

No transfer of Units may be made or will be recognized or entered into the Record after the occurrence of any of the events set forth in Section 12.1.

ARTICLE 4
CAPITAL CONTRIBUTIONS AND ACCOUNTS

4.1 Capital

The capital of the Partnership consists of the aggregate of all sums of money or other property contributed by the Partners and not returned to them.

4.2 General Partner Contribution

The General Partner is not required to make a contribution to the capital of the Partnership and is entitled to a 0.001% interest in the Partnership in consideration for acting as the General Partner.

4.3 Initial Limited Partner Contribution

It is acknowledged and agreed that the Initial Limited Partner contributed the sum of $10 to the capital of the Partnership in exchange for one Class A Unit.

4.4 Limited Partner Contributions

The Capital Contribution of each Limited Partner is the subscription price for Units paid or agreed to be paid by such Limited Partner, as determined from time to time by the General Partner.

4.5 Separate Capital Accounts

The General Partner will maintain a separate capital account for each Partner and will, on receipt of an amount in respect of a Capital Contribution, credit the account of the applicable Partner with such Capital Contribution and will debit the account with the amount of any Capital Contribution actually returned from time to time by the Partnership to the Partner.

The interest of a Partner will not terminate by reason of there being a negative or nil balance in the Partner's capital account. No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of Distributable Cash Flow, income or loss attributable to the Units of any other Limited Partner.

4.6 No Interest on Capital Account

The Partnership will not pay interest on any credit balance of the capital account of a Partner. Except as provided in this Agreement or the Act or similar applicable legislation in Canada, no Limited Partner is required to pay interest to the Partnership on any Capital Contribution returned to the Limited Partner or on any negative balance in the Limited Partner's capital account.

4.7 Interest on Amounts in Default

A Limited Partner liable for a portion of the Capital Contribution for Units which is not paid when due and owing is liable, in addition, to pay interest on so much of the Capital Contribution as from time to time remains unpaid, accruing from the due date to the date of payment at an annual rate of interest equal to the rate announced from time to time by a Canadian chartered bank selected by the General Partner as its reference rate for determining the interest rates charged by it on Canadian dollar commercial loans to its most creditworthy customers prevailing from time to time while the Capital Contribution is unpaid, plus 2%, calculated and compounded monthly. All payments on account of a Capital Contribution which is due and owing or interest thereon, however directed, will be applied first towards the costs of the General Partner in collecting such amounts or selling the Units, second towards interest and third towards satisfaction of the unpaid portion of the Capital Contribution.

4.8 Set-Off

The Partnership may set-off against and withhold from any amount that would otherwise be distributed to a Partner, any amount that may be due and owing to the Partnership on account of any unpaid portion of the Capital Contribution of such Partner and interest accrued thereon.

ARTICLE 5
PARTICIPATION IN PROFITS AND LOSSES

5.1 Allocation of Net Income and Losses

Net income or loss of the Partnership for accounting purposes will be allocated to each Partner in the same proportion as income or loss is allocated for tax purposes to Partners as provided in Section 5.2.

5.2 Allocation of Income and Losses for Tax Purposes

The income for tax purposes of the Partnership for a given Fiscal Year of the Partnership will be allocated to the General Partner and the Limited Partners, as to 0.001% and 99.999%, respectively, and then to each particular Limited Partner of record in the proportion that the number of Class A Units held at the end of such Fiscal Year by the particular Limited Partner is to the total number of Class A Units issued and outstanding at the end of such Fiscal Year. All items not included in computing the income or loss of the Partnership for income tax purposes and which are relevant in computing the income or loss of the Partners for income tax purposes shall be allocated to Partners in the same manner as net income or loss.

The amount of income or loss allocated to a Limited Partner may exceed or be less than the amount of cash distributed to such Limited Partner.

5.3 Distributable Cash Flow

(a) Subject to Section 5.3(b), in respect of periods ending on each Distribution Record Date commencing from and after the previous Distribution Record Date (or, for the first Distribution Record Date, the period from and after the Closing Date), the General Partner will distribute to Unitholders of record on the last day of the applicable period, in proportion to the number of Class A Units held by them as indicated on the Record, 99.999% of the Distributable Cash Flow determined in respect of that period and will distribute to the General Partner 0.001% of such Distributable Cash Flow. Such Distributable Cash Flow will only be distributed to the extent that the Partnership has cash available for such payment (excluding cash withheld as a reserve). The payment date for Distributable Cash Flow to be distributed in respect of a period shall be on or about, but no later than, the date that is 30 days immediately following the end of such period but will generally be on or before the 15th day of the month following such period.

(b) The General Partner may, in its sole discretion, distribute (a "Special Distribution") Distributable Cash Flow to Partners at such dates as it may determine other than the Distribution Record Dates which Special Distributions may be made in lieu of ordinary distributions provided for in Section 5.3(a).

5.4 Repayments

If, as determined by the General Partner, it appears that any Partner has received an amount under this Article 5 which is in excess of that Partner's entitlement, the Partner will, forthwith upon notice from the General Partner reimburse the Partnership to the extent of the excess, and failing immediate reimbursement, the General Partner may withhold the amount of the excess (with interest at the rate referred to in Section 4.7 from time to time calculated and compounded monthly) from further distributions otherwise due to the Partner.

ARTICLE 6
REIMBURSEMENT OF EXPENSES

6.1 Expenses of the Partnership

The Partnership will reimburse the General Partner for all direct costs and expenses incurred on the Partnership's behalf by the General Partner in the performance of its duties hereunder (which costs and expenses shall be the Partnership's responsibility).

ARTICLE 7
WITHDRAWAL OF CAPITAL CONTRIBUTIONS

7.1 Withdrawal

No Limited Partner has the right to withdraw any of the Limited Partner's Capital Contribution or other amount or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by law.

7.2 Return of Capital Contribution

Subject to compliance with the Act, all Distributable Cash Flow and other cash distributed to Limited Partners shall be and shall be deemed to be withdrawals of or returns of Capital Contributions to the applicable Limited Partners until the Limited Partners have received 99.9% of the original Capital Contribution applicable to each Class A Unit, after which no further withdrawals or returns of capital shall be made until the dissolution of the Partnership. Coincidentally with each withdrawal or return of Capital Contribution, the Record or the Declaration, as required, shall be amended to set forth such withdrawal or return. The General Partner and each of the Limited Partners hereby consents to the withdrawal or return of Capital Contributions contemplated in this Section 7.2.

ARTICLE 8
POWERS, DUTIES AND OBLIGATIONS OF THE GENERAL PARTNER

8.1 Powers, Duties and Obligation

(a) The General Partner has:

(i) unlimited liability for the debts, liabilities and obligations of the Partnership;

(ii) subject to the terms of this Agreement and to any applicable limitations set forth in the Act and applicable similar legislation, the full and exclusive right, power and authority to manage, control, administer and operate the business and affairs and to make decisions regarding the undertaking and business of the Partnership; and

(iii) subject to the terms of this Agreement, the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business of the Partnership.

An action taken by the General Partner on behalf of the Partnership is deemed to be the act of the Partnership and binds the Partnership.

(b) Subject to the Administration Agreement, but notwithstanding any other agreement that the Partnership or the General Partner may enter into, all material transactions or agreements entered into by the Partnership must be approved by the board of directors of the General Partner.

(c) While general partner of the Partnership, the General Partner shall restrict its business to:

(i) managing and conducting the business and affairs of the Partnership;

(ii) making investments in the businesses described in Section 2.3(a) for and on behalf of the Partnership;

(iii) holding cash and investing in Short Term Investments for and on behalf of the Partnership; and

(iv) employing personnel or arranging for the engagement of personnel to fulfill its contractual obligations and the obligations of the Partnership.

8.2 Specific Powers and Duties

Without limiting the generality of Section 8.1, but subject to Section 2.3, the General Partner will have full power and authority for and on behalf of and in the name of the Partnership:

(a) to purchase and dispose of property, other than a sale, exchange or disposition that would be of all or substantially all of the property of the Partnership (either in a single transaction or a series of related transactions);

(b) to acquire securities of entities engaged primarily in businesses which are permitted businesses of the Partnership;

(c) to negotiate, execute and perform any and all agreements with respect to the business of the Partnership;

(d) to maintain, improve or change the assets from time to time of the Partnership;

(e) to see to the sound management of the Partnership and to manage, control and develop all the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary thereto;

(f) to lend funds of the Partnership on such terms as the General Partner considers appropriate;

(g) to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the business of the Partnership or in connection with the business of any of the Keyera Entities, or for other expenses incurred in connection with the Partnership or Keyera Entities, and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments, or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred, guarantee the obligations of any of the Keyera Entities, and mortgage, pledge, assign, subordinate or grant a security interest in any property or right of the Partnership or engage in any other means of financing the Partnership;

(h) to cause the Partnership to issue additional Units; and

(i) to do anything that is in furtherance of or is incidental to the business of the Partnership.

No Persons dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver

any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership. The General Partner shall insert, and cause agents of the Partnership to insert, the following clause in any contracts or agreements to which the Partnership is a party or by which it is bound:

> "Keyera Facilities Limited Partnership is a limited partnership formed under the *Limited Partnerships Act* (Ontario), a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that it has contributed or agreed to contribute to its capital and its pro rata share of any undistributed income."

8.3 Delegation

The General Partner may contract with any Person (including the Administrator or an Affiliate of the General Partner) to carry out any of the duties of the General Partner hereunder and may delegate to such Person (including the Administrator or an Affiliate of the General Partner) any or all power and authority of the General Partner hereunder while remaining responsible therefor.

8.4 Title to Property

The General Partner may hold legal title to any of the assets or property of the Partnership in its name for the benefit of the Partnership.

8.5 Exercise of Duties

Except as provided herein, the General Partner covenants that it will exercise the powers and discharge its duties under this Agreement honestly, in good faith, and in the best interests of the Partnership, and that it will exercise the degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. Furthermore, the General Partner covenants that it will maintain the confidentiality of financial and other information and data which it may obtain through or on behalf of the Partnership the disclosure of which may adversely affect the interests of the Partnership or a Limited Partner, except to the extent that disclosure is permitted as provided herein, is required by law or is in the best interests of the Partnership.

8.6 Limitation of Liability

The General Partner is not personally liable for the return of any Capital Contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to Sections 2.11 and 8.11, neither the General Partner nor any Affiliates thereof nor their respective officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for an action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law provided the General Partner has acted in good faith, in a manner which the General Partner believed to be in the best interests of the Partnership.

8.7 Indemnity of General Partner

(a) Subject to the limitations expressly provided in this Agreement, the Partnership shall indemnify and save harmless the General Partner, any Person who is or was an officer, director, employee, affiliate, partner, agent or trustee of the General Partner ("Indemnitees") against any liabilities arising from having acted in such capacity, provided that, in each case, the Indemnitee acted honestly and in good faith with a view to the best interests of the Partnership and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 8.7 shall be made only out of the assets of the Partnership.

(b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 8.7.

(c) The indemnification provided by this Section 8.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall apply to actions in the Indemnitee's capacity as: (i) the General Partner; (ii) an officer, director, employee, partner, agent or trustee of the General Partner; or (iii) a Person serving at the request of the General Partner as a director, officer, employee, agent or trustee of another Person, and shall continue as to an Indemnitee who has ceased to serve in such capacity and as to actions in any other capacity.

(d) The Partnership may purchase and maintain (or reimburse the General Partner for the cost of) insurance, on behalf of the General Partner and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify such Person against such liabilities under the provisions of this Agreement.

8.8 Liability of Indemnitees

Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership or the Limited Partners for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith and in a manner which the Indemnitee believed to be in, or not opposed to, the best interests of the Partnership.

8.9 Acting Through Agents

The General Partner may exercise any of the powers or authority granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

8.10 Other Matters Concerning the General Partner

(a) The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b) The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted in reliance upon the opinion (including, without limitation, an opinion of counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

(c) The General Partner shall have the right, in respect of any of its power, authority or obligations hereunder, to act through any of its duly authorized officers.

(d) Any standard of care or duty imposed under the Act or any applicable law shall be modified, waived or limited as required to permit the General Partner to act under and pursuant to this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the power or authority prescribed in this Agreement, so long as such action is reasonably believed by the General Partner to be in, or not opposed to, the best interests of the Partnership.

8.11 Indemnity of Partnership

The General Partner hereby indemnifies and holds harmless the Partnership and each Limited Partner from and against all costs, expenses, damages or liabilities suffered or incurred by the Partnership or such Limited Partners by reason of an act of fraud, wilful misconduct or gross negligence by the General Partner or of any act or omission not believed by the General Partner in good faith to be within the scope of the authority conferred on the General Partner by this Agreement.

8.12 Employment of an Affiliate or Associate

The General Partner may employ or retain Affiliates or Associates of the General Partner or the Limited Partners on behalf of the Partnership to provide goods or services to the Partnership provided that, if the Partnership is to reimburse the General Partner for the costs and expenses of such goods or services, the costs of such goods or services must be reasonable and competitive with the costs of similar goods and services provided by independent third parties.

8.13 Removal of General Partner

(a) The Limited Partners may by Extraordinary Resolution remove the General Partner as the general partner.

(b) Upon the bankruptcy, dissolution, liquidation or winding-up of the General Partner or the making of any assignment for the benefit of creditors of the General Partner (or the commencement of any act or proceeding in connection with any of the foregoing which is not contested in good faith by the General Partner), or upon the appointment of a trustee, receiver or receiver-manager of the assets and undertaking of the General Partner, the General Partner shall cease to be qualified to act as general partner hereunder and shall be deemed to have been removed as the general partner of the Partnership effective upon the appointment by Ordinary Resolution of a new general partner.

Any action by the Limited Partners for removal of the General Partner under Section 8.13(a) must also provide for the election and succession of a new general partner. Such removal shall be effective immediately following admission of the successor general partner to the Partnership.

8.14 Withdrawal of General Partner

Any voluntary withdrawal of the General Partner shall be effective immediately following the admission of the successor general partner to the Partnership.

8.15 Condition Precedent

As a condition precedent to the resignation or removal of the General Partner, the Partnership shall pay all amounts payable by the Partnership to the General Partner pursuant to this Agreement accrued to the date of resignation or removal subject to any claims or liabilities of the General Partner to the Partnership.

8.16 Transfer to New General Partner

On the admission of a new general partner to the Partnership on the resignation, removal or withdrawal of the General Partner, the resigning or retiring General Partner will do all things and take all steps to transfer the administration, management, control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the new general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

8.17 Transfer of Title to New General Partner

On the resignation, removal or withdrawal of the General Partner and the admission of a new general partner, the resigning or retiring General Partner will, at the cost of the Partnership, transfer title to the Partnership's property to such new general partner and transfer the General Partner's GP Units (and any other general partnership interest) to such general partner and will execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion.

8.18 Release by Partnership

On the resignation, removal or withdrawal of the General Partner, the Partnership will release and hold harmless the General Partner resigning, being removed, or withdrawing from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after such resignation, removal or withdrawal.

8.19 New General Partner

A new general partner shall not be a "non-resident" of Canada within the meaning of the Tax Act and will become a party to this Agreement by signing a counterpart hereof and will agree to be bound by all of the provisions hereof and to assume the obligations, duties and liabilities of the General Partner hereunder as from the date the new general partner becomes a party to this Agreement.

ARTICLE 9
FINANCIAL INFORMATION

9.1 Books and Records

The General Partner shall keep or cause to be kept at the principal office of the Partnership in Alberta appropriate books and records with respect to the Partnership's business. Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including, without limitation, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard disks, magnetic tape, or any other information storage device, provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with generally accepted accounting principles applicable in Canada, consistently applied.

9.2 Reports

(a) As soon as practicable, but in no event later than 90 days after the end of each Fiscal Year (or such shorter period as may be required by applicable securities laws for reporting issuers), the General Partner shall cause to be provided to each Unitholder as indicated on the Record as of a date selected by the General Partner in its sole discretion, financial statements of the Partnership for such Fiscal Year, presented in accordance with generally accepted accounting principles, including a balance sheet and statements of operations, Partners' equity and cash flows, such statements to be reported upon by the Auditor if an Auditor has been appointed.

(b) As soon as practicable, but in no event later than 45 days after the end of each calendar quarter (except the last calendar quarter of each year) (or such shorter period as may be required by applicable securities laws for reporting issuers), the General Partner shall cause to be provided to each Unitholder as indicated on the Record as of a date selected by the General Partner in its sole discretion, a report containing unaudited financial statements of the Partnership and such other

information as may be required by applicable securities laws, or the rules of any stock exchange on which any of the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

9.3 Income Tax Information

The General Partner will use reasonable efforts to send or cause to be sent to each Person who was a Limited Partner during the previous Fiscal Year, or at the date of dissolution of the Partnership, within 90 days of the end of such Fiscal Year or within 60 days of dissolution, as the case may be, or within such other shorter period of time as may be required by applicable law, all information, in suitable form, relating to the Partnership necessary for such Person to prepare such Person's Canadian federal and provincial income tax returns. The General Partner shall file, on behalf of itself and the Limited Partners, annual Partnership information returns and any other information returns required to be filed under the Tax Act and any other applicable Canadian tax legislation in respect of the Partnership.

9.4 Right to Inspect Partnership Books and Records

In addition to other rights provided by this Agreement or by applicable law, each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable demand and at such Limited Partner's own expense, to have furnished to it:

(a) a current list of the name and last known address of each Limited Partner;

(b) copies of this Agreement, the Declaration, the Record, and amendments thereto; and

(c) such other information regarding the affairs of the Partnership as is just and reasonable.

9.5 Accounting Policies

The General Partner is authorized to establish from time to time accounting policies with respect to the financial statements of the Partnership and to change from time to time any policy that has been so established so long as such policies are consistent with generally accepted accounting principles in Canada.

9.6 Appointment of Auditor

The General Partner may, on behalf of the Partnership, select the Auditor on behalf of the Partnership to review and report to the Partners upon the financial statements of the Partnership for and as at the end of each Fiscal Year, and to advise upon and make determinations with regard to financial questions relating to the Partnership or required by this Agreement to be determined by the Auditor.

ARTICLE 10
MEETINGS OF THE LIMITED PARTNERS

10.1 Meetings

The General Partner may call a general meeting of Limited Partners at such time and such place as it deems appropriate in its absolute discretion for the purposes of considering any matters set forth in the notice of meeting.

10.2 Place of Meeting

Every meeting of Limited Partners shall be held in the City of Calgary, Alberta or at such other place in Canada as the General Partner may designate.

10.3 Notice of Meeting

Notice of any meeting of Limited Partners will be given to each Limited Partner not less than 21 days (but not more than 60 days) prior to such meeting, and will state:

(a) the time, date and place of such meeting; and

(b) in general terms, the nature of the business to be transacted at the meeting in sufficient detail to permit a Limited Partner to make a reasoned decision thereon.

10.4 Non-Individual Partners

A Limited Partner which is a Person other than an individual may appoint an officer, director or other authorized person as its representative to attend, vote and act on its behalf at a meeting of Limited Partners.

10.5 Attendance of Others

Any officer or director of the General Partner, legal counsel for the General Partner and the Partnership and representatives of the Auditor (if appointed) will be entitled to attend any meeting of Limited Partners. The General Partner has the right to authorize the presence of any Person at a meeting regardless of whether the Person is a Limited Partner. With the approval of the General Partner that Person is entitled to address the meeting.

10.6 Chairman

The General Partner may nominate a Person, including, without limitation, an officer or director of the General Partner (who need not be a Limited Partner), to be chairman of a meeting of Limited Partners and the person nominated by the General Partner will be chairman of such meeting unless the Limited Partners elect another chairman.

10.7 Quorum

A quorum at any meeting of Limited Partners will consist of one or more Limited Partners present in person or by proxy holding at least 5% of the outstanding Units. If, within

half an hour after the time fixed for the holding of such meeting, a quorum for the meeting is not present, the meeting:

(a) if called by or on the requisition of Limited Partners, will be terminated; and

(b) if called by the General Partner will be held at the same time and place on the day which is 14 days later (or if that date is not a business day, the first business day after that date). The General Partner will give three days' notice to all Limited Partners of the date of the reconvening of the adjourned meeting and at such meeting the quorum will consist of the Limited Partners then present in person or represented by proxy.

10.8 Voting

Every question submitted to a meeting of Limited Partners:

(a) which requires an Extraordinary Resolution under this Agreement will be decided by a poll; and

(b) which does not require an Extraordinary Resolution will be decided by an Ordinary Resolution on a show of hands unless otherwise required by this Agreement or a poll is demanded by a Limited Partner, in which case a poll will be taken;

and in the case of an equality of votes, the chairman will not have a casting vote and the resolution will be deemed to be defeated. The chairman will be entitled to vote in respect of any Units held by him or her or for which he or she may be a proxyholder. On any vote at a meeting of Limited Partners, a declaration of the chairman concerning the result of the vote will be conclusive.

The General Partner as such, shall not be entitled to vote on any poll or on a show of hands at any meeting of Limited Partners. Any Limited Partner who is in default of payment of the subscription price for its Units shall not be entitled to vote in respect of any of its Units.

10.9 Poll

A poll requested or required will be taken at the meeting of Limited Partners or an adjournment of the meeting in such manner as the chairman directs.

10.10 Powers of Limited Partners; Resolutions Binding

The Limited Partners shall have only the powers set forth in this Agreement and any additional powers provided by law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on all the Partners and their respective heirs, executors, administrators, successors and assigns, whether or not any such Partner was present in person or voted against any resolution so passed.

10.11 Powers Exercisable by Extraordinary Resolution

The following powers shall only be exercisable by Extraordinary Resolution passed by the Limited Partners:

(a) dissolving the Partnership or KEP, except as otherwise provided for under Sections 12.1 (b), (c) and (d);

(b) continuing the Partnership if the Partnership is terminated by operation of law;

(c) removing the General Partner and electing a new general partner as provided for under Section 8.13;

(d) the sale, exchange or other disposition of all or substantially all of the property of the Partnership or KEP in a single transaction or a series of related transactions and releasing the General Partner from any claims in respect thereof, except in connection with an internal reorganization involving any of the Keyera Entities;

(e) authorizing a merger, amalgamation, arrangement, reorganization, recapitalization, or a similar transaction involving the Partnership or KEP, except in connection with an internal reorganization involving any of the Keyera Entities;

(f) authorizing the winding-up, liquidation or dissolution of the Partnership or KEP;

(g) waiving any default on the part of the General Partner on such terms as the Limited Partners may determine;

(h) amending, modifying, altering or repealing any Extraordinary Resolution previously passed by the Limited Partners or any resolution previously passed by the partners of KEP by special majority approval under the partnership agreement of KEP;

(i) amending this Agreement pursuant to Section 13.1;

(j) amending the partnership agreement of KEP; and

(k) requiring the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

10.12 Minutes

The General Partner will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all such minutes and all resolutions of the Limited Partners consented to in writing to be made and entered into books to be kept for that purpose. Any minutes of a meeting signed by the chairman of the meeting will be deemed evidence of the matters stated in them and such meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

10.13 Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

ARTICLE 11
NOTICES

11.1 Address

Any notice or other communication which must be given or sent under this Agreement shall be in writing and given by first-class mail or personal delivery to the address of the General Partner and the Limited Partners as follows:

in the case of the General Partner to:

Keyera Energy (LP) Ltd.,
Suite 600, 144 – 4th Avenue SW,
Calgary, Alberta, T2P 3N4
Attention: General Counsel

in the case of the Limited Partner:

Keyera Facilities Commercial Trust
Suite 600, 144 – 4th Avenue SW,
Calgary, Alberta, T2P 3N4
Attention: General Counsel

and in the case of any other Limited Partner:

to the postal address recorded in the Record

or to such other address as may be designated by either of the forgoing upon service of written a change of address in conformity with Section 11.2.

11.2 Change of Address

A Limited Partner may, at any time, change its address for the purpose of service by written notice to the General Partner. The General Partner may change its address for the purpose of service by written notice to all the Limited Partners.

11.3 Accidental Failure

An accidental omission in the giving of, or failure to give, a notice required by this Agreement will not invalidate or affect in any way the legality of any meeting or other proceeding in respect of which such notice was or was intended to be given.

ARTICLE 12
DISSOLUTION AND LIQUIDATION

12.1 Events of Dissolution

The Partnership shall follow the procedure for dissolution established in Section 12.3 upon the occurrence of any of the following events or dates:

(a) the month prior to the twenty-first anniversary of the death of the last surviving issue of Her Majesty Queen Elizabeth II, alive on April 3, 2003;

(b) the election of the General Partner to dissolve the Partnership, if approved by the passage of an Extraordinary Resolution;

(c) the sale, exchange or other disposition of all or substantially all of the property of the Partnership, if approved by an Extraordinary Resolution; or

(d) the removal or resignation of the General Partner unless the General Partner is replaced as provided in Sections 8.13 or 8.14.

12.2 No Dissolution

The Partnership shall not come to an end by reason of the death, bankruptcy, assignment of property for the benefit of creditors, insolvency, mental incompetency or other disability of any Limited Partner or upon transfer of any Units.

12.3 Procedure on Dissolution

Upon the occurrence of any of the events set forth in Section 12.1, the General Partner (or in the event of an occurrence specified in Section 12.1(d), such other Person as may be appointed by Ordinary Resolution of the Limited Partners) shall act as a receiver and liquidator of the assets of the Partnership and shall:

(a) sell or otherwise dispose of such part of the Partnership's assets as the receiver shall consider appropriate;

(b) pay or provide for the payment of the debts and liabilities of the Partnership and liquidation expenses;

(c) subject to Section 4.8, if there are any assets of the Partnership remaining, distribute to Unitholders, in proportion to the number of Class A Units held by them as indicated on the Record, 99.999% of such assets and distribute to the General Partner 0.001% of such assets; and

(d) file the notice of dissolution prescribed by the Act and satisfy all applicable formalities in such circumstances as may be prescribed by the laws of other jurisdictions where the Partnership is registered. In addition, the General Partner shall give prior notice of the dissolution of the Partnership by mailing to each Limited Partner such notice at least 21 days prior to the filing of the declaration of dissolution prescribed by the Act.

12.4 Dissolution

The Partnership shall be dissolved upon the completion of all matters set forth in Section 12.3.

12.5 No Right to Dissolve

Except as provided for in Section 12.1, no Limited Partner shall have the right to ask for the dissolution of the Partnership, the winding-up of its affairs or the distribution of its assets.

12.6 Agreement Continues

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of Section 12.3 shall have been satisfied.

ARTICLE 13
AMENDMENT

13.1 Amendment Procedures

Except as provided in Section 13.2, all amendments to this Agreement shall require the approval of the Limited Partners by an Extraordinary Resolution.

13.2 Amendment by General Partner

Each Limited Partner agrees that the General Partner (pursuant to its powers of attorney from the Limited Partners or as expressly provided herein), without the approval of any Limited Partner may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership or the location of the principal place of business of the Partnership or its registered office;

(b) admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(c) a change that, in the opinion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the Limited Partners have limited liability under the applicable laws;

(d) a change for the purpose of ensuring continuing compliance with the applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Partnership, the General Partner, or the Fund;

(e) a change which, in the opinion of the board of directors of the General Partner, provides additional protection for the Limited Partners;

(f) a change to remove any conflicts or inconsistencies in this Agreement or to make minor corrections which are, in the opinion of the board of directors of the

General Partner, necessary or desirable and not materially prejudicial to the rights of Limited Partners; and

(g) a change which, in the opinion of the board of directors of the General Partner, is necessary or desirable as a result of changes in taxation laws.

13.3 Notice of Amendments

The General Partner shall notify the Limited Partners in writing of the full details of any amendment to this Agreement within 30 days of the effective date of the amendment.

ARTICLE 14
MISCELLANEOUS

14.1 Binding Agreement

Subject to the restrictions on assignment and transfer herein contained, this Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

14.2 Time

Time shall be of the essence hereof.

14.3 Counterparts

This Agreement, or any amendment to it, may be executed in multiple counterparts, each of which will be deemed an original agreement. This Agreement may also be executed and adopted in any Subscription Form or similar instrument signed by a Limited Partner with the same effect as if such Limited Partner had executed a counterpart of this Agreement. All counterparts and adopting instruments shall be construed together and shall constitute one and the same agreement.

14.4 Governing Law

This Agreement shall be governed and construed exclusively according to the laws of the Province of Ontario and the federal laws of Canada applicable thereto and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

14.5 Severability

If any part of this Agreement is declared invalid or unenforceable, then such part shall be deemed to be severable from this Agreement and will not affect the remainder of this Agreement.

14.6 Further Acts

The parties will perform and cause to be performed such further and other acts and things and execute and deliver or cause to be executed and delivered such further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

14.7 Entire Agreement

This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof.

14.8 Limited Partner Not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner (other than the General Partner) any of the liabilities or obligations of a general partner under the Act, such provision shall be of no force and effect.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date set out above.

KEYERA ENERGY (LP) LTD.

Per: *"David Smith" (signed)*

KEYERA FACILITIES COMMERCIAL TRUST, by its Administrator, KEYERA ENERGY MANAGEMENT LTD.

Per: *"David Smith" (signed)*

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Proposes Streamlined Legal Structure

CALGARY, May 8 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that it is proposing to undertake an internal reorganization that is expected to simplify the organizational structure of the Fund and the entities in which it holds substantial interests.

The proposed reorganization will streamline the existing structure, including the elimination of most corporate entities. The reorganization is expected to provide Keyera with increased tax efficiencies and enhanced tax-planning flexibility. The new legal structure is also expected to simplify accounting, legal, reporting and income tax compliance, and reduce the general and administrative costs associated with these activities.

Details of the proposed reorganization, including the amendments to the Fund's Declaration of Trust required to implement the reorganization, are described in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which can be found on Keyera's website (www.keyera.com) under Investor Information, Unitholder Information or on SEDAR (www.sedar.com). Unitholders will be asked to approve the reorganization at Keyera's Annual and Special Meeting of Unitholders on June 6, 2007 at 9:30 a.m. (MDT). The meeting will be held in the Kensington Room, Marriott Hotel, 110 - 9th Avenue SE, Calgary, Alberta.

Keyera has applied to the Canada Revenue Agency for an advanced income tax ruling confirming that the proposed reorganization can be completed without adverse Canadian tax consequences for the Fund and its Unitholders. Subject to a receiving a favourable ruling and Unitholder approval, as well as the satisfaction of certain other conditions detailed in the Information Circular, the reorganization is expected to be implemented in the third quarter of 2007.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This release, and the documents referred to herein, contain forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted.

In particular, the discussion of the proposed reorganization (the "Reorganization") is forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described above. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a

final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable Ruling being obtained from the Canada Revenue Agency; all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive. Readers should refer to Keyera's Information Circular dated April 30, 2007 for a more complete discussion of the Reorganization, including the risks, assumptions and conditions associated therewith.

For additional information on the factors which could cause actual results or events to differ materially the forward-looking information contained herein, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:10e 08-MAY-07

RECEIVED
2008 JUL 31 P 1:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. ***Name and address of the eligible institutional investor:***

   Fidelity Management & Research Company ("FMR Co.")
   82 Devonshire Street
   Boston, MA, 02109

   Pyramis Global Advisors, LLC ("PGALLC")
   53 State Street
   Boston, MA, 02109

   FMR Co., PGALLC and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. ***Name of the reporting issuer:***

   Keyera Facilities Income Fund

3. ***Period for which the report is filed:***

   Period ended April, 2007.

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   Since Fidelity's last report filed on November 10, 2006, Fidelity's holdings have decreased by 1,535,600 shares. This represents a net decrease of 19.09% of the shares held by Fidelity.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   Fidelity now holds 6,508,300 Common Shares representing approximately 10.67% of the outstanding shares of that class.

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

6,508,300 Common Shares representing approximately 10.67% of the outstanding shares of that class.

7. ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

The Common Shares of Keyera Facilities Income Fund were disposed of in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Keyera Facilities Income Fund. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares, dispose of some or all of the Common Shares they hold or continue to hold Common Shares.

8. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A.

9. ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

N/A.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A.

11. ***Eligibility to file reports under the alternative monthly reporting system:***

Fidelity is eligible to file this report either under the alternative monthly reporting system of National Instrument 62-103.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED May 10, 2007

By: */s/"Eric D. Roiter"*

Name: Eric D. Roiter
Title: Senior V.P. & General Counsel – FMR Co.

By: */s/"Bill Dailey"*

Name: Bill Dailey
Title: Senior V.P. & Chief Administrative Officer – PGALLC

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces May 2007 Distribution

CALGARY, May 22 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for May 2007 of 12.5 cents per unit. The distribution will be payable on June 15, 2007 to unitholders of record on May 31, 2007. The ex-distribution date is May 29, 2007.

The distribution amount of 12.5 cents per unit reflects the 5% increase that was announced on May 8, 2007. This represents a 38% increase in distributions per unit since Keyera began operations in May 2003.

For tax purposes, Keyera currently expects that approximately 30% to 40% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. This outlook is based in part on the assumption that the proposed internal reorganization of Keyera announced on May 8, 2007 (the "Reorganization") will be implemented in the third quarter of 2007 in substantially the form described in Keyera's Information Circular dated April 30, 2007 which is available on the Sedar website (www.sedar.com) and the Keyera website (www.keyera.com). If the Reorganization does not proceed, this outlook would change significantly. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

In particular, the discussion of the "Reorganization" is forward-looking information and is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner anticipated. Readers should refer to Keyera's Information Circular dated April 30, 2007 for a discussion of the Reorganization, including the risks, assumptions and conditions associated therewith.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations; or Avery Reiter, Investor Relations Advisor., E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8303/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:18e 22-MAY-07

KEYERA FACILITIES INCOME FUND
Report on Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 *Continuous Disclosure Obligations*, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of Unitholders of Keyera Facilities Income Fund (the "Fund") held on June 6, 2007 in Calgary, Alberta (the "Meeting"):

Matters to be Acted Upon

Resolution	Outcome
1. The appointment of Deloitte & Touche LLP as the auditor of the Fund to hold office until the next annual meeting of Unitholders	Passed
2. The election of the following nominees as Directors of Keyera Energy Management Ltd. to serve until the next annual meeting of Unitholders subsequent to the Meeting, or until their successors are duly elected or appointed: • James V. Bertram • Robert B. Catell • Michael B.C. Davies • Nancy M. Laird • E. Peter Lougheed • H. Neil Nichols • William R. Stedman • Wesley R. Twiss	Passed
3. The ratification of the Fund's Unitholder Rights Plan and the issuance of Rights to all Unitholders pursuant thereto.	Passed • Votes For: 88.44% • Votes Against: 11.56%
4. The approval of the proposed internal reorganization of the Fund and its subsidiaries pursuant to a plan of arrangement and all related matters, all as more particularly described in the Information Circular of the Fund dated April 30, 2007.	Passed • Votes For: 99.95% • Votes Against: 0.05%
5. The approval of amendments to the Declaration of Trust of the Fund with respect to the steps that may be taken to maintain the status of the Fund as a mutual fund trust and amendments to the Declaration of Trust of Keyera Facilities Commercial Trust (the "CT") with respect to the steps to be taken so that the CT is not maintained for the benefit of non-residents of Canada.	Passed • Votes For: 98.12% • Votes Against: 1.88%

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces June 2007 Distribution

CALGARY, June 20 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for June 2007 of 12.5 cents per unit. The distribution will be payable on July 16, 2007 to unitholders of record on June 29, 2007. The ex-distribution date is June 27, 2007.

For tax purposes, Keyera currently expects that approximately 30% to 40% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. This outlook is based in part on the assumption that the proposed internal reorganization of Keyera, which was approved at its annual and special meeting in June (the "Reorganization"), will be implemented in the third quarter of 2007 in substantially the form approved. If the Reorganization does not proceed, this outlook would change significantly. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

In particular, the discussion of the "Reorganization" is forward-looking information and is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner anticipated. Readers should refer to Keyera's Information Circular dated April 30, 2007 which is available on the Sedar website (www.sedar.com) and the Keyera website (www.keyera.com) for a description and discussion of the Reorganization, including the risks, assumptions and conditions associated therewith.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund To Participate at RBC Capital Markets Energy Infrastructure "Movers & Shakers" Conference

CALGARY, June 26 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today that Jim V. Bertram, President and CEO, will participate in a panel discussion on Thursday, June 28, 2007 at 9:30 am EDT at the RBC Capital Markets Energy Infrastructure "Movers & Shakers" Conference in Toronto. The topic of the panel discussion is "Extracting Value from Natural Gas".

To listen to the panel discussion, please visit Keyera's website at www.keyera.com, Investor Information, Webcasts & Presentations. The presentation will be available for 30 days following the live presentation.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 18:08e 26-JUN-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera to Extract Ethane at Rimbey Gas Plant

CALGARY, July 12 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that it has initiated a project to extract ethane from the raw natural gas processed at its Rimbey gas plant in west central Alberta. The $26 million project will involve plant modifications and the construction of a 32-kilometre pipeline to deliver the product to existing ethane gathering infrastructure in Alberta. Project completion is expected in the third quarter of 2008. When operational, Keyera will extract about 5,000 barrels per day of ethane, the majority of which will be incremental to existing supply in the province of Alberta.

The project involves the modification of the existing natural gas liquids extraction process at the Rimbey gas plant and the installation of new compression equipment. Plant tie-ins and some modifications were completed when the Rimbey gas plant was off-line in June for its scheduled maintenance turnaround. A pipeline route has been chosen and discussions with stakeholders are being initiated.

The ethane supply will be sourced from existing raw gas delivered to the Rimbey plant for processing. Keyera has entered into a commercial arrangement outlining the terms for the sale of the ethane from the project to Dow Chemical Canada Inc., a major ethane consumer in Alberta. The project is subject to a number of conditions, including the receipt of regulatory approvals.

"This project is another example of how we are able to utilize our existing facilities and operational expertise to capture new complementary opportunities", said Jim Bertram, President and CEO of Keyera. "In addition, the development of an incremental source of ethane helps to meet the long-term supply requirements of Alberta's petrochemical industry."

"With this arrangement, we are able to address our need for long-term, affordable ethane feedstock," said Jeff Johnston, President of Dow Chemical Canada. "We intend to submit this project as one of the first under consideration under the new Government of Alberta incremental ethane extraction policy," noted Mr. Johnston.

The Rimbey gas plant is Keyera's largest gas processing facility and a key energy complex in west central Alberta. Keyera is the operator of the plant and holds an 86.4% ownership interest. With a raw gas processing capacity of 422 million cubic feet per day and 2,500 km of gathering pipelines, the plant's extensive capture area allows it to provide energy processing services to a large number of producers. The Rimbey plant currently produces sales quality natural gas and specification grade propane, butane and condensate. In addition, it also produces frac oil and up to 285 tonnes per day of liquid CO_2, both of which are used in the well servicing industry in Alberta. The Rimbey plant is connected to sales gas transportation pipelines and has NGL rail and truck loading and offloading facilities for natural gas liquids. As well, the Rimbey plant delivers specification propane, butane and condensate via pipeline to Keyera's logistics terminal and storage facility in the Edmonton/Fort Saskatchewan energy hub.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada

and the United States.

This document contains forward-looking statements that involvé known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs (including ethane) and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. In addition, the forward-looking information with respect to the ethane extraction project will depend upon, among other things, construction schedules and costs, regulatory approvals, satisfaction of conditions precedent in the commercial arrangement for the sale of the ethane, the outcome of the review of ethane extraction conventions in Alberta and the impact of other government and industry initiatives. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 09:15e 12-JUL-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Announces Long Term Debt Private Placement

CALGARY, July 19 /CNW/ - Keyera Facilities Income Fund (TSX: KEY.UN; KEY.DB) ("Keyera") announced today that it has priced a private placement of long term senior unsecured notes in the principal amount of $120 million, denominated in Canadian dollars, to a group of institutional investors in Canada and the U.S. The notes will be issued in two tranches: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%.

The net proceeds from the sale of the notes will be used to repay borrowings under Keyera's short term bank credit facilities and will be a source of long term funding for Keyera's ongoing growth capital program, working capital requirements and general corporate purposes. Closing for $80 million of the notes is scheduled for September 2007, with the remaining $40 million anticipated in December 2007. Closing is subject to normal conditions for this type of transaction.

"We are pleased to have successfully arranged long term financing at favourable rates", said David Smith, Executive Vice President and CFO. "This transaction will provide Keyera with financing flexibility to fund our long term growth strategy".

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX: KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the satisfaction of the conditions to closing contained in the note agreements, the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: Keyera Facilities Income Fund, please visit our

website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 15:31e 19-JUL-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces July 2007 Distribution

CALGARY, July 19 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN, KEY.DB) announced today a cash distribution for July 2007 of 12.5 cents per unit. The distribution will be payable on August 15, 2007 to unitholders of record on July 31, 2007. The ex-distribution date is July 27, 2007.

For tax purposes, Keyera currently expects that approximately 50% to 70% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is affected by Keyera's organizational structure and the implementation of the proposed internal reorganization of Keyera, which was approved by its Unitholders in June (the "Reorganization"). As Keyera has yet to receive an advanced ruling from the Canada Revenue Agency, the implementation date of the Reorganization will be later than previously anticipated and, as a result, the taxability estimate has been revised accordingly.

This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities, as well as further changes in the anticipated timing for the implementation of the Reorganization. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

In particular, the discussion of the "Reorganization" is forward-looking information and is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner anticipated. Readers should refer to Keyera's Information Circular dated April 30, 2007 which is available on the Sedar website (www.sedar.com) and the Keyera website (www.keyera.com) for a description and discussion of the Reorganization, including the risks, assumptions and conditions associated therewith.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403)

205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 19:22e 19-JUL-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund - Second Quarter Results Conference Call and Webcast

CALGARY, July 31 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today that it expects to release its second quarter 2007 report on Wednesday, August 8, 2007. A conference call and webcast have been scheduled for Thursday, August 9 at 8:00 am MDT (10:00 am Eastern) for interested investors, analysts, brokers and media representatives.

The conference call dial-in number is 866-250-4877 or 416-915-5651. A recording of the conference call will be available for replay until midnight, August 16, 2007 by dialing 877-289-8525 or 416-640-1917 and entering passcode 21241891 followed by the pound key.

A live webcast of the conference call can be accessed on Keyera's website at www.keyera.com under Investor Information, Webcasts & Presentations. Shortly after the call, an audio archive will be posted on the website for 90 days.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 18:29e 31-JUL-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund - Q2 Second Quarter Report

CALGARY, Aug. 8 /CNW/ -

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2007 SECOND QUARTER HIGHLIGHTS

- Keyera delivered strong second quarter financial results, with net earnings before tax and non-controlling interest of $21.6 million, up 44% compared to the second quarter of 2006. However, Keyera recorded a net loss of $59.8 million for the quarter due to an $80.2 million non-cash future income tax expense resulting from the enactment of the Canadian government's tax on publicly traded income trusts starting in 2011.

- Distributable cash flow(1) was $31.2 million ($0.51 per unit), 31% higher than the same period last year. Distributions to unitholders totaled $22.5 million in the second quarter, or $0.369 per unit.

- All business segments delivered strong second quarter results. Contribution from Gathering and Processing was $15.4 million, up 14% from the same period last year. Contribution from NGL Infrastructure was $11.2 million, 26% higher than the second quarter of 2006. The Marketing business posted a record contribution of $18.1 million, up 83% from the second quarter of last year.

- Keyera announced a project to extract ethane from the raw gas processed at its Rimbey gas plant. Subject to regulatory approval and other conditions, the project is expected to be completed in 2008 at an estimated cost of $26 million. The project will allow Keyera to extract up to 5,000 barrels of ethane, the majority of which are incremental to Alberta supply, for delivery to a major petrochemical producer in Alberta.

- Keyera continued to pursue its goal of being the best positioned midstream service provider in the key Edmonton/Fort Saskatchewan energy hub. It has initiated a project to expand the truck rack at its Fort Saskatchewan facility, to increase Keyera's operating flexibility and provide enhanced product loading services. In addition, opportunities to increase connections to other pipelines, enhance terminals and expand storage are being investigated.

- Two scheduled maintenance turnarounds were completed in the second quarter at Keyera's Rimbey and Brazeau North gas processing plants.

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(1) See "Non-GAAP Financial Measures"

Message to Unitholders

Building on our track record, Keyera once again generated strong financial and operating results in the second quarter of 2007, and it is my pleasure to have the opportunity to share with you a few highlights from this successful quarter.

Second quarter earnings before tax and non-controlling interest were $21.6 million, another record quarter for Keyera and 44% higher than the same period in 2006. Second quarter distributable cash flow was $31.2 million, or $0.51 per unit.

All three of our business lines contributed to these strong results. Contribution from our Gathering and Processing segment was $15.4 million, 14%

higher than the same period last year, primarily due to very strong results from the Foothills Region. Our NGL Infrastructure also had another strong quarter, posting contribution of $11.2 million, a 26% increase from the same period last year. As well, Keyera used its strategic assets to take advantage of opportunities in the condensate, propane and butane markets during the second quarter of 2007. This, along with strong results from our crude oil midstream business, allowed our Marketing segment to deliver contribution of $18.1 million, 83% higher than the results in the second quarter of 2006. These impressive results were achieved in spite of scheduled maintenance turnarounds at our Rimbey and Brazeau North gas plants.

Throughout the second quarter, we continued to pursue projects that build on our long-term business strategy. One of the most exciting projects we have on the go is the ethane extraction project at our Rimbey gas plant, which will involve plant modifications and the construction of a 32-kilometre pipeline. When completed, the project is expected to extract about 5,000 barrels per day of ethane, the majority of which will be incremental to existing supply. We took the opportunity to complete the plant tie-ins and some additional plant modifications required for the project while the Rimbey gas plant was off-line for its scheduled maintenance turnaround. By completing this initial work during the turnaround, we should be able to avoid having to shut the plant down again to complete the balance of the work for the project. Preparations are well underway for regulatory approvals and we are optimistic that if the approvals can be received on a timely basis, we will be able to complete the project in the third quarter of 2008.

Another project we are excited about is the expansion of the truck loading rack at our Fort Saskatchewan facility. This $5.5 million project is designed to enhance our product loading services and provide us with increased operational flexibility. Assuming construction proceeds as planned, we expect the expansion to be operational by the end of 2007.

Building on our existing assets, we also completed a number of smaller initiatives in the second quarter, including purchasing a pipeline near our Brazeau River gas plant, increasing our working interest in the Easyford battery, and purchasing a propane terminal in Montana. We believe they are strategic investments tied to existing assets and supporting our business strategy. We are also pleased with the progress that we have made with respect to the tie-in of a fourth pipeline between Edmonton and Fort Saskatchewan that we previously announced.

As noted above, another major accomplishment during the second quarter was the completion of two scheduled plant turnarounds. These scheduled turnarounds are part of our comprehensive maintenance program designed to keep our long-life facilities in good working order and to maintain their ability to operate reliably for many years. While bad weather hampered the turnaround at the Rimbey gas plant, our largest facility, we were able to successfully complete the most extensive turnaround ever undertaken by Keyera. I'd like to thank our employees for their hard work in making this happen.

A factor that had implications for our financial statements for the second quarter was the enactment of the Budget Implementation Act, 2007, the legislation implementing the federal government's proposals to tax publicly traded income trusts in Canada. As a result of the enactment of this legislation, we have recorded a non-cash future income tax expense of approximately $80 million for the quarter ending June 30, 2007. There is no immediate impact on Keyera's cashflows or operations as a result of this recorded expense. We continue to evaluate our options to best position Keyera for the implementation of the tax (which is not expected to apply to Keyera until 2011 so long as we comply with the normal growth guidelines) and we are taking steps to preserve Keyera's tax pools, including continuing to work toward the implementation of the internal reorganization approved by Unitholders at our last annual meeting in June.

The results that we have achieved this quarter are consistent with Keyera's track record of delivering stable financial performance. We believe these results, combined with the increase in our distributions to 12.5 cents per unit announced in May of this year, demonstrate the success of our long-term strategy. Looking forward, we are committed to continuing to pursue our long-term strategy by exploring business development opportunities and

examining new prospects for enhancing our existing core assets and services.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to continuing success in 2007.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major energy hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide most of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because this is not a standard measure under Canadian generally accepted accounting principles ("GAAP"), it may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of profitability by operating segment. The most comparable GAAP measure is Segmented Information, which is found in financial statement note 16.

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Contribution by Operating Segment ($ thousands)	Three months ended June 30, 2007	Three months ended June 30, 2006	Year to date June 30, 2007	Year to date June 30, 2006
Gathering & Processing(1)				
Revenue before inter-segment eliminations(4)	45,074	41,655	87,782	80,647
Operating expenses before inter-segment eliminations(4)	(29,713)	(28,189)	(50,939)	(48,703)
Gathering & Processing contribution	15,361	13,466	36,843	31,944

NGL Infrastructure(1)

Revenue	17,865	14,292	35,434	30,760
Unrealized gain/(loss)	(207)	-	(95)	-
Revenue before inter-segment eliminations(4)	17,658	14,292	35,339	30,760
Operating expenses before inter-segment eliminations(4)	(6,476)	(5,389)	(11,856)	(11,017)
NGL Infrastructure contribution	11,182	8,903	23,483	19,743
Marketing(2)				
Revenue	291,519	278,877	604,318	596,189
Unrealized gain/(loss)	807	364	(4,650)	(107)
Revenue before inter-segment eliminations(4)	292,326	279,241	599,668	569,082
Operating expenses before inter-segment eliminations(4)	(273,489)	(268,657)	(571,545)	(573,994)
General & administration	(731)	(699)	(1,544)	(1,285)
Marketing contribution	18,106	9,885	26,579	20,803
Total contribution	44,649	32,254	86,905	72,490
Other expenses(3)	(23,004)	(17,172)	(43,400)	(38,487)
Earnings before tax and non-controlling interest	21,645	15,082	43,505	34,003

Notes:

(1) Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.

(2) The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

(3) Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

(4) Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 16, Segmented Information.

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Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of August 8, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund or Keyera"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended June 30, 2007 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2006 and its related management's discussion and analysis. Additional information related to the Fund, including

the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses), EBITDA (earnings before interest, taxes, depreciation and amortization) and distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations and financial position. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "plan," "intend", "believe", and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other

regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 27, 2007 (the "Annual Information Form") filed on SEDAR.

In addition, the discussion of the proposed reorganization (the "Reorganization") contained in this MD&A contains forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described in Keyera's Information Circular. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable advance ruling being obtained from the Canada Revenue Agency; all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

BUSINESS ENVIRONMENT

Producers in Canada drilled over 1,700 wells in the second quarter, down 42% from the same quarter in 2006. The decline is believed to be in response to lower commodity pricing and higher finding and development costs. In addition, wet weather during the quarter, resulting in extended road bans and a longer spring breakup period, also contributed to the decline in wells drilled.

The regions where Keyera operates also experienced significant declines in drilling activity during the second quarter. Compared to the same period last year, the number of wells drilled in the foothills front region decreased 70%, while drilling in the central Alberta region was 64% lower. British Columbia also experienced a 41% decrease in wells drilled compared to the second quarter of 2006.

To date, the decline in drilling activity in Western Canada has not had a material impact on the raw gas volumes delivered to Keyera's facilities for processing. Throughput volumes at most Keyera plants increased compared to the

first quarter of 2007, with the exception of the Rimbey and Brazeau North gas plants, where scheduled maintenance turnarounds were completed in the second quarter. These increases are the result of producer drilling undertaken in previous years. However, lower activity levels may affect the volume of raw gas delivered to Keyera's gathering and processing facilities in the future.

Keyera's management believes that, over the long term, natural gas supply-demand fundamentals will be strong and that the Western Canadian Sedimentary Basin will continue to be a key supply basin for many years to come. Keyera's facilities are well positioned in the western regions of the basin, which is relatively under-developed and has deeper gas prone zones that often contain larger reserves. Keyera's facilities are able to process both sweet and sour gas and extract NGLs from the raw gas stream, making them well suited to process gas from this region.

Climate change regulations

On March 8, 2007 the Alberta government introduced amendments to the Climate Change and Emissions Management Act (Bill 3) and the accompanying Specified Gas Emitters Regulation (the "Regulation"). The Regulation applies to all facilities in Alberta that produce over 100,000 tonnes of carbon dioxide equivalent annually and is designed to reduce the emissions intensity of greenhouse gases at applicable facilities. The Regulation was implemented as expected on July 1, 2007.

Following the Alberta announcement, the federal government released the Regulatory Framework for Air Emissions on April 26, 2007 which sets out new greenhouse gases and air pollutant emission reduction targets for various industrial sectors, including the oil and gas industry.

There has been no significant change in management's interpretation of the effect of these programs on Keyera from the analysis presented in the MD&A for the first quarter of 2007.

New tax on flow-through entities

On October 31, 2006, the Government of Canada announced a new tax on the distributions of publicly-traded Canadian income trusts and limited partnerships. On June 22, 2007, Bill C-52 received Royal Assent and became law thereby implementing this new tax. Assuming Keyera only experiences "normal growth", the Fund, as an existing income trust, will be subject to the new tax as of January 2011. Details of the new tax can be found in the Government's website at http://www.fin.gc.ca/news06/06-061e.html.

Under the legislation, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The legislation also provides there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

As at January 1, 2007, Keyera had approximately $385 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera is proposing to undertake a reorganization of its internal legal structure as described under "Fund Reorganization" in this MD&A. Assuming the reorganization is implemented substantially in the manner approved by unitholders, Keyera plans to reduce the use of its available tax deductions in the years 2007 through 2010, thereby increasing deductions available for the years after 2010.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are

provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's Annual Information Form, which is available at www.sedar.com.

Keyera posted record results in the second quarter, with operating margin of $45.4 million, exceeding the same quarter of 2006 by $12.4 million. These results were achieved despite maintenance turnarounds at the Rimbey gas plant, Keyera's largest facility, and at the Brazeau North gas plant. If these facilities had not been offline for a portion of the second quarter, and assuming May's throughput levels, Keyera estimates that its operating margin would have been approximately $55 million.

Strong performance was achieved from all segments in the second quarter of 2007, resulting in $21.6 million of earnings before tax and non-controlling interest compared to $15.1 million in the second quarter of 2006. In the second quarter of 2007, higher operating margins in the Gathering and Processing and Marketing segments along with stable operating margins in the NGL Infrastructure segment were partially offset by higher general and administrative costs and interest expense, when compared to the same period last year.

The growth in operating margin for the Gathering and Processing segment was achieved despite the completion of a turnaround at the Rimbey gas plant, Keyera's largest processing facility. Most of Keyera gas plants experienced higher throughput than in the same period last year. In the Marketing segment, colder than usual weather in a U.S. regional propane market early in the second quarter of 2007 and opportunities to earn strong condensate margins resulted in above-normal operating margin for this quarter. The increase in general and administrative costs was primarily related to higher long-term incentive plan costs. The increase in interest expense was related to higher average debt balances during the second quarter of 2007 when compared to the same period last year, as well as a $0.7 million unrealized loss on an interest rate derivative contract recorded in the second quarter of 2007.

However, the strong operating performance in the second quarter of 2007 was overshadowed by an $81.5 million income tax expense that included a non-cash future income tax expense of $80.2 million. The future income tax expense was related to the recently enacted tax on publicly-traded Canadian income trusts and limited partnerships. This non-cash income tax expense resulted in a net loss of $59.9 million compared to net earnings of $26.0 million in the second quarter of 2006. Earnings in the second quarter of 2006 were favourably affected by an $11.5 million non-cash recovery of future income tax expense due to a reduction in corporate tax rates.

Year to date, a net loss of $40.9 million has been incurred compared to net earnings of $41.4 million for the same period last year. The unfavourable variance is primarily related to the $80.2 million non-cash future income tax expense incurred in the second quarter of 2007. This expense more than offset the growth in operating margin resulting from higher throughput in the Gathering and Processing segment and stronger unit margins in the Marketing segment.

Gathering and Processing

Gathering and Processing revenue for the second quarter of 2007 was $44.3 million, an increase of $3.5 million, or 9%, compared to the second quarter of 2006. The increase was due primarily to higher throughput at most plants other than the Rimbey gas plant, which was down for 17 days to complete its scheduled turnaround.

Gathering and Processing operating expenses for the second quarter of 2007 were $29.7 million, an increase of $1.5 million, or 5%, compared to the second quarter of 2006. The increase was primarily due to greater than anticipated repair costs at several plants. The Rimbey gas plant turnaround costs of approximately $9.5 million did not significantly affect the year over year variance, as the second quarter of 2006 included turnaround and refurbishment costs for the Strachan and Caribou gas plants.

Average gross processing throughput in the second quarter of 2007 was

817 million cubic feet per day, down 3% from the first quarter of 2007 and up 2% from the second quarter last year. Year to date, average gross processing throughput was 828 million cubic feet per day, up 1% from last year. The growth in throughput was attributable to the tie-in of new wells that were drilled in previous periods and the capture of new volumes through the recently constructed Caribou North Gas Gathering System and the Brazeau North Gas Gathering System, partially offset by downtime associated with the turnarounds at the Rimbey and Brazeau North gas plants in the second quarter.

Year to date, gathering and processing revenue was $86.2 million, an increase of $7.4 million or 9% compared to last year. The increase was due primarily to higher throughput at most gas plants other than Rimbey.

Year to date, Gathering and Processing operating expenses were $50.9 million, an increase of $2.2 million or 5% compared to last year. In 2007 operating costs were higher due to the turnarounds completed at the Rimbey and Brazeau North gas plants and unscheduled repairs at the Caribou, Rimbey and Bigoray gas plants. The increase was mostly offset by lower costs at the Strachan and Caribou gas plants relative to 2006, when extensive turnaround and refurbishment costs were incurred.

Gathering and Processing - West Central Region

The West Central Region experienced a very active quarter from both a growth capital and a maintenance perspective. Second quarter raw gas throughput was down 10% from the first quarter of 2007 and 15% lower than the same period in 2006.

The decrease in volumes in the second quarter was the result of two facilities in the region being offline for their scheduled maintenance shutdowns and a decline in shallow gas and coalbed methane drilling in the Rimbey area. The plant turnarounds had a substantial impact on the second quarter contribution from the West Central Region; however, the reduction in shallow gas volumes had only a moderate impact on Keyera's revenues as these volumes attract relatively lower fees due to their reduced processing requirements.

During the quarter, the Rimbey and Brazeau North gas plants were taken offline to complete their scheduled four-year maintenance turnarounds. During that time, extensive work was undertaken to complete routine inspections, regular maintenance and required repair work. The size and scope of the maintenance work at the Rimbey plant, Keyera's largest natural gas processing facility, was significant. Costs for the Rimbey turnaround are recoverable over a four-year period, with only a portion being recoverable in 2007. Costs for the Brazeau North turnaround are fully recoverable in 2007.

In the Drayton Valley region, where Keyera's Bigoray, Brazeau North and West Pembina plants are located, the delivery of raw gas at increased and more sustained rates led to increased throughput at Keyera's facilities during the quarter. With most facilities in the area approaching their sour gas handling capacity, Keyera is currently investigating opportunities to expand the sour gas handling capabilities of the Bigoray gas plant.

In July, Keyera announced the initiation of a project to extract ethane from the raw gas processed at the Rimbey gas plant. The project will involve plant modifications and the construction of a 32-kilometre pipeline to deliver the product to existing ethane gathering infrastructure in the province. Subject to regulatory approval and other conditions, project completion is anticipated in 2008 and is expected to cost $26 million. When operational, Keyera will extract up to 5,000 barrels per day of ethane, most of which will be incremental to existing Alberta supply. Modifications were completed while the Rimbey plant was offline during its scheduled maintenance shutdown to allow the project to be completed with minimal disruption to normal plant operations.

During the second quarter, a number of smaller growth capital projects were also completed. A new condensate truck loading facility became operational at the Rimbey plant, providing additional truck loading capacity and increased flexibility in the marketing of condensate. An asset swap completed during the quarter resulted in Keyera increasing its ownership interest in the Easyford oil battery located in the Pembina region and

disposing of its interest in a gathering system connected to a third party facility.

Maintenance shutdowns are scheduled for the Medicine River and Bigoray gas plants in the third quarter. The costs for the Bigoray turnaround are largely recoverable in 2007. While the costs for the Medicine River turnaround are not recoverable through the existing fee structure, the impact on the West Central Region cashflow is expected to be minimal. These turnarounds will complete the scheduled turnarounds for 2007 in the West Central Region.

Gathering and Processing - Foothills Region

The Foothills Region experienced a record quarter, benefiting from incremental volumes at several facilities. Second quarter raw gas throughput was up 7% from the first quarter of this year and was 26% higher than the second quarter of 2006, when significant scheduled maintenance shutdowns were completed at the Strachan and Caribou gas plants.

Active drilling by a number of producers is currently underway along the Garrington pipeline, east of the Strachan gas plant. Assuming producers are successful, this activity is expected to result in the delivery of incremental raw gas volumes to the Strachan plant in the second half of 2007. Construction also continued on a new gathering pipeline connecting to Keyera's Strachan North pipeline. The pipeline is expected to begin delivering raw gas from this new capture area to the Strachan plant during the third quarter of 2007, provided that construction is completed as planned.

Producer activity in the areas around the Brazeau River gas plant resulted in a number of new wells being licensed. Raw gas delivered to the Brazeau River plant increased during the second quarter as sour Nisku gas from the Pembina region was delivered to the plant at increased and more sustained rates. A project has been initiated to construct a new gas gathering pipeline and associated plant facilities to capture a sweet gas development that is evolving southwest of the plant. Construction is expected to be completed by year-end. A 38-kilometre, 8 inch sales gas pipeline running northeast of the plant was acquired in July, for use as a low-pressure sweet gas gathering pipeline.

At the Caribou gas plant, producers continued to be active along the Caribou North pipeline. During the quarter, a new producer-owned compressor was installed along the pipeline, resulting in the delivery of incremental production to the Caribou plant. In July Keyera agreed to purchase an 18- ilometre gas gathering pipeline, roads and production assets in the North Trutch/Bougie area near the north end of the Caribou North pipeline. The acquisition will provide Keyera with new infrastructure in a geologically prospective area and additional flexibility for future operations.

At the Nordegg River gas plant, work is underway to install new inlet separation facilities to accommodate incremental sweet gas volumes from drilling activity southwest of the plant. If work continues as planned, construction is expected to be completed in August.

The Brazeau River gas plant will undergo its scheduled maintenance turnaround during the third quarter. The costs associated with the maintenance work will be fully recoverable in the quarter. This will complete the scheduled turnarounds for 2007 in the Foothills Region.

NGL Infrastructure

NGL Infrastructure revenue for the second quarter of 2007 was $9.5 million, an increase of $1.0 million compared to the second quarter of 2006. This increase is primarily due to the ongoing demand for storage services at Fort Saskatchewan.

NGL Infrastructure operating expenses for the second quarter of 2007 were $6.5 million, an increase of $1.1 million compared to the second quarter of 2006. The increase was primarily due to the replacement of a charcoal bed filter at the Edmonton terminal and the scheduled workover of a storage cavern at Fort Saskatchewan.

Year to date, NGL Infrastructure revenue was $19.2 million, an increase of $1.0 million compared to last year. The higher revenue in 2007 is the

result of ongoing demand for storage services and higher volumes of propane moving through the Edmonton rail rack in response to cold weather in the U.S. during the first quarter of 2007, partially offset by a favourable non-recurring adjustment of $1.0 million in 2006.

Year to date, NGL Infrastructure operating expenses were $11.9 million, an increase of $0.9 million compared to last year. Higher operating costs related to increased staffing levels to handle the higher volume at the rail rack in the first quarter of 2007, the replacement of a charcoal bed filter at the Edmonton terminal and the scheduled workover of a storage cavern.

Fractionation, pipeline and rail and truck loading services operated at typical levels in the second quarter. Demand for storage services continues to be strong and Keyera entered into additional short-term storage agreements in the second quarter.

Keyera's Fort Saskatchewan fractionation facility was off line for five days in April to complete its annual turnaround. Unlike Keyera's natural gas processing plants, which have a four year schedule, this fractionation facility is taken off line annually to clean process vessels and equipment and undertake routine maintenance. During this outage, the storage facilities, truck rack and pipeline system remained operational. In addition, a maintenance workover of a storage cavern was undertaken during the second quarter. A workover is performed on each of the ten storage caverns every eight years, resulting in at least one cavern workover being completed each year.

As part of its strategy of creating additional value from existing assets, Keyera has initiated a project to expand its truck loading rack at the Fort Saskatchewan facility. The project will cost approximately $5.5 million and is expected to be operational by year-end if construction continues to proceed as planned. With the capability to load propane, butane and condensate, the new truck rack will increase Keyera's operational flexibility and will provide enhanced product loading services for customers serving the domestic NGL market.

Work continued in the second quarter on the necessary connections for the new leased pipeline between Keyera's Fort Saskatchewan facility and its Edmonton terminal, which Keyera announced in May. The project has been modified to increase the pipeline's capacity and, as a result, Keyera's share of the project costs has increased to about $7 million. Assuming construction is completed as planned, the pipeline is expected to be operational in the first quarter of 2008.

In the second quarter, Keyera converted Rimbey Pipe Line Co. Ltd. to a limited partnership, Rimbey Pipeline Limited Partnership ("RPLP"), and acquired the ownership interests of the former minority shareholders of Rimbey Pipe Line Co. Ltd. As a result of these transactions, Keyera owns 100% of RPLP.

Marketing

Marketing revenue for the second quarter of 2007 was $292.3 million, an increase of $13.1 million compared to the second quarter of 2006. The increase was primarily due to growth in the crude oil midstream business, higher condensate sales volumes and higher product sales prices. Marketing revenues from NGL products were down slightly from the second quarter of 2006 due to lower volumes partially offset by higher average prices. Also included in revenues for the quarter was a $0.8 million unrealized gain on financial instruments, which is discussed later in this section.

The Marketing segment posted record results in the second quarter of 2007, delivering operating margin of $27.8 million, an increase of $10.6 million compared to the second quarter of 2006. All products, and in particular condensate, contributed to the strong results. As well, the crude oil midstream business was a strong contributor, as activity levels continued to grow and differentials remained strong. The Marketing business benefits from the utilization of Keyera's extensive NGL asset infrastructure, and the second quarter results reflected Keyera's ability to use these assets to capture business opportunities.

Year to date, Marketing revenue was $599.7 million, an increase of

$3.6 million. The increase was primarily related to higher crude oil midstream revenues, higher condensate volumes, and higher average product prices partially offset by lower sales volumes of other NGL products and an unrealized loss on financial instruments, which is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

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Composition of Marketing Revenue (in thousands of dollars)	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Physical sales	290,562	602,319
Financial instruments - realized	957	1,999
Financial instruments - unrealized	807	(4,650)
Marketing revenue	292,326	599,668

>>

NGL sales volumes for the second quarter of 2007 averaged 43,400 barrels per day compared to 47,000 barrels per day in the second quarter of 2006. Year to date, NGL sales volumes averaged 51,500 barrels per day compared to 54,500 barrels per day last year. The decreases were due to lower sales of butane and propane, partially offset by higher condensate sales compared to the second quarter of 2006.

Marketing operating expense for the second quarter of 2007 was $264.6 million, an increase of $2.5 million compared to the second quarter of 2006. The increase was primarily due to the growth in the crude oil midstream business and higher average unit costs of NGL products.

Year to date, Marketing operating expense was $553.9 million, a decrease of $5.7 million. Lower average product costs and lower sales volumes partially offset by higher crude oil midstream costs accounted for the majority of the variance.

The Marketing business is exposed to commodity price fluctuations arising between the time contracted volumes are purchased and the time they are sold, as well as fluctuations in the margins between purchase prices and sales prices and other risks that affect price and supply - demand trends. Keyera manages its supply and sales portfolio by monitoring its inventory position and its purchase and sale commitments, as well as by actively participating in various hub markets. In addition, Keyera manages some of its price risk by using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options and by offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligation.

NGL product inventories of $46.9 million were $3.3 million higher than in the second quarter of 2006. Although the value of inventory had not changed significantly, volumes in storage have increased compared to the same period last year. NGL inventory levels typically increase throughout the second and third quarters due to the seasonality of product demand.

Propane demand was strong during the early part of the second quarter due to cold weather in a regional U.S. market. By the end of the second quarter, propane demand had returned to more normal levels for this time of year. The strong demand early in the second quarter of 2007 enabled Keyera to achieve higher than expected propane margins. Propane demand in the third quarter is expected to remain at the lower levels typical of the summer season.

In June 2007, Keyera acquired a propane terminal in Superior, Montana at a cost of $0.5 million. This acquisition complements the three propane terminals in the U.S. that were acquired last year and provides further vertical integration to the propane marketing business. The terminal has the ability to accept propane rail car deliveries and a truck rack for loading

product for delivery to end use customers.

Butane markets continued to perform well during the second quarter of 2007. Sales were somewhat lower than the second quarter last year but margins remained strong.

Condensate market conditions were variable during the second quarter. Keyera was able to use its asset infrastructure to exploit periods of short-term price volatility and deliver strong condensate margins in the quarter.

Keyera's crude oil midstream business continued to grow in the second quarter of 2007. Second quarter results increased relative to the first quarter of 2007 and the same period last year. Despite road bans during the spring break up period that resulted in lower volumes being delivered to Keyera field oil terminals compared to the first quarter, the crude oil business operated in line with expectations.

In the second quarter of 2007, the $0.8 million unrealized gain on financial contracts was primarily related to the change in the value of crude oil price swap contracts. On a year to date basis, an unrealized loss of $4.7 million had been recorded related to the change in fair value of the crude oil price swap contracts and fixed price contracts. At June 30, 2007, the fair market value of these contracts represented a liability of $2.4 million, which represents an estimate of the amount that the Fund would receive (pay) if these instruments had been closed out at the end of the period. The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third party brokers or dealers.

Of the $4.7 million year to date unrealized loss, the unrealized loss related to changes in crude oil financial contracts amounted to approximately $2.3 million. These contracts are used to protect inventory from fluctuations in the price of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products.

On January 1, 2007, new accounting standards related to the measurement, recognition and disclosure of financial instruments came into effect. In accordance with the new accounting standards, a fixed price physical contract is considered a derivative financial instrument that must be recognized on the balance sheet. As Keyera routinely utilizes fixed price physical contracts to sell forward a portion of its physical inventory, the adoption of this standard resulted in a $2.3 million unrealized loss in the first quarter of 2007 related to the maturity of fixed price physical contracts on hand at January 1, 2007. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding increase in opening accumulated earnings. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to earnings in the first quarter of 2007.

The adoption of the new accounting standards is expected to result in increased volatility in operating margins due to unrealized gains and losses.

For a further discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the second quarter of 2007 were $7.2 million, up $3.4 million from the second quarter of 2006. Long-term incentive plan costs accounted for $2.8 million of the increase, reflecting the growth in unit price during the second quarter of 2007 and the effect of the distribution increase implemented in May 2007.

Year to date, general and administrative costs were $12.5 million, up $1.2 million compared to last year due primarily to the higher long-term

incentive plan costs. Excluding the effect of the long-term incentive plan, general and administrative expenses were in line with those incurred in 2006.

Interest expense, net of interest revenue, was $5.5 million for the second quarter of 2007, $1.6 million greater than the second quarter of 2006, and $10.1 million year to date, $2.1 million greater than last year. The increase was due to the inclusion of a $0.7 million unrealized loss on financial instruments related to an interest rate financial contract used to lock in interest rates on a portion of the new long-term debt issue. The remainder was due to higher short-term borrowings used to fund capital projects, partially offset by a reduction in interest paid on lower convertible debenture balances.

Depreciation and amortization expenses were $10.4 million for the second quarter of 2007, $0.7 million greater than the second quarter of 2006, and $21.0 million year to date, $2.0 million greater than last year. The increase was due to growth in the asset base resulting from the completion of several major growth capital projects during the past year.

Income tax expense for the second quarter of 2007 was $81.5 million, $92.6 million greater than the $11.1 million recovery in the second quarter of 2006. The tax expense for the second quarter of 2007 included a non-cash future income tax expense of $80.2 million resulting from the new tax imposed on publicly traded income trusts and limited partnerships in Canada. The future tax expense is an estimate of the tax that will ultimately be payable by the Fund due to differences between the accounting and tax basis of assets and liabilities of the operating partnership. As a result of the new tax legislation, distributions will no longer be deductible by the Fund beginning in 2011. Accordingly, any taxable income of the operating partnership allocated to the Fund will be subject to this tax.

The remainder of the $92.6 million variance was related to the effect of recording of a non-cash future income tax recovery in the second quarter of 2006 that reflected a reduction in future statutory income tax rates and the deductibility of the long-term incentive plan costs.

Current income tax expense for the second quarter of 2007 was $1.2 million, $0.8 million higher than last year, largely as a result of stronger earnings posted by the Rimbey Pipeline business.

Year to date, income tax expense was $84.1 million, $92.0 million higher than the same period last year primarily due to the $80.2 million future income tax expense relating to the new tax legislation. In 2006, future income tax expense was unusually low due to the impact of the reduction in future statutory income tax rates and the recognition of the deductibility of the long-term incentive plan costs in the second quarter. Current income tax expense on a year to date basis was $2.4 million, $0.1 million higher than last year.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in MD&A presented with the December 31, 2006 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

At June 30, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $18.4 million primarily for June 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

At June 30, 2007, operating expenses and accounts payable contained an estimate of $15.4 million primarily for June 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $5.8 million at June 30, 2007. Operating expenses and accounts payable contained an estimate of $6.2 million.

Estimation of Marketing revenues:

At June 30, 2007, the Marketing sales and accounts receivable contained an estimate for June 2007 revenues of $35.4 million.

Estimation of Marketing product purchases:

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $65.1 million at June 30, 2007.

Estimation of Asset Retirement Obligation:

In the second quarter of 2007, there were no material changes to the assumptions used in the estimate prepared for December 31, 2006. Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and working capital

Cash provided by operating activities during the second quarter of 2007 was $24.8 million. Cash provided by operating activities before changes in non-cash operating working capital was $31.5 million. From this cash flow, the Fund paid $22.2 million of distributions to unitholders, used $10.8 million for capital expenditures and acquisitions and required $6.7 million to fund changes in non-cash working capital. The resulting net cash outflow of $8.2 million for the quarter was funded with $1.6 million of cash on hand and $6.6 million of short term borrowings.

Year to date, cash provided by operating activities was $82.4 million. Cash provided by operating activities before changes in non-cash operating working capital was $68.7 million. From this cash flow, the Fund paid $43.9 million of distributions to unitholders, used $14.8 million for capital expenditures and acquisitions and required $3.0 million to fund changes in non-cash working capital related to investing activities. The Fund also repaid $32.9 million of debt. The Fund received $4.2 million from the disposition of electrical generating equipment and $1.6 million of proceeds from the issuance of trust units under the distribution reinvestment plan ("DRIP"). The

resulting net cash outflow of $20.1 million for the quarter was funded with $6.5 million of borrowings and $13.6 million of funds generated from changes in non-cash working capital related to operating activities.

A deficiency of $32.0 million in working capital existed at June 30, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit in working capital results from the use of short-term debt to finance growth capital expenditures in 2005 and 2006.

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Capital additions and acquisitions (in millions of dollars)	Three months ended June 30, 2007	2006	Year to date June 30, 2007	2006
Growth capital expenditures	5.8	26.0	7.5	50.4
Maintenance capital expenditures	0.2	0.4	0.6	2.2
Total capital expenditures	6.0	26.4	8.1	52.6
Acquisition of non-controlling interest	5.2	-	6.7	-
Total capital additions and acquisitions	11.2	26.4	14.8	52.6

>>

In the second quarter of 2007, additions to property, plant and equipment including acquisitions amounted to $11.2 million, consisting of $0.2 million of maintenance capital, $5.8 million of growth capital and $5.2 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $14.2 million that were included in operating costs. The growth capital expenditures included $2.0 million for the purchase of a pipeline to be used as a gathering line to extend the capture area of the Brazeau River gas plant, $1.4 million related to modifications at the Rimbey gas plant to enable the tie-in of equipment required for the ethane extraction project, $1.1 million for upgrades and expansion of equipment at the Rimbey gas plant and $5.2 million related to the acquisition of an additional ownership interest in RPLP, bringing Keyera's ownership to 100%.

Year to date, total capital additions and acquisitions amounted to $14.8 million consisting of $0.6 million of maintenance capital, $7.5 million of growth capital and $6.7 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $16.5 million that were included in operating costs. The growth capital expenditures included those in the second quarter of 2007 described above and several small projects undertaken in the first quarter of 2007.

Growth capital expenditures for 2007 are expected to be between $40 and $60 million, assuming timely receipt of regulatory approvals and construction schedules proceeding as currently planned.

In May 2007, Keyera announced the commencement of a pipeline project that will enable Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage facilities. The incremental deliverability is expected to add value to Keyera's existing storage services and may support the development of new storage caverns in the future. Keyera will lease a 6-inch 30-kilometre pipeline and spend approximately $7 million (net) to connect the leased pipeline to its Edmonton and Fort Saskatchewan facilities.

Keyera has also initiated a project to extract ethane from the raw gas processed at the Rimbey gas plant. The project will involve plant modifications, some of which have already been completed, and the construction of a 32-kilometre pipeline. Subject to regulatory approval and other conditions, the project is expected to be completed in 2008 at an estimated cost of $26 million.

As well, Keyera announced the expansion of the truck loading rack at Fort Saskatchewan. This project is designed to enhance product loading services and provide increased operational flexibility. Assuming construction proceeds as planned, the expansion is expected to be operational by the end of 2007 at an estimated cost of $5.5 million.

For a discussion of the risks that could affect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2006 MD&A and to Keyera's AIF which is available on SEDAR.

Debt covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital, fund growth capital expenditures and stabilize distributions, if required, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2010 and $25 million of revolving demand facilities. As at June 30, 2007, $75 million was drawn under these credit facilities. Management expects that, upon maturity of these facilities, adequate replacement facilities will be established.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in this agreement provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at June 30, 2007:

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Covenant	Position as at June 30, 2007
Debt to EBITDA not to exceed 3.50	1.85
Debt to Capitalization not to exceed 0.55	0.26

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Keyera has $215 million of unsecured senior notes. Of that amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at June 30, 2007:

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Covenant	Position as at June 30, 2007
Debt to EBITDA not to exceed 3.50	2.26
EBITDA to Interest Charges not less than 3.00	9.26
Priority Debt to Total Assets not to exceed 15%	0%

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Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

On July 19, 2007, the Fund initiated a private placement of long-term senior unsecured notes in the principal amount of $120 million. Once the conditions to the private placement have been satisfied, the notes will be issued in two tranches: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%. The proceeds will be used to repay short-term debt and will be a source of long term funding for Keyera's ongoing growth capital program, working capital requirements and general corporate purposes.

Risk factors

For a discussion of the risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Unitholder Distributions

Keyera pays distributions to unitholders from its distributable cash flow. The Fund declared $22.5 million of distributions to unitholders in the second quarter of 2007 and $44.3 million year to date. The Fund's distributable cash flow of $31.2 million in the second quarter of 2007 and $67.7 million year to date was sufficient to fund all the distributions made to unitholders. In determining the level of distributions to unitholders, the Board of Directors takes into consideration current and expected future levels of cash flow, growth capital expenditures, debt repayments, working capital requirements and other factors.

The following table presents the calculation of "distributable cash flow" for the Fund. Keyera management believes that distributable cash flow is an appropriate measure of the Fund's cash flow available for distribution to Unitholders. Because distributable cash flow is a non GAAP measure, it may not be comparable to similar measures reported by other business entities. Therefore, when assessing Keyera's performance relative to other entities, "cash flow from operating activities" as presented in the Fund's Consolidated Statements of Cash Flows may be a more comparable measure.

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Distributable Cash Flow (in thousands of dollars)	Three months ended June 30, 2007	Three months ended June 30, 2006(1)	Six months ended June 30, 2007	Six months ended June 30, 2006(1)
Cash flow from operating activities	24,786	3,574	82,377	80,975
Add (deduct):				
Changes in non cash working capital	6,729	20,808	(13,647)	(28,854)
Maintenance capital	(293)	(357)	(644)	(2,160)
Non-controlling interest distributable cash flow	(53)	(200)	(369)	(588)
Distributable cash flow	31,169	23,825	67,717	49,373
Distributions to unitholders	22,538	21,631	44,311	43,184

(1) The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of unrealized foreign exchange gains and losses. For the three and six months ended June 30, 2006, $502 and $55 of unrealized foreign exchange gains have been included in the change in non-cash working capital.

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The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations - Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During the second quarter of 2007, $0.5 million of convertible debentures (before adjustment for deferred financing costs) were converted into 39,996 trust units and 45,509 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at June 30, 2007 to 61,104,864. Convertible debentures outstanding at June 30, 2007 were $22.2 million.

FUND REORGANIZATION

Keyera proposed a reorganization of its legal structure that was presented in the Management's Discussion and Analysis for the quarter ended March 31, 2007 and is described in detail in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which was filed on SEDAR (www.sedar.com) on May 8, 2007.

The intent of the reorganization is to streamline the existing legal structure and simplify accounting, legal, reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. The proposed reorganization will result in the elimination of most taxable Canadian corporations from Keyera's structure. As a result it is anticipated that cash taxes within the structure, which were $4.3 million in 2006, will be substantially reduced until 2011. Assuming the reorganization is implemented as planned, Keyera plans to reduce the use of its available tax deductions in years 2007 through to 2010, thereby increasing deductions available for the years after 2010.

Unitholders approved the reorganization at the Annual and Special Meeting of Unitholders on June 6, 2007. As Keyera has yet to receive an advanced ruling from the Canada Revenue Agency, the implementation date of the reorganization will be later than previously anticipated.

Due to the delay in implementation, the taxability estimate of distributions has been revised. Distributions to Canadian residents are expected to be approximately 50% to 70% return of capital in 2007, with distributions becoming largely or fully taxable in 2008 for Canadian non-exempt unitholders.

Accounting Matters and Controls

Critical accounting policies

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to our unaudited Interim Consolidated Financial Statements and Note 2 of our 2006 Annual Report.

Changes in accounting policies

On January 1, 2007, we adopted the following CICA handbook sections:

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- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments - Recognition and Measurement;
- Section 3861, Financial Instruments - Presentation and Disclosure; and
- Section 3865, Hedges
>>

The new accounting standards address the classification, recognition and measurement and presentation and disclosure of financial instruments in the financial statements and require the inclusion of comprehensive income. As well, the new standards expand the definition of derivatives to include both financial and non-financial contracts.

Upon adoption of these new accounting standards, financial assets and liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Gains and losses on financial instruments measured at fair value are recognized in net earnings in the period in which they arise.

As of January 1, 2007, Keyera recorded $3.3 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair value of the existing natural gas and electricity contracts previously designated as hedging items, as well as the fair value of all fixed price physical contracts not previously recognized. A corresponding adjustment was made to opening accumulated earnings. Subsequent changes in the fair value of the positions were recorded in net earnings.

The changes in accounting policies were applied prospectively, where applicable. Comparative figures have not been restated. For further details, see Note 3 to the interim consolidated financial statements.

Future changes in accounting policies

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued a new accounting standard, Section 3031, Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs for inventory. This standard will be effective for the Fund on January 1, 2008.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the interim period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

<<

Three months ended (in thousands of dollars)

	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006
Operating revenues:				
- Marketing	243,114	317,863	316,841	279,241
- Gathering and Processing	35,927	37,278	38,053	40,772

- NGL Infrastructure	8,506	10,349	9,606	8,549
Net earnings(1)	16,200	15,491	15,384	25,969
Net earnings per unit ($/unit)				
Basic	0.27	0.26	0.26	0.43
Diluted	0.25	0.23	0.22	0.39
Trust units outstanding (thousands)				
Weighted average (basic)	59,475	59,926	60,291	60,560
Weighted average (diluted)	63,194	63,246	63,321	62,768
Distributions to unitholders	20,223	21,062	21,553	21,631

	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006
Operating revenues:				
- Marketing	279,492	286,325	307,342	292,326
- Gathering and Processing	44,290	43,621	41,949	44,277
- NGL Infrastructure	10,878	10,855	9,692	9,525
Net earnings(1)	11,797	14,928	19,012	(59,870)
Net earnings per unit ($/unit)				
Basic	0.19	0.25	0.31	(0.98)
Diluted	0.16	0.24	0.31	(0.95)
Trust units outstanding (thousands)				
Weighted average (basic)	60,692	60,865	60,972	61,061
Weighted average (diluted)	62,817	62,869	62,918	62,967
Distributions to unitholders	21,679	21,742	21,763	22,538

(1) Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

>>

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

Distributions to Unitholders

Distributions paid to Unitholders were $0.363 per unit in the second quarter. Keyera increased its distribution by 5% to 12.5 cents per unit per month, beginning with its May distribution, payable to unitholders on June 15, 2007. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors considers increasing the level of cash distributions when it is confident that such an increase can be sustained.

Taxability of Distributions

Keyera currently anticipates that, for Canadian residents, approximately 50% to 70% of the Fund's 2007 distributions will be deemed a tax-deferred return of capital, with distributions becoming largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and the implementation of the proposed internal reorganization, which was approved by Unitholders in June. This outlook is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

Supplementary Information

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

SECOND Quarter 2007 Results Conference Call and Webcast

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the second quarter 2007 results at 8:00 am MDT (10:00 am EDT) on August 9, 2007. Callers may participate by either dialing 866-250-4877 or 416-915-5651. A recording of the call will be available for replay until midnight, August 16, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21241891 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

Questions

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

<<

Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	June 30, 2007 $	December 31, 2006 $
ASSETS		
Current assets		
Accounts receivable	175,224	160,112
Inventory	46,940	53,939
Asset held for sale (note 6)	-	4,200
Other current assets	7,882	4,327
	230,046	222,578
Property, plant and equipment	917,981	924,947
Intangible assets	7,545	10,553
Goodwill	71,234	64,934
Future income tax assets (note 8)	751	-
	1,227,557	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	6,622	96
Accounts payable and accrued liabilities	172,743	148,318
Distributions payable (note 11)	7,638	7,251
Credit facilities (note 4)	75,000	107,984

	262,003	263,649
Long-term debt (note 4)	214,190	215,000
Convertible debentures (note 5)	22,166	23,542
Asset retirement obligation (note 7)	36,441	34,533
Future income tax liabilities (note 8)	154,106	65,424
	426,903	602,148
Non-controlling interest	-	2,744
Unitholders' equity		
Unitholders' capital (note 9)	679,541	677,025
Accumulated earnings	121,409	159,083
Accumulated distributions to unitholders (note 11)	(262,299)	(217,988)
	538,651	618,120
	1,227,557	1,223,012

Commitments and contingencies (note 14)
The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net (Loss) Earnings, Comprehensive (Loss) Income and Accumulated Earnings
(Thousands of Canadian dollars, except unit information)
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
Operating revenues				
Marketing	292,326	279,241	599,668	596,082
Gathering and Processing	44,277	40,772	86,226	78,825
NGL Infrastructure	9,525	8,549	19,217	18,155
	346,128	328,562	705,111	693,062
Operating expenses				
Marketing	264,559	262,031	553,867	559,567
Gathering and Processing	29,713	28,189	50,939	48,703
NGL Infrastructure	6,476	5,389	11,856	11,017
	300,748	295,609	616,662	619,287
	45,380	32,953	88,449	73,775
General and administrative	7,181	3,769	12,528	11,377
Interest expense on long-term indebtedness	4,254	3,456	7,755	6,969
Other interest expense	1,267	482	2,394	1,072
Depreciation and amortization	10,421	9,681	21,009	19,015
Accretion expense (note 7)	612	483	1,258	966
Impairment expense	-	-	-	373
	23,735	17,871	44,944	39,772

Earnings before tax and non-controlling interest	21,645	15,082	43,505	34,003
Income tax expense (recovery) (note 8)	81,475	(11,076)	84,057	(7,896)
(Loss) earnings before non-controlling interest	(59,830)	26,158	(40,552)	41,899
Non-controlling interest	40	189	306	546
Net (loss) earnings	(59,870)	25,969	(40,858)	41,353
Other comprehensive income	-	-	-	-
Comprehensive (loss) income (note 3)	(59,870)	25,969	(40,858)	41,353
Accumulated earnings, beginning of period	181,279	106,389	159,083	91,005
Change in accounting policy (note 3)	-	-	3,184	-
Accumulated earnings, end of period	121,409	132,358	121,409	132,358
Weighted average number of units (thousands) (note 10)				
- basic	61,061	60,560	61,017	60,426
- diluted	62,967	62,768	62,943	62,744
Net (loss) earnings per unit (note 10)				
- basic	(0.98)	0.43	(0.67)	0.68
- diluted	(0.95)	0.39	(0.64)	0.64

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
(Thousands of Canadian dollars) (unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Net inflow (outflow) of cash:	$	$	$	$
Operating activities				
Net (loss) earnings	(59,870)	25,969	(40,858)	41,353
Items not affecting cash:				
Depreciation and amortization	10,421	9,681	21,009	19,015
Accretion expense	612	483	1,258	966
Impairment expense	-	-	-	373
Unrealized loss on derivatives held for trading	140	(364)	5,485	106
Future income tax expense (note 8)	80,235	(11,545)	81,631	(10,183)
Non-controlling interest	40	189	306	546
Asset retirement obligation expenditures (note 7)	(63)	(31)	(101)	(55)
Changes in non-cash working capital (note 15)	(6,729)	(20,808)	13,647	28,854
	24,786	3,574	82,377	80,975

Investing activities				
Capital expenditures	(6,002)	(26,364)	(8,104)	(52,637)
Acquisition of non-controlling interest (note 17)	(5,203)	-	(6,716)	-
Additions to intangibles	-	(1,115)	-	(1,115)
Proceeds on sale of assets (note 6)	-	-	4,200	-
Changes in non-cash working capital (note 15)	367	(7,610)	(2,987)	(270)
	(10,838)	(35,089)	(13,607)	(54,022)
Financing activities				
(Repayment) issuance of debt under credit facilities	(835)	46,380	(32,984)	6,380
Issuance of trust units (note 9)	812	943	1,612	2,303
Distributions paid to unitholders (note 11)	(22,161)	(21,613)	(43,924)	(43,123)
Distributions or dividends paid to others	-	(239)	-	(239)
	(22,184)	25,471	(75,296)	(34,679)
Net cash outflow	(8,236)	(6,044)	(6,526)	(7,726)
Cash and cash equivalents (bank indebtedness), beginning of period	1,614	3,952	(96)	5,634
(Bank indebtedness) cash and cash equivalents, end of period	(6,622)	(2,092)	(6,622)	(2,092)

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 15 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Interim Consolidated Financial Statements
As at and for the three and six months ended June 30, 2007
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)
(unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership ("the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its wholly-owned subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), Keyera RPL Holdings Ltd. ("KRPL") and Rimbey Pipeline Limited Partnership ("Rimbey LP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2006 as included in the Fund's 2006 Annual Report to unitholders except for the changes made in adopting new accounting standards.

These unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2007 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality. Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1530, Comprehensive Income;
- Section 3855, Financial Instruments - Recognition and Measurement;
- Section 3861, Financial Instruments - Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards prospectively and comparative consolidated financial statements have not been restated. Transition amounts have been recorded in opening accumulated earnings.

Financial instruments and hedges

All financial instruments must initially be recognized at fair value on the balance sheet. The Fund has classified each financial instrument into the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Held to maturity
- Financial assets available for sale
- Other financial liabilities

Subsequent measurement of the financial instruments is based on their classification. Financial assets and financial liabilities held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Financial assets available for sale are measured at fair value, with changes in those fair values

recognized in other comprehensive income. Financial assets held to maturity, loans or receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

Upon adoption, the Fund has classified all financial assets as loans or receivables, with the exception of cash and cash equivalents and derivative instruments. Derivative instruments and cash and cash equivalents have been classified as held for trading. The Fund has classified all financial liabilities as other financial liabilities, with the exception of derivative instruments. Derivative instruments have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers.

For long-term financial liabilities, the transaction costs that are directly attributable to the issue of a financial liability are added to the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method. For all financial assets and short-term financial liabilities, transaction costs are charged to earnings as incurred.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 increase to opening accumulated earnings. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities.

Comprehensive income

Comprehensive income consists of net (loss) earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future accounting changes

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued the new accounting standard, Section 3031 - Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs of inventory. This standard will be effective for the Fund on January 1, 2008.

The Fund is currently evaluating the impact of adopting these new standards on the consolidated financial statements.

4. Credit facilities and long-term debt

As at	June 30, 2007 $	December 31, 2006 $
Bank credit facilities(a)	75,000	100,984
Revolving demand loan (note 18)	-	7,000
Total credit facilities	75,000	107,984
Long-term debt(b & c)	215,000	215,000
Deferred financing costs(1)	(810)	-
Total long-term debt	214,190	215,000

(1) Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 3). Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the three and six months ended June 30, 2007 were 5.70% and 5.56% (5.30% and 4.97% for the three and six months ended June 30, 2006). As at June 30, 2007, the balance outstanding on the bank credit facilities was $75,000 ($100,984 as at December 31, 2006).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%.

Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three and six months ended June 30, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the three and six months ended June 30, 2006).

(c) In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three and six months ended June 30, 2007 was 5.37% (5.23% for the three and six months ended June 30, 2006).

5. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $409 and $809 has been accrued for the three and six months ended June 30, 2007 ($441 and $938 for the three and six months ended June 30, 2006). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At June 30, 2007, $77,403 debentures had been converted to trust units ($76,458 at December 31, 2006).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at June 30, 2007, $2,823 has been reclassified to unitholders' equity ($2,782 at December 31, 2006). As at June 30, 2007, $431 of deferred financing costs remain. The effective interest rate for the three and six months ended June 30, 2007 was 7.36% (6.75% for the three and six months ended June 30, 2006).

6. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2006	27,776
Liabilities acquired	151
Liabilities settled	(160)
Revisions in estimated cash flows	4,509

Accretion expense	2,257
Balance, December 31, 2006	34,533
Liabilities settled	(101)
Revisions in estimated cash flows	751
Accretion expense	1,258
Balance, June 30, 2007	36,441

8. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences have been recorded at a tax effected rate of 31.5% which is the rate that will be applicable in 2011 under the current legislation.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net (loss) earnings.

	Three months ended June 30,		Six months ended June 30,	
	2007 $	2006 $	2007 $	2006 $
Earnings before tax and non-controlling interest	21,645	15,082	43,505	34,003
Income from the Fund distributable to unitholders	(13,654)	(8,143)	(26,277)	(18,201)
Income before taxes - operating subsidiaries	7,991	6,939	17,228	15,802
Income tax at statutory rate of 32.12% (2006 - 34.49%)	2,567	2,293	5,534	5,450
Impact of recording temporary differences of the Partnership	82,182	-	82,182	-
Non deductible items excluded from income for tax purposes	157	(425)	727	45
Rate adjustments and changes in estimates	(3,022)	(10,124)	(3,371)	(10,205)
Benefit of long-term incentive plan previously not recorded	-	(2,202)	-	(2,202)
Benefit of non-capital losses previously not recorded	(220)	(606)	(786)	(822)
Resource allowance	-	161	-	152
Adjustments to tax pool balances	(180)	(35)	(476)	(196)
Other	(9)	(1)	247	(118)
Large corporation tax	-	(137)	-	-

	81,475	(11,076)	84,057	(7,896)
Classified as:				
Current	1,240	469	2,426	2,287
Future	80,235	(11,545)	81,631	(10,183)
Income tax expense	81,475	(11,076)	84,057	(7,896)

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $3,307 at June 30, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at June 30, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future income tax liability with a corresponding increase to Goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and increase to Goodwill was recorded relating to the acquisition of the minority interest in Rimbey Pipeline LP (see note 17).

The future income tax (liabilities) assets relate to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	June 30, 2007 $	December 31, 2006 $
Property, plant and equipment	(163,317)	(71,611)
Asset retirement obligation	10,869	4,308
Long-term incentive plan	3,993	1,513
Non-capital losses	23	3,475
Intangible assets	(1,654)	(616)
Other	(4,020)	(2,493)
Future income tax liabilities	(154,106)	(65,424)
Property, plant and equipment	(282)	-
Asset retirement obligation	64	-
Non-capital losses	969	-
Future income tax assets	751	-

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their

terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	60,125,193	665,914
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	60,930,753	677,025
Units issued on conversion of convertible debentures	78,742	904
Units issued pursuant to DRIP	95,369	1,612
Balance, June 30, 2007	61,104,864	679,541

10. Net (loss) earnings per unit

Basic per unit calculations for the three and six months ended June 30, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three and six months ended June 30, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market, rather than issuing them from treasury.

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006

Weighted average number of units - basic	61,061	60,560	61,017	60,426
Additional units if debentures converted	1,906	2,208	1,926	2,318
Weighted average number of units - diluted	62,967	62,768	62,943	62,744

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	131,383
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	217,988
Unitholders' distributions declared and paid	36,673
Unitholders' distributions declared	7,638
Balance, June 30, 2007	262,299

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders on record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $3,111 and $4,247 for the three and six months ended June 30, 2007 ($293 and $2,792 for the three and six months ended June 30, 2006).

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary

of the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2004 Grant	July 1, 2005 Grant	July 1, 2006 Grant	Payout Multiplier
	Less than 1.15	Less than 1.32	Less than 1.42	Nil
First range	1.15 - 1.22	1.32 - 1.39	1.42 - 1.51	50%-99%
Second range	1.23 - 1.38	1.40 - 1.55	1.52 - 1.71	100%-199%
Third range	1.39 and greater	1.56 and greater	1.72 and greater	200%

As of June 30, 2007, 494,092 Performance Unit Awards (529,867 at December 31, 2006) were outstanding: 148,237 effective July 1, 2004, 184,830 effective July 1, 2005 and 161,025 effective July 1, 2006. The compensation cost recorded for these units for the three and six months ended June 30, 2007 were $2,705 and $3,659, using the applicable closing market price of a unit of the Fund ($328 and $2,263 for the three and six months ended June 30, 2006).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2004, July 1, 2005 and July 1, 2006, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of June 30, 2007, 93,959 Restricted Unit Awards (98,735 at December 31, 2006) were outstanding: 21,548 effective July 1, 2004, 29,086 effective July 1, 2005 and 43,325 effective July 1, 2006. The compensation cost recorded for these units for the three and six months ended June 30, 2007 was $406 and $588, using the applicable closing market price of a unit of the Fund (($35) and $529 for the three and six months ended June 30, 2006).

13. Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, interest rate contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to

commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

The Fund issues fixed-rate long-term debt to finance its growth strategy. Due to the volatility of the debt market, the Fund is exposed to interest rate fluctuations on new debt issues between the time when the debt is offered and when it is priced. In order to mitigate against this exposure, the Fund may enter into interest rate financial contracts.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at June 30, 2007, $1,773 of assets held for trading were included in accounts receivable and $4,150 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized gains (losses), representing the change in fair value of derivative contracts are recorded in revenue of the Marketing and NGL Infrastructure segments.

The unrealized gains (losses) relating to derivative contracts were as follows:

	Three months ended June 30,		Six months ended June 30,	
Unrealized gain (loss)	2007	2006	2007	2006
Marketing	807	364	(4,650)	(106)
NGL Infrastructure	(207)	-	(95)	-

A further unrealized loss of $740 was recorded in interest expense for the three and six months ended June 30, 2007 relating to the change in fair value of an interest rate financial contract ($nil for the three and six months ended June 30, 2006).

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

	Carrying	Fair	Weighted Average	Notional

As at June 30, 2007	Amount $	Value $	Price	Volume
Natural gas:				
Price swaps (maturing by March 31, 2008)	(294)	(294)	$7.85/GJ	275,000 GJs
Electricity:				
Price swaps (maturing by December 31, 2008)	1,100	1,100	$55/MWh	33,000 MWhs
NGLs:				
Price swaps (maturing by March 31, 2008)	(2,331)	(2,331)	$69.33/Bbl	362,181 Bbls
Currency:				
Forward contracts (maturing by July 20, 2007)	23	23	$1.0661/USD	US $8,750
Physical contracts:				
Fixed price forward contracts (maturing by December 31, 2007)	(63)	(63)	$54.51/Bbl	119,396 Bbls
Embedded derivative contracts (maturing by July 31, 2007)	(72)	(72)	$65.39/Bbl	18,585 Bbls
Interest Rate:				
Interest rate financial contracts (maturing by September 4, 2007)	(740)	(740)	N/A	$50,000
As at December 31, 2006				
Natural gas:				
Price swaps (maturing by March 31, 2007)	-	(130)	$7.78/GJ	90,000 GJs
Electricity:				
Price swaps (maturing by December 31, 2008)	-	1,031	$55/MWh	43,860 MWhs
NGLs:				
Price swaps (maturing by March 30, 2007)	211	211	$72.25/Bbl	450,000 Bbls
Currency:				
Forward contracts (maturing by January 26, 2007)	(287)	(287)	$1.1477/USD	US $16,350
Physical contracts:				
Fixed price forward contracts	-	-	-	-
Embedded derivative contracts	-	-	-	-
Interest Rate:				
Interest rate financial contracts	-	-	-	-

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil

and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At June 30, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (December 31, 2006 - less than 1%). Revenue from the two largest customers amounted to 19% and 15% of operating revenue for the three and six months ended June 30, 2007 (11% for the three and six months ended June 30, 2006). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$31,795 and US$113,753 of sales were priced in U.S. dollars for the three and six months ended June 30, 2007 (US$74,624 and US$164,862 for the three and six months ended June 30, 2006). Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

The Fund realized and recorded $536 and $712 of foreign currency loss in Marketing operating expenses for the three and six months ended June 30, 2007 ($676 and $537 for the three and six months ended June 30, 2006). A further $1,131 and $1,285 of unrealized foreign currency gains were recorded in Marketing operating expenses for the three and six months ended June 30, 2007 ($502 and $55 of unrealized foreign currency gains for the three and six months ended June 30, 2006).

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At June 30, 2007, fixed rate borrowings comprised 74% of total debt outstanding (December 31, 2006 - 67%). The fair value of the senior fixed rate debt at June 30, 2007 was $214,300 (December 31, 2006 - $224,457). The fair value of the Fund's unsecured convertible debentures at June 30, 2007 was $34,178 (December 31, 2006 - $31,782).

In the second quarter of 2007, the Fund entered into an interest rate financial contract as an economic hedge against fluctuations in long-term interest rates relating to the new long-term senior unsecured notes as described in note 18. At June 30, 2007, the fair value of this interest rate financial contract was $740, which represents the amount that the Fund would pay if this financial instrument were to be closed out at the end of the period. This value was obtained from independent third party estimates.

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The

agreements range from one to eleven years and comprise the processing of the producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	4,160
2008	6,475
2009	5,012
2010	3,466
2011	2,790
Thereafter	4,262
	26,165

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. Supplemental cash flow information

Changes in non-cash working capital	Three months ended June 30, 2007 $	Three months ended June 30, 2006 $	Six months ended June 30, 2007 $	Six months ended June 30, 2006 $
Cash provided by (used in):				
Accounts receivable	(6,694)	(15,151)	(17,208)	28,551
Inventory	13,154	(19,185)	6,999	8,054
Other current assets	(4,533)	(5,475)	(3,555)	(4,913)
Accounts payable and accrued liabilities	(8,289)	11,393	24,424	(3,108)
Changes in non-cash working capital	(6,362)	(28,418)	10,660	28,584
Relating to:				
Operating activities	(6,729)	(20,808)	13,647	28,854
Investing activities	367	(7,610)	(2,987)	(270)
Other cash flow information:				
Interest paid	3,513	3,412	8,740	8,215
Taxes paid	1,035	1,088	1,992	2,521

16. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that

described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended June 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	292,326	45,074	17,658	-	355,058
Inter-segment revenue	-	(797)	(8,133)	-	(8,930)
External revenue	292,326	44,277	9,525	-	346,128
Operating expenses	(273,489)	(29,713)	(6,476)	-	(309,678)
Inter-segment expenses	8,930	-	-	-	8,930
External operating expenses	(264,559)	(29,713)	(6,476)	-	(300,748)
	27,767	14,564	3,049	-	45,380
General and administrative, interest and other	-	-	-	(12,702)	(12,702)
Depreciation and amortization	(702)	(7,285)	(2,171)	(263)	(10,421)
Accretion expense	(2)	(529)	(81)	-	(612)
Impairment expense	-	-	-	-	-
Earnings (loss) before tax and non-controlling interest	27,063	6,750	797	(12,965)	21,645
Income tax (expense) recovery	60	-	(1,364)	(80,171)	(81,475)
(Loss) earnings before non-controlling interest	27,123	6,750	(567)	(93,136)	(59,830)
Identifiable assets	167,112	811,139	238,101	11,205	1,227,557
Capital expenditures	536	4,905	2,548	166	8,155

Three months ended June 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	279,241	41,655	14,292	-	335,188
Inter-segment revenue	-	(883)	(5,743)	-	(6,626)
External revenue	279,241	40,772	8,549	-	328,562
Operating expenses	(268,657)	(28,189)	(5,389)	-	(302,235)
Inter-segment expenses	6,626	-	-	-	6,626
External operating expenses	(262,031)	(28,189)	(5,389)	-	(295,609)

	17,210	12,583	3,160	-	32,953
General and administrative, interest and other	-	-	-	(7,707)	(7,707)
Depreciation and amortization	(578)	(6,954)	(1,876)	(273)	(9,681)
Accretion expense	-	(412)	(71)	-	(483)
Impairment expense	-	-	-	-	-
Earnings (loss) before tax and non- controlling interest	16,632	5,217	1,213	(7,980)	15,082
Income tax recovery	-	-	3,649	7,427	11,076
Earnings (loss) before non-controlling interest	16,632	5,217	4,862	(553)	26,158
Identifiable assets	160,006	817,510	224,950	15,096	1,217,562
Capital expenditures	12,032	9,861	3,680	791	26,364

Six months ended June 30, 2007	Marketing $	Gathering and Proces-sing $	NGL Infrast-ructure $	Corporate $	Total $
Revenue	599,668	87,782	35,339	-	722,789
Inter-segment revenue	-	(1,556)	(16,122)	-	(17,678)
External revenue	599,668	86,226	19,217	-	705,111
Operating expenses	(571,545)	(50,939)	(11,856)	-	(634,340)
Inter-segment expenses	17,678	-	-	-	17,678
External operating expenses	(553,867)	(50,939)	(11,856)	-	(616,662)
	45,801	35,287	7,361	-	88,449
General and administrative, interest and other	-	-	-	(22,677)	(22,677)
Depreciation and amortization	(1,773)	(14,505)	(4,266)	(465)	(21,009)
Accretion expense	(5)	(1,086)	(167)	-	(1,258)
Impairment expense	-	-	-	-	-
Earnings (loss) before tax and non-controlling interest	44,023	19,696	2,928	(23,142)	43,505
Income tax (expense) recovery	893	-	(4,068)	(80,882)	(84,057)
Earnings (loss) before					

non-controlling interest	44,916	19,696	(1,140)	(104,024)	(40,552)
Identifiable assets	167,112	811,139	238,101	11,205	1,227,557
Capital expenditures	538	6,364	4,389	479	11,770

Six months ended June 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	596,082	80,647	30,760	-	707,489
Inter-segment revenue	-	(1,822)	(12,605)	-	(14,427)
External revenue	596,082	78,825	18,155	-	693,062
Operating expenses	(573,994)	(48,703)	(11,017)	-	(633,714)
Inter-segment expenses	14,427	-	-	-	14,427
External operating expenses	(559,567)	(48,703)	(11,017)	-	(619,287)
	36,515	30,122	7,138	-	73,775
General and administrative, interest and other	-	-	-	(19,418)	(19,418)
Depreciation and amortization	(1,153)	(13,566)	(3,731)	(565)	(19,015)
Accretion expense	-	(825)	(141)	-	(966)
Impairment expense	-	(373)	-	-	(373)
Earnings (loss) before tax and non-controlling interest	35,362	15,358	3,266	(19,983)	34,003
Income tax recovery	-	-	1,386	6,510	7,896
Earnings (loss) before non-controlling interest	35,362	15,358	4,652	(13,473)	41,899
Identifiable assets	160,006	817,510	224,950	15,096	1,217,562
Capital expenditures	12,032	34,799	5,015	791	52,637

	Three months ended June 30, 2007 $	Three months ended June 30, 2006 $	Six months ended June 30, 2007 $	Six months ended June 30, 2006 $
Marketing revenue derived from export sales to the U.S.	9,172	14,701	32,993	40,871

Property, plant and equipment located in the U.S.	12,212	12,030	12,212	12,030

17. Non-controlling interest

In the first quarter of 2007, the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (Rimbey Pipeline LP) and the Fund acquired the remaining interest in Rimbey Pipeline LP for a purchase price of $5,203 bringing the Fund's ownership in Rimbey Pipeline LP to 100%. The difference between the fair value of the transactions and the carrying value of Rimbey Pipeline LP's net assets resulted in a difference of $3,665, which was applied to property, plant and equipment. A future tax liability and corresponding increase to Goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the Consolidated Statement of Financial Position.

18. Subsequent events

On July 19, 2007, the Fund initiated a private placement arrangement to issue long-term senior unsecured notes in the principal amount of $120,000. The notes will be issued in two tranches: $60,000 due in 2017 bearing interest at 5.89% and $60,000 due in 2022 bearing interest at 6.14%.

On July 12, 2007, the $7,000 unsecured revolving demand loan facility relating to a subsidiary of the Partnership was terminated.

Corporate Information

Board of Directors

E. Peter Lougheed(1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram(4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies(2)
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird(3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols(2)(3)
Management Consultant
Mississauga, Ontario

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Marzio Isotti
Vice President, West Central Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, Engineering &
Operational Services

David A. Sentes
Vice President, Comptroller

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q2 2007

William R. Stedman(3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss(2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

TSX:KEY.UN - Cdn $	
High	$20.18
Low	$16.61
Close March 30, 2007	$17.46
Volume	8,545,683
Average Daily Volume	135,646

Auditors
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations
Contact:
John Cobb or Avery Reiter
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir(at)keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

>>

%SEDAR: 00019203E

/For further information: Keyera's Investor Relations Department at (403) 205-7670, toll free at (888) 699-4853 or via email at ir(at)keyera.com; Information on Keyera can also be found on our website at www.keyera.com/
(KEY.DB. KEY.UN.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:07e 08-AUG-07



Q2 Second Quarter Report

Three months ended June 30, 2007

2007 SECOND QUARTER HIGHLIGHTS

- **Keyera delivered strong second quarter financial results,** with net earnings before tax and non-controlling interest of $21.6 million, up 44% compared to the second quarter of 2006. However, Keyera recorded a net loss of $59.8 million for the quarter due to an $80.2 million non-cash future income tax expense resulting from the enactment of the Canadian government's tax on publicly traded income trusts starting in 2011.

- **Distributable cash flow[1] was $31.2 million ($0.51 per unit),** 31% higher than the same period last year. Distributions to unitholders totaled $22.5 million in the second quarter, or $0.369 per unit.

- **All business segments delivered strong second quarter results.** Contribution from Gathering and Processing was $15.4 million, up 14% from the same period last year. Contribution from NGL Infrastructure was $11.2 million, 26% higher than the second quarter of 2006. The Marketing business posted a record contribution of $18.1 million, up 83% from the second quarter of last year.

- **Keyera announced a project to extract ethane from the raw gas processed at its Rimbey gas plant.** Subject to regulatory approval and other conditions, the project is expected to be completed in 2008 at an estimated cost of $26 million. The project will allow Keyera to extract up to 5,000 barrels of ethane, the majority of which are incremental to Alberta supply, for delivery to a major petrochemical producer in Alberta.

- **Keyera continued to pursue its goal of being the best positioned midstream service provider in the key Edmonton/Fort Saskatchewan energy hub.** It has initiated a project to expand the truck rack at its Fort Saskatchewan facility, to increase Keyera's operating flexibility and provide enhanced product loading services. In addition, opportunities to increase connections to other pipelines, enhance terminals and expand storage are being investigated.

- **Two scheduled maintenance turnarounds were completed in the second quarter** at Keyera's Rimbey and Brazeau North gas processing plants.

[1] *See "Non-GAAP Financial Measures" on page 5*

Message to Unitholders

Building on our track record, Keyera once again generated strong financial and operating results in the second quarter of 2007, and it is my pleasure to have the opportunity to share with you a few highlights from this successful quarter.

Second quarter earnings before tax and non-controlling interest were $21.6 million, another record quarter for Keyera and 44% higher than the same period in 2006. Second quarter distributable cash flow was $31.2 million, or $0.51 per unit.

All three of our business lines contributed to these strong results. Contribution from our Gathering and Processing segment was $15.4 million, 14% higher than the same period last year, primarily due to very strong results from the Foothills Region. Our NGL Infrastructure also had another strong quarter, posting contribution of $11.2 million, a 26% increase from the same period last year. As well, Keyera used its strategic assets to take advantage of opportunities in the condensate, propane and butane markets during the second quarter of 2007. This, along with strong results from our crude oil midstream business, allowed our Marketing segment to deliver contribution of $18.1 million, 83% higher than the results in the second quarter of 2006. These impressive results were achieved in spite of scheduled maintenance turnarounds at our Rimbey and Brazeau North gas plants.

Throughout the second quarter, we continued to pursue projects that build on our long-term business strategy. One of the most exciting projects we have on the go is the ethane extraction project at our Rimbey gas plant, which will involve plant modifications and the construction of a 32-kilometre pipeline. When completed, the project is expected to extract about 5,000 barrels per day of ethane, the majority of which will be incremental to existing supply. We took the opportunity to complete the plant tie-ins and some additional plant modifications required for the project while the Rimbey gas plant was off-line for its scheduled maintenance turnaround. By completing this initial work during the turnaround, we should be able to avoid having to shut the plant down again to complete the balance of the work for the project. Preparations are well underway for regulatory approvals and we are optimistic that if the approvals can be received on a timely basis, we will be able to complete the project in the third quarter of 2008.

Another project we are excited about is the expansion of the truck loading rack at our Fort Saskatchewan facility. This $5.5 million project is designed to enhance our product loading services and provide us with increased operational flexibility. Assuming construction proceeds as planned, we expect the expansion to be operational by the end of 2007.

Building on our existing assets, we also completed a number of smaller initiatives in the second quarter, including purchasing a pipeline near our Brazeau River gas plant, increasing our working interest in the Easyford battery, and purchasing a propane terminal in Montana. We believe they are strategic investments tied to existing assets and supporting our business strategy. We are also pleased with the progress that we have made with respect to the tie-in of a fourth pipeline between Edmonton and Fort Saskatchewan that we previously announced.

As noted above, another major accomplishment during the second quarter was the completion of two scheduled plant turnarounds. These scheduled turnarounds are part of our comprehensive maintenance program designed to keep our long-life facilities in good working order and to maintain their ability to operate reliably for many years. While bad weather hampered the turnaround at the Rimbey gas plant, our largest facility, we were able to successfully complete the most extensive turnaround ever undertaken by Keyera. I'd like to thank our employees for their hard work in making this happen.

A factor that had implications for our financial statements for the second quarter was the enactment of the Budget Implementation Act, 2007, the legislation implementing the federal government's proposals to tax publicly traded income trusts in Canada. As a result of the enactment of this legislation, we have recorded a non-cash future income tax expense of approximately $80 million for the quarter ending June 30, 2007. There is no immediate impact on Keyera's cashflows or operations as a result of this recorded expense. We continue to evaluate our options to best position Keyera for the implementation of the tax (which is not expected to apply to Keyera until 2011 so long as we comply with the normal growth guidelines) and we are taking steps to preserve Keyera's tax pools, including continuing to work toward the implementation of the internal reorganization approved by Unitholders at our last annual meeting in June.

The results that we have achieved this quarter are consistent with Keyera's track record of delivering stable financial performance. We believe these results, combined with the increase in our distributions to 12.5 cents per unit announced in May of this year, demonstrate the success of our long-term strategy. Looking forward, we are committed to continuing to pursue our long-term strategy by exploring business development opportunities and examining new prospects for enhancing our existing core assets and services.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to continuing success in 2007.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major energy hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide most of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because this is not a standard measure under Canadian generally accepted accounting principles ("GAAP"), it

may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of profitability by operating segment. The most comparable GAAP measure is Segmented Information, which is found in financial statement note 16.

Contribution by Operating Segment ($ thousands)	Three Months Ended June 30, 2007	2006	Year to Date June 30, 2007	2006
Gathering & Processing [1]				
Revenue before inter-segment eliminations[4]	45,074	41,655	87,782	80,647
Operating expenses before inter-segment eliminations[4]	(29,713)	(28,189)	(50,939)	(48,703)
Gathering & Processing contribution	**15,361**	**13,466**	**36,843**	**31,944**
NGL Infrastructure [1]				
Revenue	17,865	14,292	35,434	30,760
Unrealized gain/(loss)	(207)	—	(95)	—
Revenue before inter-segment eliminations[4]	17,658	14,292	35,339	30,760
Operating expenses before inter-segment eliminations[4]	(6,476)	(5,389)	(11,856)	(11,017)
NGL Infrastructure contribution	**11,182**	**8,903**	**23,483**	**19,743**
Marketing[2]				
Revenue	291,519	278,877	604,318	596,189
Unrealized gain/(loss)	807	364	(4,650)	(107)
Revenue before inter-segment eliminations[4]	292,326	279,241	599,668	569,082
Operating expenses before inter-segment eliminations[4]	(273,489)	(268,657)	(571,545)	(573,994)
General & administration	(731)	(699)	(1,544)	(1,285)
Marketing contribution	**18,106**	**9,885**	**26,579**	**20,803**
Total contribution	**44,649**	**32,254**	**86,905**	**72,490**
Other expenses[3]	(23,004)	(17,172)	(43,400)	(38,487)
Earnings before tax and non-controlling interest	**21,645**	**15,082**	**43,505**	**34,003**

Notes:

1 Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.

2 The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

3 Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

4 Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 16, Segmented Information.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of August 8, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund or Keyera"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended June 30, 2007 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2006 and its related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating margin (operating revenues minus operating expenses), EBITDA (earnings before interest, taxes, depreciation and amortization) and distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations and financial position. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any

differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 27, 2007 (the "Annual Information Form") filed on SEDAR.

In addition, the discussion of the proposed reorganization (the "Reorganization") contained in this MD&A contains forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described in Keyera's Information Circular. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable advance ruling being obtained from the Canada Revenue Agency; all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

BUSINESS ENVIRONMENT

Producers in Canada drilled over 1,700 wells in the second quarter, down 42% from the same quarter in 2006. The decline is believed to be in response to lower commodity pricing and higher finding and development costs. In addition, wet weather during the quarter, resulting in extended road bans and a longer spring breakup period, also contributed to the decline in wells drilled.

The regions where Keyera operates also experienced significant declines in drilling activity during the second quarter. Compared to the same period last year, the number of wells drilled in the foothills front region decreased 70%, while drilling in the central Alberta region was 64% lower. British Columbia also experienced a 41% decrease in wells drilled compared to the second quarter of 2006.

To date, the decline in drilling activity in Western Canada has not had a material impact on the raw gas volumes delivered to Keyera's facilities for processing. Throughput volumes at most Keyera plants increased compared to the first quarter of 2007, with the exception of the Rimbey and Brazeau North gas plants, where scheduled maintenance turnarounds were completed in the second quarter. These

increases are the result of producer drilling undertaken in previous years. However, lower activity levels may affect the volume of raw gas delivered to Keyera's gathering and processing facilities in the future.

Keyera's management believes that, over the long term, natural gas supply-demand fundamentals will be strong and that the Western Canadian Sedimentary Basin will continue to be a key supply basin for many years to come. Keyera's facilities are well positioned in the western regions of the basin, which is relatively under-developed and has deeper gas prone zones that often contain larger reserves. Keyera's facilities are able to process both sweet and sour gas and extract NGLs from the raw gas stream, making them well suited to process gas from this region.

Climate change regulations

On March 8, 2007 the Alberta government introduced amendments to the *Climate Change and Emissions Management Act* (Bill 3) and the accompanying *Specified Gas Emitters Regulation* (the "Regulation"). The Regulation applies to all facilities in Alberta that produce over 100,000 tonnes of carbon dioxide equivalent annually and is designed to reduce the emissions intensity of greenhouse gases at applicable facilities. The Regulation was implemented as expected on July 1, 2007.

Following the Alberta announcement, the federal government released the *Regulatory Framework for Air Emissions* on April 26, 2007 which sets out new greenhouse gases and air pollutant emission reduction targets for various industrial sectors, including the oil and gas industry.

There has been no significant change in management's interpretation of the effect of these programs on Keyera from the analysis presented in the MD&A for the first quarter of 2007.

New tax on flow-through entities

On October 31, 2006, the Government of Canada announced a new tax on the distributions of publicly-traded Canadian income trusts and limited partnerships. On June 22, 2007, Bill C-52 received Royal Assent and became law thereby implementing this new tax. Assuming Keyera only experiences "normal growth", the Fund, as an existing income trust, will be subject to the new tax as of January 2011. Details of the new tax can be found in the Government's website at http://www.fin.gc.ca/news06/06-061e.html.

Under the legislation, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The legislation also provides there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

As at January 1, 2007, Keyera had approximately $385 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera is proposing to undertake a reorganization of its internal legal structure as described under "Fund Reorganization" in this MD&A. Assuming the reorganization is implemented substantially in the manner approved by unitholders, Keyera plans to reduce the use of its available tax deductions in the years 2007 through 2010, thereby increasing deductions available for the years after 2010.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers,

marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's Annual Information Form, which is available at www.sedar.com.

Keyera posted record results in the second quarter, with operating margin of $45.4 million, exceeding the same quarter of 2006 by $12.4 million. These results were achieved despite maintenance turnarounds at the Rimbey gas plant, Keyera's largest facility, and at the Brazeau North gas plant. If these facilities had not been offline for a portion of the second quarter, and assuming May's throughput levels, Keyera estimates that its operating margin would have been approximately $55 million.

Strong performance was achieved from all segments in the second quarter of 2007, resulting in $21.6 million of earnings before tax and non-controlling interest compared to $15.1 million in the second quarter of 2006. In the second quarter of 2007, higher operating margins in the Gathering and Processing and Marketing segments along with stable operating margins in the NGL Infrastructure segment were partially offset by higher general and administrative costs and interest expense, when compared to the same period last year.

The growth in operating margin for the Gathering and Processing segment was achieved despite the completion of a turnaround at the Rimbey gas plant, Keyera's largest processing facility. Most of Keyera gas plants experienced higher throughput than in the same period last year. In the Marketing segment, colder than usual weather in a U.S. regional propane market early in the second quarter of 2007 and opportunities to earn strong condensate margins resulted in above-normal operating margin for this quarter. The increase in general and administrative costs was primarily related to higher long-term incentive plan costs. The increase in interest expense was related to higher average debt balances during the second quarter of 2007 when compared to the same period last year, as well as a $0.7 million unrealized loss on an interest rate derivative contract recorded in the second quarter of 2007.

However, the strong operating performance in the second quarter of 2007 was overshadowed by an $81.5 million income tax expense that included a non-cash future income tax expense of $80.2 million. The future income tax expense was related to the recently enacted tax on publicly-traded Canadian income trusts and limited partnerships. This non-cash income tax expense resulted in a net loss of $59.9 million compared to net earnings of $26.0 million in the second quarter of 2006. Earnings in the second quarter of 2006 were favourably affected by an $11.5 million non-cash recovery of future income tax expense due to a reduction in corporate tax rates.

Year to date, a net loss of $40.9 million has been incurred compared to net earnings of $41.4 million for the same period last year. The unfavourable variance is primarily related to the $80.2 million non-cash future income tax expense incurred in the second quarter of 2007. This expense more than offset the growth in operating margin resulting from higher throughput in the Gathering and Processing segment and stronger unit margins in the Marketing segment.

Gathering and Processing

Gathering and Processing revenue for the second quarter of 2007 was $44.3 million, an increase of $3.5 million, or 9%, compared to the second quarter of 2006. The increase was due primarily to higher throughput at most plants other than the Rimbey gas plant, which was down for 17 days to complete its scheduled turnaround.

Gathering and Processing operating expenses for the second quarter of 2007 were $29.7 million, an increase of $1.5 million, or 5%, compared to the second quarter of 2006. The increase was primarily

due to greater than anticipated repair costs at several plants. The Rimbey gas plant turnaround costs of approximately $9.5 million did not significantly affect the year over year variance, as the second quarter of 2006 included turnaround and refurbishment costs for the Strachan and Caribou gas plants.

Average gross processing throughput in the second quarter of 2007 was 817 million cubic feet per day, down 3% from the first quarter of 2007 and up 2% from the second quarter last year. Year to date, average gross processing throughput was 828 million cubic feet per day, up 1% from last year. The growth in throughput was attributable to the tie-in of new wells that were drilled in previous periods and the capture of new volumes through the recently constructed Caribou North Gas Gathering System and the Brazeau North Gas Gathering System, partially offset by downtime associated with the turnarounds at the Rimbey and Brazeau North gas plants in the second quarter.

Year to date, gathering and processing revenue was $86.2 million, an increase of $7.4 million or 9% compared to last year. The increase was due primarily to higher throughput at most gas plants other than Rimbey.

Year to date, Gathering and Processing operating expenses were $50.9 million, an increase of $2.2 million or 5% compared to last year. In 2007 operating costs were higher due to the turnarounds completed at the Rimbey and Brazeau North gas plants and unscheduled repairs at the Caribou, Rimbey and Bigoray gas plants. The increase was mostly offset by lower costs at the Strachan and Caribou gas plants relative to 2006, when extensive turnaround and refurbishment costs were incurred.

Gathering and Processing - West Central Region
The West Central Region experienced a very active quarter from both a growth capital and a maintenance perspective. Second quarter raw gas throughput was down 10% from the first quarter of 2007 and 15% lower than the same period in 2006.

The decrease in volumes in the second quarter was the result of two facilities in the region being offline for their scheduled maintenance shutdowns and a decline in shallow gas and coalbed methane drilling in the Rimbey area. The plant turnarounds had a substantial impact on the second quarter contribution from the West Central Region; however, the reduction in shallow gas volumes had only a moderate impact on Keyera's revenues as these volumes attract relatively lower fees due to their reduced processing requirements.

During the quarter, the Rimbey and Brazeau North gas plants were taken offline to complete their scheduled four-year maintenance turnarounds. During that time, extensive work was undertaken to complete routine inspections, regular maintenance and required repair work. The size and scope of the maintenance work at the Rimbey plant, Keyera's largest natural gas processing facility, was significant. Costs for the Rimbey turnaround are recoverable over a four-year period, with only a portion being recoverable in 2007. Costs for the Brazeau North turnaround are fully recoverable in 2007.

In the Drayton Valley region, where Keyera's Bigoray, Brazeau North and West Pembina plants are located, the delivery of raw gas at increased and more sustained rates led to increased throughput at Keyera's facilities during the quarter. With most facilities in the area approaching their sour gas handling capacity, Keyera is currently investigating opportunities to expand the sour gas handling capabilities of the Bigoray gas plant.

In July, Keyera announced the initiation of a project to extract ethane from the raw gas processed at the Rimbey gas plant. The project will involve plant modifications and the construction of a 32-kilometre pipeline to deliver the product to existing ethane gathering infrastructure in the province. Subject to regulatory approval and other conditions, project completion is anticipated in 2008 and is expected to

cost $26 million. When operational, Keyera will extract up to 5,000 barrels per day of ethane, most of which will be incremental to existing Alberta supply. Modifications were completed while the Rimbey plant was offline during its scheduled maintenance shutdown to allow the project to be completed with minimal disruption to normal plant operations.

During the second quarter, a number of smaller growth capital projects were also completed. A new condensate truck loading facility became operational at the Rimbey plant, providing additional truck loading capacity and increased flexibility in the marketing of condensate. An asset swap completed during the quarter resulted in Keyera increasing its ownership interest in the Easyford oil battery located in the Pembina region and disposing of its interest in a gathering system connected to a third party facility.

Maintenance shutdowns are scheduled for the Medicine River and Bigoray gas plants in the third quarter. The costs for the Bigoray turnaround are largely recoverable in 2007. While the costs for the Medicine River turnaround are not recoverable through the existing fee structure, the impact on the West Central Region cashflow is expected to be minimal. These turnarounds will complete the scheduled turnarounds for 2007 in the West Central Region.

Gathering and Processing - Foothills Region

The Foothills Region experienced a record quarter, benefiting from incremental volumes at several facilities. Second quarter raw gas throughput was up 7% from the first quarter of this year and was 26% higher than the second quarter of 2006, when significant scheduled maintenance shutdowns were completed at the Strachan and Caribou gas plants.

Active drilling by a number of producers is currently underway along the Garrington pipeline, east of the Strachan gas plant. Assuming producers are successful, this activity is expected to result in the delivery of incremental raw gas volumes to the Strachan plant in the second half of 2007. Construction also continued on a new gathering pipeline connecting to Keyera's Strachan North pipeline. The pipeline is expected to begin delivering raw gas from this new capture area to the Strachan plant during the third quarter of 2007, provided that construction is completed as planned.

Producer activity in the areas around the Brazeau River gas plant resulted in a number of new wells being licensed. Raw gas delivered to the Brazeau River plant increased during the second quarter as sour Nisku gas from the Pembina region was delivered to the plant at increased and more sustained rates. A project has been initiated to construct a new gas gathering pipeline and associated plant facilities to capture a sweet gas development that is evolving southwest of the plant. Construction is expected to be completed by year-end. A 38-kilometre, 8 inch sales gas pipeline running northeast of the plant was acquired in July, for use as a low-pressure sweet gas gathering pipeline.

At the Caribou gas plant, producers continued to be active along the Caribou North pipeline. During the quarter, a new producer-owned compressor was installed along the pipeline, resulting in the delivery of incremental production to the Caribou plant. In July Keyera agreed to purchase an 18-kilometre gas gathering pipeline, roads and production assets in the North Trutch/Bougie area near the north end of the Caribou North pipeline. The acquisition will provide Keyera with new infrastructure in a geologically prospective area and additional flexibility for future operations.

At the Nordegg River gas plant, work is underway to install new inlet separation facilities to accommodate incremental sweet gas volumes from drilling activity southwest of the plant. If work continues as planned, construction is expected to be completed in August.

The Brazeau River gas plant will undergo its scheduled maintenance turnaround during the third quarter. The costs associated with the maintenance work will be fully recoverable in the quarter. This will complete the scheduled turnarounds for 2007 in the Foothills Region.

NGL Infrastructure

NGL Infrastructure revenue for the second quarter of 2007 was $9.5 million, an increase of $1.0 million compared to the second quarter of 2006. This increase is primarily due to the ongoing demand for storage services at Fort Saskatchewan.

NGL Infrastructure operating expenses for the second quarter of 2007 were $6.5 million, an increase of $1.1 million compared to the second quarter of 2006. The increase was primarily due to the replacement of a charcoal bed filter at the Edmonton terminal and the scheduled workover of a storage cavern at Fort Saskatchewan.

Year to date, NGL Infrastructure revenue was $19.2 million, an increase of $1.0 million compared to last year. The higher revenue in 2007 is the result of ongoing demand for storage services and higher volumes of propane moving through the Edmonton rail rack in response to cold weather in the U.S. during the first quarter of 2007, partially offset by a favourable non-recurring adjustment of $1.0 million in 2006.

Year to date, NGL Infrastructure operating expenses were $11.9 million, an increase of $0.9 million compared to last year. Higher operating costs related to increased staffing levels to handle the higher volume at the rail rack in the first quarter of 2007, the replacement of a charcoal bed filter at the Edmonton terminal and the scheduled workover of a storage cavern.

Fractionation, pipeline and rail and truck loading services operated at typical levels in the second quarter. Demand for storage services continues to be strong and Keyera entered into additional short-term storage agreements in the second quarter.

Keyera's Fort Saskatchewan fractionation facility was off line for five days in April to complete its annual turnaround. Unlike Keyera's natural gas processing plants, which have a four year schedule, this fractionation facility is taken off line annually to clean process vessels and equipment and undertake routine maintenance. During this outage, the storage facilities, truck rack and pipeline system remained operational. In addition, a maintenance workover of a storage cavern was undertaken during the second quarter. A workover is performed on each of the ten storage caverns every eight years, resulting in at least one cavern workover being completed each year.

As part of its strategy of creating additional value from existing assets, Keyera has initiated a project to expand its truck loading rack at the Fort Saskatchewan facility. The project will cost approximately $5.5 million and is expected to be operational by year-end if construction continues to proceed as planned. With the capability to load propane, butane and condensate, the new truck rack will increase Keyera's operational flexibility and will provide enhanced product loading services for customers serving the domestic NGL market.

Work continued in the second quarter on the necessary connections for the new leased pipeline between Keyera's Fort Saskatchewan facility and its Edmonton terminal, which Keyera announced in May. The project has been modified to increase the pipeline's capacity and, as a result, Keyera's share of the project costs has increased to about $7 million. Assuming construction is completed as planned, the pipeline is expected to be operational in the first quarter of 2008.

In the second quarter, Keyera converted Rimbey Pipe Line Co. Ltd. to a limited partnership, Rimbey Pipeline Limited Partnership ("RPLP"), and acquired the ownership interests of the former minority shareholders of Rimbey Pipe Line Co. Ltd. As a result of these transactions, Keyera owns 100% of RPLP.

Marketing

Marketing revenue for the second quarter of 2007 was $292.3 million, an increase of $13.1 million compared to the second quarter of 2006. The increase was primarily due to growth in the crude oil midstream business, higher condensate sales volumes and higher product sales prices. Marketing revenues from NGL products were down slightly from the second quarter of 2006 due to lower volumes partially offset by higher average prices. Also included in revenues for the quarter was a $0.8 million unrealized gain on financial instruments, which is discussed later in this section.

The Marketing segment posted record results in the second quarter of 2007, delivering operating margin of $27.8 million, an increase of $10.6 million compared to the second quarter of 2006. All products, and in particular condensate, contributed to the strong results. As well, the crude oil midstream business was a strong contributor, as activity levels continued to grow and differentials remained strong. The Marketing business benefits from the utilization of Keyera's extensive NGL asset infrastructure, and the second quarter results reflected Keyera's ability to use these assets to capture business opportunities.

Year to date, Marketing revenue was $599.7 million, an increase of $3.6 million. The increase was primarily related to higher crude oil midstream revenues, higher condensate volumes, and higher average product prices partially offset by lower sales volumes of other NGL products and an unrealized loss on financial instruments, which is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

Composition of Marketing Revenue (in thousands of dollars)	Three Months Ended June 30, 2007	Six Months Ended June 30, 2007
Physical sales	290,562	602,319
Financial instruments - realized	957	1,999
Financial instruments - unrealized	807	(4,650)
Marketing revenue	**292,326**	**599,668**

NGL sales volumes for the second quarter of 2007 averaged 43,400 barrels per day compared to 47,000 barrels per day in the second quarter of 2006. Year to date, NGL sales volumes averaged 51,500 barrels per day compared to 54,500 barrels per day last year. The decreases were due to lower sales of butane and propane, partially offset by higher condensate sales compared to the second quarter of 2006.

Marketing operating expense for the second quarter of 2007 was $264.6 million, an increase of $2.5 million compared to the second quarter of 2006. The increase was primarily due to the growth in the crude oil midstream business and higher average unit costs of NGL products.

Year to date, Marketing operating expense was $553.9 million, a decrease of $5.7 million. Lower average product costs and lower sales volumes partially offset by higher crude oil midstream costs accounted for the majority of the variance.

The Marketing business is exposed to commodity price fluctuations arising between the time contracted volumes are purchased and the time they are sold, as well as fluctuations in the margins between purchase prices and sales prices and other risks that affect price and supply – demand trends. Keyera

manages its supply and sales portfolio by monitoring its inventory position and its purchase and sale commitments, as well as by actively participating in various hub markets. In addition, Keyera manages some of its price risk by using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options and by offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligation.

NGL product inventories of $46.9 million were $3.3 million higher than in the second quarter of 2006. Although the value of inventory had not changed significantly, volumes in storage have increased compared to the same period last year. NGL inventory levels typically increase throughout the second and third quarters due to the seasonality of product demand.

Propane demand was strong during the early part of the second quarter due to cold weather in a regional U.S. market. By the end of the second quarter, propane demand had returned to more normal levels for this time of year. The strong demand early in the second quarter of 2007 enabled Keyera to achieve higher than expected propane margins. Propane demand in the third quarter is expected to remain at the lower levels typical of the summer season.

In June 2007, Keyera acquired a propane terminal in Superior, Montana at a cost of $0.5 million. This acquisition complements the three propane terminals in the U.S. that were acquired last year and provides further vertical integration to the propane marketing business. The terminal has the ability to accept propane rail car deliveries and a truck rack for loading product for delivery to end use customers.

Butane markets continued to perform well during the second quarter of 2007. Sales were somewhat lower than the second quarter last year but margins remained strong.

Condensate market conditions were variable during the second quarter. Keyera was able to use its asset infrastructure to exploit periods of short-term price volatility and deliver strong condensate margins in the quarter.

Keyera's crude oil midstream business continued to grow in the second quarter of 2007. Second quarter results increased relative to the first quarter of 2007 and the same period last year. Despite road bans during the spring break up period that resulted in lower volumes being delivered to Keyera field oil terminals compared to the first quarter, the crude oil business operated in line with expectations.

In the second quarter of 2007, the $0.8 million unrealized gain on financial contracts was primarily related to the change in the value of crude oil price swap contracts. On a year to date basis, an unrealized loss of $4.7 million had been recorded related to the change in fair value of the crude oil price swap contracts and fixed price contracts. At June 30, 2007, the fair market value of these contracts represented a liability of $2.4 million, which represents an estimate of the amount that the Fund would receive (pay) if these instruments had been closed out at the end of the period. The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third party brokers or dealers.

Of the $4.7 million year to date unrealized loss, the unrealized loss related to changes in crude oil financial contracts amounted to approximately $2.3 million. These contracts are used to protect inventory from fluctuations in the price of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products.

On January 1, 2007, new accounting standards related to the measurement, recognition and disclosure of financial instruments came into effect. In accordance with the new accounting standards, a fixed price physical contract is considered a derivative financial instrument that must be recognized on the balance sheet. As Keyera routinely utilizes fixed price physical contracts to sell forward a portion of its physical inventory, the adoption of this standard resulted in a $2.3 million unrealized loss in the first quarter of 2007 related to the maturity of fixed price physical contracts on hand at January 1, 2007. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding increase in opening accumulated earnings. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to earnings in the first quarter of 2007.

The adoption of the new accounting standards is expected to result in increased volatility in operating margins due to unrealized gains and losses.

For a further discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the second quarter of 2007 were $7.2 million, up $3.4 million from the second quarter of 2006. Long-term incentive plan costs accounted for $2.8 million of the increase, reflecting the growth in unit price during the second quarter of 2007 and the effect of the distribution increase implemented in May 2007.

Year to date, general and administrative costs were $12.5 million, up $1.2 million compared to last year due primarily to the higher long-term incentive plan costs. Excluding the effect of the long-term incentive plan, general and administrative expenses were in line with those incurred in 2006.

Interest expense, net of interest revenue, was $5.5 million for the second quarter of 2007, $1.6 million greater than the second quarter of 2006, and $10.1 million year to date, $2.1 million greater than last year. The increase was due to the inclusion of a $0.7 million unrealized loss on financial instruments related to an interest rate financial contract used to lock in interest rates on a portion of the new long-term debt issue. The remainder was due to higher short-term borrowings used to fund capital projects, partially offset by a reduction in interest paid on lower convertible debenture balances.

Depreciation and amortization expenses were $10.4 million for the second quarter of 2007, $0.7 million greater than the second quarter of 2006, and $21.0 million year to date, $2.0 million greater than last year. The increase was due to growth in the asset base resulting from the completion of several major growth capital projects during the past year.

Income tax expense for the second quarter of 2007 was $81.5 million, $92.6 million greater than the $11.1 million recovery in the second quarter of 2006. The tax expense for the second quarter of 2007 included a non-cash future income tax expense of $80.2 million resulting from the new tax imposed on publicly traded income trusts and limited partnerships in Canada. The future tax expense is an estimate of the tax that will ultimately be payable by the Fund due to differences between the accounting and tax basis of assets and liabilities of the operating partnership. As a result of the new tax legislation, distributions will no longer be deductible by the Fund beginning in 2011. Accordingly, any taxable income of the operating partnership allocated to the Fund will be subject to this tax.

The remainder of the $92.6 million variance was related to the effect of recording of a non-cash future income tax recovery in the second quarter of 2006 that reflected a reduction in future statutory income tax rates and the deductibility of the long-term incentive plan costs.

Current income tax expense for the second quarter of 2007 was $1.2 million, $0.8 million higher than last year, largely as a result of stronger earnings posted by the Rimbey Pipeline business.

Year to date, income tax expense was $84.1 million, $92.0 million higher than the same period last year primarily due to the $80.2 million future income tax expense relating to the new tax legislation. In 2006, future income tax expense was unusually low due to the impact of the reduction in future statutory income tax rates and the recognition of the deductibility of the long-term incentive plan costs in the second quarter. Current income tax expense on a year to date basis was $2.4 million, $0.1 million higher than last year.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in MD&A presented with the December 31, 2006 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:
At June 30, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $18.4 million primarily for June 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:
At June 30, 2007, operating expenses and accounts payable contained an estimate of $15.4 million primarily for June 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:
Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $5.8 million at June 30, 2007. Operating expenses and accounts payable contained an estimate of $6.2 million.

Estimation of Marketing revenues:
At June 30, 2007, the Marketing sales and accounts receivable contained an estimate for June 2007 revenues of $35.4 million.

Estimation of Marketing product purchases:
Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $65.1 million at June 30, 2007.

Estimation of Asset Retirement Obligation:
In the second quarter of 2007, there were no material changes to the assumptions used in the estimate prepared for December 31, 2006. Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and working capital
Cash provided by operating activities during the second quarter of 2007 was $24.8 million. Cash provided by operating activities before changes in non-cash operating working capital was $31.5 million. From this cash flow, the Fund paid $22.2 million of distributions to unitholders, used $10.8 million for capital expenditures and acquisitions and required $6.7 million to fund changes in non-cash working capital. The resulting net cash outflow of $8.2 million for the quarter was funded with $1.6 million of cash on hand and $6.6 million of short term borrowings.

Year to date, cash provided by operating activities was $82.4 million. Cash provided by operating activities before changes in non-cash operating working capital was $68.7 million. From this cash flow, the Fund paid $43.9 million of distributions to unitholders, used $14.8 million for capital expenditures and acquisitions and required $3.0 million to fund changes in non-cash working capital related to investing activities. The Fund also repaid $32.9 million of debt. The Fund received $4.2 million from the disposition of electrical generating equipment and $1.6 million of proceeds from the issuance of trust units under the distribution reinvestment plan ("DRIP"). The resulting net cash outflow of $20.1 million for the quarter was funded with $6.5 million of borrowings and $13.6 million of funds generated from changes in non-cash working capital related to operating activities.

A deficiency of $32.0 million in working capital existed at June 30, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit in working capital results from the use of short-term debt to finance growth capital expenditures in 2005 and 2006.

Capital additions and acquisitions (in millions of dollars)	**Three months ended June 30, 2007**	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Growth capital expenditures	5.8	26.0	7.5	50.4
Maintenance capital expenditures	0.2	0.4	0.6	2.2
Total capital expenditures	**6.0**	26.4	**8.1**	52.6
Acquisition of non-controlling interest	5.2	—	6.7	—
Total capital additions and acquisitions	**11.2**	26.4	**14.8**	52.6

In the second quarter of 2007, additions to property, plant and equipment including acquisitions amounted to $11.2 million, consisting of $0.2 million of maintenance capital, $5.8 million of growth capital and $5.2 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $14.2 million that were included in operating costs. The growth capital expenditures included $2.0 million for the purchase of a pipeline to be used as a gathering line to extend the capture area of the Brazeau River gas plant, $1.4 million related to modifications at the Rimbey gas plant to enable the tie-in of equipment required for the ethane extraction project, $1.1 million for upgrades

and expansion of equipment at the Rimbey gas plant and $5.2 million related to the acquisition of an additional ownership interest in RPLP, bringing Keyera's ownership to 100%.

Year to date, total capital additions and acquisitions amounted to $14.8 million consisting of $0.6 million of maintenance capital, $7.5 million of growth capital and $6.7 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $16.5 million that were included in operating costs. The growth capital expenditures included those in the second quarter of 2007 described above and several small projects undertaken in the first quarter of 2007.

Growth capital expenditures for 2007 are expected to be between $40 and $60 million, assuming timely receipt of regulatory approvals and construction schedules proceeding as currently planned.

In May 2007, Keyera announced the commencement of a pipeline project that will enable Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage facilities. The incremental deliverability is expected to add value to Keyera's existing storage services and may support the development of new storage caverns in the future. Keyera will lease a 6-inch 30-kilometre pipeline and spend approximately $7 million (net) to connect the leased pipeline to its Edmonton and Fort Saskatchewan facilities.

Keyera has also initiated a project to extract ethane from the raw gas processed at the Rimbey gas plant. The project will involve plant modifications, some of which have already been completed, and the construction of a 32-kilometre pipeline. Subject to regulatory approval and other conditions, the project is expected to be completed in 2008 at an estimated cost of $26 million.

As well, Keyera announced the expansion of the truck loading rack at Fort Saskatchewan. This project is designed to enhance product loading services and provide increased operational flexibility. Assuming construction proceeds as planned, the expansion is expected to be operational by the end of 2007 at an estimated cost of $5.5 million.

For a discussion of the risks that could affect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2006 MD&A and to Keyera's AIF which is available on SEDAR.

Debt covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital, fund growth capital expenditures and stabilize distributions, if required, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2010 and $25 million of revolving demand facilities. As at June 30, 2007, $75 million was drawn under these credit facilities. Management expects that, upon maturity of these facilities, adequate replacement facilities will be established.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in this agreement provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at June 30, 2007:

Covenant	Position as at June 30, 2007
Debt to EBITDA not to exceed 3.50	1.85
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $215 million of unsecured senior notes. Of that amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at June 30, 2007:

Covenant	Position as at June 30, 2007
Debt to EBITDA not to exceed 3.50	2.26
EBITDA to Interest Charges not less than 3.00	9.26
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

On July 19, 2007, the Fund initiated a private placement of long-term senior unsecured notes in the principal amount of $120 million. Once the conditions to the private placement have been satisfied, the notes will be issued in two tranches: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%. The proceeds will be used to repay short-term debt and will be a source of long term funding for Keyera's ongoing growth capital program, working capital requirements and general corporate purposes.

Risk factors

For a discussion of the risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Unitholder Distributions

Keyera pays distributions to unitholders from its distributable cash flow. The Fund declared $22.5 million of distributions to unitholders in the second quarter of 2007 and $44.3 million year to date. The Fund's distributable cash flow of $31.2 million in the second quarter of 2007 and $67.7 million year to date was sufficient to fund all the distributions made to unitholders. In determining the level of distributions to unitholders, the Board of Directors takes into consideration current and expected future levels of cash flow, growth capital expenditures, debt repayments, working capital requirements and other factors.

The following table presents the calculation of "distributable cash flow" for the Fund. Keyera management believes that distributable cash flow is an appropriate measure of the Fund's cash flow available for distribution to Unitholders. Because distributable cash flow is a non GAAP measure, it may not be comparable to similar measures reported by other business entities. Therefore, when assessing Keyera's performance relative to other entities, "cash flow from operating activities" as presented in the Fund's Consolidated Statements of Cash Flows may be a more comparable measure.

Distributable Cash Flow (in thousands of dollars)	Three months ended June 30, 2007	2006[1]	Six months ended June 30, 2007	2006[1]
Cash flow from operating activities	**24,786**	3,574	**82,377**	80,975
Add (deduct):				
Changes in non cash working capital	**6,729**	20,808	**(13,647)**	(28,854)
Maintenance capital	**(293)**	(357)	**(644)**	(2,160)
Non-controlling interest distributable cash flow	**(53)**	(200)	**(369)**	(588)
Distributable cash flow	**31,169**	23,825	**67,717**	49,373
Distributions to unitholders	**22,538**	21,631	**44,311**	43,184

[1] The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of unrealized foreign exchange gains and losses. For the three and six months ended June 30, 2006, $502 and $55 of unrealized foreign exchange gains have been included in the change in non-cash working capital.

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations – Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During the second quarter of 2007, $0.5 million of convertible debentures (before adjustment for deferred financing costs) were converted into 39,996 trust units and 45,509 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at June 30, 2007 to 61,104,864. Convertible debentures outstanding at June 30, 2007 were $22.2 million.

FUND REORGANIZATION

Keyera proposed a reorganization of its legal structure that was presented in the Management's Discussion and Analysis for the quarter ended March 31, 2007 and is described in detail in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which was filed on SEDAR (www.sedar.com) on May 8, 2007.

The intent of the reorganization is to streamline the existing legal structure and simplify accounting, legal, reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. The proposed reorganization will result in the elimination of most taxable Canadian corporations from Keyera's structure. As a result it is anticipated that cash taxes within the structure, which were $4.3 million in 2006, will be substantially reduced until 2011. Assuming the reorganization is implemented as planned, Keyera plans to reduce the use of its available tax deductions in years 2007 through to 2010, thereby increasing deductions available for the years after 2010.

Unitholders approved the reorganization at the Annual and Special Meeting of Unitholders on June 6, 2007. As Keyera has yet to receive an advanced ruling from the Canada Revenue Agency, the implementation date of the reorganization will be later than previously anticipated.

Due to the delay in implementation, the taxability estimate of distributions has been revised. Distributions to Canadian residents are expected to be approximately 50% to 70% return of capital in 2007, with distributions becoming largely or fully taxable in 2008 for Canadian non-exempt unitholders.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting policies

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to our unaudited Interim Consolidated Financial Statements and Note 2 of our 2006 Annual Report.

Changes in accounting policies

On January 1, 2007, we adopted the following CICA handbook sections:

- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Presentation and Disclosure; and
- Section 3865, Hedges

The new accounting standards address the classification, recognition and measurement and presentation and disclosure of financial instruments in the financial statements and require the inclusion of comprehensive income. As well, the new standards expand the definition of derivatives to include both financial and non-financial contracts.

Upon adoption of these new accounting standards, financial assets and liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Gains and losses on financial instruments measured at fair value are recognized in net earnings in the period in which they arise.

As of January 1, 2007, Keyera recorded $3.3 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair value of the existing natural gas and electricity contracts previously designated as hedging items, as well as the fair value of all fixed price physical contracts not previously recognized. A corresponding adjustment was made to opening accumulated earnings. Subsequent changes in the fair value of the positions were recorded in net earnings.

The changes in accounting policies were applied prospectively, where applicable. Comparative figures have not been restated. For further details, see Note 3 to the interim consolidated financial statements.

Future changes in accounting policies

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued a new accounting standard, Section 3031, Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs for inventory. This standard will be effective for the Fund on January 1, 2008.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the interim period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

Three months ended (in thousands of dollars)

	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007
Operating revenues:								
- Marketing	243,114	317,863	316,841	279,241	279,492	286,325	307,342	292,326
- Gathering and Processing	35,927	37,278	38,053	40,772	44,290	43,621	41,949	44,277
- NGL Infrastructure	8,506	10,349	9,606	8,549	10,878	10,855	9,692	9,525
Net earnings[1]	16,200	15,491	15,384	25,969	11,797	14,928	19,012	(59,870)
Net earnings per unit ($/unit)								
Basic	0.27	0.26	0.26	0.43	0.19	0.25	0.31	(0.98)
Diluted	0.25	0.23	0.22	0.39	0.16	0.24	0.31	(0.95)
Trust units outstanding (thousands)								
Weighted average (basic)	59,475	59,926	60,291	60,560	60,692	60,865	60,972	61,061
Weighted average (diluted)	63,194	63,246	63,321	62,768	62,817	62,869	62,918	62,967
Distributions to unitholders	20,223	21,062	21,553	21,631	21,679	21,742	21,763	22,538

[1] Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

DISTRIBUTIONS TO UNITHOLDERS

Distributions paid to Unitholders were $0.363 per unit in the second quarter. Keyera increased its distribution by 5% to 12.5 cents per unit per month, beginning with its May distribution, payable to unitholders on June 15, 2007. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors considers increasing the level of cash distributions when it is confident that such an increase can be sustained.

TAXABILITY OF DISTRIBUTIONS

Keyera currently anticipates that, for Canadian residents, approximately 50% to 70% of the Fund's 2007 distributions will be deemed a tax-deferred return of capital, with distributions becoming largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and the implementation of the proposed internal reorganization, which was approved by Unitholders in June. This outlook is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Both Canadian and non-resident unitholders should

seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

SECOND QUARTER 2007 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the second quarter 2007 results at 8:00 am MDT (10:00 am EDT) on August 9, 2007. Callers may participate by either dialing 866-250-4877 or 416-915-5651. A recording of the call will be available for replay until midnight, August 16, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21241891 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir@keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	**June 30, 2007 $**	December 31, 2006 $
ASSETS		
Current assets		
Accounts receivable	**175,224**	160,112
Inventory	**46,940**	53,939
Asset held for sale *(note 6)*	**—**	4,200
Other current assets	**7,882**	4,327
	230,046	222,578
Property, plant and equipment	**917,981**	924,947
Intangible assets	**7,545**	10,553
Goodwill	**71,234**	64,934
Future income tax assets *(note 8)*	**751**	—
	1,227,557	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**6,622**	96
Accounts payable and accrued liabilities	**172,743**	148,318
Distributions payable *(note 11)*	**7,638**	7,251
Credit facilities *(note 4)*	**75,000**	107,984
	262,003	263,649
Long-term debt *(note 4)*	**214,190**	215,000
Convertible debentures *(note 5)*	**22,166**	23,542
Asset retirement obligation *(note 7)*	**36,441**	34,533
Future income tax liabilities *(note 8)*	**154,106**	65,424
	426,903	602,148
Non-controlling interest	**—**	2,744
Unitholders' equity		
Unitholders' capital *(note 9)*	**679,541**	677,025
Accumulated earnings	**121,409**	159,083
Accumulated distributions to unitholders *(note 11)*	**(262,299)**	(217,988)
	538,651	618,120
	1,227,557	1,223,012

Commitments and contingencies *(note 14)*

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net (Loss) Earnings, Comprehensive (Loss) Income and Accumulated Earnings
(Thousands of Canadian dollars, except unit information)
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
Operating revenues				
Marketing	**292,326**	279,241	**599,668**	596,082
Gathering and Processing	**44,277**	40,772	**86,226**	78,825
NGL Infrastructure	**9,525**	8,549	**19,217**	18,155
	346,128	328,562	**705,111**	693,062
Operating expenses				
Marketing	**264,559**	262,031	**553,867**	559,567
Gathering and Processing	**29,713**	28,189	**50,939**	48,703
NGL Infrastructure	**6,476**	5,389	**11,856**	11,017
	300,748	295,609	**616,662**	619,287
	45,380	32,953	**88,449**	73,775
General and administrative	**7,181**	3,769	**12,528**	11,377
Interest expense on long-term indebtedness	**4,254**	3,456	**7,755**	6,969
Other interest expense	**1,267**	482	**2,394**	1,072
Depreciation and amortization	**10,421**	9,681	**21,009**	19,015
Accretion expense *(note 7)*	**612**	483	**1,258**	966
Impairment expense	**—**	—	**—**	373
	23,735	17,871	**44,944**	39,772
Earnings before tax and non-controlling interest	**21,645**	15,082	**43,505**	34,003
Income tax expense (recovery) *(note 8)*	**81,475**	(11,076)	**84,057**	(7,896)
(Loss) earnings before non-controlling interest	**(59,830)**	26,158	**(40,552)**	41,899
Non-controlling interest	**40**	189	**306**	546
Net (loss) earnings	**(59,870)**	25,969	**(40,858)**	41,353
Other comprehensive income	**—**	—	**—**	—
Comprehensive (loss) income *(note 3)*	**(59,870)**	25,969	**(40,858)**	41,353
Accumulated earnings, beginning of period	**181,279**	106,389	**159,083**	91,005
Change in accounting policy *(note 3)*	**—**	—	**3,184**	—
Accumulated earnings, end of period	**121,409**	132,358	**121,409**	132,358
Weighted average number of units (thousands) *(note 10)*				
- basic	**61,061**	60,560	**61,017**	60,426
- diluted	**62,967**	62,768	**62,943**	62,744
Net (loss) earnings per unit *(note 10)*				
- basic	**(0.98)**	0.43	**(0.67)**	0.68
- diluted	**(0.95)**	0.39	**(0.64)**	0.64

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
(Thousands of Canadian dollars)
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
Net inflow (outflow) of cash:	**$**	$	**$**	$
Operating activities				
Net (loss) earnings	**(59,870)**	25,969	**(40,858)**	41,353
Items not affecting cash:				
Depreciation and amortization	**10,421**	9,681	**21,009**	19,015
Accretion expense	**612**	483	**1,258**	966
Impairment expense	**—**	—	**—**	373
Unrealized loss on derivatives held for trading	**140**	(364)	**5,485**	106
Future income tax expense *(note 8)*	**80,235**	(11,545)	**81,631**	(10,183)
Non-controlling interest	**40**	189	**306**	546
Asset retirement obligation expenditures *(note 7)*	**(63)**	(31)	**(101)**	(55)
Changes in non-cash working capital *(note 15)*	**(6,729)**	(20,808)	**13,647**	28,854
	24,786	3,574	**82,377**	80,975
Investing activities				
Capital expenditures	**(6,002)**	(26,364)	**(8,104)**	(52,637)
Acquisition of non-controlling interest *(note 17)*	**(5,203)**	—	**(6,716)**	—
Additions to intangibles	**—**	(1,115)	**—**	(1,115)
Proceeds on sale of assets *(note 6)*	**—**	—	**4,200**	—
Changes in non-cash working capital *(note 15)*	**367**	(7,610)	**(2,987)**	(270)
	(10,838)	(35,089)	**(13,607)**	(54,022)
Financing activities				
(Repayment) issuance of debt under credit facilities	**(835)**	46,380	**(32,984)**	6,380
Issuance of trust units *(note 9)*	**812**	943	**1,612**	2,303
Distributions paid to unitholders *(note 11)*	**(22,161)**	(21,613)	**(43,924)**	(43,123)
Distributions or dividends paid to others	**—**	(239)	**—**	(239)
	(22,184)	25,471	**(75,296)**	(34,679)
Net cash outflow	**(8,236)**	(6,044)	**(6,526)**	(7,726)
Cash and cash equivalents (bank indebtedness), beginning of period	**1,614**	3,952	**(96)**	5,634
(Bank indebtedness) cash and cash equivalents, end of period	**(6,622)**	(2,092)	**(6,622)**	(2,092)

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 15 for cash interest and taxes paid

(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership ("the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its wholly-owned subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), Keyera RPL Holdings Ltd. ("KRPL") and Rimbey Pipeline Limited Partnership ("Rimbey LP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2006 as included in the Fund's 2006 Annual Report to unitholders except for the changes made in adopting new accounting standards.

These unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2007 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality. Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1530, Comprehensive Income;
- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards prospectively and comparative consolidated financial statements have not been restated. Transition amounts have been recorded in opening accumulated earnings.

Financial instruments and hedges
All financial instruments must initially be recognized at fair value on the balance sheet. The Fund has classified each financial instrument into the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Held to maturity
- Financial assets available for sale
- Other financial liabilities

Subsequent measurement of the financial instruments is based on their classification. Financial assets and financial liabilities held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans or receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

Upon adoption, the Fund has classified all financial assets as loans or receivables, with the exception of cash and cash equivalents and derivative instruments. Derivative instruments and cash and cash equivalents have been classified as held for trading. The Fund has classified all financial liabilities as other financial liabilities, with the exception of derivative instruments. Derivative instruments have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers.

For long-term financial liabilities, the transaction costs that are directly attributable to the issue of a financial liability are added to the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method. For all financial assets and short-term financial liabilities, transaction costs are charged to earnings as incurred.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 increase to opening accumulated earnings. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities.

Comprehensive income

Comprehensive income consists of net (loss) earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future accounting changes

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued the new accounting standard, Section 3031 – Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs of inventory. This standard will be effective for the Fund on January 1, 2008.

The Fund is currently evaluating the impact of adopting these new standards on the consolidated financial statements.

4. Credit facilities and long-term debt

As at	**June 30, 2007 $**	December 31, 2006 $
Bank credit facilities (a)	**75,000**	100,984
Revolving demand loan (*note 18*)	**—**	7,000
Total credit facilities	**75,000**	107,984
Long-term debt (b & c)	**215,000**	215,000
Deferred financing costs[1]	**(810)**	—
Total long-term debt	**214,190**	215,000

[1] Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 3). Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the three and six months ended June 30, 2007 were 5.70% and 5.56% (5.30% and 4.97% for the three and six months ended June 30, 2006). As at June 30, 2007, the balance outstanding on the bank credit facilities was $75,000 ($100,984 as at December 31, 2006).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the

remaining terms of the related debt. The effective interest rates for the three and six months ended June 30, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the three and six months ended June 30, 2006).

(c) In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three and six months ended June 30, 2007 was 5.37% (5.23% for the three and six months ended June 30, 2006).

5. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $409 and $809 has been accrued for the three and six months ended June 30, 2007 ($441 and $938 for the three and six months ended June 30, 2006). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At June 30, 2007, $77,403 debentures had been converted to trust units ($76,458 at December 31, 2006).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at June 30, 2007, $2,823 has been reclassified to unitholders' equity ($2,782 at December 31, 2006). As at June 30, 2007, $431 of deferred financing costs remain. The effective interest rate for the three and six months ended June 30, 2007 was 7.36% (6.75% for the three and six months ended June 30, 2006).

6. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2006	**27,776**
Liabilities acquired	151
Liabilities settled	(160)
Revisions in estimated cash flows	4,509
Accretion expense	2,257
Balance, December 31, 2006	**34,533**
Liabilities settled	(101)
Revisions in estimated cash flows	751
Accretion expense	1,258
Balance, June 30, 2007	**36,441**

8. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences have been recorded at a tax effected rate of 31.5% which is the rate that will be applicable in 2011 under the current legislation.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net (loss) earnings.

	Three months ended June 30,		**Six months ended June 30,**	
	2007	2006	**2007**	2006
	$	$	**$**	$
Earnings before tax and non-controlling interest	**21,645**	15,082	**43,505**	34,003
Income from the Fund distributable to unitholders	**(13,654)**	(8,143)	**(26,277)**	(18,201)
Income before taxes – operating subsidiaries	**7,991**	6,939	**17,228**	15,802
Income tax at statutory rate of 32.12% (2006 – 34.49%)	**2,567**	2,293	**5,534**	5,450
Impact of recording temporary differences of the Partnership	**82,182**	—	**82,182**	—
Non deductible items excluded from income for tax purposes	**157**	(425)	**727**	45
Rate adjustments and changes in estimates	**(3,022)**	(10,124)	**(3,371)**	(10,205)
Benefit of long-term incentive plan previously not recorded	—	(2,202)	—	(2,202)
Benefit of non-capital losses previously not recorded	**(220)**	(606)	**(786)**	(822)
Resource allowance	—	161	—	152
Adjustments to tax pool balances	**(180)**	(35)	**(476)**	(196)
Other	**(9)**	(1)	**247**	(118)
Large corporation tax	—	(137)	—	—
	81,475	(11,076)	**84,057**	(7,896)
Classified as:				
Current	**1,240**	469	**2,426**	2,287
Future	**80,235**	(11,545)	**81,631**	(10,183)
Income tax expense	**81,475**	(11,076)	**84,057**	(7,896)

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $3,307 at June 30, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at June 30, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future income tax liability with a corresponding increase to Goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and

increase to Goodwill was recorded relating to the acquisition of the minority interest in Rimbey Pipeline LP (see note 17).

The future income tax (liabilities) assets relate to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	**June 30, 2007 $**	December 31, 2006 $
Property, plant and equipment	**(163,317)**	(71,611)
Asset retirement obligation	**10,869**	4,308
Long-term incentive plan	**3,993**	1,513
Non-capital losses	**23**	3,475
Intangible assets	**(1,654)**	(616)
Other	**(4,020)**	(2,493)
Future income tax liabilities	**(154,106)**	(65,424)
Property, plant and equipment	**(282)**	—
Asset retirement obligation	**64**	—
Non-capital losses	**969**	—
Future income tax assets	**751**	—

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	**60,125,193**	**665,914**
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	**60,930,753**	**677,025**
Units issued on conversion of convertible debentures	78,742	904
Units issued pursuant to DRIP	95,369	1,612
Balance, June 30, 2007	**61,104,864**	**679,541**

10. Net (loss) earnings per unit

Basic per unit calculations for the three and six months ended June 30, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three and six months ended June 30, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market, rather than issuing them from treasury.

	Three months ended June 30,		**Six months ended June 30,**	
(thousands)	**2007**	2006	**2007**	2006
Weighted average number of units - basic	**61,061**	60,560	**61,017**	60,426
Additional units if debentures converted	**1,906**	2,208	**1,926**	2,318
Weighted average number of units - diluted	**62,967**	62,768	**62,943**	62,744

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	**131,383**
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	**217,988**
Unitholders' distributions declared and paid	36,673
Unitholders' distributions declared	7,638
Balance, June 30, 2007	**262,299**

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders on record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $3,111 and $4,247 for the three and six months ended June 30, 2007 ($293 and $2,792 for the three and six months ended June 30, 2006).

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2004, July 1, 2005 and July 1, 2006. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2004 Grant	**July 1, 2005 Grant**	**July 1, 2006 Grant**	**Payout Multiplier**
	Less than 1.15	Less than 1.32	Less than 1.42	Nil
First range	1.15 – 1.22	1.32 – 1.39	1.42 – 1.51	50%– 99%
Second range	1.23 – 1.38	1.40 – 1.55	1.52 – 1.71	100% – 199%
Third range	1.39 and greater	1.56 and greater	1.72 and greater	200%

As of June 30, 2007, 494,092 Performance Unit Awards (529,867 at December 31, 2006) were outstanding: 148,237 effective July 1, 2004, 184,830 effective July 1, 2005 and 161,025 effective July 1, 2006. The compensation cost recorded for these units for the three and six months ended June 30, 2007 were $2,705 and $3,659, using the applicable closing market price of a unit of the Fund ($328 and $2,263 for the three and six months ended June 30, 2006).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2004, July 1, 2005 and July 1, 2006, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of June 30, 2007, 93,959 Restricted Unit Awards (98,735 at December 31, 2006) were outstanding: 21,548 effective July 1, 2004, 29,086 effective July 1, 2005 and 43,325 effective July 1, 2006. The compensation cost recorded for these units for the three and six months ended June 30, 2007 was $406 and $588, using the applicable closing market price of a unit of the Fund (($35) and $529 for the three and six months ended June 30, 2006).

13. Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, interest rate contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading
Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

The Fund issues fixed-rate long-term debt to finance its growth strategy. Due to the volatility of the debt market, the Fund is exposed to interest rate fluctuations on new debt issues between the time when the debt is offered and when it is priced. In order to mitigate against this exposure, the Fund may enter into interest rate financial contracts.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at June 30, 2007, $1,773 of assets held for trading were included in accounts receivable and $4,150 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized gains (losses), representing the change in fair value of derivative contracts are recorded in revenue of the Marketing and NGL Infrastructure segments.

The unrealized gains (losses) relating to derivative contracts were as follows:

	Three months ended June 30,		Six months ended June 30,	
Unrealized gain (loss)	**2007**	2006	**2007**	2006
Marketing	**807**	364	**(4,650)**	(106)
NGL Infrastructure	**(207)**	—	**(95)**	—

A further unrealized loss of $740 was recorded in interest expense for the three and six months ended June 30, 2007 relating to the change in fair value of an interest rate financial contract ($nil for the three and six months ended June 30, 2006).

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at June 30, 2007	Carrying Amount $	Fair Value $	Weighted Average Price	Notional Volume
Natural gas:				
Price swaps (maturing by March 31, 2008)	(294)	(294)	$7.85/GJ	275,000 GJs
Electricity:				
Price swaps (maturing by December 31, 2008)	1,100	1,100	$55/MWh	33,000 MWhs
NGLs:				
Price swaps (maturing by March 31, 2008)	(2,331)	(2,331)	$69.33/Bbl	362,181 Bbls
Currency:				
Forward contracts (maturing by July 20, 2007)	23	23	$1.0661/USD	US $8,750
Physical contracts:				
Fixed price forward contracts (maturing by December 31, 2007)	(63)	(63)	$54.51/Bbl	119,396 Bbls
Embedded derivative contracts (maturing by July 31, 2007)	(72)	(72)	$65.39/Bbl	18,585 Bbls
Interest Rate:				
Interest rate financial contracts (maturing by September 4, 2007)	(740)	(740)	N/A	$50,000
As at December 31, 2006				
Natural gas:				
Price swaps (maturing by March 31, 2007)	—	(130)	$7.78/GJ	90,000 GJs
Electricity:				
Price swaps (maturing by December 31, 2008)	—	1,031	$55/MWh	43,860 MWhs
NGLs:				
Price swaps (maturing by March 30, 2007)	211	211	$72.25/Bbl	450,000 Bbls
Currency:				
Forward contracts (maturing by January 26, 2007)	(287)	(287)	$1.1477/USD	US $16,350
Physical contracts:				
Fixed price forward contracts	—	—	—	—
Embedded derivative contracts	—	—	—	—
Interest Rate:				
Interest rate financial contracts	—	—	—	—

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At June 30, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (December 31, 2006 – less than 1%).

Revenue from the two largest customers amounted to 19% and 15% of operating revenue for the three and six months ended June 30, 2007 (11% for the three and six months ended June 30, 2006). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$31,795 and US$113,753 of sales were priced in U.S. dollars for the three and six months ended June 30, 2007 (US$74,624 and US$164,862 for the three and six months ended June 30, 2006). Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

The Fund realized and recorded $536 and $712 of foreign currency loss in Marketing operating expenses for the three and six months ended June 30, 2007 ($676 and $537 for the three and six months ended June 30, 2006). A further $1,131 and $1,285 of unrealized foreign currency gains were recorded in Marketing operating expenses for the three and six months ended June 30, 2007 ($502 and $55 of unrealized foreign currency gains for the three and six months ended June 30, 2006).

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At June 30, 2007, fixed rate borrowings comprised 74% of total debt outstanding (December 31, 2006 – 67%). The fair value of the senior fixed rate debt at June 30, 2007 was $214,300 (December 31, 2006 - $224,457). The fair value of the Fund's unsecured convertible debentures at June 30, 2007 was $34,178 (December 31, 2006 - $31,782).

In the second quarter of 2007, the Fund entered into an interest rate financial contract as an economic hedge against fluctuations in long-term interest rates relating to the new long-term senior unsecured notes as described in note 18. At June 30, 2007, the fair value of this interest rate financial contract was $740, which represents the amount that the Fund would pay if this financial instrument were to be closed out at the end of the period. This value was obtained from independent third party estimates.

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to eleven years and comprise the processing of the producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	**4,160**
2008	**6,475**
2009	**5,012**
2010	**3,466**
2011	**2,790**
Thereafter	**4,262**
	26,165

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. **Supplemental cash flow information**

Changes in non-cash working capital	**Three months ended June 30,**		**Six months ended June 30,**	
	2007	2006	**2007**	2006
	$	$	**$**	$
Cash provided by (used in):				
Accounts receivable	**(6,694)**	(15,151)	**(17,208)**	28,551
Inventory	**13,154**	(19,185)	**6,999**	8,054
Other current assets	**(4,533)**	(5,475)	**(3,555)**	(4,913)
Accounts payable and accrued liabilities	**(8,289)**	11,393	**24,424**	(3,108)
Changes in non-cash working capital	**(6,362)**	(28,418)	**10,660**	28,584
Relating to:				
Operating activities	**(6,729)**	(20,808)	**13,647**	28,854
Investing activities	**367**	(7,610)	**(2,987)**	(270)
Other cash flow information:				
Interest paid	**3,513**	3,412	**8,740**	8,215
Taxes paid	**1,035**	1,088	**1,992**	2,521

16. **Segmented information**

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended June 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	292,326	45,074	17,658	—	355,058
Inter-segment revenue	—	(797)	(8,133)	—	(8,930)
External revenue	292,326	44,277	9,525	—	346,128
Operating expenses	(273,489)	(29,713)	(6,476)	—	(309,678)
Inter-segment expenses	8,930	—	—	—	8,930
External operating expenses	(264,559)	(29,713)	(6,476)	—	(300,748)
	27,767	14,564	3,049	—	45,380
General and administrative, interest and other	—	—	—	(12,702)	(12,702)
Depreciation and amortization	(702)	(7,285)	(2,171)	(263)	(10,421)
Accretion expense	(2)	(529)	(81)	—	(612)
Impairment expense	—	—	—	—	—
Earnings (loss) before tax and non-controlling interest	27,063	6,750	797	(12,965)	21,645
Income tax (expense) recovery	60	—	(1,364)	(80,171)	(81,475)
(Loss) earnings before non-controlling interest	27,123	6,750	(567)	(93,136)	(59,830)
Identifiable assets	167,112	811,139	238,101	11,205	1,227,557
Capital expenditures	536	4,905	2,548	166	8,155

Three months ended June 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	279,241	41,655	14,292	—	335,188
Inter-segment revenue	—	(883)	(5,743)	—	(6,626)
External revenue	279,241	40,772	8,549	—	328,562
Operating expenses	(268,657)	(28,189)	(5,389)	—	(302,235)
Inter-segment expenses	6,626	—	—	—	6,626
External operating expenses	(262,031)	(28,189)	(5,389)	—	(295,609)
	17,210	12,583	3,160	—	32,953
General and administrative, interest and other	—	—	—	(7,707)	(7,707)
Depreciation and amortization	(578)	(6,954)	(1,876)	(273)	(9,681)
Accretion expense	—	(412)	(71)	—	(483)
Impairment expense	—	—	—	—	—
Earnings (loss) before tax and non-controlling interest	16,632	5,217	1,213	(7,980)	15,082
Income tax recovery	—	—	3,649	7,427	11,076
Earnings (loss) before non-controlling interest	16,632	5,217	4,862	(553)	26,158
Identifiable assets	160,006	817,510	224,950	15,096	1,217,562
Capital expenditures	12,032	9,861	3,680	791	26,364

Six months ended June 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	599,668	87,782	35,339	—	722,789
Inter-segment revenue	—	(1,556)	(16,122)	—	(17,678)
External revenue	599,668	86,226	19,217	—	705,111
Operating expenses	(571,545)	(50,939)	(11,856)	—	(634,340)
Inter-segment expenses	17,678	—	—	—	17,678
External operating expenses	(553,867)	(50,939)	(11,856)	—	(616,662)
	45,801	35,287	7,361	—	88,449
General and administrative, interest and other	—	—	—	(22,677)	(22,677)
Depreciation and amortization	(1,773)	(14,505)	(4,266)	(465)	(21,009)
Accretion expense	(5)	(1,086)	(167)	—	(1,258)
Impairment expense	—	—	—	—	—
Earnings (loss) before tax and non-controlling interest	44,023	19,696	2,928	(23,142)	43,505
Income tax (expense) recovery	893	—	(4,068)	(80,882)	(84,057)
Earnings (loss) before non-controlling interest	44,916	19,696	(1,140)	(104,024)	(40,552)
Identifiable assets	167,112	811,139	238,101	11,205	1,227,557
Capital expenditures	538	6,364	4,389	479	11,770

Six months ended June 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	596,082	80,647	30,760	—	707,489
Inter-segment revenue	—	(1,822)	(12,605)	—	(14,427)
External revenue	596,082	78,825	18,155	—	693,062
Operating expenses	(573,994)	(48,703)	(11,017)	—	(633,714)
Inter-segment expenses	14,427	—	—	—	14,427
External operating expenses	(559,567)	(48,703)	(11,017)	—	(619,287)
	36,515	30,122	7,138	—	73,775
General and administrative, interest and other	—	—	—	(19,418)	(19,418)
Depreciation and amortization	(1,153)	(13,566)	(3,731)	(565)	(19,015)
Accretion expense	—	(825)	(141)	—	(966)
Impairment expense	—	(373)	—	—	(373)
Earnings (loss) before tax and non-controlling interest	35,362	15,358	3,266	(19,983)	34,003
Income tax recovery	—	—	1,386	6,510	7,896
Earnings (loss) before non-controlling interest	35,362	15,358	4,652	(13,473)	41,899
Identifiable assets	160,006	817,510	224,950	15,096	1,217,562
Capital expenditures	12,032	34,799	5,015	791	52,637

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
Marketing revenue derived from export sales to the U.S.	**9,172**	14,701	**32,993**	40,871
Property, plant and equipment located in the U.S.	**12,212**	12,030	**12,212**	12,030

17. Non-controlling interest

In the first quarter of 2007, the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (Rimbey Pipeline LP) and the Fund acquired the remaining interest in Rimbey Pipeline LP for a purchase price of $5,203 bringing the Fund's ownership in Rimbey Pipeline LP to 100%. The difference between the fair value of the transactions and the carrying value of Rimbey Pipeline LP's net assets resulted in a difference of $3,665, which was applied to property, plant and equipment. A future tax liability and corresponding increase to Goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the Consolidated Statement of Financial Position.

18. Subsequent events

On July 19, 2007, the Fund initiated a private placement arrangement to issue long-term senior unsecured notes in the principal amount of $120,000. The notes will be issued in two tranches: $60,000 due in 2017 bearing interest at 5.89% and $60,000 due in 2022 bearing interest at 6.14%.

On July 12, 2007, the $7,000 unsecured revolving demand loan facility relating to a subsidiary of the Partnership was terminated.

RECEIVED
2008 JUL 31 P 1:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. ***Name and address of the eligible institutional investor:***

Fidelity Management & Research Company ("FMR Co.")
82 Devonshire Street
Boston, MA, 02109

Pyramis Global Advisors, LLC ("PGALLC")
53 State Street
Boston, MA, 02109

FMR Co., PGALLC, and certain other relevant affiliates and associates are sometimes hereinafter collectively referred to as "Fidelity."

2. ***Name of the reporting issuer:***

Keyera Facilities Income Fund

3. ***Period for which the report is filed:***

Period ended 5/31/2007

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

Since Fidelity's last report filed on 5/10/2007, Fidelity's holdings have decreased by 507,100 shares. This represents a net decrease of 7.79% of the shares held by Fidelity.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

Fidelity now holds 6,001,200 Common Shares representing approximately 9.83% of the outstanding shares of that class.

6. ***Designation and number or principal amount of securities and the percentage of***

outstanding securities of the class of securities referred to above over which:

(i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

N/A.

(ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

N/A.

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

6,001,200 Common Shares representing approximately 9.83% of the outstanding shares of that class.

7. ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

The Common Shares of Keyera Facilities Income Fund were disposed of in the ordinary course of business, for investment purposes only and not with the purpose of exercising control or direction over Keyera Facilities Income Fund. Fidelity may from time to time, on behalf of funds or accounts it manages, acquire additional Common Shares, dispose of some or all of the Common Shares they hold or continue to hold Common Shares.

8. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A.

9. ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

N/A.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A.

11. ***Eligibility to file reports under the alternative monthly reporting system:***

Fidelity is eligible to file this report either under the alternative monthly reporting system of National Instrument 62-103.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns or controls any securities or is a joint actor with another named entity.

DATED 6/11/2007

By: */s/"Eric D. Roiter"*

Name: Eric D. Roiter
Title: Senior V.P. & General Counsel – FMR Co.

By: */s/"Bill Dailey"*

Name: Bill Dailey
Title: Senior V.P. & Chief Administrative Officer – PGALLC

Corporate Information

Board of Directors

E. Peter Lougheed [1][3]
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram [4]
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies [2]
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird [3][4]
Corporate Director
Calgary, Alberta

H. Neil Nichols [2][3]
Management Consultant
Mississauga, Ontario

William R. Stedman [3][4]
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss [2]
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President, Chief Financial Officer and Corporate Secretary

Marzio Isotti
Vice President, West Central Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, Engineering & Operational Services

David A. Sentes
Vice President, Comptroller

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q2 2007

TSX:KEY.UN – Cdn $	
High	$20.18
Low	$16.61
Close June 29, 2007	$18.54
Volume	8,545,683
Average Daily Volume	135,646

Auditors

Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations

Contact:
John Cobb or Avery Reiter
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir@keyera.com

Head Office

Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

Certification of Interim Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: August 8, 2007

"David Smith" (signed)
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Interim Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting

Date: August 8, 2007

"James V. Bertram" (signed)
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces August 2007 Distribution

CALGARY, Aug. 22 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for August 2007 of 12.5 cents per unit. The distribution will be payable on September 17, 2007 to unitholders of record on August 31, 2007. The ex-distribution date is August 29, 2007.

For tax purposes, Keyera currently expects that approximately 50% to 70% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities, as well as changes in the anticipated timing for the implementation of the proposed internal reorganization of Keyera, which was approved by its Unitholders in June. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

In particular, the discussion of the proposed internal reorganization is forward-looking information and is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the reorganization not being completed or not being completed in the manner anticipated. Readers should refer to Keyera's Information Circular dated April 30, 2007 which is available on the Sedar website (www.sedar.com) and the Keyera website (www.keyera.com) for a description and discussion of the reorganization, including the risks, assumptions and conditions associated therewith.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations, or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 18:28e 22-AUG-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera to Significantly Expand Storage Facility at Fort Saskatchewan

CALGARY, Sept. 4 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today its decision to significantly expand the storage capacity at its NGL processing and storage facility in Fort Saskatchewan, Alberta. The storage expansion project involves the mining of four new underground storage caverns and the construction of a new brine pond. When completed, the project is expected to add 3 million barrels of storage capacity for condensate, propane, butane and other hydrocarbons. Overall storage capacity is expected to increase by 37%, securing Keyera's position as the leading storage provider in the Edmonton/Fort Saskatchewan energy hub.

Detailed design work is currently being completed. The four caverns and the construction of the brine pond will be completed over a five to six year period with each cavern being washed sequentially in eighteen-month intervals. Costs of the overall project, including the new brine pond construction, are expected to be approximately $70 million to $80 million.

Prior to beginning work on the first cavern, the necessary piping and associated wash pumps must be installed and other site preparation work completed. Timing of the expansion program will be staged to manage market demand, brine storage and other factors. Under the current project schedule, construction of the first cavern is expected to begin in early 2008 with the cavern becoming operational in the second half of 2009. The cost of the first cavern, including all preparatory work, is expected to be approximately $18 million.

"This project will solidify our competitive position in Fort Saskatchewan, one of the most strategic energy hubs in North America," said Jim Bertram, President and CEO of Keyera. "Demand for storage, particularly for condensate, is growing. This project is intended to address the expected need for additional storage capacity over the next decade, as oil sands development accelerates and the need for diluent continues to increase."

"Keyera's investments in additional storage, the addition of a fourth pipeline connecting our Edmonton and Fort Saskatchewan facilities and the expansion of our Fort Saskatchewan truck terminal will significantly enhance the value of our storage facility, for Keyera and its customers," he added. "With strategic connections to major pipelines delivering products in and out of Edmonton and Fort Saskatchewan, Keyera expects to play a strategic role in the development of marketing options tied to the oil sands."

Keyera's infrastructure in the Edmonton/Fort Saskatchewan area consists of NGL fractionation, storage, terminals and pipelines. Keyera's Fort Saskatchewan facility includes 30,000 barrels per day of NGL fractionation and 8.6 million barrels of existing underground NGL storage in ten separate caverns. Keyera's Edmonton terminal, which will have four pipelines connecting it to the Fort Saskatchewan facility, is a key logistics and pipeline hub, receiving propane, butane and condensate from multiple sources for delivery to key markets through its pipeline connections and rail and truck loading facilities.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor. E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440./

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 09:27e 04-SEP-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Concludes Long Term Debt Private Placement

CALGARY, Sept. 4 /CNW/ - Keyera Facilities Income Fund (TSX: KEY.UN; KEY.DB) ("Keyera") announced today that it has concluded its previously announced private placement of long term senior unsecured notes in the principal amount of $120 million, denominated in Canadian dollars, to a group of institutional investors in Canada and the U.S. The notes were issued in two tranches: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%.

The net proceeds from the sale of the notes will be used to repay borrowings under Keyera's short term bank credit facilities and will be a source of long term funding for Keyera's ongoing growth capital program, working capital requirements and general corporate purposes. Keyera has received $80 million of the proceeds from the offering, with receipt of the remaining $40 million scheduled for December 2007.

"We are pleased to have successfully arranged long term financing at favourable rates", said David Smith, Executive Vice President and CFO. "This transaction will provide Keyera with financing flexibility to fund our long term growth strategy".

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX: KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the satisfaction of the conditions to closing contained in the note agreements, the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as

amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:28e 04-SEP-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces September 2007 Distribution

CALGARY, Sept. 19 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for September 2007 of 12.5 cents per unit. The distribution will be payable on October 15, 2007 to unitholders of record on September 28, 2007. The ex-distribution date is September 26, 2007.

For tax purposes, Keyera currently expects that approximately 50% to 70% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:17e 19-SEP-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces October 2007 Distribution

CALGARY, Oct. 22 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for October 2007 of 12.5 cents per unit. The distribution will be payable on November 15, 2007 to unitholders of record on October 31, 2007. The ex-distribution date is October 29, 2007.

For tax purposes, Keyera currently expects that approximately 50% to 70% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Avery Reiter, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:24e 22-OCT-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund - Third Quarter Results Conference Call and Webcast

CALGARY, Oct. 25 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today that it expects to release its third quarter 2007 report on Tuesday, November 6, 2007. A conference call and webcast have been scheduled for Wednesday, November 7 at 8:00 am MST (10:00 am Eastern) for interested investors, analysts, brokers and media representatives.

The conference call dial-in number is 800-732-9303 or 416-644-3417. A recording of the conference call will be available for replay until midnight, November 14, 2007 by dialing 877-289-8525 or 416-640-1917 and entering passcode 21249885 followed by the pound key.

A live webcast of the conference call can be accessed on Keyera's website at www.keyera.com under Investor Information, Webcasts & Presentations. Shortly after the call, an audio archive will be posted on the website for 90 days.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website or contact: John Cobb, Director, Investor Relations, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 18:25e 25-OCT-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund - Q3 Third Quarter Report

Three months ended September 30, 2007

CALGARY, Nov. 6 /CNW/ -

<<
2007 THIRD QUARTER HIGHLIGHTS

- For the fourth quarter in a row, Keyera delivered outstanding performance.

- Keyera recorded a 30% increase in net earnings compared to the third quarter of 2006.

- A seasonal increase in non-cash working capital of $43.0 million (primarily inventory) resulted in a net cash outflow from operating activities of $8.0 million. Distributable cash flow(1) was $34.7 million, up 54% compared to the third quarter of 2006 and $11.8 million higher than distributions.

- Year to date, cash flow from operating activities was $74.3 million, 9% greater than 2006, including the use of $29.3 million to fund an increase in non-cash working capital. Year to date distributable cash flow(1) was $102.4 million, $35.2 million higher than distributions and 42% higher than last year.

- All business segments delivered strong third quarter results. Contribution from Gathering and Processing was $22.7 million, up 16% from the same period last year. The NGL Infrastructure contribution was $10.7 million, 8% lower than the third quarter of last year. Contribution from the Marketing business was $3.4 million, significantly higher than the third quarter of 2006, despite an unrealized loss of $5.7 million associated with financial contracts used to hedge inventory.

- Keyera announced a project to significantly expand its storage capacity in Fort Saskatchewan. The project, which involves the mining of four underground storage caverns, will increase Keyera's storage capacity at this facility by three million barrels, or 37% percent, to 11. 6 million barrels. The first cavern is expected to be put into service late in 2009.

- Significant progress has been made on a number of other projects. The truck terminal expansion at Fort Saskatchewan is nearing completion, as is the addition of a fourth pipeline connecting the Fort Saskatchewan facility with Keyera's Edmonton Terminal. Both projects are expected to be operational by early 2008. The ethane extraction project at Keyera's Rimbey gas plant is proceeding through the regulatory approval process.

- Three scheduled maintenance turnarounds were successfully completed in the third quarter at Keyera's Bigoray, Brazeau River and Medicine River gas processing plants.

- A number of projects have been identified for 2008 and Keyera anticipates spending between $70 million and $100 million on growth capital projects next year.

(1) See "Non-GAAP Financial Measures" on page 5 and a reconciliation of distributable cash flow from operating activities on page 19.

>>

Message to Unitholders

The past several months have been a very dynamic time in Alberta. With the release of the Report of the Royalty Review Commission in September and the Government of Alberta's response announced in October, the energy industry has been the central focus of public debate for the past two months. Keyera has directed considerable attention to dealing with and analyzing the implications of these fundamental industry issues in an effort to constructively contribute to finding a balanced resolution. In the course of this process however, we have never lost sight of our primary focus, which continues to be on growing our business and developing strategies for continued success.

Over the years, we believe Keyera has proven that we can adapt to the ever changing political and business landscape, thanks in part to our customer-focused business philosophy, our highly skilled team, and our very strategic assets. In the coming months, as industry sorts through the implications of the announced changes to the Alberta royalty regime, we will be working with our business partners, customers and prospective customers to adapt to the amendments so that we can continue to be a preferred service provider. The Alberta government has indicated that it will retain and revamp the deep gas drilling program, although details are still being released. They also commented in their report that support for deep gas drilling is instrumental to the viability of gas development in Alberta.

We believe our performance in the third quarter of 2007 demonstrates our ability to deliver strong operational and financial results in times of flux. Despite the uncertainty that was created by the royalty review process, and even though natural gas prices were low and drilling activity was modest in the third quarter, Keyera built on the strong performance we delivered during the first half of 2007 by recording net earnings of $15.3 million, 30% higher than the same period in 2006. A seasonal increase in non-cash working capital of $43.0 million (primarily inventory) resulted in a net cash outflow from operating activities of $8.0 million. Distributable cash flow was $34.7 million during the quarter, 54% higher than the same quarter last year and $11.8 million higher than the $22.9 million of distributions paid. On a year to date basis, Keyera's cash flow from operating activities was $74.3 million, 9% greater than 2006, including the use of $29.3 million to fund an increase in non-cash working capital. Year to date distributable cash flow of $102.4 million was $35.2 million greater than distributions paid and 42% higher than last year.

Our strong overall third quarter performance is the result of contributions from each of our operating segments. Contribution from our Gathering and Processing segment was $22.7 million, 16% higher than the same period last year, primarily due to increased throughput at several of Keyera's facilities. This performance was thanks in part to producers continuing to develop and connect new gas to our facilities, particularly at our Strachan, Nordegg River, Brazeau River, Bigoray and Caribou gas plants. Our NGL Infrastructure segment also had a solid quarter, posting contribution of $10.7 million, an 8% decrease from the same period last year. Strong results from all aspects of our Marketing business allowed this segment to deliver contribution of $3.4 million, despite an unrealized loss of $5.7 million relating to forward contracts used to hedge the product inventory that we have built up for sale in the winter heating season.

We are continuing to pursue projects of significant scale and growth potential that build on our long-term business strategy. At present, we have over $100 million of projects that are either underway or in the development stages. During the third quarter we initiated several new projects, one of the most significant of which is our plan to expand our underground storage facility in Fort Saskatchewan by 37% to 11.6 million barrels. Preparations to mine the first of the proposed four new storage caverns are underway. If planning and construction go as anticipated, we are optimistic that the first cavern will be in service in 2009. We are also very pleased with the progress that has been made on two previously announced projects related to our Fort

Saskatchewan facility: the addition of a fourth pipeline connecting Fort Saskatchewan with our Edmonton terminal and the expansion of our truck terminal. Assuming construction continues on target, we expect both of these projects to be operational by early 2008.

In our gathering and processing business, increases in gas throughput in the Pembina area have created a demand for additional sour gas processing capacity and as a result, we are looking at options to expand our sour processing capacity in the west central and foothills regions of Alberta. As well, in British Columbia, we are investigating options to expand the processing capacity at our Caribou facility to accommodate new gas production from proposed producer activity in the adjacent area.

We have also taken steps to move forward the ethane extraction project at our Rimbey gas plant. We have filed all the required regulatory applications and are fully engaged in the approval process. Assuming the project is approved and completed, we expect that we will be able to extract about 5,000 barrels per day of ethane at Rimbey, the majority of which will be incremental to existing supply.

We believe successful completion of these kinds of initiatives will allow us to build on the competitive advantages we currently enjoy in each of our operating segments, while at the same time allowing us to diversify our business lines.

As we face the challenges presented by the evolving regulatory environment, including the changes that have been announced or implemented over the course of the past year with respect to royalties, environmental legislation and the tax treatment of income funds, Keyera is committed to continuing to work proactively to maximize our business opportunities and to provide value to our Unitholders. While we may need to make adjustments to adapt to these changes, we are optimistic that we will be able to successfully meet the challenges that lie ahead.

On behalf of Keyera, I thank you for your support and look forward to continued success.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes natural gas liquids (NGLs) and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major energy hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide a large portion of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because contribution is not a standard measure under Canadian generally accepted accounting principles

("GAAP"), it may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of profitability by operating segment. The most comparable GAAP measures are reported in note 16, Segmented Information, which is found in the financial statements.

<<

Contribution by Operating Segment ($ thousands)	Three Months Ended September 30, 2007	2006	Year to Date September 30, 2007	2006
Gathering & Processing(1)				
Revenue before inter-segment eliminations(4)	51,440	45,014	139,222	125,661
Operating expenses before inter-segment eliminations(4)	(28,771)	(25,543)	(79,710)	(74,246)
Gathering & Processing contribution	22,669	19,471	59,512	51,415
NGL Infrastructure(1)				
Revenue before inter-segment eliminations(4)	16,495	18,570	51,834	49,330
Operating expenses	(5,453)	(6,840)	(17,214)	(17,857)
Unrealized gain/(loss)	(308)	-	(403)	-
Operating expenses before inter-segment eliminations(4)	(5,761)	(6,840)	(17,617)	(17,857)
NGL Infrastructure contribution	10,734	11,730	34,217	31,473
Marketing(2)				
Revenue	282,683	278,682	887,001	874,871
Unrealized gain/(loss)	(5,726)	810	(10,376)	703
Revenue before inter-segment eliminations(4)	276,957	279,492	876,625	875,574
Operating expenses before inter-segment eliminations(4)	(272,865)	(276,335)	(844,410)	(850,329)
General & administration	(674)	(608)	(2,218)	(1,893)
Marketing contribution	3,418	2,549	29,997	23,352
Total contribution	36,821	33,750	123,726	106,240
Other expenses(3)	(18,243)	(19,313)	(61,643)	(57,800)
Earnings before tax and non-controlling interest	18,578	14,437	62,083	48,440

Notes:

(1) Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided

to Keyera's Marketing business.

(2) The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

(3) Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

(4) Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 16, Segmented Information.

>>

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of November 6, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund) and its subsidiaries (collectively "Keyera"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended September 30, 2007 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2006 and its related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Measures such as operating margin (operating revenues minus operating expenses), distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) and EBITDA (earnings before interest, taxes, depreciation and amortization) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations, leverage, liquidity and financial position. Operating margin is used to assess the performance of specific segments before general and administrative expenses and other non-operating expenses. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions. EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All

statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 27, 2007 (the "Annual Information Form") filed on SEDAR and available on the Keyera website at www.keyera.com.

In addition, the discussion of the proposed reorganization (the "Reorganization") contained in this MD&A contains forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described in Keyera's Information Circular. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable advance ruling being obtained from the Canada Revenue Agency ("CRA"); all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment

of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

BUSINESS ENVIRONMENT

Industry Activity

Producers in Canada drilled almost 5,500 wells in the third quarter, up significantly from the second quarter of 2007, although down 23% from the same period last year. While industry rebounded after the wet spring and extended spring breakup period in the second quarter, overall activity continues to be affected by low commodity prices and high costs.

In the foothills front region, the number of wells drilled in the third quarter declined by 38% compared to the third quarter of 2006. The average depth of wells drilled in this region in the third quarter was 2,349 metres, as producers target the more prospective reservoirs found at deeper depths. In the central Alberta region, wells drilled were 11% lower than the same quarter last year, although the average depth per well increased by 4% compared to the third quarter of 2006. British Columbia also experienced a decline in drilling, with wells drilled falling 34% compared to the third quarter of last year. Like the other regions, the average depth per well increased to over 2,400 metres, a 7% increase compared to the third quarter of 2006.

The decline in drilling activity in Western Canada has not had a material impact on the raw gas volumes delivered to Keyera's facilities for processing. Throughput volumes at most Keyera plants increased again in the third quarter, up 2% compared to the second quarter of 2007 and 1% from the same period last year. These increases are the result of producer drilling undertaken in previous years combined with current activity levels around our facilities. However, lower activity levels, such as those experienced over the last several quarters, may affect the volume of raw gas delivered to Keyera's gathering and processing facilities in the future.

Keyera's management believes that, over the long term, North American natural gas demand will be strong and that the Western Canadian Sedimentary Basin will continue to be a key supply basin for many years to come. Keyera's facilities are well positioned in the western regions of the basin, which is relatively under-developed and has deeper gas-prone zones that often contain larger reserves. Keyera's facilities are able to process both sweet and sour gas and extract NGLs from the raw gas stream, making them well suited to process gas from this region.

New Alberta Royalty Framework

On October 25, 2007 the Government of Alberta announced a new royalty framework for Alberta. The new royalty regime, which is expected to be implemented in 2009, will change the royalty structure for natural gas and conventional oil by introducing sliding rate formulas that are price and volume sensitive. In addition, new price sensitive formulas will be adopted for oil sands development at both the pre- and post-payout stages.

Keyera is not a royalty payor, and therefore is not directly affected by

these announcements. However, as a service provider to the upstream industry, Keyera will be affected by producers' responses to the new regime. Producers are currently assessing the impact of the new royalty regime on their operations and future exploration and development activities. Until we have stronger indications from producers with respect to their plans, the long term implications of the royalty announcement for Keyera are difficult to determine. Keyera views the Government's decision to retain a variation of the Deep Gas Drilling Program as a positive outcome, due in part to the fact that many of Keyera's facilities are located west of the fifth meridian where gas drilling tends to be deeper. In the coming months we will be taking a measured approach to the new royalty framework and will be working with our partners, customers and prospective customers to position ourselves to manage these changes.

Further information about the new royalty framework is available from the Government of Alberta website at http://www.gov.ab.ca/ and a copy of the framework itself can be found at
http://www.energy.gov.ab.ca/Org/Publications/royalty_Oct25.pdf

Climate change regulations

Earlier this year, both the Government of Alberta and the Government of Canada announced new regulatory measures dealing with emissions. Keyera has reported on both of these developments in its MD&A for the first and second quarter of 2007. Keyera has initiated third party audits of its baseline emission applications for the three of its plants that are affected by the Alberta regulations. These applications must be submitted by December 31, 2007 for the compliance period July 1, 2007 to December 31, 2007. There has been no change in management's interpretation of the effect of these programs.

On October 2, 2007, the Government of Alberta announced a new cumulative effects initiative covering a 317 square kilometer area northeast of Edmonton known as the Alberta Industrial Heartland. This new initiative establishes targets for air, water and land quality. All large industrial facilities within the Industrial Heartland, including Keyera's Fort Saskatchewan facility, will be subject to a cumulative airshed target of 25,000 tonnes per year of nitrous oxides and 28,000 tonnes per year of sulphur dioxide These airshed targets will be validated with stakeholders, including Keyera, and are scheduled to come into effect in January 2009. A working group is being established to determine the allocation for the airshed objectives in order to implement an allocation system. In addition, working groups are being formed to deal with water and land management issues, including sulphur and wetlands management. Based on the information currently available, Keyera does not anticipate that this initiative will require significant changes to current operations. However, the effect that this program may have on future operations or possible expansion is not clear at this time. Keyera will continue to be involved in the consultative process that is being followed to develop the management plans for the area under this initiative. Once more details are known, Keyera will be in a better position to evaluate the potential implications.

New tax on flow-through entities

Just over a year ago, the Government of Canada announced a new tax on the distributions of publicly-traded Canadian income trusts and limited partnerships, and in June of this year legislation was passed implementing this new tax. Assuming Keyera only experiences "normal growth", the Fund, as an existing income trust, will be subject to the new tax as of January 2011.

Under the legislation, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The legislation also provides there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

On October 30, 2007, the Federal government announced their future

economic plans. Included in this statement was the plan to reduce corporate tax rates from 22.12% in 2007 to 15% by 2012. These lower tax rates would also apply to income trusts. If these reduced tax measures are enacted into law, the applicable tax rate to the Fund would be reduced from 31.5% to 29.5% in 2011 and 28.0% in 2012. The proposed reduction in federal tax rates has not been included in the future tax provision for the third quarter of 2007 as these reduced tax rates have not been substantively enacted.

As at January 1, 2007, Keyera had approximately $385 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera is proposing to undertake a reorganization of its internal legal structure as described under "Fund Reorganization" in this MD&A. Due to the interpretation of the legislation implementing the new tax on flow-through entities, Keyera has amended its advance ruling request to the CRA. The amended reorganization will not result in any significant immediate tax savings within Keyera's structure, but will permit Keyera to defer the utilization of some tax pools until after January 1, 2011. Assuming the CRA issues a favorable advance ruling on a timely basis, the amended reorganization is expected to be implemented in early 2008. Keyera plans to reduce the use of its available tax deductions in years 2008 through to 2010, thereby increasing deductions available for the years after 2010.

Results of Operations

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Annual Information Form.

In the third quarter, Keyera delivered strong operational and financial results, continuing the trend established in the first half of 2007. Net earnings of $15.3 million were up $3.5 million or 30% compared to the same period last year and operating margin of $37.5 million exceeded the same quarter in 2006 by $3.1 million. These results were achieved despite the completion of three plant turnarounds and the recording of a $5.7 million unrealized loss on financial contracts that are used to hedge NGL product inventories. Excluding the unrealized loss, operating margin in the third quarter of 2007 was $43.2 million, 29% greater than the third quarter of 2006. The unrealized loss on financial contracts is discussed in more detail in the Marketing section of this report.

The Gathering and Processing segment generated $22.0 million of operating margin in the third quarter of 2007, a $3.2 million increase compared to the same period last year, despite the completion of turnarounds at the Brazeau River, Bigoray and Medicine River gas plants. Most of Keyera's gas plants experienced higher throughput compared to the same period last year. Despite a slowdown in drilling activity this year in western Canada, producers continued to develop and connect new gas developments to Keyera infrastructure.

Excluding the effect of the $5.7 million unrealized loss on financial contracts, the Marketing segment generated $17.0 million of operating margin in the third quarter of 2007, up $6.2 million compared to the same period last year. Growth in the crude oil midstream business and sound performance by all NGL products contributed to operating margin during a quarter that typically experiences weaker demand due to the seasonal nature of the business.

The NGL Infrastructure segment generated operating margin of $4.3 million in the third quarter of 2007, up $0.2 million compared to the same period last year as demand for storage remained strong.

Year to date, a net loss of $25.5 million has been incurred compared to net earnings of $53.2 million for the same period last year. The unfavourable variance is primarily related to the $80.2 million non-cash future income tax expense incurred in the second quarter of 2007, as a result of the recently

enacted tax on publicly-traded Canadian income trusts and limited partnerships. This expense more than offset the growth in operating margin resulting from higher throughput in the Gathering and Processing segment and stronger unit margins in the Marketing segment.

Gathering and Processing

Gathering and Processing revenue for the third quarter of 2007 was $50.7 million, an increase of $6.5 million or 15%, compared to the third quarter of 2006. Higher throughput at most plants and higher fees at the Bigoray and Brazeau River gas plants due to the flow-through of turnaround costs accounted for the increase.

Gathering and Processing operating expenses for the third quarter of 2007 were $28.8 million, an increase of $3.2 million or 13% compared to the third quarter of 2006. The increase was primarily due to the turnaround work completed at the Bigoray and Brazeau River gas plants and higher operating and maintenance costs, offset by lower costs at the Chinchaga plant where a turnaround was completed last year.

Average gross processing throughput in the third quarter of 2007 was 830 million cubic feet per day, up 2% from the second quarter of 2007 and up 1% from the third quarter last year. Year to date, average gross processing throughput was 829 million cubic feet per day, up 8 million cubic feet per day compared to last year. Lower throughput at the Rimbey plant was offset by higher deliveries of Tay River gas to the Strachan plant, the tie-in of new wells that were drilled in previous periods and the capture of new volumes through the Caribou North and Brazeau North gas gathering systems.

Year to date, Gathering and Processing revenue was $137.0 million, an increase of $13.9 million or 11% compared to last year. The increase was due primarily to higher throughput at most gas plants, the recovery of 2007 operating expenses and the collection of previous years' expenses at the Strachan plant where turnaround costs are recovered over a four-year period.

Year to date, Gathering and Processing operating expenses were $79.7 million, an increase of $5.5 million or 7% compared to last year. In 2007 operating costs were higher due to the turnarounds completed at the Rimbey, Brazeau River, Bigoray and Brazeau North gas plants and unscheduled repairs at the Caribou, Rimbey and Bigoray gas plants. The increase was partially offset by lower costs at the Strachan and Caribou gas plants relative to 2006, when extensive turnaround and refurbishment costs were incurred.

The assets in Keyera's Gathering and Processing segment were realigned into new business regions, the Foothills Region and the North Central Region. The Foothills Region consists of the Strachan, Brazeau River, Nordegg River, Paddle River, Bigoray, Brazeau North, West Pembina and Tomahawk gas plants and associated gathering pipelines. The North Central Region consists of the Rimbey, Gilby, Medicine River, Worsley, Caribou, Chinchaga, North Star and Greenstreet plants and associated gathering pipelines. This realignment is reflected in the discussion below.

Gathering and Processing - North Central Region

The North Central Region delivered strong results during the quarter. Raw gas throughput during the third quarter increased 13% from the second quarter 2007 due to the scheduled maintenance shutdown that was completed at the Rimbey plant during the second quarter. Throughput in the quarter was down 3% from the same quarter in 2006 due to a reduction in shallow gas and coalbed methane drilling in the Rimbey area. These volumes require reduced processing and, as a result, have had only a moderate impact on Keyera's revenues.

At the Rimbey gas plant, work continued on a project to extract ethane from the raw gas stream. Regulatory applications have been submitted and we are fully engaged in the approval process. Assuming regulatory approvals and other conditions are met, the project is expected to be completed in 2008 at an estimated cost of $26 million. Once the project is operational, Keyera expects to extract up to 5,000 barrels per day of ethane, most of which will be incremental to Alberta supply.

Producers continued to be active along Keyera's Caribou North gas gathering system in northeastern British Columbia. Based on this trend, Keyera expects additional production to be connected to the gathering system in the fourth quarter of 2007, which should result in increased throughput at the Caribou gas plant. As well, indications are that producers will remain active in this area over the course of the winter.

The Medicine River gas plant, Keyera's only non-operated gas processing facility, was taken offline for approximately seven days during the quarter for its scheduled maintenance turnaround. The costs for the turnaround are not recoverable through the existing fee structure, but the impact on the North Central Region's cash flow was not significant. All maintenance turnarounds scheduled for the North Central Region in 2007 have now been completed.

Gathering and Processing - Foothills Region

The Foothills Region experienced another active quarter from a growth and maintenance perspective. Despite the scheduled turnarounds at the Brazeau River and Bigoray gas plants, throughput in the quarter was up 6% compared to the third quarter of 2006 as a result of incremental volumes at several plants. However, third quarter raw gas throughput was down 9% compared to the second quarter of 2007 due to the two scheduled turnarounds.

Activity east of the Strachan gas plant along the Garrington pipeline continued during the quarter. Producers connected a number of new wells to the gathering system, which resulted in incremental throughput at the Strachan plant during the quarter. Incremental production was also delivered to the Strachan plant from a new capture area via the Strachan North pipeline during the quarter.

Modifications and tie-ins were completed at the Paddle River gas plant during the quarter to accommodate the reprocessing of a nearby gas stream and enhance the NGL recovery efficiency of the facility. At the Nordegg River gas plant, new inlet separation facilities were installed, to accommodate incremental sweet gas throughput from an area southwest of the plant. This new area continues to evolve and is expected to generate incremental throughput in 2008.

In the Pembina region, where Keyera's Brazeau River, Bigoray and West Pembina plants are located, producers continued to deliver sour Nisku gas at sustained levels and a number of new wells were also connected at Keyera's Easyford oil separation facility. The delivery of these incremental gas volumes to Keyera facilities has resulted in sour gas handling nearing capacity. Keyera is developing alternatives for sour gas handling in the area, including plant expansions.

The Bigoray and Brazeau River gas plants were both taken offline for 15 days during the quarter in order to perform their scheduled four-year maintenance turnarounds. During that time, routine inspections, regular maintenance and required repair work were completed. These costs were largely recovered during the quarter. The scheduled maintenance turnarounds for 2007 have now been completed for the Foothills Region.

NGL Infrastructure

NGL Infrastructure revenue for the third quarter of 2007 was $10.0 million, a decrease of $0.8 million or 8% compared to the third quarter of 2006. This decrease is largely due to a fee adjustment and lower product sales from the Rimbey Pipeline business as well as slightly lower throughput at the Fort Saskatchewan fractionation plant.

NGL Infrastructure operating expenses for the third quarter of 2007 were $5.8 million, a decrease of $1.1 million or 16% compared to the third quarter of 2006. The decrease was primarily due to lower natural gas costs.

Year to date, NGL Infrastructure revenue was $29.3 million, an increase of $0.2 million or 1% compared to the prior year. Increased revenues from storage services throughout the year was partially offset by lower Rimbey Pipeline revenues and lower throughput at the Fort Saskatchewan fractionation plant in the third quarter of 2007.

Year to date, NGL Infrastructure operating expenses were $17.6 million, a

decrease of $0.2 million or 1% compared to 2006. Lower natural gas costs in the third quarter of 2007 were partially offset by higher operating costs related to increased staffing levels at the railcar loading facility early in the year and the replacement of a charcoal bed filter at the Edmonton terminal.

NGL Infrastructure facilities overall operated at typical levels for the third quarter, a period when lower industry product demand usually results in lower operational activity at rail loading facilities. Storage revenues were strong in the third quarter, driven by normal winter season inventory requirements and diluent demand for oil sands production. Fractionation throughput was somewhat lower than usual due to short-term market conditions.

Keyera continues to pursue opportunities to strengthen its competitive advantages in the Edmonton/Fort Saskatchewan area. As part of that initiative, Keyera continues to add connections to other pipelines in the area as well as undertake specific expansion projects.

In the third quarter, Keyera announced a significant expansion of its storage capacity at its Fort Saskatchewan facility to meet the expected need for additional storage capacity over the next decade to support oil sands development, including the need for diluent. The project, which is expected to take five to six years to complete, will expand the current storage capacity by 37% to about 11.6 million barrels and is expected to cost $70 to $80 million. Engineering work on the first cavern is being finalized, equipment is being ordered and construction is expected to begin in the fourth quarter. Cost of the first cavern is expected to be $18 million with a large portion of the cost being spent in 2008. Assuming construction proceeds as planned, the first cavern is expected to be put into service late in 2009.

Work is also continuing on two other projects announced earlier this year. Keyera is expanding its truck terminal at the Fort Saskatchewan facility. The $5.6 million project is expected to enhance the loading and unloading of propane, butane and condensate, thereby increasing Keyera's operational flexibility and providing enhanced product loading services for customers serving the domestic NGL market. The project is expected to be operational in the first quarter of 2008.

Keyera's project to tie in a fourth pipeline between the Fort Saskatchewan facility and the Edmonton terminal is also expected to be completed in early 2008, at an estimated cost of about $9 million net to Keyera. The new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage and other pipelines and terminals in the area. This pipeline is also expected to support the new storage caverns and will add value to Keyera's storage services by increasing the flexibility for customers.

Marketing

The Marketing segment posted sound results, delivering operating margin of $11.2 million, down $0.3 million compared to the third quarter of 2006. The decline was due entirely to the recognition of unrealized gains and losses on financial instruments. Excluding the effect of these unrealized items, operating margin grew $6.2 million in the third quarter compared to the same period last year.

Because of the seasonality associated with propane markets, propane sales volumes are typically lower in the third quarter than in the winter months and inventory levels increase to meet the winter heating season demands. While this was the case in the third quarter of 2007, increased use of propane as a feedstock for the petrochemical industry in the U.S. resulted in lower than normal inventories in North America in the third quarter. Butane markets performed well in the third quarter of 2007, with sales volumes and margins consistent with typical third quarter levels. The supply and demand for condensate was largely in balance throughout the third quarter and pricing was considerably stronger than in the third quarter of 2006. As well, the crude oil midstream business continued to perform well in the third quarter of 2007.

NGL sales volumes for the third quarter of 2007 averaged 43,300 barrels per day compared to 44,900 barrels per day in the third quarter of 2006. Year

to date, NGL sales volumes averaged 49,800 barrels per day compared to 51,100 barrels per day last year. The decreases were due to lower sales of propane, partially offset by higher condensate and butane sales compared to the third quarter of 2006.

Marketing revenue for the third quarter of 2007 was $277.0 million, a decrease of $2.5 million compared to the third quarter of 2006. The decrease was primarily due to the inclusion of a $5.7 million unrealized loss on financial instruments, lower propane sales volumes and lower butane prices partially offset by higher butane and condensate sales volumes and growth in crude oil midstream revenues. The $5.7 million unrealized loss on financial instruments is discussed later in this section.

Year to date, Marketing revenue was $876.6 million, an increase of $1.1 million. The increase was primarily related to higher crude oil midstream revenues, higher condensate and butane volumes partially offset by lower sales volumes of propane and an unrealized loss on financial instruments, which is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

<<

Composition of Marketing Revenue (in thousands of dollars)	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
Physical sales	283,959	886,278
Financial instruments - realized	(1,276)	723
Financial instruments - unrealized	(5,726)	(10,376)
Marketing revenue	276,957	876,625

>>

Marketing operating expense for the third quarter of 2007 was $265.7 million, a decrease of $2.2 million compared to the third quarter of 2006. The decrease was primarily due to lower sales volumes mostly offset by the growth in the crude oil midstream business.

Year to date, Marketing operating expense was $819.6 million, a decrease of $7.9 million. Much like the second quarter of 2007, the decrease was a result of lower sales volumes mostly offset by higher crude oil midstream costs.

NGL product inventories of $83.5 million were $2.3 million higher than in the third quarter of 2006. Although the value of inventory had not changed significantly, volumes in storage have increased slightly compared to the same period last year. Propane inventory levels typically increase throughout the second and third quarters due to the seasonality of product demand.

At September 30, 2007, the unrealized loss on financial contracts recognized in the third quarter was $5.7 million ($10.4 million recognized year to date), primarily due to the change in the value of crude oil price swap contracts and fixed price contracts. At September 30, 2007, the fair market value of these contracts represented a liability of $9.5 million and an asset of $1.4 million, which represents an estimate of the amount that Keyera would pay or receive if these instruments had been closed out at the end of the period. The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third party brokers or dealers.

Of the $10.4 million year to date unrealized loss, the portion relating to changes in crude oil financial contracts amounted to approximately $6.8 million. These contracts are used to protect inventory from fluctuations in the price of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds

that will be realized upon the sale of the products.

The remainder of the unrealized loss is primarily related to the change in fair value of fixed price physical sales contracts. Keyera routinely utilizes these contracts to sell forward a portion of its physical inventory. The adoption of new accounting standards on January 1, 2007 resulted in a $2.3 million unrealized loss in the first quarter of 2007 related to fixed price physical contracts on hand at January 1, 2007. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding increase in opening accumulated earnings. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to earnings in the first quarter of 2007.

The adoption of the new accounting standards is expected to continue to result in increased volatility in operating margins due to unrealized gains and losses associated with financial instruments.

The Marketing business is exposed to commodity price fluctuations arising between the time contracted volumes are purchased and the time they are sold, as well as fluctuations in the margins between purchase prices and sales prices and other risks that affect price and supply - demand trends. Keyera manages its supply and sales portfolio by monitoring its inventory position and its purchase and sale commitments, as well as by actively participating in various hub markets. In addition, Keyera manages some of its price risk by using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options and by offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligation.

For a further discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the third quarter of 2007 were $2.7 million, down $1.3 million from the third quarter of 2006. Long-term incentive plan costs accounted for $1.0 million of the decrease, reflecting a lower unit price.

Year to date, general and administrative costs were $15.3 million, down $0.2 million from last year. Higher long-term incentive plan costs resulting from the increase in distributions in May 2007 were offset by lower short-term incentive costs in the first quarter of 2007. Excluding the effect of the long-term incentive plan, general and administrative expenses were in line with those incurred in 2006.

Interest expense, net of interest revenue, was $4.5 million for the third quarter of 2007, $0.4 million lower than the third quarter of 2006 primarily due to the reversal of a $0.7 million unrealized loss on an interest rate financial contract. This financial contract was settled in the third quarter of 2007 and a realized loss of $0.3 million was recorded in the period. Excluding the effect of the financial contract, borrowing costs were virtually unchanged.

Year to date, interest expense net of interest revenue was $14.7 million, $1.7 million higher than last year due primarily to higher average short-term debt balances in the first two quarters of 2007 as well as the realized loss of $0.3 million on the interest rate financial contract.

Depreciation and amortization expenses were $10.5 million for the third quarter of 2007, virtually unchanged from the third quarter of 2006, and $31.5 million year to date, $2.0 million greater than last year. The increase was due to growth in the asset base resulting from the completion of several major growth capital projects during the past year.

An impairment expense of $0.4 million was recorded in the third quarter of 2007 to adjust the carrying value of a small, non-core gas plant that was taken out of service.

Income tax expense for the third quarter of 2007 was $3.3 million,

$0.9 million greater than the third quarter of 2006. Future income tax expense for the third quarter of 2006 was unusually low due to recognizing the benefit of non-capital losses existing in a subsidiary of the Fund.

Current income tax expense for the third quarter of 2007 was $0.5 million, $0.5 million lower than last year, largely as a result of lower earnings posted by the Rimbey Pipeline business.

Year to date, income tax expense was $87.3 million, $92.8 million higher than the same period last year. This increase was primarily due to recording $80.2 million of future income tax expense in the second quarter of 2007 and a further $0.2 million in the third quarter of 2007 resulting from the new tax imposed on publicly traded income trusts and limited partnerships in Canada. The future income tax expense is an estimate of the tax that will ultimately be payable by Keyera due to differences between the accounting and tax basis of assets and liabilities of the operating partnership. As a result of the new tax legislation, distributions will no longer be deductible by Keyera beginning in 2011. Accordingly, any taxable income of the operating partnership allocated to the Fund will be subject to this tax.

The remainder of the $92.8 million variance was largely related to the effect of recording a future income tax recovery in the second quarter of 2006 that reflected a reduction in future statutory income tax rates and the deductibility of the long-term incentive plan costs.

Current income tax expense on a year to date basis was $3.0 million, $0.3 million lower than last year, largely as a result of lower earnings posted by the Rimbey Pipeline business in the third quarter of 2007.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in MD&A presented with the December 31, 2006 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

At September 30, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $19.9 million primarily for September 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

At September 30, 2007, operating expenses and accounts payable contained an estimate of $11.8 million primarily for September 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of

revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $8.3 million at September 30, 2007. Operating expenses and accounts payable contained an estimate of $5.9 million.

Estimation of Marketing revenues:

At September 30, 2007, the Marketing sales and accounts receivable contained an estimate for September 2007 revenues of $50.4 million.

Estimation of Marketing product purchases:

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $84.1 million at September 30, 2007.

Estimation of Asset Retirement Obligation:

In the third quarter of 2007, there were no material changes to the assumptions used in the estimate prepared for December 31, 2006. Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

Cash outflow from operating activities during the third quarter of 2007 was $8.0 million as Keyera used $43.0 million of cash to finance a seasonal increase in non-cash working capital, primarily due to product inventories. Before changes in non-cash working capital, cash flow from operating activities was $34.9 million. From this cash flow, Keyera paid $22.9 million of distributions to its unitholders and $6.9 million for capital expenditures, leaving $5.1 million of cash. Keyera also received $79.3 million of proceeds from the issuance of long-term debt and $0.8 million from the issuance of trust units under the distribution reinvestment plan ("DRIP"). From this cash, Keyera repaid $41.6 million of short-term borrowings and financed the $43.0 million change in non-cash working capital, leaving a cash surplus of $0.6 million at the end of the quarter.

Year to date, cash provided by operating activities was $74.3 million, after the use of $29.3 million to fund changes in non-cash working capital primarily due to higher product inventories. Cash flow from operating activities before changes in non-cash working capital was $103.6 million. From this cash flow Keyera paid $66.8 million of distributions to its unitholders and $24.7 million for capital expenditures and acquisitions, leaving $12.1 million of cash. Keyera also received $4.2 million from the disposition of electrical generating equipment and $2.4 million from the issuance of trust units under the DRIP, bringing cash available to $18.7 million. Along with this cash, net proceeds of $79.3 million from the issuance of long-term debt were used to fund the repayment of $68.1 million of short-term borrowings and finance the $29.3 million change in non-cash working capital, leaving a $0.6 million cash surplus.

Cash and working capital was $26.7 million at September 30, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit at December 31, 2006 resulted from the use of short-term debt to finance growth capital expenditures and was eliminated in the third quarter of 2007 when Keyera received $79.3 million of proceeds of the issuance of long-term debt and used much of these proceeds to repay short-term debt.

<<

Capital expenditures

Capital additions and acquisitions (in millions of dollars)	Three months ended September 30, 2007	2006	Nine months ended September 30, 2007	2006
Growth capital expenditures	8.0	12.6	15.5	63.0
Maintenance capital expenditures	0.2	0.5	0.9	2.7
Total capital expenditures	8.2	13.1	16.4	65.7
Acquisitions of non-controlling interest	-	-	6.7	-
Total capital additions and acquisitions	8.2	13.1	23.1	65.7

>>

In the third quarter of 2007, additions to property, plant and equipment including acquisitions amounted to $8.2 million, consisting of $0.2 million of maintenance capital and $8.0 million of growth capital. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $8.8 million that were included in operating costs during the third quarter of 2007. The growth capital expenditures included $2.1 million for the acquisition of a site in northeast B.C. close to our Caribou North gathering system to enable future expansion, $3.2 million at the Rimbey and Brazeau River gas plants to upgrade systems and equipment, $2.1 million to acquire new pipelines in the Foothills Region, $0.6 million for the expansion of the truck off loading facility at Fort Saskatchewan and various other small projects.

Year to date, total capital additions and acquisitions amounted to $23.1 million, consisting of $0.9 million of maintenance capital, $15.5 million of growth capital and $6.7 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $24.8 million that were included in operating costs. The growth capital expenditures included those in the third quarter of 2007 described above and $2.3 million for the purchase of a pipeline to be used as a gathering line to extend the capture area of the Brazeau River gas plant, $1.5 million related to modifications at the Rimbey gas plant to enable the tie-in of equipment required for the ethane extraction project, $2.6 million for upgrades and expansion of equipment at the Rimbey gas plant and $6.7 million related to the acquisition of an additional ownership interest in RPLP, bringing Keyera's ownership to 100%.

Keyera expects full year 2007 growth capital expenditures to be between $40 and $50 million and maintenance capital expenditures to be between $2 million and $3 million. This assumes timely receipt of regulatory approvals and construction schedules proceeding as currently planned.

In 2008, Keyera anticipates spending between $70 million and $100 million on growth capital projects.

Debt covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital and fund growth capital expenditures, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2010 and $25 million of revolving demand facilities. As at September 30, 2007, $40 million was drawn under these credit facilities.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. These credit facilities provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at September 30, 2007:

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Covenant	Position as at September 30, 2007
Debt to EBITDA not to exceed 3.50	1.66
Debt to Capitalization not to exceed 0.55	0.26

>>

Keyera has $215 million of unsecured senior notes that were issued in 2003 and 2004. Of this amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at September 30, 2007:

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Covenant	Position as at September 30, 2007
Debt to EBITDA not to exceed 3.50	2.32
EBITDA to Interest Charges not less than 3.00	10.46
Priority Debt to Total Assets not to exceed 15%	0%

>>

On September 4, 2007, Keyera completed a private placement of unsecured senior notes in the principal amount of $120 million: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%. On September 4, 2007, $80 million of proceeds were received and a further $40 million will be received on December 3, 2007. In terms of payment obligation priority, the $120 million unsecured senior notes rank on a pari passu basis with the obligations under Keyera's existing credit facilities and with all other unsecured senior notes. The proceeds from these notes are a source of long-term funding for Keyera's ongoing growth capital program, working capital requirements and general corporate purposes. These new unsecured senior notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at September 30, 2007:

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Covenant	Position as at September 30, 2007
Debt to EBITDA not to exceed 5.0	1.74
EBITDA to Interest Charges not less than 2.00	7.83
Priority Debt to Total Assets not to exceed 15%	0%

>>

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

Management expects that upon maturity of the credit facilities and

unsecured senior notes, adequate replacement facilities will be established.

For a discussion of the risks that could affect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2006 MD&A and Annual Information Form which is available on SEDAR.

Risk factors

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations - Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Unitholder Distributions

Comparison of distributions paid to cash flow from operating activities and net earnings

The following table presents a comparison of distributions paid to net earnings and cash flow from operating activities:

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(in thousands of dollars)	Three months ended Sept. 30 2007	Nine months ended Sept. 30 2007	2006	2005
Cash flow from operating activities	(8,049)	74,328	110,656	62,147
Net earnings (loss)	15,310	(25,548)	68,078	60,680
Cash distributions paid	22,923	66,847	86,509	77,013
Excess (shortfall) of cash from operating activities over distributions paid	(30,972)	7,481	24,147	(14,866)
Excess (shortfall) of net earnings (loss) over distributions paid	(7,613)	(92,395)	(18,431)	(16,333)

>>

In the third quarter of 2007, cash outflow from operating activities was $8.0 million due to the $43.0 million seasonal increase in non-cash working capital. As a result, cash flow from operating activities was $31.0 million less than distributions paid. Year to date, cash flow from operating activities was $74.3 million, $7.5 million greater than distributions paid. Included in the calculation of year-to-date cash flow from operating activities was $29.3 million to fund changes in non-cash working capital. It is Keyera's policy to finance temporary fluctuations in non-cash working capital with short-term debt.

In the third quarter of 2007, distributions of $22.9 million exceeded net earnings by $7.6 million. Year to date, distributions of $66.8 million exceeded the net loss by $92.4 million. The shortfall is attributable to the inclusion of non-cash items for future income taxes ($2.7 million in the third quarter and $84.4 million year to date) and depreciation, amortization,

accretion and impairment expense ($11.7 million in the third quarter and $33.9 million year to date) in the calculation of net income.

Future income taxes can fluctuate from period to period as a result of changes in tax rates (such as the enactment in the second quarter of 2007 of the tax on distributions of flow-through entities or the reduction of corporate tax rates in 2006) or changes in the operating results of the underlying operating entities of Keyera. These items do not affect cash flow generated in the current period.

Non-cash charges such as depreciation and amortization are based upon the historical cost of Keyera's property, plant and equipment and do not accurately represent the fair market value or the replacement cost of the assets in today's economic environment, nor do they affect cash flow generated in the current period.

Due to the inclusion of non-cash charges in net earnings, distributions paid will normally exceed net earnings. Although non-cash charges do not affect current period cash generation, to the extent these accruals are ultimately realized, future distributions may be reduced or the excess of distributions over net income would be a return of unitholders' capital.

Distributable Cash Flow

Distributable cash flow is not a standard measure under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions.

Following is a reconciliation of distributable cash flow to its most closely related GAAP measure, cash flow from operating activities.

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Distributable Cash Flow (in thousands of dollars)	Three months ended September 30, 2007	2006(1)	Nine months ended September 30, 2007	2006(1)
Cash flow from operating activities	(8,049)	(12,449)	74,328	68,526
Add (deduct):				
Changes in non cash working capital	42,981	35,893	29,334	7,039
Maintenance capital	(234)	(563)	(878)	(2,723)
Non-controlling interest distributable cash flow	0	(280)	(369)	(868)
Distributable cash flow	34,698	22,601	102,415	71,974
Distributions to unitholders	22,931	21,679	67,242	64,863

(1) The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of unrealized foreign exchange gains and losses. For the three and nine months ended September 30, 2006, $4 and $60 of unrealized foreign exchange gains have been included in the change in non-cash working capital.

>>

Distributable cash flow of $34.7 million in the third quarter of 2007 and $102.4 million year to date exceeded distributions to unitholders of $22.9 million and $67.2 million in the respective periods.

Changes in non-cash working capital are excluded from the determination of distributable cash flow because they are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. Also deducted from distributable cash flow are maintenance capital expenditures that are funded from current operating cash flow.

Distribution policy

In determining the level of cash distributions to unitholders, Keyera's Board of Directors takes into consideration current and expected future levels of distributable cash flow, capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors.

Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. These changes in non-cash working capital are therefore excluded in the determination of distributable cash flow.

Over the long-term, Keyera expects to pay distributions from distributable cash flow. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although Keyera intends to continue to make regular cash monthly distributions to its unitholders, these distributions are not guaranteed.

Sustainability of distributions and asset base

Keyera operates long-life infrastructure assets consisting of natural gas processing plants and gathering systems, NGL processing plants, storage facilities and transportation facilities. These facilities provide services to numerous energy producers over a wide geographic area. Throughput at each natural gas processing plant is dependent upon the natural gas production of third party producers within the capture area or franchise area of the plant. Demand for fractionation, storage and transportation services is dependent upon the supply of NGL mix obtained from the processing of third party raw natural gas and the market demand for end-use products (propane, butane and condensate).

Keyera has comprehensive inspection, monitoring and maintenance programs in place. The objectives of these programs are to keep the facilities in good working order and to maintain their ability to operate reliably for many years. These maintenance and repair expenditures totaled $9.0 million in the third quarter of 2007 and $25.7 million year to date. Of these amounts $8.8 million and $24.8 million were included in operating costs and will be recovered through the fee structure over varying periods of time, depending upon the fee structure. At these levels of maintenance and repair, Keyera's plants and facilities can continue to operate safely for decades to come. Significant capital expenditures are not normally required to maintain the existing productive capacity, but may be required if significant changes are made in regulatory requirements.

Several of Keyera's sour gas plants rely on acid gas injection to dispose of the hydrogen sulphide and other waste products removed during processing. Acid gas injection involves the injection and sequestration of carbon dioxide and hydrogen sulphide into depleted underground reservoirs. The sustainability of this particular process is dependent upon the availability of suitable reservoirs. If suitable reservoirs were to become unavailable, alternate processes would be required, the capacity of the plant could be reduced or expenditures required to replace the lost capacity would be necessary. These alternatives would have an adverse affect on cash flow.

In addition to the operation of plant, pipeline and storage facilities, Keyera also conducts NGL marketing and crude oil midstream businesses. These businesses utilize facilities owned by Keyera to process, store and transport products that have been purchased from third parties.

Cash flows from operating activities are determined primarily by the quantity and composition of product throughput at the facility and the fee structure. Throughput is influenced by the ongoing development activities of numerous third parties who may increase production volumes by drilling new wells, tying in previously drilled wells, completing new zones in existing wells or enhancing production volumes through stimulation or enhanced recovery techniques. If third parties are unsuccessful in their development activities, Keyera's cash flow could be adversely affected despite having physical

capacity available. Growth capital expenditures are generally undertaken to expand capture areas, add new capacity or introduce new services. If Keyera is unsuccessful in extending capture areas or adding new capacity and services, cash flow from operating activities may be reduced, thereby adversely affecting distributions.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Additional information on the capacities and constraints related to Keyera's plants, other risks and trends that could affect the financial performance of Keyera and the steps taken to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's 2007 Annual Information Form, which is available on SEDAR.

Units and Convertible Debentures

During the third quarter of 2007, $0.2 million of convertible debentures (before adjustment for deferred financing costs) were converted into 16,747 trust units and 47,057 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at September 30, 2007 to 61,168,668. Convertible debentures outstanding at September 30, 2007 were $22.0 million.

FUND REORGANIZATION

Keyera proposed a reorganization of its legal structure that was presented in the Management's Discussion and Analysis for the quarter ended March 31, 2007 and is described in detail in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which was filed on SEDAR (www.sedar.com) on May 8, 2007. The intent of the reorganization is to streamline the existing legal structure and simplify accounting, legal reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. Unitholders approved the reorganization at the annual and special Meeting of Unitholders on June 6, 2007.

Due to the interpretation of the legislation implementing the new tax on flow-through entities, Keyera has amended its advance ruling request to the CRA. The amended reorganization will not result in any significant immediate tax savings within Keyera's structure, but will permit Keyera to defer the utilization of some tax pools until after January 1, 2011. Assuming the CRA issues a favorable advance ruling request on a timely basis, the amended reorganization is expected to be implemented in early 2008, Keyera plans to reduce the use of its available tax deductions in years 2008 through to 2010, thereby increasing deductions available for the years after 2010.

Distributions to Canadian residents are expected to be approximately 50% to 70% return of capital in 2007, with distributions becoming largely or fully taxable in 2008 for Canadian non-exempt unitholders.

Accounting Matters and Controls

Critical accounting policies

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to our unaudited Interim Consolidated Financial Statements and Note 2 of our 2006 Annual Report.

Changes in accounting policies

On January 1, 2007, we adopted the following CICA handbook sections:

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- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments - Recognition and Measurement;

- Section 3861, Financial Instruments - Presentation and Disclosure; and
- Section 3865, Hedges

>>

The new accounting standards address the classification, recognition and measurement and presentation and disclosure of financial instruments in the financial statements and require the inclusion of comprehensive income. As well, the new standards expand the definition of derivatives to include both financial and non-financial contracts.

Upon adoption of these new accounting standards, financial assets and liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Gains and losses on financial instruments measured at fair value are recognized in net earnings in the period in which they arise.

As of January 1, 2007, Keyera recorded $3.3 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair value of the existing natural gas and electricity contracts previously designated as hedging items, as well as the fair value of all fixed price physical contracts not previously recognized. A corresponding adjustment was made to opening accumulated earnings. Subsequent changes in the fair value of the positions were recorded in net earnings.

The changes in accounting policies were applied prospectively, where applicable. Comparative figures have not been restated. For further details, see Note 3 to the interim consolidated financial statements.

Future changes in accounting policies

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued a new accounting standard, Section 3031, Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs for inventory. This standard will be effective for the Fund on January 1, 2008.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the interim period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

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Three months ended (in thousands of dollars)

	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006
Operating revenues:				
- Marketing	317,863	316,841	279,241	279,492
- Gathering and Processing	37,278	38,053	40,772	44,290
- NGL Infrastructure	10,349	9,606	8,549	10,878
Net earnings(1)	15,491	15,384	25,969	11,797
Net earnings per unit ($/unit)				

Basic	0.26	0.26	0.43	0.19
Diluted	0.23	0.22	0.39	0.16
Trust units outstanding (thousands)				
Weighted average (basic)	59,926	60,291	60,560	60,692
Weighted average (diluted)	63,246	63,321	62,768	62,817
Distributions to unitholders	21,062	21,553	21,631	21,679

	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007
Operating revenues:				
- Marketing	286,325	307,342	292,326	276,957
- Gathering and Processing	43,621	41,949	44,277	50,744
- NGL Infrastructure	10,855	9,692	9,525	10,044
Net earnings(1)	14,928	19,012	(59,870)	15,310
Net earnings per unit ($/unit)				
Basic	0.25	0.31	(0.98)	0.25
Diluted	0.24	0.31	(0.95)	0.25
Trust units outstanding (thousands)				
Weighted average (basic)	60,865	60,972	61,061	61,136
Weighted average (diluted)	62,869	62,918	62,967	63,011
Distributions to unitholders	21,742	21,773	22,538	22,931

(1) Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

>>

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

Taxability of Distributions

Keyera currently anticipates that, for Canadian residents, approximately 50% to 70% of the Fund's 2007 distributions will be deemed a tax-deferred return of capital, with distributions becoming largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and the implementation of the proposed internal reorganization, which was approved by Unitholders in June. This outlook is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

Supplementary Information

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

In the third quarter, Keyera realigned its Gathering and Processing assets into new business regions, the Foothills Region and the North Central Region. To assist in analysis, Keyera has reformatted its historical supplementary information to conform to the new business regions.

THIRD Quarter 2007 Results Conference Call and Webcast

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the third quarter 2007 results at 8:00 am Mountain (10:00 am Eastern) on Wednesday, November 7, 2007. Callers may participate by either dialing 800-732-9303 or 416-644-3417. A recording of the call will be available for replay until midnight, November 14, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21249885 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

Questions

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

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Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	September 30, 2007 $	December 31, 2006 $
ASSETS		
Current assets		
Cash	610	-
Accounts receivable	200,187	160,112
Inventory	83,508	53,939
Asset held for sale (note 6)	-	4,200
Other current assets	1,977	4,327
	286,282	222,578
Property, plant and equipment	916,896	924,947
Intangible assets	6,969	10,553
Goodwill	71,234	64,934
Future income tax assets (note 8)	481	-
	1,281,862	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	-	96
Accounts payable and accrued liabilities	191,900	148,318
Distributions payable (note 11)	7,646	7,251
Credit facilities (note 4)	40,000	107,984
Current portion of long-term debt (note 4)	20,000	-
	259,546	263,649
Long-term debt (note 4)	273,574	215,000
Convertible debentures (note 5)	21,998	23,542
Asset retirement obligation (note 7)	38,136	34,533
Future income tax liabilities (note 8)	156,562	65,424
	749,816	602,148

Non-controlling interest (note 17)	-	2,744
Unitholders' equity		
Unitholders' capital (note 9)	680,557	677,025
Accumulated earnings	136,719	159,083
Accumulated distributions to unitholders (note 11)	(285,230)	(217,988)
	532,046	618,120
	1,281,862	1,223,012

Commitments and contingencies (note 14)
The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Accumulated Earnings
(Thousands of Canadian dollars, except unit information)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
Operating revenues				
Marketing	276,957	279,492	876,625	875,574
Gathering and Processing	50,744	44,290	136,970	123,115
NGL Infrastructure	10,044	10,878	29,261	29,033
	337,745	334,660	1,042,856	1,027,722
Operating expenses				
Marketing	265,718	267,919	819,585	827,486
Gathering and Processing	28,771	25,543	79,710	74,246
NGL Infrastructure	5,761	6,840	17,617	17,857
	300,250	300,302	916,912	919,589
	37,495	34,358	125,944	108,133
General and administrative	2,740	4,062	15,268	15,439
Interest expense on long-term indebtedness	3,421	3,447	11,176	10,416
Other interest expense	1,099	1,515	3,493	2,587
Depreciation and amortization	10,452	10,415	31,461	29,430
Accretion expense (note 7)	838	482	2,096	1,448
Impairment expense	367	-	367	373
	18,917	19,921	63,861	59,693
Earnings before income tax and non-controlling interest	18,578	14,437	62,083	48,440
Income tax expense (recovery) (note 8)	3,268	2,396	87,325	(5,500)
Earnings (loss) before				

non-controlling interest	15,310	12,041	(25,242)	53,940
Non-controlling interest	-	244	306	790
Net earnings (loss)	15,310	11,797	(25,548)	53,150
Other comprehensive income	-	-	-	-
Comprehensive income (loss) (note 3)	15,310	11,797	(25,548)	53,150
Accumulated earnings, beginning of period	121,409	132,358	159,083	91,005
Change in accounting policies (note 3)	-	-	3,184	-
Accumulated earnings, end of period	136,719	144,155	136,719	144,155
Weighted average number of units (thousands) (note 10)				
- basic	61,136	60,692	61,057	60,516
- diluted	63,011	62,817	62,966	62,769
Net earnings (loss) per unit (note 10)				
- basic	0.25	0.19	(0.42)	0.88
- diluted	0.25	0.16	(0.39)	0.83

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
(Thousands of Canadian dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Net inflow (outflow) of cash:	$	$	$	$
Operating activities				
Net earnings (loss)	15,310	11,797	(25,548)	53,150
Items not affecting cash:				
Depreciation and amortization	10,452	10,415	31,461	29,430
Accretion expense	838	482	2,096	1,448
Impairment expense	367	-	367	373
Unrealized loss (gain) on derivatives held for trading	5,294	(809)	10,779	(703)
Future income tax expense (recovery) (note 8)	2,726	1,341	84,357	(8,842)
Non-controlling interest	-	244	306	790
Asset retirement obligation expenditures (note 7)	(55)	(26)	(156)	(81)
Changes in non-cash working capital (note 15)	(42,981)	(35,893)	(29,334)	(7,039)
	(8,049)	(12,449)	74,328	68,526
Investing activities				
Capital expenditures	(8,246)	(13,093)	(16,350)	(65,730)

Acquisition of non-controlling interest (note 17)	-	-	(6,716)	-
Proceeds on sale of assets (note 6)	-	-	4,200	-
Additions to intangibles	-	-	-	(1,115)
Changes in non-cash working capital (note 15)	1,313	(3,030)	(1,674)	(3,300)
	(6,933)	(16,123)	(20,540)	(70,145)
Financing activities				
(Repayment) issuance of debt under credit facilities	(35,000)	49,003	(67,984)	55,383
Issuance of long-term debt, net of financing costs (note 4)	79,313	-	79,313	-
Issuance of trust units (note 9)	824	1,045	2,436	3,348
Distributions paid to unitholders (note 11)	(22,923)	(21,662)	(66,847)	(64,785)
Distributions or dividends paid to others	-	-	-	(239)
	22,214	28,386	(53,082)	(6,293)
Net cash inflow (outflow)	7,232	(186)	706	(7,912)
(Bank indebtedness) cash, beginning of period	(6,622)	(2,092)	(96)	5,634
Cash (bank indebtedness), end of period	610	(2,278)	610	(2,278)

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 15 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Interim Consolidated Financial Statements
As At and For the Three and Nine Months Ended September 30, 2007
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted) (unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), Keyera RPL Holdings Ltd. ("KRPL") and Rimbey Pipeline Limited Partnership ("RPLP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2006 as included in the Fund's 2006 Annual Report to unitholders except for the changes made in adopting new accounting standards.

These unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2007 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality. Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1530, Comprehensive Income;
- Section 3855, Financial Instruments - Recognition and Measurement;
- Section 3861, Financial Instruments - Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards prospectively and comparative consolidated financial statements have not been restated. The Fund has selected December 31, 2003 as the date for identification of embedded derivatives. Transition amounts have been recorded in opening accumulated earnings.

Financial instruments and hedges

All financial instruments must initially be recognized at fair value on the balance sheet. The Fund has classified each financial instrument into the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Held to maturity
- Financial assets available for sale
- Other financial liabilities

Subsequent measurement of the financial instruments is based on their classification. Financial assets and financial liabilities held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans or receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

Upon adoption, the Fund has classified all financial assets as loans or receivables, with the exception of cash and cash equivalents and derivative instruments. Derivative instruments and cash and cash equivalents have been classified as held for trading. The Fund has classified all financial liabilities as other financial liabilities, with the exception of derivative instruments. Derivative instruments have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers.

For long-term financial liabilities, the transaction costs that are directly attributable to the issue of a financial liability are added to the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method. For all financial assets and short-term financial liabilities, transaction costs are charged to earnings as incurred.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 increase to opening accumulated earnings. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities. The effect on basic and diluted net earnings per unit was $0.05.

Comprehensive income

Comprehensive income consists of net earnings (loss) and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other

comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future accounting changes

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued the new accounting standard, Section 3031 - Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs of inventory. This standard will be effective for the Fund on January 1, 2008.

The Fund is currently evaluating the impact of adopting these new standards on the consolidated financial statements.

4. Credit facilities and long-term debt

As at	September 30, 2007 $	December 31, 2006 $
Bank credit facilities(a)	40,000	100,984
Revolving demand loan(a)	-	7,000
Total credit facilities	40,000	107,984
Current portion of long-term debt(b)	20,000	-
Long-term debt(b)	275,000	215,000
Deferred financing costs(1)	(1,426)	-
Total long-term debt	293,574	215,000

(1) Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 3). Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the three and nine months ended September 30, 2007 were 5.80% and 5.63% (5.94% and 5.46% for the three and nine months ended September 30, 2006). As at September 30, 2007,

the balance outstanding on the bank credit facilities was $40,000 ($100,984 as at December 31, 2006).

On July 12, 2007, the $7,000 unsecured revolving demand loan facility related to a subsidiary of the Partnership was terminated.

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three and nine months ended September 30, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the three and nine months ended September 30, 2006).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three and nine months ended September 30, 2007 was 5.37% (5.23% for the three and nine months ended September 30, 2006).

On September 4, 2007, $80,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership in two tranches: $40,000 due in 2017 bearing interest at 5.89% and $40,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $687 have been deferred and are amortized using the effective interest rate method over the terms of the related debt. The effective interest rates for the period were 1.96% and 2.03% for the notes due in 2017 and 2022 respectively.

An additional $40,000 of unsecured senior notes will be issued in December 2007 by KEFL in two tranches: $20,000 due in 2017 bearing interest at 5.89% and $20,000 due in 2022 bearing interest at 6.14%.

5. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $403 and $1,212 has been accrued for the three and nine months ended September 30, 2007 ($431 and $1,369 for the three and nine months ended September 30, 2006). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At September 30, 2007, $77,604 debentures had been converted to trust units ($76,458 at December 31, 2006).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at September 30, 2007, $2,832 has

been reclassified to unitholders' equity ($2,782 at December 31, 2006). As at September 30, 2007, $398 of deferred financing costs remain. The effective interest rate for the three and nine months ended September 30, 2007 was 7.36% (6.75% for the three and nine months ended September 30, 2006).

6. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2006	27,776
Liabilities acquired	151
Liabilities settled	(160)
Revisions in estimated cash flows	4,509
Accretion expense	2,257
Balance, December 31, 2006	34,533
Liabilities acquired	912
Liabilities settled	(156)
Revisions in estimated cash flows	751
Accretion expense	2,096
Balance, September 30, 2007	38,136

8. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences have been recorded at a tax-effected rate of 31.5%, which is the rate that will be applicable in 2011 under the current legislation.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings (loss).

	Three Months Ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	$	$	$	$

Earnings before tax and non-controlling interest	18,578	14,437	62,083	48,440
Income from the Fund distributable to unitholders	(11,469)	(8,547)	(37,746)	(26,748)
Income before taxes - operating subsidiaries	7,109	5,890	24,337	21,692
Income tax at statutory rate of 32.12% (2006 - 34.49%)	2,283	2,032	7,817	7,482
Impact of recording temporary differences of the Partnership	217	-	82,399	-
Non deductible items excluded from income for tax purposes	481	(94)	1,208	(49)
Rate adjustments and changes in estimates	(64)	(27)	(3,435)	(10,232)
Benefit of long-term incentive plan previously not recorded	-	-	-	(2,202)
Benefit of non-capital losses previously not recorded	-	498	(786)	(324)
Resource allowance	-	71	-	223
Adjustments to tax pool balances	322	-	(154)	(196)
Other	29	(84)	276	(202)
	3,268	2,396	87,325	(5,500)
Classified as:				
Current	542	1,055	2,968	3,342
Future	2,726	1,341	84,357	(8,842)
Income tax expense (recovery)	3,268	2,396	87,325	(5,500)

For income tax purposes, the Fund and its subsidiaries have non-capital losses carried forward of approximately $2,020 at September 30, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at September 30, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future income tax liability with a corresponding increase to Goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and increase to Goodwill was recorded relating to the acquisition of the minority interest in RPLP (see note 17).

The future income tax (liabilities) assets relate to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

	September 30, 2007	December 31, 2006

As at	$	$
Property, plant and equipment	(165,315)	(71,611)
Asset retirement obligation	11,381	4,308
Long-term incentive plan	1,765	1,513
Non-capital losses	178	3,475
Intangible assets	(1,217)	(616)
Other	(3,354)	(2,493)
Future income tax liabilities	(156,562)	(65,424)
Property, plant and equipment	(398)	-
Asset retirement obligation	65	-
Non-capital losses	428	-
Intangible assets	386	
Future income tax assets	481	-

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	60,125,193	665,914
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	60,930,753	677,025
Units issued on conversion of convertible debentures	95,489	1,096
Units issued pursuant to DRIP	142,426	2,436
Balance, September 30, 2007	61,168,668	680,557

10. Net earnings (loss) per unit

Basic per unit calculations for the three and nine months ended September 30, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three and nine months ended September 30, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market, rather than issuing them from treasury.

	Three Months Ended September 30,		Nine months ended September 30,	
(thousands)	2007	2006	2007	2006
Weighted average number of units - basic	61,136	60,692	61,057	60,516
Additional units if debentures converted	1,875	2,125	1,909	2,253
Weighted average number of units - diluted	63,011	62,817	62,966	62,769

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	131,383
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	217,988
Unitholders' distributions declared and paid	59,596
Unitholders' distributions declared	7,646
Balance, September 30, 2007	285,230

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to

holders on record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was ($185) and $4,062 for the three and nine months ended September 30, 2007 ($1,474 and $4,266 for the three and nine months ended September 30, 2006).

During the three months ended September 30, 2007, 389,541 units were purchased on the market at a cost of $7,237 and delivered to Plan participants under the Plan.

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2005 Grant	July 1, 2006 Grant	July 1, 2007 Grant	Payout Multiplier
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 - 1.39	1.42 - 1.51	1.44 - 1.51	50% - 99%
Second range	1.40 - 1.55	1.52 - 1.71	1.52 - 1.67	100% - 199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of September 30, 2007, 491,530 Performance Unit Awards (529,867 at December 31, 2006) were outstanding: 166,705 effective July 1, 2005, 147,100 effective July 1, 2006 and 177,725 effective July 1, 2007. The compensation cost recorded for these units for the three and nine months ended September 30, 2007 were ($371) and $3,288, using the applicable closing market price of a unit of the Fund ($422 and $2,685 for the three and nine months ended September 30, 2006).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005 and July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of September 30, 2007, 90,895 Restricted Unit Awards (98,735 at December 31, 2006) were outstanding: 12,017 effective July 1, 2005, 25,753 effective July 1, 2006 and 53,125 effective July 1, 2007. The compensation cost recorded for these units for the three and nine months ended September 30, 2007 was $186 and $774, using the applicable closing market price of a unit of the Fund ($1,052 and $1,581 for the three and nine months ended September 30, 2006).

13. Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes

in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at September 30, 2007, $2,136 of assets held for trading were included in accounts receivable and $9,807 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized (losses) gains, representing the change in fair value of derivative contracts are recorded in Marketing operating revenue and NGL Infrastructure operating expense.

The unrealized (loss) gain relating to derivative contracts were as follows:

	Three Months Ended September 30,		Nine months ended September 30,	
Unrealized (loss) gain	2007	2006	2007	2006
Marketing	(5,726)	809	(10,376)	703
NGL Infrastructure	(308)	-	(403)	-

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at September 30, 2007	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2008)	(262)	(262)	7.85/GJ	183,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	760	760	55/MWh	27,480 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(8,098)	(8,098)	69.90/Bbl	854,699 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	1,340	1,340	69.45/Bbl	138,000 Bbls
Currency:				
Seller of forward contracts (maturing by October 15, 2007)	36	36	1.0326/USD	US$1,000
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(1,447)	(1,447)	49.67/Bbl	246,048 Bbls
As at December 31, 2006				
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2007)	-	(130)	7.78/GJ	90,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by				

December 31, 2008)	-	1,031	55/MWh	43,860 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 30, 2007)	211	211	72.25/Bbl	450,000 Bbls
Currency:				
Seller of forward contracts (maturing by January 26, 2007)	(287)	(287)	1.1477/USD	US$16,350
Physical contracts:				
Seller of fixed price forward contracts	-	-	-	-

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At September 30, 2007, the accounts receivable from the two largest customers amounted to 3% of accounts receivable (December 31, 2006 - less than 1%). Revenue from the two largest customers amounted to 19% and 16% of operating revenue for the three and nine months ended September 30, 2007 (14% and 12% for the three and nine months ended September 30, 2006). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$44,123 and US$157,876 of sales were priced in U.S. dollars for the three and nine months ended September 30, 2007 (US$69,596 and US$234,458 for the three and nine months ended September 30, 2006).

The Fund realized and recorded $510 and $1,222 of foreign currency loss in Marketing operating expenses for the three and nine months ended September 30, 2007 ($156 and ($381) for the three and nine months ended September 30, 2006). A further $241 and $1,526 of unrealized foreign currency gains were recorded in Marketing operating expenses for the three and nine months ended September 30, 2007 ($nil of unrealized foreign currency gains for the three and nine months ended September 30, 2006).

Currency exchange risk is actively managed by using-forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At September 30, 2007, fixed rate borrowings comprised 88% of total debt outstanding (December 31, 2006 - 67%). The fair value of the senior fixed rate debt at September 30, 2007 was $295,257 (December 31, 2006 - $224,457). The fair value of the Fund's unsecured convertible debentures at September 30, 2007 was $34,266 (December 31, 2006 - $31,782).

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to eleven years and comprise the processing of the producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	2,268
2008	8,287
2009	7,369
2010	5,804
2011	4,721
Thereafter	5,864
	34,313

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. Supplemental cash flow information

Changes in non-cash working capital

	Three Months Ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
Cash provided by (used in):				

Accounts receivable	(30,163)	(8,860)	(47,371)	19,691
Inventory	(36,568)	(37,529)	(29,569)	(29,475)
Other current assets	5,905	6,318	2,350	1,405
Accounts payable and accrued liabilities	19,158	1,148	43,582	(1,960)
Changes in non-cash working capital	(41,668)	(38,923)	(31,008)	(10,339)
Relating to:				
Operating activities	(42,981)	(35,893)	(29,334)	(7,039)
Investing activities	1,313	(3,030)	(1,674)	(3,300)
Other cash flow information:				
Interest paid	5,637	6,206	14,377	14,421
Taxes paid	-	1,123	1,992	3,644

16. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended September 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	276,957	51,440	16,495	-	344,892
Inter-segment revenue	-	(696)	(6,451)	-	(7,147)
External revenue	276,957	50,744	10,044	-	337,745
Operating expenses	(272,865)	(28,771)	(5,761)	-	(307,397)
Inter-segment expenses	7,147	-	-	-	7,147
External operating expenses	(265,718)	(28,771)	(5,761)	-	(300,250)
	11,239	21,973	4,283	-	37,495
General and administrative, interest and other	-	-	-	(7,260)	(7,260)
Depreciation and amortization	(709)	(7,296)	(2,173)	(274)	(10,452)
Accretion expense	(3)	(754)	(81)	-	(838)
Impairment expense	-	(367)	-	-	(367)
Earnings (loss) before tax and non-controlling interest	10,527	13,556	2,029	(7,534)	18,578

Income tax expense	(270)	-	(2,089)	(909)	(3,268)
Earnings (loss) before non-controlling interest	10,257	13,556	(60)	(8,443)	15,310
Identifiable assets	220,334	818,719	236,979	5,830	1,281,862
Capital expenditures	12	7,312	785	137	8,246

Three months ended September 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	279,492	45,014	18,570	-	343,076
Inter-segment revenue	-	(724)	(7,692)	-	(8,416)
External revenue	279,492	44,290	10,878	-	334,660
Operating expenses	(276,335)	(25,543)	(6,840)	-	(308,718)
Inter-segment expenses	8,416	-	-	-	8,416
External operating expenses	(267,919)	(25,543)	(6,840)	-	(300,302)
	11,573	18,747	4,038	-	34,358
General and administrative, interest and other	-	-	-	(9,024)	(9,024)
Depreciation and amortization	(1,070)	(7,211)	(1,861)	(273)	(10,415)
Accretion expense	-	(411)	(71)	-	(482)
Impairment expense	-	-	-	-	-
Earnings (loss) before tax and non-controlling interest	10,503	11,125	2,106	(9,297)	14,437
Income tax (expense) recovery	(84)	-	(2,546)	234	(2,396)
Earnings (loss) before non-controlling interest	10,419	11,125	(440)	(9,063)	12,041
Identifiable assets	185,983	819,449	233,074	22,613	1,261,119

Capital expenditures	4	4,693	8,015	381	13,093

Nine months ended September 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	876,625	139,222	51,834	-	1,067,681
Inter-segment revenue	-	(2,252)	(22,573)	-	(24,825)
External revenue	876,625	136,970	29,261	-	1,042,856
Operating expenses	(844,410)	(79,710)	(17,617)	-	(941,737)
Inter-segment expenses	24,825	-	-	-	24,825
External operating expenses	(819,585)	(79,710)	(17,617)	-	(916,912)
	57,040	57,260	11,644	-	125,944
General and administrative, interest and other	-	-	-	(29,937)	(29,937)
Depreciation and amortization	(2,482)	(21,801)	(6,439)	(739)	(31,461)
Accretion expense	(8)	(1,840)	(248)	-	(2,096)
Impairment expense	-	(367)	-	-	(367)
Earnings (loss) before tax and non-controlling interest	54,550	33,252	4,957	(30,676)	62,083
Income tax (expense) recovery	623	-	(6,157)	(81,791)	(87,325)
Earnings (loss) before non-controlling interest	55,173	33,252	(1,200)	(112,467)	(25,242)
Identifiable assets	220,334	818,719	236,979	5,830	1,281,862
Capital expenditures	550	13,676	5,174	616	20,016

Nine months ended September 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $

Revenue	875,574	125,661	49,330	-	1,050,565
Inter-segment revenue	-	(2,546)	(20,297)	-	(22,843)
External revenue	875,574	123,115	29,033	-	1,027,722
Operating expenses	(850,329)	(74,246)	(17,857)	-	(942,432)
Inter-segment expenses	22,843	-	-	-	22,843
External operating expenses	(827,486)	(74,246)	(17,857)	-	(919,589)
	48,088	48,869	11,176	-	108,133
General and administrative, interest and other	-	-	-	(28,442)	(28,442)
Depreciation and amortization	(2,223)	(20,777)	(5,592)	(838)	(29,430)
Accretion expense	-	(1,236)	(212)	-	(1,448)
Impairment expense	-	(373)	-	-	(373)
Earnings (loss) before tax and non-controlling interest	45,865	26,483	5,372	(29,280)	48,440
Income tax recovery (expense)	(84)	-	(1,160)	6,744	5,500
Earnings (loss) before non-controlling interest	45,781	26,483	4,212	(22,536)	53,940
Identifiable assets	185,983	819,449	233,074	22,613	1,261,119
Capital expenditures	12,036	39,492	13,030	1,172	65,730

	Three Months Ended September 30, 2007 $	2006 $	Nine months ended September 30, 2007 $	2006 $
Marketing revenue derived from export sales to the U.S.	13,953	12,699	46,946	53,569
Property, plant and equipment located in the U.S.	12,090	11,912	12,090	11,912

17. Non-controlling interest

In the first quarter of 2007, the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to Goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the Consolidated Statement of Financial Position.

Corporate Information

Board of Directors

E. Peter Lougheed(1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram(4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies(2)
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird(3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols(2)(3)
Management Consultant
Mississauga, Ontario

William R. Stedman(3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss(2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Marzio Isotti
Vice President, Foothills Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, North Central Region

David A. Sentes
Vice President, Comptroller

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q3 2007

TSX:KEY.UN - Cdn $	
High	$19.49
Low	$17.10
Close September 28, 2007	$18.17
Volume	6,627,787
Average Daily Volume	106,899

Auditors

Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations

Contact:
John Cobb or Bradley White
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir(at)keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

>>

%SEDAR: 00019203E

/For further information: Keyera's Investor Relations Department at (403) 205-7670, toll free at (888) 699-4853 or via email at ir(at)keyera.com; Information on Keyera can also be found on our website at www.keyera.com/
(KEY.DB. KEY.UN.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:00e 06-NOV-07



Q3 Third Quarter Report

Three months ended September 30, 2007

2007 THIRD QUARTER HIGHLIGHTS

- For the fourth quarter in a row, Keyera delivered outstanding performance.
- Keyera recorded a 30% increase in net earnings compared to the third quarter of 2006.
- A seasonal increase in non-cash working capital of $43.0 million (primarily inventory) resulted in a net cash outflow from operating activities of $8.0 million. Distributable cash flow[1] was $34.7 million, up 54% compared to the third quarter of 2006 and $11.8 million higher than distributions.
- Year to date, cash flow from operating activities was $74.3 million, 9% greater than 2006, including the use of $29.3 million to fund an increase in non-cash working capital. Year to date distributable cash flow[1] was $102.4 million, $35.2 million higher than distributions and 42% higher than last year.
- All business segments delivered strong third quarter results. Contribution from Gathering and Processing was $22.7 million, up 16% from the same period last year. The NGL Infrastructure contribution was $10.7 million, 8% lower than the third quarter of last year. Contribution from the Marketing business was $3.4 million, significantly higher than the third quarter of 2006, despite an unrealized loss of $5.7 million associated with financial contracts used to hedge inventory.
- Keyera announced a project to significantly expand its storage capacity in Fort Saskatchewan. The project, which involves the mining of four underground storage caverns, will increase Keyera's storage capacity at this facility by three million barrels, or 37% percent, to 11. 6 million barrels. The first cavern is expected to be put into service late in 2009.
- Significant progress has been made on a number of other projects. The truck terminal expansion at Fort Saskatchewan is nearing completion, as is the addition of a fourth pipeline connecting the Fort Saskatchewan facility with Keyera's Edmonton Terminal. Both projects are expected to be operational by early 2008. The ethane extraction project at Keyera's Rimbey gas plant is proceeding through the regulatory approval process.
- Three scheduled maintenance turnarounds were successfully completed in the third quarter at Keyera's Bigoray, Brazeau River and Medicine River gas processing plants.
- A number of projects have been identified for 2008 and Keyera anticipates spending between $70 million and $100 million on growth capital projects next year.

1 See "Non-GAAP Financial Measures" on page 5 and a reconciliation of distributable cash flow from operating activities on page 19.

Message to Unitholders

The past several months have been a very dynamic time in Alberta. With the release of the Report of the Royalty Review Commission in September and the Government of Alberta's response announced in October, the energy industry has been the central focus of public debate for the past two months. Keyera has directed considerable attention to dealing with and analyzing the implications of these fundamental industry issues in an effort to constructively contribute to finding a balanced resolution. In the course of this process however, we have never lost sight of our primary focus, which continues to be on growing our business and developing strategies for continued success.

Over the years, we believe Keyera has proven that we can adapt to the ever changing political and business landscape, thanks in part to our customer-focused business philosophy, our highly skilled team, and our very strategic assets. In the coming months, as industry sorts through the implications of the announced changes to the Alberta royalty regime, we will be working with our business partners, customers and prospective customers to adapt to the amendments so that we can continue to be a preferred service provider. The Alberta government has indicated that it will retain and revamp the deep gas drilling program, although details are still being released. They also commented in their report that support for deep gas drilling is instrumental to the viability of gas development in Alberta.

We believe our performance in the third quarter of 2007 demonstrates our ability to deliver strong operational and financial results in times of flux. Despite the uncertainty that was created by the royalty review process, and even though natural gas prices were low and drilling activity was modest in the third quarter, Keyera built on the strong performance we delivered during the first half of 2007 by recording net earnings of $15.3 million, 30% higher than the same period in 2006. A seasonal increase in non-cash working capital of $43.0 million (primarily inventory) resulted in a net cash outflow from operating activities of $8.0 million. Distributable cash flow was $34.7 million during the quarter, 54% higher than the same quarter last year and $11.8 million higher than the $22.9 million of distributions paid. On a year to date basis, Keyera's cash flow from operating activities was $74.3 million, 9% greater than 2006, including the use of $29.3 million to fund an increase in non-cash working capital. Year to date distributable cash flow of $102.4 million was $35.2 million greater than distributions paid and 42% higher than last year.

Our strong overall third quarter performance is the result of contributions from each of our operating segments. Contribution from our Gathering and Processing segment was $22.7 million, 16% higher than the same period last year, primarily due to increased throughput at several of Keyera's facilities. This performance was thanks in part to producers continuing to develop and connect new gas to our facilities, particularly at our Strachan, Nordegg River, Brazeau River, Bigoray and Caribou gas plants. Our NGL Infrastructure segment also had a solid quarter, posting contribution of $10.7 million, an 8% decrease from the same period last year. Strong results from all aspects of our Marketing business allowed this segment to deliver contribution of $3.4 million, despite an unrealized loss of $5.7 million relating to forward contracts used to hedge the product inventory that we have built up for sale in the winter heating season.

We are continuing to pursue projects of significant scale and growth potential that build on our long-term business strategy. At present, we have over $100 million of projects that are either underway or in the development stages. During the third quarter we initiated several new projects, one of the most significant of which is our plan to expand our underground storage facility in Fort Saskatchewan by 37% to 11.6 million barrels. Preparations to mine the first of the proposed four new storage caverns are underway. If planning and construction go as anticipated, we are optimistic that the first cavern will be in service in 2009. We are also very pleased with the progress that has been made on two previously

announced projects related to our Fort Saskatchewan facility: the addition of a fourth pipeline connecting Fort Saskatchewan with our Edmonton terminal and the expansion of our truck terminal. Assuming construction continues on target, we expect both of these projects to be operational by early 2008.

In our gathering and processing business, increases in gas throughput in the Pembina area have created a demand for additional sour gas processing capacity and as a result, we are looking at options to expand our sour processing capacity in the west central and foothills regions of Alberta. As well, in British Columbia, we are investigating options to expand the processing capacity at our Caribou facility to accommodate new gas production from proposed producer activity in the adjacent area.

We have also taken steps to move forward the ethane extraction project at our Rimbey gas plant. We have filed all the required regulatory applications and are fully engaged in the approval process. Assuming the project is approved and completed, we expect that we will be able to extract about 5,000 barrels per day of ethane at Rimbey, the majority of which will be incremental to existing supply.

We believe successful completion of these kinds of initiatives will allow us to build on the competitive advantages we currently enjoy in each of our operating segments, while at the same time allowing us to diversify our business lines.

As we face the challenges presented by the evolving regulatory environment, including the changes that have been announced or implemented over the course of the past year with respect to royalties, environmental legislation and the tax treatment of income funds, Keyera is committed to continuing to work proactively to maximize our business opportunities and to provide value to our Unitholders. While we may need to make adjustments to adapt to these changes, we are optimistic that we will be able to successfully meet the challenges that lie ahead.

On behalf of Keyera, I thank you for your support and look forward to continued success.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes natural gas liquids (NGLs) and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major energy hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide a large portion of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-

service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because contribution is not a standard measure under Canadian generally accepted accounting principles ("GAAP"), it may not be comparable with the calculation of similar measures for other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of profitability by operating segment. The most comparable GAAP measures are reported in note 16, Segmented Information, which is found in the financial statements.

Contribution by Operating Segment ($ thousands)	Three Months Ended September 30, 2007	2006	Year to Date September 30, 2007	2006
Gathering & Processing[1]				
Revenue before inter-segment eliminations[4]	51,440	45,014	139,222	125,661
Operating expenses before inter-segment eliminations[4]	(28,771)	(25,543)	(79,710)	(74,246)
Gathering & Processing contribution	**22,669**	**19,471**	**59,512**	**51,415**
NGL Infrastructure[1]				
Revenue before inter-segment eliminations[4]	16,495	18,570	51,834	49,330
Operating expenses	(5,453)	(6,840)	(17,214)	(17,857)
Unrealized gain/(loss)	(308)	—	(403)	—
Operating expenses before inter-segment eliminations[4]	(5,761)	(6,840)	(17,617)	(17,857)
NGL Infrastructure contribution	**10,734**	**11,730**	**34,217**	**31,473**
Marketing[2]				
Revenue	282,683	278,682	887,001	874,871
Unrealized gain/(loss)	(5,726)	810	(10,376)	703
Revenue before inter-segment eliminations[4]	276,957	279,492	876,625	875,574
Operating expenses before inter-segment eliminations[4]	(272,865)	(276,335)	(844,410)	(850,329)
General & administration	(674)	(608)	(2,218)	(1,893)
Marketing contribution	**3,418**	**2,549**	**29,997**	**23,352**
Total contribution	**36,821**	**33,750**	**123,726**	**106,240**
Other expenses[3]	(18,243)	(19,313)	(61,643)	(57,800)
Earnings before tax and non-controlling interest	**18,578**	**14,437**	**62,083**	**48,440**

Notes:

1 Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.

2 The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

3 Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

4 Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 16, Segmented Information.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of November 6, 2007 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund) and its subsidiaries (collectively "Keyera"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended September 30, 2007 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2006 and its related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Measures such as operating margin (operating revenues minus operating expenses), distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) and EBITDA (earnings before interest, taxes, depreciation and amortization) are not standard measures under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations, leverage, liquidity and financial position. Operating margin is used to assess the performance of specific segments before general and administrative expenses and other non-operating expenses. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions. EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. Management believes that its assumptions and analysis are reasonable and that the

expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 27, 2007 (the "Annual Information Form") filed on SEDAR and available on the Keyera website at www.keyera.com.

In addition, the discussion of the proposed reorganization (the "Reorganization") contained in this MD&A contains forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Reorganization not being completed or not being completed in the manner described in Keyera's Information Circular. These assumptions and factors include, but are not limited to: the Alberta Court of Queen's Bench granting a final order approving the plan of arrangement pursuant to which Keyera intends to implement the Reorganization; the board of directors exercising its discretion to proceed with the Reorganization; no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; a favourable advance ruling being obtained from the Canada Revenue Agency ("CRA"); all third party approvals and consents being obtained on terms which are acceptable to Keyera; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; no material tax being payable by any participant in the Reorganization; and the counterparties to certain material contracts to which Keyera is a party agreeing to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Fund going forward. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

BUSINESS ENVIRONMENT

Industry Activity

Producers in Canada drilled almost 5,500 wells in the third quarter, up significantly from the second quarter of 2007, although down 23% from the same period last year. While industry rebounded after the wet spring and extended spring breakup period in the second quarter, overall activity continues to be affected by low commodity prices and high costs.

In the foothills front region, the number of wells drilled in the third quarter declined by 38% compared to the third quarter of 2006. The average depth of wells drilled in this region in the third quarter was 2,349 metres, as producers target the more prospective reservoirs found at deeper depths. In the central Alberta region, wells drilled were 11% lower than the same quarter last year, although the average depth per well increased by 4% compared to the third quarter of 2006. British Columbia also experienced a decline in drilling, with wells drilled falling 34% compared to the third quarter of last year. Like the other regions, the average depth per well increased to over 2,400 metres, a 7% increase compared to the third quarter of 2006.

The decline in drilling activity in Western Canada has not had a material impact on the raw gas volumes delivered to Keyera's facilities for processing. Throughput volumes at most Keyera plants increased again in the third quarter, up 2% compared to the second quarter of 2007 and 1% from the same period last year. These increases are the result of producer drilling undertaken in previous years combined with current activity levels around our facilities. However, lower activity levels, such as those experienced over the last several quarters, may affect the volume of raw gas delivered to Keyera's gathering and processing facilities in the future.

Keyera's management believes that, over the long term, North American natural gas demand will be strong and that the Western Canadian Sedimentary Basin will continue to be a key supply basin for many years to come. Keyera's facilities are well positioned in the western regions of the basin, which is relatively under-developed and has deeper gas-prone zones that often contain larger reserves. Keyera's facilities are able to process both sweet and sour gas and extract NGLs from the raw gas stream, making them well suited to process gas from this region.

New Alberta Royalty Framework

On October 25, 2007 the Government of Alberta announced a new royalty framework for Alberta. The new royalty regime, which is expected to be implemented in 2009, will change the royalty structure for natural gas and conventional oil by introducing sliding rate formulas that are price and volume sensitive. In addition, new price sensitive formulas will be adopted for oil sands development at both the pre- and post-payout stages.

Keyera is not a royalty payor, and therefore is not directly affected by these announcements. However, as a service provider to the upstream industry, Keyera will be affected by producers' responses to the new regime. Producers are currently assessing the impact of the new royalty regime on their operations and future exploration and development activities. Until we have stronger indications from producers with respect to their plans, the long term implications of the royalty announcement for Keyera are difficult to determine. Keyera views the Government's decision to retain a variation of the Deep Gas Drilling Program as a positive outcome, due in part to the fact that many of Keyera's facilities are located west of the fifth meridian where gas drilling tends to be deeper. In the coming months we will be taking a measured approach to the new royalty framework and will be working with our partners, customers and prospective customers to position ourselves to manage these changes.

Further information about the new royalty framework is available from the Government of Alberta website at http://www.gov.ab.ca/ and a copy of the framework itself can be found at http://www.energy.gov.ab.ca/Org/Publications/royalty_Oct25.pdf

Climate change regulations

Earlier this year, both the Government of Alberta and the Government of Canada announced new regulatory measures dealing with emissions. Keyera has reported on both of these developments in its MD&A for the first and second quarter of 2007. Keyera has initiated third party audits of its baseline emission applications for the three of its plants that are affected by the Alberta regulations. These applications must be submitted by December 31, 2007 for the compliance period July 1, 2007 to December 31, 2007. There has been no change in management's interpretation of the effect of these programs.

On October 2, 2007, the Government of Alberta announced a new cumulative effects initiative covering a 317 square kilometer area northeast of Edmonton known as the Alberta Industrial Heartland. This new initiative establishes targets for air, water and land quality. All large industrial facilities within the Industrial Heartland, including Keyera's Fort Saskatchewan facility, will be subject to a cumulative airshed target of 25,000 tonnes per year of nitrous oxides and 28,000 tonnes per year of sulphur dioxide These airshed targets will be validated with stakeholders, including Keyera, and are scheduled to come into effect in January 2009. A working group is being established to determine the allocation for the airshed objectives in order to implement an allocation system. In addition, working groups are being formed to deal with water and land management issues, including sulphur and wetlands management. Based on the information currently available, Keyera does not anticipate that this initiative will require significant changes to current operations. However, the effect that this program may have on future operations or possible expansion is not clear at this time. Keyera will continue to be involved in the consultative process that is being followed to develop the management plans for the area under this initiative. Once more details are known, Keyera will be in a better position to evaluate the potential implications.

New tax on flow-through entities

Just over a year ago, the Government of Canada announced a new tax on the distributions of publicly-traded Canadian income trusts and limited partnerships, and in June of this year legislation was passed implementing this new tax. Assuming Keyera only experiences "normal growth", the Fund, as an existing income trust, will be subject to the new tax as of January 2011.

Under the legislation, effective January 1, 2011 a tax of 31.5% will be payable by Keyera on the portion of its distributions that is ordinary taxable income. For a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. The legislation also provides there will be no change in taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

On October 30, 2007, the Federal government announced their future economic plans. Included in this statement was the plan to reduce corporate tax rates from 22.12% in 2007 to 15% by 2012. These lower tax rates would also apply to income trusts. If these reduced tax measures are enacted into law, the applicable tax rate to the Fund would be reduced from 31.5% to 29.5% in 2011 and 28.0% in 2012. The proposed reduction in federal tax rates has not been included in the future tax provision for the third quarter of 2007 as these reduced tax rates have not been substantively enacted.

As at January 1, 2007, Keyera had approximately $385 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera is proposing to undertake a reorganization of its internal legal structure as

described under "Fund Reorganization" in this MD&A. Due to the interpretation of the legislation implementing the new tax on flow-through entities, Keyera has amended its advance ruling request to the CRA. The amended reorganization will not result in any significant immediate tax savings within Keyera's structure, but will permit Keyera to defer the utilization of some tax pools until after January 1, 2011. Assuming the CRA issues a favorable advance ruling on a timely basis, the amended reorganization is expected to be implemented in early 2008. Keyera plans to reduce the use of its available tax deductions in years 2008 through to 2010, thereby increasing deductions available for the years after 2010.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Annual Information Form.

In the third quarter, Keyera delivered strong operational and financial results, continuing the trend established in the first half of 2007. Net earnings of $15.3 million were up $3.5 million or 30% compared to the same period last year and operating margin of $37.5 million exceeded the same quarter in 2006 by $3.1 million. These results were achieved despite the completion of three plant turnarounds and the recording of a $5.7 million unrealized loss on financial contracts that are used to hedge NGL product inventories. Excluding the unrealized loss, operating margin in the third quarter of 2007 was $43.2 million, 29% greater than the third quarter of 2006. The unrealized loss on financial contracts is discussed in more detail in the Marketing section of this report.

The Gathering and Processing segment generated $22.0 million of operating margin in the third quarter of 2007, a $3.2 million increase compared to the same period last year, despite the completion of turnarounds at the Brazeau River, Bigoray and Medicine River gas plants. Most of Keyera's gas plants experienced higher throughput compared to the same period last year. Despite a slowdown in drilling activity this year in western Canada, producers continued to develop and connect new gas developments to Keyera infrastructure.

Excluding the effect of the $5.7 million unrealized loss on financial contracts, the Marketing segment generated $17.0 million of operating margin in the third quarter of 2007, up $6.2 million compared to the same period last year. Growth in the crude oil midstream business and sound performance by all NGL products contributed to operating margin during a quarter that typically experiences weaker demand due to the seasonal nature of the business.

The NGL Infrastructure segment generated operating margin of $4.3 million in the third quarter of 2007, up $0.2 million compared to the same period last year as demand for storage remained strong.

Year to date, a net loss of $25.5 million has been incurred compared to net earnings of $53.2 million for the same period last year. The unfavourable variance is primarily related to the $80.2 million non-cash future income tax expense incurred in the second quarter of 2007, as a result of the recently enacted tax on publicly-traded Canadian income trusts and limited partnerships. This expense more than offset the growth in operating margin resulting from higher throughput in the Gathering and Processing segment and stronger unit margins in the Marketing segment.

Gathering and Processing

Gathering and Processing revenue for the third quarter of 2007 was $50.7 million, an increase of $6.5 million or 15%, compared to the third quarter of 2006. Higher throughput at most plants and higher fees at the Bigoray and Brazeau River gas plants due to the flow-through of turnaround costs accounted for the increase.

Gathering and Processing operating expenses for the third quarter of 2007 were $28.8 million, an increase of $3.2 million or 13% compared to the third quarter of 2006. The increase was primarily due to the turnaround work completed at the Bigoray and Brazeau River gas plants and higher operating and maintenance costs, offset by lower costs at the Chinchaga plant where a turnaround was completed last year.

Average gross processing throughput in the third quarter of 2007 was 830 million cubic feet per day, up 2% from the second quarter of 2007 and up 1% from the third quarter last year. Year to date, average gross processing throughput was 829 million cubic feet per day, up 8 million cubic feet per day compared to last year. Lower throughput at the Rimbey plant was offset by higher deliveries of Tay River gas to the Strachan plant, the tie-in of new wells that were drilled in previous periods and the capture of new volumes through the Caribou North and Brazeau North gas gathering systems.

Year to date, Gathering and Processing revenue was $137.0 million, an increase of $13.9 million or 11% compared to last year. The increase was due primarily to higher throughput at most gas plants, the recovery of 2007 operating expenses and the collection of previous years' expenses at the Strachan plant where turnaround costs are recovered over a four-year period.

Year to date, Gathering and Processing operating expenses were $79.7 million, an increase of $5.5 million or 7% compared to last year. In 2007 operating costs were higher due to the turnarounds completed at the Rimbey, Brazeau River, Bigoray and Brazeau North gas plants and unscheduled repairs at the Caribou, Rimbey and Bigoray gas plants. The increase was partially offset by lower costs at the Strachan and Caribou gas plants relative to 2006, when extensive turnaround and refurbishment costs were incurred.

The assets in Keyera's Gathering and Processing segment were realigned into new business regions, the Foothills Region and the North Central Region. The Foothills Region consists of the Strachan, Brazeau River, Nordegg River, Paddle River, Bigoray, Brazeau North, West Pembina and Tomahawk gas plants and associated gathering pipelines. The North Central Region consists of the Rimbey, Gilby, Medicine River, Worsley, Caribou, Chinchaga, North Star and Greenstreet plants and associated gathering pipelines. This realignment is reflected in the discussion below.

Gathering and Processing – North Central Region

The North Central Region delivered strong results during the quarter. Raw gas throughput during the third quarter increased 13% from the second quarter 2007 due to the scheduled maintenance shutdown that was completed at the Rimbey plant during the second quarter. Throughput in the quarter was down 3% from the same quarter in 2006 due to a reduction in shallow gas and coalbed methane drilling in the Rimbey area. These volumes require reduced processing and, as a result, have had only a moderate impact on Keyera's revenues.

At the Rimbey gas plant, work continued on a project to extract ethane from the raw gas stream. Regulatory applications have been submitted and we are fully engaged in the approval process. Assuming regulatory approvals and other conditions are met, the project is expected to be completed in 2008 at an estimated cost of $26 million. Once the project is operational, Keyera expects to extract up to 5,000 barrels per day of ethane, most of which will be incremental to Alberta supply.

Producers continued to be active along Keyera's Caribou North gas gathering system in northeastern British Columbia. Based on this trend, Keyera expects additional production to be connected to the gathering system in the fourth quarter of 2007, which should result in increased throughput at the Caribou gas plant. As well, indications are that producers will remain active in this area over the course of the winter.

The Medicine River gas plant, Keyera's only non-operated gas processing facility, was taken offline for approximately seven days during the quarter for its scheduled maintenance turnaround. The costs for the turnaround are not recoverable through the existing fee structure, but the impact on the North Central Region's cash flow was not significant. All maintenance turnarounds scheduled for the North Central Region in 2007 have now been completed.

Gathering and Processing - Foothills Region

The Foothills Region experienced another active quarter from a growth and maintenance perspective. Despite the scheduled turnarounds at the Brazeau River and Bigoray gas plants, throughput in the quarter was up 6% compared to the third quarter of 2006 as a result of incremental volumes at several plants. However, third quarter raw gas throughput was down 9% compared to the second quarter of 2007 due to the two scheduled turnarounds.

Activity east of the Strachan gas plant along the Garrington pipeline continued during the quarter. Producers connected a number of new wells to the gathering system, which resulted in incremental throughput at the Strachan plant during the quarter. Incremental production was also delivered to the Strachan plant from a new capture area via the Strachan North pipeline during the quarter.

Modifications and tie-ins were completed at the Paddle River gas plant during the quarter to accommodate the reprocessing of a nearby gas stream and enhance the NGL recovery efficiency of the facility. At the Nordegg River gas plant, new inlet separation facilities were installed, to accommodate incremental sweet gas throughput from an area southwest of the plant. This new area continues to evolve and is expected to generate incremental throughput in 2008.

In the Pembina region, where Keyera's Brazeau River, Bigoray and West Pembina plants are located, producers continued to deliver sour Nisku gas at sustained levels and a number of new wells were also connected at Keyera's Easyford oil separation facility. The delivery of these incremental gas volumes to Keyera facilities has resulted in sour gas handling nearing capacity. Keyera is developing alternatives for sour gas handling in the area, including plant expansions.

The Bigoray and Brazeau River gas plants were both taken offline for 15 days during the quarter in order to perform their scheduled four-year maintenance turnarounds. During that time, routine inspections, regular maintenance and required repair work were completed. These costs were largely recovered during the quarter. The scheduled maintenance turnarounds for 2007 have now been completed for the Foothills Region.

NGL Infrastructure

NGL Infrastructure revenue for the third quarter of 2007 was $10.0 million, a decrease of $0.8 million or 8% compared to the third quarter of 2006. This decrease is largely due to a fee adjustment and lower product sales from the Rimbey Pipeline business as well as slightly lower throughput at the Fort Saskatchewan fractionation plant.

NGL Infrastructure operating expenses for the third quarter of 2007 were $5.8 million, a decrease of $1.1 million or 16% compared to the third quarter of 2006. The decrease was primarily due to lower natural gas costs.

Year to date, NGL Infrastructure revenue was $29.3 million, an increase of $0.2 million or 1% compared to the prior year. Increased revenues from storage services throughout the year was partially offset by lower Rimbey Pipeline revenues and lower throughput at the Fort Saskatchewan fractionation plant in the third quarter of 2007.

Year to date, NGL Infrastructure operating expenses were $17.6 million, a decrease of $0.2 million or 1% compared to 2006. Lower natural gas costs in the third quarter of 2007 were partially offset by higher operating costs related to increased staffing levels at the railcar loading facility early in the year and the replacement of a charcoal bed filter at the Edmonton terminal.

NGL Infrastructure facilities overall operated at typical levels for the third quarter, a period when lower industry product demand usually results in lower operational activity at rail loading facilities. Storage revenues were strong in the third quarter, driven by normal winter season inventory requirements and diluent demand for oil sands production. Fractionation throughput was somewhat lower than usual due to short-term market conditions.

Keyera continues to pursue opportunities to strengthen its competitive advantages in the Edmonton/Fort Saskatchewan area. As part of that initiative, Keyera continues to add connections to other pipelines in the area as well as undertake specific expansion projects.

In the third quarter, Keyera announced a significant expansion of its storage capacity at its Fort Saskatchewan facility to meet the expected need for additional storage capacity over the next decade to support oil sands development, including the need for diluent. The project, which is expected to take five to six years to complete, will expand the current storage capacity by 37% to about 11.6 million barrels and is expected to cost $70 to $80 million. Engineering work on the first cavern is being finalized, equipment is being ordered and construction is expected to begin in the fourth quarter. Cost of the first cavern is expected to be $18 million with a large portion of the cost being spent in 2008. Assuming construction proceeds as planned, the first cavern is expected to be put into service late in 2009.

Work is also continuing on two other projects announced earlier this year. Keyera is expanding its truck terminal at the Fort Saskatchewan facility. The $5.6 million project is expected to enhance the loading and unloading of propane, butane and condensate, thereby increasing Keyera's operational flexibility and providing enhanced product loading services for customers serving the domestic NGL market. The project is expected to be operational in the first quarter of 2008.

Keyera's project to tie in a fourth pipeline between the Fort Saskatchewan facility and the Edmonton terminal is also expected to be completed in early 2008, at an estimated cost of about $9 million net to Keyera. The new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal and Fort Saskatchewan storage and other pipelines and terminals in the area. This pipeline is also expected to support the new storage caverns and will add value to Keyera's storage services by increasing the flexibility for customers.

Marketing

The Marketing segment posted sound results, delivering operating margin of $11.2 million, down $0.3 million compared to the third quarter of 2006. The decline was due entirely to the recognition of unrealized gains and losses on financial instruments. Excluding the effect of these unrealized items, operating margin grew $6.2 million in the third quarter compared to the same period last year.

Because of the seasonality associated with propane markets, propane sales volumes are typically lower in the third quarter than in the winter months and inventory levels increase to meet the winter heating season demands. While this was the case in the third quarter of 2007, increased use of propane as a feedstock for the petrochemical industry in the U.S. resulted in lower than normal inventories in North America in the third quarter. Butane markets performed well in the third quarter of 2007, with sales volumes and margins consistent with typical third quarter levels. The supply and demand for condensate was largely in balance throughout the third quarter and pricing was considerably stronger than in the third quarter of 2006. As well, the crude oil midstream business continued to perform well in the third quarter of 2007.

NGL sales volumes for the third quarter of 2007 averaged 43,300 barrels per day compared to 44,900 barrels per day in the third quarter of 2006. Year to date, NGL sales volumes averaged 49,800 barrels per day compared to 51,100 barrels per day last year. The decreases were due to lower sales of propane, partially offset by higher condensate and butane sales compared to the third quarter of 2006.

Marketing revenue for the third quarter of 2007 was $277.0 million, a decrease of $2.5 million compared to the third quarter of 2006. The decrease was primarily due to the inclusion of a $5.7 million unrealized loss on financial instruments, lower propane sales volumes and lower butane prices partially offset by higher butane and condensate sales volumes and growth in crude oil midstream revenues. The $5.7 million unrealized loss on financial instruments is discussed later in this section.

Year to date, Marketing revenue was $876.6 million, an increase of $1.1 million. The increase was primarily related to higher crude oil midstream revenues, higher condensate and butane volumes partially offset by lower sales volumes of propane and an unrealized loss on financial instruments, which is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

Composition of Marketing Revenue (in thousands of dollars)	**Three Months Ended September 30, 2007**	**Nine Months Ended September 30, 2007**
Physical sales	283,959	886,278
Financial instruments - realized	(1,276)	723
Financial instruments - unrealized	(5,726)	(10,376)
Marketing revenue	**276,957**	**876,625**

Marketing operating expense for the third quarter of 2007 was $265.7 million, a decrease of $2.2 million compared to the third quarter of 2006. The decrease was primarily due to lower sales volumes mostly offset by the growth in the crude oil midstream business.

Year to date, Marketing operating expense was $819.6 million, a decrease of $7.9 million. Much like the second quarter of 2007, the decrease was a result of lower sales volumes mostly offset by higher crude oil midstream costs.

NGL product inventories of $83.5 million were $2.3 million higher than in the third quarter of 2006. Although the value of inventory had not changed significantly, volumes in storage have increased slightly compared to the same period last year. Propane inventory levels typically increase throughout the second and third quarters due to the seasonality of product demand.

At September 30, 2007, the unrealized loss on financial contracts recognized in the third quarter was $5.7 million ($10.4 million recognized year to date), primarily due to the change in the value of crude oil price swap contracts and fixed price contracts. At September 30, 2007, the fair market value of these contracts represented a liability of $9.5 million and an asset of $1.4 million, which represents an estimate of the amount that Keyera would pay or receive if these instruments had been closed out at the end of the period. The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third party brokers or dealers.

Of the $10.4 million year to date unrealized loss, the portion relating to changes in crude oil financial contracts amounted to approximately $6.8 million. These contracts are used to protect inventory from fluctuations in the price of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products.

The remainder of the unrealized loss is primarily related to the change in fair value of fixed price physical sales contracts. Keyera routinely utilizes these contracts to sell forward a portion of its physical inventory. The adoption of new accounting standards on January 1, 2007 resulted in a $2.3 million unrealized loss in the first quarter of 2007 related to fixed price physical contracts on hand at January 1, 2007. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding increase in opening accumulated earnings. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to earnings in the first quarter of 2007.

The adoption of the new accounting standards is expected to continue to result in increased volatility in operating margins due to unrealized gains and losses associated with financial instruments.

The Marketing business is exposed to commodity price fluctuations arising between the time contracted volumes are purchased and the time they are sold, as well as fluctuations in the margins between purchase prices and sales prices and other risks that affect price and supply – demand trends. Keyera manages its supply and sales portfolio by monitoring its inventory position and its purchase and sale commitments, as well as by actively participating in various hub markets. In addition, Keyera manages some of its price risk by using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options and by offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligation.

For a further discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the third quarter of 2007 were $2.7 million, down $1.3 million from the third quarter of 2006. Long-term incentive plan costs accounted for $1.0 million of the decrease, reflecting a lower unit price.

Year to date, general and administrative costs were $15.3 million, down $0.2 million from last year. Higher long-term incentive plan costs resulting from the increase in distributions in May 2007 were offset by lower short-term incentive costs in the first quarter of 2007. Excluding the effect of the long-term incentive plan, general and administrative expenses were in line with those incurred in 2006.

Interest expense, net of interest revenue, was $4.5 million for the third quarter of 2007, $0.4 million lower than the third quarter of 2006 primarily due to the reversal of a $0.7 million unrealized loss on an interest rate financial contract. This financial contract was settled in the third quarter of 2007 and a realized loss of $0.3 million was recorded in the period. Excluding the effect of the financial contract, borrowing costs were virtually unchanged.

Year to date, interest expense net of interest revenue was $14.7 million, $1.7 million higher than last year due primarily to higher average short-term debt balances in the first two quarters of 2007 as well as the realized loss of $0.3 million on the interest rate financial contract.

Depreciation and amortization expenses were $10.5 million for the third quarter of 2007, virtually unchanged from the third quarter of 2006, and $31.5 million year to date, $2.0 million greater than last year. The increase was due to growth in the asset base resulting from the completion of several major growth capital projects during the past year.

An impairment expense of $0.4 million was recorded in the third quarter of 2007 to adjust the carrying value of a small, non-core gas plant that was taken out of service.

Income tax expense for the third quarter of 2007 was $3.3 million, $0.9 million greater than the third quarter of 2006. Future income tax expense for the third quarter of 2006 was unusually low due to recognizing the benefit of non-capital losses existing in a subsidiary of the Fund.

Current income tax expense for the third quarter of 2007 was $0.5 million, $0.5 million lower than last year, largely as a result of lower earnings posted by the Rimbey Pipeline business.

Year to date, income tax expense was $87.3 million, $92.8 million higher than the same period last year. This increase was primarily due to recording $80.2 million of future income tax expense in the second quarter of 2007 and a further $0.2 million in the third quarter of 2007 resulting from the new tax imposed on publicly traded income trusts and limited partnerships in Canada. The future income tax expense is an estimate of the tax that will ultimately be payable by Keyera due to differences between the accounting and tax basis of assets and liabilities of the operating partnership. As a result of the new tax legislation, distributions will no longer be deductible by Keyera beginning in 2011. Accordingly, any taxable income of the operating partnership allocated to the Fund will be subject to this tax.

The remainder of the $92.8 million variance was largely related to the effect of recording a future income tax recovery in the second quarter of 2006 that reflected a reduction in future statutory income tax rates and the deductibility of the long-term incentive plan costs.

Current income tax expense on a year to date basis was $3.0 million, $0.3 million lower than last year, largely as a result of lower earnings posted by the Rimbey Pipeline business in the third quarter of 2007.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in MD&A presented with the December 31, 2006 consolidated

financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:
At September 30, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $19.9 million primarily for September 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:
At September 30, 2007, operating expenses and accounts payable contained an estimate of $11.8 million primarily for September 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:
Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a cost-of-service basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $8.3 million at September 30, 2007. Operating expenses and accounts payable contained an estimate of $5.9 million.

Estimation of Marketing revenues:
At September 30, 2007, the Marketing sales and accounts receivable contained an estimate for September 2007 revenues of $50.4 million.

Estimation of Marketing product purchases:
Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $84.1 million at September 30, 2007.

Estimation of Asset Retirement Obligation:
In the third quarter of 2007, there were no material changes to the assumptions used in the estimate prepared for December 31, 2006. Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities
Cash outflow from operating activities during the third quarter of 2007 was $8.0 million as Keyera used $43.0 million of cash to finance a seasonal increase in non-cash working capital, primarily due to product inventories. Before changes in non-cash working capital, cash flow from operating activities was $34.9 million. From this cash flow, Keyera paid $22.9 million of distributions to its unitholders and $6.9 million for capital expenditures, leaving $5.1 million of cash. Keyera also received $79.3 million of proceeds from the issuance of long-term debt and $0.8 million from the issuance of trust units under the distribution reinvestment plan ("DRIP"). From this cash, Keyera repaid $41.6 million of short-term

borrowings and financed the $43.0 million change in non-cash working capital, leaving a cash surplus of $0.6 million at the end of the quarter.

Year to date, cash provided by operating activities was $74.3 million, after the use of $29.3 million to fund changes in non-cash working capital primarily due to higher product inventories. Cash flow from operating activities before changes in non-cash working capital was $103.6 million. From this cash flow Keyera paid $66.8 million of distributions to its unitholders and $24.7 million for capital expenditures and acquisitions, leaving $12.1 million of cash. Keyera also received $4.2 million from the disposition of electrical generating equipment and $2.4 million from the issuance of trust units under the DRIP, bringing cash available to $18.7 million. Along with this cash, net proceeds of $79.3 million from the issuance of long-term debt were used to fund the repayment of $68.1 million of short-term borrowings and finance the $29.3 million change in non-cash working capital, leaving a $0.6 million cash surplus.

Cash and working capital was $26.7 million at September 30, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit at December 31, 2006 resulted from the use of short-term debt to finance growth capital expenditures and was eliminated in the third quarter of 2007 when Keyera received $79.3 million of proceeds of the issuance of long-term debt and used much of these proceeds to repay short-term debt.

Capital expenditures

Capital additions and acquisitions (in millions of dollars)	**Three months ended September 30,**		**Nine months ended September 30,**	
	2007	2006	**2007**	2006
Growth capital expenditures	**8.0**	12.6	**15.5**	63.0
Maintenance capital expenditures	**0.2**	0.5	**0.9**	2.7
Total capital expenditures	**8.2**	13.1	**16.4**	65.7
Acquisitions of non-controlling interest	—	—	**6.7**	—
Total capital additions and acquisitions	**8.2**	13.1	**23.1**	65.7

In the third quarter of 2007, additions to property, plant and equipment including acquisitions amounted to $8.2 million, consisting of $0.2 million of maintenance capital and $8.0 million of growth capital. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $8.8 million that were included in operating costs during the third quarter of 2007. The growth capital expenditures included $2.1 million for the acquisition of a site in northeast B.C. close to our Caribou North gathering system to enable future expansion, $3.2 million at the Rimbey and Brazeau River gas plants to upgrade systems and equipment, $2.1 million to acquire new pipelines in the Foothills Region, $0.6 million for the expansion of the truck off loading facility at Fort Saskatchewan and various other small projects.

Year to date, total capital additions and acquisitions amounted to $23.1 million, consisting of $0.9 million of maintenance capital, $15.5 million of growth capital and $6.7 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $24.8 million that were included in operating costs. The growth capital expenditures included those in the third quarter of 2007 described above and $2.3 million for the purchase of a pipeline to be used as a gathering line to extend the capture area of the Brazeau River gas plant, $1.5 million related to modifications at the Rimbey gas plant to enable the tie-in of equipment required for the ethane extraction project, $2.6 million for upgrades and expansion of equipment at the Rimbey gas plant and $6.7 million related to the acquisition of an additional ownership interest in RPLP, bringing Keyera's ownership to 100%.

Keyera expects full year 2007 growth capital expenditures to be between $40 and $50 million and maintenance capital expenditures to be between $2 million and $3 million. This assumes timely receipt of regulatory approvals and construction schedules proceeding as currently planned.

In 2008, Keyera anticipates spending between $70 million and $100 million on growth capital projects.

Debt covenants

In order for Keyera to manage seasonal fluctuations in cash flow and working capital and fund growth capital expenditures, Keyera has established credit facilities consisting of a $150 million revolving term facility that matures on April 21, 2010 and $25 million of revolving demand facilities. As at September 30, 2007, $40 million was drawn under these credit facilities.

These credit facilities are subject to two major financial covenants: Debt to EBITDA and Debt to Capitalization. The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. These credit facilities provide for the deduction of net working capital in the calculation of debt. Following are the ratios as calculated in accordance with the covenants as at September 30, 2007:

Covenant	Position as at September 30, 2007
Debt to EBITDA not to exceed 3.50	1.66
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $215 million of unsecured senior notes that were issued in 2003 and 2004. Of this amount, $20 million matures in August 2008 and bears interest at 5.42%, $90 million matures in October 2009 and bears interest at 5.23%, $52.5 million matures in August 2010 and bears interest at 5.79%, and $52.5 million matures in August 2013 and bears interest at 6.16%. These notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at September 30, 2007:

Covenant	Position as at September 30, 2007
Debt to EBITDA not to exceed 3.50	2.32
EBITDA to Interest Charges not less than 3.00	10.46
Priority Debt to Total Assets not to exceed 15%	0%

On September 4, 2007, Keyera completed a private placement of unsecured senior notes in the principal amount of $120 million: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%. On September 4, 2007, $80 million of proceeds were received and a further $40 million will be received on December 3, 2007. In terms of payment obligation priority, the $120 million unsecured senior notes rank on a *pari passu* basis with the obligations under Keyera's existing credit facilities and with all other unsecured senior notes. The proceeds from these notes are a source of long-term funding for Keyera's ongoing growth capital program, working capital requirements and general corporate purposes. These new unsecured senior notes are subject to three major financial covenants: Debt to EBITDA, EBITDA to Interest Charges and Priority Debt to Total Assets. The calculations for each of these ratios are based on specified definitions. Following are the ratios as calculated in accordance with the covenants as at September 30, 2007:

Covenant	Position as at September 30, 2007
Debt to EBITDA not to exceed 5.0	1.74
EBITDA to Interest Charges not less than 2.00	7.83
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions.

Management expects that upon maturity of the credit facilities and unsecured senior notes, adequate replacement facilities will be established.

For a discussion of the risks that could affect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2006 MD&A and Annual Information Form which is available on SEDAR.

Risk factors

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in the most recent Annual Information Form available on www.sedar.com as well as in the "Business Environment", "Results of Operations – Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Unitholder Distributions

Comparison of distributions paid to cash flow from operating activities and net earnings

The following table presents a comparison of distributions paid to net earnings and cash flow from operating activities:

(in thousands of dollars)	Three months ended Sept. 30 2007	Nine months ended Sept. 30 2007	2006	2005
Cash flow from operating activities	**(8,049)**	**74,328**	110,656	62,147
Net earnings (loss)	**15,310**	**(25,548)**	68,078	60,680
Cash distributions paid	**22,923**	**66,847**	86,509	77,013
Excess (shortfall) of cash from operating activities over distributions paid	**(30,972)**	**7,481**	24,147	(14,866)
Excess (shortfall) of net earnings (loss) over distributions paid	**(7,613)**	**(92,395)**	(18,431)	(16,333)

In the third quarter of 2007, cash outflow from operating activities was $8.0 million due to the $43.0 million seasonal increase in non-cash working capital. As a result, cash flow from operating activities was $31.0 million less than distributions paid. Year to date, cash flow from operating activities was $74.3 million, $7.5 million greater than distributions paid. Included in the calculation of year-to-date cash flow from operating activities was $29.3 million to fund changes in non-cash working capital. It is Keyera's policy to finance temporary fluctuations in non-cash working capital with short-term debt.

In the third quarter of 2007, distributions of $22.9 million exceeded net earnings by $7.6 million. Year to date, distributions of $66.8 million exceeded the net loss by $92.4 million. The shortfall is attributable to the inclusion of non-cash items for future income taxes ($2.7 million in the third quarter and $84.4 million

year to date) and depreciation, amortization, accretion and impairment expense ($11.7 million in the third quarter and $33.9 million year to date) in the calculation of net income.

Future income taxes can fluctuate from period to period as a result of changes in tax rates (such as the enactment in the second quarter of 2007 of the tax on distributions of flow-through entities or the reduction of corporate tax rates in 2006) or changes in the operating results of the underlying operating entities of Keyera. These items do not affect cash flow generated in the current period.

Non-cash charges such as depreciation and amortization are based upon the historical cost of Keyera's property, plant and equipment and do not accurately represent the fair market value or the replacement cost of the assets in today's economic environment, nor do they affect cash flow generated in the current period.

Due to the inclusion of non-cash charges in net earnings, distributions paid will normally exceed net earnings. Although non-cash charges do not affect current period cash generation, to the extent these accruals are ultimately realized, future distributions may be reduced or the excess of distributions over net income would be a return of unitholders' capital.

Distributable Cash Flow

Distributable cash flow is not a standard measure under GAAP and therefore may not be comparable with the calculation of similar measures for other entities. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions.

Following is a reconciliation of distributable cash flow to its most closely related GAAP measure, cash flow from operating activities.

Distributable Cash Flow	**Three months ended September 30,**		**Nine months ended September 30,**	
(in thousands of dollars)	**2007**	2006[1]	**2007**	2006[1]
Cash flow from operating activities	**(8,049)**	(12,449)	**74,328**	68,526
Add (deduct):				
Changes in non cash working capital	**42,981**	35,893	**29,334**	7,039
Maintenance capital	**(234)**	(563)	**(878)**	(2,723)
Non-controlling interest distributable cash flow	**0**	(280)	**(369)**	(868)
Distributable cash flow	**34,698**	22,601	**102,415**	71,974
Distributions to unitholders	**22,931**	21,679	**67,242**	64,863

[1] The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of unrealized foreign exchange gains and losses. For the three and nine months ended September 30, 2006, $4 and $60 of unrealized foreign exchange gains have been included in the change in non-cash working capital.

Distributable cash flow of $34.7 million in the third quarter of 2007 and $102.4 million year to date exceeded distributions to unitholders of $22.9 million and $67.2 million in the respective periods.

Changes in non-cash working capital are excluded from the determination of distributable cash flow because they are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. Also deducted from distributable cash flow are maintenance capital expenditures that are funded from current operating cash flow.

Distribution policy
In determining the level of cash distributions to unitholders, Keyera's Board of Directors takes into consideration current and expected future levels of distributable cash flow, capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors.

Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. These changes in non-cash working capital are therefore excluded in the determination of distributable cash flow.

Over the long-term, Keyera expects to pay distributions from distributable cash flow. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although Keyera intends to continue to make regular cash monthly distributions to its unitholders, these distributions are not guaranteed.

Sustainability of distributions and asset base
Keyera operates long-life infrastructure assets consisting of natural gas processing plants and gathering systems, NGL processing plants, storage facilities and transportation facilities. These facilities provide services to numerous energy producers over a wide geographic area. Throughput at each natural gas processing plant is dependent upon the natural gas production of third party producers within the capture area or franchise area of the plant. Demand for fractionation, storage and transportation services is dependent upon the supply of NGL mix obtained from the processing of third party raw natural gas and the market demand for end-use products (propane, butane and condensate).

Keyera has comprehensive inspection, monitoring and maintenance programs in place. The objectives of these programs are to keep the facilities in good working order and to maintain their ability to operate reliably for many years. These maintenance and repair expenditures totaled $9.0 million in the third quarter of 2007 and $25.7 million year to date. Of these amounts $8.8 million and $24.8 million were included in operating costs and will be recovered through the fee structure over varying periods of time, depending upon the fee structure. At these levels of maintenance and repair, Keyera's plants and facilities can continue to operate safely for decades to come. Significant capital expenditures are not normally required to maintain the existing productive capacity, but may be required if significant changes are made in regulatory requirements.

Several of Keyera's sour gas plants rely on acid gas injection to dispose of the hydrogen sulphide and other waste products removed during processing. Acid gas injection involves the injection and sequestration of carbon dioxide and hydrogen sulphide into depleted underground reservoirs. The sustainability of this particular process is dependent upon the availability of suitable reservoirs. If suitable reservoirs were to become unavailable, alternate processes would be required, the capacity of the plant could be reduced or expenditures required to replace the lost capacity would be necessary. These alternatives would have an adverse affect on cash flow.

In addition to the operation of plant, pipeline and storage facilities, Keyera also conducts NGL marketing and crude oil midstream businesses. These businesses utilize facilities owned by Keyera to process, store and transport products that have been purchased from third parties.

Cash flows from operating activities are determined primarily by the quantity and composition of product throughput at the facility and the fee structure. Throughput is influenced by the ongoing development activities of numerous third parties who may increase production volumes by drilling new wells, tying in previously drilled wells, completing new zones in existing wells or enhancing production volumes through stimulation or enhanced recovery techniques. If third parties are unsuccessful in their development activities, Keyera's cash flow could be adversely affected despite having physical capacity

available. Growth capital expenditures are generally undertaken to expand capture areas, add new capacity or introduce new services. If Keyera is unsuccessful in extending capture areas or adding new capacity and services, cash flow from operating activities may be reduced, thereby adversely affecting distributions.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Additional information on the capacities and constraints related to Keyera's plants, other risks and trends that could affect the financial performance of Keyera and the steps taken to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's 2007 Annual Information Form, which is available on SEDAR.

Units and Convertible Debentures

During the third quarter of 2007, $0.2 million of convertible debentures (before adjustment for deferred financing costs) were converted into 16,747 trust units and 47,057 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at September 30, 2007 to 61,168,668. Convertible debentures outstanding at September 30, 2007 were $22.0 million.

FUND REORGANIZATION

Keyera proposed a reorganization of its legal structure that was presented in the Management's Discussion and Analysis for the quarter ended March 31, 2007 and is described in detail in Keyera's Notice of Meeting and Proxy Statement and Information Circular, which was filed on SEDAR (www.sedar.com) on May 8, 2007. The intent of the reorganization is to streamline the existing legal structure and simplify accounting, legal reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. Unitholders approved the reorganization at the annual and special Meeting of Unitholders on June 6, 2007.

Due to the interpretation of the legislation implementing the new tax on flow-through entities, Keyera has amended its advance ruling request to the CRA. The amended reorganization will not result in any significant immediate tax savings within Keyera's structure, but will permit Keyera to defer the utilization of some tax pools until after January 1, 2011. Assuming the CRA issues a favorable advance ruling request on a timely basis, the amended reorganization is expected to be implemented in early 2008, Keyera plans to reduce the use of its available tax deductions in years 2008 through to 2010, thereby increasing deductions available for the years after 2010.

Distributions to Canadian residents are expected to be approximately 50% to 70% return of capital in 2007, with distributions becoming largely or fully taxable in 2008 for Canadian non-exempt unitholders.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting policies

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to our unaudited Interim Consolidated Financial Statements and Note 2 of our 2006 Annual Report.

Changes in accounting policies

On January 1, 2007, we adopted the following CICA handbook sections:

- Section 1530, Comprehensive Income;
- Section 3251, Equity;

- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Presentation and Disclosure; and
- Section 3865, Hedges

The new accounting standards address the classification, recognition and measurement and presentation and disclosure of financial instruments in the financial statements and require the inclusion of comprehensive income. As well, the new standards expand the definition of derivatives to include both financial and non-financial contracts.

Upon adoption of these new accounting standards, financial assets and liabilities are initially recognized at fair value and are subsequently accounted for based on their classification. Gains and losses on financial instruments measured at fair value are recognized in net earnings in the period in which they arise.

As of January 1, 2007, Keyera recorded $3.3 million as an asset held for trading and $0.1 million as a liability held for trading to recognize the fair value of the existing natural gas and electricity contracts previously designated as hedging items, as well as the fair value of all fixed price physical contracts not previously recognized. A corresponding adjustment was made to opening accumulated earnings. Subsequent changes in the fair value of the positions were recorded in net earnings.

The changes in accounting policies were applied prospectively, where applicable. Comparative figures have not been restated. For further details, see Note 3 to the interim consolidated financial statements.

Future changes in accounting policies

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Section 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued a new accounting standard, Section 3031, Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs for inventory. This standard will be effective for the Fund on January 1, 2008.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the interim period ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

Three months ended (in thousands of dollars)

	Dec 31, 2005	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007
Operating revenues:								
- Marketing	317,863	316,841	279,241	279,492	286,325	307,342	292,326	276,957
- Gathering and Processing	37,278	38,053	40,772	44,290	43,621	41,949	44,277	50,744
- NGL Infrastructure	10,349	9,606	8,549	10,878	10,855	9,692	9,525	10,044
Net earnings[1]	15,491	15,384	25,969	11,797	14,928	19,012	(59,870)	15,310
Net earnings per unit ($/unit)								
Basic	0.26	0.26	0.43	0.19	0.25	0.31	(0.98)	0.25
Diluted	0.23	0.22	0.39	0.16	0.24	0.31	(0.95)	0.25
Trust units outstanding (thousands)								
Weighted average (basic)	59,926	60,291	60,560	60,692	60,865	60,972	61,061	61,136
Weighted average (diluted)	63,246	63,321	62,768	62,817	62,869	62,918	62,967	63,011
Distributions to unitholders	21,062	21,553	21,631	21,679	21,742	21,773	22,538	22,931

[1] Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

TAXABILITY OF DISTRIBUTIONS

Keyera currently anticipates that, for Canadian residents, approximately 50% to 70% of the Fund's 2007 distributions will be deemed a tax-deferred return of capital, with distributions becoming largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and the implementation of the proposed internal reorganization, which was approved by Unitholders in June. This outlook is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

In the third quarter, Keyera realigned its Gathering and Processing assets into new business regions, the Foothills Region and the North Central Region. To assist in analysis, Keyera has reformatted its historical supplementary information to conform to the new business regions.

THIRD QUARTER 2007 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the third quarter 2007 results at 8:00 am Mountain (10:00 am Eastern) on Wednesday, November 7, 2007. Callers may participate by either dialing 800-732-9303 or 416-644-3417. A recording of the call will be available for replay until midnight, November 14, 2007 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21249885 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir@keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	**September 30, 2007 $**	December 31, 2006 $
ASSETS		
Current assets		
Cash	**610**	—
Accounts receivable	**200,187**	160,112
Inventory	**83,508**	53,939
Asset held for sale *(note 6)*	**—**	4,200
Other current assets	**1,977**	4,327
	286,282	222,578
Property, plant and equipment	**916,896**	924,947
Intangible assets	**6,969**	10,553
Goodwill	**71,234**	64,934
Future income tax assets *(note 8)*	**481**	—
	1,281,862	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**—**	96
Accounts payable and accrued liabilities	**191,900**	148,318
Distributions payable *(note 11)*	**7,646**	7,251
Credit facilities *(note 4)*	**40,000**	107,984
Current portion of long-term debt *(note 4)*	**20,000**	—
	259,546	263,649
Long-term debt *(note 4)*	**273,574**	215,000
Convertible debentures *(note 5)*	**21,998**	23,542
Asset retirement obligation *(note 7)*	**38,136**	34,533
Future income tax liabilities *(note 8)*	**156,562**	65,424
	749,816	602,148
Non-controlling interest *(note 17)*	**—**	2,744
Unitholders' equity		
Unitholders' capital *(note 9)*	**680,557**	677,025
Accumulated earnings	**136,719**	159,083
Accumulated distributions to unitholders *(note 11)*	**(285,230)**	(217,988)
	532,046	618,120
	1,281,862	1,223,012

Commitments and contingencies *(note 14)*

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net Earnings (Loss), Comprehensive Income (Loss) and Accumulated Earnings
(Thousands of Canadian dollars, except unit information)
(unaudited)

	Three months ended September 30, 2007 $	Three months ended September 30, 2006 $	Nine months ended September 30, 2007 $	Nine months ended September 30, 2006 $
Operating revenues				
Marketing	**276,957**	279,492	**876,625**	875,574
Gathering and Processing	**50,744**	44,290	**136,970**	123,115
NGL Infrastructure	**10,044**	10,878	**29,261**	29,033
	337,745	334,660	**1,042,856**	1,027,722
Operating expenses				
Marketing	**265,718**	267,919	**819,585**	827,486
Gathering and Processing	**28,771**	25,543	**79,710**	74,246
NGL Infrastructure	**5,761**	6,840	**17,617**	17,857
	300,250	300,302	**916,912**	919,589
	37,495	34,358	**125,944**	108,133
General and administrative	**2,740**	4,062	**15,268**	15,439
Interest expense on long-term indebtedness	**3,421**	3,447	**11,176**	10,416
Other interest expense	**1,099**	1,515	**3,493**	2,587
Depreciation and amortization	**10,452**	10,415	**31,461**	29,430
Accretion expense *(note 7)*	**838**	482	**2,096**	1,448
Impairment expense	**367**	—	**367**	373
	18,917	19,921	**63,861**	59,693
Earnings before income tax and non-controlling interest	**18,578**	14,437	**62,083**	48,440
Income tax expense (recovery) *(note 8)*	**3,268**	2,396	**87,325**	(5,500)
Earnings (loss) before non-controlling interest	**15,310**	12,041	**(25,242)**	53,940
Non-controlling interest	**—**	244	**306**	790
Net earnings (loss)	**15,310**	11,797	**(25,548)**	53,150
Other comprehensive income	**—**	—	**—**	—
Comprehensive income (loss) *(note 3)*	**15,310**	11,797	**(25,548)**	53,150
Accumulated earnings, beginning of period	**121,409**	132,358	**159,083**	91,005
Change in accounting policies *(note 3)*	**—**	—	**3,184**	—
Accumulated earnings, end of period	**136,719**	144,155	**136,719**	144,155
Weighted average number of units (thousands) *(note 10)*				
- basic	**61,136**	60,692	**61,057**	60,516
- diluted	**63,011**	62,817	**62,966**	62,769
Net earnings (loss) per unit *(note 10)*				
- basic	**0.25**	0.19	**(0.42)**	0.88
- diluted	**0.25**	0.16	**(0.39)**	0.83

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
(Thousands of Canadian dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
Net inflow (outflow) of cash:	**$**	$	**$**	$
Operating activities				
Net earnings (loss)	**15,310**	11,797	**(25,548)**	53,150
Items not affecting cash:				
Depreciation and amortization	**10,452**	10,415	**31,461**	29,430
Accretion expense	**838**	482	**2,096**	1,448
Impairment expense	**367**	—	**367**	373
Unrealized loss (gain) on derivatives held for trading	**5,294**	(809)	**10,779**	(703)
Future income tax expense (recovery) *(note 8)*	**2,726**	1,341	**84,357**	(8,842)
Non-controlling interest	**—**	244	**306**	790
Asset retirement obligation expenditures *(note 7)*	**(55)**	(26)	**(156)**	(81)
Changes in non-cash working capital *(note 15)*	**(42,981)**	(35,893)	**(29,334)**	(7,039)
	(8,049)	(12,449)	**74,328**	68,526
Investing activities				
Capital expenditures	**(8,246)**	(13,093)	**(16,350)**	(65,730)
Acquisition of non-controlling interest *(note 17)*	**—**	—	**(6,716)**	—
Proceeds on sale of assets *(note 6)*	**—**	—	**4,200**	—
Additions to intangibles	**—**	—	**—**	(1,115)
Changes in non-cash working capital *(note 15)*	**1,313**	(3,030)	**(1,674)**	(3,300)
	(6,933)	(16,123)	**(20,540)**	(70,145)
Financing activities				
(Repayment) issuance of debt under credit facilities	**(35,000)**	49,003	**(67,984)**	55,383
Issuance of long-term debt, net of financing costs *(note 4)*	**79,313**	—	**79,313**	—
Issuance of trust units *(note 9)*	**824**	1,045	**2,436**	3,348
Distributions paid to unitholders *(note 11)*	**(22,923)**	(21,662)	**(66,847)**	(64,785)
Distributions or dividends paid to others	**—**	—	**—**	(239)
	22,214	28,386	**(53,082)**	(6,293)
Net cash inflow (outflow)	**7,232**	(186)	**706**	(7,912)
(Bank indebtedness) cash, beginning of period	**(6,622)**	(2,092)	**(96)**	5,634
Cash (bank indebtedness), end of period	**610**	(2,278)	**610**	(2,278)

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 15 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Interim Consolidated Financial Statements
As At and For the Three and Nine Months Ended September 30, 2007
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)
(unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), Keyera RPL Holdings Ltd. ("KRPL") and Rimbey Pipeline Limited Partnership ("RPLP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2006 as included in the Fund's 2006 Annual Report to unitholders except for the changes made in adopting new accounting standards.

These unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2007 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2006.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality. Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

3. Change in accounting policies

Effective January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1530, Comprehensive Income;
- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards prospectively and comparative consolidated financial statements have not been restated. The Fund has selected December 31, 2003 as the date for identification of embedded derivatives. Transition amounts have been recorded in opening accumulated earnings.

Financial instruments and hedges
All financial instruments must initially be recognized at fair value on the balance sheet. The Fund has classified each financial instrument into the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Held to maturity
- Financial assets available for sale
- Other financial liabilities

Subsequent measurement of the financial instruments is based on their classification. Financial assets and financial liabilities held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets held to maturity, loans or receivables and other financial liabilities are measured at amortized cost using the effective interest rate method of amortization.

Upon adoption, the Fund has classified all financial assets as loans or receivables, with the exception of cash and cash equivalents and derivative instruments. Derivative instruments and cash and cash equivalents have been classified as held for trading. The Fund has classified all financial liabilities as other financial liabilities, with the exception of derivative instruments. Derivative instruments have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers.

For long-term financial liabilities, the transaction costs that are directly attributable to the issue of a financial liability are added to the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method. For all financial assets and short-term financial liabilities, transaction costs are charged to earnings as incurred.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 increase to opening accumulated earnings. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities. The effect on basic and diluted net earnings per unit was $0.05.

Comprehensive income

Comprehensive income consists of net earnings (loss) and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future accounting changes

In 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures; Section 3862, Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation. These new standards will be effective for the Fund on January 1, 2008. Section 1535 establishes new disclosures of capital including disclosing information regarding capital objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, revising and enhancing disclosure requirements.

In June 2007, the CICA issued the new accounting standard, Section 3031 – Inventories. This new standard replaces Section 3030 modifying the guidance concerning the scope, measurement and allocation of costs of inventory. This standard will be effective for the Fund on January 1, 2008.

The Fund is currently evaluating the impact of adopting these new standards on the consolidated financial statements.

4. Credit facilities and long-term debt

As at	**September 30, 2007 $**	December 31, 2006 $
Bank credit facilities (a)	**40,000**	100,984
Revolving demand loan (a)	—	7,000
Total credit facilities	**40,000**	107,984
Current portion of long-term debt (b)	**20,000**	—
Long-term debt (b)	**275,000**	215,000
Deferred financing costs[1]	**(1,426)**	—
Total long-term debt	**293,574**	215,000

[1] Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 3). Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the three and nine months ended September 30, 2007 were 5.80% and 5.63% (5.94% and 5.46% for the three and nine months ended September 30, 2006). As at September 30, 2007, the balance outstanding on the bank credit facilities was $40,000 ($100,984 as at December 31, 2006).

On July 12, 2007, the $7,000 unsecured revolving demand loan facility related to a subsidiary of the Partnership was terminated.

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three and nine months ended September 30, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the three and nine months ended September 30, 2006).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three and nine months ended September 30, 2007 was 5.37% (5.23% for the three and nine months ended September 30, 2006).

On September 4, 2007, $80,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership in two tranches: $40,000 due in 2017 bearing interest at 5.89% and $40,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $687 have been deferred and are amortized using the effective interest rate method over the terms of the related debt. The effective interest rates for the period were 1.96% and 2.03% for the notes due in 2017 and 2022 respectively.

An additional $40,000 of unsecured senior notes will be issued in December 2007 by KEFL in two tranches: $20,000 due in 2017 bearing interest at 5.89% and $20,000 due in 2022 bearing interest at 6.14%.

5. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $403 and $1,212 has been accrued for the three and nine months ended September 30, 2007 ($431 and $1,369 for the three and nine months ended September 30, 2006). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At September 30, 2007, $77,604 debentures had been converted to trust units ($76,458 at December 31, 2006).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at September 30, 2007, $2,832 has been reclassified to unitholders' equity ($2,782 at December 31, 2006). As at September 30, 2007, $398 of deferred financing costs remain. The effective interest rate for the three and nine months ended September 30, 2007 was 7.36% (6.75% for the three and nine months ended September 30, 2006).

6. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2006	**27,776**
Liabilities acquired	151
Liabilities settled	(160)
Revisions in estimated cash flows	4,509
Accretion expense	2,257
Balance, December 31, 2006	**34,533**
Liabilities acquired	912
Liabilities settled	(156)
Revisions in estimated cash flows	751
Accretion expense	2,096
Balance, September 30, 2007	**38,136**

8. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences have been recorded at a tax-effected rate of 31.5%, which is the rate that will be applicable in 2011 under the current legislation.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings (loss).

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
Earnings before tax and non-controlling interest	**18,578**	14,437	**62,083**	48,440
Income from the Fund distributable to unitholders	**(11,469)**	(8,547)	**(37,746)**	(26,748)
Income before taxes – operating subsidiaries	**7,109**	5,890	**24,337**	21,692
Income tax at statutory rate of 32.12% (2006 – 34.49%)	**2,283**	2,032	**7,817**	7,482
Impact of recording temporary differences of the Partnership	**217**	—	**82,399**	—
Non deductible items excluded from income for tax purposes	**481**	(94)	**1,208**	(49)
Rate adjustments and changes in estimates	**(64)**	(27)	**(3,435)**	(10,232)
Benefit of long-term incentive plan previously not recorded	—	—	—	(2,202)
Benefit of non-capital losses previously not recorded	—	498	**(786)**	(324)
Resource allowance	—	71	—	223
Adjustments to tax pool balances	**322**	—	**(154)**	(196)
Other	**29**	(84)	**276**	(202)
	3,268	2,396	**87,325**	(5,500)
Classified as:				
Current	**542**	1,055	**2,968**	3,342
Future	**2,726**	1,341	**84,357**	(8,842)
Income tax expense (recovery)	**3,268**	2,396	**87,325**	(5,500)

For income tax purposes, the Fund and its subsidiaries have non-capital losses carried forward of approximately $2,020 at September 30, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at September 30, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future income tax liability with a corresponding increase to Goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and increase to Goodwill was recorded relating to the acquisition of the minority interest in RPLP (see note 17).

The future income tax (liabilities) assets relate to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	**September 30, 2007 $**	December 31, 2006 $
Property, plant and equipment	**(165,315)**	(71,611)
Asset retirement obligation	**11,381**	4,308
Long-term incentive plan	**1,765**	1,513
Non-capital losses	**178**	3,475
Intangible assets	**(1,217)**	(616)
Other	**(3,354)**	(2,493)
Future income tax liabilities	**(156,562)**	(65,424)
Property, plant and equipment	**(398)**	—
Asset retirement obligation	**65**	—
Non-capital losses	**428**	—
Intangible assets	**386**	
Future income tax assets	**481**	—

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	**60,125,193**	**665,914**
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	**60,930,753**	**677,025**
Units issued on conversion of convertible debentures	95,489	1,096
Units issued pursuant to DRIP	142,426	2,436
Balance, September 30, 2007	**61,168,668**	**680,557**

10. Net earnings (loss) per unit

Basic per unit calculations for the three and nine months ended September 30, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three and nine months ended September 30, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

Beginning in the second quarter of 2006, incentive awards have been excluded from the calculation of diluted weighted average number of units as units are delivered by acquiring them on the market, rather than issuing them from treasury.

	Three months ended September 30,		Nine months ended September 30,	
(thousands)	2007	2006	2007	2006
Weighted average number of units - basic	**61,136**	60,692	**61,057**	60,516
Additional units if debentures converted	**1,875**	2,125	**1,909**	2,253
Weighted average number of units - diluted	**63,011**	62,817	**62,966**	62,769

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	**131,383**
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	**217,988**
Unitholders' distributions declared and paid	59,596
Unitholders' distributions declared	7,646
Balance, September 30, 2007	**285,230**

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders on record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was ($185) and $4,062 for the three and nine months ended September 30, 2007 ($1,474 and $4,266 for the three and nine months ended September 30, 2006).

During the three months ended September 30, 2007, 389,541 units were purchased on the market at a cost of $7,237 and delivered to Plan participants under the Plan.

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2005 Grant	July 1, 2006 Grant	July 1, 2007 Grant	Payout Multiplier
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 – 1.39	1.42 – 1.51	1.44 – 1.51	50%– 99%
Second range	1.40 – 1.55	1.52 – 1.71	1.52 – 1.67	100% – 199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of September 30, 2007, 491,530 Performance Unit Awards (529,867 at December 31, 2006) were outstanding: 166,705 effective July 1, 2005, 147,100 effective July 1, 2006 and 177,725 effective July 1, 2007. The compensation cost recorded for these units for the three and nine months ended September 30, 2007 were ($371) and $3,288, using the applicable closing market price of a unit of the Fund ($422 and $2,685 for the three and nine months ended September 30, 2006).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005 and July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of September 30, 2007, 90,895 Restricted Unit Awards (98,735 at December 31, 2006) were outstanding: 12,017 effective July 1, 2005, 25,753 effective July 1, 2006 and 53,125 effective July 1, 2007. The compensation cost recorded for these units for the three and nine months ended September

30, 2007 was $186 and $774, using the applicable closing market price of a unit of the Fund ($1,052 and $1,581 for the three and nine months ended September 30, 2006).

13. Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading
Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at September 30, 2007, $2,136 of assets held for trading were included in accounts receivable and $9,807 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized (losses) gains, representing the change in fair value of derivative contracts are recorded in Marketing operating revenue and NGL Infrastructure operating expense.

The unrealized (loss) gain relating to derivative contracts were as follows:

	Three months ended September 30,		**Nine months ended September 30,**	
Unrealized (loss) gain	**2007**	2006	**2007**	2006
Marketing	**(5,726)**	809	**(10,376)**	703
NGL Infrastructure	**(308)**	—	**(403)**	—

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at September 30, 2007	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2008)	(262)	(262)	7.85/GJ	183,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	760	760	55/MWh	27,480 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(8,098)	(8,098)	69.90/Bbl	854,699 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	1,340	1,340	69.45/Bbl	138,000 Bbls
Currency:				
Seller of forward contracts (maturing by October 15, 2007)	36	36	1.0326/USD	US$1,000
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(1,447)	(1,447)	49.67/Bbl	246,048 Bbls
As at December 31, 2006				
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2007)	—	(130)	7.78/GJ	90,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	—	1,031	55/MWh	43,860 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 30, 2007)	211	211	72.25/Bbl	450,000 Bbls
Currency:				
Seller of forward contracts (maturing by January 26, 2007)	(287)	(287)	1.1477/USD	US$16,350
Physical contracts:				
Seller of fixed price forward contracts	—	—	—	—

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At September 30, 2007, the accounts receivable from the two largest

customers amounted to 3% of accounts receivable (December 31, 2006 – less than 1%). Revenue from the two largest customers amounted to 19% and 16% of operating revenue for the three and nine months ended September 30, 2007 (14% and 12% for the three and nine months ended September 30, 2006). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk
The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$44,123 and US$157,876 of sales were priced in U.S. dollars for the three and nine months ended September 30, 2007 (US$69,596 and US$234,458 for the three and nine months ended September 30, 2006).

The Fund realized and recorded $510 and $1,222 of foreign currency loss in Marketing operating expenses for the three and nine months ended September 30, 2007 ($156 and ($381) for the three and nine months ended September 30, 2006). A further $241 and $1,526 of unrealized foreign currency gains were recorded in Marketing operating expenses for the three and nine months ended September 30, 2007 ($nil of unrealized foreign currency gains for the three and nine months ended September 30, 2006).

Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

Interest rate risk
The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At September 30, 2007, fixed rate borrowings comprised 88% of total debt outstanding (December 31, 2006 – 67%). The fair value of the senior fixed rate debt at September 30, 2007 was $295,257 (December 31, 2006 - $224,457). The fair value of the Fund's unsecured convertible debentures at September 30, 2007 was $34,266 (December 31, 2006 - $31,782).

14. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements with a major oil and gas producer. The agreements range from one to eleven years and comprise the processing of the producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2007	2,268
2008	8,287
2009	7,369
2010	5,804
2011	4,721
Thereafter	5,864
	34,313

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

15. Supplemental cash flow information

Changes in non-cash working capital	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
Cash provided by (used in):				
Accounts receivable	**(30,163)**	(8,860)	**(47,371)**	19,691
Inventory	**(36,568)**	(37,529)	**(29,569)**	(29,475)
Other current assets	**5,905**	6,318	**2,350**	1,405
Accounts payable and accrued liabilities	**19,158**	1,148	**43,582**	(1,960)
Changes in non-cash working capital	**(41,668)**	(38,923)	**(31,008)**	(10,339)
Relating to:				
Operating activities	**(42,981)**	(35,893)	**(29,334)**	(7,039)
Investing activities	**1,313**	(3,030)	**(1,674)**	(3,300)
Other cash flow information:				
Interest paid	**5,637**	6,206	**14,377**	14,421
Taxes paid	**—**	1,123	**1,992**	3,644

16. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended September 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	276,957	51,440	16,495	—	344,892
Inter-segment revenue	—	(696)	(6,451)	—	(7,147)
External revenue	276,957	50,744	10,044	—	337,745
Operating expenses	(272,865)	(28,771)	(5,761)	—	(307,397)
Inter-segment expenses	7,147	—	—	—	7,147
External operating expenses	(265,718)	(28,771)	(5,761)	—	(300,250)
	11,239	21,973	4,283	—	37,495
General and administrative, interest and other	—	—	—	(7,260)	(7,260)
Depreciation and amortization	(709)	(7,296)	(2,173)	(274)	(10,452)
Accretion expense	(3)	(754)	(81)	—	(838)
Impairment expense	—	(367)	—	—	(367)
Earnings (loss) before tax and non-controlling interest	10,527	13,556	2,029	(7,534)	18,578
Income tax expense	(270)	—	(2,089)	(909)	(3,268)
Earnings (loss) before non-controlling interest	10,257	13,556	(60)	(8,443)	15,310
Identifiable assets	220,334	818,719	236,979	5,830	1,281,862
Capital expenditures	12	7,312	785	137	8,246

Three months ended September 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	279,492	45,014	18,570	—	343,076
Inter-segment revenue	—	(724)	(7,692)	—	(8,416)
External revenue	279,492	44,290	10,878	—	334,660
Operating expenses	(276,335)	(25,543)	(6,840)	—	(308,718)
Inter-segment expenses	8,416	—	—	—	8,416
External operating expenses	(267,919)	(25,543)	(6,840)	—	(300,302)
	11,573	18,747	4,038	—	34,358
General and administrative, interest and other	—	—	—	(9,024)	(9,024)
Depreciation and amortization	(1,070)	(7,211)	(1,861)	(273)	(10,415)
Accretion expense	—	(411)	(71)	—	(482)
Impairment expense	—	—	—	—	—
Earnings (loss) before tax and non-controlling interest	10,503	11,125	2,106	(9,297)	14,437
Income tax (expense) recovery	(84)	—	(2,546)	234	(2,396)
Earnings (loss) before non-controlling interest	10,419	11,125	(440)	(9,063)	12,041
Identifiable assets	185,983	819,449	233,074	22,613	1,261,119
Capital expenditures	4	4,693	8,015	381	13,093

Nine months ended September 30, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	876,625	139,222	51,834	—	1,067,681
Inter-segment revenue	—	(2,252)	(22,573)	—	(24,825)
External revenue	876,625	136,970	29,261	—	1,042,856
Operating expenses	(844,410)	(79,710)	(17,617)	—	(941,737)
Inter-segment expenses	24,825	—	—	—	24,825
External operating expenses	(819,585)	(79,710)	(17,617)	—	(916,912)
	57,040	57,260	11,644	—	125,944
General and administrative, interest and other	—	—	—	(29,937)	(29,937)
Depreciation and amortization	(2,482)	(21,801)	(6,439)	(739)	(31,461)
Accretion expense	(8)	(1,840)	(248)	—	(2,096)
Impairment expense	—	(367)	—	—	(367)
Earnings (loss) before tax and non-controlling interest	54,550	33,252	4,957	(30,676)	62,083
Income tax (expense) recovery	623	—	(6,157)	(81,791)	(87,325)
Earnings (loss) before non-controlling interest	55,173	33,252	(1,200)	(112,467)	(25,242)
Identifiable assets	220,334	818,719	236,979	5,830	1,281,862
Capital expenditures	550	13,676	5,174	616	20,016

Nine months ended September 30, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	875,574	125,661	49,330	—	1,050,565
Inter-segment revenue	—	(2,546)	(20,297)	—	(22,843)
External revenue	875,574	123,115	29,033	—	1,027,722
Operating expenses	(850,329)	(74,246)	(17,857)	—	(942,432)
Inter-segment expenses	22,843	—	—	—	22,843
External operating expenses	(827,486)	(74,246)	(17,857)	—	(919,589)
	48,088	48,869	11,176	—	108,133
General and administrative, interest and other	—	—	—	(28,442)	(28,442)
Depreciation and amortization	(2,223)	(20,777)	(5,592)	(838)	(29,430)
Accretion expense	—	(1,236)	(212)	—	(1,448)
Impairment expense	—	(373)	—	—	(373)
Earnings (loss) before tax and non-controlling interest	45,865	26,483	5,372	(29,280)	48,440
Income tax recovery (expense)	(84)	—	(1,160)	6,744	5,500
Earnings (loss) before non-controlling interest	45,781	26,483	4,212	(22,536)	53,940
Identifiable assets	185,983	819,449	233,074	22,613	1,261,119
Capital expenditures	12,036	39,492	13,030	1,172	65,730

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
Marketing revenue derived from export sales to the U.S.	**13,953**	12,699	**46,946**	53,569
Property, plant and equipment located in the U.S.	**12,090**	11,912	**12,090**	11,912

17. Non-controlling interest

In the first quarter of 2007, the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to Goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the Consolidated Statement of Financial Position.

Corporate Information

Board of Directors

E. Peter Lougheed (1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram (4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Chairman and CEO
KeySpan Corporation
New York, New York

Michael B.C. Davies (2)
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird (3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols (2)(3)
Management Consultant
Mississauga, Ontario

William R. Stedman (3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss (2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President, Chief Financial Officer and Corporate Secretary

Marzio Isotti
Vice President, Foothills Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, North Central Region

David A. Sentes
Vice President, Comptroller

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q3 2007

TSX:KEY.UN – Cdn $	
High	$19.49
Low	$17.10
Close September 28, 2007	$18.17
Volume	6,627,787
Average Daily Volume	106,899

Auditors

Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations

Contact:
John Cobb or Bradley White
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir@keyera.com

Head Office

Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

Certification of Interim Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: November 14, 2007

(signed) "David G. Smith"
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Interim Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: November 14, 2007

(signed) "James V. Bertram"
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces November 2007 Distribution

CALGARY, Nov. 21 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for November 2007 of 12.5 cents per unit. The distribution will be payable on December 17, 2007 to unitholders of record on November 30, 2007. The ex-distribution date is November 28, 2007.

For tax purposes, Keyera currently expects that approximately 50% to 70% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:00e 21-NOV-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces December 2007 Distribution

CALGARY, Dec. 17 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for December 2007 of 12.5 cents per unit. The distribution will be payable on January 15, 2007 to unitholders of record on December 31, 2007. The ex-distribution date is December 27, 2007.

For tax purposes, Keyera currently expects that approximately 50% to 70% of its 2007 distributions will be a return of capital for Canadian residents. This outlook is subject to change depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. For non-resident unitholders, Keyera's distributions, including both income and return of capital portions, are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:36e 17-DEC-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Announces Pipeline Extension and Provides 2007 Capital Spending Update

CALGARY, Dec. 20 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today a project to extend its Caribou North Gas Gathering System in early 2008. The 6-inch sour gas pipeline extension will run in a northwest direction approximately 24 kilometres from the north end of the existing pipeline and connect with an existing unutilized pipeline system acquired by Keyera in the second quarter of 2007. This project will provide pipeline infrastructure and processing access to about 500 square kilometres of geologically prospective natural gas lands in the Trutch and Bougie areas of British Columbia. The pipeline extension is expected to cost approximately $8 million and, assuming reasonable winter weather, is expected to be completed by the end of the first quarter of 2008.

Keyera's Caribou gas plant and gathering pipeline systems are located in northeastern British Columbia, about 170 kilometres north of Fort St. John. In 2006, Keyera constructed the 50-kilometre Caribou North Gas Gathering System to provide gathering infrastructure to producers north of the plant and Keyera expanded the Caribou gas plant's processing capacity by 25 million cubic feet per day to 65 million cubic feet per day.

"The area to the north of the Caribou plant is experiencing a very high level of producer activity and recent land sale activity has been strong," said Jim Bertram, President and CEO of Keyera. "This is due in part to the efforts of the Government of British Columbia to stimulate activity in the province. This pipeline extension is the next step in our strategy for the area, providing the necessary pipeline infrastructure to allow our customers to tie in their production quickly. In anticipation of incremental production from this new area, we have initiated detailed engineering for a second expansion of the Caribou plant."

Keyera also provided an update on its 2007 capital spending. Keyera expects that its 2007 growth capital outlook will be approximately $30 million, down from the estimate of $40 to $50 million provided in early November. This reduction results from a change in the timing of work associated with a number of projects currently underway. This work is now expected to occur early in 2008, rather than in the fourth quarter of 2007. As a result, Keyera's 2008 growth capital spending is now forecasted to be between $80 and $100 million.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of

Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information on the factors which could cause actual results or events to differ materially the forward-looking information contained herein, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations, or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:36e 20-DEC-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Announces Closing Details of Internal Reorganization

CALGARY, Dec. 20 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera" or the "Fund") announced today that it has received all necessary approvals relating to the internal reorganization approved by Unitholders in June 2007 and expects to implement the reorganization on January 2, 2008. The reorganization will streamline Keyera's existing structure, enhance tax-planning flexibility, simplify accounting, legal, reporting and income tax compliance, and reduce the general and administrative costs associated with these activities.

Due to uncertainty surrounding the interpretation of the legislation imposing the new tax on flow-through entities, Keyera amended some of the details of the reorganization presented to Unitholders at the annual and special meeting of the Fund held in June 2007. As a result, the amended reorganization will not result in any significant immediate tax savings within Keyera's structure, but will permit Keyera to defer the utilization of some tax pools until after January 1, 2011. As at January 1, 2007, Keyera had approximately $385 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera plans to reduce the use of its available tax deductions in years 2008 through 2010, thereby increasing deductions available for the years after 2010.

"The completion of this reorganization will be an important step for Keyera as we prepare for the implementation of the Government of Canada's new tax on the distributions of publicly-traded Canadian income trusts in 2011." said Jim Bertram, President & CEO of Keyera. "In addition to the benefits associated with simplified accounting, legal, reporting and income tax compliance, the reorganization provides us with enhanced tax planning flexibility that should enable us to minimize the amount of cash taxes payable by Keyera in 2011."

Having received an advance income tax ruling from the Canada Revenue Agency confirming that the reorganization can be completed without adverse Canadian tax consequences for the Fund or its Unitholders, and final court approval for the plan of arrangement pursuant to which the reorganization will be implemented, Keyera is positioned to close the reorganization on January 2, 2008.

In connection with the implementation of the reorganization, a number of events will take place, including the issuance and redemption of shares and units of a number of subsidiaries of the Fund and the payment on January 2, 2008 of a special cash distribution in the amount of $0.003529 per unit plus a special in kind distribution in the amount of $0.02 per unit to Unitholders of record as of December 31, 2007. These special distributions are considered to be a return of capital and should not be included in income. For further information on the tax considerations applicable to these special distributions, Unitholders are encouraged to refer to the tax information provided on the "Investor Information" section of the Keyera website at www.keyera.com, or to pages 50 through 51 of the Fund's Information Circular dated April 30, 2007 which is available on SEDAR at www.sedar.com.

The reorganization does not involve the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interests in operating assets. Upon completion of the reorganization, each Unitholder will continue to hold the same number of units and the Fund will continue to own the same proportionate interest in the assets that each held immediately prior to the reorganization.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude

oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This release, and the documents referred to herein, contain forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted.

The discussion of the proposed reorganization (the "Reorganization") and the discussion of future use of tax pools and future taxes constitute forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual events to be materially different from those described above. For example, with respect to the Reorganization these assumptions and factors include, but are not limited to: there being no change in taxation or other laws which would have a material adverse significance in respect of the Reorganization; no laws or policies being enacted or promulgated, or no order or decree being issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Reorganization or the transactions contemplated thereby; and management exercising its discretion to proceed with the Reorganization. Readers should refer to Keyera's Information Circular dated April 30, 2007 for a more complete discussion of the risks, assumptions and conditions associated with the Reorganization. With respect to future use of tax pools and future taxes, the assumptions and factors include, but are not limited to, distribution levels and the potential for tax or other regulatory or policy changes to be announced by the federal government. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive.

For additional information on the factors which could cause actual results or events to differ materially the forward-looking information contained herein, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations, or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:53e 20-DEC-07

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Completes Internal Reorganization

CALGARY, Jan. 2 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera" or the "Fund") announced today that it completed an internal reorganization of the Fund and certain of its subsidiaries previously approved by its Unitholders in June 2007.

In late December Keyera received both an advance income tax ruling from the Canada Revenue Agency confirming that the reorganization could be completed without adverse Canadian tax consequences for the Fund or its Unitholders, and a final court order approving the plan of arrangement pursuant to which the reorganization was implemented. Receipt of the ruling and the court approval paved the way for Keyera to implement the reorganization earlier today.

The reorganization streamlines Keyera's existing structure, simplifies accounting, legal, reporting and income tax compliance, and reduces the general and administrative costs associated with these activities. In addition, it provides enhanced tax planning flexibility that should enable Keyera to minimize the amount of cash taxes payable by Keyera in 2011, when the Government of Canada's new tax on the distributions of existing publicly-traded Canadian income trusts takes effect. The reorganization did not involve the acquisition of any additional interest in any operating assets or the disposition of any of the Fund's existing interests in operating assets.

As at January 1, 2007, Keyera had approximately $385 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries. Keyera plans to reduce the use of its available tax deductions in years 2008 through 2010, thereby increasing deductions available for the years after 2010.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

This release, and the documents referred to herein, contain forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. In particular, the discussion of future use of tax pools and future taxes is forward looking. The assumptions and factors upon which this discussion is based include, but are not limited to distribution levels and the potential for tax or other regulatory or policy changes to be announced by the federal government. Keyera cautions that the foregoing list of factors and assumptions is not exhaustive. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that

could cause actual results to be materially different than described above. These assumptions and factors include, but are not limited to distribution levels and the potential for tax or other regulatory or policy changes to be announced by the federal government.

For additional information on the factors which could cause actual results or events to differ materially from the forward-looking information contained herein, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 09:15e 02-JAN-08

ANNEX A

Since January 1, 2007 and until the date hereof, the following information has been made public in Canada, filed with the Toronto Stock Exchange (and made public by such exchange), or sent to holders of Keyera Facilities Income Fund's trust units. One copy of each of the following documents is attached hereto and is accessible on the Internet at www.sedar.com.

Doc #	Title of Document	Date Filed/Distributed
1.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces January 2007 Distribution	January 22, 2007
2.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces February 2007 Distribution	February 16, 2007
3.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2006 Year-end Results Conference Call and Webcast	February 22, 2007
4.	News Release via Canada Newswire, Calgary - 2006 Year-end Report for the year ended December 31, 2006	February 27, 2007
5.	Audited financial statements for the year ended December 31, 2006, dated February 22, 2007	February 28, 2007
6.	MD&A for the year ended December 31, 2006, dated February 22, 2007	February 28, 2007
7.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2007
8.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2007
9.	Annual Information Form for the year ended December 31, 2006, dated February 27, 2007	February 28, 2007
10.	Fee Rule – Ontario Securities Commission Form 13-502F1 Class 1 Reporting Issuers – Participation Fee	February 28, 2007
11.	Material Document: Amended and Restated General Partnership Agreement of Keyera Energy Partnership, dated January 1, 2006	February 28, 2007
12.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilities Commercial Trust, dated January 1, 2006	February 28, 2007
13.	Material Document: Amended and Restated Administration Agreement among Keyera Management Ltd., Keyera facilities Income Fund, Keyera Facilities Commercial Trust and Keyera Facilities Limited Partnership, dated January 1, 2006	February 28 2007

14.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces March 2007 Distribution	March 21, 2007
15.	2006 Annual Report containing the audited financial statements and MD&A for the year ended December 31, 2006	March 22, 2007
16.	Notice of annual and special meeting of unitholders	March 30, 2007
17.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces April 2007 Distribution	April 19, 2007
18.	Securityholders Document: Unitholders Rights Plan Agreement between Keyera Facilities Income Fund and Computershare Trust Company of Canada, dated April 30, 2007	April 30, 2007
19.	News Release via Canada Newswire, Calgary - Keyera adopts Unitholders Rights Plan	April 30, 2007
20.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter Results Conference Call and Webcast	May 1, 2007
21.	News Release via Canada Newswire, Calgary - Keyera Enhances Pipeline System in Key Energy Hub	May 2, 2007
22.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter 2007 Results	May 8, 2007
23.	First Quarter 2007 Report containing the unaudited interim financial statements and MD&A for the three months ended March 31, 2007	May 8, 2007
24.	Form 52-109F2 via Canada Newswire, Calgary – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 8, 2007
25.	Form 52-109F2 via Canada Newswire, Calgary – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 8, 2007
26.	Keyera Facilities Income Fund Form 51-102F3 Material Change Report - Keyera Adopts Unitholders Rights Plan	May 8, 2007
27.	Notice of Annual and Special Meeting, dated April 30, 2007	May 8, 2007
28.	Notice of Meeting and Proxy Statement and Information Circular in respect of the annual and special meeting of unitholders to be held on June 6, 2007, dated April 30, 2007	May 8, 2007
29.	Form of Proxy	May 8, 2007
30.	Material Document: Amended and Restated Limited Partnership Agreement of Keyera Facilities Limited Partnership, dated January 1, 2006	May 8, 2007
31.	News Release via Canada Newswire, Calgary - Keyera Proposes Streamlined Legal Structure	May 8, 2007
32.	Alternative Monthly Report	May 10, 2007
33.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces May 2007 Distribution	May 22, 2007
34.	Report on Voting Results	June 7, 2007

35.	Alternative Monthly Report	June 11, 2007
36.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces June 2007 Distribution	June 20, 2007
37.	News Release via Canada Newswire, Calgary - Keyera to participate at RBC Capital Markets Energy Infrastructure "Movers & Shakers" Conference	June 26, 2007
38.	News Release via Canada Newswire, Calgary - Keyera to Extract Ethane at Rimbey Gas Plant	July 12, 2007
39.	News Release via Canada Newswire, Calgary - Keyera Announces Long Term Debt Private Placement	July 19, 2007
40.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces July 2007 Distribution	July 19, 2007
41.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Second Quarter Results Conference Call and Webcast	July 31, 2007
42.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Second Quarter 2007 Results	August 8, 2007
43.	Second Quarter Report containing the unaudited interim financial statements and MD&A for the three months ended June 30, 2007	August 9, 2007
44.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	August 9, 2007
45.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	August 9, 2007
46.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces August 2007 Distribution	August 22, 2007
47.	News Release via Canada Newswire, Calgary - Keyera to Significantly Expand Storage Facility at Fort Saskatchewan	September 4, 2007
48.	News Release via Canada Newswire, Calgary - Keyera Concludes Long Term Debt Private Placement	September 4, 2007
49.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces September 2007 Distribution	September 19, 2007
50.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces October 2007 Distribution	October 22, 2007
51.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Third Quarter Results Conference Call and Webcast	October 25, 2007
52.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Third Quarter 2007 Results	November 6, 2007

70.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2007 Year End Report	February 26, 2008
71.	Audited financial statements for the year ended December 31, 2007, dated February 22, 2008	February 26, 2008
72.	MD&A for the year ended December 31, 2007	February 26, 2008
73.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 26, 2008
74.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 26, 2008
75.	Fee Rule – Ontario Securities Commission Form 13-502F1 Class 1 Reporting Issuers – Participation Fee	February 26, 2008
76.	Annual Information Form	February 26, 2008
77.	Audited financial statements for the year ended December 31, 2007 (amended)	February 28, 2008
78.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2008
79.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2008
80.	News Release via Canada Newswire, Calgary - Keyera Announces $50 million investment in Diluent Distribution Terminal in Edmonton/Fort Saskatchewan Energy Hub	March 12, 2008
81.	Material Document: First Amending Agreement, dated May 2, 2005, to Note Purchase Agreement between Keyspan Energy Canada Partnership and Keyspan Energy Facilities Limited, dated August 26, 2003	March 17, 2008
82.	Material Document: Note Purchase Agreement between Keyspan Energy Canada Partnership Limited and Keyspan Energy Facilities Limited, dated September 30, 2004	March 17, 2008
83.	Material Document: Keyera energy Facilities Limited Note Purchase Agreement dated September 4, 2007	March 17, 2008
84.	Material Document: Credit Agreement among Keyera Energy Limited Partnership, Keyera Energy Facilities Limited, Keyera Facilities Income Fund, RBC Capital Markets, National Bank Financial and Royal Bank of Canada, dated January 2, 2008	March 17, 2008
85.	Notice of Annual Meeting, dated March 10, 2008	March 18 2008
86.	Notice of Meeting and Proxy Statement and Information Circular in respect of the annual meeting of unitholders to be held on May 13, 2008, dated March 10, 2008	March 18, 2008
87.	Form of Proxy	March 18, 2008

88.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces March 2008 Distribution	March 18, 2008
89.	2007 Annual Financial Report containing the audited financial statements and MD&A for the year ended December 31, 2007	March 24, 2008
90.	2007 Summary Annual Report	March 24, 2008
91.	News Release via Canada Newswire, Calgary - Keyera Receives Approval to Extract Ethane at Rimbey Gas Plant	March 26, 2008
92.	News Release via Canada Newswire, Calgary - Keyera Increases Sour Gas Capacity with West Pembina Gas Plant Purchase	April 1, 2008
93.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces April 2008 Distribution	April 18, 2008
94.	News Release via Canada Newswire, Calgary - Keyera Completes $58 million of Facility Acquisitions	May 1, 2008
95.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter 2008 Results	May 13, 2008
96.	First Quarter Report containing the unaudited interim financial statements and MD&A for the three months ended March 31, 2008	May 14, 2008
97.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 14, 2008
98.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 14, 2008
99.	Report on voting results	May 14, 2008
100.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces May 2008 Distribution	May 20, 2008
101.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces June 2008 Distribution	June 18, 2008

ARTICLE 4
DISTRIBUTIONS

4.1 Cash Distributions

(a) Subject to Section 4.1(c), the General Partner will cause the Partnership to distribute to each Partner on the last business day of each month commencing June 30, 2003 their Pro Rata Share of distributable cash on such date as determined by the General Partner. Such distributions will be paid within 30 days following each month end and are intended to be paid on or about the 15th day of each month.

(b) The Partnership's distributable cash for each month will generally be all of its cash flow for such month (including dividends received from subsidiaries), after:

(i) satisfaction of its debt service obligations (principal and interest) and income tax and large corporations tax expenses;

(ii) satisfaction of funding requirements in respect of any anticipated reclamation or environmental expenses;

(iii) providing for maintenance capital expenditures;

(iv) satisfaction of its other expense obligations, including amounts payable to the General Partner hereunder, or to any Person with whom the General Partner has contracted to carry out any of the duties and responsibilities of the General Partner pursuant to Section 6.2(g) of this Agreement; and

(v) retaining reasonable reserves for administrative and other expense obligations and reasonable reserves for working capital and capital expenditures as may be considered appropriate by the General Partner.

(c) The General Partner may cause the Partnership to borrow funds from time to time to normalize monthly distributions of cash over a 12 month period.

4.2 Liquidating Distributions

Distributions to the Partners of cash or property arising from a liquidation of the Partnership shall be made in accordance with Section 12.3.

4.3 Other Distributions

Except as otherwise provided in this Agreement, no Partner shall be entitled to receive any distribution from the Partnership without the consent of the General Partner.

ARTICLE 5
ACCOUNTING AND RECORDS

5.1 Register, Accounting and Reporting

(a) The General Partner shall maintain or cause to be maintained such books as are necessary to record the names and addresses of the Partners, the Capital Contributions made, and Partnership Interests held by, each Partner from time to time, particulars of Transfers and such other information as is prescribed under the Act.

(b) The Fiscal Year of the Partnership shall be the calendar year.

(c) Unless otherwise provided herein, the Partnership's books of account shall be maintained in accordance with GAAP.

(d) The General Partner may appoint an independent firm of chartered accountants to be the auditor of the Partnership or may waive the appointment of an auditor. The General Partner may, at any time and from time to time, change the auditor of the Partnership.

5.2 Changes in Membership of Partnership

No change of name or address of a Limited Partner and no admission of a substituted Limited Partner in the Partnership shall be effective for the purposes of this Agreement until all reasonable requirements as determined by the General Partner with respect thereto have been met, including the requirements set out in this Article 5 and Article 9 (as applicable), and until such change, substitution or addition is duly reflected in an amendment to the Certificate of Limited Partnership as may be required by the Act.

5.3 Amendment of Certificate of Limited Partnership

The General Partner, on behalf of the Partnership, shall from time to time amend the Certificate of Limited Partnership and promptly effect all such filings, recordings and registrations as in the opinion of the General Partner are necessary or advisable to reflect changes in the Partnership or this Agreement, transfers of Partnership Interests, the dissolution of the Partnership and other events affecting the Partnership.

5.4 Books and Records and Inspection

(a) Books of Account and Records. Proper and complete records and books of account of the Partnership's business, including all such transactions and other matters as are usually entered into records and books of account maintained by Persons engaged in businesses of like character or as are required by law, shall be kept by the General Partner.

(b) Inspection. All books and records of the Partnership or of the General Partner that relate to the Partnership shall be open to inspection and copying upon at least one Business Day's prior written notice by any of the Partners or their

representatives at any reasonable time during business hours and at such Partner's expense. Each Partner shall have the right to have such books and records examined or audited by the Partnership's auditor, or by an independent auditor selected by such Partner, at such times and in such manner as any such Partner shall reasonably request; provided, however, that, if such examination or audit shall be in addition to the annual audit of the Partnership's and the General Partner's books and records, the Partner requesting such examination or audit shall bear the fees and expenses of such examination or audit, including the costs associated with the services of any personnel of the General Partner assisting in such examination or audit, subject to the exception that, if any material inaccuracy in the Partnership's or the General Partner's books and records is discovered as the result of such examination or audit, the fees and expenses of the examination or audit shall be borne by the Partnership. The General Partner shall cause its personnel to cooperate and lend all reasonable assistance to any Partner and its representatives (including any independent auditor) in the conduct of such inspection, examination or audit.

5.5 Financial Statements

Within 90 days after the end of each Fiscal Year, the General Partner shall cause to be furnished to each Partner financial statements with respect to the Fiscal Year, prepared in accordance with GAAP, consisting of (i) a balance sheet showing the Partnership's financial position as of the end of such Fiscal Year, (ii) supporting profit and loss statements, and (iii) a statement of cash flows for such Fiscal Year. The General Partner shall also prepare (or cause to be prepared) and transmit to each Partner periodic progress reports (including unaudited financial statements) on a quarterly basis within 45 days after the end of each fiscal quarter. The General Partner shall furnish such annual and quarterly statements in adequate time for public disclosure by the Fund if required by applicable law.

5.6 Tax Reporting

The General Partner shall forward necessary income tax reporting information to the Partners as soon as reasonably practicable, but in any event not later than 90 days following the end of each Fiscal Year.

ARTICLE 6
GENERAL PARTNER

6.1 General Partner

(a) Powers, Duties and Obligations. The General Partner has:

(i) unlimited liability for the debts, liabilities and obligations of the Partnership;

(ii) subject to the terms of this Agreement and to any applicable limitations set forth in the Act and applicable similar legislation, the full and exclusive right, power and authority to manage, control, administer and operate the

business and affairs of the Partnership and to make decisions regarding the Partnership Assets and the Business; and

(iii) subject to the terms of this Agreement, the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business and undertaking of the Partnership.

(b) Former Management. All actions taken and all instruments and documents executed by any former general or managing partner of the Partnership and by any former management committee of the Partnership are ratified and confirmed and shall continue to be valid and binding on the Partnership.

6.2 Authority of General Partner

(a) General. The General Partner shall have responsibility for the overall management and control of both the policy and direction of the Partnership and the day-to-day affairs thereof. Except as otherwise provided herein, no other Partner shall have any control over the Partnership's business or affairs or the authority to take any action which binds the Partnership. Subject at all times to the Purpose and the terms and provisions hereof, the General Partner is hereby granted the right, power and authority to do on behalf of the Partnership all things which are necessary or desirable to carry out its duties and responsibilities hereunder, including causing the Partnership to engage in any kind of activity and enter into and perform agreements of any kind necessary to, desirable for, or incidental to, the accomplishment of the Purpose (and to execute and deliver all instruments, certificates and other documents in connection therewith), so long as such activities and agreements may be lawfully carried on or performed by a limited partnership under the laws of the Province of Alberta and all other applicable jurisdictions.

The General Partner is to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

(b) Execution of Documents. The General Partner, acting through its President or any other proper officer, or such other Person as may be specified by the General Partner, shall have the authority, in the name of and on behalf of the Partnership, to execute contracts, agreements, instruments, notes and other documents which are approved by the General Partner, including documents acquiring or conveying real or personal property, or creating a mortgage or security interest with respect to the Partnership Assets.

(c) No Enquiry. No Persons dealing with the Partnership will be required to enquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

(d) Partnership Operations. The General Partner shall maintain the books and records of the Partnership, and be responsible for carrying out the day-to-day management of the affairs of the Partnership. From time to time, the General Partner shall adopt, modify and supplement rules and operating procedures consistent with this Agreement with respect to the operation and management of the Business, as it shall deem necessary or advisable. Neither the adoption of any rules and operating procedures in accordance with this Section 6.2(d) nor the adoption of any amendment or supplement thereto shall be deemed an amendment to this Agreement.

(e) Annual Budget. The annual capital and operating budgets for the Partnership shall include provision for reasonably anticipated required capital expenditures and any specific budgeted expenditures for amounts payable to the General Partner hereunder, and to the extent reasonably practicable, cash flow projections for the Partnership.

(f) Employees and Contractors. Unless the General Partner determines otherwise, the General Partner may employ, retain, engage or dismiss from employment all employees or independent contractors necessary in the conduct of the Business, with the powers and duties, upon the terms and conditions and for the compensation as the General Partner may determine necessary or advisable for the purposes of conducting the Business.

(g) Contract for Services. The General Partner, in its capacity as general partner of the Partnership, may contract with any Person (including an Affiliate of the General Partner or a third party administrator) to carry out any of the duties and responsibilities of the General Partner under this Agreement.

6.3 Expenses of the General Partner

The Partnership shall reimburse the General Partner no less than on a quarterly basis within 45 days after the end of each fiscal quarter for all direct costs and expenses incurred by the General Partner in the performance of its duties and responsibilities hereunder.

6.4 Removal of General Partner

(a) The Limited Partners may by Extraordinary Resolution remove the General Partner as the general partner of the Partnership.

(b) Upon the bankruptcy, dissolution, liquidation or winding-up of the General Partner or the making of any assignment for the benefit of creditors of the General Partner (or the commencement of any act or proceeding in connection with any of the foregoing which is not contested in good faith by the General Partner), or upon the appointment of a trustee, receiver or receiver-manager of the assets and undertaking of the General Partner, the General Partner shall cease to be qualified to act as general partner hereunder and shall be deemed to have been removed as the general partner of the Partnership effective upon the appointment by Ordinary Resolution of a new general partner.

(c) Any action by the Limited Partners for removal of the General Partner under Section 6.4(a) must also provide for the election and succession of a new general partner. Such removal shall be effective immediately following admission of the successor General Partner to the Partnership.

6.5 Withdrawal of General Partner

Any voluntary withdrawal of the General Partner shall be effective immediately following the admission of the successor General Partner to the Partnership.

6.6 Transfer to New General Partner

On the admission of a new General Partner on the resignation, removal or withdrawal of the General Partner, the resigning or retiring General Partner will do all things and take all steps to transfer the administration, management, control and operation of the Business and the books, records and accounts of the Partnership to the new General Partner and will execute and delver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer in a timely fashion, including any such documents required to transfer title to the Partnership Assets.

6.7 Liability and Indemnification of Certain Persons

(a) No Partner or Affiliate of any Partner, nor any officer, director, shareholder, partner, employee or trustee of any of the foregoing, nor any person acting in a capacity similar to an officer, director, shareholder, partner, employee or trustee of any of the foregoing, nor any member of the board of directors of the General Partner shall be liable, responsible or accountable in damages or otherwise to the Partnership or any Partner for any act or omission performed or omitted (i) honestly and in good faith with a view to the best interests of the Partnership, a Partner or an Affiliate of a Partner (ii) in a manner reasonably believed by it not to be inconsistent with this Agreement, and (iii) in a manner not constituting willful misconduct, fraud or gross negligence.

(b) Each trustee, director and officer, and each former trustee, director and officer of each of the Keyera Entities and their respective heirs, successors and legal representatives (collectively the "**Indemnified Parties**") shall be entitled to be and shall be indemnified and reimbursed out of the Partnership Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon such Person in consequence of his or her performance of duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which such Person is made a party by reason of being or having been a trustee, director or officer of any of the Keyera Entities; provided that an Indemnified Party shall not be indemnified out of the Partnership Assets in respect of such costs, charges and expenses that arise out of his or her failure to act honestly and in good faith with a view to the best interests of the Partnership or a Keyera Entity, or, in the case of a criminal or administrative action or

proceeding that is enforced by a monetary penalty, where the Indemnified Party did not have reasonable grounds for believing his or her conduct was lawful. An Indemnified Party shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Partnership Assets.

6.8 Partnership Funds, Partnership Assets, Permits and Licenses

(a) The funds of the Partnership shall be deposited in such bank account or accounts, or invested in such interest-bearing or non-interest-bearing investments, as shall be designated by the General Partner in its sole discretion. All withdrawals from any such bank accounts shall be made by the General Partner or the duly authorized agent or agents of the General Partner.

(b) Legal title to the Partnership Assets, and permits and licenses relating to the Partnership Assets and business of the Partnership may be held as bare legal trustee on behalf of the Partnership by and in the name of the General Partner, an Affiliate of the Partnership, or such other nominee as the General Partner shall determine.

ARTICLE 7
LIMITED PARTNERS

7.1 Limitation on Authority of Limited Partners

(a) No Limited Partner (unless it is also the general partner of the Partnership) shall, except in his, her or its capacity as an officer, director, agent, or employee of the General Partner or an Affiliate thereof:

(i) take part in the administration, control, management or operation of the business of the Partnership or exercise any power in connection therewith or transact business on behalf of the Partnership;

(ii) execute any document which binds or purports to bind any other Partner or the Partnership;

(iii) hold himself, herself or itself out as having the power or authority to bind any other Partner or the Partnership;

(iv) have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(v) bring any action for partition or sale or otherwise in connection with the Partnership or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of the Partnership Assets;

(vi) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement; or

(vii) take any action which jeopardizes the status of the Partnership as a limited partnership under the Act.

(b) Notwithstanding the foregoing, a Limited Partner may from time to time,

(i) examine into the state and progress of the Business and may advise as to its management;

(ii) act as a contractor for or an agent or employee of the Partnership or of the General Partner; or

(iii) act as a surety for the Partnership.

7.2 Limited Liability of Limited Partners

Subject to the provisions of the Act and of similar legislation in other jurisdictions, the liability of each Limited Partner for the debts, liabilities and obligations of the Partnership shall be limited to the Limited Partner's Capital Contribution, plus the Limited Partner's pro rata share of any undistributed income of the Partnership. Where Limited Partners have received the return of all or part of their Capital Contribution, except where their Capital Contributions are reduced in accordance with this Agreement or where the Partnership is dissolved, the Limited Partners shall be liable to the Partnership's creditors for any amount, not in excess of the amount returned with interest, necessary to discharge the liabilities of the Partnership to all creditors who extended credit or whose claims otherwise arose before the return of the Capital Contribution. Subject to the immediately preceding sentence, following payment of its Capital Contribution, a Limited Partner shall have no further liability for the debts, liabilities and obligations of the Partnership and shall not be liable for any further claims or assessments or be required to make further contributions to the Partnership.

7.3 Indemnity of Limited Partners

The General Partner will indemnify and hold harmless each Limited Partner (including former Limited Partners) for all costs, expenses, damages or liabilities suffered or incurred by the Limited Partner if the limited liability of such Limited Partner is lost for or by reason of the fraud, gross negligence or wilful misconduct of the General Partner in performing its duties and obligations hereunder.

7.4 Compliance with Laws

Each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents considered by the General Partner to be necessary to comply with any applicable law or regulation of any jurisdiction, for the continuation, operation or good standing of the Partnership.

ARTICLE 8
MEETINGS OF LIMITED PARTNERS

8.1 Meetings

The General Partner may call a general meeting of Limited Partners at such time and such place as it deems appropriate in its absolute discretion for the purposes of considering any matters set forth in the notice of meeting.

8.2 Place of Meeting

Every meeting of Limited Partners shall be held in the City of Calgary, Alberta or at such other place as the General Partner may designate.

8.3 Notice of Meeting

Unless otherwise waived by all of the Limited Partners, notice of any meeting of Limited Partners will be given to each Limited Partner not less than 10 days (but not more than 60 days) prior to such meeting, and will state:

(a) the time, date and place of such meeting; and

(b) in general terms, the nature of the business to be transacted at the meeting in sufficient detail to permit a Limited Partner to make a reasoned decision thereon.

8.4 Non-Individual Partners

A Limited Partner which is a Person other than an individual may appoint an officer, director or other authorized person as its representative to attend, vote and act on its behalf at a meeting of Limited Partners.

8.5 Attendance of Others

Any officer or director of the General Partner, legal counsel for the General Partner and the Partnership and representatives of the auditor of the Partnership will be entitled to attend any meeting of Limited Partners. The General Partner has the right to authorize the presence of any Person at a meeting regardless of whether the Person is a Limited Partner. With the approval of the General Partner, that Person is entitled to address the meeting.

8.6 Chair

The General Partner may nominate a Person, including, without limitation, an officer or director of the General Partner (who need not be a Limited Partner), to be chair of a meeting of Limited Partners and the person nominated by the General Partner will be chair of such meeting unless the Limited Partners elect another chair.

8.7 Quorum

A quorum at any meeting of Limited Partners will consist of one or more Limited Partners present in person or by proxy holding at least 5% of the outstanding Partnership Interests. If, within half an hour after the time fixed for the holding of such meeting, a quorum for the meeting is not present, the meeting:

(a) if called by or on the requisition of Limited Partners, will be terminated; and

(b) if called by the General Partner, will be held at the same time and place on the day which is 14 days later (or if that date is not a Business Day, the first Business Day after that date). The General Partner will give three days' notice to all Limited Partners of the date of the reconvening of the adjourned meeting and at such meeting the quorum will consist of the Limited Partners then present in person or represented by proxy.

8.8 Voting

(a) Every question submitted to a meeting of Limited Partners:

(i) which requires an Extraordinary Resolution under this Agreement will be decided by a poll; and

(ii) which does not require an Extraordinary Resolution will be decided by an Ordinary Resolution on a show of hands unless otherwise required by this Agreement or a poll is demanded by a Limited Partner, in which case a poll will be taken,

and in the case of an equality of votes, the chair will not have a casting vote and the resolution will be deemed to be defeated. The chair will be entitled to vote in respect of any Partnership Interests held by the chair or for which the chair may be a proxyholder. On any vote at a meeting of Limited Partners, a declaration of the chair concerning the result of the vote will be conclusive.

(b) The General Partner as such, shall not be entitled to vote on any poll or on a show of hands at any meeting of Limited Partners. Any Limited Partner who is in default of payment of the subscription price for its Units shall not be entitled to vote in respect of any of its Units.

8.9 Poll

A poll requested or required will be taken at the meeting of Limited Partners or an adjournment of the meeting in such manner as the chair directs.

8.10 Powers of Limited Partners; Resolutions Binding

The Limited Partners shall have only the powers set forth in this Agreement and any additional powers provided by law. Subject to the foregoing sentence, any resolution passed in accordance with this Agreement will be binding on all the Partners and their respective heirs,

executors, administrators, successors and assigns, whether or not any such Partner was present in person or voted against any resolution so passed.

8.11 Powers Exercisable by Extraordinary Resolution

The following powers shall only be exercisable by Extraordinary Resolution passed by the Limited Partners:

(a) authorizing the winding-up, liquidation or dissolution of the Partnership, except as otherwise provided for under Article 12;

(b) continuing the Partnership if the Partnership is terminated by operation of law;

(c) removing the General Partner and electing a new general partner as provided for under Section 6.4;

(d) the sale, exchange or other disposition of all or substantially all of the property of the Partnership in a single transaction or a series of related transactions, except in connection with an internal reorganization involving Affiliates of the Partnership, and releasing the General Partner from any claims in respect thereof;

(e) authorizing a merger, amalgamation, arrangement, reorganization, recapitalization, or a similar transaction involving the Partnership except in connection with an internal reorganization involving Affiliates of the Partnership;

(f) waiving any default on the part of the General Partner on such terms as the Limited Partners may determine;

(g) amending, modifying, altering or repealing any Extraordinary Resolution previously passed by the Limited Partners;

(h) amending this Agreement pursuant to Section 13.1; and

(i) requiring the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

8.12 Minutes

The General Partner will cause minutes to be kept of all proceedings and resolutions at every meeting and will cause all such minutes and all resolutions of the Limited Partners consented to in writing to be made and entered into books to be kept for that purpose. Any minutes of a meeting signed by the chair of the meeting will be deemed evidence of the matters stated in them and such meeting will be deemed to have been duly convened and held and all resolutions and proceedings shown in them will be deemed to have been duly passed and taken.

8.13 Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Limited Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

ARTICLE 9
TRANSFERS OF PARTNERSHIP INTERESTS

9.1 Limitations on Right to Transfer Partnership Interest

(a) General. Subject to the prior approval of the other Partners by Extraordinary Resolution (which shall not be unreasonably withheld), a Limited Partner ("**Transferring Partner**") may Transfer all or any part of its Partnership Interest to any other Person.

(b) Continuity of Partnership. Any Transfer of a Partnership Interest and any admission of a new Partner or Partners to the Partnership shall not cause a dissolution of the Partnership.

(c) Transfer Documents. Any Transfer of a Partnership Interest in accordance with this Agreement shall be reflected in transfer forms or other documentation duly executed and delivered by the Transferring Partner and the proposed transferee, as may be reasonably required by the General Partner. Any such Transfer shall be reflected in an amendment to the Certificate of Limited Partnership, as may be required under the Act.

(d) Transferred Interest. In the event all or any portion of an Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Partnership Interest of the Transferring Partner to the extent it relates to the transferred Interest.

9.2 Admission of Substitute and Additional Partners

Any Person who becomes a permitted transferee of all or part of an Interest of a Partner in accordance with Section 9.1 may be admitted to the Partnership as a substitute Partner in respect of the Interest so transferred. The General Partner may admit one or more additional Partners to the Partnership at any time, provided that such additional Partner(s) shall have complied with all of the requirements for the Transfer of a Partnership Interest.

ARTICLE 10
PARTNER DEFAULTS

10.1 Partner Default

For purposes of this Agreement, a "**Defaulting Partner**" shall mean any Partner which has defaulted in the performance of any material obligation under this Agreement or is in material breach of any covenant made herein, if such default or breach has continued uncured for a period of 30 days after the giving of notice to such Partner or, if such default is susceptible to

cure, for such extended period as may reasonably be required by the Defaulting Partner, acting diligently, to effect a cure, but in no event longer than 90 days after the giving of such notice.

10.2 Consequences of Default

A Defaulting Partner shall continue to be a Partner and shall continue to be obligated to make all payments which such Partner is required to make to the Partnership or any Partner, if applicable; provided, however, that, unless and until such default shall be cured as provided in Section 10.3, no distributions shall be made to such Defaulting Partner under Article 4 hereof.

10.3 Cure

A Defaulting Partner shall be deemed to have cured all defaults under Section 10.1 when such Defaulting Partner has fulfilled its obligations upon which such default is predicated.

ARTICLE 11
EXPANSIONS

11.1 No Interest in Other Business Pursuits

Except as expressly provided in this Agreement, no Partner shall have the right, by virtue of this Agreement and the relationship created hereby, to any interest in any other venture or activity of any other Partner, or to the income or proceeds derived therefrom.

11.2 Investment in Expansions of the Business

The Partners intend, through the Partnership, to expand the Business, including the acquisition of additional interests in, and expansions of, the Facilities, the acquisition of interests in, and construction of, other facilities and assets and the acquisition, development and production of petroleum and natural gas reserves. To this end, the Partnership may actively pursue the identification, evaluation and development of expansion and investment opportunities for the Business.

11.3 Reserve Fund

The Partners agree that, in respect of anticipated future environmental costs and liabilities related to the Facilities, the General Partner shall, on behalf of the Partnership, (i) use reasonable efforts to establish and to fund through fees charged by the Partnership for that purpose, a reserve fund or funds for each Facility in respect of such costs and liabilities, or (ii)take such other steps in respect of such costs and liabilities as the board of directors of the General Partner determines are appropriate.

ARTICLE 12
DISSOLUTION AND TERMINATION

12.1 No Termination

(a) Except as expressly provided in this Agreement, no Partner shall have the right, and each Partner hereby agrees not, to dissolve, terminate or liquidate the

Partnership. No Partner shall have the right, and each Partner hereby agrees not, to petition a court for the dissolution, termination or liquidation of the Partnership except as such rights are provided in this Agreement.

(b) The Partnership shall not come to an end by reason of the death, bankruptcy, assignment of property for the benefit of creditors, insolvency or other disability of any Limited Partner or upon the transfer of any Partnership Interests.

12.2 Events of Dissolution

The Partnership shall be dissolved upon the first to occur of the following:

(a) expiration of the term of the Partnership set forth in Section 1.3;

(b) the sale, exchange, condemnation or involuntary transfer of all or substantially all of the Partnership Assets, provided that this Section 12.2(b) shall not apply if part of the consideration received by the Partnership in connection with any such event includes deferred payment obligations and the General Partner reasonably determines that it is in the best interest of the Partners to keep the Partnership in existence for the sole purpose of collecting amounts payable under such obligations and distributing such amounts in accordance with the terms of this Agreement, upon the satisfaction of which obligations the Partnership shall dissolve;

(c) the passage of an Extraordinary Resolution approving such dissolution; or

(d) entry of a decree of judicial dissolution under the Act.

12.3 Procedures Upon Dissolution

(a) General. In the event the Partnership dissolves, it shall commence winding up pursuant to the applicable provisions of the Act and the procedures set forth in this Section 12.3. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, the business of the Partnership and the affairs of the Partners, as such, shall continue to be governed by this Agreement.

(b) Control of Winding Up. The winding up of the Partnership shall be conducted under the direction of the General Partner (hereinafter referred to as the "**Liquidator**"); provided, however, that any Partner who caused the dissolution of the Partnership in contravention of this Agreement shall not participate in the control of the winding up of the Partnership and provided further; that if the dissolution is caused by entry of a decree of judicial dissolution pursuant to Section 12.2(d), the winding up shall be carried out in accordance with such decree.

(c) Manner of Winding Up. The Partnership shall engage in no further business following dissolution other than that necessary for the orderly winding up of the Business and distribution of Partnership Assets. The maintenance of offices shall not be deemed a continuation of business for purposes of this Section 12.3(c).

Upon dissolution of the Partnership, the Liquidator shall determine the time, manner and terms of any sale or sales of Partnership Assets pursuant to such winding up, consistent with its fiduciary responsibility and having due regard to the activity and condition of the relevant market and general financial and economic conditions.

(d) Application of Partnership Assets. In the case of a dissolution of the Partnership, the Partnership Assets shall be applied as follows:

(i) Creditors. First, to payment of the liabilities of the Partnership owing to third parties (including Affiliates of the Partners) and to Partners. After payment of any such known liabilities, the Liquidator shall set up such reserves as are reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership. Such reserves may be paid over by the Liquidator to an escrow holder or trustee, to be held in escrow or trust for the purpose of paying any such contingent or unforeseen liabilities or obligations, and, at the expiration of such period as the Liquidator may deem advisable, such reserves shall be distributed to the Partners or their assigns in the manner set forth below.

(ii) Partners. Second, to the Partners in accordance with their Partnership Interests.

12.4 Termination of Partnership

Upon the completion of the liquidation of the Partnership and the distribution of all Partnership Assets, the Partnership's affairs shall terminate and the General Partner shall cause to be executed and filed a declaration of dissolution pursuant to the Act, and any and all other documents required to effectuate the termination of the Partnership.

ARTICLE 13
AMENDMENTS

13.1 Amendment Procedures

Except as provided in Section 13.2, all amendments to this Agreement shall only be made upon approval of the Limited Partners by Extraordinary Resolution.

13.2 Amendment by General Partner

Each Limited Partner agrees that the General Partner, without the approval of any Limited Partner, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a) a change in the name of the Partnership or the location of the principal place of business of the Partnership or its registered office;

(b) admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(c) a change that, in the opinion of the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the Limited Partners have limited liability under applicable laws;

(d) a change for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies, including the Act, of any governmental authority having jurisdiction over the Partnership, the General Partner or Keyera Facilities Income Fund;

(e) a change which, in the opinion of the board of directors of the General Partner, provides additional protection for the Limited Partners;

(f) a change to remove any conflicts or inconsistencies in this Agreement or to make minor corrections which are, in the opinion of the board of directors of the General Partner, necessary or desirable and not materially prejudicial to the rights of Limited Partners; and

(g) a change which, in the opinion of the board of directors of the General Partner, is necessary or desirable as a result of changes in taxation laws.

ARTICLE 14
MISCELLANEOUS PROVISIONS

14.1 Disclaimer of Agency

This Agreement does not create any partnership beyond the scope set forth herein, and except as otherwise expressly provided herein, this Agreement shall not constitute any Partner the legal representative or agent of the other, nor shall any Partner have the right or authority to assume, create or incur any liability or obligation, express or implied, against, in the name of or on behalf of any other Partner or the Partnership.

14.2 Notices

Any written notice or communication to any of the Partners required or permitted under this Agreement shall be deemed to have been duly given and received (i) on the date of service, if served personally or sent by facsimile transmission (and confirmed by telephone) to the party to whom notice is to be given, or (ii) on the next day if sent by a nationally recognized courier for next day service and so addressed and if there is evidence of acceptance by receipt. Notices to the Partnership shall be similarly given, and addressed to it at its principal place of business.

(a) if to the Partnership:

600 Sunlife Plaza, West Tower
144 - 4th Avenue SW
Calgary, Alberta
T2P 3N4
Telephone: (403) 205-7649
Telefax: (403) 205-8303
Attention: General Counsel

(b) if to the General Partner:

600 Sunlife Plaza, West Tower
144 - 4th Avenue SW
Calgary, Alberta
T2P 3N4
Telephone: (403) 205-7649
Telefax: (403) 205-8303
Attention: General Counsel

14.3 Consequential Damages

Neither the Partnership nor any Partner shall be liable to any other Partner or the Partnership for special, indirect or consequential damages resulting or arising out of this Agreement, including, without limiting the generality of the foregoing, loss or damage resulting from loss of use, revenue, profit or opportunity.

14.4 Counterparts

The Partners may execute this Agreement in two or more counterparts, which shall, in the aggregate, be signed by all the Partners; each counterpart shall be deemed an original instrument as against any Partner who has signed it.

14.5 Governing Law

The laws of the Province of Alberta and the federal laws of Canada applicable therein shall govern the construction, interpretation and effect of this Agreement, without regard to conflicts of law rules.

14.6 Binding Effect

This Agreement shall be binding on all successors and assigns of the Partners and inure to the benefit of the respective permitted successors and assigns of the Partners, except to the extent of any express contrary provision in this Agreement.

14.7 Partial Invalidity

If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the rest of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

14.8 Captions

Titles or captions of Sections or Articles contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

14.9 Entire Agreement

This instrument contains the entire agreement of the Partners relating to the rights granted and obligations assumed herein and therein. Any oral representations or modifications concerning this instrument shall be of no force or effect unless contained in a subsequent written modification signed by the party to be charged.

14.10 No Rights in Third Parties

The provisions of this Agreement are for the benefit of the Partnership and the Partners, and are not intended to be for the benefit of any Person to whom any debts, liabilities or obligations are owed, or who otherwise has any claim against the Partnership or any Partner, and no creditor or other Person shall obtain any rights under such provisions or solely by reason of such provisions shall be able to make any claims in respect of any debts, liabilities or obligations against the Partnership or any of the Partners.

14.11 No Right to Partition

No Partner shall have the right to bring an action for partition against the Partnership. Each of the Partners hereby irrevocably waives any and all rights which it may have to maintain an action to partition Partnership property or to compel any sale or transfer thereof.

14.12 No Title to Partnership Property

All property legally or beneficially owned by the Partnership, whether real, personal or mixed, and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually, shall have any separate ownership interest in such property.

14.13 Additional Documents

Each party hereto agrees to execute, with acknowledgement or affidavit, if required or deemed appropriate, any and all documents and writings which may be necessary or expedient in connection with the creation or continuance of the Partnership and the achievement of its Purpose, specifically including (i) such certificates and other documents as the General Partner deems necessary or appropriate to form, qualify or continue the Partnership as a limited partnership in all jurisdictions in which the Partnership conducts or plans to conduct business and (ii) all such agreements, certificates, tax statements, tax returns and other documents as may be required of the Partnership or its Partners by the laws of any place in which the Partnership conducts or plans to conduct business, or any political subdivision or agency thereof.

14.14 Partners Not Named

Unless named in this Agreement, or unless admitted to the Partnership as a Partner, as provided in this Agreement, no Person shall be considered a Partner. The Partnership and the General Partner need deal only with Persons so named or admitted as Partners; provided, however, that any distribution by the Partnership to the Person shown on the Partnership records as a Partner or his, her or its legal representative or the assignee of the right to receive Partnership distributions as herein provided, shall relieve the Partnership and the General Partner of all liability to any other Person who may be interested in such distribution by reason of any other assignment by the Partner or by reason of his death, bankruptcy, incompetency, or for any other reason.

14.15 Limited Partner not a General Partner

If any provision of this Agreement has the effect of imposing upon any Limited Partner (other than the General Partner) any of the liabilities or obligations of a general partner under the Act, such provision shall be of no force and effect.

IN WITNESS WHEREOF, this Agreement has been executed effective as of the date first above written.

KEYERA FACILITIES LIMITED PARTNERSHIP, by its Administrator, KEYERA ENERGY MANAGEMENT LTD.

Per: *(signed) "David Smith"*

KEYERA ENERGY MANAGEMENT LTD.

Per: *(signed) "David Smith"*

KEYERA GP LTD.

Per: *(signed) "David Smith"*

SCHEDULE 1

PARTNERSHIP INTERESTS

PARTNER	PARTNERSHIP INTERESTS
KEYERA FACILITIES LIMITED PARTNERSHIP	66.163%
KEYERA ENERGY MANAGEMENT LTD.	33.827%
KEYERA GP LTD.	0.01%

KEYERA FACILITIES INCOME FUND
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Keyera Facilities Income Fund
600, Sun Life Plaza West Tower
144 – 4th Avenue SW
Calgary, Alberta T2P 3N4

Item 2. Date of Material Change

January 2, 2008

Item 3. News Release

A news release disclosing the material change disclosed herein was issued through CNW Group on January 2, 2008.

Item 4. Summary of Material Change

On January 2, 2008, Keyera Facilities Income Fund ("Keyera" or the "Fund") announced the completion of the previously announced internal reorganization of the Fund (the "Reorganization") by way of a plan of arrangement (the "Plan of Arrangement").

Unitholders approved the Reorganization by special resolution ("Special Resolution") at the annual and special meeting of Unitholders on June 6, 2007 (the "Meeting"). Due to uncertainty surrounding the interpretation of legislation implementing the Federal Government's new tax on flow-through entities (which is expected to apply to Keyera commencing in 2011) at the time of the Reorganization, the Board of Directors of Keyera Energy Management Ltd. ("KEML"), Administrator of the Fund, approved amendments to the Reorganization and Plan of Arrangement. The amendments were made in accordance with the authority granted in the Special Resolution and did not result in Unitholders being treated in a way materially different and adverse compared to the treatment described in the Information Circular dated April 30, 2007 (the "Information Circular").

On December 19, 2007, the Fund obtained a favourable advance ruling from the Canada Revenue Agency with respect to the Reorganization, as amended, and on December 20, 2007 the Alberta Court of Queen's Bench granted the final order approving the Plan of Arrangement.

The Reorganization, as amended, is described in more detail below and further information is available in the Information Circular which is available on the SEDAR website at www.sedar.com and on Keyera's website at www.keyera.com.

Item 5. Full Description of Material Change

On January 2, 2008, the Fund announced the completion of the previously announced Reorganization. The intent of the Reorganization is to streamline the existing legal structure and to simplify accounting, legal reporting and income tax compliance, thereby reducing the general and administrative costs associated with these activities. As a result of amendments to the

Reorganization, the Reorganization will not result in significant immediate tax savings within Keyera's structure; however, it will permit Keyera to defer the utilization of some tax pools until after January 1, 2011 when the new federal tax on publicly traded flow-through entities is expected to apply to Keyera.

As part of the Reorganization, the Fund amended its Declaration of Trust. The amendments to the Declaration of Trust are described in detail in the Information Circular, with the only change being that, as a result of the amendments to the Reorganization, it was no longer necessary to create a new class of preferred units of the Fund. A copy of the Declaration of Trust is filed on SEDAR at www.sedar.com and is available for viewing on Keyera's website at www.keyera.com.

In accordance with the Plan of Arrangement, the following transactions occurred as part of the amended Reorganization:

(a) the Unitholder Rights Plan (the "Rights Plan") of the Fund was temporarily suspended such that no rights were issued in connection with the Units issued during the Reorganization;

(b) the amended and restated declaration of trust of the Fund dated November 1, 2005 (the "Fund Declaration of Trust") was amended in the manner approved by the Unitholders (except for the amendments relating to the creation and treatment of a new class of preferred units of the Fund which were no longer required as a result of the amendments to the original plan of arrangement) to facilitate the Arrangement (the "Arrangement Amendments"), which Arrangement Amendments provide for, among other things, the creation of a new class of special non-voting units of the Fund (the "Fund Special Non-Voting Units");

(c) the amended and restated declaration of trust of CT dated January 1, 2006 (the "CT Declaration of Trust") was amended in the manner approved by the Unitholders to facilitate the Arrangement (the "CT Arrangement Amendments"), which CT Arrangement Amendments provide for, among other things, the renaming of the existing units of CT as ordinary units ("CT Ordinary Units") and the creation of a new class of special units of CT (the "CT Special Units");

(d) the Fund used the proceeds from temporary borrowings from an arm's-length third party (the "Temporary Borrowings") to subscribe for First Preferred Shares Series 1 of KEML having a redemption amount equal to the amount owing (the "KEML Debt") by KEML to Keyera Energy Facilities Limited ("KEFL"), and KEML applied the amount received by it to repay the KEML Debt;

(e) Keyera Facilities Limited Partnership ("Facilities LP") and KEML, as the partners of Keyera Energy Partnership ("KEP"), amended the KEP partnership agreement such that KEP became a limited partnership known as Keyera Energy Limited Partnership ("KEP LP"), with Facilities LP and KEML each holding the same percentage of limited partnership interests in KEP LP as they held general partnership interests in KEP and Keyera GP Ltd. ("GP #1") becoming the general partner of KEP LP, contributing $1,000 for a 0.01% general partnership interest in KEP LP;

(f) Facilities LP was wound up and distributed an undivided interest in each of its assets to each of Keyera Energy (LP) Ltd. ("GP Ltd.") and CT in proportion to their respective interests in Facilities LP;

(g) GP Ltd. and CT sold their undivided interests in KEP LP to KEML for First Preferred Shares Series 2 of KEML having an aggregate redemption amount equal to the fair market value of the undivided interests in KEP LP so transferred;

(h) the First Preferred Shares Series 2 of KEML held by GP Ltd. were redeemed for cash in an amount equal to the aggregate redemption amount of the First Preferred Shares Series 2 of KEML so redeemed;

(i) the share capital of KEML was reorganized such that:

i. all of the issued and outstanding common shares and First Preferred Shares Series 1 of KEML then held by the Fund were changed into First Preferred Shares Series 3 of KEML having an aggregate redemption amount equal to the fair market value of such common shares and such preferred shares;

ii. all the preferred shares of KEML held by CT and the First Preferred Shares Series 2 of KEML acquired by CT upon the transfer of the undivided interest in KEP LP were changed into First Preferred Shares Series 3 having an aggregate redemption amount equal to the fair market value of such preferred shares; and

iii. the amount allocated to the stated capital of the First Preferred Shares Series 3 of KEML was $1.00;

(j) the Fund subscribed for ten common shares of KEML for $1.00 per share;

(k) the Fund conveyed its First Preferred Shares Series 3 of KEML to Keyera Administration Ltd. ("KEML #3") in exchange for additional common shares of KEML #3 having an aggregate fair market value equal to the fair market value of the First Preferred Shares Series 3 of KEML so conveyed;

(l) CT conveyed its First Preferred Shares Series 3 of KEML to KEML #3 in exchange for common shares of KEML #3 having an aggregate fair market value equal to the fair market value of the First Preferred Shares Series 3 of KEML so conveyed;

(m) KEML retained (i) cash equal to any of its liabilities which could not be assumed, (ii) certain working capital assets, and (iii) certain management and administration agreements, including the administration agreement with the Fund, but sold all of its other assets (including shares of GP #1, Keyera Energy Finance Corp. ("Finco") and Keyera Rimbey Ltd.) to KEML #3 in consideration for KEML #3 assuming the outstanding indebtedness of KEML to the Fund (the "KEML Notes") and issuing preferred shares of KEML #3 with an aggregate redemption amount equal to the fair market value of assets so transferred less the fair market value of the liabilities so assumed and with stated capital equal to $1.00;

(n) KEML #3 redeemed its preferred shares and delivered a promissory note to KEML as payment of the redemption amount and KEML redeemed its First Preferred Shares Series 3 of KEML and delivered a promissory note to KEML #3 as payment of the redemption amount, which two promissory notes were set off against each other;

(o) the Fund subscribed for a number of Class A Preferred Shares ("Class A Shares") of Keyera Energy Mutual Fund Corp. ("MFC") equal to the number of issued and outstanding units of the Fund ("Units") plus the number of Units held by designated beneficiaries, as defined under the Income Tax Act (Canada) ("the Tax Act") in consideration for a cash payment of $0.01 per Class A Share;

(p) the Fund distributed the Class A Shares to its Unitholders as a return of capital on the basis of one Class A Share for each Unit held plus an additional Class A Share for each Unit held by Unitholders who was a designated beneficiary; in connection with the distribution by the Fund of the Class A Shares to the Unitholders, the Fund caused to be remitted to the Receiver General for Canada, on behalf of each Unitholder that is a non-resident of Canada for the purposes of the Tax Act, an amount equal to the amount required to be withheld on behalf of such Unitholder in respect of the return of capital and the Fund distributed to each Unitholder that is a resident of Canada a cash amount per Unit equal to the amount remitted to the Receiver General for Canada for every Unit held by a non-resident of Canada;

(q) the Fund transferred the common shares of KEML #3 held by the Fund and the KEML Notes to MFC for an aggregate purchase price equal to the fair market value of the property so transferred and MFC satisfied the purchase price by issuing Class B Preferred Shares of MFC ("Class B Shares") having an aggregate redemption amount equal to such fair market value to the Fund;

(r) CT transferred the KEML #3 common shares held by CT to MFC for an aggregate purchase price equal to the fair market value of such property so transferred and MFC satisfied the purchase price by issuing Class B Shares having an aggregate redemption amount equal to such fair market value to CT;

(s) KEML #3 and MFC amalgamated under the name "Keyera Energy Mutual Fund Corp." ("Amalco");

(t) the Fund subscribed for a number of CT Special Units equal to the number of its issued and outstanding Units held by Unitholders who were not designated beneficiaries in consideration for a cash payment of $0.01 per CT Special Unit;

(u) the Fund distributed such CT Special Units to its Unitholders (other than Unitholders who are designated beneficiaries) as a return of capital; the Fund caused to be remitted to the Receiver General for Canada, on behalf of each Unitholder that was a non-resident of Canada for the purposes of the Tax Act, an amount equal to the amount required by the Tax Act to be withheld on behalf of the Unitholder in respect of the return of capital; the Fund distributed to each Unitholder that is not a non-resident of Canada a cash amount per Unit equal to the amount remitted to the Receiver General for Canada for every Unit held by a non-resident of Canada;

(v) CT retained $10 in cash but otherwise transferred all its assets to the Fund in exchange for (i) the assumption by the Fund of all amounts owed by CT to the Fund (the "CT Debt"), (ii) the issuance of that number of Fund Special Non-Voting Units equal to the number of CT Special Units then outstanding, and (iii) the issuance of that number of Units together having a fair market value of such transferred assets less the amount of the CT Debt assumed and the fair market value of the Fund Special Non-Voting Units;

(w) CT redeemed all of the outstanding CT Special Units in exchange for Fund Special Non-Voting Units and redeemed all of the outstanding CT Ordinary Units (save for one CT Ordinary Unit held by the Fund) in exchange for Units acquired by it from the Fund;

(x) the Units received by the Fund on the redemption of the CT Ordinary Units were immediately cancelled;

(y) Amalco transferred all of its property to the Fund (other than an amount of cash to cover any liabilities that cannot be assumed) in exchange for:

i. the Fund assuming any remaining liabilities of Amalco,

ii. a number of Fund Special Non-Voting Units equal to the number of its outstanding Class A Shares, and

iii. a number of Units having a fair market value equal to the aggregate redemption amount of its Class B Shares;

(z) Amalco redeemed all its outstanding Class A Shares in exchange for Fund Special Non-Voting Units and redeemed all its outstanding Class B Shares in exchange for the Units that were received on the transfer of its property to the Fund described in the preceding paragraph; the Units received by the Fund on the redemption of the Class B Shares were immediately cancelled;

(aa) each Fund Special Non-Voting Unit was converted into a fraction of a Fund Unit, the numerator of which is $0.01 and denominator of which was the fair market value of a Fund Unit; the number of outstanding Units were consolidated on a basis such that the number of Fund Units outstanding following such consolidation were equal to the number of Units that were outstanding immediately before the Arrangement was undertaken;

(bb) the operation of the Rights Plan resumed;

(cc) the proceeds from the repayment of the KEML Debt received by KEFL from KEML were loaned by KEFL to Finco and then loaned from Finco to KEP LP; and

(dd) with the loan proceeds received from Finco, KEP LP made a return of capital to the Fund in an amount equal to the Temporary Borrowings and the Fund applied such amount to repay the Temporary Borrowings.

The Reorganization did not involve the acquisition of any additional interest(s) in any operating assets or the disposition of any of the Fund's existing interests in its operating assets. Upon completion of the Reorganization, each Unitholder continued to hold the same number of Units as such Unitholder held prior to the Reorganization and the Fund continued to own the same proportionate interest in its assets that it held immediately prior to the Reorganization.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Continuous Disclosure Obligation

Not applicable

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The name of an Executive Officer of Keyera who is knowledgeable about the material change and who can be contacted is:

David G. Smith
Executive Vice President and
Chief Financial Officer
Telephone: (403) 205-8300

Item 9. Date of Report

January 11, 2008.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces January 2008 Distribution

CALGARY, Jan. 21 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for January 2008 of 12.5 cents per unit. The distribution will be payable on February 15, 2008 to unitholders of record on January 31, 2008. The ex-distribution date is January 29, 2008.

For tax purposes, Keyera currently expects that its 2008 distributions will be taxable for Canadian non-exempt unitholders. This outlook is subject to change. For non-resident unitholders, Keyera's distributions are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor. E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:30e 21-JAN-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces Distribution Increase

CALGARY, Feb. 12 /CNW/ - Keyera Facilities Income Fund (the "Fund") (TSX:KEY.UN; KEY.DB) announced today an 8% increase in its monthly cash distribution from $0.125 to $0.135 per unit, beginning with the February 2008 distribution payable on March 17, 2008. This is the sixth distribution increase in five years and represents an 8% compound annual growth rate since the Fund's inception in 2003.

"I am very pleased to be able to announce this latest increase to our monthly cash distribution" said Jim Bertram, President and CEO. "We are focused on providing our unitholders with growth in cash distributions that is sustainable. Over the past several years, we have expanded our asset base, diversified our business, found new ways to generate cash flow and significantly increased our opportunities to provide services to the developing oil sands sector. It is this focused business approach that has allowed us to increase our cash distribution six times since going public in 2003 and deliver a 49% increase in distributions per unit".

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:02e 12-FEB-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces February 2008 Distribution

CALGARY, Feb. 19 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for February 2008 of 13.5 cents per unit. The distribution will be payable on March 17, 2008 to unitholders of record on February 29, 2008. The ex-distribution date is February 27, 2008.

The distribution amount of 13.5 cents per unit reflects the 8% increase that was announced on February 12, 2008. This is the sixth distribution increase in five years and represents a 49% increase in distributions per unit since Keyera began operations in May 2003.

For tax purposes, Keyera currently expects that its 2008 distributions will be taxable for Canadian non-exempt unitholders. This outlook is subject to change. For non-resident unitholders, Keyera's distributions are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:01e 19-FEB-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund - 2007 Year End Results Conference Call and Webcast

CALGARY, Feb. 20 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today that it expects to release its 2007 year end report on Tuesday, February 26, 2008. A conference call and webcast have been scheduled for Wednesday, February 27 at 8:00 am MST (10:00 am Eastern) for interested investors, analysts, brokers and media representatives.

The conference call dial-in number is 800-732-9303 or 416-644-3417. A recording of the conference call will be available for replay until midnight, March 5, 2008 by dialing 877-289-8525 or 416-640-1917 and entering passcode 21260574 followed by the pound key.

A live webcast of the conference call can be accessed on Keyera's website at www.keyera.com under Investor Information, Webcasts & Presentations. Shortly after the call, an audio archive will be posted on the website for 90 days.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website or contact: John Cobb, Director, Investor Relations, or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:33e 20-FEB-08

Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 21/02/2008

To: All Canadian Securities Regulatory Authorities

Subject: KEYERA FACILITIES INCOME FUND

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	18/03/2008
Record Date for Voting (if applicable) :	18/03/2008
Meeting Date :	13/05/2008
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
TRUST UNITS - CDN	493272108	CA4932721083
TRUST UNITS - US	493272207	US4932722071

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for KEYERA FACILITIES INCOME FUND

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund - 2007 Year-End Report

CALGARY, Feb. 26 /CNW/ -

For the year ended December 31, 2007

<<
2007 YEAR-END HIGHLIGHTS

- Keyera delivered outstanding performance in 2007, posting record results in all three business segments.

- In February 2008, Keyera announced an 8% increase in its monthly cash distribution from $0.125 to $0.135 per unit, beginning with the February 2008 distribution. This is the sixth increase in five years and represents an 8% compound annual growth rate in distributions since Keyera's inception in 2003.

- Cash flow from operating activities in 2007 was $119.8 million, a new record. Distributions to unitholders totaled $90.2 million, or $1.48 per unit, 3% higher than the $1.43 per unit declared in 2006. Fourth quarter distributions were $23.0 million, or 37.5 cents per unit.

- Distributable cash flow(1) was $143.5 million in 2007, or $2.35 per unit, 42% higher than 2006 and more than double the 2003 IPO level on a per-unit basis. Fourth quarter distributable cash flow(1) was $41.4 million, or $0.68 per unit. This results in a payout ratio of 63% and 55% respectively.

- Net earnings for 2007 were $14.5 million compared to $68.1 million in 2006. This difference was primarily due to recording $80.2 million of non-cash future income tax expense in the second quarter of 2007, as a result of the implementation of the tax on publicly traded Canadian income trusts.

- All three business segments recorded the highest annual results in Keyera's history, despite an uncertain business environment and the completion of several significant plant turnarounds during the year. Contribution from Gathering and Processing was $87.4 million, up 19% from last year. The NGL Infrastructure contribution was $46.8 million, 4% higher than in 2006. Contribution from the Marketing business was $41.9 million, 70% higher than in the previous year.

- Scheduled maintenance turnarounds were successfully completed in 2007 at the Rimbey, Bigoray, Brazeau River and Medicine River gas processing plants. Turnarounds scheduled for 2008 and 2009 will be at smaller plants and are expected to have only a minimal effect on Keyera's cash flow in those years.

- Keyera invested over $30 million on growth capital projects in 2007, acquiring additional assets and expanding facilities. In 2008, assuming timely receipt of regulatory approvals, Keyera anticipates investing between $80 and $100 million on growth capital projects. They include the ethane extraction project at the Rimbey gas plant, as well as the mining of a new storage cavern, connecting a new pipeline and expansion of a truck terminal, all at Keyera's Fort Saskatchewan facility.

- On January 2, 2008, Keyera completed an internal reorganization intended to streamline the existing legal structure and simplify

accounting, legal reporting and income tax compliance.

(1) See "Non-GAAP Financial Measures" on page 7 and a reconciliation of distributable cash flow to cash flow from operating activities on page 26.

>>

Message to Unitholders

In 2007, Keyera met or surpassed all our key financial and operating targets and achieved record results.

During the fourth quarter, Keyera continued to build on the strong performance we delivered during the first three quarters of 2007. Cash flow from operating activities was $119.8 million, the highest in our history. On the strength of these excellent results, we declared $90.2 million in distributions to our unitholders from distributable cash flow of $143.5 million, leaving $53.3 million to reinvest in our business. Net earnings for the quarter were $40.0 million, significantly higher than the $14.9 million in the same period in 2006. Net earnings for 2007 were $14.5 million, despite recording an $80 million non-cash future income tax expense during the second quarter.

In February 2008, we announced an 8% increase in our monthly cash distribution from $0.125 to $0.135 per unit. Since our inception in 2003, we have increased distributions 49% through six distribution increases. This represents an 8% compound annual growth rate in our distributions, an accomplishment that I am very proud of.

Our record achievements in 2007 are the result of excellent performance in each of our operating segments. Contribution from our Gathering and Processing segment was $87.4 million, 19% higher than 2006, primarily due to increased throughput at most of Keyera's facilities. Overall throughput at our plants reached record levels in 2007, led by increases at our Strachan, Brazeau River, Bigoray and Caribou gas plants. Based on these record throughput levels, we are exploring the possibility of expanding some of our facilities, including our sour gas processing capacity in the Pembina region and our gathering and processing capabilities in the Caribou region of north-eastern British Columbia.

Our NGL Infrastructure and Marketing segments also delivered exceptional results. In our NGL Infrastructure segment, our storage and logistics services continued to operate efficiently, meeting the service needs of our customers and providing important support for our Marketing business. Based on this solid operating record, contribution from the NGL Infrastructure segment reached $46.8 million in 2007, a 4% increase compared to last year. As well, each of the business lines within our Marketing segment, including crude oil and NGLs, produced strong results, allowing this segment to deliver contribution of $41.9 million, a 70% increase over 2006.

Keyera's performance in 2007 demonstrates our ability to deliver strong operational and financial results in challenging times. As the public policy debates continue to unfold, over issues ranging from the proposed changes to the Alberta royalty system, to the impact of the legislation passed by the federal government with respect to the taxation of publicly traded income funds, to new environmental regulatory initiatives, we are focusing our efforts on growing our business and adapting our strategies to anticipate and meet the challenges that lie ahead.

Against this backdrop of challenge and change, the strength of our balance sheet and the demonstrated capacity of our core operating businesses to grow revenue and net income confirm our confidence in Keyera's future. While Keyera is not immune to the challenges presented by lower gas prices and public policy initiatives affecting the energy industry, the strategic location and interconnectedness of our facilities, together with the proven success of our strategy of sustainable growth, have cushioned the impact of these events.

Looking ahead, our plan is to continue to build on our strengths with the goal of continuing to deliver results for our unitholders. To this end, we will be maintaining our focus on developing our oil sands strategy and

pursuing other projects that contribute to our long-term business objectives. At present, we have over $80 million of projects that are either underway or in the development stages.

Some of the most exciting initiatives currently underway involve our Fort Saskatchewan facility. Our facilities in Fort Saskatchewan are an integral part of our oil sands strategy and our overall goal of building on our strategic position in this key energy hub. We have signed a long-term lease that will allow us to connect a fourth pipeline between our Fort Saskatchewan facility and our Edmonton terminal. This fourth pipeline will improve our operational flexibility by allowing us to dedicate a pipeline for each of the four products we move between the two facilities, making it easier to supply NGLs to our customers, and enhancing the rates at which we can move products in and out of our storage caverns. In addition, we are nearing completion of our truck terminal expansion at Fort Saskatchewan, which is designed to enhance our product loading services and provide us with increased operational flexibility to load and unload specification products as well as NGL mix.

One of the largest projects we have underway at our Fort Saskatchewan facilities is the expansion of our underground storage. At present, we own or control about a third of all the existing underground storage in Fort Saskatchewan and are the only provider of condensate storage in the region. Our plan over the next five to six years is to increase our storage capacity by 37% to 11.6 million barrels by mining four new storage caverns in order to meet the anticipated demand for diluent storage as oil sands production increases. Work on the first of the proposed new caverns is in progress and if planning and construction go as anticipated, we are optimistic that the first cavern will be in service in 2009.

Keyera's financial results in 2007 demonstrate the strength, resilience and complementary nature of Keyera's business lines. In 2007 we continued to deliver excellent returns and we enter 2008 with significant momentum. As we face the challenges that lie ahead, we are committed to continuing to be actively engaged in the regulatory environments so that we can anticipate, influence and adapt to the changes and trends on the horizon, and we will work proactively with our partners, customers and prospective customers to maximize our business opportunities and deliver results for our unitholders.

On behalf of Keyera, I thank you for your support and look forward to continued success.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes natural gas liquids (NGLs) and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major energy hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide a large portion of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because contribution is not a standard measure under Canadian generally accepted accounting principles ("GAAP"), it may not be comparable to similar measures reported by other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of operating profitability by segment. Keyera's Gathering and Processing and NGL Infrastructure segments charge Keyera's Marketing segment for the use of facilities at market rates. Those charges are reflected in contribution, but are eliminated in GAAP segment measures. The most comparable GAAP measures are reported in note 17, Segmented Information, which is found in the financial statements.

<<

Contribution by Operating Segment (Thousands of Canadian dollars)	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Twelve months ended December 31, 2007	Twelve months ended December 31, 2006
Gathering & Processing(1)				
Revenue before inter-segment eliminations(4)	51,942	44,523	191,164	170,184
Operating expenses before inter-segment eliminations(4)	(24,082)	(22,312)	(103,792)	(96,558)
Gathering & Processing contribution	27,860	22,211	87,372	73,626
NGL Infrastructure(1)				
Revenue before inter-segment eliminations(4)	19,245	19,742	71,079	69,072
Operating expenses	(6,483)	(6,099)	(23,697)	(23,956)
Unrealized (loss)/gain	(154)	-	(556)	-
Operating expenses before inter-segment eliminations(4)	(6,637)	(6,099)	(24,253)	(23,956)
NGL Infrastructure contribution	12,608	13,643	46,826	45,116
Marketing(2)				
Revenue	375,547	286,765	1,262,548	1,161,636
Unrealized (loss)/gain	(1,631)	(440)	(12,007)	263
Revenue before inter-segment eliminations(4)	373,916	286,325	1,250,541	1,161,899
Operating expenses before inter-segment eliminations(4)	(361,243)	(284,348)	(1,205,653)	(1,134,677)
General & administration	(745)	(631)	(2,964)	(2,524)
Marketing contribution	11,928	1,346	41,924	24,698
Total contribution	52,396	37,200	176,122	143,440

Other expenses(3)	(22,701)	(19,197)	(84,344)	(76,997)
Earnings before income tax and non-controlling interest	29,695	18,003	91,778	66,443

Notes:

(1) Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.

(2) The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

(3) Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

(4) Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 17, Segmented Information.

Fourth Quarter Results

Statement of Net Earnings (Thousands of Canadian dollars)	(unaudited) Three months ended December 31, 2007 $	2006 $	Twelve months ended December 31, 2007 $	2006 $
Operating revenues				
Marketing	373,916	286,325	1,250,541	1,161,899
Gathering and Processing	50,520	43,621	187,490	166,736
NGL Infrastructure	11,849	10,855	41,110	39,888
	436,285	340,801	1,479,141	1,368,523
Operating expenses				
Marketing	352,425	274,559	1,172,010	1,102,045
Gathering and Processing	24,082	22,312	103,792	96,558
NGL Infrastructure	6,637	6,099	24,253	23,956
	383,144	302,970	1,300,055	1,222,559
	53,141	37,831	179,086	145,964
General and administrative	6,613	3,453	21,882	18,892
Interest expense	5,507	5,153	20,176	18,156
Depreciation and amortization	10,579	10,413	42,040	39,843
Accretion expense	386	809	2,482	2,257
Impairment expense	361	-	728	373
	23,446	19,828	87,308	79,521
Earnings before income tax and non-controlling interest	29,695	18,003	91,778	66,443

Income tax (recovery) expense	(10,332)	2,840	76,993	(2,660)
Earnings before non-controlling interest	40,027	15,163	14,785	69,103
Non-controlling interest	-	235	306	1,025
Net earnings	40,027	14,928	14,479	68,078

Statements of Cash Flows (Thousands of Canadian dollars) Net inflow (outflow) of cash:	(unaudited) Three months ended December 31, 2007 $	2006 $	Twelve months ended December 31, 2007 $	2006 $
Operating activities				
Net earnings	40,027	14,928	14,479	68,078
Items not affecting cash:				
Depreciation and amortization	10,578	10,413	42,040	39,843
Accretion expense	386	809	2,482	2,257
Impairment expense	361	-	728	373
Unrealized loss (gain) on financial instruments	1,784	440	12,563	(263)
Loss on sale of asset	245	-	245	-
Future income tax (recovery) expense	(11,712)	1,800	72,645	(7,042)
Non-controlling interest	-	235	306	1,025
Asset retirement obligation expenditures	(57)	(79)	(213)	(160)
	41,612	28,546	145,275	104,111
Changes in non-cash operating working capital	3,885	13,584	(25,450)	6,545
	45,497	42,130	119,825	110,656
Investing activities				
Capital expenditures	(8,963)	(8,138)	(25,313)	(73,868)
Acquisition of non-controlling interest	-	-	(6,716)	-
Additions to intangibles	-	-	-	(1,115)
Proceeds on sale of assets	504	-	4,704	-
Changes in non-cash working capital	560	2,649	(1,114)	(651)
	(7,899)	(5,489)	(28,439)	(75,634)
Financing activities				
(Repayment) issuance of debt under credit facilities	(40,000)	(13,399)	(107,984)	41,984
Issuance of long-term debt, net of financing				

costs	39,582	-	118,895	-
Issuance of trust units	819	904	3,255	4,252
Distributions paid to unitholders	(22,952)	(21,724)	(89,799)	(86,509)
Distributions or dividends paid to others	-	(240)	-	(479)
	(22,551)	(34,459)	(75,633)	(40,752)
Net cash inflow (outflow)	15,047	2,182	15,753	(5,730)
Cash (bank indebtedness), beginning of period	610	(2,278)	(96)	5,634
Cash (bank indebtedness), end of period	15,657	(96)	15,657	(96)

>>

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of February 26, 2008 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund") and its subsidiaries (collectively "Keyera"). It should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the year ended December 31, 2007 and the notes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Measures such as operating margin (operating revenues minus operating expenses), distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) and EBITDA (earnings before interest, taxes, depreciation and amortization) are not standard measures under GAAP and therefore may not be comparable to similar measures reported by other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations, leverage, liquidity and financial position. Operating margin is used to assess the performance of specific segments before general and administrative expenses and other non-operating expenses. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions. EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should", "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document

are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. For example, the discussions with respect to possible amendments to federal legislation imposing taxes on the distributions of publicly traded income trusts and partnerships and the proposed changes in the Alberta royalty system are based solely on news releases and background information prepared by the federal and Alberta governments respectively. Management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 26, 2008 (the "Annual Information Form") filed on SEDAR and available on the Keyera website at www.keyera.com.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

BUSINESS ENVIRONMENT

Industry activity

In 2007, producers drilled 18,606 wells in Canada, down from the record levels of activity experienced over the last several years and 20% lower than in 2006. Drilling activity was affected by a number of factors, including low gas prices, high costs and a number of government regulatory and fiscal changes.

Despite this slowdown in activity levels, throughput at Keyera facilities increased by 3% compared to 2006. This increase partially reflects the tie-in of wells drilled in earlier years, but also reflects a more selective approach to exploration and development efforts by producers. Customers have indicated that they are choosing drilling locations that are close to existing infrastructure, allowing them to connect their production quickly. Often the gas reserves are rich in NGLs, resulting in higher producer netbacks.

In the fourth quarter, producers in Canada drilled almost 5,300 wells, down slightly from the third quarter of 2007, and down just 4% from the same period last year. On a go forward basis, the Petroleum Services Association of Canada is forecasting a similar number of wells to be drilled in the first quarter of 2008 as were drilled over the past two quarters.

In the foothills front region of Alberta, the number of wells drilled in the fourth quarter was 16% less than the fourth quarter of 2006. The average depth of wells drilled in this region in the fourth quarter was 2,144 metres, 11% lower than the same period last year. In the central Alberta region, the number of wells drilled was 20% lower than the same quarter last year, with the average depth per well remaining flat at 1,131 metres. British Columbia also experienced a decline in drilling, with wells drilled falling 5% compared to the fourth quarter of last year. The average depth per well in this area increased to over 2,300 metres, a 9% increase in depth compared to the fourth quarter of 2006.

Throughput volumes at most Keyera plants increased again in the fourth quarter, with overall throughputs up 6% compared to the third quarter of 2007 and up 9% from the fourth quarter of 2006. Producer activity around Keyera's plants, combined with Keyera's growth projects, were responsible for the increase.

Indications are that North American natural gas fundamentals may be strengthening. Recent North American natural gas demand has been strong and U.S. natural gas storage inventories are at their lowest level for this time of year since early 2005. The U.S. Energy Information Administration estimates that, if the U.S. has normal weather for the remainder of the winter, U.S. inventories will end the winter at normal levels, more than 20% below last year's end-of-winter levels. Keyera believes that these positive trends support continued drilling activity in western Canada, particularly on the western side of the basin where most of its facilities are located.

New Alberta royalty framework

On October 25, 2007 the Government of Alberta announced increases in royalties. The new royalty regime, which is expected to be implemented in 2009, will change the royalty structure for natural gas and conventional oil by adjusting sliding rate formulas that are price and volume sensitive. These changes result in higher royalty rates at current prices. In addition, new price sensitive formulas will be adopted for oil sands development at both the pre- and post-payout stages.

Keyera is not a royalty payor, and therefore is not directly affected by the proposed royalty changes. However, as a service provider to the upstream industry, Keyera will be affected by producers' responses to the new regime. Producers are continuing to assess the impact of the new royalty regime on their operations and future activities. Keyera is working with producers in the areas around its plants to determine what impact the proposed royalty changes may have on Keyera. Until we have stronger indications from producers with respect to their plans, the long term implications of the royalty announcement for Keyera are difficult to determine. Since many of Keyera's facilities are located west of the fifth meridian where gas drilling tends to be deeper, the Government's decision to retain a variation of the Deep Gas Drilling Program is a positive outcome for Keyera.

Further information about the new royalty framework is available from the Government of Alberta website at http://www.gov.ab.ca/ and a copy of the

framework itself can be found at http://www.energy.gov.ab.ca/Org/Publications/royalty_Oct25.pdf.

Climate change regulations

In 2007, the Alberta government amended laws and regulations dealing with greenhouse gas emissions. The initiative is designed to reduce the emissions intensity (i.e. the amount of greenhouse gases emitted on a unit of production basis) of greenhouse gases at applicable facilities.

Under the new rules, existing large emitters must reduce net emissions intensity to 88% of the average emissions intensity at a facility between 2003 and 2005. If the actual emissions intensity is above the target, the facility licensee can generate or purchase "emissions offsets", or purchase fund credits at a cost of $15/tonne of CO2 equivalent, or purchase emission "performance credits".

Keyera operates three facilities which are subject to these requirements: the Strachan, Rimbey and Brazeau River gas plants. Based on a worst case scenario, which assumes that Keyera purchases fund credits at $15/tonne and no offsets or credits are created or purchased at a cost that is less than $15/tonne, the anticipated cost of these new rules for Keyera is estimated at $408,000 in 2007. Thereafter, on an annual basis, the cost is expected to be approximately $1 million per year. Keyera's management anticipates that a portion of these costs will be recoverable from customers as flow-through operating costs. Projects implemented since 2002 at Keyera's facilities could generate emissions offsets or performance credits; however, it is premature to determine what benefit, if any, could be realized from such actions.

In January 2008, the Alberta government announced its intention to reduce projected greenhouse gas emissions in Alberta by 50% by 2050. No details of this initiative are currently available.

The federal government released the Regulatory Framework for Air Emissions (the "Framework") on April 26, 2007 which sets out new GHG and air pollutant ("AP") emission reduction targets for various industrial sectors, including the oil and gas industry. The Framework forms the basis for consultations and the draft GHG and AP regulations are expected to be released in the spring of 2008. The effect on Keyera can not be determined until the federal government provides additional information.

As part of the provincial budget brought down on February 19, 2008, the B.C. government announced a proposed broad-based carbon tax to be implemented effective July 1, 2008. According to the budget, the carbon tax initially will not apply to industrial emissions, including emissions from the oil and gas industry. The budget does not provide a timeframe for extension of the tax to industrial emissions. The effect on Keyera can not be determined until the B.C. government provides additional information.

Other environmental regulations

On October 2, 2007, the Government of Alberta announced a new cumulative effects initiative covering the "industrial heartland" area northeast of Edmonton. This initiative establishes targets for air, water and land quality and applies to all large industrial facilities within the area, including Keyera's Fort Saskatchewan facility. These facilities will be subject to cumulative airshed targets which are scheduled to come into effect in January 2009. Working groups have been or are being formed to deal with the allocation of the airshed objectives, water and land management issues, including sulphur and wetlands management. Based on the information currently available, Keyera does not anticipate that this initiative will require significant changes to current operations. However, the effect that this program may have on future operations or possible expansion is not clear at this time. A more complete description of the environmental regulations that affect Keyera's businesses can be found in the Annual Information Form, which is available on Keyera's website (www.keyera.com) or on SEDAR at www.sedar.com.

Tax changes

In October 2006, the Government of Canada announced a new tax on the distributed income of publicly-traded Canadian income trusts and limited partnerships (the "Distribution Tax"), and in June of 2007, implementing

legislation was passed. So long as Keyera only experiences "normal growth", the Fund will not be subject to the Distribution Tax until January 2011. As a result, beginning in 2011, tax will be payable by Keyera on the portion of its distributions that is considered ordinary taxable income and, for a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. There will be no change in the taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

On October 30, 2007, the Federal government announced a proposal to reduce federal corporate tax rates from 22.12% in 2007 to 15% by 2012. These lower tax rates would also apply to income trusts. These tax measures became law on December 14, 2007 reducing the combined federal and provincial tax rate that will be applicable to the Fund from 31.5% to 29.5% in 2011 and 28% in 2012. This reduction in federal tax rates has been included in the determination of the future tax provision of the Fund.

On December 20, 2007, the federal department of finance proposed amendments to clarify the Distribution Tax legislation. These proposals included technical amendments to allow a trust or partnership to hold a diversified portfolio investment through one or more "portfolio investment entities" without causing the trust or partnership to be subject to the Distribution Tax. Once the proposed amendments are passed, Keyera may consider a further re-organization.

The Distribution Tax will reduce the amount of cash flow available to Unitholders. Keyera's management and Board of Directors considers this future reduction in cash flow in their distribution decisions.

As at January 1, 2008, Keyera estimates that it has approximately $325 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries.

RESULTS OF OPERATIONS

Keyera's activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Annual Information Form, which is available on Keyera's website (www.keyera.com) or on SEDAR at www.sedar.com.

Keyera delivered exceptional financial results in 2007, with operating margin of $179.1 million, $33.1 million higher than in 2006. These record results were achieved despite a slowdown in the oil and gas industry in western Canada and the completion of maintenance turnarounds at the Rimbey gas plant, Keyera's largest facility, as well as at the Brazeau River, Bigoray and Medicine River gas plants.

All business segments contributed to these results, with each business segment achieving record performance. A number of Keyera's gas plants in the Gathering and Processing segment saw throughputs increase in 2007, resulting in overall throughput reaching the highest levels in Keyera's history. Storage revenues in the NGL Infrastructure segment continued to grow and strong market fundamentals combined with Keyera's access to proprietary rail infrastructure and logistical expertise enabled the Marketing segment to post record results.

This strong operating performance in 2007 was partially offset by a non-cash future income tax expense of $72.6 million. This was primarily related to the income trust tax legislation enacted in the second quarter of 2007, partially offset by a $11.7 million future income tax recovery in the fourth quarter resulting from the enactment in December 2007 of lower federal income tax rates. As a result of the non-cash future income tax expense, together with slightly higher general and administrative costs, interest expense and depreciation charges, net earnings and comprehensive income was $14.5 million in 2007, compared to $68.1 million in 2006.

Consolidated net earnings for the fourth quarter of 2007 were $40.0 million, up $25.1 million from the same period in 2006. The strong operating margin earned from all segments and the $11.7 million non-cash future income tax recovery, partially offset by higher general and administrative and interest costs, accounted for the increase. The non-cash future income tax recovery resulted from the enactment of lower federal income tax rates in December 2007.

Gathering and Processing

Gathering and Processing revenue for 2007 was $187.5 million, an increase of $20.8 million, or 12%, compared to the previous year. The increase was due primarily to higher throughput in the Foothills Region, the recovery of a portion of turnaround costs incurred at the Rimbey, Brazeau River, Bigoray and Strachan gas plants, the conversion from fixed to flow-through fees at certain plants and incremental compression fees at the Rimbey gas plant in 2007.

In the fourth quarter of 2007, Gathering and Processing revenue was $50.5 million, an increase of $6.9 million, or 16%, compared to the same period in 2006. The increase was primarily due to higher throughput in the Foothills Region and the commencement of reprocessing services at the Paddle River gas plant.

Gathering and Processing operating expenses for 2007 were $103.8 million, an increase of $7.2 million, or 7%, compared to 2006. The increase was primarily due to higher turnaround costs for the turnarounds completed in 2007 at the Rimbey, Bigoray, Brazeau River and Medicine River gas plants, compared to the turnaround costs incurred in 2006. Another factor in the increase was higher operating costs at Caribou resulting from higher throughput and unscheduled maintenance work at the plant.

In the fourth quarter of 2007, Gathering and Processing operating expenses were $24.1 million, an increase of $1.8 million compared to the same period in 2006. The increase was primarily a result of higher operating and maintenance costs at the Strachan gas plant due to higher volumes and maintenance work completed in the quarter.

Average gross processing throughput in 2007 was 843 million cubic feet per day, a new record and 3% higher than 2006. Fourth quarter throughput of 882 million cubic feet per day was up 9% from the same period in 2006.

During 2007, Keyera's Gathering and Processing assets were realigned into new business regions, the Foothills Region and the North Central Region. The Foothills Region consists of the Strachan, Brazeau River, Nordegg River, Paddle River, Bigoray, Brazeau North, West Pembina and Tomahawk gas plants and associated gathering pipelines. The North Central Region consists of the Rimbey, Gilby, Medicine River, Worsley, Caribou, Chinchaga, North Star and Greenstreet gas plants and associated gathering pipelines. This realignment is reflected in the discussion below.

Gathering and Processing - North Central Region

The North Central Region posted very strong results in 2007, despite a slowdown in shallow drilling activity in the region and the completion of a scheduled turnaround at the Rimbey gas plant, Keyera's largest facility. Gross throughput of 432 million cubic feet per day in 2007 was 6% lower than last year, resulting from the loss of processing throughput while the Rimbey turnaround was underway and lower drilling activity in the Rimbey/Gilby area. In the fourth quarter of 2007, throughput was 440 million cubic feet per day, 3% lower than the same period last year. The decline was a result of lower drilling activity in the Rimbey/Gilby area.

In the Rimbey/Gilby region, the loss of throughput resulting from a slowdown in drilling was offset by tie-ins of previously drilled wells. Keyera has been encouraged by current drilling activity in this area and has identified a number of additional opportunities to offset any further declines. Rimbey is an attractive processing alternative for producers, offering higher netbacks resulting from Rimbey's ability to deliver specification NGL products, as well as other products and services. Volumes delivered to the NGL offload facility at Rimbey increased in 2007.

In the Caribou region, activity continued in both new well licenses and

land sales throughout the year. Keyera extended the Caribou North Gas Gathering System in early 2007 across the Trutch Creek at the north end of the pipeline, to connect production from new gas drilling in that area. At mid year, Keyera acquired about 18 kilometres of existing gathering pipeline and an abandoned plant site north of the existing pipeline system and, at year end, announced a further 24-kilometre extension of the Caribou North Gas Gathering pipeline. Throughput is now averaging 50 million cubic feet per day at Caribou, about 75% of capacity, and detailed engineering is underway for a possible expansion of the facility.

In July 2007, Keyera announced a project at the Rimbey gas plant to extract ethane from the raw gas at the plant. The proposed project, estimated to cost $26 million, involves modifying the existing NGL extraction process and installing new compression equipment at the plant and constructing a 32-kilometre ethane delivery pipeline. The project is awaiting regulatory approval from the Energy Resources Conservation Board. If approved Keyera will be able to extract up to 5,000 barrels per day of saleable ethane from field gas processed at the Rimbey plant. A significant portion of the ethane to be extracted is currently used as fuel gas within the plant and will therefore be incremental to the current supply of ethane in Alberta.

In January 2008, the North Star gas plant, a non-core asset, was sold.

Gathering and Processing - Foothills Region

The Foothills Region delivered record results in 2007, as continued strong drilling activity in the region resulted in increasing throughput during the year. Gross throughput of 411 million cubic feet per day in 2007 was 51 million cubic feet per day, or 14%, higher than in 2006. In addition, Foothills revenues benefited from higher fees due to the higher concentrations of NGLs and hydrogen sulphide in the gas streams. In the fourth quarter of 2007, throughput was 442 million cubic feet per day, 25% higher than the same period in 2006. This increase was due to significant producer activity around Foothills Region plants.

In the Pembina area, sour gas development targeting the Nisku zones continued in the fourth quarter, including the licensing of several new wells. Utilization at Keyera's three sour gas processing plants in the area, Bigoray, West Pembina and Brazeau River, continued to increase throughout the year. To address the resulting sour gas capacity constraints, Keyera completed modifications to its pipeline systems in the fourth quarter to increase processing flexibility by diverting sour gas to other plants in the area.

A pressure survey of the acid gas disposal well at the Brazeau River gas plant was completed while the plant was offline for its scheduled maintenance turnaround. The survey indicated that the acid gas reservoir was filling more rapidly than anticipated. In the fourth quarter, Keyera acquired a depleted reservoir as well as another acid gas injection well. Construction of the necessary pipeline connections began early in the new year and the well became operational in February 2008. Until the new well was operational, some volumes were redirected to other Keyera facilities for processing and, for a brief period, sour gas processing was curtailed at the Brazeau River gas plant.

At the Bigoray gas plant, piping and equipment modifications were completed earlier in 2007 to provide for the future expansion of sour gas processing at the plant. In addition, a new distributed control system was installed at the plant to provide improved operating reliability and flexibility. Throughput increased substantially during the year and Keyera is currently working on plans to debottleneck gathering and inlet compression facilities to accommodate the increasing production volumes.

Lands to the west of Keyera's Strachan, Nordegg River and Brazeau River gas plants saw considerable activity throughout the year as producers pursued sweet, liquids-rich plays. These areas are close to Keyera gathering pipelines and processing infrastructure, enabling quick tie-ins and production. In addition, the liquids-rich gas provides the producer with a higher netback than dry sweet gas, making these play types attractive to producers.

New production was connected to the Strachan North pipeline for delivery to the Strachan gas plant in the fourth quarter. A producer-owned field compressor was installed during the fourth quarter, resulting in increased throughput at Strachan. Southwest of the Brazeau River gas plant, Keyera is

partnering with a producer to build a new gathering pipeline to deliver new gas production to the plant. The pipeline is expected to be operational late in the first quarter.

In the fourth quarter, Keyera entered into an arrangement to use its NGL extraction facilities to extract NGLs from new gas volumes delivered to the Paddle River gas plant.

NGL Infrastructure

NGL Infrastructure revenue for 2007 was $41.1 million, an increase of $1.2 million, or 3%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility. The effect of higher storage revenues was partly offset by a fee adjustment and reduced volumes from the Rimbey Pipeline system in the third quarter of 2007.

NGL Infrastructure operating expenses for 2007 were $24.3 million, an increase of $0.3 million compared to 2006. This increase was largely due to higher supplies and maintenance costs partly offset by lower costs for electricity and natural gas.

In the fourth quarter of 2007, NGL Infrastructure revenues were $1.0 million higher than the same period in 2006, largely due to higher storage revenues at the Fort Saskatchewan facility. Operating expenses were $0.5 million higher than the fourth quarter of 2006, due primarily to the purchase of an additional charcoal bed filter.

NGL Infrastructure facilities overall operated at typical levels for the fourth quarter. Higher product demand, particularly for propane, and the receipt of imported condensate resulted in higher rail loading activity in the fourth quarter. Storage revenues remained strong in the fourth quarter, driven by normal winter season inventory requirements and diluent demand for oil sands production. Fractionation throughput was lower than usual in the third quarter of 2007 due to short-term market conditions, but returned to typical levels in the fourth quarter.

Keyera continues to focus on strengthening its competitive position in the Edmonton/Fort Saskatchewan area. As part of that strategy, Keyera is pursuing a number of initiatives.

Work is underway to expand the storage capacity at Keyera's Fort Saskatchewan facility to meet the expected need for diluent storage to support oil sands development over the next decade. The project, which is expected to take five to six years to complete, will expand the current storage capacity by three million barrels, or 37%, to about 11.6 million barrels and is expected to cost $70 to $80 million. Engineering work on the first cavern is being finalized, equipment is being ordered and site construction work was completed early in the first quarter of 2008. The cost of the first cavern is expected to be $18 million, with a large portion of the cost being spent in 2008. Assuming construction proceeds as planned, the first cavern is expected to be put into service late in 2009.

The expansion of the truck terminal at the Fort Saskatchewan facility is largely complete, commissioning will begin shortly and the facility is expected to be operational in March. The project will increase Keyera's operational flexibility and provide enhanced product loading services for customers serving the domestic NGL market.

The fourth pipeline between the Fort Saskatchewan facility and the Edmonton terminal is also proceeding and is expected to be onstream by mid-year assuming timely receipt of land owner approval. Engineering work on this project has identified additional operational efficiencies which have provided a capacity boost, eliminating the need for a booster station on the pipeline and reducing the net capital cost of the project. When operational, the new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal, Fort Saskatchewan storage and other pipelines and terminals in the area. This pipeline is also expected to support the new storage caverns and will add value to Keyera's storage services by increasing the flexibility for customers.

Looking to the future, Keyera is working towards connecting the Fort Saskatchewan and Edmonton facilities to more pipelines and new facilities in

the area. In the first quarter of 2008, Keyera reached an agreement with a major pipeline operator to connect Keyera's facilities into another major crude oil, condensate and NGL pipeline delivering product into the Edmonton/Fort Saskatchewan hub.

Marketing

Generally, market fundamentals for propane, butane and condensate were positive throughout the year as supply and demand remained largely in balance and rising crude oil prices positively affected product prices. Keyera exploited these strong fundamentals throughout the year and utilized its proprietary rail and storage infrastructure to enhance unit margins.

Marketing revenue for 2007 was $1,250.5 million, an increase of $88.6 million compared to the previous year. The increase was due primarily to higher sales prices and growth in the crude oil midstream business, partially offset by the cost of the financial contracts that Keyera uses in its risk management program. Keyera's risk management program employs a multi-faceted approach to managing its supply and sales portfolio, including: monitoring its inventory position and its purchase and sale commitments; actively participating in various hub markets; using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options; and offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligations. (See "Liquidity and Capital Resources - Marketing Risk Management"). Due to rising prices for crude oil and liquid hydrocarbons in 2007, the forward financial sales contracts used to hedge the commodity price risk arising from holding physical inventory reduced marketing revenues by $20.0 million, while in 2006 the program added $7.0 million in revenues due to declining commodity prices.

The table below outlines the composition of the revenues generated from Keyera's Marketing business and the changes in the fair value of the derivative financial contracts.

<<

Composition of Marketing Revenue (Thousands of Canadian dollars)	Twelve months ended December 31, 2007
Physical sales	1,270,511
Financial instruments - realized	(10,059)
Financial instruments - unrealized	(9,911)
Marketing revenue	1,250,541

Changes in Fair Value of Energy Derivative Contracts (Thousands of Canadian dollars)	
Fair value at December 31, 2006	211
Change in the fair value of contracts	9,848
Fair value of new contracts entered into in 2007	(9,911)
Realized losses	(10,059)
Fair value at December 31, 2007(1)	(9,911)

(1) The fair value of the financial contracts represents an estimate of the amount that Keyera would pay or receive if those contracts were closed on December 31, 2007.

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NGL sales volumes for 2007 averaged 50,800 barrels per day compared to 52,200 barrels per day in 2006. The reduction was a result of lower propane

volumes in 2007, partially offset by growth in butane and condensate volumes. In the fourth quarter of 2007, NGL sales volumes averaged 53,800 barrels per day compared to 55,400 barrels per day in the fourth quarter of 2006.

Marketing operating expenses for 2007 were $1,172.0 million, an increase of $70.0 million compared to the previous year. The increase was due primarily to higher supply costs compared to 2006.

NGL product inventories of $76.6 million at December 31, 2007 were $22.7 million higher than the previous year due to higher volumes and significantly higher prices at year-end. Inventory has been valued at the lower of cost or net realizable value at December 31, 2007.

Propane demand in 2007 followed normal seasonal trends. In the first quarter, cold weather bolstered demand and Keyera used its rail car fleet and NGL infrastructure to facilitate the movement of product to niche markets where demand and prices were high. The second and third quarters experienced lower demand, typical of the summer season. The fourth quarter saw a seasonal increase in demand early in the quarter and prices remained high due to the strong correlation with the price of crude oil. Keyera used the propane terminal in Superior, Montana, which was acquired in June of 2007, as well as its other three propane terminals in the US, to deliver propane into regional markets via rail car for loading onto customers' trucks for further delivery to end use customers.

Butane demand remained strong throughout most of 2007, which enabled Keyera to earn steady margins from quarter to quarter. Much of Keyera's supply was committed to term sales contracts, providing a steady market for product and secure margins.

In general, condensate demand was strong throughout most of 2007, as oil sands producers continued to purchase condensate for use as diluent to enable heavier crude oil to flow in pipelines. Keyera imported condensate into Alberta from lower priced regions in North America throughout the year, using its storage facilities at Fort Saskatchewan to exploit periods of short-term price volatility. In addition, Keyera used its newly constructed condensate truck loading rack at the Rimbey gas plant to deliver product into local markets. The utilization of its asset infrastructure was a key factor in allowing Keyera to deliver strong condensate margins throughout the year.

Keyera's crude oil midstream business continued to develop in 2007. Market fundamentals were strong throughout the year, enabling the business to contribute increased operating margins compared to 2006.

In the fourth quarter of 2007, marketing revenues of $373.9 and operating expenses of $352.4 million generated $21.5 million of operating margin, up $9.7 million from the same period in 2006. This increase was related to several factors. Product prices were stronger in 2007 compared to 2006 when, in the fourth quarter of the year, warm weather in the eastern U.S. contributed to lower propane demand and butane and condensate markets remained soft. In the fourth quarter of 2007, prices for all products were influenced by high crude oil prices. Propane demand was typically strong for the winter season, butane term sales provided steady margins and condensate was in high demand for use as diluent. All of these factors contributed to sound unit margins. Adjustments relating to the routine voidance of a butane cavern in the fourth quarter of 2007 reduced margins by $0.8 million.

At December 31, 2007, the unrealized loss on financial contracts recognized in the fourth quarter was $1.7 million ($12.0 million recognized for the full year), primarily due to the change in the value of crude oil price swap contracts and fixed price contracts. At December 31, 2007, the fair market value of these contracts represented a liability of $12.4 million and an asset of $2.5 million, which represents an estimate of the amount that Keyera would pay or receive if these instruments had been closed out at the end of the period. The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third party brokers or dealers.

Of the $12.0 million unrealized loss in 2007, the portion relating to changes in crude oil financial contracts amounted to approximately $9.9 million. These contracts are used to protect inventory from fluctuations in the prices of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change

in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains and losses in the proceeds that will be realized upon the sale of the products.

The remainder of the 2007 unrealized loss relates primarily to the $2.3 million unrealized loss recognized in the first quarter of 2007 as a result of the adoption of new accounting standards for fixed price physical contracts. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding decrease in opening deficit. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to earnings in the first quarter of 2007.

The adoption of the new accounting standards is expected to continue to result in volatility in operating margins due to unrealized gains and losses associated with financial instruments.

Non-operating Expenses and Other Earnings

General and administrative expenses for 2007 were $21.9 million, up $3.0 million from the previous year. Long-term incentive plan costs were $3.2 million higher than in 2006, reflecting an increase in unit price and the effect of a distribution increase implemented in May 2007. Excluding the effect of the long-term incentive plan, general and administrative expenses were in line with those incurred in 2006.

Interest expense, net of interest revenue, was $20.2 million for 2007, $2.0 million greater than in 2006. The increase was due to higher borrowings used to fund capital projects undertaken in 2006 and 2007.

Depreciation and amortization expense was $42.0 million for 2007, $2.2 million greater than the previous year. The increase was due to growth in the asset base resulting from the completion of several major construction projects during the past two years.

An impairment expense of $0.7 million was recorded in 2007 to adjust the carrying value of the North Star gas plant, a small non-core facility that was sold in early 2008.

Income tax expense for 2007 was $77.0 million, $79.7 million higher than the previous year due to an increase in future income tax expense. Future income tax expense for 2007 was $72.6 million compared with a future income tax recovery of $7.0 million in the prior year. This increase was primarily due to recording $80.2 million of future income tax expense in the second quarter of 2007 resulting from the new tax imposed on publicly traded income trusts and limited partnerships in Canada. The future tax expense is an estimate of the tax that will ultimately be payable by the Fund due to differences between the accounting and tax basis of assets and liabilities of the operating partnership. As a result of the new tax legislation, distributions will no longer be deductible by the Fund beginning in 2011. The effect of recording the new tax on income trusts was partially offset by lower future federal income tax rates that were enacted in 2007.

Current income tax expense for 2007 was $4.3 million, virtually unchanged from 2006. The impact of lower earnings posted by the Rimbey Pipeline business in the third quarter of 2007 was offset by higher earnings posted by Keyera Energy Facilities Ltd. throughout 2007.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

For each month, actual volumes processed and fees earned from the Gathering and Processing and NGL Infrastructure assets are not known at the month end. Accordingly, the financial statements contain an estimate of one month's revenue based upon a review of historic trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $21.8 million primarily for December 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

The period in which invoices are rendered for the supply of goods and services necessary for the operation of the Gathering and Processing and NGL Infrastructure assets is generally later than the period in which the goods or services were provided. Accordingly, the financial statements contain an estimate of one month's operating costs based upon a review of historical trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2007, operating expenses and accounts payable contained an estimate of $8.5 million primarily for December 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets includes a recovery of operating costs. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $6.6 million at December 31, 2007. Operating expenses and accounts payable contained an estimate of $6.9 million.

Estimation of Marketing revenues:

The majority of the Marketing sales revenues is recorded based upon actual volumes and prices; however, in many cases actual product lifting volumes have not yet been confirmed and sales prices that are dependent on other variables are not yet known. Accordingly, the financial statements contain an estimate for these sales. Estimates are prepared based upon contract quantities and known events. The estimates are reviewed and compared to expected results to verify their accuracy. They are reversed in the following month and replaced with actual results.

At December 31, 2007, the Marketing sales and accounts receivable contained an estimate for December 2007 revenues of $75.7 million.

Estimation of Marketing product purchases:

NGL mix feedstock and specification products such as propane, butane and condensate are purchased from facilities located throughout western Canada and in some locations in the United States. The majority of NGL mix purchases are estimated each month as actual volume information is generally not available until the next month. The estimates are prepared based upon a three month rolling average of production volumes for each facility and an estimate of price based upon historical information. Specification product volumes and prices are based upon contract volumes and prices. Accordingly, these

financial statements contain an estimate for one month of these purchases.

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $101.3 million at December 31, 2007.

Estimation of Asset Retirement Obligation:

Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic lives. The determination of the estimate of these obligations is based upon settlement between 2018 and 2038. Keyera utilizes a documented process, overseen by the Health, Safety and Environment Committee, to estimate future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities.

Keyera has estimated that, at December 31, 2007, the total undiscounted amount required to settle the asset retirement obligations is $183.0 million, compared to $183.2 million at December 31, 2006. The discounted net present value of this obligation at December 31, 2007 is $37.8 million, compared to $34.5 million at December 31, 2006. The increase in the discounted amount is primarily due to accretion.

It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed the current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements.

Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's 2008 Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

Cash flow from operating activities during the fourth quarter of 2007 was $45.5 million, of which $3.9 million was generated from a decrease in non-cash working capital. Before changes in non-cash working capital, cash flow from operating activities was $41.6 million. From this cash flow, Keyera paid $23.0 million of distributions to its unitholders and required $8.4 million for capital expenditures, leaving $10.2 million of cash. Keyera also received $39.6 million of net proceeds from the issuance of long-term debt, $0.8 million from the issuance of trust units under the distribution reinvestment plan ("DRIP"), $3.9 million from the change in non-cash working capital and $0.5 million of proceeds from the disposition of equipment. From this cash, Keyera repaid $40.0 million of short-term borrowings, leaving a net cash inflow of $15.0 million for the quarter.

For the full year, cash flow from operating activities was $119.8 million, after the use of $25.5 million to fund an increase in non-cash working capital primarily due to higher product inventories. Cash flow from operating activities before changes in non-cash working capital was $145.3 million. From this cash flow Keyera paid $89.8 million of distributions to its unitholders and required $33.1 million for capital expenditures and acquisitions, leaving $22.4 million of cash. Keyera also received $4.7 million from dispositions and $3.3 million from the issuance of trust units under the DRIP, bringing cash available to $30.4 million. Along with this cash, net proceeds of $118.9 million from the issuance of long-term debt were used to fund the repayment of $108.0 million of short-term borrowings and finance the $25.5 million change in non-cash working capital, leaving a $15.8 million net cash inflow for the year.

Cash and working capital were $75.7 million at December 31, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit at December 31, 2006 resulted from the use of short-term debt to finance growth capital expenditures and was eliminated in 2007 when Keyera received $118.9 million of net proceeds from the issuance of long-term debt and used much of these proceeds to repay short-term debt.

Keyera has no direct exposure to asset backed commercial paper. Surplus cash is held in interest bearing deposit accounts or invested in term deposits, guaranteed investment certificates, or Bankers' Acceptances issued

by Canadian chartered banks.

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Capital expenditures

Capital Additions and Acquisitions (in millions of Canadian dollars)	Twelve months ended December 31, 2007	2006
Growth capital expenditures	23.9	70.9
Maintenance capital expenditures	1.4	3.0
Total capital expenditures	25.3	73.9
Acquisitions of non-controlling interest	6.7	-
Total capital additions and acquisitions	32.0	73.9

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In the fourth quarter of 2007, additions to property, plant and equipment including acquisitions amounted to $9.0 million, most of which was growth capital. Keyera incurred maintenance and repair expenses of $3.2 million that were included in operating costs during the fourth quarter of 2007. The growth capital expenditures included $2.0 million for the acquisition of an acid gas disposal well for the Brazeau River plant, $1.6 million for the expansion of the truck terminal at Fort Saskatchewan, $1.2 million for the acquisition of pipe and design work for the Caribou North Trutch Pipeline project, $0.7 million for work done on the construction of a fourth pipeline between our Fort Saskatchewan facility and Edmonton terminal, and $0.4 million related to the construction of new camp facilities at the Caribou plant and various other small projects.

Total capital additions and acquisitions amounted to $32.0 million in 2007, consisting of $1.4 million of maintenance capital, $23.9 million of growth capital and $6.7 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $28.0 million that were included in operating costs.

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In 2007, Keyera invested in the following significant growth projects:

- $6.7 million related to the acquisition of additional ownership interests in Rimbey Pipeline Limited Partnership, bringing Keyera's ownership to 100%
- $4.4 million for new gathering pipelines in the Foothills Region
- $4.2 million at the Bigoray, Brazeau River and Nordegg River gas plants to upgrade systems and equipment and expand acid gas disposal capacity
- $2.6 million for upgrades and expansion of equipment at the Rimbey gas plant
- $2.2 million for the expansion of the truck terminal at Fort Saskatchewan
- $2.1 million for the acquisition of a site in northeast B.C. close to the Caribou North gathering system to enable future expansion
- $1.9 million related to modifications at the Rimbey gas plant to enable the tie-in of equipment required for the ethane extraction project

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In 2008, Keyera anticipates investing between $80 million and $100 million on growth capital projects, but the actual level of growth capital investment is dependent upon a number of factors including available opportunities, timing of regulatory approvals and agreements with customers. The 2008 spending includes commitments and carry over from the unfinished 2007 capital program. Sufficient capacity is available in the current credit

facilities to fund the 2008 expenditures.

Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. NGL inventories are required to meet seasonal demand patterns and will vary depending on the time of year. Historically, the largest allocation of working capital to fund inventory has been approximately $84 million. In addition to the working capital required for inventory, Keyera typically utilizes approximately $25 to $45 million to finance the other components of working capital.

Risks

The majority of cash flow is derived from the Gathering and Processing and NGL Infrastructure business segments. The operating income generated from gathering and processing facilities is not significantly exposed to changes in operating costs due to the nature of most fee structures, which provide a mechanism for the recovery of operating costs.

The most significant exposure faced by the Gathering and Processing and NGL Infrastructure businesses over the long term is related to declines in throughput volumes. Without reserve additions, third party production will decline over time as reserves are depleted. Declining production volumes may translate into lower throughput and cash flow at Keyera's plants and facilities. However, these facilities are located in significant natural gas supply areas of the Western Canada Sedimentary Basin and have high barriers to entry for new competitors.

Keyera's cash flows may also be adversely affected by the occurrence of common hazards and environmental risks related to the natural gas gathering, processing and pipeline transportation business, such as the failure of equipment, systems or processes, operator error, labour disputes, disputes with owners of interconnected facilities, catastrophic events or acts of terrorism. To mitigate these operational and environmental risks, Keyera maintains written standard operating practices, formally assesses and documents employee competency, and maintains formal inspection, maintenance, safety and environmental programs. In addition, Keyera carries casualty and business interruption insurance, although there can be no assurance that the proceeds of such insurance will compensate Keyera fully for any losses nor can it be assured that such insurance will be available in the future.

The most significant exposure faced by the Marketing business is fluctuation in the prices of the commodities that Keyera buys and sells. (See "Marketing Risk Management" in this MD&A.)

For a further discussion of the risks identified in this MD&A, other risks and trends that could affect the performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and Keyera's Annual Information Form available on SEDAR.

Keyera's future debt levels are primarily dependent on operating cash flows, working capital requirements and capital investment programs. Management expects the Fund's 2008 capital expenditures and distributions to be funded by cash flow from operations and borrowing on available debt facilities.

Debt covenants

Keyera has established credit facilities consisting of a $150 million committed unsecured revolving term facility that matures on April 21, 2010 and $30 million of unsecured revolving demand facilities. These credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. base rate loans, Libor loans or Bankers' Acceptances rates. As of December 31, 2007 there were no drawings under these Credit Facilities.

The bank credit facilities contain a covenant that the Fund and its subsidiaries will not distribute in any twelve month period more than 105% of the distributable cash flow attributable to that twelve month period. For the year ended December 31, 2007, Keyera distributed 66% of its distributable cash flow, using the definitions in the bank credit facilities. Those facilities are also subject to two major financial covenants: "Debt to EBITDA" and "Debt to Capitalization". The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated

by referring to the Fund's financial statements. The definitions in the credit agreements provide for the deduction of net working capital items in the calculation of debt. The following are the ratios as calculated in accordance with the covenants as at December 31, 2007:

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Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 3.5	1.59
Debt to Capitalization not to exceed 0.55	0.26

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Keyera has $335 million of long-term senior unsecured notes as follows: $20 million bearing interest at 5.42% and maturing in August 2008; $90 million bearing interest at 5.23% and maturing in October 2009; $52.5 million bearing interest at 5.79% and maturing in August 2010; $52.5 million bearing interest at 6.155% and maturing in August 2013; $60 million bearing interest at 5.89% and maturing in December 2017; and $60 million bearing interest at 6.14% and maturing in December 2022. These notes are subject to three major financial covenants: "Consolidated Debt to Consolidated EBITDA", "Consolidated EBITDA to Consolidated Interest Charges" and "Priority Debt to Consolidated Total Assets".

The calculations for each of these ratios are based on specified definitions. The following are the ratios calculated in accordance with the covenants as at December 31, 2007 for the notes maturing in 2008, 2009, 2010 and 2013:

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Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 3.5	2.14
EBITDA to Interest Charges not less than 3.0	10.90
Priority Debt to Total Assets not to exceed 15%	0%

The following are the ratios calculated in accordance with the covenants as at December 31, 2007 for the notes maturing in 2017 and 2022:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 5.0	1.42
EBITDA to Interest Charges not less than 2.0	8.35
Priority Debt to Total Assets not to exceed 15%	0%

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Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions. Management expects that upon maturity of the credit facilities, adequate replacement facilities will be established.

Regulatory risk

Keyera is subject to a range of laws and regulations imposed by various levels of government and regulatory bodies in the jurisdictions in which it operates. In 2007, regulatory changes in the areas of taxation and the environment have had the most direct impact on Keyera. (See "Business Environment").

While these laws and regulations affect all dimensions of Keyera's activities, Keyera does not believe that they affect its operations in a manner materially different from other comparable businesses operating in the same jurisdictions. A more complete discussion of regulatory risks can be found in the Annual Information Form available on SEDAR.

Credit risk

Credit risk is the risk of loss resulting from non-performance of contractual payment obligations by a customer or counterparty. The majority of Keyera's accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. Keyera evaluates and monitors the financial strength of its customers in accordance with its credit policy.

Management believes these measures minimize Keyera's overall credit risk; however, there can be no assurance that these processes will protect against all losses from non-performance. At December 31, 2007, the accounts receivable from Keyera's two largest customers accounted for less than 1% of accounts receivable (2006 - less than 1%).

With respect to counterparties for financial instruments used for economic hedging purposes, Keyera limits its credit risk by dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies that significantly reduce overall counterparty credit risk.

Marketing risk management

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. Most of these contracts are priced at floating market prices. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold and from fluctuations in the margins between purchase prices and sales prices.

The prices of the products that are marketed by Keyera are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil and natural gas markets and other factors. In many circumstances, particularly in NGL marketing, purchase and sale contracts are not perfectly matched as they are entered into at different times, locations and values. Further, Keyera normally has a long position in most of the NGL products that it markets and may store NGLs in order to meet seasonal demand and take advantage of seasonal pricing differentials, thereby resulting in inventory risk. Because crude oil margins are earned by capturing spreads between different qualities of crude oil, Keyera's crude oil midstream business is subject to variability in price differentials between crude oil streams. In both Keyera's NGL and crude oil marketing businesses, margins can vary significantly from period to period and volatility in the markets for these products may cause distortions in financial results from period to period that are not replicable.

To some extent, Keyera reduces elements of risk exposure through the integration of its Marketing business with its Facilities businesses. In spite of this integration, Keyera remains exposed to market and commodity price risk. Keyera manages this commodity risk in a number of ways, including the use of financial contracts and by offsetting some physical and financial contracts in terms of volumes, timing of performance and delivery obligations. For example, in the context of NGL marketing, because NGL product prices are related to the price of crude oil, crude oil financial contracts are one of the more common hedging strategies that Keyera uses. This strategy is subject to basis risk between the prices of crude oil and the NGL products and therefore cannot be expected to fully offset future propane, butane and condensate price movements. Further, there is no guarantee that hedging and

other efforts to manage the marketing and inventory risks will generate profits or mitigate all the market and inventory risks associated with these activities. To the extent that Keyera engages in these kinds of hedging activities, it is also subject to credit risks associated with counterparties with whom it contracts.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments generated 56% of 2007 operating margin and are not subject to foreign currency rate risk. All sales and virtually all purchases are denominated in Canadian dollars. In the Marketing business, approximately US$240.1 million of sales were priced in U.S. dollars in 2007.

Commitments

Keyera has assumed various contractual obligations in the normal course of its operations. At December 31, 2007, the obligations that represent known future cash payments that are required under existing contractual arrangements are as follows:

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Payments Due by Period

Contractual obligations	Total $	2008 $	2009 $	2010 $	2011 $	2012 $	After 2012 $
Long-term debt(1)	335,000	20,000	90,000	52,500	-	-	172,500
Operating leases(2)	33,845	8,749	7,926	6,359	4,964	3,915	1,932
Purchase obligations(3)	-	-	-	-	-	-	-
Total contractual obligations	368,845	28,749	97,926	58,859	4,964	3,915	174,432

(1) Long-term debt obligations do not include interest payments.

(2) Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation.

(3) Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to eleven years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current market prices. The future volumes and prices for these contracts cannot be reasonably determined.

Unitholder Distributions

Comparison of distributions paid to cash flow from operating activities and net earnings

The following table presents a comparison of distributions paid to net earnings and cash flow from operating activities:

(Thousands of Canadian dollars)	Three months ended Dec. 31, 2007	Twelve months ended Dec. 31, 2007	2006	2005
Cash flow from operating				

activities	45,497	119,825	110,656	62,147
Net earnings	40,027	14,479	68,078	60,680
Cash distributions paid	22,952	89,799	86,509	77,013
Excess (shortfall) of cash flow from operating activities over distributions paid	22,545	30,026	24,147	(14,866)
Excess (shortfall) of net earnings over distributions paid	17,075	(75,320)	(18,431)	(16,333)

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In 2007, cash flow from operating activities was $119.8 million, $30.0 million greater than distributions paid. Included in the calculation of cash flow from operating activities was $25.5 million to fund an increase in non-cash working capital. In the fourth quarter of 2007, cash flow from operating activities was $45.5 million, including $3.9 million generated from a decrease in non-cash working capital. Cash flow from operating activities both in the fourth quarter of 2007 and for the year were sufficient to fund cash distributions paid.

Cash distributions paid for 2007 of $89.8 million exceeded net earnings by $75.3 million. The shortfall is attributable to the inclusion of non-cash items for future income taxes ($72.6 million), depreciation, amortization and accretion ($44.5 million) and unrealized losses on financial instruments ($12.6 million) in the calculation of net income. In the fourth quarter of 2007, net earnings of $40.0 million exceeded cash distributions by $17.0 million.

Future income taxes can fluctuate from period to period as a result of changes in tax laws and rates (such as the enactment in the second quarter of 2007 of the tax on distributions of flow-through entities or the reduction of income tax rates in 2006 and 2007) or changes in the operating results of the underlying operating entities of Keyera. These items do not affect cash flow generated in the current period.

Non-cash charges such as depreciation and amortization are based upon the historical cost of Keyera's property, plant and equipment and do not accurately represent the fair market value or the replacement cost of the assets in today's economic environment, nor do they affect cash flow generated in the current period.

Non-cash unrealized gains and losses on financial instruments result from Keyera's use of financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options to manage some of the commodity price risk inherent in the marketing business. Their fair value is determined based upon estimates of future prices. The change in fair value of these contracts during the current period has no effect on cash flow generated. Upon settlement in future periods, the unrealized estimate is reversed and the realized gain or loss is included in earnings.

Due to the inclusion of such non-cash charges in net earnings, distributions paid may exceed net earnings. Although non-cash charges do not affect current period cash generation, any excess of distributions over net earnings would be a return of unitholders' capital.

Distributable Cash Flow

Distributable cash flow is not a standard measure under GAAP and therefore may not be comparable to similar measures reported by other entities. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions.

Following is a reconciliation of distributable cash flow to its most closely related GAAP measure, cash flow from operating activities.

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Distributable Cash Flow	Three Months Ended	Twelve months ended

(Thousands of Canadian dollars)	December 31, 2007	December 31, 2006(1)	December 31, 2007	December 31, 2006(1)
Cash flow from operating activities	45,497	42,130	119,825	110,656
Add (deduct):				
Changes in non cash working capital	(3,885)	(13,584)	25,450	(6,545)
Maintenance capital	(192)	(288)	(1,437)	(3,011)
Non-controlling interest distributable cash flow	-	(285)	(369)	(1,153)
Distributable cash flow	41,420	27,973	143,469	99,947
Distributions to unitholders	22,965	21,742	90,206	86,605

(1) The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of unrealized foreign exchange gains and losses. For the three and twelve months ended December 31, 2006, $287 and $228 of unrealized foreign exchange gains have been included in the change in non-cash working capital.

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Distributable cash flow of $41.4 million in the fourth quarter of 2007 and $143.5 million for the year exceeded distributions to unitholders of $18.5 million and $53.3 million in the respective periods.

Changes in non-cash working capital are excluded from the determination of distributable cash flow because they are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. Also deducted from distributable cash flow are maintenance capital expenditures that are funded from current operating cash flow.

Distribution policy

In determining the level of cash distributions to unitholders, Keyera's Board of Directors takes into consideration current and expected future levels of distributable cash flow (including income tax), capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors.

Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. These changes in non-cash working capital are therefore excluded in the determination of distributable cash flow.

Over the long-term, Keyera expects to pay distributions from distributable cash flow. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although Keyera intends to continue to make regular monthly cash distributions to its unitholders, these distributions are not guaranteed.

Sustainability of productive capacity

Keyera's Gathering and Processing and NGL Infrastructure segments operate long-life infrastructure assets consisting of natural gas processing plants and gathering systems, NGL processing plants, storage facilities and transportation facilities. These facilities provide services to numerous energy producers over a wide geographic area. Throughput at each natural gas processing plant is dependent upon the natural gas production of third party producers within the capture area or franchise area of the plant. Demand for fractionation, storage and transportation services is dependent upon the supply of NGL mix obtained from the processing of third party raw natural gas and the market demand for end-use products (propane, butane and condensate).

Keyera has comprehensive inspection, monitoring and maintenance programs

in place. The objectives of these programs are to keep the facilities in good working order and to maintain their ability to operate reliably for many years. These maintenance and repair expenditures totaled $3.4 million in the fourth quarter of 2007 and $29.5 million for the year. Of these amounts, $3.2 million and $28.0 million were included in operating costs and will be recovered through the fee structure over varying periods of time, depending upon the fee structure. At these levels of maintenance and repair, Keyera's plants and facilities can continue to operate safely for decades to come. Significant capital expenditures are not normally required to maintain the existing productive capacity, but may be required if significant changes are made in regulatory requirements.

Several of Keyera's sour gas plants rely on acid gas injection to dispose of the hydrogen sulphide and other waste products removed during processing. Acid gas injection involves the injection and sequestration of carbon dioxide and hydrogen sulphide into depleted underground reservoirs. The sustainability of this process is dependent upon the availability of suitable reservoirs. If suitable reservoirs were not available, alternate processes would be required, the capacity of the plant could be reduced or expenditures required to replace the lost capacity would be necessary. These alternatives would have an adverse effect on cash flow.

Cash flows from operating activities are determined primarily by the quantity and composition of product throughput at the facility and the fee structure. Throughput is influenced by the ongoing development activities of numerous third parties who may increase production volumes by drilling new wells, tying in previously drilled wells, completing new zones in existing wells or enhancing production volumes through stimulation or enhanced recovery techniques. If third parties are unsuccessful in their development activities, Keyera's cash flow could be adversely affected despite having physical capacity available. Growth capital expenditures are generally undertaken to expand capture areas, add new capacity or introduce new services. If Keyera is unsuccessful in extending capture areas or adding new capacity and services, cash flow from operating activities may be reduced.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Additional information on the capacities and constraints related to Keyera's plants, other risks and trends that could affect the financial performance of Keyera and the steps taken to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's 2007 Annual Information Form, which is available on SEDAR.

Units and Convertible Debentures

During 2007, $1.7 million of convertible debentures (before adjustment for deferred financing costs) were converted into 143,321 trust units and 190,298 trust units were issued under the DRIP in consideration of $3.3 million, bringing the total units outstanding at December 31, 2007 to 61,264,372. Convertible debentures outstanding at December 31, 2007 were $21.8 million.

FUND REORGANIZATION

In June 2007, Unitholders approved an internal reorganization of Keyera's legal structure (the "Reorganization"). Due to interpretation issues surrounding the SIFT Legislation, Keyera amended certain elements of the Reorganization prior to implementation. On January 2, 2008, upon receipt of a favourable advance ruling from the Canada Revenue Agency and the final order from the Alberta Court of Queen's Bench approving the plan of arrangement for the amended Reorganization, the Reorganization was completed. The Reorganization is described in detail in the Material Change Report as filed on SEDAR (www.sedar.com) on January 11, 2008.

The Reorganization streamlined Keyera's legal structure and simplified accounting, legal reporting and income tax compliance, all of which is expected to reduce the general and administrative costs associated with these activities. As a result of the amendments to the Reorganization, there were not any significant immediate tax savings within Keyera's structure, but the

new structure does permit Keyera to defer the utilization of some tax pools until after January 1, 2011. This enhanced tax planning flexibility should enable Keyera to minimize the amount of cash taxes payable in 2011, when Keyera is expected to become taxable under the SIFT Legislation.

Keyera is looking at a variety of options to continue to enhance it tax planning flexibility, including the possibility of undertaking a further restructuring depending on whether amendments are made to the SIFT Legislation. (See "Business Environment - New Tax on Flow-through Entities"). As well, Keyera plans to reduce the use of its available tax deductions from 2008 through 2010, thereby increasing deductions available for the years after 2010.

Accounting Matters and Controls

Changes in Accounting Policies

On January 1, 2007, we adopted the following Canadian Institute of Chartered Accountants ("CICA") Handbook Sections:

- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments - Recognition and Measurement;
- Section 3861, Financial Instruments - Presentation and Disclosure; and
- Section 3865, Hedges.

For a description of the new accounting policies and the impact on the Fund's financial statements including the impact on the Fund's deferred financing fees, long-term debt and opening accumulated deficit refer to note 2 of the Consolidated Financial Statements for the year ended December 31, 2007.

Future Accounting and Reporting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Fund at this time.

Financial Instruments - Disclosures and Presentation

The AcSB has issued CICA Handbook Sections 3862 and 3863, Financial Instruments - Disclosures, and Financial Instruments - Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These standards will be effective for the Fund for periods ending after January 1, 2008.

Capital Disclosures

The AcSB has issued CICA Handbook Section 1535, Capital Disclosures, which requires entities to disclose their objectives, policies and processes for managing capital and whether they are in compliance with any externally imposed capital requirements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Inventories

The AcSB has issued CICA Handbook Section 3031, Inventories, which essentially modifies guidance relating to the scope, measurement and allocation of costs for inventory. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Goodwill and Intangible Assets

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2009.

Control Environment

Disclosure Controls and Procedures

As of December 31, 2007, the Chief Executive Officer and the Chief Financial Officer together with Keyera's management have evaluated the design and effectiveness of Keyera's disclosure controls and procedures. They concluded that, as of the end of the period covered by this report, Keyera's disclosure controls and procedures were adequate and effective in ensuring that material information relating to the Fund and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Internal Control Over Financial Reporting

As of December 31, 2007, under the supervision of and with the participation of Keyera's management, including the Chief Executive Officer and the Chief Financial Officer, internal control over financial reporting has been designed and maintained in order to provide reasonable assurance regarding the reliability of financial reporting. During the quarter ended December 31, 2007, there have been no material changes in internal control over financial reporting.

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Selected Financial Information

The following table presents selected annual financial information for the Fund:

(Thousands of Canadian dollars, except per unit information)	2005	2006	2007
Operating revenues			
- Marketing	1,013,334	1,161,899	1,250,541
- Gathering and Processing	139,274	166,736	187,490
- NGL Infrastructure	34,959	39,888	41,110
Net earnings	60,680	68,078	14,479
Net earnings per unit ($/unit):			
- Basic	1.03	1.12	0.24
- Diluted	0.96	1.10	0.24
Distributions to unitholders	78,541	86,605	90,206
Distributions to unitholders per unit ($/unit)	1.33	1.43	1.48

Trust Units outstanding (thousands)			
- Weighted average (basic)	58,947	60,604	61,098
- Weighted average (diluted)	63,075	62,794	61,098
Total assets	1,218,160	1,223,012	1,330,999
Total long-term financial liabilities	345,955	338,499	517,740

>>

2007 compared to 2006

For 2007 revenues from Marketing were $1,250.5 million, an increase of $88.6 million compared to the previous year. Higher prices, partially offset by lower volumes, and the growing contribution from the crude oil midstream business accounted for the increase. Also included in 2007 revenues were $20.0 million of charges related to the settlement and change in fair value of financial contracts that were part of Keyera's risk management program.

Revenues from facilities were $228.6 million, up $22.0 million compared to 2006.

Gathering and Processing revenue for 2007 was $187.5 million, an increase of $20.8 million, or 12%, compared to the previous year. The increase was due primarily to higher throughput in the Foothills Region, the flow through of turnaround costs incurred at the Rimbey, Brazeau River and Bigoray gas plants, the conversion of fixed fee arrangements to flow-through arrangements and incremental fees from the new compression added at the Rimbey gas plant in late 2006 and early 2007.

NGL Infrastructure revenue for 2007 was $41.1 million, an increase of $1.2 million, or 3%, compared to the previous year. The increase is primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility.

Consolidated net earnings for 2007 were $14.5 million, a decrease of $53.6 million from 2006. The decrease was due primarily to the non-cash future income tax expense, higher general and administrative costs, interest expense and depreciation charges, partially offset by strong operating margins in all segments.

The Fund declared $90.2 million of distributions to unitholders in 2007, an increase of $3.6 million due to an increase in the distributions paid per unit in May 2007, as well as a greater number of units outstanding resulting from conversions of debentures and the DRIP.

2006 compared to 2005

For 2006, revenues from Marketing were $1,161.9 million, an increase of $148.6 million compared 2005. Approximately $52.3 million of the increase was due to the growth of the crude oil midstream business that commenced operation in the fourth quarter of 2005. Also included in revenue was $7.0 million related to the settlement and change in fair value of financial contracts that were part of Keyera's risk management program. The remainder was primarily due to higher NGL volumes and prices compared to last year.

Revenues from facilities were $206.6 million, up $32.4 million compared to 2005.

Gathering and Processing revenue for 2006 was $166.7 million, an increase of $27.5 million, or 20%, compared to the previous year. The increase was due primarily to higher throughput increasing sour raw gas volumes, which attract a higher processing fee, at the Brazeau River gas plant, the recovery of expenses incurred during the Chinchaga and Strachan gas plant maintenance turnarounds and increased ownership in the Strachan gas plant for the full year.

NGL Infrastructure revenue for 2006 was $39.9 million, an increase of $4.9 million, or 14%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility, as well as a non-recurring adjustment of approximately $1 million earned upon the expiration of a long-term contract in the first quarter of 2006.

Consolidated net earnings for 2006 were $68.1 million, an increase of $7.4 million from 2005. This increase was primarily attributable to the strong contribution of the storage business in the NGL Infrastructure segment, lower long-term incentive plan costs in the general and administrative expenses and the recovery of future income taxes in the second quarter of 2006. Partially offsetting this were lower operating margins experienced in the third and fourth quarters of 2006 in the Marketing segment, primarily attributable to the weakening of product margins.

The Fund declared $86.6 million of distributions to unitholders in 2006, an increase of $8.1 million. The increase was due to higher average distributions per unit in 2006, as well as a higher number of units outstanding resulting from conversions of debentures and the DRIP.

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The following table presents selected quarterly financial information for the Fund:

Three months ended (Thousands of Canadian dollars)

	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006
Operating revenues:				
- Marketing	316,841	279,241	279,492	286,325
- Gathering and Processing	38,053	40,772	44,290	43,621
- NGL Infrastructure	9,606	8,549	10,878	10,855
Net earnings(1)	15,384	25,969	11,797	14,928
Net earnings per unit ($/unit)				
Basic	0.26	0.43	0.19	0.25
Diluted	0.22	0.39	0.16	0.24
Trust units outstanding (thousands)				
Weighted average (basic)	60,291	60,560	60,692	60,865
Weighted average (diluted)	63,321	62,768	62,817	62,869
Distributions to unitholders	21,553	21,631	21,679	21,742

Three months ended (Thousands of Canadian dollars)

	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Operating revenues:				
- Marketing	307,342	292,326	276,957	373,916
- Gathering and Processing	41,949	44,277	50,744	50,520
- NGL Infrastructure	9,692	9,525	10,044	11,849
Net earnings(1)	19,012	(59,870)	15,310	40,027
Net earnings per unit ($/unit)				
Basic	0.31	(0.98)	0.25	0.65
Diluted	0.31	(0.95)	0.25	0.64
Trust units outstanding (thousands)				
Weighted average (basic)	60,972	61,061	61,136	61,219
Weighted average (diluted)	62,918	62,967	63,011	63,059
Distributions to unitholders	21,773	22,538	22,931	22,965

(1) Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the

use of other comprehensive income and therefore comprehensive income equals net earnings.

>>

December 31, 2007 compared to September 30, 2007

Marketing revenues of $373.9 million in the fourth quarter of 2007 increased from the third quarter of 2007 by $96.9 million. This increase was due to the seasonal increase in sales volumes and higher prices.

Net earnings were $40.0 million, an increase of $24.7 million due primarily to the strong operating margins earned in the Marketing segment and the recognition of a $11.7 million future income tax recovery.

September 30, 2007 compared to June 30, 2007

Third quarter Marketing revenues of $277.0 million decreased from the prior quarter by $15.4 million. This decrease was due to a combination of lower NGL volumes, particularly in butane and condensate, and the effect of the $5.7 million of unrealized loss on financial instruments.

Gathering and Processing revenue of $50.7 million increased by $6.5 million due to higher throughput at most plants and higher fees at the Bigoray and Brazeau River gas plants. Furthermore, volumes at the Rimbey gas plant improved over the previous quarter as it was taken offline for a 17-day turnaround in the second quarter.

Net earnings were $15.3 million, an increase of $75.2 million from previous quarter. This increase was primarily due to the recording of $80.2 million of future income taxes in the second quarter as a result of the Canadian government enacting taxation on publicly traded income trusts. Without the effect of this non-cash future income tax expense, net earnings for the third quarter decreased by $5.1 million from the second quarter, largely due to lower Marketing operating margins.

June 30, 2007 compared to March 31, 2007

For the second quarter of 2007, Marketing revenues of $292.3 million decreased by $15.0 million from the prior quarter. This decrease in revenues was due primarily to a seasonal decline in sales volumes.

Gathering and Processing revenue of $44.3 million increased by $2.3 million primarily due to higher throughput volumes in the Foothills Region, despite maintenance turnarounds at the Rimbey gas plant, Keyera's largest facility, and the Brazeau North gas plant.

NGL Infrastructure revenue of $9.5 million remained relatively unchanged from the first quarter of 2007, reflecting the long-term storage contracts established in early 2007.

A net loss of $59.9 million was recorded, a decrease of $78.9 million from the prior quarter. This loss was due to the recording of an $80.2 million provision for future income tax expense resulting from the enactment of the Canadian government's tax on publicly traded income trusts starting in 2011.

March 31, 2007 compared to December 31, 2006

Marketing revenues of $307.3 million increased by $21.0 million due to strong seasonal demand for propane over the last quarter of 2006. First quarter butane margins and demand continued to improve over the previous quarter, along with the market conditions for condensate. Keyera's crude oil midstream also contributed to the increase in Marketing revenue.

Gathering and Processing revenue for the first quarter of 2007 was $41.9 million, a decrease of $1.7 million from the last quarter of 2006. The decrease in revenue was due to a slight decrease in throughput volume in the West Central Region offset by higher volumes in the Foothills Region.

Operating revenues from NGL Infrastructure were $9.7 million, a decrease of $1.2 million from the fourth quarter of 2006. This decrease was primarily due to lower fractionation revenues, particularly at the Fort Saskatchewan facility.

Net earnings were $19.0 million, an increase of $4.1 million from the previous quarter. This increase was primarily due to stronger marketing operating margins offset by higher general and administrative costs.

December 31, 2006 compared to September 30, 2006

Marketing revenues of $286.3 million in the fourth quarter of 2006 increased from the third quarter of 2006 by $6.8 million. This increase was largely due to the seasonal increase in sales volumes.

NGL Infrastructure revenue of $10.9 million was consistent with the prior quarter.

Net earnings were $14.9 million, an increase of $3.1 million due to higher margins experienced in the NGL Infrastructure segment and lower Gathering and Processing expenses.

September 30, 2006 compared to June 30, 2006

Gathering and Processing revenue of $44.3 million increased by $3.5 million due to higher throughput, the increasingly sour gas at the Brazeau River gas plant which attracts a higher processing fee and the recovery of expenses incurred during the Chinchaga gas plant turnaround.

NGL Infrastructure revenue of $10.9 million increased by $2.3 million primarily due to increased NGL storage revenues at Fort Saskatchewan.

Net earnings were $11.8 million, a decrease of $14.2 million from the previous quarter. This decrease was primarily due to the recovery of future income taxes experienced in the second quarter.

June 30, 2006 compared to March 31, 2006

For the second quarter of 2006, Marketing revenues of $279.2 million decreased by $37.6 million from the prior quarter. This decrease in revenues was due primarily to a seasonal decline in sales volumes.

Gathering and Processing revenue of $40.8 million increased by $2.7 million primarily due to increased ownership in the Strachan gas plant.

NGL Infrastructure revenue of $8.5 million decreased by $1.1 million in comparison to the first quarter of 2006 due to a non-recurring final contract adjustment experienced in the first quarter.

Net earnings were $26.0 million, an increase of $10.6 million from the prior quarter. This increase in earnings was primarily attributable to the recovery of future income taxes resulting from the reduction of statutory tax rates in future years.

Investor Information

Distributions to Unitholders

Distributions to Unitholders were $0.375 per unit in the fourth quarter and $1.48 per unit for the full year. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors will consider increasing the level of cash distributions when it is confident that such increase can be sustained.

Taxability of Distributions

For income tax purposes, distributions paid and declared to Canadian residents in 2007 were 66.2% return of capital with the remainder ordinary income. Additional information is available on Keyera's website under "Investor Information". Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

Keyera currently anticipates distributions will be largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's

operating entities. Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form.

Supplementary Information

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under Investor Information, Financial Information.

In the third quarter, Keyera realigned its Gathering and Processing assets into new business regions, the Foothills Region and the North Central Region. To assist in analysis, Keyera has reformatted its historical supplementary information to conform to the new business regions.

YEAR-END 2007 Results Conference Call and Webcast

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the year-end 2007 results at 8:00 am Mountain (10:00 am Eastern) on Wednesday, February 27, 2008. Callers may participate by either dialing 800-732-9303 or 416-644-3417. A recording of the call will be available for replay until midnight, March 5, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21260574 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under Investor Information, Webcasts. Shortly after the call, an audio archive will be posted on the website for 90 days.

Questions

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

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Keyera Facilities Income Fund
Consolidated Statements of Financial Position
As at December 31
(Thousands of Canadian dollars)

As at:	2007 $	2006 $
ASSETS		
Current assets		
Cash	15,657	-
Accounts receivable	243,889	160,112
Inventory	76,594	53,939
Asset held for sale (note 7)	-	4,200
Other current assets	2,299	4,327
	338,439	222,578
Property, plant and equipment (note 3)	914,087	924,947
Intangible assets (note 4)	6,394	10,553
Goodwill (note 4)	71,234	64,934
Future income tax assets (note 9)	845	-
	1,330,999	1,223,012

LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	-	96
Accounts payable and accrued liabilities	235,124	148,318
Distributions payable (note 12)	7,658	7,251
Credit facilities (note 5)	-	107,984
Current portion of long-term debt (note 5)	20,000	-
	262,782	263,649
Long-term debt (note 5)	313,243	215,000
Convertible debentures (note 6)	21,476	23,542
Asset retirement obligation (note 8)	37,807	34,533
Future income tax liabilities (note 9)	145,214	65,424
	780,522	602,148
Non-controlling interest (note 18)	-	2,744
Unitholders' equity		
Unitholders' capital (note 10)	681,925	677,025
Deficit	(131,448)	(58,905)
	550,477	618,120
	1,330,999	1,223,012

See accompanying notes to the consolidated financial statements
Commitments and contingencies (note 15)
Subsequent event (note 19)

Approved on behalf of the Fund by its administrator, Keyera Energy Management Ltd.:

(Signed) Wesley R. Twiss
Director

(Signed) James V. Bertram
Director

Keyera Facilities Income Fund
Consolidated Statements of Net Earnings, Comprehensive Income and Deficit
For the Year Ended December 31
(Thousands of Canadian dollars, except unit information)

	2007 $	2006 $
Operating revenues		
Marketing	1,250,541	1,161,899
Gathering and Processing	187,490	166,736
NGL Infrastructure	41,110	39,888
	1,479,141	1,368,523
Operating expenses		
Marketing	1,172,010	1,102,045
Gathering and Processing	103,792	96,558
NGL Infrastructure	24,253	23,956
	1,300,055	1,222,559
	179,086	145,964

General and administrative	21,882	18,892
Interest expense on long-term indebtedness	16,077	13,838
Other interest expense	4,099	4,318
Depreciation and amortization	42,040	39,843
Accretion expense (note 8)	2,482	2,257
Impairment expense	728	373
	87,308	79,521
Earnings before income tax and non-controlling interest	91,778	66,443
Income tax expense (recovery) (note 9)	76,993	(2,660)
Earnings before non-controlling interest	14,785	69,103
Non-controlling interest	306	1,025
Net earnings	14,479	68,078
Other comprehensive income	-	-
Comprehensive income (note 2)	14,479	68,078
Deficit, beginning of year	(58,905)	(40,378)
Change in accounting policies (note 2)	3,184	-
Distributions to unitholders (note 12)	(90,206)	(86,605)
Deficit, end of year	(131,448)	(58,905)
Weighted average number of units (thousands) (note 11)		
- basic	61,098	60,604
- diluted	61,098	62,794
Net earnings per unit (note 11)		
- basic	0.24	1.12
- diluted	0.24	1.10

See accompanying notes to the consolidated financial statements

Keyera Facilities Income Fund
Consolidated Statements of Cash Flows
For the Years Ended December 31
(Thousands of Canadian dollars)

Net inflow (outflow) of cash:	2007 $	2006 $
Operating activities		
Net earnings	14,479	68,078
Items not affecting cash:		
Depreciation and amortization	42,040	39,843
Accretion expense	2,482	2,257
Impairment expense	728	373
Unrealized loss (gain) on financial instruments	12,563	(263)
Loss on sale of assets	245	-
Future income tax expense (recovery) (note 9)	72,645	(7,042)
Non-controlling interest	306	1,025
Asset retirement obligation expenditures (note 8)	(213)	(160)
Changes in non-cash operating working capital (note 16)	(25,450)	6,545

	119,825	110,656
Investing activities		
Capital expenditures	(25,313)	(73,868)
Acquisition of non-controlling interest (note 18)	(6,716)	-
Proceeds on sale of assets	4,704	-
Additions to intangibles	-	(1,115)
Changes in non-cash working capital (note 16)	(1,114)	(651)
	(28,439)	(75,634)
Financing activities		
(Repayment) issuance of debt under credit facilities (note 5)	(107,984)	41,984
Issuance of long-term debt, net of financing costs (note 5)	118,895	-
Issuance of trust units (note 10)	3,255	4,252
Distributions paid to unitholders (note 12)	(89,799)	(86,509)
Distributions or dividends paid to others	-	(479)
	(75,633)	(40,752)
Net cash inflow (outflow)	15,753	(5,730)
(Bank indebtedness) cash, beginning of year	(96)	5,634
Cash (bank indebtedness), end of year	15,657	(96)

See accompanying notes to the consolidated financial statements
See note 16 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), and Rimbey Pipeline Limited Partnership ("RPLP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Fund and all controlled entities. All material intercompany accounts and transactions have been eliminated upon consolidation.

Measurement uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These include the recoverability of assets and the amounts recorded for depreciation, amortization, accretion and asset retirement obligations, which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets. The recognized amounts of such items are based on management's best information and judgment.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect at the transaction date. Exchange gains and losses are recorded in earnings in the period they are incurred.

Revenue recognition

Marketing revenue
Revenue from marketing NGLs and natural gas and from crude oil midstream activities is recognized based on volumes delivered to customers at contracted delivery points and rates and when collection is reasonably assured.

Gathering and Processing revenue
Gathering and Processing revenue is generated through fixed fee arrangements or flow-through arrangements that are designed to recover operating costs and provide a return on capital. Amounts collected in excess of the recoverable amounts under flow-through arrangements are recorded as a current liability. Recoverable amounts in excess of the amounts collected under flow-through arrangements are recorded as a current receivable. Revenue is recognized when services have been performed and collection is reasonably assured. Revenue from take or pay arrangements is recognized as service is provided or upon expiry of the commitment, whichever occurs later.

NGL Infrastructure revenue
Revenue from transportation, processing and storage of NGLs is recognized through fee-for-service arrangements. The fee is comprised of a fixed charge per unit transported or processed. Revenue is recognized when services have been performed and collection is reasonably assured.

Joint ventures

Substantially all gathering and processing and NGL infrastructure activities are conducted jointly with others, and accordingly these financial statements reflect only the Fund's indirect proportionate

interest in such activities.

Cash and cash equivalents

Cash may include cash equivalents such as short-term investments with maturities of three months or less when purchased.

Inventory

Inventory is comprised primarily of NGL product for sale through the marketing operations. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis, calculated monthly.

Property, plant and equipment

Property, plant and equipment consist primarily of natural gas processing and gathering systems, NGL infrastructure facilities and marketing storage facilities, which were recorded at cost. Depreciation of these facilities is provided for on a straight-line basis over the estimated useful life of each facility. The depreciation periods range from five to thirty-two years for Gathering and Processing, twelve to thirty-one years for NGL Infrastructure, two to twenty-four years for Marketing and six to twenty-two years for corporate assets.

Impairment on property, plant and equipment is measured in a two-step process. Step one calculates the net recoverable amount, determined by the undiscounted future cash flows of the asset or asset group. Step two determines the impairment amount, equal to the difference between the carrying amount and fair value. Fair value is determined by discounting future estimated cash flows.

Intangible assets

Goodwill
Goodwill resulted from business combinations and represents the portion of the purchase price that was in excess of the fair value of net identifiable assets acquired. Goodwill is recorded at cost and is not subject to amortization. It is tested at least annually for impairment. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures, including present value calculations of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. The Fund also considers its market capitalization as of the date of the impairment test. If the carrying amount of the reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings.

Other intangible assets
Other intangible assets consist of the marketing business contributed by the partners upon formation of the Partnership and marketing business contracts acquired on business combinations and asset purchases. These assets were recorded at fair market value upon initial recognition and are being amortized over their estimated economic life. The unamortized balance of these intangible assets is

assessed periodically for impairment based on management's best estimates of future net revenues from the Marketing business.

Asset retirement obligation

The asset retirement cost, deemed to be the fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and amortization. Amortization of asset retirement costs is included in depreciation and amortization in the consolidated statement of net earnings. The amount of the liability is revised periodically in accordance with changes in the assumptions and estimates underlying the calculations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expense in the consolidated statement of net earnings, over the estimated time period until settlement of the obligation. Actual expenditures incurred are charged against the asset retirement obligation.

Income taxes

Under the Canadian Income Tax Act, the Fund is considered to be a "mutual fund trust" and, until December 31, 2010, is taxable only to the extent that its income is not distributed or distributable to its unitholders. The Fund is contractually committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable in its hands.

All subsidiaries of the Fund follow the liability method of accounting for income taxes. Under this method, these subsidiaries record the future income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect a change in the income tax rates and the adjustment is recognized in earnings in the period in which the change occurs.

Unit-based compensation

The Fund has a Long Term Incentive Plan ("LTIP"), which is disclosed in note 13. The LTIP is a stock appreciation right as defined by the Canadian Institute of Chartered Accountants. The amount recognized in compensation expense is determined by multiplying the number of units deemed to have been earned by the current market price of the units. Fluctuations in the price of the trust units will change the accrued compensation expense and are recognized when they occur.

Net earnings per unit

Basic net earnings per unit are calculated by dividing net earnings, by the weighted average number of units outstanding during the period. For the calculation of the weighted average number, trust units are determined to be outstanding from the date they are issued. Diluted net earnings per unit are calculated by adding the weighted average number of units outstanding during the period to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "if-converted" method.

Distributions to unitholders

The monthly amount of the distributions to unitholders of the Fund is defined in the Fund Declaration of Trust. The computation of the distributions to unitholders is comprised of cash amounts received or receivable as distributions or interest income.

Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

CHANGES IN ACCOUNTING POLICIES

Financial instruments

On January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1506, Accounting Changes;
- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments - Recognition and Measurement;
- Section 3861, Financial Instruments - Disclosure and Presentation; and
- Section 3865, Hedges.

The Fund has adopted these standards in accordance with their transition provisions and comparative consolidated financial statements have not been restated. The Fund has selected January 1, 2004 as the date for identification of embedded derivatives. Transition amounts have been recorded in opening deficit.

All financial instruments must initially be recognized at fair value on the balance sheet. Subsequent measurement of the financial instruments is based on their classification. The Fund has classified each financial instrument into one of the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Financial assets held to maturity
- Financial assets available for sale
- Other financial liabilities

The classification depends on the characteristics and the purpose for which the financial instruments were acquired. Except in very limited circumstances, the classification of financial instruments is not changed subsequent to initial recognition.

Held for trading

Financial assets and financial liabilities classified as held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Derivative instruments and cash have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers. Transaction costs related to financial assets and financial liabilities classified as held for trading are charged to earnings as incurred.

Available for sale

Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Currently, the Fund does not have any financial assets classified as available for sale. Transaction costs related to financial assets classified as available for sale would be charged to earnings as they occur.

Held to maturity

Financial assets held to maturity are measured at amortized cost using the effective interest rate method of amortization. Currently, the Fund does not have any financial assets classified as held to maturity. Transaction costs related to financial assets held to maturity would be charged to earnings as they occur.

Loans or receivables

Loans or receivables are measured at amortized cost using the effective interest rate method of amortization. Trade accounts receivables have been classified in this category. The related transaction costs would be charged to earnings as they arise.

Other financial liabilities

Other financial liabilities include accounts payable, accrued liabilities, distributions payable, short-term debt, convertible debentures and long-term debt. With the exception of derivative instruments, the Fund has classified all financial liabilities as other financial liabilities. Transaction costs relating to short-term liabilities are charged to earnings as they occur. For long-term liabilities, the transaction costs that are directly attributable to the issuance of a financial liability are included with the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Derivatives and embedded derivatives

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. The Fund uses financial instruments such as commodity price swaps, electricity price swaps, foreign exchange forward contracts, and interest rate swaps to manage its risks.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivatives may include those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. With the adoption of the new accounting standards on financial instruments, such embedded derivatives are now to be accounted for separately from the host contract.

Derivative instruments, including embedded derivatives, are

classified as held for trading and are recorded on the consolidated statements of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

Hedge accounting

Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 reduction to the opening deficit. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities. The effect on basic and diluted net earnings per unit was $0.05.

Comprehensive income

Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future Accounting and Reporting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Fund at this time.

Financial Instruments - Disclosures and Presentation

The AcSB has issued CICA Handbook Sections 3862 and 3863, Financial Instruments - Disclosures, and Financial Instruments - Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entitity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities

are offset. These standards will be effective for the Fund for periods ending after January 1, 2008.

Capital Disclosures

The AcSB has issued CICA Handbook Section 1535, Capital Disclosures, which requires entities to disclose their objectives, policies and processes for managing capital and whether they are in compliance with any externally imposed capital requirements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Inventories

The AcSB has issued CICA Handbook Section 3031, Inventories, which essentially modifies guidance relating to the scope, measurement and allocation of costs for inventory. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Goodwill and Intangible Assets

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2009.

3. Property, plant and equipment

As at December 31, 2007	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	841,671	(166,455)	675,216
NGL Infrastructure	276,807	(53,087)	223,720
Marketing	12,761	(771)	11,990
Corporate	9,311	(6,150)	3,161
Total	1,140,550	(226,463)	914,087

As at December 31, 2006	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	826,591	(141,875)	684,716
NGL Infrastructure	264,658	(39,843)	224,815
Marketing	12,179	(254)	11,925
Corporate	8,616	(5,125)	3,491
Total	1,112,044	(187,097)	924,947

Costs associated with assets under development, excluded from costs subject to depreciation, totaled $7,461 as at December 31, 2007

(2006 - $1,757).

During the year, a non-core gas plant was written down to its net realizable value, recognizing a $728 impairment expense.

4. Intangible assets and goodwill

As at December 31, 2007	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing(a)	39,219	-	39,219
NGL Infrastructure(a)	32,015	-	32,015
Marketing(b)	19,290	(12,896)	6,394
Total	90,524	(12,896)	77,628

As at December 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing(a)	39,219	-	39,219
NGL Infrastructure(a)	25,715	-	25,715
Marketing(b)	19,290	(10,223)	9,067
Corporate(c)	3,333	(1,847)	1,486
Total	87,557	(12,070)	75,487

(a) Intangible assets for the Gathering and Processing and NGL Infrastructure segments consist of goodwill.

(b) Intangible assets for the Marketing segment consist of the marketing business contributed by the Partners when the Partnership was first formed, the marketing business of EnerPro acquired in 2004 and the marketing contracts acquired with the U.S. propane terminals in 2006. These assets are being amortized over the remaining economic life of one to six years. Amortization expense for the year ended December 31, 2007 was $2,673 (2006 - $1,930).

(c) For 2006, intangible assets for the corporate segment related to deferred financing fees. Upon adoption of the new accounting standards on financial instruments (note 2), deferred financing fees were reclassified to their related debt balances and amortized using the effective interest rate method over the remaining terms of the related debt. Long-term debt deferred financing fees are discussed further in note 5. Convertible debenture deferred financing fees are discussed further in note 6.

5. Credit facilities and long-term debt

As at	2007 $	2006 $
Bank credit facilities(a)	-	100,984
Revolving demand loan(a)	-	7,000
Total credit facilities	-	107,984

Current portion of long-term debt(b)	20,000	-
Long-term debt(b)	315,000	215,000
Deferred financing costs(1)	(1,757)	-
Total long-term debt	333,243	215,000

(1) Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 2).
Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the year ended December 31, 2007 was 5.74% (2006 - 5.43%). As at December 31, 2007, the balance outstanding on the bank credit facilities was $nil (2006 - $107,984).

On July 12, 2007, the $7,000 unsecured revolving demand loan facility related to a subsidiary of the Partnership was terminated.

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the year ended December 31, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the year ended December 31, 2006).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the year ended December 31, 2007 was 5.37% (2006 - 5.23%).

On September 4, 2007, $80,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership and the Fund in two tranches: $40,000 due in 2017 bearing interest at 5.89% and $40,000 due in 2022 bearing interest at 6.14%. On December 2, 2007, a further $40,000 of unsecured senior notes were issued by KEFL in two tranches: $20,000 due in 2017 bearing interest at 5.89% and $20,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $1,104 have been deferred and are amortized using the effective interest rate method over the terms of the related debt. The effective interest rates for the period were 5.94% and 6.18% for the notes due in 2017 and 2022 respectively.

6. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $1,613 has been accrued for the twelve months ended December 31, 2007 (2006 - $1,776). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At December 31, 2007, $78,178 debentures had been converted to trust units (2006 - $76,458).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at December 31, 2007, $2,857 has been reclassified to unitholders' equity (2006 - $2,782). As at December 31, 2007, $346 of deferred financing costs remain. The effective interest rate for the year ended December 31, 2007 was 7.36% (2006 - 6.75%).

7. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

8. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

For the year ended December 31	2007 $	2006 $
Asset retirement obligation, beginning of year	34,533	27,776
Liabilities acquired	644	151
Liabilities settled	(213)	(160)
Revisions in estimated cash flows	361	4,509
Accretion expense	2,482	2,257
Asset retirement obligation, end of year	37,807	34,533

The total undiscounted amount of cash flows required to settle the asset retirement obligations is $183,042 which has been discounted using a credit-adjusted risk-free rate of 7% (2006 - $183,159). The majority of these obligations are expected to be settled between 2018 and 2038. No assets have been legally restricted for settlement of the liability.

9. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a

transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences were originally recorded at a tax-effected rate of 31.5%.

During the fourth quarter of 2007, the federal government substantively enacted a 3.5% reduction to its federal corporate income tax rates. Accordingly, the Fund has recorded the temporary differences applicable to the Fund at a rate of 28% resulting in a $5.6 million reduction to the original future income tax expense of $80.2 million recorded in the second quarter of 2007.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

	2007 $	2006 $
Earnings before tax and non-controlling interest	91,778	66,443
Income from the Fund distributable to unitholders	(8,652)	(36,061)
Income before taxes - operating subsidiaries	83,126	30,382
Income tax at statutory rate of 32.12% (2006 - 34.49%)	26,700	10,479
Impact of recording temporary differences of the Partnership	71,305	-
Non deductible items excluded from income for tax purposes	4,104	(142)
Rate adjustments and changes in estimates	(21,281)	(10,356)
Benefit of long-term incentive plan previously not recorded	-	(2,202)
Benefit of non-capital losses previously not recorded	(786)	(46)
Resource allowance	-	3
Adjustments to tax pool balances	(3,239)	(198)
Other	190	(198)
	76,993	(2,660)
Classified as:		
Current	4,348	4,382
Future	72,645	(7,042)
Income tax expense (recovery)	76,993	(2,660)

For income tax purposes, the Fund and its subsidiaries have non-capital losses carried forward of approximately $2,981 at December 31, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at December 31, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future

income tax liability with a corresponding increase to goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and increase to goodwill was recorded relating to the acquisition of the minority interest in RPLP (see note 18).

The future income tax (liabilities) assets relate to losses and to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

	2007 $	2006 $
Property, plant and equipment	(152,747)	(71,611)
Asset retirement obligation	9,992	4,308
Long-term incentive plan	1,954	1,513
Non-capital losses	(38)	3,475
Intangible assets	(941)	(616)
Other	(3,434)	(2,493)
Future income tax liabilities	(145,214)	(65,424)
Property, plant and equipment	(444)	-
Asset retirement obligation	78	-
Non-capital losses	832	-
Intangible assets	379	-
Future income tax assets	845	-

10. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	60,125,193	665,914
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	60,930,753	677,025
Units issued on conversion of convertible debentures	143,321	1,645
Units issued pursuant to DRIP	190,298	3,255
Balance, December 31, 2007	61,264,372	681,925

11. Net earnings per unit

Basic per unit calculations for the years ended December 31, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the years ended December 31, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

	2007 $	2006 $
Net earnings - basic	14,479	68,078
Effect of convertible debentures (net of tax)(1)	-	1,161
Net earnings - diluted	14,479	69,239

(1) The effect of convertible debentures has been excluded for 2007 as it is anti-dilutive.

(thousands)	2007	2006
Weighted average number of units - basic	61,098	60,604
Additional units if debentures converted(1)	-	2,190
Weighted average number of units - diluted	61,098	62,794

(1) The effect of convertible debentures has been excluded for 2007 as it is anti-dilutive.

12. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	131,383
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	217,988
Unitholders' distributions declared and paid	82,548
Unitholders' distributions declared	7,658
Balance, December 31, 2007	308,194

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders of record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

13. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $5,519 for the year ended December 31, 2007 (2006 - $2,319).

During the year ended December 31, 2007, 237,294 units were purchased on the market at a cost of $4,429 and 191,327 units were settled in cash for $3,472.

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions

per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2005 Grant	July 1, 2006 Grant	July 1, 2007 Grant	Payout Multiplier
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 - 1.39	1.42 - 1.51	1.44 - 1.51	50%-99%
Second range	1.40 - 1.55	1.52 - 1.71	1.52 - 1.67	100%-199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of December 31, 2007, 485,105 Performance Unit Awards (2006 - 529,867) were outstanding: 164,580 effective July 1, 2005, 144,050 effective July 1, 2006 and 176,475 effective July 1, 2007. The compensation cost recorded for these units for the year ended December 31, 2007 was $4,485 using the applicable closing market price of a unit of the Fund (2006 - $1,367).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005, July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of December 31, 2007, 92,275 Restricted Unit Awards (2006 - 98,735) were outstanding: 14,167 effective July 1, 2005, 26,333 effective July 1, 2006 and 51,775 effective July 1, 2007. The compensation cost recorded for these units for the year ended December 31, 2007 was $1,034 using the applicable closing market price of a unit of the Fund (2006 - $952).

14. Financial instruments

Financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some

service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

On occasions, the Fund will enter into NGL purchase and sale contracts that are settled in a currency other than the currency that are routinely denominated for such commercial transactions. In these instances, the Fund accounts for these non-financial contracts as embedded derivatives.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at December 31, 2007, $3,112 of assets held for trading were included in accounts receivable and $12,566 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized (losses) gains, representing the change in fair value of derivative contracts are recorded in Marketing operating revenue and NGL Infrastructure operating expense.

The unrealized (loss) gain relating to derivative contracts were as follows:

Unrealized (loss) gain	2007 $	2006 $
Marketing	(12,007)	263
NGL Infrastructure	(556)	-

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at December 31, 2007	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	(98)	(98)	6.90/GJ	198,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	444	444	55/MWh	21,960 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(11,984)	(11,984)	77.97/Bbl	717,345 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	2,489	2,489	78.43/Bbl	153,999 Bbls
Currency:				
Seller of forward				

contracts (maturing by January 25, 2008)	111	111	1.0199/USD	US$ 6,500
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(417)	(417)	53.67/Bbl	54,584 Bbls
As at December 31, 2006				
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2007)	-	(130)	7.78/GJ	90,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	-	1,031	55/MWh	43,860 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 30, 2007)	211	211	72.25/Bbl	450,000 Bbls
Currency:				
Seller of forward contracts (maturing by January 26, 2007)	(287)	(287)	1.1477/USD	US$16,350
Physical contracts:				
Seller of fixed price forward contracts	-	-	-	-

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At December 31, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (2006 - less than 1%). Revenue from the two largest customers amounted to 15% of operating revenue for the year ended December 31, 2007 (2006 - 11%). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments, where

all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$240,149 of sales were priced in U.S. dollars for the year ended December 31, 2007 (2006 - US$313,191).

The Fund realized and recorded $930 of foreign currency loss in Marketing operating expenses for the twelve months ended December 31, 2007 (2006 - $742). A further $1,488 of unrealized foreign currency gains were recorded in Marketing operating expenses for the year ended December 31, 2007 (2006 - $784).

Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At December 31, 2007, fixed rate borrowings comprised 100% of total debt outstanding (2006 - 67%). The fair value of the senior fixed rate debt at December 31, 2007 was $337,589 (2006 - $224,457) based on third party estimates. The fair value of the Fund's unsecured convertible debentures at December 31, 2007 was $32,078 (2006 - $31,782) as determined by reference to quoted market price for the Fund's debentures.

15. Commitments and contingencies

The Fund, through its operating entities has assumed various contractual obligations and agreements in the normal course of its operations. The agreements range from one to eleven years and relate to the processing of a major oil and gas producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. At December 31, 2007, the obligations that represent known future cash payments that are required under existing contractual arrangements are as follows:

Payments Due by Period

Contractual obligations	Total $	2008 $	2009 $	2010 $	2011 $	2012 $	After 2012 $
Long-term debt(1)	335,000	20,000	90,000	52,500	-	-	172,500
Operating leases(2)	33,845	8,749	7,926	6,359	4,964	3,915	1,932
Purchase obligations(3)	-	-	-	-	-	-	-
Total contractual obligations	368,845	28,749	97,926	58,859	4,964	3,915	174,432

(1) Long-term debt obligations do not include interest payments.
(2) Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation.
(3) Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to eleven years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current market prices. The future volumes and prices for these contracts cannot be reasonably determined.

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

16. Supplemental cash flow information:

Changes in non-cash working capital

	As at December 31, 2007 $	2006 $
Cash provided by (used in):		
Accounts receivable	(92,743)	31,410
Inventory	(22,655)	(2,232)
Other current assets	2,028	(285)
Accounts payable and accrued liabilities	86,806	(22,999)
Changes in non-cash working capital	(26,564)	5,894
Relating to:		
Operating activities	(25,450)	6,545
Investing activities	(1,114)	(651)
Other cash flow information:		
Interest paid	17,381	18,486
Taxes paid	1,839	4,601

17. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, natural gas, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Year ended December 31, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	1,250,541	191,164	71,079	-	1,512,784
Inter-segment revenue	-	(3,674)	(29,969)	-	(33,643)

External revenue	1,250,541	187,490	41,110	-	1,479,141
Operating expenses	(1,205,653)	(103,792)	(24,253)	-	(1,333,698)
Inter-segment expenses	33,643	-	-	-	33,643
External operating expenses	(1,172,010)	(103,792)	(24,253)	-	(1,300,055)
	78,531	83,698	16,857	-	179,086
General and administrative, interest and other	-	-	-	(42,058)	(42,058)
Depreciation and amortization	(3,190)	(28,211)	(9,613)	(1,026)	(42,040)
Accretion expense	(6)	(2,097)	(379)	-	(2,482)
Impairment expense	-	(728)	-	-	(728)
Earnings (loss) before income tax and non-controlling interest	75,335	52,662	6,865	(43,084)	91,778
Income tax (expense) recovery	987	-	(4,680)	(73,300)	(76,993)
Earnings (loss) before non-controlling interest	76,322	52,662	2,185	(116,384)	14,785
Identifiable assets	256,459	782,079	270,160	22,301	1,330,999
Capital expenditures	550	19,585	8,150	694	28,979(1)

(1) Total capital expenditures include $3,666 relating to the amount allocated to property, plant and equipment as a result of the acquisition of RPLP (see note 18).

Year ended December 31, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	1,161,899	170,184	69,072	-	1,401,155
Inter-segment revenue	-	(3,448)	(29,184)	-	(32,632)
External revenue	1,161,899	166,736	39,888	-	1,368,523
Operating expenses	(1,134,677)	(96,558)	(23,956)	-	(1,255,191)
Inter-segment expenses	32,632	-	-	-	32,632
External operating expenses	(1,102,045)	(96,558)	(23,956)	-	(1,222,559)
	59,854	70,178	15,932		145,964

General and administrative, interest and other	-	-	-	(37,048)	(37,048)
Depreciation and amortization	(3,299)	(27,291)	(8,653)	(600)	(39,843)
Accretion expense	(10)	(1,950)	(297)	-	(2,257)
Impairment expense	-	(373)	-	-	(373)
Earnings (loss) before income tax and non-controlling interest	56,545	40,564	6,982	(37,648)	66,443
Income tax recovery (expense)	(143)	-	(4,133)	6,936	2,660
Earnings (loss) before non-controlling interest	56,402	40,564	2,849	(30,712)	69,103
Identifiable assets	163,826	789,843	261,649	7,694	1,223,012
Capital expenditures	12,040	45,498	14,573	1,757	73,868

	2007 $	2006 $
Marketing revenue derived from export sales to the U.S.	77,583	84,577
Property, plant and equipment located in the U.S.	11,990	11,925

18. Non-controlling interest

In the first quarter of 2007, a subsidiary of the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and a subsidiary of the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the consolidated statement of financial position.

19. Subsequent Events

On January 2, 2008, the Fund completed an internal reorganization of certain of its subsidiaries. As a result of the reorganization, the Partnership is now directly owned by the Fund and KEML no longer has an interest in the Partnership. It is expected that the future income tax liability will increase by approximately $3.5 million in 2008 as a result of the higher future income tax rate applicable to the Fund. This tax rate is approximately 2.5% higher than the future income tax rate recorded by KEML. On January 2, 2008, the Fund's revolving demand facility with the Toronto Dominion Bank was increased from $10,000 to $15,000. The terms of the facility, including interest rates charged, remain unchanged.

Corporate Information

Board of Directors

E. Peter Lougheed(1)(3)
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram(4)
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Executive Director and
Deputy Chairman
National Grid plc
New York, New York

Michael B.C. Davies(2)
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird(3)(4)
Corporate Director
Calgary, Alberta

H. Neil Nichols(2)(3)
Management Consultant
Smiths Cove, Nova Scotia

William R. Stedman(3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss(2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

Marzio Isotti
Vice President, Foothills Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, North Central Region

David A. Sentes
Vice President, Comptroller

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q4 2007

TSX:KEY.UN - Cdn $	
High	$19.90
Low	$16.38
Close December 31, 2007	$19.90
Volume	7,902,560
Average Daily Volume	125,437

Auditors
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations
Contact:
John Cobb or Bradley White
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir(at)keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

>>

%SEDAR: 00019203E

/For further information: Keyera's Investor Relations Department at (403) 205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com; Information on Keyera can also be found on our website at www.keyera.com/

(KEY.DB. KEY.UN.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 18:11e 26-FEB-08

Deloitte.

Auditors' Report

To the Unitholders of
Keyera Facilities Income Fund

We have audited the consolidated statements of financial position of **Keyera Facilities Income Fund** as at December 31, 2007 and 2006 and the consolidated statements of net earnings, comprehensive income, accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of Keyera Energy Management Ltd. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Keyera Facilities Income Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta
February 22, 2008

Keyera Facilities Income Fund
Consolidated Statements of Financial Position
As at December 31
(Thousands of Canadian dollars)

As at:	**2007 $**	2006 $
ASSETS		
Current assets		
Cash	**15,657**	—
Accounts receivable	**243,889**	160,112
Inventory	**76,594**	53,939
Asset held for sale *(note 7)*	—	4,200
Other current assets	**2,299**	4,327
	338,439	222,578
Property, plant and equipment *(note 3)*	**914,087**	924,947
Intangible assets *(note 4)*	**6,394**	10,553
Goodwill *(note 4)*	**71,234**	64,934
Future income tax assets *(note 9)*	**845**	—
	1,330,999	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	—	96
Accounts payable and accrued liabilities	**235,124**	148,318
Distributions payable *(note 12)*	**7,658**	7,251
Credit facilities *(note 5)*	—	107,984
Current portion of long-term debt *(note 5)*	**20,000**	—
	262,782	263,649
Long-term debt *(note 5)*	**313,243**	215,000
Convertible debentures *(note 6)*	**21,476**	23,542
Asset retirement obligation *(note 8)*	**37,807**	34,533
Future income tax liabilities *(note 9)*	**145,214**	65,424
	780,522	602,148
Non-controlling interest *(note 18)*	—	2,744
Unitholders' equity		
Unitholders' capital *(note 10)*	**681,925**	677,025
Deficit	**(131,448)**	(58,905)
	550,477	618,120
	1,330,999	1,223,012

See accompanying notes to the consolidated financial statements
Commitments and contingencies (*note 15)*
Subsequent event *(note 19)*

Approved on behalf of the Fund by its administrator, Keyera Energy Management Ltd.:

(Signed) Wesley R. Twiss
Director

(Signed) James V. Bertram
Director

Keyera Facilities Income Fund
Consolidated Statements of Net Earnings, Comprehensive Income and Deficit For the Year Ended December 31
(Thousands of Canadian dollars, except unit information)

	2007 $	2006 $
Operating revenues		
Marketing	**1,250,541**	1,161,899
Gathering and Processing	**187,490**	166,736
NGL Infrastructure	**41,110**	39,888
	1,479,141	1,368,523
Operating expenses		
Marketing	**1,172,010**	1,102,045
Gathering and Processing	**103,792**	96,558
NGL Infrastructure	**24,253**	23,956
	1,300,055	1,222,559
	179,086	145,964
General and administrative	**21,882**	18,892
Interest expense on long-term indebtedness	**16,077**	13,838
Other interest expense	**4,099**	4,318
Depreciation and amortization	**42,040**	39,843
Accretion expense *(note 8)*	**2,482**	2,257
Impairment expense	**728**	373
	87,308	79,521
Earnings before income tax and non-controlling interest	**91,778**	66,443
Income tax expense (recovery) *(note 9)*	**76,993**	(2,660)
Earnings before non-controlling interest	**14,785**	69,103
Non-controlling interest	**306**	1,025
Net earnings	**14,479**	68,078
Other comprehensive income	—	—
Comprehensive income *(note 2)*	**14,479**	68,078
Deficit, beginning of year	**(58,905)**	(40,378)
Change in accounting policies *(note 2)*	3,184	—
Distributions to unitholders *(note 12)*	(90,206)	(86,605)
Deficit, end of year	**(131,448)**	(58,905)
Weighted average number of units (thousands) *(note 11)*		
- basic	**61,098**	60,604
- diluted	**62,989**	62,794
Net earnings per unit *(note 11)*		
- basic	**0.24**	1.12
- diluted	**0.24**	1.10

See accompanying notes to the consolidated financial statements

Keyera Facilities Income Fund
Consolidated Statements of Cash Flows
For the Years Ended December 31
(Thousands of Canadian dollars)

Net inflow (outflow) of cash:	**2007** **$**	2006 $
Operating activities		
Net earnings	**14,479**	68,078
Items not affecting cash:		
Depreciation and amortization	**42,040**	39,843
Accretion expense	**2,482**	2,257
Impairment expense	**728**	373
Unrealized loss (gain) on financial instruments	**12,563**	(263)
Loss on sale of assets	**245**	—
Future income tax expense (recovery) *(note 9)*	**72,645**	(7,042)
Non-controlling interest	**306**	1,025
Asset retirement obligation expenditures *(note 8)*	**(213)**	(160)
Changes in non-cash operating working capital *(note 16)*	**(25,450)**	6,545
	119,825	110,656
Investing activities		
Capital expenditures	**(25,313)**	(73,868)
Acquisition of non-controlling interest *(note 18)*	**(6,716)**	—
Proceeds on sale of assets	**4,704**	—
Additions to intangibles	**—**	(1,115)
Changes in non-cash working capital *(note 16)*	**(1,114)**	(651)
	(28,439)	(75,634)
Financing activities		
(Repayment) issuance of debt under credit facilities *(note 5)*	**(107,984)**	41,984
Issuance of long-term debt, net of financing costs *(note 5)*	**118,895**	—
Issuance of trust units *(note 10)*	**3,255**	4,252
Distributions paid to unitholders *(note 12)*	**(89,799)**	(86,509)
Distributions or dividends paid to others	**—**	(479)
	(75,633)	(40,752)
Net cash inflow (outflow)	**15,753**	(5,730)
(Bank indebtedness) cash, beginning of year	**(96)**	5,634
Cash (bank indebtedness), end of year	**15,657**	(96)

See accompanying notes to the consolidated financial statements
See note 16 for cash interest and taxes paid

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), and Rimbey Pipeline Limited Partnership ("RPLP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Summary of significant accounting policies

Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Fund and all controlled entities. All material intercompany accounts and transactions have been eliminated upon consolidation.

Measurement uncertainty

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These include the recoverability of assets and the amounts recorded for depreciation, amortization, accretion and asset retirement obligations, which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets. The recognized amounts of such items are based on management's best information and judgment.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect at the transaction date. Exchange gains and losses are recorded in earnings in the period they are incurred.

Revenue recognition

Marketing revenue

Revenue from marketing NGLs and natural gas and from crude oil midstream activities is recognized based on volumes delivered to customers at contracted delivery points and rates and when collection is reasonably assured.

Gathering and Processing revenue

Gathering and Processing revenue is generated through fixed fee arrangements or flow-through arrangements that are designed to recover operating costs and provide a return on capital. Amounts collected in excess of the recoverable amounts under flow-through arrangements are recorded as a

current liability. Recoverable amounts in excess of the amounts collected under flow-through arrangements are recorded as a current receivable. Revenue is recognized when services have been performed and collection is reasonably assured. Revenue from take or pay arrangements is recognized as service is provided or upon expiry of the commitment, whichever occurs later.

NGL Infrastructure revenue
Revenue from transportation, processing and storage of NGLs is recognized through fee-for-service arrangements. The fee is comprised of a fixed charge per unit transported or processed. Revenue is recognized when services have been performed and collection is reasonably assured.

Joint ventures
Substantially all gathering and processing and NGL infrastructure activities are conducted jointly with others, and accordingly these financial statements reflect only the Fund's indirect proportionate interest in such activities.

Cash and cash equivalents
Cash may include cash equivalents such as short-term investments with maturities of three months or less when purchased.

Inventory
Inventory is comprised primarily of NGL product for sale through the marketing operations. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis, calculated monthly.

Property, plant and equipment
Property, plant and equipment consist primarily of natural gas processing and gathering systems, NGL infrastructure facilities and marketing storage facilities, which were recorded at cost. Depreciation of these facilities is provided for on a straight-line basis over the estimated useful life of each facility. The depreciation periods range from five to thirty-two years for Gathering and Processing, twelve to thirty-one years for NGL Infrastructure, two to twenty-four years for Marketing and six to twenty-two years for corporate assets.

Impairment on property, plant and equipment is measured in a two-step process. Step one calculates the net recoverable amount, determined by the undiscounted future cash flows of the asset or asset group. Step two determines the impairment amount, equal to the difference between the carrying amount and fair value. Fair value is determined by discounting future estimated cash flows.

Intangible assets
Goodwill
Goodwill resulted from business combinations and represents the portion of the purchase price that was in excess of the fair value of net identifiable assets acquired. Goodwill is recorded at cost and is not subject to amortization. It is tested at least annually for impairment. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures, including present value calculations of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. The Fund also considers its market capitalization as of the date of the impairment test. If the carrying amount of the reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings.

Other intangible assets
Other intangible assets consist of the marketing business contributed by the partners upon formation of the Partnership and marketing business contracts acquired on business combinations and asset

purchases. These assets were recorded at fair market value upon initial recognition and are being amortized over their estimated economic life. The unamortized balance of these intangible assets is assessed periodically for impairment based on management's best estimates of future net revenues from the Marketing business.

Asset retirement obligation
The asset retirement cost, deemed to be the fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and amortization. Amortization of asset retirement costs is included in depreciation and amortization in the consolidated statement of net earnings. The amount of the liability is revised periodically in accordance with changes in the assumptions and estimates underlying the calculations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expense in the consolidated statement of net earnings, over the estimated time period until settlement of the obligation. Actual expenditures incurred are charged against the asset retirement obligation.

Income taxes
Under the Canadian Income Tax Act, the Fund is considered to be a "mutual fund trust" and, until December 31, 2010, is taxable only to the extent that its income is not distributed or distributable to its unitholders. The Fund is contractually committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable in its hands.

All subsidiaries of the Fund follow the liability method of accounting for income taxes. Under this method, these subsidiaries record the future income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect a change in the income tax rates and the adjustment is recognized in earnings in the period in which the change occurs.

Unit-based compensation
The Fund has a Long Term Incentive Plan ("LTIP"), which is disclosed in note 13. The LTIP is a stock appreciation right as defined by the Canadian Institute of Chartered Accountants. The amount recognized in compensation expense is determined by multiplying the number of units deemed to have been earned by the current market price of the units. Fluctuations in the price of the trust units will change the accrued compensation expense and are recognized when they occur.

Net earnings per unit
Basic net earnings per unit are calculated by dividing net earnings, by the weighted average number of units outstanding during the period. For the calculation of the weighted average number, trust units are determined to be outstanding from the date they are issued. Diluted net earnings per unit are calculated by adding the weighted average number of units outstanding during the period to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

Distributions to unitholders
The monthly amount of the distributions to unitholders of the Fund is defined in the Fund Declaration of Trust. The computation of the distributions to unitholders is comprised of cash amounts received or receivable as distributions or interest income.

CHANGES IN ACCOUNTING POLICIES

Financial instruments
On January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1506, Accounting Changes;
- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments – Recognition and Measurement;

- Section 3861, Financial Instruments – Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards in accordance with their transition provisions and comparative consolidated financial statements have not been restated. The Fund has selected January 1, 2004 as the date for identification of embedded derivatives. Transition amounts have been recorded in opening deficit.

All financial instruments must initially be recognized at fair value on the balance sheet. Subsequent measurement of the financial instruments is based on their classification. The Fund has classified each financial instrument into one of the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Financial assets held to maturity
- Financial assets available for sale
- Other financial liabilities

The classification depends on the characteristics and the purpose for which the financial instruments were acquired. Except in very limited circumstances, the classification of financial instruments is not changed subsequent to initial recognition.

Held for trading
Financial assets and financial liabilities classified as held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Derivative instruments and cash have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers. Transaction costs related to financial assets and financial liabilities classified as held for trading are charged to earnings as incurred.

Available for sale
Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Currently, the Fund does not have any financial assets classified as available for sale. Transaction costs related to financial assets classified as available for sale would be charged to earnings as they occur.

Held to maturity
Financial assets held to maturity are measured at amortized cost using the effective interest rate method of amortization. Currently, the Fund does not have any financial assets classified as held to maturity. Transaction costs related to financial assets held to maturity would be charged to earnings as they occur.

Loans or receivables
Loans or receivables are measured at amortized cost using the effective interest rate method of amortization. Trade accounts receivables have been classified in this category. The related transaction costs would be charged to earnings as they arise.

Other financial liabilities
Other financial liabilities include accounts payable, accrued liabilities, distributions payable, short-term debt, convertible debentures and long-term debt. With the exception of derivative instruments, the Fund has classified all financial liabilities as other financial liabilities. Transaction costs relating to short-term liabilities are charged to earnings as they occur. For long-term liabilities, the transaction costs that are directly attributable to the issuance of a financial liability are included with the fair value initially recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Derivatives and embedded derivatives
Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. The Fund uses financial instruments such as commodity price swaps, electricity price swaps, foreign exchange forward contracts, and interest rate swaps to manage its risks.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivatives may include those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. With the adoption of the new accounting standards on financial instruments, such embedded derivatives are now to be accounted for separately from the host contract.

Derivative instruments, including embedded derivatives, are classified as held for trading and are recorded on the consolidated statements of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

Hedge accounting
Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 reduction to the opening deficit. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities. The effect on basic and diluted net earnings per unit was $0.05.

Comprehensive income
Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future Accounting and Reporting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Fund at this time.

Financial Instruments – Disclosures and Presentation

The AcSB has issued CICA Handbook Sections 3862 and 3863, Financial Instruments – Disclosures, and Financial Instruments – Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entitity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These standards will be effective for the Fund for periods ending after January 1, 2008.

Capital Disclosures

The AcSB has issued CICA Handbook Section 1535, Capital Disclosures, which requires entities to disclose their objectives, policies and processes for managing capital and whether they are in compliance with any externally imposed capital requirements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Inventories

The AcSB has issued CICA Handbook Section 3031, Inventories, which essentially modifies guidance relating to the scope, measurement and allocation of costs for inventory. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Goodwill and Intangible Assets

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2009.

3. Property, plant and equipment

As at December 31, 2007	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	841,671	(166,455)	675,216
NGL Infrastructure	276,807	(53,087)	223,720
Marketing	12,761	(771)	11,990
Corporate	9,311	(6,150)	3,161
Total	**1,140,550**	**(226,463)**	**914,087**

As at December 31, 2006	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	859,540	(145,251)	714,289
NGL Infrastructure	231,709	(36,467)	195,242
Marketing	12,179	(254)	11,925
Corporate	8,616	(5,125)	3,491
Total	**1,112,044**	**(187,097)**	**924,947**

Costs associated with assets under development, excluded from costs subject to depreciation, totaled $7,461 as at December 31, 2007 (2006 - $1,757).

During the year, a non-core gas plant was written down to its net realizable value, recognizing a $728 impairment expense.

4. **Intangible assets and goodwill**

As at December 31, 2007	**Cost $**	**Accumulated Amortization $**	**Net Book Value $**
Gathering and Processing (a)	39,219	—	39,219
NGL Infrastructure (a)	32,015	—	32,015
Marketing (b)	19,290	(12,896)	6,394
	90,524	**(12,896)**	**77,628**

As at December 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing (a)	39,219	—	39,219
NGL Infrastructure (a)	25,715	—	25,715
Marketing (b)	19,290	(10,223)	9,067
Corporate (c)	3,333	(1,847)	1,486
Total	**87,557**	**(12,070)**	**75,487**

(a) Intangible assets for the Gathering and Processing and NGL Infrastructure segments consist of goodwill.

(b) Intangible assets for the Marketing segment consist of the marketing business contributed by the Partners when the Partnership was first formed, the marketing business of EnerPro acquired in 2004 and the marketing contracts acquired with the U.S. propane terminals in 2006. These assets are being amortized over the remaining economic life of one to six years. Amortization expense for the year ended December 31, 2007 was $2,673 (2006 - $1,930).

(c) For 2006, intangible assets for the corporate segment related to deferred financing fees. Upon adoption of the new accounting standards on financial instruments (note 2), deferred financing fees were reclassified to their related debt balances and amortized using the effective interest rate method over the remaining terms of the related debt. Long-term debt deferred financing fees are discussed further in note 5. Convertible debenture deferred financing fees are discussed further in note 6.

5. Credit facilities and long-term debt

As at	**2007** **$**	2006 $
Bank credit facilities (a)	—	100,984
Revolving demand loan (a)	—	7,000
Total credit facilities	—	107,984
Current portion of long-term debt (b)	**20,000**	—
Long-term debt (b)	**315,000**	215,000
Deferred financing costs[1]	**(1,757)**	—
Total long-term debt	**333,243**	215,000

[1] Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 2). Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the year ended December 31, 2007 was 5.74% (2006 - 5.43%). As at December 31, 2007, the balance outstanding on the bank credit facilities was $nil (2006 - $107,984).

On July 12, 2007, the $7,000 unsecured revolving demand loan facility related to a subsidiary of the Partnership was terminated.

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the year ended December 31, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the twelve months ended December 31, 2006).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the year ended December 31, 2007 was 5.37% (2006 - 5.23%).

On September 4, 2007, $80,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership and the Fund in two tranches: $40,000 due in 2017 bearing interest at 5.89% and $40,000 due in 2022 bearing interest at 6.14%. On December 2, 2007, a further $40,000 of unsecured senior notes were issued by KEFL in two tranches: $20,000 due in 2017 bearing interest at 5.89% and $20,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $1,104 have been deferred and are amortized using the effective interest rate method over the terms of the related debt. The effective interest rates for the period were 5.94% and 6.18% for the notes due in 2017 and 2022 respectively.

6. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in

arrears on June 30 and December 31 each year. Interest expense of $1,613 has been accrued for the twelve months ended December 31, 2007 (2006 - $1,776). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At December 31, 2007, $78,178 debentures had been converted to trust units (2006 - $76,458).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at December 31, 2007, $2,857 has been reclassified to unitholders' equity (2006 - $2,782). As at December 31, 2007, $346 of deferred financing costs remain. The effective interest rate for the twelve months ended December 31, 2007 was 7.36% (2006 - 6.75%).

7. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

8. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

For the year ended December 31	**2007** **$**	2006 $
Asset retirement obligation, beginning of year	**34,533**	27,776
Liabilities acquired	**644**	151
Liabilities settled	**(213)**	(160)
Revisions in estimated cash flows	**361**	4,509
Accretion expense	**2,482**	2,257
Asset retirement obligation, end of year	**37,807**	34,533

The total undiscounted amount of cash flows required to settle the asset retirement obligations is $183,042 which has been discounted using a credit-adjusted risk-free rate of 7% (2006 - $183,159). The majority of these obligations are expected to be settled between 2018 and 2038. No assets have been legally restricted for settlement of the liability.

9. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences were originally recorded at a tax-effected rate of 31.5%.

During the fourth quarter of 2007, the federal government substantively enacted a 3.5% reduction to its federal corporate income tax rates. Accordingly, the Fund has recorded the temporary differences applicable to the Fund at a rate of 28% resulting in a $5.6 million reduction to the original future income tax expense of $80.2 million recorded in the second quarter of 2007.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

	2007 $	2006 $
Earnings before tax and non-controlling interest	**91,778**	66,443
Income from the Fund distributable to unitholders	**(8,652)**	(36,061)
Income before taxes – operating subsidiaries	**83,126**	30,382
Income tax at statutory rate of 32.12% (2006 – 34.49%)	**26,700**	10,479
Impact of recording temporary differences of the Partnership	**71,305**	—
Non deductible items excluded from income for tax purposes	**4,104**	(142)
Rate adjustments and changes in estimates	**(21,281)**	(10,356)
Benefit of long-term incentive plan previously not recorded	—	(2,202)
Benefit of non-capital losses previously not recorded	**(786)**	(46)
Resource allowance	—	3
Adjustments to tax pool balances	**(3,239)**	(198)
Other	**190**	(198)
	76,993	(2,660)
Classified as:		
Current	**4,348**	4,382
Future	**72,645**	(7,042)
Income tax expense (recovery)	**76,993**	(2,660)

For income tax purposes, the Fund and its subsidiaries have non-capital losses carried forward of approximately $2,981 at December 31, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at December 31, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future income tax liability with a corresponding increase to goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and increase to goodwill was recorded relating to the acquisition of the minority interest in RPLP (see note 18).

The future income tax (liabilities) assets relate to losses and to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

	2007 $	2006 $
Property, plant and equipment	**(152,747)**	(71,611)
Asset retirement obligation	**9,992**	4,308
Long-term incentive plan	**1,954**	1,513
Non-capital losses	**(38)**	3,475
Intangible assets	**(941)**	(616)
Other	**(3,434)**	(2,493)
Future income tax liabilities	**(145,214)**	(65,424)
Property, plant and equipment	**(444)**	—
Asset retirement obligation	**78**	—
Non-capital losses	**832**	—
Intangible assets	**379**	—
Future income tax assets	**845**	—

10. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	**Number of Units**	**$**
Balance, January 1, 2006	**60,125,193**	**665,914**
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	**60,930,753**	**677,025**
Units issued on conversion of convertible debentures	143,321	1,645
Units issued pursuant to DRIP	190,298	3,255
Balance, December 31, 2007	**61,264,372**	**681,925**

11. Net earnings per unit

Basic per unit calculations for the years ended December 31, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the years ended December 31, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

	2007	2006
	$	$
Net earnings - basic	**14,479**	68,078
Effect of convertible debentures (net of tax)	**1,040**	1,161
Net earnings - diluted	**15,519**	69,239

(thousands)	2007	2006
Weighted average number of units - basic	**61,098**	60,604
Additional units if debentures converted	**1,891**	2,190
Weighted average number of units - diluted	**62,989**	62,794

12. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	**131,383**
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	**217,988**
Unitholders' distributions declared and paid	82,548
Unitholders' distributions declared	7,658
Balance, December 31, 2007	**308,194**

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders of record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

13. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $5,519 for the year ended December 31, 2007 (2006 - $2,319).

During the year ended December 31, 2007, 237,294 units were purchased on the market at a cost of $4,429 and 191,327 units were settled in cash for $3,472.

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

Three-year annual cash distributions per unit				
	July 1, 2005 Grant	**July 1, 2006 Grant**	**July 1, 2007 Grant**	**Payout Multiplier**
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 – 1.39	1.42 – 1.51	1.44 – 1.51	50%– 99%
Second range	1.40 – 1.55	1.52 – 1.71	1.52 – 1.67	100% – 199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of December 31, 2007, 485,105 Performance Unit Awards (2006 - 529,867) were outstanding: 164,580 effective July 1, 2005, 144,050 effective July 1, 2006 and 176,475 effective July 1, 2007. The compensation cost recorded for these units for the year ended December 31, 2007 was $4,485 using the applicable closing market price of a unit of the Fund (2006 - $1,367).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005, July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of December 31, 2007, 92,275 Restricted Unit Awards (2006 - 98,735) were outstanding: 14,167 effective July 1, 2005, 26,333 effective July 1, 2006 and 51,775 effective July 1, 2007. The compensation cost recorded for these units for the year ended December 31, 2007 was $1,034 using the applicable closing market price of a unit of the Fund (2006 - $952).

14. Financial instruments

Financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

On occasions, the Fund will enter into NGL purchase and sale contracts that are settled in a currency other than the currency that are routinely denominated for such commercial transactions. In these instances, the Fund accounts for these non-financial contracts as embedded derivatives.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at December 31, 2007, $3,112 of assets held for trading were included in accounts receivable and $12,566 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized (losses) gains, representing the change in fair value of derivative contracts are recorded in Marketing operating revenue and NGL Infrastructure operating expense.

The unrealized (loss) gain relating to derivative contracts were as follows:

Unrealized (loss) gain	**2007**	2006
Marketing	**(12,007)**	263
NGL Infrastructure	**(556)**	—

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at December 31, 2007	**Carrying Amount $**	**Fair Value $**	**Weighted Average Price $**	**Notional Volume**
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	(98)	(98)	6.90/GJ	198,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	444	444	55/MWh	21,960 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(11,984)	(11,984)	77.97/Bbl	717,345 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	2,489	2,489	78.43/Bbl	153,999 Bbls
Currency:				
Seller of forward contracts (maturing by January 25, 2008)	111	111	1.0199/USD	US$ 6,500
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(417)	(417)	53.67/Bbl	54,584 Bbls
As at December 31, 2006				
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2007)	—	(130)	7.78/GJ	90,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	—	1,031	55/MWh	43,860 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 30, 2007)	211	211	72.25/Bbl	450,000 Bbls
Currency:				
Seller of forward contracts (maturing by January 26, 2007)	(287)	(287)	1.1477/USD	US$16,350
Physical contracts:				
Seller of fixed price forward contracts	—	—	—	—

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value
The carrying values of accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk
The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At December 31, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (2006 – less than 1%). Revenue from the two largest customers amounted to 15% of operating revenue for the year ended December 31, 2007 (2006 – 11%). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk
The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$240,149 of sales were priced in U.S. dollars for the year ended December 31, 2007 (2006 – US$313,191).

The Fund realized and recorded $930 of foreign currency loss in Marketing operating expenses for the twelve months ended December 31, 2007 (2006 - $742). A further $1,488 of unrealized foreign currency gains were recorded in Marketing operating expenses for the year ended December 31, 2007 (2006 - $784).

Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

Interest rate risk
The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At December 31, 2007, fixed rate borrowings comprised 100% of total debt outstanding (2006 – 67%). The fair value of the senior fixed rate debt at December 31, 2007 was $337,589 (2006 - $224,457) based on third party estimates. The fair value of the Fund's unsecured convertible debentures at December 31, 2007 was $32,078 (2006 - $31,782) as determined by reference to quoted market price for the Fund's debentures.

15. Commitments and contingencies

The Fund, through its operating entities has assumed various contractual obligations and agreements in the normal course of its operations. The agreements range from one to eleven years and relate to the processing of a major oil and gas producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. At December 31, 2007, the obligations that represent known future cash payments that are required under existing contractual arrangements are as follows:

Payments Due by Period

Contractual obligations	Total $	2008 $	2009 $	2010 $	2011 $	2012 $	After 2012 $
Long-term debt[1]	335,000	20,000	90,000	52,500	—	—	172,500
Operating leases[2]	33,845	8,749	7,926	6,359	4,964	3,915	1,932
Purchase obligations[3]	—	—	—	—	—	—	—
Total contractual obligations	368,845	28,749	97,926	58,859	4,964	3,915	174,432

1 Long-term debt obligations do not include interest payments.

2 Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation.

3 Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to twelve years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current market prices. The future volumes and prices for these contracts cannot be reasonably determined.

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

16. Supplemental cash flow information:

Changes in non-cash working capital

	As at December 31, 2007 $	2006 $
Cash provided by (used in):		
Accounts receivable	**(92,743)**	31,410
Inventory	**(22,655)**	(2,232)
Other current assets	**2,028**	(285)
Accounts payable and accrued liabilities	**86,806**	(22,999)
Changes in non-cash working capital	**(26,564)**	5,894
Relating to:		
Operating activities	**(25,450)**	6,545
Investing activities	**(1,114)**	(651)
Other cash flow information:		
Interest paid	**17,381**	18,486
Taxes paid	**1,839**	4,601

17. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, natural gas, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Year ended December 31, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	1,250,541	191,164	71,079	—	1,512,784
Inter-segment revenue	—	(3,674)	(29,969)	—	(33,643)
External revenue	1,250,541	187,490	41,110	—	1,479,141
Operating expenses	(1,205,653)	(103,792)	(24,253)	—	(1,333,698)
Inter-segment expenses	33,643	—	—	—	33,643
External operating expenses	(1,172,010)	(103,792)	(24,253)	—	(1,300,055)
	78,531	83,698	16,857	—	179,086
General and administrative, interest and other	—	—	—	(42,058)	(42,058)
Depreciation and amortization	(3,190)	(28,211)	(9,613)	(1,026)	(42,040)
Accretion expense	(6)	(2,097)	(379)	—	(2,482)
Impairment expense	—	(728)	—	—	(728)
Earnings (loss) before income tax and non-controlling interest	75,335	52,662	6,865	(43,084)	91,778
Income tax (expense) recovery	987	—	(4,680)	(73,300)	(76,993)
Earnings (loss) before non-controlling interest	76,322	52,662	2,185	(116,384)	14,785
Identifiable assets	256,459	782,079	270,160	22,301	1,330,999
Capital expenditures	550	19,585	8,150	694	28,979[1]

[1] Total capital expenditures exclude $3,050 relating to the acquisition of RPLP that was applied to the non-controlling interest (see Note 18)

Year ended December 31, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	1,161,899	170,184	69,072	—	1,401,155
Inter-segment revenue	—	(3,448)	(29,184)	—	(32,632)
External revenue	1,161,899	166,736	39,888	—	1,368,523
Operating expenses	(1,134,677)	(96,558)	(23,956)	—	(1,255,191)
Inter-segment expenses	32,632	—	—	—	32,632
External operating expenses	(1,102,045)	(96,558)	(23,956)	—	(1,222,559)
	59,854	70,178	15,932		145,964
General and administrative, interest and other	—	—	—	(37,048)	(37,048)
Depreciation and amortization	(3,299)	(28,237)	(7,707)	(600)	(39,843)
Accretion expense	(10)	(1,950)	(297)	—	(2,257)
Impairment expense	—	(373)	—	—	(373)
Earnings (loss) before income tax and non-controlling interest	56,545	39,618	7,928	(37,648)	66,443
Income tax recovery (expense)	(143)	—	(4,133)	6.936	2,660
Earnings (loss) before non-controlling interest	56,402	39,618	3,795	(30,712)	69,103
Identifiable assets	163,826	819,416	232,076	7,694	1,223,012
Capital expenditures	12,040	45,498	14,573	1,757	73,868

	2007 **$**	2006 $
Marketing revenue derived from export sales to the U.S.	**77,583**	84,577
Property, plant and equipment located in the U.S.	**11,990**	11,925

18. Non-controlling interest

In the first quarter of 2007, a subsidiary of the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and a subsidiary of the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the consolidated statement of financial position.

19. Subsequent Event

On January 2, 2008, the Fund completed an internal reorganization of certain of its subsidiaries. As a result of the reorganization, the Partnership is now directly owned by the Fund and KEML no longer has an interest in the Partnership. It is expected that the future income tax liability will increase by approximately $3.5 million in 2008 as a result of the higher future income tax rate applicable to the Fund. This tax rate is approximately 2.5% higher than the future income tax rate recorded by KEML. On January 2, 2008, the Fund's revolving demand facility with the Toronto Dominion Bank was increased from $10,000 to $15,000. The terms of the facility, including interest rates charged, remain unchanged.

RECEIVED

2008 JUL 31 P 1:22

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of February 26, 2008 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund") and its subsidiaries (collectively "Keyera"). It should be read in conjunction with the accompanying audited consolidated financial statements of the Fund for the year ended December 31, 2007 and the notes thereto. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Measures such as operating margin (operating revenues minus operating expenses), distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) and EBITDA (earnings before interest, taxes, depreciation and amortization) are not standard measures under GAAP and therefore may not be comparable to similar measures reported by other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations, leverage, liquidity and financial position. Operating margin is used to assess the performance of specific segments before general and administrative expenses and other non-operating expenses. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions. EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", "project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. For example, the discussions with respect to possible amendments to federal legislation imposing taxes on the distributions of publicly traded income trusts and partnerships and the proposed

changes in the Alberta royalty system are based solely on news releases and background information prepared by the federal and Alberta governments respectively. Management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on Unitholders, and in particular any differential effects relating to Unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 26, 2008 (the "Annual Information Form") filed on SEDAR and available on the Keyera website at www.keyera.com.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on SEDAR at www.sedar.com.

BUSINESS ENVIRONMENT

Industry activity

In 2007, producers drilled 18,606 wells in Canada, down from the record levels of activity experienced over the last several years and 20% lower than in 2006. Drilling activity was affected by a number of factors, including low gas prices, high costs and a number of government regulatory and fiscal changes.

Despite this slowdown in activity levels, throughput at Keyera facilities increased by 3% compared to 2006. This increase partially reflects the tie-in of wells drilled in earlier years, but also reflects a more selective approach to exploration and development efforts by producers. Customers have indicated that they are choosing drilling locations that are close to existing infrastructure, allowing them to connect their production quickly. Often the gas reserves are rich in NGLs, resulting in higher producer netbacks.

In the fourth quarter, producers in Canada drilled almost 5,300 wells, down slightly from the third quarter of 2007, and down just 4% from the same period last year. On a go forward basis, the Petroleum Services Association of Canada is forecasting a similar number of wells to be drilled in the first quarter of 2008 as were drilled over the past two quarters.

In the foothills front region of Alberta, the number of wells drilled in the fourth quarter was 16% less than the fourth quarter of 2006. The average depth of wells drilled in this region in the fourth quarter was 2,144 metres, 11% lower than the same period last year. In the central Alberta region, the number of wells drilled was 20% lower than the same quarter last year, with the average depth per well remaining flat at 1,131 metres. British Columbia also experienced a decline in drilling, with wells drilled falling 5% compared to the fourth quarter of last year. The average depth per well in this area increased to over 2,300 metres, a 9% increase in depth compared to the fourth quarter of 2006.

Throughput volumes at most Keyera plants increased again in the fourth quarter, with overall throughputs up 6% compared to the third quarter of 2007 and up 9% from the fourth quarter of 2006. Producer activity around Keyera's plants, combined with Keyera's growth projects, were responsible for the increase.

Indications are that North American natural gas fundamentals may be strengthening. Recent North American natural gas demand has been strong and U.S. natural gas storage inventories are at their lowest level for this time of year since early 2005. The U.S. Energy Information Administration estimates that, if the U.S. has normal weather for the remainder of the winter, U.S. inventories will end the winter at normal levels, more than 20% below last year's end-of-winter levels. Keyera believes that these positive trends support continued drilling activity in western Canada, particularly on the western side of the basin where most of its facilities are located.

New Alberta royalty framework

On October 25, 2007 the Government of Alberta announced increases in royalties. The new royalty regime, which is expected to be implemented in 2009, will change the royalty structure for natural gas and conventional oil by adjusting sliding rate formulas that are price and volume sensitive. These changes result in higher royalty rates at current prices. In addition, new price sensitive formulas will be adopted for oil sands development at both the pre- and post-payout stages.

Keyera is not a royalty payor, and therefore is not directly affected by the proposed royalty changes. However, as a service provider to the upstream industry, Keyera will be affected by producers' responses to the new regime. Producers are continuing to assess the impact of the new royalty regime on their operations and future activities. Keyera is working with producers in the areas around its plants to determine what impact the proposed royalty changes may have on Keyera. Until we have stronger indications from producers with respect to their plans, the long term implications of the royalty announcement for Keyera are difficult to determine. Since many of Keyera's facilities are located west of the fifth meridian where gas drilling tends to be deeper, the Government's decision to retain a variation of the Deep Gas Drilling Program is a positive outcome for Keyera.

Further information about the new royalty framework is available from the Government of Alberta website at http://www.gov.ab.ca/ and a copy of the framework itself can be found at http://www.energy.gov.ab.ca/Org/Publications/royalty_Oct25.pdf.

Climate change regulations

In 2007, the Alberta government amended laws and regulations dealing with greenhouse gas emissions. The initiative is designed to reduce the emissions intensity (i.e. the amount of greenhouse gases emitted on a unit of production basis) of greenhouse gases at applicable facilities.

Under the new rules, existing large emitters must reduce net emissions intensity to 88% of the average emissions intensity at a facility between 2003 and 2005. If the actual emissions intensity is above the target, the facility licensee can generate or purchase "emissions offsets", or purchase fund credits at a cost of $15/tonne of CO_2 equivalent, or purchase emission "performance credits".

Keyera operates three facilities which are subject to these requirements: the Strachan, Rimbey and Brazeau River gas plants. Based on a worst case scenario, which assumes that Keyera purchases fund credits at $15/tonne and no offsets or credits are created or purchased at a cost that is less than $15/tonne, the anticipated cost of these new rules for Keyera is estimated at $408,000 in 2007. Thereafter, on an annual basis, the cost is expected to be approximately $1 million per year. Keyera's management anticipates that a portion of these costs will be recoverable from customers as flow-through operating costs. Projects implemented since 2002 at Keyera's facilities could generate emissions offsets or performance credits; however, it is premature to determine what benefit, if any, could be realized from such actions.

In January 2008, the Alberta government announced its intention to reduce projected greenhouse gas emissions in Alberta by 50% by 2050. No details of this initiative are currently available.

The federal government released the *Regulatory Framework for Air Emissions* (the "Framework") on April 26, 2007 which sets out new GHG and air pollutant ("AP") emission reduction targets for various industrial sectors, including the oil and gas industry. The Framework forms the basis for consultations and the draft GHG and AP regulations are expected to be released in the spring of 2008. The effect on Keyera can not be determined until the federal government provides additional information.

As part of the provincial budget brought down on February 19, 2008, the B.C. government announced a proposed broad-based carbon tax to be implemented effective July 1, 2008. According to the budget, the carbon tax initially will not apply to industrial emissions, including emissions from the oil and gas industry. The budget does not provide a timeframe for extension of the tax to industrial emissions. The effect on Keyera can not be determined until the B.C. government provides additional information.

Other environmental regulations

On October 2, 2007, the Government of Alberta announced a new cumulative effects initiative covering the "industrial heartland" area northeast of Edmonton. This initiative establishes targets for air, water and land quality and applies to all large industrial facilities within the area, including Keyera's Fort Saskatchewan facility. These facilities will be subject to cumulative airshed targets which are scheduled to come into effect in January 2009. Working groups have been or are being formed to deal with the allocation of the airshed objectives, water and land management issues, including sulphur and wetlands management. Based on the information currently available, Keyera does not anticipate that this initiative will require significant changes to current operations. However, the effect that this program may have on future operations or possible expansion is not clear at this time. A more complete description of the environmental regulations that affect Keyera's businesses can be found in the Annual Information Form, which is available on Keyera's website (www.keyera.com) or on SEDAR at www.sedar.com.

Tax changes

In October 2006, the Government of Canada announced a new tax on the distributed income of publicly-traded Canadian income trusts and limited partnerships (the "Distribution Tax"), and in June of 2007, implementing legislation was passed. So long as Keyera only experiences "normal growth", the Fund will not be subject to the Distribution Tax until January 2011. As a result, beginning in 2011, tax will be payable by Keyera on the portion of its distributions that is considered ordinary taxable income and, for a Canadian resident taxpayer, this portion of Keyera's distributions will be treated as dividend income for tax purposes. There will be no change in the taxation of Keyera's distributions that are considered to be a return of capital or dividend income.

On October 30, 2007, the Federal government announced a proposal to reduce federal corporate tax rates from 22.12% in 2007 to 15% by 2012. These lower tax rates would also apply to income trusts. These tax measures became law on December 14, 2007 reducing the combined federal and provincial tax rate that will be applicable to the Fund from 31.5% to 29.5% in 2011 and 28% in 2012. This reduction in federal tax rates has been included in the determination of the future tax provision of the Fund.

On December 20, 2007, the federal department of finance proposed amendments to clarify the Distribution Tax legislation. These proposals included technical amendments to allow a trust or partnership to hold a diversified portfolio investment through one or more "portfolio investment entities" without causing the trust or partnership to be subject to the Distribution Tax. Once the proposed amendments are passed, Keyera may consider a further re-organization.

The Distribution Tax will reduce the amount of cash flow available to Unitholders. Keyera's management and Board of Directors considers this future reduction in cash flow in their distribution decisions.

As at January 1, 2008, Keyera estimates that it has approximately $325 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries.

RESULTS OF OPERATIONS

Keyera's activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Annual Information Form, which is available on Keyera's website (www.keyera.com) or on SEDAR at www.sedar.com.

Keyera delivered exceptional financial results in 2007, with operating margin of $179.1 million, $33.1 million higher than in 2006. These record results were achieved despite a slowdown in the oil and gas industry in western Canada and the completion of maintenance turnarounds at the Rimbey gas plant, Keyera's largest facility, as well as at the Brazeau River, Bigoray and Medicine River gas plants.

All business segments contributed to these results, with each business segment achieving record performance. A number of Keyera's gas plants in the Gathering and Processing segment saw throughputs increase in 2007, resulting in overall throughput reaching the highest levels in Keyera's history. Storage revenues in the NGL Infrastructure segment continued to grow and strong market fundamentals combined

with Keyera's access to proprietary rail infrastructure and logistical expertise enabled the Marketing segment to post record results.

This strong operating performance in 2007 was partially offset by a non-cash future income tax expense of $72.6 million. This was primarily related to the income trust tax legislation enacted in the second quarter of 2007, partially offset by a $11.7 million future income tax recovery in the fourth quarter resulting from the enactment in December 2007 of lower federal income tax rates. As a result of the non-cash future income tax expense, together with slightly higher general and administrative costs, interest expense and depreciation charges, net earnings and comprehensive income was $14.5 million in 2007, compared to $68.1 million in 2006.

Consolidated net earnings for the fourth quarter of 2007 were $40.0 million, up $25.1 million from the same period in 2006. The strong operating margin earned from all segments and the $11.7 million non-cash future income tax recovery, partially offset by higher general and administrative and interest costs, accounted for the increase. The non-cash future income tax recovery resulted from the enactment of lower federal income tax rates in December 2007.

Gathering and Processing

Gathering and Processing revenue for 2007 was $187.5 million, an increase of $20.8 million, or 12%, compared to the previous year. The increase was due primarily to higher throughput in the Foothills Region, the recovery of a portion of turnaround costs incurred at the Rimbey, Brazeau River, Bigoray and Strachan gas plants, the conversion from fixed to flow-through fees at certain plants and incremental compression fees at the Rimbey gas plant in 2007.

In the fourth quarter of 2007, Gathering and Processing revenue was $50.5 million, an increase of $6.9 million, or 16%, compared to the same period in 2006. The increase was primarily due to higher throughput in the Foothills Region and the commencement of reprocessing services at the Paddle River gas plant.

Gathering and Processing operating expenses for 2007 were $103.8 million, an increase of $7.2 million, or 7%, compared to 2006. The increase was primarily due to higher turnaround costs for the turnarounds completed in 2007 at the Rimbey, Bigoray, Brazeau River and Medicine River gas plants, compared to the turnaround costs incurred in 2006. Another factor in the increase was higher operating costs at Caribou resulting from higher throughput and unscheduled maintenance work at the plant.

In the fourth quarter of 2007, Gathering and Processing operating expenses were $24.1 million, an increase of $1.8 million compared to the same period in 2006. The increase was primarily a result of higher operating and maintenance costs at the Strachan gas plant due to higher volumes and maintenance work completed in the quarter.

Average gross processing throughput in 2007 was 843 million cubic feet per day, a new record and 3% higher than 2006. Fourth quarter throughput of 882 million cubic feet per day was up 9% from the same period in 2006.

During 2007, Keyera's Gathering and Processing assets were realigned into new business regions, the Foothills Region and the North Central Region. The Foothills Region consists of the Strachan, Brazeau River, Nordegg River, Paddle River, Bigoray, Brazeau North, West Pembina and Tomahawk gas plants and associated gathering pipelines. The North Central Region consists of the Rimbey, Gilby, Medicine River, Worsley, Caribou, Chinchaga, North Star and Greenstreet gas plants and associated gathering pipelines. This realignment is reflected in the discussion below.

Gathering and Processing – North Central Region

The North Central Region posted very strong results in 2007, despite a slowdown in shallow drilling activity in the region and the completion of a scheduled turnaround at the Rimbey gas plant, Keyera's largest facility. Gross throughput of 432 million cubic feet per day in 2007 was 6% lower than last year, resulting from the loss of processing throughput while the Rimbey turnaround was underway and lower drilling activity in the Rimbey/Gilby area. In the fourth quarter of 2007, throughput was 440 million cubic feet per day, 3% lower than the same period last year. The decline was a result of lower drilling activity in the Rimbey/Gilby area.

In the Rimbey/Gilby region, the loss of throughput resulting from a slowdown in drilling was offset by tie-ins of previously drilled wells. Keyera has been encouraged by current drilling activity in this area and has identified a number of additional opportunities to offset any further declines. Rimbey is an attractive processing alternative for producers, offering higher netbacks resulting from Rimbey's ability to deliver specification NGL products, as well as other products and services. Volumes delivered to the NGL offload facility at Rimbey increased in 2007.

In the Caribou region, activity continued in both new well licenses and land sales throughout the year. Keyera extended the Caribou North Gas Gathering System in early 2007 across the Trutch Creek at the north end of the pipeline, to connect production from new gas drilling in that area. At mid year, Keyera acquired about 18 kilometres of existing gathering pipeline and an abandoned plant site north of the existing pipeline system and, at year end, announced a further 24-kilometre extension of the Caribou North Gas Gathering pipeline. Throughput is now averaging 50 million cubic feet per day at Caribou, about 75% of capacity, and detailed engineering is underway for a possible expansion of the facility.

In July 2007, Keyera announced a project at the Rimbey gas plant to extract ethane from the raw gas at the plant. The proposed project, estimated to cost $26 million, involves modifying the existing NGL extraction process and installing new compression equipment at the plant and constructing a 32-kilometre ethane delivery pipeline. The project is awaiting regulatory approval from the Energy Resources Conservation Board. If approved Keyera will be able to extract up to 5,000 barrels per day of saleable ethane from field gas processed at the Rimbey plant. A significant portion of the ethane to be extracted is currently used as fuel gas within the plant and will therefore be incremental to the current supply of ethane in Alberta.

In January 2008, the North Star gas plant, a non-core asset, was sold.

Gathering and Processing - Foothills Region

The Foothills Region delivered record results in 2007, as continued strong drilling activity in the region resulted in increasing throughput during the year. Gross throughput of 411 million cubic feet per day in 2007 was 51 million cubic feet per day, or 14%, higher than in 2006. In addition, Foothills revenues benefited from higher fees due to the higher concentrations of NGLs and hydrogen sulphide in the gas streams. In the fourth quarter of 2007, throughput was 442 million cubic feet per day, 25% higher than the same period in 2006. This increase was due to significant producer activity around Foothills Region plants.

In the Pembina area, sour gas development targeting the Nisku zones continued in the fourth quarter, including the licensing of several new wells. Utilization at Keyera's three sour gas processing plants in the area, Bigoray, West Pembina and Brazeau River, continued to increase throughout the year. To address the resulting sour gas capacity constraints, Keyera completed modifications to its pipeline systems in the fourth quarter to increase processing flexibility by diverting sour gas to other plants in the area.

A pressure survey of the acid gas disposal well at the Brazeau River gas plant was completed while the plant was offline for its scheduled maintenance turnaround. The survey indicated that the acid gas reservoir was filling more rapidly than anticipated. In the fourth quarter, Keyera acquired a depleted reservoir as well as another acid gas injection well. Construction of the necessary pipeline connections began early in the new year and the well became operational in February 2008. Until the new well was operational, some volumes were redirected to other Keyera facilities for processing and, for a brief period, sour gas processing was curtailed at the Brazeau River gas plant.

At the Bigoray gas plant, piping and equipment modifications were completed earlier in 2007 to provide for the future expansion of sour gas processing at the plant. In addition, a new distributed control system was installed at the plant to provide improved operating reliability and flexibility. Throughput increased substantially during the year and Keyera is currently working on plans to debottleneck gathering and inlet compression facilities to accommodate the increasing production volumes.

Lands to the west of Keyera's Strachan, Nordegg River and Brazeau River gas plants saw considerable activity throughout the year as producers pursued sweet, liquids-rich plays. These areas are close to Keyera gathering pipelines and processing infrastructure, enabling quick tie-ins and production. In addition, the liquids-rich gas provides the producer with a higher netback than dry sweet gas, making these play types attractive to producers.

New production was connected to the Strachan North pipeline for delivery to the Strachan gas plant in the fourth quarter. A producer-owned field compressor was installed during the fourth quarter, resulting in increased throughput at Strachan. Southwest of the Brazeau River gas plant, Keyera is partnering with a producer to build a new gathering pipeline to deliver new gas production to the plant. The pipeline is expected to be operational late in the first quarter.

In the fourth quarter, Keyera entered into an arrangement to use its NGL extraction facilities to extract NGLs from new gas volumes delivered to the Paddle River gas plant.

NGL Infrastructure

NGL Infrastructure revenue for 2007 was $41.1 million, an increase of $1.2 million, or 3%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility. The effect of higher storage revenues was partly offset by a fee adjustment and reduced volumes from the Rimbey Pipeline system in the third quarter of 2007.

NGL Infrastructure operating expenses for 2007 were $24.3 million, an increase of $0.3 million compared to 2006. This increase was largely due to higher supplies and maintenance costs partly offset by lower costs for electricity and natural gas.

In the fourth quarter of 2007, NGL Infrastructure revenues were $1.0 million higher than the same period in 2006, largely due to higher storage revenues at the Fort Saskatchewan facility. Operating expenses were $0.5 million higher than the fourth quarter of 2006, due primarily to the purchase of an additional charcoal bed filter.

NGL Infrastructure facilities overall operated at typical levels for the fourth quarter. Higher product demand, particularly for propane, and the receipt of imported condensate resulted in higher rail loading activity in the fourth quarter. Storage revenues remained strong in the fourth quarter, driven by normal winter season inventory requirements and diluent demand for oil sands production. Fractionation

throughput was lower than usual in the third quarter of 2007 due to short-term market conditions, but returned to typical levels in the fourth quarter.

Keyera continues to focus on strengthening its competitive position in the Edmonton/Fort Saskatchewan area. As part of that strategy, Keyera is pursuing a number of initiatives.

Work is underway to expand the storage capacity at Keyera's Fort Saskatchewan facility to meet the expected need for diluent storage to support oil sands development over the next decade. The project, which is expected to take five to six years to complete, will expand the current storage capacity by three million barrels, or 37%, to about 11.6 million barrels and is expected to cost $70 to $80 million. Engineering work on the first cavern is being finalized, equipment is being ordered and site construction work was completed early in the first quarter of 2008. The cost of the first cavern is expected to be $18 million, with a large portion of the cost being spent in 2008. Assuming construction proceeds as planned, the first cavern is expected to be put into service late in 2009.

The expansion of the truck terminal at the Fort Saskatchewan facility is largely complete, commissioning will begin shortly and the facility is expected to be operational in March. The project will increase Keyera's operational flexibility and provide enhanced product loading services for customers serving the domestic NGL market.

The fourth pipeline between the Fort Saskatchewan facility and the Edmonton terminal is also proceeding and is expected to be onstream by mid-year assuming timely receipt of land owner approval. Engineering work on this project has identified additional operational efficiencies which have provided a capacity boost, eliminating the need for a booster station on the pipeline and reducing the net capital cost of the project. When operational, the new pipeline will provide significantly more operational flexibility, allowing Keyera to deliver condensate and butane at increased rates into and out of the Edmonton terminal, Fort Saskatchewan storage and other pipelines and terminals in the area. This pipeline is also expected to support the new storage caverns and will add value to Keyera's storage services by increasing the flexibility for customers.

Looking to the future, Keyera is working towards connecting the Fort Saskatchewan and Edmonton facilities to more pipelines and new facilities in the area. In the first quarter of 2008, Keyera reached an agreement with a major pipeline operator to connect Keyera's facilities into another major crude oil, condensate and NGL pipeline delivering product into the Edmonton/Fort Saskatchewan hub.

Marketing

Generally, market fundamentals for propane, butane and condensate were positive throughout the year as supply and demand remained largely in balance and rising crude oil prices positively affected product prices. Keyera exploited these strong fundamentals throughout the year and utilized its proprietary rail and storage infrastructure to enhance unit margins.

Marketing revenue for 2007 was $1,250.5 million, an increase of $88.6 million compared to the previous year. The increase was due primarily to higher sales prices and growth in the crude oil midstream business, partially offset by the cost of the financial contracts that Keyera uses in its risk management program. Keyera's risk management program employs a multi-faceted approach to managing its supply and sales portfolio, including: monitoring its inventory position and its purchase and sale commitments; actively participating in various hub markets; using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options; and offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligations. (See "Liquidity and Capital Resources – Marketing Risk Management"). Due to rising prices for crude oil and liquid

hydrocarbons in 2007, the forward financial sales contracts used to hedge the commodity price risk arising from holding physical inventory reduced marketing revenues by $20.0 million, while in 2006 the program added $7.0 million in revenues due to declining commodity prices.

The table below outlines the composition of the revenues generated from Keyera's Marketing business and the changes in the fair value of the derivative financial contracts.

Composition of Marketing Revenue (Thousands of Canadian dollars)	**Twelve months ended December 31, 2007**
Physical sales	1,270,511
Financial instruments - realized	(10,059)
Financial instruments - unrealized	(9,911)
Marketing revenue	**1,250,541**

Changes in Fair Value of Energy Derivative Contracts (Thousands of Canadian dollars)	
Fair value at December 31, 2006	211
Change in the fair value of contracts	9,848
Fair value of new contracts entered into in 2007	(9,911)
Realized losses	(10,059)
Fair value at December 31, 2007[1]	(9,911)

[1] The fair value of the financial contracts represents an estimate of the amount that Keyera would pay or receive if those contracts were closed on December 31, 2007.

NGL sales volumes for 2007 averaged 50,800 barrels per day compared to 52,200 barrels per day in 2006. The reduction was a result of lower propane volumes in 2007, partially offset by growth in butane and condensate volumes. In the fourth quarter of 2007, NGL sales volumes averaged 53,800 barrels per day compared to 55,400 barrels per day in the fourth quarter of 2006.

Marketing operating expenses for 2007 were $1,172.0 million, an increase of $70.0 million compared to the previous year. The increase was due primarily to higher supply costs compared to 2006.

NGL product inventories of $76.6 million at December 31, 2007 were $22.7 million higher than the previous year due to higher volumes and significantly higher prices at year-end. Inventory has been valued at the lower of cost or net realizable value at December 31, 2007.

Propane demand in 2007 followed normal seasonal trends. In the first quarter, cold weather bolstered demand and Keyera used its rail car fleet and NGL infrastructure to facilitate the movement of product to niche markets where demand and prices were high. The second and third quarters experienced lower demand, typical of the summer season. The fourth quarter saw a seasonal increase in demand early in the quarter and prices remained high due to the strong correlation with the price of crude oil. Keyera used the propane terminal in Superior, Montana, which was acquired in June of 2007, as well as its other three propane terminals in the US, to deliver propane into regional markets via rail car for loading onto customers' trucks for further delivery to end use customers.

Butane demand remained strong throughout most of 2007, which enabled Keyera to earn steady margins from quarter to quarter. Much of Keyera's supply was committed to term sales contracts, providing a steady market for product and secure margins.

In general, condensate demand was strong throughout most of 2007, as oil sands producers continued to purchase condensate for use as diluent to enable heavier crude oil to flow in pipelines. Keyera imported

condensate into Alberta from lower priced regions in North America throughout the year, using its storage facilities at Fort Saskatchewan to exploit periods of short-term price volatility. In addition, Keyera used its newly constructed condensate truck loading rack at the Rimbey gas plant to deliver product into local markets. The utilization of its asset infrastructure was a key factor in allowing Keyera to deliver strong condensate margins throughout the year.

Keyera's crude oil midstream business continued to develop in 2007. Market fundamentals were strong throughout the year, enabling the business to contribute increased operating margins compared to 2006.

In the fourth quarter of 2007, marketing revenues of $373.9 and operating expenses of $352.4 million generated $21.5 million of operating margin, up $9.7 million from the same period in 2006. This increase was related to several factors. Product prices were stronger in 2007 compared to 2006 when, in the fourth quarter of the year, warm weather in the eastern U.S. contributed to lower propane demand and butane and condensate markets remained soft. In the fourth quarter of 2007, prices for all products were influenced by high crude oil prices. Propane demand was typically strong for the winter season, butane term sales provided steady margins and condensate was in high demand for use as diluent. All of these factors contributed to sound unit margins. Adjustments relating to the routine voidance of a butane cavern in the fourth quarter of 2007 reduced margins by $0.8 million.

At December 31, 2007, the unrealized loss on financial contracts recognized in the fourth quarter was $1.7 million ($12.0 million recognized for the full year), primarily due to the change in the value of crude oil price swap contracts and fixed price contracts. At December 31, 2007, the fair market value of these contracts represented a liability of $12.4 million and an asset of $2.5 million, which represents an estimate of the amount that Keyera would pay or receive if these instruments had been closed out at the end of the period. The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third party brokers or dealers.

Of the $12.0 million unrealized loss in 2007, the portion relating to changes in crude oil financial contracts amounted to approximately $9.9 million. These contracts are used to protect inventory from fluctuations in the prices of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains and losses in the proceeds that will be realized upon the sale of the products.

The remainder of the 2007 unrealized loss relates primarily to the $2.3 million unrealized loss recognized in the first quarter of 2007 as a result of the adoption of new accounting standards for fixed price physical contracts. As the fixed price contracts were priced higher than market, the new accounting standards required an asset of $2.3 million to be recorded with a corresponding decrease in opening deficit. As these contracts matured and the actual proceeds on the fixed price sales were recorded in revenue, the previously recorded asset of $2.3 million was reduced to nil with a corresponding charge (unrealized loss) to earnings in the first quarter of 2007.

The adoption of the new accounting standards is expected to continue to result in volatility in operating margins due to unrealized gains and losses associated with financial instruments.

Non-operating Expenses and Other Earnings

General and administrative expenses for 2007 were $21.9 million, up $3.0 million from the previous year. Long-term incentive plan costs were $3.2 million higher than in 2006, reflecting an increase in unit price and the effect of a distribution increase implemented in May 2007. Excluding the effect of the long-term incentive plan, general and administrative expenses were in line with those incurred in 2006.

Interest expense, net of interest revenue, was $20.2 million for 2007, $2.0 million greater than in 2006. The increase was due to higher borrowings used to fund capital projects undertaken in 2006 and 2007.

Depreciation and amortization expense was $42.0 million for 2007, $2.2 million greater than the previous year. The increase was due to growth in the asset base resulting from the completion of several major construction projects during the past two years.

An impairment expense of $0.7 million was recorded in 2007 to adjust the carrying value of the North Star gas plant, a small non-core facility that was sold in early 2008.

Income tax expense for 2007 was $77.0 million, $79.7 million higher than the previous year due to an increase in future income tax expense. Future income tax expense for 2007 was $72.6 million compared with a future income tax recovery of $7.0 million in the prior year. This increase was primarily due to recording $80.2 million of future income tax expense in the second quarter of 2007 resulting from the new tax imposed on publicly traded income trusts and limited partnerships in Canada. The future tax expense is an estimate of the tax that will ultimately be payable by the Fund due to differences between the accounting and tax basis of assets and liabilities of the operating partnership. As a result of the new tax legislation, distributions will no longer be deductible by the Fund beginning in 2011. The effect of recording the new tax on income trusts was partially offset by lower future federal income tax rates that were enacted in 2007.

Current income tax expense for 2007 was $4.3 million, virtually unchanged from 2006. The impact of lower earnings posted by the Rimbey Pipeline business in the third quarter of 2007 was offset by higher earnings posted by Keyera Energy Facilities Ltd. throughout 2007.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

For each month, actual volumes processed and fees earned from the Gathering and Processing and NGL Infrastructure assets are not known at the month end. Accordingly, the financial statements contain an estimate of one month's revenue based upon a review of historic trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2007, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $21.8 million primarily for December 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

The period in which invoices are rendered for the supply of goods and services necessary for the operation of the Gathering and Processing and NGL Infrastructure assets is generally later than the period in which the goods or services were provided. Accordingly, the financial statements contain an estimate of one

month's operating costs based upon a review of historical trends. This estimate is adjusted for events that are known to have a significant effect on the month's operations such as non-routine maintenance projects.

At December 31, 2007, operating expenses and accounts payable contained an estimate of $8.5 million primarily for December 2007 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:
Much of the revenue from the Gathering and Processing and NGL Infrastructure assets includes a recovery of operating costs. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocation of revenues and operating costs to other plant owners is also reviewed. Appropriate adjustments to revenue and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an equalization adjustment of $6.6 million at December 31, 2007. Operating expenses and accounts payable contained an estimate of $6.9 million.

Estimation of Marketing revenues:
The majority of the Marketing sales revenues is recorded based upon actual volumes and prices; however, in many cases actual product lifting volumes have not yet been confirmed and sales prices that are dependent on other variables are not yet known. Accordingly, the financial statements contain an estimate for these sales. Estimates are prepared based upon contract quantities and known events. The estimates are reviewed and compared to expected results to verify their accuracy. They are reversed in the following month and replaced with actual results.

At December 31, 2007, the Marketing sales and accounts receivable contained an estimate for December 2007 revenues of $75.7 million.

Estimation of Marketing product purchases:
NGL mix feedstock and specification products such as propane, butane and condensate are purchased from facilities located throughout western Canada and in some locations in the United States. The majority of NGL mix purchases are estimated each month as actual volume information is generally not available until the next month. The estimates are prepared based upon a three month rolling average of production volumes for each facility and an estimate of price based upon historical information. Specification product volumes and prices are based upon contract volumes and prices. Accordingly, these financial statements contain an estimate for one month of these purchases.

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $101.3 million at December 31, 2007.

Estimation of Asset Retirement Obligation:
Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic lives. The determination of the estimate of these obligations is based upon settlement between 2018 and 2038. Keyera utilizes a documented process, overseen by the Health, Safety and Environment Committee, to

estimate future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities.

Keyera has estimated that, at December 31, 2007, the total undiscounted amount required to settle the asset retirement obligations is $183.0 million, compared to $183.2 million at December 31, 2006. The discounted net present value of this obligation at December 31, 2007 is $37.8 million, compared to $34.5 million at December 31, 2006. The increase in the discounted amount is primarily due to accretion.

It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed the current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements.

Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's 2008 Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

Cash flow from operating activities during the fourth quarter of 2007 was $45.5 million, of which $3.9 million was generated from a decrease in non-cash working capital. Before changes in non-cash working capital, cash flow from operating activities was $41.6 million. From this cash flow, Keyera paid $23.0 million of distributions to its unitholders and required $8.4 million for capital expenditures, leaving $10.2 million of cash. Keyera also received $39.6 million of net proceeds from the issuance of long-term debt, $0.8 million from the issuance of trust units under the distribution reinvestment plan ("DRIP"), $3.9 million from the change in non-cash working capital and $0.5 million of proceeds from the disposition of equipment. From this cash, Keyera repaid $40.0 million of short-term borrowings, leaving a net cash inflow of $15.0 million for the quarter.

For the full year, cash flow from operating activities was $119.8 million, after the use of $25.5 million to fund an increase in non-cash working capital primarily due to higher product inventories. Cash flow from operating activities before changes in non-cash working capital was $145.3 million. From this cash flow Keyera paid $89.8 million of distributions to its unitholders and required $33.1 million for capital expenditures and acquisitions, leaving $22.4 million of cash. Keyera also received $4.7 million from dispositions and $3.3 million from the issuance of trust units under the DRIP, bringing cash available to $30.4 million. Along with this cash, net proceeds of $118.9 million from the issuance of long-term debt were used to fund the repayment of $108.0 million of short-term borrowings and finance the $25.5 million change in non-cash working capital, leaving a $15.8 million net cash inflow for the year.

Cash and working capital were $75.7 million at December 31, 2007 compared to a deficit of $41.1 million at December 31, 2006. The deficit at December 31, 2006 resulted from the use of short-term debt to finance growth capital expenditures and was eliminated in 2007 when Keyera received $118.9 million of net proceeds from the issuance of long-term debt and used much of these proceeds to repay short-term debt.

Keyera has no direct exposure to asset backed commercial paper. Surplus cash is held in interest bearing deposit accounts or invested in term deposits, guaranteed investment certificates, or Bankers' Acceptances issued by Canadian chartered banks.

Capital expenditures

Capital Additions and Acquisitions (in millions of Canadian dollars)	**Twelve months ended December 31, 2007**	2006
Growth capital expenditures	**23.9**	70.9
Maintenance capital expenditures	**1.4**	3.0
Total capital expenditures	**25.3**	73.9
Acquisitions of non-controlling interest	**6.7**	—
Total capital additions and acquisitions	**32.0**	73.9

In the fourth quarter of 2007, additions to property, plant and equipment including acquisitions amounted to $9.0 million, most of which was growth capital. Keyera incurred maintenance and repair expenses of $3.2 million that were included in operating costs during the fourth quarter of 2007. The growth capital expenditures included $2.0 million for the acquisition of an acid gas disposal well for the Brazeau River plant, $1.6 million for the expansion of the truck terminal at Fort Saskatchewan, $1.2 million for the acquisition of pipe and design work for the Caribou North Trutch Pipeline project, $0.7 million for work done on the construction of a fourth pipeline between our Fort Saskatchewan facility and Edmonton terminal, and $0.4 million related to the construction of new camp facilities at the Caribou plant and various other small projects.

Total capital additions and acquisitions amounted to $32.0 million in 2007, consisting of $1.4 million of maintenance capital, $23.9 million of growth capital and $6.7 million of acquisitions. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $28.0 million that were included in operating costs.

In 2007, Keyera invested in the following significant growth projects:

- $6.7 million related to the acquisition of additional ownership interests in Rimbey Pipeline Limited Partnership, bringing Keyera's ownership to 100%
- $4.4 million for new gathering pipelines in the Foothills Region
- $4.2 million at the Bigoray, Brazeau River and Nordegg River gas plants to upgrade systems and equipment and expand acid gas disposal capacity
- $2.6 million for upgrades and expansion of equipment at the Rimbey gas plant
- $2.2 million for the expansion of the truck terminal at Fort Saskatchewan
- $2.1 million for the acquisition of a site in northeast B.C. close to the Caribou North gathering system to enable future expansion
- $1.9 million related to modifications at the Rimbey gas plant to enable the tie-in of equipment required for the ethane extraction project

In 2008, Keyera anticipates investing between $80 million and $100 million on growth capital projects, but the actual level of growth capital investment is dependent upon a number of factors including available opportunities, timing of regulatory approvals and agreements with customers. The 2008 spending includes commitments and carry over from the unfinished 2007 capital program. Sufficient capacity is available in the current credit facilities to fund the 2008 expenditures.

Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. NGL inventories are required to meet seasonal demand patterns and will vary depending on the time of year. Historically, the largest allocation of working capital to fund inventory has been approximately $84 million. In addition to the working capital required for inventory, Keyera typically utilizes approximately $25 to $45 million to finance the other components of working capital.

Risks

The majority of cash flow is derived from the Gathering and Processing and NGL Infrastructure business segments. The operating income generated from gathering and processing facilities is not significantly exposed to changes in operating costs due to the nature of most fee structures, which provide a mechanism for the recovery of operating costs.

The most significant exposure faced by the Gathering and Processing and NGL Infrastructure businesses over the long term is related to declines in throughput volumes. Without reserve additions, third party production will decline over time as reserves are depleted. Declining production volumes may translate into lower throughput and cash flow at Keyera's plants and facilities. However, these facilities are located in significant natural gas supply areas of the Western Canada Sedimentary Basin and have high barriers to entry for new competitors.

Keyera's cash flows may also be adversely affected by the occurrence of common hazards and environmental risks related to the natural gas gathering, processing and pipeline transportation business, such as the failure of equipment, systems or processes, operator error, labour disputes, disputes with owners of interconnected facilities, catastrophic events or acts of terrorism. To mitigate these operational and environmental risks, Keyera maintains written standard operating practices, formally assesses and documents employee competency, and maintains formal inspection, maintenance, safety and environmental programs. In addition, Keyera carries casualty and business interruption insurance, although there can be no assurance that the proceeds of such insurance will compensate Keyera fully for any losses nor can it be assured that such insurance will be available in the future.

The most significant exposure faced by the Marketing business is fluctuation in the prices of the commodities that Keyera buys and sells. (See "Marketing Risk Management" in this MD&A.)

For a further discussion of the risks identified in this MD&A, other risks and trends that could affect the performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and Keyera's Annual Information Form available on SEDAR.

Keyera's future debt levels are primarily dependent on operating cash flows, working capital requirements and capital investment programs. Management expects the Fund's 2008 capital expenditures and distributions to be funded by cash flow from operations and borrowing on available debt facilities.

Debt covenants

Keyera has established credit facilities consisting of a $150 million committed unsecured revolving term facility that matures on April 21, 2010 and $30 million of unsecured revolving demand facilities. These credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. base rate loans, Libor loans or Bankers' Acceptances rates. As of December 31, 2007 there were no drawings under these Credit Facilities.

The bank credit facilities contain a covenant that the Fund and its subsidiaries will not distribute in any twelve month period more than 105% of the distributable cash flow attributable to that twelve month period. For the year ended December 31, 2007, Keyera distributed 66% of its distributable cash flow, using the definitions in the bank credit facilities. Those facilities are also subject to two major financial covenants: "Debt to EBITDA" and "Debt to Capitalization". The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in the credit agreements provide for the deduction of net

working capital items in the calculation of debt. The following are the ratios as calculated in accordance with the covenants as at December 31, 2007:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 3.5	1.59
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $335 million of long-term senior unsecured notes as follows: $20 million bearing interest at 5.42% and maturing in August 2008; $90 million bearing interest at 5.23% and maturing in October 2009; $52.5 million bearing interest at 5.79% and maturing in August 2010; $52.5 million bearing interest at 6.155% and maturing in August 2013; $60 million bearing interest at 5.89% and maturing in December 2017; and $60 million bearing interest at 6.14% and maturing in December 2022. These notes are subject to three major financial covenants: "Consolidated Debt to Consolidated EBITDA", "Consolidated EBITDA to Consolidated Interest Charges" and "Priority Debt to Consolidated Total Assets".

The calculations for each of these ratios are based on specified definitions. The following are the ratios calculated in accordance with the covenants as at December 31, 2007 for the notes maturing in 2008, 2009, 2010 and 2013:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 3.5	2.14
EBITDA to Interest Charges not less than 3.0	10.90
Priority Debt to Total Assets not to exceed 15%	0%

The following are the ratios calculated in accordance with the covenants as at December 31, 2007 for the notes maturing in 2017 and 2022:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 5.0	1.42
EBITDA to Interest Charges not less than 2.0	8.35
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions. Management expects that upon maturity of the credit facilities, adequate replacement facilities will be established.

Regulatory risk
Keyera is subject to a range of laws and regulations imposed by various levels of government and regulatory bodies in the jurisdictions in which it operates. In 2007, regulatory changes in the areas of taxation and the environment have had the most direct impact on Keyera. (See "Business Environment").

While these laws and regulations affect all dimensions of Keyera's activities, Keyera does not believe that they affect its operations in a manner materially different from other comparable businesses operating in the same jurisdictions. A more complete discussion of regulatory risks can be found in the Annual Information Form available on SEDAR.

Credit risk
Credit risk is the risk of loss resulting from non-performance of contractual payment obligations by a customer or counterparty. The majority of Keyera's accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated

by having a broad domestic and international customer base. Keyera evaluates and monitors the financial strength of its customers in accordance with its credit policy.

Management believes these measures minimize Keyera's overall credit risk; however, there can be no assurance that these processes will protect against all losses from non-performance. At December 31, 2007, the accounts receivable from Keyera's two largest customers accounted for less than 1% of accounts receivable (2006 – less than 1%).

With respect to counterparties for financial instruments used for economic hedging purposes, Keyera limits its credit risk by dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies that significantly reduce overall counterparty credit risk.

Marketing risk management

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. Most of these contracts are priced at floating market prices. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold and from fluctuations in the margins between purchase prices and sales prices.

The prices of the products that are marketed by Keyera are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil and natural gas markets and other factors. In many circumstances, particularly in NGL marketing, purchase and sale contracts are not perfectly matched as they are entered into at different times, locations and values. Further, Keyera normally has a long position in most of the NGL products that it markets and may store NGLs in order to meet seasonal demand and take advantage of seasonal pricing differentials, thereby resulting in inventory risk. Because crude oil margins are earned by capturing spreads between different qualities of crude oil, Keyera's crude oil midstream business is subject to variability in price differentials between crude oil streams. In both Keyera's NGL and crude oil marketing businesses, margins can vary significantly from period to period and volatility in the markets for these products may cause distortions in financial results from period to period that are not replicable.

To some extent, Keyera reduces elements of risk exposure through the integration of its Marketing business with its Facilities businesses. In spite of this integration, Keyera remains exposed to market and commodity price risk. Keyera manages this commodity risk in a number of ways, including the use of financial contracts and by offsetting some physical and financial contracts in terms of volumes, timing of performance and delivery obligations. For example, in the context of NGL marketing, because NGL product prices are related to the price of crude oil, crude oil financial contracts are one of the more common hedging strategies that Keyera uses. This strategy is subject to basis risk between the prices of crude oil and the NGL products and therefore cannot be expected to fully offset future propane, butane and condensate price movements. Further, there is no guarantee that hedging and other efforts to manage the marketing and inventory risks will generate profits or mitigate all the market and inventory risks associated with these activities. To the extent that Keyera engages in these kinds of hedging activities, it is also subject to credit risks associated with counterparties with whom it contracts.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments generated 56% of 2007 operating margin and are not subject to foreign currency rate risk. All sales and virtually all purchases are denominated in Canadian dollars. In the Marketing business, approximately US$240.1 million of sales were priced in U.S. dollars in 2007.

Commitments

Keyera has assumed various contractual obligations in the normal course of its operations. At December 31, 2007, the obligations that represent known future cash payments that are required under existing contractual arrangements are as follows:

	Payments Due by Period						
Contractual obligations	**Total $**	**2008 $**	**2009 $**	**2010 $**	**2011 $**	**2012 $**	**After 2012 $**
Long-term debt[1]	335,000	20,000	90,000	52,500	—	—	172,500
Operating leases[2]	33,845	8,749	7,926	6,359	4,964	3,915	1,932
Purchase obligations[3]	—	—	—	—	—	—	—
Total contractual obligations	368,845	28,749	97,926	58,859	4,964	3,915	174,432

[1] Long-term debt obligations do not include interest payments.

[2] Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation.

[3] Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to eleven years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current market prices. The future volumes and prices for these contracts cannot be reasonably determined.

Unitholder Distributions

Comparison of distributions paid to cash flow from operating activities and net earnings

The following table presents a comparison of distributions paid to net earnings and cash flow from operating activities:

(Thousands of Canadian dollars)	Three months ended Dec. 31, 2007	Twelve months ended Dec. 31, 2007	2006	2005
Cash flow from operating activities	**45,497**	**119,825**	110,656	62,147
Net earnings	**40,027**	**14,479**	68,078	60,680
Cash distributions paid	**22,952**	**89,799**	86,509	77,013
Excess (shortfall) of cash flow from operating activities over distributions paid	**22,545**	**30,026**	24,147	(14,866)
Excess (shortfall) of net earnings over distributions paid	**17,075**	**(75,320)**	(18,431)	(16,333)

In 2007, cash flow from operating activities was $119.8 million, $30.0 million greater than distributions paid. Included in the calculation of cash flow from operating activities was $25.5 million to fund an increase in non-cash working capital. In the fourth quarter of 2007, cash flow from operating activities was $45.5 million, including $3.9 million generated from a decrease in non-cash working capital. Cash flow from operating activities both in the fourth quarter of 2007 and for the year were sufficient to fund cash distributions paid.

Cash distributions paid for 2007 of $89.8 million exceeded net earnings by $75.3 million. The shortfall is attributable to the inclusion of non-cash items for future income taxes ($72.6 million), depreciation, amortization and accretion ($44.5 million) and unrealized losses on financial instruments ($12.6 million) in the calculation of net income. In the fourth quarter of 2007, net earnings of $40.0 million exceeded cash distributions by $17.0 million.

Future income taxes can fluctuate from period to period as a result of changes in tax laws and rates (such as the enactment in the second quarter of 2007 of the tax on distributions of flow-through entities or the reduction of income tax rates in 2006 and 2007) or changes in the operating results of the underlying operating entities of Keyera. These items do not affect cash flow generated in the current period.

Non-cash charges such as depreciation and amortization are based upon the historical cost of Keyera's property, plant and equipment and do not accurately represent the fair market value or the replacement cost of the assets in today's economic environment, nor do they affect cash flow generated in the current period.

Non-cash unrealized gains and losses on financial instruments result from Keyera's use of financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options to manage some of the commodity price risk inherent in the marketing business. Their fair value is determined based upon estimates of future prices. The change in fair value of these contracts during the current period has no effect on cash flow generated. Upon settlement in future periods, the unrealized estimate is reversed and the realized gain or loss is included in earnings.

Due to the inclusion of such non-cash charges in net earnings, distributions paid may exceed net earnings. Although non-cash charges do not affect current period cash generation, any excess of distributions over net earnings would be a return of unitholders' capital.

Distributable Cash Flow

Distributable cash flow is not a standard measure under GAAP and therefore may not be comparable to similar measures reported by other entities. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions.

Following is a reconciliation of distributable cash flow to its most closely related GAAP measure, cash flow from operating activities.

Distributable Cash Flow (Thousands of Canadian dollars)	**Three months ended December 31,**		**Twelve months ended December 31,**	
	2007	2006[1]	**2007**	2006[1]
Cash flow from operating activities	**45,497**	42,130	**119,825**	110,656
Add (deduct):				
Changes in non cash working capital	**(3,885)**	(13,584)	**25,450**	(6,545)
Maintenance capital	**(192)**	(288)	**(1,437)**	(3,011)
Non-controlling interest distributable cash flow	**—**	(285)	**(369)**	(1,153)
Distributable cash flow	**41,420**	27,973	**143,469**	99,947
Distributions to unitholders	**22,965**	21,742	**90,206**	86,605

[1] The calculation of distributable cash flow for the comparative period has been amended to consider the non-cash effect of unrealized foreign exchange gains and losses. For the three and twelve months ended December 31, 2006, $287 and $228 of unrealized foreign exchange gains have been included in the change in non-cash working capital.

Distributable cash flow of $41.4 million in the fourth quarter of 2007 and $143.5 million for the year exceeded distributions to unitholders of $18.5 million and $53.3 million in the respective periods.

Changes in non-cash working capital are excluded from the determination of distributable cash flow because they are primarily the result of seasonal fluctuations in product inventories or other temporary

changes and are generally funded with short-term debt. Also deducted from distributable cash flow are maintenance capital expenditures that are funded from current operating cash flow.

Distribution policy

In determining the level of cash distributions to unitholders, Keyera's Board of Directors takes into consideration current and expected future levels of distributable cash flow (including income tax), capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors.

Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. These changes in non-cash working capital are therefore excluded in the determination of distributable cash flow.

Over the long-term, Keyera expects to pay distributions from distributable cash flow. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although Keyera intends to continue to make regular monthly cash distributions to its unitholders, these distributions are not guaranteed.

Sustainability of productive capacity

Keyera's Gathering and Processing and NGL Infrastructure segments operate long-life infrastructure assets consisting of natural gas processing plants and gathering systems, NGL processing plants, storage facilities and transportation facilities. These facilities provide services to numerous energy producers over a wide geographic area. Throughput at each natural gas processing plant is dependent upon the natural gas production of third party producers within the capture area or franchise area of the plant. Demand for fractionation, storage and transportation services is dependent upon the supply of NGL mix obtained from the processing of third party raw natural gas and the market demand for end-use products (propane, butane and condensate).

Keyera has comprehensive inspection, monitoring and maintenance programs in place. The objectives of these programs are to keep the facilities in good working order and to maintain their ability to operate reliably for many years. These maintenance and repair expenditures totaled $3.4 million in the fourth quarter of 2007 and $29.5 million for the year. Of these amounts, $3.2 million and $28.0 million were included in operating costs and will be recovered through the fee structure over varying periods of time, depending upon the fee structure. At these levels of maintenance and repair, Keyera's plants and facilities can continue to operate safely for decades to come. Significant capital expenditures are not normally required to maintain the existing productive capacity, but may be required if significant changes are made in regulatory requirements.

Several of Keyera's sour gas plants rely on acid gas injection to dispose of the hydrogen sulphide and other waste products removed during processing. Acid gas injection involves the injection and sequestration of carbon dioxide and hydrogen sulphide into depleted underground reservoirs. The sustainability of this process is dependent upon the availability of suitable reservoirs. If suitable reservoirs were not available, alternate processes would be required, the capacity of the plant could be reduced or expenditures required to replace the lost capacity would be necessary. These alternatives would have an adverse effect on cash flow.

Cash flows from operating activities are determined primarily by the quantity and composition of product throughput at the facility and the fee structure. Throughput is influenced by the ongoing development activities of numerous third parties who may increase production volumes by drilling new wells, tying in previously drilled wells, completing new zones in existing wells or enhancing production volumes through stimulation or enhanced recovery techniques. If third parties are unsuccessful in their

development activities, Keyera's cash flow could be adversely affected despite having physical capacity available. Growth capital expenditures are generally undertaken to expand capture areas, add new capacity or introduce new services. If Keyera is unsuccessful in extending capture areas or adding new capacity and services, cash flow from operating activities may be reduced.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Additional information on the capacities and constraints related to Keyera's plants, other risks and trends that could affect the financial performance of Keyera and the steps taken to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's 2007 Annual Information Form, which is available on SEDAR.

Units and Convertible Debentures

During 2007, $1.7 million of convertible debentures (before adjustment for deferred financing costs) were converted into 143,321 trust units and 190,298 trust units were issued under the DRIP in consideration of $3.3 million, bringing the total units outstanding at December 31, 2007 to 61,264,372. Convertible debentures outstanding at December 31, 2007 were $21.8 million.

FUND REORGANIZATION

In June 2007, Unitholders approved an internal reorganization of Keyera's legal structure (the "Reorganization"). Due to interpretation issues surrounding the SIFT Legislation, Keyera amended certain elements of the Reorganization prior to implementation. On January 2, 2008, upon receipt of a favourable advance ruling from the Canada Revenue Agency and the final order from the Alberta Court of Queen's Bench approving the plan of arrangement for the amended Reorganization, the Reorganization was completed. The Reorganization is described in detail in the Material Change Report as filed on SEDAR (www.sedar.com) on January 11, 2008.

The Reorganization streamlined Keyera's legal structure and simplified accounting, legal reporting and income tax compliance, all of which is expected to reduce the general and administrative costs associated with these activities. As a result of the amendments to the Reorganization, there were not any significant immediate tax savings within Keyera's structure, but the new structure does permit Keyera to defer the utilization of some tax pools until after January 1, 2011. This enhanced tax planning flexibility should enable Keyera to minimize the amount of cash taxes payable in 2011, when Keyera is expected to become taxable under the SIFT Legislation.

Keyera is looking at a variety of options to continue to enhance it tax planning flexibility, including the possibility of undertaking a further restructuring depending on whether amendments are made to the SIFT Legislation. (See "Business Environment – New Tax on Flow-through Entities"). As well, Keyera plans to reduce the use of its available tax deductions from 2008 through 2010, thereby increasing deductions available for the years after 2010.

ACCOUNTING MATTERS AND CONTROLS

Changes in Accounting Policies

On January 1, 2007, we adopted the following Canadian Institute of Chartered Accountants ("CICA") Handbook Sections:

- Section 1530, Comprehensive Income;
- Section 3251, Equity;
- Section 3855, Financial Instruments – Recognition and Measurement;

- Section 3861, Financial Instruments – Presentation and Disclosure; and
- Section 3865, Hedges.

For a description of the new accounting policies and the impact on the Fund's financial statements including the impact on the Fund's deferred financing fees, long-term debt and opening accumulated deficit refer to note 2 of the Consolidated Financial Statements for the year ended December 31, 2007.

Future Accounting and Reporting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Fund at this time.

Financial Instruments – Disclosures and Presentation

The AcSB has issued CICA Handbook Sections 3862 and 3863, Financial Instruments – Disclosures, and Financial Instruments – Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These standards will be effective for the Fund for periods ending after January 1, 2008.

Capital Disclosures

The AcSB has issued CICA Handbook Section 1535, Capital Disclosures, which requires entities to disclose their objectives, policies and processes for managing capital and whether they are in compliance with any externally imposed capital requirements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Inventories

The AcSB has issued CICA Handbook Section 3031, Inventories, which essentially modifies guidance relating to the scope, measurement and allocation of costs for inventory. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Goodwill and Intangible Assets

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2009.

Control Environment

Disclosure Controls and Procedures
As of December 31, 2007, the Chief Executive Officer and the Chief Financial Officer together with Keyera's management have evaluated the design and effectiveness of Keyera's disclosure controls and procedures. They concluded that, as of the end of the period covered by this report, Keyera's disclosure controls and procedures were adequate and effective in ensuring that material information relating to the Fund and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

Internal Control Over Financial Reporting
As of December 31, 2007, under the supervision of and with the participation of Keyera's management, including the Chief Executive Officer and the Chief Financial Officer, internal control over financial reporting has been designed and maintained in order to provide reasonable assurance regarding the reliability of financial reporting. During the quarter ended December 31, 2007, there have been no material changes in internal control over financial reporting.

SELECTED FINANCIAL INFORMATION

The following table presents selected annual financial information for the Fund:

(Thousands of Canadian dollars, except per unit information)	2005	2006	**2007**
Operating revenues			
- Marketing	1,013,334	1,161,899	**1,250,541**
- Gathering and Processing	139,274	166,736	**187,490**
- NGL Infrastructure	34,959	39,888	**41,110**
Net earnings	60,680	68,078	**14,479**
Net earnings per unit ($/unit):			
- Basic	1.03	1.12	**0.24**
- Diluted	0.96	1.10	**0.24**
Distributions to unitholders	78,541	86,605	**90,206**
Distributions to unitholders per unit ($/unit)	1.33	1.43	**1.48**
Trust Units outstanding (thousands)			
- Weighted average (basic)	58,947	60,604	**61,098**
- Weighted average (diluted)	63,075	62,794	**61,098**
Total assets	1,218,160	1,223,012	**1,330,999**
Total long-term financial liabilities	345,955	338,499	**517,740**

2007 compared to 2006

For 2007 revenues from Marketing were $1,250.5 million, an increase of $88.6 million compared to the previous year. Higher prices, partially offset by lower volumes, and the growing contribution from the crude oil midstream business accounted for the increase. Also included in 2007 revenues were $20.0 million of charges related to the settlement and change in fair value of financial contracts that were part of Keyera's risk management program.

Revenues from facilities were $228.6 million, up $22.0 million compared to 2006.

Gathering and Processing revenue for 2007 was $187.5 million, an increase of $20.8 million, or 12%, compared to the previous year. The increase was due primarily to higher throughput in the Foothills Region, the flow through of turnaround costs incurred at the Rimbey, Brazeau River and Bigoray gas plants, the conversion of fixed fee arrangements to flow-through arrangements and incremental fees from the new compression added at the Rimbey gas plant in late 2006 and early 2007.

NGL Infrastructure revenue for 2007 was $41.1 million, an increase of $1.2 million, or 3%, compared to the previous year. The increase is primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility.

Consolidated net earnings for 2007 were $14.5 million, a decrease of $53.6 million from 2006. The decrease was due primarily to the non-cash future income tax expense, higher general and administrative costs, interest expense and depreciation charges, partially offset by strong operating margins in all segments.

The Fund declared $90.2 million of distributions to unitholders in 2007, an increase of $3.6 million due to an increase in the distributions paid per unit in May 2007, as well as a greater number of units outstanding resulting from conversions of debentures and the DRIP.

2006 compared to 2005

For 2006, revenues from Marketing were $1,161.9 million, an increase of $148.6 million compared 2005. Approximately $52.3 million of the increase was due to the growth of the crude oil midstream business that commenced operation in the fourth quarter of 2005. Also included in revenue was $7.0 million related to the settlement and change in fair value of financial contracts that were part of Keyera's risk management program. The remainder was primarily due to higher NGL volumes and prices compared to last year.

Revenues from facilities were $206.6 million, up $32.4 million compared to 2005.

Gathering and Processing revenue for 2006 was $166.7 million, an increase of $27.5 million, or 20%, compared to the previous year. The increase was due primarily to higher throughput increasing sour raw gas volumes, which attract a higher processing fee, at the Brazeau River gas plant, the recovery of expenses incurred during the Chinchaga and Strachan gas plant maintenance turnarounds and increased ownership in the Strachan gas plant for the full year.

NGL Infrastructure revenue for 2006 was $39.9 million, an increase of $4.9 million, or 14%, compared to the previous year. The increase was primarily due to higher storage revenues at Keyera's Fort Saskatchewan facility, as well as a non-recurring adjustment of approximately $1 million earned upon the expiration of a long-term contract in the first quarter of 2006.

Consolidated net earnings for 2006 were $68.1 million, an increase of $7.4 million from 2005. This increase was primarily attributable to the strong contribution of the storage business in the NGL Infrastructure segment, lower long-term incentive plan costs in the general and administrative expenses and the recovery of future income taxes in the second quarter of 2006. Partially offsetting this were lower operating margins experienced in the third and fourth quarters of 2006 in the Marketing segment, primarily attributable to the weakening of product margins.

The Fund declared $86.6 million of distributions to unitholders in 2006, an increase of $8.1 million. The increase was due to higher average distributions per unit in 2006, as well as a higher number of units outstanding resulting from conversions of debentures and the DRIP.

The following table presents selected quarterly financial information for the Fund:

Three months ended (Thousands of Canadian dollars)

	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007
Operating revenues:								
-Marketing	316,841	279,241	279,492	286,325	307,342	292,326	276,957	373,916
-Gathering and Processing	38,053	40,772	44,290	43,621	41,949	44,277	50,744	50,520
- NGL Infrastructure	9,606	8,549	10,878	10,855	9,692	9,525	10,044	11,849
Net earnings[1]	15,384	25,969	11,797	14,928	19,012	(59,870)	15,310	40,027
Net earnings per unit ($/unit)								
Basic	0.26	0.43	0.19	0.25	0.31	(0.98)	0.25	0.65
Diluted	0.22	0.39	0.16	0.24	0.31	(0.95)	0.25	0.64
Trust units outstanding (thousands)								
Weighted average (basic)	60,291	60,560	60,692	60,865	60,972	61,061	61,136	61,219
Weighted average (diluted)	63,321	62,768	62,817	62,869	62,918	62,967	63,011	63,059
Distributions to unitholders	21,553	21,631	21,679	21,742	21,773	22,538	22,931	22,965

[1] Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

December 31, 2007 compared to September 30, 2007

Marketing revenues of $373.9 million in the fourth quarter of 2007 increased from the third quarter of 2007 by $96.9 million. This increase was due to the seasonal increase in sales volumes and higher prices.

Net earnings were $40.0 million, an increase of $24.7 million due primarily to the strong operating margins earned in the Marketing segment and the recognition of a $11.7 million future income tax recovery.

September 30, 2007 compared to June 30, 2007

Third quarter Marketing revenues of $277.0 million decreased from the prior quarter by $15.4 million. This decrease was due to a combination of lower NGL volumes, particularly in butane and condensate, and the effect of the $5.7 million of unrealized loss on financial instruments.

Gathering and Processing revenue of $50.7 million increased by $6.5 million due to higher throughput at most plants and higher fees at the Bigoray and Brazeau River gas plants. Furthermore, volumes at the Rimbey gas plant improved over the previous quarter as it was taken offline for a 17-day turnaround in the second quarter.

Net earnings were $15.3 million, an increase of $75.2 million from previous quarter. This increase was primarily due to the recording of $80.2 million of future income taxes in the second quarter as a result of the Canadian government enacting taxation on publicly traded income trusts. Without the effect of this non-cash future income tax expense, net earnings for the third quarter decreased by $5.1 million from the second quarter, largely due to lower Marketing operating margins.

June 30, 2007 compared to March 31, 2007

For the second quarter of 2007, Marketing revenues of $292.3 million decreased by $15.0 million from the prior quarter. This decrease in revenues was due primarily to a seasonal decline in sales volumes.

Gathering and Processing revenue of $44.3 million increased by $2.3 million primarily due to higher throughput volumes in the Foothills Region, despite maintenance turnarounds at the Rimbey gas plant, Keyera's largest facility, and the Brazeau North gas plant.

NGL Infrastructure revenue of $9.5 million remained relatively unchanged from the first quarter of 2007, reflecting the long-term storage contracts established in early 2007.

A net loss of $59.9 million was recorded, a decrease of $78.9 million from the prior quarter. This loss was due to the recording of an $80.2 million provision for future income tax expense resulting from the enactment of the Canadian government's tax on publicly traded income trusts starting in 2011.

March 31, 2007 compared to December 31, 2006

Marketing revenues of $307.3 million increased by $21.0 million due to strong seasonal demand for propane over the last quarter of 2006. First quarter butane margins and demand continued to improve over the previous quarter, along with the market conditions for condensate. Keyera's crude oil midstream also contributed to the increase in Marketing revenue.

Gathering and Processing revenue for the first quarter of 2007 was $41.9 million, a decrease of $1.7 million from the last quarter of 2006. The decrease in revenue was due to a slight decrease in throughput volume in the West Central Region offset by higher volumes in the Foothills Region.

Operating revenues from NGL Infrastructure were $9.7 million, a decrease of $1.2 million from the fourth quarter of 2006. This decrease was primarily due to lower fractionation revenues, particularly at the Fort Saskatchewan facility.

Net earnings were $19.0 million, an increase of $4.1 million from the previous quarter. This increase was primarily due to stronger marketing operating margins offset by higher general and administrative costs.

December 31, 2006 compared to September 30, 2006

Marketing revenues of $286.3 million in the fourth quarter of 2006 increased from the third quarter of 2006 by $6.8 million. This increase was largely due to the seasonal increase in sales volumes.

NGL Infrastructure revenue of $10.9 million was consistent with the prior quarter.

Net earnings were $14.9 million, an increase of $3.1 million due to higher margins experienced in the NGL Infrastructure segment and lower Gathering and Processing expenses.

September 30, 2006 compared to June 30, 2006

Gathering and Processing revenue of $44.3 million increased by $3.5 million due to higher throughput, the increasingly sour gas at the Brazeau River gas plant which attracts a higher processing fee and the recovery of expenses incurred during the Chinchaga gas plant turnaround.

NGL Infrastructure revenue of $10.9 million increased by $2.3 million primarily due to increased NGL storage revenues at Fort Saskatchewan.

Net earnings were $11.8 million, a decrease of $14.2 million from the previous quarter. This decrease was primarily due to the recovery of future income taxes experienced in the second quarter.

June 30, 2006 compared to March 31, 2006

For the second quarter of 2006, Marketing revenues of $279.2 million decreased by $37.6 million from the prior quarter. This decrease in revenues was due primarily to a seasonal decline in sales volumes.

Gathering and Processing revenue of $40.8 million increased by $2.7 million primarily due to increased ownership in the Strachan gas plant.

NGL Infrastructure revenue of $8.5 million decreased by $1.1 million in comparison to the first quarter of 2006 due to a non-recurring final contract adjustment experienced in the first quarter.

Net earnings were $26.0 million, an increase of $10.6 million from the prior quarter. This increase in earnings was primarily attributable to the recovery of future income taxes resulting from the reduction of statutory tax rates in future years.

Certification of Annual Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: February 26, 2008

<u>*(signed) "David G. Smith"*</u>
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Annual Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared;
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: February 26, 2008

(signed) "James V. Bertram"
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

RECEIVED
2008 JUL 31 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Keyera Facilities Income Fund

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end — 61,264,372(i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) — $19.90(ii)

Market value of class or series — (i) X (ii) = $1,219,161,003(A)

(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) — N/A **(B)**

Market value of other securities:

(See paragraph 2.11(b) of the Rule)

(Provide details of how value was determined)

Convertible Debentures — 218,220 x $147.00 — $32,078,340(C)

(Repeat for each class or series of securities) — N/A (D)

Capitalization

(Add market value of all classes and series of securities) — (A) + (B) + (C) + (D) = $1,251,239,343

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — **$29,700**

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = N/A

Late Fee, if applicable

(As determined under section 2.5 of the Rule) — N/A

KEYERA

KEYERA FACILITIES INCOME FUND

ANNUAL INFORMATION FORM

February 26, 2008

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

The information in this Annual Information Form is given as of December 31, 2007 unless otherwise indicated. All dollar amounts set forth in this Annual Information Form are in Canadian dollars unless otherwise indicated. Capitalized terms and industry terms used herein without definition have the respective meanings set forth in the Glossary.

GLOSSARY

In this Annual Information Form, unless the context otherwise requires, the following terms have the indicated meanings. A reference to an agreement means the agreement as amended, supplemented or restated from time to time.

"**acid gas**" means H_2S or CO_2 or a combination of H_2S and CO_2 which are referred to as acid gases because they form acids or acidic solutions in the presence of water;

"**acid gas injection**" refers to the injection of acid gas into underground geological formations;

"**Administration Agreement**" means the administration agreement dated January 1, 2006 among the Fund, the Commercial Trust, the LP and the Administrator, as amended, supplemented or restated from time to time, pursuant to which the Administrator has agreed to provide administrative and support services to the Fund, the Commercial Trust and the LP;

"**Administrator**" means Keyera Energy Management Ltd., a corporation incorporated under the laws of the Province of Alberta which is the Administrator of the Fund and the Partnership;

"**Board of Directors**" means the board of directors of the Administrator;

"**butane**" means an NGL, the chemical formula of which is C_4H_{10}, used primarily in crude oil and gasoline blending or in the production of iso-octane, an octane enhancer;

"**CDS**" means The Canadian Depositary for Securities Limited;

"**CO_2**" means carbon dioxide;

"**Commercial Trust**" means Keyera Facilities Commercial Trust, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the CT Declaration of Trust;

"**Computershare**" means Computershare Trust Company of Canada;

"**condensate**" means a mixture of hydrocarbons consisting primarily of pentanes and heavier liquids extracted from raw gas;

"**CT Declaration of Trust**" means the amended and restated declaration of trust with respect to the Commercial Trust dated January 2, 2008, and governed by the laws of the Province of Alberta, as may be further amended, supplemented or restated from time to time;

"**CT Trustee**" means Keyera Energy (CT) Ltd., a corporation incorporated under the laws of the Province of Alberta, the trustee of the Commercial Trust;

"**Debentures**" means the 6.75% convertible unsecured subordinated debentures of the Fund due June 30, 2011;

"**dehydration**" means the process by which water vapour is removed from raw gas;

"**deep cut**" refers to NGL recovery processes by which NGLs are recovered from natural gas in excess of amounts required for sales gas to meet pipeline specifications;

"diluent" means a lower density fluid that is blended with heavy oil or bitumen in order to reduce viscosity and density to pipeline conditions (condensate is the most commonly used diluent for pipeline transportation of heavy oil or bitumen);

"distributable cash flow" means the cash flow available for distribution to Unitholders as described under "Distributions – Distribution Policy of the Fund";

"distributed control system" means a computer-based control system used in a gas plant to monitor and control process equipment and alarm shut-down equipment;

"enhanced oil recovery" means any method that increases oil production by using techniques or materials that are not part of normal pressure maintenance or water flooding operations, such as injection of natural gas or CO_2 into a reservoir to increase oil production from the reservoir;

"EnerPro Acquisition" means the indirect acquisition of EnerPro Midstream Company by the Fund as described under "General Development of the Business";

"ERCB" means the Energy Resources Conservation Board, formerly part of the Alberta Energy and Utilities Board;

"ethane" means an NGL, the chemical formula of which is C_2H_6, used primarily as a feedstock to the petrochemical industry and in enhanced oil recovery projects;

"Exempt Plans" means registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans;

"frac oil" means a special blend of condensate that is used extensively by the well servicing industry in western Canada for well stimulation;

"Fund" means Keyera Facilities Income Fund, an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust;

"Fund Declaration of Trust" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective January 2, 2008, and as may be further amended, supplemented or restated from time to time;

"Fundamental Transaction" means a sale of all or substantially all of the assets of the Fund, the Administrator or the Partnership, as the case may be, or a merger, amalgamation, arrangement, reorganization, recapitalization, or similar transaction involving such entity, or the winding-up, liquidation or dissolution of such entity prior to the end of the term of the Fund, except in each case in conjunction with an internal reorganization;

"gas products" means NGLs, sulphur and any other commercial substances that may be extracted from raw gas;

"gas treating" means the process by which sour gas is sweetened by removal of CO_2 and H_2S;

"GP" means Keyera GP Ltd., general partner of the Partnership;

"grandfathered" means, with reference to sour gas facilities, those sour gas facilities in Alberta which were not required to meet sulphur recovery guidelines for raw sour gas plants as defined by the ERCB in IL 88-13;

"H_2S" means hydrogen sulphide;

"hydrocarbons" means organic compounds containing a mixture of carbon and hydrogen;

"ID 2001-3" means ERCB Interim Directive 2001-3: Sulphur Recovery Guidelines for the Province of Alberta;

"IL 88-13" means ERCB Information Letter 88-13: Sulphur Recovery Guidelines — Gas Processing Operations, which has been replaced by ID 2001-3;

"**inlet separation**" means the initial stage of processing within a natural gas processing plant where the incoming raw gas stream enters a vessel and any free liquids such as water and NGLs are removed from the gas stream before it is further processed;

"**KEFL**" means Keyera Energy Facilities Limited, a corporation incorporated under the laws of the Province of Alberta, which is a wholly-owned subsidiary of the Partnership;

"**KEI**" means Keyera Energy Inc., a corporation incorporated under the laws of the State of Delaware, which is a wholly-owned subsidiary of KEFL;

"**KEL**" means Keyera Energy Ltd., a corporation incorporated under the laws of the Province of Alberta, which is a wholly-owned subsidiary of the Partnership;

"**Keyera**" means the Fund and all of its subsidiaries collectively;

"**Keyera Entities**" means the Partnership, the Administrator, KEFL, KEL, KEI, GP, Rimbey LP, Rimbey GP and any other person controlled, directly or indirectly, from time to time by the Fund, and "Keyera Entity" means any one of them;

"**license capacity**" means the maximum permissible raw gas inlet volume for a gas plant as determined by the plant license granted by the ERCB or OGC;

"**NGL**" or "**NGLs**" means natural gas liquids, consisting of any one of ethane, propane, butane and condensate or a combination thereof;

"**OGC**" means the British Columbia Oil and Gas Commission;

"**Partnership**" means Keyera Energy Limited Partnership, a limited partnership organized under the laws of the Province of Alberta pursuant to the Partnership Agreement;

"**Partnership Agreement**" means the amended and restated partnership agreement dated January 2, 2008 with respect to the Partnership as may be amended, supplemented or restated from time to time;

"**pentane**" means a hydrocarbon, generally a liquid at atmospheric conditions, the chemical formula of which is C_5H_{12};

"**Plan of Arrangement**" means the plan of arrangement approved by the Alberta Court of Queen's Bench pursuant to which the Reorganization was implemented;

"**propane**" means an NGL, the chemical formula of which is C_3H_8, used as a feedstock for the petrochemical industry in the manufacture of ethylene and propylene. Other uses for propane are for heating, crop drying and motor fuel;

"**raw gas**" means natural gas before it has been subjected to any processing that may be required for it to become suitable for sale;

"**Redemption Date**" means the date which Units are surrendered for redemption by a Unitholder as further described under "Capital Structure of the Fund – Units - Redemption at the Option of Unitholders";

"**Redemption Notes**" means subordinated promissory notes issued from time to time, in series or otherwise, by the Fund in accordance with the Fund Declaration of Trust as further described under "Capital Structure of the Fund – Units - Redemption at the Option of Unitholders";

"**Redemption Price**" means the redemption price applicable to any redemption of Units by Unitholders as further described under "Capital Structure of the Fund – Units - Redemption at the Option of Unitholders";

"**Reorganization**" means the internal reorganization of the Fund and certain of its subsidiaries pursuant to a Plan of Arrangement effective January 2, 2008 and the transactions contemplated thereby;

"Right" means the rights issued to Unitholders pursuant to the Rights Plan;

"Rights Plan" means the Unitholder rights plan adopted by the Fund as more particularly described under "Capital Structure of the Fund – Unitholder Rights Plan";

"Rights Agreement" means the agreement entered into between the Fund and Computershare providing for the establishment of the Rights Plan;

"Rimbey GP" means Keyera Rimbey Ltd., a corporation incorporated pursuant to the laws of Alberta and a wholly owned subsidiary of the Fund;

"**Rimbey LP** means Rimbey Pipeline Limited Partnership, a limited partnership formed pursuant to the laws of Manitoba;

"sales gas" means saleable natural gas after it has been treated in a natural gas processing facility to remove water vapour, inert gases, CO_2, H_2S and NGLs resulting in saleable natural gas comprised primarily of methane with small amounts of ethane and other NGLs;

"Special Non-Voting Units" means the special non-voting units of the Fund created in connection with the Reorganization;

"**Special Units**" means the special units of the Fund that may be issued from time to time in accordance with the Fund Declaration of Trust;

"Special Resolution" means a resolution passed by not less than $66\,^2/_3$ % of the votes cast, either in person or by proxy, at a meeting of Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than $66\,^2/_3$ % of the Units entitled to be voted on such resolution;

"sour gas" means natural gas that contains an amount of H_2S in excess of the content permitted in gas to be transported on a particular gas pipeline, or which the ERCB considers to be sour gas;

"Standard & Poor's" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc.;

"subsidiary" means, in relation to any person or entity, any body corporate, partnership, trust, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person or entity;

"sulphur" means a yellow mineral extracted from natural gas which is used in the manufacture of fertilizer, pharmaceuticals and other products;

"sulphur recovery" means the process within a natural gas processing facility whereby natural gas containing hydrogen sulphide undergoes a series of chemical reactions to isolate elemental sulphur;

"sweet gas" means natural gas that is not sour gas;

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder;

"throughput" means, with respect to a gas plant, the raw gas inlet volume processed, and, with respect to a pipeline, means the gas or liquid volume transported therein;

"TSX" means the Toronto Stock Exchange;

"Trustee" means the trustee of the Fund, as appointed from time to time;

"Unitholder" means a holder of Units;

"Units" means the ordinary trust units of the Fund, each Unit representing an equal undivided beneficial interest in the Fund; and

"utilization rate" means, with respect to a gas plant, throughput divided by license capacity, and, for a pipeline, throughput divided by pipeline capacity, in both cases expressed as a percentage.

ABBREVIATIONS AND CONVERSIONS

In this Annual Information Form, the following abbreviations have the meanings set forth below:

bbl and bbls	Barrel and barrels, each barrel representing 34.972 Imperial gallons or 42 United States gallons
bbls/d	Barrels per day
mcf	Thousand standard cubic feet
mcf/d	Thousand standard cubic feet per day
mmcf	Million standard cubic feet
mmcf/d	Million standard cubic feet per day
MW	Megawatts
tonne	One thousand kilograms
tonnes/d	Tonnes per day

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
tonnes	long tons	0.984

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate," "continue", "estimate", "expect", "may", "will", project", "should," "plan," "intend," "believe," and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding:

- the future financial position of Keyera;
- business strategy and plans of management;
- anticipated growth and proposed activities;
- budgets, including future capital, operating or other expenditures and projected costs;
- estimated utilization rates;
- objectives of or involving Keyera;
- impact of commodity prices;
- treatment of Keyera under governmental regulatory regimes;
- the existence, operation and strategy of the risk management program, including the approximate amount of forward sales and hedging to be employed;
- expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities; and
- environmental matters.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. Management believes that its assumptions and analysis are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. The following is a list of some of those risks, uncertainties and factors, but readers are cautioned that this list is not exhaustive:

- general economic, market and business conditions;
- operational matters, including potential hazards inherent in Keyera's operations;
- risks arising from co-ownership of facilities;
- activities of other facility owners;
- competitive action by other companies;
- activities of producers and overall industry activity levels;
- changes in gas composition;
- fluctuations in commodity prices and supply/demand trends;
- processing and marketing margins;
- effects of weather conditions;
- fluctuations in interest rates and foreign currency exchange rates;
- changes in operating and capital costs, including fluctuations in input costs;
- actions by governmental authorities;
- decisions or approvals of administrative tribunals;
- changes in environmental and other regulations;
- reliance on key personnel;
- competition for, among other things, capital, acquisition opportunities and skilled personnel;
- changes in tax laws relating to income trusts; and
- other factors, many of which are beyond the control of Keyera, some of which are discussed under "Risk Factors" in this Annual Information Form.

In addition, this Annual Information Form, including the documents incorporated by reference herein, may contain forward-looking statements attributed to third party industry sources. For example, the discussion on proposed changes in environmental laws is based solely on the general information found in government news releases and backgrounders. No assurance can be given that any final legislation implementing the proposed changes will be consistent with the announcements to date or that environmental laws will not be further changed in a manner which adversely affects Keyera and its Unitholders. To the extent that proposed or other changes are implemented, such changes could result in the considerations described in this Annual Information Form being materially different in certain respects.

Readers are cautioned that they should not unduly rely on the forward looking statements included in this Annual Information Form or any documents incorporated by reference. Further, readers are cautioned that the forward looking statements contained herein speak only as of the date of this Annual Information Form and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws. (See "Risk Factors").

All forward looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions available on www.sedar.com.

PRESENTATION OF FINANCIAL INFORMATION

This Annual Information Form refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as "cash flow" and "distributable cash flow" are not standard measures under GAAP and therefore may not be comparable to similar measures for other companies. Management believes that these measures are useful supplemental measures as they facilitate the understanding of the Fund's financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

DESCRIPTION OF THE STRUCTURE OF THE FUND AND CERTAIN SUBSIDIARIES

The Fund

The Fund is an unincorporated open-ended trust established in 2003 under the laws of the Province of Alberta and is governed by the Fund Declaration of Trust. Although the Fund qualifies as a "mutual fund trust" for the purposes of the Tax Act, the Fund is not a mutual fund under applicable securities laws.

Pursuant to the Fund Declaration of Trust, the Fund's activities are restricted to activities including: (a) investing in securities (whether debt or equity) of whatever nature or kind of, or issued by a Keyera Entity, or issued by any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, NGLs, other hydrocarbon related products, electricity and thermal energy and other related businesses; (b) investing in securities of whatever nature or kind, issued by any corporation, partnership, trust or other person involved, directly or indirectly, in the business of acquiring, developing and producing petroleum and natural gas reserves and other related products; (c) acquiring, holding, maintaining, improving, leasing or managing any real property (or interest in real property) that is capital property of the Fund for purposes of the Tax Act; (d) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in (a), (b) and (c) above, and entering into hedging arrangements in relation thereto; (e) temporarily holding cash and other short term investments in connection with and for the purposes of the Fund's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Units and making distributions to Unitholders; (f) issuing Units and other securities of the Fund; (g) guaranteeing obligations of its affiliates pursuant to any debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business and pledging securities and other property owned by the Fund as security for any obligations of the Fund, including obligations under any such guarantee; (h) repurchasing or redeeming Units or other securities of the Fund; and (i) engaging in all activities ancillary or incidental to any of those activities.

In 2005, Unitholders approved a number of amendments to the Fund Declaration of Trust. One of the most significant changes was the amendment deleting the requirement for there to be a minimum of three and a maximum of nine individual trustees and replacing it with a requirement that there be one trustee which is a licensed trust company. Since this amendment was passed, Computershare Trust Company of Canada has been the trustee of the Fund. Additional amendments to the Fund Declaration of Trust approved in 2005 included: (i) replacing the provision allowing Unitholders to elect trustees with a provision allowing Unitholders to elect the Board of Directors directly; (ii) deleting the provision allowing the Trustee to revoke its delegation of powers of the Trustee to the Administrator; (iii) revising the provision regarding the indemnification of the Trustee to reflect the nature of a corporate trustee; (iv) adding a provision to prohibit the Fund from approving the issuance of voting shares of the Administrator to any person other than the Fund (or from transferring any voting shares of the Administrator) except in conjunction with an internal reorganization, without the approval of the Unitholders; (v) delegating the powers of the Trustee to the Administrator; and (vi) revising the provisions relating to the removal or resignation of the Trustee. (See "Information Concerning the Fund, the Trustee and the Administrator - Powers of the Trustee and Delegation to the Administrator" and "Information Concerning the Fund, the Trustee and the Administrator - Removal or Resignation of the Trustee").

Effective January 2, 2008, further amendments to the Fund Declaration of Trust, as approved by the Unitholders in 2007, were implemented. These amendments are summarized below:

1. Amendments related to the Reorganization

In order to effect the Reorganization, certain amendments to the Fund Declaration of Trust were required. In particular, the Fund Declaration of Trust was amended to:

- create Special Non-Voting Units which will be non-voting, redeemable by the Fund and retractable by the holder for $0.01 and will not be entitled to any distributions nor have any beneficial interest in any assets of the Fund on termination or winding up;

- allow in specie redemption rights of Units to be satisfied by way of Redemption Notes of the Fund rather than securities of the Commercial Trust;

- provide for the automatic consolidation of the outstanding Units as a step in the Reorganization such that the total number of Units outstanding upon completion of the Reorganization would be equal to the total number of Units outstanding immediately prior to the Reorganization; and

- revise references to Keyera Entities whose names had changed as a result of the Reorganization, delete references to Keyera Entities which no longer exist, delete provisions that ceased to apply due to the non-existence of those entities and insert references to the new entities created in connection with the Reorganization.

2. Amendments related to maintenance of the Fund's mutual fund trust status pursuant to the Tax Act

Pursuant to the Tax Act, in order for the Fund to maintain its status as a mutual fund trust, it must not be maintained primarily for the benefit of non-residents of Canada. The provisions of the Fund Declaration of Trust intended to restrict non-resident ownership in order to comply with this requirement were amended to:

- provide the Administrator with enhanced flexibility to determine the best way to maintain the Fund's mutual fund trust status;

- introduce flexibility to exceed the 49% non-resident Unit ownership levels if circumstances arise, such as amendments to the Tax Act, so that the Fund is no longer required to comply with this restriction in order to qualify as a mutual fund trust;

- limit the scope of liability of the Administrator in order to reflect the delegation of power from the Trustee and the Administrator's reliance on information from third parties with respect to the residency of beneficial Unitholders;

- provide the Administrator and the Fund with certain liability protections in the event action is required to be taken to enforce the non-resident Unit ownership levels; and

- provide clear language requiring a registered Unitholder to comply with any request to provide a declaration with respect to the residency of beneficial Unitholders for whom it holds units.

The Administrator continues to be required to take steps to maintain the Fund's mutual fund trust status and to act in the best interests of the Fund (See "Capital Structure of the Fund - Limitation on Non-Resident Ownership").

Reorganizations

The Fund completed two reorganizations involving its subsidiaries in 2007 and early 2008. The first, which occurred in the spring of 2007, involved Rimbey Pipe Line Co. Ltd. contributing all of its assets to a new limited partnership, Rimbey LP. In connection with this transaction, the Fund, through its wholly-owned subsidiaries, successfully acquired all of the partnership interests in Rimbey LP, with the former third party shareholders of Rimbey Pipe Line Co. Ltd. electing to receive cash for their holdings rather than becoming limited partners.

On January 2, 2008, following receipt of a favourable advance ruling from the Canada Revenue Agency and the final order from the Alberta Court of Queen's Bench approving the Plan of Arrangement, the Fund completed implementation of the Reorganization. The Reorganization streamlined the Fund's legal structure and simplified accounting, legal reporting and income tax compliance. It is anticipated that these changes will reduce general and administrative costs associated with these compliance activities. While the Reorganization will not result in significant immediate tax savings within Keyera's structure, it will permit Keyera to defer the utilization of some tax pools until after January 1, 2011 when the new federal tax on publicly traded flow-through entities is expected to apply to Keyera. The steps taken to complete the Reorganization are described in detail in the material change report filed by the Fund on January 11, 2008 on SEDAR, which material change report is hereby incorporated by reference.

The Reorganization did not involve the acquisition of any additional interests in any operating assets or the disposition of any existing interests in any operating assets. Upon completion of the Reorganization, each Unitholder continued to hold the same number of Units as such Unitholder held prior to the Reorganization and the Fund continued to own the same proportionate interests in its assets that it held immediately prior to the Reorganization.

Organizational Diagram

The following diagram sets out the organizational structure of the Fund as of the date hereof[1].



Unitholders
Keyera Facilities Income Fund
100%
Keyera Energy Mutual Fund Corp.
100%
Keyera Rimbey Ltd.
100%
Keyera Energy Finance Corp.
99.99%
100%
Keyera GP Ltd.
100%
Keyera Energy Management Ltd.(2)
0.01%
Keyera Energy Limited Partnership(3)
100%
Keyera Energy Facilities Limited
100%
Keyera Energy Ltd.
0.01%
99.99%
100%
Rimbey Pipeline Limited Partnership
Keyera Energy Inc.(4)

Notes:

(1) The above diagram does not include the Commercial Trust, the CT Trustee or the Keyera Energy (LP) Ltd., each of which is a wholly-owned subsidiary of the Fund. While these entities still exist, they will be wound up once all tax filings have been completed in accordance with the Reorganization and are therefore not material to the Fund's organizational structure.

(2) The Administrator provides administrative and support services to the Fund pursuant to the Fund Declaration of Trust and the Administration Agreement and to the Partnership pursuant to an administrative services agreement, as well as to various other Keyera Entities.

(3) The assets of the Partnership are held directly by the Partnership and through its wholly-owned subsidiary, KEFL, which owns all of the limited partnership interests of Rimbey LP, the shares of KEI, the Fort Saskatchewan facilities, the interest in the Dow Fort Saskatchewan facilities and the Strachan North Pipeline.

(4) KEI was incorporated in 2005 in the state of Delaware and is the only foreign subsidiary of the Fund.

The Partnership

The Partnership was originally organized as a general partnership pursuant to the laws of the Province of Alberta. However, pursuant to amendments to the Partnership Agreement adopted in conjunction with the Reorganization, the Partnership became a limited partnership and changed its name from Keyera Energy Partnership to Keyera Energy Limited Partnership. As of the date hereof, the sole limited partner of the Partnership is the Fund and the general partner is GP. The Administrator provides management and administrative services to the Partnership pursuant to an administrative services agreement. The Partnership was established to invest in and conduct the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, NGLs, other hydrocarbon related products, electricity and thermal energy, producing petroleum and natural gas reserves and other related

products, as well as other businesses related to the foregoing and such other businesses or activities as the Board of Directors may determine, including all activities ancillary or incidental thereto.

KEFL

KEFL is an Alberta corporation wholly-owned by the Partnership. KEFL was originally incorporated under the *Business Corporations Act* (Alberta) on November 16, 1998 as a numbered company. The articles of KEFL were subsequently amended to change the name to GMS Facilities Limited and then to KeySpan Energy Facilities Limited. In February 2005, the articles of KEFL were again amended to change the name to Keyera Energy Facilities Limited. KEFL holds Keyera's interest in the Fort Saskatchewan facilities, the Dow Fort Saskatchewan facilities and the Strachan North Pipeline, as well as 100% of the shares in KEI and Keyera's limited partnership interest in Rimbey LP. Rimbey LP owns the Edmonton Terminal and the Rimbey Pipeline. (See "Business of Keyera - Facilities - NGL Infrastructure").

The Administrator

The Fund is managed by the Administrator, a wholly-owned subsidiary of the Fund. The Administrator also provides administrative services to various other Keyera Entities, including the Partnership, KEFL and Rimbey LP. The Administrator is a corporation, the common shares of which are owned by the Fund. The Administrator was originally incorporated under the *Business Corporations Act* (Alberta) on March 28, 2003 under the name KeySpan Canada Management Ltd. The articles of the Administrator were amended on February 4, 2005 to change the name to Keyera Energy Management Ltd. Effective January 1, 2006 the Administrator amalgamated with EnerPro Midstream Corporation, an indirect wholly-owned subsidiary of the Fund, under the name Keyera Energy Management Ltd. The articles of the Administrator were amended again in December 2007 to add a new class of preferred shares to be issued in three series. These amendments were necessary in order to facilitate the implementation of the Reorganization. As of the date hereof, only the common shares of the Administrator owned by the Fund are outstanding.

The head office for the Fund, the Partnership, KEFL and the Administrator is located at 600, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4. The registered office of the Administrator and KEFL is 3700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2.

Future Structure

Keyera is continuing to examine the options available to it in order to further simplify accounting, legal reporting and tax compliance and to maximize the tax effectiveness of its structure on both a current and go forward basis. These options may include one or more internal reorganizations. In evaluating any reorganization options, Keyera's criteria will include tax efficiency, simplification of the ownership structure, simplification of financial accounting and reporting issues, reducing overall costs and expenses and adapting to changes in the taxation of income trusts. (See "Risk Factors and Risk Management Strategies – Risks Inherent in an Investment in Units – Changes in Income Tax Laws") In some instances, the Fund Declaration of Trust may require Unitholder approval for a reorganization. (See "Information Concerning the Fund, the Trustee and the Administrator – Fundamental Transactions"). However, some internal reorganizations, such as reorganizations involving Keyera Entities, may be completed without Unitholder approval.

GENERAL DEVELOPMENT OF THE BUSINESS

Historical Development

The majority of Keyera's assets were owned by Gulf Canada Resources Limited ("Gulf") until 1998. Effective December 1, 1998, Gulf sold a 50% interest in the assets held by Gulf's midstream division to KEDCO, a wholly-owned subsidiary of KeySpan Corporation. In conjunction with the sale, Gulf and KEDCO formed a partnership called Gulf Midstream Services to operate the business. Effective September 1, 2000, Gulf sold its remaining interest in Gulf Midstream Services to KEDCO, and the partnership was renamed KeySpan Energy Canada Partnership. Effective December 1, 1998, Keyera entered into a number of agreements with Gulf for the provision of gathering, processing and marketing services and for the purchase of NGLs.

Effective July 13, 2001, a subsidiary of ConocoPhillips Inc. acquired Gulf. ConocoPhillips Canada Resources Corp. ("ConocoPhillips") is therefore the successor to these agreements. ConocoPhillips is currently the largest single

customer of Keyera. On April 1, 2003, Keyera acquired ConocoPhillips' 18% interest in the Dow Fort Saskatchewan facilities, consisting of a 30,000 bbls/d NGL processing facility and a storage facility for propane, butane and NGL mix. As part of the same transaction, Keyera also acquired an approximate 5% interest from ConocoPhillips in Rimbey Pipe Line Co. Ltd. in which Keyera already held an approximate 41% interest.

The Fund completed its initial public offering of 15,000,000 Units on May 30, 2003 at a price of $10.00 per Unit. On June 10, 2003, the Fund issued an additional 2,000,000 Units at the same price pursuant to the exercise of an over-allotment option granted to the underwriters in connection with this offering. The net proceeds were used by the Fund to indirectly acquire a 39.09% partnership interest in the Partnership from KEDCO. On April 1, 2004, the Fund completed a subsequent public offering of 15,617,000 Units at a price of $12.60 per Unit and used the net proceeds to indirectly acquire an additional 35.91% partnership interest of the Partnership from KEDCO.

On June 3, 2004, the Fund completed a third public offering of Units and Debentures, consisting of 9,325,000 Units at a price of $10.75 per Unit and 100,000 Debentures. On June 11, 2004, the Fund issued an additional 1,398,750 Units at a price of $10.75 per Unit pursuant to the exercise of an over-allotment option granted to the underwriters in connection with this third offering. The net proceeds were applied to acquire all of the shares of EnerPro Midstream Company from Chevron Canada Resources. Subsequent to such acquisition, EnerPro transferred all of its assets to the Partnership and its subsidiaries in exchange for a preferred partnership interest and a general partnership interest in the Partnership. This resulted in the Fund's indirect interest in the Partnership increasing to 82.56%.

On June 29, 2004, the Partnership acquired El Paso Velvet Processing Limited Partnership from certain wholly-owned subsidiaries of El Paso Corporation. The El Paso Velvet Limited Partnership owned the Caribou gas plant, a 40 mmcf/d sour gas plant located in northeastern British Columbia.

On December 2, 2004, the Fund completed a fourth offering of 10,872,333 Units at a price of $13.90 per Unit and used the net proceeds to indirectly acquire the remaining 17.44% partnership interest of the Partnership from KEDCO. Since the completion of this offering, the Fund has owned, directly or indirectly, 100% of both the Partnership and the Administrator.

Following the Fund's indirect acquisition of KEDCO's remaining partnership interest in the Partnership, the Fund changed its name from KeySpan Facilities Income Fund to Keyera Facilities Income Fund effective February 3, 2005. The Keyera name has been similarly adopted by the entities affiliated with the Fund. Also in 2005, the Fund adopted and implemented a Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP"). The DRIP provides participating Unitholders with the ability to reinvest their distributions and to invest additional funds on a monthly basis without payment of brokerage commissions or service charges. Only Canadian resident Unitholders may participate in the DRIP. (See "Distributions - The DRIP").

Keyera completed several acquisitions and internal growth projects in 2005. For example, Keyera acquired additional interests in the Strachan gas processing plant and related facilities and the Medicine River Pipeline (See "Business of Keyera - Facilities - Natural Gas Gathering and Processing Facilities") and completed construction of a new pipeline and the addition of new compression capacity at the Brazeau North gas plant, as well as the oil midstream facilities at the Edmonton Terminal and the Wabasca Area Pipelines. (See "Business of Keyera - Facilities"). In late 2005, Keyera incorporated a U.S. subsidiary, KEI to pursue additional marketing opportunities in the U.S.

Keyera expanded its presence in the U.S. in 2006 with the acquisition by KEI of three propane terminals from Texon LP. (See "Business of Keyera - Marketing"). These terminals are located near Vancouver, Washington, Albuquerque, New Mexico and Lordstown, Ohio. Other acquisitions made in 2006 included the acquisition of additional interests in the Medicine River Pipeline and the Rimbey Gull Lake Pipeline. In addition, growth capital projects completed in 2006 included a 25 mmcf/d capacity expansion at the Caribou gas plant, the construction of the Caribou North gas gathering system, the construction of a new brine pond at the Fort Saskatchewan facilities, the rail rack expansion at the Edmonton Terminal and the construction of the Aurora pipeline. (See "Business of Keyera – Facilities").

Recent Developments

Consistent with Keyera's strategy of increasing its ownership in key facilities, Keyera increased its ownership interest in the assets that had been held in Rimbey Pipeline Co. Ltd. to 100% in connection with the restructuring of the

company and the related formation of Rimbey LP. (See "Description of the Structure of the Fund and Certain Subsidiaries – Reorganizations").

Other strategic acquisitions completed in 2007 included an 18 kilometre gas gathering pipeline and related assets in the North Trutch/Bougie area of north-east British Columbia which is adjacent to the north end of Keyera's Caribou North Pipeline, thereby expanding the capture area of the Caribou gas plant, and a 38 kilometre sales gas pipeline running northeast of the Brazeau River gas plant for use as a low-pressure sweet gas gathering pipeline. (See "Business of Keyera - Natural Gas Gathering and Processing Facilities"). The acquisition of these pipelines enhances Keyera's gathering systems in key areas around its facilities, allowing it to capture and tie in additional production.

Keyera also initiated several internal growth capital projects in 2007. Keyera announced a $26 million project to extract ethane from the raw gas processed at its Rimbey gas plant and completed some of the modifications at the plant to facilitate the project during the regularly scheduled turnaround completed in 2007. This project is currently working its way through the regulatory approval process. (See "Business of Keyera - Natural Gas Gathering and Processing Facilities"). Keyera also began construction on an expansion of the truck rack at its Fort Saskatchewan facility to enhance logistical and operational flexibility and announced plans to significantly expand NGL storage capacity at its Fort Saskatchewan facility by mining four new underground storage caverns and constructing a new brine pond over a five to six-year period. (See "Business of Keyera - NGL Infrastructure").

Another recent significant achievement was the signing of a long-term lease for a 30 kilometre pipeline between Keyera's facilities at Fort Saskatchewan and Edmonton. This is the fourth pipeline between these facilities and, once the tie-ins are completed, it will provide increased operational flexibility, enhance the services Keyera is able to offer its customers and contribute to Keyera's competitive advantage. (See "Business of Keyera - NGL Infrastructure").

Other notable developments in 2007 included the adoption of a Rights Plan and the completion of a private placement of long-term senior unsecured notes in the principal amount of $120 million, denominated in Canadian dollars, to a group of institutional investors in Canada and the U.S. The notes were issued in two tranches: $60 million due in 2017 bearing interest at 5.89% and $60 million due in 2022 bearing interest at 6.14%. (See "Capital Structure of the Fund - Unitholder Rights Plan" and "Other Information Related to Keyera's Business - Borrowing").

BUSINESS OF KEYERA

Overview

There are three sectors in the western Canadian natural gas industry, broadly defined as the "upstream", "midstream" and "downstream" sectors. The upstream sector involves exploration for and development and production of raw natural gas. In the midstream sector, the raw gas is gathered, processed, transported and marketed to the downstream sector. The downstream sector consists of end-use customers, wholesalers and local distributors across North America.

Keyera operates one of the largest natural gas midstream businesses in Canada. Midstream companies own raw gas pipelines and processing plants to gather and process the raw natural gas before it is injected into long-distance pipeline systems for transportation to end-use markets. The midstream sector also includes facilities for the processing, storage and transportation of the by-products of natural gas processing, including NGLs such as ethane, propane, butane and condensate.

Keyera's operations are conducted through three business segments: Gathering and Processing; NGL Infrastructure; and Marketing. The natural gas Gathering and Processing and NGL Infrastructure segments are commonly referred to as the "facilities" component of Keyera's business. These segments provide gathering, processing, transportation and storage services. The Marketing segment is focused on marketing by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. Each of these segments is described in more detail below.

Natural Gas Gathering and Processing Facilities

Keyera has interests in 15 gas plants in western Canada, with 1,657 mmcf/d of licensed gross raw gas processing capacity (1,323 mmcf/d net to Keyera), of which 843 mmcf/d (51%) was utilized in 2007. Actual available raw gas processing capacity at these plants can be less than the licensed capacity. Each plant has a number of functional units, each of which performs one or more operations such as gas treating, NGL recovery and sulphur handling. Constraints on actual available capacity at each plant depend on the capacity of each of the functional units to handle additional volumes. The difference between licensed capacity and effective available capacity is likely to be more significant if current plant operating conditions or gas composition depart significantly from original plant design, gas composition specifications or operating conditions. Keyera also owns interests in over 2,600 kilometres of four to twelve inch diameter raw gas gathering pipelines that deliver raw gas to the gas plants for processing.


Alberta

Over 95% of Keyera's gross processing capacity is located in the west-central and foothills areas of the western Canada sedimentary basin. In these areas, a number of natural gas producers are developing natural gas reserves. Natural gas produced from these areas is increasingly sour, often with significant amounts of NGLs. Over 90% of Keyera's processing capacity is at facilities that have the capability to process sour gas and to extract and ship NGLs. Some of these gas plants are interconnected by raw gas gathering pipelines, and opportunities exist for construction of other connecting pipelines. These pipelines allow raw gas to be directed to the gas plant best suited to process a particular type of gas. Collectively, these facilities constitute a network that is well positioned in the areas covered to serve drilling and production activity. Keyera's natural gas gathering and processing facilities are primarily held through the Partnership.

The assets in Keyera's Gathering and Processing segment were realigned into new business regions in 2007, the Foothills Region and the North Central Region. The Foothills Region consists of the Strachan, Brazeau River, Nordegg River, Paddle River, Bigoray, Brazeau North, West Pembina and Tomahawk gas plants and associated gathering pipelines. The North Central Region consists of the Rimbey, Gilby, Medicine River, Worsley, Caribou, Chinchaga, and Greenstreet plants and associated gathering pipelines. The North Star gas plant was sold in January 2008 to a third party. The realignment is reflected in the information below.

The following table summarizes key operating data characterizing Keyera's natural gas processing assets. Keyera operates all of the listed facilities other than Medicine River, which is operated by Penn West Petroleum Ltd.

Facility	Ownership Interest	Plant Status	License Capacity[1]	2007 Average Daily Throughput[1]	Utilization Rate[1][2]
	(%)		(mmcf/d)	(mmcf/d)	(%)
Foothills Region					
Strachan	86	Sour	275	178	65
Brazeau River	52	Sour	218	90	41
Nordegg River	78	Sour	75	54	73
Bigoray	90	Sour	85	35	41
Paddle River	87	Sour	81	21	26
West Pembina	74	Sour	43	18	42
Brazeau North	68	Sweet	49	14	29
Tomahawk	68	Sweet	16	1	6
Subtotal			**842**	**411**	**49**
North Central Region					
Rimbey	86	Sour	422	265	63
Gilby	78	Sour	71	39	55
Medicine River	24	Sour	64	33	51
Worsley	100	Sour	20	7	33
Greenstreet	100	Sweet	25	5	22
Caribou	100	Sour	65	47	73
Chinchaga	100	Sour	148	36	24
North Star[3]	87	Sweet	6	0.1	2
Subtotal			**821**	**432.1**	**53**
Total			**1,663**	**843**	**51**

Notes:

(1) Information in this table is presented as at December 31, 2007, and with respect to the entire gas plant (not only the Partnership's interest) and, except for the North Star gas plant, have been rounded to the nearest whole number.

(2) Use of utilization rates to estimate available raw gas processing capacity may be misleading as the ability of individual plant functional units, such as gas treating, NGL recovery or sulphur plant capacity, to handle additional raw gas volumes may become a limiting factor particularly if current plant operating conditions or gas composition depart significantly from original plant design operating conditions. Use of throughputs to estimate revenues may be misleading as Keyera charges different fees for gas streams with different compositions. The amount that Keyera charges for a specific service depends on the cost of that service and the competitive position of the specific plant.

(3) Keyera sold its interest in the North Star gas plant effective January 1, 2008.

Foothills Region

The Foothills Region business unit consists of eight gas processing plants together with their associated gathering systems. Together these eight gas plants have a gross raw gas processing capacity of 842 mmcf/d (631 mmcf/d net to Keyera) and gathering system pipelines of approximately 1,600 kilometres.

Strachan Gas Plant and Area Facilities

The Strachan gas plant, located approximately 200 kilometres southwest of Edmonton, Alberta, has the capability and flexibility to process a wide range of sweet and sour gas streams. The Partnership is the operator of the plant and all of the major gathering systems. Three major pipelines, Strachan North, Garrington Caroline and Burnt Timber/Ram River, are connected to the Strachan gas plant and allow the plant to attract sour gas from a 2,500 square

kilometre area. There is also on-site storage for NGLs and condensate and connections to the Cochrane-Edmonton pipeline system (owned by BP Canada) to Edmonton and Fort Saskatchewan.

An NGL truck loading facility was constructed in 2003, which provides the option to transport NGLs to the Rimbey gas plant for NGL processing. In 2004, the Partnership completed the installation of equipment to capture waste heat off the sales gas compressor at the Strachan gas plant. This has reduced fuel gas consumption and increased sales gas yields for producers. In 2005, the Partnership acquired an additional 24.8% interest in the Strachan plant, as well as increased ownership interests in the sulphur priller and several gathering systems in the Strachan area. As part of this acquisition, the Partnership also entered into an agreement with the vendor to process the vendor's volumes utilizing the acquired capacity.

In 2006, a significant natural gas discovery well was tied into the Strachan gas plant. Because the gas from this well is high in H_2S, the second sulphur train at the Strachan plant was reactivated. As well, pipeline modifications began in late 2006 in order to accommodate the volume of water being delivered with these gas volumes. In February 2007, deliveries of gas from this discovery increased to rates exceeding 50 mmcf/d and averaged deliveries of 45 mmcf/d for the year. At these throughput levels, the sulphur handling facilities at the Strachan gas plant operated near their capacity. In 2007, construction of a new gathering pipeline connecting to Keyera's Strachan North pipeline was completed and is currently delivering raw gas from recently completed wells from a new capture area to the plant.

Brazeau River Gas Plant and Area Facilities

The Brazeau River gas plant, located approximately 170 kilometres southwest of Edmonton, Alberta, has the capability and flexibility to process a wide range of sweet and sour gas streams with varying levels of NGL content. The Partnership is the operator of the gas plant and three major gathering systems.

The plant has utilized acid gas injection to handle waste products from sour gas processing since 2001 and was able to increase inlet sulphur license capacity in 2005 from 400 tonnes/d to 466 tonnes/d. Since the start-up of the acid gas injection project, a significant Nisku sour gas and sour oil trend has been successfully drilled northeast of the Brazeau River gas plant.

In 2007, Keyera completed a scheduled maintenance turnaround at the Brazeau River gas plant. Keyera also initiated a project to construct a new gas gathering pipeline and associated plant facilities to capture sweet gas from a development evolving southwest of the plant. Construction is expected to be completed in the first quarter of 2008. Keyera also acquired a 38-kilometre, 8-inch sales gas pipeline running northeast of the plant for use as a low pressure sweet gas gathering pipeline.

Producer activity in the area served by the Brazeau River gas plant was relatively high in 2007 as a number of new wells were licensed. Raw gas delivered to the Brazeau River gas plant increased as sour Nisku gas from the Pembina region was delivered to the plant at increased and more sustained rates. As a result, the sour gas handling facilities at the Brazeau River gas plant have been operating at or near capacity. A second acid gas injection well was commissioned in February 2008 to replace the original reservoir which was nearing its volume limits. The second well provides the capacity necessary to accommodate the higher volumes of sour gas production being received at the plant.

Nordegg River Gas Plant and Area Facilities

The Nordegg River gas plant is located approximately 160 kilometres southwest of Edmonton, Alberta. The Partnership is the operator of the gas plant as well as the major gathering systems. During 2005, an expansion of the Sunchild north compressor was completed allowing previously shut in gas volumes to be delivered to the Nordegg gas plant for processing. In 2006, Keyera completed the construction of a new pipeline and inlet separator to capture existing standing gas west of the Nordegg River gas plant. In 2007, Keyera installed new inlet separation facilities to accommodate incremental sweet gas throughput from an area southwest of the plant. This new capture area continues to evolve and has been generating incremental throughput in 2008. The Nordegg River gas plant is scheduled for a maintenance turnaround in 2008.

Bigoray Gas Plant and Area Facilities

The Bigoray gas plant, located approximately 110 kilometres west of Edmonton, Alberta, offers a full range of gas processing services including sour gas processing, NGL recovery, acid gas injection and other related services. The Partnership is the operator of the gas plant. The majority of the third party gas entering the Bigoray gas plant is delivered by gas gathering systems 100% owned and operated by the Partnership.

In 2004, an expansion of the Bigoray gas plant was completed to accommodate incremental sour solution gas thereby increasing its sulphur inlet capacity from 44 tonnes/day to 65 tonnes/day. In 2007, Keyera completed a scheduled maintenance turnaround at the Bigoray gas plant and, in response to producer activity in the area, piping and equipment modifications were completed during the scheduled plant turnaround to provide for the future expansion of sour gas processing capability at the plant. Also completed during the turnaround was the installation of a new distributed control system designed to improve the operating reliability and flexibility of the plant.

Brazeau North and West Pembina Gas Plants and Area Facilities

The Brazeau North and West Pembina gas plants are operated as a gathering and processing complex due to their close proximity to one another and their overlapping gathering systems. There are numerous pipelines between the Brazeau North and West Pembina plants which allow for the offload of gas between the facilities. All of these facilities are operated by the Partnership. The Brazeau North gas plant, located approximately 140 kilometres southwest of Edmonton, Alberta, features propane refrigeration and the West Pembina gas plant, located approximately 7 kilometres northwest of the Brazeau North gas plant, features NGL recovery, acid gas injection and condensate stabilization.

In early 2005, a 10 kilometre gas pipeline was constructed and tied into the Brazeau North plant that provided for access to incremental gas volumes from a new capture area southeast of the plant. As a result of successful drilling activity in this area, additional compression capacity at the plant was installed in the fall of 2005 to accommodate the additional volumes. Additional piping and compression modifications at the Brazeau North and West Pembina plants were completed in 2006 resulting in an incremental 5 mmcf/d of raw gas throughput at those facilities. In 2007, Keyera completed a scheduled maintenance turnaround at the Brazeau North gas plant and successfully renegotiated a number of agreements, converting them from fixed-fee arrangements to flow-through operating cost arrangements.

Other Assets

The other assets included in the Foothills Region include the Paddle River and Tomahawk gas plants, together with their associated gathering systems. The Partnership is the operator of these gas plants and the major gathering systems. The Paddle River gas plant is an 81 mmcf/d sour gas plant located approximately 130 kilometres northwest of Edmonton, Alberta. Gas processing services at the plant include sour gas processing, deep cut natural gas liquids recovery, acid gas injection, NGL storage and other related services. Keyera completed modifications and tie-ins at the Paddle River gas plant in 2007 to accommodate the reprocessing of a nearby gas stream and enhance the NGL recovery efficiency of the facility. The Tomahawk gas plant, located approximately 70 kilometres west of Edmonton, Alberta, is a 16 mmcf/d sweet gas processing facility that offers gas processing services which include refrigeration, dehydration and compression.

The Foothills Region also has four oil batteries, three of which are associated with gas plants and one of which is a stand-alone facility. Keyera completed an asset swap in 2007 which resulted in Keyera increasing its ownership interest in the Easyford oil battery located in the Pembina region and disposing of its interest in a gathering system connected to a third party facility.

North Central Region

The North Central Region business unit consists of seven gas processing plants and associated gathering systems. Together these seven gas plants have a gross raw gas processing capacity of 815 mmcf/d (692 mmcf/d net to Keyera) and gathering system pipelines of approximately 1,000 kilometres.

Rimbey Gas Plant and Area Facilities

The Rimbey gas plant, located approximately 100 kilometres south of Edmonton, Alberta, has a capture area in excess of 4,600 square kilometres and offers a full range of gas processing services including inlet separation,

compression, sour gas processing, NGL recovery, NGL fractionation, sulphur and carbon dioxide recovery and other related services. In addition to specification propane, butane and condensate, the plant also produces a special frac oil product, which is used for well servicing operations, and liquefied CO_2, which is used for well servicing and enhanced oil recovery.

Over the last several years, Keyera has been increasing its ownership interest in the Rimbey gas plant and related facilities. For example, in 2005 the Partnership increased its ownership interest in the Rimbey gas plant by 2.6% to 86%. As well, as a result of acquisitions in 2005 and 2006, the Partnership increased its ownership interest in the Medicine River pipeline by 46%, bringing its current ownership level to 87%, and with these acquisitions Keyera also became the operator of the pipeline. In 2006 Keyera also acquired an additional 50% interest in the Gull Lake pipeline, increasing its ownership to 100%.

As a result of active drilling in the area, throughput at the Rimbey gas plant increased significantly between 2003 and 2006. To handle the delivery of new raw gas volumes, two new inlet compressors were installed in 2006. In 2007, Keyera completed construction of a new condensate truck loading facility providing additional truck loading capacity and increased flexibility in the marketing of condensate. (See "Business of Keyera – NGL Infrastructure"). Keyera also added compression at the plant in 2007 for the Gull Lake pipeline allowing the pipeline to operate at lower pressures and accept gas from additional low-pressure wells for delivery to the Rimbey gas plant.

Keyera has announced a proposed project to extract ethane from the raw gas processed at the Rimbey gas plant. Some plant modifications for the project were completed in connection with the plant's scheduled maintenance turnaround that was completed in 2007. The project is currently awaiting regulatory approval and, if approved, will involve modifications of the existing natural gas liquids extraction process, the installation of new compression equipment and the construction of a 32 kilometre pipeline to deliver approximately 5,000 barrels per day of ethane, most of which will be incremental supply in Alberta.

Caribou Gas Plant and Area Facilities

The Caribou gas plant is located approximately 170 kilometres northwest of Ft. St. John, British Columbia. Plant facilities include inlet separation, gas sweetening, NGL recovery, condensate stabilization and acid gas injection. The Partnership owns 100% of the plant as well as one of the four gas gathering systems which delivers gas to the plant. Since purchasing the Plant in 2004, the Partnership has increased the volume of gas processed at the plant from 18 mmcf/d to 53 mmcf/d.

The increase in throughput at the Caribou gas plant has been achieved in part by strategically expanding the capture area. For example, in early 2006, Keyera constructed the Caribou North gas gathering system, a 48 kilometre, 6 inch diameter pipeline serving an area north of the plant. The completion of this gathering system, which is 85% owned by the Partnership, increased the capture area of the Caribou gas plant by approximately 1,000 square kilometres. Three producer owned compressor sites were tied into this gathering system in 2006. To accommodate these additional gas volumes, the Partnership applied for and received regulatory approval to expand the licensed capacity at the plant from 40 mmcf/d to 65 mmcf/d and completed modifications to the plant to facilitate the expanded processing capacity during a scheduled maintenance turnaround in 2006.

Initiatives to increase throughput at the Caribou gas plant have continued through 2007, with the completion of an extension of the Caribou North gathering system across Trutch Creek, the acquisition of an 18 kilometre gas gathering pipeline and related assets in the North Trutch/Bougie area near the north end of the system and the announcement of a further 23 kilometre extension of the system into the Bougie area. Once work is completed on the 23 kilometre extension and the recently acquired pipeline is tied in, Keyera will have significantly expanded the capture area of the plant in this prospective area.

Gilby Area Gas Plants and Facilities

The facilities in the Gilby area include the Gilby gas plant operated by Keyera and the Medicine River gas plant operated by Penn West Petroleum Ltd.

The Gilby gas plant is a 71 mmcf/d sour gas processing facility located approximately 140 kilometres southwest of Edmonton, Alberta, with the capability to produce specification propane, butane and condensate. In early 2006, Keyera

completed the Aurora pipeline, a 20 kilometre, 6 inch diameter gas pipeline, extending the reach of the plant into an area west of the plant that has seen increased drilling activity. The Medicine River gas plant is a 64 mmcf/d sour gas plant located approximately 8 kilometres from the Gilby gas plant. This plant completed a scheduled maintenance turnaround in 2007.

Other Assets

The other assets included in the North Central Region are the Chinchaga, Worsley and Greenstreet gas plants, together with their associated gathering systems, as well as the Gregg Lake - Obed Pipeline.

The Chinchaga gas plant is located approximately 550 kilometres northwest of Edmonton, Alberta. Plant facilities include inlet separation, inlet compression, gas sweetening, dehydration and propane refrigeration. The related Chinchaga – Cranberry oil pipeline is the primary conduit for oil and condensate out of the region. Keyera completed a scheduled maintenance turnaround of the plant in the last half of 2006.

The Worsley gas plant is located approximately 400 kilometres northwest of Edmonton, Alberta,. Gas processing services at the plant include dehydration, gas sweetening, refrigeration and sales gas compression. The Greenstreet gas plant, located approximately 20 kilometres northeast of Lloydminster, Saskatchewan, offers gas processing services including dehydration and compression. Keyera completed a scheduled maintenance turnaround on the Greenstreet gas plant in 2007.

The Gregg Lake - Obed Pipeline is a 129 kilometre sour gas pipeline consisting of 8 inch, 10 inch and 12 inch segments originating in the Salomon area near Hinton, Alberta located 250 kilometres west of Edmonton, Alberta. The Partnership is a 36% owner in the pipeline, which is connected to the Kaybob 3 gas plant. Both the pipeline and plant are operated by SemCAMS (formerly Central Alberta Midstream Services). In 2007, SemCAMS completed construction of a lateral pipeline feeding the Gregg Lake - Obed Pipeline in order to tie in a significant gas discovery made in early 2006. Production from this discovery began feeding into the pipeline in mid 2007, averaging 21 mmcf/d since that time.

NGL Infrastructure

Keyera owns extensive NGL infrastructure consisting of pipelines, processing, storage facilities and rail and truck loading/offloading facilities primarily located in the Edmonton - Fort Saskatchewan area of Alberta and extending down the Rimbey corridor. Keyera's NGL infrastructure assets include: 1) NGL processing, storage, truck and rail facilities at the Rimbey gas plant; 2) NGL processing, truck and rail facilities at the Gilby gas plant; 3) the Fort Saskatchewan facilities, which include NGL processing, storage and truck facilities as well as pipeline connections to the Edmonton Terminal; 4) the Dow Fort Saskatchewan facilities, which include a de-ethanizer, NGL processing and storage facilities; 5) the Edmonton Terminal, which includes storage, truck and rail facilities as well as pipeline connections; 6) Rimbey Pipeline, an NGL pipeline connecting the Rimbey gas plant and other facilities to the Edmonton Terminal; 7) the Wabasca Area Pipelines, which include two conventional crude oil pipelines, the Wabasca River Pipeline and North Senex Pipeline; and 8) the Judy Creek NGL Pipeline, operated by Imperial Oil connecting Judy Creek gas plant to the COED Pipeline. Keyera believes that this strategic NGL infrastructure enhances the competitive advantage of some of its gathering and processing services. Further, Keyera believes that the integrated network of facilities, from Rimbey/Gilby to Edmonton/Fort Saskatchewan, creates opportunities for its NGL marketing business.

The Edmonton/Fort Saskatchewan hub is one of four key NGL marketing hubs in North America. A significant portion of the NGL production from Alberta raw gas processing plants is delivered into the Edmonton/Fort Saskatchewan area via several NGL gathering systems. This hub is a major supply point for NGLs for use in the petrochemical and refining industries. It is also the starting point for two major NGL export pipelines extending to key markets in the U.S. Midwest and Ontario. Keyera's large underground storage caverns at Fort Saskatchewan allow NGLs to be stored in summer months to meet the traditional winter season demand for propane and butane.

Several major oil sands projects are in production or slated for development over the next decade in northern Alberta. Assuming these projects continue to proceed as planned, it is anticipated that future demand for condensate as a diluent will be strong and that a significant portion of the production from these projects will be delivered to the Edmonton/Fort Saskatchewan area for upgrading before being delivered to customers across North America. This is expected to result in an increase in demand for storage and logistics services in the Fort Saskatchewan area. Keyera's

facilities, located in close proximity to two major crude oil pipeline terminals and two major oil refineries, are well situated and can provide these additional logistics services.

Keyera has a total net NGL processing capacity of 65,170 bbls/d and total net storage capacity of 7,187,000 bbls. Certain key operating data are presented below:

Facility	Ownership Interest (%)	Operator	Gross Capacity (bbls/d)[1]	Net Capacity (bbls/d)[1]
Rimbey Gas Plant	86	Partnership		
NGL Processing			31,500[2]	27,100
Gilby Gas Plant	78	Partnership		
NGL Processing			3,200[2]	2,500
Fort Saskatchewan Facilities	77	KEFL		
NGL Processing			30,200[2]	23,250
Storage			8,900,000 bbls	6,827,000 bbls
Pipelines			210,000	161,700
Dow Fort Saskatchewan Facilities		Dow		
De-ethanizer	10		69,200	6,920
NGL Processing	18		30,000[2]	5,400
Storage	18		2,000,000 bbls	360,000 bbls
Rimbey Pipeline	100	Rimbey LP	45,000	45,000
Wabasca Area Pipelines		Partnership		
Wabasca River Pipeline	63		20,000	12,600
North Senex Pipeline	88		3,500	3,080
Judy Creek NGL Pipeline	19	Imperial Oil	31,950	6,070

Note:

(1) Unless otherwise indicated.

(2) These gross capacity figures are based on licensed capacity. Actual capacity varies from time to time depending on operating conditions and operational constraints.

Rimbey and Gilby Gas Plants

The Rimbey gas plant NGL assets include a 31,500 bbls/d NGL processor, storage, truck loading and offloading facilities and a rail terminal. The rail terminal has a capacity of 13,750 bbls/d and provides the Partnership with the ability to direct propane and butane to markets throughout North America. An NGL and condensate truck facility was constructed in 2001 to accept delivery of NGL mix for processing and transport to market through Keyera facilities. NGL products can be shipped from Rimbey by truck, by rail, or through the Rimbey Pipeline to Fort Saskatchewan. This flexible access to high-value NGL markets is a competitive advantage for the Rimbey gas plant and for Keyera's NGL marketing business.

The Gilby gas plant NGL facilities include a 3,200 bbls/d NGL processor, storage, truck loading/offloading facilities and a rail terminal. Propane and butane are shipped from Gilby by truck and by rail.

Fort Saskatchewan Facilities

The Fort Saskatchewan facilities are operated by KEFL and include a 30,200 bbls/d NGL processing plant, storage facilities and three pipelines connecting to the Edmonton Terminal. The NGL processing plant receives NGL feedstock from various sources and splits the NGL mix into saleable products. The storage facilities consist of underground storage caverns and above ground tanks that hold NGL feedstock and NGL processed products. The pipeline system transports NGLs to and from the Fort Saskatchewan facilities, as well as to and from other NGL processing and storage facilities and customers in the Fort Saskatchewan area.

At the plant, NGL mix is processed into marketable propane, butane and condensate products. The facility's NGL processing capacity represents approximately 19% of the current NGL processing capacity in the Edmonton/Fort Saskatchewan area. The total storage capacity of this facility, 8.9 million barrels in 10 underground caverns, represents approximately 40% of the total NGL storage capacity in the Edmonton/Fort Saskatchewan area and 100% of the underground condensate storage capacity. This capacity allows propane, butane and condensate to be stored when demand is lower (typically during the summer months) and sold when demand is higher (typically in the winter months). In 2005, Keyera entered into multi-year storage contracts to complement the many short term storage arrangements that are negotiated on an ongoing basis. (See "Other Information Relating to Keyera's Business - NGL Infrastructure Contracts").

Construction of a new brine pond at the Fort Saskatchewan Facility was completed in 2006. This new pond increased the brine storage capacity at the Fort Saskatchewan Facility by 3.9 million barrels and facilitates higher deliverability and utilization of the existing storage caverns.

In 2007 Keyera announced plans to expand storage capacity for condensate, propane and butane at its NGL processing and storage facility in Fort Saskatchewan by 3 million barrels over a five to six-year period. Plans for the overall project include the mining of four new underground storage caverns and the construction of a new brine pond. Site preparation for the first cavern started in the fourth quarter of 2007 and, if construction proceeds as planned, it is expected to be operational by the fourth quarter of 2009. Keyera also began construction on an expansion of the truck rack at the Fort Saskatchewan facility in 2007. This expansion, which is expected to be operational in the second quarter of 2008, will increase Keyera's operational flexibility and provide enhanced product loading services.

Another new development affecting the Fort Saskatchewan facilities was the successful negotiation of a long-term lease for a fourth pipeline between these facilities and the Edmonton Terminal. Once tie-ins are completed, the new pipeline is expected to offer greater operational flexibility by allowing Keyera to more easily direct the flow of condensate, propane, butane, and NGL mix in either direction between these two locations. As utilization of storage capacity increases, the additional pipeline capacity will increase the rates at which products can be moved in and out of the 10 storage caverns at the Fort Saskatchewan facility.

Dow Fort Saskatchewan Facilities

KEFL owns an 18% interest in the Dow Fort Saskatchewan facilities, consisting of a 30,000 bbls/d NGL processing facility and an NGL storage facility. As a result of the acquisition of EnerPro, KEFL also owns a 10% interest in the Dow Fort Saskatchewan de-ethanizer, which has a capacity of 69,200 bbls/d.

Rimbey Pipeline and Edmonton Terminal Facilities

Rimbey Pipeline is a 110 kilometre pipeline carrying propane, butane and condensate from the Rimbey gas plant northward to Keyera's Edmonton Terminal. The Rimbey Pipeline is also connected to three Edmonton area oil refineries, as well as NGL processing and storage facilities in the Fort Saskatchewan area. The Edmonton Terminal is a terminalling and logistics facility that is connected to the Rimbey Pipeline, as well as multiple other third party pipelines and NGL markets. These connections make the Edmonton Terminal a distribution hub for propane, butane and condensate in the Edmonton/Fort Saskatchewan area. Both the Rimbey Pipeline and the Edmonton Terminal are owned and operated by Rimbey LP.

In the third quarter of 2006, a new rail facility was commissioned at the Edmonton Terminal, allowing for the loading and offloading of up to 10,000 bpd of condensate. In 2007, Keyera completed construction of a new condensate truck loading facility. This facility provides additional truck loading capacity and enhances Keyera's flexibility with respect to marketing condensate in regional markets. The Edmonton Terminal also features propane treating and propane and butane storage and is used in Keyera's crude oil midstream activities. (See "Business of Keyera - Marketing – Crude Oil Midstream"). The Edmonton Terminal is connected to Keyera's Fort Saskatchewan facilities by four pipelines, providing access to additional storage capacity and operational flexibility. With additional heavy oil and bitumen projects planned in northern Alberta, Keyera's NGL infrastructure at the Edmonton Terminal is well positioned to take advantage of increased demand for condensate, diluent and other products.

Other Assets

The other assets included in the NGL Infrastructure business unit are the Wabasca Area Oil Pipelines and the Judy Creek NGL Pipeline.

Located approximately 450 kilometres north of Edmonton, Alberta, the Wabasca Area Oil Pipelines include the Wabasca River Pipeline and the North Senex Pipeline, both operated by the Partnership. Both pipelines transport conventional crude oil from the East Peace River Arch area of Northern Alberta to a connection point on the Rainbow Pipeline at Evi, Alberta. The system consists of 80 kilometres of 4 inch and 6 inch gathering pipelines as well as 110 kilometres of 8 inch trunkline.

The Judy Creek NGL Pipeline is a 190 kilometre pipeline running from the Judy Creek gas plant to the COED Pipeline, which is five kilometres south of Edmonton, Alberta. The Partnership is a 19% owner in the pipeline which is operated by Imperial Oil.

Marketing

The marketing business is focused on the marketing of products associated with Keyera's facilities, including NGLs, crude oil and sulphur. Keyera markets products acquired through processing arrangements, term supply agreements and other purchase transactions. The marketing business has grown significantly, gaining competitive advantage from Keyera's integrated network of processing, storage, pipeline, truck, rail and terminal facilities.

NGL Marketing

Keyera's marketing business is conducted primarily through the Partnership and KEI. NGL volumes are purchased either as NGL mix or as specification propane, butane and condensate, normally under one-year contracts. These volumes are purchased at the gas plant gate, at truck and rail terminals or in NGL gathering pipelines. The Partnership also acquires NGL volumes through raw gas purchase arrangements and by retaining ownership of some NGLs produced from the raw gas at the Partnership's gas plants. At the Edmonton/Fort Saskatchewan hub, NGL supply can be acquired through purchases or exchanges. The NGL business is underpinned by two long-term supply arrangements that provide a base of NGL supply. The most significant of these is the long-term supply arrangement with ConocoPhillips which expires in 2018. (See "Business of Keyera - Business Arrangements - ConocoPhillips Arrangements" and "Risk Factors – Risks Inherent in Keyera's Business – Reliance on Principal Customers"). The other agreement, which was entered into in connection with the EnerPro acquisition, was set to expire in 2007 but has been extended until 2009.

When Keyera acquires NGL mix, it is fractionated into specification products at Keyera's facilities or, in some instances, at third party facilities. Keyera believes that the integration of its gathering, processing and NGL infrastructure with its marketing business will continue to provide opportunities to purchase NGL supply volumes. The main specification product markets in which Keyera participates are propane, butane and condensate. Propane is generally used for heating, butane is used to support western Canadian crude oil production and gasoline blending, and condensate is largely used as a diluent to enable heavy crude oil to flow in pipelines. The NGL specification products may be temporarily stored or delivered immediately to end use markets for resale. As demand for NGLs, particularly propane, tends to be seasonal, Keyera often builds an inventory over the non-winter months, utilizing the storage capacity at the Fort Saskatchewan facilities, for sales in the winter months when demand is traditionally higher. In 2007, the Partnership marketed an average of 50,800 bbls/d of NGLs.

KEI's activities grew significantly in 2006 following its acquisition of three propane terminals in the U.S. and the associated propane marketing contracts. From the time of this acquisition in June 2006 through the end of 2006, KEI marketed an average of 1,950 bbls/d of NGLs. KEI continued to expand its propane marketing business in 2007, marketing an average of 3,702 bbls/d of NGLs and acquiring a fourth propane terminal in Montana. The addition of these four terminals to KEI's asset base has allowed Keyera to expand its NGL marketing business in key propane markets in the U.S., thereby vertically integrating its business, diversifying its geographic markets and expanding its customer base.

Keyera manages its supply and sales portfolio by monitoring its inventory position and its purchase and sale commitments, as well as by actively participating in other hub markets such as those in Mt. Belvieu, Texas and Conway, Kansas. Nevertheless, the marketing business is exposed to commodity price fluctuations arising between the

time contracted volumes are purchased and the time they are sold, as well as fluctuations in the margins between purchase prices and sales prices and other risks that affect price and supply - demand trends. Keyera manages a portion of its price risk by using financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options, and by offsetting some of its physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Notwithstanding Keyera's management of price and volume risk, marketing margins for NGLs may vary significantly from period to period. (See "Risk Factors - Risks Inherent in Keyera's Business - Market Risk and Marketing Activities").

Crude Oil Midstream

Crude oil activities make up a growing part of Keyera's business. In its crude oil midstream activities, the Partnership operates facilities at various locations in Alberta that allow it to process, transport, blend and sell crude oil. A significant proportion of these activities are undertaken as joint ventures. These activities are underpinned by multi-year contracts pursuant to which Keyera obtains access to various crude oil streams and is dependent on continuing access to these streams. (See "Risk Factors and Risk Management Strategies - Risks Inherent in Keyera's Business - Reliance on Principal Customers and Suppliers" and "Risk Factors and Risk Management Strategies - Risks Inherent in Keyera's Business - Reliance on Other Facilities").

Crude oil margins are earned by capturing spreads between different qualities of crude oil and are exposed to volatility in price differentials between various crude oil streams. Keyera manages this risk exposure by trying to balance purchases and sales and locking in margins. Notwithstanding Keyera's management of price and quality risk, marketing margins for crude oil can vary significantly from period to period. (See "Risk Factors and Risk Management Strategies - Risks Inherent in Keyera's Business - Market Risk and Marketing Activities").

OTHER INFORMATION RELATING TO KEYERA'S BUSINESS

Business Arrangements

Gathering and Processing Contracts

Natural gas producers who transport and process natural gas through facilities in which Keyera owns an interest have entered into gathering and processing contracts with Keyera or its predecessors. Such contracts outline the services to be provided to the producers, the terms and conditions relating to the provision of such services and the fee structure associated with gathering and processing the producers' natural gas.

Generally, the types of gathering and processing contracts can be categorized as either "interruptible-service contracts" or "firm-service contracts" as follows:

(a) *Interruptible-service contracts* — Service is available only if the applicable facilities have capacity after all firm-service contracts have been satisfied and Keyera elects to make capacity available to the gas producer. Each contract specifies the producer's processing priority and efforts are made to process each interruptible-service customer's gas production. When capacity is limited, however, processing priority determines the apportioning of available capacity, with first preference to firm-service contracts.

(b) *Firm-service contracts* — Service is not subject to interruption by Keyera except in circumstances beyond Keyera's control. Generally, no other service contract has a higher priority or claim to a facility's capacity than a firm-service contract. These contracts often contain dedication of reserves provisions under which the producer agrees to deliver all gas produced from specified reserves to a facility.

Typically such gathering and processing contracts are further categorized according to their term:

(a) *Evergreen contracts* — These agreements continue in force until terminated by either party upon prior notice, generally between three and six months.

(b) *Long-term contracts* — These agreements remain in force for a period of three years or more or where the term of the contract is defined by the life of natural gas reserves dedicated to the facility.

Interruptible service, evergreen contracts represented approximately 63% of aggregate throughput at Keyera's facilities during 2007.

NGL Infrastructure Contracts

Customers who utilize Keyera's NGL infrastructure for transportation, processing or storage of NGLs enter into service contracts with Keyera on a fee-for-service basis. Such contracts outline the services to be provided, the terms and conditions relating to the provision of such services and the associated fee structure. Generally, the NGL service contracts can be categorized as interruptible service contracts or firm service contracts, similar to the natural gas gathering and processing contracts. The term of NGL transportation, processing and storage contracts is typically one year; however Keyera has also entered into some multi-year transportation and storage contracts. (See "Risk Factors – Risks Inherent in Keyera's Business – Reliance on Principal Customers")

Fee Methodologies

Most of Keyera's facilities business is conducted on a fee-for-service basis. Keyera charges a fee to its customers for transportation, processing and storage services. The fees are based on either a flow-through operating cost structure or a fixed fee methodology. Both methodologies are widely accepted by industry participants. Keyera has flexibility to tailor the fees it charges depending on market conditions. The fees can also be tailored to meet different levels of service depending on a customer's requirements. In general, firm service attracts a higher fee than does interruptible service. In the case of gas processing fees, the fee is usually based on the composition of the raw gas stream being processed. Processing fees tend to be higher for sour gas than for sweet gas.

(a) *Flow-Through Operating Cost* — This type of fee is comprised of a capital component and a flow-through operating component. The capital component is generally a function of the replacement cost of Keyera's capital invested in the facility, while the operating component is a *pro rata* share of the operating costs for the facility calculated based on total throughput. There is generally lower risk to Keyera with this fee structure than with a fixed fee since the intent is that operating costs will generally be flowed through to customers. Revenue from the capital component of these fees may vary depending on throughput volume and the competitive position of the facility. Of Keyera's natural gas gathering and processing revenue in 2007, approximately 84% was derived from contracts based on a flow-through operating cost structure.

(b) *Fixed fee* — This type of fee is comprised of a fixed charge per unit transported or processed. While a fixed fee gives customers certainty in their per unit cost, Keyera risks not fully recovering its capital and operating costs. However, Keyera has the opportunity to increase revenues in times of increasing utilization because, unlike a flow-through operating cost fee structure, the per unit cost to customers does not fall with greater utilization. In general, service contracts that include a fixed fee with a term greater than one year also include fixed fee escalation provisions. Of Keyera's natural gas gathering and processing revenue in 2007, approximately 16% was derived from fixed fees, while virtually all of the NGL processing, storage and transportation revenue is derived from fixed fees.

Revenue Allocation

Fee revenues collected for services performed by a gas plant or NGL processing facility are allocated to facility owners in one of three ways:

(a) *Excess capacity method* —Facility owners receive a share of third party fee revenue based on their share of unutilized capacity of the facility. Owners who are using more than their proportionate share of capacity generally pay an "owner over-usage fee" which is also allocated using the same method.

(b) *Working interests method* — All producers bringing production to or through the facility pay a fee. The total fee revenue collected at the facility is then allocated to the owners based on the working interest they hold in the facility.

(c) *Unique arrangements* — One example is a method where each owner in the facility has exclusive access to its owned capacity and each owner is entitled to 100% of the revenue derived from use of such capacity. Keyera negotiates fees charged to third parties for the transportation, processing and storage capacity utilized.

ConocoPhillips Arrangements

Under agreements that expire on December 1, 2018, ConocoPhillips is required to deliver certain current and new production from specific areas surrounding twelve of the Partnership's gas plants to those plants for processing, subject to commercially competitive terms. The Partnership is required to process such production in priority to certain third party production and to provide ConocoPhillips with a preferential right to contract for processing capacity on a firm basis, subject to commercially competitive terms. In 2007, natural gas processed by the Partnership for ConocoPhillips accounted for approximately 15% of the Partnership's natural gas gathering and processing revenue.

Under agreements that expire on December 1, 2018, the Partnership purchases essentially all of ConocoPhillips' NGLs produced at natural gas processing plants in western Canada. The price for these NGLs is calculated using recognized price indices. These NGLs accounted for approximately 13% of Keyera's NGL supply volumes in 2007.

Borrowing

Keyera has established credit facilities consisting of a $150 million committed unsecured revolving term facility that matures on April 21, 2010 and $30 million of unsecured revolving demand facilities. These credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. base rate loans, Libor loans or Bankers' Acceptances rates. As of December 31, 2007 there were no drawings under these Credit Facilities.

The bank credit facilities contain a covenant that Keyera will not distribute in any twelve month period more than 105% of the distributable cash flow attributable to that twelve month period. For the year ended December 31, 2007, Keyera distributed 66% of its distributable cash flow, using the definitions in the bank credit facilities. These facilities are also subject to two major financial covenants: "Debt to EBITDA" and "Debt to Capitalization". The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in the credit agreements provide for the deduction of net working capital items in the calculation of debt. The following are the ratios as calculated in accordance with the covenants as at December 31, 2007:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 3.50	1.59
Debt to Capitalization not to exceed 0.55	0.26

Keyera has $335 million of long-term senior unsecured notes as follows: $20 million bearing interest at 5.42% and maturing in August 2008; $90 million bearing interest at 5.23% and maturing in October 2009; $52.5 million bearing interest at 5.79% and maturing in August 2010; $52.5 million bearing interest at 6.155% and maturing in August 2013; $60 million bearing interest at 5.89% and maturing in December 2017; and $60 million bearing interest at 6.14% and maturing in December 2022. These notes are subject to three major financial covenants: "Consolidated Debt to Consolidated EBITDA", "Consolidated EBITDA to Consolidated Interest Charges" and "Priority Debt to Consolidated Total Assets".

The calculations for each of these ratios are based on specified definitions. The following are the ratios calculated in accordance with the covenants as at December 31, 2007 for the notes maturing in 2008, 2009, 2010 and 2013:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 3.5	2.14
EBITDA to Interest Charges not less than 3.0	10.90
Priority Debt to Total Assets not to exceed 15%	0%

The following are the ratios calculated in accordance with the covenants as at December 31, 2007 for the notes maturing in 2017 and 2022:

Covenant	Position as at December 31, 2007
Debt to EBITDA not to exceed 5.0	1.42
EBITDA to Interest Charges not less than 2.0	8.35
Priority Debt to Total Assets not to exceed 15%	0%

Management expects that upon maturity of the credit facilities, adequate replacement facilities will be established.

Decommissioning, Abandonment and Reclamation Costs

Keyera incurs certain decommissioning, abandonment and reclamation costs each year in connection with its natural gas gathering and processing and NGL processing, transportation and storage operations. These costs can include items such as groundwater monitoring programs, soil remediation and decommissioning of unutilized equipment, all of which help Keyera monitor and proactively manage its environmental liability. These costs are included as part of the respective facility operating expenses and are fully recovered from customers as part of the operating fee charged where flow-through-operating-cost fee structures are in place. This treatment of current environmental costs does not, however, provide for recovery of end-of-life decommissioning costs expected after a facility is permanently decommissioned. An estimate of end-of-life decommissioning costs is included in the asset retirement obligation recorded in Keyera's financial statements. However, it is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation. (See "Risk Factors and Risk Management Strategies – Risks Inherent in Keyera's Business – Decommissioning, Abandonment and Reclamation Costs").

Competition

Each of the Partnership's gas plants is subject to competition from other gas processing plants which are either in the same general vicinity or have gathering systems that are or could potentially extend into geographic regions served by Keyera's facilities. Keyera's pipelines, storage, terminal and NGL processing facilities are also subject to competition from other similar facilities in such regions. The NGL marketing business of Keyera competes directly with other gas products marketing businesses and may also compete with businesses offering alternative fuel and feedstock sources. (See "Risk Factors – Risks Inherent in Keyera's Business - Competition").

Employees and Labour Relations

Keyera employs approximately 425 personnel in its operations. Approximately 45 employees employed by Keyera at the Rimbey gas plant are represented by Gas and Oil Union Local 504 and approximately 36 employees employed by Keyera at the Strachan gas plant are represented by Gas and Oil Union Local 507. These unions are separate bargaining units and are not associated with any national or international union. The current collective agreement for employees at the Strachan gas plant expires on December 31, 2011. The collective agreement for employees at the Rimbey gas plant expired on December 31, 2007 and Keyera is currently engaged in negotiations to renew the agreement. There has never been a labour-related work stoppage at any of the facilities. (See "Risk Factors and Risk Management Strategies – Risks Inherent in Keyera's Business – Employees and Contractors").

Foreign Markets and Operations

As part of its NGL marketing activities, Keyera markets NGLs in the United States, including hub markets such as Mt. Belvieu, Texas and Conway, Kansas. These marketing activities are conducted in part through the Partnership and in part through Keyera's U.S. subsidiary, KEI. KEI, which has an office in Houston, Texas, commenced operations in late 2005 and over the last two years has expanded its U.S. presence through the acquisition

of propane terminals in Vancouver, Washington, Albuquerque, New Mexico, Lordstown, Ohio and Superior, Montana. Because pricing of NGLs in Canadian markets is influenced by pricing and markets in the U.S., Keyera's Canadian marketing business is affected by trends in the U.S. (See "Risk Factors – Risks Inherent in Keyera's Business – Foreign Operations").

CODE OF BUSINESS CONDUCT

Keyera is committed to conducting business ethically and legally. Directors, officers, employees, contractors and consultants are expected not only to comply with all applicable laws and regulations, but also to avoid situations where their personal interests conflict or appear to conflict with their duties and responsibilities to the Fund and its affiliates.

The Board of Directors has adopted a Code of Business Conduct which applies to all directors, employees and officers of the Fund and its affiliates. In support of the adoption and implementation of the Code of Business Conduct, Keyera has approved specific business conduct policies and procedures covering various matters. Directors, officers, employees and consultants are required to comply with these policies and procedures. Keyera's Insider Trading Procedure is one example of the policies and procedures that have been adopted. This procedure prescribes blackout periods and outlines the circumstances in which Keyera's directors, officers, employees and consultants will be restricted or prohibited from trading in Units or other securities. In accordance with this procedure, directors, officers and certain other employees and consultants are required to notify and obtain the permission of the Chief Financial Officer before buying or selling any Units.

An education program for employees was adopted in conjunction with the rollout of the Code of Business Conduct and the business conduct policies in 2005 and this training program continues to form the basis for the education of new employees. All employees are required to certify that they have reviewed the business conduct policies. In addition, employees are periodically asked to confirm their understanding of the business conduct policies and that they have complied with such policies.

In conjunction with the Code of Business Conduct, the Board of Directors has also established a whistleblower hotline to provide a forum for employees, officers, contractors and consultants who have reason to believe that something may have been done illegally or contrary to Keyera policy to report these concerns to a neutral third party on a confidential basis for investigation. Quarterly reports from the whistleblower hotline are provided to the Audit Committee. The Code of Business Conduct is available on SEDAR at www.sedar.com and on the Fund's website at www.keyera.com. Copies may also be obtained from the Director, Investor Relations of the Administrator at 600, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

INFORMATION CONCERNING THE FUND, THE TRUSTEE AND THE ADMINISTRATOR

The following contains a summary of certain material attributes and characteristics of the relationship between the Fund, the Trustee and the Administrator. This summary does not purport to be exhaustive and readers are referred to the Fund Declaration of Trust for the full text of its provisions. The Fund Declaration of Trust is available on the Keyera website at www.keyera.com and on SEDAR at www.sedar.com.

Powers of the Trustee and Delegation to the Administrator

Fund Declaration of Trust

In conjunction with the amendments to the Fund Declaration of Trust in 2005, Computershare Trust Company of Canada was appointed as the Trustee of the Fund. The Trustee is responsible for supervising and managing the affairs of the Fund. The Fund Declaration of Trust provides that, subject to its terms and conditions, the Trustee has full, absolute and exclusive power, control and authority over the Fund's assets and over the affairs of the Fund to the same extent as if the Trustee was the sole and absolute legal and beneficial owner of the Fund's assets. Within the Fund Declaration of Trust, the Trustee has delegated to the Administrator all of the power, authority and responsibility to effect the actual administration and fulfilment of the duties of the Trustee under the Fund Declaration of Trust. Some specific examples of the powers granted to the Trustee and delegated to the Administrator pursuant to the Fund Declaration of Trust include the power and authority to:

- supervise the activities and manage the investments and conduct the affairs of the Fund;

- effect payment of distributions to Unitholders as provided in the Fund Declaration of Trust;
- prepare and approve any disclosure document required under applicable securities legislation;
- prepare and approve and provide to the Unitholders annual audited and interim unaudited financial statements of the Fund;
- attend to all matters in relation to future offerings, the issuance of Units, securities exchangeable into Units or other rights, warrants, options or other securities convertible into or exchangeable for Units, for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of the Fund Declaration of Trust, and all matters in relation to redemption of Units;
- approve the adoption of a Unitholder rights protection plan from time to time;
- invest funds of the Fund as provided in the Fund Declaration of Trust;
- where reasonably required, engage or employ on behalf of the Fund any persons as agents, representatives, administrators, employees or independent contractors in one or more capacities;
- enter into or perform the obligations of the Fund under and in respect of any and all agreements to which the Fund becomes a party including, but not limited to, the Administration Agreement;
- without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Fund or for other expenses incurred in connection with the Fund and enter into hedging arrangements with respect thereto and for such purposes execute and issue promissory notes and other evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred or engage in any other means of financing the Fund, and grant security, in any form, over any or all of the Fund's assets to secure any or all of the obligations of the Fund including its obligations under any guarantee;
- guarantee the obligations of any direct or indirect subsidiary of the Fund pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Fund as security for such guarantee; and
- do all such other acts and things as are incidental to or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Fund, promote any of the purposes for which the Fund is formed and carry out the provisions of the Fund Declaration of Trust.

The Fund Declaration of Trust specifically states that the Administrator has responsibility for: (i) implementing procedures regarding limitations on non-resident ownership as provided in the Fund Declaration of Trust if it becomes aware that the beneficial owners of 49% of the Units then outstanding are, or may be, non-residents or that such situation is imminent; and (ii) using commercially reasonable efforts to ensure that the Fund qualifies at all times as a "mutual fund trust" pursuant to section 132(6) of the Tax Act.

The Fund Declaration of Trust provides that the Trustee and the Administrator shall act honestly and in good faith and in the best interests of the Fund and in connection with that duty must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Fund Declaration of Trust also provides that the Trustee shall have no liability or responsibility for any matters delegated to the Administrator or to the Board of Directors under the Fund Declaration of Trust or the Administration Agreement. The Fund Declaration of Trust provides that the Trustee will be entitled to indemnification from the Fund in respect of the Trustee's power and the discharge of the Trustee's duties provided that the Trustee acted honestly and in good faith with a view to the best interests of the Fund.

Administration Agreement

In addition to the delegation of all responsibilities of the Trustee to the Administrator in the Fund Declaration of Trust, the Fund and the Administrator have entered into the Administration Agreement which sets out the terms and conditions upon which the Administrator provides these services to the Fund. The Administration Agreement provides for a management fee to be paid by the Fund to the Administrator; however, because the Administrator is wholly owned by the Fund, any profit or loss arising from the management fee will indirectly accrue to the Fund.

The term of the Administration Agreement is the same as the term of the Fund. The Administration Agreement may be terminated by any of the parties in the event of the insolvency or receivership of another party, or in the case of default by one of the other parties in the performance of a material obligation of the Administration Agreement (other than as a result of the occurrence of a *force majeure* event) which is not remedied within 30 days. Any recipient of services under the Administration Agreement may at any time terminate or suspend the provision of any particular service by the Administrator.

Removal or Resignation of the Trustee

Pursuant to the Fund Declaration of Trust, the Trustee may resign by giving the Administrator not less than 90 days' prior written notice. Further, the Trustee may be removed by ordinary resolution of the Unitholders and may also be removed by the Administrator in the event that (i) the Trustee fails to meet the qualifications specified in the Fund Declaration of Trust, (ii) the Trustee declares bankruptcy or becomes insolvent, (iii) all or substantially all of the assets of the Trustee become subject to seizure or confiscation, or (iv) the Trustee otherwise becomes incapable of performing its responsibilities.

Amending the Fund Declaration of Trust

The Fund Declaration of Trust may be amended or altered from time to time by Special Resolution. In addition, the Fund Declaration of Trust gives the Trustee the power to make certain amendments without Unitholder approval, which power has been delegated to the Administrator. Amendments to the Fund Declaration of Trust that may be made without the approval of Unitholders include amendments:

(a) for the purpose of complying with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Fund;

(b) which, in the opinion of the Trustee, provide additional protection for Unitholders;

(c) to remove any conflicts or inconsistencies in the Fund Declaration of Trust or to make minor corrections which, in the opinion of the Trustee, are necessary or desirable and are not prejudicial to the Unitholders;

(d) which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws; and

(e) which, in the opinion of the Trustee, are necessary or appropriate to change the *situs* of, or the laws governing, the Fund if desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Fundamental Transactions

The Fund Declaration of Trust provides that the Fund will not enter into or implement any Fundamental Transaction without prior approval of a Special Resolution. In addition, the Fund Declaration of Trust provides that the Fund will not vote or permit the voting of the securities of any Keyera Entity without the approval of the Unitholders by Special Resolution, to authorize, among other things:

- any Fundamental Transaction involving the Partnership or the Administrator except in connection with an internal reorganization;

- any material amendment to the Partnership Agreement or the articles of the Administrator in a manner prejudicial to the Fund; or
- issue or transfer any voting securities of the Administrator to any person other than the Fund except in connection with an internal reorganization.

Term of the Fund

The Fund has been established for a term to continue until 21 years after the death of the last surviving issue of Her Majesty Queen Elizabeth II alive on April 3, 2003. The termination of the Fund may also be required by Special Resolution.

Information and Reports

In accordance with and subject to applicable securities laws, the Fund will furnish to Unitholders such consolidated financial statements of the Fund (including quarterly and annual consolidated financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Unitholders, the Administrator will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Fund Declaration of Trust to be provided to such holders. The Administrator is responsible for filing press releases and material change reports of the Fund that relate to changes in the affairs of such entities, and ensuring compliance by the Fund with all applicable continuous disclosure obligations in accordance with the requirements of applicable securities legislation. The Fund has adopted and implemented a disclosure policy which is administered by the Administrator.

CAPITAL STRUCTURE OF THE FUND

The Fund has Units and Debentures outstanding. Certain material features of each of the Units and the Debentures are described below. This summary does not purport to be exhaustive and readers are referred to the Fund Declaration of Trust for a complete description of the Units and to the Debenture Indenture (as herein defined) for a complete description of the Debentures. Both the Fund Declaration of Trust and the Debenture Indenture are available on SEDAR at www.sedar.com.

Units

An unlimited number of Units are issuable pursuant to the Fund Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holder thereof to one vote for each whole Unit held at all meetings of Unitholders. Except as set out under "Redemption at the Option of Unitholders" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

Issuance of Units

The Fund Declaration of Trust provides that the Units or rights to acquire Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines, including pursuant to any unitholder rights plan, distribution reinvestment plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis.

The Fund Declaration of Trust also provides that immediately after any *pro rata* distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold, after the consolidation, the same number of Units as the Unitholder held before the non-cash distribution. In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation.

Redemption at the Option of Unitholders

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form reasonably acceptable to the Trustee, together with written instructions as to the number of Units to be redeemed. As the Units are issued in book entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Units tendered for redemption are surrendered and the holder is entitled to receive a price per Unit (the "Redemption Price") equal to the lesser of: (i) 90% of the weighted average price per Unit at which the Units have traded on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such exchange or market immediately prior to the date on which the Units were tendered for redemption, and (ii) an amount equal to (a) the closing market price of the Units on the date on which the Units were tendered for redemption, on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) if there was a trade on the date on which the Units were tendered for redemption and the stock exchange or market provides a closing price; (b) an amount equal to the average of the highest and lowest prices of Units on the date on which the Units were tendered for redemption, on the principal exchange on which the Units are listed (or, if the Units are not listed on any exchange, on the principal market on which the Units are quoted for trading) if there was trading on the date on which the Units were tendered for redemption and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; or (c) the average of the last bid and ask prices on the date on which the Units were tendered for redemption, on the principal exchange on which the Units are listed (or, if the Units are not listed on any exchange, on the principal market on which the Units are quoted for trading) if there was no trading on the date on which the Units were tendered for redemption.

The aggregate Redemption Price payable by the Fund in respect of any Units tendered for redemption during any month shall be satisfied by way of a cash payment by the Fund within five days after the end of the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that: (i) the total amount payable in cash by the Fund in respect of all Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that such limitation may be waived at the discretion of the Trustee); (ii) at the time such Units are tendered for redemption, the outstanding Units shall be listed for trading on the TSX or traded or quoted on any other stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Units; (iii) the normal trading of Units is not suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10-day trading period prior to the date on which the Units are tendered for redemption; and (iv) the redemption of the Units will not result in the delisting of the Units on the principal stock exchange on which the Units are listed.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of the limitations set forth in the immediately foregoing paragraph, then the Redemption Price for such Units shall be the fair market value thereof as determined by the Trustee in its absolute discretion, and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution *in specie* of assets of the Fund which may include Redemption Notes (each Redemption Note being in the principal amount of $100) or other assets held by the Fund or any combination of Redemption notes, other assets and cash payment, as determined by the Trustee in its discretion. No fractional Redemption Notes will be distributed and where the number of Redemption Notes to be received by a Unitholder includes a fraction, such number shall be rounded down to the next lowest whole number.

The Redemption Notes are subordinated promissory notes issued by the Fund (in series or otherwise) in principal amounts equal to the *in specie* redemption price (as defined in the Fund Declaration of Trust) of the Units being redeemed and are:

- unsecured;
- bear interest from and including the issue date of the redemption note at a rate equal to the prime rate of interest of a Canadian chartered bank plus 1% per annum and payable monthly in arrears (with interest after as well as before maturity, default and judgment and interest on overdue interest at such rate);

- subordinated and postponed to all senior indebtedness which may be subject to a subordination and postponement agreement or other similar agreement;
- subject to a right of early repayment;
- due and payable on the 10th anniversary of the date of issuance; and
- subject to such other terms and conditions as the Trustee or the Board of Directors may determine.

The Redemption Notes of all series shall rank *pari passu* with one another without discrimination, preference or priority (provided that the principal and interest prior to any accelerated payment thereof due to a default, may be payable at different times).

It is anticipated that this redemption right will not be the primary mechanism for Unitholders to dispose of their Units. Assets of the Fund which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any exchange and no market is expected to develop in such assets of the Fund. Assets of the Fund so distributed may be subject to resale restrictions under applicable securities laws and may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such purchases will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Limitation on Non-Resident Ownership

As of the date hereof, in order for the Fund to maintain its status as a "mutual fund trust" under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. One of the ways that entities such as the Fund meet these criteria is to restrict the number of non-residents of Canada who can own securities to less than 50%. So long as the Tax Act contains this requirement, the Fund Declaration of Trust requires the Fund to restrict non-resident ownership of Units to no more than 49%.

In accordance with amendments to the Fund Declaration of Trust passed by Unitholders at the 2007 annual and special meeting, the Administrator has flexibility to determine the best way to maintain the Fund's mutual fund trust status. In particular, the Fund Declaration of Trust empowers the Administrator to take any of the following steps at any time in connection with maintaining the Fund's status as a mutual fund trust:

(i) require the transfer agent or registrar of the Units to refuse to accept a subscription for Units from, or issue or register a transfer of Units to, a person unless that person provides a declaration to the Administrator and the transfer agent that the Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident of Canada (as defined in the Tax Act);

(ii) send a notice to non-resident Unitholders, chosen in such manner as the Board of Directors may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of 60 days or such shorter period as may be required to preserve the status of the Fund as a mutual fund trust within the meaning of the Tax Act. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units or provided the Administrator and the transfer agent with evidence satisfactory to the Administrator that the Units are not beneficially owned by Non-residents, the Administrator may suspend the voting and distribution rights, if any, attached to such Units until they are sold and may direct the Trustee, on behalf of such Unitholders, to sell such Units. Upon such sale, the affected Unitholders shall cease to be holders of the Units so disposed of and their rights shall be limited to receiving the net proceeds of sale (net of applicable taxes and costs of sale);

(iii) delist any listed securities of the Fund from any non-Canadian stock exchange; and

(iv) take such other actions as the Administrator determines, in its sole discretion, may be appropriate in the circumstances that will reduce or limit the number of Units held by non-residents of Canada (as defined in the Tax Act) in order for the Fund to maintain its status as a mutual fund trust.

Meetings of Unitholders

The Fund Declaration of Trust provides that there shall be an annual meeting of Unitholders for the purpose of: (a) presentation of the audited financial statements of the Fund for the immediately preceding year; (b) the election of the Board of Directors; (c) the appointment of auditors of the Fund for the ensuing year; and (d) transacting such other business as the Trustee or the Board of Directors may determine or as may otherwise be properly brought before the meeting.

The Fund Declaration of Trust provides that meetings of Unitholders may be convened at any time and for any purpose by the Trustee or the Board of Directors and must be convened, except in certain circumstances, if requisitioned in writing by Unitholders representing not less than 5% of the aggregate votes attached to the Units then outstanding. A requisition will be required to state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders are entitled to attend and vote at all meetings either in person or by proxy, and a proxyholder is not required to be a Unitholder. Two persons present and representing in person or by proxy in the aggregate at least 5% of the votes attached to all outstanding Units constitute a quorum for the transaction of business at all meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Unitholders, shall be dissolved, but in any other case, the meeting will be adjourned to a day not less than seven days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the holders of Units then present either in person or by proxy shall be deemed to constitute a quorum. The Fund Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Takeover Bids

The Fund Declaration of Trust contains provisions to the effect that if a take-over bid is made and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid, on the same terms on which the offeror acquired Units from Unitholders who accepted the take-over bid.

Convertible Debentures

General

The Debentures were issued under a trust indenture dated as of June 3, 2004 (the "Debenture Indenture"), made between the Administrator, on behalf of the Fund, and Computershare (the "Debenture Trustee"), as trustee. The Debentures authorized for issue are unlimited. The Debentures were issued in denominations of $1,000. The maturity date (the "Maturity Date") for the Debentures is June 30, 2011.

The Debentures bear interest from the date of issue at 6.75% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year. The principal amount of the Debentures is payable in lawful money of Canada or, at the option of the Fund and subject to applicable regulatory approval, by payment of Units as further described under the subheading "Payment upon Redemption or Maturity". The interest on the Debentures is payable in lawful money of Canada. The Debentures are direct obligations of the Fund and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Fund as described under the subheading "Subordination". The Debenture Indenture does not restrict the Fund from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures are convertible at the holder's option into fully paid and non-assessable Units at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date

specified by the Fund for redemption of the Debentures, at a conversion price of $12.00 per Unit, being a conversion rate of approximately 83.3333 Units per $1,000 principal amount of Debentures. Holders converting their Debentures will receive all accrued and unpaid interest thereon.

Subject to the provisions thereof, the Debenture Indenture provides for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then current market price of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Fund will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%. The term "current market price" is defined in the Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event. No fractional Units will be issued on any conversion but, in lieu thereof, the Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units or in the case of any consolidation, amalgamation or merger of the Fund with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Fund as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Fund, the terms of the conversion privilege will be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up, be entitled to receive the number of Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding-up.

Redemption and Purchase

The Debentures are only redeemable after June 30, 2007. After June 30, 2007 and on or prior to June 30, 2009, the Debentures may be redeemed in whole or in part from time to time at the option of the Fund on not more than 60 days and not less than 30 days notice, at a price of $1,000 per Debenture (the "Redemption Price") plus accrued and unpaid interest thereon, if any, provided that the current market price (as defined in the Debenture Indenture as set forth under "Conversion Privilege") on the date on which the notice of redemption is given is not less than 125% of the conversion price of the Debentures then in effect. After June 30, 2009, the Debentures may be redeemed in whole or in part from time to time at the option of the Fund at the Redemption Price plus accrued and unpaid interest thereon. In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a *pro rata* basis or in such other manner as the Debenture Trustee deems equitable. The Fund has the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Fund will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Fund may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price (as defined in the Debenture Indenture as set forth under "Conversion Privilege" above) on the date fixed for redemption or the Maturity Date, as the case may be. No

fractional Units will be issued on redemption or maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal of, and interest on, the Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Fund. "Senior Indebtedness" of the Fund is defined in the Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Fund (whether outstanding as at the date of the Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each Debenture ranks *pari passu* with each other Debenture, and with all other present and future subordinated and unsecured indebtedness of the Fund except for sinking provisions (if any) applicable to different series of debentures or similar types of obligations of the Fund.

In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Fund, holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture also provides that the Fund will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Fund, unless the Senior Indebtedness has been repaid in full.

The Debentures are effectively subordinate to claims of creditors of the Fund's subsidiaries except to the extent the Fund is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures are effectively subordinated in right of payment to the prior payment in full of all indebtedness under the outstanding senior notes and revolving credit facilities of the Partnership and KEFL.

Priority over Distributions

The Debenture Indenture provides that certain expenses of the Fund must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Fund

Within 30 days following the occurrence of a change of control of the Fund involving the acquisition of voting control or direction over 66 $^{2}/_{3}$% or more of the Units (a "Change of Control"), the Fund will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price"). The Debenture Indenture contains notification and repurchase provisions requiring the Fund to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will then mail to each holder of Debentures a notice of the Change of Control and a copy of the Offer to repurchase all the outstanding Debentures. If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Fund pursuant to the Offer, the Fund will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Fund to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Events of Default

The Debenture Indenture provides that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following events has occurred and is continuing with respect of the Debentures: (a) failure for 15 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Fund. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

If an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 $^{2}/_{3}$% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 $^{2}/_{3}$% of the principal amount of the debentures are binding on all holders. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Special Units and Special Non Voting Units

The Fund Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are, directly or indirectly, exchangeable for Units and that, by their terms, have voting rights in the Fund. Special trust units are not entitled to any interest or share in the distributions or net assets of the Fund.

As well, in accordance with the amendments to the Fund Declaration of Trust that were approved by Unitholders in connection with the Reorganization, the Fund was authorized to issue an unlimited number of Special Non-Voting Units. Special Non-Voting Units were issued in connection with the Reorganization; however, all such units were immediately converted into Units and consolidated in accordance with the Plan of Arrangement. Special Non-Voting Units can no longer be issued. As of the date of this Annual Information Form, there were no special trust units or Special Non-voting Units outstanding.

Unitholder Rights Plan

Certain material features of the Rights Plan are described below. This summary does not purport to be exhaustive and readers are referred to the Rights Agreement between the Fund and Computershare for a complete description. The Rights Plan Agreement is available on the Keyera website at www.keyera.com and on SEDAR at www.sedar.com.

Overview

On April 30, 2007, the Fund announced that it had entered into a Rights Plan with Computershare, as rights agent, providing for the establishment of the Rights Plan. The Rights Plan provides additional time to explore and develop alternatives for maximizing Unitholder value in the event a take-over bid is made for the Fund. The additional time is meant to allow other potential bidders the opportunity to come forward with superior competing bids thereby increasing the likelihood that all Unitholders will receive fair consideration for their units and potentially providing a better return. The Rights Plan is also intended to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a permitted bid, which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. The Rights Plan applies to all acquisitions of greater than 20% of the Units, regardless of whether the acquisition is by public bid, private agreement or gradual accumulation. Unitholders approved the Rights Plan at the 2007 annual and special meeting of the Fund.

Operation of the Rights Plan

The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the acquiring person publicly announces that the Units deposited or tendered and not withdrawn constitute more than 50% of the Units outstanding held by independent Unitholders. On April 30, 2007, the Fund issued Rights to its Unitholders pursuant to the terms of the Rights Agreement. One Right is deemed to have been distributed for each Unit and will automatically be transferred with that Unit unless and until a flip-in event occurs. The Rights are not exercisable unless and until a flip-in event occurs. The issuance of the Rights does not change the manner in which Unitholders currently trade their Units.

A flip-in event would occur if a person, company or other entity were to become an acquiring person, that is, a person, company or other entity acquired beneficial ownership of at least 20% of the Units other than pursuant to certain exceptions such as a permitted bid or an exempt acquisition. If the person, company or other entity acquires Units under a permitted bid or exempt acquisition or one of the other specified exceptions, they are not considered to be an acquiring person and no flip-in event occurs. If a person, company or other entity does become an acquiring person, each Right then entitles each holder (other than the acquiring person) to purchase Units at a 50% discount. Each holder of a Right may then purchase that number of Units having a fair market value at the relevant time equal to twice the exercise price of the Right, in effect, permitting Units to be acquired at a 50% discount to the market price at the time of exercise.

The acquiring person is not permitted to exercise its Rights. The Rights Plan provides that the acquiring person's Rights become null and void when the flip-in event occurs. The Rights Plan also provides that the Board of Directors may either waive the Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Rights Plan thereby encourages unsolicited bidders to either make a permitted bid or to approach the Board of Directors with their offer and attempt to convince the Board of Directors to either waive the flip-in event or to redeem the Rights. If the offer is coercive or inadequate, the Board of Directors can choose not to cooperate with the bidder and not to agree to waive the Rights Plan or redeem the Rights.

The Rights Plan is not intended to interfere with any future financing transactions that the Fund may wish to implement, including any future issuance of equity securities. The issue of Rights will not affect reported earnings or cash flow per Unit until and unless the Rights separate from the underlying Units and become exercisable or until the exercise of the Rights. Keyera can continue to conduct its existing business in the ordinary course on the same terms as if the Rights Plan had not been implemented.

The adoption of the Rights Plan does not change the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Fund. In the event of a take-over bid or similar transaction, the Board of Directors will continue to have the right and responsibility to take such action and to make such recommendations to Unitholders as are considered necessary or appropriate.

Characteristics of the Rights Plan

The key characteristics of the Rights Plan are described below:

- Creation and Issue of Rights. The Rights Plan was created by the Fund entering into the Rights Agreement with Computershare. Pursuant to the Rights Agreement, the Fund issued one Right for each Unit of the Fund outstanding at the close of business on April 30, 2007 and will issue one Right for each additional Unit issued after April 30, 2007 but prior to the separation time or the expiry of the Rights. Certificates issued for Units after the Rights Plan was approved (but prior to the close of business at the separation time or the expiry of the Rights), will include a legend evidencing the Rights; however, certificates representing Units that were issued prior to approval of the Rights Plan do not require a legend to evidence the Rights.

- Term of Rights Plan. The Rights Plan will expire following the first annual meeting of Unitholders held after April 30, 2010, unless it is extended with Unitholder approval. If it is extended, it can be extended for another three years.

- Flip-in Event. When a person, company or other entity becomes an acquiring person, all Rights holders, other than the acquiring person, are entitled to purchase Units of the Fund at a 50% discount to market.

- Acquiring Person. An acquiring person is a person, company or other entity who, at any time after the date of the Rights Agreement, is the beneficial owner of 20% or more of the outstanding Units, subject to the following exemptions: a voting unit reduction (generally, a repurchase or redemption of Units by the Fund which has the effect of increasing the person's or company's percentage ownership of the Fund); a permitted bid acquisition (an acquisition of Units made pursuant to a permitted bid or competing permitted bid, both as defined in the Rights Plan); an exempt acquisition (an acquisition prior to the date of the Rights Plan or an acquisition in respect of which the Board of Directors has waived the application of the Rights Plan); and a *pro rata* acquisition (generally, the acquisition of Units pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person's or company's Unitholding).

- Beneficial Ownership, Exemptions for Portfolio Managers and Others, and Permitted Lock-up Agreements. In determining whether a person, company or other entity has become an acquiring person, all Units over which the person, company or other entity has beneficial ownership must be included. A person, company or other entity is deemed to beneficially own any Units which are owned by its associates or affiliates or by persons or companies "acting jointly or in concert" with such person, company or other entity for the purpose of acquiring Units and any Units which it has the right to vote or the right to acquire within 60 days. Specific exclusions clarify that portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote Units managed by them for others. In addition, Unitholders holding at least 20% of the outstanding Units as of April 30, 2007 do not trigger a flip-in event as a result of their current holdings, but would become an acquiring person upon the acquisition of additional Units amounting to more than 1% of the outstanding Units. The Fund is not aware of any such 20% Unitholder.

  A person, company or other entity may also be considered to be the beneficial owner of Units that are subject to a lock-up agreement with it, that is, an agreement under which a Unitholder agrees to tender its Units to a bid (the "Lock-up Bid") made by that person, company or other entity; however, the person, company or other entity will not be deemed to be the beneficial owner of Units subject to a lock-up agreement if the holder of such Units has agreed to deposit or tender its Units pursuant to a "permitted lock-up agreement". In order for a lock-up agreement to constitute a "permitted lock-up agreement", certain conditions must be met.

- Permitted Bids and Competing Permitted Bids. An offeror can avoid causing a flip-in event by making a permitted bid. A permitted bid must: be made by way of a take-over bid circular; be made to all Unitholders of record, other than the offeror, for all or a portion of the Units outstanding and must be open for acceptance for 60 days; require a minimum deposit of more than 50% of the Units held by independent Unitholders (i.e., generally, Unitholders who are not, or are not related to, the acquiring person); unless the take-over bid is withdrawn, allow the Units to be deposited up to the

close of business on the first date on which the deposited Units are taken up or paid for; allow the Units deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and if the minimum 50% of Units are deposited, the offeror must make a public announcement of that fact and leave the take-over bid open for deposits of Units for at least 10 business days after the announcement.

An offeror can also avoid causing a flip-in event by making a competing permitted bid. A competing permitted bid is a permitted bid made after another permitted bid has been made and before that other permitted bid has expired; however, a competing permitted bid is only required to be left open for the later of (i) 35 days after the date of such bid and (ii) the earliest date on which the Units may be taken up and paid for under the other permitted bid that is in existence.

- Redemption Rights and Waiver. An offeror can also avoid causing a flip-in event by negotiating with the Board of Directors and convincing them to allow a take-over bid that is not a permitted bid but is made fairly to all holders of Units. In such circumstances, the Board of Directors can waive the flip-in event and deem the take-over bid to be an exempt acquisition such that the reduced exercise price does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of Units during the period when the first take-over bid is outstanding. The Board of Directors can also waive the flip-in event in certain other circumstances; for example, a person, company or other entity has inadvertently become an acquiring person and within a specified period of time reduces its unitholdings.

Further, the Rights Plan permits the Board of Directors to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

- Separation Time. The Rights can become separated or unstapled from the Units to which they are currently attached and then trade separately from the Units. This separation time will generally only occur on the close of business on the 10th business day after the earlier of: (a) the first date of public disclosure of facts indicating that a person, company or other entity has become an acquiring person; (b) the date of commencement or first public announcement of a non-permitted take-over bid; or (c) the date on which a permitted bid ceases to qualify as a permitted bid. Until and unless the separation time occurs, the Rights will continue to be attached to and trade with the Units.

- Exercise Price. The exercise price before the flip-in event is three times the current market value of the Units from time to time. Before a flip-in event, a Rights holder would receive one Unit upon the exercise of a Right, the effect of which is to render the Rights of little or no value at the time of issue. After the flip-in event, all Rights holders, other than the acquiring person, would be entitled to purchase Units at a 50% discount to the market value, effectively entitling the Rights holders to acquire six Units upon the exercise of each Right. The Exercise Price and the number of Rights are subject to adjustment from time to time upon the occurrence of certain events, including a subdivision or consolidation of the Units, the declaration of a distribution payable through the issuance of certain securities or the issuance of certain securities in exchange for or in lieu of Units.

- Trading of Rights. Until the separation time, the Rights will be evidenced by the outstanding certificates for Units and the Rights may be transferred with, and only with, the Units. Until and unless the separation time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Units will also constitute the transfer of the Rights associated with the Units represented by the certificate. If the separation time occurs, then, as soon as practicable following the separation time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Units as of the close of business at the "separation time" and the separate Rights Certificates will thereafter evidence the Rights.

- Deemed Redemption. The Rights Plan provides that, in the event a person, company or other entity acquires Units pursuant to a permitted bid or an exempt acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board of Directors.

DISTRIBUTIONS

Distribution Policy of the Fund

The Fund makes monthly distributions to Unitholders of record on the last business day of each month from its distributable cash flow. Payments are made on or about the 15th day of the following month.

In determining the level of distributions to Unitholders, the Board of Directors takes into consideration current and expected future levels of distributable cash flow (including income tax), capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors. Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. These changes in non-cash working capital are therefore excluded in the determination of distributable cash flow. Distributable cash flow is not a measure under Canadian generally accepted accounting principles and there is no standardized measure of distributable cash flow. Distributable cash flow, as presented, may not be comparable to the calculations of similar measures by other entities. (See "Presentation of Financial Information").

Over the long-term, the Fund expects to pay distributions from distributable cash flow; however, credit facilities may be used to stabilize distributions from time to time. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although the Fund intends to continue to make regular monthly distributions to Unitholders, these distributions are not guaranteed. (See "Risk Factors and Risk Management Strategies – Risks Inherent in an Investment in Units – Cash Distributions are Not Guaranteed").

Distributions To Unitholders

The following table sets forth the distribution history of the Fund in 2007:

Payment Date	Per Unit Cash Distribution
January 15, 2007	$0.1190
February 15, 2007	$0.1190
March 15, 2007	$0.1190
April 16, 2007	$0.1190
May 15, 2007	$0.1190
June 15, 2007	$0.1250
July 16, 2007	$0.1250
August 15, 2007	$0.1250
September 17, 2007	$0.1250
October 15, 2007	$0.1250
November 15, 2007	$0.1250
December 17, 2007	$0.1250

The Fund has increased its monthly distributions six times since it was formed in 2003. The first distribution increase was an 8% increase, from $0.0908 to $0.0980 per Unit, that was implemented in connection with the June 2004 distribution. This was followed in 2005 by three separate distribution increases: a 5% increase, from $0.098 per Unit to $0.103 per Unit, beginning with the January 2005 distribution; a 10% increase from $0.103 per Unit to $0.113 per Unit, beginning with the May 2005 distribution; and a 5% increase, from $0.113 per Unit to $0.119 per Unit, beginning with the November 2005 distribution. A 5% increase in distributions, from $0.119 per Unit to $0.125 per Unit, was implemented in connection with the June 2007 distribution and a further 8% increase in distributions, from $0.125 to $0.135 per Unit, was implemented in connection with the February 2008 distribution payable on March 17, 2008. Together, these six distribution increases represent a 49% increase in distributions and an 8% compound annual growth rate since the Fund's inception.

The DRIP

The DRIP provides participating Unitholders with the ability to reinvest their distributions and to invest additional funds on a monthly basis without payment of brokerage commissions or service charges. Units acquired under the DRIP through the reinvestment of distributions are issued at a 3% discount to a weighted average market price, so long as the Units are issued from treasury. After giving three months' notice by way of press release, the Fund can begin acquiring Units in the marketplace for delivery to reinvestment participants under the DRIP, in which case the Units will be acquired by those participants at the weighted average market price. Eligible participants can also elect to make optional Unit purchases under the DRIP at the weighted average market price. Only Unitholders who are resident in Canada or in jurisdictions that permit participation may participate in the DRIP. Unitholders who are residents of the United States are not permitted to participate in the DRIP. The weighted average market price applicable under the DRIP is the arithmetic average of the daily volume weighted average trading prices of the Units on the TSX for the 15 trading days ending two business days immediately preceding the relevant distribution payment date.

Unitholders are not required to participate in the DRIP and participation in the DRIP is not automatic, but must be initiated by the Unitholder. A Unitholder who elects not to participate will receive cash distributions from the Fund in the normal manner.

MARKET FOR SECURITIES

The Units are listed on the TSX under the symbol KEY.UN. Effective December 2005, Keyera was added to the S&P/TSX Composite Index. The following table sets forth the high and low sales prices per Unit and trading volumes for the Units on the TSX for the periods indicated.

Calendar Period	Price per Unit		Unit Trading
	High (Close)	Low (Close)	Volume
2007			
January	$16.80	$15.74	3,336,647
February	$17.34	$16.30	2,474,191
March	$17.70	$15.99	3,134,995
April	$19.19	$16.75	3,966,758
May	$20.11	$18.89	2,208,710
June	$19.71	$17.88	2,370,215
July	$19.20	$17.80	1,519,047
August	$18.51	$17.50	1,968,937
September	$18.73	$17.42	3,139,803
October	$18.09	$16.74	2,679,775
November	$18.52	$16.50	2,600,361
December	$19.90	$18.01	2,622,424

The Debentures are listed on the TSX under the symbol KEY.DB. The following table sets forth the high and low sales prices per Debentures and trading volumes for the Debentures on the TSX for the periods indicated.

Calendar Period	Price per $100 Principal Amount of Debenture		Debenture Trading Volume (per $100 Principal Amount)
	High (Close)	Low (Close)	
2007			
January	$137.00	$132.01	1,860
February	$135.00	$127.00	1,340
March	$140.99	$130.00	4,070
April	$154.40	$134.24	2,791
May	$159.00	$150.00	2,530
June	$161.15	$148.13	2,490

Calendar Period	Price per $100 Principal Amount of Debenture		Debenture Trading Volume (per $100 Principal Amount)
	High (Close)	Low (Close)	
July	$158.30	$150.95	470
August	$150.47	$145.04	1,060
September	$153.00	$153.00	30
October	$149.79	$141.04	3,840
November	$150.00	$144.65	5,060
December	$147.00	$143.33	2,700

RATING

Standard and Poor's has assigned a Stability Rating of SR-3 to the Units. The rating is based on a rating scale developed by Standard and Poor's which characterizes the stability of cash distribution streams. Standard and Poor's stability analysis encompasses the variability and sustainability of a cash distribution stream in the medium to longer term with a single Stability Rating of SR-1 through SR-7. Variability in the distribution stream refers to changes in the distribution from period to period over a business cycle, whereas sustainability of the distribution stream refers to the length of time that distributions can likely be made. Together, these two characteristics are referred to by Standard and Poor's as the stability profile of the issuer. The stability rating scale is organized such that a rating of SR-1 signifies the lowest level of cash distribution variability and the highest level of cash distribution sustainability, while a rating of SR-7 signifies the highest level of variability and the highest amount of uncertainty in the sustainability of the cash distribution stream. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by Standard and Poor's.

Specifically, funds rated as SR-3 are considered to have a high level of cash distribution stability relative to other rated Canadian income funds.

DIRECTORS AND OFFICERS OF THE ADMINISTRATOR

Directors of the Administrator

The Administrator is a wholly-owned subsidiary of the Fund, and the directors are elected annually by the Unitholders. The names, municipalities of residence, principal occupations for the five most recently completed financial years and committee membership of the directors of the Administrator as of the date hereof are set out below:

Name, Residence, Principal Occupation, Period of Service as a Director, Other Issuers of which the Director is as a director	Position on Committees of the Board of Directors
James V. Bertram Calgary, Alberta, Canada	
Mr. Bertram has been a director since March 28, 2003. Mr. Bertram is also President and Chief Executive Officer of the Administrator, a position he has held since the business was started in 1998. Mr. Bertram was previously employed at Gulf Canada as Vice President – Marketing for worldwide operations. Prior to joining Gulf Canada, he was Vice President – Marketing of Amerada Hess Canada Ltd. Mr. Bertram is also a director of Tristar Oil and Gas Ltd.	Mr. Bertram is: • Not Independent • Member of the Health, Safety and Environment Committee
Robert B. Catell New York, New York, U.S.A.	
Mr. Catell has been a director since April 2, 2003. Mr. Catell is the Executive Director and Deputy Chairman of National Grid plc, a position he assumed in 2007. Prior to this, he was Chairman and Chief Executive Officer of KeySpan Corporation, as well as	Mr. Catell is: • Independent • Not a member of any Committees

Name, Residence, Principal Occupation, Period of Service as a Director, Other Issuers of which the Director is as a director	Position on Committees of the Board of Directors

Chairman and Chief Executive Officer of KeySpan Energy Delivery, formerly Brooklyn Union Gas. In addition, Mr. Catell was Chairman of several KeySpan affiliates and subsidiaries. He is past Chairman of the American Gas Association and is a Vice-Chairman of the National Petroleum Council's Natural Gas Committee. Mr. Catell is also a director of National Grid plc.

Michael B.C. Davies
Banff, Alberta, Canada

Mr. Davies has been a director since April 2, 2003. Mr. Davies is Principal of Davies & Co. Mr. Davies is a director of Cadent Energy Partners and Eno-Tech Energy Partners, both of which are private equity firms, as well as Echoex Energy Ltd., a private oil and gas exploration and development company. Previously, Mr. Davies headed RBC Dominion Securities' M&A Group from its formation in 1986 to 1996 and from 1996 – 2002 acted as the firm's senior M&A advisor. Prior to that, he spent a number of years in the securities industry as a member of the Energy Group of Morgan Stanley in New York. Mr. Davies was also Vice-President and Chief Financial Officer of Polar Gas Project, an Arctic natural gas pipeline mega project.

Mr. Davies is:

- Independent
- Member of the Audit Committee

Nancy M. Laird
Calgary, Alberta, Canada

Ms. Laird has been a director since April 2, 2003. Ms. Laird is a corporate director with more than 20 years experience in the energy industry. From 1997 until 2002 she was Senior Vice President, Marketing and Midstream for EnCana Corporation (and its predecessor, PanCanadian Energy Corporation). Previously, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America's leading natural gas pipeline companies. Ms. Laird is a director of the Alberta Electric System Operator, Enerflex Systems Income Fund, AlterNrg Corp. and Synodon Inc. She is also a director of Hull Child and Family Services.

Ms. Laird is:

- Independent
- Chair of the Compensation and Governance Committee
- Member of the Health, Safety and Environment Committee

Hon. E. Peter Lougheed, P.C., C.C., Q.C.
Calgary, Alberta, Canada

Mr. Lougheed has been a director since April 2, 2003. Mr. Lougheed is a corporate director and is currently Counsel at Bennett Jones LLP, Barristers and Solicitors, having previously been a partner of that firm from 1986 to 1999. He served as Premier of Alberta from 1971 to 1985 and is a member of the Privy Council of Canada and a Companion of the Order of Canada. Mr. Lougheed is also a member of the Trilateral Commission. Mr. Lougheed is a director of Quorum Secured Equity Trust, Mackenzie Valley Aboriginal Pipeline Corporation and MEG Energy Corp.

Mr. Lougheed is:

- Independent
- Chairman of the Board
- Member of the Compensation and Governance Committee

H. Neil Nichols
Smiths Cove, Nova Scotia, Canada

Mr. Nichols has been a director since April 2, 2003. He was President of KeySpan Energy Development Corp. from 1997 to 2004 and Senior Vice President of KeySpan Corporation from December 1998 to December 2004. Prior to joining KeySpan, Mr. Nichols was an owner and President of Corrosion Interventions, Ltd. and was Chief Financial Officer and Executive Vice President of Trans Canada PipeLines Limited.

Mr. Nichols is:

- Independent
- Member of the Audit Committee and the Compensation and Governance Committee

Name, Residence, Principal Occupation, Period of Service as a Director, Other Issuers of which the Director is as a director	Position on Committees of the Board of Directors
William R. Stedman Calgary, Alberta, Canada Mr. Stedman has been a director since April 2, 2003. Since 2001, Mr. Stedman has been Chairman and Chief Executive Officer of ENTx Capital Corporation, a private holding company specializing in the electric power industry. Previously, he was President and Chief Executive officer of Pembina Pipeline Corporation, the operating company of Pembina Pipeline Income Fund. Mr. Stedman is also a director of Masters Energy Inc. and Innicor Subsurface Technologies Inc.	Mr. Stedman is: • Independent • Chair of the Health, Safety and Environment Committee • Member of the Compensation and Governance Committee
Wesley R. Twiss Calgary, Alberta, Canada Mr. Twiss has been a director since April 2, 2003. He is a corporate director with over 35 years of experience in the oil and gas industry. From 2000 to 2002, Mr. Twiss was Executive Vice President and Chief Financial Officer, PanCanadian Energy Corporation (a predecessor to Encana Corporation) and from 1998 to 2000 he was Executive Vice President and Chief Financial Officer of Petro-Canada. Mr. Twiss is also a graduate of the Directors Education program of the Institute of Corporate Directors and holds an ICD.D designation. Mr. Twiss is a director of Canadian Oil Sands Trust, EPCOR and Addax Petroleum Corporation. He is also a director of Shock Trauma Air Rescue Service Foundation (STARS).	Mr. Twiss is: • Independent • Chair of the Audit Committee

Committees of the Board of Directors

Subject to applicable law, the Board of Directors establishes and delegates powers, duties and responsibilities to committees. The Board of Directors has established three committees: an Audit Committee; a Compensation and Governance Committee; and a Health, Safety and Environment Committee. The written terms of reference for each committee were updated and amended by the Board of Directors in 2005 and the terms of reference for the Audit Committee were updated again in March 2006. The terms of reference for all committees are available on the Keyera website at www.keyera.com.

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to, among other things:

- the audit of the financial statements of the Partnership and the Fund on a consolidated basis, managing the relationship with the external auditor and meeting with the external auditor as required in connection with the audit services provided by the external auditor;

- the approval of any non-audit services that may be provided by the external auditor, including the development of policies and recommendations regarding the engagement of the external auditor and maintaining the external auditor's independence;

- the distribution policy, financial structure and financing strategy for the Fund and its affiliates;

- the adequacy of disclosure controls, internal controls and accounting procedures of the Fund and its affiliates; and

- the financial risk assessment and management programs of the Fund and its affiliates.

Compensation and Governance Committee

The purpose of the Compensation and Governance Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to, among other things:

- the adequacy and appropriateness of the compensation of directors and officers of the Administrator and its affiliates;
- the quality and effectiveness of the governance practices and policies of the Fund and its affiliates;
- the adoption of a strategic planning process and the review of strategic plans; and
- the identification and recommendation of nominees for election or appointment to the Board of Directors.

Health, Safety and Environment Committee

The purpose of the Health, Safety and Environment Committee is to assist the Board of Directors in fulfilling its oversight responsibilities in relation to, among other things:

- the review and assessment of the health, safety and environmental policies, practices and procedures of the Fund and its affiliates; and
- the implementation of the health, safety and environmental policies and practices and procedures of the Fund and its affiliates in light of regulatory requirements and industry standards.

Conflicts of Interest

Circumstances may arise where members of the Board of Directors serve as directors or officers of corporations which are suppliers or customers of Keyera. No assurances can be given that such circumstances will not give rise to a conflict of interest. Keyera's Code of Business Conduct requires that any conflicts of interest be dealt with in accordance with the requirements of its conflict of interest policy.

Unit Ownership by Directors and Executive Officers

As at December 31, 2007, the directors and executive officers of the Administrator, as a group beneficially own or exercise control or direction over 497,820 Units representing 0.8% of the Units issued and outstanding as at December 31, 2007.

Cease Trade Orders, Bankruptcies, Fines or Sanctions

To the Fund's knowledge, based on information supplied by the directors and executive officers, no director or executive officer of the Administrator has, within the 10 years preceding the date of this Annual Information Form, (i) become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or become subject to any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such nominee, or (ii) been a director or executive officer of any company or other entity that, while the nominee was acting in that capacity (or within a year of ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save and except for Mr. Marzio Isotti who is a former officer of Blue Range Resource Corp. which, together with its parent company, applied for and obtained an order under the *Companies' Creditors Arrangement Act* (Canada) in March 1999 and Mr. William Stedman who was a director of Efficient Energy Resources Ltd., a private company, when it declared bankruptcy in 2005. Further, to the knowledge of the Fund, and based upon information provided to it by the directors and executive officers, no director or executive officer has, within the 10 years preceding the date of this Annual Information Form, been a director, chief executive officer or chief financial officer of a company that, during the time the director or executive officer was acting in such capacity or as a result of events that occurred while the director or executive officer was acting in such capacity, was subject to a cease trade order, an order similar to a cease

trade order or an order that denied the relevant company access to any exemption under securities laws that was in effect for a period of more than 30 consecutive days.

Officers of the Administrator

The name, municipality of residence, position held and principal occupations for the five most recently completed financial years of the officers of the Administrator are set out below:

Name and Municipality of Residence	Position with the Administrator	Principal Occupation
Hon. E. Peter Lougheed, P.C., C.C., Q.C. Calgary, Alberta	Chairman of the Board	Corporate Director and Counsel, Bennett Jones LLP, Barristers and Solicitors.
James V. Bertram Calgary, Alberta	President and Chief Executive Officer	President and Chief Executive Officer, Keyera.
David G. Smith Calgary, Alberta	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Keyera since February 15, 2006; prior thereto, Senior Vice President and Chief Financial Officer, Keyera.
David A. Sentes Calgary, Alberta	Vice President and Comptroller	Vice President, Comptroller, Keyera.
Marzio Isotti Calgary, Alberta	Vice President, Foothills Region	Vice President, Foothills Region, Keyera since August 22, 2007; Vice President, West Central Region, Keyera from July 2004 to August 2007 and Manager / Director of Business Development, Keyera prior thereto.
Bradley W. Lock Calgary, Alberta	Vice President, North Central Region	Vice President, North Central Region, Keyera since August 2007; Vice President, Engineering and Operational Services, Keyera from July 2004 to August 2007; and Vice President of Operations, EnerPro Midstream Company prior thereto.
Steven B. Kroeker Calgary, Alberta	Vice President, Corporate Development	Vice President, Corporate Development, Keyera, since June 2006; Director, Scotia Capital Investment Banking (Energy Group) from 2004 to 2006; and Associate Director, Scotia Capital Investment Banking (Energy Group) prior thereto.

AUDIT COMMITTEE INFORMATION

Audit Committee Members and Terms of Reference

The Audit Committee is appointed annually by the Board of Directors. The responsibilities and duties of the Audit Committee are set forth in the Audit Committee Terms of Reference attached hereto as Schedule A.

The Audit Committee consists of three members, each of whom is independent and financially literate as defined by Multilateral Instrument 52-110 *Audit Committees*. The following table sets out the relevant education and experience of the members of the Audit Committee:

Name	Relevant Education and Experience
Wesley Twiss • Independent • Financially Literate	Mr. Twiss holds a Bachelor of Applied Science degree in Chemical Engineering from the University of Toronto and an MBA from the University of Western Ontario. Mr Twiss is also a recent graduate of the Directors Education program of the Institute of Corporate Directors and holds an ICD.D designation. In his 35 plus years of experience in the oil and gas industry, Mr. Twiss has obtained considerable experience in accounting and financial issues, disclosure controls and internal controls. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation and Petro-Canada, and is currently a corporate director and chairs the audit committees of three other public issuers.
Michael Davies • Independent • Financially Literate	Mr. Davies holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia. He is also a Chartered Business Valuator. Through his current role as Principal of Davies & Co. and his past experience (including his roles as head of RBC Dominion Securities' M&A Group, as a member of the Energy Group of Morgan Stanley in New York and as Vice-President and Chief Financial Officer of the Polar Gas Project), Mr. Davies has a breadth of understanding of financial and accounting issues, as well as disclosure and internal control procedures.
Neil Nichols • Independent • Financially Literate	Mr. Nichols is a member of the Society of Management Accountants of Canada. He is a corporate director and management consultant specializing in natural gas infrastructure and delivery systems. He was President of KeySpan Energy Development Corporation and was owner and President of Corrosion Interventions, Ltd. He was also Chief Financial Officer and Executive Vice President of TransCanada Pipelines. Mr. Nichols has significant experience in accounting and financial issues, as well as disclosure and internal control issues.

Principal Accountant Fees and Services

In 2006 and 2007, fees billed for audit, audit-related, tax and other services provided to the Fund by Deloitte & Touche LLP were as follows:

Year Ended December 31	**2007**	**2006**
Audit Fees	$407,167.20	$348,500.00
Audit Related Fees	Nil	Nil
Tax Fees	$141,563.17	$209,570.56
Other Fees	Nil	Nil
Total	**$548,730.37**	**$558,070.56**

A description of the nature of the services provided under each category is as follows:

- Audit Fees: Fees for the annual audit and quarterly review of the Fund and its subsidiaries' financial statements and for audit services related to ongoing regulatory filings.
- Audit Related Fees: Fees for review and translation services related to acquisitions and non-routine regulatory filings.
- Tax Fees: Fees for advice and assistance in preparing income tax returns for the Fund and its subsidiaries and advice related to income tax and commodity taxes.
- Other Fees: No other fees were billed in 2006 or 2007.

Pre-Approval Policies

Pursuant to the Terms of Reference of the Audit Committee, the Audit Committee approves all audit plans and pre-approves significant non-audit engagements of the external auditors, including reviewing the fees paid for such engagements. The Audit Committee has delegated the responsibility for approving certain non-audit services to the Chair of the Audit Committee. All approvals required to be obtained in relation to the services provided by the auditors were obtained. The Fund has not approved any non-audit services on the basis of the *de minimis* exemptions.

INDUSTRY AND ENVIRONMENTAL REGULATION

General Regulatory Context

Keyera is subject to a range of laws and regulations imposed by various levels of government and regulatory bodies in the jurisdictions in which it operates. While these legal controls and regulations affect all dimensions of Keyera's activities, including but not limited to the operation of pipelines and facilities, construction activities, emergency response, operational safety and environmental standards and procedures, Keyera does not believe that they affect its operations in a manner materially different from other comparable businesses operating in those jurisdictions.

Because the majority of Keyera's operations and facilities are located in Alberta, this section focuses on the Alberta regulatory regime. However, Keyera also operates one gas plant in British Columbia, one gas plant in Saskatchewan and four propane terminals in the United States, plus it ships products to customers across Canada and the United States. Each of these jurisdictions has its own regulatory and environmental regimes.

Industry Regulation

General

Keyera's natural gas gathering, processing and transportation facilities located wholly within the boundaries of Alberta are subject to regulation by the ERCB, and may also be subject to further regulation under the *Public Utilities Board Act* (Alberta) and *Gas Utilities Act* (Alberta). The ERCB may, on application, and following a hearing (and with the approval of the Lieutenant Governor in Council), declare the operator of a pipeline a common carrier of natural gas or the operator of a natural gas processing plant to be a common processor of natural gas.

Approximately 4.3 kilometres of the Greenstreet gas gathering system is regulated by the National Energy Board as it crosses the border between Alberta and Saskatchewan. The traffic, tolls and tariffs for this pipeline system are regulated on a complaints-basis. Upon receiving a complaint, the National Energy Board may elect to undertake a detailed examination of the tolls and tariffs.

Legislation in Alberta exists to ensure that producers have fair and reasonable opportunities to produce, transport, process and market their reserves. The extent to which regulatory authorities in such instances can override existing transportation or processing contracts has not been fully determined. Facilities may be subject to common carrier and common processor applications and potentially to rate setting by regulatory authorities in the event an agreement cannot be reached with producers on access or rates. To the extent that producers believe processing fees or tariffs respecting facilities are too high, they may seek rate relief through such regulatory means. (See "Risk Factors and Risk Management Strategies – Risks Inherent in Keyera's Business – Regulatory Intervention").

Alberta Royalty Structure Changes

In October 2007 the Government of Alberta announced proposed changes to the Alberta royalty regime, including changing the royalty structure for natural gas and conventional oil by adjusting sliding rate formulas that are price and volume sensitive and adopting new price sensitive formulas will be adopted for oil sands development at both the pre- and post-payout stages. If the new royalty regime is implemented without modification, these proposed changes would result in higher royalty rates at current prices. Keyera is not a royalty payor, and therefore is not directly affected by these proposed changes. However, as a service provider to the upstream industry, Keyera will be affected by producers' responses to the new regime. Producers are continuing to assess the impact of the new royalty regime on their operations and future activities. In the short term, some producers have announced plans to reduce their exploration and development activities. Keyera is working with producers in the areas around its plants to determine

what impact the proposed royalty changes may have on Keyera. Until we have stronger indications from producers with respect to their plans, and clarification from the Government of Alberta with respect to the details of the royalty changes that are to be implemented, the long term implications of the royalty announcement for Keyera are difficult to determine.

Keyera's Environmental Programs

Keyera recognizes and values the importance of responsible environmental stewardship and has made significant investments in infrastructure to improve efficiencies and enhance environmental performance. Keyera's environmental programs focus on preventing environmental impacts and adopting appropriate remediation strategies when required. Keyera is committed to conducting its business in a way that balances diverse stakeholder expectations, that respects the environment and that emphasizes the health and safety of our employees and communities. As part of this commitment, Keyera strives to conduct its operations in accordance with internally developed environmental operating guidelines and provides its employees with comprehensive training that emphasizes health, safety and environmental matters. Keyera has also developed ongoing community relations and public consultation programs to keep Keyera's neighbours informed and to proactively identify and address any potential concerns with respect to the operation of our facilities.

Over the years, Keyera has been a leader in its industry in implementing sound environmental initiatives, in areas such as carbon dioxide liquefaction, waste heat recovery and acid gas injection. Some of the initiatives Keyera has implemented since the Fund's establishment include:

- removing and liquefying carbon dioxide from the raw gas stream at our Rimbey gas plant, taking what would otherwise be part of a waste stream and turning it into a saleable product. In doing so, we created a new revenue stream at the plant, enhanced our sulphur recovery process, and reduced plant emissions.

- using heat contained in exhaust from large turbines at our Strachan gas plant to generate steam at the plant, resulting in the combined benefit of reducing emissions and fuel gas consumption.

- utilizing acid gas injection at five of our facilities, a process widely recognized as one of the most environmentally sound ways of handling the waste products associated with sour gas processing; and

- in 2008, we will be installing a flare gas recovery system at our Rimbey plant, one of only a few in Alberta.

Keyera has also adopted an eco-efficiency initiative, through which we encourage our employees to identify opportunities to improve efficiencies, reduce fuel gas consumption and reduce emissions.

In addition to these initiatives, Keyera has developed a variety of environmental monitoring programs to track its environmental footprint. Keyera's air, soil and water monitoring programs meet or exceed regulatory requirements. Monitoring at gas plants includes: regular soil monitoring to detect impacts from plant operations, incinerator stack emission monitoring for compliance with license requirements, and ambient air quality monitoring at various stations near our sour gas plants for traces of hydrogen sulphide and sulphur dioxide. In addition, Keyera participates in regional airshed monitoring programs developed by the Clean Air Strategic Alliance and licensed by Alberta Environment.

Environmental Regulation

General

The natural gas gathering and processing industry is subject to local, provincial and federal government legislation and regulations. Among other things, the environmental regulatory regime provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. Due to the toxic and corrosive nature of sour gas, numerous regulatory precautions are applied to gas plants and pipelines that process and transport sour gas. Environmental regulation affects the operation of facilities and limits the extent to which facility expansion is permitted. In addition, legislation requires that facility sites and pipelines be abandoned and reclaimed to the satisfaction of provincial authorities and local landowners. A breach of

such legislation may result in the imposition of fines, the issuance of clean-up orders or the shutting down of facilities and pipelines.

The ERCB, together with Alberta Environment, govern the permitting, emissions and operations of gas processing plants in the Province of Alberta pursuant to the provisions of the *Oil and Gas Conservation Act* (Alberta) and *Environmental Protection and Enhancement Act* (Alberta) ("EPEA") and are concerned with a plant's impact on the physical environment. Generally, gas processing plants require a permit from the ERCB to process a specified volume of natural gas and a demonstration at the time of application that the impact on the environment will be minimal. Approvals from Alberta Environment for emissions to air and water may also be required depending on the size of the gas plant and whether the plant processes sweet or sour gas. When the natural gas supplied to a gas plant increases beyond the permitted processing capacity, the gas plant owners may: (i) apply for an increased processing permit if there is spare processing capacity in the gas plant; (ii) request gas plant expansion and an increased processing permit; or (iii) allow the surplus natural gas to bypass the gas plant.

Under EPEA, the primary environmental legislation in Alberta, environmental standards and compliance obligations for releases, clean-up and reporting are subject to scrutiny by both Alberta Environment and the public. Liability for clean-up, remediation and reclamation costs may be imposed on a wide range of parties including present and past owners of contaminated lands, or those that had charge, management or control of a substance that has been spilled or released. Regulators may issue shut-down orders where facilities or pipelines are not in compliance with the environmental laws or operating approvals, and fines under EPEA may be as high as $1,000,000 for each day that an offence under EPEA continues. In addition to EPEA, the ERCB has jurisdiction over environmental matters under the *Oil and Gas Conservation Act* (Alberta), the *Pipelines Act* (Alberta) and other legislation and also has issued multiple Information Letters, Interim Directives and Guides with strict obligations and standards concerning matters such as oilfield waste management and the suspension, abandonment and reclamation of oil and natural gas facilities that must be factored into the cost of conducting operations in Alberta.

Specific Regulatory Initiatives

Alberta has a program directed by the ERCB commonly referred to as the "Orphan Well Fund". This program is designed to mitigate the cost to the public of abandoning and reclaiming facilities under the jurisdiction of the ERCB. All holders of licenses from the ERCB are required to pay an annual levy to assist in funding the clean-up of orphan facilities. Keyera currently treats the levy as an operating cost applied equally to several compression and processing facilities. In order to reduce the occurrence of orphan facilities, this program also conducts monthly tests of each licensee's asset-to-liability ratio on a predetermined formula and requires licensees that do not pass the test to provide the ERCB with a deposit. Keyera currently has an asset to liability ratio greater than the industry average.

In October 2005, the ERCB initiated a liability management program referred to as the Large Facility Liability Management Program ("LFP"). The LFP addresses certain facilities such as sulphur recovery plants, in situ oil sands projects and straddle plants that were not included in the Orphan Well Fund. Presently there are no orphan facilities in the LFP program. As with the Orphan Well Fund, a monthly test of assets to liabilities is conducted and licensees failing the test are required to provide a deposit. Keyera's ratio of assets to liabilities is above the industry average.

On October 2, 2007, the Government of Alberta announced a new cumulative effects initiative covering a 317 square kilometer area northeast of Edmonton known as the Alberta Industrial Heartland. This new initiative establishes targets for air, water and land quality. All large industrial facilities within the Industrial Heartland, including Keyera's Fort Saskatchewan facility, will be subject to a cumulative airshed target of 25,000 tonnes per year of nitrous oxides and 28,000 tonnes per year of sulphur dioxide These airshed targets will be validated with stakeholders, including Keyera, and are scheduled to come into effect in January 2009. A working group has been established to determine the allocation for the airshed objectives in order to implement an allocation system. In addition, working groups are being formed to deal with water and land management issues, including sulphur and wetlands management. Based on the information currently available, Keyera does not anticipate that this initiative will require significant changes to current operations. However, the effect that this program may have on future operations or possible expansion is not clear at this time. Keyera will continue to be involved in the consultative process that is being followed to develop the management plans for the area under this initiative. Once more details are known, Keyera will be in a better position to evaluate the potential implications.

Sulphur Recovery

A higher level of sulphur recovery efficiency is required for all sour gas plants built subsequent to the introduction of IL 88-13. Grandfathered plants are permitted to continue operating at the levels of sulphur recovery efficiency which were in place prior to IL 88-13. Sour gas plants wishing to operate in excess of allowable inlet sulphur rates must degrandfather by increasing sulphur recovery efficiency to the levels established in IL 88-13.

The ERCB and Alberta Environment periodically undertake a review of the sulphur recovery requirements for both new and existing gas plants to determine whether or not factors such as advances in technology or changing environmental or economic considerations warrant adjustments to the requirements. Such a review was undertaken in 2001 and the results were published in ID 2001-3. In ID 2001-3, the ERCB set maximum allowable limits on the amount of inlet sulphur that could be processed through "grandfathered" plants. This directive established revised sulphur recovery guidelines for new and/or expanding sour gas plants. Existing sour gas plants which were grandfathered are required to meet the revised sulphur recovery guidelines over time. All of the Partnership's facilities except Nordegg River have been degrandfathered over the last several years. This directive also imposed new rules with respect to sulphur emissions at industrial plants such as the Fort Saskatchewan facilities. Even though new rules did not have a deadline for compliance, Keyera opted to address the lower emission limit for the Fort Saskatchewan facilities in connection with other regular licensing activities so that these facilities comply with ID 2001-3.

Particulate Matter and Ozone Management Framework

Alberta Environment, together with the Clean Air Strategic Alliance, has implemented the Particulate Matter and Ozone Management Framework to achieve Canada-wide standard levels by the 2010 target date. This Framework likely will affect several Keyera plants operating in central Alberta. Development of the management strategies and recommended actions will occur through the region's ambient air monitoring associations of the Parkland Airshed Management Zone and the Fort Air Partnership. The likely result will be actions to reduce emissions of nitrogen oxides from compressor engines beyond the current standard and the implementation of fugitive mitigation programs for hydrocarbon emissions from facility operations. Concurrently, the ERCB is requiring fugitive emissions management by 2010 at all facilities under Directive 060, Upstream Petroleum Industry Flaring, Incineration and Venting.

Greenhouse Gas Emissions Limits

Greenhouse gases, mainly carbon dioxide and methane, are components of the raw natural gas being processed and handled at oil and gas facilities. Additionally, greenhouse gases are emitted from the combustion of fossil fuels in engines, heaters and boilers. Keyera's facilities and related operations emit greenhouse gases. Many of Keyera's facilities have the capability to capture greenhouse gases from the raw gas processed, and Keyera has undertaken a variety of initiatives that have reduced and are expected to reduce greenhouse gas emissions. Keyera has used an engineering consulting firm to compile inventories of greenhouse gas emissions for several of the years since 2000 and has reported these inventories in accordance with federal and provincial programs. In 2007, third party audits of these inventories were conducted at three of Keyera's facilities.

On March 8, 2007 the Alberta government introduced amendments to the Climate Change and Emissions Management Act (Bill 3) and the accompanying Specified Gas Emitters Regulation (the "Regulation"). The Regulation applies to all facilities in Alberta that produce over 100,000 tonnes of carbon dioxide equivalent ("CO2e") annually. The Regulation was implemented July 1, 2007. The program is designed to reduce the emissions intensity of greenhouse gases at applicable facilities. Emissions intensity refers to the amount of greenhouse gas, measured on a CO2e basis, emitted on a unit of production basis.

Under the Regulation, existing large emitters must reduce net emissions intensity to 88% of the baseline emissions intensity. The baseline emissions intensity is the average emissions intensity at a facility over the period between 2003 and 2005. If the actual emissions intensity is above the net emissions intensity, then the facility licensee can bring the facility into compliance by:

- purchasing emission offsets. Emissions offsets are classified as actions or projects which have resulted in reduced greenhouse gas emissions in Alberta on or since January 1, 2002;

- purchasing fund credits from the Climate Change and Emissions Management Fund at a cost of $15/tonne of CO_2e; and/or

- purchasing emission performance credits (such credits are reductions in greenhouse gas emissions beyond the 88% of the baseline emissions intensity).

Keyera is the operator of three facilities which are subject to the announced legislation: its Strachan, Rimbey and Brazeau River gas plants. Based on a worst case scenario, which assumes that Keyera purchases fund credits at $15/tonne to reduce its net emissions intensity to the intended target and that no emission offsets or performance emission credits are purchased at a cost less than $15/tonne, the anticipated financial impact of the new Regulation on Keyera's operations is estimated at $408,000 in 2007. Thereafter, on an annual basis, the financial impact would be expected to be approximately $1 million per year. Keyera believes that projects implemented since 2002 at Keyera's facilities, together with potential new initiatives, could generate emission offsets or performance credits that could be used or traded to reduce the financial impact outlined above; however, it is not possible at this stage to determine what benefit, if any, may be realized from such actions. In January 2008, the Government of Alberta also announced its intention to cut projected emissions by 50% by 2050. The three main strategies for achieving this reduction identified in the announcement included: carbon capture and storage; energy conservation and efficiency; and developing green technology to be used in energy production. As of the date hereof, no details are available and therefore it is not possible to determine what the impact of this announcement might be on Keyera.

On February 19, 2008, in connection with the release of its budget package, the Government of British Columbia announced a series of measures it intends to take as part of an overall climate change initiative aimed at reducing greenhouse gas emissions by one third by 2020. The announcement includes a proposed broad-based carbon tax intended to be implemented effective July 1, 2008. According to the information released by the Government of British Columbia, the carbon tax initially will not apply to industrial emissions. Assuming the carbon tax legislation that is passed is consistent with this information, Keyera does not expect there to be a significant direct impact on its operations at the Caribou gas plant in north-eastern British Columbia. However, the legislation, including any future amendments, will be monitored.

In addition to these provincial initiatives, on April 26, 2007, the federal government released the Regulatory Framework for Air Emissions (the "Framework") which sets out new federal greenhouse gas and air pollutant emission reduction targets for various industrial sectors, including the oil and gas industry. The Framework forms the basis for ongoing consultations and the draft greenhouse gas and air pollutant regulations are to be released in the spring of 2008. Details of the proposed federal regulations are not yet known and additional clarity will be required before the effect on Keyera can be determined.

Overall, Keyera is conscious that there is a risk that future international, national or provincial emission reduction requirement, may require the reduction of emissions or emissions intensity from its operations and facilities. These reductions may not be technically or economically feasible and the failure to meet such emission reduction requirements may result in fines, penalties, the suspension of operations, and/or the necessity of purchasing greenhouse gas credits, all of which could materially adversely affect Keyera's business. Keyera attempts to be proactive in anticipating the changes on the horizon and is actively engaged in identifying opportunities to mitigate its environmental footprint. (See "Risk Factors and Risk Management Strategies – Risks Inherent in Keyera's Business - Environmental and Public Safety Considerations").

RISK FACTORS AND RISK MANAGEMENT STRATEGIES

The Fund is an unincorporated limited purpose trust which depends entirely on the operations and assets of its subsidiaries for its income. The Fund and its subsidiaries face a number of risks. The summary provided below describes the main risks known to Keyera, but readers are cautioned that this list may not be exhaustive, as there may be some risks that are unknown. The following summary also identifies some of the steps that Keyera takes to mitigate identified risks. Readers are cautioned that many of the risks are beyond Keyera's control and, in spite of Keyera's active management of its risk exposure, there is no guarantee that these risk management activities will successfully mitigate such exposure.

Risks Inherent in Keyera's Business

Reliance on Producers

The volumes of natural gas processed at Keyera's gas plants and NGLs and other products transported in Keyera's pipelines or processed at Keyera's facilities depend on production of natural gas. Without reserve additions, production will decline over time as reserves are depleted. Although industry activity levels in recent years have generally offset declines, activity levels depend upon economic and regulatory conditions that permit and incent producers to explore for and develop reserves. Producers in the areas serviced by Keyera's gas plants may not be successful in exploring for and developing additional reserves or higher production costs or royalties may discourage further exploration and development, the result of which could be declines in the volume of throughput at the gas plants, the pipelines and NGL processing facilities. Commodity prices may not remain at a level which encourages producers to explore for and develop additional reserves or produce existing reserves.

The rate and timing of production from proven natural gas reserves tied into the gas plants are at the discretion of the producers and are subject to regulatory constraints. The producers have no obligation to produce natural gas from these lands. Producers may shut in production as a result of lower product prices or higher production costs. Further, a significant portion of the proven natural gas in the areas connected to Keyera's gas plants is not contractually dedicated for processing at those gas plants and the majority of the reserves which are subject to processing obligations may be terminated upon six months' notice.

While Keyera is unable to directly influence producer activity, it actively monitors, on an ongoing basis, plant throughput, third party system performance and industry activities in capture areas surrounding its plants (including land sales, well licenses and drilling activity). As circumstances warrant, Keyera pursues opportunities to expand its capture areas and/or to modify its plants to provide new services in order to try to maximize revenue generation and extend the service life of its assets. Keyera also endeavours to mitigate this risk by maintaining an emphasis on providing reliable, efficient, cost-effective, customer-friendly services.

Facilities Throughput

Keyera's facilities are presently operating at lower throughputs than their respective licensed capacities in part due to declines in production since the facilities were built. Over the long term, the business of Keyera will depend, in part, on the level of demand for NGLs and natural gas in the geographic areas in which deliveries are made by pipelines and the ability and willingness of shippers having access or rights to utilize the pipelines to supply such demand. Keyera cannot predict the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce the demand for natural gas and NGLs, thereby potentially reducing utilization rates at Keyera's facilities.

Another reason that Keyera's facilities frequently operate at lower throughputs than their respective licensed capacities is because of the difference between the licensed capacity and the effective available raw gas processing capacity. The ability of individual functional units within each plant to handle additional volumes can become a limiting factor due to such factors as gas composition changes over time or changes in plant operating conditions. Certain Keyera facilities would require expenditures for equipment refurbishment, replacement or de-bottlenecking in order to reach licensed capacity.

One of the ways Keyera tries to mitigate these risks is through its formal inspection, monitoring and maintenance programs for equipment and pipelines. The objective of these programs is, in part, to maximize facility availability and operational efficiency. Keyera may also from time to time consider expanding the capacity of some of its functional units at certain plants if conditions warrant and there is sufficient demand for such expansion.

Reliance on Other Facilities

Keyera's gas plants are connected to various third party sales gas trunkline systems, such as the Alliance, ATCO and TCPL systems, as well as liquids trunkline systems. Most shippers of natural gas and NGLs through these third party pipeline systems are not party to long term contracts and are free to use alternate transportation arrangements. Keyera's NGL Infrastructure and Marketing businesses also benefit from connections to third party

infrastructure, including various pipelines and rail facilities. Operational disruptions, apportionment, regulatory action or other events on third party systems and infrastructure may prevent the full utilization of Keyera's facilities or otherwise hamper Keyera's business activities.

Keyera is unable to control operations or events in third party facilities making the mitigation of these risks challenging. However, in Keyera's experience, outages on third party operated trunklines for extended periods are rare due to the nature of those facilities. The owners of these facilities have significant financial resources, competent personnel, well developed operating practices and inspection and maintenance programs and formal security programs to protect their assets from deliberate harm. Several of Keyera's facilities also benefit from connections to more than one trunkline system which provides some flexibility during curtailments.

Keyera is also unable to control regulatory actions that may be taken with respect to third party facilities. Depending on the nature of the regulatory action taken, Keyera's commercial operations and business arrangements could be adversely affected. (See "Risk Factors and Risk Management Strategies - Risks Inherent in Keyera's Business - Regulatory Intervention").

Operational Matters and Hazards

Keyera's operations are subject to common hazards of the natural gas (sweet and sour) processing and pipeline transportation business. The operation of Keyera's gas plants and pipelines involves many risks, including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended (whether due to misuse, unexpected degradation or design, construction or manufacturing defects), failure to maintain an adequate inventory of supplies or spare parts, operator error, labour disputes, disputes with owners of interconnected facilities and carriers, releases of harmful substances into the environment, spills associated with the loading and unloading of harmful substances onto rail cars and trucks, and catastrophic events such as natural disasters, fires, explosions, derailments, fractures, acts of terrorists and saboteurs, and other similar events, many of which are beyond the control of Keyera. The occurrence or continuance of any of these events could increase the cost of operating Keyera's facilities and/or reduce its processing or throughput capacity, or result in damages claims or fines, all of which could adversely affect financial results.

To help mitigate these risks, Keyera relies on knowledgeable, competent personnel to identify and manage operational risks. It maintains written standard operating practices and formally assesses and documents competencies related to the operation of its facilities. Keyera also maintains formal inspection and maintenance programs for equipment and pipelines, a formal safety program (including hazard identification and work permitting for specific projects) and formal security programs to protect key assets from deliberate harm. Keyera carries casualty and business interruption insurance to help defray the costs associated with the foregoing risks should they materialize; however, insurance may not be sufficient to fully offset such costs.

Market Risk and Marketing Activities

Keyera enters into contracts to purchase and sell natural gas, NGLs and crude oil. Most of these contracts are priced at floating market prices. These activities expose Keyera to market risks resulting from movements in commodity prices between the time volumes are purchased and the time they are sold, from fluctuations in the margins between purchase prices and sales prices and, in some cases, may also expose Keyera to currency exchange risk. (See "Risk Factors - Risks Inherent in Keyera's Business - Foreign Exchange"). The prices of the products that are marketed by Keyera are subject to fluctuations as a result of such factors as seasonal demand changes, changes in crude oil and natural gas markets, and other factors. In many circumstances, particularly in NGL marketing, purchase and sale contracts are not perfectly matched as they are entered into at different times and at different values. Further, Keyera normally has a long position in most of the NGL products that it markets, and may store NGLs in order to meet seasonal demand and take advantage of seasonal pricing differentials thereby resulting in inventory risk. Because crude oil margins are earned by capturing spreads between different qualities of crude oil, Keyera's crude oil midstream business is subject to volatility in price differentials between crude oil streams. In both Keyera's NGL and crude oil marketing businesses, margins can vary significantly from period to period and volatility in the markets for these products may cause distortions in financial results from period to period that are not replicable.

To some extent, Keyera can lessen certain elements of risk exposure through the integration of its marketing business with its facilities businesses. In spite of this integration, Keyera remains exposed to market and commodity

price risk. Keyera manages this commodity risk in a number of ways, including the use of financial contracts and by offsetting some physical and financial contracts in terms of volumes, timing of performance and delivery obligations. For example, in the context of NGL marketing, because NGL product prices are related to the price of crude oil, crude oil financial contracts are one of the more common hedging strategies that Keyera uses. This strategy is subject to basis risk between the prices of crude oil and the NGL product and therefore cannot be expected to fully offset future propane, butane and condensate price movements. Further, there is no guarantee that hedging and other efforts to manage the marketing and inventory risks will generate profits or mitigate all the market and inventory risk associated with these activities. If Keyera hedges its commodity price exposure, it may forego the benefits that may otherwise be experienced if commodity prices were to increase. To the extent that Keyera engages in these kinds of hedging activities, it is also subject to credit risks associated with counterparties with whom it contracts (See "Risk Factors – Risks Inherent in Keyera's Business – Credit Risk").

Risks Arising from Co-ownership

Many of Keyera's facilities are jointly owned with third parties. Approvals must be obtained from such joint owners for proposals to make capital expenditures regarding such facilities. These approvals typically require that a capital expenditure proposal be approved by at least two or three owners holding a specified percentage of the ownership interests in the relevant facility, usually ranging between 50% and 70%. It may not be possible for Keyera to obtain the required levels of approval from co-owners of facilities for future proposals for capital expenditures, which may adversely affect Keyera's ability to expand or improve its existing facilities. In addition, agreements for joint ownership often contain restrictions on transfer of an interest in a facility. The most frequent restrictions require a transferor who is proposing to transfer an interest to offer such interest to the other holders of interests in the facility prior to completing the transfer. Such provisions may restrict Keyera's ability to transfer its interests in facilities or to acquire partners' interests in facilities, and may also restrict Keyera's ability to maximize the value of a sale of its interest.

As part of its effort to minimize these risks, Keyera maintains communication with its co-owners through its participation in operating committees and formal decision-making processes such as mail ballots and AFE approvals. Keyera also utilizes its knowledge of industry activity and relationships with other owners to mitigate the risk of uncooperative behaviour. However, there is no guarantee that Keyera will be able to proceed with its plans for any facilities which are jointly owned.

Operating, Capital and General and Administrative Costs

Operating and capital costs associated with Keyera's facilities represent significant components of the cost of providing services. These costs may vary considerably from current and forecast values and rates. For example, fluctuations in the prices of electricity and fuel can cause significant fluctuations in operating costs. As well, general and administrative costs may vary considerably from current and forecast values, particularly in light of the tight employment market and the high demand for trades and contractors in Alberta.

Maintenance capital requirements and maintenance expenses may vary from year to year depending on such factors as the scheduling of maintenance turnarounds, operating conditions and gas composition. In general, the cost of Keyera's inspection, monitoring and maintenance programs are expensed in the period they are incurred. Where a repair or replacement has enduring value, it is capitalized rather than expensed. Working capital requirements are strongly influenced by the volume of NGLs held in storage and related commodity prices. Historically the largest allocation of working capital to fund inventory has been approximately $81 million. In addition to the working capital required for inventory, Keyera requires working capital to finance other activities. These additional working capital requirements have historically tended to be in the range of $25 million to $45 million. Growth capital expenditures vary depending upon available opportunities.

Financial results may be adversely affected if significant increases in operating, capital or general and administrative costs are incurred and not recovered. Although operating costs are usually recaptured through the tariffs charged on processing and transportation, some processing arrangements do not permit the flow-through of operating costs. Even at facilities where flow-through arrangements are in place, to the extent the costs charged to producers escalate, they may seek lower cost alternatives or stop production of their natural gas.

With ongoing maintenance consistent with historic levels, it is anticipated that Keyera's assets can continue to operate safely for decades to come. Keyera prepares annual budgets for each facility in which it has an interest and AFE budgets for each capital project proposed or undertaken. Keyera relies on knowledgeable, competent staff to establish realistic cost projections for budgeting purposes and to operate facilities in an efficient manner. Keyera also monitors input costs such as the prices of electricity and fuel, and may use physical and financial contracts to manage these costs as and when considered appropriate by its risk management committee. While these activities may help to mitigate Keyera's risk exposure, they do not remove the risks associated with unanticipated increases or fluctuations in such costs.

Natural Gas Composition

Each of Keyera's gas plants is designed to process raw natural gas feedstock within a certain range of composition specifications. The gas plants may require modification to operate efficiently if the composition of the raw gas being processed changes significantly. The configuration of each of Keyera's gas plants may not be optimal for efficient operation in the future if inlet gas composition changes.

Keyera monitors plant throughput, third party system performance and industry development activity in the capture areas surrounding its facilities on an ongoing basis. This information is used when assessing expansion opportunities and the possibility of adding new processing or commercial services.

Reliance on Principal Customers and Suppliers

Keyera relies on a number of principal customers in each of its business segments, the most significant of which is the arrangement with ConocoPhillips. In 2007, approximately 15% of the Partnership's natural gas gathering and processing revenue and 13% of NGL volumes were derived from long term agreements with ConocoPhillips which expire in December 2018. (See "Other Information Relating to Keyera's Business - Business Arrangements - ConocoPhillips Arrangements"). In addition to the arrangement with ConocoPhillips, Keyera enters into many other contracts with its customers and suppliers and may offer services on standard terms without entering into signed written agreements. Often the contracts that are entered into with customers or suppliers are for a defined term or are subject to early termination upon notice.

There is no guarantee that any of the contracts that Keyera currently has in place will be renewed at the end of their term or replaced with other contracts in the event of early termination. Further, there is a risk that customers or suppliers will be unable to perform their obligations under the contracts. If any of these circumstances were to arise, the revenue generated by Keyera's operating entities would be reduced which could adversely affect Keyera's financial results.

In an effort to minimize the risk of reliance on any single customer or supplier, Keyera has diversified its customer and supplier base and continues to explore relationships with existing and potential new customers and suppliers. It also tries to provide efficient, reliable services and to build on its relationships with producers and others as a way of encouraging existing customers to renew contracts and attracting new customers and suppliers. In spite of these efforts, there is no guarantee that Keyera will be able to renew or replace existing contracts or enter into new contracts.

Competition

Each of Keyera's gas plants is subject to competition from other gas processing plants which are either in the general vicinity of the gas plants or have gathering systems that do or could potentially extend into Keyera's capture areas. The NGL and crude oil commodities that are marketed by Keyera compete with supplies from Canadian, American and international sources. As well, Keyera's NGL pipelines and storage, terminal and processing facilities are subject to competition from other existing pipelines and facilities, which competition is anticipated to continue to grow as other companies announce plans for expanded transportation, terminalling and storage services in the Edmonton/Fort Saskatchewan hub. Keyera competes with local and international entities to acquire NGLs for processing and resale and to attract and retain customers. Competition for customers is not confined to NGL suppliers and marketers; rather, the natural gas and gas products industry also competes with other industries seeking to provide alternative sources of fuel and feedstock to consumers. Competition from non-hydrocarbon based sources of energy

may have an adverse effect on the production of natural gas and gas products in Alberta and, as a result, on the demand for Keyera's services.

Keyera tries to mitigate these risks by working cooperatively with its existing customers, monitoring industry activity and the activities of its competitors in key markets and being proactive in identifying opportunities in existing and emerging markets. Further, because of the capital investment required, there are high barriers to entry for new competitors in the gathering and processing business and NGL business in the areas where Keyera's facilities are located. While Keyera feels it is well positioned to compete with its peers, aggressive action by competitors, changes in law, declines in production and a stronger shift in the market place to non-hydrocarbon based energy sources could all adversely affect Keyera's competitive position.

Regulatory Intervention

Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by regulatory authorities in the event that agreement on fees or tariffs cannot be reached with producers. To the extent that producers believe processing fees or tariffs respecting pipelines and facilities are too high, they may seek rate relief through regulatory means. (See "Industry and Environmental Regulation"). Keyera tries to reduce the likelihood of regulatory intervention by taking industry standards and guidelines into account in setting rates and tariffs and by working proactively with its customers. Nevertheless, there is no guarantee that Keyera will be able to avoid challenges to its rates and tariffs. Further, Keyera may be adversely affected by regulatory action taken with respect to third party systems and infrastructure.

As well, some projects that Keyera may wish to pursue may require various regulatory approvals. There is no guarantee that such approvals can be obtained on a timely basis, or at all. Regulatory delays may result in project economics becoming less favourable or in some projects not proceeding.

Environmental and Public Safety Considerations

The gas processing and gathering industry is regulated by federal and provincial environmental legislation. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the handling, use, storage, transportation, treatment and disposal of hazardous substances and waste, and in connection with spills, releases and emissions of various substances into the environment. Environmental legislation also requires that facilities, pipelines and other properties associated with Keyera's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.

Many of Keyera's facilities are subject to licensing requirements imposed by Alberta Environment and/or the ERCB. These licenses must be renewed from time to time and there is no guarantee that the license will be renewed on the same or similar conditions. In addition, certain types of activities may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures. Activities that do not meet regulatory standards or that breach such legislation may result in the imposition of fines, penalties and suspension of operations. It is also possible that increasingly strict environmental and safety requirements will be implemented, which could result in substantial costs of compliance, including increased capital expenditures and operating expenses. The provincial and federal governments are taking steps to impose stricter regulations and emission limits on greenhouse gas emissions in the near term. (See "Industry and Environmental Regulation"). If it is determined that emissions exceed permitted limits, regulatory requirements will be triggered that require action to be taken to reduce emission levels to acceptable levels, unless an extension or relaxation is granted. There can be no assurance that any extension of time to achieve compliance would be granted and immediate compliance may not be possible.

Given the highly toxic and corrosive nature of sour gas, certain environmental risks are inherent in sour gas processing at Keyera's gas plants. As well, some of Keyera's pipelines and facilities run through or are immediately adjacent to heavily populated areas, including the City of Edmonton. Major equipment failure, a release of toxic substances or a pipeline rupture (including as a result of third party contact with the pipeline) could result in damage to the environment and Keyera's gas plants, death or injury and substantial costs and liabilities to third parties. Keyera may not be able to insure against these events or may elect not to insure because of high premium costs or for other reasons. Further, if, at any time, appropriate regulatory authorities deem any one of the pipelines or facilities unsafe, they may order it to be shut down. There is also the risk of civil liability for environmental matters.

To help mitigate these risks, Keyera has developed environmental programs and internal operating guidelines intended to minimize the environmental impact of its operations. Keyera has also developed environmental and safety training for its employees. Keyera conducts its operations and monitors environmental impacts in accordance with these programs and acts promptly to remediate environmental impacts beyond acceptable levels. Keyera's air, soil and water monitoring programs meet or exceed regulatory requirements. Keyera also has a community relations program and policy which requires that information be provided to the public with respect to its policies and operations, and that employees be sensitive and responsive to public concerns. Based on current operations and practices, Keyera does not anticipate that the costs of complying with environmental regulation or dealing with environmental civil liabilities will have a material adverse affect on its financial results; however, no assurance can be made such costs will not adversely effect financial results in the future. If the federal government acts to impose emission limits on greenhouse gases, it is not known what these limits will be or how they will affect Keyera, but at this time Keyera does not anticipate that it will be affected in a manner materially different than any other comparable midstream business. (See "Industry and Environmental Regulation").

Foreign Operations

Through the incorporation of KEI, the establishment of an office in Houston and the acquisition of propane terminals in four locations in the U.S., Keyera has expanded its U.S. operations and established permanent operations in the U.S. In addition, a percentage of the Partnership's propane sales are made into U.S. markets. Keyera's significant reliance on these markets means that it is subject to downturns in the U.S. economy, weather patterns in the U.S., protectionist actions by U.S. legislators and other political developments, all of which could have an adverse impact on Keyera's financial results.

Further, while the growth of Keyera's permanent operations in the U.S. enhances its ability to access large U.S. markets, it also presents a number of risks, including increased regulatory and compliance obligations and costs, as well as risks associated with potential non-compliance. The selling of propane in the U.S. and the establishment of permanent operations in the U.S. also expose Keyera to potential U.S. liability. The U.S. tends to be a litigious environment with larger damages awards compared to Canada. In some instances, Keyera may be subject to the exclusive jurisdiction of American courts.

While KEI has a small staff in Houston, portions of Keyera's U.S. operations are managed and administered by Canadian personnel with limited expertise in U.S. law and regulation. Keyera engages U.S. counsel from time to time to assist with identifying and complying with applicable state and federal laws. Keyera monitors developments and trends that may affect propane transportation, terminalling and sales in the U.S. and its risk management committee considers the risk profile of the U.S. operations when evaluating Keyera's risk mitigation strategies. Keyera is also examining options for reducing the exposure of its Canadian assets to civil claims in the U.S. There is no guarantee that any of these activities will have the effect of reducing the risks associated with its permanent operations in the U.S. or with Keyera's dependence on U.S. markets for the majority of its propane sales.

Adequacy of Insurance

Keyera currently maintains customary insurance of the types and amounts consistent with prudent industry practice. Keyera is not obligated to maintain any such insurance if it is not available to Keyera on commercially reasonable terms. There can be no assurance that such insurance coverage will be available in the future on commercially reasonable terms or at commercially reasonable rates or that the amounts for which Keyera is insured, or the proceeds of such insurance, will compensate Keyera fully for its losses. The insurance coverage obtained with respect to Keyera's business and facilities will be subject to limits and exclusions or limitations on coverage that are considered to be reasonable, given the cost of procuring insurance and current operating conditions. There can be no assurance that the insurance proceeds received by Keyera in respect of a claim will be sufficient in any particular situation to satisfy the indebtedness of Keyera.

With the growth in Keyera's operating activities in the U.S., Keyera has expanded its insurance coverage to include coverages for these U.S. operations. Because of the litigation environment, the potential for higher damages awards and Keyera's acquisition of propane terminals in four U.S. locations, premiums for this coverage are notably higher than coverage for Canadian operations and there is no guarantee that the coverages Keyera has obtained will be sufficient to satisfy any claims that may be brought as a result of these operations.

Keyera does not insure against soil and groundwater contamination, except for contamination resulting from catastrophic failures. In certain areas in which Keyera has operations, it carries limited or no coverage for terrorism and for injury to workers.

Keyera has established a risk management committee, the mandate of which includes reviewing the risks faced by Keyera's various business operations and appropriate types and levels of insurance that should be in place to mitigate those risks. In addition to ongoing monitoring of industry and insurance market trends, Keyera reviews its insurance coverages and coverage levels at least annually in consultation with insurance providers and experts. Keyera also works with insurance advisors and underwriters so that they are knowledgeable about Keyera's operating practices and emergency systems to enhance their understanding of Keyera's business and mitigate the risk of unjustified premium increases.

Decommissioning, Abandonment and Reclamation Costs

Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life, the costs of which may be substantial. It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements. Keyera may, in the future, determine it to be prudent or may be required by applicable laws or regulations to establish and fund one or more decommissioning, abandonment and reclamation reserve funds to provide for payment of future decommissioning, abandonment and reclamation costs. If Keyera is not able to fund such reserve funds through an environmental recovery fee, the creation and maintenance of these reserves could decrease cash available to distribute to Unitholders and to service debt obligations in the future. Further, even if such reserves funds were established, they may not be sufficient to satisfy the future costs.

To help mitigate these risks, Keyera utilizes a documented process, overseen by the Health, Safety and Environment Committee, to estimate future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities. These costs are accounted for and reported in accordance with GAAP. Keyera continues to support the concept of decommissioning, abandonment and reclamation recovery fees and will work with industry and government bodies to promote this concept as opportunities to do so arise.

Weather Conditions

Weather conditions can affect the demand for and price of natural gas and NGLs. As a result, changes in weather patterns can affect throughput as well as Keyera's NGL marketing activities. For example, colder winter temperatures generally increase demand for natural gas and NGLs used for heating supplies which tends to result in increased throughput volumes at facilities and higher prices in the marketing business. In its facilities and NGL business, Keyera tries to position itself to be able to handle increased volumes of throughput and storage at its facilities to meet seasonal demand; however, at any given time facility and storage capacity is finite.

Keyera has no ability to control weather conditions. Weather conditions may influence Keyera's ability to complete capital projects or facility turnarounds on time, potentially resulting in delays and increasing costs of such capital projects and turnarounds. Weather may also affect the operations and projects of Keyera's customers, thereby influencing the supply of natural gas and NGLs.

With respect to construction activities, in areas where construction can be conducted in non-winter months, Keyera tries to schedule its construction timetables so as to minimize delays due to cold winter weather. While availability of trades and supplies does not always make this possible, Keyera has been relatively successful in minimizing construction delays due to weather issues. While Keyera does not speculate on weather in its marketing business, it tries to respond to supply and demand seasonality by building inventories in the warmer months, for delivery in the winter months when demand is generally expected to be higher. While Keyera uses financial contracts to mitigate the commodity price risks associated with these inventories, there is no guarantee that Keyera's inventory management activities will generate positive margins (See "Risk Factors - Risks Inherent in Keyera's Business – Market Risk and Marketing Activities").

Employees and Contractors

A skilled workforce is important to the ongoing success of Keyera. The inability of Keyera to attract and retain skilled employees and contractors, particularly in light of the tight employment market and the high demand for contractors in Alberta, could adversely affect Keyera's business operations. Further, the cost of retaining employees and hiring contractors in the current environment places inflationary pressure on Keyera's costs.

Keyera maintains a relatively good relationship with its employees and tries to cultivate a work environment in which employees have internal growth opportunities. To date, Keyera has been successful in achieving a turn-over rate below industry averages. Keyera also tries to cultivate good relationships with dependable contractors in order to try to benefit from reliability and continuity of service. Nevertheless, if Keyera is not able to attract skilled employees and contractors, its ability to execute its business plans may be impaired.

Dependence on Key Personnel

The success of Keyera has been largely dependent on the skills and expertise of its key personnel to manage the overall business and, in the NGL marketing business, to achieve positive margins. The continued success of Keyera will be dependent on its ability to retain such personnel. Increasing costs associated with retaining key personnel, particularly in light of the tight employment market in Alberta, could adversely affect Keyera's business operations and financial results. Further, Keyera has adopted the practice of purchasing the Units necessary to fulfil grants under the Long Term Incentive Plan on the market rather than issuing such Units from treasury and in 2006 it amended the LTIP to eliminate the ability to issue Units from treasury. The cost of the LTIP is now therefore directly dependent on the Unit price. The Long Term Incentive Plan is described in detail in the Fund's Information Circular.

Keyera tries to mitigate the risk of losing key personnel for economic reasons by obtaining expert advice with respect to compensation matters (including salary as well as long and short term incentive plans). Keyera also participates in industry compensation surveys in order to measure its compensation package against prevailing market rates.

Labour Relations

Keyera has unions at its two largest gas processing facilities. Unionized labour disruptions could restrict the ability of the gas plants to process natural gas and therefore affect Keyera's financial results. (See "Business of Keyera - Employees and Labour Relations"). The collective agreement for employees at the Strachan gas plant expires on December 31, 2011 and the collective agreement for employees at the Rimbey gas plant expired on December 31, 2007. Keyera is currently engaged in negotiations to renew the agreement at the Rimbey gas plant. Keyera attempts to enter into union negotiations on a timely basis in light of the length of the collective agreements. Overall, Keyera maintains a relatively good relationship with its unions and unionized employees and has never experienced a strike or work stoppage at either of its unionized plants.

Change in Laws

The oil and natural gas industry, including the midstream industry, is subject to regulation and intervention by governments, in such matters as environmental protection, exploration and development activities, the licensing, operation and expansion of wells and facilities, and the abandonment of facilities. There is no guarantee that laws and administrative policies relating to the oil and natural gas industry, including the midstream industry, will not be changed in a manner which adversely affects the Fund and/or the Unitholders. In addition to being affected by changes aimed directly at midstream facilities, Keyera could also be adversely affected by changes in regulations or policies directed at upstream activities, such as land sales, exploration and development in the capture areas surrounding Keyera's facilities, as well as changes directed at downstream activities, including retail and consumer uses. For example, Keyera may be adversely affected by a reduction in exploration and production by producers as a result of the proposed changes to the Alberta royalty regime. Keyera is working with producers in its capture areas to try to determine whether drilling and production could be curtailed; however, as of the date hereof the degree to which Keyera will be affected by these changes remains unclear. In addition, Keyera could be adversely affected by the imposition of additional emission limits for greenhouse gases by the federal or provincial governments. (See "Risk Factors and Risk Management Strategies - Risks Inherent in an Investment in Units - Changes in Income Tax Laws" and "Industry and Environmental

Regulation - Environmental Regulation"). In the event of legislative or regulatory changes, Keyera's ability to conduct business may be adversely affected which could thereby have a negative effect on cash available for distribution.

Debt Matters

Keyera relies on debt financing for some of its business activities, including capital and operating expenditures. The credit facilities are for a defined term and there are no assurances that Keyera will be able to refinance any or all of the facilities at their maturity. In addition, there are no assurances that Keyera will be able to comply at all times with the covenants applicable under these credit facilities. Any failure of Keyera to obtain refinancing or to comply with applicable covenants under its credit facilities could have a material adverse effect on Keyera's financial results, including its ability to maintain distributions to Unitholders. Further, any inability of Keyera to obtain new financing may limit its ability to support future growth. (See "Other Information Related to Keyera's Business – Borrowing")

Borrowings or additional borrowings made by or on behalf of Keyera will affect the leverage of the business. Interest and principal payments on such borrowings will take precedence over cash distributions to Unitholders and may increase the level of financial risk in the operations of Keyera. Keyera's short-term and long-term debt and the Debentures prohibit the payment of distributions at any time at which a default or event of default would exist under such debt, or if a default or event of default would exist as a result of making the distribution.

If Keyera is unable to refinance debt obligations at the time of maturity or is unable to refinance on equally favourable terms, the level of cash distributions to Unitholders may be affected. The revolving credit facilities are currently scheduled to mature in 2010 and the long-term senior unsecured notes mature on various dates between 2008 and 2017. ("See "Other Information Relating to Keyera's Business - Borrowing").

Keyera believes that the existing credit facilities will be sufficient for its immediate requirements and has no reason to believe that it will not be able to renew its existing credit facilities on commercially reasonable terms. However, there can be no assurance that the amounts will be adequate for further financial obligations or that additional funds will be able to be obtained.

Interest Rates

Keyera takes on interest rate risk in association with its debt financing. Amounts paid in respect of interest and principal on debt reduce cash flow available for distribution. Interest rates are influenced by Canadian and global economic conditions beyond Keyera's control. Floating rate debt obligations expose Keyera to changes in interest payments, which could have an adverse effect on Keyera's financial results, as variations in interest rates could result in changes in the amount required to be applied to debt service. As part of its efforts to mitigate the risk exposure associated with interest rate fluctuations, Keyera maintains a portfolio of debt of varying terms and monitors the balance of fixed and floating interest rates in its portfolio.

Foreign Exchange

Keyera takes on foreign exchange risk with respect to its purchase and sale of commodities and with respect to its U.S. investment and borrowings. For example, in Keyera's marketing business, commodity prices are often quoted in U.S. dollars and the price paid and received by it for these commodities is therefore affected by the Canadian – U.S. exchange rate which may fluctuate over time and such fluctuations could have an adverse effect on Keyera's financial condition. Keyera has no ability to control or influence foreign exchange rates. However, Keyera has adopted a risk management policy in relation to its marketing activities, including the exposure to foreign exchange risk arising from these activities. Keyera regularly measures, monitors and reports on these risks to its risk management committee. Keyera's facilities businesses, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign exchange risk.

Credit Exposure

Keyera takes on credit risk with respect to its fee for service business and the purchase and sale of commodities in its marketing business. In particular, Keyera is exposed to credit-related losses in the event that counterparties to contracts become insolvent or otherwise fail to fulfill their present or future financial obligations to Keyera. It is also possible that sales may be made in excess of established credit limits.

Keyera's credit policy includes parameters with respect to the granting and monitoring of credit extended to customers. Credit exposure is regularly measured and reported on to Keyera's risk management committee. In addition, in Keyera's facilities business, the standard operating, transportation and processing agreements provide for an operator's lien on customer products transported or processed through Keyera's facilities. With respect to counter parties for financial instruments used for hedging purposes, credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and through application of Keyera's risk management policy. In spite of these measures, there is no guarantee that Keyera will not suffer losses as a result of this credit exposure, in which case its operations and financial results may be adversely affected.

Aboriginal Land Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of lands in western Canada. In some circumstances, aboriginal people are entitled to be consulted prior to resource development on provincial Crown lands. Such claims, if successful, could have a significant adverse effect on natural gas production in Alberta which in turn could have a material adverse effect on the volume of natural gas processed at Keyera's gas plants and of NGLs and other products transported in Keyera's pipelines.

To mitigate this risk, Keyera monitors developments that may affect activities around its facilities. As well, when appropriate, Keyera works, directly or indirectly, with aboriginal communities that have reserves or traditional lands that may be affected by construction or expansion projects.

Expansion of Operations

Keyera's operations and expertise are currently focused on midstream oil and gas activities; however, in the future it is possible that Keyera could engage in other activities. The Fund Declaration of Trust permits Keyera to engage in activities other than its current core business areas, including but not limited to acquiring, developing and producing petroleum and natural gas reserves. Expansion of Keyera's business into new areas may present new risks or significantly increase the exposure to one or more of the existing risks, any of which may adversely affect Keyera's future operational and financial conditions (See also "Risk Factors and Risk Management Strategies - Risks Inherent in an Investment in Units – Changes in Income Tax Laws"). Keyera has developed criteria which it uses to evaluate any expansion opportunities. Expansion opportunities, whether within Keyera's core activities or into new activities, are carefully evaluated using this criteria.

Risks Inherent in an Investment in Units

Changes in Income Tax Laws

Income tax laws and administrative policies related to mutual fund trusts may be changed in a manner which adversely affects the Fund and/or the Unitholders.

On October 31, 2006, the Department of Finance (Canada) ("Finance") announced changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders. These proposals (collectively, the "SIFT Rules") became law in June 2007. The SIFT Rules apply to trusts and partnerships that are resident in Canada for purposes of the Tax Act (in the case of partnerships, pursuant to new residency rules for this purpose), that hold one or more "non-portfolio properties", and the units of which are listed on a stock exchange or other public market (a "specified investment flow-through trust" or "SIFT trust", and a "specified investment flow-through partnership" or "SIFT partnership"). A trust or partnership that was a SIFT trust or SIFT partnership on October 31, 2006, generally would not become taxable under the SIFT Rules until January 1, 2011, provided the trust or partnership experiences only "normal growth" and no "undue expansion" before then. On December 15, 2006 Finance issued guidelines with respect to what would be considered "normal growth" for this purpose (the "Guidelines").

The Fund is considered a "SIFT trust" and, commencing January 1, 2011 (provided the Fund only experiences "normal growth" before that time), the Fund will be subject to tax on the portion of its distributions that are ordinary taxable income and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate (expected to be 29.5% in 2011 and 28% starting January 1, 2012 based on recently enacted reductions in the federal general corporate tax rate). The application of the SIFT Rules

to the Fund will reduce the amount of cash flow available for distributions to Unitholders. The Board of Directors considers this future reduction in its distribution decisions.

Once the Fund becomes taxable under the SIFT Rules, for a Unitholder who is resident in Canada for the purposes of the Tax Act, the portion of Keyera's distributions which would otherwise be taxed as ordinary income will be treated as an eligible dividend paid by a taxable Canadian corporation. There will be no change in taxation of the portion of Keyera's distributions that are considered to be a return of capital or dividend income. Distributions to a Unitholder who is not resident in Canada or a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Taxation of Keyera's distributions in 2011 and beyond will depend upon the composition of its distributions which will vary depending on levels of profitability, capital expenditures and other factors. It is therefore not possible to accurately predict the tax treatment for future years.

The announcement of the SIFT Rules has already had and may continue to have an adverse impact on the value of the Units. A reduction in the value of the Units may increase the cost to Keyera of raising capital in the public capital market. Further, the SIFT Rules may substantially eliminate Keyera's competitive advantage compared to corporate competitors in raising capital in a tax efficient manner, and may also place Keyera at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation.

The adverse tax consequences associated with the SIFT Rules could be realized sooner than 2011 if the Fund experiences growth other than "normal growth" before then. According to the Guidelines, normal growth includes equity growth within certain "safe harbour" limits which are measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT trust's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units). The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust's October 31 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust's October 31 market capitalization for each of 2008, 2009 and 2010.

Keyera does not believe that its near-term growth opportunities will be significantly limited by the "normal growth" guidelines. The Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Units, was approximately $1,310 million, which means the Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $524 million, and for calendar years 2008, 2009 and 2010 is approximately $262 million per year (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006). As of December 31, 2007 the Fund had issued less than $5 million of new equity for the purposes of the Guidelines.

Keyera is continuing to evaluate the options available to continue its practice of minimizing taxes payable by the Fund and its subsidiaries and enhancing value to Unitholders. For example, Keyera currently has unutilized tax pools and deductions consisting mostly of class 41 undepreciated capital costs available to reduce taxable income in future years. Keyera has recently implemented an internal reorganization that was intended in part to simplify the organizational structure of Keyera and is also examining further restructuring options, but at this time continues to believe that the income fund model is an appropriate vehicle given the nature of its business and investments. Keyera will take steps to position itself for the impact of the SIFT Rules to the Fund, but there can be no assurance that any such steps will reduce the expected impact of the SIFT Rules.

Nature of Units

The Units do not represent a direct investment in the business of the Partnership and its subsidiaries and should not be viewed by investors as units in the Partnership or its subsidiaries. The Units represent a fractional interest in the Fund. Corporate law does not govern the Fund or the right of Unitholders. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Further, trusts are not defined as recognized entities within the definitions of legislation such as the *Bankruptcy and Insolvency Act* (Canada) and the *Companies Creditors Arrangement Act* (Canada). As a result, in the event of an insolvency or restructuring, a Unitholders' position may be quite different than that of a shareholder of a corporation.

Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Keyera is not a trust company and, accordingly, is not registered under any trust or loan company legislation.

Cash Distributions Are Not Guaranteed

Cash distributions are not guaranteed and will fluctuate with the performance of the Partnership and its subsidiaries. The Board of Directors has the discretion to determine the amount of cash distributions to be paid to Unitholders each month. In determining the level of cash distributions, the Board of Directors will take into consideration current and expected future levels of earnings, operating cash flow, income taxes, maintenance capital, growth capital expenditures, debt repayments, working capital requirements and other factors. Keyera's short and long term borrowings, as well as the Debentures, prohibit Keyera from paying distributions at any time at which a default or event of default would exist under such debt, or if a default or event of default would exist as a result of making the distribution. (See "Risk Factors – Risks Inherent in Keyera's Business – Debt Matters").

Because Keyera distributes the majority of its net cash flow to Unitholders, if external sources of capital, including borrowings and the issuance of additional Units, become limited or unavailable on commercially reasonable terms, Keyera's ability to make the necessary capital investments to maintain or expand its business may be impaired. The extent to which Keyera is required to use cash flow to finance capital expenditures or acquisitions may reduce the level of cash flow available for distribution to Unitholders.

Dependence upon the Partnership

The Fund is entirely dependent upon the operations and assets of the Partnership and its subsidiaries. Accordingly, the distributions to the Unitholders are dependent upon the ability of the Partnership and its subsidiaries to generate cash flow.

Sales of Additional Units

The Fund may issue additional Units in the future. Such additional Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issuances. The Administrator has the power and discretion to establish the price and the terms of issue of additional Units. It is not possible to predict the size of future issuances of Units or the effect, if any, that future issuances of Units will have on the market price of the Units. Issuances of a substantial number of Units, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Units. As well, with any additional issuance of Units, Unitholders will experience dilution. The Fund expects to issue additional Units monthly under its DRIP. Under the reinvestment portion of the DRIP, Units are currently issued at a 3% discount to the prevailing market price.

In Specie Distributions on Redemption or Termination of the Fund

On termination of the Fund, the Trustee may distribute the securities directly to Unitholders, subject to obtaining all of the required regulatory approvals. As well, in the event a Unitholder wishes to redeem his or her Units, the Fund may in certain circumstances, satisfy the redemption price through an in specie distribution of assets of the Fund or Redemption Notes. (See "Capital Structure of the Fund"). Securities which may be received as a result of a redemption of Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for trusts governed by Exempt Plans, depending on the circumstances existing at the time. Redemption Notes will be unsecured, subordinated notes due on the 10th anniversary of the date of issuance and will be subject to a right of early repayment and such terms and conditions as the Administrator may determine. It is expected that the Redemption Notes will not be guaranteed by any other party and that the remedies available to the holders of the Redemption Notes will not provide protections comparable to those generally found in debt securities issued to the public. In addition, there may be resale restrictions imposed by law upon the recipients of securities pursuant to the redemption right. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment.

Unitholder Liability

The Fund Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its assets or obligations and that, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Fund's assets. The Fund Declaration of Trust further provides that the Trustee and the Fund shall make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Fund, or the Trustee on behalf of the Fund, a contractual provision to the effect that neither the Unitholders, nor the Trustee have any personal liability or obligations in respect thereof.

Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The operations of the Fund will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid, to the extent possible, any material risk of liability to the Unitholders for claims against the Fund.

On July 11, 2004, the *Income Trusts Liability Act* (Alberta) the ("ITLA") came into force. The ITLA protects unitholders of Alberta income trusts, such as the Fund, from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA came into force. The liability protection afforded by the ITLA is largely untested and is subject to interpretation by courts in the Province of Alberta and elsewhere. A risk remains that a Unitholder may be personally liable despite the provisions in the Fund Declaration of Trust, other agreements made by the Fund and the ITLA.

Mutual Fund Status

It is intended that the Fund continue to qualify as a mutual fund trust for the purposes of the Tax Act. The Fund may not, however, always be able to satisfy future requirements for the maintenance of mutual fund trust status. Should the status of the Fund as a mutual fund trust be lost or successfully challenged by a relevant tax authority, adverse consequences may arise for the Fund and Unitholders. The Fund may take certain measures in the future to the extent the Fund believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders.

Risks Associated With the Level of Foreign Ownership

Currently, one of the conditions for the Fund to qualify as a mutual fund trust is that the Fund can not reasonably be considered to have been established or maintained primarily for the benefit of non-resident persons. As a result, the Fund Declaration of Trust contains a limitation on non-resident ownership and provides powers to the Administrator to enforce this limitation and take such steps as may be reasonably necessary so that the Fund is not maintained primarily for the benefit of non-resident persons. (See "Capital Structure of the Fund - Limitation on Non-Resident Ownership"). As of the date hereof, there are no indications that the level of foreign ownership of Units exceeds the foregoing limitations, or that such situation is imminent. However, if in the future the Administrator becomes aware that the beneficial owners of at least 49% of the Units then outstanding are, or may be, non-residents or that such a situation is imminent, the exercise of their powers to enforce the non-resident ownership limitation may have an adverse effect on certain Unitholders, as well as on the market price of the Units overall.

Other Income Tax Matters

The Fund Declaration of Trust currently provides that a sufficient amount of the Fund's net income will be distributed each year to Unitholders in order to eliminate the Fund's liability for tax under Part I of the Tax Act. Where such amount of net income of the Fund in a taxation year exceeds the distributable cash flow in the year, such excess net income will be distributed to Unitholders in the form of additional Units. To the extent that Unitholders receive a distribution in the form of additional Units, Unitholders will generally be required to include an amount equal to the fair market value of those additional Units in their taxable income. Upon the Fund becoming subject to the SIFT Rules, Keyera will no longer be able to eliminate the Fund's liability for tax under the Tax Act.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings or regulatory actions material to the Fund to which the Fund or its subsidiaries is a party, nor are there any such proceedings known to the Fund or its subsidiaries to be contemplated. No penalties or sanctions material to the Fund have been imposed by a court or regulatory body, nor has the Fund or its subsidiaries entered into a settlement agreement in relation to any securities legislation.

INTERESTS OF EXPERTS

Deloitte & Touche LLP is the external auditor of the Fund and is independent within the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario where transfers of securities may be recorded.

MATERIAL CONTRACTS

The following material contracts have been entered into on behalf of the Fund:

1. Fund Declaration of Trust;
2. Partnership Agreement;
3. Administration Agreement;
4. Debenture Indenture.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Units and Units authorized for issuance under the Fund's long-term incentive plan is contained in the Fund's information circular to be mailed to Unitholders in connection with the annual meeting of Unitholders to be held on May 13, 2008. Additional financial information is provided in the Fund's financial statements and Management's Discussion and Analysis for the year ended December 31, 2007.

SCHEDULE A
AUDIT COMMITTEE TERMS OF REFERENCE

A. Purpose

The purpose of the Audit Committee of the Board of Directors (the "Committee") is to assist the Board of Directors (the "Board") of Keyera Energy Management Ltd. (the "Corporation") in fulfilling its responsibilities in relation to financial matters with respect to the Corporation, Keyera Facilities Income Fund (the "Fund") and Keyera Energy Limited Partnership (the "Partnership"). The Committee's role includes monitoring and overseeing the quality of the financial reporting and systems of internal control and the financial risk management of the Fund and the Partnership. The Committee shall serve as the ultimate authority to which the Fund's internal and external auditors are accountable.

B. Mandate

Management is responsible for preparing the interim and annual financial statements of the Fund and the Partnership and for maintaining systems of risk assessment, risk management and internal controls to provide reasonable assurance that assets are protected and that transactions are authorized, recorded, and reported properly. The Committee is responsible for reviewing and monitoring management's actions and for overseeing the work of the external auditor.

1. Financial Reporting. The Committee has responsibility for monitoring and reviewing financial reporting by the Fund. The Committee shall:

   (a) review with management and the external auditors the financial reporting of the Fund and the Partnership in connection with the annual audit and the preparation of financial statements, including, without limitation, the judgment of the external auditors as to the quality and appropriateness of the accounting principles as applied in that financial reporting;

   (b) receive the report of the external auditors on the annual financial statements of the Fund and the Partnership;

   (c) review with the external auditors, (i) the annual financial statements of the Fund and the Partnership; (ii) the audit of those financial statements; and (iii) the report of the external auditors thereon; in order to confirm that the external auditors are satisfied with the disclosure to them of appropriate information and the content of the financial statements;

   (d) review with management and make recommendations to the Board of Directors relating to (i) the audited annual financial statements of the Fund and the Partnership, and (ii) Management's Discussion and Analysis ("MD&A") in respect of the Fund's annual financial statements, and (iii) the accompanying report of the Chief Executive Officer and press release;

   (e) receive the report of the external auditors on the Fund's interim financial statements;

   (f) review with management and the external auditors (i) the Fund's interim financial statements, (ii) the review of those financial statements, and (iii) the auditor's report on their review and review with management the MD&A in relation thereto (along with the accompanying report of the Chief Executive Officer and press release) and make recommendations to the Board relating to the interim financial statements, MD&A and related documents;

   (g) review and make recommendations to the Board with respect to the Fund's Annual Information Form and Information Circular;

(h) review and make recommendations to the Board of Directors relating to any prospectus required to be filed in connection with an offering of securities by the Fund;

(i) receive a report from the general counsel each quarter and review with management, and, if necessary, the external auditors and legal counsel, any litigation, claim or contingency, including tax assessments (collectively "Claims"), that could have a material effect upon the financial position of the Fund and any of its subsidiaries, and the manner in which such Claims may be, or have been, disclosed in the financial statements;

(j) review with management accounting practices, policies, significant estimates and instances of management override of controls and the financial impact thereof; and

(k) review accounting, tax and financial aspects of the operations of the Fund and the Partnership as the Committee considers appropriate.

2. Relationship with the External Auditors. The Committee has responsibility for the relationship with the external auditors relating to audit, review and attest services. The Committee shall:

(a) subject to applicable law and the rights of shareholders and the Board, be directly responsible, for the appointment, compensation, and retention of the external auditors and oversight of their work relating to their audit (including resolution of disagreements between management and the external auditors regarding financial reporting), their preparation or issuance of an audit report, or their performance of other audit, review or attest services for the Fund or the Partnership;

(b) be responsible for requiring the external auditors to report directly to the Committee;

(c) review and approve the audit plans of the external auditors of Keyera and the Fund;

(d) meet separately with the external auditors to discuss matters of mutual interest, and to consider any matter that the external auditors recommend that the Committee bring to the attention of the full Board;

(e) pre-approve significant non-audit engagements, including audit-related activities and other services, of the external auditors and review the fees paid and other terms for these engagements;

(f) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Fund and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Fund and the Partnership, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

(g) periodically consider whether external auditors should be precluded from providing non-audit services to the Fund and its affiliates; and

(h) determine whether restrictions should be placed on the recruitment by the Fund and its affiliates of employees and management from the external auditors.

3. Internal Audit and Controls. The Committee has an oversight responsibility for the design, maintenance and assessment of internal controls and the internal audit function by the Corporation's management. The Committee shall:

(a) oversee the internal audit function;

(b) review and consider, as appropriate, any significant reports and recommendations issued by the Fund, the Partnership or any external party relating to internal audit issues, together with management's response thereto;

(c) receive a report each quarter on management overrides of internal controls and review with management and the external auditors any issues arising from overrides;

(d) review with management, and the external auditors, the effectiveness of the disclosure controls and internal controls of the Fund and its affiliates, and review whether those controls are in compliance with legal and regulatory requirements and with the policies of the Fund and its affiliates;

(e) establish procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal controls or auditing matters, including the confidential, anonymous submission by employees of the Fund and its affiliates of concerns regarding illegal activity or questionable accounting or auditing matters;

(f) review with management the distribution policy, financial structure and financing strategy for the Fund and its affiliates;

(g) review with management, prior to consideration by the Board, the proposed appointment, re-assignment or removal of the Chief Financial Officer of the Corporation;

(h) review the adequacy of internal controls and procedures related to the expense accounts of officers of the Corporation at the level of Vice President and above, including officers' use of corporate assets, and consider the results of any reviews by the external auditors; and

(i) review the financial aspects of any transactions of the Fund or its affiliates that involve related parties (other than wholly-owned subsidiaries).

4. Risk Management. The Committee has a responsibility for monitoring and reviewing financial risk assessment and management programs. The Committee shall:

(a) review with management and the external auditors their assessment of significant financial risks and exposures;

(b) review and assess the steps that management has taken to mitigate such risks; and

(c) review management's program to obtain appropriate insurance to mitigate risks.

C. Committee and Procedures

1. Composition of Committee. The Committee shall consist of not less than three and not more than six Directors, at least one-half of whom are resident Canadians (as defined in the Business Corporations Act (Alberta)), all of whom are independent of the Corporation, the Fund, and the Partnership, including any affiliates thereof, within the meaning of applicable laws, rules, policies, guidelines and requirements, as affirmatively determined by the Board. No Director who is an officer or employee (other than a non-executive chairman of the Board or similar officer) of the Corporation or of any affiliate of the Fund shall serve on the Committee. In addition, all members of the Committee shall be financially literate as determined by the Board from time to time. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be made by the full Board.

2. Appointment of Committee Members. Members of the Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Committee is less than three Directors.

3. Committee Chair. The Board shall appoint a Chair for the Committee.

4. Absence of Committee Chair. If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

5. Secretary of Committee. The Committee shall appoint a Secretary who need not be a Director of the Corporation.

6. Meetings. The Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time. The Committee shall ensure that it meets the external auditors on a regular basis in the absence of management.

7. Quorum. A majority of the members of the Committee shall constitute a quorum.

8. Notice of Meetings. Notice of the time and place of every meeting shall be given in writing (including by way of written facsimile communication) to each member of the Committee at least 24 hours prior to the time fixed for such meeting, provided however, that a member may in any manner waive a notice of a meeting; and attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9. Attendance at Meetings. At the invitation of the Chair of the Committee, one or more officers of the Corporation may attend any meeting of the Committee. Any independent director may attend any meeting of the Committee.

10. Procedure, Records and Reporting. Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next quarterly meeting of the Board). The minutes of its meetings shall be distributed to all directors. All independent Directors shall be provided with access to any materials distributed to members of the Committee.

11. Assessment. The Audit Committee should assess from time to time its own performance, considering responsiveness to the Terms of Reference of the Audit Committee and the effectiveness of relationships and communications with management, the internal auditors, the external auditors and the Board of Directors.

12. Delegation. The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

13. Independent Advisors. The Committee has the authority to retain independent legal, compensation or other advisors to advise the Committee or a member of the Committee independently on any matter. The Committee (subject to the Board's oversight) has the authority to retain and terminate such advisors, including the authority to approve fees and other terms of the retainer.

14. Review of Terms of Reference. The Committee shall review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board.

KEYERA

February 28, 2008

Notice to Reader:

Please be advised that on February 26, 2008, Keyera Facilities Income Fund inadvertently filed an incorrect version of its 2007 Audited Annual Financial Statements on SEDAR. The correct version of the 2007 Audited Annual Financial Statements is attached to this notice. The information contained in the correct version does not differ materially from the information contained in the incorrect version.

Interested persons may obtain a description of the changes by calling the Director, Investor Relations of Keyera Energy Management Ltd. toll free at 1-888-699-4853 or by sending an email to ir@keyera.com.

Sincerely,

(signed) "David G. Smith"

David G. Smith
Executive Vice President and Chief Financial Officer
Keyera Energy Management Ltd.,
the administrator of Keyera Facilities Income Fund

Deloitte.

Auditors' Report

To the Unitholders of
Keyera Facilities Income Fund

We have audited the consolidated statements of financial position of **Keyera Facilities Income Fund** as at December 31, 2007 and 2006 and the consolidated statements of net earnings, comprehensive income, accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of Keyera Energy Management Ltd. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Keyera Facilities Income Fund as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Calgary, Alberta
February 22, 2008

Keyera Facilities Income Fund
Consolidated Statements of Financial Position
As at December 31
(Thousands of Canadian dollars)

As at:	**2007** **$**	2006 $
ASSETS		
Current assets		
Cash	**15,657**	—
Accounts receivable	**243,889**	160,112
Inventory	**76,594**	53,939
Asset held for sale *(note 7)*	**—**	4,200
Other current assets	**2,299**	4,327
	338,439	222,578
Property, plant and equipment *(note 3)*	**914,087**	924,947
Intangible assets *(note 4)*	**6,394**	10,553
Goodwill *(note 4)*	**71,234**	64,934
Future income tax assets *(note 9)*	**845**	—
.	**1,330,999**	1,223,012
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	**—**	96
Accounts payable and accrued liabilities	**235,124**	148,318
Distributions payable *(note 12)*	**7,658**	7,251
Credit facilities *(note 5)*	**—**	107,984
Current portion of long-term debt *(note 5)*	**20,000**	—
	262,782	263,649
Long-term debt *(note 5)*	**313,243**	215,000
Convertible debentures *(note 6)*	**21,476**	23,542
Asset retirement obligation *(note 8)*	**37,807**	34,533
Future income tax liabilities *(note 9)*	**145,214**	65,424
	780,522	602,148
Non-controlling interest *(note 18)*	**—**	2,744
Unitholders' equity		
Unitholders' capital *(note 10)*	**681,925**	677,025
Deficit	**(131,448)**	(58,905)
	550,477	618,120
	1,330,999	1,223,012

See accompanying notes to the consolidated financial statements
Commitments and contingencies (*note 15)*
Subsequent event *(note 19)*

Approved on behalf of the Fund by its administrator, Keyera Energy Management Ltd.:

(Signed) Wesley R. Twiss
Director

(Signed) James V. Bertram
Director

Keyera Facilities Income Fund
Consolidated Statements of Net Earnings, Comprehensive Income and Deficit For the Year Ended December 31
(Thousands of Canadian dollars, except unit information)

	2007	2006
	$	$
Operating revenues		
Marketing	**1,250,541**	1,161,899
Gathering and Processing	**187,490**	166,736
NGL Infrastructure	**41,110**	39,888
	1,479,141	1,368,523
Operating expenses		
Marketing	**1,172,010**	1,102,045
Gathering and Processing	**103,792**	96,558
NGL Infrastructure	**24,253**	23,956
	1,300,055	1,222,559
	179,086	145,964
General and administrative	**21,882**	18,892
Interest expense on long-term indebtedness	**16,077**	13,838
Other interest expense	**4,099**	4,318
Depreciation and amortization	**42,040**	39,843
Accretion expense *(note 8)*	**2,482**	2,257
Impairment expense	**728**	373
	87,308	79,521
Earnings before income tax and non-controlling interest	**91,778**	66,443
Income tax expense (recovery) *(note 9)*	**76,993**	(2,660)
Earnings before non-controlling interest	**14,785**	69,103
Non-controlling interest	**306**	1,025
Net earnings	**14,479**	68,078
Other comprehensive income	**—**	—
Comprehensive income *(note 2)*	**14,479**	68,078
Deficit, beginning of year	**(58,905)**	(40,378)
Change in accounting policies *(note 2)*	3,184	—
Distributions to unitholders *(note 12)*	(90,206)	(86,605)
Deficit, end of year	**(131,448)**	(58,905)
Weighted average number of units (thousands) *(note 11)*		
- basic	**61,098**	60,604
- diluted	**61,098**	62,794
Net earnings per unit *(note 11)*		
- basic	**0.24**	1.12
- diluted	**0.24**	1.10

See accompanying notes to the consolidated financial statements

Keyera Facilities Income Fund
Consolidated Statements of Cash Flows
For the Years Ended December 31
(Thousands of Canadian dollars)

Net inflow (outflow) of cash:	**2007 $**	2006 $
Operating activities		
Net earnings	**14,479**	68,078
Items not affecting cash:		
Depreciation and amortization	**42,040**	39,843
Accretion expense	**2,482**	2,257
Impairment expense	**728**	373
Unrealized loss (gain) on financial instruments	**12,563**	(263)
Loss on sale of assets	**245**	—
Future income tax expense (recovery) *(note 9)*	**72,645**	(7,042)
Non-controlling interest	**306**	1,025
Asset retirement obligation expenditures *(note 8)*	**(213)**	(160)
Changes in non-cash operating working capital *(note 16)*	**(25,450)**	6,545
	119,825	110,656
Investing activities		
Capital expenditures	**(25,313)**	(73,868)
Acquisition of non-controlling interest *(note 18)*	**(6,716)**	—
Proceeds on sale of assets	**4,704**	—
Additions to intangibles	**—**	(1,115)
Changes in non-cash working capital *(note 16)*	**(1,114)**	(651)
	(28,439)	(75,634)
Financing activities		
(Repayment) issuance of debt under credit facilities *(note 5)*	**(107,984)**	41,984
Issuance of long-term debt, net of financing costs *(note 5)*	**118,895**	—
Issuance of trust units *(note 10)*	**3,255**	4,252
Distributions paid to unitholders *(note 12)*	**(89,799)**	(86,509)
Distributions or dividends paid to others	**—**	(479)
	(75,633)	(40,752)
Net cash inflow (outflow)	**15,753**	(5,730)
(Bank indebtedness) cash, beginning of year	**(96)**	5,634
Cash (bank indebtedness), end of year	**15,657**	(96)

See accompanying notes to the consolidated financial statements
See note 16 for cash interest and taxes paid

Keyera Facilities Income Fund
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2007 and 2006
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund indirectly owns a 100% interest in Keyera Energy Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), and Rimbey Pipeline Limited Partnership ("RPLP").

The Fund is administered by and the Partnership is managed by Keyera Energy Management Ltd. ("KEML" or the "Managing Partner"). The Managing Partner has a 33.83% interest in the Partnership.

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received indirectly from the Partnership and, in the event of the termination of the Fund, participating pro rata in the net assets remaining after satisfaction of all liabilities.

2. Summary of significant accounting policies

Principles of consolidation
These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Fund and all controlled entities. All material intercompany accounts and transactions have been eliminated upon consolidation.

Measurement uncertainty
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These include the recoverability of assets and the amounts recorded for depreciation, amortization, accretion and asset retirement obligations, which depend on estimates of oil and gas reserves or the economic lives and future cash flows from related assets. The recognized amounts of such items are based on management's best information and judgment.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect at the transaction date. Exchange gains and losses are recorded in earnings in the period they are incurred.

Revenue recognition
Marketing revenue
Revenue from marketing NGLs and natural gas and from crude oil midstream activities is recognized based on volumes delivered to customers at contracted delivery points and rates and when collection is reasonably assured.

Gathering and Processing revenue
Gathering and Processing revenue is generated through fixed fee arrangements or flow-through arrangements that are designed to recover operating costs and provide a return on capital. Amounts collected in excess of the recoverable amounts under flow-through arrangements are recorded as a

current liability. Recoverable amounts in excess of the amounts collected under flow-through arrangements are recorded as a current receivable. Revenue is recognized when services have been performed and collection is reasonably assured. Revenue from take or pay arrangements is recognized as service is provided or upon expiry of the commitment, whichever occurs later.

NGL Infrastructure revenue
Revenue from transportation, processing and storage of NGLs is recognized through fee-for-service arrangements. The fee is comprised of a fixed charge per unit transported or processed. Revenue is recognized when services have been performed and collection is reasonably assured.

Joint ventures
Substantially all gathering and processing and NGL infrastructure activities are conducted jointly with others, and accordingly these financial statements reflect only the Fund's indirect proportionate interest in such activities.

Cash and cash equivalents
Cash may include cash equivalents such as short-term investments with maturities of three months or less when purchased.

Inventory
Inventory is comprised primarily of NGL product for sale through the marketing operations. Inventory is valued at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis, calculated monthly.

Property, plant and equipment
Property, plant and equipment consist primarily of natural gas processing and gathering systems, NGL infrastructure facilities and marketing storage facilities, which were recorded at cost. Depreciation of these facilities is provided for on a straight-line basis over the estimated useful life of each facility. The depreciation periods range from five to thirty-two years for Gathering and Processing, twelve to thirty-one years for NGL Infrastructure, two to twenty-four years for Marketing and six to twenty-two years for corporate assets.

Impairment on property, plant and equipment is measured in a two-step process. Step one calculates the net recoverable amount, determined by the undiscounted future cash flows of the asset or asset group. Step two determines the impairment amount, equal to the difference between the carrying amount and fair value. Fair value is determined by discounting future estimated cash flows.

Intangible assets
Goodwill
Goodwill resulted from business combinations and represents the portion of the purchase price that was in excess of the fair value of net identifiable assets acquired. Goodwill is recorded at cost and is not subject to amortization. It is tested at least annually for impairment. The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. Measurement of the fair value of a reporting unit is based on one or more fair value measures, including present value calculations of estimated future cash flows and estimated amounts at which the unit as a whole could be bought or sold in a current transaction between willing parties. The Fund also considers its market capitalization as of the date of the impairment test. If the carrying amount of the reporting unit exceeds its fair value, step two requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of the reporting unit exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings.

Other intangible assets
Other intangible assets consist of the marketing business contributed by the partners upon formation of the Partnership and marketing business contracts acquired on business combinations and asset

purchases. These assets were recorded at fair market value upon initial recognition and are being amortized over their estimated economic life. The unamortized balance of these intangible assets is assessed periodically for impairment based on management's best estimates of future net revenues from the Marketing business.

Asset retirement obligation
The asset retirement cost, deemed to be the fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and amortization. Amortization of asset retirement costs is included in depreciation and amortization in the consolidated statement of net earnings. The amount of the liability is revised periodically in accordance with changes in the assumptions and estimates underlying the calculations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion expense in the consolidated statement of net earnings, over the estimated time period until settlement of the obligation. Actual expenditures incurred are charged against the asset retirement obligation.

Income taxes
Under the Canadian Income Tax Act, the Fund is considered to be a "mutual fund trust" and, until December 31, 2010, is taxable only to the extent that its income is not distributed or distributable to its unitholders. The Fund is contractually committed to distribute to its unitholders all or virtually all of its taxable income and taxable capital gains that would otherwise be taxable in its hands.

All subsidiaries of the Fund follow the liability method of accounting for income taxes. Under this method, these subsidiaries record the future income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect a change in the income tax rates and the adjustment is recognized in earnings in the period in which the change occurs.

Unit-based compensation
The Fund has a Long Term Incentive Plan ("LTIP"), which is disclosed in note 13. The LTIP is a stock appreciation right as defined by the Canadian Institute of Chartered Accountants. The amount recognized in compensation expense is determined by multiplying the number of units deemed to have been earned by the current market price of the units. Fluctuations in the price of the trust units will change the accrued compensation expense and are recognized when they occur.

Net earnings per unit
Basic net earnings per unit are calculated by dividing net earnings, by the weighted average number of units outstanding during the period. For the calculation of the weighted average number, trust units are determined to be outstanding from the date they are issued. Diluted net earnings per unit are calculated by adding the weighted average number of units outstanding during the period to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "if-converted" method.

Distributions to unitholders
The monthly amount of the distributions to unitholders of the Fund is defined in the Fund Declaration of Trust. The computation of the distributions to unitholders is comprised of cash amounts received or receivable as distributions or interest income.

Certain of the comparative figures in prior periods have been reclassified to conform to the presentation in the current period.

CHANGES IN ACCOUNTING POLICIES

Financial instruments
On January 1, 2007, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1506, Accounting Changes;
- Section 1530, Comprehensive Income;

- Section 3251, Equity;
- Section 3855, Financial Instruments – Recognition and Measurement;
- Section 3861, Financial Instruments – Disclosure and Presentation; and
- Section 3865, Hedges

The Fund has adopted these standards in accordance with their transition provisions and comparative consolidated financial statements have not been restated. The Fund has selected January 1, 2004 as the date for identification of embedded derivatives. Transition amounts have been recorded in opening deficit.

All financial instruments must initially be recognized at fair value on the balance sheet. Subsequent measurement of the financial instruments is based on their classification. The Fund has classified each financial instrument into one of the following categories:

- Financial assets and financial liabilities held for trading
- Loans or receivables
- Financial assets held to maturity
- Financial assets available for sale
- Other financial liabilities

The classification depends on the characteristics and the purpose for which the financial instruments were acquired. Except in very limited circumstances, the classification of financial instruments is not changed subsequent to initial recognition.

Held for trading
Financial assets and financial liabilities classified as held for trading are measured at fair value and changes in those fair values are recognized in net earnings. Derivative instruments and cash have been classified as held for trading. Gains and losses related to derivative contracts are recognized in revenue in the period in which they arise. The estimated fair value of assets and liabilities held for trading is determined by reference to quoted market prices and, if not available, to estimates from third-party brokers or dealers. Transaction costs related to financial assets and financial liabilities classified as held for trading are charged to earnings as incurred.

Available for sale
Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income. Currently, the Fund does not have any financial assets classified as available for sale. Transaction costs related to financial assets classified as available for sale would be charged to earnings as they occur.

Held to maturity
Financial assets held to maturity are measured at amortized cost using the effective interest rate method of amortization. Currently, the Fund does not have any financial assets classified as held to maturity. Transaction costs related to financial assets held to maturity would be charged to earnings as they occur.

Loans or receivables
Loans or receivables are measured at amortized cost using the effective interest rate method of amortization. Trade accounts receivables have been classified in this category. The related transaction costs would be charged to earnings as they arise.

Other financial liabilities
Other financial liabilities include accounts payable, accrued liabilities, distributions payable, short-term debt, convertible debentures and long-term debt. With the exception of derivative instruments, the Fund has classified all financial liabilities as other financial liabilities. Transaction costs relating to short-term liabilities are charged to earnings as they occur. For long-term liabilities, the transaction costs that are directly attributable to the issuance of a financial liability are included with the fair value initially

recognized for that financial instrument. These costs are amortized to earnings using the effective interest rate method.

As of January 1, 2007, unamortized deferred financing fees of $985 relating to the Fund's long-term debt and $502 relating to convertible debentures have been reclassified for presentation purposes from intangible assets to long-term debt and convertible debentures. These fees are now amortized to earnings using the effective interest rate method.

The Fund assesses at each balance sheet date whether a financial asset carried at cost is impaired. If there is objective evidence that an impairment loss exists, the amount of the loss is measured as the difference between the carrying amount of the asset and its fair value. The carrying amount of the asset is reduced and the amount of the loss is recognized in earnings.

Derivatives and embedded derivatives
Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities or other financial measures. The Fund uses financial instruments such as commodity price swaps, electricity price swaps, foreign exchange forward contracts, and interest rate swaps to manage its risks.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

Derivatives may include those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. With the adoption of the new accounting standards on financial instruments, such embedded derivatives are now to be accounted for separately from the host contract.

Derivative instruments, including embedded derivatives, are classified as held for trading and are recorded on the consolidated statements of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

Hedge accounting
Effective January 1, 2007 the Fund has opted to discontinue the use of hedge accounting. All derivative instruments that previously qualified for hedge accounting have been recognized at fair value and unrealized gains and losses have been recorded in earnings.

Adopting these standards on January 1, 2007 resulted in the recognition of an asset held for trading in the amount of $3,314, a liability held for trading in the amount of $130 and a $3,184 reduction to the opening deficit. Assets held for trading are included in accounts receivable and liabilities held for trading are included in accounts payable and accrued liabilities. The effect on basic and diluted net earnings per unit was $0.05.

Comprehensive income
Comprehensive income consists of net earnings and other comprehensive income ("OCI"). OCI comprises the changes in the fair value of the effective portion of derivatives used as hedging items in a cash flow hedge, changes in the fair value of any available for sale financial instruments and foreign currency translation adjustments of self-sustaining foreign operations. Accumulated other comprehensive income ("AOCI") is a new equity category comprised of the cumulative amounts of OCI.

No amounts have been recorded in OCI or AOCI as a result of adopting this accounting standard.

Future Accounting and Reporting Changes

Convergence of Canadian GAAP with International Financial Reporting Standards
In 2006, Canada's Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011. This initiative is in its early stages as of the date on these annual Consolidated Financial Statements. Accordingly, it would be premature to assess the impact of the initiative on the Fund at this time.

Financial Instruments – Disclosures and Presentation
The AcSB has issued CICA Handbook Sections 3862 and 3863, Financial Instruments – Disclosures, and Financial Instruments – Presentation. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entitity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These standards will be effective for the Fund for periods ending after January 1, 2008.

Capital Disclosures
The AcSB has issued CICA Handbook Section 1535, Capital Disclosures, which requires entities to disclose their objectives, policies and processes for managing capital and whether they are in compliance with any externally imposed capital requirements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Inventories
The AcSB has issued CICA Handbook Section 3031, Inventories, which essentially modifies guidance relating to the scope, measurement and allocation of costs for inventory. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2008.

Goodwill and Intangible Assets
In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Fund is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements. This standard will be effective for the Fund for periods ending after January 1, 2009.

3. Property, plant and equipment

As at December 31, 2007	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	841,671	(166,455)	675,216
NGL Infrastructure	276,807	(53,087)	223,720
Marketing	12,761	(771)	11,990
Corporate	9,311	(6,150)	3,161
Total	**1,140,550**	**(226,463)**	**914,087**

As at December 31, 2006	Cost $	Accumulated Depreciation $	Net Book Value $
Gathering and Processing	826,591	(141,875)	684,716
NGL Infrastructure	264,658	(39,843)	224,815
Marketing	12,179	(254)	11,925
Corporate	8,616	(5,125)	3,491
Total	**1,112,044**	**(187,097)**	**924,947**

Costs associated with assets under development, excluded from costs subject to depreciation, totaled $7,461 as at December 31, 2007 (2006 - $1,757).

During the year, a non-core gas plant was written down to its net realizable value, recognizing a $728 impairment expense.

4. Intangible assets and goodwill

As at December 31, 2007	**Cost $**	**Accumulated Amortization $**	**Net Book Value $**
Gathering and Processing (a)	39,219	—	39,219
NGL Infrastructure (a)	32,015	—	32,015
Marketing (b)	19,290	(12,896)	6,394
Total	**90,524**	**(12,896)**	**77,628**

As at December 31, 2006	Cost $	Accumulated Amortization $	Net Book Value $
Gathering and Processing (a)	39,219	—	39,219
NGL Infrastructure (a)	25,715	—	25,715
Marketing (b)	19,290	(10,223)	9,067
Corporate (c)	3,333	(1,847)	1,486
Total	**87,557**	**(12,070)**	**75,487**

(a) Intangible assets for the Gathering and Processing and NGL Infrastructure segments consist of goodwill.

(b) Intangible assets for the Marketing segment consist of the marketing business contributed by the Partners when the Partnership was first formed, the marketing business of EnerPro acquired in 2004 and the marketing contracts acquired with the U.S. propane terminals in 2006. These assets are being amortized over the remaining economic life of one to six years. Amortization expense for the year ended December 31, 2007 was $2,673 (2006 - $1,930).

(c) For 2006, intangible assets for the corporate segment related to deferred financing fees. Upon adoption of the new accounting standards on financial instruments (note 2), deferred financing fees were reclassified to their related debt balances and amortized using the effective interest rate method over the remaining terms of the related debt. Long-term debt deferred financing fees are discussed further in note 5. Convertible debenture deferred financing fees are discussed further in note 6.

5. Credit facilities and long-term debt

As at	2007 $	2006 $
Bank credit facilities (a)	—	100,984
Revolving demand loan (a)	—	7,000
Total credit facilities	—	107,984
Current portion of long-term debt (b)	**20,000**	—
Long-term debt (b)	**315,000**	215,000
Deferred financing costs[1]	**(1,757)**	—
Total long-term debt	**333,243**	215,000

[1] Deferred financing costs have been reclassified to long-term debt upon adoption of the new accounting standards (see note 2). Previously, these costs were included in intangible assets.

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2010, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $10,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. The weighted average interest rates for the year ended December 31, 2007 was 5.74% (2006 - 5.43%). As at December 31, 2007, the balance outstanding on the bank credit facilities was $nil (2006 - $107,984).

On July 12, 2007, the $7,000 unsecured revolving demand loan facility related to a subsidiary of the Partnership was terminated.

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the year ended December 31, 2007 were 5.63%, 5.95% and 6.29% for the notes due in 2008, 2010 and 2013 respectively (5.42%, 5.79% and 6.16% for the year ended December 31, 2006).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the year ended December 31, 2007 was 5.37% (2006 - 5.23%).

On September 4, 2007, $80,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership and the Fund in two tranches: $40,000 due in 2017 bearing interest at 5.89% and $40,000 due in 2022 bearing interest at 6.14%. On December 2, 2007, a further $40,000 of unsecured senior notes were issued by KEFL in two tranches: $20,000 due in 2017 bearing interest at 5.89% and $20,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $1,104 have been deferred and are amortized using the effective interest rate method over the terms of the related debt. The effective interest rates for the period were 5.94% and 6.18% for the notes due in 2017 and 2022 respectively.

6. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $1,613 has been accrued for the

twelve months ended December 31, 2007 (2006 - $1,776). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At December 31, 2007, $78,178 debentures had been converted to trust units (2006 - $76,458).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions, are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at December 31, 2007, $2,857 has been reclassified to unitholders' equity (2006 - $2,782). As at December 31, 2007, $346 of deferred financing costs remain. The effective interest rate for the year ended December 31, 2007 was 7.36% (2006 - 6.75%).

7. Asset held for sale

Asset held for sale consisted of an interest in an electrical generator. In 2006, the equipment was written down to its estimated net realizable value recognizing a $373 charge to impairment expense. On January 23, 2007, the Fund sold its interest in the electrical generator for proceeds of $4,200.

8. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

For the year ended December 31	**2007** **$**	2006 $
Asset retirement obligation, beginning of year	**34,533**	27,776
Liabilities acquired	**644**	151
Liabilities settled	**(213)**	(160)
Revisions in estimated cash flows	**361**	4,509
Accretion expense	**2,482**	2,257
Asset retirement obligation, end of year	**37,807**	34,533

The total undiscounted amount of cash flows required to settle the asset retirement obligations is $183,042 which has been discounted using a credit-adjusted risk-free rate of 7% (2006 - $183,159). The majority of these obligations are expected to be settled between 2018 and 2038. No assets have been legally restricted for settlement of the liability.

9. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. This legislation proposes to tax publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006. As a result of the new tax legislation, the Fund recorded an additional $80.2 million future income tax expense and increased its future income tax liability in the second quarter of 2007. This adjustment represents taxable temporary differences of the Partnership that were previously not recorded for future income tax purposes. These temporary differences were originally recorded at a tax-effected rate of 31.5%.

During the fourth quarter of 2007, the federal government substantively enacted a 3.5% reduction to its federal corporate income tax rates. Accordingly, the Fund has recorded the temporary differences applicable to the Fund at a rate of 28% resulting in a $5.6 million reduction to the original future income tax expense of $80.2 million recorded in the second quarter of 2007.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

	2007 $	2006 $
Earnings before tax and non-controlling interest	**91,778**	66,443
Income from the Fund distributable to unitholders	**(8,652)**	(36,061)
Income before taxes – operating subsidiaries	**83,126**	30,382
Income tax at statutory rate of 32.12% (2006 – 34.49%)	**26,700**	10,479
Impact of recording temporary differences of the Partnership	**71,305**	—
Non deductible items excluded from income for tax purposes	**4,104**	(142)
Rate adjustments and changes in estimates	**(21,281)**	(10,356)
Benefit of long-term incentive plan previously not recorded	**—**	(2,202)
Benefit of non-capital losses previously not recorded	**(786)**	(46)
Resource allowance	**—**	3
Adjustments to tax pool balances	**(3,239)**	(198)
Other	**190**	(198)
	76,993	(2,660)
Classified as:		
Current	**4,348**	4,382
Future	**72,645**	(7,042)
Income tax expense (recovery)	**76,993**	(2,660)

For income tax purposes, the Fund and its subsidiaries have non-capital losses carried forward of approximately $2,981 at December 31, 2007 ($11,987 at December 31, 2006) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at December 31, 2007.

During the second quarter of 2007, the Fund recorded a $5,780 future income tax liability with a corresponding increase to goodwill. This adjustment relates to a prior period acquisition that did not reflect a future income tax impact for a temporary difference. A further $520 future tax liability and increase to goodwill was recorded relating to the acquisition of the minority interest in RPLP (see note 18).

The future income tax (liabilities) assets relate to losses and to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

	2007 $	2006 $
Property, plant and equipment	**(152,747)**	(71,611)
Asset retirement obligation	**9,992**	4,308
Long-term incentive plan	**1,954**	1,513
Non-capital losses	**(38)**	3,475
Intangible assets	**(941)**	(616)
Other	**(3,434)**	(2,493)
Future income tax liabilities	**(145,214)**	(65,424)
Property, plant and equipment	**(444)**	—
Asset retirement obligation	**78**	—
Non-capital losses	**832**	—
Intangible assets	**379**	—
Future income tax assets	**845**	—

10. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include Commercial Trust Series 1 notes.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2006	**60,125,193**	**665,914**
Units issued on conversion of convertible debentures	597,563	6,859
Units issued pursuant to DRIP	207,997	4,252
Balance, December 31, 2006	**60,930,753**	**677,025**
Units issued on conversion of convertible debentures	143,321	1,645
Units issued pursuant to DRIP	190,298	3,255
Balance, December 31, 2007	**61,264,372**	**681,925**

11. Net earnings per unit

Basic per unit calculations for the years ended December 31, 2007 and 2006 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the years ended December 31, 2007 and 2006 and contributed to the increase in diluted weighted average number of units for these periods.

	2007 **$**	2006 $
Net earnings - basic	**14,479**	68,078
Effect of convertible debentures (net of tax)[1]	**—**	1,161
Net earnings - diluted	**14,479**	69,239

[1] The effect of convertible debentures has been excluded for 2007 as it is anti-dilutive.

(thousands)	2007	2006
Weighted average number of units - basic	**61,098**	60,604
Additional units if debentures converted[1]	—	2,190
Weighted average number of units - diluted	**61,098**	62,794

[1] The effect of convertible debentures has been excluded for 2007 as it is anti-dilutive.

12. Accumulated distributions to unitholders

	$
Balance, January 1, 2006	**131,383**
Unitholders' distributions declared and paid	79,354
Unitholders' distributions declared	7,251
Balance, December 31, 2006	**217,988**
Unitholders' distributions declared and paid	82,548
Unitholders' distributions declared	7,658
Balance, December 31, 2007	**308,194**

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders of record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period is determined at the discretion of the Board of Directors of the Fund. In determining its distribution policy, the Board of Directors of the Fund considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

13. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the directors of KEML to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $5,519 for the year ended December 31, 2007 (2006 - $2,319).

During the year ended December 31, 2007, 237,294 units were purchased on the market at a cost of $4,429 and 191,327 units were settled in cash for $3,472.

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period and is calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2005 Grant	**July 1, 2006 Grant**	**July 1, 2007 Grant**	**Payout Multiplier**
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 – 1.39	1.42 – 1.51	1.44 – 1.51	50%– 99%
Second range	1.40 – 1.55	1.52 – 1.71	1.52 – 1.67	100% – 199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of December 31, 2007, 485,105 Performance Unit Awards (2006 - 529,867) were outstanding: 164,580 effective July 1, 2005, 144,050 effective July 1, 2006 and 176,475 effective July 1, 2007. The compensation cost recorded for these units for the year ended December 31, 2007 was $4,485 using the applicable closing market price of a unit of the Fund (2006 - $1,367).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005, July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of December 31, 2007, 92,275 Restricted Unit Awards (2006 - 98,735) were outstanding: 14,167 effective July 1, 2005, 26,333 effective July 1, 2006 and 51,775 effective July 1, 2007. The compensation cost recorded for these units for the year ended December 31, 2007 was $1,034 using the applicable closing market price of a unit of the Fund (2006 - $952).

14. Financial Instruments

Financial instruments include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative financial instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price contracts).

Derivatives held for trading

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the time contracted volumes are purchased and sold and currency exchange risk for those sales denominated in U.S. dollars. These risks are actively managed by using forward currency contracts and swaps, energy related forwards, swaps and options and by balancing physical and financial contracts in terms of volumes, timing of performance and delivery obligations. Management monitors the exposure to the above risks and regularly reviews its financial instrument activities and all outstanding positions.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used.

Natural gas, NGL and crude oil contracts that require physical delivery at fixed prices and do not meet the Fund's expected purchase, sale or usage requirements are accounted for as derivative financial instruments.

On occasions, the Fund will enter into NGL purchase and sale contracts that are settled in a currency other than the currency that are routinely denominated for such commercial transactions. In these instances, the Fund accounts for these non-financial contracts as embedded derivatives.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at December 31, 2007, $3,112 of assets held for trading were included in accounts receivable and $12,566 of liabilities held for trading were included in accounts payable and accrued liabilities. Unrealized (losses) gains, representing the change in fair value of derivative contracts are recorded in Marketing operating revenue and NGL Infrastructure operating expense.

The unrealized (loss) gain relating to derivative contracts were as follows:

Unrealized (loss) gain	2007 $	2006 $
Marketing	(12,007)	263
NGL Infrastructure	(556)	—

The fair value of the derivatives are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at December 31, 2007	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	(98)	(98)	6.90/GJ	198,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	444	444	55/MWh	21,960 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(11,984)	(11,984)	77.97/Bbl	717,345 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	2,489	2,489	78.43/Bbl	153,999 Bbls
Currency:				
Seller of forward contracts (maturing by January 25, 2008)	111	111	1.0199/USD	US$ 6,500
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(417)	(417)	53.67/Bbl	54,584 Bbls
As at December 31, 2006				
Natural gas:				
Buyer of fixed price swaps (maturing by March 31, 2007)	—	(130)	7.78/GJ	90,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	—	1,031	55/MWh	43,860 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 30, 2007)	211	211	72.25/Bbl	450,000 Bbls
Currency:				
Seller of forward contracts (maturing by January 26, 2007)	(287)	(287)	1.1477/USD	US$16,350
Physical contracts:				
Seller of fixed price forward contracts	—	—	—	—

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Fair value

The carrying values of accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. At December 31, 2007, the accounts receivable from the two largest customers amounted to less than 1% of accounts receivable (2006 – less than 1%). Revenue from the two largest customers amounted to 15% of operating revenue for the year ended December 31, 2007 (2006 – 11%). With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly minimize overall counter party credit risk.

Foreign currency rate risk

The Gathering and Processing and NGL Infrastructure segments, where all sales and virtually all purchases are denominated in Canadian dollars, are not subject to foreign currency rate risk. In the Marketing business, approximately US$240,149 of sales were priced in U.S. dollars for the year ended December 31, 2007 (2006 – US$313,191).

The Fund realized and recorded $930 of foreign currency loss in Marketing operating expenses for the twelve months ended December 31, 2007 (2006 - $742). A further $1,488 of unrealized foreign currency gains were recorded in Marketing operating expenses for the year ended December 31, 2007 (2006 - $784).

Currency exchange risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to currency exchange risk and regularly reviews its financial instrument activities and all outstanding positions.

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At December 31, 2007, fixed rate borrowings comprised 100% of total debt outstanding (2006 – 67%). The fair value of the senior fixed rate debt at December 31, 2007 was $337,589 (2006 - $224,457) based on third party estimates. The fair value of the Fund's unsecured convertible debentures at December 31, 2007 was $32,078 (2006 - $31,782) as determined by reference to quoted market price for the Fund's debentures.

15. Commitments and contingencies

The Fund, through its operating entities has assumed various contractual obligations and agreements in the normal course of its operations. The agreements range from one to eleven years and relate to the processing of a major oil and gas producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal space and natural gas transportation. At December 31, 2007, the obligations that represent known future cash payments that are required under existing contractual arrangements are as follows:

Contractual obligations	Total $	2008 $	2009 $	2010 $	2011 $	2012 $	After 2012 $
	Payments Due by Period						
Long-term debt[1]	335,000	20,000	90,000	52,500	—	—	172,500
Operating leases[2]	33,845	8,749	7,926	6,359	4,964	3,915	1,932
Purchase obligations[3]	—	—	—	—	—	—	—
Total contractual obligations	368,845	28,749	97,926	58,859	4,964	3,915	174,432

1 Long-term debt obligations do not include interest payments.

2 Keyera has lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation.

3 Keyera is involved in various contractual agreements with ConocoPhillips and other producers to purchase NGLs. These agreements range from one to eleven years and in general obligate Keyera to purchase all product produced at specified locations on a best efforts basis. The purchase prices are based on then current market prices. The future volumes and prices for these contracts cannot be reasonably determined.

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

16. Supplemental cash flow information:

Changes in non-cash working capital

	As at December 31, 2007 $	2006 $
Cash provided by (used in):		
Accounts receivable	**(92,743)**	31,410
Inventory	**(22,655)**	(2,232)
Other current assets	**2,028**	(285)
Accounts payable and accrued liabilities	**86,806**	(22,999)
Changes in non-cash working capital	**(26,564)**	5,894
Relating to:		
Operating activities	**(25,450)**	6,545
Investing activities	**(1,114)**	(651)
Other cash flow information:		
Interest paid	**17,381**	18,486
Taxes paid	**1,839**	4,601

17. Segmented Information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, natural gas, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Year ended December 31, 2007	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	1,250,541	191,164	71,079	—	1,512,784
Inter-segment revenue	—	(3,674)	(29,969)	—	(33,643)
External revenue	1,250,541	187,490	41,110	—	1,479,141
Operating expenses	(1,205,653)	(103,792)	(24,253)	—	(1,333,698)
Inter-segment expenses	33,643	—	—	—	33,643
External operating expenses	(1,172,010)	(103,792)	(24,253)	—	(1,300,055)
	78,531	83,698	16,857	—	179,086
General and administrative, interest and other	—	—	—	(42,058)	(42,058)
Depreciation and amortization	(3,190)	(28,211)	(9,613)	(1,026)	(42,040)
Accretion expense	(6)	(2,097)	(379)	—	(2,482)
Impairment expense	—	(728)	—	—	(728)
Earnings (loss) before income tax and non-controlling interest	75,335	52,662	6,865	(43,084)	91,778
Income tax (expense) recovery	987	—	(4,680)	(73,300)	(76,993)
Earnings (loss) before non-controlling interest	76,322	52,662	2,185	(116,384)	14,785
Identifiable assets	256,459	782,079	270,160	22,301	1,330,999
Capital expenditures	550	19,585	8,150	694	28,979[1]

[1] Total capital expenditures include $3,666 relating to the amount allocated to property, plant and equipment as a result of the acquisition of RPLP (see note 18).

Year ended December 31, 2006	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	1,161,899	170,184	69,072	—	1,401,155
Inter-segment revenue	—	(3,448)	(29,184)	—	(32,632)
External revenue	1,161,899	166,736	39,888	—	1,368,523
Operating expenses	(1,134,677)	(96,558)	(23,956)	—	(1,255,191)
Inter-segment expenses	32,632	—	—	—	32,632
External operating expenses	(1,102,045)	(96,558)	(23,956)	—	(1,222,559)
	59,854	70,178	15,932		145,964
General and administrative, interest and other	—	—	—	(37,048)	(37,048)
Depreciation and amortization	(3,299)	(27,291)	(8,653)	(600)	(39,843)
Accretion expense	(10)	(1,950)	(297)	—	(2,257)
Impairment expense	—	(373)	—	—	(373)
Earnings (loss) before income tax and non-controlling interest	56,545	40,564	6,982	(37,648)	66,443
Income tax recovery (expense)	(143)	—	(4,133)	6,936	2,660
Earnings (loss) before non-controlling interest	56,402	40,564	2,849	(30,712)	69,103
Identifiable assets	163,826	789,843	261,649	7,694	1,223,012
Capital expenditures	12,040	45,498	14,573	1,757	73,868

	2007 $	2006 $
Marketing revenue derived from export sales to the U.S.	**77,583**	84,577
Property, plant and equipment located in the U.S.	**11,990**	11,925

18. Non-controlling interest

In the first quarter of 2007, a subsidiary of the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and a subsidiary of the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to goodwill was recorded in the amount of $520. As a result, the non-controlling interest has been removed from the consolidated statement of financial position.

19. Subsequent Events

On January 2, 2008, the Fund completed an internal reorganization of certain of its subsidiaries. As a result of the reorganization, the Partnership is now directly owned by the Fund and KEML no longer has an interest in the Partnership. It is expected that the future income tax liability will increase by approximately $3.5 million in 2008 as a result of the higher future income tax rate applicable to the Fund. This tax rate is approximately 2.5% higher than the future income tax rate recorded by KEML. On January 2, 2008, the Fund's revolving demand facility with the Toronto Dominion Bank was increased from $10,000 to $15,000. The terms of the facility, including interest rates charged, remain unchanged.

Certification of Annual Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: February 28, 2008

(signed) "David G. Smith"
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Annual Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared;
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
    c. evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: February 28, 2008

(signed) "James V. Bertram"
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

KEYERA FACILITIES COMMERCIAL TRUST

AMENDED AND RESTATED

DECLARATION OF TRUST

May 30, 2003
as amended to January 2, 2008

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KEYERA FACILITIES COMMERCIAL TRUST

THIS DECLARATION OF TRUST dated May 30, 2003 is hereby amended and restated as of the 2nd day of January, 2008, between:

> **KEYERA ENERGY (CT) LTD.**, a corporation incorporated under the laws of the Province of Alberta, being the first trustee (the "**Initial Trustee**") of the trust constituted by this Declaration of Trust, and each person who after the date hereof becomes a trustee of the trust as herein provided (each person, while a trustee of the trust as herein provided, hereinafter called a "**Trustee**"),

- and -

> **KEYERA ENERGY MANAGEMENT LTD.**, a corporation incorporated under the laws of the Province of Alberta, (hereinafter called the "**Initial Unitholder**") and all persons who after the date hereof become holders of units of the Trust ("**Units**") as herein provided.

- and -

> **DAVID G. SMITH**, an individual residing in Calgary, Alberta (hereinafter called the "**Individual Trustee**")

WHEREAS the Trust constituted hereby was initially established under the name "KeySpan Facilities Commercial Trust" pursuant to a Declaration of Trust (the "**Initial Declaration of Trust**") dated May 30, 2003 between the Trustee and the Initial Unitholder;

AND WHEREAS for the purpose of settling the trust created hereunder, the Initial Unitholder paid to the Trustee an amount of $10.00 in lawful money of Canada (the "**Initial Contribution**");

AND WHEREAS the Trustee has agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions hereinafter set forth (the "**Trust**");

AND WHEREAS the Initial Declaration of Trust was amended and restated (the "**First Amended and Restated Declaration of Trust**") by an agreement dated January 1, 2006 and it is desirable that the First Amended and Restated Declaration of Trust be further amended by this Amended and Restated Declaration of Trust with respect to certain amendments required by the 2007 Reorganization and certain amendments that are desirable with respect to maintaining the Trust's status as a mutual fund trust;

AND WHEREAS the amendments contained in this Amended and Restated Declaration of Trust have been approved by the Unitholders;

AND WHEREAS this Amended and Restated Declaration of Trust has been approved by the board of directors of the Trustee;

AND WHEREAS the Individual Trustee has agreed to act as Trustee in certain circumstances as set forth in Section 7.9 of this Declaration of Trust;

NOW THEREFORE THIS DECLARATION WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee, as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust including the recitals hereto, the following terms shall have the following meanings:

(a) "**2007 Reorganization**" means the internal reorganization of the Trust and certain of its affiliates pursuant to a plan of arrangement effective January 2, 2008 and the transactions contemplated thereby;

(b) "**Administration Agreement**" means the agreement made as of May 30, 2003 and amended and restated as of January 1, 2006 between, among others, the Administrator, the Fund and the Trust pursuant to which the Administrator will provide certain administrative and support services to the Fund, the Trust and certain subsidiaries of the Fund, as such agreement may be amended, supplemented, restated or replaced from time to time;

(c) "**Administrator**" means Keyera Energy Management Ltd., its successors and assigns as Administrator hereunder and under the Administration Agreement;

(d) "**affiliate**" means, when used with reference to a specified person, any person that directly or indirectly controls or is controlled by or is under common control with the specified person;

(e) "**Auditors**" means the firm of chartered accountants appointed as the auditor of the Trust from time to time in accordance with the provisions hereof and, initially, means Deloitte & Touche LLP, Chartered Accountants;

(f) "**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(g) "**Business Day**" means a day which is not a Saturday, Sunday, bank holiday or holiday in Calgary, Alberta;

(h) "**CDS**" means CDS Clearing and Depository Services Inc. and its successors;

(i) "**CDS Participant**" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

(j) "**Cash Flow of the Trust**" shall be calculated in accordance with Section 5.1 and shall mean the amount so calculated;

(k) "**Closing**" means the completion of the issue by the Fund of trust units to the public pursuant to the Offering;

(l) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

(m) "**Date of Closing**" means the date on which Closing occurs;

(n) "**Depository**" has the meaning specified in Section 11.1(a);

(o) "**Distribution Payment Date**" in respect of a Distribution Period means the day which is the same as the Fund's distribution payment date pursuant to the Fund Declaration of Trust for that period;

(p) "**Distribution Period**" means each calendar month, or such other periods as may be hereafter determined from time to time by the Trustee, from and including the first day thereof and to and including the last day thereof;

(q) "**Distribution Record Date**" means the last Business Day of each Distribution Period;

(r) "**Fund**" means Keyera Facilities Income Fund;

(s) "**Fund Declaration of Trust**" means the declaration of trust by which the Fund is constituted, as the same may be amended from time to time;

(t) "**Fund Unit**" means a trust unit issued by the Fund;

(u) "**Global Special Unit Certificate**" has the meaning specified in Section 11.1(b);

(v) "**Income of the Trust**" has the meaning ascribed thereto in Section 5.2(a);

(w) "**Individual Trustee**" means David G. Smith;

(x) "**Initial Contribution**" means the amount of $10.00 paid by the Initial Unitholder to the Trustee on May 30, 2003 for the purpose of settling the trust constituted by the Trust;

(y) "**Initial Trustee**" means Keyera Energy (CT) Ltd.;

(z) "**KEP LP**" means Keyera Energy Limited Partnership, a limited partnership established under the laws of Alberta, formerly known as Keyera Energy Partnership;

(aa) "**Keyera Entities**" means the Fund, the Trust, the Trustee, the Administrator and KEP LP, and any other person controlled, directly or indirectly, from time to time by the Fund, and "**Keyera Entity**" means any one of them;

(bb) "**Net Realized Capital Gains**" has the meaning ascribed thereto in Section 5.2(b);

(cc) "**Non-resident**" has the meaning ascribed thereto in Section 8.2(g);

(dd) "**Note Indenture**" means the unsecured note indenture dated May 30, 2003 between the Trust and Computershare Trust Company of Canada, as trustee thereunder, pursuant to which the Notes may be issued;

(ee) "**Notes**" means the notes of the Trust issued pursuant to the Note Indenture designated as Series 1, Series 2 and Series 3 and Notes also means any unsecured subordinated notes of the Trust which may be subsequently issued by the Trust pursuant to the Note Indenture or otherwise;

(ff) "**Offering**" means the initial public offering of trust units of the Fund;

(gg) "**Ordinary Units**" means those units of the Trust referred to as units of the Trust (prior to the effectiveness of the 2007 Reorganization) and ordinary trust units of the Trust (after the effectiveness of the 2007 Reorganization), as such are referred to in section 3.1 and authorized and issued hereunder;

(hh) "**person**" means individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and government and agencies and political subdivisions thereof;

(ii) "**Redemption Price**" has the meaning ascribed thereto in Section 6.3;

(jj) "**Special Resolution**" has the meaning ascribed thereto in Section 10.6(a);

(kk) "**Special Units**" means special units of the Trust referred to as such in section 3.1 and authorized and issued hereunder;

(ll) "**Subsequent Investments**" means any of the investments which the Trust may make pursuant to Section 4.1(a);

(mm) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.) c. 1, the Income Tax Regulations and the Income Tax Application Rules, as each may be amended from time to time;

(nn) "**this Declaration of Trust**", "**this Declaration**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(oo) "**Time of Closing**" means the time on the Date of Closing at which Closing occurs;

(pp) "**Trust**" means the trust constituted by this Declaration of Trust, as may be amended or restated from time to time;

(qq) "**Trust Assets**", at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustee on behalf of the Trust:

(i) the Initial Contribution;

(ii) all funds, securities or property derived from the issuance or sale of Units or other cash received by the Trust;

(iii) securities of Keyera Entities;

(iv) any Subsequent Investments;

(v) any proceeds of disposition, maturity or redemption of any of the foregoing property;

(vi) any permitted investments in which funds may from time to time be invested pursuant to Section 4.3; and

(vii) all income, interest, dividends, distributions, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(rr) "**Trust Liabilities**" has the meaning ascribed thereto in Section 2.8(a);

(ss) "**Trustee**", at any time, means a person who is, in accordance with the provisions hereof, a trustee of the Trust at that time including, without limitation so long as it remains as trustee, the Initial Trustee;

(tt) "**Unit Certificate**" means a certificate, in a form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(uu) "**Unitholders**" means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Trustee or any transfer agent on behalf of the Trust; and

(vv) "**Units**" means the Ordinary Units and the Special Units.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Number and Gender

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

1.7 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.8 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Trust

The Trustee hereby declares and agrees to hold and administer the Trust Assets in trust for the use and benefit of Unitholders, their successors, permitted assigns and personal representatives, and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

It is acknowledged and agreed that the Initial Unitholder has paid, concurrently with the execution of the Initial Declaration of Trust, the Initial Contribution to the Trustee for the purpose of settling the Trust, and the Initial Unitholder was issued one Unit in the Trust.

2.3 Name of Trust

(a) The Trust shall be known and designated as the "KEYERA FACILITIES COMMERCIAL TRUST" and, whenever practicable, lawful and convenient, the property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust hereby created shall be located at 600, 144 – 4th Avenue SW, Calgary, Alberta, T2P 3N4 or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated, limited purpose trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible

hereunder as partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein. Except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the assets of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustee, or such other persons as the Trustee may determine, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.7 Unitholders Bound

This Declaration of Trust shall be binding upon all persons who become Unitholders from time to time. By acceptance of a Unit Certificate representing any Units upon the completion of a purchase of a Unit, the Unitholder thereof shall be deemed to agree to be bound, and shall be so bound, by this Declaration of Trust.

2.8 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person and no resort shall be had to, nor shall recourse or satisfaction be sought from the private property of any Unitholder for any liability whatsoever in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustee, the Administrator or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(iv) any act or omission of the Trustee, the Administrator or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Administrator or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(v) any transaction entered into by the Trustee, the Administrator or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or

(vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee, the Administrator or by any other person on behalf of or in connection with the activities or affairs of the Trust

(collectively, "**Trust Liabilities**").

(b) No Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Units.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Trust shall be divided into interests of two classes, described and designated as "Ordinary Units" and "Special Units", which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Ordinary Units and/or Special Units registered in the name of the Unitholder.

(b) Each class of Units shall be entitled to its pro rata share of any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. For these purposes:

(i) the pro rata share of the Special Units shall be determined by a fraction, the numerator of which is the fair market value of the Special Units and the denominator of which is the sum of the fair market value of the Special Units and the fair market value of the Ordinary Units; and

(ii) the pro rata share of the Ordinary Units shall be determined by a fraction, the numerator of which is the fair market value of the Ordinary Units and the denominator of which is the sum of the fair market value of the Special Units and the fair market value of the Ordinary Units.

(c) All Ordinary Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Ordinary Unit shall entitle the holder of record thereof to receive notice of all meetings of Unitholders and to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

(d) All Special Units shall rank among themselves equally and rateably without discrimination, preference or priority. The holders of Special Units shall not be entitled to receive notice of or vote at any meeting of Unitholders or in respect of any written resolution of Unitholders. Each Special Unit shall be redeemable by the Trust and shall be retractable by the holder thereof, in either case on demand by written notice in accordance with the provisions hereof and at a price of $0.01 per Special Unit.

3.2 Authorized Number of Units

The aggregate number of Ordinary Units and Special Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units

Units may be issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines and, without limiting the generality of the foregoing, the Trustee may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Units. Without limitation of the foregoing, the Trustee may create and issue rights, warrants (including so-called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration) or options to subscribe for Units which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustee may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustee may determine. A right, warrant or option shall not be a Unit and the holder thereof shall not be a Unitholder.

3.4 No Fractional Units

Fractions of Units may only be issued pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7 and in connection with the 2007 Reorganization. Fractions of Units will not be entitled to vote at meetings of Unitholders.

3.5 Re-Purchase of Initial Unit by Trust

Immediately after the Closing, the Trust purchased the initial Unit from the Initial Unitholder, and the Initial Unitholder sold the initial Unit to the Trust, for a purchase price of $10.00 and, upon completion of such purchase and sale, the initial Unit was cancelled and is no longer outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Units

Immediately after any *pro rata* distribution of additional Units to all holders of Units pursuant to Section 5.7, the number of outstanding Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Units as such holder held before the distribution of additional Units. In this case, each Unit Certificate representing a number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the distribution of additional Units and the consolidation.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is a limited purpose trust and its operations and activities shall be limited to those operations and activities of mutual fund trusts described in subparagraphs 132(6)(b)(ii) and (iii) of the Tax Act, and within such restriction, may include the following:

(a) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of a Keyera Entity as well as other corporations, partnerships, trusts or other persons involved in:

  (i) gathering, processing, transporting, buying, storing and selling petroleum, natural gas, natural gas liquids, other hydrocarbon products, electricity, thermal energy and other related products;

  (ii) acquiring, developing and producing petroleum and natural gas reserves and other related products, and

  (iii) businesses or activities ancillary or incidental to the foregoing,

  and such other investments as the Trustee may determine;

(b) temporarily holding cash in interest bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses, if any, of the Trust, paying amounts payable by the Trust in connection with the

redemption or repurchase of any Units, and making distributions to Unitholders entitled to receive same;

(c) issuing Units, Notes and other securities of the Trust, for the purposes of:

(i) obtaining funds to conduct the activities described in paragraph (a), above, including raising funds for further acquisitions;

(ii) making non-cash distributions to holders of Units as contemplated by this Declaration of Trust; and

(iii) repaying of any indebtedness or borrowings of the Trust;

(d) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Section 4.1(a) and entering into hedging arrangements in relation thereto;

(e) guaranteeing the obligations of any of the Keyera Entities pursuant to any good faith debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business or the business of any other Keyera Entity;

(f) granting security in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust, including its obligations under any guarantee;

(g) repurchasing or redeeming securities of the Trust, including Units, subject to the provisions of this Declaration of Trust and applicable law;

(h) carrying out any of the transactions, and entering into and performing any of the obligations of the Trust under any agreements contemplated by this Declaration of Trust;

(i) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (h) inclusive; and

(j) undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time.

4.2 Investment of Proceeds of Offering

At and immediately after the Time of Closing, the Trust used the proceeds from the Offering to subscribe for and acquire securities of certain Keyera Entities.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article 5

hereof, the Trustee is hereby authorized and, where prudent to do so, shall invest such monies in: (i) obligations issued or guaranteed by the Government of Canada or a province of Canada or any agency or instrumentality thereof; (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.; or (iii) term deposits, interest-bearing accounts, certificates of deposit or banker's acceptances issued or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks. For the purpose hereof, "short term" shall mean having a date of maturity or call for payment not more than 60 days from the date on which the investment is made.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Cash Flow of the Trust

The Cash Flow of the Trust, for, or in respect of, any Distribution Period, shall be:

(a) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness;

(b) plus the proceeds of any issuance of Units, Notes or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose;

(c) less all amounts which relate to the redemption of Units or Notes and which have become payable in cash by the Trust in such Distribution Period and any expenses of the Trust, if any, in such Distribution Period; and

(d) less all interest payments made on the Notes in such Distribution Period.

5.2 Computation of Income and Net Realized Capital Gains

(a) The "**Income**" of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustee in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Units or Notes and such other amounts as may be determined in the discretion of the Trustee; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "**Net Realized Capital Gains**" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds (i) the aggregate of the capital losses of the

Trust in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Units pursuant to Article 6 and/or as a result of a redemption of Notes pursuant to the Note Indenture, and (iii) the amount determined by the Trustee in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year.

5.3 Distributions of Cash Flow of the Trust

The Trustee shall, on or before each Distribution Record Date, declare payable to the holders of both classes of Units on such Distribution Record Date, all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) shall be determined by dividing the amount payable to such class by the number of issued and outstanding Units of such class on such Distribution Record Date. The share of such Cash Flow of the Trust (or portion thereof declared payable) attributable to each Unitholder of the relevant class shall be an amount equal to the proportionate share for each Unit of such class of the amount of such Cash Flow of the Trust (or portion thereof declared payable) multiplied by the number of Units of such class owned of record by each such holder on such Distribution Record Date. Subject to Section 5.7, Cash Flow of the Trust which has been declared to be payable to holders of Units of a class in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to Unitholders pursuant to Section 5.3, the Trustee may declare to be payable and make distributions to Unitholders, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to holders of Units all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to holders of Units of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if

any, of each distribution made by the Trust pursuant to Section 5.3 and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and 5.4(b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each Unitholder's share of the amount of any such distribution shall be an amount equal to the proportionate share of each Unit of such amount multiplied by the number of Units owned of record by such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to holders of Units pursuant to either Section 5.4(a) or 5.4(b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

(d) In addition to the distributions which are made payable to Unitholder, the Trustee may designate any capital gain realized by the Trust as a result of the redemption of Units pursuant to Section 6.1 to the redeeming holders of Units in accordance with that Section.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to holders of Units for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations (or designated in respect of the Trust where the Trust is a beneficiary of another trust), net capital gains realized by the Trust in the year (or designated in respect of the Trust where the Trust is a beneficiary of another trust) and foreign source income of the Trust for the year, as well as elect under Subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to such Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

Subject to Section 2.8(c), for greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

(a) Where the Trustee determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustee, include the issuance of additional Units (or fractions of Units) or Notes if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) The value of each Unit or Note which is issued pursuant to Section 5.7(a) shall be, in the case of the Units, the Redemption Price and, in the case of the Notes, the Redemption Amount (as defined in the Note Indenture).

5.8 Withholding Taxes

The Trustee may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distribution.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

5.10 Additional Distributions

Notwithstanding the foregoing, for so long as there is only one Unitholder, the Trustee may make distributions to Unitholders on such basis as the Trustee may determine from time to time.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of such Unitholder all or any part of the Units registered in the name of such Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise the right of a Unitholder to require redemption of Units under this Article 6, a duly completed and properly executed notice requesting that the Trust redeem Units, in a form reasonably acceptable to the Trustee, specifying the number of Units to be so redeemed, shall be sent by the Unitholder to the Trust at

the head office of the Trust, together with the Unit Certificates representing the Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and is accompanied by any further evidence that the Trustee may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Units together with the Unit Certificates representing the Units to be redeemed, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the holders of Units of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has, to its satisfaction, received the notice and other required documents or evidence as aforesaid.

(c) The Trust shall also be entitled to call for redemption, at any time, all or part of the outstanding Units registered in the name of holders other than the Fund at the Redemption Price specified in Section 6.3 or such other price specified in this Article 6 for each Unit called for redemption, calculated with reference to the date the Trustee approved the redemption of the said Units.

6.3 Cash Redemption

Subject to Section 6.4, upon receipt by the Trust of the notice to redeem Units in accordance with Section 6.2 together with the Unit Certificates representing the Units to be redeemed, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (hereinafter called the "**Redemption Price**"):

(a) in the case of Ordinary Units, equal to:

$$\frac{(A \times B) - C}{D}$$

where:

A = the cash redemption price per unit of the Fund calculated as of the close of business on the date the Ordinary Units were so tendered for redemption by a Unitholder;

B = the aggregate number of units of the Fund outstanding as of the close of business on the date the Ordinary Units were so tendered for redemption by a Unitholder;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Fund (including the Notes) and the fair market value of any other assets or investments held by the Fund

(other than Ordinary Units) as of the close of business on the date the Ordinary Units were so tendered for redemption by a Unitholder; and

D = the aggregate number of Ordinary Units outstanding as of the close of business on the date the Ordinary Units were so tendered for redemption by a Unitholder.

(b) in the case of Special Units, $0.01.

6.4 In Specie Redemption

(a) The Trustee may, in its discretion, pay some or all of the Redemption Price per Unit to the holders of Units to be redeemed, subject to receipt of all necessary regulatory approvals (which the Trust shall use reasonable commercial efforts to obtain forthwith), by way of a distribution of Notes (Series 2) with an aggregate value (as determined by the Trustee) equal to the aggregate Redemption Price payable.

(b) In connection with the 2007 Reorganization, the Trustee may, in its discretion and subject to receipt of all necessary regulatory approvals (which the Trust shall use reasonable commercial efforts to obtain forthwith), redeem:

(i) the Ordinary Units by way of a distribution to the holders thereof of such Fund Units as are designated as "Trust Units" by the Fund and are held by the Trust; and

(ii) the Special Units by way of a distribution to the holders thereof of Fund Units designated as "Special Non-Voting Units", on the basis of one such "Special Non-Voting Unit" for each Special Unit.

6.5 Payment of Redemption Price

The Redemption Price or such other price specified in this Article 6 payable in respect of the Units tendered or called for redemption shall be paid:

(a) in the case of Units tendered for redemption by a Unitholder pursuant to Section 6.2(a), at the option of the Trustee, (i) in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are to be redeemed, (ii) by the issuance to or to the order of the Unitholder whose Units are to be redeemed of such aggregate amount of Notes (Series 2) as is equal to the aggregate Redemption Price payable to such Unitholder rounded down to the nearest $100, with the balance of any such aggregate Redemption Price not paid in Notes (Series 2) to be paid in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of such Unitholder, or (iii) by any combination of payment in immediately available funds by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, and Series 2 Notes as the Trustee shall

determine in its discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Units were so tendered for redemption; provided, however, that a Unitholder whose Units are to be redeemed may elect, at any time prior to the payment of the Redemption Price, to receive Notes (Series 2), pursuant to clause (ii) above in this Section 6.2(a), in the place of all or part of a payment pursuant to clause (i) or (ii) above in this Section 6.5(a) of the cash otherwise payable, the amount of such Notes (Series 2) payable to be equal to the amount of cash otherwise payable, rounded down to the nearest $100;

(b) in the case of Units called for redemption by the Trust pursuant to Section 6.2(c), other than in connection with the 2007 Reorganization, in immediately available funds, by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder whose Units are to be redeemed, such payment to be made upon presentation and surrender of the Units so called for redemption at the head office of the Trust or at such other place as may be specified in the notice calling such Units for redemption; and

(c) in the case of Units called for redemption by the Trust in connection with the 2007 Reorganization, by the issuance or transfer to or to the order of the Unitholder whose Units are to be redeemed of the Fund Units specified in Section 6.4(b).

Payments made by the Trust of the Redemption Price or such other price specified in this Article 6 are conclusively deemed to have been made upon the mailing of a cheque, Notes (Series 2) or Fund Units or any combination thereof (as the case may be), in a postage prepaid envelope addressed to the former Unitholder and/or any party having a security interest unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed to the extent of the amount or number of such cheque, Notes (Series 2) and/or Fund Units.

6.6 Purchase for Cancellation

The Trust may from time to time purchase by cheque in immediately available funds for cancellation some or all of the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or pursuant to tenders received by the Trust, provided in each case the Trustee has determined such purchases are in the best interests of the Trust.

6.7 Cancellation of all Redeemed or Purchased Trust Units

All Units which are redeemed or purchased for cancellation under this Article 6 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
THE TRUSTEE

7.1 Number and Term

There shall be one Trustee. The appointment of the Initial Trustee is hereby ratified and confirmed. The term of office of the Trustee shall continue until the earlier of the date of the termination of the Trust, the effective date of the Trustee's resignation in accordance with Section 7.3, the effective date of the removal of the Trustee by the Unitholders in accordance with Section 7.3 or the effective date of the removal of the Trustee by the Administrator in accordance with Section 7.3.

7.2 Qualifications of Trustee

The Trustee shall be a body corporate which shall at all times during which it is the Trustee:

(a) be incorporated under the laws of Canada or a province thereof; and

(b) be resident in Canada for the purposes of the Tax Act.

7.3 Resignation and Removal of the Trustee

The Trustee may resign its trust hereunder by giving to the Initial Unitholder or to the Administrator thirty (30) days written notice. The Trustee may be removed at any time with or without cause by resolution approved by a majority of the votes cast at a meeting of Unitholders or by resolution in writing in the manner set out in Section 10.10. The Trustee may also be removed at any time by the Administrator by notice in writing to the Trustee if, at any time:

(a) the Trustee no longer satisfies all the requirements of Section 7.2;

(b) the Trustee shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, to wind-up its affairs;

(c) the assets of the Trustee, or a substantial part thereof, shall otherwise become subject to seizure or confiscation; or

(d) the Trustee shall otherwise become incapable of performing its responsibilities under this Declaration of Trust.

Any such resignation or removal shall take effect on the earlier of 30 days after the date such resignation is duly given, such resolution is approved by a majority of the votes cast at a meeting of Unitholders, such written resolution is approved in the manner set out in Section 10.10, or such notice of the Administrator is given, as the case may be, and the date a successor Trustee is appointed. If no successor Trustee has been appointed within 10 days of such notice of resignation or resolution or notice of the Administrator, as the case may be, any Unitholder, the Administrator or any other interested person may apply to a court of competent jurisdiction for the appointment of a successor.

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder;

(b) execute and deliver such documents as the Administrator shall reasonably require for the conveyance of any Trust Assets held in the Trustee's name; and

(c) account to the Administrator, as the Administrator may require, for all property which the Trustee holds as Trustee.

Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as Trustee) to this Declaration of Trust; provided, however, that such Trustee shall continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 8.7 which accrued prior to its vacation of the office of Trustee.

7.4 Appointment of the Trustee

The appointment of a Trustee to replace a Trustee resigning or being removed shall be by resolution approved by a majority of the votes cast at a meeting of Unitholders or shall be made by resolution in writing in the manner set out in Section 10.10, failing which a replacement Trustee may be appointed by the Court pursuant to Section 7.3. The appointment of such a Trustee shall not become effective unless and until such person has, either before or after such election or appointment, executed and delivered to the Trust an acceptance substantially as follows:

"To: Keyera Facilities Commercial Trust

And to: The Administrator thereof

The undersigned hereby accepts its appointment as the Trustee of the Trust and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's appointment as the Trustee of the Trust, to thereby become a party, as the Trustee, to the Declaration of Trust made as of May 30, 2003, as amended, supplemented or restated from time to time, constituting the Trust.

Dated: _______________, _______

____
[Print Name]

____
[Signature]"

Upon the later of a person being appointed the Trustee hereunder and executing and delivering to the Trust an acceptance substantially as set forth above, such person shall become

the Trustee hereunder and shall be deemed to be a party (as the Trustee) to this Declaration of Trust.

7.5 Vacancies

No vacancy in the office of the Trustee shall operate to annul this Declaration of Trust or affect the continuity of the Trust.

7.6 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the Trust and to have the title to the Trust Assets and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 7.3 or otherwise.

7.7 Compensation and Other Remuneration

The Trustee shall be entitled to receive for its services as Trustee such reasonable compensation as shall be negotiated between the Administrator, on behalf of the Trust, and the Trustee, as well as reimbursement of the Trustee's out-of-pocket expenses incurred in acting as the Trustee. The Trustee, either directly or indirectly, shall also be entitled to receive remuneration for services rendered to the Trust in any other capacity. Such services may include, without limitation, services as the transfer agent of the Trust.

7.8 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

7.9 Individual Trustee

Notwithstanding the foregoing provisions of Article 7,

(a) the Individual Trustee shall be appointed as Trustee in the place and stead of, and as successor to, the Initial Trustee, without any further action or writing on the part of any party, for the period of time:

(i) commencing immediately upon, and concurrently with, any Special Unit being issued or transferred to, or otherwise being held by, any person that is not a Keyera Entity, and

(ii) terminating immediately upon the earlier of (A) all Special Units being redeemed by the Trust and (B) all Special Units being held, directly or indirectly, by one or more Keyera Entities; and

(b) immediately upon, and concurrently with, the termination of the period set forth in Section 7.9(a) during which the Individual Trustee shall serve as Trustee, the Initial Trustee shall automatically be re-appointed as Trustee in the place and stead of, and as successor to, the Individual Trustee, without any further action or writing on the part of any party.

For greater certainty, for purposes of this Declaration of Trust (including but not limited to Sections 8.6 and 8.7), references to the Trustee shall include, without limitation so long as [s]he remains as trustee, the Individual Trustee.

ARTICLE 8
CONCERNING THE TRUSTEE

8.1 Powers of the Trustee

The Trustee, subject to the specific limitations contained in this Declaration of Trust, shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustee were the sole and absolute beneficial owner of the Trust Assets in its own right, to do all such acts and things as in its sole judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to Section 8.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee. To the maximum extent permitted by law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. The Trustee is authorized to, and shall, enter into the Administration Agreement.

8.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Declaration of Trust or contracts or obligations of the Trustee or the Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustee in such manner and upon such terms and conditions as it may from time to time determine proper including the powers and authorities to do the following or to cause the same to be done:

(a) supervise the activities and manage the investments and conduct the affairs of the Trust;

(b) maintain records and provide reports to Unitholders;

(c) collect, sue for and receive all sums of money due to the Trust;

(d) to declare and effect payment of distributions to Unitholders as provided in Article 5;

(e) issue, redeem, make payments in respect of and otherwise deal with the Notes in the manner provided for in the Note Indenture;

(f) invest funds of the Trust as provided in Article 4;

(g) monitor the level of Unitholders who are non-residents of Canada as defined in the Tax Act ("**Non-residents**") and if the Trustee becomes aware of circumstances that may result in the Trust being maintained primarily for the benefit of Non-residents, it shall take such steps as are necessary or desirable to address the circumstances in accordance with Section 11.5;

(h) subject to the provisions hereof, possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities forming part of the Trust Assets, including but not limited to the securities of Keyera Entities, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(i) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(j) except as prohibited by law, delegate any of the powers and duties of the Trustee to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons (including but not limited to the Administrator) without liability to the Trustee, except as provided in this Declaration of Trust and may, from time to time, change the Administrator;

(k) engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets, the Trust Liabilities or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(l) arrange for insurance contracts and policies insuring the Trust, the Trust Assets, the business of the Keyera Entities and/or any or all of the Trustee or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(m) cause legal title to any of the Trust Assets to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than the Trustee or the Trust, the Trustee shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(n) issue Units, Notes or other securities, for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of the Declaration of Trust;

(o) provide, and comply with, undertakings to securities regulatory authorities required to be given in connection with public offerings of Fund Units;

(p) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party including, but not limited to, the Administration Agreement;

(q) in addition to the mandatory indemnification provided for in Section 8.7 and to the extent permitted by law, indemnify or enter into agreements with respect to the indemnification of any person with whom the Trust has dealings including, without limitation, the Trustee;

(r) with the approval or confirmation of Unitholders, enact and from time to time amend or repeal by-laws consistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(s) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or to finance other expenses incurred in connection with the Trust and, for such purposes, draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or in Trust Assets or engage in any other means of financing the Trust;

(t) pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, or undertaking or income of the Trust, or imposed upon or against the Trust Assets, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and

determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(u) guarantee the obligations of any of the Keyera Entities pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for the purpose of carrying on its business or the business of any other Keyera Entity;

(v) subordinate obligations owed to the Trust by any of the Keyera Entities to any other obligation incurred by such entity in good faith for the purpose of carrying on its business or the business of any other Keyera Entity;

(w) grant security, in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust, including its obligations under any guarantee;

(x) approve the form of and sign the Unit Certificates or other securities issued by the Trust; and

(y) do all such other acts and things which the Trustee is authorized to do under the Declaration of Trust and all other acts and things as are incidental or related to the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

The Trustee shall, except as may be prohibited by law, have the right to delegate authority for the above-referenced matters to a manager or administrator where the Trustee determines in its sole discretion that such delegation is desirable to effect the administration of the duties of the Trustee under the Declaration of Trust.

8.3 Restrictions

Notwithstanding Section 8.2, the Trustee may not under any circumstances vote any securities held as part of the Trust Assets to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of KEP LP or the Administrator, except in conjunction with an internal reorganization or the granting of security in accordance with Section 8.2(w);

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving KEP LP or the Administrator, except in conjunction with an internal reorganization;

(c) the winding-up, liquidation or dissolution of KEP LP or the Administrator prior to the end of the term of the Trust; or

(d) any material amendment to the limited partnership agreement by which KEP LP is created or the articles of the Administrator in a manner prejudicial to the Trust,

without the approval of Unitholders pursuant to a Special Resolution or a resolution in writing in accordance with Section 10.10.

8.4 Banking

The banking activities of the Trust, or any part thereof, including, without limitation, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by one or more officers of the Trust or of a Keyera Entity as the Trustee may designate, appoint or authorize from time to time.

8.5 Standard of Care and Duties

The Trustee shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustee shall not be liable in carrying out its duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustee provided as aforesaid are intended to be equivalent to, and not to be any greater than, those imposed on a director of a corporation governed by the *Business Corporations Act* (Alberta). Unless otherwise required by law, the Trustee shall not be required to give bond surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the investments or business or affairs of the Trust.

8.6 Limitations on Liability of Trustee

(a) Except in the event of a breach of the standard of care, diligence and skill set forth in Section 8.5, the Trustee shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie*, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Administrator to perform obligations or pay monies owed to the Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter

connected with its duties under this Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 8.5 hereof, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b) Subject to the standard of care set forth in Section 8.5, none of the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with Trust Assets or the affairs of the Trust, including, without limitation, in respect of any loss or diminution in value of any Trust Assets to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect of the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

8.7 Indemnification of Trustee

The Trustee and each former Trustee shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon such Person in consequence of its performance of its duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which such Person is made a party by reason of being or having been a Trustee or, at the request of the Trust, a trustee, director or officer of any Keyera Entity; provided that a Trustee or former Trustee, shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges, in respect of such costs, charges and expenses that arise out of or as a result or in the course of its failure to act honestly and in good faith with a view to the best interests of the Unitholders or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Trustee did not have reasonable grounds for believing its conduct was lawful. A Trustee or former Trustee shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or former Trustee shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

8.8 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the Trust or the Trustee or the Administrator on behalf of the Trust, the Trustee or the Administrator and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a contractual provision to the effect that none of the Unitholders and the Trustee or the Administrator shall have any personal liability or obligations in respect thereof. The omission of such statement from any such document or instrument shall not render the Trustee, the Administrator or the Unitholders liable to any person, nor shall the Trustee, the Administrator or the Unitholders be liable for such omission. If, notwithstanding this provision, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, the Administrator or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

8.9 Conflicts of Interest

(a) A director or officer of the Trustee or of the Trust who is a party to, or is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Trust shall disclose in writing to the Trust the nature and extent of such interest, and shall not vote on any resolution to approve the contract, unless the contract is one relating primarily to remuneration as a Trustee, director or officer, one for indemnity or insurance, or one with the Fund, any of the Keyera Entities, or any other affiliate of the Trust, and, for greater certainty, a Trustee complying with this Section 8.9 shall not be subject to any liability to the Trust or the Unitholders with respect to such contract or proposed material contract as aforesaid.

(b) Subject to Section 8.9(a), the Trustee, in its personal capacity or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into any financial transactions with the Trust without being liable to account for any profit made thereby.

8.10 Conditions Precedent

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of its rights or powers unless it is given an indemnity and funding satisfactory to the Trustee, acting reasonably.

ARTICLE 9
AMENDMENT

9.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution (provided that the Fund, as Unitholder, proceeds in accordance with the Fund Declaration of Trust); provided that the provisions of this Declaration of Trust may be amended by the Trustee without the consent, approval or ratification of the Unitholders or any other person at any time:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) in a manner which, in the written opinion of counsel, provide additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in this Declaration of Trust or to make minor corrections which are, in the opinion of the Trustee, necessary or desirable and not prejudicial to the Unitholders;

(d) in a manner which, in the opinion of the Trustee, are necessary or desirable as a result of changes in Canadian taxation laws; or

(e) to change the *situs* of, or the laws governing, the Trust which in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability;

but notwithstanding the foregoing, no such amendment shall modify the voting rights of any Unit or reduce the fractional undivided interest in the Trust Assets represented by any Unit without the consent of the holder of such Unit and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 9.1 without the consent of the holders of all of the Units then outstanding.

9.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 9.1, and in any event not later than the date the Trust is required to provide the financial disclosure in Section 14.7, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the holders of Ordinary Units shall be called on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustee. The business transacted at such meetings shall include the presentation of the financial statements of the Trust for the immediately preceding year, the appointment of Auditors for the ensuing year in accordance with Article 15, and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10 or as the Trustee may determine or as may be properly brought before the meeting. Special meetings of the holders of Ordinary Units may be called at any time by the Trustee and shall be called by the Trustee upon a written request of holders of Ordinary Units holding in the aggregate Ordinary Units then outstanding carrying not less than 10% of the votes, such request specifying in reasonable detail the business proposed to be transacted at the meeting. The chair of any annual or special meeting shall be appointed as chair of the meeting by the holders of Ordinary Units present. In addition to the holders of Ordinary Units, the Trustee, the Auditors and any other person approved by the Trustee, the chair of the meeting or by resolution passed by a majority of the votes cast by holders of Ordinary Units represented at the meeting may attend such meetings.

10.2 Notice of Meetings

Notice of all meetings of holders of Ordinary Units shall be given by unregistered mail, postage prepaid, addressed to each holder of Ordinary Units at his or her last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a holder of Ordinary Units to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 10.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a holder of Ordinary Units shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of holders of Ordinary Units may be held at any time without notice if all the holders of Ordinary Units are present or represented thereat or those not so present or represented have waived notice. Any holder of Ordinary Units (or a duly appointed proxy of a holder of Ordinary Units) may waive any notice required to be given under the provisions of this Section 10.2, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

10.3 Quorum

At any meeting of the holders of Ordinary Units, subject as hereinafter provided, a quorum shall consist of one or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the votes attached to all outstanding Ordinary Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such

meeting, the meeting, if called by request of holders of Ordinary Units, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 7 days later and to such place and time as may be appointed by the chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the holders of Ordinary Units then present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only holders of Ordinary Units of record shall be entitled to vote and each Ordinary Unit shall entitle the holder or holders of that Unit on a poll vote at any meeting of holders of Ordinary Units to the voting rights set out herein. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of holders of Ordinary Units, any Unitholder entitled to vote thereat may vote by proxy and a proxyholder need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Trustee or a transfer agent of the Trust for verification at least 24 hours prior to the commencement of such meeting. When any Ordinary Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

10.5 Resolutions Binding the Trustee

Holders of Ordinary Units shall be entitled to pass resolutions that will bind the Trust only with respect to the following matters:

(a) the removal or appointment of a Trustee as provided in Article 7;

(b) the appointment, waiver of appointment or removal of Auditors as provided in Article 15;

(c) the appointment of an inspector as provided in Section 10.9;

(d) amendments of this Declaration of Trust as provided in Section 9.1;

(e) the termination of the Trust as provided in Section 12.2;

(f) the sale of all or substantially all of the Trust Assets;

(g) the exercise of voting rights attached to voting securities held by the Trust as provided in Section 8.2(h) other than the exercise of voting rights attached to securities held by the Trust in relation to those matters which are subject to Section 8.3;

(h) the matters set forth in Section 8.3, including the exercise of any voting rights attached to securities held by the Trust in relation to those matters; and

(i) the dissolution of the Trust prior to the end of its term.

Except with respect to the above matters set out in this Section 10.5, no action taken by Unitholders or any resolution of Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter on which the approval of the holders of Ordinary Units is required under this Declaration of Trust shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust and except for the matters set out in Sections 10.5(a), 10.5(b) and 10.5(g) which matters may be dealt with by a resolution passed by a majority of the votes cast by holders of Ordinary Units represented at the meeting.

10.6 Meaning of "Special Resolution"

(a) The expression "**Special Resolution**" when used in this Declaration of Trust means, subject to this Article 10, a resolution proposed to be passed as a special resolution at a meeting of holders of Ordinary Units (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article 10 and passed by the affirmative votes of the holders of votes attached to more than 66 2/3% of the Ordinary Units represented at the meeting and voted on a poll upon such resolution.

(b) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

10.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or a transfer agent for the Trust for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only the new certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling Unitholders to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust or any subsidiary of the Trust shall be disregarded, except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee knows are so owned shall be so disregarded; and

(ii) Units so owned which have been pledged in good faith other than to the Trust or any Keyera Entity shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units in his or her discretion free from the control of the Trust or any Keyera Entity; and

(c) for the purposes of Section 10.7(b), the Trust shall provide a certificate which will state the number of Units and the certificate numbers of certificates, if certificates are issued, held by the Trust or any Keyera Entity. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of any such parties.

10.8 Record Date for Voting

For the purpose of determining the holders of Ordinary Units who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 10 days prior to the date of such meeting as a record date for the determination of holders of Ordinary Units entitled to vote at such meeting or any adjournment thereof, and any holder of Ordinary Units at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though such Unitholder has since that time disposed of his or her Ordinary Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 10.2.

10.9 Appointment of Inspector

The Trustee shall call a meeting of holders of Ordinary Units upon the written request of Unitholders holding in the aggregate not less than 25% of the votes attached to the Ordinary Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee of its responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. Any such inspector shall on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and the Keyera Entities, (ii) the Trustee, directors, officers and senior management of the Trust and the Keyera Entities, and (iii) such financial and operating data and other information with respect to the Trust and the Keyera Entities as the inspector may reasonably request.

10.10 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders holding more than 66 2/3% votes attached to outstanding Ordinary Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 10.5 or 10.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

11.1 Nature of Units

(a) The provisions of this Article 11 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Units may, at the discretion of the Trustee, be evidenced by certificates.

(b) One or more Global Special Unit Certificates (a "Global Special Unit Certificate") may, at the discretion of the Trustee, be issued in the name of, or the name of the nominee of, and deposited by the Trustee with, or on behalf of, CDS or a successor (collectively, the "Depository"), as custodian of such Global Special Unit Certificate and registered by the Trustee in the name of the Depository or its nominee. No holder of Special Units represented by a Global Special Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances described in Section 11.1(e). Beneficial interests in a Global Special Unit Certificate will be represented only through the Book-Entry System. Transfers of Special Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(c) All references herein to actions by, notices given or payments made to holders of Special Units shall, where such Special Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. The rights of a Unitholder whose Special Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such holders of Special Units and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. The Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective holders of Special Units and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(d) For so long as Special Units are held through the Depository, if any notice or other communication is required to be given to holders of such Special Units, the Trustee will give all such notices and communications to the Depository.

(e) If (i) the Trust determines that the Depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Special Units and the Trust is unable to locate a qualified successor, or (ii) the Trust at its

option elects, or is required by law, to terminate the Book-Entry System with respect to the Special Units, then the Depository shall surrender the Global Special Unit Certificate to the Trustee with instructions from the Depository for registration of Special Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustee shall execute and deliver the aggregate number of Special Units then outstanding in the form of definitive Unit Certificates representing such Special Units.

11.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) Unit Certificates shall be issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof;

(iii) contain the CUSIP number (if any); and

(iv) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event that any Unit Certificate is translated into the French language and any provision of any Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee. The signature of the Trustee required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If a Unit Certificate contains a printed or mechanically produced signature of any person, then the Trust may issue the Unit Certificate even though the person has ceased to be a Trustee and such Unit Certificate is as valid as if the person continued to be a Trustee at the date of its issue.

11.3 Contents of Unit Certificates

(a) Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Declaration of Trust dated as of the 30th day of

May, 2003 as amended or restated from time to time" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number (and, if applicable, class) of Units represented thereby and whether or not the Units represented thereby are fully paid;

(iv) that the Units represented thereby are transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

(c) The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

11.4 Register of Unitholders

A register shall be kept at the offices of the Trust or its designee in Calgary, Alberta, which register shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of certificates representing such Units, if applicable, and a record of all transfers and redemptions thereof. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as

a Unitholder on the register of the Trust as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

11.5 Limitation of Non-Resident Ownership

(a) It is in the best interest of the Trust that it not be established or maintained primarily for the benefit of Non-residents. Accordingly, for so long as the Trustee determines that it is in the best interest of the Trust, Non-residents shall not be the beneficial owners of more than 49% of the Units then outstanding.

(b) The Trustee may, at any time and from time to time, (at the expense of the Trust), take such actions as it determines in its discretion are reasonable and practicable in the circumstances in order to monitor compliance by the Trust with the restriction on Non-resident ownership of Units. Such actions may include, but are not limited to:

(i) conducting residency or other searches to determine or estimate, to the extent practicable, the residency of Unitholders and beneficial Unitholders for tax purposes; and

(ii) obtaining declarations from Unitholders as to whether the Units held thereby are held for or for the benefit of Non-residents, or declarations from Unitholders or others as to the jurisdictions in which beneficial owners of Units are resident for Canadian income tax purposes.

(c) If at any time the Trustee determines that it is in the best interest of the Trust, the Trustee may:

(i) refuse to accept a subscription for Units from, or issue or register a transfer of Units to, a person unless that person provides a declaration to the Trustee that the Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-resident;

(ii) send a notice to Non-resident Unitholders, chosen in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of 60 days or such other period as may be determined by the Trustee. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units or provided the Trustee with evidence satisfactory to the Trustee that the Units are not beneficially owned by Non-residents, the Trustee may suspend the voting and distribution rights, if any, attached to such Units until they are sold and the Trustee, on behalf of such Unitholders, may sell such Units. Upon such sale, the affected Unitholders shall cease to be holders of the Units so disposed of and their rights shall be limited to receiving the net proceeds of sale (net of applicable taxes and costs of sale) upon surrender of the certificates representing such securities;

(iii) delist any listed securities of the Trust from any non-Canadian stock exchange; and

(iv) take such other actions as the Trustee determines, in its sole discretion, may be appropriate in the circumstances that will reduce or limit the number of Units held by Non-residents in order that the Trust is not established or maintained primarily for the benefit of Non-residents.

(d) The Trustee shall have no liability for the sale of Units made pursuant to Section 11.5(c) or for amounts received pursuant thereto provided it has acted in good faith.

(e) Subject to Section 8.5, unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 11.5 by virtue of the powers conferred on them hereby.

(f) It is acknowledged that the Trustee shall not be required to actively monitor the Non-resident Unit ownership levels of the Trust. It is further acknowledged that the ability of the Trustee to monitor compliance by the Trust with the Non-resident Unit ownership restriction may be limited due to the fact that the Units will be registered in the name of depositories or other non-beneficial holders, and in this regard, the Trustee shall be entitled to rely on information respecting the residency of Unitholders provided to the Trustee by the transfer agent and other intermediaries. The Trustee may exercise its discretion in making any determination under this Section 11.5 and any reasonable and bona fide exercise of such discretion shall be binding for the purpose of this Section 11.5.

(g) The Trustee shall be deemed to have notice of any violation of this Section 11.5 unless and until it has been given written notice of such violation and the Trustee shall act only as required by this Declaration of Trust once an indemnity is provided.

(h) None of the Trust or the Trustee, or any of their respective directors, officers, employees or agents, or any Unitholders shall be liable for a determination that the Trust is established and maintained primarily for the benefit of Non-residents as a result of an excess number of Units being held by Non-resident during the term of the Trust.

(i) At any time, the Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in such form as prescribed by the Trustee or Trustee, as to the beneficial owner of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident for Canadian income tax purposes, and the Unitholders shall comply with any such request.

11.6 Transfer of Units

(a) For so long as the Book-Entry System is in effect, transfers of ownership of Units represented by a Global Special Unit Certificate(s) may be effected only through the records maintained by the Depository with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants.

(b) Subject to the provisions of this Article 11, Units shall be transferable on the register only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee, and no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register maintained by the Trustee or the Trust. Upon such delivery, the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(c) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any registered Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units and shall receive a new certificate therefor upon submission of the existing certificate for cancellation) only upon production of satisfactory evidence, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not notice of such death or other event has been given.

(d) Subject to the Book-Entry System, Unit Certificates representing any number or class of Units may be exchanged without charge for Unit Certificates representing an equivalent number and class of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or any transfer agent of the Trust where registers are maintained for Unit Certificates pursuant to the provisions of this Article 11. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee and then shall be cancelled.

11.7 Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder may, subject

to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

11.8 Performance of Trust

The Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

11.9 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number and class of Units in lieu thereof. The Trustee may in its sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or any transfer agent for the Trust may direct indemnifying the Trust for so doing.

11.10 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

11.11 Unclaimed Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held, including interest earned thereon, if any, to the Public Guardian (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.12 Power of Attorney

Each Unitholder hereby grants to the Trustee, its successors and assigns, a power of attorney constituting the Trustee with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Declaration of Trust;

(c) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust;

(e) any amendment to this Declaration of Trust which is authorized from time to time as contemplated by Article 9; and

(f) all transfers, conveyances and other documents required to facilitate the acquisition of Units.

The Power of Attorney granted herein is, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 12
TERMINATION

12.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending on the earlier of:

(a) 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on May 30, 2003; and

(b) the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta.

For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

12.2 Termination with the Approval of Unitholders

The Unitholders may vote by Special Resolution (provided that the Fund, as Unitholder, proceeds in accordance with its declaration of trust) to terminate the Trust at any meeting of Unitholders duly called by the Trustee for the purpose of considering the termination of the Trust, following which the Trustee shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the Trust Assets, in specie to holders of Units.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Trust shall be closed.

12.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the Trust, the Trustee shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

12.5 Sale of Investments

After the date referred to in Section 12.3, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 12.2, sell and convert the Trust Assets into money in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 12.2). If the Trustee is unable to sell all or any of the Trust Assets by the date set for termination, the Trustee may, subject to obtaining all necessary regulatory approvals, distribute the remaining shares or other assets directly to the holders of Units in accordance with their *pro rata* interests. The Trustee shall have no liability for the amount received provided that it acts in good faith.

12.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the

assets forming part of the Trust Assets among the Unitholders in accordance with their *pro rata* interests and the rights attaching to each class of Units.

12.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 12.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of those remaining Units to receive their *pro rata* share of the remaining Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 12.3 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of the Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 9.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units.

ARTICLE 14
GENERAL

14.1 Notices

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register. Any

notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at the head office of the Trust, and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent to a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

14.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor and after delivering to the Trustee a statutory declaration stating the name and address of the person requiring the Trustee to furnish the list of Unitholders and, if the person is a body corporate, the address for service thereof, and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Units, (b) an offer to acquire Units, or

(c) any other matter relating to the Units or the affairs of the Trust, obtain a list of the Unitholders for the aforesaid purposes.

14.6 Fiscal Year

Each fiscal year of the Trust shall end on December 31 of such year.

14.7 Financial Disclosure

The Trust will send to Unitholders:

(a) at least 21 days prior to the date of each annual meeting of Unitholders, the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and, if applicable, the report of the Auditors thereon referred to in Section 15.5; and

(b) within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with Canadian generally accepted accounting principles as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements applicable by virtue of the Fund's reporting issuer status or to the extent permitted by applicable securities regulatory authorities.

14.8 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder entitled thereto, together with the notice of the meeting, all information required by applicable law and this Declaration of Trust.

14.9 Taxation Information

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

15.2 Appointment and Remuneration of Auditors

Deloitte & Touche LLP, Chartered Accountants are appointed as the auditor of the Trust, to hold such office until the first annual meeting of the Unitholders. Subject to Section 15.3, the Auditors will be selected at the first annual meeting and each succeeding annual meeting. The Auditors will receive such remuneration as may be approved by the Trustee.

15.3 Dispensing with Auditor

Subject to any applicable law, rule, regulatory requirement or legal obligation requiring the appointment of Auditors, Unitholders may waive the appointment of Auditors by resolution passed by a majority of votes cast by Unitholders represented at a meeting called for that purpose or by written resolution in accordance with Section 10.10.

15.4 Change of Auditors

The Auditors may at any time voluntarily resign or be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholder duly called for that purpose. Upon the resignation or the removal of Auditors as aforesaid, the Unitholders may appoint a new auditor or, subject to applicable laws, waive the appointment of a new auditor and in the absence of such a meeting or written resolution, the Trustee may appoint a new auditor.

15.5 Report of Auditors

Unless the Unitholders have waived the requirement for the appointment of Auditors in accordance with Section 15.3, the Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 14.7.

ARTICLE 16
MISCELLANEOUS

16.1 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

16.2 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

16.3 Amended and Restated Declaration of Trust

The Trust was initially established by the Initial Declaration of Trust dated May 30, 2003 among the Initial Trustee and the Initial Unitholder. This Amended and Restated Declaration of Trust gives effect, as of the date hereof, to amendments made since the Initial Declaration of Trust and to provide for the continuance of the Trust which has existed since May 30, 2003

16.4 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date set out above.

KEYERA ENERGY (CT) LTD.

By: *(signed) "David Smith"*
Name: David Smith
Title: Executive Vice President and Chief Financial Officer

KEYERA ENERGY MANAGEMENT LTD.

By: *(signed) "James Bertram"*
Name: James Bertram
Title: President and Chief Executive Officer

(signed) "Charlotte Feasby"
Witness

(signed) "David Smith"
DAVID G. SMITH

KEYERA FACILITIES INCOME FUND

RECEIVED
2008 JUL 31 P 1:21
ICE OF INTERNATIONAL
CORPORATE FINANCE

AMENDED AND RESTATED

DECLARATION OF TRUST

April 3, 2003
as amended to January 2, 2008

TABLE OF CONTENTS

ARTICLE 6
REDEMPTION OF TRUST UNITS

ARTICLE 7
TRUSTEE

ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEE

ARTICLE 9
CONCERNING THE TRUSTEE

ARTICLE 18
MISCELLANEOUS

KEYERA FACILITIES INCOME FUND

THIS DECLARATION OF TRUST dated April 3, 2003, as amended, is hereby amended and restated as of the 2nd day of January, 2008, between:

> **COMPUTERSHARE TRUST COMPANY OF CANADA**, a corporation registered to carry on the business of a Trust Company in the Province of Alberta,
>
> - and -
>
> **KEYERA ENERGY MANAGEMENT LTD.**, a corporation incorporated under the laws of Alberta (hereinafter called the "**Initial Unitholder**") and all persons who after the date hereof become holders of units of the Trust ("**Trust Units**") as herein provided.

WHEREAS the Trust constituted hereby was initially established under the name "KeySpan Facilities Income Fund" pursuant to a Declaration of Trust (the "**Initial Declaration of Trust**") dated April 3, 2003 between the Initial Trustees and the Initial Unitholder, and the Initial Declaration of Trust was amended from time to time;

AND WHEREAS for the purpose of settling the Trust, the Initial Unitholder paid to the Initial Trustees an amount of $10.00 in lawful money of Canada (the "**Initial Contribution**");

AND WHEREAS the Initial Declaration of Trust, as amended, was amended and restated (the "**First Amended and Restated Declaration of Trust**") by an agreement dated November 1, 2005;

AND WHEREAS it is desirable that the First Amended and Restated Declaration of Trust be further amended and restated by this Amended and Restated Declaration of Trust with respect to certain amendments required by the 2007 Reorganization and certain amendments that are desirable with respect to maintaining the Trust's status as a mutual fund trust;

AND WHEREAS the amendments contained in this Amended and Restated Declaration of Trust have been approved by the Unitholders;

AND WHEREAS this Amended and Restated Declaration of Trust has been approved by the Board of Directors;

NOW THEREFORE THIS DECLARATION WITNESSETH THAT in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, covenants and agrees with the Unitholders, and the Unitholders covenant and agree with the Trustee, as set forth below.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Declaration of Trust including the recitals hereto, the following terms shall have the following meanings:

(a) "**2007 Reorganization**" means the internal reorganization of the Trust and certain of its subsidiaries pursuant to a plan of arrangement effective January 2, 2008 and the transactions contemplated thereby;

(b) "**Administration Agreement**" means the agreement made as of May 30, 2003 between, among others, the Administrator and the Trust pursuant to which the Administrator will provide certain administrative and support services to the Trust and other subsidiaries of the Trust, as such agreement may be amended, supplemented, restated or replaced from time to time;

(c) "**Administrator**" means Keyera Energy Management Ltd., its successors and assigns as Administrator hereunder and under the Administration Agreement;

(d) "**affiliate**" means, when used with reference to a specified person, any person that directly or indirectly controls or is controlled by or is under common control with the specified person;

(e) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(f) "**Auditors**" means the firm of chartered accountants appointed as the auditor of the Trust from time to time in accordance with the provisions hereof and, initially, means Deloitte & Touche LLP, Chartered Accountants;

(g) "**Board of Directors**" means the Board of Directors of the Administrator and "**Director**" means any member of the Board of Directors;

(h) "**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS in force from time to time, or any successor system which CDS may offer from time to time;

(i) "**Business Day**" means a day which is not a Saturday, Sunday, bank holiday or holiday in Calgary, Alberta;

(j) "**Cash Flow of the Trust**" shall be calculated in accordance with Section 5.1 and shall mean the amount so calculated;

(k) "**CDS**" means CDS Clearing and Depository Services Inc. and its successors;

(l) "**CDS Participant**" means a broker, dealer, bank, other financial institution or other person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS;

(m) "**Closing**" means a completion of the issue of Trust Units to the public pursuant to an Offering;

(n) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust;

(o) "**Date of Closing**" means the date on which a Closing occurs;

(p) "**Depository**" has the meaning specified in Section 13.1(a);

(q) "**Distribution Payment Dates**" in respect of a Distribution Period means on or about, but no later than, the date that is 30 days immediately following the end of the Distribution Period or, if such day is not a Business Day, the next following Business Day, or such other dates determined from time to time by the Trustee;

(r) "**Distribution Period**" in respect of Trust Units means each calendar month, or such other periods as may be hereafter determined from time to time by the Trustee from and including the first day thereof and to and including the last day thereof;

(s) "**Distribution Record Date**" means the last Business Day of each Distribution Period;

(t) "**Exchangeable Security**" or "**Exchangeable Securities**" means a unit or units, a share or shares or other security or securities which are convertible into or exchangeable for Trust Unit(s) (directly or indirectly) without the payment of additional consideration therefor, whether or not issued by the Trust;

(u) "**Global Trust Unit Certificate**" has the meaning specified in Section 13.1(a);

(v) "**in specie Redemption Price**" has the meaning ascribed thereto in Section 6.5;

(w) "**Income of the Trust**" has the meaning ascribed thereto in Section 5.2(a);

(x) "**Indemnified Party**" and "**Indemnified Parties**" shall have the meaning ascribed thereto under Section 9.10;

(y) "**Initial Contribution**" means the amount of $10.00 paid by the Initial Unitholder to the Initial Trustees on the date hereof for the purpose of settling the trust constituted by the Trust;

(z) "**Initial Trustees**" means those persons named as the first trustees of the Trust in the Declaration of Trust dated April 3, 2003, relating to the Trust;

(aa) "**Initial Unitholder**" means Keyera Energy Management Ltd. (formerly KeySpan Canada Management Ltd.), the settlor of the trust constituted hereby;

(bb) "**KCT**" means Keyera Facilities Commercial Trust an unincorporated open-ended trust that was established under the laws of Alberta;

(cc) "**KEP LP**" means Keyera Energy Limited Partnership, a limited partnership established under the laws of Alberta, formerly known as Keyera Energy Partnership;

(dd) "**KEP LP GP**" means Keyera GP Ltd., a corporation subsisting under the laws of Alberta and the general partner of KEP LP;

(ee) "**Keyera Entities**" means KEP LP, the Administrator, Keyera Energy Facilities Limited, Keyera Energy Ltd., KEP LP GP, and any other person controlled, directly or indirectly, from time to time by the Trust, and "**Keyera Entity**" means any one of them;

(ff) "**Net Realized Capital Gains**" has the meaning ascribed thereto in Section 5.2(b);

(gg) "**Non-resident**" has the meaning ascribed thereto in Section 13.5;

(hh) "**non-tendering offeree**" means, where a take-over bid is made for all of the Trust Units (including Trust Units issuable upon conversion, exercise or exchange of Exchangeable Securities) other than those held by or issuable to the offeror, a Unitholder or holder of Exchangeable Securities who does not accept the takeover bid and includes a subsequent holder of that Trust Unit or Exchangeable Security who acquires it from the first mentioned holder;

(ii) "**Offer**" means an offer to purchase Trust Units or all or substantially all of the Trust Assets;

(jj) "**Offering**" means any issuance or offering of debt securities, Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units on a public or private basis in Canada or elsewhere, any issuance or offering of any securities issued by any person controlled, directly or indirectly, from time to time by the Trust, or any offering of securities of any other person held by the Trust or any person controlled, directly or indirectly, from time to time by the Trust;

(kk) "**Offering Document**" means any one or more of a prospectus (including the Prospectus), information memorandum, private placement memorandum and

similar public or private offering document or any understanding, commitment or agreement relating to an Offering;

(ll) "**Offeror**" means a person other than an agent, who makes a take-over bid and includes two or more persons who, directly or indirectly;

(i) make a take-over bid jointly or in concert; or

(ii) intend to exercise jointly or in concert voting rights attached to the securities for which a take-over bid is made;

(mm) "**Ordinary Resolution**" means

(i) a resolution passed by more than 50% of the votes cast, either in person or by proxy, at a meeting of Unitholders, at which a quorum was present, duly convened for the purpose of approving such resolution, or

(ii) a resolution approved in writing, in one or more counterparts, by holders of more than 50% of the votes represented by the Units entitled to be voted on such resolution;

(nn) "**person**" means individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts or other organizations, whether or not legal entities and government and agencies and political subdivisions thereof;

(oo) "**Preliminary Prospectus**" means the preliminary prospectus of the Trust with respect to the initial Offering, including any amendment or amendments thereof;

(pp) "**Prospectus**" means the (final) prospectus of the Trust providing for the initial Offering, including any amendment or amendments thereto;

(qq) "**Redemption Notes**" means subordinated promissory notes issued, in series or otherwise, by the Trust pursuant to a note indenture or otherwise and issued to redeeming Unitholders in principal amounts equal to the in specie Redemption Price of the Trust Units to be redeemed and having the following terms and conditions (and such other terms and conditions as the Trustee may determine):

(i) be unsecured,

(ii) bear interest from and including the issue date of each such note at a rate equal to the prime rate of interest of a Canadian chartered bank determined at the time of issuance by the Trustee plus 1% per annum and payable monthly in arrears (with interest after as well as before

maturity, default and judgment, and interest on overdue interest at such rate),

(iii) be subordinated and postponed to all senior indebtedness which may be subject to specific subordination and postponement agreements to be entered into by the trustee under the note indenture with the holders of senior indebtedness or other similar agreements,

(iv) be subject to a right of early repayment,

(v) be due and payable on the 10th anniversary of the date of issuance, and

(vi) be subject to such other terms and conditions as the Trustee or the Board of Directors may determine;

(rr) "**Redemption Price**" has the meaning ascribed thereto in Section 6.3(a);

(ss) "**Replacement Trustee**" means Computershare Trust Company of Canada;

(tt) "**Special Non-Voting Units**" means the special non-voting trust units of the Trust referred to as such in Section 3.1(a) and described in Section 3.1(c), which are authorized and issued hereunder;

(uu) "**Special Resolution**" has the meaning ascribed thereto in Section 12.6;

(vv) "**Special Trust Units**" means the special trust units of the Trust referred to as such in Section 3.1(a) and described in Section 3.1(d), which are authorized and issued hereunder;

(ww) "**Subsequent Investments**" means any of the investments which the Trust may make pursuant to Sections 4.1(a) or 4.1(b);

(xx) "**take-over bid**" has the meaning ascribed to such term in the *Securities Act* (Alberta), as amended from time to time;

(yy) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.) c. 1, the Income Tax Regulations and the Income Tax Application Rules, as each may be amended from time to time;

(zz) "**this Declaration of Trust**", "**this Declaration**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto;

(aaa) "**Time of Closing**" means the time on the Date of Closing at which a Closing occurs;

(bbb) "**Transfer Agent**" means such company as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent;

(ccc) "**Trust**" means the trust constituted by this Declaration of Trust as the same may be amended or restated from time to time;

(ddd) "**Trust Assets**", at any time, means such of the following monies, properties and other assets as are at such time held by the Trust or by the Trustee on behalf of the Trust:

(i) the Initial Contribution;

(ii) all funds, securities or property derived from the issuance or sale of Units or other cash received by the Trust;

(iii) securities of Keyera Entities;

(iv) any Subsequent Investments;

(v) any proceeds of disposition, maturity or redemption of any of the foregoing property;

(vi) any permitted investments in which funds may from time to time be invested pursuant to Section 4.3; and

(vii) all income, interest, dividends, distributions, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(eee) "**Trust Liabilities**" has the meaning ascribed thereto in Section 2.8(a);

(fff) "**Trust Unit Certificate**" means a certificate, in form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(ggg) "**Trust Units**" means the trust units of the Trust referred to as such in Section 3.1(a), and described in Section 3.1(b), which are authorized and issued hereunder;

(hhh) "**Trustee**" means at any time a person who is, in accordance with the provisions hereof, a Trustee of the Trust at that time including, at the appropriate times, the Initial Trustees and the Replacement Trustee;

(iii) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by or on behalf of the Trust and investment dealers and such other persons relating to an Offering;

(jjj) "**Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Units, issued and certified in accordance with the provisions hereof;

(kkk) "**Unitholders**" means at any time the holders at that time of one or more Units;

(lll) "**Units**" means the Trust Units, the Special Non-Voting Units and the Special Trust Units; and

(mmm) "**Voting Exchangeable Securities**" means, collectively, each of those Exchangeable Securities which, in accordance with the rights and attributes attaching or attributable thereto, provide (among other things) the holder of such particular Exchangeable Security the right to vote at all meetings of Unitholders.

1.2 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Declaration of Trust to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof and where reference is made in this Declaration of Trust to actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

1.3 Tax Act

Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Number and Gender

In this Declaration of Trust, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice versa; and words importing a gender shall include the feminine, masculine and neuter genders.

1.5 Headings for Reference Only

The division of this Declaration of Trust into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Declaration of Trust.

1.6 Day Not a Business Day

In the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day. This Section is not applicable to Sections 5.1, 5.2, 5.3 and 5.4.

1.7 Time of the Essence

Time shall be of the essence in this Declaration of Trust.

1.8 Governing Law

This Declaration of Trust and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Trust

The Trustee hereby declares and agrees to hold the Trust Assets in trust for the use and benefit of Unitholders, their successors, permitted assigns and personal representatives, and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.2 Initial Contribution

It is acknowledged and agreed that the Initial Unitholder has paid, concurrently with the execution of the Initial Declaration of Trust, the Initial Contribution to the Initial Trustees for the purpose of settling the Trust, and the Initial Unitholder was issued one Trust Unit in the Trust.

2.3 Name of Trust

(a) The Trust shall be known and designated as the "KEYERA FACILITIES INCOME FUND" and, whenever practicable, lawful and convenient, the

property of the Trust shall be held and the affairs of the Trust shall be conducted and transacted under that name.

(b) If the Trustee determines that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustee deems appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Trust hereby created shall be located at 600, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4 or such other place or places in Canada as the Trustee may from time to time designate.

2.5 Nature of the Trust

The Trust is an unincorporated open-ended trust, established for the purposes specified in Section 4.1. The Trust is not, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee is not and shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Declaration of Trust.

2.6 Rights of Unitholders

The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein. Except as provided herein, no Unitholder shall be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trustee. The legal ownership of the assets of the Trust and the right to conduct the activities of the Trust are vested exclusively in the Trustee, or such other persons as the Trustee may determine, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders shall be entitled to interfere with or give any direction to the Trustee with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee under this Declaration of Trust. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.7 Unitholders Bound

This Declaration of Trust shall be binding upon all persons who become Unitholders from time to time. By acceptance of a Unit Certificate representing any Units or, during use of the Book-Entry System for the Units, upon completion of a purchase of a Unit, the

Unitholder thereof shall be deemed to agree to be bound, and shall be so bound, by this Declaration of Trust.

2.8 Liability of Unitholders

(a) No Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person, and no resort shall be had to, nor shall recourse or satisfaction be sought from the private property of any Unitholder for any liability whatsoever in connection with:

(i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom;

(ii) the obligations or the activities or affairs of the Trust;

(iii) any actual or alleged act or omission of the Trustee, the Administrator or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(iv) any act or omission of the Trustee, the Administrator or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Administrator or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust);

(v) any transaction entered into by the Trustee, the Administrator or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or

(vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustee, the Administrator or by any other person on behalf of or in connection with the activities or affairs of the Trust,

(collectively, "**Trust Liabilities**").

(b) No Unitholder, in its capacity as such, shall be liable to indemnify the Trustee or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in

respect thereof, shall be enforceable only against, and shall be satisfied only out of, the Unitholder's share of the Trust Assets represented by its Units.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units

(a) The beneficial interests in the Trust shall be divided into interests of three classes, described and designated as "Trust Units", "Special Non-Voting Units" and "Special Trust Units", respectively, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units, Special Non-Voting Units and/or Special Trust Units registered in the name of the Unitholder.

(b) Subject to Section 6.5, each Trust Unit represents an equal undivided beneficial interest in any distribution from the Trust (whether of Income of the Trust, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

(c) Each Special Non-Voting Unit shall not be entitled to any interest or share in the distributions or net assets of the Trust. Special Non-Voting Units may only be issued as part of or in connection with the 2007 Reorganization. Special Non-Voting Units shall not entitle the holder thereof to receive notice of or vote at any meeting of Unitholders or in respect of any written resolution of Unitholders. Each Special Non-Voting Unit shall be redeemable by the Trust and shall be retractable by the holder thereof, in either case on demand by written notice and at a price of $0.01 per Special Non-Voting Unit. Each Special Non-Voting Unit (to the extent not previously redeemed or retracted and in lieu of any subsequent payment) shall be entitled to a payment of $0.01 per Special Non-Voting Unit in the event of termination or winding-up of the Trust. For greater certainty, holders of Special Non-Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interests in any assets of the Trust on termination or winding-up of the Trust.

(d) Each Special Trust Unit shall not be entitled to any interest or share in the distributions or net assets of the Trust. Special Trust Units may be issued in series and shall only be issued in connection with or in relation to Exchangeable Securities on such terms and conditions as may be determined by the Trustee. A Special Trust Unit shall be issued in tandem with each

Exchangeable Security issued. Each Special Trust Unit shall entitle the holder of record thereof to a number of votes at all meetings of Unitholders or in respect of any written resolution of Unitholders equal to the number of Trust Units into which the Exchangeable Security to which such Special Trust Unit relates is, directly or indirectly, exchangeable, or convertible (other than in respect of Exchangeable Securities which have been so exchanged or converted and are held by the Trust or an affiliate thereof). For greater certainty, holders of Special Trust Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interests in any assets of the Trust on termination or winding-up of the Trust.

(e) Concurrently with the issuance of any Exchangeable Securities and associated Special Trust Units, the Trust shall enter into such agreements, including voting and exchange trust agreements and exchangeable security support agreements, as may be necessary or desirable to properly provide for the terms of the Exchangeable Securities, including to provide for voting of such Special Trust Units.

3.2 Authorized Number of Units

The aggregate number of Trust Units, Special Non-Voting Units and Special Trust Units which is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units

(a) Units may be issued by the Trust at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines including pursuant to any unitholder rights plan, distribution reinvestment plan or any incentive option or other compensation plan established by the Trust, and, without limiting the generality of the foregoing, the Trustee may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Units from the Trust or from any other person or procuring or agreeing to procure purchasers for Units. Without limitation of the foregoing, the Trustee may create and issue rights, warrants (including so-called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration) or options to subscribe for Units which rights, warrants or options or other convertible securities may be exercisable at such subscription price or prices and at such time or times as the Trustee may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustee may determine. A right, warrant or option shall not be a Unit and the holder thereof shall not be a Unitholder.

(b) Units are only to be issued as fully paid in money, property, including an obligation to pay consideration in instalments, or past services, and are not to be subject to future calls or assessments, except that Units to be issued under

an offering may be issued for a consideration payable in instalments and the Trust may take a security interest over such Units for unpaid instalments.

3.4 No Fractional Units

Fractions of Units may only be issued pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7 and in connection with the 2007 Reorganization. Fractions of Units will not be entitled to vote at meetings of Unitholders.

3.5 Re-Purchase of Initial Trust Unit by Trust

Immediately after the Closing for the initial Offering pursuant to the Prospectus, the Trust will purchase the initial Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial Trust Unit to the Trust, for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Trust Units

(a) Immediately after the conversion of the Special Non-Voting Units into Trust Units as part of the 2007 Reorganization:

  (i) the number of outstanding Trust Units will automatically be consolidated such that each holder will hold after the consolidation the same number of Trust Units as such holder held immediately before the 2007 Reorganization; and

  (ii) each Trust Unit Certificate representing a number of Trust Units prior to the 2007 Reorganization shall be deemed to represent the same number of Trust Units.

(b) Immediately after any pro rata distribution of additional Trust Units to all holders of Trust Units pursuant to Section 5.7, the number of the outstanding Trust Units will automatically be consolidated such that each such holder will hold after the consolidation the same number of Trust Units as such holder held before the distribution of additional Trust Units. In this case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation.

(c) Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution, the Trust shall withhold from the cash portion of such distribution, if any, or the Unitholder shall make a cash payment to the Trust, of an amount equal to the amount of tax required to be remitted to the appropriate taxation authority by the Trust, or, if such withholding cannot be made by the Trust or such payment is not made by the Unitholder:

(i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld by the Trust on account of withholding taxes payable by the Unitholder in respect of the distribution; and

(ii) the consolidation shall not apply to any Trust Units so withheld.

Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units other than the withheld Trust Units.

3.7 No Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Unit.

ARTICLE 4
INVESTMENTS OF TRUST

4.1 Purpose of the Trust

The Trust is a limited purpose trust and its operations and activities shall be restricted to:

(a) investing in securities (whether debt or equity) of whatever nature or kind of, or issued by, a Keyera Entity, or of, or issued by, any other corporation, partnership, trust or other person involved, directly or indirectly, in the business of gathering, processing, transporting, buying, storing and selling petroleum, natural gas, natural gas liquids and other related products, electricity and thermal energy and other related businesses;

(b) investing in securities (whether debt or equity) of whatever nature or kind of, or issued by, any corporation, partnership, trust or other person involved, directly or indirectly, in the business of acquiring, developing and producing petroleum and natural gas reserves and other related products;

(c) acquiring, holding, maintaining, improving, leasing or managing any real property (or interest in real property) that is capital property of the Trust for purposes of the Tax Act;

(d) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Section 4.1(a), (b) and (c) and entering into hedging arrangements in relation thereto;

(e) temporarily holding cash and other short term investments in connection with and for the purposes of the Trust's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units and making distributions to Unitholders entitled to receive same;

(f) issuing Units and other securities of the Trust (including Exchangeable Securities, or warrants, options, subscription receipts or other rights to acquire Units or other securities of the Trust), for the purposes of:

  (i) obtaining funds to conduct the activities described above, including raising funds for further acquisitions;

  (ii) repayment of any indebtedness or borrowings of the Trust;

  (iii) establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust;

  (iv) carrying out any of the transactions contemplated by the Prospectus or the 2007 Reorganization; and

  (v) making non-cash distributions to holders of Trust Units as contemplated by this Declaration of Trust including in specie redemptions and distributions pursuant to distribution reinvestment plans, if any, established by the Trust;

(g) guaranteeing the obligations of any Keyera Entity pursuant to any debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for any obligations of the Trust, including obligations under any such guarantee;

(h) repurchasing or redeeming securities of the Trust, including Units, subject to the provisions of this Declaration of Trust and applicable law;

(i) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs (a) through (h) above; and

(j) undertaking such other activities or taking such actions including investing in securities as shall be approved by the Trustee from time to time,

provided that the Trust shall not, in any event, undertake any activity, take any action, or make any investment which would result in the Trust not being considered a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

4.2 Investment of Proceeds of Offering

At and immediately after the Time of Closing for the initial Offering pursuant to the Prospectus, the Trust shall use the proceeds from the sale of Trust Units issued on the initial Offering, net of expenses associated with the initial Offering, to subscribe for and acquire units and notes of KCT and shares of the Administrator all as more particularly described in the Prospectus.

4.3 Other Investments

To the extent that any monies or other property received by the Trust or the Trustee are not to be immediately used by the Trustee for the purpose of making distributions under Article 5 hereof, the Trustee is hereby authorized and, where prudent to do so, shall invest such monies in: (i) obligations issued or guaranteed by the Government of Canada or a province of Canada or any agency or instrumentality thereof; (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, division of The McGraw-Hill Companies, Inc.; or (iii) term deposits, interest-bearing accounts, certificates of deposit or banker's acceptances of or guaranteed by one of the six largest (in terms of total assets) Canadian chartered banks. For the purpose hereof, "short term" shall mean having a date of maturity or call for payment not more than 60 days from the date on which the investment is made.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Cash Flow of the Trust

The "Cash Flow of the Trust", for, or in respect of, any Distribution Period, shall be:

(a) all cash amounts which are received by the Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness;

(b) plus the proceeds of any issuance of Units or any other securities of the Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose;

(c) less all amounts which relate to the redemption of Trust Units and which have become payable in cash by the Trust in such Distribution Period and any expenses of the Trust, in such Distribution Period.

5.2 Computation of Income and Net Realized Capital Gains

(a) The "Income of the Trust" for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of income of a trust, and taking into account such adjustments thereto as are determined by the Trustee in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to Unitholders and such other amounts as may be determined in the discretion of the Trustee; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b) The "Net Realized Capital Gains" of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust in the year exceeds (i) the aggregate of the capital losses of the Trust in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Trust Units pursuant to Article 6, and (iii) the amount determined by the Trustee in respect of any net capital losses for prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year.

5.3 Distributions of Cash Flow of the Trust

The Trustee may, on or before each Distribution Record Date, declare payable to the holders of Trust Units on such Distribution Record Date, all or any part of the Cash Flow of the Trust for the Distribution Period which includes such Distribution Record Date. The proportionate share for each Trust Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on such Distribution Record Date. The share of such Cash Flow of the Trust (or portion thereof declared payable) attributable to each holder of Trust Units shall be an amount equal to the proportionate share for each Trust Unit of the amount of such Cash Flow of the Trust (or portion thereof declared payable) multiplied by the number of Trust Units owned of record by each such holder of Trust Units on such Distribution Record Date. Subject to Section 5.7, Cash Flow of the Trust which has been declared to be payable to holders of Trust Units in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to holders of Trust Units pursuant to Section 5.3, the Trustee may, subject to Section 3.1, declare to be payable and make distributions to Unitholders, from time to time, out of Income of the Trust, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

(b) Having regard to the present intention of the Trustee to allocate, distribute and make payable to holders of Trust Units all of the Income of the Trust, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustee, be due and payable to holders of Trust Units of record on December 31 in each such year:

(i) an amount equal to the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3, Section 5.4(a) and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Income of the Trust for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 5.3, Section 5.4(a) and Section 5.4(a) which have been determined by the Trustee, pursuant to Section 5.5, to have been payable by the Trust out of Net Realized Capital Gains for such year.

(c) The proportionate share of each Trust Unit of the amount of any distribution made pursuant to either or both of Sections 5.4(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units on the applicable record date in respect of a distribution pursuant to Section 5.4(a) and on December 31 in respect of a distribution pursuant to Section 5.4(b). Each holder of Trust Units' share of the amount of any such distribution shall be an amount equal to the proportionate share of each Trust Unit of such amount multiplied by the number of Trust Units owned of record by each such holder of Trust Units on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts which have been declared to be payable to holders of Trust Units pursuant to either Section 5.4(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 5.4(a) or December 31 in the applicable year in respect of a distribution pursuant to Section 5.4(b).

(d) In addition to the distributions which are made payable to holders of Trust Units, the Trustee may designate any capital gain realized by the Trust as a result of the redemption of Trust Units pursuant to Section 6.5 to the redeeming holders of Trust Units in accordance with that Section.

5.5 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such

amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations (or designated in respect of the Trust where the Trust is a beneficiary of another trust), net capital gains realized by the Trust in the year (or designated in respect of the Trust where the Trust is a beneficiary of another trust) and foreign source income of the Trust for the year, as well as elect under Subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to such Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the nontaxable portion of the capital gains of the Trust which are encompassed in such distribution. Without limiting the generality of the foregoing, the Trustee may designate any capital gain realized by the Trust as a result of the redemption of Units pursuant to Section 6.5 to the redeeming Unitholders in accordance with that Section 6.5.

5.6 Enforceability of Right to Receive Distributions

Subject to Section 2.8(c), for greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment of any amount payable to such Unitholder as a result of any distribution which is declared payable to such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions

(a) Where the Trustee determines that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustee, include the issuance of additional Trust Units, or fractions of Trust Units, if necessary, having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustee to be available for the payment of such distribution.

(b) The value of each Trust Unit which is issued pursuant to Section 5.7(a) shall be the closing market price (as defined in Section 6.3) of the Trust Units on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, on the applicable Distribution Record Date in respect of a distribution under Section 5.4(a) or December 31 in respect of a distribution under Section 5.4(c), provided that if the particular date is not a Business Day then the closing market price (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustee may deduct or withhold from distributions payable to any holder of Units all amounts required by law to be withheld from such distribution. In addition, non-Resident

Unitholders will be required to pay all withholding taxes payable in respect of any distributions in the form of additional Trust Units under Section 5.7.

5.9 Definitions

Unless otherwise specified or the context otherwise requires, any term in this Article 5 which is defined in the Tax Act shall have for the purposes of this Article 5 the meaning that it has in the Tax Act.

5.10 Distribution Reinvestment and Unit Purchase Plan

Subject to any required regulatory approvals (and any Unitholder approval imposed by regulatory requirements), the Trustee may, acting in its sole discretion, establish one or more Unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, Trust Unit option plans, incentive option plans or other compensation plans at any time and from time to time.

ARTICLE 6
REDEMPTION OF TRUST UNITS

6.1 Right of Redemption

Each holder of Trust Units shall be entitled to require the Trust to redeem at any time or from time to time at the demand of such Unitholder all or any part of the Trust Units registered in the name of such Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

6.2 Exercise of Redemption Right

(a) To exercise a right to require redemption of Trust Units under this Article 6, a duly completed and properly executed notice requesting the Trust to redeem Trust Units, in a form reasonably acceptable to the Trustee, specifying the number of Trust Units to be so redeemed, shall be sent by a holder of Trust Units to the Trust at the head office of the Trust and to CDS. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustee and CDS and is accompanied by any further evidence that the Trustee or CDS may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions thereon which are declared payable to the holders of Trust Units of record on a date which is subsequent to the day of receipt by the Trust of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust and CDS

have, to their satisfaction, received the notice and other required documents or evidence as aforesaid.

6.3 Cash Redemption

(a) Subject to Section 6.4, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Redemption Price**") equal to the lesser of:

(i) 90% of the weighted average price per Trust Unit at which the Trust Units have traded on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) during the period of the last 10 trading days during which the Trust Units traded on such exchange or market immediately prior to the date on which the Trust Units were tendered for redemption; and

(ii) 100% of the "closing market price" on the principal stock exchange on which the Trust Units are listed (or, if the Trust Units are not listed on any such exchange, on the principal market on which the Trust Units are quoted for trading) on the date that the Trust Units were tendered for redemption.

For the purposes of Section 6.3(a)(ii), the "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date on which the Trust Units were tendered for redemption and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of Trust Units on the date on which the Trust Units were tendered for redemption if there was trading and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; or the average of the last bid and ask prices on the date if there was no trading on the date.

(b) Subject to Sections 6.4 and 6.5, the Redemption Price payable in respect of the Trust Units surrendered for redemption during any calendar month shall be satisfied by way of cash payment within five days after the end of the calendar month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former holder of Trust Units unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former holders of Trust Units in respect of the Trust Units so redeemed.

6.4 No Cash Redemption in Certain Circumstances

Section 6.3(b) shall not be applicable to Trust Units tendered for redemption by a holder of Trust Units, if:

(a) the total amount payable by the Trust pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000 (the "**Monthly Limit**"); provided that the Trustee may, in its sole discretion, waive such limitation in respect of all Trust Units tendered for redemption in any calendar month; Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust pursuant to Section 6.3(b) exceeds the Monthly Limit will be redeemed for cash pursuant to Section 6.3(b) and, unless any applicable regulatory approvals are required, by a distribution in specie under Section 6.5, on a pro rata basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or traded or quoted on any stock exchange or market which the Trustee considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10-day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

6.5 In Specie Redemption

If, pursuant to Section 6.4, Section 6.3(b) is not applicable to Trust Units tendered for redemption by a holder of Trust Units, then such holder of Trust Units shall, instead of the Redemption Price per Trust Unit specified in Section 6.3, be entitled to receive a price per Trust Unit (the "**in specie Redemption Price**") equal to the fair market value of a Trust Unit as determined by the Trustee in its discretion, and the in specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied, at the discretion of the Trustee by way of:

(i) the issuance to or to the order of the redeeming Unitholder such aggregate amount of Redemption Notes as is equal to the aggregate in specie Redemption Price payable to such Unitholder as determined in the discretion of the Trustee;

(ii) the distribution, tender or transfer to or to the order of the redeeming Unitholder of Trust Assets, the value of which is equal to the aggregate in specie Redemption Price payable to such Unitholder as determined in the discretion of the Trustee; or

(iii) in the event Section 6.4(a) applies, by any combination of the issuance of Redemption Notes, the distribution of Trust Assets and cash payment (by way of cheque), to or to the order of the redeeming Unitholder, the value of which, taken together, is equal to the aggregate in specie Redemption Price payable to such Unitholder as determined in the discretion of the Trustee.

Each Redemption Note issued to a redeeming Unitholder shall be in the principal amount of $100. No fractional Redemption Notes shall be distributed and where the number of Redemption Notes to be received upon redemption by a redeeming Unitholder would otherwise include a fraction, that number shall be rounded down to the next lowest whole number.

In respect of any Trust Assets being transferred in payment of the in specie Redemption Price, the Trust shall be entitled to all interest paid or accrued and unpaid in respect of such Trust Assets (including any instruments on which interest is accruing), to and including the date of transfer thereof.

The in specie Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid within five Business Days after the end of the calendar month in which the Trust Units were tendered for redemption.

Payments by the Trust of the in specie Redemption Price are conclusively deemed to have been made upon the mailing of the Redemption Notes, the documents evidencing ownership of the Trust Assets distributed and/or a cheque in the lawful money of Canada for any cash payment, as the case may be, by registered mail in a postage prepaid envelope addressed to the former Unitholder. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of Trust Units so redeemed to the extent of the amount of such Redemption Notes, Trust Assets and/or cash payment, as the case may be.

6.6 Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust.

6.7 Cancellation of all Redeemed Trust Units

All Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

6.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

6.9 Retraction of Special Trust Units

At such time as no Exchangeable Securities (other than Exchangeable Securities owned by the Trust and its affiliates) relating to a Special Trust Unit are outstanding, and no shares of stock, debt, options or other securities or agreements which could give rise to the issuance of any such Exchangeable Securities to any person (other than the Trust and its affiliates) exist, the applicable Special Trust Unit shall automatically be redeemed by the Trust and cancelled. Upon any such redemption or other purchase or acquisition of a Special Trust Unit by the Trust, such Special Trust Unit shall be deemed retired and cancelled and may not be reissued.

ARTICLE 7
TRUSTEE

7.1 Number and Term

There shall be one Trustee of the Trust. The appointment of the Replacement Trustee as Trustee is hereby ratified and confirmed. The term of office of the Trustee commences from the date on which its election or appointment becomes effective and shall continue until the earlier of the date of the termination of the Trust, the effective date of the Trustee's resignation in accordance with Section 8.3, the effective date of the removal of the Trustee by the Unitholders in accordance with Section 8.3, or the effective date of the removal of the Trustee by the Administrator in accordance with Section 8.3.

ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEE

8.1 Qualifications of the Trustee

The Trustee shall be a body corporate which shall at all times during which it is the Trustee:

(a) be incorporated under the laws of Canada or of a province thereof;

(b) be resident in Canada for the purposes of the Tax Act;

(c) be authorized and registered under the laws of the Province of Alberta to carry on the business of a trust company; and

(d) have reported on its audited consolidated financial statements for its then most recently completed financial year shareholders' equity of at least $50 million,

which audited financial statements shall be dated not more than 140 days after the end of such financial year.

8.2 Election of the Trustee

(a) The Unitholders entitled to vote may at any time elect a body corporate that meets the qualification of Section 8.1 to be the Trustee for a specified term, or until the earlier of the date of the termination of the Trust, the effective date of the Trustee's resignation in accordance with Section 8.3, the effective date of the removal of the Trustee by the Unitholders in accordance with Section 8.3, or the effective date of the removal of the Trustee by the Administrator in accordance with Section 8.3 provided that neither the Trustee nor the Board of Directors shall have any obligations to call a meeting for the purpose of such an election.

(b) In the event that the Trustee shall resign or be removed and the Unitholders shall not have elected a Trustee to take the place of the retiring Trustee, the Board of Directors may appoint a corporation which meets the qualification of Section 8.1 to be the Trustee.

(c) The election or appointment of a Trustee (other than the appointment of the Replacement Trustee as Trustee upon the execution of the Supplemental Indenture appointing the Replacement Trustee) shall not become effective unless and until such person has, either before or after such election or appointment, executed and delivered to the Trust an acceptance substantially as follows:

"To: Keyera Facilities Income Fund
(the "**Trust**")

And to: The Administrator thereof

The undersigned hereby accepts its election or appointment as the Trustee of the Trust and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's election or appointment as the Trustee of the Trust, to thereby become a party, as the Trustee, to the Declaration of Trust pursuant thereto.

Dated: ______________________________

[print name] ______________________________

[signature] ______________________________

Upon the later of a person being elected or appointed as the Trustee hereunder and executing and delivering to the Trust an acceptance substantially as set forth above, such person shall become the Trustee hereunder and shall be deemed to be a party (as the Trustee) to this Declaration of Trust, as amended from time to time.

An act of the Trustee is valid notwithstanding an irregularity in the election or appointment of the Trustee or a defect in the qualifications thereof.

8.3 Resignation and Removal of the Trustee

(a) The Trustee may resign its trust hereunder by giving to the Administrator not less than 90 days prior written notice of such resignation.

(b) The Trustee may be removed at any time with or without cause by Ordinary Resolution passed in favour of the removal of the Trustee.

(c) The Trustee may be removed at any time by the Administrator by notice in writing to the Trustee if, at any time:

(i) the Trustee shall no longer satisfy all the requirements of Section 8.1;

(ii) the Trustee shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, to wind up its affairs;

(iii) all of the assets of the Trustee, or a substantial part thereof, shall become subject to seizure or confiscation; or

(iv) the Trustee shall otherwise become incapable of performing its responsibilities under this Declaration of Trust.

(d) Any resignation or removal pursuant to Section 8.3(a), (b) or (c) shall take effect on the earlier of: (i) 90 days after the date notice of such resignation is duly given, such Ordinary Resolution is approved, or such notice of the Administrator is given, as the case may be, and (ii) the date a successor Trustee is appointed or elected.

(e) If no successor Trustee has been appointed or elected within 60 days of (i) the Trustee's notice of resignation under Section 8.3(a), (ii) the approval of the Ordinary Resolution referred to in Section 8.3(b) or (iii)the giving of notice by the Administrator to remove the Trustee under Section 8.3(c), as the case may be, any Unitholder, the Trustee, the Administrator or any other interested person may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

(f) Upon the resignation or removal of the Trustee or the Trustee otherwise ceasing to be the Trustee, the Trustee shall cease to be a party to the Administration Agreement and shall execute and deliver all such documents and instruments and do all such acts and things as the Administrator may reasonably request in order to effectively remove the Trustee as a party to the Administration Agreement and to assign its right, title and interest therein to a successor Trustee appointed or elected.

(g) Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, the Trustee shall:

(i) cease to have rights, privileges, powers and authorities of a Trustee hereunder;

(ii) execute and deliver such documents as the Administrator shall reasonably require for the conveyance, to a successor Trustee, of any Trust Assets held in the Trustee's name, and shall provide for or facilitate the transition of the Trust's activities and affairs to such successor Trustee; and

(iii) account to the Administrator as the Administrator may require for all property, including the Trust Assets, which the Trustee held or then holds as Trustee.

(h) Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as a Trustee) to this Declaration of Trust provided, however, that such Trustee shall continue to be entitled to payment of any amounts owing by the Trust to the Trustee which accrued prior to its ceasing to hold office as Trustee; and provided further that such Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation of liability provisions which are expressly set out herein and by their terms are for the benefit of the Trustee and its directors, officers, employees, shareholders and agents (as the case may be).

(i) The resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, shall not affect any liabilities of the Trustee in respect of or in any way arising under or out of the Declaration of Trust which have accrued prior to such resignation, removal or termination.

8.4 Vacancies

No vacancy in the office of the Trustee shall operate to annul this Declaration of Trust or affect the continuity of the Trust.

8.5 Successor Trustee

The rights of the Trustee, subject to the terms hereof, to control and administer the Trust, all other rights of the Trustee at law, and the interest of the Trustee, as trustee of the Trust, in the Trust Assets shall vest automatically in any person who may hereafter become the Trustee upon its due election or appointment and qualification, in accordance with the terms hereof, without any further act and it shall thereupon have all the rights, privileges, powers, authorities, obligations and immunities of the Trustee hereunder. Such rights and interest shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 8.3 or otherwise.

8.6 Compensation and Other Remuneration

The Trustee shall be entitled to receive for its services as Trustee:

(a) such reasonable compensation as shall be negotiated between the Administrator on behalf of the Trust and the Trustee;

(b) reimbursement of the Trustee's reasonable out-of-pocket expenses incurred in acting as the Trustee; and

(c) fair and reasonable remuneration for services rendered to the Trust in any other capacity, which services may include, without limitation, services as the Transfer Agent for any securities issued by the Trust.

The Trustee shall, in respect of amounts payable or reimbursable to the Trustee pursuant to this Declaration of Trust, have a priority over distributions to Unitholders pursuant to Article 5 or Section 14.6.

ARTICLE 9
CONCERNING THE TRUSTEE

9.1 Powers of the Trustee and Delegation

(a) The Trustee, subject to the specific limitations contained in this Declaration of Trust, shall have, without further or other action or consent, and free from any power or control on the part of the Unitholders, but subject to the delegation to the Administrator contained herein, full and absolute power, control and authority over the Trust Assets and over the affairs of the Trust to the same extent as if the Trustee were the sole and absolute beneficial owner of the Trust Assets in its own right, to do all such acts and things as in its judgment and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder. In construing the provisions of this Declaration of Trust, presumption shall be in favour of the granted powers and authority to the Trustee, and the delegation thereof to the Administrator. The enumeration of any specific power or authority herein (including in Section 9.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee. To the maximum extent permitted by law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by Trustee.

(b) In performing its functions hereunder, the Trustee shall and hereby does delegate to the Administrator:

(i) the power, authority and responsibility to make all decisions required to be made by the Trustee from time to time in relation to the Trust including, without limitation, the power, authority and responsibility

for any and all matters referred to in the Administration Agreement and all matters relating to the redemption of Units; the acquisition of Trust Assets by the Trust and the negotiation of agreements respecting thereto; and matters relating to any Offering including:

(A) the listing and maintaining of the listing on the Toronto Stock Exchange of the Trust Units or any other securities of the Trust or its affiliates;

(B) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded;

(C) ensuring compliance with all applicable laws;

(D) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; and

(E) all matters concerning the terms of the sale or issuance of securities including without limitation all matters concerning any Underwriting Agreement; and

(ii) the consideration of, or response to an Offer, including:

(A) any Unitholder rights protection plan (or amendment or waiver thereof) either prior to or during the course of any Offer;

(B) any defensive action either prior to or during the course of any Offer, the consideration of alternatives to any Offer which shall include continuing the Trust in its current form;

(C) the preparation of any "Directors' Circular" in response to any Offer;

(D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer;

(E) any regulatory or court action in respect of any related matters; and

(F) the carriage of all related and ancillary matters,

provided that notwithstanding the foregoing, the Trustee shall not be required to execute any "Directors' Circular" or similar public disclosure document. For greater certainty, the Trustee shall have no

liability whatsoever for any of such actions, as they shall be exclusively within the authority of the Administrator;

(iii) the matters described in Section 9.2;

(iv) the powers and authorities of the Trust that are necessary or desirable to enable the Administrator to fully implement each decision made by it within the scope of the power, authority and responsibility delegated to it hereunder including, without limitation, the power to further delegate from time to time, such powers and authorities, or any of them, to such person or persons the Administrator determines appropriate and qualified to exercise such power and authorities.

The Administrator may, and if directed by the Administrator in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Administrator shall have authorized within the scope of any authority delegated to it hereunder.

9.2 Specific Powers and Authorities

Subject to the specific limitations contained in this Declaration of Trust and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustee may have by virtue of any present or future statute or rule of law, but subject to the delegation to the Administrator contained herein, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may or may not be exercised by the Trustee in such manner and upon such terms and conditions as it may from time to time determine proper including the powers and authorities to do the following or to cause the same to be done:

(a) supervise the activities and manage the investments and affairs of the Trust;

(b) maintain records and provide reports to Unitholders;

(c) collect, sue for and receive all sums of money due to the Trust;

(d) effect payment of distributions to Unitholders as provided in Article 5;

(e) invest funds of the Trust as provided in Article 4;

(f) possess and exercise all the rights, powers and privileges pertaining to the ownership of the securities of the Keyera Entities and all or any part of the Trust Assets, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(g) where reasonably required, engage or employ on behalf of the Trust any persons as agents, representatives, administrators, employees or independent contractors (including, without limitation, investment advisors, registrars, transfer agents, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) except as prohibited by law, delegate any of the powers and duties of the Trustee to any one or more agents, representatives, administrators, officers, employees, independent contractors or other persons without liability to the Trustee, except as provided in this Declaration of Trust;

(i) engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(j) arrange for insurance contracts and policies insuring the Trust, its assets, the Keyera Entities, the Trustee, the Unitholders or the directors, officers, employees or agents of any of them, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee, the Unitholders or any Keyera Entity or any director, officer, employee or agent of any of them;

(k) cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the Trust Assets be held by and/or in the name of any person or persons other than the Trustee or the Trust, the Trustee shall require such person or persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(l) issue Units, Exchangeable Securities or other rights, warrants, options or other securities convertible into or exchangeable for Units, for such consideration as the Trustee may deem appropriate in its sole discretion, such issuance to be subject to the terms and conditions of the Declaration of Trust;

(m) do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust;

(n) enter into or perform the obligations of the Trust under and in respect of any and all agreements to which the Trust becomes a party including, but not limited to, the Administration Agreement;

(o) approve the form of and sign the certificates for Units or other securities issued by the Trust;

(p) in addition to the mandatory indemnification provided for in Sections 9.8 and 9.9, to the extent permitted by law, indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings including, without limitation, the Trustee, the Depository, registrar and transfer agent or escrow agent, and the directors and officers of any Keyera Entity, to such extent as the Trustee shall determine;

(q) with the approval or confirmation of Unitholders entitled to vote thereon, enact (and from time to time amend or repeal) by-laws consistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(r) without limit as to amount, issue any type of debt securities or convertible debt securities and borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for other expenses incurred in connection with the Trust and enter into hedging arrangements with respect thereto and for such purposes, draw, make, execute and issue promissory notes and other, negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Trust or in Trust Assets or engage in any other means of financing the Trust;

(s) pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustee in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets, undertaking or income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of Income of the Trust or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustee will seek the advice of the Trust's counsel or the Auditor), and do all such other acts and things as may be deemed by the Trustee in its sole discretion to be necessary, desirable or convenient;

(t) guarantee the obligations of any of the Keyera Entities and any subsidiary of any of them and any other subsidiary of the Trust pursuant to any debt for borrowed money or other obligation incurred by such entity in good faith for

the purpose of carrying on its business, and pledging securities and other property owned by the Trust as security for such guarantee;

(u) grant security, in any form, over any or all of the Trust Assets to secure any or all of the obligations of the Trust including its obligations under any guarantee;

(v) vote in favour of the Trust's nominees to act as directors of any corporation directly owned by the Trust; and

(w) do all such other acts and things which the Trustee is authorized to do under this Declaration of Trust and all other acts and things as are incidental to or related to any of the foregoing, and exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

Each of the Trustee and the Administrator shall, except as may be prohibited by law or expressly by this Declaration of Trust, have the right to delegate or further delegate authority for the above-referenced matters where the Trustee or the Board of Directors determines in its sole discretion that such delegation is desirable to effect the administration of the Trust under this Declaration of Trust.

9.3 Securities Held by the Trust

Subject to the provisions hereof, the securities of the Keyera Entities and any other person held from time to time by the Trustee as part of the Trust Assets may be voted by the Trustee at any and all meetings of holders of such securities at which such holders are entitled to vote.

9.4 Restrictions on Trustee's Powers

(a) Notwithstanding Section 9.3, the Trustee may not under any circumstances whatsoever vote or permit the voting of the securities of any Keyera Entity to authorize:

(i) any sale, lease or other disposition of all or substantially all of the assets of KEP LP or the Administrator, except in conjunction with an internal reorganization or a pledge in accordance with Section 9.2(r);

(ii) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving KEP LP or the Administrator, except in conjunction with an internal reorganization;

(iii) the winding-up, liquidation or dissolution of KEP LP or the Administrator prior to the end of the term of the Trust;

(iv) any material amendment to the limited partnership agreement of KEP LP or the articles of the Administrator, in a manner which may be prejudicial to the Trust; or

(v) any issue or transfer of voting securities of the Administrator to any person other than the Trust, except in conjunction with an internal reorganization,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

(b) Except as part of an internal reorganization pursuant to which the Trust has the same interest, whether direct or indirect, in the Trust Assets as the interest, whether direct or indirect, that it had prior to the reorganization, the Trustee shall have no power to:

(i) issue Redemption Notes except pursuant to an in specie redemption under Section 6.5; or

(ii) sell all or substantially all of the Trust Assets or cause KEP LP to sell all or substantially all of its assets except with the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

(c) At all times at which Directors of the Administrator are to be elected by the shareholders of the Administrator the Trustee shall vote the shares of the Administrator which are held by the Trust for the election as Directors of the Administrator of those persons elected to serve as the Board of Directors by the Unitholders pursuant to Section 12.1.

9.5 Banking

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee or the Administrator may designate, appoint or authorize from time to time and shall be transacted on the Trust's behalf by one or more officers of the Trustee or the Administrator as the Trustee or the Administrator may designate, appoint or authorize from time to time.

9.6 Standard of Care and Duties

(a) The Trustee shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Trustee shall not be liable in carrying out its duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the investments or business or affairs of the Trust.

(b) In exercising its powers and discharging its duties under this Declaration of Trust, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Trust and in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent administrator having responsibilities of a similar nature would exercise in comparable circumstances.

9.7 Limitations on Liability of Trustee

(a) Subject to the standard of care, diligence and skill set forth in Section 9.6, none of the Trustee nor any director, officer, employee or agent thereof shall be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, prima facie, properly executed; for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security; for the loss or disposition of monies or securities; or for any other action or failure to act including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by KEP LP to perform obligations or pay monies owed to the Trust, except for a breach of the standard of care, diligence and skill as set out in Section 9.6. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Declaration of Trust, the Trustee may act or refuse to act based on the advice of such expert or advisor and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the standard of care, diligence and skill set out in Section 9.6 hereof, the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor which it is reasonable to conclude is within the expertise of such expert or advisor to give.

(b) Subject to the standard of care, diligence and skill set forth in Section 9.6, none of the Trustee nor any officer, director, employee or agent thereof shall be subject to any liability whatsoever in tort, contract or otherwise, in connection with Trust Assets or the affairs of the Trust, including, without

limitation, in respect of any loss or diminution in value of any Trust Assets, to the Trust or to the Unitholders or to any other person for anything done or permitted to be done by the Trustee. The Trustee shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust arising out of anything done or permitted or omitted to be done in respect of the execution of the duties of the office of Trustee for or in respect to the affairs of the Trust. No property or assets of the Trustee, owned in its personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustee in its personal capacity. The Trust shall be solely liable therefor and resort shall be had solely to the Trust Assets for payment or performance thereof.

9.8 Indemnification of Trustee and others

Each Trustee, each officer of the Trust, each Director, officer, employee or agent of the Administrator or of any Keyera Entity, each director, officer, employee and agent of the Trustee and each person who formerly held any of such positions, (collectively, "**Indemnified Persons**") shall be entitled to be and shall be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Indemnified Person in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Person is made a party by reason of being or having held such position or been, at the request of the Trust or any Keyera Entity, a trustee, director or officer of any entity in which a Keyera Entity has an interest; provided that an Indemnified Person shall not be indemnified out of the Trust Assets in respect of any such amounts that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust, the Keyera Entity or such entity in which a Keyera Entity has an interest, as the case may be, or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Indemnified Person did not have reasonable grounds for believing his or her conduct was lawful.

9.9 Indemnification of Trustee

The Trust (to the extent of the Trust Assets) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all costs, charges, damages and expenses sustained, suffered or incurred in respect of any claim, action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust or the carrying out of any of the

Trustee's duties and responsibilities under this Declaration of Trust or the exercise of any power, authority or discretion pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of the Administrator providing or omitting to provide services to the Trust or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other liabilities, losses, costs, charges, taxes, damages, expenses, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 9.9 shall not apply.

9.10 Environmental Indemnity

The Trust (to the extent of the Trust Assets) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents and each of all of their respective heirs, executors, successors and assigns (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") against all liabilities, asserted liabilities, losses, costs, charges, damages, expenses, and penalties (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties or any of them to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties, or any of them, to third parties for the third parties' foreseeable and unforeseeable consequential damages) sustained, suffered or incurred in connection with or as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise or performance by the Trustee of any rights or obligations hereunder or under any other contracts;

and which result from or relate, directly or indirectly, to

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust or the Administrator or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Trust or the Administrator, or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Administrator relating to any Property.

For purposes of this Section:

(g) "**liability**" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment; and

(h) "**Property**" shall mean any interest in petroleum and natural gas rights, facilities, tangibles and other assets which may be owned by KEP LP, its subsidiaries or by any other entity in which the Trust has directly or indirectly invested from time to time.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability to the extent resulting principally and directly from the gross negligence, wilful default or fraud of the Indemnified Party.

9.11 Limitation on Indemnities

No Person shall be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or Trustee or Indemnified Person shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

9.12 Contractual Obligations of Trust

In respect of any obligations or liabilities being incurred by the Trust or the Trustee or the Administrator on behalf of the Trust, the Trustee or the Administrator and the Trust shall make all reasonable efforts to include as a specific term of such obligations or liabilities a

contractual provision to the effect that neither the Unitholders nor the Trustee nor the Administrator shall have any personal liability or obligations in respect thereof. The omission of such statement from any such document or instrument shall not render the Trustee or the Unitholders liable to any person, nor shall the Trustee, the Administrator or the Unitholders be liable for such omission. If, notwithstanding this provision, the Trustee, the Administrator or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation such Trustee, the Administrator or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability.

9.13 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Declaration of Trust, the Trustee is hereby expressly permitted to:

(a) be an associate or an affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an associate or an affiliate of, a person with whom the Trust or the Administrator contracts or deals or which supplies services or extends credit to the Trust or the Administrator;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Assets, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to the Trust or to other trusts and other persons for gain, including acting as trustee, registrar and transfer agent for issues of securities of the Trust; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

9.14 Conditions Precedent

The obligation of the Trustee to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding shall be conditional upon sufficient funds being available to the Trustee from the Trust Assets to commence or

continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Declaration of Trust shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of its duties or in the exercise of any of their rights or powers unless it is given an indemnity and funding satisfactory to the Trustee, acting reasonably.

9.15 Reliance Upon Trustee and Officers

Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustee or any officer of the Trust appointed by the Trustee as to the capacity, power and authority of the Trustee or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustee or officers of the Trust shall be bound to see the application of any funds or property passing into the hands or control of the Trustee or officers of the Trust. The receipt of the Trustee or officers of the Trust for monies or other consideration shall be binding upon the Trust.

9.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 10
DELEGATION OF POWERS

10.1 The Administrator

Except as expressly prohibited by law, the Trustee is empowered to delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees, and does so delegate as set out herein. The Administrator shall have the powers and duties expressly provided for in Article 9, in this Article 10, and elsewhere herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement) including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform. The Trustee is authorized to enter into the Administration Agreement with the Administrator pursuant to the authority provided for hereunder, and to enter into any amendments thereto approved by the Administrator.

10.2 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall have all power and authority with respect to the matters set forth in Section 9.1, however, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements related thereto (including, without limitation, stock exchange related matters, underwriting and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Administrator, not by way of a delegation but by way of an allocation of responsibilities under this Declaration of Trust. In furtherance thereof, where certification is required under securities laws, the Administrator (which may authorize any directors or officers of the Administrator to do so) shall execute such certification on behalf of the Trust, and shall seek not to have any certification on behalf of the Trust by the Trustee.

10.3 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Administrator or to the Board of Directors hereunder or under the Administration Agreement, and the Trustee, in relying upon the Administrator and in entering into the Administration Agreement, shall be deemed to have complied with its obligations under Article 9 and shall be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

10.4 Compliance

The Administrator shall be required to notify the Trustee of any defaults hereunder or under the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under this Indenture and the Administration Agreement.

10.5 Special Duties of the Administrator

(a) It shall be the responsibility of the Administrator to monitor compliance by the Trust with the requirements of the Tax Act relating to the maintenance of the Trust's "mutual fund trust status" pursuant to Subsection 132(6) of the Tax Act.

(b) The Administrator shall use its commercially reasonable efforts to maintain the qualification of the Trust at all times as a mutual fund trust and, if the Administrator becomes aware that a situation has arisen or is imminent that may jeopardize the Trust's mutual fund trust status, it shall take such steps as are necessary or desirable in accordance with Section 13.5 to cause the Trust to maintain its mutual fund trust status.

ARTICLE 11
AMENDMENT

11.1 Amendment

The provisions of this Declaration of Trust, except where specifically provided otherwise, may only be amended by Special Resolution; provided that the provisions of this Declaration of Trust may be amended by the Trustee with the approval of the Board of Directors, but without the consent, approval or ratification of the Unitholders or any other person, at any time:

(a) for the purpose of ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(b) in a manner which, in the opinion of the Board of Directors, provides additional protection for the Unitholders;

(c) to remove any conflicts or inconsistencies in this Declaration of Trust or to make minor corrections which are, in the opinion of the Board of Directors, necessary or desirable and not prejudicial to the Unitholders;

(d) in a manner which, in the opinion of the Board of Directors, is necessary or desirable as a result of changes in Canadian taxation laws; or

(e) to change the situs of, or the laws governing, the Trust which, in the opinion of the Board of Directors is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability,

but notwithstanding the foregoing, no such amendment shall modify the voting rights of any Unit or reduce the fractional undivided interest in the Trust Assets represented by any Trust Unit without the consent of the holder of such Unit, and no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of this Section 11.1 without the consent of the holders of all of the Units then outstanding.

11.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 11.1 and in any event not later than the date the Trust is required to provide the financial disclosure in Section 16.7, the Trustee shall furnish notification of the substance of such amendment to Unitholders, whether as part of such financial disclosure or otherwise.

ARTICLE 12
MEETINGS OF UNITHOLDERS

12.1 Annual and Special Meetings of Unitholders

(a) Annual meetings of the Unitholders shall be called on a day on or before June 30 in each year, at a time and at a place in Canada set by the Board of Directors or, failing such direction, by the Trustee. The business transacted at such meetings shall include the presentation of the audited financial statements of the Trust for the immediately preceding year, the election of the Board of Directors for the ensuing year, the appointment of the auditors for the ensuing year in accordance with Article 17 and the transaction of such other business as Unitholders may be entitled to vote upon as hereinafter in this Article 12 provided, or as the Trustee or the Board of Directors may determine or as may be properly brought before the meeting.

(b) Special meetings of the Unitholders may be called at any time by the Trustee or by the Board of Directors.

(c) Unitholders holding in the aggregate not less than 5% of all votes entitled to be voted at a meeting of Unitholders may requisition the Trustee to call a special meeting of Unitholders for the purposes stated in the requisition. The requisition shall (A) be in writing, (B) set forth the name and address of, and number of Trust Units, other Units entitled to vote at a meeting of Unitholders and Voting Exchangeable Securities (and votes attached thereto which, in the aggregate, must not be less than 5% of all votes entitled to be voted at a meeting of Unitholders) held by, each person who is supporting the requisition, and (C) shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee and to the Board of Directors. Upon receiving a requisition complying with the foregoing, the Trustee shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(i) a record date for a meeting of Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units entitled to vote at such meeting are listed for trading;

(ii) the Board of Directors or the Trustee has called a meeting of Unitholders and has given notice thereof pursuant to Section 12.2; or

(iii) in connection with the business as stated in the requisition, in the opinion of the Board of Directors:

(A) it clearly appears that a matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustee, the Administrator (or any associate or affiliate of the Administrator), the Directors, the

Unitholders or one or more of the Keyera Entities, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the business or affairs of the Trust;

(B) the Trust, at the Unitholder's request, had previously included a matter substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(C) substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

(D) the rights conferred by this Section 12.1 are being abused to secure publicity.

(d) If the Trustee does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or more of those set forth in paragraph (c) above), any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Article 12, mutatis mutandis.

(e) The chair of any annual or special meeting shall be the Chair of the Board of Directors or any other Director specified by resolution of the Board of Directors or, in the absence of any Director, any person appointed as chair of the meeting by the Unitholders present and entitled to vote thereat.

(f) The Trustee, the Directors, the officers of the Trust, officers of the Administrator, the Auditors and any other person approved by the Board of Directors, the chair of the meeting or by resolution passed by a majority of the votes cast by Unitholders represented at the meeting and entitled to vote thereat may attend meetings of the Unitholders.

(g) Any person entitled to attend a meeting of Unitholders may participate in the meeting, subject to and in accordance with applicable securities laws, if any, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Trust makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of this Declaration of Trust to be present at the meeting.

(h) If the Trustee, the Board of Directors or the Unitholders call a meeting of Unitholders pursuant to this Declaration of Trust, the Trustee, the Board of Directors or those Unitholders, as the case may be, may determine that the meeting shall be held, subject to and in accordance with applicable securities laws, if any, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

12.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail, postage prepaid, addressed to each Unitholder entitled to receive notice thereof at his or her last address on the books of the Trust, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall specify the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed. Any adjourned meeting, other than a meeting adjourned for lack of a quorum under Section 12.3, may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder entitled to receive notice shall not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders entitled to receive notice are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 12.2, and such waiver, whether given before or after the meeting, shall cure any default in the giving of such notice.

12.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less in aggregate than 5% of the votes attached to all outstanding Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, shall be terminated and, if otherwise called, shall stand adjourned to such day being not less than 7 days later and to such place and time as may be appointed by the chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders entitled to vote thereat then present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights of Unitholders

Only Unitholders of record shall be entitled to vote and each Unit entitled to vote thereat shall entitle the holder or holders of that Unit on a poll vote at any meeting of Unitholders to the voting rights set out herein. Every question submitted to a meeting, other

than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any Unitholder entitled to vote thereat may vote by proxy and a proxyholder need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been received by the Transfer Agent for verification at least 24 hours prior to the commencement of such meeting. When any Unit entitled to vote thereat is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

12.5 Resolutions Binding the Trustee

(a) Unitholders shall be entitled to pass resolutions that will bind the Trust only with respect to the following matters:

(i) the election or removal of the Trustee as provided in Article 8;

(ii) the election of the Board of Directors as provided in Section 12.1;

(iii) the appointment or removal of Auditors as provided in Article 17;

(iv) the appointment of an inspector as provided in Section 12.9;

(v) amendments of this Declaration of Trust as provided in Section 11.1;

(vi) the termination of the Trust as provided in Section 14.2;

(vii) the sale of all or substantially all of the Trust Assets;

(viii) the exercise of voting rights attached to the voting securities of KEP LP or the Administrator held by the Trust as provided in Section 9.4;

(ix) the dissolution of the Trust prior to the end of its term; and

(x) the ratification of any Unitholder rights plan, distribution reinvestment plan, Trust Unit purchase plan, Trust Unit option plan, incentive option plan or other compensation plan contemplated by Section 5.10 requiring Unitholder approval.

(b) Except with respect to the above matters set out in this Section 12.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter on which Unitholder approval is required under this Declaration of Trust shall be by Special Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Declaration

of Trust and except for the matters set out in Sections 12.5(a)(i), (ii), (iii) and (viii) above which matters may be dealt with by a resolution passed by a majority of the votes cast by Unitholders entitled to vote thereon represented at the meeting.

12.6 Meaning of "Special Resolution"

(a) The expression "Special Resolution" when used in this Declaration of Trust means, subject to this Article 12, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article 12 and passed by the affirmative votes of the holders of votes attached to more than 66⅔% of the Units represented at the meeting and voted on a poll upon such resolution.

(b) Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

12.7 Meaning of "Outstanding"

Every Unit issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate which has been lost, stolen, mutilated or destroyed, only the new certificates shall be counted for the purposes of determining the number of Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling Unitholders to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Units owned directly or indirectly, legally or equitably, by the Trust or any Keyera Entity shall be disregarded, except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Units which the Trustee knows are so owned shall be so disregarded; and

(ii) Units so owned which have been pledged in good faith other than to the Trust or any Keyera Entity shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Units in his or her discretion free from the control of the Trust or any Keyera Entity; and

(c) for the purposes of Section 12.7(b), the Transfer Agent shall provide a certificate which will state the number of Units and the certificate numbers of

certificates, if certificates are issued, held by the Trust or any Keyera Entity. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of such parties.

12.8 Record Date for Voting

For the purpose of determining the Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the date upon which notice of the meeting is given as provided under Section 12.2.

12.9 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the votes attached to Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustee of its responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. Any such inspector shall on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and the Keyera Entities, (ii) the Trustee, directors, officers and senior management of the Trust and the Keyera Entities, and (iii) such financial and operating data and other information with respect to the Trust and the Keyera Entities as the inspector may reasonably request.

12.10 Resolutions in Writing

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing executed by Unitholders entitled to vote thereon holding more than 66⅔% of the votes attached to outstanding Units at any time shall be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 12.5 or 12.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose.

12.11 Proviso

The provisions of this Article 12 shall not in any way alter the terms and conditions of the Special Non-Voting Units which do not entitle the holders thereof to receive notice of or vote at any meeting of Unitholders or on any written resolution of Unitholders.

ARTICLE 13
CERTIFICATES, REGISTRATION AND TRANSFER OF UNITS

13.1 Nature of Units

(a) The provisions of this Article 13 shall not in any way alter the nature of Units or the relationships of a Unitholder to the Trustee and of one Unitholder to another but are intended only to facilitate the issuance of certificates evidencing the ownership of Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons. The Trust Units shall be evidenced by certificates in the form of a Trust Unit Certificate. One or more Global Trust Unit Certificates (a "**Global Trust Unit Certificate**") may be issued in the name of, or the name of the nominee of, and deposited by the Transfer Agent with, or on behalf of, CDS or a successor (collectively, the "**Depository**"), as custodian of such Global Trust Unit Certificate and registered by the Transfer Agent in the name of the Depository or its nominee. No purchaser of Trust Units represented by a Global Trust Unit Certificate will be entitled to a certificate or other instrument from the Trust or the Depository evidencing that purchaser's ownership thereof except in the circumstances described in Section 13.1(d). Beneficial interests in a Global Trust Unit Certificate will be represented only through the Book-Entry System. Transfers of Trust Units between CDS Participants shall occur in accordance with the Depository's rules and procedures.

(b) All references herein to actions by, notices given or payments made to holders of Trust Units shall, where such Trust Units are held through the Depository, refer to actions taken by, or notices given or payments made to, the Depository upon instruction from the CDS Participants in accordance with the Depository's rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Unitholders evidencing a specified percentage of the aggregate Units outstanding, such direction or consent may be given, subject to the voting rights of the holders of Special Trust Units, by holders of Trust Units acting through the Depository and the CDS Participants. The rights of a Unitholder whose Trust Units are held through the Depository shall be exercised only through the Depository and the CDS Participants and shall be limited to those established by law and agreements between such Unitholders and the Depository and/or the CDS Participants or upon instruction from the CDS Participants. Each of the Transfer Agent and the Trustee may deal with the Depository for all purposes (including the making of payments) as the authorized representative of the respective holders of Trust Units and such dealing with the Depository shall constitute satisfaction or performance, as applicable, towards their respective obligations hereunder.

(c) For so long as Trust Units are held through the Depository, if any notice or other communication is required to be given to holders of such Trust Units, the Trustee and the Transfer Agent will give all such notices and communications to the Depository.

(d) If (i) the Trust determines that the Depository is no longer willing or able to discharge properly its responsibilities as depository with respect to the Units and the Trust is unable to locate a qualified successor, (ii) the Trust at its option elects, or is required by law, to terminate the Book-Entry System with respect to the Trust Units, or (iii) Unitholders determine by Special Resolution that the continuation of the Book-Entry System with respect to the Trust Units is no longer in the best interests of the Unitholders, then the Depository shall surrender the Global Trust Unit Certificate to the Transfer Agent with instructions from the Depository for registration of Trust Units in the name and in the amounts specified by the Depository and the Trust shall issue and the Trustee and Transfer Agent shall execute and deliver the aggregate number of Trust Units then outstanding in the form of definitive Trust Unit Certificates representing such Trust Units.

(e) The issuance and transfer of Special Non-Voting Units, and the ownership thereof, shall be evidenced by registers maintained on behalf of the Trust in respect of such Special Non-Voting Units and no certificates will be issued for the Special Non-Voting Units.

13.2 Unit Certificates

(a) Unit Certificates shall, subject to the provisions hereof, be in such form as is authorized from time to time by the Trustee.

(b) If issued, Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Unit Certificates shall:

(i) be in the English language;

(ii) be dated as of the date of issue thereof;

(iii) contain the CUSIP number (if any) for the Units; and

(iv) contain such distinguishing letters and numbers as the Trustee shall prescribe.

(d) In the event that any Unit Certificate is translated into the French language and any provision of any Unit Certificates in the French language shall be susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language shall be determinative.

(e) Each Unit Certificate shall be signed on behalf of the Trustee and the Transfer Agent of such Units. The signatures required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually. If a Unit Certificate contains a printed or mechanically produced signature of any person, then the Trust may issue the Unit Certificate even though the person has ceased to hold the office indicated on the Unit Certificate and such Unit Certificate is as valid as if the person continued to hold such office at the date of its issue.

13.3 Contents of Unit Certificates

(a) Until otherwise determined by the Trustee, each Unit Certificate shall legibly set forth on the face thereof, inter alia, the following:

(i) the name of the Trust and the words "A trust created under the laws of the Province of Alberta by a Declaration of Trust dated as of April 3, 2003 as amended or restated from time to time" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number and class of Units represented thereby and whether or not the Units represented thereby are fully paid;

(iv) that the Units represented thereby are transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Declaration of Trust, which Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Declaration of Trust. A copy of the Declaration of Trust pursuant to which this certificate and the Units represented thereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect; and

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustee, each such certificate shall legibly set forth on the face or the reverse side thereof, inter alia, the following:

(i) "The Declaration of Trust provides that no Unitholder shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust and all such persons shall look solely to the

assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units.

The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

13.4 Register of Unitholders

If the Book-Entry System is discontinued in accordance with Section 13.1(d), or if not all Trust Units are represented by a Global Trust Unit Certificate(s), a register may be kept at the principal stock transfer offices in Calgary, Alberta of the Transfer Agent, which register, if maintained, shall contain the names and addresses of the Unitholders, the respective numbers of Units held by them, the certificate numbers of certificates representing such Units and a record of all transfers and redemptions thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders.

13.5 Limitation of Non-Resident Ownership

(a) It is in the best interest of the Trust that it always qualify as a mutual fund trust (within the meaning of the Tax Act) and therefore, in accordance with the Tax Act, the Trust shall not be established or maintained primarily for the benefit of non-residents of Canada as defined in the Tax Act ("**Non-residents**"). Accordingly, for so long as required in order for the Trust to maintain its mutual fund trust status under the Tax Act, at no time may Non-residents be the beneficial owners of more than 49% of the Units then outstanding.

(b) The Administrator may, at any time and from time to time, (at the expense of the Trust), take such actions as it determines in its discretion are reasonable and practicable in the circumstances in order to monitor compliance by the Trust with the restriction on Non-resident ownership of Units. Such actions may include, but are not limited to:

(i) conducting residency or other searches to determine or estimate, to the extent practicable, the residency of Unitholders and beneficial Unitholders for tax purposes; and

(ii) obtaining declarations from Unitholders as to whether the Units held thereby are held for or for the benefit of Non-residents, or declarations from Unitholders or others as to the jurisdictions in which beneficial owners of Units are resident for Canadian income tax purposes.

(c) If at any time the Administrator determines that it is in the best interest of the Trust, the Administrator may:

(i) require the Transfer Agent or registrar to refuse to accept a subscription for Units from, or issue or register a transfer of Units to, a person unless that person provides a declaration to the Administrator and the Transfer Agent that the Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-resident;

(ii) send a notice to Non-resident Unitholders, chosen in such manner as the Administrator may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of 60 days or such shorter period as may be required to preserve the status of the Trust as a mutual fund trust within the meaning of the Tax Act. If the Unitholders receiving such notice have not, within such period, sold the specified number of Units or provided the Administrator and the Transfer Agent with evidence satisfactory to the Administrator that the Units are not beneficially owned by Non-residents, the Administrator may suspend the voting and distribution rights, if any, attached to such Units until they are sold and may direct the Trustee, on behalf of such Unitholders, to sell such Units. Upon such sale, the affected Unitholders shall cease to be holders of the Units so disposed of and their rights shall be limited to receiving the net proceeds of sale (net of applicable taxes and costs of sale);

(iii) delist any listed securities of the Trust from any non-Canadian stock exchange; and

(iv) take such other actions as the Administrator determines, in its sole discretion, may be appropriate in the circumstances that will reduce or limit the number of Units held by Non-residents in order that the Trust is not established or maintained primarily for the benefit of Non-residents.

(d) None of the Trust, the Administrator, the Trustee or the Transfer Agent shall have any liability for the sale of Units made pursuant to Section 13.5(c) or for amounts received pursuant thereto provided it has acted in good faith.

(e) Subject to Sections 9.6 and 10.5, unless and until the Trustee or the Administrator shall have been required to do so under the terms hereof, the Trustee and the Administrator shall not be bound to do or take any proceeding

or action with respect to this Section 13.5 by virtue of the powers conferred on them hereby.

(f) It is acknowledged the Trustee shall not be required to actively monitor the Non-resident Unit ownership levels of the Trust. It is further acknowledged that the ability of the Administrator to monitor compliance by the Trust with the Non-resident Unit ownership restriction will be limited due to the fact that the Units will be registered in the name of the Depository or other depositories and non-beneficial holders, and in this regard, the Administrator shall be entitled to rely on information respecting the residency of Unitholders provided to the Administrator by the Transfer Agent and CDS Participants. The Administrator may exercise its discretion in making any determination under this Section 13.5 and any reasonable and bona fide exercise of such discretion shall be binding for the purpose of this Section 13.5.

(g) Neither the Trustee nor the Administrator shall be deemed to have notice of any violation of this Section 13.5 unless and until it has been given written notice of such violation and the Trustee shall act only as required by this Declaration of Trust once an indemnity is provided.

(h) None of the Trust, Trustee, the Administrator or the Transfer Agent or any of their respective directors, officers, employees or agents, or any Unitholders shall be liable for a determination that the Trust is established and maintained primarily for the benefit of Non-residents as a result of an excess number of Units being held by Non-residents during the term of the Trust.

(i) At any time, the Trustee or Administrator may require any Unitholder as shown on the register of Unitholders to provide a declaration, in such form as prescribed by the Trustee or Administrator, as to the beneficial owner of Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident for Canadian income tax purposes, and the Unitholders shall comply with any such request.

13.6 Transfer of Units

(a) For so long as the Book-Entry System is in effect, transfers of ownership of Units represented by a Global Trust Unit Certificate(s) may be effected only through the records maintained by the Depository with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants.

(b) Trust Units shall not be transferable under any circumstances without the contemporaneous transfer of the associated Special Trust Units, and Special Trust Units shall not be transferable independently of the associated Trust Units.

(c) Subject to the provisions of this Article 13, the Units shall be fully transferable as between persons.

(d) If the Book-Entry System is discontinued in accordance with Subsection 13.1(d) then, subject to the provisions of this Article 13, or if not all Trust Units are represented by a Global Trust Unit Certificate(s), Units shall be transferable on the register or one of the branch transfer registers only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust or to the Transfer Agent of the certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee or the Transfer Agent, and no transfer of Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Trustee, the Trust or the Transfer Agent. Upon such delivery, the transfer shall be recorded on the register or branch transfer registers and a new certificate for the Units shall be issued to the transferee and a new certificate for the balance of Units not transferred shall be issued to the transferor.

(e) Any person becoming entitled to any Units as a consequence of the death, bankruptcy or mental incompetence of any Unitholder, or otherwise by operation of law, shall be recorded as the holder of such Units (and, if the Book-Entry System has been duly discontinued, shall receive a new certificate therefor upon submission of the existing certificate for cancellation) only upon production of satisfactory evidence, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Units for all purposes whether or not notice of such death or other event has been given.

(f) If the Book-Entry System has been duly discontinued, or if not all Trust Units are represented by a Global Trust Unit Certificate(s), Unit Certificates representing any number or class of Units may be exchanged without charge for Unit Certificates representing an equivalent number and class of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or the Transfer Agent where registers are maintained for Unit Certificates pursuant to the provisions of this Article 13. Any Unit Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and then shall be cancelled.

13.7 Units Held Jointly or in a Fiduciary Capacity

Except as herein provided, the Trustee may treat two or more persons holding any Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Units; provided, however, that any person recorded as a Unitholder

may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

13.8 Performance of Trust

The Trustee and the Transfer Agent shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any pledge or equity to which any of the Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.9 Lost Certificates

In the event that any Unit Certificate is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number and class of Units in lieu thereof. The Trustee may in its sole discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trust for so doing.

13.10 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Assets, but shall merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Declaration of Trust.

13.11 Unclaimed Distribution

In the event that the Trustee shall hold any distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held, including interest earned thereon, if any, to the Public Guardian and Trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

13.12 Take-Over Bids

(a) In the event of a take-over bid for Trust Units, any holder of Exchangeable Securities may, unless prohibited by the terms and conditions of the Exchangeable Security, convert, exercise or exchange such Exchangeable Security, as applicable, for the purpose of tendering Trust Units to such take-over bid on the condition that such Trust Units are taken up under such bid, unless an identical offer (in terms of price per Trust Unit issuable upon the conversion, exercise or exchange of the Exchangeable Security and percentage of outstanding securities to be taken up exclusive of securities owned immediately prior to the offer by the offeror, or associates or affiliates of the offeror and in all other material respects) is made concurrently by the offeror to purchase the Exchangeable Securities, which identical offer has no condition attached other than the right not to take up and pay for securities tendered if no securities are purchased pursuant to the offer for Trust Units. In the event that a holder of Exchangeable Securities elects to conditionally convert, exercise or exchange such Exchangeable Securities for the purpose of tendering Trust Units to such take-over bid, the tendering of a certificate issued by the Trust indicating that the Trust Unit is issuable upon and subject to completion of the take-over bid shall be good delivery under such bid and after payment of the consideration therefor to the former holder of the Exchangeable Security such holder shall cease to have any rights as a holder of Exchangeable Securities or Trust Units to the extent that the Trust Units issuable upon the conversion, exercise or exchange of such Exchangeable Securities have been taken up.

(b) If, within 120 days after the date of a take-over bid for all of the outstanding Trust Units (including Trust Units issuable upon conversion, exercise or exchange of Exchangeable Securities), the bid is accepted by the holders of not less than 90% of the aggregate of outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities, other than outstanding Trust Units and Exchangeable Securities held by or on behalf of, or issuable to, the offeror or an affiliate or associate of the offeror on the date of the take-over-bid, the offeror is entitled, on complying with this Section 13.12, to acquire the Trust Units and Exchangeable Securities held by the non-tendering offerees.

(c) An offeror may acquire Trust Units and Exchangeable Securities held by a non-tendering offeree by sending by registered mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror's notice to each non-tendering offeree stating that:

(i) offerees holding not less than 90% of the outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities which the bid relates accepted the take-over bid;

(ii) the offeror has taken up and paid for the Trust Units and Exchangeable Securities of the offerees who accepted the take-over bid;

(iii) a non-tendering offeree is required to transfer its Trust Units and/or Exchangeable Securities to the offeror on the terms on which the offeror acquired the Trust Units and Exchangeable Securities of the offerees who accepted the take-over bid; and

(iv) a non-tendering offeree which does not transfer its Trust Units and/or Exchangeable Securities in accordance with Section 13.2(b) within 20 days after it receives the offeror's notice is deemed to have elected to transfer, and to have transferred, its Trust Units on the same terms that the offeror acquired the Trust Units and/or Exchangeable Securities from the offerees who accepted the take-over bid.

(d) Concurrently with sending the offeror's notice under Section 13.12(c), the offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the offeror and the name of the non-tendering offeree with respect to each Trust Unit and/or Exchangeable Security held by a non-tendering offeree.

(e) A non-tendering offeree to whom an offeror's notice is sent under Section 13.12(c) shall, within 20 days after it receives that notice, instruct its CDS Participant to cause its Trust Units and/or Exchangeable Securities to be sent to the Trust, or, if Unit Certificates have been issued to the non-tendering offeree, send the certificates representing such securities, duly endorsed for transfer, to the Trust.

(f) Within 20 days after the offeror sends an offeror's notice under Section 13.12(c), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a non-tendering offeree if the non-tendering offeree had tendered under the take-over bid.

(g) The Trust is deemed to hold on behalf of the non-tendering offeree the money or other consideration it receives under Section 13.12(f), and the Trust shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereof), and shall place the other consideration in the custody of a bank or such other body corporate for safekeeping. No such monies or other consideration shall form any part of the Trust Assets.

(h) Within 30 days after the date of the sending of an offeror's notice under Section 13.12(c), the Trustee, if the offeror has complied with Section 13.12(f), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units and/or Exchangeable Securities of the non-tendering offerees to the offeror;

(ii) send to each non-tendering offeree who has complied with Section 13.12(e) the consideration to which such non-tendering offeree is entitled under this Section 13.12; and

(iii) send to each non-tendering offeree who has not complied with Section 13.12(e) a notice stating that:

(A) his or her Trust Units and/or Exchangeable Securities have been transferred to the offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units and/or Exchangeable Securities; and

(C) the Trustee, or such other person, will send the consideration to such non-tendering offeree as soon as practicable after receiving such non-tendering offeree's Trust Unit Certificate(s) or certificate(s) representing Exchangeable Securities (subject to the use of a Global Unit Certificate as contemplated in Article 13) or such other documents as the Trustee or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the non-tendering offerees for the purposes of giving effect to the foregoing provisions.

The Trust shall cause the terms, conditions, restrictions, rights and obligations of Exchangeable Securities to contain corresponding provisions as may be reasonably necessary or desirable to give effect to this Section 13.12, including, without limitation, provisions to effect the automatic conversion, exercise or exchange of Exchangeable Securities by a non-tendering offeree holder thereof.

13.13 Power of Attorney

Each Unitholder hereby grants to the Trustee, its successors and assigns, a power of attorney constituting the Trustee with full power of substitution, as his true and lawful attorney to act on his behalf, with full power and authority in his name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required:

(a) this Declaration of Trust and any other instrument required or desirable to qualify, continue and keep in good standing the Trust as a mutual fund trust;

(b) any instrument, deed, agreement or document in connection with carrying on the affairs of the Trust as authorized in this Declaration of Trust including all conveyances, transfers and other documents required in connection with any disposition of Trust Units required under Section 13.5;

(c) all conveyances, transfers and other documents required in connection with the dissolution, liquidation or termination of the Trust in accordance with the terms of this Declaration of Trust;

(d) any and all elections, determinations or designations whether jointly with third parties or otherwise, under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Trust or of a Unitholder's interest in the Trust;

(e) any amendment to this Declaration of Trust which is authorized from time to time as contemplated by Article 11; and

(f) all transfers, conveyances and other documents required to facilitate the acquisition of Trust Units and/or Exchangeable Securities of non-tendering offerees pursuant to Section 13.12.

The Power of Attorney granted herein is, to the extent permitted by applicable law, irrevocable and will survive the assignment by the Unitholder of all or part of the Unitholder's interest in the Trust and will extend to and bind the heirs, executors, administrators and other legal representatives and successors and assigns of the Unitholder.

ARTICLE 14
TERMINATION

14.1 Term of Trust

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending on the earlier of:

(a) 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 3, 2003; and

(b) the date which is one day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta.

For the purpose of terminating the Trust by such date, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Unitholders

The Unitholders entitled to vote may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for the purpose of considering the termination of the Trust, following which the Trustee shall commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute the Redemption Notes, in specie to holders of Trust Units.

14.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the registers of Units of the Trust shall be closed.

14.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the Trust, the Trustee shall undertake no activities except for the purpose of winding-up the affairs of the Trust as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Declaration of Trust.

14.5 Sale of Investments

After the date referred to in Section 14.3, the Trustee shall proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized under Section 14.2, sell and convert into money the securities of the Keyera Entities and all other Trust Assets in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2). If the Trustee is unable to sell all or any of the securities of the Keyera Entities or other Trust Assets by the date set for termination, the Trustee may, subject to obtaining all necessary regulatory approvals, distribute the remaining securities or other assets directly to the holders of Trust Units in accordance with their pro rata interests, subject to first satisfying the priority rights of the Special Non-Voting Units. The Trustee shall have no liability for any amounts received provided that they shall have acted in good faith.

14.6 Distribution of Proceeds or Assets

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of the securities of the Keyera Entities and other assets together with any cash

forming part of the Trust Assets among the Unitholders in accordance with their pro rata interests and the rights attaching to each class and series of Units.

14.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units shall not have been surrendered for cancellation, such remaining Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their pro rata share of the remaining Trust Assets, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee or the Administrator, may pay such amounts into court.

14.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.3 and, after such sale, the sole obligation of the Trustee under this Declaration of Trust shall be to hold such proceeds or assets in trust for distribution under Section 14.6.

ARTICLE 15
SUPPLEMENTAL INDENTURES

15.1 Provision for Supplemental Indentures for Certain Purposes

The Trustee may, without approval of the Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 11.1 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Special Resolution or, if required, with the consent of the holders of all of the Units.

ARTICLE 16
GENERAL

16.1 Notices

(a) Any notice, communication or other document required to be given or sent to Unitholders under this Declaration of Trust shall be given or sent through ordinary post addressed to each registered holder at his or her last address appearing on the register or in any other manner from time to time permitted by applicable law (including Canadian securities legislation), including without limitation, internet-based or other electronic communication; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by personal service or by internet-based or other electronic communications (provided it is done in accordance with applicable law) or by publication twice in the Report on Business section of the National Edition of The Globe and Mail or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given and delivered (i) on the day following that on which the letter or circular was mailed or, (ii) in the case of notice being given by publication, after publishing such notice twice in the designated newspaper or newspapers, or (iii) in the case of notice given by internet-based or other electronic communication, on the later of (A) the Business Day following the day on which such notice is sent or made available, and (B) the earliest time and date as is permissible under applicable law governing the internet-based or other electronic communication. In proving notice was mailed, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and mailed.

(b) Any written notice or written communication given to the Trustee shall be addressed to the Trustee at the head office of the Trust, and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be given by personal delivery or by cable, telegram, telex, facsimile or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or

taking effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Units concerned.

16.5 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto relating to Units held by that Unitholder.

16.6 Fiscal Year

Each fiscal year of the Trust shall end on December 31 of such year.

16.7 Financial Disclosure

The Trust will furnish, in accordance with and subject to applicable securities law to Unitholders such consolidated financial statements of the Trust and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns. Without limiting the generality of the foregoing, the Trust will send to Unitholders:

(a) within 140 days after the end of each Fiscal Year and at least 21 days prior to the date of each annual meeting of Unitholders (or within such shorter time as may be required by applicable securities laws), the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 60 days after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year) (or within such shorter time as may be required by applicable securities laws), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with Canadian generally accepted accounting principles as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.8 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder so entitled, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by either applicable law or by this Declaration of Trust.

16.9 Taxation Information

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

16.10 Power of Attorney

The Trustee hereby grants to the Administrator a power of attorney constituting the Administrator, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Offering including, without limitation, to execute on the Trust's behalf, the Preliminary Prospectus, the Prospectus and the Underwriting Agreement.

16.11 Unitholder List

(a) Any person, on payment of a reasonable fee and on sending to the Trust or its agent the statutory declaration referred to in Section 16.11(e) may on application require the Trust or its agent to furnish within 10 days from the receipt of the statutory declaration a list, referred to in this section as the "basic list", made up to a date not more than 10 days before the date of receipt of the statutory declaration setting out:

(i) the names of the Unitholders;

(ii) the number of Units owned by each Unitholder;

(iii) the address of each Unitholder;

as shown on the records of the Trust.

(b) A person requiring the Trust to supply a basic list may, if the person states in the statutory declaration referred to in Section 16.11(a) that the person requires supplemental lists, require the Trust or its agent on payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the information provided in it for each business day following the date the basic list is made up to.

(c) The Trust or its agent shall furnish a supplemental list required under Section 16.11(b):

(i) on the date the basic list is furnished, if the information relates to changes that took place prior to that date; and

(ii) on the Business Day following the day to which the supplemental list relates, if the information relates to changes that take place on or after the date the basic list is furnished.

(d) A person requiring the Trust to supply a basic list or supplemental list may also require the Trust to include in that list the name and address of any known holder of an option or right to acquire Units of the Trust.

(e) The statutory declaration required under Section 16.11(a) shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists obtained pursuant to Section 16.11(b) will not be used except as permitted under Section 16.11(g).

(f) If the applicant is a body corporate, the statutory declaration shall be made by a director or officer of the body corporate.

(g) A list of Unitholders obtained under this Section 16.6 must not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Units of the Trust; or

(iii) any other matter relating to the affairs of the Trust.

ARTICLE 17
AUDITORS

17.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

17.2 Appointment of Auditors

Deloitte & Touche LLP, Chartered Accountants are appointed as the auditor of the Trust, to hold such office until the first annual meeting of the Unitholders. The Auditors will be selected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Trustee.

17.3 Change of Auditors

The Auditors may at any time voluntarily resign or be removed by the Trustee with the approval of a majority of the votes cast by Unitholders entitled to vote at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, a new auditor may be appointed by a majority of votes cast by Unitholders entitled to vote at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustee.

17.4 Report of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder with the annual financial statements referred to in Section 16.7(a).

ARTICLE 18
MISCELLANEOUS

18.1 Counterparts

This Declaration of Trust may be simultaneously executed in several counterparts, each of which when executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.2 Severability

If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such

provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

18.3 Amended and Restated Declaration of Trust

The Trust was initially established by the Initial Declaration of Trust dated April 3, 2003 among the Initial Trustees and the Initial Unitholder. This Amended and Restated Declaration of Trust gives effect, as of the date hereof, to amendments made since the Initial Declaration of Trust and to provide for the continuance of the Trust, which has existed since April 3, 2003, and does not create a new Trust.

18.4 Language

Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed as of the date set out above.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: *(signed) "Patricia Selby"*

By: *(signed) "Dan Sander"*

KEYERA ENERGY MANAGEMENT LTD.

By: *(signed) "James Bertram"*

By: *(signed) "David Smith"*

KEYERA ENERGY LIMITED PARTNERSHIP

THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT entered into as of the 2nd day of January, 2008;

BETWEEN:

KEYERA FACILITIES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Ontario ("**Facilities LP**")

- and -

KEYERA ENERGY MANAGEMENT LTD., a corporation amalgamated under the *Business Corporations Act* (Alberta) ("**KEML**")

- and -

KEYERA GP LTD., a corporation subsisting under the *Business Corporations Act* (Alberta) (the initial "**General Partner**").

WHEREAS KeySpan Energy Development Corporation and Gulf Midstream Services Limited entered into a Partnership Agreement dated as of December 1, 1998 (the "**Partnership Agreement**") providing for the formation of Gulf Midstream Services Partnership (the "**Partnership**");

AND WHEREAS the Partnership changed its name to KeySpan Energy Canada Partnership and then to Keyera Energy Partnership;

AND WHEREAS the former partners transferred their interests in the Partnership, and new interests were issued, with the result that at December 31, 2005 the Partners of the Partnership were Facilities LP (formerly "KeySpan Facilities Limited Partnership"), Enerpro Midstream Corp. and Keyera Energy Management Ltd. (formerly "Keyspan Canada Management Ltd.");

AND WHEREAS Enerpro Midstream Corp. and Keyera Energy Management Ltd. amalgamated on January 1, 2006, and the amalgamated corporation, KEML, contributed its Preferred Partnership Interest (as defined in the July 2, 2004 Partnership Agreement Amending Agreement) in the Partnership to the Partnership in return for the issuance of a Partnership Interest;

AND WHEREAS the Partnership Agreement has otherwise been amended and restated from time to time;

AND WHEREAS Facilities LP and KEML desire to amend and restate the Partnership Agreement to provide that the Partnership will continue as a limited partnership under the Act (as defined herein) and to change the name of the Partnership accordingly;

AND WHEREAS Keyera GP Ltd. desires to contribute cash for an interest in the Partnership and to become General Partner of the Partnership;

AND WHEREAS the parties desire to further amend and restate the Partnership Agreement to give effect to the transactions described above and to make further consequential amendments as set forth herein;

NOW THEREFORE in consideration of the provisions contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree to the following amendment and restatement of the Partnership Agreement.

ARTICLE 1
GENERAL TERMS

1.1 Partners, Formation, Name

The Partners are set out in Schedule 1 attached hereto and forming part of this Agreement. The Partnership was formed as a general partnership under the Act as of December 18, 1998, and was initially named Gulf Midstream Services Partnership. From October 18, 2000 through February 2, 2005, the name of the Partnership was KeySpan Energy Canada Partnership. Effective February 3, 2005, the name of the Partnership was changed to Keyera Energy Partnership. Effective January 2, 2008, the Partnership continued as a limited partnership under the Act under the name Keyera Energy Limited Partnership.

1.2 Principal Place of Business

The Partnership's principal office and place of business shall be 600 Sunlife Plaza West Tower, 144 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 3N4. The principal office and place of business may be changed from time to time, and other offices and places of business may be established from time to time, by the General Partner.

1.3 Term

The Partnership commenced its existence as of December 1, 1998 and shall continue until the earlier of:

(a) 21 years after the death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on April 3, 2003;

(b) the date which is one day prior to the date, if any, the Partnership would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta; and

(c) the date on which the Partnership is otherwise dissolved by operation of law or in accordance with the provisions of this Agreement.

1.4 Purpose

The purpose of the Partnership (the "**Purpose**") shall be to:

(a) own, operate and manage the existing Partnership Assets and construct, acquire, own, operate and manage additional Partnership Assets as provided in Article 11;

(b) invest in, conduct and engage in the Business; and

(c) engage in any and all other lawful activities incidental, ancillary or related to the Business as the General Partner deems necessary or advisable, including without limiting the generality of the foregoing, the lending of funds to Affiliates of the Partnership.

1.5 References to Dollar Amounts

All references herein to dollar amounts are in Canadian dollars.

1.6 Definitions

Capitalized terms used in this Agreement without other definition shall, unless expressly stated otherwise, have the meanings specified in this Section 1.6. The singular shall include the plural and the masculine shall include the feminine and neuter, and vice versa. "Include" or "including" shall mean "including without limitation". Any reference to an agreement, instrument, statute or regulation shall include such agreement, instrument, statute or regulation as it may from time to time be amended, modified or supplemented in accordance with its terms, and any reference to a Person shall include such Person's permitted successors and assigns.

"**Act**" means the *Partnership Act (*Alberta).

"**Affiliate**" means, when used with reference to a specified Person, any Person that directly or indirectly controls or is controlled by or is under common control with the specified Person.

"**Agreement**" means this Amended and Restated Limited Partnership Agreement including all exhibits and schedules hereto, as originally executed, as amended, modified or supplemented from time to time prior to the date hereof, as amended and restated hereby and as further amended, modified or supplemented from time to time;

"**Article**" means an article of this Agreement.

"**Business**" means the business of (i) gathering, processing, transporting, buying, storing and selling petroleum, Natural Gas, Natural Gas Products, other related products, electricity and thermal energy, (ii) acquiring, developing and producing petroleum and natural gas reserves and other related products and (iii) such other business activities as the board of directors of the General Partner may determine including all activities ancillary or incidental thereto.

"**Business Day**" means any day on which banks are open for business in Calgary, Alberta.

“**Capital Contribution**” of a Partner means the total amount of money or property paid or agreed to be paid to the Partnership by such Partner in respect of the Partnership Interest owned by such Partner, as may be reduced in accordance with this Agreement, which, for greater certainty, shall include the capital contributions of Facilities LP and KEML, as adjusted in accordance with this Agreement, prior to the date hereof.

“**Certificate of Limited Partnership**” means the certificate of limited partnership of the Partnership filed pursuant to the Act.

"**Commercial Rate**" means the rate of interest per annum established from time to time by the Royal Bank of Canada as the prime rate used by it as a reference rate of interest for determining interest rates on Canadian dollar loans made by it in Canada.

“**Extraordinary Resolution**” means:

(i) a resolution approved by more than 66 2/3% of the votes cast in person or by proxy at a duly constituted meeting of Limited Partners or at any adjournment thereof, called in accordance with this Agreement; or

(ii) a written resolution in one or more counterparts signed by Limited Partners holding in the aggregate more than 66 2/3% of the aggregate Partnership Interests.

"**Facilities**" means those gas processing plants, fractionation plants, pipelines, gathering systems and other equipment and facilities owned by the Partnership and such additional midstream equipment and facilities in which the Partnership may acquire or may have acquired interests from time to time pursuant to Article 11.

"**Facilities Agreements**" means the various agreements among the respective owners of the Facilities governing the ownership, operation and expansion thereof.

"**Facilities Interests**" means the undivided interests owned by the Partnership in the Facilities as of the date hereof, as such interests may from time to time be expanded or modified, together with such interests as the Partnership may from time to time acquire or may have acquired in additional Facilities pursuant to Article 11.

"**Fiscal Year**" has the meaning set forth in Section 5.1(b).

"**Fund**" means Keyera Facilities Income Fund (formerly "KeySpan Facilities Income Fund").

"**GAAP**" means generally accepted accounting principles and practices in effect in Canada from time to time.

"**General Partner**" means the general partner of the Partnership, initially Keyera GP Ltd., or any other Person who may become the general partner of the Partnership in place of or in substation for Keyera GP Ltd. from time to time, in each case until such general partner ceases to be the general partner of the Partnership under the terms of this Agreement.

"**Interest**" means, in the context of a "**Partner's Interest**" or "**Partnership Interest**," the entire legal and equitable ownership interest of a Partner in the Partnership at any particular time or, in the context of a proposed Transfer of less than all of such ownership interest, all of the legal and equitable attributes of ownership with respect to such portion.

"**KEFL**" means Keyera Energy Facilities Limited (formerly "KeySpan Energy Facilities Limited").

"**KEL**" means Keyera Energy Ltd. (formerly "KeySpan Energy Canada Company" and "KeySpan Energy Canada Inc.").

"**Keyera Entities**" means the Partners, the Fund, Keyera Energy (CT) Ltd. (formerly "KeySpan Canada (CT) Ltd."), Keyera Energy (LP) Ltd. (formerly "KeySpan Canada (LP) Ltd."), KEFL, KEL and any other person controlled, directly or indirectly, from time to time by the Fund.

"**Limited Partners**" means Facilities LP, KEML and such other Persons as are limited partners of the Partnership in accordance with the provisions of this Agreement from time to time.

"**Liquidator**" has the meaning set forth in Section 12.3(b).

"**Natural Gas**" means natural gas which has been produced from a naturally occurring reservoir either prior to or after removal of Natural Gas Products therefrom.

"**Natural Gas Liquids**" means natural gas liquids consisting of any one of ethane, propane, butanes and condensates or a combination thereof.

"**Natural Gas Products**" means substances, other than methane, extracted from Natural Gas including sulphur and Natural Gas Liquids.

"**Ordinary Resolution**" means:

(i) a resolution approved by more than 50% of the votes cast in person or by proxy at a duly constituted meeting of Limited Partners or at any adjournment thereof, called in accordance with this Agreement; or

(ii) a written resolution in one or more counterparts signed by Limited Partners holding in the aggregate more than 50% of the aggregate Partnership Interests.

"**Partners**" means the General Partner and the Limited Partners and "**Partner**" means any one of them.

"**Partnership**" means the partnership formed pursuant to the Partnership Agreement and continued through prior amendments thereto and further continued pursuant to this Agreement.

"**Partnership Assets**" means the Facilities Interests, Facilities Agreements, contracts and other property, the shares of KEFL, the shares of KEL and all other assets and property, real or personal, tangible or intangible, that may from time to time be held by or on behalf of the Partnership.

"**Partnership Interest**" means, with respect to any Partner, the ratio (expressed as a percentage rounded to the nearest thousandth of a percent) of such Partner's interest in the Partnership on such date to the aggregate interest in the Partnership of all Partners on such date.

"**Person**" includes an individual, sole proprietorship, partnership, limited partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative.

"**Pro-Rata**" and "**Pro-Rata Share**" mean, in respect of any Partner, a fractional share based on such Partner's Partnership Interest.

"**Purpose**" has the meaning set forth in Section 1.4.

"**Section**" means a section of this Agreement, unless the context requires otherwise.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, as amended from time to time.

"**Transfer**" means a sale, assignment, transfer, hypothecation, pledge, encumbrance, grant of a security interest or other disposition (whether as security or otherwise) of, or with respect to, all or part of a Partnership Interest.

"**Transferring Partner**" has the meaning set forth in Section 9.1.

"**Weighted Average Partnership Interest**" means, in respect of a Partner for any period, the amount obtained by adding together the Partner's Partnership Interest at the end of each day of such period and dividing the resulting sum by the number of days in such period.

ARTICLE 2
CAPITALIZATION

2.1 Capital Contributions

(a) The Partnership Interest of each Partner as of the date of this Agreement is set forth on Schedule 1. The Partnership Interests of the Partners shown on Schedule 1 shall be amended from time to time by the General Partner as appropriate to reflect changes occurring pursuant to the terms of this Agreement.

(b) The General Partner is entitled to a 0.01% Partnership Interest in consideration of a Capital Contribution of $1,000 and for acting as the General Partner and such Partnership Interest shall not be subject to dilution pursuant to Section 2.1(d).

(c) The General Partner shall cause the Partnership to pay all operating costs, expenses and liabilities from the Partnership's funds on hand and the Partnership's credit facilities. The Partners are not required to make any further Capital Contributions to the Partnership.

(d) Should the General Partner determine that it is in the best interests of the Partnership that its Limited Partners invest additional capital in the Partnership as a contribution to Partnership Interests and any of them do not invest their pro rata share of such additional capital, then the respecting Partnership Interests of the Limited Partners will be adjusted accordingly.

2.2 Loans and Withdrawals of Capital

(a) Loans

(i) General Rule. No Partner shall be required to lend or advance any money to or for the benefit of the Partnership.

(ii) Permitted Operating Loans. If (A) the Partnership's funds are insufficient to meet its operating costs, expenses, obligations or liabilities, and (B) the Partnership has been unsuccessful in obtaining necessary financing from third parties on terms which are satisfactory to the General Partner, any Limited Partner may (but shall not be required to), with the approval of the General Partner, lend all or a portion of the amount of needed operating funds to the Partnership. In the event more than one Limited Partner desires to loan or advance funds to the Partnership pursuant to this Section 2.2(a)(ii), each such Limited Partner shall be entitled to provide to the Partnership such proportion of the necessary funds as such Limited Partner's Partnership Interest bears to the Partnership Interests of all Limited Partners who desire to participate. Any such loans shall (i) be unsecured, (ii) bear interest at a rate equal to the Commercial Rate, (iii) provide for repayments to be applied, first, to accrued interest and then to principal, and (iv) provide for repayment at the earliest possible time, prior to any distributions of cash flow to the Partners.

(iii) Withdrawals. Except as expressly set forth herein or agreed to in writing by all of the Partners, no Partner has the right to withdraw, at its option, any portion of its partnership capital.

2.3 No Interest on Capital Contributions

No Partner shall be entitled to receive any interest on the balance of its Capital Contributions.

ARTICLE 3
PARTICIPATION IN PROFITS AND LOSSES

3.1 Accounting Income

The net income or loss of the Partnership for accounting purposes for each calendar month shall be allocated among the Partners in accordance with their respective Weighted Average Partnership Interests for the calendar month.

3.2 Calculation of Income for Canadian Tax Purposes

The income of the Partnership in respect of a Fiscal Year for the purposes of the Tax Act (the "**Partnership Income**") shall be calculated in accordance with the following rules:

(a) The income of the Partnership for the Fiscal Year (the "**Preliminary Income**") shall be calculated in accordance with the Tax Act, prior to the deduction of:

(i) any amounts in respect of capital cost allowance under paragraph 20(1)(a) of the Tax Act; and

(ii) any amounts in respect of cumulative eligible capital under paragraph 20(1)(b) of the Tax Act,

and, for greater certainty, Preliminary Income shall include all dividends received by the Partnership and any taxable capital gains realized by the Partnership for such Fiscal Year.

(b) The Partnership shall deduct from the Preliminary Income such amounts of capital cost allowance and cumulative eligible capital under paragraphs 20(1)(a) and (b) of the Tax Act respectively, as is designated by the General Partner; provided that the amount so designated is in accordance with paragraphs 20(1)(a) and (b) of the Tax Act and shall be designated in an amount, to the extent possible, to minimize the taxable income (exclusive of dividends received by the Partnership and allocated to the Partners) of the Partners.

(c) Partnership Income for each Fiscal Year shall be allocated to the Partners in accordance with their respective Weighted Average Partnership Interest for such Fiscal Year.

(d) Any other amounts allocable for purposes of the Tax Act in any Fiscal Year will be allocated among the Partners in accordance with their respective Weighted Average Partnership Interest for such Fiscal Year.

(e) Notwithstanding the foregoing provisions of this Section 3.2, if, in any Fiscal Year, a Partnership Interest is transferred as a consequence of a winding-up, merger or amalgamation of a Partner, all amounts otherwise required to be allocated to the Transferring Partner pursuant to the terms of this Section 3.2 for such Fiscal Year shall be allocated to the Person to whom the Partnership Interest has been transferred.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Announces $50 Million Investment in Diluent Distribution Terminal in Edmonton/Fort Saskatchewan Energy Hub

CALGARY, March 12 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that a subsidiary has agreed to acquire a distribution terminal in the Edmonton/Fort Saskatchewan energy hub for $32 million as part of a $50 million growth initiative. The facility, to be known as the Alberta Diluent Terminal ("ADT"), will be used primarily to handle condensate, for use as diluent in the oil sands sector. The transaction is subject to normal commercial conditions and is expected to close no later than mid April.

The ADT will increase Keyera's condensate import capacity in the Edmonton/Fort Saskatchewan hub by a factor of five, to over 60,000 barrels per day, and will enable Keyera to continue as a key diluent supplier in Alberta as bitumen production grows. With its existing rail and storage capabilities, the site can become operational, on a limited basis, almost immediately. This provides significant cost and time advantages relative to a greenfield development.

The ADT consists of a 42 acre parcel of land located just north of Keyera's Edmonton Terminal. Located on the site is a rail offloading/loading rack with 20 spots, providing the capacity to handle 80 rail cars per day, rail storage spurs able to handle 200 rail cars, access to the Canadian National and Canadian Pacific railways, a truck loading rack and 435,000 barrels of product storage in six above-ground steel storage tanks.

Keyera also announced plans to invest $18 million to fully integrate the facility with Keyera's NGL Infrastructure. Keyera intends to construct two 4-kilometre pipelines from the ADT facility to its Fort Saskatchewan pipeline system, connecting its Edmonton terminal and its Fort Saskatchewan fractionation and storage facility. When the pipeline connections are complete, Keyera will be able to deliver product to market on a number of pipelines, or to Keyera's storage facility in Fort Saskatchewan. The ADT will also significantly enhance the operational flexibility of Keyera's existing logistics and storage businesses in the area, allowing products to be received in much higher quantities using 100 rail-car unit trains and providing product delivery into receipt pipelines at significantly higher flow rates.

"This acquisition is the latest step in our strategy of significantly enhancing our capability as a service provider to the oil sands sector in Alberta and is consistent with our goal of investing an average of $80 to $100 million in growth opportunities over the next three to five years," said Jim Bertram, President and CEO of Keyera. "The ADT facility is an ideal fit with our existing infrastructure and provides the capacity necessary to meet the growing needs of bitumen producers. Longer term, we expect the ADT facility to provide additional growth capital opportunities to handle other hydrocarbons and refined products from facilities in the area."

Cash flows from this project will primarily be fee-for-service income within Keyera's NGL Infrastructure contribution, and will also enable growth in Marketing contribution. The facility is expected to be cash flow neutral in 2008 and provide meaningful cash flow accretion in 2009 and beyond.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American

NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

Advisory

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating, construction and other costs, the pace and location of oil sands developments, the effect of changes in environmental and regulatory rules and standards, fluctuations in the demand for diluent, bitumen and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors which could cause actual results or events to differ materially from the forward-looking information contained herein, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: 1-888-699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 09:15e 12-MAR-08

FIRST AMENDING AGREEMENT

May 2nd, 2005

[*Notice to Reader: The names and addresses of the holders of the notes have been marked to be unreadable]

Re: Cdn. $20,000,000 5.42% Senior Secured Notes due August 26, 2008
Cdn. $52,000,000 5.79% Series A Senior Secured Notes due August 26, 2010
Cdn. $52,000,000 6.155% Series B Senior Secured Notes due August 26, 2013

Note Purchase Agreement dated August 26, 2003 (the "Note Agreement") among KeySpan Energy Canada Partnership (now Keyera Energy Partnership) and KeySpan Energy Facilities Limited (now Keyera Energy Facilities Limited), and the Purchasers listed in Schedule A thereto.

Dear Sir or Madam:

The purpose of this letter agreement is to document the following changes to the Note Agreement:

1. The definition of "Conversion Factor" in Section 8.7 of the Note Agreement is amended by deleting "1.4" and substituting "0.7143".

2. Section 9.8(b) of the Note Agreement is amended by deleting "Sections 13.1(b) and (c)" and substituting therefor "Section 13.1".

3. The defined term **"Subsidiary"** in Schedule B to the Note Agreement is amended by inserting the following sentence after the first sentence in that definition:

> "Notwithstanding the foregoing, a partnership, joint venture or other business association that is not a separate legal entity apart from the partners, joint venturers or owners thereof under applicable governing law, and whose assets and liabilities are therefore those of its partners, joint venturers or owners, shall not be a "**Subsidiary**" in and of itself."

This First Amending Agreement may be executed in any number of counterparts, including by facsimile, all of which taken together shall constitute one and the same instrument.

The Note Agreement, as amended hereby, is confirmed.

Please confirm your agreement to the foregoing by execution below, and returning same to the attention of David G. Smith, Senior Vice President and Chief Financial Officer.

Yours very truly,

KEYERA ENERGY PARTNERSHIP, by its managing general partner, KEYERA ENERGY MANAGEMENT LTD.

By: (signed) "David G. Smith"
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

KEYERA ENERGY FACILITIES LIMITED

By: (signed) "David G. Smith"
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

[*Notice to Reader: The execution page for each holder of notes, containing their respective name and signing authority name, have been omitted.]

KEYSPAN ENERGY CANADA PARTNERSHIP

AND

KEYSPAN ENERGY FACILITIES LIMITED

CDN. $20,000,000
5.42% SENIOR SECURED NOTES DUE AUGUST 26, 2008

CDN. $52,500,000
5.79% SERIES A SENIOR SECURED NOTES DUE AUGUST 26, 2010

CDN. $52,500,000
6.155% SERIES B SENIOR SECURED NOTES DUE AUGUST 26, 2013

NOTE PURCHASE AGREEMENT

Dated as of August 26, 2003

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KeySpan Energy Canada Partnership

600 SunLife Plaza, West Tower
144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

KeySpan Energy Facilities Limited

600 SunLife Plaza, West Tower
144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

As of August 26, 2003

TO: EACH OF THE PURCHASERS
LISTED IN THE ATTACHED SCHEDULE A

Ladies and Gentlemen:

Re: CDN. $20,000,000 5.42% Senior Secured Notes due August 26, 2008, CDN. $52,500,000 5.79% Series A Senior Secured Notes due August 26, 2010 and CDN. $52,500,000 6.155% Series B Senior Secured Notes due August 26, 2013

Each of KeySpan Energy Facilities Limited, an Alberta corporation (the "**Corporation**") and KeySpan Energy Canada Partnership, an Alberta general partnership (the "**Partnership**") (the Corporation and the Partnership are collectively referred to herein as the "**Issuers**" and individually as an "**Issuer**"), agrees with the purchasers named in Schedule A attached hereto (the "**Purchasers**") as follows, with capitalized terms used in this Agreement having the meanings specified in Schedule B.

1. AUTHORIZATION OF NOTES

1.1 Authorization of Issuance of Corporation's Notes

The Corporation will authorize the issue and sale of (a) CDN. $52,500,000 aggregate principal amount of its 5.79% Series A Senior Secured Notes due August 26, 2010 (the "**Series A Notes**") and CDN. $52,500,000 aggregate principal amount of its 6.155% Series B Senior Secured Notes due August 26, 2013 (the "**Series B Notes**") (collectively, the **U.S. Notes**"), such term to include any notes issued in substitution therefor pursuant to Section 14 of this Agreement). The Series A Notes shall be substantially in the form set out in Exhibit 1.1, and the Series B Notes shall be substantially in the form set out in Exhibit 1.2, with such changes therefrom, if any, as may be approved by the applicable Purchasers and the Corporation.

1.2 Authorization of Issuance of Partnership's Notes

The Partnership will authorize the issue and sale of CDN. $20,000,000 aggregate principal amount of its 5.42% Senior Secured Notes due August 26 2008 (the "**Canadian Notes**", such term to include any notes issued in substitution therefor pursuant to Section 14 of this Agreement). The Canadian Notes shall be substantially in the form set out in Exhibit 1.3, with such changes therefrom, if any, as may be approved by the Purchasers and the Partnership.

2. SALE AND PURCHASE OF NOTES; GUARANTEES

2.1 Sale and Purchase of Notes

Subject to the terms and conditions of this Agreement, the Issuers agree to issue and sell to the applicable Purchasers, and each Purchaser agrees to purchase from the applicable Issuer, at the Closing provided for in Section 3, Notes in the respective aggregate principal amount specified opposite such Purchaser's name in Schedule A at a purchase price equal to 100% of the principal amount thereof. The obligations of each Purchaser hereunder are several and not joint obligations, and no Purchaser shall have any obligation hereunder, nor any liability to any Person, for the performance or non-performance by any other Purchaser hereunder.

2.2 Guarantees

(a) Payment by the Corporation of all amounts due under, and the performance by the Corporation of its obligations in respect of, the U.S. Notes and the other Note Documents shall be absolutely and unconditionally guaranteed by the Partnership pursuant to a Guarantee Agreement substantially in the form attached to this Agreement as Exhibit 2.2 (a) (the "**Partnership Guarantee**") in favour of the holders of the U.S. Notes.

(b) Payment by the Partnership of all amounts due under, and the performance by the Partnership of its obligations in respect of, the Canadian Notes and the other Note Documents shall be absolutely and unconditionally guaranteed by the Corporation pursuant to a Guarantee Agreement substantially in the form attached to this Agreement as Exhibit 2.2 (b) (the "**Corporation Guarantee**") in favour of the holders of the Canadian Notes.

(c) Payment by the Issuers of all amounts due under, and the performance by Issuers of their respective obligations in respect of, the Notes and the other Note Documents shall be absolutely and unconditionally guaranteed by each Subsidiary that provides a guarantee pursuant to Section 9.8 (each a "**Subsidiary Guarantor**" and collectively the "**Subsidiary Guarantors**") pursuant to a Guarantee Agreement substantially in the form attached to this Agreement as Exhibit 2.2 (c) (a "**Subsidiary Guarantee**") in favour of the holders of the Notes.

2.3 Senior Debt Security

Subject to Section 13.10, the Notes, the Senior Debt Guarantees and the other Note Documents and the performance by each Issuer Party of its obligations thereunder shall be

secured by the Senior Debt Security, such security to be shared on a *pari passu* basis with the lenders under the Bank Facilities and other Secured Parties as permitted by and in the manner set forth in the Collateral Agency Agreement.

2.4 Collateral Agency Agreement

Each of the Purchasers shall become a party to the Collateral Agency Agreement by executing a Supplement in the form attached as Schedule B to the Collateral Agency Agreement pursuant to which the Purchasers, the lenders under the Bank Facilities and other Secured Parties agree as to their respective rights under the Senior Debt Security, all upon the terms and conditions set forth in the Collateral Agency Agreement.

2.5 Subordination Agreements

Each of KeySpan Corporation, KEDCO, KPL, KeySpan LP, the Commercial Trust, the Fund, KECC, the Managing Partner and any other Person who hereafter becomes a partner in the Partnership have entered into or shall enter into separate and several Subordination Agreements substantially in the form attached to this Agreement as Exhibit 2.5 (individually, a "**Subordination Agreement**" and, collectively, the "**Subordination Agreements**") pursuant to which each will subordinate its respective right to receive payments of Debt, interest accrued thereon and premium, if any, capital distributions and all other sums which may from time to time be due and owing to it from any Issuer Group Entity prior to the payment in full in cash of all Senior Debt, all upon the terms and conditions set forth in the Subordination Agreements.

3. CLOSING

The sale and purchase of the Notes to be purchased by each Purchaser shall occur at the offices of Macleod Dixon LLP, 3700, 400 Third Avenue, S.W., Calgary, Alberta at 10:00a.m., Mountain time, at a closing (the "**Closing**") on August 26, 2003 or on such other Business Day thereafter on or prior to September 30, 2003 as may be agreed upon by the Issuers and the Purchasers. At the Closing:

(a) the Corporation will deliver to each Purchaser the U.S. Notes to be purchased by such Purchaser in the form of a single U.S. Note (or such greater number of U.S. Notes in denominations of at least CDN. $250,000 as each Purchaser may request) dated the date of the Closing and registered in such Purchaser's name (or in the name of its nominee), against delivery by each Purchaser to the Corporation or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Corporation to Beneficiary Bank: TD Canada Trust, 340 – 5th Avenue S.W., Calgary, Alberta, ABA Routing Number 80609, Account Number 00805 0319360; and

(b) the Partnership will deliver to each Purchaser the Canadian Notes to be purchased by such Purchaser in the form of a single Canadian Note (or such greater number of Canadian Notes in denominations of at least CDN. $250,000 as each Purchaser may request) dated the date of the Closing and registered in such Purchaser's name (or in the name of its nominee), against delivery by each Purchaser to the

Partnership or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Partnership to Beneficiary Bank: TD Canada Trust, 340 – 5th Avenue S.W., Calgary, Alberta, ABA Routing Number 80609, Account Number 00805 0319360.

If at the Closing any Issuer shall fail to tender its Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to any Purchaser's satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such non-fulfillment.

4. CONDITIONS TO CLOSING

Each Purchaser's obligation to purchase and pay for the Notes to be sold to such Purchaser at the Closing is subject to the fulfilment to such Purchaser's satisfaction, prior to or at the Closing, of the following conditions:

4.1 Representations and Warranties

The representations and warranties of each Issuer Group Entity party to the Note Documents shall be correct when made and at the time of the Closing.

4.2 Performance; No Default

Each Issuer Party shall have performed and complied with all agreements and conditions contained in the Note Documents required to be performed or complied with by it prior to or at the Closing and, after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing. No Issuer Group Entity shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Section 10 had such Section applied since that date.

4.3 Compliance Certificates

(a) Each Issuer Party shall have delivered to each Purchaser an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled.

(b) Each Issuer Party shall have delivered to each Purchaser a certificate certifying as to the resolutions attached thereto, incumbency of officers, and other corporate or partnership matters and proceedings relating to the authorization, execution and delivery of the Note Documents, and appending certificates of status relating to each of the Issuer Parties for each jurisdiction in which it carries on material business or owns or leases material property, issued as of a date not more than two days prior to the date of Closing.

4.4 Opinions of Counsel

Each Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing:

(a) from Macleod Dixon LLP, Canadian counsel for the Issuer Parties, substantially in the form of Exhibit 4.4(a) and covering such other matters incident to the transactions contemplated hereby as the Purchasers or their counsel may reasonably request (and the Issuers hereby instruct their counsel to deliver such opinion to each Purchaser);

(b) from Chapman and Cutler LLP, special United States counsel for the Purchasers in connection with the transactions contemplated hereby, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as the Purchasers may reasonably request; and

(c) from Blake Cassels & Graydon LLP, special Canadian counsel for the Purchasers in connection with such transactions, substantially in the form of Exhibit 4.4(c) and covering such other matters incident to such transactions as the Purchasers may reasonably request.

4.5 Purchase Permitted by Applicable Law, etc.

On the date of the Closing, each Purchaser's purchase of Notes shall:

(a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as Section 1405(a)(8) of the *New York Insurance Law*) permitting limited investments by insurance companies without restriction as to the character of the particular investment;

(b) not violate any applicable law or regulation (including Regulation T, U or X of the Board of Governors of the U.S. Federal Reserve System); and

(c) not subject the Purchasers to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof.

If requested by any Purchaser, such Purchaser shall have received on the date of Closing an Officer's Certificate from any Issuer certifying as to such matters of fact as reasonably specified to enable such Purchaser to determine whether such purchase is so permitted.

4.6 Sale of Other Notes

Contemporaneously with the Closing, the Issuers shall sell to the other Purchasers, and the other Purchasers shall purchase, the Notes to be purchased by them at the Closing as specified in Schedule A.

4.7 Payment of Special Counsel Fees

Without limiting the provisions of Section 16.1, the Issuers shall have paid on or before the Closing the reasonable fees and disbursements of the Purchasers' special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Issuers at least one Business Day prior to the Closing.

4.8 Private Placement Numbers

Private Placement Numbers issued by Standard & Poor's CUSIP Service Bureau (in co-operation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for the Notes.

4.9 Changes in Legal Structure

Neither Issuer shall have changed its jurisdiction of organization or been a party to any amalgamation, plan of arrangement or consolidation, or otherwise changed its legal structure and organization from that set out in Schedule 4.9; and neither Issuer shall have succeeded to all or any substantial part of the liabilities of any other entity at any time following the date of the most recent financial statements referred to in Schedule 5.5.

4.10 Bank Agreements

The documents establishing the Bank Facilities shall be satisfactory to the Purchasers and their special counsel, and the Purchasers and their special counsel shall have received all such certified copies of such documents as they may reasonably request.

4.11 Note Documents

On the date of the Closing, all Note Documents shall be satisfactory to the Purchasers, shall have been duly executed and delivered by the parties thereto, shall be in full force and effect and shall constitute the legal, valid and binding obligations of each of the parties thereto, and the Purchasers shall have received originals or copies thereof.

4.12 Security

The Senior Debt Security shall create valid Liens in the Collateral in favour of the Collateral Agent, for the equal and rateable benefit of the Secured Parties (including the Purchasers). The Senior Debt Security shall have been registered, recorded and/or filed for record in such public offices or otherwise maintained in the possession of the appropriate party, as the case may be, as is necessary (and consistent with the requirements of the lenders under the Bank Facilities) to perfect the Collateral Agent's first priority Lien in the Collateral, for the equal and rateable benefit of the Secured Parties (including the Purchasers). The Purchasers shall have received evidence of all such registration, recordation and/or filing of the Senior Debt Security in such public offices. The Purchasers shall have received on or before the date of the Closing all of the Senior Debt Security, with each being satisfactory to each Purchaser and Purchasers' special counsel and (as applicable) duly executed and (also as applicable) sealed, attested, acknowledged, certified, or authenticated.

4.13 Funding Instructions

At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions executed by a Responsible Officer of the applicable Issuer directing the manner of the payment of funds and setting forth (a) the name and address of the transferee bank, (b) such transferee bank's ABA number, (c) the account name and number into which the purchase price for the Notes is to be deposited, and (d) the name and telephone number of the account representative responsible for verifying receipt of such funds.

4.14 Proceedings and Documents

All corporate, partnership, legal and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments (including the Constating Documents) incident to such transactions shall be satisfactory to the Purchasers and their special counsel, and the Purchasers and their special counsel shall have received all such counterpart originals or certified or other copies of the Constating Documents, and of all such other documents as they may reasonably request.

4.15 Permitted Senior Notes

All conditions contained in the Bank Facilities to the issuance of the Notes shall have been satisfied.

5. REPRESENTATIONS AND WARRANTIES

Each Issuer represents and warrants to each purchaser as of the date of this Agreement, and as of the date of Closing, that:

5.1 Organization; Power and Authority

(a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is validly registered as an extra-provincial or foreign corporation and is in good standing in each jurisdiction in which such registration is required by law, other than those jurisdictions as to which the failure to be so registered or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Corporation has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Note Documents to which it is a party and to perform the provisions hereof and thereof. The Corporation is subject to the relevant commercial law and is generally subject to suit and it does not, nor does any of its properties or revenues, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The execution and delivery of the Note Documents to which the Corporation is a party constitute private and commercial acts rather than governmental or public acts of the Corporation.

(b) The Partnership is a general partnership duly constituted under the laws of its jurisdiction of formation pursuant to the Partnership Agreement, and is registered as such in each jurisdiction in which such registration is required by law, other than those jurisdictions as to which the failure to be so registered could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Partnership has the power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Note Documents to which it is as party, and to perform the provisions hereof and thereof. The Partnership is subject to the relevant commercial law and is generally subject to suit and it is not, nor does any of the properties or revenues of the Partnership, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The execution and delivery of the Note Documents to which the Partnership is a party constitute private and commercial acts rather than governmental or public acts of the Partnership.

5.2 Authorization, etc.

The Note Documents have been duly authorized by all necessary corporate and partnership action on the part of the Issuer Party executing the same, and this Agreement constitutes, and upon execution and delivery thereof each other Note Document will constitute, a legal, valid and binding obligation of each Issuer Party party thereto enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3 Disclosure

The Issuers, through their placement agent, RBC Capital Markets, have delivered to each Purchaser a copy of a Private Placement Memorandum dated July, 2003 (the "**Memorandum**"), relating to the transactions contemplated hereby. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Issuers. The Note Documents, the Memorandum, the documents, certificates or other writings delivered to the Purchasers by or on behalf of each Issuer in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Memorandum, or in the financial statements listed in Schedule 5.5, since **December 31, 2002** there has been no change in the business, operations, affairs, financial condition, assets, properties or prospects of the Issuer Group except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to any Issuer Group Entity that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum.

5.4 Organization and Ownership of Shares of Subsidiaries; Affiliates

(a) Currently, the Corporation and KECC are the only Subsidiaries of the Partnership and there are no Subsidiaries of the Corporation. Schedule 5.4 contains (except as noted therein) complete and correct lists of:

(i) Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital shares or similar equity interests outstanding owned by the Partnership and each other Subsidiary;

(ii) Affiliates, other than Subsidiaries;

(iii) directors and officers of the Corporation; and

(iv) directors and officers of the Managing Partner of the Partnership.

(b) All of the outstanding shares or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Partnership have been validly issued, are fully paid and non-assessable and are owned by the Partnership and its Subsidiaries free and clear of any Lien except the Senior Debt Security.

(c) No Issuer Group Entity is a party to, or otherwise subject to any legal restriction or any agreement (other than the Note Documents, the Constating Documents which impose the restrictions specified in Schedule 5.4, the agreements associated with the Bank Facilities which impose the restrictions specified in Schedule 5.4, and customary limitations imposed by corporate law or legally equivalent statutes) restricting:

(i) its ability to pay dividends out of profits or make any other similar distributions of profits to its equity owners; or

(ii) its ability to create the Liens of the Senior Debt Security.

(d) No Issuer Group Entity is a party to any agreement or instrument that provides for the general management or administration of its business, property or affairs by any Person, except for the Constating Documents which provide for such matters.

(e) Each Subsidiary identified in Schedule 5.4 is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

5.5 Financial Statements

The Partnership has delivered to each Purchaser copies of the consolidated financial statements of the Partnership listed in Schedule 5.5. All of said financial statements (including in each case the related schedules and notes):

(a) fairly present in all material respects the consolidated financial position of the Partnership as of the respective dates specified in such Schedule and the consolidated results of its operations and cash flows for the respective periods so specified; and

(b) have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year end adjustments).

5.6 Compliance with Laws, Other Instruments, etc.

(a) The execution, delivery and performance by the Issuer Parties of the Note Documents, and by the Affiliates of the Subordination Agreements to which any of them is a party, will not:

(i) contravene, result in any breach of, or constitute a default under, or (except for the Liens created pursuant to Senior Debt Security in favor of the Collateral Agent, for the equal and ratable benefit of the Secured Parties (including the Purchasers)) result in the creation of any Lien in respect of any property of any Issuer Group Entity or Affiliate under, any indenture, mortgage, deed of trust, loan or credit agreement, purchase agreement, lease or any other agreement or instrument (including the Constating Documents) to which an Issuer Group Entity or Affiliate is bound or by which an Issuer Group Entity or Affiliate or any of its respective properties may be bound or affected;

(ii) violate the articles, by-laws or partnership agreement governing an Issuer Party or Affiliate;

(iii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to an Issuer Group Entity or Affiliate; or

(iv) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to an Issuer Group Entity or Affiliate.

(b) The Issuer Group Entities are in compliance with all applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities where failure to be so would individually or in the aggregate have a Material Adverse Effect.

5.7 Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Issuer Parties of the Note Documents, including any consent, approval, authorization, registration, filing or declaration required in connection with obtaining Canadian Dollars to make payments under Note Documents and the payment of such Canadian Dollars to Persons resident in the United States of America, except as have been obtained. No such consent, approval, authorization, registration, filing or declaration is necessary and no agreement, document or instrument (including the Note Documents) need be stamped with any stamp, registration or similar transaction tax, nor any other document or instrument (including the Note Documents) need be filed, recorded or enrolled with any Governmental Authority, in each case, to ensure the legality, validity, enforceability or admissibility into evidence in Canada or any province thereof of the Note Documents.

5.8 Litigation; Observance of Agreements, Statutes and Orders

(a) There are no actions, suits or proceedings pending or, to the knowledge of any Issuer Group Entity, threatened against or affecting any Issuer Group Entity or any property of any Issuer Group Entity in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, (i) could reasonably be expected to have a Material Adverse Effect, or (ii) purports to affect the validity or enforceability of this Agreement or any other Note Document.

(b) No Issuer Group Entity is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9 Taxes

Each Issuer Group Entity has filed all tax returns that are required to have been filed by it in any jurisdiction, and has paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or its properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material, or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the applicable Issuer Group Entity has established adequate reserves in accordance with GAAP. The Issuer Group Entities know of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Issuer Group Entities in respect of federal, provincial, state or other taxes for all fiscal periods are adequate. The federal and provincial income tax liabilities of each Issuer Group

Entity have been paid for all fiscal years up to and including the fiscal year ended December 31, 2002.

5.10 Title to Property; Leases

The Issuer Group Entities have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by any Issuer Group Entity after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11 Licenses, Permits, Intellectual Property, etc.

(a) The Issuer Group Entities own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b) To the best knowledge of the Issuers, no product of any Issuer Group Entity infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person.

(c) To the best knowledge of the Issuers, there is no Material violation by any Person of any right of any Issuer Group Entity with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by any Issuer Group Entity.

5.12 Compliance with Pension Laws

(a) To the extent applicable, each Issuer and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. None of the Issuers nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by any Issuer or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of any Issuer or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as could not be individually or in the aggregate Material.

(b) To the extent applicable, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "**benefit liabilities**" has the meaning specified in Section 4001 of ERISA, and the terms "**current value**" and "**present value**" have the meaning specified in Section 3 of ERISA.

(c) To the extent applicable, the Issuers and the ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d) To the extent applicable, the expected post-retirement benefit obligation (determined as of the last day of the Issuers' most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Issuers and the Restricted Subsidiaries is not Material.

(e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code. The representation by the Issuers in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of each Purchaser's representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by such Purchaser.

(f) Each Non-U.S. Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities, and has been maintained, where required, in good standing with applicable regulatory authorities; no Issuer Group Entity has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Pension Plan; and the present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Pension Plan, determined as of the end of the Partnership's most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Pension Plan allocable to such benefit liabilities. All contributions required to be made with respect to a Non-U.S. Pension Plan have been timely made.

5.13 Private Offering by the Issuers

(a) Neither the Issuers nor anyone acting on their behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or

otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and not more than 18 other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Issuers nor anyone acting on their behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the *U.S. Securities Act.*

(b) Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 6, the sale of the Notes hereunder is exempt from the registration and prospectus delivery requirements of the *U.S. Securities Act*. In the case of each offer or sale of the Notes, no form of general solicitation or general advertising was used by the Issuers, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(c) No securities similar to the Notes have been issued and sold by the Issuers within the six-month period immediately prior to the date hereof. None of the securities issued by the Issuers within such six-month period could be integrated with the issuance of the Notes as a single offering for purposes of the *U.S. Securities Act*, and the Issuers agree that they will not, nor will any authorized Person acting on their behalf, offer or sell any Notes, or any portion of them, if such offer or sale might bring the issuance and sale of the Notes to any Purchaser hereunder within the provisions of Section 5 of the *U.S. Securities Act* nor will the Issuers or any authorized Person acting on their behalf offer any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, or otherwise approach of negotiate with respect thereto, with anyone, if the sale of the Notes and any such securities could be integrated as a single offering for the purposes of the *U.S. Securities Act*, including Regulation D thereunder.

5.14 Use of Proceeds; Margin Regulations

(a) The Issuers will apply the proceeds of the sale of the Notes to first repay and cancel Tranche C Borrowings (as defined in the Bank Facilities) and thereafter to repay other Debt under the Bank Facilities and other existing short-term Debt and for general corporate or partnership purposes.

(b) No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the U.S. Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Issuers in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Issuers do not own any margin stock. As used in this Section, the terms "**margin stock**" and "**purpose of buying or carrying**" shall have the meanings assigned to them in said Regulation U.

5.15 Existing Debt; Future Liens

(a) Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Issuer Group Entities as of the date specified therein, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Debt. No Issuer Group Entity is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of any Issuer Group Entity and no event or condition exists with respect to any Debt of an Issuer that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Schedule 5.15 sets forth a complete and correct list of all Liens (other than the Senior Debt Security) securing Debt of each Issuer Group Entity as of the date of Closing.

(c) Except as disclosed in Schedule 5.15, no Issuer Group Entity has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.3.

(d) No reserve fund or similar mechanism has been established, or agreed to be established under any circumstances, for the payment of any Debt of any Issuer Group Entity.

5.16 Foreign Assets Control Regulations, Etc.

(a) Neither the sale of the Notes by the Issuers hereunder nor their use of the proceeds thereof will violate the *U.S. Trading with the Enemy Act*, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(b) Without limiting the foregoing, no Issuer Group Entity:

(i) is or will be a person whose property or interests in property are blocked pursuant to Section 1 of U.S. Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001);

(ii) engages or will engage in any dealings or transactions, or be otherwise associated, with any such person; or

(iii) has violated the *U.S.A. Patriot Act*.

5.17 Status under Certain Statutes

No Issuer Group Entity is an "investment company" registered or required to be registered or otherwise subject to regulation under the *U.S. Investment Company Act* of 1940, as amended, or is subject to regulation under the *U.S. Public Utility Holding Company Act* of 1935, as amended.

5.18 Environmental Compliance

No Issuer Group Entity has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against any Issuer Group Entity or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Further, except as otherwise disclosed to you in writing:

(a) no Issuer Group Entity has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) no Issuer Group Entity has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by any Issuer Group Entity are in compliance with applicable Environmental Laws, except where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19 Notes Rank *Pari Passu*

The obligations of each Issuer Party under the Note Documents to which it is a party rank at least *pari passu* in right of payment with all its other Senior Debt (actual or contingent), including all Senior Debt of the Issuers described in Schedule 5.15 hereto.

5.20 Senior Debt Security

The Senior Debt Security creates valid Liens in all of the Collateral in favor of the Collateral Agent, for the equal and ratable benefit of the Secured Parties (including the Purchasers). The Senior Debt Security has been registered, recorded and/or filed for recorded in such public offices or otherwise maintained in the possession of the appropriate party, as the case may be, as is necessary (and consistent with the requirements of the lenders under the Bank

Facilities) to perfect the Collateral Agent's first priority Lien in the Collateral, for the equal and ratable benefit of the Secured Parties (including the Purchasers).

6. REPRESENTATIONS AND AGREEMENTS OF THE PURCHASERS

6.1 Purchase for Investment

(a) Each Purchaser represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more pension or trust funds and not with a view to the distribution thereof; provided that the disposition of its or their property shall at all times be within its or their control. Each Purchaser understands that the Notes have not been registered under the *U.S. Securities Act* or qualified for distribution by a prospectus under Canadian federal or provincial securities laws and may be transferred or resold (including by pledge or hypothecation) only if registered pursuant to the provisions of the *U.S. Securities Act* and a valid qualification under applicable state or provincial securities or "blue sky" laws, or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be transferred or resold (including by pledge or hypothecation) in Canada only in compliance with applicable Canadian federal and provincial securities laws and that the Issuers are not required to register the Notes in the United States or Canada. Such Purchaser is knowledgeable, sophisticated and experienced in business and financial matters; it has previously invested in securities similar to the Notes; and it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is able to bear the economic risk of its investment in the Notes and is presently able to afford the complete loss of such investment; it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is an Institutional Accredited Investor; and it has been afforded sufficient access to information about the Issuers and their financial condition and business sufficient to enable it to evaluate its investment in the Notes.

(b) Such Purchaser hereby acknowledges that the Notes shall bear a legend, substantially in the following form:

> THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

(c) If such Purchaser is a resident of Canada:

(i) such Purchaser is not resident in Yukon Territory, Nunavut Territory or Labrador or the Province of New Brunswick, Newfoundland, Prince Edward Island or Saskatchewan;

(ii) except for a Purchaser resident in the Province of Ontario or Quebec, it is purchasing the Notes as principal or for a fully managed account (being an account in respect of which the Purchaser makes all investment decisions for the account and has full discretion to purchase or sell securities for the account without requiring the client's express consent to such purchase or sale) or accounts on behalf of which its purchase is deemed to be as principal under applicable securities legislation, and it is an "accredited investor" as such term is defined in Multilateral Instrument 45-103;

(iii) if such Purchaser is a resident of Ontario, it is an "accredited investor" as such term is defined in Ontario Securities Commission Rule 45-501;

(iv) if such Purchaser is a resident of the Province of Quebec, (a) such Purchaser is purchasing the Notes as principal for its own account, the total cost of subscription or purchase of the Notes by such Purchaser is at least Cdn. $150,000, and it is not a corporation or other entity established solely to acquire the Notes under the prospectus exemption set out in section 51 of the *Securities Act* (Quebec), (b) such Purchaser is either (i) a trust company licensed under the *Act respecting trust companies and savings companies* (Quebec), (ii) an insurance company holding a license under an *Act respecting insurance* (Quebec) or (iii) a dealer or adviser registered in conformity with section 148 of the *Securities Act* (Quebec), and is purchasing the Notes for the portfolio of a third person managed solely by such Purchaser, or (c) such Purchaser is a "sophisticated purchaser" within the meaning of section 44 of the *Securities Act* (Quebec);

(v) it acknowledges that the sale and delivery of the Notes to such Purchaser and (if applicable) to any purchaser on whose behalf such Purchaser is contracting hereunder, is conditional upon such sale being exempt from the prospectus and dealer registration requirements under applicable securities laws in the province of Canada in which such Purchaser is resident;

(vi) the Notes are subject to re-sale restrictions under applicable securities laws, and it has been advised to consult its own legal advisors with respect to applicable re-sale restrictions; and

(vii) it will comply with all relevant securities legislation concerning any re-sale of the Notes.

(d) Each of the Purchasers and each subsequent holder of any Note, by its acceptance thereof, agrees that no transfer or sale (including by pledge or hypothecation) of

Notes by any holder of Notes which is otherwise permitted hereunder, other than a transfer or sale to an Issuer or any of its Subsidiaries, shall be effective, unless such transfer or sale is made:

(i) pursuant to an effective registration statement under the *U.S. Securities Act* and a valid qualification under applicable state or provincial securities or "blue sky" laws; or

(ii) without such registration or qualification as a result of the availability of an exemption therefrom.

6.2 Source of Funds

At least one of the following statements is an accurate representation by each Purchaser (other than a Purchaser resident in Canada) as to each source of funds (a "**Source**") to be used by such Purchaser to pay the purchase price of the Notes to be purchased by it hereunder:

(a) the Source is an "insurance company general account" within the meaning of Department of Labor Prohibited Transaction Class Exemption ("**PTE**") 95-60 (issued July 12, 1995) and there is no employee benefit plan, treating as a single plan all plans maintained by the same employer or employee organization, with respect to which the amount of general account reserves and liabilities for all contracts held by or on behalf of such plan, exceed 10% of the total reserves and liabilities of such general account (exclusive of separate account liabilities) plus surplus, as set forth in the NAIC Annual Statement filed with such Purchaser's state of domicile; or

(b) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 (issued January 29, 1990), or (ii) a bank collective investment fund, within the meaning of PTE 91-38 (issued July 12, 1991) and, except as such Purchaser has disclosed to the Issuers in writing pursuant to this paragraph (b), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(c) the Source constitutes assets of an "investment fund" (within the meaning of Part V of the QPAM Exemption) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption); no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(i) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM exceed 20% of the total client assets managed by such QPAM, the conditions of Part 1(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of control in Section V(e) of the QPAM Exemption) owns a 5% or more interest in either of the Issuers; and (i) the

identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Issuers in writing pursuant to this paragraph (c); or

(d) the Source is a governmental plan; or

(e) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Issuers in writing pursuant to this paragraph (e); or

(f) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "employee benefit plan", "governmental plan", "party in interest" and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

6.3 Credit Decision

By its execution of this Agreement, each Purchaser severally represents and acknowledges to each other Purchaser that it has, independently and without reliance upon any other Purchaser and based on the financial statements referred to in Section 5.5, the Memorandum, and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser also severally represents and acknowledges to each other Purchaser that there are risks associated with the purchase of the Notes, and that it will, independently and without reliance upon any other Purchaser and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the Notes. The provisions of this Section 6.3 are for the sole benefit of the Purchasers and are not intended to benefit or to confer any right upon the Issuers or any other Person.

7. INFORMATION AS TO THE ISSUERS

7.1 Financial and Business Information

The Issuers shall deliver to each holder of Notes that is an Institutional Investor:

(a) **Quarterly Statements** - within 60 days after the end of each quarterly fiscal period in each fiscal year of the Partnership (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of unaudited consolidated financial statements for each of the Partnership and the Fund as at the end of such quarter setting forth in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer of the Managing Partner as fairly presenting, in all material respects, the financial position of the entities being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments;

(b) **Annual Statements** - within 120 days after the end of each fiscal year of the Partnership, duplicate copies of audited consolidated financial statements of each of the Partnership and the Fund as at the end of such year, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by:

(i) an auditor's report confirming that its examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as it considered necessary in the circumstances and that such consolidated financial statements present fairly in all material respects the consolidated financial position of the Partnership and its Subsidiaries as of the close of such fiscal year and the results of their operations and the changes in their financial position for the fiscal year then ended, in accordance with GAAP; and

(ii) a certificate of a Senior Financial Officer of the Managing Partner certifying that, except as disclosed in such financial statements, neither the Issuers nor any Restricted Subsidiary has had any liability, contingent or otherwise, or any unrealized or anticipated loss that singularly or in the aggregate, had, or could reasonably be expected to have, a Material Adverse Effect;

(c) **Alberta Securities Commission and Other Reports** - promptly upon their becoming available, one copy of:

(i) each financial statement sent by an Issuer Group Entity to securities holders generally, and

(ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by an Issuer Group Entity with any securities exchange, including the Alberta Securities Commission or the U.S. Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States federal, state or provincial securities regulatory authority or with any Canadian provincial or United States stock exchange and of all press releases and other statements made available generally by an Issuer Group Entity to the public concerning developments that are Material;

(d) **Notice of Default or Event of Default** - promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence

thereof and what action any Issuer is taking or proposes to take with respect thereto;

(e) **ERISA Matters** - promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that any Issuer proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in Section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by an Issuer or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by an Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of an Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f) **Notices from Governmental Authority** - promptly, and in any event within 30 days of receipt thereof, copies of any notice to an Issuer Group Entity from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g) **Unrestricted Subsidiaries** – if and for so long as the Partnership and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Partnership and its Subsidiaries on a consolidated basis, then the Partnership shall be required, in addition to the requirements of and within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Partnership and its Restricted Subsidiaries on a consolidated basis pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to the Partnership and its Subsidiaries on a consolidated basis, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Partnership and its Subsidiaries on a consolidated basis, with the

effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall be reported on the basis of financial statements pertaining to the Partnership and its Restricted Subsidiaries only (excluding Unrestricted Subsidiaries), rather than the Partnership and its Subsidiaries on a consolidated basis; and

(h) **Requested Information** - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Issuers and the Restricted Subsidiaries or relating to the ability of the Issuers and the Restricted Subsidiaries to perform their respective obligations under the Note Documents as from time to time may be reasonably requested by any such holder of Notes, including such information as is required by SEC Rule 144A under the *U.S. Securities Act* to be delivered to any prospective transferee of the Notes.

7.2 Officer's Certificate

Each set of financial statements delivered to a holder of Notes pursuant to Sections 7.1(a) or 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Managing Partner setting forth (in addition to those matters stated in Sections 7.1(a) and 7.1(b)):

(a) **Covenant Compliance** - the information (including detailed calculations) required in order to establish whether the Issuers were in compliance with the requirements of Sections 10.1, 10.2, 10.3, 10.4 and 10.6 hereof during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) **Event of Default** - a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Issuers and the Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including any such event or condition resulting from the failure of an Issuer or a Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Issuers and the Restricted Subsidiaries shall have taken or propose to take with respect thereto.

7.3 Inspection

The Issuers shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a) **No Default** - if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Issuers, to visit the principal executive office of an Issuer or a Restricted Subsidiary, to discuss the business, finances and accounts of such Issuer or Restricted Subsidiary with its officers, and (with its consent, which consent will not be unreasonably withheld) its independent chartered accountants, and (with its consent, which consent will not be unreasonably withheld) to visit the other offices and properties of the Issuers and the Restricted Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) **Default** - if a Default or Event of Default then exists, at the expense of the respective Issuers, to visit and inspect any of the offices or properties of the Issuers and the Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective business, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Issuers authorize said accountants to discuss the businesses, finances and accounts of the Issuers and the Subsidiaries), all at such times and as often as may be reasonably requested.

8. PREPAYMENT OF THE NOTES

8.1 No Required Prepayments

No regularly scheduled prepayment of the principal of any of the Notes is required prior to the date of its maturity.

8.2 Optional Prepayments with Make-Whole Amount

The Issuers may, at their option, upon notice as provided below, prepay at any time all, or from time to time any part, of the Notes, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. Each Issuer will give each holder of its Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall be irrevocable and specify such date, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer of the applicable Issuer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the applicable Issuer shall deliver to each holder of its Notes a Certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3 Prepayment for Reasons of Taxation With Modified Make-Whole Amount

(a) If in the good faith opinion of the Board of Directors of the Corporation (which determination shall be accompanied by a written opinion of an independent tax counsel of recognized standing to the same such effect), the Corporation would be obligated to pay a Tax Indemnity Amount greater than 5% of any interest payment in respect of the U.S. Notes pursuant to Section 23 as a result of a change of Tax law or in the administration thereof after the date of this Agreement, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 23, the Corporation may, by giving written notice to each holder of the U.S. Notes not less than 30 days nor more than 60 days before the date fixed for a prepayment pursuant to this Section 8.3, prepay all (but not less than all) of the outstanding U.S. Notes with respect to which any such amounts will be payable by payment of the principal amount of the U.S. Notes and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 23, and a premium equal to the Make-Whole Amount, determined as of two Business Days prior to the date of such prepayment pursuant to this Section 8.3, which Make-Whole Amount shall be determined free and clear of Taxes;

(b) At any time on or after the date on which any holder of the U.S. Notes receives notice pursuant to this Section 8.3 that the Corporation intends to prepay the U.S. Notes held by such holder pursuant to this Section 8.3, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Corporation in the manner provided in Section 19, irrevocably waive any and all right to any payment of any additional amounts the Corporation would become obligated to pay under Section 23 as a result of any deduction or withholding which would be required, such waiver to be effective as of the date of delivery by the Corporation of such notice of prepayment and to survive termination of this Agreement and payment in full of the U.S. Notes, provided that no such waiver shall be deemed to constitute a waiver of any right to receive a payment in full under Section 23 in respect of any other event or condition that shall have given rise to the Corporation's prepayment right under this Section 8.3, including any increase in the amount of any payment that a holder of any U.S. Note would be entitled to receive under Section 23, notwithstanding any waiver previously delivered pursuant to this Section 8.3. Effective upon receipt of notice of such waiver, the Corporation shall then cease to have any right of prepayment with respect to such U.S. Notes under this Section 8.3 in respect of the Tax to which the notice relates; and

(c) True, correct and complete copies of any determination by the Board of Directors of the Corporation as to the existence of any such obligation to pay a Tax as above contemplated and the opinion of independent tax counsel of recognized standing to the same such effect shall be furnished to each holder of the U.S. Notes concurrently with the written notice delivered pursuant to Section 8.3(a)..

8.4 Allocation of Partial Prepayments

(a) In the case of each partial prepayment of the U.S. Notes by the Corporation pursuant to Section 8.3, the principal amount of the U.S. Notes to be prepaid shall be allocated among all of the U.S. Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

(b) In the case of each partial prepayment of the Notes by the Issuers pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the U.S. Notes and the Canadian Notes, at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

8.5 Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the applicable Issuer shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the applicable Issuer and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.6 Purchase of Notes

The Issuers will not, and will not permit any Affiliate to, purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. Each Issuer will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.7 Make-Whole Amount

The term "Make-Whole Amount" means, (a) in the case of any Canadian Note, the Canadian Make-Whole Amount, and (b) in the case of any U.S. Note, the U.S. Make-Whole Amount. For the purposes of determining the Make-Whole Amount, the following terms have the following meanings:

"**Called Principal**" means, with respect to any Note, the principal of such Note that is to be prepaid pursuant to Section 8.2 or Section 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**Canadian Make-Whole Amount**" means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect

to the Called Principal of such Canadian Note over the amount of such Called Principal; *provided* that the Make-Whole Amount may in no event be less than zero.

"**Conversion Factor**" means the constant 1.4.

"**Discounted Value**" means, with respect to the Called Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on such Note is payable) equal to the Reinvestment Yield (expressed on the same periodic basis as that on which interest on such Note is payable) with respect to such Called Principal.

"**Reinvestment Yield**" for purposes of the U.S. Make-Whole Amount means, with respect to the Called Principal of any U.S. Note, (i) 50 basis points in the case of any prepayment of the Notes pursuant to Section 8.2 or in the case of the acceleration of the Notes pursuant to Section 12.1 or (ii) 75 basis points in the case of any prepayment or payment of the Notes pursuant to Section 8.3 over, in each such case, the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (Chicago, Illinois time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page USD - PX1" of the Bloomberg Financial Markets Services Screen (or, if not available, any other national recognized trading screen reporting on-line intraday trading in the U.S. Treasury securities) for actively traded on-the-run U.S. Treasury securities having a maturity which is the same as the maturity date of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded on-the-run U.S. Treasury securities having a constant maturity which is the same as the maturity date of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (1) the actively traded on-the-run U.S. Treasury security with the maturity closest to and greater than the maturity date of such Called Principal and (2) the actively traded on-the-run U.S. Treasury security with the maturity closest to and less than the maturity date of such Called Principal.

"**Reinvestment Yield**" for purposes of the Canadian Make-Whole Amount, means with respect to the Called Principal of any Canadian Note, 34 basis points in the case of any prepayment of the Notes pursuant to Section 8.2 or in the case of acceleration of the Notes pursuant to Section 12.1, in each such case over the Government of Canada Yield calculated at 10:00 a.m. (Toronto, Ontario time) determined as at the second Business Day preceding the Settlement Date. *"Government of Canada Yield"* on any date means the yield to maturity on such date which an assumed new issue of non-callable government of Canada bonds denominated in Canadian dollars would carry if issued in Canada, at 100% of its principal amount on such date, with a term to maturity equal to the remaining term to maturity of the Canadian Notes, such yield to be determined by two members of the Investment Dealer's Association of Canada selected by the holders of at least 66²/₃% of the outstanding principal

amount of the Canadian Notes at the time outstanding which members deal in such government securities who shall confer as to such determination and shall report, jointly on such Business Date to the Partnership and the holders of the Canadian Notes the yield they have agreed upon or failing such agreement, the arithmetic average of the respective yields determined by each such member.

"**Remaining Scheduled Payments**" means, with respect to the Called Principal of any Note, the payment of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, 8.3 or 12.1.

"**Settlement Amount**" means, with respect to the Swap related to any U.S. Note, in determining the U.S. Make-Whole Amount, the amount deemed paid or received by the holder of such Note by reason of a termination (or deemed termination) of such Swap, which shall be an amount equal to the Settlement Amount as defined by the International Swap and Derivatives Association, Inc.'s standard 1992 Multicurrency-Cross Border Master Agreement (the "Master Agreement") where the parties have elected to calculate such amount in accordance with the Second Method payment method (as defined in the Master Agreement) and Market Quotation payment measure (as defined in the Master Agreement) and payable in U.S. Dollars.

"**Settlement Date**" means, with respect to the Called Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or Section 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**U.S. Make-Whole Amount**" means, with respect to any Note, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments (in Canadian Dollars) multiplied by the Conversion Factor over the amount of such Called Principal (in Canadian Dollars) multiplied by the Conversion Factor *plus or minus* the Settlement Amount, if any, deemed paid or received respectively by the holder of such Note in connection with such prepayment or payment; *provided,* however, that the Make-Whole Amount may in no event be less than zero.

8.8 Canadian and U.S. Make-Whole Amounts

Anything contained in this Agreement to the contrary notwithstanding, the Issuers understand and agree that if the Make-Whole Amount becomes due and payable pursuant to this Agreement, the Corporation shall pay the U.S. Make-Whole Amount to any holder of the U.S. Notes, and the Partnership shall pay the Canadian Make-Whole Amount to any holder of the Canadian Notes.

9. AFFIRMATIVE COVENANTS

Each of the Issuers covenants that so long as any of the Notes are outstanding:

9.1 Compliance with Law

(a) The Issuers will, and will cause each Restricted Subsidiary to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including ERISA and applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities in respect of Non-U.S. Pension Plans and all Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) Without limiting paragraph 9.1(a), the Issuers will not, and will not permit any Restricted Subsidiary to, take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Lien on any property of the Issuers or Restricted Subsidiaries pursuant to any Canadian federal or provincial law, nor will an Issuer or Restricted Subsidiary withdraw from any multiemployer plan if such withdrawal would subject an Issuer or Restricted Subsidiary to a liability that would have a Material Adverse Effect.

9.2 Insurance

The Issuers will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3 Maintenance of Properties

Subject to Sections 10.5 and 10.6, the Issuers will, and will cause each Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent an Issuer or Restricted Subsidiary from discontinuing the operation and the maintenance of any of such properties if such discontinuance is desirable in the conduct of its business and the Issuers have concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4 Payment of Taxes and Claims

The Issuers will, and will cause each Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on the Issuers and the Restricted Subsidiaries or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of any Issuer or Restricted Subsidiary prohibited by Section 10.3, provided that neither the Issuers nor any Restricted Subsidiary need pay any such tax or assessment or claims if:

(a) the amount, applicability or validity thereof is contested by the Issuer or Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of such Issuer or Restricted Subsidiary; or

(b) the non-payment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5 Legal Existence, Etc.

The Issuers will at all times preserve and keep in full force and effect its corporate or partnership existence (as applicable). Subject to Section 10.5, the Issuers will at all times preserve and keep in full force and effect the corporate or partnership existence of each Restricted Subsidiary and all rights and franchises of each Restricted Subsidiary unless, in the good faith judgment of the Issuers, the termination of or failure to preserve and keep in full force and effect such corporate or partnership existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6 Form 20 Filing

Each of the Issuers will within 10 days of Closing file a report of the sale of its Notes to the respective Purchasers prepared on Form 20 under the *Securities Act* (Alberta) (such report to be executed in accordance with the regulations under that Act), together with payment of the prescribed fee in connection therewith.

9.7 Notes to Rank Pari Passu

All obligations of each Issuer Party under each Note Document to which it is a party are and at all times shall remain direct obligations of the applicable Issuer Party ranking at least *pari passu* in right of payment with all other present and future senior Debt (actual or contingent) of such Issuer Party which is not expressed to be subordinate or junior in rank to any other unsecured Debt of such Issuer Party.

9.8 Subsidiary Guarantee and Security

The Partnership will cause each Subsidiary that becomes a borrower or a guarantor under a Bank Facility to concurrently therewith enter into and become a party to a Subsidiary Guarantee and, if the Notes are then secured, the Senior Debt Security and the Collateral Agency Agreement, and within three Business Days thereafter, to deliver to the Collateral Agent the following items:

(a) a Subsidiary Guarantee;

(b) if the Notes are then secured, executed originals of (i) the Senior Debt Security contemplated in Sections 13.1(b) and (c) with such Subsidiary as grantor thereunder, and (ii) a Loan Party Supplement in the form attached as Schedule "C" to the Collateral Agency Agreement;

(c) a certificate signed by the President, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7 but with respect to such Subsidiary and its Subsidiary Guarantee and the Collateral Agency Agreement and, if the Notes are then secured, the Senior Debt Security as it pertains to such Subsidiary;

(d) such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by the Subsidiary Guarantee, the Collateral Agency Agreement and, if the Notes are then secured, the Senior Debt Security as it pertains to such Subsidiary; and

(e) an opinion of independent counsel satisfactory to the Required Holders to the effect that the Subsidiary Guarantee, the Collateral Agency Agreement and, if the Notes are then secured, the Senior Debt Security as it pertains to such Subsidiary have been duly authorized, executed and delivered and constitute the legal, valid and binding contracts and agreements of such Subsidiary enforceable in accordance with their respective terms, subject to customary exceptions and assumptions.

If any Subsidiary Guarantor is not or ceases to be a borrower or a guarantor under any Bank Facility, then the Issuers may require the holders of Notes to release any Subsidiary Guarantee of such Subsidiary upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, whereupon such Subsidiary shall cease to be a Subsidiary Guarantor hereunder, provided that:

(f) at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, no Default or Event of Default exists or would exist; and

(g) after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, all Debt that thereby becomes Priority Debt shall be permitted by Section 10.2 as if such Debt were incurred on the date of such release, and all Liens that immediately prior to such release are permitted pursuant to clause (t) of the definition of "Permitted Encumbrances" herein shall continue to be permitted immediately after such release, notwithstanding that any such Debt or Lien may have existed at Closing,

and the Partnership shall have provided an Officer's Certificate to both such effects. The Subsidiary Guarantee of such Subsidiary shall be deemed to be released and terminated as at the expiry of such 5 Business Day period (unless sooner agreed by all holders of Notes).

9.9 Subordination Agreements

(a) In addition to the Subordination Agreements provided at the Closing, the Issuers will cause each Person who hereafter becomes a partner in the Partnership to concurrently therewith enter into and become a party to a Subordination Agreement and, within three Business Days thereafter, to deliver such Subordination Agreement to the Collateral Agent.

(b) The Subordination Agreement provided by KeySpan Corporation pursuant to Section 2.5 will be released by the Collateral Agent if the lenders under the Bank Facilities release such Subordination Agreement and if KeySpan Corporation is not then holding a direct partnership interest in the Partnership.

9.10 Designation of Restricted Subsidiaries

The Partnership may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary by providing to the holders of Notes, a Notice of Designation in the form attached hereto as Schedule 9.10; *provided* that:

(a) at the time of such designation or redesignation and immediately after giving effect thereto, no Default or Event of Default would exist;

(b) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt or Capital Stock of any Issuer or Restricted Subsidiary;

(c) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Liens and Debt of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.2 and Section 10.3, notwithstanding that any such Debt or Lien may have existed as of the date of Closing;

(d) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not at any time after the date of this

Agreement have previously been designated as an Unrestricted Subsidiary more than once; and

(e) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, such Unrestricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as a Restricted Subsidiary more than once.

10. NEGATIVE COVENANTS

Each of the Issuers covenants that so long as any of the Notes are outstanding:

10.1 Financial Ratios

(a) The Issuers will not permit, as of the end of each fiscal quarter of the Partnership, the ratio of Consolidated Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters (ending on the date of determination and taken as a single accounting period) to exceed 3.5 to 1.0; *provided that* notwithstanding the foregoing, such ratio may be exceeded for a period not to exceed six months following the fiscal quarter in which such ratio was exceeded, (if, but only if) either such ratio does not exceed 4.0 to 1.0 during such period or the ratio of Consolidated Debt to Consolidated Capitalization does not exceed 50% during such period.

(b) The Issuers will not permit, as of the end of each fiscal quarter of the Partnership, the ratio of Consolidated EBITDA to Consolidated Interest Charges for each period of four consecutive quarters (ending on the date of determination and taken as a single accounting period) to be less than 3.0 to 1.0.

(c) The financial terms and definitions used in determining compliance with financial covenants herein contained are to be reported on the basis of the consolidated financial statements of the Partnership (including any Unrestricted Subsidiaries) unless (i) the Partnership and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Partnership and its Subsidiaries on a consolidated basis or (ii) the Partnership chooses to provide consolidated financial statements of the Partnership and its Restricted Subsidiaries to determine compliance with the financial covenants herein contained, with the effect and result that in either such case compliance with the financial covenants herein contained shall be determined on the basis of the Partnership and its Restricted Subsidiaries.

10.2 Priority Debt

The Issuers will not at any time permit the aggregate amount of all Priority Debt to exceed 15% of Consolidated Total Assets.

10.3 Limitation on Liens

Except for Permitted Encumbrances, the Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including any document or instrument in respect of goods or accounts receivable) of the Issuers or the Restricted Subsidiaries, whether now owned or held or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices unless the Issuers make or cause to be made effective provision whereby the Notes will be equally and rateably secured with any and all other obligations thereby secured, such security to be pursuant to agreements and documents reasonably satisfactory to the Required Holders (and in the case of any Bank Facilities, the lenders thereunder shall be parties to the Collateral Agency Agreement with the holders of Notes for so long as the Notes are secured) and, in any such case, the Notes shall have the benefit, to the fullest extent that, and with such priority as, the holders of the Notes may be entitled under applicable law, of an equitable Lien on such property.

10.4 Restricted Payments

The Issuers will not, and will not permit any Restricted Subsidiary to, make any Restricted Payment if at the time of the making thereof a Default or Event of Default exists (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder) or a Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder) as a result of making such Restricted Payment.

10.5 Mergers, Consolidations and Sales of Substantially All Assets

The Issuers will not, and will not permit any Restricted Subsidiary to, amalgamate, consolidate or merge with any other Person, or enter into or become subject to a plan of arrangement involving any other Person (in any case, "**Merge**", or enter into a "**Merger**"), or sell, lease or otherwise dispose of all or substantially all of its assets to any other Person (in any case, "**Sell**", or enter into a "**Sale**"), provided that:

(a) an Issuer or Restricted Subsidiary may Merge with a Restricted Subsidiary so long as:

(i) if the Merger involves an Issuer, such Issuer shall be the surviving or continuing Person;

(ii) if the Merger involves a Subsidiary Guarantor and not an Issuer, such Subsidiary Guarantor shall be the surviving or continuing Person; and

(iii) at the time of such Merger and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation,

under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder);

(b) an Issuer or Restricted Subsidiary may Merge with any legal entity that is not an Issuer or Restricted Subsidiary so long as:

(i) the legal entity which results from such Merger (the "**Surviving Person**") is a solvent Person organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia at such time;

(ii) the due and punctual payment of all amounts owing under, and the due and punctual performance and observation of all of the covenants in, the Note Documents to be performed or observed by such Issuer or Restricted Subsidiary are expressly assumed in writing by the Surviving Person at or prior to the time of the Merger, and the Surviving Person shall contemporaneously furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the Surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles;

(iii) the other Issuer and each Subsidiary Guarantor shall have affirmed in writing their respective obligations under the Note Documents, as applicable;

(iv) if the Merger involves a Restricted Subsidiary, such Merger shall be within the applicable limitations of Section 10.6; and

(v) at the time of such Merger and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder);

(c) an Issuer or Restricted Subsidiary may Sell for consideration which represents the Fair Market Value of such assets (as determined in good faith by the Board of Directors of the Corporation, such Restricted Subsidiary or the Managing Partner, as applicable) at the time of such Sale if:

(i) the acquiror (the "**Acquiring Person**") is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia at such time;

(ii) the due and punctual payment of amounts owing under, and the due and punctual performance and observance of all of the covenants in the Note

Documents to be performed or observed by such Issuer or Restricted Subsidiary are expressly assumed in writing by the Acquiring Person at or prior to the time of the Sale, and the Acquiring Person shall contemporaneously furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the Acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles;

(iii) the other Issuer and each Subsidiary Guarantor shall have affirmed in writing their respective obligations under the Note Documents, as applicable, at the time of such Sale;

(iv) if such Sale involves a Restricted Subsidiary, such Sale shall be within the applicable limitations of Section 10.6; and

(v) at the time of the Sale and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder); and

(d) an Issuer or Restricted Subsidiary may Sell such assets to another Issuer or Subsidiary Guarantor (or a combination thereof) so long as, at the time of such Sale and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder).

10.6 Sale of Assets

Except as otherwise expressly permitted by Section 10.5, the Issuers will not, and will not permit any Restricted Subsidiary to, Transfer any assets of any Issuer or Restricted Subsidiary to any Person, *except* that:

(a) the Issuers and Restricted Subsidiaries may make any Permitted Disposition;

(b) the Issuers and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any Person; *provided* that:

(i) such assets are Transferred for proceeds not less than their Fair Market Value at the time of such disposition (as determined by a Senior Financial Officer in the case of any Transfer the Fair Market Value of which does not exceed Cdn. $10,000,000 and as determined by the Board of Directors of the Corporation or the Managing Partner in the case of any Transfer the Fair Market Value of which exceeds Cdn. $10,000,000),

(ii) no Default or Event of Default would exist immediately after such Transfer is effected (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder), and

(iii) (A) such assets, *plus*

(B) all other assets of the Issuers and Restricted Subsidiaries Transferred (other than pursuant to clause (a) of this Section 10.6) during the twelve-month period consisting of the fiscal quarter in which such disposition occurs and the previous three fiscal quarters of the Partnership (the "**Disposition Year**"), in each transaction measured by the sale proceeds, in the case of a sale, and the greater of book value or Fair Market Value, in the case of a lease, transfer or other disposition, *less*

(C) all Eligible Reinvestments made by the Issuers and Restricted Subsidiaries during the Disposition Year, and *less*

(D) all optional payments on account of principal of the Notes and principal of other Senior Debt ranking at least *pari passu* with the Notes made by the Issuers and Restricted Subsidiaries during the Disposition Year,

do not represent more than 15% of Consolidated Total Assets, determined as at the end of the Partnership's most recently completed fiscal quarter immediately prior to such Transfer, and

(c) the Issuers and Restricted Subsidiaries may Transfer any of their assets to any Person in excess of the 15% limitation set out in clause (b) of this Section 10.6; *provided* that:

(i) such assets are Transferred for proceeds not less than their Fair Market Value at the time of such Transfer (as determined by a Senior Financial Officer in the case of any Transfer the Fair Market Value of which does not exceed Cdn. $10,000,000 and as determined by the Board of Directors of the Corporation or the Managing Partner in the case of any Transfer the Fair Market Value of which exceeds Cdn. $10,000,000);

(ii) no Default or Event of Default would exist immediately after such Transfer is effected (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as of the date of determination hereunder);

and provided further that at least one of the following conditions is met:

(iii) an amount equal to the proceeds in excess of the 15% limit permitted in clause (b) of this Section 10.6 (the "**Excess Cash Proceeds**"), to the extent

not applied to prepayment of Senior Debt in accordance with clause (iv) below or deposited in a Collateral Account in accordance with clause (v) below, is reinvested in Eligible Reinvestments within 365 days after the date of the transaction giving rise thereto, or

(iv) an amount equal to the Excess Cash Proceeds, to the extent not reinvested in Eligible Reinvestments in accordance with clause (iii) above, or deposited in a Collateral Account in accordance with clause (v) below, is applied within 365 days after the date of the transaction giving rise thereto to a Debt Prepayment Application by way of the *pro rata* prepayment of all Notes (excluding the Make-Whole Amount) and other Senior Debt ranking at least *pari passu* with the payment obligations of the Issuers under the Notes (to the extent that such prepayment of Senior Debt is not prohibited by the terms of any agreement creating or evidencing such Senior Debt or by any Applicable Law), or

(v) an amount equal to the Excess Cash Proceeds, to the extent not already reinvested in Eligible Reinvestments in accordance with clause (iii) above or applied to a Debt Prepayment Application in accordance with clause (iv) above, is deposited in a Collateral Account within 365 days after the date of the transaction giving rise thereto until such amount is reinvested in Eligible Investments or applied to a Debt Prepayment Application.

For the purposes of this clause (c):

(a) a holder of Notes shall, within 15 Business Days of receiving a notice of prepayment from the applicable Issuer pursuant to Section 8.2 hereof in respect of clause (iv) above, elect <u>either</u> (A) to accept such prepayment on the foregoing terms, <u>or</u> (B) to decline such prepayment, failing which election such holder shall be deemed to have accepted such prepayment on the foregoing terms. If such prepayment is declined by a holder of Notes, the portion of the Excess Cash Proceeds offered for prepayment of the Notes and so declined shall thereupon be deemed to have been reinvested in Eligible Reinvestments pursuant to clause (iii) above and, to the extent deposited in the Collateral Account, shall be released therefrom. The balance of such Excess Cash Proceeds shall be applied to a prepayment on account of other Senior Debt (other than Swap Obligations) to the extent such prepayment is not prohibited by the terms of any agreement creating or evidencing such Senior Debt or by any Applicable Law;

(b) the *pro rata* portion of any Excess Cash Proceeds to be prepaid to the holders of Notes shall be determined by multiplying the Excess Cash Proceeds in question by a fraction, the <u>numerator</u> of which is the aggregate principal amount of the Notes then outstanding, and the <u>denominator</u> of which is all Senior Debt (other than Swap Obligations) which the Issuers are not prohibited by contract or Applicable Law from prepaying, and which ranks at least *pari passu* with the Notes; and

(c) the Issuers shall, until any Excess Cash Proceeds are reinvested, applied to the payment of Senior Debt or collateralized pursuant to one or more of clauses (iii), (iv) or (v) above, keep such Excess Cash Proceeds segregated in a separate deposit account in the name of the Issuers with a Significant Bank.

10.7 Noteholder Consent for Certain Amendments

Without the prior written consent of each holder of a Note, the Issuers will not, and will not permit any Restricted Subsidiary, to modify, vary, restate, replace or otherwise amend any Constating Document or take any action thereunder where the effect of any such modification, variation, restatement, replacement, other amendment or action (a) would cause or could result in a Default or Event of Default (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination hereunder) or (b) could reasonably be expected to have a Material Adverse Effect.

10.8 Transactions with Affiliates

The Issuers will not, and will not permit any Restricted Subsidiary to, enter into directly or indirectly any transaction or Material group of related transactions (including the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Issuers or another Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of such Issuer's or Restricted Subsidiary's business and upon fair and reasonable terms no less favourable to such Issuer or Restricted Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

11. EVENTS OF DEFAULT

An "**Event of Default**" shall exist if any of the following conditions or events shall occur and be continuing:

(a) any Issuer defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) any Issuer defaults in the payment of any interest on any Note or any Tax Indemnity Amount for more than five Business Days after the same becomes due and payable; or

(c) any Issuer defaults in the performance of or compliance with any term contained in Sections 9.7, 9.8 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 or 10.7 and such default is not remedied within ten days; or

(d) any Issuer or Restricted Subsidiary defaults in the performance of or compliance with any term contained herein or in any other Note Document (other than those referred to in paragraphs (a), (b), (c) and (m) of this Section 11) and such default is not remedied within 30 days after the earlier of:

(i) a Responsible Officer obtaining actual knowledge of such default, and

(ii) either Issuer receiving written notice of such default from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this paragraph (d) of Section 11); or

(e) any representation or warranty made in writing by or on behalf of any Issuer or Restricted Subsidiary or by any officer of any Issuer or Restricted Subsidiary in any Note Document or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any Material respect on the date as of which made, and the underlying facts or circumstances which caused such representation or warranty to be false or incorrect remain unremedied for 30 days after the earlier of:

(i) a Responsible Officer obtaining actual knowledge of such facts or circumstances; and

(ii) such Issuer receiving written notice of such facts or circumstances from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this paragraph (e) of Section 11); or

(f) (i) any Issuer or Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least Cdn. $10,000,000 (or its then equivalent in any other currency) beyond any period of grace provided with respect thereto; or

(ii) any Issuer or Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least Cdn. $10,000,000 (or its then equivalent in any other currency) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition (x) such Debt has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment or (y) one or more Persons are entitled to declare such Indebtedness to be due and payable before its stated maturity or before its regularly scheduled dates of payment and such entitlement continues for 30 days; or

(iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests) (x) any Issuer or Restricted Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least CDN. $10,000,000 (or its then equivalent in any other currency), or (y) one or more Persons have

the right to require any Issuer or Restricted Subsidiary so to purchase or repay such Debt; or

(iv) any Secured Party sends a "Notice of Enforcement" to the Collateral Agent pursuant to the Collateral Agency Agreement; or

(g) any Issuer or Restricted Subsidiary shall:

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness, or propose a compromise or arrangement between it and any class of its creditors;

(ii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada), or make an assignment of its property for the general benefit of its creditors under such Act, or make a proposal (or file a notice of its intention to do so) under such Act;

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement (other than one permitted under Section 10.5), adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, plans of arrangement (other than those permitted under Section 10.5), relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Corporation Act), or at common law or in equity;

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v) threaten to do any of the foregoing, or take any action, corporate or otherwise, to approve, consent to or authorize any of the actions described in this clause (g) or in clause (h), or otherwise act in furtherance thereof, or fail to act in defence thereof; or

(h) any petition shall be filed, application made or other proceeding instituted against or in respect of any Issuer or Restricted Subsidiary:

(i) seeking to adjudicate it an insolvent;

(ii) seeking a receiving order against it under the *Bankruptcy and Insolvency Act* (Canada);

(iii) seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement (other than one permitted under Section 10.5), adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, plans of arrangement (other than those permitted under Section 10.5), relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Corporation Act), or at common law or in equity; or

(iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property,

and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against such Issuer or Restricted Subsidiary thereunder in the interim and such order, decree or judgment is not stayed or discharged within 10 days of it being granted, such grace period shall cease to apply; or

(i) any other event shall occur which, under the laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in clauses (g) or (h); or

(j) if (i) any Note Document shall cease to be in full force and effect for any reason whatsoever, including a determination by any Governmental Authority that such Note Document is invalid, void or unenforceable; (ii) any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations under a Note Document to which it is a party; or (iii) or any Lien on any of the Collateral purported to be created by any Senior Debt Security ceases to be or is not a valid and perfected first priority Lien (in any case, subject to the provisions of Collateral Agency Agreement and also subject to any Permitted Liens which rank in priority under Applicable Law);

(k) a final judgment or judgments for the payment of money aggregating in excess of Cdn. $10,000,000 (or its then equivalent in any other currency) are rendered against any Issuer or Restricted Subsidiary and which judgments are not (to the extent the aggregate amount of such judgment or judgments exceeds Cdn. $10,000,000), within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(l) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the Code,

(ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified any Issuer or ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of Section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed U.S. $2,000,000, (iv) any Issuer or ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) any Issuer or ERISA Affiliate withdraws from any Multiemployer Plan, (vi) any Issuer or Restricted Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of such Issuer or Restricted Subsidiary thereunder, or (vii) any Issuer or Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of such Issuer or Restricted Subsidiary pursuant to or Applicable Law; and any such event or events described in clauses (i) through (vii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect. As used in this **clause** (l), the terms "**employee benefit plan**" and "**employee welfare benefit plan**" shall have the respective meanings assigned to such terms in Section 3 of ERISA; or

(m) an event of default under any Senior Debt Security shall have occurred and be continuing.

12. REMEDIES ON DEFAULT, ETC.

12.1 Acceleration

(a) If an Event of Default with respect to any Issuer described in paragraphs 11(g), 11(h) or 11(i) (other than an Event of Default described in clause (i) of Section 11(g) insofar as it pertains to such Issuer generally not paying its debts or meeting its liabilities as the same become due, or admitting in writing its inability to pay its debts generally, or described in Section 11(i) by virtue of the fact that such clause encompasses such portion of clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable;

(b) If any other Event of Default has occurred and is continuing, any holder or holders of at least 51% in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice to the Issuers, declare all of the Notes then outstanding to be immediately due and payable;

(c) If any Event of Default described in paragraphs (a) or (b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding

affected by such Event of Default may at any time, at its or their option, by notice or notices to the applicable Issuer, declare all of the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon and (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by Applicable Law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.

The Issuers acknowledge, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Issuers (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by an Issuer in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

At any time during the existence of an Event of Default and for so long as the Collateral Agency Agreement is in effect, the holders of Notes shall be entitled to commence and pursue enforcement actions under and in accordance with the Collateral Agency Agreement.

12.2 Other Remedies

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3 Rescission

At any time after any Notes have been declared due and payable pursuant to clause (b) or (c) of Section 12.1, the holders of at least 55% in principal amount of the Notes then outstanding, by written notice to the applicable Issuer, may rescind and annul any such declaration and its consequences if:

(a) the Issuers have paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate;

(b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18; and

(c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.

No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4 No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Issuers under Section 16, the applicable Issuer will pay to the holder of each of such Issuer's Notes on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including reasonable legal fees, expenses and disbursements.

13. SECURITY

13.1 Security

To secure the due and punctual payment of principal and interest on the Notes, the Make-Whole Amount and all other amounts owing, outstanding and payable under the Note Documents, each Issuer acknowledges and confirms that the documents and instruments set forth in Schedule 13.1 (collectively, and as added to or amended from time to time pursuant to the provisions of this Agreement, the "**Senior Debt Security**") have been, or will be, as the case may be, executed and delivered to the Collateral Agent for the benefit of, among others as provided in the Collateral Agency Agreement, all holders of Notes, as and by way of continuing collateral security.

In addition, each Issuer shall cause to be executed and delivered:

(a) with respect to any Subsidiary Guarantor hereafter established (but only if the Notes are then secured), a floating charge debenture of such Subsidiary Guarantor granting a Lien on all of its present and after-acquired real and personal property and a pledge agreement in respect of each such debenture; and

(b) such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as may be delivered pursuant to the Bank Facilities from time to time.

Each Issuer shall keep and maintain, or cause to be kept and maintained as applicable, the Senior Debt Security in full force and effect for so long as any amounts are owing under the Note Documents.

13.2 Continuing Security

Each item or part of the Senior Debt Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Senior Debt Security or any other security now held or hereafter acquired by or for the benefit of any Secured Party. No item or part of the Senior Debt Security shall be merged or be deemed to have been merged in or by this Agreement or any other Note Document or any documents, instruments or acknowledgements delivered hereunder or thereunder, any simple contract debt or any judgment and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to any Secured Party under any security, instruments or agreements held by such Secured Party or at law or in equity.

13.3 Dealing with Security

The Secured Parties may grant extensions of time or other indulgences, take and give securities (including the Senior Debt Security or any part thereof), accept compositions, grant releases and discharges and otherwise deal with the Issuer Parties and other parties and with securities (including the Senior Debt Security and each part thereof) as such Secured Parties may see fit, and may apply all moneys received from realization on the Senior Debt Security upon such part of the liabilities of the Issuer Parties under the Note Documents, as applicable, as such holders may think best, without prejudice to or in any way limiting the liability of any Issuer Party.

13.4 Effectiveness

The Senior Debt Security hereby contemplated or required to be created shall be effective, and the undertakings as to the security herein or in any document hereunder shall be continuing, whether the moneys hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Senior Debt Security or before or after or upon the date of execution of any amendments to this Agreement or any other Note Document.

13.5 Conflict

In the event of any conflict between the terms of this Agreement and the Senior Debt Security, the provisions of this Agreement shall prevail as between the Issuer Parties and the holders of the Notes to the extent necessary to remove such conflict.

13.6 Permitted Encumbrances and Debt

None of:

(a) the fact that any Issuer or Subsidiary Guarantor is permitted to create, assume or suffer to exist any Debt or Permitted Encumbrance;

(b) the fact that any representation, warranty or covenant herein may make an exception for the existence of any Debt or Permitted Encumbrance; or

(c) the fact that the Liens created pursuant to the Senior Debt Security may be stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall, in and of themselves, in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Lien created pursuant to the Senior Debt Security to any Permitted Encumbrance, it being the intention of the parties that all Liens created pursuant to the Senior Debt Security shall at all times rank as first priority Liens (subject to the provisions of the Collateral Agency Agreement and also subject to any Permitted Liens which rank in priority under Applicable Law) in priority to all other Permitted Encumbrances unless the Collateral Agent holding the Senior Debt Security, with the written consent of the holders of $66^2/_3\%$ or more of the outstanding principal amount of the Notes, delivers a subordination or postponement agreement to that effect in accordance with the provisions of the Collateral Agency Agreement.

13.7 British Columbia *Land Title Act*

For all purposes, including any application to register a crystallized floating charge under the *Land Title Act* (British Columbia) against any real property, the floating charge created by the Senior Debt Security shall be crystallized and become a fixed charge upon the earliest of:

(a) the occurrence of an event described in Section 11(g), 11(h), or 11(i) hereof; or

(b) the holders of the Notes making any declaration for payment pursuant to Section 12.1 hereof, unless the Required Holders otherwise state at that time; or

(c) the Secured Parties taking any action pursuant to the Senior Debt Security to enforce and realize upon any of the Liens created by the Senior Debt Security;

and in any event upon the appointment by the Secured Parties of a receiver or receiver-manager pursuant to the Senior Debt Security.

13.8 Waiver of Saskatchewan Legislation

Each of the Issuers covenants and agrees with the holders of the Notes that:

(a) the *Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action, as in such Act defined, with respect to any mortgage created by the Senior Debt Security; and

(b) the *Limitation of Civil Rights* (Saskatchewan) shall have no application to:

(i) the Senior Debt Security;

(ii) any indenture, instrument or agreement entered into by any Issuer or Subsidiary Guarantor at any time hereafter, supplemental or ancillary to or in implementation of the Senior Debt Security and involving the payment by any Issuer Party or Subsidiary Guarantor of money, or the liability of any Issuer Party or Subsidiary Guarantor to pay money;

(iii) any mortgage, charge or other security for the payment of money made, given or created by the Senior Debt Security or by any indenture, instrument or agreement referred to or mentioned in paragraph (b)(ii);

(iv) any instrument or agreement entered into by any Issuer Party or Subsidiary Guarantor at any time hereafter, renewing or extending or supplementary to the Senior Debt Security or renewing or extending or supplementary to any indenture, instrument or agreement referred to or mentioned in paragraph (b)(ii), or renewing or extending supplementary collateral to any mortgage, charge or other security referred to or mentioned in paragraph (b)(iii); or

(v) the rights, powers, or remedies of the holders of the Notes or any one or more of them under the Senior Debt Security or under any mortgage, charge, other security, indenture, instrument or agreement referred to or mentioned in paragraphs (b)(i) to (iv), inclusive.

13.9 Composite Mortgage

Each item of the Senior Debt Security is a composite mortgage and security agreement covering the property of the applicable Issuer or Subsidiary Guarantor located in the various Provinces of Canada and elsewhere and, as to portions of the property located in such separate jurisdictions, each item of the Senior Debt Security shall be a separate mortgage and security agreement enforceable against the applicable Issuer or Subsidiary Guarantor without regard to the application of the Senior Debt Security to portions of the property of the applicable Issuer or Subsidiary Guarantor located in other jurisdictions. All provisions thereof shall be applicable separately to the portions of the property located in each separate jurisdiction with the same effect as if a separate mortgage and security agreement with respect thereto had been executed and delivered.

13.10 Release of Senior Debt Security

The holders of Notes agree that forthwith following 30 days after receipt from each Issuer of an Officer's Certificate certifying that:

(a) the lenders under the Bank Facilities, and all other holders of Debt secured by the Senior Debt Security, have agreed to release all of the Senior Debt Security concurrently with the holders of Notes; and

(b) no Event of Default or Default exists or will exist after giving effect hereto;

the holders of Notes will release and discharge the mortgages, charges and security interests created by the Senior Debt Security unless, within such 30 day period, a Default or Event of Default exists. If such mortgages, charges and security are released pursuant to this Section, the holders of the Notes and the Issuers agree that this Agreement shall be deemed to be amended to give effect to such release and to delete all references to such security herein and in all covenants and obligations of the Issuers with respect thereto. For certainty, nothing in this Section shall

require the termination of any item of security which does not create a mortgage, charge or security interest, including the Subordination Agreements and the Senior Debt Guarantees.

If the lenders under the Bank Facilities and the other holders of Senior Debt secured by the Senior Debt Security have agreed to release all of the Senior Debt Security subject to certain conditions, or in exchange for additional assurances, or for other consideration, the benefit of such conditions, assurances or other consideration shall also be extended for the benefit of the holders of Notes on an equivalent basis, and the obligation of such holders to release the Senior Debt Security under this clause shall be subject to their receipt thereof.

13.11 Registrations and Renewals

The Issuers shall and shall cause each other applicable Issuer Group Entity to, at the Issuers' sole cost and expense, do all such acts, execute all such instruments and provide such further assurances as special counsel to the Collateral Agent may reasonably request to ensure that the priority of the Security Interests created by all of the Senior Debt Security delivered to the Collateral Agent as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Senior Debt Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary (and consistent with the requirements of the lenders under the Bank Facilities) to the protection or perfection thereof; and to so cooperate with the Collateral Agent and the Collateral Agent's special counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interest, from time to time.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES

14.1 Registration of Notes

Each Issuer shall keep at its principal executive office a register for the registration and registration of transfers of its Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the applicable Issuer shall not be affected by any notice or knowledge to the contrary. The Issuers shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2 Transfer and Exchange of Notes

Upon surrender of any Note at the principal executive office of the applicable Issuer for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), such Issuer shall execute and deliver, at such Issuer's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person

as such holder may request and shall be substantially in the form of Exhibit 1-A (in the case of U.S. Notes) or in the form of Exhibit 1-B (in the case of Canadian Notes). Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The respective Issuer may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than **CDN. $250,000**, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, a Note may be in a denomination less than such amounts.

Any transferee of a Note, or purchaser of a participation therein, shall, by its acceptance of such Note be deemed to make the same representations to the applicable Issuer regarding the Note or participation as the Purchasers have made pursuant to Section 6, provided that such entity may (in reliance upon information provided by the Issuers, which shall not be unreasonably withheld) make a representation to the effect that the purchase by such entity of any Note will not constitute a non-exempt prohibited transaction under Section 406(a) of ERISA.

14.3 Replacement of Notes

Upon receipt by any Issuer of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any of its Notes (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S. $25,000,000 (or its equivalent in any other currency), such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory); or

(b) in the case of mutilation, upon surrender and cancellation thereof;

such Issuer at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15. PAYMENTS ON NOTES

15.1 Place of Payment

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Alberta at the principal office of the applicable Issuer in such jurisdiction. The applicable Issuer may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of such Issuer in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

15.2 Home Office Payment

So long as a Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the applicable Issuer will pay (or cause its agent to pay) all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Purchaser's or nominee's name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the respective Issuer in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of such Issuer made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to such Issuer at its principal executive office or at the place of payment most recently designated by such Issuer pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Purchaser or its nominee such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the applicable Issuer in exchange for a new Note or Notes pursuant to Section 14.2. The applicable Issuer will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as such Purchaser has made in this Section 15.2.

16. EXPENSES, ETC.

16.1 Transaction Expenses

Whether or not the transactions contemplated hereby are consummated, the Issuers will pay all reasonable costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required, local or other counsel) incurred by the Purchasers and any other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of the Note Documents (whether or not such amendment, waiver or consent becomes effective), including:

(a) the reasonable costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under the Note Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with the Note Documents, or by reason of being a holder of any Note;

(b) the reasonable costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of an Issuer Party or Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated by the Note Documents; and

(c) the reasonable cost and expenses incurred in connection with the initial filing of any Note Document, all related documents and financial information, all subsequent annual and interim filings of documents and financial information

related hereto with the Securities Valuation Office of the National Association of Insurance Commissioners or any successor organization succeeding to the authority thereof.

The Issuers will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by any such Purchaser or holder). In addition, the Issuers agree to pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery or the enforcement of the Note Documents, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from non-payment or delay in payment of any such tax required to be paid by the Issuer Group Entity hereunder.

16.2 Survival

The obligations of the Issuers under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by a Purchaser of its Notes or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of any Issuer pursuant to this Agreement shall be deemed representations and warranties of such Issuer under this Agreement. Subject to the preceding sentence, the Note Documents embody the entire agreement and understanding between the Purchasers and the Issuers and supersede all prior agreements and understandings relating to the subject matter hereof.

18. AMENDMENT AND WAIVER

18.1 Requirements

This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Issuers and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Sections 1, 2, 3, 4, 5, 6 or 22 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or

waiver, or (iii) amend any of Sections 8, 11(a), 11(b), 12, 13, 18 or 21, or amend or release any Subordination Agreement (subject to Section 9.9), any Senior Debt Guarantee (subject to Section 9.8) or any Senior Debt Security (subject to Section 13.10).

18.2 Solicitation of holders of Notes

(a) The Issuers will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Issuers will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes;

(b) The Issuers will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

18.3 Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Issuers without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between an Issuer and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "**this Agreement**" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4 Notes held by Issuers, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by any Issuer or any of its Affiliates shall be deemed not to be outstanding.

19. NOTICES

All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to a Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as it shall have specified to the Issuers in writing;

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Issuers in writing; or

(iii) if to any Issuer, to such Issuer at its address set forth at the beginning hereof or at such other address as such Issuer shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

20. REPRODUCTION OF DOCUMENTS

This Agreement and all documents relating thereto, including (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by the Purchasers at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to the Purchasers, may be reproduced by the Purchasers by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Purchasers may destroy any original document so reproduced. Each of the Issuers agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by a Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 20 shall not prohibit an Issuer or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21. CONFIDENTIAL INFORMATION

For the purposes of this Section 21, "**Confidential Information**" means the Memorandum and all other information delivered to any Purchaser by or on behalf of the Issuers or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labelled or otherwise adequately identified when received by such Purchaser as being confidential information of the Issuers or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any

person acting on its behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Issuers or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by it in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by such Purchaser's Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (v) any Person from which it offers to purchase any security of an Issuer (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal, state or provincial regulatory authority having jurisdiction over it, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about its investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to it, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which it is a party or (z) if an Event of Default has occurred and is continuing, to the extent it may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under each Purchaser's Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement. On reasonable request by the Issuers in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Issuers embodying, or confirming, the provisions of this Section 21.

22. SUBSTITUTION OF PURCHASER

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the applicable Issuer, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, wherever the word "**Purchaser**" is used in this Agreement (other than in this Section 22), such word shall be deemed to refer to such Affiliate. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to the Purchaser all of the Notes then held by such Affiliate, upon receipt by the applicable Issuer of notice of such transfer, wherever the word "Purchaser" is used in this Agreement (other than in this section), such word shall no longer be deemed to refer to such Affiliate, but shall refer to such Purchaser, and such Purchaser shall have all the rights of an original holder of the Notes under this Agreement.

23. NOTE REPAYMENT NET OF WITHHOLDING IMPOSTS

(a) All payments by the Corporation under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or any other payment obligations, shall be made in full without any deduction or withholding on account of taxes or duties of whatsoever nature imposed or levied by or on behalf of Canada or any Governmental Authority in Canada having power to tax unless the Corporation is prohibited by Applicable Law from doing so, in which event the Corporation shall:

(i) forthwith pay to the holder of each U.S. Note as additional interest on the principal amount of the U.S. Notes such additional amount (a "**Tax Indemnity Amount**") so that the net amount received by the holder after payment of such deductions and withholdings will equal the full amount which would have been received by it had no such deduction or withholding been made;

(ii) pay to the relevant taxation or other authorities within the period for payment permitted by Applicable Law the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this paragraph (a)); and

(iii) furnish to the holder of each U.S. Note promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid;

Any reference in this Agreement to principal, Make-Whole Amount, interest, interest on overdue interest, fees or any other payment obligation of the Corporation shall be deemed also to refer to any additional amounts payable pursuant to this paragraph (a);

(b) If as a result of any payment by the Corporation under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or other payment obligations, any holder of a U.S. Note is required to pay tax under Part XIII of the Tax Act, then the Corporation will, upon demand by such holder of any U.S. Note, indemnify the holder of each U.S. Note for the payment of any such taxes, together with any interest, penalties and expenses in connection therewith. All such amounts shall be payable by the Corporation on demand and shall bear interest at the Default Rate calculated from the date demanded by such holder to the date paid by the Corporation;

(c) If, following any payment made by the Corporation to any holder of U.S. Notes under paragraph (a)(i) above or any indemnity payment made by the Corporation to any holder of U.S. Notes under paragraph (b) above, such holder shall determine in its sole discretion if it has received or has been granted a refund, credit, allowance or remission in respect of the taxes or duties resulting in the payment thereof and such holder is able to identify such refund, credit, allowance

or remission as being attributable to such taxes or duties, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such holder to obtain any other relief or allowance which may be available to it, reimburse the Corporation with such amount as such holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of tax which resulted in the payment under paragraph (a)(i) or (b) above. Such holder may charge to the Corporation (and may deduct from amounts reimbursable to the Corporation hereunder) a fee reasonably determined by such holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Corporation. Notwithstanding the foregoing, no holder shall be obligated to disclose to the Corporation, or any of its agents, any computation made by such holder in connection with this paragraph 23(c) or any information regarding such holder's tax status or affairs;

(d) Notwithstanding the provisions of this Section 23, no Tax Indemnity Amounts shall be payable (i) to any holder of U.S. Notes which does not deal at arm's length (within the meaning of the Tax Act) with the Corporation; (ii) to any holder of the U.S. Notes which is liable for any Tax by reason of it being or having been connected to Canada for any reason or in any capacity other than solely as a holder of a U.S. Note; (iii) for or on account of any Tax that is imposed or withheld by reason of the failure of the holder to complete, execute and deliver to the Corporation any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Corporation in order to enable the Corporation to make payments on the U.S. Notes without deduction or withholding for taxes, assessments or governmental charges, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Corporation; *provided* that nothing in this clause shall require a holder to disclose confidential or proprietary information; or (iv) in the case where such holder is not a resident (within the meaning of the United States-Canada Income Tax Convention) of the United States of America, in excess of the amount which the Corporation would have been obligated to pay hereunder if such holder were resident in the United States of America for the purposes of such treaty; and

(e) For certainty, no Tax Indemnity Amounts shall be payable by the Issuers with respect to the Canadian Notes.

24. INTEREST

(a) In respect of any overdue amounts hereunder or under the Notes where no provision is made herein or therein for payment of interest thereon, the applicable Issuer shall pay interest on such overdue amounts on demand, calculated from the

date such unpaid amount is due until such unpaid amount is paid in full, at the Default Rate;

(b) In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by Applicable Law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law. It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the applicable Issuer);

(c) All interest (including interest on overdue interest) payable by an Issuer hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment;

(d) Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period;

(e) The theory of "**deemed reinvestment**" shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments. Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation;

(f) To the extent permitted by law, Section 6 of the *Judgment Interest Act* (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

25. JUDGMENT CURRENCY

If, for the purposes of obtaining or enforcing judgment against an Issuer in any court, or for any other related purpose hereunder, it is necessary to convert an amount due under this Agreement or any Note in the currency in which it is due (the "**Original Currency**") into another currency (the "**Second Currency**"), the rate of exchange applicable shall be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase. Each Issuer agrees that its obligation in respect of any Original

Currency due from it shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Business Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the payee may purchase in the market the Original Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the applicable Issuer agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Agreement or any Note, and shall constitute in favour of the holders of Notes a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and such Issuer agrees, notwithstanding any such payment or judgment, to indemnify the holders of Notes against any such loss or deficiency.

26. ENVIRONMENTAL INDEMNITY

The Issuers shall indemnify each holder of a Note and hold each holder of a Note harmless against any and all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind sustained, paid or incurred by any of them as a result of any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Issuer Parties and the Restricted Subsidiaries or the property of any of them ("**their property**"), or the property of others where an Issuer Party or Restricted Subsidiary could have any liability in respect thereof under Environmental Laws, or personal injury or death, including in respect of:

(a) any environmental harm or damage to or impairment of their property (or any other Person's property) caused by the presence or release of any Hazardous Materials on their property, or by any Issuer Party or Restricted Subsidiary, whether or not such presence or release was under control, care or management of a previous owner or of a tenant;

(b) any decrease or loss in value of their property (or any other Person's property) occasioned by non-compliance with Environmental Laws;

(c) the imposition or assertion of any Lien including any expenses collectable as taxes affecting their property under Environmental Laws by any Governmental Authority;

(d) any claim asserted or order issued by a Governmental Authority (including an enforcement order or an environmental protection order issued under the *Environmental Protection and Enhancement Act* (Alberta) or similar legislation thereto) against a holder of a Note or an agent of any of them in respect of any matter referred to in clauses (a), (b), or (c), or for any clean-up, restoration, well abandonment, reclamation or other securing or remedial action in respect of their property (or any other Person's property); or

(e) any non-compliance with any provision herein relating to environmental matters.

Without limiting the generality of the foregoing, the indemnities in this Section 26 shall extend to:

(a) legal fees on a solicitor and his own client basis, including the costs of defending and/or counter-claiming or claiming over against third parties in respect of any action or matter; and

(b) any amounts payable arising out of a settlement of any action entered into between any holder of a Note and any Person with or without the consent of the Issuers;

but shall not extend to any claim, liability or obligation to the extent the same arises solely due to the gross negligence or wilful misconduct of the holder of Notes claiming indemnification.

These indemnities shall extend to the officers, trustees, directors, employees, agents and assignees of each holder of a Note and the Issuers will hold the benefit of these indemnities in trust for such indemnified parties to the extent necessary to give effect hereto. The provisions of and undertakings and indemnification set out in this Section 26 shall survive the payment and satisfaction of the Notes.

27. MISCELLANEOUS

27.1 Successors and Assigns

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of a Note) whether so expressed or not.

27.2 Payments Due on Non-Business Days

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

27.3 Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

27.4 Construction

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by

any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

27.5 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

27.6 Governing Law and Submission to Jurisdiction

(a) THIS AGREEMENT AND THE NOTES SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN;

(b) Each of the Issuers agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not.

27.7 Currency References, Conversion and Payments

(a) A reference in this Agreement to the equivalent of one currency in another currency shall mean the equivalent determined using the noon spot rate of exchange for conversion announced by the Bank of Canada on the day for conversion;

(b) All payments on account of the U.S. Notes (including principal, interest and Make-Whole Amounts) shall be made in U.S. Dollars;

(c) All payments on account of the Canadian Notes (including principal, interest and Make-Whole Amounts) shall be made in Canadian Dollars.

27.8 Time; "Including"; "Assets"

(a) Time shall be of the essence of this Agreement;

(b) Unless otherwise stated, references to time shall mean local time in Calgary, Alberta;

(c) The word "including" shall not be construed to limit or restrict the generality of the matter that precedes it;

(d) The words "property" and "assets" of a Person are used interchangeably herein, and each encompasses all property, assets and undertakings of the Person, both real and personal, present and future.

27.9 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Agreement or the Notes;

(b) Each of the Issuers, at its expense, shall promptly deliver to any holder of a Note, upon request by such holder in writing, all such other and further documents, agreements, opinions, certificates and instruments (executed, as necessary) in order to give effect to the covenants and agreements of such Issuer in this Agreement or the Notes, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate in connection therewith.

If the Purchasers are in agreement with the foregoing, please sign the form of agreement on the counterpart of this Agreement and return it to the Issuers, whereupon the foregoing shall become a binding agreement between the Purchasers and the Issuers.

Yours very truly,

KEYSPAN ENERGY CANADA PARTNERSHIP, by its managing general partner, KEYSPAN CANADA MANAGEMENT LTD.

By: (signed) "David G. Smith"
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

KEYSPAN ENERGY FACILITIES LIMITED

By: (signed) "David G. Smith"
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

[*Notice to Reader: The execution page for each holder of notes, containing their respective name and signing authority name, have been omitted.]

SCHEDULE A

NOTE PURCHASERS' SCHEDULE

NAME AND ADDRESS OF PURCHASER	Type or Series of Notes	PRINCIPAL AMOUNT OF NOTES TO BE PURCHASED
*	SERIES B	Cdn. $*

[* Notice to Reader: the names and addresses of the Purchasers, the principal amounts of Notes to be purchased by each Purchaser and the payment detail information for each Purchaser have been marked to be unreadable]

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such terms:

"**Acquiring Person**" is defined in Section 10.5(c)(i).

"**Affiliate**" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Partnership or any Restricted Subsidiary or any corporation of which the Partnership and its Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, "**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an "Affiliate" is a reference to an Affiliate of the Partnership.

"**Agreement**" is defined in Section 18.3.

"**Applicable Law**" means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, license agreements or governmental restrictions applicable to the matter in question.

"**Bank Facilities**" means the credit facilities documented by the following agreements:

(a) the Credit Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, Royal Bank of Canada, as Agent for the Lenders, the "Lenders" (as defined therein) which are parties thereto, and the Collateral Agent, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement;

(b) the Operating Facility Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, and Royal Bank of Canada, as Operating Facility Lender, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement; and

(c) each credit facility entered into by an Issuer or any Subsidiary of an Issuer with any bank or other institutional lender after the date hereof in replacement of the foregoing or in addition to the foregoing, as permitted by this Agreement, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement.

"**Business Day**" means:

(a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and

(b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Calgary, Alberta are required or authorized to be closed.

"**Cdn. $**" or "**Canadian Dollars**" means lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canada that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"**Canadian Notes**" is defined in Section 1.2.

"**Capital Lease**" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"**Capital Stock**" means any and all shares, interest, participations or other equivalents (however designated) of corporate stock, including all common stock and Preferred Stock.

"**Cash Equivalents**" shall mean and include all cash on hand and all other items which would constitute "Cash Equivalents" determined in accordance with GAAP.

"**Closing**" is defined in Section 3.

"**Code**" means the U.S. *Internal Revenue Code* of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"**Collateral**" means all present and future undertaking, property and assets of the Issuers or their Subsidiaries that is subject to a Lien constituted by or pursuant to any of the Senior Security Documents, or that is otherwise required by any of the Senior Credit Documents to be subject to a Lien in favour of the Collateral Agent or for the benefit of any of the Secured Parties in its capacity as such, and any item or part thereof.

"**Collateral Account**" means a Canadian or U.S. Dollar account established and maintained in Canada by an Issuer (at its own expense) with a Significant Bank in respect of which such Issuer has executed and delivered a security agreement in a form acceptable to the Required Holders creating a first security interest in favour of the holders of the Notes (or if Issuers are so contractually obligated, Senior Debt), and has delivered to the holders of the Notes a favourable opinion of counsel satisfactory to the Required Holders as to the legality, validity and enforceability thereof and non-conflict with laws and applicable charter or organizational documents, and as to such other matters as the Required Holders require.

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement dated as of August 26, 2003 among the Corporation, the Collateral Agent, the "Representatives" (as defined therein) and the other Secured Parties from time to time

entitled to the benefit thereof, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement.

"**Collateral Agent**" means Royal Bank of Canada, as the holder of the Senior Debt Security for the benefit of the Secured Parties as provided in the Collateral Agency Agreement or any successor collateral agent appointed under such agreement.

"**Commercial Trust**" means KeySpan Facilities Commercial Trust, an Alberta trust.

"**Confidential Information**" is defined in Section 21.

"**Consolidated Capitalization**" means, at any time, the sum of, without duplication (a) Consolidated Debt, plus (b) Consolidated Net Worth, plus (c) Subordinated Debt.

"**Consolidated Debt**" means, without duplication, all Debt of the Partnership and the Restricted Subsidiaries, determined on a consolidated basis after eliminating inter-company items.

"**Consolidated EBITDA**" means, without duplication and for any period and subject to Section 10.1(c), Consolidated Net Income for such period, plus any income actually received by the Partnership and the Restricted Subsidiaries during such period in the form of cash dividends or similar cash distributions, plus (but only to the extent deducted in determining Consolidated Net Income for such period):

(a) Consolidated Interest Charges for such period,

(b) depreciation, depletion and amortization taken by the Partnership and the Restricted Subsidiaries during such period,

(c) any provision for current and future income taxes taken by the Partnership and the Restricted Subsidiaries for such period, determined on a consolidated basis, and

(d) all other non-cash charges taken by the Partnership and the Restricted Subsidiaries for such period,

and less any non-cash gains, all determined on a consolidated basis.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Partnership and/or one or more Restricted Subsidiaries (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Partnership and/or one or more Restricted Subsidiaries (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Partnership and/or one or more of Restricted Subsidiaries, such disposition shall be deemed to have been made on and as of the first day of such calculation period.

"**Consolidated Interest Charges**" means, with respect to any period and subject to Section 10.1(c), the sum (without duplication) of the following (in each case, eliminating all offsetting debits and credits among the Partnership and the Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Partnership and the Restricted Subsidiaries in accordance with GAAP):

(a) all interest in respect of Debt of the Partnership and the Restricted Subsidiaries (including (i) imputed interest on rentals in respect of Capital Lease, (ii) original issue discount and non-cash interest payments or accruals on any Debt, (iii) the interest portion of all deferred payment obligations, and (iv) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financing and currency and interest swap and hedging obligations, in each case to the extent attributable to such period) deducted in determining Consolidated Net Income for such period, and

(b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Partnership and/or one or more Restricted Subsidiaries (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Partnership and/or one or more Restricted Subsidiaries (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Partnership and/or one or more of Restricted Subsidiaries, Debt relating to the entity or assets disposed of shall be deemed to have been repaid on and as of the first day of such calculation period.

"**Consolidated Net Income**" means, without duplication and for any period and subject to Section 10.1(c), the consolidated net income of the Partnership and the Restricted Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Partnership and the Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Partnership and the Restricted Subsidiaries in accordance with GAAP, provided that there shall be excluded:

(a) the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is amalgamated into or consolidated with the Partnership and/or one or more Restricted Subsidiaries, and the income (or loss) of any Person, substantially all of the assets of which have been acquired in any manner, realized by such other Person prior to the date of acquisition,

(b) the income (or loss) of any Person (other than the Partnership or a Restricted Subsidiary) in which the Partnership and/or one or more Restricted Subsidiaries has an ownership interest except to the extent of the amount of any dividends or

distributions actually paid in cash to the Partnership and/or one or more Restricted Subsidiaries during such period,

(c) any gains or losses on the sale or other disposition of investments or fixed or capital assets, any write-downs of assets, any charges associated with discontinued business activities, any excluded losses, or any tax expense associated with excluded gains,

(d) any net income or gains or net losses resulting from a change in accounting principles in accordance with GAAP; and

(e) extraordinary gains or losses or prior period adjustments of the Partnership and/or one or more Restricted Subsidiaries as determined in accordance with GAAP.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Partnership and/or one or more Restricted Subsidiaries (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Partnership and/or one or more Restricted Subsidiaries (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Partnership and/or one or more Restricted Subsidiaries, such disposition shall be deemed to have been made on and as of the first day of such calculation period.

"**Consolidated Net Worth**" means, without duplication and at any time and subject to Section 10.1(c):

(a) the sum of, without duplication (i) the value stated in the financial statements of the Partnership as partners' equity, plus (ii) the retained earnings of the Partnership and its Restricted Subsidiaries, in each case as such amounts would be shown on a consolidated balance sheet of the Partnership and its Restricted Subsidiaries as of such time, plus (iii) any other amounts as are required in connection with such consolidation, prepared in accordance with GAAP,

minus

(b) to the extent included in clause (a), all amounts properly attributable to minority interests, if any, in the stock and surplus of Restricted Subsidiaries.

"**Consolidated Total Assets**" means, at any time and subject to Section 10.1(c), the total assets of the Partnership and the Restricted Subsidiaries as determined in accordance with GAAP on a consolidated basis.

"**Constating Documents**" means the following:

(a) the Partnership Agreement;

(b) the Unanimous Shareholders Agreement;

(c) the Fund Declaration of Trust; and

(d) the other constating documents, by-laws, unanimous shareholders agreements or other formation or constitution documents of each Issuer Party.

"**Corporation Guarantee**" is defined in Section 2.2(b).

"**Crown**" means the federal government of Canada and the government of any of its provinces and territories.

"**Debt**" with respect to any Person means, at any time, without duplication,

(a) its liabilities for borrowed money determined in accordance with GAAP, and its liabilities under a bond, note or indenture, whether or not liabilities for borrowed money determined in accordance with GAAP; provided that for the purposes of determining the amount of such liabilities, any application of accounting principles to non-cash items relating to Swaps that would increase or decrease the principal amount of any liability for borrowed money shall be disregarded;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding all trade payables and other accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

(d) its liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not such Person has assumed or otherwise become liable for such liabilities);

(e) its liabilities in respect of acceptances, letters of credit, credit enhancement, or instruments serving a function similar to the foregoing, issued or accepted for such Person's account by banks or other financial institutions;

(f) its liabilities in respect of any Receivables Securitization Program; and

(g) any guarantee of such Person with respect to liabilities of a type described in any of clauses (a) through (f) above;

provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt, and there shall be included all obligations of such Person of the character described above to the extent such Person remains legally liable in respect thereof, notwithstanding that any such obligation is deemed to be extinguished under GAAP.

"**Debt Prepayment Application**" means, without duplication and with respect to any Transfer of property:

(a) the application by the Partnership or any Restricted Subsidiary of cash in an amount equal to the Net Proceeds Amount with respect to such Transfer to pay Senior Debt of any Issuer (other than Senior Debt in respect of any revolving credit or similar credit facility providing any Issuer with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with such payment of Senior Debt the availability of credit under such credit facility is permanently reduced by an amount not less than the amount of such proceeds applied to the payment of such Senior Debt), and

(b) the offer of prepayment of the Notes pursuant to and in accordance with Section 10.6.

"**Default**" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"**Default Rate**" means in respect of amounts in U.S. Dollars, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes, and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its "base" or "prime" rate. In respect of amounts in Canadian Dollars, "**Default Rate**" means 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada.

"**Disposition Year**" is defined in Section 10.6(b)(iii)(B).

"**Eligible Reinvestments**" means, with respect to any Transfer which is not a Permitted Disposition, the investment of the Net Proceeds Amount (or a portion thereof) with respect to such Transfer to the acquisition by any Issuer or Restricted Subsidiary of operating assets of such Issuer or Restricted Subsidiary to be used in the business of such Person.

"**Environmental Laws**" means any and all Canadian and United States federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"**Equity Interests**" means, in the case of a corporation, shares of Capital Stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of Capital Stock or Securities exchangeable for or convertible into any class or series of Capital Stock, and in the case of any other Person or entity shall mean any class or series of units (including trust units), partnership interests, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

"**ERISA**" means the *U.S. Employee Retirement Income Security Act* of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**ERISA Affiliate**" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Partnership under Section 414 of the Code.

"**Event of Default**" is defined in Section 11.

"**Excess Cash Proceeds**" is defined in Section 10.6(c)(iii).

"**Fair Market Value**" means, at any time and with respect to any property, the sale value of such property that would be realized in an arm's-length sale at such time between an informed and willing buyer and an informed and willing seller (neither being under a compulsion to buy or sell).

"**Fund**" means KeySpan Facilities Income Fund, an Alberta trust.

"**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as from time to time amended as permitted hereunder.

"**GAAP**" means generally accepted accounting principles as in effect from time to time in Canada approved by the Canadian Institute of Chartered Accountants, or any successor institute.

"**Governmental Authority**" means:

(a) the government of (i) Canada, the United States of America, any Province or any State or other political subdivision thereof, or (ii) any jurisdiction in which the applicable Issuer or Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the applicable Issuer or Restricted Subsidiary, or

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"**guarantee**" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to

advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any guarantee, the indebtedness or other obligations that are the subject of such guarantee shall be assumed to be direct obligations of such obligor.

"**Guarantor**" means any Person who provides a Senior Debt Guarantee.

"**Hazardous Material**" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including asbestos, urea formaldehyde foam insulation and polycholorinated biphenyls).

"**holder**" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the applicable Issuer pursuant to Section 14.1.

"**Institutional Accredited Investor**" means an investor that is both (a) an "accredited investor" within the meaning of Rule 501(a)(1),(2),(3) or (7) under the *U.S. Securities Act* and (b) a bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"**Institutional Investor**" means (a) any original purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"**Issuer Group**" means the Issuer Parties and all other Restricted Subsidiaries, and "**Issuer Group Entity**" means any Person within the Issuer Group.

"**Issuer Party**" means each Issuer and each Subsidiary Guarantor from time to time, and "**Issuer Parties**" means all of them.

"**Issuers**" is defined in the opening paragraph of this Agreement.

"**KECC**" means KeySpan Energy Canada Company, a Nova Scotia unlimited liability company.

"**KEDCO**" means KeySpan Energy Development Co., a Nova Scotia unlimited liability company.

"**KPL**" means KeySpan Production Ltd. (formerly known as Solex Production Ltd.), an Alberta corporation.

"**KeySpan Corporation**" means KeySpan Corporation, a New York corporation.

"**KeySpan LP**" means KeySpan Facilities Limited Partnership, an Ontario limited partnership.

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person, including any trust or right of set-off that exists for the purpose of securing payment of Debt.

"**Make-Whole Amount**" is defined in Section 8.7.

"**Managing Partner**" means KeySpan Canada Management Ltd., an Alberta corporation, or any successor Managing Partner appointed in accordance with the terms of the Partnership Agreement.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Issuers and the Restricted Subsidiaries taken as a whole.

"**Material Adverse Effect**" means a material adverse effect on (a) the business, operations, financial condition, assets, properties, or prospects of the Issuers and the Restricted Subsidiaries taken as a whole, (b) the ability of the Issuer Parties taken as a whole to perform their obligations under this Agreement, the Notes or any other Note Document, (c) the validity or enforceability of this Agreement, the Notes or any other Note Document.

"**Memorandum**" is defined in Section 5.3.

"**Merge**" and "**Merger**" are defined in Section 10.5.

"**Multiemployer Plan**" means any Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).

"**Net Proceeds Amount**" means, with respect to any Transfer of any property by any Person, an amount equal to the difference of:

(a) the aggregate amount of the consideration (valued at the Fair Market Value of such consideration at the time of the consummation of such Transfer) received by such Person in respect of such Transfer, minus

(b) all ordinary and reasonable out-of-pocket costs and expenses actually incurred by such Person in connection with such Transfer.

"**Non-U.S. Pension Plan**" means any plan, fund, or similar program established or maintained in Canada or any other jurisdiction (other than the United States of America) by an Issuer or a Restricted Subsidiary primarily for the benefit of employees of an Issuer or a Restricted Subsidiary residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

"**Notes**" means the U.S. Notes and the Canadian Notes, and each Note delivered in substitution or exchange for any such Notes.

"**Note Documents**" means this Agreement, the Notes outstanding hereunder, the Senior Debt Guarantees, the Senior Debt Security, the Collateral Agency Agreement and the Subordination Agreements.

"**Officer's Certificate**" means a certificate of a Senior Financial Officer or of any other officer of the Corporation or the Managing Partner whose responsibilities extend to the subject matter of such certificate.

"**PBGC**" means the Pension Benefit Guarantee Corporation referred to and defined in ERISA or any successor thereto.

"**Partnership Agreement**" means the general partnership agreement of KECP, initially entered into among Gulf Canada Resources Limited, KEDCO and KECC dated December 1, 1998, as amended September 23, 1999, as amended and restated as of December 1, 2002 among KEDCO, Solex Production Ltd. and KECC, and as amended and restated as of May 30, 2003 among KEDCO, KPL, KECC, LP and the Managing Partner, and as from time to time amended as permitted hereunder.

"**Partnership Guarantee**" is defined in Section 2.2(a).

"**Permitted Disposition**" means, as at any particular time, any Transfer of assets of an Issuer or Restricted Subsidiary:

(a) any Transfer to an Issuer or Subsidiary Guarantor so long as immediately before and immediately after the consummation of any such Transfer and after giving effect thereto, no Default or Event of Default exists (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(b) any Transfer made in the ordinary course of business and involving only property that is either (i) inventory or other assets held for sale, or (ii) tangible personal property that is obsolete, or is being replaced in the ordinary course of business, or is no longer used in the operation of the business of the Issuers and the Restricted Subsidiaries;

(c) the sale or other liquidation of Cash Equivalents, provided that the proceeds of such sale or other liquidation constitute Cash Equivalents;

(d) any surrender or waiver of contract rights or settlement, release or surrender of contract, tort or other claims of any kind; and

(e) the grant of any Liens to the extent permitted by Section 10.3 of this Agreement.

"**Permitted Encumbrances**" means the following in respect of the property and assets of the Issuers and the Restricted Subsidiaries:

(a) Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the affected Issuer or Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(b) Liens of any judgments rendered, or claim filed, against an affected Issuer or Restricted Subsidiary which such Issuer or Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(c) Liens imposed or permitted by law, such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the affected Issuer or Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien such Issuer or Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(d) undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the affected Issuer or Restricted Subsidiary or its property or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by such Issuer or Restricted Subsidiary, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(e) Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other

Person conducting the development or operation of the property to which such Liens relate, for the affected Issuer or Restricted Subsidiary's portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money, provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by such Issuer or Restricted Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(f) Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of any Issuer's or Restricted Subsidiary's properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(g) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any Issuer or Restricted Subsidiary (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables), which either alone or in the aggregate do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Issuers and the Restricted Subsidiaries taken as a whole;

(h) Liens arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money, provided that

(i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith, and

(ii) any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(i) Liens in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business operations of the affected Issuer or Restricted Subsidiary, provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such Lien in the conduct of the business of the Issuers and the Restricted Subsidiaries taken as a whole;

(j) the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) Liens created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, *provided* that (i) such agreement is entered into in the ordinary course of its business, on arms' length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Liens or equivalent remedies are provided by the other parties to such agreement for the benefit of an Issuer or Restricted Subsidiary in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Issuers and (iii) the Liens have not become the subject of realization actions under applicable law, or if they have: (1) such realization actions are being contested by an Issuer or Restricted Subsidiary, as applicable, diligently and in good faith by appropriate proceedings, and (2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;

(m) Liens securing Debt owing to an Issuer or Wholly-Owned Restricted Subsidiary;

(n) [Intentionally Deleted];

(o) Liens created or incurred after the date of the Closing given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the affected Issuer or Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach, provided that:

(i) the Lien shall attach solely to the property or assets acquired, purchased or constructed,

(ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be,

(iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the affected Issuer or Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or Fair Market Value at the time of acquisition or purchase (as determined in good faith

by the Board of Directors of the Managing Partner) or the cost of construction on the date of completion thereof, and

(iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(p) any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the affected Issuer or Restricted Subsidiary or its becoming an Issuer or Restricted Subsidiary, or any Lien existing on any property or assets acquired by the affected Issuer or Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that

(i) each such Lien shall extend solely to the property or assets so acquired,

(ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and

(iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(q) Liens on property or assets subject to a Receivables Securitization Program;

(r) Liens to secure all Senior Debt on a *pari passu* basis;

(s) any licenses, royalties, gross overriding royalties or other similar burdens affecting an Issuer's or any Restricted Subsidiary's properties which are granted on an arm's length basis to third parties in the ordinary course of business and not in connection with the borrowing of money;

(t) Liens created or incurred to secure Debt of the affected Issuer or Restricted Subsidiary in addition to the Liens permitted by the preceding clauses, provided that:

(i) all Debt secured by such Liens shall have been created or incurred within the limitations provided in Sections 10.1 and 10.2, and

(ii) at the time of creation or incurrence of the Debt secured by such Liens and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation,

under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto); and

(u) any extension, renewal or refunding of any Lien permitted by the preceding clauses (n), (o) or (p) of this definition in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby, provided that:

(i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding,

(ii) such Lien shall attach solely to the same such property,

(iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and

(iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto).

"**Person**" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"**Plan**" means an "employee benefit plan" (as defined in Section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Partnership, the Corporation or any ERISA Affiliate or with respect to which the Partnership, the Corporation or any ERISA Affiliate may have any liability.

"**Preferred Stock**" means any class of shares of a corporation that is preferred over any other class of shares of such corporation as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such corporation.

"**Priority Debt**" means, without duplication:

(a) all Debt of the Issuers secured by a Lien created, incurred or permitted to exist within the limitations of clause (t) (or otherwise permitted by clauses (a) and (b)) of the definition of "Permitted Encumbrances", plus

(b) all Debt of any Restricted Subsidiary (but excluding Qualified Subsidiary Debt.).

"**Purchasers**" is defined in the first paragraph of this Agreement.

"**QPAM Exemption**" means Prohibited Transaction Class Exemption 84-14 issued by the U.S. Department of Labor.

"**Qualified Subsidiary Debt**" means, without duplication, (a) Debt of any Subsidiary Guarantor, (b) Debt of a Restricted Subsidiary owing to any Issuer or Wholly-Owned Restricted Subsidiary, (c) Debt of a Restricted Subsidiary existing on the date of its acquisition (provided that such Debt shall not have been incurred in contemplation of such Subsidiary being acquired and that immediately after giving effect to the acquisition of such Subsidiary, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto), and (d) Debt incurred in connection with the extension, renewal or refunding of the Debt referred to in clause (c) above, provided that such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding.

"**Receivables Securitization Program**" means any existing or future receivables securitization program entered into by an Issuer or Restricted Subsidiary.

"**Required Holders**" means, at any time, the holders of more than $66^2/_3\%$ in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by an Issuer or any of its Affiliates).

"**Responsible Officer**" means any Senior Financial Officer and any other officer of the Corporation or the Managing Partner with responsibility for the administration of the relevant portion of this agreement.

"**Restricted Payment**" in respect of any Person means, without duplication:

(a) dividends, royalties or other distributions or payments on or in respect of any class or series of Capital Stock or other Equity Interests of such Person;

(b) the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such Capital Stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such Capital Stock or other Equity Interests or of any participating interest factor relating to any class or series of Capital Stock or other Equity Interests;

(c) the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of Capital Stock or other Equity Interests of such Person;

(d) any other payment or distribution, directly or indirectly, on or in respect of any class or series of Capital Stock or other Equity Interests of such Person;

(e) any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of interest, premium, if any, or principal of any (i) Debt owed to an Issuer or Restricted Subsidiary, or (ii) Subordinated Debt;

(f) transfer of any property (including money) to an Issuer or Restricted Subsidiary or any Affiliate thereof for a consideration less than its Fair Market Value; or

(g) the making of any loan by such Person;

(collectively, "**Distributions**"), except the following Distributions:

(A) a Distribution to an Issuer Party,

(B) a Distribution that consists solely of Equity Interests, or

(C) a Distribution on account of any Equity Interests of a Person that consists solely of Equity Interests of such Person,

which Distribution is made at a time when no Default or Event of Default exists or would exist (including, without limitation, under Sections 10.1(a) and (b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto) as a result of making such Distribution.

"**Restricted Subsidiary**" means any Subsidiary of the Partnership:

(a) of which more than 80% (by number of votes) of the Voting Equity Capital is beneficially owned, directly or indirectly, by the Partnership or by one or more Restricted Subsidiaries, and

(b) which the Partnership designates as a Restricted Subsidiary pursuant to Section 9.10,

provided that anything contained in this Agreement to the contrary notwithstanding, each of the Corporation and KECC shall be and remain a Restricted Subsidiary at all times and any Subsidiary Guarantor shall be and remain a Restricted Subsidiary at all times prior to the release of its Subsidiary Guarantee pursuant to Section 9.8.

"**Sale**" and "**Sell**" are defined in Section 10.5.

"**Security**" has the same meaning as in Section 2(1) of the *U.S. Securities Act*.

"**Secured Parties**" has the meaning specified in the Collateral Agency Agreement.

"**Senior Credit Documents**" has the meaning specified in the Collateral Agency Agreement.

"**Senior Debt**" means collectively, all Debt owing from time to time to the lenders under the Bank Facilities, all Debt owing from time to time under or in respect of hereunder and in respect of the Notes and all Swap Obligations and any other Debt (including other senior notes) at any time owing by any Issuer to any Secured Party pursuant to any of the Senior Credit Documents.

"**Senior Debt Guarantees**" means the Corporation Guarantee, the Partnership Guarantee and any Subsidiary Guarantees.

"**Senior Debt Security**" is defined in Section 13.1.

"**Senior Financial Officer**" means the chief financial officer, vice-president of finance, the treasurer or the comptroller of the Corporation or the Managing Partner.

"**Significant Bank**" means any bank (other than one to which an Issuer or a Restricted Subsidiary is indebted) organized under the laws of Canada or the United States, having capital, surplus and undivided profits aggregating at least U.S. $500,000,000 (or its equivalent in Canadian Dollars) and having outstanding senior *unsecured* indebtedness that is rated "A" or better by Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc. a New York corporation, or "A2" or better by Moody's Investors Services, Inc.

"**Subordinated Debt**" means, without duplication, any Debt of the Partnership or any Restricted Subsidiary which by its express terms provides that it is (a) expressly subordinated in right of payment to the Notes pursuant to a subordination agreement substantially in the form of the Subordination Agreement or otherwise in a form and substance acceptable to the holders of 100% of the outstanding principal amount of the Notes, (b) shall have a stated maturity date later than the maturity date of the Notes, (c) shall not provide for any required payments or prepayments thereof, and (d) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of Section 10.4.

"**Subordination Agreement**" is defined in Section 2.5.

"**Subsidiary**" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Partnership.

"**Subsidiary Guarantee**" is defined in Section 2.2(c).

"**Subsidiary Guarantor**" shall mean and include each Subsidiary which executes and delivers a Subsidiary Guarantee.

"**Subsidiary Stock**" means, with respect to any Person, the stock (or any options or warrants to purchase stock or other Securities exchangeable for or convertible into stock) of any Subsidiary of such Person.

"**Swap Obligations**" means all obligations and liabilities of any Issuer Party arising from time to time under any Swaps which are secured by the Senior Debt Security.

"**Swaps**" means, with respect to any Person, payment obligations with respect to interest rate swaps, currency swaps, commodity swaps and similar obligations obligating such Person to make payments, whether periodically or upon the happening of a contingency; provided that such swap arrangements are non-speculative and are entered into in the ordinary course of business.

"**Tax**" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Tax Indemnity Amount**" is defined in Section 23(a)(i).

"**Transfer**" means, with respect to any Person, any transaction in which such Person sells, conveys, transfers or leases (as lessor) any of its property, including, Subsidiary Stock.

"**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement dated May 30, 2003 among the Managing Partner, the Fund and KEDCO, as amended from time to time as permitted hereunder.

"**Unrestricted Subsidiary**" means any Subsidiary that is not a Restricted Subsidiary.

"**U.S. $**" or "**U.S. Dollars**" shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"**U.S. Notes**" is defined in Section 1.1.

"**U.S. Exchange Act**" means the U.S. *Securities Exchange Act* of 1934, as amended.

"**U.S.A. Patriot Act**" means United States Public Law 107-56, Uniting and Strengthening America By Providing Appropriate Tools Required To Intercept and Obstruct Terrorism (USA Patriot Act) Act of 2001.

"**U.S. Securities Act**" means the *U.S. Securities Act of 1933*, as amended from time to time.

"**Voting Equity Capital**" means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

"**Wholly-Owned Restricted Subsidiary**" means, at any time, any Restricted Subsidiary one hundred (100%) of all the equity interests (except directors' qualifying shares) and voting

interests of which are owned by any one or more of the Issuers and the other Wholly-Owned Restricted Subsidiaries at such time.

SCHEDULE 4.9
LEGAL STRUCTURE



KeySpan Corporation
Unit Holders
100%
100%
KeySpan Energy Development Co. (KEDCO)
30.09%
KeySpan Facilities Income Fund (the "Fund")
100%
100% CT Notes
100% CT Units
KeySpan Canada (LP) Ltd. ("LP General Partners")
100%
60.91%
KeySpan Facilities Commercial Trust (the "Commercial Trust")
KeySpan Production Ltd. ("KPL")
KeySpan Canada Management Ltd. (the "Managing Partner")
99.999%
KeySpan Facilities Limited Partnership (the "KeySpan LP")
0.001%
0.005%
39.0861%
47.3224%
13.5815%
KeySpan Energy Canada Partnership (the "Partnership")
100%
100%
KeySpan Energy Facilities Limited (the "Corporation")
KeySpan Energy Canada Company ("KECC")
40.60%
Rimbey Pipeline Co. Ltd.

SCHEDULE 5.4
SUBSIDIARIES AND AFFILIATES; OWNERSHIP OF PARTNERSHIP; DIRECTORS AND OFFICERS; DISTRIBUTION RESTRICTIONS

1. Subsidiaries of the Partnership

(a) The Corporation, a corporation under the laws of Alberta.

(b) KECC, an unlimited liability company under the laws of Nova Scotia.

All capital and other equity interests of the Corporation and KECC are owned by the Partnership.

2. Affiliates of the Partnership (other than Subsidiaries)

KeySpan Corporation
KeySpan Energy Development Co.
KeySpan Facilities Income Fund
KeySpan Canada Management Ltd.
KeySpan Facilities Commercial Trust
KeySpan Facilities Limited Partnership
KeySpan Production Ltd.

The foregoing list does not include Subsidiaries of KeySpan Corporation which are controlled directly or indirectly by KeySpan Corporation (other than those listed above).

3. Ownership of the Partnership

KeySpan Energy Development Co.	-	47.3224%%
KeySpan Production Ltd.	-	13.5815%
KeySpan Facilities Limited Partnership	-	39.0861%
KeySpan Canada Management Ltd.	-	0.005%

4. Directors and Officers of the Corporation

Directors	**Officers**
H. Neil Nichols	James V. Bertram
James W. Bertram	David G. Smith
David J. Manning	Ken W. Merritt
Saiyed Zain Mirza	Jim Hunter
James A. Rooney	

5. Directors and Officers of the Managing Partner of the Partnership

Directors	Officers
E. Peter Lougheed	E. Peter Lougheed
James V. Bertram	James V. Bertram
Robert B. Catell	David G. Smith
Michael B.C. Davies	Ken W. Merritt
Nancy M. Laird	David A. Sentes
Gerald Luterman	K. Jamie Urquhart
H. Neil Nichols	
William R. Stedman	
Wesley R. Twiss	

6. Distribution and Lien Restrictions

Credit Agreement:
(Credit Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, Royal Bank of Canada, as Agent for the Lenders, the lenders thereunder which are parties thereto, and Royal Bank of Canada as the collateral agent thereunder)

Clause 9.2(g) provides that the Issuers shall not, and that the Partnership shall ensure that each Loan Party (defined in the Credit Agreement as each of the Issuers and KeySpan Energy Canada Company ("KECC") together with any entity that becomes a subsidiary thereof and issues the required forms of guarantee and security) does not:

> "directly or indirectly make or give effect to Capital Distributions in respect of any Testing Period which exceed the Distributable Cash Flow attributable to such Testing Period by more than $1,000,000, or directly or indirectly make any Capital Distribution if a Default or Event of Default (as those terms are defined in the Credit Agreement) has occurred, is continuing at the time of, or will exist after giving effect to, the making of such Capital Distribution, other than a Capital Distribution made to a Loan Party other than KECC"

A "Capital Distribution" is defined in the Credit Agreement as including dividends or other distributions; payments in respect of the redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of equity interests; payments of principal, interest or other amounts in respect of indebtedness owed to affiliates; loans, advances, payments of management or consulting fees or reimbursement of costs made in favour of a holder of equity interests, subject to certain exceptions; and the transfer to affiliates of assets for less than their fair market value.

"Testing Period" is defined as each period of four consecutive fiscal quarters ending on or after March 31, 2004.

"Distributable Cash Flow" is defined in the Credit Agreement as EBITDA (as defined in the Credit Agreement) of the Partnership for a Testing Period plus, without duplication, releases of cash reserves or any cash flow of a Loan Party from a period prior to the Testing Period which has not formed part of a prior distribution and net proceeds of dispositions of assets by the Loan Parties permitted hereunder, all as determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, minus sustaining capital expenditures of the Loan Parties incurred in such Testing Period, principal payments made or required to have been made on Funded Debt of a Loan Party in such Testing Period to the extent funded from cash flow, non-sustaining capital expenditures of the Loan Parties to the extent funded from cash flow, and the amount of any cash reserve established or increased by a Loan Party during such Testing Period;

"Funded Debt" is defined as the amount (calculated on a consolidated basis for the Partnership) equal to the aggregate of indebtedness for borrowed money, all other obligations of a Loan Party in respect of which interest charges are customarily paid, and all obligations secured by any security interest existing on property owned by a Loan Party subject to such security interest, whether or not the obligations secured thereby shall have been assumed, but excluding intercorporate debt.

Operating Facility Agreement: In paragraph 9 of the Operating Facility Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, and Royal Bank of Canada, as operating lender, the Corporation and the Partnership agree to comply with the covenants set forth in Article 9 of the Credit Agreement listed immediately above.

Partnership Agreement:

Pursuant to Section 4.3 of the Partnership Agreement, the Partnership may not make any distributions to its partners without the consent of the Managing Partner, other than cash distributions made pursuant to Section 4.1 of the Partnership Agreement, and Liquidating Distributions made in accordance with Section 10.3 of the Partnership Agreement.

Pursuant to Section 6.2(c) of the Partnership Agreement, for so long as the partnership interest in the Partnership owned by the Fund is less than 50%, the affirmative vote of partners owning at least 75% of the partnership interest in the Partnership is required for the borrowing of funds by the Partnership in an aggregate amount exceeding $30 million (not including any amounts borrowed under any revolving credit facilities) and the pledging of any assets of the Partnership as collateral security for such borrowing.

SCHEDULE 5.5
FINANCIAL STATEMENTS

1. The unaudited pro forma consolidated statement of financial position as at March 31, 2003 and unaudited pro forma consolidated statements of income for the three and twelve month periods ended March 31, 2003 of KeySpan together with compilation report.

2. The unaudited pro forma consolidated statement of financial position as at December 31, 2002 and unaudited pro forma consolidated statement of income for the year ended December 31, 2002 of KeySpan together with compilation report.

3. The unaudited financial statements of KeySpan as at and for the three month period ended March 31, 2003 and March 31, 2002 and the audited financial statements of KeySpan as at and for the years ended December 31, 2002 and 2001 together with auditors' report.

4. The audited financial statements of KeySpan as at and for the years ended December 31, 2000 and 1999 together with auditors' report.

SCHEDULE 5.15
EXISTING INDEBTEDNESS AND
EXISTING LIENS

1. **Indebtedness of Issuer Parties as of August 26, 2003**

   Bank Facilities: outstanding Debt in the amount of Cdn.$68,000,000 *(all of which will be repaid upon or shortly after Closing)*

   Intercompany Debt: loan from KeySpan Energy Development Co. to the Partnership in the amount of Cdn. $67,000,000 *(Cdn. $49,000,000 will be repaid shortly after Closing)*

2. **Liens (other than Senior Debt Security) Securing Debt as of Closing**

   Nil

3. **Specified Non-Permitted Liens**

   Nil

SCHEDULE 9.10

FORM OF NOTICE OF DESIGNATION OF
RESTRICTED SUBSIDIARY

[Date]

To: All Holders of Notes

Ladies and Gentlemen:

Re: Designation of Restricted Subsidiary

We refer to the Note Purchase Agreement dated as of August 26, 2003 between KeySpan Energy Facilities Limited, KeySpan Energy Canada Partnership (the "**Partnership**") and the Purchasers named in the Purchaser Schedules attached thereto (the "**Note Purchase Agreement**"). Capitalized terms used herein have the meanings ascribed thereto in the Note Purchase Agreement.

Pursuant to Section 9.10 of the Note Purchase Agreement, we hereby notify you that the following Subsidiary was designated by the Partnership as a Restricted Subsidiary on • *[date]*:

Name of new Restricted Subsidiary	Jurisdiction of Incorporation/ Continuance/ Amalgamation	Jurisdictions in which it is registered to carry on business	Percentage ownership by the Partnership

We represent, warrant and covenant to each holder of a Note that:

(i) each of the representations and warranties contained in Section 5 of the Agreement, insofar as they pertain to Subsidiaries or Restricted Subsidiaries, is true on and as of the date hereof with respect to the Restricted Subsidiary that is the subject of this notice;

(ii) as and from the date hereof, each of the covenants contained in the Note Purchase Agreement, insofar as they pertain to Restricted Subsidiaries, shall also apply with respect to the Restricted Subsidiary that is the subject of this notice; and

(iii) after giving effect to the designation herein referred to, no Default or Event of Default would occur or exist as a result of such designation.

Very truly yours,

KEYSPAN ENERGY CANADA PARTNERSHIP, by its Managing General Partner, KEYSPAN CANADA MANAGEMENT LTD.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SCHEDULE 13.1
SENIOR DEBT SECURITY

1. Debenture in the amount of Cdn. $350,000,000 dated May 30, 2003 made by KeySpan Energy Canada Partnership in favour of the Collateral Agent

2. Debenture Pledge Agreement dated May 30, 2003 made by KeySpan Energy Canada Partnership in favour of the Collateral Agent

3. Debenture in the amount of Cdn. $350,000,000 dated May 30, 2003 made by KeySpan Energy Facilities Limited in favour of the Collateral Agent

4. Debenture Pledge Agreement dated May 30, 2003 made by KeySpan Energy Facilities Limited in favour of the Collateral Agent

5. Securities Pledge made by KeySpan Energy Canada Partnership and acknowledged by KeySpan Energy Canada Company in favour of the Collateral Agent

EXHIBIT 1.1

FORM OF SERIES A SENIOR SECURED U.S. NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

KEYSPAN ENERGY FACILITIES LIMITED

5.79% SERIES A SENIOR SECURED NOTE DUE AUGUST 26, 2010

No. • August 26, 2003

Cdn. $• PPN C4929# AA 9

FOR VALUE RECEIVED, the undersigned, **KEYSPAN ENERGY FACILITIES LIMITED** (herein called the "**Corporation**"), a corporation organized and existing under the laws of the Province of Alberta, hereby promises to pay to •, or registered assigns, the principal sum of • CANADIAN DOLLARS on August 26, 2010, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.79% per annum from the date hereof, payable monthly, on the 26th day of each month, commencing on September 26, 2003 until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.79% or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada from time to time in Calgary, Alberta as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of Canada in Calgary, Alberta or at such other place as the Corporation shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Senior Secured Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement dated as of August 26, 2003 (as from time to time amended, the "**Note Purchase Agreement**"), between the Corporation, KeySpan Energy Canada Partnership and the respective Purchasers named therein and which Purchasers are entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement, and (ii) to have made the representations set forth in Section 6 of the Note Purchase Agreement. This Note is secured by the Senior Debt Security, the Partnership Guarantee and the Subsidiary Guarantees referred to in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation will not be affected by any notice to the contrary.

This Note is subject to optional pre-payment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

The Corporation and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Corporation agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all reasonable costs of collecting or attempting to collect this Note, including reasonable legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Corporation, the Purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law. Therefore, none of the terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Corporation nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 24(b) of the Note

Purchase Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Corporation hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of "deemed reinvestment" shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE. The Corporation hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

KEYSPAN ENERGY FACILITIES LIMITED

By: ______________________________

Name: David G. Smith

Title: Senior Vice President and Chief Financial Officer

EXHIBIT 1.2

FORM OF 6.155% SERIES B SENIOR SECURED U.S. NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

KEYSPAN ENERGY FACILITIES LIMITED

6.155% SERIES B SENIOR SECURED NOTE DUE AUGUST 26, 2013

No. • August 26, 2003

Cdn. $• PPN C4929# AB 9

FOR VALUE RECEIVED, the undersigned, **KEYSPAN ENERGY FACILITIES LIMITED** (herein called the "**Corporation**"), a corporation organized and existing under the laws of the Province of Alberta, hereby promises to pay to •, or registered assigns, the principal sum of • CANADIAN DOLLARS on August 26, 2013, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.155% per annum from the date hereof, payable monthly, on the 26th day of each month, commencing on September 26, 2003, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.155% or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada from time to time in Calgary, Alberta as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of Canada in Calgary, Alberta or at such other place as the Corporation shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Senior Secured Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement dated as of August 26, 2003 (as from time to time amended, the "**Note Purchase Agreement**"), between the Corporation, KeySpan Energy Canada Partnership and the respective Purchasers named therein and which Purchasers are entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement, and (ii) to have made the representations set forth in Section 6 of the Note Purchase Agreement. This Note is secured by the Senior Debt Security, the Partnership Guarantee and the Subsidiary Guarantees referred to in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation will not be affected by any notice to the contrary.

This Note is subject to optional pre-payment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

The Corporation and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Corporation agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all reasonable costs of collecting or attempting to collect this Note, including reasonable legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Corporation, the Purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law. Therefore, none of the terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Corporation nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 24(b) of the Note

Purchase Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Corporation hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of "deemed reinvestment" shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE. The Corporation hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

KEYSPAN ENERGY FACILITIES LIMITED

By: ____________________________
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

EXHIBIT 1.3

FORM OF SENIOR SECURED CANADIAN NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

KEYSPAN ENERGY CANADA PARTNERSHIP

5.42% SENIOR SECURED NOTE DUE AUGUST 26, 2008

No. • August 26, 2003

Cdn. $• PPN C4929* AA 5

FOR VALUE RECEIVED, the undersigned, **KEYSPAN ENERGY CANADA PARTNERSHIP** (herein called the "**Partnership**"), a general partnership organized and existing under the laws of the Province of Alberta, hereby promises to pay to •, or registered assigns, the principal sum of • CANADIAN DOLLARS on August 26, 2008, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.42% per annum from the date hereof, payable monthly, on the 26th day of each month, commencing on September 26, 2003, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable monthly as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.42% or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada in Calgary, Alberta as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of Canada in Calgary, Alberta or at such other place as the Partnership shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreements referred to below.

This Note is one of a series of Senior Secured Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement dated as of August 26, 2003 (as from time to time amended, the "**Note Purchase Agreement**"), between the Partnership, KeySpan Energy Facilities Limited and the respective Purchasers named therein and which Purchasers are entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement, and (ii) to have made the representations set forth in Section 6 of the Note Purchase Agreement. This Note is secured by the Senior Debt Security, the Corporation Guarantee and the Subsidiary Guarantees referred to in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Partnership may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Partnership will not be affected by any notice to the contrary.

This Note is subject to optional pre-payment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreements.

The Partnership and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Partnership agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all reasonable costs of collecting or attempting to collect this Note, including reasonable legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Partnership, the Purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law. Therefore, none of the terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Partnership nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 24(b) of the Note

Purchase Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Partnership hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of "deemed reinvestment" shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE. The Partnership hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

KEYSPAN ENERGY CANADA PARTNERSHIP by its Managing Partner, KEYSPAN CANADA MANAGEMENT LTD.

By: ______________________________

Name: David G. Smith

Title: Senior Vice President and Chief Financial Officer

EXHIBIT 2.2(a)

FORM OF PARTNERSHIP GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of the 26th day of August, 2003,

BY:

KEYSPAN ENERGY CANADA PARTNERSHIP, an Alberta general partnership (the "**Guarantor**"),

IN FAVOUR OF:

The Persons who from time to time are holders of U.S. Notes under the Note Purchase Agreement (the "Noteholders" and each individually a "Noteholder")

RECITALS

The Guarantor has agreed to guarantee the payment and performance by KeySpan Energy Facilities Limited (the "**Corporation**") of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Noteholders as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Corporation**" has the meaning ascribed thereto in the recitals;

"**Guaranteed Obligations**" means all indebtedness, obligations and liabilities, whether of payment or performance, present or future, direct or indirect, absolute or contingent, matured or not, in any currency, which the Corporation has from time to time incurred or may from time to time incur under or in connection with or relating to the U.S. Notes and the other Note Documents outstanding from time to time;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Note Purchase Agreement**" means the Note Purchase Agreement dated August 26, 2003 among the Guarantor, the Corporation and the purchasers of notes named in Schedule A attached thereto;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

"**Tax**" has the meaning ascribed thereto in the Note Purchase Agreement.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Note Purchase Agreement.

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless

expressly provided in writing. No failure or delay by the Noteholders in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Noteholders the due and punctual payment and performance of the Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, the Corporation shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Noteholders.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Noteholders from and against any and all losses, costs and expenses which they may suffer in any way as a result of the occurrence of any event or circumstance which is, or is expressed to be, an Event of Default under or with respect to any U.S. Note becoming for any reason whatsoever in whole or in part:

(a) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Noteholders in accordance with its terms, or

(b) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by the Corporation but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by any Noteholder as a result of any Proceedings of or affecting any of the Corporation, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. Any Noteholder may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under or with respect to a U.S. Note, the Guarantor shall, on demand by or on behalf of Noteholders, forthwith pay to the Noteholders, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Noteholders shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against the Corporation or any other Person or any Senior Debt Security held by it or any other Secured Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Corporation to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Corporation to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Noteholders hereunder shall be received in trust for the Noteholders and forthwith upon receipt shall be paid over to the Noteholders, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Noteholders or be otherwise entitled to claim the benefit of any security now or hereafter held by any Noteholder in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Noteholders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied to the amounts due or to become due with respect to the U.S. Notes, whether matured or unmatured.

ARTICLE 4
PROTECTION OF HOLDERS OF U.S. NOTES

4.1 Defects in Creation of Guaranteed Obligations

No Noteholder shall be concerned to see or inquire into the capacity and powers of the Corporation or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Corporation in favour of the Noteholders shall be deemed to form part of the Guaranteed Obligations even though the Corporation may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Corporation or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf and notwithstanding that any Noteholder has specific notice of the capacity and powers of the Corporation or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a) any amalgamation, merger, consolidation or reorganization of the Corporation or the Guarantor or any continuation of the Corporation or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(b) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of the Corporation or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Corporation or the Guarantor becomes the property of any other Person;

(c) any lack of validity, enforceability or value of any U.S. Note, any other Note Document or any other agreement or instrument relating thereto or to any security therefor;

(d) any change in the time, manner or place of payment of, or in any other term of any U.S. Note, any other Note Document or any amendment or waiver thereof, or any consent to departure from any Note Document;

(e) any taking, exchange, release or non-perfection of any security, or any release or amendment or waiver of or consent to departure from any other guarantee for any U.S. Note or other Note Document;

(f) any manner of application of any security or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Corporation or the Guarantor;

(g) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of the Corporation or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(h) any amendment or modification of or supplement to or other change in any U.S. Note or other Note Document;

(i) any failure, omission or delay on the part of any Person to conform or comply with any term of any U.S. Note or other Note Document;

(j) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof; or which shall delay, interfere with, hinder or present, or in any way adversely affect, the performance by the Corporation or the Guarantor in its respective obligations under or in respect of the U.S. Notes or this Guarantee;

(k) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of the Corporation to keep and perform any obligation, covenant or agreement under the terms of the U.S. Notes or this Guarantee;

(l) any attachment, claim, demand, charge, Lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against either or the Corporation or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by either the Corporation or the Guarantor, or against any sums payable in respect of the U.S. Notes or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(m) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Corporation or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failure or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under or with respect to any U.S. Note and that

notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Event of Default. If (i) an event permitting the exercise of remedies under any U.S. Note, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any U.S. Note, as the case may be, shall at any time be prevented by reason of the pendency against the Corporation of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such U.S. Note shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Noteholders

The Noteholders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any U.S. Note or other Note Document or any other agreement relating to any of the foregoing or, in whole or in part demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b) enforce or take action under or abstain from enforcing or taking action under any U.S. Note or other Note Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(c) receive, give up, subordinate, release or discharge any security; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any security; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any security; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any security; or allow or abstain from allowing the Corporation or other Persons to deal with all or any part of such undertaking, property and assets;

(d) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Corporation or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Corporation or any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(f) in whole or in part prove or abstain from proving any claim of the Noteholders in any Proceedings of or affecting the Corporation or any other Person; and

(g) agree with the Corporation, any other guarantor or any other Person to do anything described in paragraphs (i) to (vi) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any security for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of any Noteholder or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. Neither the Noteholders nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof or any security for the Guaranteed Obligations or the Indemnified Amounts or any part thereof, including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Note Documents and all guarantees and other documents referred to in the Note Purchase Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Noteholders (including, without limitation, the fees and expenses of counsel for the Noteholders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Noteholders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Noteholders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of a Noteholder permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Security

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(a) any security or guarantee now or hereafter held by any Noteholder, and

(b) the endorsement by the Guarantor of any notes or other documents,

and rights of the Noteholders under this Guarantee shall not be merged in any such other security, guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Noteholders except to the extent permitted under all of the Note Documents in effect at such time.

5.6 Communication

Any notice, demand, consent, approval or other communication from the Guarantor to any Noteholder, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Note Purchase Agreement. The address and telecopier number of the Guarantor and the contact person at the Guarantor shall be the same as that set forth in the Note Purchase Agreement.

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Noteholders and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the Corporation is required to pay such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Noteholders in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which a Noteholder is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which any Noteholder is able to purchase is less than the amount of such currency originally due to it in respect tot he relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save such Noteholder harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action will apply irrespective of any indulgence granted by any Noteholder and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

5.11 Taxes

(a) All payments by the Guarantor under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or any other payment obligations, shall be made in full without any deduction or withholding on account of taxes or duties of whatsoever nature imposed or levied by or on behalf of Canada or any Governmental Authority in Canada having power to tax unless the Guarantor is prohibited by Applicable Law from doing so, in which event the Guarantor shall:

(i) forthwith pay to the Noteholder as additional interest on the principal amount of the U.S. Notes such additional amount (a "**Tax Indemnity Amount**") so that the net amount received by the Noteholder after payment of such deductions and withholdings will equal the full amount which would have been received by it had no such deduction or withholding been made;

(ii) pay to the relevant taxation or other authorities within the period for payment permitted by Applicable Law the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this paragraph (a)); and

(iii) furnish to the Noteholder promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid.

(b) If as a result of any payment by the Guarantor under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or other payment obligations, any Noteholder is required to pay tax under Part XIII of the Tax Act, then the Guarantor will, upon demand by such Noteholder, indemnify such Noteholder for the payment of any such taxes, together with any interest, penalties and expenses in connection therewith. All such amounts shall be payable by the Guarantor on demand and shall bear interest at the Default Rate calculated from the date demanded by such Noteholder to the date paid by the Guarantor;

(c) If, following any payment made by the Guarantor to any Noteholder under paragraph (a)(i) above or any indemnity payment made by the Guarantor to any Noteholder under paragraph (b) above, such Noteholder shall determine in its sole discretion if it has received or has been granted a refund, credit, allowance or remission in respect of the taxes or duties resulting in the payment thereof and such Noteholder is able to identify such refund, credit, allowance or remission as being attributable to such taxes or duties, such Noteholder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Noteholder to obtain any other relief or allowance which may be available to it, reimburse the Guarantor with such amount as such Noteholder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Noteholder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of tax which resulted in the payment under paragraph (a)(i) or (b) above. Such Noteholder may charge to the Guarantor (and may deduct from amounts reimbursable to the Guarantor hereunder) a fee reasonably determined by such Noteholder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Guarantor. Notwithstanding the foregoing, no Noteholder shall be obligated to disclose to the Guarantor, or any of its agents, any computation made by such Noteholder in connection with this Section 5.11(c) or any information regarding such Noteholder's tax status or affairs;

Notwithstanding the provisions of this Section 5.11 , no Tax Indemnity Amounts shall be payable (i) to any Noteholder which does not deal at arm's length (within the meaning of the Tax Act) with the Guarantor; (ii) to any Noteholder which is liable for any Tax by reason of it being or having been connected to Canada for any reason or in any capacity other than solely as a Noteholder; (iii) for or on account of any Tax that is imposed or withheld by reason of the failure of the Noteholder to complete, execute and deliver to the Guarantor any form or document to the extent applicable to such Noteholder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Guarantor in order to enable the Guarantor to make payments on the U.S. Notes without deduction or withholding for taxes, assessments or governmental charges, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Guarantor; *provided* that nothing in this clause (ii) shall require a Noteholder to disclose confidential or proprietary information; or (iv) in the case where such Noteholder is not

a resident (within the meaning of the United States-Canada Income Tax Convention) of the United States of America, in excess of the amount which the Guarantor would have been obligated to pay hereunder if such Noteholder were resident in the United States of America for the purposes of such treaty.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee as of the day and year first above written.

KEYSPAN ENERGY CANADA PARTNERSHIP, by its Managing General Partner, KEYSPAN CANADA MANAGEMENT LTD.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

EXHIBIT 2.2(b)

FORM OF CORPORATION GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of the 26th day of August, 2003,

BY:

KEYSPAN ENERGY FACILITIES LIMITED, an Alberta corporation (the "**Guarantor**"),

IN FAVOUR OF:

The Persons who from time to time are holders of Canadian Notes under the Note Purchase Agreement (the "Noteholders" and each individually a "Noteholder")

RECITALS

The Guarantor has agreed to guarantee the payment and performance by KeySpan Energy Canada Partnership (the "**Partnership**") of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Noteholders as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Guaranteed Obligations**" means all indebtedness, obligations and liabilities, whether of payment or performance, present or future, direct or indirect, absolute or contingent, matured or not, in any currency, which the Partnership has from time to time incurred or may from time to time incur under or in connection with or relating to the Canadian Notes and the other Note Documents outstanding from time to time;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Note Purchase Agreement**" means the Note Purchase Agreement dated August 26, 2003 among the Guarantor, the Partnership and the purchasers of notes named in Schedule A attached thereto;

"**Partnership**" has the meaning ascribed thereto in the recitals;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

"**Tax**" has the meaning ascribed thereto in the Note Purchase Agreement.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Note Purchase Agreement.

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only

constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing. No failure or delay by the Noteholders in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Noteholders the due and punctual payment and performance of the Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, the Partnership shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Noteholders.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Noteholders from and against any and all losses, costs and expenses which they may suffer in any way as a result of the occurrence of any event or circumstance which is, or is expressed to be, an Event of Default under or with respect to any Canadian Note becoming for any reason whatsoever in whole or in part:

(a) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Noteholders in accordance with its terms, or

(b) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by the Partnership but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by any Noteholder as a result of any Proceedings of or affecting any of the Partnership, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. Any Noteholder may concede or compromise any claim that

such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under or with respect to a Canadian Note, the Guarantor shall, on demand by or on behalf of Noteholders, forthwith pay to the Noteholders, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Noteholders shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against the Partnership or any other Person or any Senior Debt Security held by it or any other Secured Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Partnership to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Partnership to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Noteholders hereunder shall be received in trust for the Noteholders and forthwith upon receipt shall be paid over to the Noteholders, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Noteholders or be otherwise entitled to claim the benefit of any security now or hereafter held by any Noteholder in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Noteholders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied to the amounts due or to become due with respect to the Canadian Notes, whether matured or unmatured.

ARTICLE 4
PROTECTION OF HOLDERS OF CANADIAN NOTES

4.1 Defects in Creation of Guaranteed Obligations

No Noteholder shall be concerned to see or inquire into the capacity and powers of the Partnership or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Partnership in favour of the Noteholders shall be deemed to form part of the Guaranteed Obligations even though the Partnership may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Partnership or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf and notwithstanding that any Noteholder has specific notice of the capacity and powers of the Partnership or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a) any amalgamation, merger, consolidation or reorganization of the Partnership or the Guarantor or any continuation of the Partnership or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(b) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of the Partnership or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Partnership or the Guarantor becomes the property of any other Person;

(c) any lack of validity, enforceability or value of any Canadian Note, any other Note Document or any other agreement or instrument relating thereto or to any security therefor;

(d) any change in the time, manner or place of payment of, or in any other term of any Canadian Note, any other Note Document or any amendment or waiver thereof, or any consent to departure from any Note Document;

(e) any taking, exchange, release or non-perfection of any security, or any release or amendment or waiver of or consent to departure from any other guarantee for any Canadian Note or other Note Document;

(f) any manner of application of any security or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Partnership or the Guarantor;

(g) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of the Partnership or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(h) any amendment or modification of or supplement to or other change in any Canadian Note or other Note Document;

(i) any failure, omission or delay on the part of any Person to conform or comply with any term of any Canadian Note or other Note Document;

(j) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof; or which shall delay, interfere with, hinder or present, or in any way adversely affect, the performance by either of the Partnership or the Guarantor in its respective obligations under or in respect of the Canadian Notes or this Guarantee;

(k) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of the Partnership to keep and perform any obligation, covenant or agreement under the terms of the Canadian Notes or this Guarantee;

(l) any attachment, claim, demand, charge, Lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against either the Partnership or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by either of the Partnership or the Guarantor, or against any sums payable in respect of the Canadian Notes or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(m) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Partnership or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failure or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under or with respect to any Canadian Note and that

notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Event of Default. If (i) an event permitting the exercise of remedies under any Canadian Note, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Canadian Note, as the case may be, shall at any time be prevented by reason of the pendency against the Partnership of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such Canadian Note shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Noteholders

The Noteholders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Canadian Note or other Note Document or any other agreement relating to any of the foregoing or, in whole or in part demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b) enforce or take action under or abstain from enforcing or taking action under any Canadian Note or other Note Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(c) receive, give up, subordinate, release or discharge any security; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any security; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any security; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any security; or allow or abstain from allowing the Partnership or other Persons to deal with all or any part of such undertaking, property and assets;

(d) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Partnership or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Partnership or any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(f) in whole or in part prove or abstain from proving any claim of the Noteholders in any Proceedings of or affecting the Partnership or any other Person; and

(g) agree with the Partnership, any other guarantor or any other Person to do anything described in paragraphs (i) to (vi) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any security for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of any Noteholder or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. Neither the Noteholders nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof or any security for the Guaranteed Obligations or the Indemnified Amounts or any part thereof, including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Note Documents and all guarantees and other documents referred to in the Note Purchase Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Noteholders (including, without limitation, the fees and expenses of counsel for the Noteholders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Noteholders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Noteholders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of a Noteholder permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Security

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(a) any security or guarantee now or hereafter held by any Noteholder, and

(b) the endorsement by the Guarantor of any notes or other documents,

and rights of the Noteholders under this Guarantee shall not be merged in any such other security, guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Noteholders except to the extent permitted under all of the Note Documents in effect at such time.

5.6 Communication

Any notice, demand, consent, approval or other communication from the Guarantor to any Noteholder, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Note Purchase Agreement. The address and telecopier number of the Guarantor and the contact person at the Guarantor shall be the same as that set forth in the Note Purchase Agreement.

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Noteholders and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the Partnership is required to pay

such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Noteholders in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which a Noteholder is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which any Noteholder is able to purchase is less than the amount of such currency originally due to it in respect tot he relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save such Noteholder harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action will apply irrespective of any indulgence granted by any Noteholder and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee as of the day and year first above written.

KEYSPAN ENERGY FACILITIES LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

EXHIBIT 2.2(c)

FORM OF SUBSIDIARY GUARANTEE

SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of the ◇ day of ◇, 20◇,

BY:

◇ (the "**Guarantor**"),

IN FAVOUR OF:

ROYAL BANK OF CANADA, as collateral agent (the "**Collateral Agent**") and includes such Person's successors and assigns as Collateral Agent pursuant to the Collateral Agency Agreement, including any replacement or substituted Collateral Agent contemplated by the Collateral Agency Agreement.

RECITALS

The Guarantor has agreed to guarantee the payment and performance by the Borrowers of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Collateral Agent and the Secured Parties as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Borrowers**" mean KeySpan Energy Canada Partnership and KeySpan Energy Facilities Limited and their permitted successors and permitted assigns, and "Borrower" means either one of them;

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement made as of August 26, 2003 among KeySpan Energy Canada Partnership and KeySpan Energy Facilities Limited, as borrowers, Royal Bank of Canada as Operating Lender, Royal Bank of Canada, as agent for the lenders under the Credit Agreement, the Senior Noteholders party thereto, and Royal Bank of Canada, as

collateral agent, as the same may be modified, amended, supplemented, restated and replaced from time to time;

"**Guaranteed Obligations**" means all indebtedness, obligations and liabilities, whether of payment or performance, present or future, direct or indirect, absolute or contingent, matured or not, in any currency, in connection with or relating to any Senior Obligations outstanding from time to time;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Secured Party, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Collateral Agency Agreement

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing. No failure or delay by the Collateral Agent or other Secured Party in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Collateral Agent and the Secured Parties the due and punctual payment and performance of all Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, either of the Borrowers shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Collateral Agent for and on behalf of itself and the Secured Parties.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Collateral Agent and the Secured Parties from and against any and all losses, costs and expenses which they may suffer in any way as a result of the occurrence of any event or circumstance which is, or is expressed to be, a Default or Event of Default under a Senior Credit Document, or any Senior Credit Document becoming for any reason whatsoever in whole or in part:

(a) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Collateral Agent or the Secured Parties in accordance with its terms, or

(b) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by any Borrower but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by the Collateral Agent or any Secured Party as a result of any Proceedings of or affecting either of the Borrowers, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. The Collateral Agent or any Secured Party may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under a Senior Credit Document, the Guarantor shall, on demand by or on behalf of the Collateral Agent, forthwith pay to the Collateral Agent, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Collateral Agent shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against either of the Borrowers or any other Person or any Security Interest held by it or any Secured Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Borrowers to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Borrowers to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Collateral Agent hereunder shall be received in trust for the Collateral Agent and the Secured Parties and forthwith upon receipt shall be paid over to the Collateral Agent, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Collateral Agent or any Secured Party or be otherwise entitled to claim the benefit of any Security Interest now or hereafter held by the Collateral Agent or any Secured Party in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Collateral Agent and the Secured Parties have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Collateral Agent and the Secured Parties and shall forthwith be paid to the Collateral Agent to be credited and applied to the amounts due or to become due with respect to the Senior Credit Documents, whether matured or unmatured.

3.4 Enforcement Through Collateral Agent

The Guarantor acknowledges and agrees that the rights of any of the Secured Parties hereunder may be exercised in whole or in part by the Collateral Agent on behalf of such Secured Parties.

ARTICLE 4
PROTECTION OF COLLATERAL AGENT AND THE SECURED PARTIES

4.1 Defects in Creation of Guaranteed Obligations

None of the Collateral Agent or the Secured Parties shall be concerned to see or inquire into the capacity and powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Borrowers in favour of the Collateral Agent and the Secured Parties shall be deemed to form part of the Guaranteed Obligations even though the Borrowers may not be legal entities or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf and notwithstanding that the Collateral Agent or the Secured Parties have specific notice of the capacity and powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a) any amalgamation, merger, consolidation or reorganization of either of the Borrowers or the Guarantor or any continuation of either of the Borrowers or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(b) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of either of the Borrowers or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of either of the Borrowers or the Guarantor becomes the property of any other Person;

(c) any lack of validity, enforceability or value of any Senior Credit Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

(d) any change in the time, manner or place of payment of, or in any other term of any Senior Credit Document or any amendment or waiver thereof, or any consent to departure from any Senior Credit Document;

(e) any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Senior Credit Document;

(f) any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of either of the Borrowers or the Guarantor;

(g) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of either of the Borrowers or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(h) any amendment or modification of or supplement to or other change in any Senior Credit Document;

(i) any failure, omission or delay on the part of any Person to conform or comply with any term of any Senior Credit Document;

(j) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof or which shall delay, interfere with, hinder or prevent, or in any way adversely affect, the performance by either of the Borrowers or the Guarantor in its respective obligations under or in respect of the Senior Credit Documents or this Guarantee;

(k) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of any Borrower to keep and perform any obligation, covenant or agreement under the terms of the Senior Credit Documents or this Guarantee;

(l) any attachment, claim, demand, charge, lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments,

expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against either of the Borrowers or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by either of the Borrowers or the Guarantor, or against any sums payable in respect of the Senior Security Documents or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(m) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, either of the Borrowers or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failures or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under any Senior Credit Document and that notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Default and Event of Default. If (i) an event permitting the exercise of remedies under any Senior Credit Document, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Senior Credit Document, as the case may be, shall at any time be prevented by reason of the pendency against either of the Borrowers of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such Senior Credit Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Collateral Agent and the Secured Parties

The Collateral Agent and the Secured Parties may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Senior Credit Document or any other agreement relating to any of the foregoing or, in whole or in part

demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b) enforce or take action under or abstain from enforcing or taking action under any Senior Credit Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(c) receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing either of the Borrowers or other Persons to deal with all or any part of such undertaking, property and assets;

(d) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to either of the Borrowers or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with either of the Borrowers or any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(f) in whole or in part prove or abstain from proving any claim of the Collateral Agent or the Secured Parties in any Proceedings of or affecting either or both of the Borrowers or any other Person; and

(g) agree with the Borrowers, any other guarantor or any other Person to do anything described in paragraphs (i) to (vii) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Collateral Agent or any Secured Parties or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. None of the Collateral Agent or any Secured Party nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof or any Security Interest for the Guaranteed Obligations or the Indemnified Amounts or any part thereof including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Senior Credit Documents and all guarantees and other documents referred to in the Collateral Agency Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Collateral Agent and the Secured Parties (including, without limitation, the fees and expenses of counsel for the Collateral Agent and the Secured Parties on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Collateral Agent or any Secured Party in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Collateral Agent or the Secured Parties of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Collateral Agent or any Secured Party permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Security

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(a) any Security Interest or guarantee now or hereafter held by the Collateral Agent or any Secured Party, and

(b) the endorsement by the Guarantor of any notes or other documents,

and rights of the Collateral Agent and the Secured Parties under this Guarantee shall not be merged in any such other Security Interest, guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Secured Parties except to the extent permitted under all of the Senior Credit Documents in effect at such time.

5.6 Communication

Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section 5.6. Demands, notices and other communications shall be addressed as follows:

(a) **Collateral Agent:**		(b) **Guarantor:**	
Royal Bank of Canada		◊	
11th Floor, Bankers Hall West		◊	
888 – 3rd Street S.W.		◊	
Calgary, Alberta T2P 5C5		◊	
Attention:	Senior Manager	Attention:	◊
Fax:	(403) 292-3890	Fax:	(◊) ◊

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its partners and their respective successors and permitted assigns and enure to the benefit of the Collateral Agent, the Secured Parties and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Taxes

If any payment made by the Guarantor to the Collateral Agent or any Secured Party becomes subject to any withholding or deduction with respect to Taxes, the Guarantor shall also duly and punctually pay to the Collateral Agent or such Secured Party such additional amount (if any) as would have been payable by the applicable Borrower or Borrowers under the applicable Senior Credit Documents as a result of such withholding or deduction if such payment were being made by such Borrower or Borrowers, and for such purposes such additional amount shall be determined as if the applicable withholding tax provisions from the applicable Senior Credit Documents were incorporated herein <u>mutatis</u> <u>mutandis</u>. In any such circumstance, the Guarantor

shall also promptly remit to the Collateral Agent the relevant official receipts or other evidence satisfactory to the Collateral Agent evidencing payment to the appropriate taxing authority of each such Tax by the Guarantor on behalf of the Collateral Agent or such Secured Party.

5.11 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the applicable Borrower is required to pay such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Collateral Agent in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which the Collateral Agent is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which the Collateral Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save the Collateral Agent and the Secured Parties harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Collateral Agent or the Secured Parties and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

IN WITNESS WHEREOF the parties hereto have executed this Guarantee as of the day and year first above written.

<>

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

ROYAL BANK OF CANADA,
as Collateral Agent

Per: ______________________________
<>

EXHIBIT 2.5

FORM OF SUBORDINATION AGREEMENT

SUBORDINATION AGREEMENT

This Agreement dated as of _____,

AMONG:

•, a **[corporation]** • under the law of • (referred to herein as the "**Subordinated Party**")

- and -

KEYSPAN ENERGY CANADA PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta ("**KECP**")

- and -

KEYSPAN ENERGY FACILITIES LIMITED, a corporation formed under the laws of the Province of Alberta ("**KEFL**")

(each of KECP and KEFL are collectively referred to herein as the "**Borrowers**")

- and -

ROYAL BANK OF CANADA, in its capacity as Collateral Agent for and on behalf of itself and the Secured Parties (the "**Collateral Agent**")

WHEREAS:

A. The Borrowers are indebted to the Secured Parties under the Credit Agreement, the Senior Notes and the other Senior Credit Documents.

B. It is a condition precedent of the Secured Parties continuing to provide advances to the Borrowers under the Credit Documents that the Subordinated Party agrees to postpone and subordinate, in favour of the Secured Parties and the Collateral Agent, the Subordinated Obligations and all rights of the Subordinated Party with respect thereto, all on the terms and subject to the conditions herein contained, and the Subordinated Party has agreed to do so.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1. **Definitions**

In this Agreement, unless the context otherwise requires, terms defined in the identification of the parties, the recitals and the body hereof shall have those meanings, and the following terms shall have the following meanings:

"**Agreement**" means this subordination agreement, as amended, supplemented, restated or replaced from time to time;

"**Capital Distribution**" by a Person means:

(a) any declaration or payment by the Person of any dividend or other distribution on or in respect of any of the share capital of or partnership interests in such Person;

(b) any payment by the Person in respect of the redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of any Voting Shares or any share or equity rights in or in relation to its capital or equity;

(c) any payment by the Person of any amount of principal, interest or other amounts in respect of any loan or other indebtedness which is owed to any of its Affiliates;

(d) any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a holder of Voting Shares in respect of the Person or an Affiliate of such holder **[in KECC and KCML Subordination Agreements, insert following proviso ", but excluding any payment pursuant to the indemnity and reimbursement obligations for employee remuneration and third party expenses incurred in the ordinary course of business in favour of the Subordinated Party pursuant to either the Administration Agreement dated as of May 30, 2003 among KECP, KeySpan Facilities Income Fund, KeySpan Facilities Commercial Trust, KeySpan Facilities Limited Partnership and KeySpan Canada Management Ltd. or the Administrative (Employee) Services Agreement entered into on May 30, 2003 among KeySpan Energy Canada Company, KECP and KeySpan Canada Management Ltd."]**; or

(e) the transfer by such Person of any property or assets for consideration of less than its or their fair market value to any of its Affiliates.

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement made as of August 26, 2003 among, KECP, KEFL, as borrowers, Royal Bank of Canada as Operating Lender, Royal Bank of Canada, as agent for the lenders under the Credit Agreement, the Senior Noteholders party thereto, and Royal Bank of Canada, as collateral agent, as the same may be modified, amended, supplemented, restated and replaced from time to time;

"**Credit Agreement**" means the credit agreement dated as of May 30, 2003 among KECP and KEFL, as borrowers, certain Secured Parties and the agent and the Collateral Agent, as amended, supplemented, restated or replaced from time to time;

"**Default**" means the occurrence and continuance of either (a) a Default or an Event of Default under and as defined in any of the Senior Credit Documents or (b) a default or event of default under any agreement or instrument governing the Subordinated Obligations; and

"**Subordinated Obligations**" means any right or entitlement the Subordinated Party has to receive Capital Distributions from the Loan Parties and any and all present and future indebtedness, liabilities and obligations of the Borrowers and the Loan Parties to the Subordinated Party.

Capitalized terms used in this Agreement and not otherwise defined herein shall have the same meanings as are attributed to such terms from time to time in the Collateral Agency Agreement.

2. **Headings**

The division of this Agreement into articles, sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

3. **Interpretation**

In this Agreement:

(a) the terms "hereof", "herein", "hereunder" and similar expressions refer, unless otherwise specified, to this Agreement taken as a whole and not to any particular article, section or subsection;

(b) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(c) all references to particular articles, sections or subsections refer, unless otherwise specified, to articles, sections or subsections of this Agreement, as the case may be; and

(d) words and terms denoting inclusiveness, whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

4. **General Postponement and Subordination**

Except for payments expressly permitted by Section 7 of this Agreement,

(a) the Subordinated Obligations shall be and are hereby expressly postponed and made fully subordinate in right of payment to the prior payment in full of the Senior Obligations, and the Subordinated Party shall not accept any payment, prepayment, repayment or other distribution or satisfaction of or with respect to all or any portion of the Subordinated Obligations (in each case, whether in cash, property, securities or otherwise) prior to the full and final payment of the Senior Obligations; and

(b) any and all claims arising in respect of the Subordinated Obligations shall be subordinate and rank subsequent to the Security Interests created by the Senior Security Documents.

Subject to Section 7 hereof, the foregoing postponement and subordination of the Subordinated Obligations shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Secured Parties and the postponement and subordination of the Subordinated Obligations pursuant hereto shall not be affected by: (i) the time, sequence or order of creating, granting, executing, delivering or registering or failing to register any security notice, caveat, financing statement or other notice in respect of the Senior Security Documents or any Subordinated Obligation; (ii) subject to Section 7, the date of any payments made to the Subordinated Party under or in respect of the Subordinated Obligations, (iii) the time or sequence of giving any notice or the making of any demand in respect of the Senior Obligations, the Senior Security Documents or the Subordinated Obligations or the attachment, perfection or crystallization of the security constituted by the Senior Security Documents; (iv) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security Documents or the Subordinated Obligations, (v) the date of obtaining any judgment or the order of any bankruptcy court or any court administering bankruptcy, insolvency, receivership or similar proceedings as to the entitlement of either the Secured Parties or the Subordinated Party to any money or property of the Borrowers or any Loan Party, (vi) the giving or failing to give any notice, or the sequence of giving any notice to the Borrowers, any Loan Party, the Subordinated Party or any other person; (vii) the failure to exercise any power or remedy reserved to the Collateral Agent and the Secured Parties under the Senior Security Documents or to insist upon a strict compliance with any of the terms thereof; (viii) any priority that would (but for this Agreement) be granted to the Subordinated Party or the Subordinated Obligations by any applicable principle of law or equity; and (ix) the failure by the applicable Loan Party to comply with any of the terms or conditions of the Subordinated Obligations.

5. **Priority of Senior Obligations on Enforcement or Insolvency**

In the event of any dissolution, winding up, liquidation, readjustment, reorganization, bankruptcy, insolvency, receivership, creditor enforcement, realization or other similar creditor proceedings relating to the Borrowers or any Loan Party, or any of its or their respective property, assets or undertaking (whether voluntary or involuntary, partial or complete), or any other marshalling of the assets and liabilities of the Borrowers or any Loan Party, or (subject to obtaining the prior written consent of the Collateral Agent) any sale of all or substantially all of the assets of the Borrowers or any Loan Party, the Senior Obligations shall first be paid in full before the Subordinated Party shall be entitled to receive or retain any payment or Capital Distribution in respect of the Subordinated Obligations. In order to implement the foregoing:

(a) in the course of realization of the Senior Security Documents, the Collateral Agent, the Secured Parties and/or a receiver or receiver-manager of all or part of the property, assets or undertaking of the Borrowers or any Loan Party or any other enforcement Collateral Agent may sell, mortgage or otherwise dispose of the property, assets or undertaking of the Borrowers or any Loan Party in whole or in part in accordance with the provisions of the Senior Security Documents, free and clear of the Subordinated Obligations and without the approval of the

Subordinated Party or any requirement to account to the Subordinated Party until after the full and final payment of all of the Senior Obligations. With respect to any such disposition of the property, assets or undertaking of the Borrowers or any Loan Party, each of the Subordinated Party and the Borrowers shall execute and deliver all such documents and instruments as may be requested by the Collateral Agent in connection therewith to give effect to such disposition of assets free and clear of the Subordinated Obligations, including quit claims and all such other documents and instruments as may be requested by the Collateral Agent from time to time confirming that the Subordinated Obligations as they pertain to the assets disposed of, or being disposed of, have terminated and that such assets are no longer subject to the Subordinated Obligations; and

(b) all Capital Distributions or other payments of any kind or character (whether in cash, securities or other property) in respect of the Subordinated Obligations to which the Subordinated Party would be entitled if the Subordinated Obligations were not subordinated pursuant to this Agreement shall be paid and delivered directly to the Collateral Agent for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or repayment of, the Senior Obligations.

6. **Receipt of Payments, Proceeds and Assets in Trust**

If the Collateral Agent gives the Subordinated Party written notice that a Default has occurred and is continuing, any Capital Distribution or other payment from the Borrowers or any Loan Party received by the Subordinated Party in respect of the Subordinated Obligations after receipt of such notice shall be received and held in trust by the Subordinated Party for the exclusive benefit of the Secured Parties and shall be forthwith paid or delivered to the Collateral Agent for the benefit of the Secured Parties. Notwithstanding any provision in this Agreement, the Subordinated Party shall have no liability or obligation in connection with any Capital Distribution or other payment which it has received before receipt of such notice and no longer retains, provided that none of the Subordinated Party or any Person responsible for the management or administration of all or any part of the affairs of the Subordinated Party or any officer or director of the Subordinated Party or any such Person knew or ought reasonably to have known that a Default had occurred and was continuing at the time it received or ceased to retain the Capital Distribution.

7. **Permitted Payments**

The Borrowers and the Loan Parties shall be entitled to pay, and the Subordinated Party shall be entitled from time to time to receive, directly or indirectly, a Capital Distribution on account of the Subordinated Obligations in accordance with the terms of the Subordinated Obligations if and only if no Default shall have occurred and be continuing or will occur as a result of such Capital Distribution.

8. **Prohibited Payments**

Without limiting the generality of Sections 4, 5 and 6 above, the Subordinated Party acknowledges, covenants and agrees that, after the occurrence and during the continuance of a Default, none of the Borrowers or any Loan Party shall be entitled to make any Capital Distribution or other payment to the Subordinated Party and the Subordinated Party shall not be entitled to receive any Capital Distribution or other such payment of or with respect to any Subordinated Obligation, without the prior written consent of the Collateral Agent on behalf of the Secured Parties.

Any payments received by a Subordinated Party in contravention of this Section 8 shall be forthwith paid to the Collateral Agent for the benefit of the Secured Parties. For greater certainty, nothing in this Agreement shall be interpreted as permitting or authorizing or entitling (i) the Subordinated Party to receive any payment of or with respect to any of the Subordinated Obligations after the occurrence and during the continuance of a Default, or (ii) the Borrowers or any Loan Party to make any payment of or with respect to any of the Subordinated Obligations which is prohibited under this Agreement or any other Senior Credit Document.

9. **Restriction on Subrogation**

The Subordinated Party shall not exercise any rights which it may acquire by way of subrogation or contribution under this Agreement as a result of any payment made hereunder or otherwise until this Agreement has ceased to be effective in accordance with Section 15(a). If any amount is paid to the Subordinated Party on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 15(a), such amount shall be held in trust by the Subordinated Party for the benefit of the Secured Parties and shall be forthwith paid to the Collateral Agent for the benefit of the Secured Parties.

10. **Restricted Dealings by Subordinated Party with the Borrowers and Others**

Except with the prior written consent of the Collateral Agent on behalf of all Secured Parties, the Subordinated Party shall not take any collateral security for all or any portion of the Subordinated Obligations.

11. **Collateral Agent and Secured Parties Not Bound by Restrictions**

Each of the Borrowers and the Subordinated Party hereby acknowledge, covenant and agree that the liabilities and obligations of the Borrowers and the other Loan Parties to the Collateral Agent and the Secured Parties under or in respect of the Senior Obligations and the Senior Security Documents shall not be impaired, affected, reduced or limited by any failure by the Borrowers to comply with any restrictions on borrowing or granting security under the terms of any Subordinated Obligations, regardless of any knowledge thereof which the Collateral Agent or any Secured Party may have or be deemed to have or with which the Collateral Agent or the Secured Parties may be charged. Nothing contained in this Agreement or any other agreement or instrument relating to the Subordinated Obligations is intended to or shall prevent the Collateral Agent and the Secured Parties from exercising at any time and from time to time all rights and remedies under or in respect of the Senior Security Documents and the Senior Obligations.

12. **Dealings by the Collateral Agent and Secured Parties with the Borrowers**

Notwithstanding anything in this Agreement, the Subordinated Party acknowledges that the Collateral Agent and the Secured Parties shall be entitled to:

(a) lend monies or otherwise extend credit or accommodations to the Borrowers as part of the Senior Obligations;

(b) change, amend, waive, or depart from any term of any Senior Credit Document or any Senior Security Document, including without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of the Borrowers under any such documents;

(c) take any additional security from the Borrowers or any Loan Party;

(d) grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Borrowers, any Loan Party and any other person in respect of the Senior Obligations;

(e) waive timely and strict compliance with or refrain from exercising any rights under or relating to the Senior Obligations;

(f) accept or make any compositions, arrangements, plans of reorganization or compromises with the Borrowers, any Loan Party or any other person as the Secured Parties (or any of them) may deem appropriate in connection with the Senior Obligations;

(g) change, whether by addition, substitution, renewal, succession, assignment, grant of participation, transfer or otherwise, any of the Secured Parties (including the Collateral Agent);

(h) acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security interests relating to any Senior Security Documents, or allow the Borrowers, any Loan Party or any other person to deal with the property which is subject to such security interests, all as the Secured Parties may deem appropriate; and

(i) abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security interests for any Senior Obligations; and no loss in respect of any of the security interests received or held for and on behalf of the Secured Parties, whether occasioned by fault, omission or negligence of any kind (whether of the Collateral Agent or the Secured Parties or otherwise), shall in any way limit or impair the rights of the Secured Parties or the obligations of the Subordinated Party under this Agreement,

all of which may be done without notice to or consent of the Subordinated Party and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Party hereunder or any rights of the Secured Parties hereunder.

13. **Enforcement of Subordinated Obligations**

If the Subordinated Party shall become entitled to enforce any rights or remedies against the Borrowers or any Loan Party (including the right to accelerate the maturity of the Subordinated Obligations and to enforce the collection thereof) or any of their respective assets by reason of any default under any agreement or instrument relating to the Subordinated Obligations, the Subordinated Party shall promptly provide the Collateral Agent with written notice of any such default together with reasonable particulars thereof and the Subordinated Party shall not enforce any such rights or remedies prior to the full and final payment of the Senior Obligations. The Borrowers agree, for the benefit of the Collateral Agent and the Secured Parties, that in the event that any Subordinated Obligation is declared due and payable before its expressed maturity because of the occurrence of a Default with respect thereto: (1) the Borrowers will give prompt notice in writing of such happening to the Collateral Agent; and (2) all Senior Obligations shall forthwith become immediately due and payable upon demand, regardless of the expressed maturity thereof; and (3) the Subordinated Party shall not be entitled to receive any payment or distribution until all Senior Obligations shall have been indefeasibly paid in full in cash.

14. **Representations and Warranties**

Each of the Subordinated Party and the Borrowers hereby represents and warrants to the Collateral Agent and the Secured Parties that this Agreement constitutes a valid and legally binding obligation, enforceable against each of the Subordinated Party and the Borrowers in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are available in the discretion of the court from which they are sought and general equitable principles.

15. **Continuing Subordination**

This Agreement shall create a continuing subordination and shall:

(a) remain in full force and effect until the Secured Parties have received full and final payment of the amount of the Senior Obligations, and the Senior Credit Documents to which any of the Secured Parties is a party have terminated in accordance with the terms thereof;

(b) be binding upon the Subordinated Party and the Borrowers and their respective successors and assigns (including any successor by reason of amalgamation); and

(c) enure, together with the rights and remedies of the Collateral Agent and the Secured Parties hereunder, to the benefit of and be enforceable by the Collateral Agent and the Secured Parties and their respective successors and assigns.

16. **Acknowledgement of Documentation**

The Subordinated Party hereby acknowledges that it has reviewed a copy of the terms of the Senior Credit Documents and the Senior Security Documents as currently in effect. The Subordinated Party hereby waives any entitlement they may have to receive copies of all amendments, modifications, supplements or restatements to any of the aforementioned documents (including the Senior Credit Documents) and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Obligations may arise or are guaranteed or secured. The Secured Parties shall have no obligation to ensure such receipt nor shall lack of receipt in any way affect the nature of the subordination and postponement of the Subordinated Obligations and the Subordinated Party's obligations hereunder in respect of the Senior Obligations thereby created or arising.

17. **Other Rights Not Affected**

The postponement and subordination provided for in this Agreement is in addition to and not in substitution for or limitation of any other agreement, right or other security by whomsoever given or at any time held by or for the benefit of the Collateral Agent and the Secured Parties in respect of the Senior Obligations, and nothing in this Agreement shall limit or prejudice any of the contractual, common law or other rights of the Collateral Agent and the Secured Parties or the contractual, common law or other priority of the Senior Obligations insofar as such rights or priority arises or exists outside of this Agreement.

18. **Additional Covenants**

(a) **[The Administrator, in its capacity as Administrator of the Fund, CT and LP, and not in its personal capacity, hereby acknowledges the subordination and postponement of the Subordinated Obligations to the Senior Obligations herein provided, and agrees that it shall not participate in any breach or violation of this Agreement.] [Insert if Fund, CT or LP is Subordinated Party.]**

(b) The Subordinated Party shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Obligations or the Senior Security Documents, nor shall the Subordinated Party at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

(c) The Subordinated Party shall not at any time initiate a proceeding for bankruptcy or other similar proceeding relative to the Borrowers or any Loan Party.

19. **Notices**

All notices and other communications required or permitted hereunder shall be in writing and may be served (i) by delivering them to the recipient at the address for notice set forth below, provided that such delivery shall be during normal business hours of the recipient and shall be deemed received by the recipient once actually delivered as aforesaid, or (ii) by

telecopier, or any other like method by which a written and recorded message may be sent, directed to the recipient at its telecopy number for notices set forth below, provided that such notices shall be deemed received by the recipient when actually received if sent within normal working hours of a business day of the recipient, or otherwise at the commencement of the next ensuing business day following transmission thereof, whichever is earlier, and (iii) as follows:

If to the Collateral Agent:

Royal Bank of Canada
Suite 1100 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Senior Manager
Facsimile: (403) 292-3234

If to the Subordinated Party or the Borrowers:

1700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: <>
Facsimile: (403) <>

20. **Amendments and Waivers**

(a) No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Collateral Agent (on behalf of the Secured Parties), the Subordinated Party and, solely if the obligations of the Borrowers hereunder are affected, the Borrowers.

(b) No failure on the part of the Secured Parties to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Any waiver of any provision of this Agreement or consent to any departure by any party therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way be or be construed as a waiver of any future requirement.

21. **Assignment by Secured Parties and Subordinated Party**

Each of the Subordinated Party and the Borrowers acknowledges and agrees that each of the Secured Parties shall have the right to assign, sell, participate or otherwise transfer all or any portion of their respective rights and benefits under this Agreement in connection with any

assignment, sale, participation or other transfer of all or the corresponding portion of its rights and benefits under the Senior Credit Documents. The Subordinated Party shall not sell, assign, pledge, encumber or otherwise dispose of any of its Subordinated Obligations unless such sale, assignment, pledge, encumbrance or disposition is made expressly subject to the terms of this Agreement.

22. **Acknowledgement [NTD: To be inserted if Fund, CT or LP is Subordinated Party]**

The parties hereto acknowledge that the Administrator is entering into this Agreement in its capacity as authorized administrator on behalf of the **[Fund, CT or LP]** and as managing general partner of KECP and the obligations of the Subordinated Party hereunder shall not be personally binding upon the Administrator or any registered or beneficial holder of units of the Fund and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of the Subordinated Party arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any. Nothing in this Section 22 shall restrict or limit the liability or obligations of the Administrator in its own capacity when acting other than as Administrator of the **[Fund, CT or LP]** or other than as managing general partner of KECP.

23. **Enurement**

This Agreement shall enure to the benefit of the Collateral Agent and the Secured Parties and their respective successors and assigns, and be binding upon the Subordinated Party and the Borrowers and their respective successors and permitted assigns (including their successors by reason of amalgamation).

24. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be treated in all respects as an Alberta contract. Each of the Subordinated Party and the Borrowers irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the Secured Parties to take proceedings in any other jurisdiction.

25. **Severability**

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

26. **Time of Essence**

Time shall be of the essence of this Agreement.

27. **Further Assurances**

Each of the Subordinated Party and the Borrowers shall, at the request of the Collateral Agent but at the expense of the Borrowers, as applicable, from time to time do or cause to be done all such further acts and things and execute and deliver all such further documents as the Collateral Agent on behalf of the Secured Parties may reasonably require in order to give effect to and carry out the terms of this Agreement. The Subordinated Party undertakes and agrees for the benefit of the Collateral Agent and the Secured Parties to execute, verify, deliver and file any proofs of claim within 30 days before the expiration of the time to file the same which the Collateral Agent may at any time require in order to prove and realize upon any rights or claims pertaining to the Subordinated Obligations and to effectuate the full benefit of the subordination contained herein; and upon failure of the Subordinated Party so to do, the Collateral Agent shall be deemed to be irrevocably appointed the agent and attorney-in-fact of the Subordinated Party to execute, verify, deliver and file any such proofs of claim.

[**28. Amendment and Restatement**

This Agreement amends and restates the Subordination Agreement dated as of May 30, 2003 among the parties hereto.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized representatives.

[NAME OF SUBORDINATED PARTY]	**ROYAL BANK OF CANADA,** as Collateral Agent
Per: __________________	Per: __________________
Per: __________________	Per: __________________
KEYSPAN ENERGY CANADA PARTNERSHIP, by its managing general partner, KEYSPAN CANADA MANAGEMENT LTD.	**KEYSPAN ENERGY FACILITIES LIMITED**
Per: __________________	Per: __________________
Per: __________________	Per: __________________

EXHIBIT 4.4(a)

FORM OF OPINION OF CANADIAN COUNSEL TO THE ISSUERS

EXHIBIT 4.4(b)

FORM OF OPINION OF SPECIAL UNITED STATES COUNSEL TO THE PURCHASERS

1. The offer and sale of the Notes by the Company to the Purchasers in the manner contemplated by the Note Agreement is exempt from the registration requirements of the *United States Securities Act of 1933*, as amended, by virtue of the exemption from the registration requirements of that Act provided under its Section 4(2).

2. The qualification of an indenture under the *United States Trust Indenture Act of 1939*, as amended, is not required for the offer and sale of the Notes in the manner contemplated by the Note Agreement.

3. The offer, issuance, sale and delivery of the Notes and the performance by the applicable Obligors of its obligations under the Note Agreement and the Parent Guarantee do not violate Covered Law.

4. Assuming the proceeds from the issuance and sale of the Notes are applied as contemplated by Section 5.14 of the Note Agreement, neither the issuance of the Notes by the Borrower nor the application of the proceeds of the Notes in accordance with the Note Agreement violate Regulation T, U or X of the Board of Governors of the Federal Reserve System of the United States. For purposes of the opinion in this paragraph 4 as it relates to Regulation T of the Board of Governors of the Federal Reserve System, we have assumed that none of the Purchasers is a "Creditor" (as defined in Section 220.2 of Regulation T of the Board of Governors of the Federal Reserve System).

5. No approvals are required to be obtained under Covered Law from any United States governmental authority or agency in connection with the offer, issuance, sale and delivery of the Notes and the performance by the applicable Obligors of the Note Agreement.

6. None of the Obligors is required to be registered as an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

7. None of the Obligors is a "holding company", an "affiliate" of a "holding company" or a "subsidiary company" within the meaning of the United States Public Utility Holding Corporation Act of 1935, as amended.

EXHIBIT 4.4(c)
FORM OF OPINION OF SPECIAL CANADIAN COUNSEL
FOR THE PURCHASERS

KEYSPAN ENERGY CANADA PARTNERSHIP

AND

KEYSPAN ENERGY FACILITIES LIMITED

Cdn. $90,000,000
5.23% SERIES A SENIOR SECURED NOTES DUE OCTOBER 1, 2009

NOTE PURCHASE AGREEMENT

Dated as of September 30, 2004

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KeySpan Energy Canada Partnership
600 SunLife Plaza, West Tower
144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

KeySpan Energy Facilities Limited
600 SunLife Plaza, West Tower
144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

As of September 30, 2004

TO: EACH OF THE PURCHASERS
LISTED IN THE ATTACHED SCHEDULE A

Ladies and Gentlemen:

Re: Cdn. $90,000,000 5.23% Series A Senior Secured Notes due October 1, 2009

Each of KeySpan Energy Facilities Limited, an Alberta corporation (the "**Corporation**") and KeySpan Energy Canada Partnership, an Alberta general partnership (the "**Partnership**") (the Corporation and the Partnership are collectively referred to herein as the "**Issuers**" and individually as an "**Issuer**"), agrees with the purchasers named in Schedule A attached hereto and each purchaser of Notes under a Supplement (collectively, the "**Purchasers**") as follows, with capitalized terms used in this Agreement having the meanings specified in Schedule B.

1. AUTHORIZATION OF NOTES

1.1 Authorization of Issuance of Corporation's Notes

The Corporation will authorize the issue and sale of Cdn. $90,000,000 aggregate principal amount of its 5.23% Series A Senior Secured Notes due October 1, 2009 (the "**Series A Notes**") (collectively, together with each series of Additional Notes which may from time to time be issued by the Corporation pursuant to the provisions of Section 2.6, the "**U.S. Notes**", such term to include any notes issued in substitution therefor pursuant to Section 14 of this Agreement). The Series A Notes issued on Closing shall be substantially in the form set out in Exhibit 1.1A, with such changes therefrom, if any, as may be approved by the applicable Purchasers and the Corporation.

1.2 Future Issuance of Partnership's Notes

The Partnership may in the future authorize the issue and sale of Canadian Dollar Senior Secured Notes (the first series of such Notes to be called "**Series 1 Notes**") (collectively, together with each series of Additional Notes which may from time to time thereafter be issued by the Partnership pursuant to the provisions of Section 2.6, the "**Canadian Notes**"), such term to include any notes issued in substitution therefor pursuant to Section 14 of this Agreement).

2. SALE AND PURCHASE OF NOTES; GUARANTEES; SUBORDINATIONS

2.1 Sale and Purchase of Notes

Subject to the terms and conditions of this Agreement, the Corporation agrees to issue and sell to the applicable Purchasers, and each Purchaser agrees to purchase from the Corporation, at the Closing provided for in Section 3, Series A Notes in the respective aggregate principal amount specified opposite such Purchaser's name in Schedule A at a purchase price equal to 100% of the principal amount thereof. The obligations of each Purchaser hereunder are several and not joint obligations, and no Purchaser shall have any obligation hereunder, nor any liability to any Person, for the performance or non-performance by any other Purchaser hereunder. The Series A Notes and each other series of Notes that may be issued under this Agreement after Closing are each herein sometimes referred to as Notes of a "**series**".

2.2 Guarantees

(a) Payment by the Corporation of all amounts due under, and the performance by the Corporation of its obligations in respect of, the U.S. Notes and the other Note Documents shall be absolutely and unconditionally guaranteed by the Partnership pursuant to a Guarantee Agreement substantially in the form attached to this Agreement as Exhibit 2.2(a) (the "**Partnership Guarantee**") in favour of the holders of the U.S. Notes.

(b) Upon the issuance of Additional Notes by the Partnership pursuant to Section 2.6, payment by the Partnership of all amounts due under, and the performance by the Partnership of its obligations in respect of, the Canadian Notes issued by it and the other Note Documents shall be absolutely and unconditionally guaranteed by the Corporation pursuant to a Guarantee Agreement substantially in the form attached to this Agreement as Exhibit 2.2(b) (the "**Corporation Guarantee**") in favour of the holders of Canadian Notes.

(c) Payment by the Issuers of all amounts due under, and the performance by the Issuers of their respective obligations in respect of, the Notes and the other Note Documents shall be absolutely and unconditionally guaranteed by each Subsidiary that provides a guarantee pursuant to Section 9.8 (each a "**Subsidiary Guarantor**" and collectively the "**Subsidiary Guarantors**") pursuant to a Guarantee Agreement substantially in the form attached to this Agreement as Exhibit 2.2(c) (a "**Subsidiary Guarantee**") in favour of the holders of the Notes.

2.3 Senior Debt Security

Subject to Section 13.10, the Notes, the Senior Debt Guarantees and the other Note Documents and the performance by each Issuer Party of its obligations thereunder shall be secured by the Senior Debt Security, such security to be shared on a *pari passu* basis with the lenders under the Bank Facilities, the holders of notes under the Note Agreement (2003) and other Secured Parties as permitted by and in the manner set forth in the Collateral Agency Agreement.

2.4 Collateral Agency Agreement

Each of the Purchasers shall become a party to the Collateral Agency Agreement by executing a Supplement in the form attached as Schedule B to the Collateral Agency Agreement pursuant to which the Purchasers, the lenders under the Bank Facilities, the holders of notes under the Note Agreement (2003) and other Secured Parties agree as to their respective rights under the Senior Debt Security, all upon the terms and conditions set forth in the Collateral Agency Agreement. In connection therewith, each of the Purchasers shall enter into the Representative Appointment Agreement pursuant to which the Noteholders' Representative shall be appointed as the representative of the Purchasers for the purposes of the Collateral Agency Agreement.

2.5 Subordination Agreements

Each of KeySpan Corporation, KEDCO, KPL, KeySpan LP, the Commercial Trust, the Fund, KECC, EnerPro, the Managing Partner and any other Person who hereafter becomes a partner in the Partnership have entered into or shall enter into separate and several Subordination Agreements substantially in the form attached to this Agreement as Exhibit 2.5 (individually, a "**Subordination Agreement**" and, collectively, the "**Subordination Agreements**") pursuant to which each will subordinate its respective right to receive payments of Debt, interest accrued thereon and premium, if any, capital distributions and all other sums which may from time to time be due and owing to it from any Issuer Group Entity prior to the payment in full in cash of all Senior Debt, all upon the terms and conditions set forth in the Subordination Agreements.

2.6 Additional Series of Notes.

Each of the Corporation and the Partnership may, from time to time, in its sole discretion, but subject to the terms hereof, issue and sell one or more additional series of its senior secured notes under the provisions of this Agreement pursuant to a supplement (a "**Supplement**") substantially in the form of Exhibit 2.6 with such variations, omissions and insertions as are necessary or permitted hereunder. Each additional series of Notes (the "**Additional Notes**") issued pursuant to a Supplement shall be subject to the following conditions and terms:

(a) each series of Additional Notes, when so issued, shall be differentiated from all previous series by sequential alphabetical or numerical designation inscribed thereon;

(b) each series of Additional Notes shall be dated the date of issue, bear interest at such rate or rates, mature on such date or dates, be subject to such mandatory and

optional prepayment on the dates and at the premiums, if any, have such additional or different conditions precedent to closing, such representations and warranties and such additional covenants as shall be specified in the Supplement under which such Additional Notes are issued and upon execution of any such Supplement, this Agreement shall be deemed amended to reflect such additional covenants without further action on the part of the holders of the Notes outstanding under this Agreement; *provided* that any such additional covenants shall inure to the benefit of all holders of Notes so long as any Additional Notes issued pursuant to such Supplement remain outstanding and any such additional covenants shall be in addition to, and shall not impair, diminish or modify in any negative manner any existing covenants contained herein;

(c) the minimum aggregate principal amount of any series of Notes issued under a Supplement shall be Cdn. $10,000,000;

(d) for each series of Additional Notes issued, not more than 25% of the aggregate principal amount thereof shall mature less than five years after the issuance thereof;

(e) each series of Additional Notes shall constitute Debt of the Corporation or the Partnership, as applicable, and shall rank *pari passu* with all other outstanding Notes;

(f) no Additional Notes shall be issued hereunder if at the time of issuance thereof and after giving effect to the application of the proceeds thereof, any Default or Event of Default shall have occurred and be continuing; and

(g) no Additional Notes shall be issued hereunder which would be subject to any Taxes with respect to which the Corporation or the Partnership, as applicable, does not have the same obligations to indemnify under Section 23 as the Corporation or the Partnership, as applicable, has with respect to the Notes as of the date of Closing.

3. CLOSING

3.1 Closing of Sale of Series A Notes

The sale and purchase of the Series A Notes to be purchased by each Purchaser shall occur at the offices of Macleod Dixon LLP, 3700, 400 Third Avenue S.W., Calgary, Alberta at 10:00a.m., Mountain time, at a closing (the "**Closing**") on September 30, 2004. At the Closing, the Corporation will deliver to each Purchaser the Series A Notes to be purchased by such Purchaser in the form of a single U.S. Note (or such greater number of U.S. Notes in denominations of at least Cdn. $200,000 as each Purchaser may request) dated the date of the Closing and registered in such Purchaser's name (or in the name of its nominee), against delivery by each Purchaser to the Corporation or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Corporation as follows:

TD Bank, Toronto, Ontario (Correspondent Bank)

SWIFT Code TDOMCATTTOR

for further credit to:

TD Bank, Main Branch (Beneficiary Bank)
Suite 800, 324-8th Avenue SW
Calgary, Alberta
T2P 2Z2

Transit Number 08060
Account Number 319573

Beneficiary: KeySpan Energy Facilities Limited.

If at the Closing the Corporation shall fail to tender the Series A Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to any Purchaser's satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such non-fulfillment.

3.2 Closing of Sale of Additional Notes

The closing of the sale of Additional Notes shall occur at the time and in the manner specified in the Supplement under which the series of Additional Notes are sold.

4. CONDITIONS TO CLOSING

The obligation of each Purchaser of Series A Notes to purchase and pay for the Series A Notes to be sold to such Purchaser at the Closing is subject to the fulfilment to such Purchaser's satisfaction, prior to or at the Closing, of the following conditions:

4.1 Representations and Warranties

The representations and warranties of each Issuer Group Entity party to the Note Documents shall be correct when made and at the time of the Closing.

4.2 Performance; No Default

Each Issuer Party shall have performed and complied with all agreements and conditions contained in the Note Documents required to be performed or complied with by it prior to or at the Closing and, after giving effect to the issue and sale of the Notes (and the application of the proceeds thereof as contemplated by Section 5.14), no Default or Event of Default shall have occurred and be continuing. No Issuer Group Entity shall have entered into any transaction since the date of the Memorandum that would have been prohibited by Section 10 had such Section applied since that date.

4.3 Compliance Certificates

(a) Each Issuer Party shall have delivered to each Purchaser an Officer's Certificate, dated the date of the Closing, certifying that the conditions specified in Sections 4.1, 4.2 and 4.9 have been fulfilled.

(b) Each Issuer Party shall have delivered to each Purchaser a certificate certifying as to the resolutions attached thereto, incumbency of officers, and other corporate or partnership matters and proceedings relating to the authorization, execution and delivery of the Note Documents, and appending certificates of status relating to each of the Issuer Parties for each jurisdiction in which it carries on material business or owns or leases material property, issued as of a date not more than two days prior to the date of Closing.

4.4 Opinions of Counsel

Each Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the Closing:

(a) from Macleod Dixon LLP, Canadian counsel for the Issuer Parties, substantially in the form of Exhibit 4.4(a) and covering such other matters incident to the transactions contemplated hereby as the Purchasers or their counsel may reasonably request (and the Issuers hereby instruct their counsel to deliver such opinion to each Purchaser);

(b) from Chapman and Cutler LLP, special United States counsel for the Purchasers in connection with the transactions contemplated hereby, substantially in the form set forth in Exhibit 4.4(b) and covering such other matters incident to such transactions as the Purchasers may reasonably request; and

(c) from Blake, Cassels & Graydon LLP, special Canadian counsel for the Purchasers in connection with such transactions, substantially in the form of Exhibit 4.4(c) and covering such other matters incident to such transactions as the Purchasers may reasonably request.

4.5 Purchase Permitted by Applicable Law, etc.

On the date of the Closing, each Purchaser's purchase of Notes shall:

(a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as Section 1405(a)(8) of the *New York Insurance Law*) permitting limited investments by insurance companies without restriction as to the character of the particular investment;

(b) not violate any applicable law or regulation (including Regulation T, U or X of the Board of Governors of the U.S. Federal Reserve System); and

(c) not subject the Purchasers to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof.

If requested by any Purchaser, such Purchaser shall have received on the date of Closing an Officer's Certificate from any Issuer certifying as to such matters of fact as reasonably specified to enable such Purchaser to determine whether such purchase is so permitted.

4.6 Sale of Other Notes

Contemporaneously with the Closing, the Issuers shall sell to the other Purchasers, and the other Purchasers shall purchase, the Notes to be purchased by them at the Closing as specified in Schedule A.

4.7 Payment of Special Counsel Fees

Without limiting the provisions of Section 16.1, the Issuers shall have paid on or before the Closing the reasonable fees and disbursements of the Purchasers' special counsel referred to in Section 4.4 to the extent reflected in a statement of such counsel rendered to the Issuers at least one Business Day prior to the Closing.

4.8 Private Placement Numbers

Private Placement Numbers issued by Standard & Poor's CUSIP Service Bureau (in co-operation with the Securities Valuation Office of the National Association of Insurance Commissioners) shall have been obtained for the Notes.

4.9 Changes in Legal Structure

Neither Issuer shall have changed its jurisdiction of organization or been a party to any amalgamation, plan of arrangement or consolidation, or otherwise changed its legal structure and organization from that set out in Schedule 4.9; and neither Issuer shall have succeeded to all or any substantial part of the liabilities of any other entity at any time following the date of the most recent financial statements referred to in Schedule 5.5, other than the assumption by the Issuers of the liabilities of EnerPro in connection with EnerPro becoming a partner in the Partnership.

4.10 Bank Agreements

The documents establishing the Bank Facilities and the Note Agreement (2003) shall be satisfactory to the Purchasers and their special counsel, and the Purchasers and their special counsel shall have received all such certified copies of such documents as they may reasonably request.

4.11 Note Documents

On the date of the Closing, all Note Documents shall be satisfactory to the Purchasers, shall have been duly executed and delivered by the parties thereto, shall be in full force and

effect and shall constitute the legal, valid and binding obligations of each of the parties thereto, and the Purchasers shall have received originals or copies thereof.

4.12 Security

The Senior Debt Security shall create valid Liens in the Collateral in favour of the Collateral Agent, for the equal and rateable benefit of the Secured Parties (including the Purchasers). The Senior Debt Security shall have been registered, recorded and/or filed for record in such public offices or otherwise maintained in the possession of the appropriate party, as the case may be, as is necessary (and consistent with the requirements of the lenders under the Bank Facilities) to perfect the Collateral Agent's first priority Lien in the Collateral, for the equal and rateable benefit of the Secured Parties (including the Purchasers). The Purchasers shall have received evidence of all such registration, recordation and/or filing of the Senior Debt Security in such public offices. The Purchasers shall have received on or before the date of the Closing all of the Senior Debt Security, with each being satisfactory to each Purchaser and Purchasers' special counsel and (as applicable) duly executed and (also as applicable) sealed, attested, acknowledged, certified, or authenticated.

4.13 Funding Instructions

At least three Business Days prior to the date of the Closing, each Purchaser shall have received written instructions executed by a Responsible Officer of the Corporation directing the manner of the payment of funds and setting forth (a) the name and address of the transferee bank, (b) such transferee bank's ABA number, (c) the account name and number into which the purchase price for the Notes is to be deposited, and (d) the name and telephone number of the account representative responsible for verifying receipt of such funds.

4.14 Proceedings and Documents

All corporate, partnership, legal and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments (including the Constating Documents) incident to such transactions shall be satisfactory to the Purchasers and their special counsel, and the Purchasers and their special counsel shall have received all such counterpart originals or certified or other copies of the Constating Documents, and of all such other documents as they may reasonably request.

4.15 Permitted Senior Notes

All conditions contained in the Bank Facilities and in the Note Agreement (2003), if any, to the issuance of the Notes shall have been satisfied.

4.16 Conditions to Issuance of Additional Notes.

The obligations of the Additional Purchasers to purchase any Additional Notes issued by an Issuer shall be subject to the following conditions precedent, in addition to the conditions specified in the Supplement pursuant to which such Additional Notes may be issued:

(a) **Compliance Certificate.** A Senior Financial Officer of the Corporation or the Partnership, as applicable, shall execute and deliver to each Additional Purchaser and each holder of Notes an Officer's Certificate dated the date of issue of such series of Additional Notes stating that such officer has reviewed the provisions of this Agreement (including any Supplements hereto) and setting forth the information and computations (in sufficient detail) required in order to establish compliance with the requirements of Section 10 on such date;

(b) **Execution and Delivery of Supplement**. The Corporation, the Partnership and each such Additional Purchaser shall execute and deliver a Supplement substantially in the form of Exhibit 2.6 hereto;

(c) **Execution and Delivery of Corporation Guarantee**. If the Partnership is the issuer of the Additional Notes, the Corporation shall, in connection with the first issuance of Canadian Notes by the Partnership, execute and deliver the Corporation Guarantee required by Section 2.2(b);

(d) **Representations of Additional Purchasers.** Each Additional Purchaser shall have confirmed in the Supplement that the representations set forth in Sections 6.1 and 6.2 are true with respect to such Additional Purchaser on and as of the date of issue of the Additional Notes, and each Additional Purchaser shall have become a party to the Collateral Agency Agreement and the Representative Appointment Agreement; and

(e) **Closing Conditions.** The closing conditions set forth in Section 4 shall have been updated and performed as of the date of issuance of each series of Additional Notes with respect to such series of Additional Notes (regardless of whether such closing conditions initially apply only to the Series A Notes).

5. REPRESENTATIONS AND WARRANTIES

Each Issuer represents and warrants to each Purchaser as of the date of this Agreement, and as of the date of Closing, that:

5.1 Organization; Power and Authority

(a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and is validly registered as an extra-provincial or foreign corporation and is in good standing in each jurisdiction in which such registration is required by law, other than those jurisdictions as to which the failure to be so registered or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Corporation has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Note Documents to which it is a party and to perform the provisions hereof and thereof. The Corporation is subject to the relevant commercial law and is generally subject to suit and it does not, nor do any of its properties or revenues, enjoy any right of

immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The execution and delivery of the Note Documents to which the Corporation is a party constitute private and commercial acts rather than governmental or public acts of the Corporation.

(b) The Partnership is a general partnership duly constituted under the laws of its jurisdiction of formation pursuant to the Partnership Agreement, and is registered as such in each jurisdiction in which such registration is required by law, other than those jurisdictions as to which the failure to be so registered could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Partnership has the power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Note Documents to which it is a party, and to perform the provisions hereof and thereof. The Partnership is subject to the relevant commercial law and is generally subject to suit and it is not, nor do any of the properties or revenues of the Partnership, enjoy any right of immunity from any judicial proceedings, including attachment prior to judgment, attachment in aid of execution, execution of the judgment or otherwise. The execution and delivery of the Note Documents to which the Partnership is a party constitute private and commercial acts rather than governmental or public acts of the Partnership.

5.2 Authorization, etc.

The Note Documents have been duly authorized by all necessary corporate and partnership action on the part of the Issuer Party executing the same, and this Agreement constitutes, and upon execution and delivery thereof each other Note Document will constitute, a legal, valid and binding obligation of each Issuer Party party thereto enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3 Disclosure

The Corporation, through its placement agents, RBC Capital Markets and SPP Capital Partners, LLC, has delivered to each Purchaser a copy of a Private Placement Memorandum dated August 2004 (the "**Memorandum**"), relating to the transactions contemplated hereby. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Issuers. The Note Documents, the Memorandum, the documents, certificates or other writings delivered to the Purchasers by or on behalf of each Issuer in connection with the transactions contemplated hereby and the financial statements listed in Schedule 5.5, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Memorandum, or in the financial statements listed in Schedule 5.5, since December 31, 2003 there has been no change in

the business, operations, affairs, financial condition, assets, properties or prospects of the Issuer Group except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to any Issuer Group Entity that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum.

5.4 Organization and Ownership of Shares of Subsidiaries; Affiliates

(a) Currently, the Corporation, KECC and Rimbey Pipeline Co. Ltd. are the only Subsidiaries of the Partnership, and Rimbey Pipeline Co. Ltd. is the only Subsidiary of the Corporation. Schedule 5.4 contains (except as noted therein) complete and correct lists of:

(i) Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital shares or similar equity interests outstanding owned by the Partnership and each other Subsidiary;

(ii) Affiliates, other than Subsidiaries;

(iii) directors and officers of the Corporation; and

(iv) directors and officers of the Managing Partner of the Partnership.

(b) All of the outstanding shares or similar equity interests of each Subsidiary shown in Schedule 5.4 as being owned by the Partnership have been validly issued, are fully paid and non-assessable and are owned by the Partnership and its Subsidiaries free and clear of any Lien except the Senior Debt Security.

(c) No Issuer Group Entity is a party to, or otherwise subject to any legal restriction or any agreement (other than the Note Documents, the Constating Documents which impose the restrictions specified in Schedule 5.4, the agreements associated with the Bank Facilities which impose the restrictions specified in Schedule 5.4, the Note Agreement (2003) which imposes the restrictions specified in Schedule 5.4, and customary limitations imposed by corporate law or legally equivalent statutes) restricting:

(i) its ability to pay dividends out of profits or make any other similar distributions of profits to its equity owners; or

(ii) its ability to create the Liens of the Senior Debt Security.

(d) No Issuer Group Entity is a party to any agreement or instrument that provides for the general management or administration of its business, property or affairs by any Person, except for the Constating Documents which provide for such matters.

(e) Each Subsidiary identified in Schedule 5.4 is a corporation, trust or other legal entity duly organized, validly existing and in good standing under the laws of its

jurisdiction of organization, and is duly qualified as a foreign corporation, trust or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

5.5 Financial Statements

The Partnership has delivered to each Purchaser copies of the consolidated financial statements of the Partnership listed in Schedule 5.5. All of said financial statements (including in each case the related schedules and notes), other than those financial statements that are stated to be "*pro forma*" (provided that such *pro forma* financial statements have been prepared in good faith on a reasonable basis and the Partnership knows of no material inaccuracies or omissions therein):

(a) fairly present in all material respects the consolidated financial position of the Partnership as of the respective dates specified in such Schedule and the consolidated results of its operations and cash flows for the respective periods so specified; and

(b) have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year end adjustments).

5.6 Compliance with Laws, Other Instruments, etc.

(a) The execution, delivery and performance by the Issuer Parties of the Note Documents, and by the Affiliates of the Subordination Agreements to which any of them is a party, will not:

(i) contravene, result in any breach of, or constitute a default under, or (except for the Liens created pursuant to Senior Debt Security in favor of the Collateral Agent, for the equal and ratable benefit of the Secured Parties (including the Purchasers)) result in the creation of any Lien in respect of any property of any Issuer Group Entity or Affiliate under, any indenture, mortgage, deed of trust, loan or credit agreement, purchase agreement, lease or any other agreement or instrument (including the Constating Documents) to which an Issuer Group Entity or Affiliate is bound or by which an Issuer Group Entity or Affiliate or any of its respective properties may be bound or affected;

(ii) violate the articles, by-laws or partnership agreement governing an Issuer Party or Affiliate;

(iii) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to an Issuer Group Entity or Affiliate; or

(iv) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to an Issuer Group Entity or Affiliate.

(b) The Issuer Group Entities are in compliance with all applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities where failure to be so would individually or in the aggregate have a Material Adverse Effect.

5.7 Governmental Authorizations, etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Issuer Parties of the Note Documents, including any consent, approval, authorization, registration, filing or declaration required in connection with obtaining Canadian Dollars to make payments under Note Documents and the payment of such Canadian Dollars to Persons resident in the United States of America, except as have been obtained. No such consent, approval, authorization, registration, filing or declaration is necessary and no agreement, document or instrument (including the Note Documents) need be stamped with any stamp, registration or similar transaction tax, nor any other document or instrument (including the Note Documents) need be filed, recorded or enrolled with any Governmental Authority, in each case, to ensure the legality, validity, enforceability or admissibility into evidence in Canada or any province thereof of the Note Documents.

5.8 Litigation; Observance of Agreements, Statutes and Orders

(a) There are no actions, suits or proceedings pending or, to the knowledge of any Issuer Group Entity, threatened against or affecting any Issuer Group Entity or any property of any Issuer Group Entity in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, (i) could reasonably be expected to have a Material Adverse Effect, or (ii) purports to affect the validity or enforceability of this Agreement or any other Note Document.

(b) No Issuer Group Entity is in default under any term of any agreement or instrument to which it is a party or by which it is bound, or any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including Environmental Laws) of any Governmental Authority, which default or violation, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

5.9 Taxes

Each Issuer Group Entity has filed all tax returns that are required to have been filed by it in any jurisdiction, and has paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon it or its properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material, or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the applicable Issuer Group Entity has established adequate reserves in accordance with GAAP. The Issuer Group Entities know of no basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Issuer Group Entities in respect of federal, provincial, state or other taxes for all fiscal periods are adequate. The federal and provincial income tax liabilities of each Issuer Group Entity have been paid for all fiscal years up to and including the fiscal year ended December 31, 2003.

5.10 Title to Property; Leases

The Issuer Group Entities have good and sufficient title to their respective properties that individually or in the aggregate are Material, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by any Issuer Group Entity after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement. All leases that individually or in the aggregate are Material are valid and subsisting and are in full force and effect in all material respects.

5.11 Licenses, Permits, Intellectual Property, etc.

(a) The Issuer Group Entities own or possess all licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others.

(b) To the best knowledge of the Issuers, no product of any Issuer Group Entity infringes in any Material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person.

(c) To the best knowledge of the Issuers, there is no Material violation by any Person of any right of any Issuer Group Entity with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by any Issuer Group Entity.

5.12 Compliance with Pension Laws

(a) To the extent applicable, each Issuer and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws, statutes, rules,

regulations and binding orders of governmental or judicial authorities except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. None of the Issuers nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in Section 3 of ERISA), and no event, transaction or condition has occurred or exists that could reasonably be expected to result in the incurrence of any such liability by any Issuer or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of any Issuer or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to Section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as could not be individually or in the aggregate Material.

(b) To the extent applicable, the present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The term "**benefit liabilities**" has the meaning specified in Section 4001 of ERISA, and the terms "**current value**" and "**present value**" have the meaning specified in Section 3 of ERISA.

(c) To the extent applicable, the Issuers and the ERISA Affiliates have not incurred withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under Section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material.

(d) To the extent applicable, the expected post-retirement benefit obligation (determined as of the last day of the Issuers' most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by Section 4980B of the Code) of the Issuers and the Restricted Subsidiaries is not Material.

(e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which a tax could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code. The representation by the Issuers in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of each Purchaser's representation in Section 6.2 as to the sources of the funds to be used to pay the purchase price of the Notes to be purchased by such Purchaser.

(f) Each Non-U.S. Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities, and has been maintained, where required, in good standing with applicable regulatory

authorities; no Issuer Group Entity has incurred any obligation in connection with the termination of or withdrawal from any Non-U.S. Pension Plan; and the present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Pension Plan, determined as of the end of the Partnership's most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Non-U.S. Pension Plan allocable to such benefit liabilities. All contributions required to be made with respect to a Non-U.S. Pension Plan have been timely made.

5.13 Private Offering by the Issuers

(a) Neither the Issuers nor anyone acting on their behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and not more than 20 other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Issuers nor anyone acting on their behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the *U.S. Securities Act.*

(b) Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 6, the sale of the Notes hereunder is exempt from the registration and prospectus delivery requirements of the *U.S. Securities Act*. In the case of each offer or sale of the Notes, no form of general solicitation or general advertising was used by the Issuers, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(c) No securities similar to the Notes have been issued and sold by the Issuers within the six-month period immediately prior to the date hereof. None of the securities issued by the Issuers within such six-month period could be integrated with the issuance of the Notes as a single offering for purposes of the *U.S. Securities Act*, and the Issuers agree that they will not, nor will any authorized Person acting on their behalf, offer or sell any Notes, or any portion of them, if such offer or sale might bring the issuance and sale of the Notes to any Purchaser hereunder within the provisions of Section 5 of the *U.S. Securities Act* nor will the Issuers or any authorized Person acting on their behalf offer any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, or otherwise approach of negotiate with respect thereto, with anyone, if the sale of the Notes and any such securities could be integrated as a single offering for the purposes of the *U.S. Securities Act*, including Regulation D thereunder.

5.14 Use of Proceeds; Margin Regulations

(a) The Corporation will apply the proceeds of the sale of the Series A Notes to repay (but not permanently reduce) Debt under the Bank Facilities and other existing short-term Debt and for general corporate or partnership purposes.

(b) No part of the proceeds from the sale of the Series A Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the U.S. Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Issuers in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Issuers do not own any margin stock. As used in this Section, the terms "**margin stock**" and "**purpose of buying or carrying**" shall have the meanings assigned to them in said Regulation U.

5.15 Existing Debt; Future Liens

(a) Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Issuer Group Entities as of the date specified therein, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Debt. No Issuer Group Entity is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of any Issuer Group Entity and no event or condition exists with respect to any Debt of an Issuer that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Schedule 5.15 sets forth a complete and correct list of all Liens (other than the Senior Debt Security) securing Debt of each Issuer Group Entity as of the date of Closing.

(c) Except as disclosed in Schedule 5.15, no Issuer Group Entity has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.3.

(d) No reserve fund or similar mechanism has been established, or agreed to be established under any circumstances, for the payment of any Debt of any Issuer Group Entity.

5.16 Foreign Assets Control Regulations, Etc.

(a) Neither the sale of the Notes by the Issuers hereunder nor their use of the proceeds thereof will violate the *U.S. Trading with the Enemy Act*, as amended, or any of the foreign assets control regulations of the United States Treasury

Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(b) Without limiting the foregoing, no Issuer Group Entity:

(i) is or will be a person whose property or interests in property are blocked pursuant to Section 1 of U.S. Executive Order 13224 of September 23, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001);

(ii) engages or will engage in any dealings or transactions, or be otherwise associated, with any such person; or

(iii) has violated the *U.S.A. Patriot Act*.

5.17 Status under Certain Statutes

No Issuer Group Entity is an "investment company" registered or required to be registered or otherwise subject to regulation under the *U.S. Investment Company Act* of 1940, as amended, or is subject to regulation under the *U.S. Public Utility Holding Company Act* of 1935, as amended.

5.18 Environmental Compliance

No Issuer Group Entity has knowledge of any claim or has received any notice of any claim, and no proceeding has been instituted raising any claim against any Issuer Group Entity or any of their respective real properties now or formerly owned, leased or operated by any of them or other assets, alleging any damage to the environment or violation of any Environmental Laws, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect. Further, except as otherwise disclosed to you in writing:

(a) no Issuer Group Entity has knowledge of any facts which would give rise to any claim, public or private, of violation of Environmental Laws or damage to the environment emanating from, occurring on or in any way related to real properties now or formerly owned, leased or operated by any of them or to other assets or their use, except, in each case, such as could not reasonably be expected to result in a Material Adverse Effect;

(b) no Issuer Group Entity has stored any Hazardous Materials on real properties now or formerly owned, leased or operated by any of them or has disposed of any Hazardous Materials in a manner contrary to any Environmental Laws in each case in any manner that could reasonably be expected to result in a Material Adverse Effect; and

(c) all buildings on all real properties now owned, leased or operated by any Issuer Group Entity are in compliance with applicable Environmental Laws, except

where failure to comply could not reasonably be expected to result in a Material Adverse Effect.

5.19 Notes Rank *Pari Passu*

The obligations of each Issuer Party under the Note Documents to which it is a party rank at least *pari passu* in right of payment with all its other Senior Debt (actual or contingent), including all Senior Debt of the Issuers described in Schedule 5.15 hereto.

5.20 Senior Debt Security

The Senior Debt Security creates valid Liens in all of the Collateral in favor of the Collateral Agent, for the equal and ratable benefit of the Secured Parties (including the Purchasers). The Senior Debt Security has been registered, recorded and/or filed for recording in such public offices or otherwise maintained in the possession of the appropriate party, as the case may be, as is necessary (and consistent with the requirements of the lenders under the Bank Facilities) to perfect the Collateral Agent's first priority Lien in the Collateral, for the equal and ratable benefit of the Secured Parties (including the Purchasers).

6. REPRESENTATIONS AND AGREEMENTS OF THE PURCHASERS

6.1 Purchase for Investment

(a) Each Purchaser represents that it is purchasing the Notes for its own account or for one or more separate accounts maintained by it or for the account of one or more pension or trust funds and not with a view to the distribution thereof; provided that the disposition of its or their property shall at all times be within its or their control. Each Purchaser understands that the Notes have not been registered under the *U.S. Securities Act* or qualified for distribution by a prospectus under Canadian federal or provincial securities laws and may be transferred or resold (including by pledge or hypothecation) only if registered pursuant to the provisions of the *U.S. Securities Act* and a valid qualification under applicable state or provincial securities or "blue sky" laws, or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be transferred or resold (including by pledge or hypothecation) in Canada only in compliance with applicable Canadian federal and provincial securities laws and that the Issuers are not required to register the Notes in the United States or Canada. Such Purchaser is knowledgeable, sophisticated and experienced in business and financial matters; it has previously invested in securities similar to the Notes; and it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is able to bear the economic risk of its investment in the Notes and is presently able to afford the complete loss of such investment; it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is an Institutional Accredited Investor; and it has been afforded sufficient access to information about the Issuers and

their financial condition and business sufficient to enable it to evaluate its investment in the Notes.

(b) Such Purchaser hereby acknowledges that the Notes shall bear a legend, substantially in the following form:

> THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

(c) If such Purchaser is a resident of Canada:

(i) except for a Purchaser resident in the Province of Ontario or Quebec, it is purchasing the Notes as principal or for a fully managed account (being an account in respect of which the Purchaser makes all investment decisions for the account and has full discretion to purchase or sell securities for the account without requiring the client's express consent to such purchase or sale) or accounts on behalf of which its purchase is deemed to be as principal under applicable securities legislation, and it is an "accredited investor" as such term is defined in Multilateral Instrument 45-103;

(ii) if such Purchaser is a resident of Ontario, it is an "accredited investor" as such term is defined in Ontario Securities Commission Rule 45-501;

(iii) if such Purchaser is a resident of the Province of Quebec, (a) such Purchaser is purchasing the Notes for its own account, the total cost of subscription or purchase of the Notes by such Purchaser is at least Cdn. $150,000, and it is not a corporation or other entity established solely to acquire the Notes under the prospectus exemption set out in section 51 of the *Securities Act* (Quebec), (b) such Purchaser is either (i) a trust company licensed under the *Act respecting trust companies and savings companies* (Quebec), (ii) an insurance company holding a license under an *Act respecting insurance* (Quebec) or (iii) a dealer or adviser registered in conformity with section 148 of the *Securities Act* (Quebec), and is purchasing the Notes for the portfolio of a third person managed solely by such Purchaser, or (c) such Purchaser is purchasing the Notes for its own account and is a "sophisticated purchaser" as defined in section 44 of the *Securities Act* (Quebec), other than by reason of a designation as such by the Autorité des marchés financiers;

(iv) it acknowledges that the sale and delivery of the Notes to such Purchaser and (if applicable) to any purchaser on whose behalf such Purchaser is

contracting hereunder, is conditional upon such sale being exempt from the prospectus and dealer registration requirements under applicable securities laws in the province of Canada in which such Purchaser is resident;

(v) it acknowledges that the Notes are subject to re-sale restrictions under applicable securities laws, and it has been advised to consult its own legal advisors with respect to applicable re-sale restrictions; and

(vi) it will comply with all relevant securities legislation concerning any re-sale of the Notes.

(d) Each of the Purchasers and each subsequent holder of any Note, by its acceptance thereof, agrees that no transfer or sale (including by pledge or hypothecation) of Notes by any holder of Notes which is otherwise permitted hereunder, other than a transfer or sale to an Issuer or any of its Subsidiaries, shall be effective, unless such transfer or sale is made:

(i) pursuant to an effective registration statement under the *U.S. Securities Act* and a valid qualification under applicable state or provincial securities or "blue sky" laws; or

(ii) without such registration or qualification as a result of the availability of an exemption therefrom.

6.2 Source of Funds

At least one of the following statements is an accurate representation by each Purchaser (other than a Purchaser resident in Canada) as to each source of funds (a "**Source**") to be used by such Purchaser to pay the purchase price of the Notes to be purchased by it hereunder:

(a) the Source is an "insurance company general account" (as the term is defined in the United States Department of Labor's Prohibited Transaction Exemption ("**PTE**") 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the National Association of Insurance Commissioners (the "**NAIC Annual Statement**")) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser's state of domicile; or

(b) the Source is a separate account that is maintained solely in connection with such Purchaser's fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in

such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c) the Source is either (a) an insurance company pooled separate account, within the meaning of PTE 90-1 or (b) a bank collective investment fund, within the meaning of PTE 91-38 and, except as disclosed by such Purchaser to the Corporation in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d) the Source constitutes assets of an "investment fund" (within the meaning of Part V of PTE 84-14 (the "**QPAM Exemption**")) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, neither the QPAM nor a person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 5% or more interest in the Corporation and (a) the identity of such QPAM and (b) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Corporation in writing pursuant to this clause (d); or

(e) the Source constitutes assets of a "plan(s)" (within the meaning of Section IV of PTE 96-23 (the "**INHAM Exemption**")) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV of the INHAM exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Section IV(h) of the INHAM Exemption) owns a 5% or more interest in the Corporation and (a) the identity of such INHAM and (b) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Corporation in writing pursuant to this clause (e); or

(f) the Source is a governmental plan; or

(g) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Corporation in writing pursuant to this clause (g); or

(h) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "employee benefit plan", "governmental plan", and "separate account" shall have the respective meanings assigned to such terms in Section 3 of ERISA.

6.3 Credit Decision

By its execution of this Agreement, each Purchaser severally represents and acknowledges to each other Purchaser that it has, independently and without reliance upon any other Purchaser and based on the financial statements referred to in Section 5.5, the Memorandum, and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Purchaser also severally represents and acknowledges to each other Purchaser that there are risks associated with the purchase of the Notes, and that it will, independently and without reliance upon any other Purchaser and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the Notes. The provisions of this Section 6.3 are for the sole benefit of the Purchasers and are not intended to benefit or to confer any right upon the Issuers or any other Person.

7. INFORMATION AS TO THE ISSUERS

7.1 Financial and Business Information

The Issuers shall deliver to each holder of Notes that is an Institutional Investor:

(a) **Quarterly Statements** - within 60 days after the end of each quarterly fiscal period in each fiscal year of the Partnership (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of unaudited consolidated financial statements for each of the Partnership and the Fund as at the end of such quarter setting forth in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer of the Managing Partner as fairly presenting, in all material respects, the financial position of the entities being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments;

(b) **Annual Statements** - within 120 days after the end of each fiscal year of the Partnership, duplicate copies of audited consolidated financial statements of each of the Partnership and the Fund as at the end of such year, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by:

(i) an auditor's report confirming that its examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as it considered necessary in the circumstances and that such consolidated financial statements present fairly in all material respects the

consolidated financial position of the Partnership and its Subsidiaries as of the close of such fiscal year and the results of their operations and the changes in their financial position for the fiscal year then ended, in accordance with GAAP; and

(ii) a certificate of a Senior Financial Officer of the Managing Partner certifying that, except as disclosed in such financial statements, neither the Issuers nor any Restricted Subsidiary has had any liability, contingent or otherwise, or any unrealized or anticipated loss that singularly or in the aggregate, had, or could reasonably be expected to have, a Material Adverse Effect;

(c) **Alberta Securities Commission and Other Reports** - promptly upon their becoming available, one copy of:

(i) each financial statement sent by an Issuer Group Entity to securities holders generally, and

(ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by an Issuer Group Entity with any securities exchange, including the Alberta Securities Commission or the U.S. Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States federal, state or provincial securities regulatory authority or with any Canadian provincial or United States stock exchange and of all press releases and other statements made available generally by an Issuer Group Entity to the public concerning developments that are Material;

(d) **Notice of Default or Event of Default** - promptly, and in any event within five days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action any Issuer is taking or proposes to take with respect thereto;

(e) **ERISA Matters** - promptly, and in any event within five days after a Responsible Officer becoming aware of any of the following, a written notice setting forth the nature thereof and the action, if any, that any Issuer proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in Section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by an Issuer or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by an Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of an Issuer or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, could reasonably be expected to have a Material Adverse Effect;

(f) **Notices from Governmental Authority** - promptly, and in any event within 30 days of receipt thereof, copies of any notice to an Issuer Group Entity from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g) **Unrestricted Subsidiaries** – if and for so long as the Partnership and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Partnership and its Subsidiaries on a consolidated basis, then the Partnership shall be required, in addition to the requirements of and within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Partnership and its Restricted Subsidiaries on a consolidated basis pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to the Partnership and its Subsidiaries on a consolidated basis, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Partnership and its Subsidiaries on a consolidated basis, with the effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall be reported on the basis of financial statements pertaining to the Partnership and its Restricted Subsidiaries only (excluding Unrestricted Subsidiaries), rather than the Partnership and its Subsidiaries on a consolidated basis;

(h) **Supplements** - promptly and in any event within five (5) Business Days after the execution and delivery of any Supplement, a copy thereof; and

(i) **Requested Information** - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Issuers and the Restricted Subsidiaries or relating to the ability of the Issuers and the Restricted Subsidiaries to perform their respective

obligations under the Note Documents as from time to time may be reasonably requested by any such holder of Notes, including such information as is required by SEC Rule 144A under the *U.S. Securities Act* to be delivered to any prospective transferee of the Notes.

7.2 Officer's Certificate

Each set of financial statements delivered to a holder of Notes pursuant to Sections 7.1(a) or 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Managing Partner setting forth (in addition to those matters stated in Sections 7.1(a) and 7.1(b)):

(a) **Covenant Compliance** - the information (including detailed calculations) required in order to establish whether the Issuers were in compliance with the requirements of Sections 10.1, 10.2, 10.3, 10.4 and 10.6 hereof during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) **Event of Default** - a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Issuers and the Restricted Subsidiaries from the beginning of the quarterly or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists (including any such event or condition resulting from the failure of an Issuer or a Restricted Subsidiary to comply with any Environmental Law), specifying the nature and period of existence thereof and what action the Issuers and the Restricted Subsidiaries shall have taken or propose to take with respect thereto.

7.3 Inspection

The Issuers shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a) **No Default** - if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Issuers, to visit the principal executive office of an Issuer or a Restricted Subsidiary, to discuss the business, finances and accounts of such Issuer or Restricted Subsidiary with its officers, and (with its consent, which consent will not be unreasonably withheld) its independent chartered accountants, and (with its consent, which consent will not be unreasonably withheld) to visit the other offices and properties of the Issuers and the Restricted Subsidiaries, all at such reasonable times and as often as may be reasonably requested in writing; and

(b) **Default** - if a Default or Event of Default then exists, at the expense of the respective Issuers, to visit and inspect any of the offices or properties of the Issuers and the Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective business, finances and accounts with their respective officers and independent chartered accountants (and by this provision the Issuers authorize said accountants to discuss the businesses, finances and accounts of the Issuers and the Subsidiaries), all at such times and as often as may be reasonably requested.

8. PREPAYMENT OF THE NOTES

8.1 No Required Prepayments of Series A Notes

No regularly scheduled prepayment of the principal of any of the Series A Notes is required prior to the date of its maturity.

8.2 Optional Prepayments with Make-Whole Amount

The Issuers may, at their option, upon notice as provided below, prepay at any time all, or from time to time any part, of the Notes issued by it, at 100% of the principal amount so prepaid, together with interest accrued thereon to the date of such prepayment, plus the Make-Whole Amount determined for the prepayment date with respect to such principal amount. Each Issuer will give each holder of its Notes written notice of each optional prepayment under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall be irrevocable and specify such date, the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.4), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer of the applicable Issuer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the applicable Issuer shall deliver to each holder of its Notes a Certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3 Prepayment for Reasons of Taxation With Modified Make-Whole Amount

(a) If in the good faith opinion of the Board of Directors of the Corporation (which determination shall be accompanied by a written opinion of an independent tax counsel of recognized standing to the same such effect), the Corporation would be obligated to pay a Tax Indemnity Amount greater than 5% of any interest payment in respect of the U.S. Notes pursuant to Section 23 as a result of a change of Tax law or in the administration thereof after the date of this Agreement, then and in such event, but only in such event, on the occasion of any payment pursuant to Section 23, the Corporation may, by giving written notice to each holder of the U.S. Notes not less than 30 days nor more than 60 days before

the date fixed for a prepayment pursuant to this Section 8.3, prepay all (but not less than all) of the outstanding U.S. Notes with respect to which any such amounts will be payable by payment of the principal amount of the U.S. Notes and accrued interest thereon to the date of such prepayment, together with any amount then due and owing pursuant to Section 23, and a premium equal to the Make-Whole Amount, determined as of two Business Days prior to the date of such prepayment pursuant to this Section 8.3, which Make-Whole Amount shall be determined free and clear of Taxes;

(b) At any time on or after the date on which any holder of the U.S. Notes receives notice pursuant to this Section 8.3 that the Corporation intends to prepay the U.S. Notes held by such holder pursuant to this Section 8.3, but not less than two Business Days prior to the date scheduled for such prepayment, such holder may, by notice delivered to the Corporation in the manner provided in Section 19, irrevocably waive any and all right to any payment of any additional amounts the Corporation would become obligated to pay under Section 23 as a result of any deduction or withholding which would be required, such waiver to be effective as of the date of delivery by the Corporation of such notice of prepayment and to survive termination of this Agreement and payment in full of the U.S. Notes, provided that no such waiver shall be deemed to constitute a waiver of any right to receive a payment in full under Section 23 in respect of any other event or condition that shall have given rise to the Corporation's prepayment right under this Section 8.3, including any increase in the amount of any payment that a holder of any U.S. Note would be entitled to receive under Section 23, notwithstanding any waiver previously delivered pursuant to this Section 8.3. Effective upon receipt of notice of such waiver, the Corporation shall then cease to have any right of prepayment with respect to such U.S. Notes under this Section 8.3 in respect of the Tax to which the notice relates; and

(c) True, correct and complete copies of any determination by the Board of Directors of the Corporation as to the existence of any such obligation to pay a Tax as above contemplated and the opinion of independent tax counsel of recognized standing to the same such effect shall be furnished to each holder of the U.S. Notes concurrently with the written notice delivered pursuant to Section 8.3(a).

8.4 Allocation of Partial Prepayments

(a) In the case of each partial prepayment of the U.S. Notes by the Corporation pursuant to Section 8.3, the principal amount of the U.S. Notes to be prepaid shall be allocated among all of the U.S. Notes at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

(b) In the case of each partial prepayment of the Notes by the Issuers pursuant to Section 8.2, the principal amount of the Notes to be prepaid shall be allocated among all of the U.S. Notes and the Canadian Notes, at the time outstanding in

proportion, as nearly as practicable, to the respective unpaid principal amounts thereof not theretofore called for prepayment.

8.5 Maturity; Surrender, etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment, together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the applicable Issuer shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the applicable Issuer and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.6 Purchase of Notes

The Issuers will not, and will not permit any Affiliate to, purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding Notes except upon the payment or prepayment of the Notes in accordance with the terms of this Agreement and the Notes. Each Issuer will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.7 Series A Make-Whole Amount

The term "**Make-Whole Amount**" means, with respect to the Series A Notes, the Series A Make-Whole Amount, and with respect to any other series of Notes, as specified in the Supplement pursuant to which such other series of Notes is issued and sold.

The term "**Series A Make-Whole Amount**" means, with respect to any Series A Note that is to be prepaid pursuant to Section 8.2 or Section 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments (in Canadian Dollars) multiplied by the Conversion Factor over the amount of such Called Principal (in Canadian Dollars) multiplied by the Conversion Factor *plus or minus* the Settlement Amount, if any, deemed paid or received respectively by the holder of such Series A Note in connection with such prepayment or payment; provided that the Series A Make-Whole Amount may in no event be less than zero. Notwithstanding anything in this Agreement to the contrary, the Series A Make-Whole Amount shall be payable in U.S. Dollars.

For the purposes of determining the Series A Make-Whole Amount, the following terms have the following meanings:

"**Called Principal**" means, with respect to any Series A Note, the principal of such Series A Note that is to be prepaid pursuant to Section 8.2 or Section 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**Conversion Factor**" means the constant 0.7706.

"**Discounted Value**" means, with respect to the Called Principal of any Series A Note, the amount obtained by discounting all Remaining Scheduled Payments to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on such Series A Note is payable) equal to the Reinvestment Yield (expressed on the same periodic basis as that on which interest on such Series A Note is payable) with respect to such Called Principal.

"**Reinvestment Yield**" for purposes of the Series A Make-Whole Amount means, with respect to the Called Principal of any Series A Note, (i) 50 basis points in the case of any prepayment of the Series A Notes pursuant to Section 8.2 or in the case of the acceleration of the Series A Notes pursuant to Section 12.1 or (ii) 75 basis points in the case of any prepayment or payment of the Series A Notes pursuant to Section 8.3 over, in each such case, the yield to maturity implied by (a) the yields reported, as of 10:00 A.M. (Chicago, Illinois time) on the second Business Day preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page USD -PX1" of the Bloomberg Financial Markets Services Screen (or, if not available, any other national recognized trading screen reporting on-line intraday trading in the U.S. Treasury securities) for actively traded on-the-run U.S. Treasury securities having a maturity which is the same as the maturity date of such Called Principal as of such Settlement Date, or (b) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable, the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded on-the-run U.S. Treasury securities having a constant maturity which is the same as the maturity date of such Called Principal as of such Settlement Date. Such implied yield will be determined, if necessary, by (i) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (ii) interpolating linearly between (1) the actively traded on-the-run U.S. Treasury security with the maturity closest to and greater than the maturity date of such Called Principal and (2) the actively traded on-the-run U.S. Treasury security with the maturity closest to and less than the maturity date of such Called Principal.

"**Remaining Scheduled Payments**" means, with respect to the Called Principal of any Series A Note, the payment of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date; *provided* that if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Series A Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2, Section 8.3 or Section 12.1.

"**Settlement Amount**" means, with respect to any Swap related to any Series A Note, in determining the Series A Make-Whole Amount, the amount that would be paid or received by the holder of such Series A Note as if such Swap had terminated by reason of an event of default by such holder, which shall be an amount equal to the "Settlement Amount" as defined by the

International Swap and Derivatives Association, Inc.'s standard 1992 Multicurrency-Cross Border Master Agreement (the "**Master Agreement**") where:

(a) the parties have elected to calculate such amount in accordance with the "Second Method" payment method (as defined in the Master Agreement) and "Market Quotation" payment measure (as defined in the Master Agreement),

(b) the "Unpaid Amounts" as defined in the Master Agreement) are equal to zero,

(c) the Swap is the only "Terminated Transaction" (as defined in the Master Agreement),

(d) the "Early Termination Date" (as defined in the Master Agreement) is the date of prepayment,

(e) "Automatic Early Termination" (as defined in the Master Agreement) does not apply,

(f) no election is made in the schedule to the Master Agreement or other amendment is made to the Master Agreement, other than the election of Second Method and Market Quotation (based upon the circumstances of such holder),

(g) such holder is not subject or entitled to any set-off or similar right with respect to such Swap,

and payable in U.S. dollars. Notwithstanding anything contained herein to the contrary, the respective Settlement Amounts referred to above shall be, in each case, the Settlement Amount which would result in the smallest Settlement Amount being received or the largest Settlement Amount being paid, as the case may be, by a holder (adjusting for different principal amounts) pursuant to any of the Swaps described on Schedule 8.7.

"**Settlement Date**" means, with respect to the Called Principal of any Series A Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or Section 8.3 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**Swap**" means each Currency Hedge Agreement described in Schedule 8.7 attached hereto on the date hereof and shall also include each Currency Hedge Agreement entered into by a holder of the Series A Notes subsequent to the date hereof, in any case to the extent such Swap relates to scheduled interest payments on the Notes. For these purposes, "**Currency Hedge Agreement**" means any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.

9. AFFIRMATIVE COVENANTS

Each of the Issuers covenants that so long as any of the Notes are outstanding:

9.1 Compliance with Law

(a) The Issuers will, and will cause each Restricted Subsidiary to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including ERISA and applicable laws, statutes, rules, regulations and binding orders of governmental or judicial authorities in respect of Non-U.S. Pension Plans and all Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(b) Without limiting paragraph 9.1(a), the Issuers will not, and will not permit any Restricted Subsidiary to, take any action that would cause any supplemental pension plan, any employee pension arrangement or any employee benefit plan maintained by it to be terminated in a manner which could reasonably be anticipated to result in the imposition of a Lien on any property of the Issuers or Restricted Subsidiaries pursuant to any Canadian federal or provincial law, nor will an Issuer or Restricted Subsidiary withdraw from any multiemployer plan if such withdrawal would subject an Issuer or Restricted Subsidiary to a liability that would have a Material Adverse Effect.

9.2 Insurance

The Issuers will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3 Maintenance of Properties

Subject to Sections 10.5 and 10.6, the Issuers will, and will cause each Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent an Issuer or Restricted Subsidiary from discontinuing the operation and the maintenance of any of such properties if such discontinuance is desirable in the conduct of its business and the Issuers have concluded that such discontinuance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4 Payment of Taxes and Claims

The Issuers will, and will cause each Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on the Issuers and the Restricted Subsidiaries or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of any Issuer or Restricted Subsidiary prohibited by Section 10.3, provided that neither the Issuers nor any Restricted Subsidiary need pay any such tax or assessment or claims if:

(a) the amount, applicability or validity thereof is contested by the Issuer or Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of such Issuer or Restricted Subsidiary; or

(b) the non-payment of all such taxes and assessments in the aggregate could not reasonably be expected to have a Material Adverse Effect.

9.5 Legal Existence, Etc.

The Issuers will at all times preserve and keep in full force and effect its corporate or partnership existence (as applicable). Subject to Section 10.5, the Issuers will at all times preserve and keep in full force and effect the corporate or partnership existence of each Restricted Subsidiary and all rights and franchises of each Restricted Subsidiary unless, in the good faith judgment of the Issuers, the termination of or failure to preserve and keep in full force and effect such corporate or partnership existence, right or franchise could not, individually or in the aggregate, have a Material Adverse Effect.

9.6 Securities Filings

Each of the Issuers will within 10 days of Closing (and within 10 days of the date of the closing of the sale of a series of Additional Notes, if then required) file a report of the sale of its Notes to the respective Purchasers prepared on Form 45-103F4 under the *Securities Act* (Alberta) (such report to be executed in accordance with the regulations under that Act) and any other forms required to be filed by the securities regulatory authorities of the provinces of Canada in connection with the issuance of such Notes, together with payment of the prescribed fee in connection therewith.

9.7 Notes to Rank *Pari Passu*

All obligations of each Issuer Party under each Note Document to which it is a party are and at all times shall remain direct obligations of the applicable Issuer Party ranking at least *pari passu* in right of payment with all other present and future senior Debt (actual or contingent) of such Issuer Party which is not expressed to be subordinate or junior in rank to any other unsecured Debt of such Issuer Party.

9.8 Subsidiary Guarantee and Security

The Partnership will cause each Subsidiary that becomes a borrower or a guarantor under a Bank Facility to concurrently therewith enter into and become a party to a Subsidiary Guarantee and, if the Notes are then secured, the Senior Debt Security and the Collateral Agency Agreement, and within three Business Days thereafter, to deliver to the Collateral Agent the following items:

(a) a Subsidiary Guarantee;

(b) if the Notes are then secured, executed originals of (i) the Senior Debt Security contemplated in Section 13.1 with such Subsidiary as grantor thereunder, and (ii) a Loan Party Supplement in the form attached as Schedule "C" to the Collateral Agency Agreement;

(c) a certificate signed by the President, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7 but with respect to such Subsidiary and its Subsidiary Guarantee and the Collateral Agency Agreement and, if the Notes are then secured, the Senior Debt Security as it pertains to such Subsidiary;

(d) such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by the Subsidiary Guarantee, the Collateral Agency Agreement and, if the Notes are then secured, the Senior Debt Security as it pertains to such Subsidiary; and

(e) an opinion of independent counsel satisfactory to the Required Holders to the effect that the Subsidiary Guarantee, the Collateral Agency Agreement and, if the Notes are then secured, the Senior Debt Security as it pertains to such Subsidiary have been duly authorized, executed and delivered and constitute the legal, valid and binding contracts and agreements of such Subsidiary enforceable in accordance with their respective terms, subject to customary exceptions and assumptions.

If any Subsidiary Guarantor is not or ceases to be a borrower or a guarantor under any Bank Facility, then the Issuers may require the holders of Notes to release any Subsidiary Guarantee of such Subsidiary upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, whereupon such Subsidiary shall cease to be a Subsidiary Guarantor hereunder, provided that:

(f) at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, no Default or Event of Default exists or would exist; and

(g) after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, all Debt that thereby becomes Priority Debt shall be permitted by Section 10.2 as if such Debt were incurred on the date of such release, and all Liens that immediately prior to such release are permitted pursuant to clause (t) of the definition of "Permitted Encumbrances" herein shall continue to be permitted immediately after such release, notwithstanding that any such Debt or Lien may have existed at Closing,

and the Partnership shall have provided an Officer's Certificate to both such effects. The Subsidiary Guarantee of such Subsidiary shall be deemed to be released and terminated as at the expiry of such 5 Business Day period (unless sooner agreed by all holders of Notes).

9.9 Subordination Agreements

(a) In addition to the Subordination Agreements provided at the Closing, the Issuers will cause each Person who hereafter becomes a partner in the Partnership to concurrently therewith enter into and become a party to a Subordination Agreement and, within three Business Days thereafter, to deliver such Subordination Agreement to the Collateral Agent.

(b) The Subordination Agreement provided by KeySpan Corporation pursuant to Section 2.5 will be released by the Collateral Agent if the lenders under the Bank Facilities release such Subordination Agreement and if KeySpan Corporation is not then holding a direct partnership interest in the Partnership.

9.10 Designation of Restricted Subsidiaries

The Partnership may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary by providing to the holders of Notes, a Notice of Designation in the form attached hereto as Schedule 9.10; *provided* that:

(a) at the time of such designation or redesignation and immediately after giving effect thereto, no Default or Event of Default would exist;

(b) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Debt or Capital Stock of any Issuer or Restricted Subsidiary;

(c) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Liens and Debt of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Section 10.2 and Section 10.3, notwithstanding that any such Debt or Lien may have existed as of the date of Closing;

(d) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, such Restricted Subsidiary shall not at any time after the date of this

Agreement have previously been designated as an Unrestricted Subsidiary more than once; and

(e) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary, such Unrestricted Subsidiary shall not at any time after the date of this Agreement have previously been designated as a Restricted Subsidiary more than once.

10. NEGATIVE COVENANTS

Each of the Issuers covenants that so long as any of the Notes are outstanding:

10.1 Financial Ratios

(a) The Issuers will not permit, as of the end of each fiscal quarter of the Partnership, the ratio of Consolidated Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters (ending on the date of determination and taken as a single accounting period) to exceed 3.5 to 1.0; *provided* that notwithstanding the foregoing, such ratio may be exceeded for a period not to exceed six months following the fiscal quarter in which such ratio was exceeded, (if, but only if) either such ratio does not exceed 4.0 to 1.0 during such period or the ratio of Consolidated Debt to Consolidated Capitalization does not exceed 50% during such period.

(b) The Issuers will not permit, as of the end of each fiscal quarter of the Partnership, the ratio of Consolidated EBITDA to Consolidated Interest Charges for each period of four consecutive quarters (ending on the date of determination and taken as a single accounting period) to be less than 3.0 to 1.0.

(c) The financial terms and definitions used in determining compliance with financial covenants herein contained are to be reported on the basis of the consolidated financial statements of the Partnership (including any Unrestricted Subsidiaries) unless (i) the Partnership and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Partnership and its Subsidiaries on a consolidated basis or (ii) the Partnership chooses to provide consolidated financial statements of the Partnership and its Restricted Subsidiaries to determine compliance with the financial covenants herein contained, with the effect and result that in either such case compliance with the financial covenants herein contained shall be determined on the basis of the Partnership and its Restricted Subsidiaries.

10.2 Priority Debt

The Issuers will not at any time permit the aggregate amount of all Priority Debt to exceed 15% of Consolidated Total Assets.

10.3 Limitation on Liens

Except for Permitted Encumbrances, the Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including any document or instrument in respect of goods or accounts receivable) of the Issuers or the Restricted Subsidiaries, whether now owned or held or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices unless the Issuers make or cause to be made effective provision whereby the Notes will be equally and rateably secured with any and all other obligations thereby secured, such security to be pursuant to agreements and documents reasonably satisfactory to the Required Holders (and in the case of any Bank Facilities, the lenders thereunder shall be parties to the Collateral Agency Agreement with the holders of Notes for so long as the Notes are secured) and, in any such case, the Notes shall have the benefit, to the fullest extent that, and with such priority as, the holders of the Notes may be entitled under applicable law, of an equitable Lien on such property.

10.4 Restricted Payments

The Issuers will not, and will not permit any Restricted Subsidiary to, make any Restricted Payment if at the time of the making thereof a Default or Event of Default exists (including, without limitation, under Sections 10.1(a) and 10.1(b)), with any calculation of compliance therewith to be made as at the date of determination hereunder) or a Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder) as a result of making such Restricted Payment.

10.5 Mergers, Consolidations and Sales of Substantially All Assets

The Issuers will not, and will not permit any Restricted Subsidiary to, amalgamate, consolidate or merge with any other Person, or enter into or become subject to a plan of arrangement involving any other Person (in any case, "**Merge**", or enter into a "**Merger**"), or sell, lease or otherwise dispose of all or substantially all of its assets to any other Person (in any case, "**Sell**", or enter into a "**Sale**"), provided that:

(a) an Issuer or Restricted Subsidiary may Merge with a Restricted Subsidiary so long as:

  (i) if the Merger involves an Issuer, such Issuer shall be the surviving or continuing Person;

  (ii) if the Merger involves a Subsidiary Guarantor and not an Issuer, such Subsidiary Guarantor shall be the surviving or continuing Person; and

  (iii) at the time of such Merger and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation,

under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder);

(b) an Issuer or Restricted Subsidiary may Merge with any trust or legal entity that is not an Issuer or Restricted Subsidiary so long as:

(i) the Person which results from such Merger (the "**Surviving Person**") is a solvent Person organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia at such time;

(ii) the due and punctual payment of all amounts owing under, and the due and punctual performance and observation of all of the covenants in, the Note Documents to be performed or observed by such Issuer or Restricted Subsidiary are expressly assumed in writing by the Surviving Person at or prior to the time of the Merger, and the Surviving Person shall contemporaneously furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the Surviving Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles;

(iii) the other Issuer and each Subsidiary Guarantor shall have affirmed in writing their respective obligations under the Note Documents, as applicable;

(iv) if the Merger involves a Restricted Subsidiary, such Merger shall be within the applicable limitations of Section 10.6; and

(v) at the time of such Merger and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder);

(c) an Issuer or Restricted Subsidiary may Sell for consideration which represents the Fair Market Value of such assets (as determined in good faith by the Board of Directors of the Corporation, such Restricted Subsidiary or the Managing Partner, as applicable) at the time of such Sale if:

(i) the acquiror (the "**Acquiring Person**") is organized under the laws of Canada or any province thereof or any state of the United States or the District of Columbia at such time;

(ii) the due and punctual payment of amounts owing under, and the due and punctual performance and observance of all of the covenants in the Note

Documents to be performed or observed by such Issuer or Restricted Subsidiary are expressly assumed in writing by the Acquiring Person at or prior to the time of the Sale, and the Acquiring Person shall contemporaneously furnish to the holders of the Notes an opinion of counsel satisfactory to such holders to the effect that the instrument of assumption has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the Acquiring Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles;

(iii) the other Issuer and each Subsidiary Guarantor shall have affirmed in writing their respective obligations under the Note Documents, as applicable, at the time of such Sale;

(iv) if such Sale involves a Restricted Subsidiary, such Sale shall be within the applicable limitations of Section 10.6; and

(v) at the time of the Sale and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder); and

(d) an Issuer or Restricted Subsidiary may Sell such assets to another Issuer or Subsidiary Guarantor (or a combination thereof) so long as, at the time of such Sale and immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder).

10.6 Sale of Assets

Except as otherwise expressly permitted by Section 10.5, the Issuers will not, and will not permit any Restricted Subsidiary to, Transfer any assets of any Issuer or Restricted Subsidiary to any Person, *except* that:

(a) the Issuers and Restricted Subsidiaries may make any Permitted Disposition;

(b) the Issuers and Restricted Subsidiaries may sell, lease, transfer or otherwise dispose of any of their assets to any Person; *provided* that:

(i) such assets are Transferred for proceeds not less than their Fair Market Value at the time of such disposition (as determined by a Senior Financial Officer in the case of any Transfer the Fair Market Value of which does not exceed Cdn. $10,000,000 and as determined by the Board of Directors of the Corporation or the Managing Partner in the case of any Transfer the Fair Market Value of which exceeds Cdn. $10,000,000),

(ii) no Default or Event of Default would exist immediately after such Transfer is effected (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder), and

(iii) (A) such assets, *plus*

(B) all other assets of the Issuers and Restricted Subsidiaries Transferred (other than pursuant to clause (a) of this Section 10.6) during the twelve-month period consisting of the fiscal quarter in which such disposition occurs and the previous three fiscal quarters of the Partnership (the "**Disposition Year**"), in each transaction measured by the sale proceeds, in the case of a sale, and the greater of book value or Fair Market Value, in the case of a lease, transfer or other disposition, *less*

(C) all Eligible Reinvestments made by the Issuers and Restricted Subsidiaries during the Disposition Year, and *less*

(D) all optional payments on account of principal of the Notes and principal of other Senior Debt ranking at least *pari passu* with the Notes made by the Issuers and Restricted Subsidiaries during the Disposition Year,

do not represent more than 15% of Consolidated Total Assets, determined as at the end of the Partnership's most recently completed fiscal quarter immediately prior to such Transfer, and

(c) the Issuers and Restricted Subsidiaries may Transfer any of their assets to any Person in excess of the 15% limitation set out in clause (b) of this Section 10.6; *provided* that:

(i) such assets are Transferred for proceeds not less than their Fair Market Value at the time of such Transfer (as determined by a Senior Financial Officer in the case of any Transfer the Fair Market Value of which does not exceed Cdn. $10,000,000 and as determined by the Board of Directors of the Corporation or the Managing Partner in the case of any Transfer the Fair Market Value of which exceeds Cdn. $10,000,000);

(ii) no Default or Event of Default would exist immediately after such Transfer is effected (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as of the date of determination hereunder);

and provided further that at least one of the following conditions is met:

(iii) an amount equal to the proceeds in excess of the 15% limit permitted in clause (b) of this Section 10.6 (the "**Excess Cash Proceeds**"), to the extent

not applied to prepayment of Senior Debt in accordance with clause (iv) below or deposited in a Collateral Account in accordance with clause (v) below, is reinvested in Eligible Reinvestments within 365 days after the date of the transaction giving rise thereto, or

(iv) an amount equal to the Excess Cash Proceeds, to the extent not reinvested in Eligible Reinvestments in accordance with clause (iii) above, or deposited in a Collateral Account in accordance with clause (v) below, is applied within 365 days after the date of the transaction giving rise thereto to a Debt Prepayment Application by way of the *pro rata* prepayment of all Notes (excluding the Make-Whole Amount) and other Senior Debt ranking at least *pari passu* with the payment obligations of the Issuers under the Notes (to the extent that such prepayment of Senior Debt is not prohibited by the terms of any agreement creating or evidencing such Senior Debt or by any Applicable Law), or

(v) an amount equal to the Excess Cash Proceeds, to the extent not already reinvested in Eligible Reinvestments in accordance with clause (iii) above or applied to a Debt Prepayment Application in accordance with clause (iv) above, is deposited in a Collateral Account within 365 days after the date of the transaction giving rise thereto until such amount is reinvested in Eligible Investments or applied to a Debt Prepayment Application.

For the purposes of this clause (c):

(a) a holder of Notes shall, within 15 Business Days of receiving a notice of prepayment from the applicable Issuer pursuant to Section 8.2 hereof in respect of clause (iv) above, elect <u>either</u> (A) to accept such prepayment on the foregoing terms, <u>or</u> (B) to decline such prepayment, failing which election such holder shall be deemed to have accepted such prepayment on the foregoing terms. If such prepayment is declined by a holder of Notes, the portion of the Excess Cash Proceeds offered for prepayment of the Notes and so declined shall thereupon be deemed to have been reinvested in Eligible Reinvestments pursuant to clause (iii) above and, to the extent deposited in the Collateral Account, shall be released therefrom. The balance of such Excess Cash Proceeds shall be applied to a prepayment on account of other Senior Debt (other than Swap Obligations) to the extent such prepayment is not prohibited by the terms of any agreement creating or evidencing such Senior Debt or by any Applicable Law;

(b) the *pro rata* portion of any Excess Cash Proceeds to be prepaid to the holders of Notes shall be determined by multiplying the Excess Cash Proceeds in question by a fraction, the <u>numerator</u> of which is the aggregate principal amount of the Notes then outstanding, and the <u>denominator</u> of which is all Senior Debt (other than Swap Obligations) which the Issuers are not prohibited by contract or Applicable Law from prepaying, and which ranks at least *pari passu* with the Notes; and

(c) the Issuers shall, until any Excess Cash Proceeds are reinvested, applied to the payment of Senior Debt or collateralized pursuant to one or more of clauses (iii), (iv) or (v) above, keep such Excess Cash Proceeds segregated in a separate deposit account in the name of the Issuers with a Significant Bank.

10.7 Noteholder Consent for Certain Amendments

Without the prior written consent of each holder of a Note, the Issuers will not, and will not permit any Restricted Subsidiary, to modify, vary, restate, replace or otherwise amend any Constating Document or take any action thereunder where the effect of any such modification, variation, restatement, replacement, other amendment or action (a) would cause or could result in a Default or Event of Default (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination hereunder) or (b) could reasonably be expected to have a Material Adverse Effect.

10.8 Transactions with Affiliates

The Issuers will not, and will not permit any Restricted Subsidiary to, enter into directly or indirectly any transaction or Material group of related transactions (including the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Issuers or another Restricted Subsidiary), except in the ordinary course and pursuant to the reasonable requirements of such Issuer's or Restricted Subsidiary's business and upon fair and reasonable terms no less favourable to such Issuer or Restricted Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

11. EVENTS OF DEFAULT

An "**Event of Default**" shall exist if any of the following conditions or events shall occur and be continuing:

(a) any Issuer defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) any Issuer defaults in the payment of any interest on any Note or any Tax Indemnity Amount for more than five Business Days after the same becomes due and payable; or

(c) any Issuer defaults in the performance of or compliance with any term contained in Sections 9.7, 9.8, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 or 10.7, or any financial or negative covenants in any Supplement, and such default is not remedied within ten days; or

(d) any Issuer or Restricted Subsidiary defaults in the performance of or compliance with any term contained herein or in any other Note Document (other than those referred to in paragraphs (a), (b), (c) and (m) of this Section 11) and such default is not remedied within 30 days after the earlier of:

(i) a Responsible Officer obtaining actual knowledge of such default, and

(ii) either Issuer receiving written notice of such default from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this paragraph (d) of Section 11); or

(e) any representation or warranty made in writing by or on behalf of any Issuer or Restricted Subsidiary or by any officer of any Issuer or Restricted Subsidiary in any Note Document or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any Material respect on the date as of which made, and the underlying facts or circumstances which caused such representation or warranty to be false or incorrect remain unremedied for 30 days after the earlier of:

(i) a Responsible Officer obtaining actual knowledge of such facts or circumstances; and

(ii) such Issuer receiving written notice of such facts or circumstances from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this paragraph (e) of Section 11); or

(f) (i) any Issuer or Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least Cdn. $10,000,000 (or its then equivalent in any other currency) beyond any period of grace provided with respect thereto; or

(ii) any Issuer or Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least Cdn. $10,000,000 (or its then equivalent in any other currency) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition (x) such Debt has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment or (y) one or more Persons are entitled to declare such Indebtedness to be due and payable before its stated maturity or before its regularly scheduled dates of payment and such entitlement continues for 30 days; or

(iii) as a consequence of the occurrence or continuation of any event or condition (other than the passage of time or the right of the holder of Debt to convert such Debt into equity interests) (x) any Issuer or Restricted Subsidiary has become obligated to purchase or repay Debt before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of at least Cdn. $10,000,000 (or its then equivalent in any other currency), or (y) one or more Persons have

the right to require any Issuer or Restricted Subsidiary so to purchase or repay such Debt; or

(iv) any Secured Party sends a "Notice of Enforcement" to the Collateral Agent pursuant to the Collateral Agency Agreement; or

(g) any Issuer or Restricted Subsidiary shall:

(i) become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or admit in writing its inability to pay its debts generally, or declare any general moratorium on its indebtedness, or propose a compromise or arrangement between it and any class of its creditors;

(ii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada), or make an assignment of its property for the general benefit of its creditors under such Act, or make a proposal (or file a notice of its intention to do so) under such Act;

(iii) institute any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement (other than one permitted under Section 10.5), adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, plans of arrangement (other than those permitted under Section 10.5), relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Corporation Act), or at common law or in equity;

(iv) apply for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v) threaten to do any of the foregoing, or take any action, corporate or otherwise, to approve, consent to or authorize any of the actions described in this clause (g) or in clause (h), or otherwise act in furtherance thereof, or fail to act in defence thereof; or

(h) any petition shall be filed, application made or other proceeding instituted against or in respect of any Issuer or Restricted Subsidiary:

(i) seeking to adjudicate it an insolvent;

(ii) seeking a receiving order against it under the *Bankruptcy and Insolvency Act* (Canada);

(iii) seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement (other than one permitted under Section 10.5), adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating to bankruptcy, winding-up, insolvency, reorganization, plans of arrangement (other than those permitted under Section 10.5), relief or protection of debtors (including the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and any applicable Business Corporations Act or Corporation Act), or at common law or in equity; or

(iv) seeking the entry of an order for relief or the appointment of a receiver, interim receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property,

and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted (whether or not entered or subject to appeal) against such Issuer or Restricted Subsidiary thereunder in the interim and such order, decree or judgment is not stayed or discharged within 10 days of it being granted, such grace period shall cease to apply; or

(i) any other event shall occur which, under the laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in clauses (g) or (h); or

(j) (i) any Note Document shall cease to be in full force and effect for any reason whatsoever, including a determination by any Governmental Authority that such Note Document is invalid, void or unenforceable; (ii) any party to any such agreement shall contest or deny in writing the validity or enforceability of any of its obligations under a Note Document to which it is a party; or (iii) any Lien on any of the Collateral purported to be created by any Senior Debt Security ceases to be or is not a valid and perfected first priority Lien (in any case, subject to the provisions of Collateral Agency Agreement and also subject to any Permitted Liens which rank in priority under Applicable Law);

(k) a final judgment or judgments for the payment of money aggregating in excess of Cdn. $10,000,000 (or its then equivalent in any other currency) are rendered against any Issuer or Restricted Subsidiary and which judgments are not (to the extent the aggregate amount of such judgment or judgments exceeds Cdn. $10,000,000), within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(l) (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under Section 412 of the Code,

(ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA Section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified any Issuer or ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the aggregate "amount of unfunded benefit liabilities" (within the meaning of Section 4001(a)(18) of ERISA) under all Plans, determined in accordance with Title IV of ERISA, shall exceed U.S. $2,000,000, (iv) any Issuer or ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) any Issuer or ERISA Affiliate withdraws from any Multiemployer Plan, (vi) any Issuer or Restricted Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of such Issuer or Restricted Subsidiary thereunder, or (vii) any Issuer or Restricted Subsidiary terminates or winds up any Non-U.S. Pension Plan in a manner which could result in the imposition of a Lien on any property of such Issuer or Restricted Subsidiary pursuant to or Applicable Law; and any such event or events described in clauses (i) through (vii) above, either individually or together with any other such event or events, could reasonably be expected to have a Material Adverse Effect. As used in this **clause** (l), the terms "**employee benefit plan**" and "**employee welfare benefit plan**" shall have the respective meanings assigned to such terms in Section 3 of ERISA; or

(m) an event of default under any Senior Debt Security shall have occurred and be continuing.

12. REMEDIES ON DEFAULT, ETC.

12.1 Acceleration

(a) If an Event of Default with respect to any Issuer described in paragraphs 11(g), 11(h) or 11(i) (other than an Event of Default described in clause (i) of Section 11(g) insofar as it pertains to such Issuer generally not paying its debts or meeting its liabilities as the same become due, or admitting in writing its inability to pay its debts generally, or described in Section 11(i) by virtue of the fact that such clause encompasses such portion of clause 11(g)(i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable;

(b) If any other Event of Default has occurred and is continuing, any holder or holders of at least 51% in principal amount of the Notes at the time outstanding may at any time at its or their option, by notice to the Issuers, declare all of the Notes then outstanding to be immediately due and payable;

(c) If any Event of Default described in paragraphs 11(a) or 11(b) of Section 11 has occurred and is continuing, any holder or holders of Notes at the time outstanding

affected by such Event of Default may at any time, at its or their option, by notice or notices to the applicable Issuer, declare all of the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon and (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by Applicable Law), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived.

The Issuers acknowledge, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Issuers (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by an Issuer in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

At any time during the existence of an Event of Default and for so long as the Collateral Agency Agreement is in effect, the holders of Notes shall be entitled to commence and pursue enforcement actions under and in accordance with the Collateral Agency Agreement.

12.2 Other Remedies

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3 Rescission

At any time after any Notes have been declared due and payable pursuant to clause 12.1(b) or 12.1(c), the holders of at least 55% in principal amount of the Notes then outstanding, by written notice to the applicable Issuer, may rescind and annul any such declaration and its consequences if:

(a) the Issuers have paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate;

(b) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18; and

(c) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes.

No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4 No Waivers or Election of Remedies, Expenses, etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Issuers under Section 16, the applicable Issuer will pay to the holder of each of such Issuer's Notes on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including reasonable legal fees, expenses and disbursements.

13. SECURITY

13.1 Security

To secure the due and punctual payment of principal and interest on the Notes, the Make-Whole Amount and all other amounts owing, outstanding and payable under the Note Documents, each Issuer acknowledges and confirms that the documents and instruments set forth in Schedule 13.1 (collectively, and as added to or amended from time to time pursuant to the provisions of this Agreement, the "**Senior Debt Security**") have been, or will be, as the case may be, executed and delivered to the Collateral Agent for the benefit of, among others as provided in the Collateral Agency Agreement, all holders of Notes, as and by way of continuing collateral security.

In addition, each Issuer shall cause to be executed and delivered:

(a) with respect to any Subsidiary Guarantor hereafter established (but only if the Notes are then secured), a floating charge debenture of such Subsidiary Guarantor granting a Lien on all of its present and after-acquired real and personal property and a pledge agreement in respect of each such debenture; and

(b) such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as may be delivered pursuant to the Bank Facilities from time to time.

Each Issuer shall keep and maintain, or cause to be kept and maintained as applicable, the Senior Debt Security in full force and effect for so long as any amounts are owing under the Note Documents.

13.2 Continuing Security

Each item or part of the Senior Debt Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Senior Debt Security or any other security now held or hereafter acquired by or for the benefit of any Secured Party. No item or part of the Senior Debt Security shall be merged or be deemed to have been merged in or by this Agreement or any other Note Document or any documents, instruments or acknowledgements delivered hereunder or thereunder, any simple contract debt or any judgment and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to any Secured Party under any security, instruments or agreements held by such Secured Party or at law or in equity.

13.3 Dealing with Security

The Secured Parties may grant extensions of time or other indulgences, take and give securities (including the Senior Debt Security or any part thereof), accept compositions, grant releases and discharges and otherwise deal with the Issuer Parties and other parties and with securities (including the Senior Debt Security and each part thereof) as such Secured Parties may see fit, and may apply all moneys received from realization on the Senior Debt Security upon such part of the liabilities of the Issuer Parties under the Note Documents, as applicable, as such holders may think best, without prejudice to or in any way limiting the liability of any Issuer Party.

13.4 Effectiveness

The Senior Debt Security hereby contemplated or required to be created shall be effective, and the undertakings as to the security herein or in any document hereunder shall be continuing, whether the moneys hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Senior Debt Security or before or after or upon the date of execution of any amendments to this Agreement or any other Note Document.

13.5 Conflict

In the event of any conflict between the terms of this Agreement and the Senior Debt Security, the provisions of this Agreement shall prevail as between the Issuer Parties and the holders of the Notes to the extent necessary to remove such conflict.

13.6 Permitted Encumbrances and Debt

None of:

(a) the fact that any Issuer or Subsidiary Guarantor is permitted to create, assume or suffer to exist any Debt or Permitted Encumbrance;

(b) the fact that any representation, warranty or covenant herein may make an exception for the existence of any Debt or Permitted Encumbrance; or

(c) the fact that the Liens created pursuant to the Senior Debt Security may be stated to be subject to, or are not required to rank in priority to, Permitted Encumbrances;

shall, in and of themselves, in any manner, nor in any cause or proceeding, directly or indirectly, be taken to constitute a subordination of any Lien created pursuant to the Senior Debt Security to any Permitted Encumbrance, it being the intention of the parties that all Liens created pursuant to the Senior Debt Security shall at all times rank as first priority Liens (subject to the provisions of the Collateral Agency Agreement and also subject to any Permitted Liens which rank in priority under Applicable Law) in priority to all other Permitted Encumbrances unless the Collateral Agent holding the Senior Debt Security, with the written consent of the holders of $66^2/_3\%$ or more of the outstanding principal amount of the Notes, delivers a subordination or postponement agreement to that effect in accordance with the provisions of the Collateral Agency Agreement.

13.7 British Columbia *Land Title Act*

For all purposes, including any application to register a crystallized floating charge under the *Land Title Act* (British Columbia) against any real property, the floating charge created by the Senior Debt Security shall be crystallized and become a fixed charge upon the earliest of:

(a) the occurrence of an event described in Section 11(g), 11(h), or 11(i) hereof; or

(b) the holders of the Notes making any declaration for payment pursuant to Section 12.1 hereof, unless the Required Holders otherwise state at that time; or

(c) the Secured Parties taking any action pursuant to the Senior Debt Security to enforce and realize upon any of the Liens created by the Senior Debt Security;

and in any event upon the appointment by the Secured Parties of a receiver or receiver-manager pursuant to the Senior Debt Security.

13.8 Waiver of Saskatchewan Legislation

Each of the Issuers covenants and agrees with the holders of the Notes that:

(a) the *Land Contracts (Actions) Act* (Saskatchewan) shall have no application to any action, as in such Act defined, with respect to any mortgage created by the Senior Debt Security; and

(b) the *Limitation of Civil Rights* (Saskatchewan) shall have no application to:

(i) the Senior Debt Security;

(ii) any indenture, instrument or agreement entered into by any Issuer or Subsidiary Guarantor at any time hereafter, supplemental or ancillary to or in implementation of the Senior Debt Security and involving the payment by any Issuer Party or Subsidiary Guarantor of money, or the liability of any Issuer Party or Subsidiary Guarantor to pay money;

(iii) any mortgage, charge or other security for the payment of money made, given or created by the Senior Debt Security or by any indenture, instrument or agreement referred to or mentioned in paragraph (b)(ii);

(iv) any instrument or agreement entered into by any Issuer Party or Subsidiary Guarantor at any time hereafter, renewing or extending or supplementary to the Senior Debt Security or renewing or extending or supplementary to any indenture, instrument or agreement referred to or mentioned in paragraph (b)(ii)or renewing or extending supplementary collateral to any mortgage, charge or other security referred to or mentioned in paragraph (iii); or

(v) the rights, powers, or remedies of the holders of the Notes or any one or more of them under the Senior Debt Security or under any mortgage, charge, other security, indenture, instrument or agreement referred to or mentioned in paragraphs (b)(i) to (v), inclusive.

13.9 Composite Mortgage

Each item of the Senior Debt Security is a composite mortgage and security agreement covering the property of the applicable Issuer or Subsidiary Guarantor located in the various Provinces of Canada and elsewhere and, as to portions of the property located in such separate jurisdictions, each item of the Senior Debt Security shall be a separate mortgage and security agreement enforceable against the applicable Issuer or Subsidiary Guarantor without regard to the application of the Senior Debt Security to portions of the property of the applicable Issuer or Subsidiary Guarantor located in other jurisdictions. All provisions thereof shall be applicable separately to the portions of the property located in each separate jurisdiction with the same effect as if a separate mortgage and security agreement with respect thereto had been executed and delivered.

13.10 Release of Senior Debt Security

The holders of Notes agree that forthwith following 30 days after receipt from each Issuer of an Officer's Certificate certifying that:

(a) the lenders under the Bank Facilities, the holders of notes under the Note Agreement (2003) and all other holders of Debt secured by the Senior Debt Security, have agreed to release all of the Senior Debt Security concurrently with the holders of Notes; and

(b) no Event of Default or Default exists or will exist after giving effect hereto;

the holders of Notes will release and discharge the mortgages, charges and security interests created by the Senior Debt Security unless, within such 30 day period, a Default or Event of Default exists. If such mortgages, charges and security are released pursuant to this Section, the holders of the Notes and the Issuers agree that this Agreement shall be deemed to be amended to give effect to such release and to delete all references to such security herein and in all covenants and obligations of the Issuers with respect thereto. For certainty, nothing in this Section shall

require the termination of any item of security which does not create a mortgage, charge or security interest, including the Subordination Agreements and the Senior Debt Guarantees.

If the lenders under the Bank Facilities, the holders of notes under the Note Agreement (2003) and the other holders of Senior Debt secured by the Senior Debt Security have agreed to release all of the Senior Debt Security subject to certain conditions, or in exchange for additional assurances, or for other consideration, the benefit of such conditions, assurances or other consideration shall also be extended for the benefit of the holders of Notes on an equivalent basis, and the obligation of such holders to release the Senior Debt Security under this clause shall be subject to their receipt thereof.

13.11 Registrations and Renewals

The Issuers shall and shall cause each other applicable Issuer Group Entity to, at the Issuers' sole cost and expense, do all such acts, execute all such instruments and provide such further assurances as special counsel to the Collateral Agent may reasonably request to ensure that the priority of the Security Interests created by all of the Senior Debt Security delivered to the Collateral Agent as contemplated hereby is duly protected and perfected by registration, filing or recordation of such Senior Debt Security or a caution, caveat, security notice or other appropriate instrument at all offices where necessary (and consistent with the requirements of the lenders under the Bank Facilities) to the protection or perfection thereof; and to so cooperate with the Collateral Agent and the Collateral Agent's special counsel in renewing or refiling any registration, filing or recordation required hereby in order to preserve, protect and maintain the priority of such Security Interest, from time to time.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES

14.1 Registration of Notes

Each Issuer shall keep at its principal executive office a register for the registration and registration of transfers of its Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the applicable Issuer shall not be affected by any notice or knowledge to the contrary. The Issuers shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2 Transfer and Exchange of Notes

Upon surrender of any Note at the principal executive office of the applicable Issuer for registration of transfer or exchange (and in the case of a surrender for registration of transfer, duly endorsed or accompanied by a written instrument of transfer duly executed by the registered holder of such Note or his attorney duly authorized in writing and accompanied by the address for notices of each transferee of such Note or part thereof), such Issuer shall execute and deliver, at such Issuer's expense (except as provided below), one or more new Notes (as requested by the holder thereof) in exchange therefor, in an aggregate principal amount equal to the unpaid

principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1.1A (in the case of Series A Notes), or in respect of any other series, in the form established by the Supplement relating thereto. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The respective Issuer may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than Cdn. $200,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, a Note may be in a denomination less than such amounts.

Any transferee of a Note, or purchaser of a participation therein, shall, by its acceptance of such Note be deemed to make the same representations to the applicable Issuer regarding the Note or participation as the Purchasers have made pursuant to Section 6, provided that such entity may (in reliance upon information provided by the Issuers, which shall not be unreasonably withheld) make a representation to the effect that the purchase by such entity of any Note will not constitute a non-exempt prohibited transaction under Section 406(a) of ERISA.

14.3 Replacement of Notes

Upon receipt by any Issuer of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any of its Notes (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S. $25,000,000 (or its equivalent in any other currency), such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory); or

(b) in the case of mutilation, upon surrender and cancellation thereof;

such Issuer at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15. PAYMENTS ON NOTES

15.1 Place of Payment

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any, and interest becoming due and payable on the Notes shall be made in Calgary, Alberta at the principal office of the applicable Issuer in such jurisdiction. The applicable Issuer may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of such Issuer in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

15.2 Home Office Payment

So long as a Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the applicable Issuer will pay (or cause its agent to pay) all sums becoming due on such Note for principal, Make-Whole Amount, if any, and interest by the method and at the address specified for such purpose below such Purchaser's or nominee's name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the respective Issuer in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of such Issuer made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to such Issuer at its principal executive office or at the place of payment most recently designated by such Issuer pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Purchaser or its nominee such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the applicable Issuer in exchange for a new Note or Notes pursuant to Section 14.2. The applicable Issuer will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as such Purchaser has made in this Section 15.2.

16. EXPENSES, ETC.

16.1 Transaction Expenses

Whether or not the transactions contemplated hereby are consummated, the Issuers will pay all reasonable costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required, local or other counsel) incurred by the Purchasers and any other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of the Note Documents (whether or not such amendment, waiver or consent becomes effective), including:

(a) the reasonable costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under the Note Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with the Note Documents, or by reason of being a holder of any Note;

(b) the reasonable costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of an Issuer Party or Restricted Subsidiary or in connection with any work-out or restructuring of the transactions contemplated by the Note Documents; and

(c) the reasonable cost and expenses incurred in connection with the initial filing of any Note Document, all related documents and financial information, all subsequent annual and interim filings of documents and financial information

related hereto with the Securities Valuation Office of the National Association of Insurance Commissioners or any successor organization succeeding to the authority thereof.

The Issuers will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those retained by any such Purchaser or holder). In addition, the Issuers agree to pay all stamp, documentary or similar taxes which may be payable in respect of the execution and delivery or the enforcement of the Note Documents, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from non-payment or delay in payment of any such tax required to be paid by the Issuer Group Entity hereunder.

16.2 Survival

The obligations of the Issuers under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by a Purchaser of its Notes or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of any Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of any Issuer pursuant to this Agreement shall be deemed representations and warranties of such Issuer under this Agreement. Subject to the preceding sentence, the Note Documents embody the entire agreement and understanding between the Purchasers and the Issuers and supersede all prior agreements and understandings relating to the subject matter hereof.

18. AMENDMENT AND WAIVER

18.1 Requirements

(a) This Agreement and the Notes may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Issuers and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Sections 1, 2, 3, 4, 5, 6 or 22 hereof, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount on,

the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, or (iii) amend any of Sections 8, 11(a), 11(b), 12, 13, 18 or 21, or amend or release any Subordination Agreement (subject to Section 9.9), any Senior Debt Guarantee (subject to Section 9.8) or any Senior Debt Security (subject to Section 13.10).

(b) Notwithstanding anything to the contrary contained herein, the Corporation and the Partnership may enter into any supplement providing for the issuance of one or more series of Additional Notes in accordance with and pursuant to Sections 2.6 and 4.16 hereof without obtaining the consent of any holder of any other series of Notes.

18.2 Solicitation of holders of Notes

(a) The Issuers will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof or of the Notes. The Issuers will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes;

(b) The Issuers will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes or any waiver or amendment of any of the terms and provisions hereof unless such remuneration is concurrently paid, or security is concurrently granted, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

18.3 Binding Effect, etc.

Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Issuers without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing between an Issuer and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "**this Agreement**" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4 Notes held by Issuers, etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by any Issuer or any of its Affiliates shall be deemed not to be outstanding.

19. NOTICES

All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid), or (c) by a recognized overnight delivery service (with charges prepaid). Any such notice must be sent:

(i) if to a Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as it shall have specified to the Issuers in writing;

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Issuers in writing; or

(iii) if to any Issuer, to such Issuer at its address set forth at the beginning hereof or at such other address as such Issuer shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

20. REPRODUCTION OF DOCUMENTS

This Agreement and all documents relating thereto, including (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by the Purchasers at the Closing (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to the Purchasers, may be reproduced by the Purchasers by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the Purchasers may destroy any original document so reproduced. Each of the Issuers agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by a Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 20 shall not prohibit an Issuer or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21. CONFIDENTIAL INFORMATION

For the purposes of this Section 21, "**Confidential Information**" means the Memorandum and all other information delivered to any Purchaser by or on behalf of the Issuers or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labelled or otherwise adequately identified when received by such Purchaser as being confidential information of the Issuers or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any person acting on its behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Issuers or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by it in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by such Purchaser's Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (v) any Person from which it offers to purchase any security of an Issuer (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal, state or provincial regulatory authority having jurisdiction over it, (vii) the National Association of Insurance Commissioners or any similar organization, or any nationally recognized rating agency that requires access to information about its investment portfolio or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to it, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which it is a party or (z) if an Event of Default has occurred and is continuing, to the extent it may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under each Purchaser's Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement. On reasonable request by the Issuers in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Issuers embodying, or confirming, the provisions of this Section 21.

22. SUBSTITUTION OF PURCHASER

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the applicable Issuer, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such

Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, wherever the word "**Purchaser**" is used in this Agreement (other than in this Section 22), such word shall be deemed to refer to such Affiliate. In the event that such Affiliate is so substituted as a purchaser hereunder and such Affiliate thereafter transfers to the Purchaser all of the Notes then held by such Affiliate, upon receipt by the applicable Issuer of notice of such transfer, wherever the word "Purchaser" is used in this Agreement (other than in this section), such word shall no longer be deemed to refer to such Affiliate, but shall refer to such Purchaser, and such Purchaser shall have all the rights of an original holder of the Notes under this Agreement.

23. NOTE REPAYMENT NET OF WITHHOLDING IMPOSTS

(a) All payments by the Corporation under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or any other payment obligations, shall be made in full without any deduction or withholding on account of taxes or duties of whatsoever nature imposed or levied by or on behalf of Canada or any Governmental Authority in Canada having power to tax unless the Corporation is prohibited by Applicable Law from doing so, in which event the Corporation shall:

(i) forthwith pay to the holder of each U.S. Note as additional interest on the principal amount of the U.S. Notes such additional amount (a "**Tax Indemnity Amount**") so that the net amount received by the holder after payment of such deductions and withholdings will equal the full amount which would have been received by it had no such deduction or withholding been made;

(ii) pay to the relevant taxation or other authorities within the period for payment permitted by Applicable Law the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this paragraph (a)); and

(iii) furnish to the holder of each U.S. Note promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid;

Any reference in this Agreement to principal, Make-Whole Amount, interest, interest on overdue interest, fees or any other payment obligation of the Corporation shall be deemed also to refer to any additional amounts payable pursuant to this paragraph (a) ;

(b) If as a result of any payment by the Corporation under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or other payment obligations, any holder of a U.S. Note is required to pay tax under Part XIII of the Tax Act, then the Corporation will, upon demand by such holder of any U.S. Note, indemnify the holder of each U.S. Note for the

payment of any such taxes, together with any interest, penalties and expenses in connection therewith. All such amounts shall be payable by the Corporation on demand and shall bear interest at the Default Rate calculated from the date demanded by such holder to the date paid by the Corporation;

(c) If, following any payment made by the Corporation to any holder of U.S. Notes under paragraph (a)(i) above or any indemnity payment made by the Corporation to any holder of U.S. Notes under paragraph (b) above, such holder shall determine in its sole discretion if it has received or has been granted a refund, credit, allowance or remission in respect of the taxes or duties resulting in the payment thereof and such holder is able to identify such refund, credit, allowance or remission as being attributable to such taxes or duties, such holder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such holder to obtain any other relief or allowance which may be available to it, reimburse the Corporation with such amount as such holder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such holder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of tax which resulted in the payment under paragraph (a)(i) or (b) above. Such holder may charge to the Corporation (and may deduct from amounts reimbursable to the Corporation hereunder) a fee reasonably determined by such holder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Corporation. Notwithstanding the foregoing, no holder shall be obligated to disclose to the Corporation, or any of its agents, any computation made by such holder in connection with this paragraph 23(c) or any information regarding such holder's tax status or affairs;

(d) Notwithstanding the provisions of this Section 23, no Tax Indemnity Amounts shall be payable (i) to any holder of U.S. Notes which does not deal at arm's length (within the meaning of the Tax Act) with the Corporation; (ii) to any holder of the U.S. Notes which is liable for any Tax by reason of it being or having been connected to Canada for any reason or in any capacity other than solely as a holder of a U.S. Note; (iii) for or on account of any Tax that is imposed or withheld by reason of the failure of the holder to complete, execute and deliver to the Corporation any form or document to the extent applicable to such holder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Corporation in order to enable the Corporation to make payments on the U.S. Notes without deduction or withholding for taxes, assessments or governmental charges, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Corporation; *provided* that nothing in this clause shall require a holder to disclose confidential or proprietary information; or (iv) in the case where such holder is not a resident (within the meaning of the United States-Canada Income Tax Convention) of the United States of America, in excess of the amount which the Corporation would have

been obligated to pay hereunder if such holder were resident in the United States of America for the purposes of such treaty; and

(e) For certainty, no Tax Indemnity Amounts shall be payable by the Issuers with respect to Canadian Notes.

24. INTEREST

(a) In respect of any overdue amounts hereunder or under the Notes where no provision is made herein or therein for payment of interest thereon, the applicable Issuer shall pay interest on such overdue amounts on demand, calculated from the date such unpaid amount is due until such unpaid amount is paid in full, at the Default Rate;

(b) In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by Applicable Law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law. It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the applicable Issuer);

(c) All interest (including interest on overdue interest) payable by an Issuer hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment;

(d) Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period;

(e) The theory of "**deemed reinvestment**" shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments. Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation;

(f) To the extent permitted by law, Section 6 of the *Judgment Interest Act* (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

25. JUDGMENT CURRENCY

If, for the purposes of obtaining or enforcing judgment against an Issuer in any court, or for any other related purpose hereunder, it is necessary to convert an amount due under this Agreement or any Note in the currency in which it is due (the "**Original Currency**") into another currency (the "**Second Currency**"), the rate of exchange applicable shall be the daily noon day rate quoted by the Bank of Canada on the relevant date to purchase the Original Currency with the Second Currency and includes any premium and costs of exchange payable in connection with such purchase. Each Issuer agrees that its obligation in respect of any Original Currency due from it shall, notwithstanding any judgment or payment in the Second Currency, be discharged only to the extent that on the Business Day following the receipt of any sum so paid or adjudged to be due hereunder in the Second Currency the payee may purchase in the market the Original Currency with the amount of the Second Currency so paid or so adjudicated to be due; and if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, the applicable Issuer agrees that the deficiency shall be a separate obligation of it, independent from its obligations under this Agreement or any Note, and shall constitute in favour of the holders of Notes a cause of action which shall continue in full force and effect notwithstanding any such judgment or order to the contrary, and such Issuer agrees, notwithstanding any such payment or judgment, to indemnify the holders of Notes against any such loss or deficiency.

26. ENVIRONMENTAL INDEMNITY

The Issuers shall indemnify each holder of a Note and hold each holder of a Note harmless against any and all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind sustained, paid or incurred by any of them as a result of any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Issuer Parties and the Restricted Subsidiaries or the property of any of them ("**their property**"), or the property of others where an Issuer Party or Restricted Subsidiary could have any liability in respect thereof under Environmental Laws, or personal injury or death, including in respect of:

(a) any environmental harm or damage to or impairment of their property (or any other Person's property) caused by the presence or release of any Hazardous Materials on their property, or by any Issuer Party or Restricted Subsidiary, whether or not such presence or release was under control, care or management of a previous owner or of a tenant;

(b) any decrease or loss in value of their property (or any other Person's property) occasioned by non-compliance with Environmental Laws;

(c) the imposition or assertion of any Lien including any expenses collectable as taxes affecting their property under Environmental Laws by any Governmental Authority;

(d) any claim asserted or order issued by a Governmental Authority (including an enforcement order or an environmental protection order issued under the *Environmental Protection and Enhancement Act* (Alberta) or similar legislation

thereto) against a holder of a Note or an agent of any of them in respect of any matter referred to in clauses (a), (b), or (c), or for any clean-up, restoration, well abandonment, reclamation or other securing or remedial action in respect of their property (or any other Person's property); or

(e) any non-compliance with any provision herein relating to environmental matters.

Without limiting the generality of the foregoing, the indemnities in this Section 26 shall extend to:

(a) legal fees on a solicitor and his own client basis, including the costs of defending and/or counter-claiming or claiming over against third parties in respect of any action or matter; and

(b) any amounts payable arising out of a settlement of any action entered into between any holder of a Note and any Person with or without the consent of the Issuers;

but shall not extend to any claim, liability or obligation to the extent the same arises solely due to the gross negligence or wilful misconduct of the holder of Notes claiming indemnification.

These indemnities shall extend to the officers, trustees, directors, employees, agents and assignees of each holder of a Note and the Issuers will hold the benefit of these indemnities in trust for such indemnified parties to the extent necessary to give effect hereto. The provisions of and undertakings and indemnification set out in this Section 26 shall survive the payment and satisfaction of the Notes.

27. MISCELLANEOUS

27.1 Successors and Assigns

All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including any subsequent holder of a Note) whether so expressed or not.

27.2 Payments Due on Non-Business Days

Anything in this Agreement or the Notes to the contrary notwithstanding, any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day.

27.3 Severability

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or

unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

27.4 Construction

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

27.5 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

27.6 Governing Law and Submission to Jurisdiction

(a) THIS AGREEMENT AND THE NOTES SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN;

(b) Each of the Issuers agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any holder of a Note to take proceedings in any other jurisdictions, whether concurrently or not.

27.7 Currency References, Conversion and Payments

(a) A reference in this Agreement to the equivalent of one currency in another currency shall mean the equivalent determined using the noon spot rate of exchange for conversion announced by the Bank of Canada on the day for conversion;

(b) All payments on account of the U.S. Notes (including principal, interest and Make-Whole Amounts) shall be made in U.S. Dollars;

(c) All payments on account of Canadian Notes (including principal, interest and Make-Whole Amounts) shall be made in Canadian Dollars.

27.8 Time; "Including"; "Assets"

(a) Time shall be of the essence of this Agreement;

(b) Unless otherwise stated, references to time shall mean local time in Calgary, Alberta;

(c) The word "including" shall not be construed to limit or restrict the generality of the matter that precedes it;

(d) The words "property" and "assets" of a Person are used interchangeably herein, and each encompasses all property, assets and undertakings of the Person, both real and personal, present and future.

27.9 Further Assurances

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Agreement or the Notes;

(b) Each of the Issuers, at its expense, shall promptly deliver to any holder of a Note, upon request by such holder in writing, all such other and further documents, agreements, opinions, certificates and instruments (executed, as necessary) in order to give effect to the covenants and agreements of such Issuer in this Agreement or the Notes, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate in connection therewith.

If the Purchasers are in agreement with the foregoing, please sign the form of agreement on the counterpart of this Agreement and return it to the Issuers, whereupon the foregoing shall become a binding agreement between the Purchasers and the Issuers.

Yours very truly,

KEYSPAN ENERGY CANADA PARTNERSHIP, by its managing general partner, KEYSPAN CANADA MANAGEMENT LTD.

By: (signed) "David G. Smith"
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

KEYSPAN ENERGY FACILITIES LIMITED

By: (signed) "David G. Smith"
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

[*Notice to Reader: The execution page for each holder of notes, containing their respective name and signing authority name, have been omitted.]

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

NAME AND ADDRESS OF PURCHASER	PRINCIPAL AMOUNT OF NOTES TO BE PURCHASED
*	Series A
	CDN$*

[* Notice to Reader: the names and addresses of the Purchasers, the principal amounts of Notes to be purchased by each Purchaser and the payment detail information for each Purchaser have been marked to be unreadable]

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such terms:

"**Acquiring Person**" is defined in Section 10.5(c)(i).

"**Additional Notes**" is defined in Section 2.6.

"**Additional Purchasers**" means the purchasers of Additional Notes.

"**Affiliate**" means, at any time, and with respect to any Person, (a) any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person, and (b) any Person beneficially owning or holding, directly or indirectly, 10% or more of any class of voting or equity interests of the Partnership or any Restricted Subsidiary or any corporation of which the Partnership and its Restricted Subsidiaries beneficially own or hold, in the aggregate, directly or indirectly, 10% or more of any class of voting or equity interests. As used in this definition, "**Control**" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an "Affiliate" is a reference to an Affiliate of the Partnership.

"**Agreement**" is defined in Section 18.3.

"**Applicable Law**" means any and all Canadian and United States federal, provincial, state and local laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, license agreements or governmental restrictions applicable to the matter in question.

"**Bank Facilities**" means the credit facilities documented by the following agreements:

(a) the Credit Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, Royal Bank of Canada, as Agent for the Lenders, the "Lenders" (as defined therein) which are parties thereto, and the Collateral Agent, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement;

(b) the Operating Facility Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, and Royal Bank of Canada, as Operating Facility Lender, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement; and

(c) each credit facility entered into by an Issuer or any Subsidiary of an Issuer with any bank or other institutional lender after the date hereof in replacement of the foregoing or in addition to the foregoing, as permitted by this Agreement, as

amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement.

"**Business Day**" means:

(a) for the purposes of Section 8.7 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City are required or authorized to be closed, and

(b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York City or Calgary, Alberta are required or authorized to be closed.

"**Cdn. $**" or "**Canadian Dollars**" means lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of Canada that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"**Canadian Notes**" is defined in Section 1.2.

"**Capital Lease**" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"**Capital Stock**" means any and all shares, interest, participations or other equivalents (however designated) of corporate stock, including all common stock and Preferred Stock.

"**Cash Equivalents**" shall mean and include all cash on hand and all other items which would constitute "Cash Equivalents" determined in accordance with GAAP.

"**Closing**" is defined in Section 3.

"**Code**" means the U.S. *Internal Revenue Code* of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"**Collateral**" means all present and future undertaking, property and assets of the Issuers or their Subsidiaries that is subject to a Lien constituted by or pursuant to any of the Senior Security Documents, or that is otherwise required by any of the Senior Credit Documents to be subject to a Lien in favour of the Collateral Agent or for the benefit of any of the Secured Parties in its capacity as such, and any item or part thereof.

"**Collateral Account**" means a Canadian or U.S. Dollar account established and maintained in Canada by an Issuer (at its own expense) with a Significant Bank in respect of which such Issuer has executed and delivered a security agreement in a form acceptable to the Required Holders creating a first security interest in favour of the holders of the Notes (or if Issuers are so contractually obligated, Senior Debt), and has delivered to the holders of the Notes a favourable opinion of counsel satisfactory to the Required Holders as to the legality, validity

and enforceability thereof and non-conflict with laws and applicable charter or organizational documents, and as to such other matters as the Required Holders require.

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement dated as of August 26, 2003 among the Corporation, the Collateral Agent, the "Representatives" (as defined therein) and the other Secured Parties from time to time entitled to the benefit thereof, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement.

"**Collateral Agent**" means Royal Bank of Canada, as the holder of the Senior Debt Security for the benefit of the Secured Parties as provided in the Collateral Agency Agreement or any successor collateral agent appointed under such agreement.

"**Commercial Trust**" means KeySpan Facilities Commercial Trust, an Alberta trust.

"**Confidential Information**" is defined in Section 21.

"**Consolidated Capitalization**" means, at any time, the sum of, without duplication (a) Consolidated Debt, plus (b) Consolidated Net Worth, plus (c) Subordinated Debt.

"**Consolidated Debt**" means, without duplication, all Debt of the Partnership and the Restricted Subsidiaries, determined on a consolidated basis after eliminating inter-company items.

"**Consolidated EBITDA**" means, without duplication and for any period and subject to Section 10.1(c), Consolidated Net Income for such period, plus any income actually received by the Partnership and the Restricted Subsidiaries during such period in the form of cash dividends or similar cash distributions, plus (but only to the extent deducted in determining Consolidated Net Income for such period):

(a) Consolidated Interest Charges for such period,

(b) depreciation, depletion and amortization taken by the Partnership and the Restricted Subsidiaries during such period,

(c) any provision for current and future income taxes taken by the Partnership and the Restricted Subsidiaries for such period, determined on a consolidated basis, and

(d) all other non-cash charges taken by the Partnership and the Restricted Subsidiaries for such period,

and less any non-cash gains, all determined on a consolidated basis.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Partnership and/or one or more Restricted Subsidiaries (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any

Person (or assets of any Person) is disposed of by the Partnership and/or one or more Restricted Subsidiaries (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Partnership and/or one or more of Restricted Subsidiaries, such disposition shall be deemed to have been made on and as of the first day of such calculation period.

"**Consolidated Interest Charges**" means, with respect to any period and subject to Section 10.1(c), the sum (without duplication) of the following (in each case, eliminating all offsetting debits and credits among the Partnership and the Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Partnership and the Restricted Subsidiaries in accordance with GAAP):

(a) all interest in respect of Debt of the Partnership and the Restricted Subsidiaries (including (i) imputed interest on rentals in respect of Capital Lease, (ii) original issue discount and non-cash interest payments or accruals on any Debt, (iii) the interest portion of all deferred payment obligations, and (iv) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financing and currency and interest swap and hedging obligations, in each case to the extent attributable to such period) deducted in determining Consolidated Net Income for such period, and

(b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Partnership and/or one or more Restricted Subsidiaries (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Partnership and/or one or more Restricted Subsidiaries (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Partnership and/or one or more of Restricted Subsidiaries, Debt relating to the entity or assets disposed of shall be deemed to have been repaid on and as of the first day of such calculation period.

"**Consolidated Net Income**" means, without duplication and for any period and subject to Section 10.1(c), the consolidated net income of the Partnership and the Restricted Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Partnership and the Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Partnership and the Restricted Subsidiaries in accordance with GAAP, provided that there shall be excluded:

(a) the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is amalgamated into or consolidated with the Partnership and/or one or more Restricted Subsidiaries, and the income (or loss) of any

Person, substantially all of the assets of which have been acquired in any manner, realized by such other Person prior to the date of acquisition,

(b) the income (or loss) of any Person (other than the Partnership or a Restricted Subsidiary) in which the Partnership and/or one or more Restricted Subsidiaries has an ownership interest except to the extent of the amount of any dividends or distributions actually paid in cash to the Partnership and/or one or more Restricted Subsidiaries during such period,

(c) any gains or losses on the sale or other disposition of investments or fixed or capital assets, any write-downs of assets, any charges associated with discontinued business activities, any excluded losses, or any tax expense associated with excluded gains,

(d) any net income or gains or net losses resulting from a change in accounting principles in accordance with GAAP; and

(e) extraordinary gains or losses or prior period adjustments of the Partnership and/or one or more Restricted Subsidiaries as determined in accordance with GAAP.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Partnership and/or one or more Restricted Subsidiaries (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Partnership and/or one or more Restricted Subsidiaries (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Partnership and/or one or more Restricted Subsidiaries, such disposition shall be deemed to have been made on and as of the first day of such calculation period.

"**Consolidated Net Worth**" means, without duplication and at any time and subject to Section 10.1(c):

(a) the sum of, without duplication (i) the value stated in the financial statements of the Partnership as partners' equity, plus (ii) the retained earnings of the Partnership and its Restricted Subsidiaries, in each case as such amounts would be shown on a consolidated balance sheet of the Partnership and its Restricted Subsidiaries as of such time, plus (iii) any other amounts as are required in connection with such consolidation, prepared in accordance with GAAP,

minus

(b) to the extent included in clause (a), all amounts properly attributable to minority interests, if any, in the stock and surplus of Restricted Subsidiaries.

"**Consolidated Total Assets**" means, at any time and subject to Section 10.1(c), the total assets of the Partnership and the Restricted Subsidiaries as determined in accordance with GAAP on a consolidated basis.

"**Constating Documents**" means the following:

(a) the Partnership Agreement;

(b) the Unanimous Shareholders Agreement;

(c) the Fund Declaration of Trust; and

(d) the other constating documents, by-laws, unanimous shareholders agreements or other formation or constitution documents of each Issuer Party.

"**Corporation Guarantee**" is defined in Section 2.2(b).

"**Crown**" means the federal government of Canada and the government of any of its provinces and territories.

"**Debt**" with respect to any Person means, at any time, without duplication,

(a) its liabilities for borrowed money determined in accordance with GAAP, and its liabilities under a bond, note or indenture, whether or not liabilities for borrowed money determined in accordance with GAAP; provided that for the purposes of determining the amount of such liabilities, any application of accounting principles to non-cash items relating to Swaps that would increase or decrease the principal amount of any liability for borrowed money shall be disregarded;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding all trade payables and other accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

(d) its liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not such Person has assumed or otherwise become liable for such liabilities);

(e) its liabilities in respect of acceptances, letters of credit, credit enhancement, or instruments serving a function similar to the foregoing, issued or accepted for such Person's account by banks or other financial institutions;

(f) its liabilities in respect of any Receivables Securitization Program; and

(g) any guarantee of such Person with respect to liabilities of a type described in any of clauses (a) through (f) above;

provided that in connection with any calculation of Debt of such Person, there shall be excluded therefrom Subordinated Debt, and there shall be included all obligations of such Person of the character described above to the extent such Person remains legally liable in respect thereof, notwithstanding that any such obligation is deemed to be extinguished under GAAP.

"**Debt Prepayment Application**" means, without duplication and with respect to any Transfer of property:

(a) the application by the Partnership or any Restricted Subsidiary of cash in an amount equal to the Net Proceeds Amount with respect to such Transfer to pay Senior Debt of any Issuer (other than Senior Debt in respect of any revolving credit or similar credit facility providing any Issuer with the right to obtain loans or other extensions of credit from time to time, except to the extent that in connection with such payment of Senior Debt the availability of credit under such credit facility is permanently reduced by an amount not less than the amount of such proceeds applied to the payment of such Senior Debt), and

(b) the offer of prepayment of the Notes pursuant to and in accordance with Section 10.6.

"**Default**" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"**Default Rate**" means in respect of amounts in U.S. Dollars, that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes, and (ii) 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its "base" or "prime" rate. In respect of amounts in Canadian Dollars, "**Default Rate**" means 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada.

"**Disposition Year**" is defined in Section 10.6(b)(iii)(B).

"**Eligible Reinvestments**" means, with respect to any Transfer which is not a Permitted Disposition, the investment of the Net Proceeds Amount (or a portion thereof) with respect to such Transfer to the acquisition by any Issuer or Restricted Subsidiary of operating assets of such Issuer or Restricted Subsidiary to be used in the business of such Person.

"**EnerPro**" means EnerPro Midstream Corp., a corporation incorporated under the laws of the Province of Alberta as a result of the amalgamation of KFIF Acquisition Ltd. and EnerPro Midstream Corp. (formerly EnerPro Midstream Inc. and EnerPro Midstream Company).

"**Environmental Laws**" means any and all Canadian and United States federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"**Equity Interests**" means, in the case of a corporation, shares of Capital Stock of any class or series, including warrants, rights, participating interests or options to purchase or otherwise acquire any class or series of Capital Stock or Securities exchangeable for or convertible into any class or series of Capital Stock, and in the case of any other Person or entity shall mean any class or series of units (including trust units), partnership interests, membership interests or like interests constituting equity, and in the case of each of the foregoing, any part or portion thereof or participation in any of the foregoing.

"**ERISA**" means the *U.S. Employee Retirement Income Security Act* of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**ERISA Affiliate**" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Partnership under Section 414 of the Code.

"**Event of Default**" is defined in Section 11.

"**Excess Cash Proceeds**" is defined in Section 10.6(c)(iii).

"**Fair Market Value**" means, at any time and with respect to any property, the sale value of such property that would be realized in an arm's-length sale at such time between an informed and willing buyer and an informed and willing seller (neither being under a compulsion to buy or sell).

"**Fund**" means KeySpan Facilities Income Fund, an Alberta trust.

"**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as from time to time amended as permitted hereunder.

"**GAAP**" means generally accepted accounting principles as in effect from time to time in Canada approved by the Canadian Institute of Chartered Accountants, or any successor institute.

"**Governmental Authority**" means:

(a) the government of (i) Canada, the United States of America, any province, state or other political subdivision thereof, or (ii) any jurisdiction in which the applicable Issuer or Restricted Subsidiary conducts all or any part of its business, or which asserts jurisdiction over any properties of the applicable Issuer or Restricted Subsidiary, or

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"**guarantee**" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any guarantee, the indebtedness or other obligations that are the subject of such guarantee shall be assumed to be direct obligations of such obligor.

"**Guarantor**" means any Person who provides a Senior Debt Guarantee.

"**Hazardous Material**" means any and all pollutants, toxic or hazardous wastes or any other substances that might pose a hazard to health or safety, the removal of which may be required or the generation, manufacture, refining, production, processing, treatment, storage, handling, transportation, transfer, use, disposal, release, discharge, spillage, seepage, or filtration of which is or shall be restricted, prohibited or penalized by any applicable law (including asbestos, urea formaldehyde foam insulation and polycholorinated biphenyls).

"**holder**" means, with respect to any Note, the Person in whose name such Note is registered in the register maintained by the applicable Issuer pursuant to Section 14.1.

"**Institutional Accredited Investor**" means an investor that is both (a) an "accredited investor" within the meaning of Rule 501(a)(1),(2),(3) or (7) under the *U.S. Securities Act* and (b) a bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company which has net assets of not less than Cdn. $5,000,000 as shown on its most recently prepared financial statements, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"**Institutional Investor**" means (a) any original Purchaser of a Note, (b) any holder of a Note holding more than 5% of the aggregate principal amount of the Notes then outstanding, and (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form.

"**Issuer Group**" means the Issuer Parties and all other Restricted Subsidiaries, and "**Issuer Group Entity**" means any Person within the Issuer Group.

"**Issuer Party**" means each Issuer and each Subsidiary Guarantor from time to time, and "**Issuer Parties**" means all of them.

"**Issuers**" is defined in the opening paragraph of this Agreement.

"**KECC**" means KeySpan Energy Canada Company, a Nova Scotia unlimited liability company.

"**KEDCO**" means KeySpan Energy Development Co., a Nova Scotia unlimited liability company.

"**KPL**" means KeySpan Production Ltd. (formerly known as Solex Production Ltd.), an Alberta corporation.

"**KeySpan Corporation**" means KeySpan Corporation, a New York corporation.

"**KeySpan LP**" means KeySpan Facilities Limited Partnership, an Ontario limited partnership.

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person, including any trust or right of set-off that exists for the purpose of securing payment of Debt.

"**Make-Whole Amount**" is defined in Section 8.7.

"**Managing Partner**" means KeySpan Canada Management Ltd., an Alberta corporation, or any successor Managing Partner appointed in accordance with the terms of the Partnership Agreement.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets, properties, or prospects of the Issuers and the Restricted Subsidiaries taken as a whole.

"**Material Adverse Effect**" means a material adverse effect on (a) the business, operations, financial condition, assets, properties, or prospects of the Issuers and the Restricted Subsidiaries taken as a whole, (b) the ability of the Issuer Parties taken as a whole to perform their obligations under this Agreement, the Notes or any other Note Document, (c) the validity or enforceability of this Agreement, the Notes or any other Note Document.

"**Memorandum**" is defined in Section 5.3.

"**Merge**" and "**Merger**" are defined in Section 10.5.

"**Multiemployer Plan**" means any Plan that is a "multiemployer plan" (as such term is defined in Section 4001(a)(3) of ERISA).

"**Net Proceeds Amount**" means, with respect to any Transfer of any property by any Person, an amount equal to the difference of:

(a) the aggregate amount of the consideration (valued at the Fair Market Value of such consideration at the time of the consummation of such Transfer) received by such Person in respect of such Transfer, minus

(b) all ordinary and reasonable out-of-pocket costs and expenses actually incurred by such Person in connection with such Transfer.

"**Non-U.S. Pension Plan**" means any plan, fund, or similar program established or maintained in Canada or any other jurisdiction (other than the United States of America) by an Issuer or a Restricted Subsidiary primarily for the benefit of employees of an Issuer or a Restricted Subsidiary residing outside the United States of America, which plan, fund or other similar program provides for retirement income for such employees or a deferral of income for such employees in contemplation of retirement and is not subject to ERISA or the Code.

"**Note Agreement (2003)**" means the Note Purchase Agreement dated August 26, 2003 between the Issuers and the purchasers listed in the purchaser schedule thereto.

"**Noteholders' Representative**" means Royal Bank of Canada or such other Person appointed from time to time as Noteholders' Representative under the Representative Appointment Agreement.

"**Notes**" means the U.S. Notes and the Canadian Notes, and each Note delivered in substitution or exchange for any such Notes.

"**Note Documents**" means this Agreement, the Notes outstanding hereunder, the Senior Debt Guarantees, the Senior Debt Security, the Collateral Agency Agreement, the Subordination Agreements and any Supplement.

"**Officer's Certificate**" means a certificate of a Senior Financial Officer or of any other officer of the Corporation or the Managing Partner whose responsibilities extend to the subject matter of such certificate.

"**PBGC**" means the Pension Benefit Guarantee Corporation referred to and defined in ERISA or any successor thereto.

"**Partnership Agreement**" means the general partnership agreement of KECP, initially entered into among Gulf Canada Resources Limited, KEDCO and KECC dated December 1, 1998, as amended September 23, 1999, as amended and restated as of December 1, 2002 among KEDCO, Solex Production Ltd. and KECC, as amended and restated as of May 30, 2003 among KEDCO, KPL, KECC, LP and the Managing Partner, as amended as of July 2, 2004 among KEDCO, KPL, KECC, LP, Enerpro and the Managing Partner, and as from time to time amended as permitted hereunder.

"**Partnership Guarantee**" is defined in Section 2.2(a).

"**Permitted Disposition**" means, as at any particular time, any of the following Transfers of assets of an Issuer or Restricted Subsidiary:

(a) any Transfer to an Issuer or Subsidiary Guarantor so long as immediately before and immediately after the consummation of any such Transfer and after giving effect thereto, no Default or Event of Default exists (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(b) any Transfer made in the ordinary course of business and involving only property that is either (i) inventory or other assets held for sale, or (ii) tangible personal property that is obsolete, or is being replaced in the ordinary course of business, or is no longer used in the operation of the business of the Issuers and the Restricted Subsidiaries;

(c) the sale or other liquidation of Cash Equivalents, provided that the proceeds of such sale or other liquidation constitute Cash Equivalents;

(d) any surrender or waiver of contract rights or settlement, release or surrender of contract, tort or other claims of any kind; and

(e) the grant of any Liens to the extent permitted by Section 10.3 of this Agreement.

"**Permitted Encumbrances**" means the following in respect of the property and assets of the Issuers and the Restricted Subsidiaries:

(a) Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the affected Issuer or Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(b) Liens of any judgments rendered, or claim filed, against an affected Issuer or Restricted Subsidiary which such Issuer or Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(c) Liens imposed or permitted by law, such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the affected Issuer or Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien such Issuer or Restricted Subsidiary shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(d) undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the affected Issuer or Restricted Subsidiary or its property or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by such Issuer or Restricted Subsidiary, provided that any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(e) Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Liens relate, for the affected Issuer or Restricted Subsidiary's portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money, provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by such Issuer or Restricted Subsidiary or such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(f) Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of any Issuer's or Restricted Subsidiary's properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(g) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any Issuer or Restricted Subsidiary (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables), which either alone or in the aggregate do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of the Issuers and the Restricted Subsidiaries taken as a whole;

(h) Liens arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money, provided that

(i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith, and

(ii) any such contest will involve no risk of loss of any Material part of the property of the Issuers and the Restricted Subsidiaries taken as a whole;

(i) Liens in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business operations of the affected Issuer or Restricted Subsidiary, provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such Lien in the conduct of the business of the Issuers and the Restricted Subsidiaries taken as a whole;

(j) the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) Liens created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, *provided* that (i) such agreement is entered into in the ordinary course of its business, on arms' length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Liens or equivalent remedies are provided by the other parties to such agreement for the benefit of an Issuer or Restricted Subsidiary in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Issuers and (iii) the Liens have not become the subject of realization actions under applicable law, or if they have: (1) such realization actions are being contested by an Issuer or Restricted Subsidiary, as applicable, diligently and in good faith by appropriate proceedings, and (2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;

(m) Liens securing Debt owing to an Issuer or Wholly-Owned Restricted Subsidiary;

(n) [Intentionally Deleted];

(o) Liens created or incurred after the date of the Closing given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the affected Issuer or Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase

price or cost of construction, as the case may be, of the property or assets to which they attach, <u>provided</u> that:

(i) the Lien shall attach solely to the property or assets acquired, purchased or constructed,

(ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be,

(iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the affected Issuer or Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or Fair Market Value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Managing Partner) or the cost of construction on the date of completion thereof, and

(iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(p) any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the affected Issuer or Restricted Subsidiary or its becoming an Issuer or Restricted Subsidiary, or any Lien existing on any property or assets acquired by the affected Issuer or Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), <u>provided</u> that

(i) each such Lien shall extend solely to the property or assets so acquired,

(ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and

(iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(q) Liens on property or assets subject to a Receivables Securitization Program;

(r) Liens to secure all Senior Debt on a *pari passu* basis;

(s) any licenses, royalties, gross overriding royalties or other similar burdens affecting an Issuer's or any Restricted Subsidiary's properties which are granted on an arm's length basis to third parties in the ordinary course of business and not in connection with the borrowing of money;

(t) Liens created or incurred to secure Debt of the affected Issuer or Restricted Subsidiary in addition to the Liens permitted by the preceding clauses, provided that:

(i) all Debt secured by such Liens shall have been created or incurred within the limitations provided in Sections 10.1 and 10.2, and

(ii) at the time of creation or incurrence of the Debt secured by such Liens and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto); and

(u) any extension, renewal or refunding of any Lien permitted by the preceding clauses [(n)], (o) or (p) of this definition in respect of the same property theretofore subject to such Lien in connection with the extension, renewal or refunding of the Debt secured thereby, provided that:

(i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding,

(ii) such Lien shall attach solely to the same such property,

(iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and

(iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto).

"**Person**" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, or a government or agency or political subdivision thereof.

"**Plan**" means an "employee benefit plan" (as defined in Section 3(3) of ERISA) that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Partnership, the Corporation or any ERISA Affiliate or with respect to which the Partnership, the Corporation or any ERISA Affiliate may have any liability.

"**Preferred Stock**" means any class of shares of a corporation that is preferred over any other class of shares of such corporation as to the payment of dividends or the payment of any amount upon liquidation or dissolution of such corporation.

"**Priority Debt**" means, without duplication:

(a) all Debt of the Issuers secured by a Lien created, incurred or permitted to exist within the limitations of clause (t) (or otherwise permitted by clauses (a) and (b)) of the definition of "Permitted Encumbrances", plus

(b) all Debt of any Restricted Subsidiary (but excluding Qualified Subsidiary Debt.).

"**Purchasers**" is defined in the first paragraph of this Agreement.

"**QPAM Exemption**" means Prohibited Transaction Class Exemption 84-14 issued by the U.S. Department of Labor.

"**Qualified Subsidiary Debt**" means, without duplication, (a) Debt of any Subsidiary Guarantor, (b) Debt of a Restricted Subsidiary owing to any Issuer or Wholly-Owned Restricted Subsidiary, (c) Debt of a Restricted Subsidiary existing on the date of its acquisition (provided that such Debt shall not have been incurred in contemplation of such Subsidiary being acquired and that immediately after giving effect to the acquisition of such Subsidiary, no Default or Event of Default would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto), and (d) Debt incurred in connection with the extension, renewal or refunding of the Debt referred to in clause (c) above, provided that such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding.

"**Receivables Securitization Program**" means any existing or future receivables securitization program entered into by an Issuer or Restricted Subsidiary.

"**Representative Appointment Agreement**" means the Representative Appointment Agreement dated as of September 30, 2004 among the Partnership, the Corporation, the Noteholders' Representative and the Purchasers.

"**Required Holders**" means, at any time, the holders of more than 66⅔% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by an Issuer or any of its Affiliates).

"**Responsible Officer**" means any Senior Financial Officer and any other officer of the Corporation or the Managing Partner with responsibility for the administration of the relevant portion of this agreement.

"**Restricted Payment**" in respect of any Person means, without duplication:

(a) dividends, royalties or other distributions or payments on or in respect of any class or series of Capital Stock or other Equity Interests of such Person;

(b) the purchase, retirement, redemption or acquisition, directly or indirectly, of any class or series of such Capital Stock or other Equity Interests or of warrants, rights or other options to purchase or acquire any class or series of such Capital Stock or other Equity Interests or of any participating interest factor relating to any class or series of Capital Stock or other Equity Interests;

(c) the return, directly or indirectly, of capital by such Person to the holder or holders of any class or series of Capital Stock or other Equity Interests of such Person;

(d) any other payment or distribution, directly or indirectly, on or in respect of any class or series of Capital Stock or other Equity Interests of such Person;

(e) any payment, prepayment, redemption or purchase, whether required or optional, of or in respect of interest, premium, if any, or principal of any (i) Debt owed to an Issuer or Restricted Subsidiary, or (ii) Subordinated Debt;

(f) transfer of any property (including money) to an Issuer or Restricted Subsidiary or any Affiliate thereof for a consideration less than its Fair Market Value; or

(g) the making of any loan by such Person;

(collectively, "**Distributions**"), <u>except</u> the following Distributions:

(A) a Distribution to an Issuer Party,

(B) a Distribution that consists solely of Equity Interests, or

(C) a Distribution on account of any Equity Interests of a Person that consists solely of Equity Interests of such Person,

which Distribution is made at a time when no Default or Event of Default exists or would exist (including, without limitation, under Sections 10.1(a) and 10.1(b), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto) as a result of making such Distribution.

"**Restricted Subsidiary**" means any Subsidiary of the Partnership:

(a) of which more than 80% (by number of votes) of the Voting Equity Capital is beneficially owned, directly or indirectly, by the Partnership or by one or more Restricted Subsidiaries, and

(b) which the Partnership designates as a Restricted Subsidiary pursuant to Section 9.10,

<u>provided</u> that anything contained in this Agreement to the contrary notwithstanding, each of the Corporation and KECC shall be and remain a Restricted Subsidiary at all times and any Subsidiary Guarantor shall be and remain a Restricted Subsidiary at all times prior to the release of its Subsidiary Guarantee pursuant to Section 9.8.

"**Sale**" and "**Sell**" are defined in Section 10.5.

"**Security**" has the same meaning as in Section 2(1) of the *U.S. Securities Act.*

"**Secured Parties**" has the meaning specified in the Collateral Agency Agreement.

"**Senior Credit Documents**" has the meaning specified in the Collateral Agency Agreement.

"**Senior Debt**" means collectively, all Debt owing from time to time to the lenders under the Bank Facilities, all Debt owing from time to time to the holders of notes under the Note Agreement (2003), all Debt owing from time to time under or in respect of hereunder and in respect of the Notes and all Swap Obligations and any other Debt (including other senior notes) at any time owing by any Issuer to any Secured Party pursuant to any of the Senior Credit Documents.

"**Senior Debt Guarantees**" means the Corporation Guarantee, the Partnership Guarantee and any Subsidiary Guarantees.

"**Senior Debt Security**" is defined in Section 13.1.

"**Senior Financial Officer**" means the chief financial officer, vice-president of finance, the treasurer or the comptroller of the Corporation or the Managing Partner.

"**Series A Make-Whole Amount**" is defined in Section 8.7.

"**Series A Notes**" is defined in Section 1.1.

"**Significant Bank**" means any bank (other than one to which an Issuer or a Restricted Subsidiary is indebted) organized under the laws of Canada or the United States, having capital, surplus and undivided profits aggregating at least U.S. $500,000,000 (or its equivalent in Canadian Dollars) and having outstanding senior unsecured indebtedness that is rated "A" or better by Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc. a New York corporation, or "A2" or better by Moody's Investors Services, Inc.

"**Subordinated Debt**" means, without duplication, any Debt of the Partnership or any Restricted Subsidiary which by its express terms provides that it is (a) expressly subordinated in right of payment to the Notes pursuant to a subordination agreement substantially in the form of the Subordination Agreement or otherwise in a form and substance acceptable to the holders of 100% of the outstanding principal amount of the Notes, (b) shall have a stated maturity date later than the maturity date of the Notes, (c) shall not provide for any required payments or prepayments thereof, and (d) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of Section 10.4.

"**Subordination Agreement**" is defined in Section 2.5.

"**Subsidiary**" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Notwithstanding the foregoing, a partnership, joint venture or other business association that is not a separate legal entity apart from the partners, joint venturers or owners thereof under applicable governing law, and whose assets and liabilities are therefore those of its partners, joint venturers or owners, shall not be a "**Subsidiary**" in and of itself. Unless the context otherwise clearly requires, any reference to a "**Subsidiary**" is a reference to a Subsidiary of the Partnership.

"**Subsidiary Guarantee**" is defined in Section 2.2(c).

"**Subsidiary Guarantor**" shall mean and include each Subsidiary which executes and delivers a Subsidiary Guarantee.

"**Subsidiary Stock**" means, with respect to any Person, the stock (or any options or warrants to purchase stock or other Securities exchangeable for or convertible into stock) of any Subsidiary of such Person.

"**Supplement**" is defined in Section 2.6.

"**Swap Obligations**" means all obligations and liabilities of any Issuer Party arising from time to time under any Swaps which are secured by the Senior Debt Security.

"**Swaps**" means, with respect to any Person, payment obligations with respect to interest rate swaps, currency swaps, commodity swaps and similar obligations obligating such Person to make payments, whether periodically or upon the happening of a contingency; provided that such swap arrangements are non-speculative and are entered into in the ordinary course of business.

"**Tax**" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature that is imposed by any Governmental Authority or any taxing authority thereof.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Tax Indemnity Amount**" is defined in Section 23(a)(i).

"**Transfer**" means, with respect to any Person, any transaction in which such Person sells, conveys, transfers or leases (as lessor) any of its property, including, Subsidiary Stock.

"**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement dated May 30, 2003 among the Managing Partner, the Fund and KEDCO, as amended from time to time as permitted hereunder.

"**Unrestricted Subsidiary**" means any Subsidiary that is not a Restricted Subsidiary.

"**U.S. $**" or "**U.S. Dollars**" shall mean lawful money of the United States of America in same day immediately available freely transferable funds, or, if such funds are not available, the form of money of the United States of America that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"**U.S. Notes**" is defined in Section 1.1.

"**U.S. Exchange Act**" means the U.S. *Securities Exchange Act* of 1934, as amended.

"**U.S.A. Patriot Act**" means United States Public Law 107-56, Uniting and Strengthening America By Providing Appropriate Tools Required To Intercept and Obstruct Terrorism (USA Patriot Act) Act of 2001.

"**U.S. Securities Act**" means the *U.S. Securities Act of 1933*, as amended from time to time.

"**Voting Equity Capital**" means, without duplication, Equity Interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

"**Wholly-Owned Restricted Subsidiary**" means, at any time, any Restricted Subsidiary one hundred (100%) of all the equity interests (except directors' qualifying shares) and voting interests of which are owned by any one or more of the Issuers and the other Wholly-Owned Restricted Subsidiaries at such time.

SCHEDULE 4.9

LEGAL STRUCTURE


KeySpan Corporation
Unit Holders
100%
100%
KeySpan Energy Development Co. ("KEDCO")
82.56%
KeySpan Facilities Income Fund (the "Fund")
100%
KeySpan Canada (LP) Ltd. ("KLP")
100% CT Notes
100% CT Units
100%
17.44%
KeySpan Facilities Commercial Trust ("Commercial Trust")
100%
EnerPro Midstream Corp. ("EnerPro")
KeySpan Production Ltd. ("KPL")
KeySpan Canada Management Ltd. (the "Managing Partner")
99.999%
KeySpan Facilities Limited Partnership ("KeySpan LP")
0.001%
0.005%
52.31174%
7.24828%
10.18998%
KeySpan Energy Canada Partnership (the "Partnership")
30.2400%
0.005%
100%
100%
KeySpan Energy Facilities Limited (the "Corporation")
KeySpan Energy Canada Company ("KECC")
80.826%
Rimbey Pipeline Co. Ltd. ("Rimbey")

SCHEDULE 5.4

SUBSIDIARIES AND AFFILIATES; OWNERSHIP OF PARTNERSHIP; DIRECTORS AND OFFICERS; DISTRIBUTION RESTRICTIONS

1. Subsidiaries of the Partnership

(a) The Corporation, a corporation under the laws of Alberta

(b) KECC, an unlimited liability company under the laws of Nova Scotia

(c) Rimbey Pipeline Co. Ltd., a corporation under the laws of Alberta

All capital and other equity interests of the Corporation and KECC are owned by the Partnership. The Corporation owns 80.826% of the common shares of Rimbey Pipeline Co. Ltd.

2. Affiliates of the Partnership (other than Subsidiaries)

KeySpan Corporation
KeySpan Energy Development Co.
KeySpan Facilities Income Fund
KeySpan Canada Management Ltd.
KeySpan Facilities Commercial Trust
KeySpan Facilities Limited Partnership
KeySpan Production Ltd.
EnerPro Midstream Corp.

The foregoing list does not include Subsidiaries or Affiliates of KeySpan Corporation which are controlled directly or indirectly by KeySpan Corporation (other than those listed above).

3. Ownership of the Partnership

KeySpan Energy Development Co.	-	7.24828%
KeySpan Production Ltd.	-	10.18998%
KeySpan Facilities Limited Partnership	-	52.31174%
EnerPro Midstream Corp.	-	30.2400%
KeySpan Canada Management Ltd.	-	0.005%
KeySpan Energy Canada Company		0.005%

4. Directors and Officers of the Corporation

Directors	**Officers**
James W. Bertram	James V. Bertram
David G. Smith	David G. Smith
David A. Sentes	Ken W. Merritt
	Jim Hunter
	Marzio Isotti
	Bradley Lock

5. Directors and Officers of the Managing Partner of the Partnership

Directors	**Officers**
E. Peter Lougheed	E. Peter Lougheed
James V. Bertram	James V. Bertram
Robert B. Catell	David G. Smith
Michael B.C. Davies	Ken W. Merritt
Nancy M. Laird	David A. Sentes
H. Neil Nichols	K. Jamie Urquhart
William R. Stedman	Bradley W. Lock
Wesley R. Twiss	Marzio Isotti

6. Distribution and Lien Restrictions

A. **Credit Agreement dated as of May 30, 2003:**

Clause 9.2(g) provides that the Issuers shall not, and that the Partnership shall ensure that each Loan Party (defined in the Credit Agreement as each of the Issuers and KeySpan Energy Canada Company ("**KECC**") together with any entity that becomes a subsidiary thereof and issues the required forms of guarantee and security) does not:

> "directly or indirectly make or give effect to Capital Distributions in respect of any Testing Period which exceed the Distributable Cash Flow attributable to such Testing Period by more than $1,000,000, or directly or indirectly make any Capital Distribution if a Default or Event of Default (as those terms are defined in the Credit Agreement) has occurred, is continuing at the time of, or will exist after giving effect to, the making of such Capital Distribution, other than a Capital Distribution made to a Loan Party other than KECC"

A "**Capital Distribution**" is defined in the Credit Agreement as including dividends or other distributions; payments in respect of the redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of equity interests; payments of principal, interest or other amounts in respect of indebtedness owed to affiliates; loans, advances, payments of management or consulting fees or reimbursement of costs made in favour of

a holder of equity interests, subject to certain exceptions; and the transfer to affiliates of assets for less than their fair market value.

"**Testing Period**" is defined as each period of four consecutive fiscal quarters.

"**Distributable Cash Flow**" is defined in the Credit Agreement as EBITDA (as defined in the Credit Agreement) of the Partnership for a Testing Period plus, without duplication, releases of cash reserves or any cash flow of a Loan Party from a period prior to the Testing Period which has not formed part of a prior distribution and net proceeds of dispositions of assets by the Loan Parties permitted hereunder, all as determined on a consolidated basis in accordance with Canadian generally accepted accounting principles, minus sustaining capital expenditures of the Loan Parties incurred in such Testing Period, principal payments made or required to have been made on Funded Debt of a Loan Party in such Testing Period to the extent funded from cash flow, non-sustaining capital expenditures of the Loan Parties to the extent funded from cash flow, and the amount of any cash reserve established or increased by a Loan Party during such Testing Period.

"**Funded Debt**" is defined as the amount (calculated on a consolidated basis for the Partnership) equal to the aggregate of indebtedness for borrowed money, all other obligations of a Loan Party in respect of which interest charges are customarily paid, and all obligations secured by any security interest existing on property owned by a Loan Party subject to such security interest, whether or not the obligations secured thereby shall have been assumed, but excluding intercorporate debt.

B. **Operating Facility Agreement dated as of May 30, 2003**:

In paragraph 9 of the Operating Facility Agreement dated as of May 30, 2003 among the Corporation and the Partnership, as borrowers, and Royal Bank of Canada, as operating lender, the Corporation and the Partnership agree to comply with the covenants set forth in Article 9 of the Credit Agreement listed immediately above.

C. **Note Agreement (2003)**:

Section 10.4 has a restriction on "**Restricted Payments**" equivalent to Section 10.4 of this Agreement.

D. **Partnership Agreement**:

Pursuant to Section 4.3 of the Partnership Agreement, the Partnership may not make any distributions to its partners without the consent of the Managing Partner, other than cash distributions made pursuant to Section 4.1 of the Partnership Agreement, and Liquidating Distributions made in accordance with Section 10.3 of the Partnership Agreement.

Pursuant to Section 6.2(c) of the Partnership Agreement, for so long as the partnership interest in the Partnership indirectly owned by the Fund is less than 50%, the affirmative vote of partners owning at least 75% of the partnership interest in the Partnership is

required for the borrowing of funds by the Partnership in an aggregate amount exceeding $30 million (not including any amounts borrowed under any revolving credit facilities) and the pledging of any assets of the Partnership as collateral security for such borrowing.

SCHEDULE 5.5

FINANCIAL STATEMENTS

The audited consolidated statements of financial position of KeySpan Energy Canada Partnership for the years ended December 31, 2002 and December 31, 2003 together with the consolidated statements of income and partners' equity and cash flows for the years then ended, together with the audit report

The unaudited *pro forma* consolidated statement of income of KeySpan Energy Canada Partnership for the year ended December 31, 2003 together with compilation report

The unaudited interim consolidated financial statements of KeySpan Energy Canada Partnership for the period ended June 30, 2004

SCHEDULE 5.15

EXISTING INDEBTEDNESS AND EXISTING LIENS

1. **Indebtedness of Issuer Parties as of September 24, 2004:**

Bank Facilities: outstanding Debt in the amount of CDN. $100,000,000 (approximately CDN. $90,000,000 of which will be repaid upon or shortly after Closing)

Note Agreement (2003):

Cdn. $20,000,000 5.42% Senior Secured Notes due August 26, 2008

Cdn. $52,500,000 5.79% Series A Senior Secured Notes due August 26, 2010

Cdn. $52,500,000 6.155% Series B Senior Secured Notes due August 26, 2013

2. **Liens (other than Senior Debt Security) Securing Debt as of Closing:**

Nil

3. **Specified Non-Permitted Liens:**

Nil

SCHEDULE 8.7

SWAPS

[*Notice to Reader: The contents of this schedule, which contains detailed information about certain currency and interest rate swap transactions entered into with certain purchasers of the notes, has been marked to be unreadable.]

SCHEDULE 9.10

FORM OF NOTICE OF DESIGNATION OF
<u>RESTRICTED SUBSIDIARY</u>

[Date]

To: All Holders of Notes

Ladies and Gentlemen:

<u>Re: Designation of Restricted Subsidiary</u>

We refer to the Note Purchase Agreement dated as of September 30, 2004 between KeySpan Energy Facilities Limited, KeySpan Energy Canada Partnership (the "**Partnership**") and the Purchasers named in the Purchaser Schedules attached thereto (the "**Note Purchase Agreement**"). Capitalized terms used herein have the meanings ascribed thereto in the Note Purchase Agreement.

Pursuant to Section 9.10 of the Note Purchase Agreement, we hereby notify you that the following Subsidiary was designated by the Partnership as a Restricted Subsidiary on • *[date]*:

Name of new Restricted Subsidiary	Jurisdiction of Incorporation/ Continuance/ Amalgamation	Jurisdictions in which it is registered to carry on business	Percentage ownership by the Partnership

We represent, warrant and covenant to each holder of a Note that:

each of the representations and warranties contained in Section 5 of the Agreement, insofar as they pertain to Subsidiaries or Restricted Subsidiaries, is true on and as of the date hereof with respect to the Restricted Subsidiary that is the subject of this notice;

as and from the date hereof, each of the covenants contained in the Note Purchase Agreement, insofar as they pertain to Restricted Subsidiaries, shall also apply with respect to the Restricted Subsidiary that is the subject of this notice; and

after giving effect to the designation herein referred to, no Default or Event of Default would occur or exist as a result of such designation.

Very truly yours,

KEYSPAN ENERGY CANADA PARTNERSHIP, by its Managing General Partner, KEYSPAN CANADA MANAGEMENT LTD.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

SCHEDULE 13.1

SENIOR DEBT SECURITY

1. Debenture in the original amount of CDN. $350,000,000 dated May 30, 2003 made by KeySpan Energy Canada Partnership in favour of the Collateral Agent, as amended by Supplemental Debenture dated as of September 30, 2004 to increase such amount to $700,000,000.

2. Debenture Pledge Agreement dated May 30, 2003 made by KeySpan Energy Canada Partnership in favour of the Collateral Agent.

3. Debenture in the amount of CDN. $350,000,000 dated May 30, 2003 made by KeySpan Energy Facilities Limited in favour of the Collateral Agent, as amended by Supplemental Debenture dated as of September 30, 2004 to increase such amount to $700,000,000.

4. Debenture Pledge Agreement dated May 30, 2003 made by KeySpan Energy Facilities Limited in favour of the Collateral Agent.

5. Securities Pledge made by KeySpan Energy Canada Partnership and acknowledged by KeySpan Energy Canada Company in favour of the Collateral Agent.

EXHIBIT 1.1A

FORM OF SERIES A SENIOR SECURED U.S. NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM.

KEYSPAN ENERGY FACILITIES LIMITED

5.23% SERIES A SENIOR SECURED NOTE DUE OCTOBER 1, 2009

No. • September 30, 2004

Cdn. $• PPN •

FOR VALUE RECEIVED, the undersigned, **KEYSPAN ENERGY FACILITIES LIMITED** (herein called the "**Corporation**"), a corporation organized and existing under the laws of the Province of Alberta, hereby promises to pay to •, or registered assigns, the principal sum of • CANADIAN DOLLARS on October 1, 2009, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.23% per annum from the date hereof, payable semi-annually, on the 30th day of March and September in each year, commencing on March 30, 2005 (provided, the interest payment to be made on September 30, 2009 shall be made on, and shall include interest accrued to and including, October 1, 2009) until the principal hereof shall have become due and payable, and (b) to the extent permitted by law on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount (as defined in the Note Purchase Agreement referred to below), payable semi-annually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.23% or (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada from time to time in Calgary, Alberta as its "base" or "prime" rate.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Note are to be made in lawful money of Canada in Calgary, Alberta or at such other place as the

Corporation shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.

This Note is one of a series of Senior Secured Notes (herein called the "**Notes**") issued or that may be issued pursuant to the Note Purchase Agreement dated as of September 30, 2004 (as from time to time amended or supplemented, the "**Note Purchase Agreement**"), among the Corporation, KeySpan Energy Canada Partnership and the respective Purchasers named therein and which Purchasers are entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement, and (ii) to have made the representations set forth in Section 6 of the Note Purchase Agreement. This Note is secured by the Senior Debt Security, the Partnership Guarantee and the Subsidiary Guarantees referred to in the Note Purchase Agreement.

This Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder's attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Corporation may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Corporation will not be affected by any notice to the contrary.

This Note is subject to optional pre-payment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

The Corporation and any and all endorsers, guarantors and sureties severally waive grace, demand, presentment for payment, notice of dishonour or default, notice of intent to accelerate, notice of acceleration (to the extent set forth in the Agreement), protest and diligence in collecting.

Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection, the Corporation agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all reasonable costs of collecting or attempting to collect this Note, including reasonable legal fees and expenses on a solicitor and his own client basis (including those incurred in connection with any appeal).

The Corporation, the Purchaser and the registered holder of this Note specifically intend and agree to limit contractually the amount of interest payable under this Note to the maximum amount of interest lawfully permitted to be charged under applicable law. Therefore, none of the

terms of this Note shall ever be construed to create a contract to pay interest at a rate in excess of the maximum rate permitted to be charged under applicable law, and neither the Corporation nor any other party liable or to become liable hereunder shall ever be liable for interest in excess of the amount determined at such maximum rate, and the provisions of paragraph 24(b) of the Note Purchase Agreement shall control over any contrary provision of this Note.

Interest on this Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period. All interest payable by the Corporation hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of "deemed reinvestment" shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

THIS NOTE IS INTENDED TO BE PERFORMED IN THE PROVINCE OF ALBERTA AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAW OF SUCH PROVINCE. The Corporation hereby submits to the non-exclusive jurisdiction of the Courts of the Province of Alberta in connection herewith.

KEYSPAN ENERGY FACILITIES LIMITED

By: ______________________________
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

EXHIBIT 2.2(a)

FORM OF PARTNERSHIP GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of the 30th day of September, 2004

BY:

KEYSPAN ENERGY CANADA PARTNERSHIP, an Alberta general partnership (the "**Guarantor**"),

IN FAVOUR OF:

The Persons who from time to time are holders of U.S. Notes under the Note Purchase Agreement (the **"Noteholders"** and each individually a **"Noteholder")**

RECITALS

The Guarantor has agreed to guarantee the payment and performance by KeySpan Energy Facilities Limited (the "**Corporation**") of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Noteholders as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Corporation**" has the meaning ascribed thereto in the recitals;

"**Guaranteed Obligations**" means all indebtedness, obligations and liabilities, whether of payment or performance, present or future, direct or indirect, absolute or contingent, matured or not, in any currency, which the Corporation has from time to time incurred or may from time to time incur under or in connection with or relating to the U.S. Notes and the other Note Documents outstanding from time to time;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Note Purchase Agreement**" means the Note Purchase Agreement dated September 30, 2004 among the Guarantor, the Corporation and the purchasers of notes named in Schedule A attached thereto or to any Supplement, as the same may be modified, amended, supplemented, restated and replaced from time to time, including by any Supplement;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

"**Tax**" has the meaning ascribed thereto in the Note Purchase Agreement.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Note Purchase Agreement.

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only

constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing. No failure or delay by the Noteholders in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Noteholders the due and punctual payment and performance of the Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, the Corporation shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Noteholders.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Noteholders from and against any and all losses, costs and expenses which they may suffer in any way as a result of the occurrence of any event or circumstance which is, or is expressed to be, an Event of Default under or with respect to any U.S. Note becoming for any reason whatsoever in whole or in part:

(i) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Noteholders in accordance with its terms, or

(ii) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by the Corporation but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by any Noteholder as a result of any Proceedings of or affecting any of the Corporation, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. Any Noteholder may concede or compromise any claim that

such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under or with respect to a U.S. Note, the Guarantor shall, on demand by or on behalf of Noteholders, forthwith pay to the Noteholders, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Noteholders shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against the Corporation or any other Person or any Senior Debt Security held by it or any other Secured Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Corporation to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Corporation to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Noteholders hereunder shall be received in trust for the Noteholders and forthwith upon receipt shall be paid over to the Noteholders, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Noteholders or be otherwise entitled to claim the benefit of any security now or hereafter held by any Noteholder in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Noteholders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied to the amounts due or to become due with respect to the U.S. Notes, whether matured or unmatured.

ARTICLE 4
PROTECTION OF HOLDERS OF U.S. NOTES

4.1 Defects in Creation of Guaranteed Obligations

No Noteholder shall be concerned to see or inquire into the capacity and powers of the Corporation or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Corporation in favour of the Noteholders shall be deemed to form part of the Guaranteed Obligations even though the Corporation may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Corporation or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf and notwithstanding that any Noteholder has specific notice of the capacity and powers of the Corporation or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(i) any amalgamation, merger, consolidation or reorganization of the Corporation or the Guarantor or any continuation of the Corporation or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(ii) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of the Corporation or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Corporation or the Guarantor becomes the property of any other Person;

(iii) any lack of validity, enforceability or value of any U.S. Note, any other Note Document or any other agreement or instrument relating thereto or to any security therefor;

(iv) any change in the time, manner or place of payment of, or in any other term of any U.S. Note, any other Note Document or any amendment or waiver thereof, or any consent to departure from any Note Document;

(v) any taking, exchange, release or non-perfection of any security, or any release or amendment or waiver of or consent to departure from any other guarantee for any U.S. Note or other Note Document;

(vi) any manner of application of any security or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Corporation or the Guarantor;

(vii) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of the Corporation or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(viii) any amendment or modification of or supplement to or other change in any U.S. Note or other Note Document;

(ix) any failure, omission or delay on the part of any Person to conform or comply with any term of any U.S. Note or other Note Document;

(x) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof; or which shall delay, interfere with, hinder or present, or in any way adversely affect, the performance by the Corporation or the Guarantor in its respective obligations under or in respect of the U.S. Notes or this Guarantee;

(xi) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of the Corporation to keep and perform any obligation, covenant or agreement under the terms of the U.S. Notes or this Guarantee;

(xii) any attachment, claim, demand, charge, Lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against either or the Corporation or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by either the Corporation or the Guarantor, or against any sums payable in respect of the U.S. Notes or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(xiii) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Corporation or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failure or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under or with respect to any U.S. Note and that notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Event of Default. If (i) an event permitting the exercise of remedies under any U.S. Note, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any U.S. Note, as the case may be, shall at any time be prevented by reason of the pendency against the Corporation of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such U.S. Note shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Noteholders

The Noteholders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(i) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any U.S. Note or other Note Document or any other agreement relating to any of the foregoing or, in whole or in part demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(ii) enforce or take action under or abstain from enforcing or taking action under any U.S. Note or other Note Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(iii) receive, give up, subordinate, release or discharge any security; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any security; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any security; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any security; or allow or abstain from allowing the Corporation or other Persons to deal with all or any part of such undertaking, property and assets;

(iv) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Corporation or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(v) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Corporation or any other

guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(vi) in whole or in part prove or abstain from proving any claim of the Noteholders in any Proceedings of or affecting the Corporation or any other Person; and

(vii) agree with the Corporation, any other guarantor or any other Person to do anything described in paragraphs (i) to (vi) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any security for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of any Noteholder or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. Neither the Noteholders nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof or any security for the Guaranteed Obligations or the Indemnified Amounts or any part thereof, including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Note Documents and all guarantees and other documents referred to in the Note Purchase Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Noteholders (including, without limitation, the fees and expenses of counsel for the Noteholders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Noteholders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Noteholders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of a Noteholder permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Security

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(i) any security or guarantee now or hereafter held by any Noteholder, and

(ii) the endorsement by the Guarantor of any notes or other documents,

and rights of the Noteholders under this Guarantee shall not be merged in any such other security, guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Noteholders except to the extent permitted under all of the Note Documents in effect at such time.

5.6 Communication

Any notice, demand, consent, approval or other communication from the Guarantor to any Noteholder, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Note Purchase Agreement. The address and telecopier number of the Guarantor and the contact person at the Guarantor shall be the same as that set forth in the Note Purchase Agreement.

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Noteholders and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the Corporation is required to pay such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Noteholders in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which a Noteholder is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which any Noteholder is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save such Noteholder harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action will apply irrespective of any indulgence granted by any Noteholder and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

5.11 Taxes

(a) All payments by the Guarantor under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or any other payment obligations, shall be made in full without any deduction or withholding on account of taxes or duties of whatsoever nature imposed or levied by or on behalf of Canada or any Governmental Authority in Canada having power to tax unless the Guarantor is prohibited by Applicable Law from doing so, in which event the Guarantor shall:

(i) forthwith pay to the Noteholder as additional interest on the principal amount of the U.S. Notes such additional amount (a "**Tax Indemnity Amount**") so that the net amount received by the Noteholder after payment of such deductions and withholdings will equal the full amount which would have been received by it had no such deduction or withholding been made;

(ii) pay to the relevant taxation or other authorities within the period for payment permitted by Applicable Law the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this paragraph (a)); and

(iii) furnish to the Noteholder promptly, as soon as available, an official receipt of the relevant taxation or other authorities involved for all amounts deducted or withheld as aforesaid.

(b) If as a result of any payment by the Guarantor under any U.S. Note, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or other payment obligations, any Noteholder is required to pay tax

under Part XIII of the Tax Act, then the Guarantor will, upon demand by such Noteholder, indemnify such Noteholder for the payment of any such taxes, together with any interest, penalties and expenses in connection therewith. All such amounts shall be payable by the Guarantor on demand and shall bear interest at the Default Rate calculated from the date demanded by such Noteholder to the date paid by the Guarantor;

(c) If, following any payment made by the Guarantor to any Noteholder under paragraph (a)(i) above or any indemnity payment made by the Guarantor to any Noteholder under paragraph (b) above, such Noteholder shall determine in its sole discretion if it has received or has been granted a refund, credit, allowance or remission in respect of the taxes or duties resulting in the payment thereof and such Noteholder is able to identify such refund, credit, allowance or remission as being attributable to such taxes or duties, such Noteholder shall, to the extent that it can do so without prejudice to the retention of the amount of such refund, credit, allowance or remission and without prejudice to the right of such Noteholder to obtain any other relief or allowance which may be available to it, reimburse the Guarantor with such amount as such Noteholder, acting reasonably, determines to be the amount of money attributable to such refund, credit, allowance or remission that may be paid by such Noteholder to leave it (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding or payment of tax which resulted in the payment under paragraph (a)(i) or (b) above. Such Noteholder may charge to the Guarantor (and may deduct from amounts reimbursable to the Guarantor hereunder) a fee reasonably determined by such Noteholder to compensate it for any additional effort expended or cost incurred in determining such credit or remission or allocating it to the Guarantor. Notwithstanding the foregoing, no Noteholder shall be obligated to disclose to the Guarantor, or any of its agents, any computation made by such Noteholder in connection with this Section 5.11(c) or any information regarding such Noteholder's tax status or affairs;

Notwithstanding the provisions of this Section 5.11 , no Tax Indemnity Amounts shall be payable (i) to any Noteholder which does not deal at arm's length (within the meaning of the Tax Act) with the Guarantor; (ii) to any Noteholder which is liable for any Tax by reason of it being or having been connected to Canada for any reason or in any capacity other than solely as a Noteholder; (iii) for or on account of any Tax that is imposed or withheld by reason of the failure of the Noteholder to complete, execute and deliver to the Guarantor any form or document to the extent applicable to such Noteholder that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered by the Guarantor in order to enable the Guarantor to make payments on the U.S. Notes without deduction or withholding for taxes, assessments or governmental charges, or with deduction of withholding of a lesser amount, which form or document shall be delivered within 60 days of a written request therefor by the Guarantor; *provided* that nothing in this clause (ii) shall require a Noteholder to disclose confidential or proprietary information; or (iv) in the case where such Noteholder is not a resident (within the meaning of the United States-Canada Income Tax Convention) of the United States of America, in excess of the amount which the Guarantor would have been

obligated to pay hereunder if such Noteholder were resident in the United States of America for the purposes of such treaty.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee as of the day and year first above written.

KEYSPAN ENERGY CANADA PARTNERSHIP, by its Managing General Partner, KEYSPAN CANADA MANAGEMENT LTD.

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

EXHIBIT 2.2(b)

FORM OF CORPORATION GUARANTEE

GUARANTEE

THIS GUARANTEE is made as of the • day of •, 200•,

BY:

KEYSPAN ENERGY FACILITIES LIMITED, an Alberta corporation (the "**Guarantor**"),

IN FAVOUR OF:

The Persons who from time to time are holders of Canadian Notes under the Note Purchase Agreement (the **"Noteholders"** and each individually a **"Noteholder")**

RECITALS

The Guarantor has agreed to guarantee the payment and performance by KeySpan Energy Canada Partnership (the "**Partnership**") of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Noteholders as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Guaranteed Obligations**" means all indebtedness, obligations and liabilities, whether of payment or performance, present or future, direct or indirect, absolute or contingent, matured or not, in any currency, which the Partnership has from time to time incurred or may from time to time incur under or in connection with or relating to the Canadian Notes and the other Note Documents outstanding from time to time;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Note Purchase Agreement**" means the Note Purchase Agreement dated September 30, 2004 among the Guarantor, the Partnership and the purchasers of notes named in Schedule A attached thereto or to any Supplement, as the same may be modified, amended, supplemented, restated and replaced from time to time, including by any Supplement;

"**Partnership**" has the meaning ascribed thereto in the recitals;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

"**Tax**" has the meaning ascribed thereto in the Note Purchase Agreement.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Note Purchase Agreement.

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing. No failure or delay by the Noteholders in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Noteholders the due and punctual payment and performance of the Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, the Partnership shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Noteholders.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Noteholders from and against any and all losses, costs and expenses which they may suffer in any way as a result of the occurrence of any event or circumstance which is, or is expressed to be, an Event of Default under or with respect to any Canadian Note becoming for any reason whatsoever in whole or in part:

(i) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Noteholders in accordance with its terms, or

(ii) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by the Partnership but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by any Noteholder as a result of any Proceedings of or affecting any of the Partnership, the Guarantor or any other Person or for any other reason whatsoever, all as though

such payment had not been made. Any Noteholder may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under or with respect to a Canadian Note, the Guarantor shall, on demand by or on behalf of Noteholders, forthwith pay to the Noteholders, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Noteholders shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against the Partnership or any other Person or any Senior Debt Security held by it or any other Secured Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Partnership to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Partnership to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Noteholders hereunder shall be received in trust for the Noteholders and forthwith upon receipt shall be paid over to the Noteholders, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Noteholders or be otherwise entitled to claim the benefit of any security now or hereafter held by any Noteholder in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Noteholders have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Noteholders and shall forthwith be paid to the Noteholders to be credited and applied to the amounts due or to become due with respect to the Canadian Notes, whether matured or unmatured.

ARTICLE 4
PROTECTION OF HOLDERS OF CANADIAN NOTES

4.1 Defects in Creation of Guaranteed Obligations

No Noteholder shall be concerned to see or inquire into the capacity and powers of the Partnership or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Partnership in favour of the Noteholders shall be deemed to form part of the Guaranteed Obligations even though the Partnership may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Partnership or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf and notwithstanding that any Noteholder has specific notice of the capacity and powers of the Partnership or any partners, directors, officers, employees or agents acting or purporting to act on its or the Managing Partner's behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(i) any amalgamation, merger, consolidation or reorganization of the Partnership or the Guarantor or any continuation of the Partnership or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(ii) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of the Partnership or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Partnership or the Guarantor becomes the property of any other Person;

(iii) any lack of validity, enforceability or value of any Canadian Note, any other Note Document or any other agreement or instrument relating thereto or to any security therefor;

(iv) any change in the time, manner or place of payment of, or in any other term of any Canadian Note, any other Note Document or any amendment or waiver thereof, or any consent to departure from any Note Document;

(v) any taking, exchange, release or non-perfection of any security, or any release or amendment or waiver of or consent to departure from any other guarantee for any Canadian Note or other Note Document;

(vi) any manner of application of any security or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of the Partnership or the Guarantor;

(vii) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of the Partnership or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(viii) any amendment or modification of or supplement to or other change in any Canadian Note or other Note Document;

(ix) any failure, omission or delay on the part of any Person to conform or comply with any term of any Canadian Note or other Note Document;

(x) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof; or which shall delay, interfere with, hinder or present, or in any way adversely affect, the performance by either of the Partnership or the Guarantor in its respective obligations under or in respect of the Canadian Notes or this Guarantee;

(xi) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of the Partnership to keep and perform any obligation, covenant or agreement under the terms of the Canadian Notes or this Guarantee;

(xii) any attachment, claim, demand, charge, Lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against either the Partnership or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by either of the Partnership or the Guarantor, or against any sums payable in respect of the Canadian Notes or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(xiii) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Partnership or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failure or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under or with respect to any Canadian Note and that notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Event of Default. If (i) an event permitting the exercise of remedies under any Canadian Note, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Canadian Note, as the case may be, shall at any time be prevented by reason of the pendency against the Partnership of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such Canadian Note shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Noteholders

The Noteholders may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(i) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Canadian Note or other Note Document or any other agreement relating to any of the foregoing or, in whole or in part demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(ii) enforce or take action under or abstain from enforcing or taking action under any Canadian Note or other Note Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(iii) receive, give up, subordinate, release or discharge any security; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any security; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any security; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any security; or allow or abstain from allowing the Partnership or other Persons to deal with all or any part of such undertaking, property and assets;

(iv) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Partnership or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(v) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Partnership or any other

guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(vi) in whole or in part prove or abstain from proving any claim of the Noteholders in any Proceedings of or affecting the Partnership or any other Person; and

(vii) agree with the Partnership, any other guarantor or any other Person to do anything described in paragraphs (i) to (vi) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any security for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of any Noteholder or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. Neither the Noteholders nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof or any security for the Guaranteed Obligations or the Indemnified Amounts or any part thereof, including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Note Documents and all guarantees and other documents referred to in the Note Purchase Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Noteholders (including, without limitation, the fees and expenses of counsel for the Noteholders on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Noteholders in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Noteholders of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of a Noteholder permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Security

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(i) any security or guarantee now or hereafter held by any Noteholder, and

(ii) the endorsement by the Guarantor of any notes or other documents,

and rights of the Noteholders under this Guarantee shall not be merged in any such other security, guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Noteholders except to the extent permitted under all of the Note Documents in effect at such time.

5.6 Communication

Any notice, demand, consent, approval or other communication from the Guarantor to any Noteholder, or vice versa, will be in writing and will be sufficiently given or made if given in the manner prescribed in the Note Purchase Agreement. The address and telecopier number of the Guarantor and the contact person at the Guarantor shall be the same as that set forth in the Note Purchase Agreement.

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its successors and permitted assigns and enure to the benefit of the Noteholders and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the Partnership is required to pay such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Noteholders in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which a Noteholder is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which any Noteholder is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save such Noteholder harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action will apply irrespective of any indulgence granted by any Noteholder and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee as of the day and year first above written.

KEYSPAN ENERGY FACILITIES LIMITED

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

EXHIBIT 2.2(c)

FORM OF SUBSIDIARY GUARANTEE

SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of the • day of •, 20•,

BY:

• (the "**Guarantor**"),

IN FAVOUR OF:

ROYAL BANK OF CANADA, as collateral agent (the "**Collateral Agent**") and includes such Person's successors and assigns as Collateral Agent pursuant to the Collateral Agency Agreement, including any replacement or substituted Collateral Agent contemplated by the Collateral Agency Agreement.

RECITALS

The Guarantor has agreed to guarantee the payment and performance by the Borrowers of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Collateral Agent and the Secured Parties as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Borrowers**" mean KeySpan Energy Canada Partnership and KeySpan Energy Facilities Limited and their permitted successors and permitted assigns, and "**Borrower**" means either one of them;

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement made as of August 26, 2003 among KeySpan Energy Canada Partnership and KeySpan Energy Facilities Limited, as borrowers, Royal Bank of Canada as Operating Lender, Royal Bank of Canada, as agent for the lenders under the Credit Agreement, the Senior Noteholders party thereto, the Additional Lenders party

thereto, and Royal Bank of Canada, as collateral agent, as the same may be modified, amended, supplemented, restated and replaced from time to time;

"**Guaranteed Obligations**" means all indebtedness, obligations and liabilities, whether of payment or performance, present or future, direct or indirect, absolute or contingent, matured or not, in any currency, in connection with or relating to any Senior Obligations outstanding from time to time;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Secured Party, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Collateral Agency Agreement

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing. No failure or delay by the Collateral Agent or other Secured Party in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Collateral Agent and the Secured Parties the due and punctual payment and performance of all Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, either of the Borrowers shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Collateral Agent for and on behalf of itself and the Secured Parties.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Collateral Agent and the Secured Parties from and against any and all losses, costs and expenses which they may suffer in any way as a result of the occurrence of any event or circumstance which is, or is expressed to be, a Default or Event of Default under a Senior Credit Document, or any Senior Credit Document becoming for any reason whatsoever in whole or in part:

(i) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Collateral Agent or the Secured Parties in accordance with its terms, or

(ii) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by any Borrower but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by the Collateral Agent or any Secured Party as a result of any Proceedings of or affecting either of the Borrowers, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. The Collateral Agent or any Secured Party may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under a Senior Credit Document, the Guarantor shall, on demand by or on behalf of the Collateral Agent, forthwith pay to the Collateral Agent, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Collateral Agent shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against either of the Borrowers or any other Person or any Security Interest held by it or any Secured Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Borrowers to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Borrowers to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Collateral Agent hereunder shall be received in trust for the Collateral Agent and the Secured Parties and forthwith upon receipt shall be paid over to the Collateral Agent, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Collateral Agent or any Secured Party or be otherwise entitled to claim the benefit of any Security Interest now or hereafter held by the Collateral Agent or any Secured Party in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Collateral Agent and the Secured Parties have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Collateral Agent and the Secured Parties and shall forthwith be paid to the Collateral Agent to be credited and applied to the amounts due or to become due with respect to the Senior Credit Documents, whether matured or unmatured.

3.4 Enforcement Through Collateral Agent

The Guarantor acknowledges and agrees that the rights of any of the Secured Parties hereunder may be exercised in whole or in part by the Collateral Agent on behalf of such Secured Parties.

ARTICLE 4
PROTECTION OF COLLATERAL AGENT AND THE SECURED PARTIES

4.1 Defects in Creation of Guaranteed Obligations

None of the Collateral Agent or the Secured Parties shall be concerned to see or inquire into the capacity and powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Borrowers in favour of the Collateral Agent and the Secured Parties shall be deemed to form part of the Guaranteed Obligations even though the Borrowers may not be legal entities or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf and notwithstanding that the Collateral Agent or the Secured Parties have specific notice of the capacity and powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(i) any amalgamation, merger, consolidation or reorganization of either of the Borrowers or the Guarantor or any continuation of either of the Borrowers or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(ii) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of either of the Borrowers or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of either of the Borrowers or the Guarantor becomes the property of any other Person;

(iii) any lack of validity, enforceability or value of any Senior Credit Document or any other agreement or instrument relating thereto or to any Security Interest therefor;

(iv) any change in the time, manner or place of payment of, or in any other term of any Senior Credit Document or any amendment or waiver thereof, or any consent to departure from any Senior Credit Document;

(v) any taking, exchange, release or non-perfection of any Security Interest, or any release or amendment or waiver of or consent to departure from any other guarantee for any Senior Credit Document;

(vi) any manner of application of any Security Interest or proceeds of realization thereof, or any manner of sale or other disposition of any collateral or any other assets of either of the Borrowers or the Guarantor;

(vii) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of either of the Borrowers or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(viii) any amendment or modification of or supplement to or other change in any Senior Credit Document;

(ix) any failure, omission or delay on the part of any Person to conform or comply with any term of any Senior Credit Document;

(x) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof or which shall delay, interfere with, hinder or prevent, or in any way adversely affect, the performance by either of the Borrowers or the Guarantor in its respective obligations under or in respect of the Senior Credit Documents or this Guarantee;

(xi) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of any Borrower to keep and perform any obligation, covenant or agreement under the terms of the Senior Credit Documents or this Guarantee;

(xii) any attachment, claim, demand, charge, lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments,

expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred by or against either of the Borrowers or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by either of the Borrowers or the Guarantor, or against any sums payable in respect of the Senior Security Documents or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(xiii) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, either of the Borrowers or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failures or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under any Senior Credit Document and that notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Default and Event of Default. If (i) an event permitting the exercise of remedies under any Senior Credit Document, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Senior Credit Document, as the case may be, shall at any time be prevented by reason of the pendency against either of the Borrowers of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such Senior Credit Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Collateral Agent and the Secured Parties

The Collateral Agent and the Secured Parties may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(i) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Senior Credit Document or any other agreement relating to any of the foregoing or, in whole or in part

demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(ii) enforce or take action under or abstain from enforcing or taking action under any Senior Credit Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(iii) receive, give up, subordinate, release or discharge any Security Interest; supplement, amend, restate, substitute, renew, abstain from renewing, perfect or abstain from perfecting or maintaining the perfection of any Security Interest; enforce, take action under or realize in any manner or abstain from enforcing, taking action under or realizing any Security Interest; deal with or abstain from dealing with all or any part of the undertaking, property and assets subject to any Security Interest; or allow or abstain from allowing either of the Borrowers or other Persons to deal with all or any part of such undertaking, property and assets;

(iv) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to either of the Borrowers or to any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(v) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with either of the Borrowers or any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(vi) in whole or in part prove or abstain from proving any claim of the Collateral Agent or the Secured Parties in any Proceedings of or affecting either or both of the Borrowers or any other Person; and

(vii) agree with the Borrowers, any other guarantor or any other Person to do anything described in paragraphs (i) to (vii) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

No loss of or in respect of any Security Interest for the Guaranteed Obligations, the Indemnified Amounts or any part thereof, whether occasioned through the fault of the Collateral Agent or any Secured Parties or otherwise, shall discharge, diminish or in any way affect the liability of the Guarantor hereunder. None of the Collateral Agent or any Secured Party nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof or any Security Interest for the Guaranteed Obligations or the Indemnified Amounts or any part thereof including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Senior Credit Documents and all guarantees and other documents referred to in the Collateral Agency Agreement and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Collateral Agent and the Secured Parties (including, without limitation, the fees and expenses of counsel for the Collateral Agent and the Secured Parties on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Collateral Agent or any Secured Party in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Collateral Agent or the Secured Parties of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Collateral Agent or any Secured Party permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Security

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(i) any Security Interest or guarantee now or hereafter held by the Collateral Agent or any Secured Party, and

(ii) the endorsement by the Guarantor of any notes or other documents,

and rights of the Collateral Agent and the Secured Parties under this Guarantee shall not be merged in any such other Security Interest, guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Secured Parties except to the extent permitted under all of the Senior Credit Documents in effect at such time.

5.6 Communication

Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section 5.6. Demands, notices and other communications shall be addressed as follows:

(a) **Collateral Agent:**

Royal Bank of Canada
11th Floor, Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Senior Manager
Fax: (403) 292-3890

(b) **Guarantor:**

•

Attention: •
Fax: •

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its partners and their respective successors and permitted assigns and enure to the benefit of the Collateral Agent, the Secured Parties and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Taxes

If any payment made by the Guarantor to the Collateral Agent or any Secured Party becomes subject to any withholding or deduction with respect to Taxes, the Guarantor shall also duly and punctually pay to the Collateral Agent or such Secured Party such additional amount (if any) as would have been payable by the applicable Borrower or Borrowers under the applicable Senior Credit Documents as a result of such withholding or deduction if such payment were being made by such Borrower or Borrowers, and for such purposes such additional amount shall be determined as if the applicable withholding tax provisions from the applicable Senior Credit Documents were incorporated herein mutatis mutandis. In any such circumstance, the Guarantor

shall also promptly remit to the Collateral Agent the relevant official receipts or other evidence satisfactory to the Collateral Agent evidencing payment to the appropriate taxing authority of each such Tax by the Guarantor on behalf of the Collateral Agent or such Secured Party.

5.11 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the applicable Borrower is required to pay such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Collateral Agent in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which the Collateral Agent is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which the Collateral Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save the Collateral Agent and the Secured Parties harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Collateral Agent or the Secured Parties and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

IN WITNESS WHEREOF the parties hereto have executed this Guarantee as of the day and year first above written.

•

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

ROYAL BANK OF CANADA,
as Collateral Agent

Per: ____________________________
•

EXHIBIT 2.5

FORM OF SUBORDINATION AGREEMENT

SUBORDINATION AGREEMENT

This Agreement dated as of _____,

AMONG:

•, a [corporation] • under the law of • (referred to herein as the "**Subordinated Party**")

- and -

KEYSPAN ENERGY CANADA PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta ("**KECP**")

- and -

KEYSPAN ENERGY FACILITIES LIMITED, a corporation formed under the laws of the Province of Alberta ("**KEFL**")

(each of KECP and KEFL are collectively referred to herein as the "**Borrowers**")

- and -

ROYAL BANK OF CANADA, in its capacity as Collateral Agent for and on behalf of itself and the Secured Parties (the "**Collateral Agent**")

WHEREAS:

A. The Borrowers are indebted to the Secured Parties under the Credit Agreement, the Senior Notes and the other Senior Credit Documents.

B. It is a condition precedent of the Secured Parties advancing or continuing to provide advances to the Borrowers under the Credit Documents that the Subordinated Party agrees to postpone and subordinate, in favour of the Secured Parties and the Collateral Agent, the Subordinated Obligations and all rights of the Subordinated Party with respect thereto, all on the terms and subject to the conditions herein contained, and the Subordinated Party has agreed to do so.

NOW THEREFORE, in consideration of the premises and the mutual covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto covenant and agree as follows:

1. **Definitions**

In this Agreement, unless the context otherwise requires, terms defined in the identification of the parties, the recitals and the body hereof shall have those meanings, and the following terms shall have the following meanings:

"**Agreement**" means this subordination agreement, as amended, supplemented, restated or replaced from time to time;

"**Capital Distribution**" by a Person means:

(a) any declaration or payment by the Person of any dividend or other distribution on or in respect of any of the share capital of or partnership interests in such Person;

(b) any payment by the Person in respect of the redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of any Voting Shares or any share or equity rights in or in relation to its capital or equity;

(c) any payment by the Person of any amount of principal, interest or other amounts in respect of any loan or other indebtedness which is owed to any of its Affiliates;

(d) any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a holder of Voting Shares in respect of the Person or an Affiliate of such holder **[in KECC and KCML Subordination Agreements, insert following proviso ", but excluding any payment pursuant to the indemnity and reimbursement obligations for employee remuneration and third party expenses incurred in the ordinary course of business in favour of the Subordinated Party pursuant to either the Administration Agreement dated as of May 30, 2003 among KECP, KeySpan Facilities Income Fund, KeySpan Facilities Commercial Trust, KeySpan Facilities Limited Partnership and KeySpan Canada Management Ltd. or the Administrative (Employee) Services Agreement entered into on May 30, 2003 among KeySpan Energy Canada Company, KECP and KeySpan Canada Management Ltd."]**; or

(e) the transfer by such Person of any property or assets for consideration of less than its or their fair market value to any of its Affiliates.

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement made as of August 26, 2003 among, KECP, KEFL, as borrowers, Royal Bank of Canada as Operating Lender, Royal Bank of Canada, as agent for the lenders under the Credit Agreement, the Senior Noteholders party thereto, the Additional Lenders party thereto, and Royal Bank of Canada, as collateral agent, as the same may be modified, amended, supplemented, restated and replaced from time to time;

"**Credit Agreement**" means the credit agreement dated as of May 30, 2003 among KECP and KEFL, as borrowers, certain Secured Parties and the agent and the Collateral Agent, as amended, supplemented, restated or replaced from time to time;

"**Default**" means the occurrence and continuance of either (a) a Default or an Event of Default under and as defined in any of the Senior Credit Documents or (b) a default or event of default under any agreement or instrument governing the Subordinated Obligations; and

"**Subordinated Obligations**" means any right or entitlement the Subordinated Party has to receive Capital Distributions from the Loan Parties and any and all present and future indebtedness, liabilities and obligations of the Borrowers and the Loan Parties to the Subordinated Party.

Capitalized terms used in this Agreement and not otherwise defined herein shall have the same meanings as are attributed to such terms from time to time in the Collateral Agency Agreement.

2. **Headings**

The division of this Agreement into articles, sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

3. **Interpretation**

In this Agreement:

(a) the terms "hereof", "herein", "hereunder" and similar expressions refer, unless otherwise specified, to this Agreement taken as a whole and not to any particular article, section or subsection;

(b) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(c) all references to particular articles, sections or subsections refer, unless otherwise specified, to articles, sections or subsections of this Agreement, as the case may be; and

(d) words and terms denoting inclusiveness, whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

4. **General Postponement and Subordination**

Except for payments expressly permitted by Section 7 of this Agreement,

(a) the Subordinated Obligations shall be and are hereby expressly postponed and made fully subordinate in right of payment to the prior payment in full of the Senior Obligations, and the Subordinated Party shall not accept any payment, prepayment, repayment or other distribution or satisfaction of or with respect to all or any portion of the Subordinated Obligations (in each case, whether in cash, property, securities or otherwise) prior to the full and final payment of the Senior Obligations; and

(b) any and all claims arising in respect of the Subordinated Obligations shall be subordinate and rank subsequent to the Security Interests created by the Senior Security Documents.

Subject to Section 7 hereof, the foregoing postponement and subordination of the Subordinated Obligations shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the Secured Parties and the postponement and subordination of the Subordinated Obligations pursuant hereto shall not be affected by: (i) the time, sequence or order of creating, granting, executing, delivering or registering or failing to register any security notice, caveat, financing statement or other notice in respect of the Senior Security Documents or any Subordinated Obligation; (ii) subject to Section 7, the date of any payments made to the Subordinated Party under or in respect of the Subordinated Obligations, (iii) the time or sequence of giving any notice or the making of any demand in respect of the Senior Obligations, the Senior Security Documents or the Subordinated Obligations or the attachment, perfection or crystallization of the security constituted by the Senior Security Documents; (iv) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security Documents or the Subordinated Obligations, (v) the date of obtaining any judgment or the order of any bankruptcy court or any court administering bankruptcy, insolvency, receivership or similar proceedings as to the entitlement of either the Secured Parties or the Subordinated Party to any money or property of the Borrowers or any Loan Party, (vi) the giving or failing to give any notice, or the sequence of giving any notice to the Borrowers, any Loan Party, the Subordinated Party or any other person; (vii) the failure to exercise any power or remedy reserved to the Collateral Agent and the Secured Parties under the Senior Security Documents or to insist upon a strict compliance with any of the terms thereof; (viii) any priority that would (but for this Agreement) be granted to the Subordinated Party or the Subordinated Obligations by any applicable principle of law or equity; and (ix) the failure by the applicable Loan Party to comply with any of the terms or conditions of the Subordinated Obligations.

5. **Priority of Senior Obligations on Enforcement or Insolvency**

In the event of any dissolution, winding up, liquidation, readjustment, reorganization, bankruptcy, insolvency, receivership, creditor enforcement, realization or other similar creditor proceedings relating to the Borrowers or any Loan Party, or any of its or their respective property, assets or undertaking (whether voluntary or involuntary, partial or complete), or any other marshalling of the assets and liabilities of the Borrowers or any Loan Party, or (subject to obtaining the prior written consent of the Collateral Agent) any sale of all or substantially all of the assets of the Borrowers or any Loan Party, the Senior Obligations shall first be paid in full before the Subordinated Party shall be entitled to receive or retain any payment or Capital Distribution in respect of the Subordinated Obligations. In order to implement the foregoing:

(a) in the course of realization of the Senior Security Documents, the Collateral Agent, the Secured Parties and/or a receiver or receiver-manager of all or part of the property, assets or undertaking of the Borrowers or any Loan Party or any other enforcement Collateral Agent may sell, mortgage or otherwise dispose of the property, assets or undertaking of the Borrowers or any Loan Party in whole or in part in accordance with the provisions of the Senior Security Documents, free and clear of the Subordinated Obligations and without the approval of the Subordinated Party or any requirement to account to the Subordinated Party until after the full and final payment of all of the Senior Obligations. With respect to any such disposition of the property, assets or undertaking of the Borrowers or any Loan Party, each of the Subordinated Party and the Borrowers shall execute and deliver all such documents and instruments as may be requested by the Collateral Agent in connection therewith to give effect to such disposition of assets free

and clear of the Subordinated Obligations, including quit claims and all such other documents and instruments as may be requested by the Collateral Agent from time to time confirming that the Subordinated Obligations as they pertain to the assets disposed of, or being disposed of, have terminated and that such assets are no longer subject to the Subordinated Obligations; and

(b) all Capital Distributions or other payments of any kind or character (whether in cash, securities or other property) in respect of the Subordinated Obligations to which the Subordinated Party would be entitled if the Subordinated Obligations were not subordinated pursuant to this Agreement shall be paid and delivered directly to the Collateral Agent for application (in the case of cash) to, or as collateral (in the case of non-cash property or securities) for the payment or repayment of, the Senior Obligations.

6. **Receipt of Payments, Proceeds and Assets in Trust**

If the Collateral Agent gives the Subordinated Party written notice that a Default has occurred and is continuing, any Capital Distribution or other payment from the Borrowers or any Loan Party received by the Subordinated Party in respect of the Subordinated Obligations after receipt of such notice shall be received and held in trust by the Subordinated Party for the exclusive benefit of the Secured Parties and shall be forthwith paid or delivered to the Collateral Agent for the benefit of the Secured Parties. Notwithstanding any provision in this Agreement, the Subordinated Party shall have no liability or obligation in connection with any Capital Distribution or other payment which it has received before receipt of such notice and no longer retains, provided that none of the Subordinated Party or any Person responsible for the management or administration of all or any part of the affairs of the Subordinated Party or any officer or director of the Subordinated Party or any such Person knew or ought reasonably to have known that a Default had occurred and was continuing at the time it received or ceased to retain the Capital Distribution.

7. **Permitted Payments**

The Borrowers and the Loan Parties shall be entitled to pay, and the Subordinated Party shall be entitled from time to time to receive, directly or indirectly, a Capital Distribution on account of the Subordinated Obligations in accordance with the terms of the Subordinated Obligations if and only if no Default shall have occurred and be continuing or will occur as a result of such Capital Distribution.

8. **Prohibited Payments**

Without limiting the generality of Sections 4, 5 and 6 above, the Subordinated Party acknowledges, covenants and agrees that, after the occurrence and during the continuance of a Default, none of the Borrowers or any Loan Party shall be entitled to make any Capital Distribution or other payment to the Subordinated Party and the Subordinated Party shall not be entitled to receive any Capital Distribution or other such payment of or with respect to any Subordinated Obligation, without the prior written consent of the Collateral Agent on behalf of the Secured Parties.

Any payments received by a Subordinated Party in contravention of this Section 8 shall be forthwith paid to the Collateral Agent for the benefit of the Secured Parties. For greater

certainty, nothing in this Agreement shall be interpreted as permitting or authorizing or entitling (i) the Subordinated Party to receive any payment of or with respect to any of the Subordinated Obligations after the occurrence and during the continuance of a Default, or (ii) the Borrowers or any Loan Party to make any payment of or with respect to any of the Subordinated Obligations which is prohibited under this Agreement or any other Senior Credit Document.

9. **Restriction on Subrogation**

The Subordinated Party shall not exercise any rights which it may acquire by way of subrogation or contribution under this Agreement as a result of any payment made hereunder or otherwise until this Agreement has ceased to be effective in accordance with Section 15(a). If any amount is paid to the Subordinated Party on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 15(a), such amount shall be held in trust by the Subordinated Party for the benefit of the Secured Parties and shall be forthwith paid to the Collateral Agent for the benefit of the Secured Parties.

10. **Restricted Dealings by Subordinated Party with the Borrowers and Others**

Except with the prior written consent of the Collateral Agent on behalf of all Secured Parties, the Subordinated Party shall not take any collateral security for all or any portion of the Subordinated Obligations.

11. **Collateral Agent and Secured Parties Not Bound by Restrictions**

Each of the Borrowers and the Subordinated Party hereby acknowledge, covenant and agree that the liabilities and obligations of the Borrowers and the other Loan Parties to the Collateral Agent and the Secured Parties under or in respect of the Senior Obligations and the Senior Security Documents shall not be impaired, affected, reduced or limited by any failure by the Borrowers to comply with any restrictions on borrowing or granting security under the terms of any Subordinated Obligations, regardless of any knowledge thereof which the Collateral Agent or any Secured Party may have or be deemed to have or with which the Collateral Agent or the Secured Parties may be charged. Nothing contained in this Agreement or any other agreement or instrument relating to the Subordinated Obligations is intended to or shall prevent the Collateral Agent and the Secured Parties from exercising at any time and from time to time all rights and remedies under or in respect of the Senior Security Documents and the Senior Obligations.

12. **Dealings by the Collateral Agent and Secured Parties with the Borrowers**

Notwithstanding anything in this Agreement, the Subordinated Party acknowledges that the Collateral Agent and the Secured Parties shall be entitled to:

(a) lend monies or otherwise extend credit or accommodations to the Borrowers as part of the Senior Obligations;

(b) change, amend, waive, or depart from any term of any Senior Credit Document or any Senior Security Document, including without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of the Borrowers under any such documents;

(c) take any additional security from the Borrowers or any Loan Party;

(d) grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Borrowers, any Loan Party and any other person in respect of the Senior Obligations;

(e) waive timely and strict compliance with or refrain from exercising any rights under or relating to the Senior Obligations;

(f) accept or make any compositions, arrangements, plans of reorganization or compromises with the Borrowers, any Loan Party or any other person as the Secured Parties (or any of them) may deem appropriate in connection with the Senior Obligations;

(g) change, whether by addition, substitution, renewal, succession, assignment, grant of participation, transfer or otherwise, any of the Secured Parties (including the Collateral Agent);

(h) acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security interests relating to any Senior Security Documents, or allow the Borrowers, any Loan Party or any other person to deal with the property which is subject to such security interests, all as the Secured Parties may deem appropriate; and

(i) abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security interests for any Senior Obligations; and no loss in respect of any of the security interests received or held for and on behalf of the Secured Parties, whether occasioned by fault, omission or negligence of any kind (whether of the Collateral Agent or the Secured Parties or otherwise), shall in any way limit or impair the rights of the Secured Parties or the obligations of the Subordinated Party under this Agreement,

all of which may be done without notice to or consent of the Subordinated Party and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Party hereunder or any rights of the Secured Parties hereunder.

13. **Enforcement of Subordinated Obligations**

If the Subordinated Party shall become entitled to enforce any rights or remedies against the Borrowers or any Loan Party (including the right to accelerate the maturity of the Subordinated Obligations and to enforce the collection thereof) or any of their respective assets by reason of any default under any agreement or instrument relating to the Subordinated Obligations, the Subordinated Party shall promptly provide the Collateral Agent with written notice of any such default together with reasonable particulars thereof and the Subordinated Party shall not enforce any such rights or remedies prior to the full and final payment of the Senior Obligations. The Borrowers agree, for the benefit of the Collateral Agent and the Secured Parties, that in the event that any Subordinated Obligation is declared due and payable before its expressed maturity because of the occurrence of a Default with respect thereto: (1) the Borrowers will give prompt notice in writing of such happening to the Collateral Agent; and (2) all Senior Obligations shall forthwith become immediately due and payable upon demand, regardless of the expressed maturity thereof; and (3) the Subordinated Party shall not be entitled

to receive any payment or distribution until all Senior Obligations shall have been indefeasibly paid in full in cash.

14. **Representations and Warranties**

Each of the Subordinated Party and the Borrowers hereby represents and warrants to the Collateral Agent and the Secured Parties that this Agreement constitutes a valid and legally binding obligation, enforceable against each of the Subordinated Party and the Borrowers in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are available in the discretion of the court from which they are sought and general equitable principles.

15. **Continuing Subordination**

This Agreement shall create a continuing subordination and shall:

(a) remain in full force and effect until the Secured Parties have received full and final payment of the amount of the Senior Obligations, and the Senior Credit Documents to which any of the Secured Parties is a party have terminated in accordance with the terms thereof;

(b) be binding upon the Subordinated Party and the Borrowers and their respective successors and assigns (including any successor by reason of amalgamation); and

(c) enure, together with the rights and remedies of the Collateral Agent and the Secured Parties hereunder, to the benefit of and be enforceable by the Collateral Agent and the Secured Parties and their respective successors and assigns.

16. **Acknowledgement of Documentation**

The Subordinated Party hereby acknowledges that it has reviewed a copy of the terms of the Senior Credit Documents and the Senior Security Documents as currently in effect. The Subordinated Party hereby waives any entitlement they may have to receive copies of all amendments, modifications, supplements or restatements to any of the aforementioned documents (including the Senior Credit Documents) and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Obligations may arise or are guaranteed or secured. The Secured Parties shall have no obligation to ensure such receipt nor shall lack of receipt in any way affect the nature of the subordination and postponement of the Subordinated Obligations and the Subordinated Party's obligations hereunder in respect of the Senior Obligations thereby created or arising.

17. **Other Rights Not Affected**

The postponement and subordination provided for in this Agreement is in addition to and not in substitution for or limitation of any other agreement, right or other security by whomsoever given or at any time held by or for the benefit of the Collateral Agent and the Secured Parties in respect of the Senior Obligations, and nothing in this Agreement shall limit or

prejudice any of the contractual, common law or other rights of the Collateral Agent and the Secured Parties or the contractual, common law or other priority of the Senior Obligations insofar as such rights or priority arises or exists outside of this Agreement.

18. **Additional Covenants**

(a) [The Administrator, in its capacity as Administrator of the Fund, CT and LP, and not in its personal capacity, hereby acknowledges the subordination and postponement of the Subordinated Obligations to the Senior Obligations herein provided, and agrees that it shall not participate in any breach or violation of this Agreement.] [Insert if Fund, CT or LP is Subordinated Party.]

(b) The Subordinated Party shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Obligations or the Senior Security Documents, nor shall the Subordinated Party at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

(c) The Subordinated Party shall not at any time initiate a proceeding for bankruptcy or other similar proceeding relative to the Borrowers or any Loan Party.

19. **Notices**

All notices and other communications required or permitted hereunder shall be in writing and may be served (i) by delivering them to the recipient at the address for notice set forth below, provided that such delivery shall be during normal business hours of the recipient and shall be deemed received by the recipient once actually delivered as aforesaid, or (ii) by telecopier, or any other like method by which a written and recorded message may be sent, directed to the recipient at its telecopy number for notices set forth below, provided that such notices shall be deemed received by the recipient when actually received if sent within normal working hours of a business day of the recipient, or otherwise at the commencement of the next ensuing business day following transmission thereof, whichever is earlier, and (iii) as follows:

If to the Collateral Agent:

Royal Bank of Canada
Suite 1100 Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Senior Manager
Facsimile: (403) 292-3234

If to the Subordinated Party or the Borrowers:

1700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: •
Facsimile: •

20. **Amendments and Waivers**

(a) No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Collateral Agent (on behalf of the Secured Parties), the Subordinated Party and, solely if the obligations of the Borrowers hereunder are affected, the Borrowers.

(b) No failure on the part of the Secured Parties to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Any waiver of any provision of this Agreement or consent to any departure by any party therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way be or be construed as a waiver of any future requirement.

21. **Assignment by Secured Parties and Subordinated Party**

Each of the Subordinated Party and the Borrowers acknowledges and agrees that each of the Secured Parties shall have the right to assign, sell, participate or otherwise transfer all or any portion of their respective rights and benefits under this Agreement in connection with any assignment, sale, participation or other transfer of all or the corresponding portion of its rights and benefits under the Senior Credit Documents. The Subordinated Party shall not sell, assign, pledge, encumber or otherwise dispose of any of its Subordinated Obligations unless such sale, assignment, pledge, encumbrance or disposition is made expressly subject to the terms of this Agreement.

22. **Acknowledgement [NTD: To be inserted if Fund, CT or LP is Subordinated Party]**

The parties hereto acknowledge that the Administrator is entering into this Agreement in its capacity as authorized administrator on behalf of the **[Fund, CT or LP]** and as managing general partner of KECP and the obligations of the Subordinated Party hereunder shall not be personally binding upon the Administrator or any registered or beneficial holder of units of the Fund and that resort shall not be had to, nor shall recourse be sought from, any of the foregoing or the private property of any of the foregoing in any manner in respect of any indebtedness, obligation or liability of the Subordinated Party arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any. Nothing in this Section 22

shall restrict or limit the liability or obligations of the Administrator in its own capacity when acting other than as Administrator of the **[Fund, CT or LP]** or other than as managing general partner of KECP.

23. **Enurement**

This Agreement shall enure to the benefit of the Collateral Agent and the Secured Parties and their respective successors and assigns, and be binding upon the Subordinated Party and the Borrowers and their respective successors and permitted assigns (including their successors by reason of amalgamation).

24. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be treated in all respects as an Alberta contract. Each of the Subordinated Party and the Borrowers irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the Secured Parties to take proceedings in any other jurisdiction.

25. **Severability**

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

26. **Time of Essence**

Time shall be of the essence of this Agreement.

27. **Further Assurances**

Each of the Subordinated Party and the Borrowers shall, at the request of the Collateral Agent but at the expense of the Borrowers, as applicable, from time to time do or cause to be done all such further acts and things and execute and deliver all such further documents as the Collateral Agent on behalf of the Secured Parties may reasonably require in order to give effect to and carry out the terms of this Agreement. The Subordinated Party undertakes and agrees for the benefit of the Collateral Agent and the Secured Parties to execute, verify, deliver and file any proofs of claim within 30 days before the expiration of the time to file the same which the Collateral Agent may at any time require in order to prove and realize upon any rights or claims pertaining to the Subordinated Obligations and to effectuate the full benefit of the subordination contained herein; and upon failure of the Subordinated Party so to do, the Collateral Agent shall be deemed to be irrevocably appointed the agent and attorney-in-fact of the Subordinated Party to execute, verify, deliver and file any such proofs of claim.

[**28. Amendment and Restatement**

This Agreement amends and restates the Subordination Agreement dated as of August 26, 2003 among the parties hereto.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized representatives.

[NAME OF SUBORDINATED PARTY]

Per: ______________________________

Per: ______________________________

ROYAL BANK OF CANADA, as Collateral Agent

Per: ______________________________

Per: ______________________________

KEYSPAN ENERGY CANADA PARTNERSHIP,
by its managing general partner,
KEYSPAN CANADA MANAGEMENT LTD.

Per: ______________________________

Per: ______________________________

KEYSPAN ENERGY FACILITIES LIMITED

Per: ______________________________

Per: ______________________________

EXHIBIT 2.6

FORM OF SUPPLEMENT FOR ADDITIONAL NOTES

KEYSPAN ENERGY CANADA PARTNERSHIP

and

KEYSPAN ENERGY FACILITIES LIMITED

and

____

[NUMBER] SUPPLEMENT
TO NOTE PURCHASE AGREEMENT

Dated as of •, 20•

Re: CDN. $ ___________ _____% Series ____ Senior Secured Notes
due _____________

KEYSPAN ENERGY CANADA PARTNERSHIP
and
KEYSPAN ENERGY FACILITIES LIMITED

Date: ________________

To the Purchaser(s) named in
Schedule A hereto

Ladies and Gentlemen:

This [*Number*] Supplement to Note Purchase Agreement (the "___ **Supplement**") is among KeySpan Energy Canada Partnership (the "**Partnership**"), KeySpan Energy Facilities Limited (the "**Corporation**") and the institutional investors named on Schedule A attached hereto (the "**Purchasers**").

Reference is hereby made to the Note Purchase Agreement dated as of September 30, 2004 (the "**Note Purchase Agreement**") among the Corporation, the Partnership and the Purchasers listed on Schedule A thereto. All capitalized terms not otherwise defined herein shall have the same meanings as specified in the Note Purchase Agreement. Reference is further made to Section 4.16 of the Note Purchase Agreement which requires that, prior to the delivery of any Additional Notes, the Corporation, the Partnership and each Additional Purchaser shall execute and deliver a Supplement.

The Corporation and the Partnership hereby agree with the Purchaser(s) as follows:

1. The [Corporation] [Partnership] has authorized the issue and sale of $____ aggregate principal amount of its _____% Series ____ Senior Secured Notes due ______________ (the "**Series___ Notes**"). The Series ____ Notes are [if Corporation, "**U.S. Notes**"] [if Partnership, "**Canadian Notes**"], and together with the [U.S. Notes] [Canadian Notes] previously issued pursuant to the Note Purchase Agreement and each series of Additional Notes that are [U.S. Notes] [Canadian Notes] and which may from time to time hereafter be issued pursuant to the provisions of Section 2.6 of the Note Purchase Agreement, are collectively referred to as ["**U.S. Notes**"] ["**Canadian Notes**"] (such term shall also include any such notes issued in substitution therefor pursuant to Section 22 of the Note Purchase Agreement). The Series ____ Notes shall be substantially in the form set out in Exhibit 1 hereto with such changes therefrom, if any, as may be approved by the Purchaser(s) and the [Corporation] [Partnership].

2. Subject to the terms and conditions hereof and as set forth in the Note Purchase Agreement and on the basis of the representations and warranties hereinafter set forth, the [Corporation] [Partnership] agrees to issue and sell to each Purchaser, and each Purchaser agrees

to purchase from the [Corporation] [Partnership], Series ___ Notes in the principal amount set forth opposite such Purchaser's name on Schedule A hereto at a price of 100% of the principal amount thereof on the closing date hereinafter mentioned.

3. The sale and purchase of the Series __ Notes to be purchased by each Purchaser shall occur at the offices of Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, at 10:00 a.m. Calgary time, at a closing (the "**Closing**") on __________ or on such other Business Day thereafter on or prior to ______________, as may be agreed upon by the [Corporation] [Partnership] and the Purchasers. At the Closing, the [Corporation] [Partnership] will deliver to each Purchaser the Series _____ Notes to be purchased by such Purchaser in the form of a single Series ____ Notes (or such greater number of Series ___ Notes in denominations of at least $250,000 as such Purchaser may request) dated the date of the Closing and registered in such Purchaser's name (or in the name of such Purchaser's nominee), against delivery by such Purchaser to the [Corporation] [Partnership] or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the [Corporation] [Partnership] to account number [___] at __________________ Bank, [*Insert Bank address, ABA number for wire transfers, and any other relevant wire transfer information*]. If, at the Closing, the [Corporation] [Partnership] shall fail to tender such Series ____ Notes to any Purchaser as provided above in this Section 3, or any of the conditions specified in Section 4 shall not have been fulfilled to any Purchaser's satisfaction, such Purchaser shall, at such Purchaser's election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4. The obligation of each Purchaser to purchase and pay for the Series __ Notes to be sold to such Purchaser at the Closing is subject to the fulfillment to such Purchaser's satisfaction, prior to the Closing, of the conditions set forth in Section 4 of the Note Purchase Agreement (but adjusted to reflect the Series __ Notes to be purchased from the [Partnership] [Corporation] at the Closing) except that (i) the term "Closing" in Section 4 of the Note Purchase Agreement shall refer to the Closing hereunder, and (ii) the representations and warranties set forth in Section 5 of the Note Purchase Agreement shall be modified as set forth in Exhibit A hereto.

5. [*Here insert special provisions for Series ___ Notes including prepayment provisions applicable to Series ________ Notes (including Make-Whole Amount), closing conditions applicable to Series ________ Notes, provisions related to payments on non-business days applicable to Series ________ Notes and provisions related to the Interest Act (Canada) applicable to Series ________ Notes*].

6. Each Purchaser represents and warrants that the representations and warranties set forth in Sections 6.1 and 6.2 of the Note Purchase Agreement are true and correct on the date hereof with respect to the purchase of the Series ___ Notes by such Purchaser.

7. The Corporation, the Partnership and each Purchaser agree to be bound by and comply with the terms and provisions of the Note Purchase Agreement as fully and completely as if such Purchaser were an original signatory to the Note Purchase Agreement.

The execution hereof shall constitute a contract between the Corporation, the Partnership and the Purchaser(s) for the uses and purposes hereinabove set forth, and this agreement may be executed in any number of counterparts, each executed counterpart constituting an original by all together only one agreement.

KEYSPAN ENERGY CANADA PARTNERSHIP, by its managing general partner, KEYSPAN CANADA MANAGEMENT LTD.

By: ______________________________
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

KEYSPAN ENERGY FACILITIES LIMITED

By: ______________________________
Name: David G. Smith
Title: Senior Vice President and Chief Financial Officer

Accepted as of ___________, 20___

[VARIATION]

By: ______________________________
[Title]

INFORMATION RELATING TO PURCHASERS

Name and Address of Purchaser	**Principal Amount of Series ______ Notes to be Purchased**

(1) All payments by wire transfer of immediately available funds to:

with sufficient information to identify the source and application of such funds.

(2) All notes of payments and written confirmations of such wire transfers:

(3) All other communications:

EXHIBIT A TO ___ SUPPLEMENT

Supplemental Representations

Each of the Corporation and the Partnership represents and warrants to each Purchaser that except as hereinafter set forth in this Exhibit A, each of the representations and warranties set forth in Section 5 of the Note Purchase Agreement is true and correct as of the date hereof with respect to the Notes with the same force and effect as if each reference to the "**Notes**" set forth therein was modified to refer the "**Series _____ Notes**" and each reference to "**this Agreement**" therein was modified to refer to the Note Purchase Agreement as supplemented by the ___ Supplement. The Section references hereinafter set forth correspond to the similar sections of the Note Purchase Agreement which are supplemented hereby:

Section 5.3 Disclosure. The Issuers, through their placement agent, •, have delivered to each Purchaser a copy of a [Private Placement Memorandum] dated • (the "**Memorandum**"), relating to the transactions contemplated by the ___ Supplement. The Memorandum fairly describes, in all material respects, the general nature of the business and principal properties of the Issuers. The Note Documents, the Memorandum, the documents, certificates or other writings delivered to the Purchasers by or on behalf of each Issuer in connection with the transactions contemplated by the Note Purchase Agreement and the ___ Supplement and the financial statements listed in Schedule 5.5 to the ___ Supplement, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Memorandum, or in the financial statements listed in Schedule 5.5 to the ___ Supplement, since • there has been no change in the business, operations, affairs, financial condition, assets, properties or prospects of the Issuer Group except changes that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect. There is no fact known to any Issuer Group Entity that could reasonably be expected to have a Material Adverse Effect that has not been set forth herein or in the Memorandum.

Section 5.4 Organization and Ownership of Shares of Subsidiaries.

(a) Currently, the [Corporation and KECC] are the only Subsidiaries of the Partnership and [there are no Subsidiaries of the Corporation]. Schedule 5.4 to the ___ Supplement contains (except as noted therein) complete and correct lists of:

(i) Subsidiaries, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital shares or similar equity interests outstanding owned by the Partnership and each other Subsidiary;

(ii) Affiliates, other than Subsidiaries;

(iii) directors and officers of the Corporation; and

(iv) directors and officers of the Managing Partner of the Partnership.

(b) All of the outstanding shares or similar equity interests of each Subsidiary shown in Schedule 5.4 to the ___ Supplement as being owned by the Partnership have been validly issued, are fully paid and non-assessable and are owned by the Partnership and its Subsidiaries free and clear of any Lien except the Senior Debt Security.

(c) No Issuer Group Entity is a party to, or otherwise subject to any legal restriction or any agreement (other than the Note Documents, the Constating Documents which impose the restrictions specified in Schedule 5.4 to the ___ Supplement, the agreements associated with the Bank Facilities which impose the restrictions specified in Schedule 5.4 to the ___ Supplement, the Note Agreement (2003) which imposes the restrictions specified in Schedule 5.4 to the ___ Supplement, and customary limitations imposed by corporate law or legally equivalent statutes) restricting:

(i) its ability to pay dividends out of profits or make any other similar distributions of profits to its equity owners; or

(ii) its ability to create the Liens of the Senior Debt Security.

(d) No Issuer Group Entity is a party to any agreement or instrument that provides for the general management or administration of its business, property or affairs by any Person, except for the Constating Documents which provide for such matters.

(e) Each Subsidiary identified in Schedule 5.4 to the ___ Supplement is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation or other legal entity and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

Section 5.13 Private Offering by each of the Corporation and the Partnership.

(a) Neither the Issuers nor anyone acting on their behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and not more than • other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Issuers nor anyone acting on their behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the *U.S. Securities Act*.

(b) Assuming the accuracy of the representations and warranties of the Purchasers set forth in Section 6 of the Note Purchase Agreement, the sale of the Notes hereunder is exempt from the registration and prospectus delivery requirements of the *U.S. Securities Act*. In the case of each offer or sale of the Notes, no form of general solicitation or general advertising was used by the Issuers, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(c) No securities similar to the Notes have been issued and sold by the Issuers within the six-month period immediately prior to the date hereof. None of the securities issued by the Issuers within such six-month period could be integrated with the issuance of the Notes as a single offering for purposes of the *U.S. Securities Act*, and the Issuers agree that they will not, nor will any authorized Person acting on their behalf, offer or sell any Notes, or any portion of them, if such offer or sale might bring the issuance and sale of the Notes to any Purchaser hereunder within the provisions of Section 5 of the *U.S. Securities Act* nor will the Issuers or any authorized Person acting on their behalf offer any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, or otherwise approach of negotiate with respect thereto, with anyone, if the sale of the Notes and any such securities could be integrated as a single offering for the purposes of the *U.S. Securities Act*, including Regulation D thereunder.

Section 5.14 Use of Proceeds; Margin Regulations.

(a) The Issuers will apply the proceeds of the sale of the Notes [to ____, and] for general corporate or partnership purposes.

(b) No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the U.S. Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Issuers in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Issuers do not own any margin stock. As used in this Section, the terms "**margin stock**" and "**purpose of buying or carrying**" shall have the meanings assigned to them in said Regulation U.

Section 5.15 Existing Debt; Future Liens.

(a) Schedule 5.15 to the ___ Supplement sets forth a complete and correct list of all outstanding Debt of the Issuer Group Entities as of the date specified therein, since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of such Debt. No Issuer Group Entity is in default and no waiver of default is currently in effect, in the payment

of any principal or interest on any Debt of any Issuer Group Entity and no event or condition exists with respect to any Debt of an Issuer that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) Schedule 5.15 to the ___ Supplement sets forth a complete and correct list of all Liens (other than the Senior Debt Security) securing Debt of each Issuer Group Entity as of the date of Closing.

(c) Except as disclosed in Schedule 5.15 to the ___ Supplement, no Issuer Group Entity has agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of its property, whether now owned or hereafter acquired, to be subject to a Lien not permitted by Section 10.3 of the Note Purchase Agreement.

(d) No reserve fund or similar mechanism has been established, or agreed to be established under any circumstances, for the payment of any Debt of any Issuer Group Entity.

[Add any additional Sections as appropriate at the time the Series ______ Notes are issued.]

EXHIBIT 4.4(a)

FORM OF OPINION OF CANADIAN COUNSEL TO THE ISSUERS

Our File Reference: 193683

September 30, 2004

To: Chapman and Cutler LLP

And to: Blake, Cassels & Graydon LLP

And to: The Purchasers under the Note Agreement referred to below

Dear Sirs:

Re: KeySpan Energy Facilities Limited: Issue and Sale of Cdn. $90,000,000 of 5.23% Senior Secured Notes due October 1, 2009 (the "Series A Notes")

We have acted as counsel to KeySpan Energy Facilities Limited (the "**Corporation**"), KeySpan Energy Canada Partnership, an Alberta general partnership (the "**Partnership**"), and the Subordinated Parties (defined below), in connection with the issue and sale by the Corporation of the Series A Notes pursuant to the Note Purchase Agreement dated as of September 30, 2004 (the "**Note Agreement**") among the Corporation, the Partnership and each of the Purchasers listed in Schedule A thereto (the "**Purchasers**"), and the transactions among the Partnership, the Corporation, the Purchasers and the Subordinated Parties (defined below) with respect thereto. This opinion is furnished to you pursuant to paragraph 4.4(a) of the Note Agreement.

Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Note Agreement.

Documents Reviewed

We have participated in the preparation of and have examined original or facsimile executed copies of:

1. the Note Agreement;

2. the Series A Notes issued by the Corporation in favour of the Purchasers listed in Schedule A to the Note Agreement;

3. the Guarantee dated September 30, 2004 issued by the Partnership in favour of the holders of the Series A Notes;

4. the Amended and Restated Collateral Agency and Intercreditor Agreement (the "**Intercreditor Agreement**") dated as of August 26, 2003 among the Partnership, the Corporation, Royal Bank of Canada, as the Collateral Agent for the Secured Parties named therein (the "**Collateral Agent**"), the Purchasers, and Royal Bank of Canada as administrative agent for the lenders under the Credit Agreement dated May 30, 2003 and as operating lender under the Operating Facility Agreement dated May 30, 2003;

5. the Supplemental Agreement dated September 30, 2004 adding the Purchasers as "Additional Lenders" under the Intercreditor Agreement (the "**Supplemental Agreement**");

6. the Debenture in the amount of Cdn. $350,000,000 dated May 30, 2003 made by the Partnership in favour of the Collateral Agent (the "**Partnership Debenture**");

7. the Supplemental Debenture dated September 30, 2004 made by the Partnership in favour of the Collateral Agent, increasing the principal amount of the Partnership Debenture from Cdn. $350,000,000 to Cdn. $700,000,000 (the "**Partnership Supplemental Debenture**");

8. the Debenture Pledge Agreement dated May 30, 2003 made by the Partnership in favour of the Collateral Agent;

9. the Debenture in the amount of Cdn. $350,000,000 dated May 30, 2003 made by the Corporation in favour of the Collateral Agent (the "**Corporation Debenture**");

10. the Supplemental Debenture dated September 30, 2004 made by the Corporation in favour of the Collateral Agent, increasing the principal amount of the Corporation Debenture from Cdn. $350,000,000 to Cdn. $700,000,000 (the "**Corporation Supplemental Debenture**");

11. the Debenture Pledge Agreement dated May 30, 2003 made by the Corporation in favour of the Collateral Agent;

12. the Securities Pledge Agreement dated June 11, 2003 made by the Partnership and acknowledged by KeySpan Energy Canada Company ("**KECC**") in favour of the Collateral Agent;

13. the Amended and Restated Subordination Agreement dated August 26, 2003 among KeySpan Canada Management Ltd. (the "**Managing Partner**"), the Partnership, the Corporation and the Collateral Agent;

14. the Amended and Restated Subordination Agreement dated August 26, 2003 among the Managing Partner, as administrator on behalf of KeySpan Facilities Limited Partnership ("**Keyspan LP**"), the Partnership, the Corporation and the Collateral Agent;

15. the Amended and Restated Subordination Agreement dated August 26, 2003 among the Managing Partner, as administrator on behalf of KeySpan Facilities Commercial Trust (the "**Commercial Trust**"), the Partnership, the Corporation and the Collateral Agent;

16. the Amended and Restated Subordination Agreement dated August 26, 2003 among the Managing Partner, as administrator on behalf of KeySpan Facilities Income Fund (the "**Fund**"), the Partnership, the Corporation and the Collateral Agent;

17. the Amended and Restated Subordination Agreement dated August 26, 2003 among KeySpan Energy Development Co. ("**KEDCO**"), the Partnership, the Corporation and the Collateral Agent;

18. the Amended and Restated Subordination Agreement dated August 26, 2003 among KECC, the Partnership, the Corporation and the Collateral Agent;

19. the Amended and Restated Subordination Agreement dated August 26, 2003 among KeySpan Production Ltd. ("**KPL**"), the Partnership, the Corporation and the Collateral Agent;

20. the Subordination Agreement dated September 30, 2004 among EnerPro Midstream Corp. ("**EnerPro**"), the Partnership, the Corporation and the Collateral Agent; and

21. the Representative Appointment Agreement dated as of September 30, 2004 among the Partnership, the Corporation, the Noteholders' Representative (as defined therein) and the Purchasers.

Items 6 through 12 are collectively called the "**Security Documents**". Items 13 through 21 are collectively called the "**Subordination Agreements**". All the above items are collectively called the "**Documents**".

The Managing Partner, KeySpan LP, the Commercial Trust, the Fund, KECC, KEDCO, KPL and EnerPro are collectively called the "**Subordinated Parties**". The Partnership, the Corporation and the Subordinated Parties are collectively called the "**Transaction Parties**".

In addition to the foregoing, we have made such investigations, examined such certificates of public authorities, corporate records and other documents certified or otherwise identified to our satisfaction and have considered such questions of law, as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

In particular, we have reviewed and relied upon:

(a) the Amended and Restated Partnership Agreement dated May 30, 2003 among the Managing Partner, KEDCO, KPL, KECC and KeySpan LP (by its general partner, KeySpan Canada (LP) Ltd. ("**KLP**")), as amended by Partnership

Agreement Amending Agreement dated July 2, 2004, forming the Partnership (the "**Partnership Agreement**");

(b) the Administration Agreement dated May 30, 2003 between the Fund, the Commercial Trust, KeySpan LP, the Partnership and the Managing Partner (the "**Administration Agreement**");

(c) the Limited Partnership Agreement dated May 26, 2003 between KLP, as the general partner, and the Trust, as the limited partner, forming KeySpan LP;

(d) the Declaration of Trust forming the Commercial Trust dated May 30, 2003;

(e) the Amended and Restated Declaration of Trust forming the Fund dated April 3, 2003;

(f) with respect to the Documents executed and delivered by the Partnership dated as of August 26, 2003, and as to matters of fact only, a certificate dated August 26, 2003 of an officer of the Managing Partner, as the managing partner of the Partnership and administrator of the Fund, the Commercial Trust and KeySpan LP (which certificate has been restated by the Partnership for the benefit of the Purchasers pursuant to a Consent and Acknowledgement dated September 30, 2004):

(i) attaching certified true copies of each of the following: the articles of incorporation and bylaws of the Managing Partner, the Partnership Agreement, the Declaration of Trust forming the Fund, the Declaration of Trust forming the Commercial Trust, the Partnership Agreement forming KeySpan LP, and the Administration Agreement;

(ii) certifying as to the incumbency of officers and directors of the Managing Partner; and

(iii) attaching resolutions of the board of directors of the Managing Partner approving:

(1) on behalf of the Partnership, the execution and delivery by the Partnership of the Intercreditor Agreement;

(2) on behalf of KeySpan LP, the borrowing of funds and pledging of Partnership assets (as per Section 6.2(c) of the Partnership Agreement), and the execution and delivery of its Subordination Agreement; and

(3) on behalf of the Managing Partner, the Fund and the Commercial Trust, the execution and delivery by each of its Subordination Agreements;

(g) with respect to the Documents executed and delivered by the Partnership dated as of September 30, 2004, and as to matters of fact only, a certificate dated September 30, 2004 of an officer of the Managing Partner, as managing partner of the Partnership:

(i) attaching certified true copies of each of the articles of incorporation and bylaws of the Managing Partner, and the Partnership Agreement;

(ii) certifying as to the incumbency of officers and directors of the Managing Partner; and

(iii) attaching resolutions of the board of directors of the Managing Partner approving, on behalf of the Partnership, its guarantee of the Corporation's obligations under the Series A Notes, the granting of the Partnership Supplemental Debenture, and its execution and delivery of the Note Agreement;

(h) with respect to the Documents executed and delivered by the Corporation dated as of August 26, 2003, and as to matters of fact only, a certificate dated August 26, 2003 of an officer of the Corporation certifying as to the incumbency of officers and directors of the Corporation, and attaching the articles of incorporation and by-laws of the Corporation, and a resolution of the Board of Directors of the Corporation authorizing the execution and delivery by the Corporation of the Intercreditor Agreement (which certificate has been restated by the Corporation for the benefit of the Purchasers pursuant to a Consent and Acknowledgement dated September 30, 2004);

(i) with respect to the Documents executed and delivered by the Corporation dated as of September 30, 2004, and as to matters of fact only, a certificate of an officer of the Corporation certifying as to the incumbency of officers and directors of the Corporation, and attaching the articles of incorporation and by-laws of the Corporation, and a resolution of the Board of Directors of the Corporation authorizing (i) its issuance of the Series A Notes, (ii) the granting of the Corporation Supplemental Debenture, and (iii) its execution and delivery of the Note Agreement;

(j) with respect to the Documents executed and delivered by KEDCO dated as of August 26, 2003, and as to matters of fact only, a certificate of an officer of KEDCO dated August 26, 2003 certifying as to the incumbency of officers and directors of KEDCO, and attaching the articles of incorporation and by-laws of KEDCO, and a resolution of the Board of Directors of KEDCO authorizing: (i) the borrowing of funds and pledging of Partnership assets (as per Section 6.2(c) of the Partnership Agreement), and (ii) its execution and delivery of its Subordination Agreement (which certificate has been restated by KEDCO for the benefit of the Purchasers pursuant to a Consent and Acknowledgement dated September 30, 2004);

(k) with respect to the Documents executed and delivered by KPL dated as of August 26, 2003, and as to matters of fact only, a certificate of an officer of KPL dated August 26, 2003 certifying as to the incumbency of officers and directors of KPL, and attaching the articles of incorporation and by-laws of KPL, and a resolution of the Board of Directors of KPL authorizing (i) the borrowing of funds and pledging of Partnership assets (as per Section 6.2(c) of the Partnership Agreement), and (ii) its execution and delivery of its Subordination Agreement (which certificate has been restated by KPL for the benefit of the Purchasers pursuant to a Consent and Acknowledgement dated September 30, 2004);

(l) with respect to the Documents executed and delivered by KECC dated as of August 26, 2003, and as to matters of fact only, a certificate of an officer of KECC dated August 26, 2003 certifying as to the incumbency of officers and directors of KECC, and attaching the articles of incorporation and by-laws of KECC, and a resolution of the Board of Directors of KECC authorizing its execution and delivery of its Subordination Agreement (which certificate has been restated by KECC for the benefit of the Purchasers pursuant to a Consent and Acknowledgement dated September 30, 2004);

(m) as to matters of fact only, a certificate of an officer of EnerPro dated September 30, 2004 certifying as to the incumbency of officers and directors of EnerPro, and attaching the articles of incorporation and by-laws of EnerPro, and a resolution of the Board of Directors of EnerPro authorizing its execution and delivery of its Subordination Agreement;

(n) the Certificate to Secured Parties dated September 30, 2004 executed in connection with the Supplemental Agreement;

(o) a copy of a proof of filing in respect of the Partnership filed with the Registrar of Corporations for the Province of Alberta confirming the registration of the Partnership on October 12, 1999;

(p) a limited partnership report dated September 29, 2004 in respect of the declaration filed for KeySpan LP under the *Limited Partnership Act* (Ontario), and a proof of filing dated September 29, 2004 in respect of the extra-provincial registration of KeySpan LP in the Province of Alberta;

(q) certificates of status dated September 29, 2004 for the Corporation, KPL, the Managing Partner, KLP and EnerPro issued by the Registrar of Corporations for the Province of Alberta; and

(r) the opinion dated August 26, 2003 from Stewart McKelvey Stirling & Scales as Nova Scotia counsel to KEDCO and KECC with respect to the Documents executed and delivered by them dated as of August 26, 2003 (the "SMSS Opinion") (which counsel has confirmed that such opinion may be relied upon by you and us in connection with the Note Agreement).

We have also examined the minute books of each of the Transaction Parties, or the partners, trustees or administrators thereof, as the case may be, and such other corporate proceedings, records, certificates and documents and have considered such questions of law and made such investigations and inquiries as we have considered necessary or advisable for the purpose of this opinion.

In providing the opinions in paragraph 2 below with respect to due registration and valid existence of the corporations referred to therein, we have relied exclusively and without independent investigation upon the applicable certificates set forth and described in paragraph (p) above. In providing the opinions in paragraph 3 below with respect to due registration and valid existence of KeySpan LP, we have relied exclusively and without independent investigation upon the applicable report set forth and described in paragraph (o) above.

Whenever an opinion or other statement in this opinion is qualified by the phrase "known to us" or "to our knowledge" with respect to the existence or absence of facts, it is intended to indicate that during the course of our representation of the Transaction Parties, the partners and employees of Macleod Dixon LLP who performed services for the Transaction Parties in the course of such representation have had no actual knowledge of the existence or absence of such facts. However, except as expressly set out in this letter, we have not undertaken any specific investigation or conducted any specific search to determine the existence or absence of such facts and any limited inquiry undertaken by us during the preparation of this opinion and of the transactions described herein should not be regarded as such an investigation.

Assumptions

In such examinations, we have assumed:

(a) the genuineness of all signatures (other than signing officers of the Transaction Parties) on all documents purporting to be originals and on the originals of all documents submitted to us as copies;

(b) the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies;

(c) the conformity to originals of all documents submitted to us as copies;

(d) the legal capacity of all natural persons;

(e) the due authorization, execution and delivery of all documents by each party thereto other than the Transaction Parties, and the legal existence power and capacity of each such party;

(f) the Documents constitute legal, valid and binding obligations of each party thereto other than the Transaction Parties, enforceable against each such party in accordance with their respective terms; and

(g) that value has been given to the Partnership and the Corporation under the Security Documents, as applicable, that the parties to the Security Documents have not agreed to postpone the time for attachment of the security created thereby, that the Partnership and Corporation, as applicable, have rights in the assets and property subject to the provisions of the *Personal Property Security Act* (Alberta) (the "PPSA"), other than after-acquired collateral, which is subject to such security (the "Personal Property Collateral").

Applicable Law

We express no opinion as to the laws of any jurisdiction other than the existing laws of the Province of Alberta and the federal laws of Canada applicable in Alberta as of the date hereof. For the limited purpose of paragraph 3 below with respect to the power, capacity and authority of KeySpan LP to execute and deliver its Subordination Agreement, we herein also express our opinion as to the existing laws of the Province of Ontario and the federal laws of Canada applicable in Ontario as of the date hereof. To the extent that this opinion relates to the laws of the Province of Nova Scotia, we have relied upon the SMSS Opinion.

Supporting Opinion

With respect to:

(a) the incorporation and valid subsistence of each of KEDCO and KECC in the Province of Nova Scotia;

(b) the corporate power and capacity of each of KEDCO and KECC to enter into the Subordination Agreement to which it is a party;

(c) the due authorization, execution and delivery by each of KEDCO and KECC of the Subordination Agreement to which it is a party;

(d) the opinions given in paragraphs 5 and 9 herein as they pertain to KEDCO and KECC; and

(e) any other matters of Nova Scotia law;

we have relied upon the SMSS Opinion and to that extent this opinion is subject to the assumptions, qualifications and other matters set out in that opinion.

Opinions

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

1. The Partnership is a general partnership, duly formed, validly existing and in good standing under the laws of the Province of Alberta and is up-to-date in all filings required under the laws of the Province of Alberta. The Partnership has the full power, capacity

and authority to execute and perform its obligations under the Documents to which it is a party.

2. Each of the Corporation, the Managing Partner, KPL and EnerPro is a corporation, duly incorporated, validly existing and in good standing under the laws of the Province of Alberta and is up-to-date in all filings required under the laws of the Province of Alberta. Each of the Corporation, the Managing Partner, KPL and EnerPro has the full corporate power, capacity and authority to execute and perform its obligations under the Documents to which each is a party, and the Corporation has the full corporate power, capacity and authority to issue the Series A Notes.

3. KeySpan LP has been duly formed and is a validly existing limited partnership under the laws of the Province of Ontario and is extra-provincially registered in the Province of Alberta.

4. Each of the Commercial Trust and the Fund has been created and is a validly existing unincorporated open-ended trust under the laws of the Province of Alberta.

5. Each of the Documents has been duly authorized by all necessary corporate, partnership or other action on the part of each Transaction Party that is a party thereto, has been duly executed and delivered by each Transaction Party that is a party thereto, and constitutes the legal, valid and binding obligations of that Transaction Party that is a party thereto, enforceable against such Transaction Party in accordance with its terms.

6. All of the issued and outstanding shares in the capital of each of the Corporation and KECC are registered in the name of the Partnership.

7. The execution, delivery and performance of the Documents to which the Corporation is a party have been duly authorized by all necessary corporate action on the part of the Corporation, and each of such Documents has been duly executed and delivered by the Corporation and constitutes the legal, valid and binding contracts of the Corporation enforceable in accordance with its terms.

8. The execution, delivery and performance of the Documents to which the Partnership is a party have been duly authorized by all necessary action on the part of the Partnership, and each of such Documents has been duly executed and delivered by the Partnership and constitutes the legal, valid and binding contracts of the Partnership enforceable in accordance with its terms.

9. The execution, delivery and performance of the Documents to which any Subordinated Party is a party have been duly authorized by all necessary action on the part of each Subordinated Party, and each of such Documents has been duly executed and delivered by each such Subordinated Party and constitutes the legal, valid and binding contracts of such Subordinated Party enforceable in accordance with its terms.

10. The issuance and sale of the Series A Notes by the Corporation, and the execution, delivery and performance by the Corporation of the Documents to which the Corporation is a party, do not conflict with or result in any breach of: (i) the articles or by-laws of the

Corporation, (ii) any resolution of the shareholders or directors of the Corporation or, to our knowledge, any material agreement or other instrument to which the Corporation is a party or by which it may be bound, or (iii) any law or regulation in force in Alberta applicable to the Corporation.

11. The execution, delivery and performance by the Partnership of the Documents to which the Partnership is a party, do not conflict with or result in any breach of (i) the constating documents of the Partnership, including the Partnership Agreement, (ii) to our knowledge, any material agreement or other instrument to which the Partnership is a party or by which it may be bound, or (iii) any law or regulation in force in Alberta applicable to the Partnership.

12. The execution, delivery and performance by each Subordinated Party of the Documents to which it is a party, do not conflict with or result in any breach of (i) the constating documents of such Subordinated Party, (ii) to our knowledge, any material agreement or other instrument to which such Subordinated Party is a party or by which it may be bound, or (iii) any law or regulation in force in the jurisdiction of organization of such Subordinated Party applicable to such Subordinated Party.

13. To our knowledge, there are no proceedings pending or threatened against or affecting the Corporation or the Partnership in any court or before any governmental authority which, if adversely determined, individually or in the aggregate, (a) could reasonably be expected to have a Material Adverse Effect, or (b) purports to affect the validity or enforceability of any Document to which the Corporation or the Partnership is a party.

14. To our knowledge, there are no proceedings pending or threatened against or affecting any Subordinated Party in any court or before any governmental authority which, if adversely determined, individually or in the aggregate, (a) could reasonably be expected to have a Material Adverse Effect, or (b) purports to affect the validity or enforceability of any Document to which such Subordinated Party is a party.

15. The issuance and sale of the Series A Notes by the Corporation, and the execution, delivery and performance by the Corporation of the Documents to which the Corporation is a party, do not result in the creation or imposition of any security interest upon any of the property of the Corporation (other than pursuant to the Documents).

16. The execution, delivery and performance by the Partnership of the Documents to which the Partnership is a party, do result in the creation or imposition of any security interest upon any of the property of the Partnership (other than pursuant to the Documents).

17. The Corporation, the Partnership and each Subordinated Party organized under the laws of the Province of Alberta, are subject to the relevant commercial law and civil law of Alberta and are generally subject to suit in Alberta, and none of the Corporation, the Partnership or such Subordinated Party, nor any of their property, enjoys any right of immunity from any judicial proceedings in Alberta.

18. Under the existing laws of Alberta and the federal laws of Canada applicable in Alberta as of the date hereof ("**Applicable Law**"), and based on our understanding of the current

administrative practice and policies of the Canada Revenue Agency, and *provided,* at the Closing and throughout the term of the Series A Notes, that:

(a) the holder of a Series A Note (a "U.S. Holder") does not use the debt owing to it under the Documents in, or hold such debt in the course of, carrying on business in Canada, and is not deemed to use such debt in connection with a business carried on in Canada for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), and, where the U.S. Holder carries on an insurance business in Canada and elsewhere, it establishes that the debt is neither "designated insurance property" (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)) nor effectively connected with the insurance business it carries on in Canada;

(b) the U.S. Holder deals at arm's length with the Corporation for the purposes of the Tax Act; and

(c) the U.S. Holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act:

then:

(i) the Corporation is presently permitted to make all payments on Series A Notes to the U.S. Holder of: (A) the principal amount of the Series A Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) Make-Whole Amounts, free and clear of and without deduction for or on account of any taxes, levies, assessments, duties, governmental charges and withholdings of any nature imposed, levied, assessed or collected under Applicable Law (collectively, "**Taxes**"); and

(ii) any such amounts referred to in paragraph (i) above which are owing or payable, or which become owing or payable, by the Corporation to the U.S. Holder and which are paid by the Corporation to the U.S. Holder are not the subject of any Taxes to the U.S. Holder.

19. Neither the acquisition of the Series A Notes nor receipt of payment pursuant thereto or to any Guarantee or other Document will, of itself, constitute the carrying on of business in Canada or in the Province of Alberta.

20. The obligations of the Corporation under the Note Agreement, the Series A Notes and the other Documents to which the Corporation is a party rank at least *pari passu* in right of payment with all other unsecured Senior Debt (actual or contingent) of the Corporation.

21. The obligations of the Partnership under the Documents to which the Partnership is a party rank at least *pari passu* in right of payment with all other unsecured Senior Debt (actual or contingent) of the Partnership.

22. No stamp, documentary, registration, or similar taxes or duties are required to be paid under the laws of the Province of Alberta or the laws of Canada applicable in the Province of Alberta upon or in connection with the due execution and delivery of the

Documents, the performance by the Corporation, the Partnership and the Subordinated Parties of their respective obligations thereunder or the enforcement by the Purchasers or the Collateral Agent of their rights thereunder.

23. It is not necessary, in connection with the offer, sale and delivery of the Series A Notes to the Purchasers in accordance with the Note Agreement, to qualify the distribution of the Series A Notes by way of a prospectus under the applicable securities laws of the Province of Alberta or any other province of Canada and such transactions are exempt from the registration requirements of such laws.

24. Except for the filing by the Corporation with the Alberta Securities Commission within ten days of the date of the sale of the Series A Notes of a report of the trade pursuant to the rules under the *Securities Act* (Alberta), no authorization, consent, license, approval or order from or filing with any court, government, governmental or regulatory agency, body or other authority having jurisdiction in Alberta is required in connection with the execution or delivery by the Corporation or the Partnership, as applicable, of Note Agreement and the other Documents, or the performance by the Corporation, the Partnership or any Subordinated Party of their respective obligations thereunder, or the issuance and delivery of the Series A Notes by the Corporation.

25. A holder of Series A Notes will generally not be precluded from suing as plaintiff in an Alberta court for the enforcement of its rights under the Note Agreement and other Documents, against the Corporation or the Partnership, and such access to Alberta courts is not subject to any conditions which are not of general application to residents of the Province of Alberta or a company incorporated in Alberta, except that (i) individuals or corporations who are not resident in the Province of Alberta may be required to post security for the cost of litigation initiated by them and (ii) corporations who carry on or have carried on business in the Province of Alberta may be required to register as an extra-provincial corporation.

26. To ensure the legality, validity, enforceability or admissibility into evidence of the Documents in the Province of Alberta, it is not necessary that the Documents or any other documents be registered, notarized, filed or recorded with any court or other authority or that any stamp or similar tax be paid with respect thereto.

27. Upon receipt by the Collateral Agent under the Intercreditor Agreement of the Supplemental Agreement executed by the Purchasers, the Purchasers shall be "Additional Lenders" for the purposes of the Intercreditor Agreement and each Purchaser shall be entitled to the benefits of the Intercreditor Agreement as if it were an original party thereto as a Secured Party, as provided in Section 2.06(2) of the Intercreditor Agreement.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a) the validity or enforceability of the Documents and the rights and remedies set out therein or any judgment arising out of or in connection therewith: (i) may be

limited by any applicable bankruptcy, reorganization, winding-up, insolvency, arrangement, preference, moratorium or other similar laws and judicial decisions of general application affecting the enforcement of creditors' rights from time to time in effect, (ii) is subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture); and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance, and (iii) may be affected by the discretion of which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so or if it is not the proper forum to hear that action;

(b) no opinion is expressed as to the enforceability of any provisions in any Document which: (i) provide that modifications, amendments or waivers that are not in writing will not be effective, (ii) provide for reaching agreement at a later date, (iii) purport to bind or affect, or confer a benefit upon, persons who are not parties to that Document (whether as a signatory or by or through an agent), (iv) purport to establish evidentiary standards, such as provisions stating that certain determinations, calculations or certificates will be conclusive or binding, (vi) provide for indemnification or contribution of a Person to the extent that the indemnification or the reimbursement sought relates to a failure of such Person to comply with its obligations in respect of which indemnification or contribution is sought, (vii) are found to constitute a penalty, or (viii) purport to prevent the exercise of a right of set-off or a defence by counterclaim;

(c) the enforcement of the Documents or any judgment arising out of or in connection therewith may be limited:

(i) by limitations upon the right of a party to the Documents to enforce the Documents on the basis of a default of a minor or non-substantive nature, such as the failure to produce a document in a timely manner;

(ii) by any provisions of the Documents that purport to establish evidentiary standards, such as provisions stating that certain calculations or certificates will be conclusive and binding, which provisions may not be enforceable or may be limited in their application;

(iii) by the discretion which a court may reserve to itself to decline to hear an action if it is contrary to public policy for it to do so, or if it is not the proper forum to hear such action;

(iv) by limitations which may be imposed by law on the effectiveness of terms exculpating a party from a liability; and

(v) by limitations upon the rights of the parties to choose Alberta (and applicable federal) law if, or to the extent it is determined that, such choice

of law was made to evade mandatory provisions or public policy considerations of the law of another jurisdiction.

(d) without limiting the generality of the other qualifications set forth herein:

(i) the Collateral Agent and holders of Series A Notes from time to time may be required to exercise or discharge, in good faith and in a commercially reasonable manner, all rights, duties and obligations arising under the Documents, and

(ii) a court may not treat as conclusive those certificates and determinations which the Documents state are to be so treated;

(e) the *Currency Act* (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of such judgment;

(f) provisions in the Documents providing for recovery of fees and expenses may be restricted by a court to a reasonable amount and counsel fees are subject to taxation;

(g) Section 6 of the *Judgment Interest Act* (Alberta) governs the rate of interest which a judgment debt created by an order or judgment of an Alberta court bears, and we express no opinion as to the enforceability of paragraph 24(f) of the Note Agreement which purports to waive such section;

(h) the additional or increased rate of interest imposed upon the Partnership or the Corporation, as applicable, following a default under the Series A Notes, and the Make-Whole Amount payable by the Corporation pursuant to paragraph 8.7 of the Note Agreement, may be irrecoverable on the grounds that it contravenes Section 8 of the *Interest Act* (Canada) or otherwise constitutes a penalty, but such finding would not of itself prejudice the legality of any other provision of the Documents;

(i) determinations or demands made by the Collateral Agent, a holder of Series A Notes or any other Person in the exercise of a discretion purported to be given to it under or by any of the Documents may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in the Documents, and determinations or references based upon the publication or reporting of certain rates or yields may not be enforceable if the rates or yields are not ascertainable or are equivocal;

(j) provisions in the Documents which purport to restrict access to, or effect waivers of, the benefits or protection of doctrines, principles or statutory provisions viewed by a court as based on public policy, and provisions in the Documents which purport to exclude unwritten variations, amendments, waivers or consents, may not be enforceable;

(k) with regard to paragraph 27.3 of the Note Agreement and equivalent provisions in any of the other Documents (severability clauses), the question whether or not any provisions of the Documents which may be invalid, illegal or unenforceable may be severed from the other provisions thereof in order to save those other provisions would be determined by a court in its discretion;

(l) failure to exercise a right of action under the Documents within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter;

(m) if any holder of a Series A Note was to declare the principal of the Series A Note to be forthwith due and payable by reason of the occurrence of an Event of Default, such holder may be required to demand payment of such indebtedness and to give the Partnership or Corporation, as applicable, a reasonable time to raise monies to repay such indebtedness prior to taking any action to enforce its right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the holder or the Collateral Agent in any of the Documents as a result of the occurrence of such Event of Default;

(n) the effectiveness of provisions of the Documents which purport to relieve a Person from a liability or duty otherwise owed may be limited by applicable law;

(o) provisions of the Documents requiring indemnification or reimbursement may not be enforced by a court to the extent that they relate to the failure of such Person to have performed such duty or liability;

(p) certain provisions of the Documents which relate to the enforcement of the security interests created thereby may be held to be unenforceable due to a conflict between such provisions, an one hand, and the requirements created by statutes (including the PPSA) and the effect of judicial decisions pertaining to the enforcement of security interests, on the other hand, but such requirements and decisions, taken in the aggregate, would not adversely impair in a material way the effective realization thereon by the enforcing party if it or the receiver or receiver-manager exercises and discharges its rights, duties and obligations in good faith and in a commercially reasonable manner;

(q) a receiver or receiver and manager appointed pursuant to any of the Documents or of any of its property which proposes to hold, administer, operate or dispose of part or all of such property may need to obtain consents or approvals of, or give notice to, one or more governmental agencies or officials, or third parties;

(r) no opinion is expressed as to the enforceability of provisions of any Document purporting to deem a receiver or receiver and manager to be the agent of the Partnership or the Corporation or to absolve the receiver or the holder from liability for its acts;

(s) no opinion is expressed as to the title or ownership of any party to any assets or property or the presence or effect of any contractual (other than contractual

provisions in the Documents) or other restrictions affecting the valid creation of such security interests or the realization thereof;

(t) no opinion is expressed as to the registration, perfection, priority or ranking of the security interests or the uncrystallized floating charge created by the Documents; and

(u) no opinion is expressed as to any security interest with respect to: (i) any Personal Property Collateral (including proceeds) to the extent that it is not identifiable or traceable, (ii) any property or asset of the Partnership or the Corporation prior to the Partnership or the Corporation acquiring rights therein, (iii) any debt owing by the Crown in right of Canada or any province or agency thereof unless consented to by the applicable Governmental Authority in accordance with the applicable *Financial Administration Act*, (iv) the transferability or assignability of any permit, license, or authorization issued by a Governmental Authority, the transfer or assignment of which is subject to the consent or approval of any Governmental Authority pursuant to any requirement of applicable law, (v) debts, claims, demands and other rights which by their terms are not assignable or the assignment of which is subject to certain conditions under, or is specifically regulated by, any requirement of applicable law, or (vi) Personal Property Collateral to which the PPSA does not apply.

Reliance

This opinion relates exclusively to the transactions described above. This opinion is rendered solely for the use of the addressees hereof and permitted transferees in accordance with the provisions of the Note Agreement and may not be relied on by any other parties for any other purpose without our prior written consent.

Yours truly,

Macleod Dixon LLP

By: ______________________________

EXHIBIT 4.4(b)

FORM OF OPINION OF SPECIAL UNITED STATES COUNSEL TO THE PURCHASERS

September 30, 2004

To the Parties listed on the
Schedule attached hereto:

Re: CDN $90,000,000 5.23% Series A
Senior Secured Notes due 2009
of
KEYS PAN ENERGY FACILITIES LIMITED

Ladies and Gentlemen:

We have acted as your special counsel in connection with your separate purchases on the date hereof of CDN $90 000 000 aggregate principal amount of 5.23% Series A Senior Secured Notes due October 1 , 2009 (the Notes of KeySpan Energy Facilities Limited , an Alberta corporation (the Company), issued under and pursuant to the Note Purchase Agreement, dated as of September 30 , 2004 (the Note Purchase Agreement), among the Company, KeySpan Energy Canada Partnership, an Alberta general partnership (the Partnership and each of you.

In that connection , we have examined the following:

(a) the Note Purchase Agreement;

(b) the opinion of Macleod Dixon LLP, special Canadian counsel to the Company and the Partnership, dated the date hereof and delivered responsive to Section 4(a) of the Note Purchase Agreement;

(c) the opinion of Blake, Cassels & Graydon LLP, your special Canadian counsel, dated the date hereof and delivered Purchase Agreement;

(d) the Notes delivered on the date hereof;

(e) such certificates of officers of the Company and the Partnership and of public officials as we have deemed necessary to give the opinions hereinafter expressed; and

(f) such other documents and matters of law as we have deemed necessary to give the opinions hereinafter expressed.

Without passing on Canadian law , we believe that the opinions referred to in clauses (b) and (c) above are satisfactory in scope and form and nothing has come to our attention which would lead us to believe that you are not justified in relying thereon. We have also relied , as to certain factual matters , upon appropriate certificates of public Company and the Partnership and upon representations of the Company, the Partnership and you delivered in connection with the issuance and sale of the Notes.

Based upon the foregoing, we are of the opinion that the issuance, sale and delivery of the Notes under the circumstances contemplated by the Note Purchase Agreement does not, under existing law , require the registration of the Notes under the Securities Act of 1933 , as amended, or the qualification of an indenture under the Trust Indenture Act of 1939, as amended.

The opinion expressed above is limited to the Federal laws of the United States, and no opinion is given with respect to matters covered by the laws of Canada.

Respectfully submitted

RCNash:E1Pelican: WFLewis

EXHIBIT 4.4(c)

FORM OF OPINION OF SPECIAL CANADIAN COUNSEL FOR THE PURCHASERS

KEYERA ENERGY FACILITIES LIMITED

CDN. $120,000,000

Cdn. $60,000,000 5.89% Series A Senior Guaranteed Notes due December 3, 2017

Cdn. $60,000,000 6.14% Series B Senior Guaranteed Notes due December 3, 2022

NOTE PURCHASE AGREEMENT

September 4, 2007

First Closing and Funding (Cdn. $80,000,000) - September 4, 2007

Second Closing and Funding (Cdn. $40,000,000) - December 3, 2007

Table of Contents

SCHEDULE A	INFORMATION RELATING TO PURCHASERS
SCHEDULE B	DEFINED TERMS
EXHIBIT 1A	Form of 5.89% Series A Senior Guaranteed Note due December 3, 2017
EXHIBIT 1B	Form of 6.14% Series B Senior Guaranteed Note due December 3, 2022
EXHIBIT 4.5(a)	Form of Opinion of Canadian Counsel for the Company
EXHIBIT 4.5(b)	Form of Opinion of Special U.S. Counsel for the Purchasers
EXHIBIT 9.11	Form of Designation of Restricted/Unrestricted Subsidiaries
SCHEDULE 5.3	Disclosure Materials
SCHEDULE 5.4	Subsidiaries of the Fund and Ownership of Subsidiary Stock
SCHEDULE 5.5	Financial Statements
SCHEDULE 5.15	Existing Debt and Liens
SCHEDULE 8.8(b)	Swaps

KEYERA ENERGY FACILITIES LIMITED
600 SunLife Plaza, West Tower
144 – 4th Avenue S.W.
Calgary, Alberta
T2P 3N4

CDN. $60,000,000 5.89% Series A Senior Guaranteed Notes due December 3, 2017

Cdn. $60,000,000 6.14% Series B Senior Guaranteed Notes due December 3, 2022

September 4, 2007

To Each of the Purchasers Listed in
Schedule A Hereto:

Ladies and Gentlemen:

Keyera Energy Facilities Limited, an Alberta corporation (the "**Company**") and Keyera Facilities Income Fund, an Alberta trust (the "**Fund**") each agree with each of the purchasers whose names appear at the end hereof (each a "**Purchaser**" and collectively the "**Purchasers**") as follows:

1. AUTHORIZATION OF NOTES.

The Company will authorize the issue and sale of its 5.89% Cdn.$60,000,000 Series A Senior Guaranteed Notes due December 3, 2017 (the "**Series A Notes**"), and its 6.14% Cdn.$60,000,000 Series B Senior Guaranteed Notes due December 3, 2022 (the "**Series B Notes**") (the Series A Notes and Series B Notes collectively, the "**Notes**", such term to include any such notes issued in substitution therefor pursuant to Section 14). The Series A Notes shall be substantially in the form set out in Exhibit 1A and the Series B Notes shall be substantially in the form set out in Exhibit 1B. Certain capitalized and other terms used in this Agreement are defined in Schedule B; and references to a "**Schedule**" or an "**Exhibit**" are, unless otherwise specified, to a Schedule or an Exhibit attached to this Agreement. The Series A Notes and the Series B Notes are each herein sometimes referred to as Notes of a "**series**".

2. SALE AND PURCHASE OF NOTES.

Subject to the terms and conditions of this Agreement, the Company will issue and sell to each Purchaser and each Purchaser will purchase from the Company, at the First Closing or Second Closing, as applicable, provided for in Section 3, Notes in the principal amount and of the series specified opposite such Purchaser's name in Schedule A at the purchase

price of 100% of the principal amount thereof. The Purchasers' obligations hereunder are several and not joint obligations and no Purchaser shall have any liability to any Person for the performance or non-performance of any obligation by any other Purchaser hereunder.

3. CLOSINGS.

(a) Cdn. $80,000,000 Funding on September 4, 2007. The sale and purchase of Cdn. $40,000,000 of Series A Notes and Cdn. $40,000,000 of Series B Notes to be purchased by each Purchaser at the First Closing (the "**First Closing Notes**") shall occur at the offices of Macleod Dixon LLP, 3700, 400-3rd Avenue S.W. Calgary, Alberta, at 8:00 A.M., Mountain Daylight Time, at a closing (the "**First Closing**") on September 4, 2007. At the First Closing the Company will deliver to each Purchaser the First Closing Notes of the series to be purchased by such Purchaser at the First Closing in the form of a single Note (or such greater number of Notes in denominations of at least Cdn.$300,000 as such Purchaser may request) dated the date of the First Closing and registered in such Purchaser's name (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company as follows:

TD Canada Trust
340-5th Avenue S.W.
Calgary, Alberta, Canada
T2P 0L3

Swift code: TDOMCATTTOR
Bank code: 004
Branch transit number: 08060
Account number: 00805 0319573

If at the First Closing the Company shall fail to tender such First Closing Notes to any Purchaser as provided above in this Section 3(a), or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser's satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

(b) Cdn. $40,000,000 Funding on December 3, 2007. The sale and purchase of Cdn. $20,000,000 of Series A Notes and Cdn. $20,000,000 of Series B Notes to be purchased by each Purchaser at the Second Closing (the "**Second Closing Notes**") shall occur at the offices of Macleod Dixon LLP, 3700, 400-3rd Avenue S.W. Calgary, Alberta, at 8:00 A.M., Mountain Daylight Time, at a closing (the "**Second Closing**") on December 3, 2007. At the Second Closing the Company will deliver to each Purchaser the Second Closing Notes of the series to be purchased by such Purchaser at the Second Closing in the form of a single Note (or such greater number of Notes in denominations of at least Cdn.$300,000 as such Purchaser may request) dated the date of the Second Closing and registered in such Purchaser's name (or in the name of its nominee), against delivery by such Purchaser to the Company or its order of immediately available funds in the amount of the purchase price therefor by wire transfer of immediately available funds for the account of the Company set out in Section 3(a). If at the Second Closing

the Company shall fail to tender such Second Closing Notes to any Purchaser as provided above in this Section 3(b), or any of the conditions specified in Section 4 shall not have been fulfilled to such Purchaser's satisfaction, such Purchaser shall, at its election, be relieved of all further obligations under this Agreement, without thereby waiving any rights such Purchaser may have by reason of such failure or such nonfulfillment.

4. CONDITIONS TO CLOSINGS.

Each Purchaser's obligation to purchase and pay for the Notes to be sold to such Purchaser at the First Closing or the Second Closing, as applicable, is subject to the fulfillment to such Purchaser's satisfaction, prior to or at the First Closing or the Second Closing, as applicable, of the following conditions:

4.1. Representations and Warranties.

The representations and warranties of the Company and the Fund in this Agreement shall be correct when made and at the time of the First Closing or the Second Closing, as applicable.

4.2. Guarantees, Subordination Agreements and Collateral Agency Agreement.

(a) Subsidiary Guarantee. The Partnership and each other Person (if any) required to execute and deliver the Subsidiary Guarantee pursuant to Section 9.9 shall have executed and delivered to such Purchaser the Subsidiary Guarantee. The only Person executing and delivering the Subsidiary Guarantee at the First Closing is the Partnership. The Company and the Fund shall identify any additional Persons which are parties to the Subsidiary Guarantee and the Subordination Agreements at the Second Closing.

(b) Subordination Agreements and Collateral Agency Agreement. The Company, the Partnership and the Collateral Agent, as applicable, shall have executed the Collateral Agency Supplemental Documents as required in order to extend the benefit of the Collateral Agency Agreement and the Subordination Agreements to the holders.

4.3. Performance; No Default.

The Company and the Fund shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by each prior to or at the date of the First Closing or the Second Closing, as applicable, and after giving effect to the issue and sale of the First Closing Notes or the Second Closing Notes, as applicable (and the application of the proceeds thereof as contemplated by Section 5.14) no Default or Event of Default shall have occurred and be continuing.

4.4. Compliance Certificates.

(a) Officer's Certificate - Closing Condition Matters. Each of the Company and the Fund shall have delivered to such Purchaser an Officer's Certificate, dated the date of the First Closing or the Second Closing, as applicable, certifying that the conditions specified in Sections 4.1, 4.3 and 4.10 have been fulfilled, and such certificate shall include any appropriate

changes, if any, to Schedule 5.4 and Schedule 5.15 from the date hereof, and, in each such case, the Purchasers shall have determined, acting reasonably, that such changes individually or in the aggregate, have not had, and could not reasonably be expected to have, a Material Adverse Effect.

(b) Officers Certificate - Corporate, Partnership and Trust Matters. The Company shall have delivered to such Purchaser a Certificate of Corporate, Partnership and Trust Authority and Incumbency of an Officer or Director of the Company, the Fund or the Partnership, or other appropriate person, dated the date of the First Closing or the Second Closing, as applicable, certifying the applicable governing corporate, partnership and trust Constating Documents, authorizing resolutions, copies of the Subordination Agreements, and incumbency of signing officers, as applicable, all relating to the authorization, execution and delivery of the Note Documents to which the Company, the Fund and the Partnership, as applicable, is a party.

4.5. Opinions of Counsel.

Each Purchaser shall have received opinions in form and substance satisfactory to such Purchaser, dated the date of the First Closing or the Second Closing, as applicable:

(a) from Macleod Dixon LLP, Canadian counsel for the Company, substantially in the form of Exhibit 4.5(a) and covering such other matters incident to the transactions contemplated hereby as the Purchasers or their counsel may reasonably request (and the Company hereby instructs its counsel to deliver such opinion to each Purchaser); and

(b) from Chapman and Cutler LLP, special United States counsel for the Purchasers in connection with the transactions contemplated hereby, substantially in the form set forth in Exhibit 4.5(b) and covering such other matters incident to such transactions as the Purchasers may reasonably request.

4.6. Purchase Permitted By Applicable Law, Etc.

On the date of the First Closing or the Second Closing, as applicable, such Purchaser's purchase of First Closing Notes or the Second Closing Notes, as applicable, shall (a) be permitted by the laws and regulations of each jurisdiction to which such Purchaser is subject, without recourse to provisions (such as section 1405(a)(8) of the New York Insurance Law) permitting limited investments by insurance companies without restriction as to the character of the particular investment, (b) not violate any applicable law or regulation (including, without limitation, Regulation T, U or X of the Board of Governors of the Federal Reserve System and Canadian federal and provincial securities laws) and (c) not subject such Purchaser to any tax, penalty or liability under or pursuant to any applicable law or regulation, which law or regulation was not in effect on the date hereof. If requested by such Purchaser, such Purchaser shall have received an Officer's Certificate certifying as to such matters of fact as such Purchaser may reasonably specify to enable such Purchaser to determine whether such purchase is so permitted.

4.7. Sale of Other Notes.

Contemporaneously with the First Closing or the Second Closing, as applicable, the Company shall sell to each other Purchaser and each other Purchaser shall purchase the First Closing Notes or the Second Closing Notes, as applicable, to be purchased by it at the applicable closing as specified in Schedule A.

4.8. Payment of Special Counsel Fees.

Without limiting the provisions of Section 16.1, the Company shall have paid on or before the First Closing or the Second Closing, as applicable, the fees, charges and disbursements of the Purchasers' special counsel referred to in Section 4.5(b) to the extent reflected in a statement of such counsel rendered to the Company at least one Business Day prior to the applicable closing.

4.9. Private Placement Numbers.

A Private Placement Number issued by Standard & Poor's CUSIP Service Bureau (in cooperation with the SVO) shall have been obtained for each series of Notes.

4.10. Changes in Corporate Structure.

The Company shall not have changed its jurisdiction of incorporation or organization, as applicable, or been a party to any merger or consolidation or succeeded to all or any substantial part of the liabilities of any other entity (other than of Wholly-Owned Subsidiaries of the Company which are wound-up by the Company), at any time following the date of the most recent financial statements referred to in Schedule 5.5, except as set out in Schedule 5.4.

4.11. Funding Instructions.

At least three Business Days prior to the date of First Closing or the Second Closing, as applicable, each Purchaser shall have received written instructions signed by a Responsible Officer on letterhead of the Company confirming the information specified in Section 3(a) including (a) the name and address of the transferee bank, (b) such transferee bank's swift code, bank code and transit number and (c) the account name and number into which the purchase price for the Notes is to be deposited.

4.12. Proceedings and Documents.

All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be satisfactory to such Purchaser and its special counsel, and such Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as such Purchaser or such special counsel may reasonably request.

5. REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE FUND.

The Company and the Fund each represent and warrant to each Purchaser that:

5.1. Organization; Power and Authority.

(a) The Company is a corporation duly organized, validly existing and, where legally applicable, in good standing under the laws of Alberta, and is duly qualified as a foreign corporation and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has the corporate power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Agreement and the Notes and to perform the provisions hereof and thereof.

(b) The Fund is a trust duly organized, validly existing and, where legally applicable, in good standing under the laws of Alberta and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Fund has the trust power and authority to own or hold its assets and to execute and deliver the Note Documents to which it is a party and to perform the provisions thereof. The Fund Trustee is the sole trustee of the Fund. Keyera Energy Management Ltd. is the duly appointed administrator of the Fund (in such capacity, the "**Administrator**") pursuant to the Fund Declaration of trust and the Fund Administration Agreement and as such is duly authorized to execute and deliver on behalf of the Fund and the Fund Trustee the Note Documents to which the Fund is a party.

(c) The Partnership is a general partnership duly organized, validly existing and, where legally applicable, in good standing under the laws of Alberta and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Partnership has the partnership power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Subsidiary Guarantee and the other Note Documents to which it is a party and to perform the provisions thereof. The sole partners in the Partnership are Keyera Facilities Limited Partnership and Keyera Energy Management Ltd. Keyera Energy Management Ltd. is the duly appointed managing partner of the Partnership (in such capacity, the "**Managing Partner**") pursuant to the Partnership Agreement and as such is duly authorized to execute and deliver on behalf of the Partnership the Subsidiary Guarantee and any other Note Documents to which the Partnership is a party.

(d) Each other Subsidiary Guarantor, if any, is duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of formation and, where legally applicable, is in good standing in each jurisdiction in which such

qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each other Subsidiary Guarantor has the corporate, partnership or trust, as applicable, power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver the Subsidiary Guarantee and any other Note Documents to which it is a party and to perform the provisions thereof.

5.2. Authorization, Etc.

(a) This Agreement and the Notes have been duly authorized by all necessary corporate action on the part of the Company, and this Agreement constitutes, and upon execution and delivery thereof each Note will constitute, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) The Subsidiary Guarantee has been duly authorized by all necessary corporate or partnership action on the part of each Subsidiary Guarantor, as applicable, and constitutes a legal, valid and binding obligation of each such Subsidiary Guarantor enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3. Disclosure.

The Company, through its agents JP Morgan Securities Inc. and RBC Capital Markets Corporation, has delivered to each Purchaser a copy of a Private Placement Memorandum, dated July, 2007 (the "**Memorandum**"), relating to the transactions contemplated hereby. This Agreement, the Memorandum and the documents, certificates or other writings delivered to the Purchasers by or on behalf of the Company in connection with the transactions contemplated hereby and identified in Schedule 5.3, and the financial statements listed in Schedule 5.5 (this Agreement, the Memorandum and such documents, certificates or other writings and financial statements delivered to each Purchaser prior to July 19, 2007 being referred to, collectively, as the "**Disclosure Documents**"), taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances under which they were made. Except as disclosed in the Disclosure Documents, since December 31, 2006 there has been no change in the financial condition, operations, business or properties of the Company, the Fund or any Restricted Subsidiary except changes that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect.

5.4. Organization and Ownership of Shares of Subsidiaries.

(a) Schedule 5.4 (as it may be replaced pursuant to Section 4.10) contains a complete and correct list of the Fund's Subsidiaries as at the date of this Agreement, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Fund and each other Subsidiary.

(b) All of the outstanding shares of capital stock or similar equity interests of each Restricted Subsidiary shown in Schedule 5.4 (as it may be replaced pursuant to Section 4.10), as being owned by the Fund and its Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Fund or another Subsidiary free and clear of any Lien (except as otherwise disclosed in such Schedule 5.4).

(c) Each Restricted Subsidiary identified in Schedule 5.4 (as it may be replaced pursuant to Section 4.10) is a corporation, partnership, trust or other legal entity duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each such Restricted Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact.

(d) No Restricted Subsidiary is a party to, or otherwise subject to any legal, regulatory, contractual or other restriction (other than this Agreement, the agreements listed on Schedule 5.4 and customary limitations imposed by corporate law or similar statutes) restricting the ability of such Restricted Subsidiary to pay dividends out of profits or make any other similar distributions of profits to the Fund, the Company or any Subsidiary Guarantor.

5.5. Financial Statements; Material Liabilities.

The Company and the Fund have delivered to each Purchaser copies of the financial statements of the Fund and its Subsidiaries listed on Schedule 5.5. All of said financial statements (including in each case the related schedules and notes) fairly present in all material respects the consolidated financial position of the Fund and its Subsidiaries as of the respective dates specified in such Schedule and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments). The Company, the Fund and its Restricted Subsidiaries do not have any Material liabilities that are not disclosed on such financial statements or otherwise disclosed in the Disclosure Documents.

5.6. Compliance with Laws, Other Instruments, Etc.

The execution, delivery and performance by the Company, the Fund and each Subsidiary Guarantor of each Note Document to which it is a party will not (a) contravene, result in any breach of, or constitute a default under, or result in the creation of any Lien in respect of any property of the Company, the Fund or any Restricted Subsidiary under, any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association, regulations or by-laws, or any other agreement or instrument to which the Company, the Fund or any Restricted Subsidiary is bound or by which the Company, the Fund or any Restricted Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company, the Fund or any Restricted Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company, the Fund or any Restricted Subsidiary.

5.7. Governmental Authorizations, Etc.

No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company, the Fund or any Subsidiary Guarantor of any Note Document, including, without limitation, any thereof required in connection with the obtaining of Canadian Dollars to make payments under any Note Document and the payment of such Canadian Dollars to Persons resident in the United States of America. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Alberta of any Note Document that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

5.8. Litigation; Observance of Statutes and Orders.

(a) There are no actions, suits, investigations or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company, the Fund or any Restricted Subsidiary or any property of the Company, the Fund or any Restricted Subsidiary in any court or before any arbitrator of any kind or before or by any Governmental Authority that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(b) None of the Company, the Fund nor any Restricted Subsidiary is in default under any term of any order, judgment, decree or ruling of any court, arbitrator or Governmental Authority or is in violation of any applicable law, ordinance, rule or regulation (including, without limitation, Environmental Laws or the USA Patriot Act) of any Governmental Authority, which default or violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.9. Taxes.

(a) The Company, the Fund and its Restricted Subsidiaries have filed all tax returns that are required to have been filed in any jurisdiction, and have paid all taxes shown to be due and payable on such returns and all other taxes and assessments levied upon them or their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent, except for any taxes and assessments (i) the amount of which is not individually or in the aggregate Material or (ii) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which the Company, the Fund or a Restricted Subsidiary, as the case may be, has established adequate reserves in accordance with GAAP. None of the Company, the Fund or any Restricted Subsidiary knows of any basis for any other tax or assessment that could reasonably be expected to have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company, the Fund and its Restricted Subsidiaries in respect of federal, provincial or other taxes for all fiscal periods are adequate.

(b) The Company, the Fund and each Subsidiary Guarantor is permitted to make all payments of interest on, or in respect of, the principal amount of the Non-Canadian Held Notes and interest on such interest, Make-Whole Amounts, as applicable, and interest thereon, and the principal amount of the Non-Canadian Held Notes (in each case, a "**Payment**") to a holder free and clear of and without deduction for or on account of any Taxes imposed by Canada, Alberta or any other applicable Governmental Authority in any jurisdiction in which the Company, the Fund or such Subsidiary Guarantor carries on business or from which Payments are made, or by any taxing authority thereof (collectively, "**Imposed Taxes**"), and any such amounts as are owing or payable or which become owing or payable by and are paid to a holder will not presently be subject to any Imposed Taxes imposed, levied, assessed or collected by Canada or Alberta or any taxing authority thereof, provided in both cases that as of the time of such Payment:

(i) such holder does not use the Non-Canadian Held Notes in, or hold the Non-Canadian Held Notes in the course of, carrying on business in Canada, and is not deemed to use the Non-Canadian Held Notes in connection with a business carried on in Canada for the purposes of the Tax Act, and if such holder carries on an insurance business in Canada and elsewhere, it establishes that the debt evidenced by the Non-Canadian Held Note is neither "designated insurance property" (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1)), as amended or substituted from time to time, nor effectively connected with the insurance business it carries on in Canada, and

(ii) the holder deals at arm's length with the Company for the purposes of the Tax Act.

(c) The Company, the Fund and each Subsidiary Guarantor is permitted to make all Payments on or in respect of Canadian Held Notes to a holder of Canadian Held Notes free and clear of and without deduction for or on account of any Imposed Taxes.

(d) For the purposes of this Section 5.9, all Notes that, at any relevant date of determination hereunder, are held by a Person that is resident or deemed to be a resident of

Canada, or in the case of a Person that is a partnership, all partners of which are resident in Canada, in each case for the purposes of Part XIII of the Tax Act as at such date, are herein called "**Canadian Held Notes**", and all Notes that are not Canadian Held Notes are herein called "**Non-Canadian Held Notes**".

5.10. Title to Property; Leases.

The Company, the Fund and its Restricted Subsidiaries have good and sufficient title to their respective Material properties, including all such properties reflected in the most recent audited balance sheet referred to in Section 5.5 or purported to have been acquired by the Company, the Fund or any Restricted Subsidiary after said date (except as sold or otherwise disposed of in the ordinary course of business), in each case free and clear of Liens prohibited by this Agreement, except for those defects in title and Liens that, individually or in the aggregate, would not have a Material Adverse Effect. All Material leases are valid and subsisting and are in full force and effect in all material respects.

5.11. Licenses, Permits, Etc.

The Company, the Fund and its Restricted Subsidiaries own or possess all licenses, permits, franchises, authorizations, patents, copyrights, proprietary software, service marks, trademarks and trade names, or rights thereto, that individually or in the aggregate are Material, without known conflict with the rights of others, except for those conflicts that, individually or in the aggregate, would not have a Material Adverse Effect.

5.12. Compliance with ERISA; Non-U.S. Plans.

(a) The Fund and each ERISA Affiliate have operated and administered each Plan in compliance with all applicable laws except for such instances of noncompliance as have not resulted in and could not reasonably be expected to result in a Material Adverse Effect. Neither the Fund nor any ERISA Affiliate has incurred any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans (as defined in section 3 of ERISA), and no event, transaction or condition has occurred or exists that would reasonably be expected to result in the incurrence of any such liability by the Fund or any ERISA Affiliate, or in the imposition of any Lien on any of the rights, properties or assets of the Fund or any ERISA Affiliate, in either case pursuant to Title I or IV of ERISA or to such penalty or excise tax provisions or to section 401(a)(29) or 412 of the Code, other than such liabilities or Liens as would not be individually or in the aggregate Material.

(b) The present value of the aggregate benefit liabilities under each of the Plans (other than Multiemployer Plans), determined as of the end of such Plan's most recently ended plan year on the basis of the actuarial assumptions specified for funding purposes in such Plan's most recent actuarial valuation report, did not exceed the aggregate current value of the assets of such Plan allocable to such benefit liabilities. The present value of the accrued benefit liabilities (whether or not vested) under each Non-U.S. Plan that is funded, determined as of the end of the Fund's most recently ended fiscal year on the basis of reasonable actuarial assumptions, did not exceed the current value of the assets of such Non-U.S. Plan allocable to such benefit liabilities. The term "benefit liabilities" has the meaning specified in section 4001

of ERISA and the terms "current value" and "present value" have the meaning specified in section 3 of ERISA.

(c) The Fund and its ERISA Affiliates have not incurred (i) withdrawal liabilities (and are not subject to contingent withdrawal liabilities) under section 4201 or 4204 of ERISA in respect of Multiemployer Plans that individually or in the aggregate are Material or (ii) any obligation in connection with the termination of or withdrawal from any Non-U.S. Plan.

(d) The expected postretirement benefit obligation (determined as of the last day of the Fund's most recently ended fiscal year in accordance with Financial Accounting Standards Board Statement No. 106, without regard to liabilities attributable to continuation coverage mandated by section 4980B of the Code) of the Company, the Fund and its Restricted Subsidiaries is not Material.

(e) The execution and delivery of this Agreement and the issuance and sale of the Notes hereunder will not involve any transaction that is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975(c)(1)(A)-(D) of the Code. The representation by the Company to each Purchaser in the first sentence of this Section 5.12(e) is made in reliance upon and subject to the accuracy of such Purchaser's representation in Section 6.2 as to the sources of the funds used to pay the purchase price of the Notes to be purchased by such Purchaser.

(f) All Non-U.S. Plans have been established, operated, administered and maintained in compliance with all laws, regulations and orders applicable thereto, except where failure so to comply would not be reasonably expected to have a Material Adverse Effect. All premiums, contributions and any other amounts required by applicable Non-U.S. Plan documents or applicable laws to be paid or accrued by the Company, the Fund and its Restricted Subsidiaries have been paid or accrued as required, except where failure so to pay or accrue would not be reasonably expected to have a Material Adverse Effect.

5.13. Private Offering by the Company.

(a) Neither the Company nor anyone acting on its behalf has offered the Notes or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person other than the Purchasers and not more than 27 other Institutional Investors, each of which has been offered the Notes at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Notes to the registration requirements of Section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.

(b) In the case of each offer or sale of the Notes, no form of general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act was used in the United States by the Company nor anyone acting on its behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(c) No securities of the same class or series as the Notes have been issued and sold by the Company nor anyone acting on its behalf in the United States or to any U.S. person as such persons are defined in Regulation S under the Securities Act within the six-month period immediately prior to the date hereof.

5.14. Use of Proceeds; Margin Regulations.

The Company will apply or cause to be applied the proceeds of the sale of Notes to repay (but not permanently reduce) Debt under the Bank Facilities and other existing short-term Debt and for general corporate, trust or partnership purposes of the Fund taken as a whole. No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for the purpose of buying or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System (12 CFR 221), or for the purpose of buying or carrying or trading in any securities under such circumstances as to involve the Company in a violation of Regulation X of said Board (12 CFR 224) or to involve any broker or dealer in a violation of Regulation T of said Board (12 CFR 220). The Company does not own any margin stock. As used in this Section, the terms "margin stock" and "purpose of buying or carrying" shall have the meanings assigned to them in said Regulation U.

5.15. Existing Debt.

(a) Except as described therein, Schedule 5.15 sets forth a complete and correct list of all outstanding Debt of the Company, the Fund and its Restricted Subsidiaries (other than Debt owed to the Company, the Fund or another Restricted Subsidiary) as of July 31, 2007 (including a description of the obligors and obligees, principal amount outstanding and collateral therefor, if any, and Guarantee thereof, if any), since which date there has been no Material change in the amounts, interest rates, sinking funds, installment payments or maturities of the Debt of the Company, the Fund or its Restricted Subsidiaries. None of the Company, the Fund nor any Restricted Subsidiary is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of the Company, the Fund or such Restricted Subsidiary and no event or condition exists with respect to any Debt of the Company, the Fund or any Restricted Subsidiary the outstanding principal amount of which exceeds Cdn.$25,000,000 that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(b) None of the Company, the Fund nor any Restricted Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Debt of the Company, the Fund or such Restricted Subsidiary, any agreement relating thereto or any other agreement (including, but not limited to, its charter or other organizational document) which limits the amount of, or otherwise imposes restrictions on the incurring of, Debt of the Company, except as specifically indicated in Schedule 5.15.

5.16. Foreign Assets Control Regulations, Etc.

(a) Neither the sale of the Notes by the Company hereunder nor its use of the proceeds thereof will violate the Trading with the Enemy Act, as amended, or any of the foreign

assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto.

(b) None of the Company, the Fund nor any Subsidiary (i) is a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (ii) knowingly engages in any dealings or transactions with any such Person. The Company, the Fund and its Subsidiaries are in compliance, in all material respects, with the USA Patriot Act.

(c) No part of the proceeds from the sale of the Notes hereunder will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended, assuming in all cases that such Act applies to the Company or the Fund.

5.17. Status under Certain Statutes.

None of the Company, the Fund nor any Restricted Subsidiary is required to register as an investment company under the Investment Company Act of 1940, as amended, nor is subject to regulation under the Public Utility Holding Company Act of 2005, as amended, the ICC Termination Act of 1995, as amended, or the Federal Power Act, as amended.

5.18. Ranking of Obligations.

The Company's payment obligations under this Agreement and the Notes will, upon issuance of the Notes, rank at least *pari passu,* without preference or priority, with its obligations under the Bank Facility and with all other unsecured and unsubordinated Debt of the Company. The Fund's payment obligations under the Fund Guarantee will, upon execution and delivery thereof in accordance with Section 9.12, rank at least *pari passu,* without preference or priority, with its obligations under its guarantee of the Bank Facility and with all other unsecured and unsubordinated Debt of the Fund. Each Subsidiary Guarantor's payment obligations under the Subsidiary Guarantee will, upon issuance thereof, rank at least *pari passu,* without preference or priority, with its obligations under, or under its guarantee of (as applicable) the Bank Facility and with all other unsecured and unsubordinated Debt of such Subsidiary Guarantor.

6. REPRESENTATIONS OF THE PURCHASERS.

6.1. Purchase for Investment.

Each Purchaser severally represents that it is purchasing the Securities for its own account or for one or more separate accounts maintained by such Purchaser or for the account of one or more pension or trust funds and not with a view to the distribution thereof, provided that the disposition of such Purchaser's or their property shall at all times be within such Purchaser's or their control. Each Purchaser understands that the Securities have not been registered under the Securities Act, and that the distribution of the Securities has not been qualified by a prospectus under Canadian federal or provincial securities laws, and may be transferred or resold

(including by pledge or hypothecation) only if registered pursuant to the provisions of the Securities Act and a valid qualification under applicable state securities or "blue sky" laws, or if an exemption from registration or qualification is available, except under circumstances where neither such registration nor such an exemption is required by law, and may be transferred or resold (including by pledge or hypothecation) in Canada only in compliance with applicable Canadian federal and provincial securities laws and that the Company is not required to register the Securities or their distribution in the United States or Canada. Such Purchaser is knowledgeable, sophisticated and experienced in business and financial matters; it has previously invested in securities similar to the Securities (but issued by other Persons); and it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is able to bear the economic risk of its investment in the Securities and is presently able to afford the complete loss of such investment; it (or, if it is purchasing for a managed account, such account on behalf of which such Purchaser is acting) is a resident of Canada or is an Institutional Accredited Investor; and it acknowledges it has been afforded sufficient access to information about the Company, the Fund and its Subsidiaries and the financial condition and business of each sufficient to enable it to evaluate its investment in the Securities.

If such Purchaser is a resident of Canada:

(a) it is purchasing the Notes as principal or for accounts on behalf of which its purchase is deemed to be as principal under applicable securities legislation, and it is an "accredited investor" as such term is defined in National Instrument 45-106;

(b) it acknowledges that the sale and delivery of the Notes to such Purchaser and (if applicable) to any purchaser on whose behalf such Purchaser is contracting hereunder, is conditional upon such sale being exempt from the prospectus and dealer registration requirements under applicable securities laws in the province of Canada in which such Purchaser is resident;

(c) it acknowledges that the Notes are subject to resale restrictions under applicable securities laws, and it has been advised to consult its own legal advisors with respect to applicable re sale restrictions; and

(d) it will comply with all relevant securities legislation concerning any resale of the Notes.

The Purchasers acknowledge that the Securities shall bear a legend substantially in the following form:

> THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS OR

APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [DATE OF CLOSING], AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

6.2. Source of Funds.

Each Purchaser severally represents that at least one of the following statements is an accurate representation as to each source of funds (a "**Source**") to be used by such Purchaser to pay the purchase price of the Notes to be purchased by it hereunder:

(a) the Source is an "insurance company general account" (as the term is defined in the United States Department of Labor's Prohibited Transaction Exemption ("**PTE**") 95-60) in respect of which the reserves and liabilities (as defined by the annual statement for life insurance companies approved by the NAIC (the "**NAIC Annual Statement**")) for the general account contract(s) held by or on behalf of any employee benefit plan together with the amount of the reserves and liabilities for the general account contract(s) held by or on behalf of any other employee benefit plans maintained by the same employer (or affiliate thereof as defined in PTE 95-60) or by the same employee organization in the general account do not exceed 10% of the total reserves and liabilities of the general account (exclusive of separate account liabilities) plus surplus as set forth in the NAIC Annual Statement filed with such Purchaser's state of domicile; or

(b) the Source is a separate account that is maintained solely in connection with such Purchaser's fixed contractual obligations under which the amounts payable, or credited, to any employee benefit plan (or its related trust) that has any interest in such separate account (or to any participant or beneficiary of such plan (including any annuitant)) are not affected in any manner by the investment performance of the separate account; or

(c) the Source is either (i) an insurance company pooled separate account, within the meaning of PTE 90-1 or (ii) a bank collective investment fund, within the meaning of the PTE 91-38 and, except as disclosed by such Purchaser to the Company in writing pursuant to this clause (c), no employee benefit plan or group of plans maintained by the same employer or employee organization beneficially owns more than 10% of all assets allocated to such pooled separate account or collective investment fund; or

(d) the Source constitutes assets of an "investment fund" (within the meaning of Part V of PTE 84-14 (the "**QPAM Exemption**")) managed by a "qualified professional asset manager" or "QPAM" (within the meaning of Part V of the QPAM Exemption), no employee benefit plan's assets that are included in such investment fund, when combined with the assets of all other employee benefit plans established or maintained by the same employer or by an affiliate (within the meaning of Section V(c)(1) of the QPAM Exemption) of such employer or by the same employee organization and managed by such QPAM, exceed 20% of the total client

assets managed by such QPAM, the conditions of Part I(c) and (g) of the QPAM Exemption are satisfied, as of the last day of its most recent calendar quarter, the QPAM does not own a 10% or more interest in the Company and no Person controlling or controlled by the QPAM (applying the definition of "control" in Section V(e) of the QPAM Exemption) owns a 20% or more interest in the Company (or less than 20% but greater than 10%, if such person exercises control over the management or policies of the Company by reason of its ownership interest) and (i) the identity of such QPAM and (ii) the names of all employee benefit plans whose assets are included in such investment fund have been disclosed to the Company in writing pursuant to this clause (d); or

(e) the Source constitutes assets of a "plan(s)" (within the meaning of Section IV of PTE 96-23 (the "**INHAM Exemption**")) managed by an "in-house asset manager" or "INHAM" (within the meaning of Part IV of the INHAM Exemption), the conditions of Part I(a), (g) and (h) of the INHAM Exemption are satisfied, neither the INHAM nor a person controlling or controlled by the INHAM (applying the definition of "control" in Section IV(d) of the INHAM Exemption) owns a 5% or more interest in the Company and (i) the identity of such INHAM and (ii) the name(s) of the employee benefit plan(s) whose assets constitute the Source have been disclosed to the Company in writing pursuant to this clause (e); or

(f) the Source is a governmental plan; or

(g) the Source is one or more employee benefit plans, or a separate account or trust fund comprised of one or more employee benefit plans, each of which has been identified to the Company in writing pursuant to this clause (g); or

(h) the Source does not include assets of any employee benefit plan, other than a plan exempt from the coverage of ERISA.

As used in this Section 6.2, the terms "employee benefit plan," "governmental plan," and "separate account" shall have the respective meanings assigned to such terms in section 3 of ERISA.

7. INFORMATION AS TO THE FUND.

7.1. Financial and Business Information

The Company shall deliver to each holder of Notes that is an Institutional Investor:

(a) Quarterly Statements - within 60 days after the end of each quarterly fiscal period in each fiscal year of the Fund (other than the last quarterly fiscal period of each such fiscal year), duplicate copies of unaudited consolidated financial statements for the Fund as at the end of such quarter setting forth in comparative form the figures for the corresponding periods in the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP applicable to quarterly financial statements generally, and certified by a Senior Financial Officer of the Fund as fairly presenting, in all material respects, the financial position of the entities being reported on and their results of operations and cash flows, subject to changes resulting from year-end

adjustments; provided that the Company shall be deemed to have made such delivery of such financial information if the Company shall have timely made such financial information available on "SEDAR" (at the date of this Agreement located on the worldwide web at: http//www.sedar.com) and on the Company's home page on the worldwide web (at the date of this Agreement located at: http//www.keyera.com) and shall have given each Purchaser prior notice (in accordance with the requirements of Section 19) of such availability on SEDAR and on the Company's home page specifically in connection with each delivery (such availability and notice thereof being referred to as "**Electronic Delivery**") and such certification is in accordance with Multilateral Instrument 52-109 (Certification of the Company's Annual and Interim Filings as adopted by the Canadian Securities Administrator);

(b) Annual Statements - within 120 days after the end of each fiscal year of the Fund, duplicate copies of audited consolidated financial statements of the Fund as at the end of such year, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail, prepared in accordance with GAAP, and accompanied by an opinion thereon of independent public accountants of recognized international standing, which opinion shall state that such financial statements present fairly, in all material respects the financial position of the entities being reported upon and their results of operations and cash flows and have been prepared in conformity with GAAP, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances; provided that the Company shall be deemed to have made such delivery of such financial information if the Company shall have timely made Electronic Delivery thereof;

(c) Alberta Securities Commission and Other Reports - promptly upon their becoming available, one copy of (i) each financial statement sent by the Fund to securities holders generally, and (ii) each regular or material periodic report, each registration statement (without exhibits except as expressly requested by such holder), and each prospectus and all amendments thereto filed by the Fund with any securities exchange, including the Alberta Securities Commission or the U.S. Securities and Exchange Commission or any successor agency to any of the foregoing or any other Canadian or United States federal, state or provincial securities regulatory authority or with any Canadian provincial or United States stock exchange and of all press releases and other statements made available generally by the Fund to the public concerning developments that are Material; provided that the Company may make any delivery under clauses (i) or (ii) by Electronic Delivery;

(d) Notice of Default or Event of Default - promptly, and in any event within five Business Days after a Responsible Officer becoming aware of the existence of any Default or Event of Default or that any Person has given any notice or taken any action with respect to a claimed default hereunder or that any Person has given any notice or taken any action with respect to a claimed default of the type referred to in Section 11(f), a written notice specifying the nature and period of existence thereof and what action the Company, the Fund or any Restricted Subsidiary is taking or proposes to take with respect thereto;

(e) Employee Benefit Matters - promptly and in any event within five Business Days after a Responsible Officer becoming aware of any of the following, a written

notice setting forth the nature thereof and the action, if any, that the Fund or an ERISA Affiliate proposes to take with respect thereto:

(i) with respect to any Plan, any reportable event, as defined in section 4043(c) of ERISA and the regulations thereunder, for which notice thereof has not been waived pursuant to such regulations as in effect on the date hereof; or

(ii) the taking by the PBGC of steps to institute, or the threatening by the PBGC of the institution of, proceedings under section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan, or the receipt by the Fund or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan; or

(iii) any event, transaction or condition that could result in the incurrence of any liability by the Fund or any ERISA Affiliate pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, or in the imposition of any Lien on any of the rights, properties or assets of the Fund or any ERISA Affiliate pursuant to Title I or IV of ERISA or such penalty or excise tax provisions, if such liability or Lien, taken together with any other such liabilities or Liens then existing, would reasonably be expected to have a Material Adverse Effect; or

(iv) receipt of notice of the imposition of a Material financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans;

(f) Notices from Governmental Authority - promptly, and in any event within 30 days of receipt thereof, copies of any notice to the Company, the Fund or a Restricted Subsidiary from any Governmental Authority relating to any order, ruling, statute or other law or regulation that could reasonably be expected to have a Material Adverse Effect;

(g) Unrestricted Subsidiaries – if and for so long as the Company, the Fund and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Fund and its Subsidiaries on a consolidated basis, then the Company and the Fund shall be required, in addition to the requirements of and within the respective periods provided in Sections 7.1(a) and 7.1(b), to provide consolidated financial statements of the Company, the Fund and its Restricted Subsidiaries on a consolidated basis pursuant to Sections 7.1(a) and 7.1(b), without taking into consideration the financial statements pertaining to the Fund and its Subsidiaries on a consolidated basis, together with a table reflecting eliminations or adjustments required to reconcile such financial statements to the financial statements of the Fund and its Subsidiaries on a consolidated basis, with the effect and result that financial terms and definitions used in determining compliance with financial covenants herein contained shall be reported on the basis of financial statements pertaining to the Company, the Fund and its Restricted Subsidiaries only (excluding Unrestricted Subsidiaries), rather than the Fund and its Subsidiaries on a consolidated basis; and

(h) Requested Information - with reasonable promptness, such other data and information relating to the business, operations, affairs, financial condition, assets or properties of the Company, the Fund or any of its Restricted Subsidiaries or relating to the ability of the Company to perform its obligations under this Agreement and the Notes as from time to time may be reasonably requested by any such holder of Notes, including information readily available to the Company explaining the Company's financial statements if such information has been requested by the SVO in order to assign or maintain a designation of the Notes.

7.2. Officer's Certificate

Each set of financial statements delivered to a holder of Notes pursuant to Sections 7.1(a) or 7.1(b) hereof shall be accompanied by a certificate of a Senior Financial Officer of the Company setting forth (in addition to those matters stated in Sections 7.1(a) and 7.1(b)):

(a) Covenant Compliance - the information (including detailed calculations) required in order to establish whether the Company was in compliance with the requirements of Sections 10.5, 10.6 and 10.7 hereof during the quarterly or annual period covered by the statements then being furnished (including with respect to each such Section, where applicable, the calculations of the maximum or minimum amount, ratio or percentage, as the case may be, permissible under the terms of such Sections, and the calculation of the amount, ratio or percentage then in existence); and

(b) Event of Default - a statement that such officer has reviewed the relevant terms hereof and has made, or caused to be made, under his or her supervision, a review of the transactions and conditions of the Company, the Fund and its Restricted Subsidiaries from the beginning of the interim or annual period covered by the statements then being furnished to the date of the certificate and that such review shall not have disclosed the existence during such period of any condition or event that constitutes a Default or an Event of Default or, if any such condition or event existed or exists, specifying the nature and period of existence thereof and what action the Company shall have taken or proposes to take with respect thereto.

7.3. Visitation.

The Company shall permit the representatives of each holder of Notes that is an Institutional Investor:

(a) No Default — if no Default or Event of Default then exists, at the expense of such holder and upon reasonable prior notice to the Company, to visit the principal executive office of the Company, the Fund and the Restricted Subsidiaries to discuss the affairs, finances and accounts of the Company, the Fund and the Restricted Subsidiaries with the officers of the Company, the Fund and the Restricted Subsidiaries, and, with the consent of the Company (which consent will not be unreasonably withheld) to visit the other offices and properties of the Company, the Fund and the Restricted Subsidiaries, all at such reasonable times and during normal business hours (but in any event limited to once in each fiscal year); and

(b) Default — if a Default or Event of Default then exists, at the expense of the Company to visit and inspect any of the offices or properties of the Company, the Fund and the Restricted Subsidiaries, to examine all their respective books of account, records, reports and other papers, to make copies and extracts therefrom, and to discuss their respective affairs, finances and accounts with their respective officers and independent public accountants (and by this provision the Company authorizes said accountants to discuss the affairs, finances and accounts of the Company, the Fund and the Restricted Subsidiaries), all at such times and as often as may be requested.

7.4. Limitation on Disclosure Obligation.

The Company shall not be required to disclose the following information pursuant to Section 7.1(c), 7.1(h) or 7.3:

(a) information that the Company determines after consultation with counsel qualified to advise on such matters that, notwithstanding the confidentiality requirements of Section 21, it would be prohibited from disclosing by applicable law or regulations without making public disclosure thereof; or

(b) information that, notwithstanding the confidentiality requirements of Section 21, the Company is prohibited from disclosing by the terms of an obligation of confidentiality contained in any agreement with any non-Affiliate binding upon the Company and not entered into in contemplation of this clause 7.4(b), provided that the Company shall use commercially reasonable efforts to obtain consent from the party in whose favor the obligation of confidentiality was made to permit the disclosure of the relevant information and provided further that the Company has received a written opinion of counsel confirming that disclosure of such information without consent from such other contractual party would constitute a breach of such agreement.

Promptly after a request therefor from any holder of Notes that is an Institutional Investor, the Company will provide such holder with a written opinion of counsel (which may be addressed to the Company) relied upon as to any requested information that the Company is prohibited from disclosing to such holder under circumstances described in this Section 7.4.

8. PAYMENT AND PREPAYMENT OF THE NOTES.

8.1. Maturity.

As provided therein, the entire unpaid principal balance of the Notes shall be due and payable on the stated maturity date thereof.

8.2. Optional Prepayments with Make-Whole Amount.

The Company may, at its option, upon notice as provided below, prepay at any time all, or from time to time any part of, the Notes then outstanding at 100% of the principal amount so prepaid, the Make-Whole Amount determined for the prepayment date with respect to such principal amount and any amount required to be paid by the Company pursuant to Section 8.8(c). The Company will give each holder of Notes written notice of each optional prepayment

under this Section 8.2 not less than 30 days and not more than 60 days prior to the date fixed for such prepayment. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date, the principal amount of each Note held by such holder to be prepaid (determined in accordance with Section 8.5), and the interest to be paid on the prepayment date with respect to such principal amount being prepaid, and shall be accompanied by a certificate of a Senior Financial Officer as to the estimated Make-Whole Amount due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. Two Business Days prior to such prepayment, the Company shall deliver to each holder of Notes a certificate of a Senior Financial Officer specifying the calculation of such Make-Whole Amount as of the specified prepayment date.

8.3. Prepayment for Tax Reasons Without Make-Whole Amount.

If at any time as a result of a Change in Tax Law (as defined below) the Company is or becomes obligated to make any Additional Payments (as defined below) in respect of any payment of interest on account of any of the Notes in an aggregate amount for all affected Notes equal to 5% or more of the aggregate amount of such interest payment on account of all of the Notes, the Company may give the holders of all affected Notes irrevocable written notice (each, a "**Tax Prepayment Notice**") of the prepayment of such affected Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) and the circumstances giving rise to the obligation of the Company to make any Additional Payments and the amount thereof and offering to prepay all of the affected Notes on the date of such prepayment at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment plus any amount payable pursuant to Section 8.8(c) but, for certainty, without any Make-Whole Amount. Each holder of an affected Note that wishes to accept such prepayment in respect of all or any of the affected Notes held by it shall give written notice to that effect to the Company no more than 20 days after receipt of the Tax Prepayment Notice (each, a "**Tax Prepayment Acceptance Notice**"). The form of Tax Prepayment Acceptance Notice and a description in reasonable detail of the nature and date of the Change in Tax Law shall accompany the Tax Prepayment Notice. Failure to give a Tax Prepayment Acceptance Notice with respect to any affected Note within such 20 day period shall be deemed to be a rejection of the prepayment of such affected Note or affected Notes held by such holder, and shall operate as a permanent waiver of such holder's right to receive the Additional Payments arising as a result of the circumstances described in the Tax Prepayment Notice in respect of all future payments of interest on such Note or Notes (but not of such holder's right to receive any Additional Payments that arise out of circumstances not described in the Tax Prepayment Notice or which exceed the amount of the Additional Payment described in the Tax Prepayment Notice), which waiver shall be binding upon all subsequent transferees of such Notes. The principal amount of all Notes that are the subject of a Tax Prepayment Acceptance Notice together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date.

No prepayment of the Notes pursuant to this Section 8.3 shall affect the obligation of the Company to pay Additional Payments in respect of any payment made on or prior to the date of such prepayment. For purposes of this Section 8.3, any holder of more than one affected

Note may act separately with respect to each affected Note so held (with the effect that a holder of more than one affected Note may accept such offer with respect to one or more affected Notes so held and reject such offer with respect to one or more other affected Notes so held).

The Company may not offer to prepay or prepay Notes pursuant to this Section 8.3 (a) if a Default or Event of Default then exists, (b) until the Company shall have taken commercially reasonable steps to mitigate the requirement to make the related Additional Payments or (c) if the obligation to make such Additional Payments directly results or resulted from actions taken by the Company, the Fund or any Subsidiary (other than actions required to be taken under applicable law), and any Tax Prepayment Notice given pursuant to this Section 8.3 shall certify to the foregoing and describe such mitigation steps, if any.

For purposes of this Section 8.3: "**Additional Payments**" means additional amounts required to be paid to a holder of any Note pursuant to Section 13 by reason of a Change in Tax Law; and a "**Change in Tax Law**" means (individually or collectively with one or more prior changes) (i) an amendment to, or change in, any law, treaty, rule or regulation of Canada after the date of the Agreement, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation after the date of the Agreement, which amendment or change is in force and continuing and meets the opinion and certification requirements described below or (ii) in the case of any other jurisdiction that becomes a Taxing Jurisdiction after the date of the Agreement, an amendment to, or change in, any law, treaty, rule or regulation of such jurisdiction, or an amendment to, or change in, an official interpretation or application of such law, treaty, rule or regulation, in any case after such jurisdiction shall have become a Taxing Jurisdiction, which amendment or change is in force and continuing and meets such opinion and certification requirements. No such amendment or change shall constitute a Change in Tax Law unless the same would in the opinion of the Company (which shall be evidenced by an Officer's Certificate of the Company and supported by a written opinion of counsel having recognized expertise in the field of taxation in the Taxing Jurisdiction, both of which shall be delivered to all holders of the Notes prior to or concurrently with the Tax Prepayment Notice in respect of such Change in Tax Law) affect the deduction or require the withholding of any Tax imposed by such Taxing Jurisdiction on any payment payable on the Notes.

8.4. Prepayment on Change of Control Without Make-Whole Amount.

The Company shall, within 5 Business Days after any Responsible Officer has knowledge of a Change of Control, give all holders of Notes written notice thereof (each, a "**Change of Control Prepayment Notice**"), which notice shall contain and constitute an offer to prepay the Notes on a specified prepayment date (which shall be a Business Day not less than 30 days nor more than 60 days after the date of such notice) at 100% of the principal amount so prepaid together with interest accrued thereon to the date of such prepayment plus any amount payable pursuant to Section 8.8(c) but, for certainty, without any Make-Whole Amount. Each holder of a Note that wishes to accept such prepayment in respect of all or any of the Notes held by it shall give written notice to that effect to the Company no more than 20 days after receipt of the Change of Control Prepayment Notice (each, a "**Change of Control Prepayment Acceptance Notice**"). The form of Change of Control Prepayment Acceptance Notice and a

description in reasonable detail of the nature and date of the Change of Control shall accompany the Change of Control Prepayment Notice. Failure to give a Change of Control Prepayment Acceptance Notice with respect to any Note within such 20 day period shall be deemed to be a rejection of the prepayment of such Note or Notes held by such holder. The principal amount of all Notes that are the subject of a Change of Control Prepayment Acceptance Notice together with interest accrued thereon to the date of such prepayment shall become due and payable on such prepayment date.

For purposes of this Section 8.4, any holder of more than one Note may act separately with respect to each Note so held (with the effect that a holder of more than one Note may accept such offer with respect to one or more Notes so held and reject such offer with respect to one or more other Notes so held).

8.5. Allocation of Partial Prepayments.

In the case of each partial prepayment of the Notes pursuant to Section 8.2, (a) if a Default or Event of Default has occurred and is continuing, the principal amount of the Notes to be prepaid shall be allocated among all of the Notes (without distinction as to series) at the time outstanding in proportion, as nearly as practicable, to the respective unpaid principal amounts of all Notes not theretofore called for prepayment, and (b) if no Default or Event of Default has occurred and is continuing, the Company may, at its option, prepay one series of Notes without prepaying any other series, in proportion, as nearly as practicable, to the respective unpaid principal amounts of the Notes of the series being prepaid but not theretofore called for prepayment.

8.6. Maturity; Surrender, Etc.

In the case of each prepayment of Notes pursuant to this Section 8, the principal amount of each Note to be prepaid shall mature and become due and payable on the date fixed for such prepayment (which shall be a Business Day), together with interest on such principal amount accrued to such date and the applicable Make-Whole Amount, if any. From and after such date, unless the Company shall fail to pay such principal amount when so due and payable, together with the interest and Make-Whole Amount, if any, as aforesaid, interest on such principal amount shall cease to accrue. Any Note paid or prepaid in full shall be surrendered to the Company and cancelled and shall not be reissued, and no Note shall be issued in lieu of any prepaid principal amount of any Note.

8.7. Purchase of Notes.

The Company will not and will not permit any Affiliate to purchase, redeem, prepay or otherwise acquire, directly or indirectly, any of the outstanding series of Notes except (a) upon the payment or prepayment of the series of Notes in accordance with the terms of this Agreement and the Notes or (b) pursuant to an offer to purchase made by the Company or an Affiliate *pro rata* to the holders of all Notes of such series at the time outstanding upon the same terms and conditions. Any such offer shall provide each holder with sufficient information to enable it to make an informed decision with respect to such offer, and shall remain open for at least 5 Business Days. If the holders of more than 50% of the principal amount of the Notes then

outstanding accept such offer, the Company shall promptly notify the remaining holders of such fact and the expiration date for the acceptance by holders of Notes of such offer shall be extended by the number of days necessary to give each such remaining holder at least 5 Business Days from its receipt of such notice to accept such offer. The Company will promptly cancel all Notes acquired by it or any Affiliate pursuant to any payment, prepayment or purchase of Notes pursuant to any provision of this Agreement and no Notes may be issued in substitution or exchange for any such Notes.

8.8. Make-Whole Amount.

(a) Non-Swapped Notes

The term "**Make-Whole Amount**" means, with respect to any Non-Swapped Notes, an amount equal to the excess, if any, of the Discounted Value of the Remaining Scheduled Payments with respect to the Called Principal of such Non-Swapped Note over the amount of such Called Principal, provided that the Make-Whole Amount may not in any event be less than zero. All payments of Make-Whole Amount in respect of any Non-Swapped Note shall be made in Canadian Dollars. For the purposes of determining the Make-Whole Amount with respect to any Non-Swapped Notes, the following terms have the following meanings:

"**Applicable Percentage**" means 0.50% (50 basis points).

"**Called Principal**" means, with respect to any Non-Swapped Note, the principal of such Non-Swapped Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**Discounted Value**" means, with respect to the Called Principal of any Non-Swapped Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Non-Swapped Note is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"**Non-Swapped Note**" means any Note other than a Swapped Note.

"**Reinvestment Yield**" means, with respect to the Called Principal of any Non-Swapped Note, the sum of (x) the Applicable Percentage plus (y) (i) the yield to maturity, as of the third Business Day preceding the Settlement Date with respect to such Called Principal, as provided by two major Canadian investment dealers designated by the holders of at least 51% in principal amount of the Non-Swapped Notes (the "**Designated Investment Dealers**"), for a non callable Government of Canada bond in Canadian Dollars having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation),

the average of the yields for such securities as determined by the Designated Investment Dealers.

In the case of each determination under the preceding paragraph, such implied yield will be determined, if necessary, by interpolating linearly between (1) the non-callable Government of Canada bond in Canadian Dollars with the maturity closest to and greater than the Remaining Average Life of such Called Principal and (2) the non-callable Government of Canada bond in Canadian Dollars with the maturity closest to and less than the Remaining Average Life of such Called Principal. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of such Non-Swapped Note.

"**Remaining Average Life**" means, with respect to any Called Principal of any Non-Swapped Note, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Scheduled Payment with respect to such Called Principal by (b) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

"**Remaining Scheduled Payments**" means, with respect to the Called Principal of any Non-Swapped Note, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such Settlement Date is not a date on which an interest payment is due to be made under the terms of the Non-Swapped Notes, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Section 8.2 or Section 12.1.

"**Settlement Date**" means, with respect to the Called Principal of any Non-Swapped Note, the date on which such Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

(b) Swapped Notes

The term "**Make-Whole Amount**" means, with respect to any Swapped Note, an amount equal to the excess, if any, of the Swapped Note Discounted Value of the Swapped Note Remaining Scheduled Swap Payments with respect to the Swapped Note Called Notional Amount related to such Swapped Note over such Swapped Note Called Notional Amount, provided that the Make-Whole Amount may not in any event be less than zero. All payments of Make-Whole Amount in respect of any Swapped Note shall be made in U.S. Dollars. For the purposes of determining the Make-Whole Amount with respect to any Swapped Note, the following terms have the following meanings:

"**Applicable Percentage**" means 0.50% (50 basis points).

"**Swap Agreement**" means, with respect to any Swapped Note, (x) a transaction entered into pursuant to a cross currency swap agreement and annexes and schedules thereto (an "**Initial Swap Transaction**") that was entered into on an arm's length basis by the original purchaser of such Swapped Note (or any affiliate thereof) in connection with the execution of this Agreement and the issuance, sale and delivery of such Swapped Note, which relates to the scheduled payments by the Company of interest and principal on such Swapped Note and under which the holder of such Swapped Note will receive payments from the counterparty thereunder in U.S. Dollars and which is described on Schedule 8.8(b) and including any Initial Swap Transaction that has been assumed (without any waiver, amendment, deletion or replacement of any material economic term or provision thereof) by a holder of a Swapped Note in connection with a transfer of such Swapped Note and (y) any Replacement Swap Transaction; and "**Replacement Swap Transaction**" means, with respect to any Swapped Note, any transaction entered into pursuant to a cross-currency swap agreement and annexes and schedules thereto entered into with respect to such Swapped Note that is entered into on an arm's length basis in full or partial replacement (by amendment, modification or otherwise) of such Initial Swap Transaction (or any subsequent Replacement Swap Transaction) in a notional amount not exceeding the aggregate outstanding principal amount of such Swapped Note. Any holder that enters into, assumes or terminates an Initial Swap Transaction or Replacement Swap Transaction shall within a reasonable period of time following the request of the Company deliver to the Company a copy of the confirmation, assumption or termination related thereto.

"**Swapped Note**" means any Note that as of the date of the First Closing or Second Closing, as applicable, is subject to a Swap Agreement. A "Swapped Note" shall no longer be deemed a "Swapped Note" unless a Swap Agreement shall be in force in respect thereof.

"**Swapped Note Called Notional Amount**" means, with respect to any Swapped Note Called Principal of any Swapped Note, the payment in U.S. Dollars due to the holder of such Swapped Note under the terms of the Swap Agreement to which such holder is party, attributable to and in exchange for such Swapped Note Called Principal, assuming that such Swapped Note Called Principal were paid on its scheduled maturity date.

"**Swapped Note Called Principal**" means, with respect to any Swapped Note, the principal of such Swapped Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

"**Swapped Note Discounted Value**" means, with respect to the Swapped Note Called Notional Amount of any Swapped Note that is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires, the amount obtained by discounting all Swapped Note Remaining Scheduled Swap Payments corresponding to the Swapped Note Called Notional Amount of such Swapped Note from their respective scheduled due dates to the

Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on such Swapped Note is payable) equal to the Swapped Note Reinvestment Yield with respect to such Swapped Note Called Notional Amount.

"**Swapped Note Reinvestment Yield**" means, with respect to the Swapped Note Called Notional Amount of any Swapped Note, the sum of (x) the Applicable Percentage plus (y) the yield to maturity implied by (i) the yields reported as of 10:00 A.M. (New York City time) on the second Business Day preceding the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount, on the display designated as "Page PX1" (or such other display as may replace Page PX1) on Bloomberg Financial Markets ("**Bloomberg**") for the most recently issued actively traded on the run U.S. Treasury securities having a maturity equal to the Swapped Note Remaining Average Life of such Swapped Note Called Notional Amount as of such Swapped Note Settlement Date, or (ii) if such yields are not reported as of such time or the yields reported as of such time are not ascertainable (including by way of interpolation), the Treasury Constant Maturity Series Yields reported, for the latest day for which such yields have been so reported as of the second Business Day preceding the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount, in U.S. Federal Reserve Statistical Release H.15 (or any comparable successor publication) for U.S. Treasury securities having a constant maturity equal to the Swapped Note Remaining Average Life of such Swapped Note Called Notional Amount as of such Swapped Note Settlement Date. In the case of each determination under clause (i) or clause (ii), as the case may be, of this paragraph, such implied yield will be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between (1) the applicable U.S. Treasury security with the maturity closest to and greater than the Swapped Note Remaining Average Life of such Swapped Note Called Notional Amount and (2) the applicable U.S. Treasury security with the maturity closest to and less than such Swapped Note Remaining Average Life. The Swapped Note Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Swapped Note.

"**Swapped Note Remaining Average Life**" means, with respect to any Swapped Note Called Notional Amount, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (x) such Swapped Note Called Notional Amount into (y) the sum of the products obtained by multiplying (1) the principal component of each Swapped Note Remaining Scheduled Swap Payment with respect to such Swapped Note Called Notional Amount by (2) the number of years (calculated to the nearest one-twelfth year) that will elapse between the Swapped Note Settlement Date with respect to such Swapped Note Called Notional Amount and the scheduled due date of such Swapped Note Remaining Scheduled Payment.

"**Swapped Note Remaining Scheduled Swap Payments**" means, with respect to the Swapped Note Called Notional Amount relating to any Swapped Note, the payments

in U.S. Dollars due to the holder of such Swapped Note under the terms of the Swap Agreement to which such holder is party which correspond to all payments of the Swapped Note Called Principal of such Swapped Note corresponding to such Swapped Note Called Notional Amount and interest on such Swapped Note Called Principal (other than that portion of the payment due under such Swap Agreement corresponding to the interest accrued on the Swapped Note Called Principal to the Swapped Note Settlement Date) that would be due after the Swapped Note Settlement Date in respect of such Swapped Note Called Notional Amount assuming that no payment of such Swapped Note Called Principal were made prior to its scheduled maturity, provided that if such Swapped Note Settlement Date is not a date on which an interest payment is due to be made under the terms of such Swapped Note, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Swapped Note Settlement Date and required to be paid on such Swapped Note Settlement Date pursuant to Section 8.2 or Section 12.1.

"**Swapped Note Settlement Date**" means, with respect to the Swapped Note Called Notional Amount of any Swapped Note Called Principal of any Swapped Note, the date on which such Swapped Note Called Principal is to be prepaid pursuant to Section 8.2 or has become or is declared to be immediately due and payable pursuant to Section 12.1, as the context requires.

(c) Swap Breakage

If any Swapped Note is prepaid pursuant to Section 8.2, 8.3, 8.4 or 10.9 or has become or is declared to be immediately due and payable pursuant to Section 12.1, then (a) any resulting Net Loss in connection therewith shall be reimbursed to the holder of such Swapped Note by the Company in U.S. Dollars upon any such prepayment or repayment of such Swapped Note and (b) any resulting Net Gain in connection therewith shall be deducted (i) from the Make-Whole Amount, if any, or any principal or interest to be paid to the holder of such Swapped Note by the Company upon any such prepayment of such Swapped Note pursuant to Section 8.2, 8.3, 8.4 or 10.9 or (ii) from the Make-Whole Amount, if any, to be paid to the holder of such Swapped Note by the Company upon any such repayment of such Swapped Note pursuant to Section 12.1, provided that, in either case, the Make-Whole Amount in respect of such Swapped Note may not be less than zero. Each holder of a Swapped Note shall be responsible for calculating its own Net Loss or Net Gain, as the case may be, and Swap Breakage Amount in U.S. Dollars upon the prepayment or repayment of all or any portion of such Swapped Note, and such calculations as reported to the Company in reasonable detail shall be binding on the Company absent demonstrable error.

As used in this Section 8.8 with respect to any Swapped Note that is prepaid or accelerated, the following terms have the following meanings:

"**Net Loss**" means the amount, if any, by which the Swapped Note Called Notional Amount exceeds the sum of (x) the Swapped Note Called Principal (for purposes of this Section 8.8(c), the reference to Section 8.2 in the definition of "Swapped Note Called Notional Amount" shall also include Sections 8.3, 8.4 and 10.9) plus (where the Swap Breakage Amount is positive) or minus (where the Swap Breakage Amount is

negative) (y) the Swap Breakage Amount received (or paid) by the holder of such Swapped Note; and "**Net Gain**" means the amount, if any, by which the Swapped Note Called Notional Amount is exceeded by the sum of (x) the Swapped Note Called Principal plus (where the Swap Breakage Amount is positive) or minus (where the Swap Breakage Amount is negative) (y) the Swap Breakage Amount received (or paid) by the holder of such Swapped Note. For purposes of any determination of any "**Net Loss**" or "**Net Gain,**" the Swapped Note Called Principal shall be determined by the holder of the affected Swapped Note by converting Canadian Dollars into U.S. Dollars at the current Canadian Dollar/U.S. Dollar exchange rate, as determined as of 10:00 A.M. (New York City time) on the day such Swapped Note is prepaid or accelerated as indicated on the applicable screen of Bloomberg and any such calculation shall be reported to the Company in reasonable detail and shall be binding on the Company absent demonstrable error.

"**Swap Breakage Amount**" means, with respect to the Swap Agreement associated with any Swapped Note, in determining the Net Loss or Net Gain, the amount that would be received (in which case the Swap Breakage Amount shall be positive) or paid (in which case the Swap Breakage Amount shall be negative) by the holder of such Swapped Note as if all or a portion of such Swap Agreement equal to the Swapped Note Called Principal Amount had terminated due to an event of default or an early termination (as applies under the associated Swap Agreement), which shall be an amount equal to the "Settlement Amount" (or equivalent term) as defined by the International Swap and Derivatives Association, Inc.'s ("**ISDA**") standard 1992 Multicurrency-Cross Border Master Agreement, the ISDA 2002 Master Agreement, or any ISDA agreement which is a successor to either of the foregoing (the "**Master Agreement**"), in each case, as applies under the associated Swap Agreement; provided, however, that if such holder (or its predecessor in interest with respect to such Swapped Note) was, but is not at the time, a party to an Initial Swap Transaction in respect of such Swapped Note but is a party to a Replacement Swap Transaction in respect of such Swapped Note, then the Swap Breakage Amount shall mean the lesser of (x) the gain or loss (if any) which would have been received or incurred (by payment, through off-set or netting or otherwise) by the holder of such Swapped Note under the terms of the Initial Swap Transaction (if any) in respect of such Swapped Note to which such holder (or any affiliate thereof) was a party (or if such holder was never a party to an Initial Swap Transaction in respect of such Swapped Note, then the Initial Swap Transaction in respect of such Swapped Note to which the applicable predecessor in interest to such holder as a holder of such Swapped Note was a party) and which would have arisen as a result of the payment of the Swapped Note Called Principal on the Swapped Note Settlement Date and (y) the gain or loss (if any) actually received or incurred by the holder of such Swapped Note, in connection with the payment of such Swapped Note Called Principal on the Swapped Note Settlement Date, under the terms of the Replacement Swap Transaction to which such holder (or any affiliate thereof) is a party. The holder of such Swapped Note will make all calculations related to the Swap Breakage Amount in good faith and in accordance with its customary practices for calculating such amounts under the Master Agreement pursuant to which such Swap Agreement shall have been entered into and

assuming for the purpose of such calculation that there are no other transactions entered into pursuant to such Master Agreement (other than such Swap Agreement).

Amounts payable pursuant to this Section 8.8(c) shall be payable in U.S. Dollars.

9. AFFIRMATIVE COVENANTS.

The Company and the Fund jointly and severally covenant that so long as any of the Notes are outstanding:

9.1. Compliance with Law.

Without limiting Section 10.3, the Company and the Fund will, and will cause each Restricted Subsidiary to, comply with all laws, ordinances or governmental rules or regulations to which each of them is subject, including, without limitation, ERISA, the USA Patriot Act and Environmental Laws, and will obtain and maintain in effect all licenses, certificates, permits, franchises and other governmental authorizations necessary to the ownership of their respective properties or to the conduct of their respective businesses, in each case to the extent necessary to ensure that non-compliance with such laws, ordinances or governmental rules or regulations or failures to obtain or maintain in effect such licenses, certificates, permits, franchises and other governmental authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.2. Insurance.

The Company and the Fund will, and will cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to their respective properties and businesses against such casualties and contingencies, of such types, on such terms and in such amounts (including deductibles, co-insurance and self-insurance, if adequate reserves are maintained with respect thereto) as is customary in the case of entities of established reputations engaged in the same or a similar business and similarly situated.

9.3. Maintenance of Properties.

The Company and the Fund will, and will cause each Restricted Subsidiary to, maintain and keep, or cause to be maintained and kept, their respective properties in good repair, working order and condition (other than ordinary wear and tear), so that the business carried on in connection therewith may be properly conducted at all times, provided that this Section shall not prevent the Company, the Fund or any Restricted Subsidiary from discontinuing the operation and the maintenance of any of its properties if such discontinuance is desirable in the conduct of its business and the Fund has concluded that such discontinuance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.4. Payment of Taxes.

The Company will, and the Fund will, and will cause each Restricted Subsidiary to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes

shown to be due and payable on such returns and all other taxes, assessments, governmental charges or levies payable by any of them to the extent the same have become due and payable and before they have become delinquent, provided that none of the Company, the Fund or any Restricted Subsidiary need pay any such tax, assessment, charge or levy if (i) the amount, applicability or validity thereof is contested by the Company, the Fund or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Company, the Fund or such Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Company, the Fund or such Restricted Subsidiary or (ii) the nonpayment of all such taxes, assessments, charges and levies in the aggregate would not reasonably be expected to have a Material Adverse Effect.

9.5. Corporate, Partnership or Trust Existence, Etc.

Subject to Section 10.2 and 23.1, the Company will at all times preserve and keep in full force and effect its corporate existence. Subject to Sections 10.2, 10.9 and 23.1 the Fund will, and will cause the Restricted Subsidiaries to, at all times preserve and keep in full force and effect the corporate, partnership or trust existence of the Fund and each of its Restricted Subsidiaries (unless merged into the Fund, the Company or a Wholly-Owned Restricted Subsidiary) and all rights and franchises of the Company, the Fund and its Restricted Subsidiaries unless, in the good faith judgment of the Fund, the termination of or failure to preserve and keep in full force and effect such corporate existence, right or franchise would not, individually or in the aggregate, have a Material Adverse Effect.

9.6. Books and Records.

The Company and the Fund will, and will cause each Restricted Subsidiary to, maintain proper books of record and account in conformity with GAAP and all applicable requirements of any Governmental Authority having legal or regulatory jurisdiction over the Company, the Fund or such Subsidiary, as the case may be.

9.7. Priority of Obligations.

The Company will ensure that its payment obligations under this Agreement and the Notes will at all times rank at least *pari passu*, without preference or priority, with its obligations under the Bank Facility and with all other unsecured and unsubordinated Debt of the Company. The Fund will ensure that its payment obligations under the Fund Guarantee will upon execution and delivery thereof in accordance with Section 9.12, at all times rank at least *pari passu*, without preference or priority, with its obligations under the Bank Facility and with all other unsecured and unsubordinated Debt of the Fund. The Company and the Fund will further ensure that each Subsidiary Guarantor's payment obligations under the Subsidiary Guarantee will at all times rank at least *pari passu*, without preference or priority, with its obligations under the Bank Facility and with all other unsecured and unsubordinated Debt of such Subsidiary Guarantor.

9.8. Securities Filings.

The Company and the Fund will within 10 days of the First Closing and Second Closing, as applicable, file a report of the sale of its Notes to the respective Purchasers prepared on Form 45-106F1 under National Instrument 45-106 (such report to be executed in accordance with that instrument) and any other forms required to be filed by the securities regulatory authorities of the provinces of Canada in connection with the issuance of such Notes, together with payment of the prescribed fee in connection therewith.

9.9. Subsidiary Guarantee.

(a) The Company and the Fund will cause each Subsidiary of the Fund that becomes a borrower or a guarantor under a Bank Facility to concurrently therewith enter into and become a party to a Subsidiary Guarantee, and within three Business Days thereafter, to deliver to the holders the following items:

(i) a Subsidiary Guarantee;

(ii) a certificate signed by the President, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1(a), 5.2(a), 5.6 and 5.7 but with respect to such Subsidiary and its Subsidiary Guarantee;

(iii) such documents and evidence with respect to such Subsidiary as the Required Holders may reasonably request in order to establish the existence and good standing of such Subsidiary and the authorization of the transactions contemplated by the Subsidiary Guarantee; and

(iv) an opinion of independent counsel satisfactory to the Required Holders to the effect that the Subsidiary Guarantee has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of such Subsidiary enforceable in accordance with its terms, subject to customary exceptions and assumptions.

(b) If any Subsidiary Guarantor (other than the Partnership) is not or ceases to be a borrower or a guarantor under any Bank Facility, or if the Fund directly or indirectly sells or otherwise disposes of its entire interest in such Subsidiary Guarantor as permitted by this Agreement, or if such Subsidiary Guarantor disposes of all of its assets as permitted by this Agreement, then the Company may require the holders of Notes to release any Subsidiary Guarantee of such Subsidiary upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, whereupon such Subsidiary shall cease to be a Subsidiary Guarantor hereunder, provided that:

(i) at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, no Default or Event of Default exists (including, without

limitation, under Sections 10.6 and 10.7, with any calculation of compliance therewith to be made as of the date of determination hereunder) or would exist, and the Company could incur at least an additional Cdn. $1.00 of Debt under Section 10.5; and

(ii) after giving effect thereto, and to such Subsidiary ceasing to be a Subsidiary Guarantor, all Debt that thereby becomes Priority Debt shall be permitted by Section 10.7 as if such Debt were incurred on the date of such release, and all Liens that immediately prior to such release are permitted pursuant to clause (s) of the definition of "Permitted Encumbrances" herein shall continue to be permitted immediately after such release, notwithstanding that any such Debt or Lien may have existed at on the date of this Agreement,

and the Company shall have provided an Officer's Certificate to both such effects. The Subsidiary Guarantee of such Subsidiary shall be deemed to be released and terminated as at the expiry of such 5 Business Day period (unless sooner agreed by all holders of Notes).

(c) The Fund agrees that it will not, nor will it permit any Subsidiary or Affiliate which it controls, to directly or indirectly pay or cause to be paid any compensation or remuneration, whether by way of supplemental or additional interest, fee or otherwise or the delivery of any credit support as consideration for or as an inducement to obtain any release or discharge of any Subsidiary Guarantor in respect of any Debt due and owing to such Person under the Bank Facility, unless such compensation or remuneration is concurrently paid or delivered, on the same terms, ratably to the holders of the Notes.

9.10. Subordination Agreements; Release of Subordination.

(a) The Company and the Fund will cause each Subsidiary of the Fund (together with its successors and assigns, a "**Subordinating Person**") that hereafter subordinates any obligations owed to such Subordinating Person by any Subsidiary of the Fund in favour of any obligations owed by such Subsidiary under a Bank Facility, to concurrently therewith enter into the Subordination Agreement in favour of the holders of the Notes, and within three Business Days thereafter, the Company shall deliver to each holder of a Note the following:

(i) such Subordination Agreement (or an addition agreement to an existing Subordination Agreement);

(ii) a certificate signed by the President, the Chief Financial Officer, a Vice President or another authorized officer of such Subsidiary making representations and warranties to the effect of those contained in Sections 5.1, 5.2, 5.6 and 5.7, but with respect to such Subordinating Person and its Subordination Agreement;

(iii) such documents and evidence with respect to such Subordinating Person as the Required Holders may reasonably request in order to establish the existence and good standing of such Subordinating Person and the authorization of the transactions contemplated by its subordination agreement; and

(iv) an opinion of independent counsel satisfactory to the Required Holders, acting reasonably, to the effect that such subordination agreement has been duly

authorized, executed and delivered and constitutes the legal, valid and binding obligation of such Subordinating Person enforceable in accordance with its terms, except as enforcement of such terms may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

(b) If any Subordinating Person is not or ceases to be a subordinating party under a Bank Facility, then the Company may require the holders of Notes to release that Subordinating Person from its Subordination Agreement upon giving 5 Business Days written notice thereof to the holders of Notes together with confirmation of the foregoing reasonably satisfactory to the holders of Notes, provided that at the time of such notice and the effective date of such release as provided below, and immediately after giving effect thereto, and to such Person ceasing to be a Subordinating Person, no Default or Event of Default exists or would exist, and the Company could incur at least an additional Cdn. $1.00 of Debt under Section 10.5, and the Company shall have provided an Officer's Certificate to both such effects at the time it provides such notice with the information (including detailed calculations) required in order to establish same. The Subordinating Person shall be deemed to be released from such Subordination Agreement as at the expiry of such 5 Business Day period (unless sooner agreed by all holders of Notes).

(c) The Fund agrees that it will not, nor will it permit any Subsidiary or Affiliate which it controls, to directly or indirectly pay or cause to be paid any compensation or remuneration, whether by way of supplemental or additional interest, fee or otherwise or the delivery of any credit support as consideration for or as an inducement to obtain any release or discharge of any Subordinating Person in respect of any Debt due and owing to such Person under the Bank Facility, unless such compensation or remuneration is concurrently paid or delivered, on the same terms, ratably to the holders of the Notes.

9.11. Designation of Restricted Subsidiaries

The Company may designate or redesignate any Unrestricted Subsidiary as a Restricted Subsidiary and may designate or redesignate any Restricted Subsidiary as an Unrestricted Subsidiary by providing to the holders of Notes, a Notice of Designation in the form attached hereto as Exhibit 9.11; provided that:

(a) immediately after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Sections 10.6 and 10.7, with any calculation of compliance therewith to be made as of the date of determination hereunder) and the Company could incur at least an additional Cdn.$1.00 of Debt under Section 10.5;

(b) in the case of the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and after giving effect thereto, such Unrestricted Subsidiary so designated shall not, directly or indirectly, own any Capital Stock of the Company or a Restricted Subsidiary;

(c) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary and after giving effect thereto, all existing Liens and Debt of such Restricted Subsidiary so designated shall be permitted within the applicable limitations of Sections 10.4,

10.5 and 10.7 notwithstanding that any such Debt or Lien may have existed as of the date of this Agreement;

(d) any Restricted Subsidiary that was previously designated as an Unrestricted Subsidiary shall not be redesignated as a Restricted Subsidiary if a Default or Event of Default exists immediately prior to such designation; and

(e) any Unrestricted Subsidiary that was previously designated as an Restricted Subsidiary shall not be redesignated as a Unrestricted Subsidiary if a Default or Event of Default exists immediately prior to such designation.

9.12. Reorganization.

(a) The Company and the Fund agree that:

(i) with respect to each transaction forming part of the Reorganization to which Section 10.2 applies, the Company and the Fund shall be in compliance with its obligations hereunder;

(ii) the Fund shall deliver to each holder on or prior to the effective time of the Reorganization (or as soon thereafter as reasonably practicable, but effective as of the effective date of the Reorganization):

(A) the Fund Guarantee,

(B) a certificate signed by the President, a Vice President or another authorized officer of the Administrator making representations and warranties to the effect of those contained in Sections 5.1(a), 5.2(a), 5.6 and 5.7 but with respect to the Fund and the Fund Guarantee,

(C) such documents and evidence with respect to the Fund as the Required Holders may reasonably request in order to establish the existence and good standing of the Fund and the authorization of the transactions contemplated by the Fund Guarantee, and

(D) an opinion of independent counsel satisfactory to the Required Holders to the effect that the Fund Guarantee has been duly authorized, executed and delivered and constitutes the legal, valid and binding contract and agreement of the Fund enforceable in accordance with its terms, subject to customary exceptions and assumptions;

(iii) the Company and the Fund shall deliver to each holder on or prior to the effective time of the Reorganization (or as soon thereafter as reasonably practicable, but effective as of the effective date of the Reorganization) copies of:

(A) any amendments (including replacements) to the Bank Facility reflecting the impact of the Reorganization, and

(B) any amendments to the Note Purchase Agreements dated as of August 26, 2003 and September 30, 2004 reflecting the impact of the Reorganization; and

(iv) the Company and the Fund shall deliver to each holder on or prior to the effective time of the Reorganization (or as soon thereafter as reasonably practicable, but effective as of the effective date of the Reorganization) a revised Schedule 5.4 to this Agreement containing a complete and correct list of the Fund's Subsidiaries after giving effect to the Reorganization, showing, as to each Subsidiary, the correct name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Fund and each other Subsidiary;

(v) no adverse taxable event or consequence not covered by the indemnity in Section 13 will result to any holder solely by reason of the Reorganization; and

(vi) at the time of the Reorganization and immediately after giving effect thereto, no Default or Event of Default shall have occurred and be continuing.

(b) After giving effect to the Reorganization the delivery of guarantees hereunder and under the Bank Facility, the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements in connection therewith, the Company and the Fund Covenant and agree that:

(i) the obligations of the successor to the Company under the Notes shall rank *pari passu* in right of payment with the obligations of the successor to the Company under the notes issued under the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements and the obligations of the successor to the Company under the Bank Facility;

(ii) the obligations of the successor to the Partnership under the Subsidiary Guarantee shall rank *pari passu* in right of payment with the obligations of the successor to the Partnership under the Bank Facility, the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements;

(iii) the obligations of each other Subsidiary Guarantor under the Subsidiary Guarantee shall rank *pari passu* in right of payment with the obligations of such Subsidiary Guarantors under the guarantees delivered by such Subsidiary Guarantors under the Bank Facility, the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements; and

(iv) the obligations of the Fund under the Fund Guarantee shall rank *pari passu* in right of payment with the obligations of the Fund under the guarantees delivered by the Fund under the Bank Facility, the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements.

(c) Effective as at the effective time of the Reorganization (or as soon thereafter as reasonably practicable, but effective as of the effective date of the Reorganization)

the holders agree to execute and deliver such documents (concurrently with delivery of documents of similar effect by the lenders under the Bank Facility and the holders of the notes under the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements) as are required to terminate the Collateral Agency Agreement and the Subordination Agreements, provided that simultaneously therewith, the lenders under the Bank Facility (or an authorized agent on their behalf), the holders of notes under the 2003 Note Purchase Agreements and the 2004 Note Purchase Agreements and the holders of the Notes enter into the Sharing Agreement in replacement of the Collateral Agency Agreement.

10. NEGATIVE COVENANTS.

The Company and the Fund jointly and severally covenant that so long as any of the Notes are outstanding:

10.1. Transactions with Affiliates.

The Company and the Fund will not, and will not permit any Restricted Subsidiary to, enter into directly or indirectly any Material transaction or Material group of related transactions (including without limitation the purchase, lease, sale or exchange of properties of any kind or the rendering of any service) with any Affiliate (other than the Company, the Fund or any Subsidiary of the Fund), except pursuant to the reasonable requirements of the Company's or such Subsidiary's business and upon fair and reasonable terms no less favorable to the Company, the Fund or such Restricted Subsidiary than would be obtainable in a comparable arm's-length transaction with a Person not an Affiliate.

10.2. Merger, Consolidation, Etc.

The Company and the Fund will not, and will not permit any Subsidiary Guarantor to, amalgamate, consolidate with or merge with any other Person or convey, transfer or lease all or substantially all of its assets in a single transaction or series of transactions to any Person unless:

(a) the successor formed by such amalgamation or consolidation or the survivor of such merger or the Person that acquires by conveyance, transfer or lease all or substantially all of the assets of the Company, the Fund or the Subsidiary Guarantor as an entirety, as the case may be, shall be a solvent corporation, partnership or trust organized and existing under the laws of the United States or any State thereof (including the District of Columbia), or Canada or any Province or Territory thereof (or in addition in the case of a Subsidiary Guarantor, its jurisdiction of formation immediately prior to such transaction) and (i) such corporation, partnership or trust shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of the Note Documents to which its predecessor was a party (unless such assumption occurs by operation of law in the applicable jurisdiction) (ii) such corporation, partnership or trust shall have caused to be delivered to each holder of any Notes an opinion of recognized independent counsel, or other independent counsel reasonably satisfactory to the Required Holders, to the effect that all agreements or instruments effecting such assumption are enforceable in

accordance with their terms and comply with the terms hereof (or, if such assumption occurs by operation of law, an opinion to the effect) and (iii) each of the Subsidiary Guarantors and the Fund (in the case of the Fund, if at the time the Fund Guarantee shall have been delivered) shall have confirmed in writing all of its obligations and agreements contained in the Subsidiary Guarantee or Fund Guarantee, as applicable; and

(b) immediately before and immediately after giving effect to such transaction, no Default or Event of Default (including, without limitation, under Section 10.6 and 10.7, with any calculation of compliance therewith to be made as of the date of determination hereunder) shall have occurred and be continuing and the Company could incur at least an additional Cdn. $1.00 of Debt under Section 10.5.

For certainty, the holders expressly consent to the transactions to be effected pursuant to the Reorganization provided that the requirements in Sections 10.2(a) and 10.2(b) are satisfied.

No such conveyance, transfer or lease of substantially all of the assets of the Company, the Fund or Subsidiary Guarantor shall have the effect of releasing it or any other Person that shall theretofore have become such in the manner prescribed in this Section 10.2 from its liability under Note Documents to which it was a party.

10.3. Terrorism Sanctions Regulations.

The Company and the Fund will not, and will not permit any Subsidiary to, (a) become a Person described or designated in the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control or in Section 1 of the Anti-Terrorism Order or (b) knowingly engage in any dealings or transactions with any such Person.

10.4. Limitation on Liens.

Except for Permitted Encumbrances, the Company and the Fund will not, and will not permit any Restricted Subsidiary to, directly or indirectly create, incur, assume or permit to exist (upon the happening of a contingency or otherwise) any Lien on or with respect to any property or asset (including any document or instrument in respect of goods or accounts receivable) of the Company, the Fund or any Restricted Subsidiaries, whether now owned or held or hereafter acquired, or upon any income or profits therefrom, or transfer any property for the purpose of subjecting the same to the payment of obligations in priority to the payment of its or their general creditors, or acquire or agree to acquire, or permit the Fund or any Restricted Subsidiary to acquire, any property or assets upon conditional sales agreements or other title retention devices unless the Company makes or causes to be made effective provision whereby the Notes will be equally and rateably secured with any and all other obligations thereby secured, such security to be pursuant to agreements and documents reasonably satisfactory to the Required Holders and, in any such case, the Notes shall have the benefit, to the fullest extent that, and with such priority as, the holders of the Notes may be entitled under applicable law, of an equitable Lien on such property.

10.5. Limitation on Debt Incurrence.

The Company and the Fund will not, and will not permit any Restricted Subsidiary to, create, incur or assume any Debt if the ratio of Consolidated Debt (determined after giving effect to such creation, incurrence or assumption) to Consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters (ending on the date of determination and taken as a single accounting period) would exceed 5.0:1.0.

10.6. Minimum Interest Coverage.

The Company and the Fund will not permit, as of the end of each fiscal quarter of the Fund, the ratio of Consolidated EBITDA to Consolidated Interest Charges for each period of four consecutive fiscal quarters (ending on the date of determination and taken as a single accounting period) to be less than 2.0 to 1.0.

10.7. Priority Debt.

The Company and the Fund will not permit Priority Debt to exceed 15% of Consolidated Total Assets as at the end of the most recently completed fiscal quarter of the Fund.

10.8. Prohibited Distributions.

The Company and the Fund will not, and will not permit any Restricted Subsidiary to, declare, authorize, make or give effect to any Distribution if at the time of doing so a Default or Event of Default exists (including, without limitation, under Sections 10.6 and 10.7, with any calculation of compliance therewith to be made as of the date of determination hereunder) and the Company could incur at least an additional Cdn.$1.00 of Debt under Section 10.5, or if making such Distribution would result in the occurrence of such a Default or Event of Default.

10.9. Sale of Assets.

Except as permitted by Section 10.2, the Company and the Fund will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of (collectively a "**Disposition**"), any assets, in one or a series of transactions, to any Person, other than:

(a) Dispositions in the ordinary course of business;

(b) Dispositions to the Company, the Fund or a Wholly-Owned Restricted Subsidiary;

(c) Dispositions not otherwise permitted by Sections 10.9(a) or 10.9(b) provided that (i) the aggregate net book value of all assets so disposed of in any fiscal year pursuant to this Section 10.9(c) does not exceed 15% of Consolidated Total Assets as of the last day of the most recently ended fiscal year and (ii) after giving effect to such transaction, no Default or Event of Default shall exist (including, without limitation, under Sections 10.6 and 10.7, with any calculation of compliance therewith to be made as

of the date of determination hereunder) and the Company could incur at least an additional Cdn. $1.00 of Debt under Section 10.5.

Notwithstanding the foregoing, the Company, the Trust or a Restricted Subsidiary may make a Disposition and the assets subject to such Disposition shall not be subject to or included in the foregoing limitation and computation contained in Section 10.9(c)(i) of the preceding sentence if, within 365 days before or after the date of such Disposition, an amount equal to the net proceeds from such Disposition is:

(A) reinvested in assets to be used in the business of the Fund, the Company or a Restricted Subsidiary; or

(B) applied or offered to be applied to the payment or prepayment of the Notes or any other outstanding Debt of the Company, the Fund or any Subsidiary Guarantor that is not subordinated in right of payment to the Notes.

For purposes of foregoing clause (B), the Company shall offer to prepay (on a Business Day not less than 30 or more than 60 days following such offer) the Notes on a *pro rata* basis with any such other Debt that the Company elects to include in such offer at a price of 100% of the principal amount of the Notes to be prepaid (together with any amount payable pursuant to Section 8.8(c), but without any Make-Whole Amount) together with interest accrued to the date of prepayment; provided that if any holder of the Notes declines or rejects such offer, the proceeds that would have been paid to such holder may be used for general corporate purposes. A failure by a holder of Notes to respond in writing not later than 10 Business Days prior to the proposed prepayment date to an offer to prepay made pursuant to this Section 10.9 shall be deemed to constitute a rejection of such offer by such holder.

11. EVENTS OF DEFAULT.

An "**Event of Default**" shall exist if any of the following conditions or events shall occur and be continuing:

(a) the Company defaults in the payment of any principal or Make-Whole Amount, if any, on any Note when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise; or

(b) the Company defaults in the payment of any interest on any Note or any amount payable pursuant to Section 13 for more than five Business Days after the same becomes due and payable; or

(c) the Company defaults in the performance of or compliance with any term contained in Section 7.1(d) or Sections 10.5, 10.6 or 10.7 and such default is not remedied within 10 Business Days; or

(d) the Company, the Fund or any Subsidiary Guarantor defaults in the performance of or compliance with any term contained herein (other than those referred to in Sections 11(a), (b) and (c)) after the earlier of (i) a Responsible Officer obtaining actual knowledge of such default and (ii) the Company receiving written notice of such default

from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this Section 11(d)); or

(e) any representation or warranty made in writing by or on behalf the Company, the Fund or any Subsidiary Guarantor or by any officer of the Company, the Fund or any Guarantor Subsidiary in any Note Document or in any writing furnished in connection with the transactions contemplated hereby proves to have been false or incorrect in any Material respect on the date as of which made, and the underlying facts or circumstances which caused such representation or warranty to be false or incorrect remain unremedied for 30 days after the earlier of (i) a Responsible Officer obtaining actual knowledge of such facts or circumstances and (ii) the Company receiving written notice of such facts or circumstances from any holder of a Note (any such written notice to be identified as a "notice of default" and to refer specifically to this Section 11(e)); or

(f) (i) the Company, the Fund or any Restricted Subsidiary is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount or interest on any Debt that is outstanding in an aggregate principal amount of at least Cdn. $25,000,000 or 2% of Consolidated Total Assets, whichever is greater (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (ii) the Company, the Fund or any Restricted Subsidiary is in default in the performance of or compliance with any term of any evidence of any Debt in an aggregate outstanding principal amount of at least Cdn. $25,000,000 or 2% of Consolidated Total Assets, whichever is greater (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and as a consequence of such default or condition such Debt has become, or has been declared, due and payable before its stated maturity or before its regularly scheduled dates of payment; or

(g) the Company, the Fund or any Restricted Subsidiary (i) is generally not paying, or admits in writing its inability to pay, its debts as they become due, (ii) files, or consents by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, receivership, insolvency, reorganization, moratorium or other similar law of any jurisdiction, (iii) makes an assignment for the benefit of its creditors, (iv) consents to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) is adjudicated as insolvent or to be liquidated, or (vi) takes corporate action for the purpose of any of the foregoing; or

(h) a court or Governmental Authority of competent jurisdiction enters an order appointing, without consent by Company, the Fund or any Restricted Subsidiary, a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any bankruptcy or insolvency law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company, the Fund or any

Restricted Subsidiary, or any such petition shall be filed against the Company, the Fund or any Restricted Subsidiary and such petition shall not be dismissed within 60 days; or

(i) any event occurs with respect to the Company, the Fund or any Restricted Subsidiary which under the laws of any jurisdiction is analogous to any of the events described in Section 11(g) or 11(h), provided that the applicable grace period, if any, which shall apply shall be the one applicable to the relevant proceeding which most closely corresponds to the proceeding described in Section 11(g) or 11(h); or

(j) except to the extent released pursuant to Section 9.9, 9.10 or 9.12, any Note Document Agreement shall cease to be a legal, valid and binding agreement enforceable against the Company, the Fund or any Subsidiary which is a party thereto in accordance with the respective terms thereof in any material respect or shall in any way be terminated or become or be declared ineffective or inoperative or shall in any way whatsoever cease to give or provide in any material respect the respective rights, titles, interest, remedies, powers or privileges intended to be created thereby including, without limitation, a determination by any Governmental Authority or court that such Note Document is invalid, void or unenforceable in any material respect; or

(k) a final judgment or judgments for the payment of money aggregating in excess of Cdn. $25,000,000 or 2% of Consolidated Total Assets, whichever is greater (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company, the Fund and its Restricted Subsidiaries and which judgments are not, within 60 days after entry thereof, bonded, discharged or stayed pending appeal, or are not discharged within 60 days after the expiration of such stay; or

(l) if (i) any Plan shall fail to satisfy the minimum funding standards of ERISA or the Code for any plan year or part thereof or a waiver of such standards or extension of any amortization period is sought or granted under section 412 of the Code, (ii) a notice of intent to terminate any Plan shall have been or is reasonably expected to be filed with the PBGC or the PBGC shall have instituted proceedings under ERISA section 4042 to terminate or appoint a trustee to administer any Plan or the PBGC shall have notified the Fund or any ERISA Affiliate that a Plan may become a subject of any such proceedings, (iii) the sum of (x) the aggregate "amount of unfunded benefit liabilities" (within the meaning of section 4001(a)(18) of ERISA) under all Plans (but including, in the case of Multiemployer Plans, only the Fund's and its ERISA Affiliates' share of such unfunded benefit liabilities), determined in accordance with Title IV of ERISA, plus (y) the amount (if any) by which the aggregate present value of accrued benefit liabilities under all funded Non-U.S. Plans exceeds the aggregate current value of the assets of such Non-U.S. Plans allocable to such liabilities, shall exceed Cdn. $25,000,000 or 2% of Consolidated Total Assets, whichever is greater, (iv) the Fund or any ERISA Affiliate shall have incurred or is reasonably expected to incur any liability pursuant to Title I or IV of ERISA or the penalty or excise tax provisions of the Code relating to employee benefit plans, (v) the Fund or any ERISA Affiliate withdraws from any Multiemployer Plan, (vi) the Fund or any Subsidiary establishes or amends any employee welfare benefit plan that provides post-employment welfare benefits in a manner that would increase the liability of the Fund or any Subsidiary thereunder, (vii)

the Fund or any Subsidiary fails to administer or maintain a Non-U.S. Plan in compliance with the requirements of any and all applicable laws, statutes, rules, regulations or court orders or any Non-U.S. Plan is involuntarily terminated or wound up or (viii) the Fund or any Subsidiary becomes subject to the imposition of a financial penalty (which for this purpose shall mean any tax, penalty or other liability, whether by way of indemnity or otherwise) with respect to one or more Non-U.S. Plans; and any such event or events described in clauses (i) through (viii) above, either individually or together with any other such event or events, would reasonably be expected to have a Material Adverse Effect.

As used in Section 11(l), the terms "employee benefit plan" and "employee welfare benefit plan" shall have the respective meanings assigned to such terms in section 3 of ERISA.

12. REMEDIES ON DEFAULT, ETC.

12.1. Acceleration.

(a) If an Event of Default with respect to the Company or the Fund described in Section 11(g), 11(h) or 11(i) (other than an Event of Default described in clause (i) of Section 11(g) or described in clause (vi) of Section 11(g) by virtue of the fact that such clause encompasses clause (i) of Section 11(g)) has occurred, all the Notes then outstanding shall automatically become immediately due and payable.

(b) If any other Event of Default has occurred and is continuing, the Required Holders may at any time at their option, by notice or notices to the Company, declare all the Notes then outstanding to be immediately due and payable.

(c) If any Event of Default described in Section 11(a) or 11(b) has occurred and is continuing, any holder or holders of Notes at the time outstanding affected by such Event of Default may at any time, at its or their option, by notice or notices to the Company, declare all the Notes held by it or them to be immediately due and payable.

Upon any Notes becoming due and payable under this Section 12.1, whether automatically or by declaration, such Notes will forthwith mature and the entire unpaid principal amount of such Notes, plus (x) all accrued and unpaid interest thereon (including, without limitation, interest accrued thereon at the Default Rate) (y) the Make-Whole Amount determined in respect of such principal amount (to the full extent permitted by applicable law), and (z) any amount payable pursuant to Section 8.8(c), shall all be immediately due and payable, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived. The Company acknowledges, and the parties hereto agree, that each holder of a Note has the right to maintain its investment in the Notes free from repayment by the Company (except as herein specifically provided for) and that the provision for payment of a Make-Whole Amount by the Company in the event that the Notes are prepaid or are accelerated as a result of an Event of Default, is intended to provide compensation for the deprivation of such right under such circumstances.

12.2. Other Remedies.

If any Default or Event of Default has occurred and is continuing, and irrespective of whether any Notes have become or have been declared immediately due and payable under Section 12.1, the holder of any Note at the time outstanding may proceed to protect and enforce the rights of such holder by an action at law, suit in equity or other appropriate proceeding, whether for the specific performance of any agreement contained herein or in any Note, or for an injunction against a violation of any of the terms hereof or thereof, or in aid of the exercise of any power granted hereby or thereby or by law or otherwise.

12.3. Rescission.

At any time after any Notes have been declared due and payable pursuant to Section 12.1(b) or 12.1(c), the Required Holders, by written notice to the Company, may rescind and annul any such declaration and its consequences if (a) the Company has paid all overdue interest on the Notes, all principal of and Make-Whole Amount, if any, on any Notes that are due and payable and are unpaid other than by reason of such declaration, and all interest on such overdue principal and Make-Whole Amount, if any, and (to the extent permitted by applicable law) any overdue interest in respect of the Notes, at the Default Rate, (b) neither the Company nor any other Person shall have paid any amounts that have become due solely by reason of such declaration, (c) all Events of Default and Defaults, other than non-payment of amounts that have become due solely by reason of such declaration, have been cured or have been waived pursuant to Section 18, and (d) no judgment or decree has been entered for the payment of any monies due pursuant hereto or to the Notes. No rescission and annulment under this Section 12.3 will extend to or affect any subsequent Event of Default or Default or impair any right consequent thereon.

12.4. No Waivers or Election of Remedies, Expenses, Etc.

No course of dealing and no delay on the part of any holder of any Note in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such holder's rights, powers or remedies. No right, power or remedy conferred by this Agreement or by any Note upon any holder thereof shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law, in equity, by statute or otherwise. Without limiting the obligations of the Company under Section 16, the Company will pay to the holder of each Note on demand such further amount as shall be sufficient to cover all costs and expenses of such holder incurred in any enforcement or collection under this Section 12, including, without limitation, reasonable attorneys' fees, expenses and disbursements.

13. TAX INDEMNIFICATION.

All payments whatsoever under the Note Documents will be made by the Company, the Fund and the Subsidiary Guarantors free and clear of, and without liability for withholding or deduction for or on account of, any present or future Taxes of whatever nature imposed or levied by or on behalf of any jurisdiction (or any political subdivision or taxing authority of or in such jurisdiction) (hereinafter a "**Taxing Jurisdiction**"), unless the withholding or deduction of such Tax is compelled by law.

If any deduction or withholding for any Tax of a Taxing Jurisdiction shall at any time be required in respect of any amounts to be paid by the Company, the Fund or the Subsidiary Guarantors under the Note Documents, the Company, the Fund or the Subsidiary Guarantors, as applicable, will pay to the relevant Taxing Jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon and pay to each holder of a Note such additional amounts as may be necessary in order that the net amounts paid to such holder pursuant to the terms of the Note Documents after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to such holder under the terms of the Note Documents before the assessment of such Tax, provided that no payment of any additional amounts shall be required to be made for or on account of:

(a) any Tax that would not have been imposed but for the existence of any present or former connection between such holder (or a fiduciary, settlor, beneficiary, member of, shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation or any Person other than the holder to whom the Notes or any amount payable thereon is attributable for the purposes of such Tax) and the Taxing Jurisdiction, other than the mere holding of the relevant Note or the receipt of payments thereunder or in respect thereof, including, without limitation, such holder (or such other Person described in the above parenthetical) being or having been a citizen or resident thereof, or being or having been present or engaged in trade or business therein or having or having had an establishment, office, fixed base or branch therein, provided that this exclusion shall not apply with respect to a Tax that would not have been imposed but for the Company, the Fund or the Subsidiary Guarantor, after the date of the Agreement, opening an office in, moving an office to, reincorporating in, or changing the Taxing Jurisdiction from or through which payments on account of the Note Documents are made to, the Taxing Jurisdiction imposing the relevant Tax;

(b) any Tax that would not have been imposed but for the delay or failure by such holder (following a written request by the Company) in the filing with the relevant Taxing Jurisdiction of Forms (as defined below) that are required to be filed by such holder to avoid or reduce such Taxes (including for such purpose any refilings or renewals of filings that may from time to time be required by the relevant Taxing Jurisdiction), provided that the filing of such Forms would not (in such holder's reasonable judgment) impose any unreasonable burden (in time, resources or otherwise) on such holder or result in any confidential or proprietary income tax return information being revealed, either directly or indirectly, to any Person and such delay or failure could have been lawfully avoided by such holder, and provided further that such holder shall be deemed to have satisfied the requirements of this clause (b) upon the good faith completion and submission of such Forms (including refilings or renewals of filings) as may be specified in a written request of the Company no later than 60 days after receipt by such holder of such written request (accompanied by copies of such Forms and related instructions, if any, all in the English language or with an English translation thereof);

(c) any amount in excess of the amount of tax that would be payable if the holder was a resident of the United States for the purpose of the Canada-U.S. Income Tax Convention (1980), as amended;

(d) any Tax that would not have been imposed but for the holder not dealing at arm's length with the Company for the purposes of the Tax Act; or

(e) any combination of clauses (a), (b), (c) or (d) above.

If as a result of any payment by the Fund, the Company or a Subsidiary Guarantor under the Note Documents, whether in respect of principal, Make-Whole Amount (if any), interest, interest on overdue interest, fees or other payment obligations, any holder of a Note is required to pay tax under Part XIII of the Tax Act, then the Fund, the Company or applicable Subsidiary Guarantor will, upon demand by such holder of any Note, indemnify the holder for the payment of any such amount, together with any interest, penalties and expenses in connection therewith, and for any Taxes on such indemnity payment provided that no indemnification payment shall be required to be made in respect of a Tax described in clauses (a), (b), (c), (d) and (e) of the previous paragraph. All amounts payable under this paragraph shall be payable by the Fund, the Company or applicable Subsidiary Guarantor on demand, shall, if paid in respect of interest, be a payment of additional interest, and shall bear interest at the Default Rate, calculated from the date demanded by such holder to the date paid by the Fund, the Company or applicable Subsidiary Guarantor.

By acceptance of any Note, the holder of such Note agrees, subject to the limitations of clause (b) above, that it will from time to time with reasonable promptness (x) duly complete and deliver to or as reasonably directed by the Company all such forms, certificates, documents and returns provided to such holder by the Company (collectively, together with instructions for completing the same, "**Forms**") required to be filed by or on behalf of such holder in order to avoid or reduce any such Tax pursuant to the provisions of an applicable statute, regulation or administrative practice of the relevant Taxing Jurisdiction or of a tax treaty between the United States or Canada and such Taxing Jurisdiction and (y) provide the Company with such information with respect to such holder as the Company may reasonably request in order to complete any such Forms, provided that nothing in this Section 13 shall require any holder to provide information with respect to any such Form or otherwise if in the opinion of such holder such Form or disclosure of information would involve the disclosure of tax return or other information that is confidential or proprietary to such holder, and provided further that each such holder shall be deemed to have complied with its obligation under this paragraph with respect to any Form if such Form shall have been duly completed and delivered by such holder to the Company or mailed to the appropriate taxing authority (which in the case of a United Kingdom Inland Revenue Form FD13 or any similar Form shall be deemed to occur when such Form is submitted to the United States Internal Revenue Service in accordance with instructions contained in such Form), whichever is applicable, within 60 days following a written request of the Company (which request shall be accompanied by copies of such Form and English translations of any such Form not in the English language) and, in the case of a transfer of any Note, at least 90 days prior to the relevant interest payment date.

If any payment is made by the Company to or for the account of the holder of any Note after deduction for or on account of any Taxes, and increased payments are made by the Company pursuant to this Section 13, then, if such holder at its sole discretion determines that it has received or been granted a refund of such Taxes, such holder shall, to the extent that it can do

so without prejudice to the retention of the amount of such refund, reimburse to the Company such amount as such holder shall, in its sole discretion, determine to be attributable to the relevant Taxes or deduction or withholding. Nothing herein contained shall interfere with the right of the holder of any Note to arrange its tax affairs in whatever manner it thinks fit and, in particular, no holder of any Note shall be under any obligation to claim relief from its corporate profits or similar tax liability in respect of such Tax in priority to any other claims, reliefs, credits or deductions available to it or (other than as set forth in clause (b) above) oblige any holder of any Note to disclose any information relating to its tax affairs or any computations in respect thereof.

The Company will furnish the holders of Notes, promptly and in any event within 60 days after the date of any payment by the Company of any Tax in respect of any amounts paid under the Note Documents, the original tax receipt issued by the relevant taxation or other authorities involved for all amounts paid as aforesaid (or if such original tax receipt is not available or must legally be kept in the possession of the Company, a duly certified copy of the original tax receipt or any other reasonably satisfactory evidence of payment), together with such other documentary evidence with respect to such payments as may be reasonably requested from time to time by any holder of a Note.

If the Company is required by any applicable law, as modified by the practice of the taxation or other authority of any relevant Taxing Jurisdiction, to make any deduction or withholding of any Tax in respect of which the Company would be required to pay any additional amount under this Section 13, but for any reason does not make such deduction or withholding with the result that a liability in respect of such Tax is assessed directly against the holder of any Note, and such holder pays such liability, then the Company will promptly reimburse such holder for such payment (including any related interest or penalties to the extent such interest or penalties arise by virtue of a default or delay by the Company) upon demand by such holder accompanied by an official receipt (or a duly certified copy thereof) issued by the taxation or other authority of the relevant Taxing Jurisdiction.

If the Company makes payment to or for the account of any holder of a Note and such holder is entitled to a refund of the Tax to which such payment is attributable upon the making of a filing (other than a Form described above), then such holder shall, as soon as practicable after receiving written request from the Company (which shall specify in reasonable detail and supply the refund forms to be filed) use reasonable efforts to complete and deliver such refund forms to or as directed by the Company, subject, however, to the same limitations with respect to Forms as are set forth above.

The obligations of the Company under this Section 13 shall survive the payment or transfer of any Note and the provisions of this Section 13 shall also apply to successive transferees of the Notes.

14. REGISTRATION; EXCHANGE; SUBSTITUTION OF NOTES.

14.1. Registration of Notes.

The Company shall keep at its principal executive office a register for the registration and registration of transfers of Notes. The name and address of each holder of one or more Notes, each transfer thereof and the name and address of each transferee of one or more Notes shall be registered in such register. Prior to due presentment for registration of transfer, the Person in whose name any Note shall be registered shall be deemed and treated as the owner and holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary. The Company shall give to any holder of a Note that is an Institutional Investor promptly upon request therefor, a complete and correct copy of the names and addresses of all registered holders of Notes.

14.2. Transfer and Exchange of Notes.

Upon surrender of any Note to the Company at the address and to the attention of the designated officer (all as specified in Section 19(iii)) for registration of transfer or exchange (and in the case of a surrender for registration of transfer accompanied by a written instrument of transfer duly executed by the registered holder of such Note or such holder's attorney duly authorized in writing and accompanied by the relevant name, address and other details for notices of each transferee of such Note or part thereof) within ten Business Days thereafter the Company shall execute and deliver, at the Company's expense (except as provided below), one or more new Notes (as requested by the holder thereof) of the same series in exchange therefor, in an aggregate principal amount equal to the unpaid principal amount of the surrendered Note. Each such new Note shall be payable to such Person as such holder may request and shall be substantially in the form of Exhibit 1A, 1B or 1C, as applicable. Each such new Note shall be dated and bear interest from the date to which interest shall have been paid on the surrendered Note or dated the date of the surrendered Note if no interest shall have been paid thereon. The Company may require payment of a sum sufficient to cover any stamp tax or governmental charge imposed in respect of any such transfer of Notes. Notes shall not be transferred in denominations of less than Cdn. $300,000, provided that if necessary to enable the registration of transfer by a holder of its entire holding of Notes, one Note may be in a denomination of less than Cdn. $300,000. Any transferee, by its acceptance of a Note registered in its name (or the name of its nominee), shall be deemed to have made the representation set forth in Section 6.2.

14.3. Replacement of Notes.

Upon receipt by the Company at the address and to the attention of the designated officer (all as specified in Section 19(iii)) of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any Note (which evidence shall be, in the case of an Institutional Investor, notice from such Institutional Investor of such ownership and such loss, theft, destruction or mutilation), and

(a) in the case of loss, theft or destruction, of indemnity reasonably satisfactory to it (provided that if the holder of such Note is, or is a nominee for, an original Purchaser or another holder of a Note with a minimum net worth of at least U.S.

$50,000,000 or a Qualified Institutional Buyer, such Person's own unsecured agreement of indemnity shall be deemed to be satisfactory), or

(b) in the case of mutilation, upon surrender and cancellation thereof,

within ten Business Days thereafter the Company at its own expense shall execute and deliver, in lieu thereof, a new Note, dated and bearing interest from the date to which interest shall have been paid on such lost, stolen, destroyed or mutilated Note or dated the date of such lost, stolen, destroyed or mutilated Note if no interest shall have been paid thereon.

15. PAYMENTS ON NOTES.

15.1. Place of Payment.

Subject to Section 15.2, payments of principal, Make-Whole Amount, if any (including amounts payable pursuant to Section 8.8(c)), and interest becoming due and payable on the Notes shall be made in Calgary, Alberta at the principal office of the Company in such jurisdiction. The Company may at any time, by notice to each holder of a Note, change the place of payment of the Notes so long as such place of payment shall be either the principal office of the Company in such jurisdiction or the principal office of a bank or trust company in such jurisdiction.

15.2. Home Office Payment.

So long as any Purchaser or its nominee shall be the holder of any Note, and notwithstanding anything contained in Section 15.1 or in such Note to the contrary, the Company will pay all sums becoming due on such Note for principal, Make-Whole Amount, if any (including amounts payable pursuant to Section 8.8(c)), and interest by the method and at the address specified for such purpose below such Purchaser's name in Schedule A, or by such other method or at such other address as such Purchaser shall have from time to time specified to the Company in writing for such purpose, without the presentation or surrender of such Note or the making of any notation thereon, except that upon written request of the Company made concurrently with or reasonably promptly after payment or prepayment in full of any Note, such Purchaser shall surrender such Note for cancellation, reasonably promptly after any such request, to the Company at its principal executive office or at the place of payment most recently designated by the Company pursuant to Section 15.1. Prior to any sale or other disposition of any Note held by a Purchaser or its nominee, such Purchaser will, at its election, either endorse thereon the amount of principal paid thereon and the last date to which interest has been paid thereon or surrender such Note to the Company in exchange for a new Note or Notes pursuant to Section 14.2. The Company will afford the benefits of this Section 15.2 to any Institutional Investor that is the direct or indirect transferee of any Note purchased by a Purchaser under this Agreement and that has made the same agreement relating to such Note as the Purchasers have made in this Section 15.2.

16. EXPENSES, ETC.

16.1. Transaction Expenses.

Whether or not the transactions contemplated hereby are consummated, the Company will pay all costs and expenses (including reasonable attorneys' fees of a special counsel and, if reasonably required by the Required Holders, local or other counsel) incurred by the Purchasers and each other holder of a Note in connection with such transactions and in connection with any amendments, waivers or consents under or in respect of this Agreement or the Notes (whether or not such amendment, waiver or consent becomes effective), including, without limitation: (a) the costs and expenses incurred in enforcing or defending (or determining whether or how to enforce or defend) any rights under this Agreement or the Notes or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Agreement or the Notes, or by reason of being a holder of any Note, (b) the costs and expenses, including financial advisors' fees, incurred in connection with the insolvency or bankruptcy of the Company or any Subsidiary or in connection with any work-out or restructuring of the transactions contemplated hereby and by the Notes, (c) the costs and expenses of one special counsel to the holders of the Notes (and if reasonably required, their local Canadian counsel) in connection with the Company's compliance with the requirements of Sections 9.9, 9.10, 9.12 and 23.1(b), and (d) the costs and expenses incurred in connection with the initial filing of this Agreement and all related documents and financial information with the SVO, provided that such costs and expenses under this clause (d) shall not exceed $10,000. The Company will pay, and will save each Purchaser and each other holder of a Note harmless from, all claims in respect of any fees, costs or expenses, if any, of brokers and finders (other than those, if any, retained by a Purchaser or other holder in connection with its purchase of the Notes).

16.2. Certain Taxes.

The Company agrees to pay all stamp, documentary or similar taxes or fees which may be payable in respect of the execution and delivery or the enforcement of this Agreement or the execution and delivery (but not the transfer) or the enforcement of any of the Notes in the United States or Canada or of any amendment of, or waiver or consent under or with respect to, this Agreement or of any of the Notes, and to pay any value added tax due and payable in respect of reimbursement of costs and expenses by the Company pursuant to this Section 16, and will save each holder of a Note to the extent permitted by applicable law harmless against any loss or liability resulting from nonpayment or delay in payment of any such tax or fee required to be paid by the Company hereunder.

16.3. Survival.

The obligations of the Company under this Section 16 will survive the payment or transfer of any Note, the enforcement, amendment or waiver of any provision of this Agreement or the Notes, and the termination of this Agreement.

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES; ENTIRE AGREEMENT.

All representations and warranties contained herein shall survive the execution and delivery of this Agreement and the Notes, the purchase or transfer by any Purchaser of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any subsequent holder of a Note, regardless of any investigation made at any time by or on behalf of such Purchaser or any other holder of a Note. All statements contained in any certificate or other instrument delivered by or on behalf of the Company or the Fund pursuant to this Agreement shall be deemed representations and warranties of the Company and the Fund under this Agreement. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between each Purchaser, the Company and the Fund and supersede all prior agreements and understandings relating to the subject matter hereof.

18. AMENDMENT AND WAIVER.

18.1. Requirements.

This Agreement, the Notes and the other Note Documents may be amended, and the observance of any term hereof or of the Notes may be waived (either retroactively or prospectively), with (and only with) the written consent of the Company, the Fund, any Subsidiary of the Fund party to the applicable Note Document and the Required Holders, except that (a) no amendment or waiver of any of the provisions of Section 1, 2, 3, 4, 5, 6 or 22, or any defined term (as it is used therein), will be effective as to any Purchaser unless consented to by such Purchaser in writing, and (b) no such amendment or waiver may, without the written consent of the holder of each Note at the time outstanding affected thereby, (i) subject to the provisions of Section 12 relating to acceleration or rescission, change the amount or time of any prepayment or payment of principal of, or reduce the rate or change the time of payment or method of computation of interest or of the Make-Whole Amount or other amounts payable pursuant to Section 8.8(c) on, the Notes, (ii) change the percentage of the principal amount of the Notes the holders of which are required to consent to any such amendment or waiver, (iii) amend Section 8, 11(a), 11(b), 12, 13, 18, 21 or 23.9, or (iv) except in accordance with Section 9.9, release the Partnership or any other Subsidiary Guarantor from its obligations under the Subsidiary Guarantee or release the Fund from its obligations under the Fund Guarantee (when delivered).

18.2. Solicitation of Holders of Notes.

(a) <u>Solicitation</u>. The Company will provide each holder of the Notes (irrespective of the amount of Notes then owned by it) with sufficient information, sufficiently far in advance of the date a decision is required, to enable such holder to make an informed and considered decision with respect to any proposed amendment, waiver or consent in respect of any of the provisions hereof, of the Notes or of any other Note Document. The Company will deliver executed or true and correct copies of each amendment, waiver or consent effected pursuant to the provisions of this Section 18 to each holder of outstanding Notes promptly following the date on which it is executed and delivered by, or receives the consent or approval of, the requisite holders of Notes.

(b) Payment. The Company will not directly or indirectly pay or cause to be paid any remuneration, whether by way of supplemental or additional interest, fee or otherwise, or grant any security or provide other credit support, to any holder of Notes as consideration for or as an inducement to the entering into by any holder of Notes of any waiver or amendment of any of the terms and provisions hereof or of any other Note Document unless such remuneration is concurrently paid, or security is concurrently granted or other credit support concurrently provided, on the same terms, ratably to each holder of Notes then outstanding even if such holder did not consent to such waiver or amendment.

(c) Consent in Contemplation of Transfer. Any consent made pursuant to this Section 18.2 by the holder of any Note that has transferred or has agreed to transfer such Note to the Company, any Subsidiary or any Affiliate of the Company and has provided or has agreed to provide such written consent as a condition to such transfer shall be void and of no force or effect except solely as to such holder, and any amendments effected or waivers granted or to be effected or granted that would not have been or would not be so effected or granted but for such consent (and the consents of all other holders of Notes that were acquired under the same or similar conditions) shall be void and of no force or effect except solely as to such transferring holder.

18.3. Binding Effect, Etc.

Any amendment or waiver consented to as provided in this Section 18 applies equally to all holders of Notes and is binding upon them and upon each future holder of any Note and upon the Company and the Fund without regard to whether such Note has been marked to indicate such amendment or waiver. No such amendment or waiver will extend to or affect any obligation, covenant, agreement, Default or Event of Default not expressly amended or waived or impair any right consequent thereon. No course of dealing among the Company, the Fund and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein, the term "**this Agreement**" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

18.4. Notes Held by Company, Etc.

Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Notes then outstanding approved or consented to any amendment, waiver or consent to be given under this Agreement or the Notes, or have directed the taking of any action provided herein or in the Notes to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Notes then outstanding, Notes directly or indirectly owned by the Company or any of its Affiliates shall be deemed not to be outstanding.

19. NOTICES; ENGLISH LANGUAGE.

All notices and communications provided for hereunder shall be in writing and sent (a) by telecopy if the sender on the same day sends a confirming copy of such notice by a

recognized international commercial delivery service (charges prepaid), or (b) by a recognized international commercial delivery service (with charges prepaid). Any such notice must be sent:

(i) if to a Purchaser or its nominee, to such Purchaser or nominee at the address specified for such communications in Schedule A, or at such other address as such Purchaser or nominee shall have specified to the Company in writing,

(ii) if to any other holder of any Note, to such holder at such address as such other holder shall have specified to the Company in writing, or

(iii) if to the Company or the Fund, to the Company at its address set forth at the beginning hereof to the attention of the Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

Notices under this Section 19 will be deemed given only when actually received.

The Purchaser acknowledges and confirms that it has requested that all documents evidencing or relating in any way to the sale of the Notes be drawn up in the English language only. L'investisseur reconnaît et confirme par les présentes avoir exigé que tous les documents faisant foi ou se rapportant de quelque manière à la vente des titres soient rédigés en anglais seulement.

20. REPRODUCTION OF DOCUMENTS.

This Agreement and all documents relating thereto, including, without limitation, (a) consents, waivers and modifications that may hereafter be executed, (b) documents received by any Purchaser at the First Closing or Second Closing, as applicable (except the Notes themselves), and (c) financial statements, certificates and other information previously or hereafter furnished to any Purchaser, may be reproduced by such Purchaser by any photographic, photostatic, electronic, digital or other similar process and such Purchaser may destroy any original document so reproduced. Each of the Company and the Fund agrees and stipulates that, to the extent permitted by applicable law, any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made by such Purchaser in the regular course of business) and any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence. This Section 20 shall not prohibit the Company, the Fund or any other holder of Notes from contesting any such reproduction to the same extent that it could contest the original, or from introducing evidence to demonstrate the inaccuracy of any such reproduction.

21. CONFIDENTIAL INFORMATION.

For the purposes of this Section 21, "Confidential Information" means information delivered to any Purchaser by or on behalf of the Fund, the Company or any Subsidiary in connection with the transactions contemplated by or otherwise pursuant to this Agreement that is proprietary in nature and that was clearly marked or labeled or otherwise adequately identified when received by such Purchaser as being confidential information of the

Fund, the Company or such Subsidiary, provided that such term does not include information that (a) was publicly known or otherwise known to such Purchaser prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such Purchaser or any person acting on such Purchaser's behalf, (c) otherwise becomes known to such Purchaser other than through disclosure by the Fund, the Company or any Subsidiary or (d) constitutes financial statements delivered to such Purchaser under Section 7.1 that are otherwise publicly available. Each Purchaser will maintain the confidentiality of such Confidential Information in accordance with procedures adopted by such Purchaser in good faith to protect confidential information of third parties delivered to such Purchaser, provided that such Purchaser may deliver or disclose Confidential Information to (i) its directors, trustees, officers, employees, agents, attorneys and affiliates (to the extent such disclosure reasonably relates to the administration of the investment represented by its Notes), (ii) its financial advisors and other professional advisors who agree to hold confidential the Confidential Information substantially in accordance with the terms of this Section 21, (iii) any other holder of any Note, (iv) any Institutional Investor to which it sells or offers to sell such Note or any part thereof or any participation therein (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (v) any Person from which it offers to purchase any security of the Company (if such Person has agreed in writing prior to its receipt of such Confidential Information to be bound by the provisions of this Section 21), (vi) any federal or state regulatory authority having jurisdiction over such Purchaser, (vii) the NAIC or the SVO or, in each case, any similar organization, or any nationally recognized rating agency that requires access to information about such Purchaser's investment portfolio, or (viii) any other Person to which such delivery or disclosure may be necessary or appropriate (w) to effect compliance with any law, rule, regulation or order applicable to such Purchaser, (x) in response to any subpoena or other legal process, (y) in connection with any litigation to which such Purchaser is a party or (z) if an Event of Default has occurred and is continuing, to the extent such Purchaser may reasonably determine such delivery and disclosure to be necessary or appropriate in the enforcement or for the protection of the rights and remedies under such Purchaser's Notes and this Agreement. Each holder of a Note, by its acceptance of a Note, will be deemed to have agreed to be bound by and to be entitled to the benefits of this Section 21 as though it were a party to this Agreement. On reasonable request by the Company in connection with the delivery to any holder of a Note of information required to be delivered to such holder under this Agreement or requested by such holder (other than a holder that is a party to this Agreement or its nominee), such holder will enter into an agreement with the Fund, the Company or applicable Subsidiary embodying the provisions of this Section 21.

22. SUBSTITUTION OF PURCHASER.

Each Purchaser shall have the right to substitute any one of its Affiliates as the purchaser of the Notes that it has agreed to purchase hereunder, by written notice to the Company, which notice shall be signed by both such Purchaser and such Affiliate, shall contain such Affiliate's agreement to be bound by this Agreement and shall contain a confirmation by such Affiliate of the accuracy with respect to it of the representations set forth in Section 6. Upon receipt of such notice, any reference to such Purchaser in this Agreement (other than in this Section 22), shall be deemed to refer to such Affiliate in lieu of such original Purchaser. In the event that such Affiliate is so substituted as a Purchaser hereunder and such Affiliate

thereafter transfers to such original Purchaser all of the Notes then held by such Affiliate, upon receipt by the Company of notice of such transfer, any reference to such Affiliate as a "Purchaser" in this Agreement (other than in this Section 22), shall no longer be deemed to refer to such Affiliate, but shall refer to such original Purchaser, and such original Purchaser shall again have all the rights of an original holder of the Notes under this Agreement.

23. MISCELLANEOUS.

23.1. Successors and Assigns; Tax Reorganization Assignment.

(a) All covenants and other agreements contained in this Agreement by or on behalf of any of the parties hereto bind and inure to the benefit of their respective successors and assigns (including, without limitation, any subsequent holder of a Note) whether so expressed or not.

(b) In response to the enactment of legislation implementing the proposals announced by the Minister of Finance (Canada) on October 31, 2006 relating to the taxation of income trusts in Canada, the Company shall be entitled to assign (the "**Assignment**") its rights and obligations under the Note Documents to which it is a party to a Person that is (x) the ultimate parent entity emerging from a tax reorganization (the "**Tax Reorganization**"), or (y) a Person that would qualify to be designated as a Restricted Subsidiary (with necessary changes in context) of such entity under this Agreement, or (z) if such Person is a Subsidiary, then such Person is or becomes a Restricted Subsidiary (the "**New Issuer**") as part of any such Tax Reorganization, provided that:

(i) the New Issuer shall be a solvent Person organized and existing under the laws of Canada or any province thereof and shall have executed and delivered to each holder of any Notes its assumption of the due and punctual performance and observance of each covenant and condition of each respective Note Document by which it was bound, and shall have caused to be delivered to each holder of any Notes an opinion of Macleod Dixon LLP or other independent counsel reasonably satisfactory to the Required Holders to the effect that all agreements or instruments effecting such assumption are enforceable in accordance with their terms;

(ii) all Note Documents of each entity other than the New Issuer (other than the Fund if it does not continue to exist as part of the Tax Reorganization) shall be ratified and confirmed by the parties thereto;

(iii) no Default or Event of Default exists or would exist after the Assignment (in particular, guarantees and subordination agreements are in place as required by Sections 9.9, 9.10 and 9.12 with references to "Subsidiaries" or "Affiliates" therein being Subsidiaries or Affiliates of the ultimate parent entity emerging from the Tax Reorganization);

(iv) no adverse taxable event or consequence not covered by the indemnity in Section 13 will result to any holder solely by virtue of such Tax Reorganization and the

assumption by the New Issuer of the obligations of the Company under this Agreement and the other Note Documents;

(v) the Tax Reorganization shall not have a Material Adverse Effect; and

(vi) the holders shall have received such other assurances, representations and warranties, copies of organizational documents, legal opinions and other documents with respect to the Assignment as they may reasonably request, including, without limitation, to preserve as against the New Issuer and the other entities emerging from the Tax Reorganization the substance of the reporting requirements, the positive covenants, the negative covenants and the events of default contained herein.

23.2. Payments Due on Non-Business Days.

Anything in this Agreement or the Notes to the contrary notwithstanding (but without limiting the requirement in Section 8.6 that notice of any optional prepayment specify a Business Day as the date fixed for such prepayment), any payment of principal of or Make-Whole Amount or interest on any Note that is due on a date other than a Business Day shall be made on the next succeeding Business Day without including the additional days elapsed in the computation of the interest payable on such next succeeding Business Day; provided that if the maturity date of any Note is a date other than a Business Day, the payment otherwise due on such maturity date shall be made on the next succeeding Business Day and shall include the additional days elapsed in the computation of interest payable on such next succeeding Business Day.

23.3. Accounting Terms; Determination of Financial Covenant Compliance.

(a) All accounting terms used herein which are not expressly defined in this Agreement have the meanings respectively given to them in accordance with GAAP. Except as otherwise specifically provided herein, all computations made pursuant to this Agreement shall be made in accordance with GAAP, and all financial statements shall be prepared in accordance with GAAP.

(b) The financial terms and definitions used in determining compliance with financial covenants herein contained are to be reported on the basis of the consolidated financial statements of the Fund (including any Unrestricted Subsidiaries) unless (i) the Fund and its Restricted Subsidiaries on a consolidated basis (excluding Unrestricted Subsidiaries) contribute in the aggregate less than 90% of the consolidated revenue of the Fund and its Subsidiaries on a consolidated basis or (ii) the Company chooses to provide consolidated financial statements of the Fund and its Restricted Subsidiaries to determine compliance with the financial covenants herein contained, with the effect and result that in either such case compliance with the financial covenants herein contained shall be determined on the basis of the Fund and its Restricted Subsidiaries.

23.4. Severability.

Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

23.5. Construction, Etc.

Each covenant contained herein shall be construed (absent express provision to the contrary) as being independent of each other covenant contained herein, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant. Where any provision herein refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

For the avoidance of doubt, all Schedules and Exhibits attached to this Agreement shall be deemed to be a part hereof.

23.6. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be an original but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies hereof, each signed by less than all, but together signed by all, of the parties hereto.

23.7. Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

23.8. Jurisdiction and Process; Waiver of Jury Trial.

(a) Each of the Company and the Fund irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta over any suit, action or proceeding arising out of or relating to the Note Documents. To the fullest extent permitted by applicable law, each of the Company and the Fund irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b) Each of the Company and the Fund agrees, to the fullest extent permitted by applicable law, that a final judgment in any suit, action or proceeding of the nature referred to in Section 23.8(a) brought in any such court shall be conclusive and binding upon it subject to

rights of appeal, as the case may be, and may be enforced in the courts of the Province of Alberta (or any other courts to the jurisdiction of which it or any of its assets is or may be subject) by a suit upon such judgment.

(c) Nothing in this Section 23.8 shall affect the right of any holder of a Note to serve process in any manner permitted by law, or limit any right that the holders of any of the Notes may have to bring proceedings against each of the Company and the Fund in the courts of any appropriate jurisdiction or to enforce in any lawful manner a judgment obtained in one jurisdiction in any other jurisdiction.

(d) THE PARTIES HERETO HEREBY WAIVE TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT, THE NOTES OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THEREWITH.

23.9. Obligation to Make Payment.

(a) Any payment on account of an amount that is payable under the Note Documents in Canadian Dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company or the Fund, shall constitute a discharge of the obligation of the Company or the Fund, as applicable, under the Note Documents only to the extent of the amount of Canadian Dollars which such holder purchases or could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above. If the amount of Canadian Dollars so purchased or that could be purchased is less than the amount of Canadian Dollars originally due to such holder, the Company or the Fund, as applicable, agrees to the fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in the Note Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under the Note Documents or under any judgment or order.

(b) Any payment on account of an amount that is payable under the Note Documents in U.S. Dollars which is made to or for the account of any holder of Notes in any other currency, whether as a result of any judgment or order or the enforcement thereof or the realization of any security or the liquidation of the Company or the Fund, shall constitute a discharge of the obligation of the Company or the Fund, as applicable, under the Note Documents only to the extent of the amount of U.S. Dollars which such holder purchases or could purchase in the foreign exchange markets in New York, New York, with the amount of such other currency in accordance with normal banking procedures at the rate of exchange prevailing on the Business Day following receipt of the payment first referred to above. If the amount of U.S. Dollars so purchased or that could be purchased is less than the amount of U.S. Dollars originally due to such holder, the Company or the Fund, as applicable, agrees to the

fullest extent permitted by law, to indemnify and save harmless such holder from and against all loss or damage arising out of or as a result of such deficiency. This indemnity shall, to the fullest extent permitted by law, constitute an obligation separate and independent from the other obligations contained in the Note Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by such holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under the Note Documents or under any judgment or order.

23.10. Interest.

(a) In respect of any overdue amounts hereunder or under the Notes where no provision is made herein or therein for payment of interest thereon, the Company shall pay interest on such overdue amounts on demand, calculated from the date such unpaid amount is due until such unpaid amount is paid in full, at the Default Rate.

(b) In no event shall any interest or fee to be paid hereunder or under a Note exceed the maximum rate permitted by applicable law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable law. It is further agreed that any excess actually received by a holder of a Note shall be credited against the principal of the Notes (or, if the principal shall have been or would thereby be paid in full, the remaining amount shall be credited or paid to the Company).

(c) All interest (including interest on overdue interest) payable by the Company hereunder and under the Notes shall accrue from day to day, computed as provided herein, and shall be payable after as well as before maturity, demand, default and judgment.

(d) Interest on the Notes shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purposes of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of 12 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

(e) The theory of "deemed reinvestment" shall not apply to the computation of interest and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments. Calculation of interest shall be made using the nominal rate method, and not the effective rate method, of calculation.

(f) To the extent permitted by law, Section 6 of the *Judgment Interest Act* (Alberta) is hereby waived and shall not apply to this Agreement or the Notes.

23.11. Acknowledgement.

The parties hereto acknowledge that the Administrator, in executing this Agreement for and on behalf of the Fund, is doing so solely in its capacity as administrator of the Fund, and this Agreement is binding on the Fund Trustee in its capacity as trustee of the Fund only and not in its personal capacity. This Agreement is not personally binding upon the Administrator, the Fund Trustee or any unitholder of the Fund, and any recourse against the Administrator, the Fund Trustee or any unitholder of the Fund (in such capacity) or in any manner in respect of any indebtedness, obligation or liability of the Fund or the Fund Trustee in its capacity as trustee of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Assets (as defined in the Fund Declaration of Trust).

* * * * *

If you are in agreement with the foregoing, please sign the form of agreement on a counterpart of this Agreement and return it to the Company, whereupon this Agreement shall become a binding agreement among you, the Company and the Fund.

Very truly yours,

KEYERA ENERGY FACILITIES LIMITED

By: (signed) "James V. Bertram"

James V. Bertram
President and CEO

By: (signed) "David G. Smith"

David G. Smith
Executive Vice President and Chief Financial Officer

KEYERA FACILITIES INCOME FUND, BY ITS ADMINISTRATOR, KEYERA ENERGY MANAGEMENT LTD.

By: (signed) "James V. Bertram

James V. Bertram
President and CEO

By: (signed) "David G. Smith"

David G. Smith
Executive Vice President and Chief Financial Officer

[*Notice to Reader: The execution page for each holder of notes, containing their respective name and signing authority name, have been omitted.]

SCHEDULE A

INFORMATION RELATING TO PURCHASERS

This Schedule A shows the names and addresses of the Purchasers under the foregoing Note Purchase Agreement and the respective principal amounts of Notes to be purchased by each.

NAME AND ADDRESS OF PURCHASER	PRINCIPAL AMOUNT OF NOTES TO BE PURCHASED	
	FIRST CLOSING	SECOND CLOSING
*	Series A: CDN $*	CDN $*
	Series B: CDN $*	CDN $*

[* Notice to Reader: the names and addresses of the Purchasers, the principal amounts of Notes to be purchased by each Purchaser and the payment detail information for each Purchaser have been marked to be unreadable]

SCHEDULE B

DEFINED TERMS

As used herein, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

"**Administrator**" is defined in Section 5.1(b) and includes any successor administrator appointed in accordance with the terms of the Fund Declaration of Trust and the Fund Administration Agreement.

"**Affiliate**" means, at any time, and with respect to any Person, any other Person that at such time directly or indirectly through one or more intermediaries Controls, or is Controlled by, or is under common Control with, such first Person. As used in this definition, "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Unless the context otherwise clearly requires, any reference to an "Affiliate" is a reference to an Affiliate of the Fund.

"**Anti-Terrorism Order**" means United States Executive Order No. 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 U.S. Fed. Reg. 49, 079 (2001), as amended.

"**Assignment**" is defined in Section 23.1(b).

"**Bank Facility**" means the Credit Agreement dated as of April 21, 2005 as amended on April 21, 2006, September 5, 2006 and April 16, 2007, among the Partnership and the Company, as borrowers, and the financial institutions party thereto as Lenders, with Royal Bank of Canada as Administrative Agent, as further amended or restated from time to time, or any replacement bank facility that is put in place by the Company, the Fund or any Restricted Subsidiary as the primary bank credit facility of the Fund as a whole (regardless of whether the Fund, the Company or the Partnership or any combination thereof is the borrower under such replacement facility).

"**Business Day**" means (a) for the purposes of Section 8.8 only, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York are required or authorized to be closed, and (b) for the purposes of any other provision of this Agreement, any day other than a Saturday, a Sunday or a day on which commercial banks in New York, New York, U.S.A., Toronto, Ontario, Canada or Calgary, Alberta, Canada are required or authorized to be closed.

"**Canadian Held Notes**" is defined in Section 5.9(d).

"**Canadian Dollars**" or "**Cdn. $**" means lawful money of Canada in same day immediately available freely transferable funds, or, if such funds are not available, the form of

money of Canada that is customarily used in the settlement of international banking transactions on the date payment is due hereunder.

"**Capital Lease**" means, at any time, a lease with respect to which the lessee is required concurrently to recognize the acquisition of an asset and the incurrence of a liability in accordance with GAAP.

"**Change of Control**" means any circumstances arising after the date of the First Closing (other than as contemplated in Section 23.1(b)) in which a Person or combination of Persons acting jointly or in concert within the meaning of the *Securities Act* (Alberta) acquires

(a) a majority of the Voting Equity Capital of the Company, or

(b) (i) if the Fund is the direct or indirect holder of all of the equity interests in the Company, beneficial or voting ownership of a majority of the trust units in the Fund, or (ii) if the Fund is not the direct or indirect holder of all of the equity interests of the Company, a majority of the Voting Equity Capital of any entity that then is the direct or indirect holder of all of the equity interests of the Company,

provided that in any event it shall not be a Change of Control if, immediately following such acquisition the Fund, or the Fund's successor, or any other Person of which the Fund is a Subsidiary as a result of such acquisition and which has provided a Guarantee of the Company's obligations under this Agreement and the Notes, has a credit rating in respect of its senior unsecured long term indebtedness for borrowed money debt of at least BBB- by Standard & Poors Rating Services or Baa3 by Moody's Investors Service or an equivalent rating by another rating agency of recognized national standing.

"**Change of Control Prepayment Acceptance Notice**" is defined in Section 8.4.

"**Change of Control Prepayment Notice**" is defined in Section 8.4.

"**Code**" means the United States Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

"**Collateral Agency Agreement**" means the Amended and Restated Collateral Agency and Intercreditor Agreement dated as of August 26, 2003 among the Company, the Partnership, the Collateral Agent, the "Representatives" (as defined therein) and the other Secured Parties from time to time entitled to the benefit thereof, as amended, supplemented, restated, renewed or replaced from time to time as permitted by this Agreement.

"**Collateral Agency Supplemental Documents**" means:

(a) a Supplemental Agreement with respect to the Collateral Agency Agreement whereby the holders become "Additional Lenders" (as defined in the Collateral Agency Agreement) and agree to be bound by the provisions thereof,

(b) a Representative Appointment Agreement pursuant to which the holders appoint Royal Bank of Canada as their Representative under the Collateral Agency Agreement, and

(c) a Certificate Regarding Permitted Senior Notes by the Company confirming certain matters pertaining to the holders becoming entitled to become parties to the Collateral Agency Agreement.

"**Collateral Agent**" means Royal Bank of Canada, as the holder of the Subordination Agreements for the benefit of the Secured Parties as provided in the Collateral Agency Agreement or any successor collateral agent appointed under such agreement.

"**Company**" means Keyera Energy Facilities Limited, an Alberta corporation or any successor that becomes such in the manner prescribed in Section 9.12, 10.2 or 23.1 or otherwise.

"**Confidential Information**" is defined in Section 21.

"**Consolidated Debt**" means, without duplication, at any time and subject to Section 23.3(b), all Debt of the Company, the Fund and its Restricted Subsidiaries, determined on a consolidated basis after eliminating inter-company items.

"**Consolidated EBITDA**" means, without duplication, for any period and subject to Section 23.3(b), Consolidated Net Income for such period plus any income actually received by the Company, the Fund and its Restricted Subsidiaries during such period in the form of cash dividends or similar cash distributions, plus (but only to the extent deducted in determining Consolidated Net Income for such period):

(a) Consolidated Interest Charges for such period,

(b) depreciation, depletion and amortization taken by the Company, the Fund and its Restricted Subsidiaries during such period,

(c) any provision for current and future income taxes taken by the Company, the Fund and its Restricted Subsidiaries for such period, determined on a consolidated basis, and

(d) all other non-cash charges taken by the Company, the Fund and its Restricted Subsidiaries for such period,

and less (but only to the extent included in determining Consolidated Net Income for such period) any non-cash gains, all determined on a consolidated basis.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Company, the Fund or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Company, the Fund or a Restricted

Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Company, the Fund or a Restricted Subsidiary, such disposition shall be deemed to have been made on and as of the first day of such calculation period.

"**Consolidated Interest Charges**" means, without duplication, for any period and subject to Section 23.3(b), the sum of the following (in each case, eliminating all offsetting debits and credits among the Company, the Fund and its Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company, the Fund and its Restricted Subsidiaries in accordance with GAAP):

(a) all interest in respect of Debt of the Company, the Fund and its Restricted Subsidiaries (including (i) imputed interest on rentals in respect of Capital Lease, (ii) original issue discount and non-cash interest payments or accruals on any Debt, (iii) the interest portion of all deferred payment obligations, (iv) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letters of credit financing and currency and interest swap and hedging obligations, in each case to the extent attributable to such period) and (v) the all-in cost of funds (equivalent to interest) of any Receivables Securitization Programs, deducted in determining Consolidated Net Income for such period, and

(b) all debt discount and expense amortized or required to be amortized in the determination of Consolidated Net Income for such period.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Company, the Fund or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), Debt in respect of such acquisition shall be deemed to have been incurred on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Company, the Fund or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Company, the Fund or a Restricted Subsidiary, Debt relating to the entity or assets disposed of shall be deemed to have been repaid on and as of the first day of such calculation period.

"**Consolidated Net Income**" means, without duplication, for any period and subject to Section 23.3(b), the consolidated net income of the Company, the Fund and its Restricted Subsidiaries for such period (taken as a cumulative whole), as determined in accordance with GAAP, after eliminating all offsetting debits and credits between the Company, the Fund and its Restricted Subsidiaries and all other items required to be eliminated in the course of the preparation of consolidated financial statements of the Company, the Fund and its Restricted Subsidiaries in accordance with GAAP, provided that there shall be excluded:

(a) the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is amalgamated into or consolidated with the Company, the Fund or a Restricted Subsidiary, and the income (or loss) of any Person, substantially all of the assets of

which have been acquired in any manner, realized by such other Person prior to the date of acquisition,

(b) the income (or loss) of any Person (other than the Company, the Fund or a Restricted Subsidiary) in which the Company, the Fund or a Restricted Subsidiary has an ownership interest except to the extent of the amount of any dividends or distributions actually paid in cash to the Company, the Fund or a Restricted Subsidiary during such period,

(c) any gains or losses on the sale or other disposition of investments or fixed or capital assets, any write-downs of assets, any charges associated with discontinued business activities, any excluded losses, or any tax expense associated with excluded gains,

(d) any net income or gains or net losses resulting from a change in accounting principles in accordance with GAAP;

(e) any non-cash charges relating to stock option expenses; and

(f) extraordinary gains or losses or prior period adjustments of the Company, the Fund or a Restricted Subsidiary as determined in accordance with GAAP.

For the purposes of this definition, if any Person (or assets of any Person) is acquired by the Company, the Fund or a Restricted Subsidiary (whether by amalgamation, asset or stock acquisition or otherwise) at any time during the relevant period of calculation such that it becomes a Restricted Subsidiary (if such Person is acquired as aforesaid), such acquisition shall be deemed to have been made on and as of the first day of such calculation period; and if any Person (or assets of any Person) is disposed of by the Company, the Fund or a Restricted Subsidiary (whether by asset or stock sale or otherwise) at any time during the relevant period of calculation such that it ceases to be a Restricted Subsidiary, or the assets cease to be owned by the Company, the Fund or a Restricted Subsidiary, such disposition shall be deemed to have been made on and as of the first day of such calculation period.

"**Consolidated Total Assets**" means, without duplication, at any time and subject to Section 23.3(b), the total assets of the Company, the Fund and its Restricted Subsidiaries as determined in accordance with GAAP on a consolidated basis.

"**Constating Documents**" means the following:

(a) the Partnership Agreement;

(b) the Fund Declaration of Trust; and

(c) the other constating documents, by-laws, unanimous shareholders agreements or other formation or constitution documents of the Company, the Fund and the Subsidiary Guarantors.

"**Crown**" means the federal government of Canada and the government of any of its provinces and territories.

"**Current Debt**" means, without duplication, at any time and subject to Section 23.3(b), all obligations for borrowed money of the Company, the Fund and its Restricted Subsidiaries that would be classified as current liabilities on a consolidated basis, as determined in accordance with GAAP, including for certainty the current portion of long term Debt.

"**Debt**" with respect to any Person means, at any time, without duplication,

(a) its liabilities for borrowed money determined in accordance with GAAP, and its liabilities under a bond, note or indenture, whether or not liabilities for borrowed money determined in accordance with GAAP; provided that for the purposes of determining the amount of such liabilities, any application of accounting principles to non-cash items relating to Swaps that would increase or decrease the principal amount of any liability for borrowed money shall be disregarded;

(b) its liabilities for the deferred purchase price of property acquired by such Person (excluding all trade payables and other accounts payable arising in the ordinary course of business but including all liabilities created or arising under any conditional sale or other title retention agreement with respect to any such property);

(c) its liabilities appearing on its balance sheet in accordance with GAAP in respect of Capital Leases;

(d) its liabilities for borrowed money secured by any Lien with respect to any property owned by such Person (whether or not such Person has assumed or otherwise become liable for such liabilities);

(e) its liabilities in respect of acceptances, letters of credit, credit enhancement, or instruments serving a function similar to the foregoing, issued or accepted for such Person's account by banks or other financial institutions;

(f) its liabilities in respect of any Receivables Securitization Program;

(g) the amount of Working Capital Deficit; provided that any Working Capital Surplus shall be deducted in the calculation of Debt; and

(h) any Guarantee of such Person with respect to liabilities of a type described in any of clauses (a) through (g) above;

excluding (i) except with respect to clause (g) above, all Current Debt of such Person and (ii) all Subordinated Debt of such Person, but including all obligations of such Person of the character described above to the extent such Person remains legally liable in respect thereof, notwithstanding that any such obligation is deemed to be extinguished under GAAP.

"**Default**" means an event or condition the occurrence or existence of which would, with the lapse of time or the giving of notice or both, become an Event of Default.

"**Default Rate**" means in respect of amounts in U.S. Dollars, 2% over the rate of interest publicly announced by Citibank, N.A. in New York, New York as its "base" or "prime" rate. In respect of amounts in Canadian Dollars, "**Default Rate**" means that rate of interest that is the greater of (i) 2% per annum above the rate of interest stated in clause (a) of the first paragraph of the Notes, and (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada.

"**Disposition**" is defined in Section 10.9.

"**Distribution**" means, with respect to any Person:

(a) the declaration, payment or setting aside for payment of any distributions, dividends or similar payments on or in respect of any equity interests in the capital of the Person (including any return of capital);

(b) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any equity interests in the capital of the Person or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for equity interests in the capital of the Person, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

(c) the making of any loan or advance or any other provision of credit to any Affiliate of the Person; and

(d) the payment of any principal, interest, fees or other amounts on or in respect of Subordinated Debt owing at any time by the Person; and

whether any of the foregoing is made, paid or satisfied in or for cash, property or both, provided that none of the following shall constitute a Distribution:

(i) any of the foregoing to the extent they are made to or for the account of the Fund, the Company, any Subsidiary Guarantor or any other wholly-owned Subsidiary of the Fund;

(ii) any dividends or distributions by a Person made in shares, units or other equity interests of that Person;

(iii) any payment in the ordinary course to the Administrator pursuant to the provisions of the Fund Administration Agreement, or for other administrative services rendered in the ordinary course to the Fund or its Subsidiaries; and

(iv) any transactions between or among the Fund and its Subsidiaries in the ordinary course which from time to time result from the transfer of funds or entries undertaken in accordance with the terms of a customary centralized banking agreement in effect among all or any of such entities.

"**Dollars**" or "**$**" **or** "**U.S. Dollars**" means lawful money of the United States of America.

"**Electronic Delivery**" is defined in Section 7.1(a).

"**Environmental Laws**" means any and all Canadian and United States federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including but not limited to those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"**ERISA**" means the United States Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**ERISA Affiliate**" means any trade or business (whether or not incorporated) that is treated as a single employer together with the Company under section 414 of the Code.

"**Event of Default**" is defined in Section 11.

"**First Closing**" is defined in Section 3(a).

"**First Closing Notes**" is defined in Section 3(a).

"**Forms**" is defined in Section 13.

"**Fund**" means Keyera Facilities Income Fund, an Alberta trust or any successor that becomes such in the manner prescribed in Section 10.2 or 23.1.

"**Fund Administration Agreement**" means the Amended and Restated Administration Agreement made as of January 1, 2006 among Keyera Energy Management Ltd., the Fund, Keyera Facilities Commercial Trust and Keyera Facilities Limited Partnership, pursuant to which the Administrator (on the date hereof, Keyera Energy Management Ltd.) has been appointed the administrator of the Fund, Keyera Facilities Commercial Trust and Keyera Facilities Limited Partnership, as amended, restated, modified, supplemented or replaced from time to time.

"**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective November 1, 2005, and as may be further amended, restated, modified, supplemented or replaced from time to time.

"**Fund Guarantee**" means a guarantee by the Fund executed and delivered in accordance with Section 9.12 guaranteeing the obligations of the Company to each holder of a Note, which shall be satisfactory in form and substance to the holders of Notes, as amended, restated, modified, supplemented or replaced from time to time.

"**Fund Trustee**" means Computershare Trust Company of Canada, a trust company under the laws of Canada, acting in its capacity as the trustee of the Fund, or any successor thereto in such capacity.

"**GAAP**" means generally accepted accounting principles (including International Financial Reporting Standards, as applicable) as in effect from time to time in Canada.

"**Governmental Authority**" means

(a) the government of

(i) the United States of America or Canada or any state, province or other political subdivision of either thereof,

(ii) any other jurisdiction in which the Company, the Fund or any Restricted Subsidiary conducts all or any part of its business, or which lawfully asserts jurisdiction over any properties of the Company, the Fund or any Restricted Subsidiary, or

(b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any such government.

"**Guarantee**" means, with respect to any Person, any obligation (except the endorsement in the ordinary course of business of negotiable instruments for deposit or collection) of such Person guaranteeing or in effect guaranteeing any indebtedness, dividend or other obligation of any other Person in any manner, whether directly or indirectly, including (without limitation) obligations incurred through an agreement, contingent or otherwise, by such Person:

(a) to purchase such indebtedness or obligation or any property constituting security therefor;

(b) to advance or supply funds (i) for the purchase or payment of such indebtedness or obligation, or (ii) to maintain any working capital or other balance sheet condition or any income statement condition of any other Person or otherwise to advance or make available funds for the purchase or payment of such indebtedness or obligation;

(c) to lease properties or to purchase properties or services primarily for the purpose of assuring the owner of such indebtedness or obligation of the ability of any other Person to make payment of the indebtedness or obligation; or

(d) otherwise to assure the owner of such indebtedness or obligation against loss in respect thereof.

In any computation of the indebtedness or other liabilities of the obligor under any Guarantee, the indebtedness or other obligations that are the subject of such Guarantee shall be assumed to be direct obligations of such obligor.

"**holder**" means, with respect to any Note the Person in whose name such Note is registered in the register maintained by the Company pursuant to Section 14.1.

"**Imposed Taxes**" is defined in Section 5.9(b).

"**Institutional Accredited Investor**" shall mean any Person that is an institutional "accredited investor" (as such term is defined under Regulation D promulgated under the Securities Act, or any successor law, rule or regulation).

"**Institutional Investor**" means (a) any Purchaser of a Note, (b) any holder of a Note holding (together with one or more of its affiliates) more than 2% of the aggregate principal amount of the Notes then outstanding, (c) any bank, trust company, savings and loan association or other financial institution, any pension plan, any investment company, any insurance company, any broker or dealer, or any other similar financial institution or entity, regardless of legal form, and (d) any Related Fund of any holder of any Note.

"**Lien**" means, with respect to any Person, any mortgage, lien, pledge, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such Person under any conditional sale or other title retention agreement or Capital Lease, upon or with respect to any property or asset of such Person, including any trust or right of set-off that exists for the purpose of securing payment of Debt, but for certainty, excluding any operating lease.

"**Make-Whole Amount**" is defined in Section 8.8.

"**Managing Partner**" is defined in Section 5.1(c) and includes any successor managing partner or general partner appointed in accordance with the terms of the Partnership Agreement.

"**Material**" means material in relation to the business, operations, affairs, financial condition, assets or properties of the Company, the Fund and its Restricted Subsidiaries taken as a whole.

"**Material Adverse Effect**" means a material adverse effect on (a) the business, operations, affairs, financial condition, assets or properties of the Company, the Fund and its Restricted Subsidiaries taken as a whole, or (b) the ability of the Company, the Fund and the Subsidiary Guarantors (taken as a whole) to perform their respective obligations under Note Documents, or (c) the validity or enforceability of this Agreement, the Notes or any other Note Documents.

"**Memorandum**" is defined in Section 5.3.

"**Multiemployer Plan**" means any Plan that is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

"**NAIC**" means the National Association of Insurance Commissioners or any successor thereto.

"**New Issuer**" is defined in Section 23.1(b).

"**Non-Canadian Held Notes**" is defined in Section 5.9(d).

"**Non-Swapped Note**" is defined in Section 8.8(a).

"**Non-U.S. Plan**" means any plan, fund or other similar program that (a) is established or maintained outside the United States of America by the Company or any Subsidiary primarily for the benefit of employees of the Company or one or more Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and (b) is not subject to ERISA or the Code.

"**Note Documents**" means this Agreement, the Notes outstanding hereunder, the Fund Guarantee (once executed and delivered in accordance with Section 9.12), the Subsidiary Guarantees, the Collateral Agency Agreement (until terminated as provided in Section 9.12), the Subordination Agreements (until terminated as provided in Section 9.12), the Sharing Agreement (when entered into as contemplated by Section 9.12), including, without limitation, such agreements, documents and instruments, as amended, restated or replaced, following either of the Reorganization or the Tax Reorganization.

"**Notes**" is defined in Section 1.

"**Officer's Certificate**" means, in the case of the Company, a certificate of a Senior Financial Officer or of any other officer of the Company whose responsibilities extend to the subject matter of such certificate, and in the case of the Fund, certificate of a Senior Financial Officer or of any other officer of the Administrator whose responsibilities extend to the subject matter of such certificate.

"**Partnership**" means Keyera Energy Partnership, a general partnership under the laws of Alberta or any successor that becomes such in the manner prescribed in Section 9.12, 10.2 or 23.1 or otherwise.

"**Partnership Agreement**" means the Amended and Restated Partnership Agreement dated as of January 1, 2006, forming the Partnership, and as may be further amended, restated, modified, supplemented or replaced from time to time.

"**Payment**" is defined in Section 5.9(b).

"**PBGC**" means the United States Pension Benefit Guaranty Corporation referred to and defined in ERISA or any successor thereto.

"**Permitted Encumbrances**" means the following in respect of the property and assets of the Company, the Fund and its Restricted Subsidiaries:

(a) Liens for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the affected Company, Fund or Restricted Subsidiary shall be

contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company, the Fund and its Restricted Subsidiaries taken as a whole;

(b) Liens of any judgments rendered, or claims filed, against an affected Company, Fund or Restricted Subsidiary which it shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company, the Fund and its Restricted Subsidiaries taken as a whole;

(c) Liens imposed or permitted by law, such as carriers' liens, builders' liens, materialmen's liens and other liens, privileges or other charges of a similar nature incurred in the ordinary course of business of the affected Company, Fund or Restricted Subsidiary which relate to obligations not due or delinquent or, if due or delinquent, which Lien it shall be contesting in good faith, provided that any such contest will involve no risk of loss of any Material part of the property of the Company, the Fund and its Restricted Subsidiaries taken as a whole;

(d) undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the affected Company, Fund or Restricted Subsidiary or its property or in respect of which no steps or proceedings to enforce such Liens have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being contested in good faith by it, provided that any such contest will involve no risk of loss of any Material part of the property of Company, the Fund and its Restricted Subsidiaries taken as a whole;

(e) Liens incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Liens relate, for the affected Company's, Fund's or Restricted Subsidiary's portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money, provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by such it or such contest will involve no risk of loss of any Material part of the property of Company, the Fund and its Restricted Subsidiaries taken as a whole;

(f) Liens for penalties arising under ordinary course non-participation provisions of operating agreements in respect of the Company's, the Fund's or a Restricted Subsidiary's properties, which either alone or in the aggregate do not materially detract from the value of any Material part of the property of Company, the Fund and its Restricted Subsidiaries taken as a whole;

(g) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Company, Fund or Restricted Subsidiary (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and

cables), which either alone or in the aggregate do not Materially detract from the value of such land or impair in a Material way its use in the operation of the business of Company, the Fund and its Restricted Subsidiaries taken as a whole;

(h) Liens arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money, provided that

(i) the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith, and

(ii) any such contest will involve no risk of loss of any Material part of the property of Company, the Fund and its Restricted Subsidiaries taken as a whole;

(i) Liens in favour of a public utility or any municipality or governmental or other public authority when required by such public utility or municipality or other governmental authority in the ordinary course of the business operations of the affected Company, Fund or Restricted Subsidiary, provided that any such Lien does not, either alone or in the aggregate, impair in a Material way the use of any property subject to such Lien in the conduct of the business of the Company, the Fund and its Restricted Subsidiaries taken as a whole;

(j) the right reserved to or vested in any governmental body by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) Liens created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, provided that (i) such agreement is entered into in the ordinary course of its business, on arms' length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Liens or equivalent remedies are provided by the other parties to such agreement for the benefit of the Company, Fund or Restricted Subsidiary in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Fund and (iii) the Liens have not become the subject of realization actions under applicable law, or if they have: (1) such realization actions are being contested by the Company, Fund or Restricted Subsidiary, as applicable, diligently and in good faith by appropriate proceedings, and (2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;

(m) Liens securing intercompany Debt owing to the Company, the Fund or any Wholly-Owned Restricted Subsidiary;

(n) Liens created or incurred after the date of this Agreement given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the

cost of construction of property or of assets useful and intended to be used in carrying on the business of the affected Company, Fund or Restricted Subsidiary, including Liens existing on such property or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Liens were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach, provided that:

(i) the Lien shall attach solely to the property or assets acquired, purchased or constructed,

(ii) such Lien shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be,

(iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Liens on such property or assets, whether or not assumed by the affected Company, Fund or Restricted Subsidiary, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the Company) or the cost of construction on the date of completion thereof, and

(iv) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Sections 10.6 and 10.7, with any calculation of compliance therewith to be made as of the date of determination hereunder) and the Company could incur at least an additional Cdn.$1.00 of Debt under Section 10.5;

and any Lien renewing, extending or refunding any Lien permitted by this clause (o), provided that (i) the principal amount of Debt secured by such Lien immediately prior to such extension, renewal or refunding is not increased and (ii) such Lien is not extended to any other property;

(o) any Lien existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the affected Company, Fund or Restricted Subsidiary or its becoming the Company, the Fund or Restricted Subsidiary, or any Lien existing on any property or assets acquired by the affected Company, Fund or Restricted Subsidiary at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that:

(i) each such Lien shall extend solely to the property or assets so acquired,

(ii) any such Lien shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and

(iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Lien and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist;

and any Lien renewing, extending or refunding any Lien permitted by this clause (o), provided that (i) the principal amount of Debt secured by such Lien immediately prior to such extension, renewal or refunding is not increased and (ii) such Lien is not extended to any other property;

(p) Liens on property or assets subject to a Receivables Securitization Program;

(q) any licenses, royalties, gross overriding royalties or other similar burdens affecting the Company's, the Fund's or any Restricted Subsidiary's properties which are granted on an arm's length basis to third parties in the ordinary course of business and not in connection with the borrowing of money;

(r) Liens existing on the date of this Agreement and securing the Debt of the Company, the Fund and the Restricted Subsidiaries referred to in Schedule 5.15 and any Lien renewing, extending or refunding any Lien permitted by this clause (r), provided that (i) the principal amount of Debt secured by such Lien immediately prior to such extension, renewal or refunding is not increased and (ii) such Lien is not extended to any other property;

(s) Liens created or incurred to secure Debt of the affected Company, Fund or Restricted Subsidiary in addition to the Liens permitted by the preceding clauses, provided that:

(i) all Debt secured by such Liens shall have been created or incurred within the limitation provided in Sections 10.5 and 10.7, and

(ii) at the time of creation or incurrence of the Debt secured by such Liens and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist.

"**Person**" means an individual, partnership, corporation, limited liability company, association, trust, unincorporated organization, business entity or Governmental Authority.

"**Plan**" means an "employee benefit plan" (as defined in section 3(3) of ERISA) subject to Title I of ERISA that is or, within the preceding five years, has been established or maintained, or to which contributions are or, within the preceding five years, have been made or required to be made, by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate may have any liability.

"**Priority Debt**" means, without duplication:

(a) all Debt of the Company, the Fund or a Subsidiary Guarantor secured by a Lien created, incurred or permitted to exist within the limitation in clause (s) of the definition of "Permitted Encumbrances", plus

(b) all Debt of any Restricted Subsidiary (but excluding Qualified Subsidiary Debt).

"**property**" or "**properties**" means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

"**PTE**" is defined in Section 6.2.

"**Purchaser**" is defined in the first paragraph of this Agreement.

"**Qualified Institutional Buyer**" means any Person who is a "qualified institutional buyer" within the meaning of such term as set forth in Rule 144A(a)(1) under the Securities Act.

"**Qualified Subsidiary Debt**" means, without duplication,

(a) Debt of any Subsidiary Guarantor,

(b) Debt of a Restricted Subsidiary owing to the Fund, the Company or a Wholly-Owned Restricted Subsidiary,

(c) Debt of a Subsidiary existing on the date of this Agreement as set out in Schedule 5.15, and

(d) Debt of a Subsidiary existing on the date of the acquisition of such Subsidiary after the date of this Agreement, provided that such Debt shall not have been incurred in contemplation of such Subsidiary being acquired and that immediately after giving effect to the acquisition of such Subsidiary, no Default or Event of Default would exist (including, without limitation, under Sections 10.6 and 10.7, with any calculation of compliance therewith to be made as of the date of determination hereunder) and the Company could incur at least an additional Cdn.$1.00 of Debt under Section 10.5.

"**Receivables Securitization Program**" means any existing or future receivables securitization program entered into by the Company, the Fund or a Restricted Subsidiary.

"**Related Fund**" means, with respect to any holder of any Note, any fund or entity that (a) invests in securities or bank loans, and (b) is advised or managed by such holder, the same investment advisor as such holder or by an affiliate of such holder or such investment advisor.

"**Reorganization**" means the transactions effected or contemplated to be effected pursuant to the Interim Order of the Court of Queen's Bench (Alberta) dated April 30, 2007 in respect of the Plan of Arrangement Under Section 193 of the *Business Corporations Act* (Alberta) involving and affecting the Company, the Fund and other related entities (a true copy of which has been delivered to the holders prior to the date hereof), and consistent with a description of the Reorganization as set forth in a sequence of "Corporate Structure" charts provided by the Company to the holders prior to the First Closing and identified as the "8/30/2007 Version" and effected substantially in accordance therewith. For purposes of clarity, the Reorganization is separate from and unrelated to a Tax Reorganization.

"**Required Holders**" means, at any time, the holders of at least 51% in principal amount of the Notes at the time outstanding (exclusive of Notes then owned by the Fund or any of its Affiliates).

"**Responsible Officer**" means any Senior Financial Officer and any other officer of the Company with responsibility for the administration of the relevant portion of this Agreement.

"**Restricted Subsidiary**" means any Subsidiary of the Fund (other than the Company):

(a) of which more than 80% (by number of votes) of the Voting Equity Capital is beneficially owned, directly or indirectly, by the Company, the Fund or one or more Restricted Subsidiaries, and

(b) which the Company has designated as a Restricted Subsidiary pursuant to Section 9.11.

"**Second Closing**" is defined in Section 3(b).

"**Second Closing Notes**" is defined in Section 3(b).

"**Secured Parties**" has the meaning specified in the Collateral Agency Agreement.

"**Securities**" means the Notes, the Fund Guarantee (once executed and delivered in accordance with Section 9.12) and the Subsidiary Guarantee.

"**Securities Act**" means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**Senior Debt**" means collectively, all Debt owing from time to time to the lenders under the Bank Facilities, all Debt owing from time to time to the holders of notes under the 2003 Note Agreement, all Debt owing from time to time to the holders of notes under the 2004 Note Agreement, all Debt owing from time to time under or in respect of this Agreement and in respect of the Notes, and all obligations of the Company, the Fund or any Subsidiary Guarantor arising from time to time under any Swaps.

"**Senior Financial Officer**" means, in the case of the Company, the chief financial officer, principal accounting officer, treasurer or comptroller of the Company, and in the case of the Fund, the chief financial officer, principal accounting officer, treasurer or comptroller of the Administrator.

"**Sharing Agreement**" means an agreement to be entered into among the Secured Parties in replacement of the Collateral Agency Agreement as contemplated in Section 9.12, to be effective upon the Reorganization becoming effective, relating to the *pari passu* sharing of the

proceeds and avails of any and all payments made pursuant to the terms of the Senior Debt issued by the Fund and any of its Subsidiaries to the Secured Parties on a basis substantially similar in effect to the rights that the Secured Parties would have held under the Collateral Agency Agreement with respect thereto, and otherwise in form and substance satisfactory to the Required Holders, acting reasonably.

"**Subordinated Debt**" means, without duplication, any Debt of the Company, the Fund or any Restricted Subsidiary which by its express terms provides that it is (a) subordinated in right of payment to the Notes pursuant to a subordination agreement in form and substance acceptable to the Required Holders, (b) shall have a stated maturity date later than the last maturity date of the Notes, (c) shall not provide for any required payments or prepayments thereof, and (d) expressly provides that any optional payment or prepayment of principal, interest, premium or other amounts due with respect thereto may only be made in compliance with the requirements of Section 10.8 and includes, for certainty, the subordinated debentures issued by the Fund from time to time pursuant to the Trust Indenture dated as of June 3, 2004 between the Fund and Computershare Trust Company of Canada, as amended, restated, modified, supplemented or replaced from time to time in any manner that does not adversely affect the subordination provisions contained therein for the benefit of the holders.

"**Subordinating Person**" is defined in Section 9.10.

"**Subordination Agreements**" means the following agreements currently in effect in favour of the Collateral Agent under the Collateral Agency Agreement:

(a) Amended and Restated Subordination Agreement dated as of August 26, 2003 by KeySpan Facilities Commercial Trust (as at the date hereof, Keyera Facilities Commercial Trust), as "Subordinated Party", KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent;

(b) Amended and Restated Subordination Agreement dated as of August 26, 2003 by KeySpan Facilities Limited Partnership (as at the date hereof, Keyera Facilities Limited Partnership), as "Subordinated Party", KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent;

(c) Amended and Restated Subordination Agreement dated as of August 26, 2003 by the Fund, as "Subordinated Party", KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent; and

(d) Amended and Restated Subordination Agreement dated as of August 26, 2003 by KeySpan Canada Management Ltd. (as at the date hereof, Keyera Energy Management Ltd.), as "Subordinated Party", KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent.

"**Subsidiary**" means, as to any Person, any corporation, association or other business entity in which such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons

performing similar functions) of such entity, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such Person or one or more of its Subsidiaries or such Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). Notwithstanding the foregoing, a joint venture or other business association (other than a partnership) that is not a separate legal entity apart from the joint venturers or owners thereof under applicable governing law, and whose assets and liabilities are therefore those of its joint venturers or owners, shall not be a "Subsidiary" in and of itself. Unless the context otherwise clearly requires, any reference to a "Subsidiary" is a reference to a Subsidiary of the Fund.

"**Subsidiary Guarantee**" means a guarantee by the Partnership and any other Subsidiary of the Fund that becomes a party thereto pursuant to this Agreement, guaranteeing the obligations of the Company under this Agreement and the Notes to each holder of a Note, as amended, restated or replaced from time to time.

"**Subsidiary Guarantor**" means a Restricted Subsidiary of the Fund that has executed and delivered a Subsidiary Guarantee to the holders of Notes, and in respect of which the holders of Notes have received a favourable legal opinion of counsel to the Company as to the due authorization, execution, delivery, legality, validity and enforceability of its obligations to the holders of Notes under the Subsidiary Guarantee, and that such obligations do not violate or conflict with any law, Constating Document or agreement to which it is a party or by which its assets are bound, nor violate any restrictions, if any, governing financial assistance (or similar restrictions in the applicable jurisdiction).

"**SVO**" means the Securities Valuation Office of the NAIC or any successor to such Office.

"**Swapped Note**" is defined in Section 8.8(b).

"**Swaps**" means, with respect to any Person, payment obligations with respect to interest rate swaps, currency swaps, commodity swaps and similar obligations obligating such Person to make payments, whether periodically or upon the happening of a contingency; provided that such swap arrangements are non-speculative and are entered into in the ordinary course of business.

"**Tax**" means any tax (whether income, documentary, sales, stamp, registration, issue, capital, property, excise or otherwise), duty, assessment, levy, impost, fee, compulsory loan, charge or withholding.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Tax Prepayment Acceptance Notice**" is defined in Section 8.3.

"**Tax Prepayment Notice**" is defined in Section 8.3.

"**Tax Reorganization**" is defined in Section 23.1(b).

"**Taxing Jurisdiction**" is defined in Section 13.

"**2003 Note Purchase Agreements**" means the Note Purchase Agreements of the Company and the Partnership dated as of August 26, 2003, as amended, modified or restated from time to time.

"**2004 Note Purchase Agreements**" means the Note Purchase Agreements of the Company and the Partnership dated as of September 30, 2004, as amended, modified or restated from time to time.

"**Unrestricted Subsidiary**" means any Subsidiary of the Fund (other than the Company) that is not a Restricted Subsidiary.

"**USA Patriot Act**" means United States Public Law 107-56, Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect.

"**Voting Equity Capital**" means, without duplication, equity interests of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

"**Wholly-Owned Restricted Subsidiary**" means, at any time, any Restricted Subsidiary all of the equity interests (except directors' qualifying shares) and voting interests of which are directly or indirectly owned by any one or more of the Company, the Fund and other Wholly-Owned Restricted Subsidiaries at such time.

"**Working Capital Deficit**" means, without duplication, at any time and subject to Section 23.3(b), the amount, if any, by which the amount of current liabilities at such time exceeds the amount of current assets at such time, as determined in accordance with GAAP on a consolidated basis in respect of the Company, the Fund and its Restricted Subsidiaries.

"**Working Capital Surplus**" means, without duplication, at any time and subject to Section 23.3(b), the amount, if any, by which the amount of current assets at such time exceeds the amount of current liabilities at such time, as determined in accordance with GAAP on a consolidated basis in respect of the Company, the Fund and its Restricted Subsidiaries.

EXHIBIT 1A

[Form of Series A Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [DATE OF CLOSING], AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

KEYERA ENERGY FACILITIES LIMITED

5.89% Series A Senior Guaranteed Note due December 3, 2017

No. [_____] [•], 2007
Cdn.$[_______] PPN C4931# AA7

FOR VALUE RECEIVED, the undersigned, **KEYERA ENERGY FACILITIES LIMITED** (herein called the "**Company**"), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [____________], or registered assigns, the principal sum of [_____________________] CANADIAN DOLLARS (or so much thereof as shall not have been prepaid) on December 3, 2017, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 5.89% per annum (i) payable on June 3, 2008 for the period from and including [September 4, 2007/December 3, 2007] to but not including June 3, 2008, and thereafter, (ii) payable semiannually, on the 3rd day of December and June in each year, commencing with December 3, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount, payable semi-annually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 7.89% and (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada.

Interest on this Series A Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by(b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of "deemed reinvestment" shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Series A Note are to be made in lawful money of Canada at the principal office of the Company in Calgary, Alberta or at such place as the Company shall have designated by written notice to the holder of this Series A Note as provided in the Note Purchase Agreement referred to below.

This Series A Note is one of the Senior Guaranteed Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement, dated as of September 4, 2007 (as from time to time amended, the "**Note Purchase Agreement**"), among the Company, Keyera Facilities Income Fund and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series A Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series A Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series A Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Series A Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder's attorney duly authorized in writing, a new Series A Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series A Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series A Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series A Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Series A Note is guaranteed pursuant to the Subsidiary Guarantee and (upon execution and delivery thereof in accordance with Section 9.12 of the Note Purchase Agreement), the Fund Guarantee, and reference is hereby made to such guarantees.

This Series A Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series A Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

KEYERA ENERGY FACILITIES LIMITED

By: ______________________________
James V. Bertram
President and CEO

By: ______________________________
David G. Smith
Executive Vice President and Chief Financial Officer

EXHIBIT 1B

[Form of Series B Note]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF APPLICABLE U.S. FEDERAL AND STATE SECURITIES LAWS OR APPLICABLE EXEMPTIONS THEREFROM. UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (I) [DATE OF CLOSING], AND (II) THE DATE THE COMPANY BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

KEYERA ENERGY FACILITIES LIMITED

6.14% Series B Senior Guaranteed Note due December 3, 2022

No. [_____] [•], 2007
Cdn.$[_______] PPN C4931# AB5

FOR VALUE RECEIVED, the undersigned, **KEYERA ENERGY FACILITIES LIMITED** (herein called the "**Company**"), a corporation organized and existing under the laws of Alberta, hereby promises to pay to [____________], or registered assigns, the principal sum of [______________________] CANADIAN DOLLARS (or so much thereof as shall not have been prepaid) on December 3, 2022, with interest (computed on the basis of a 360-day year of twelve 30-day months) (a) on the unpaid balance thereof at the rate of 6.14% per annum (i) payable on June 3, 2008 for the period from and including [September 4, 2007/December 3, 2007] to but not including June 3, 2008, and thereafter, (ii) payable semiannually, on the 3rd day of December and June in each year, commencing with December 3, 2008, until the principal hereof shall have become due and payable, and (b) to the extent permitted by law, on any overdue payment (including any overdue prepayment) of principal, any overdue payment of interest and any overdue payment of any Make-Whole Amount, payable semi-annually as aforesaid (or, at the option of the registered holder hereof, on demand), at a rate per annum from time to time equal to the greater of (i) 8.14% and (ii) 2% over the rate of interest publicly announced by Royal Bank of Canada as its prime rate for determining the interest rate it will charge for Canadian Dollar loans made by it in Canada.

Interest on this Series B Note shall be computed on the basis of a 360-day year of 12 30-day months. Solely for purpose of the *Interest Act* (Canada), the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day periods is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by(b) the actual number of days in such period. All interest payable by the Company hereunder shall accrue from day to day, computed as described herein and shall be payable after as well as before maturity, demand, default and judgment. The theory of "deemed reinvestment" shall not apply to the computation of interest hereunder and no allowance, reduction or deduction shall be made for the deemed reinvestment of interest in respect of any payments hereunder. Calculation of interest hereunder shall be made using the nominal rate method, and not the effective rate method, of calculation.

Payments of principal of, interest on and any Make-Whole Amount with respect to this Series B Note are to be made in lawful money of Canada at the principal office of the Company in Calgary, Alberta or at such place as the Company shall have designated by written notice to the holder of this Series B Note as provided in the Note Purchase Agreement referred to below.

This Series B Note is one of the Senior Guaranteed Notes (herein called the "**Notes**") issued pursuant to the Note Purchase Agreement, dated as of September 4, 2007 (as from time to time amended, the "**Note Purchase Agreement**"), among the Company, Keyera Facilities Income Fund and the respective Purchasers named therein and is entitled to the benefits thereof. Each holder of this Series B Note will be deemed, by its acceptance hereof, to have (i) agreed to the confidentiality provisions set forth in Section 21 of the Note Purchase Agreement and (ii) made the representation set forth in Section 6.2 of the Note Purchase Agreement. Unless otherwise indicated, capitalized terms used in this Series B Note shall have the respective meanings ascribed to such terms in the Note Purchase Agreement.

This Series B Note is a registered Note and, as provided in the Note Purchase Agreement, upon surrender of this Series B Note for registration of transfer, accompanied by a written instrument of transfer duly executed by the registered holder hereof or such holder's attorney duly authorized in writing, a new Series B Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Series B Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.

This Series B Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement, but not otherwise.

If an Event of Default occurs and is continuing, the principal of this Series B Note may be declared or otherwise become due and payable in the manner, at the price (including any applicable Make-Whole Amount) and with the effect provided in the Note Purchase Agreement.

This Series B Note is guaranteed pursuant to the Subsidiary Guarantee and (upon execution and delivery thereof in accordance with Section 9.12 of the Note Purchase Agreement), the Fund Guarantee, and reference is hereby made to such guarantees.

This Series B Note shall be construed and enforced in accordance with, and the rights of the Company and the holder of this Series B Note shall be governed by, the law of the Province of Alberta excluding choice-of-law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

KEYERA ENERGY FACILITIES LIMITED

By: ______________________________
James V. Bertram
President and CEO

By: ______________________________
David G. Smith
Executive Vice President and Chief Financial Officer

EXHIBIT 4.5(a)

[Form of Opinion of Canadian Counsel to the Company, the Fund and the Partnership]

[September 4, 2007 - First Closing]
[December 3, 2007 - Second Closing]

The Purchasers of the Notes under the
Note Purchase Agreement referred to below

Dear Sirs:

Re: **Keyera Energy Facilities Limited: 5.89% Cdn.$[•],000,000 Series A Senior Guaranteed Notes due December 3, 2017 and 6.14% Cdn.$[•],000,000 Series B Senior Guaranteed Notes due December 3, 2022 (collectively, the "Notes")**

We have acted as general legal counsel to Keyera Energy Facilities Limited (the "**Company**"), Keyera Facilities Income Fund (the "**Fund**"), Keyera Energy Partnership (the "**Partnership**"), Keyera Energy Management Ltd. ("**KEML**") in its capacity as managing partner of the Partnership, and KEML in its capacity as Administrator of the Fund under the Fund Administration Agreement, all in connection with the Note Purchase Agreement dated as of September 4, 2007 among the Company, the Fund and the Purchasers party thereto (the "**Note Agreement**") and the transactions among such parties with respect thereto including, without limitation, the issuance and sale by the Company to the Purchasers of the Notes. This opinion is furnished to you pursuant to Section 4.5(a) of the Note Agreement and with the understanding that the Purchasers are purchasing the Notes in reliance hereon.

Documents Reviewed

We have participated in the preparation of and have examined original executed copies of:

1. the Note Agreement;

2. the Notes;

3. the Subsidiary Guarantee of the Partnership dated September 4, 2007;

4. the Collateral Agency Agreement dated as of August 26, 2003;

5. the Supplemental Agreement dated September 4, 2007 adding the Purchasers as "Additional Lenders" under the Collateral Agency Agreement;

6. the Representative Appointment Agreement dated as of September 4, 2007 among the Company, the Collateral Agent and the Noteholders Representative (as defined therein) and the Purchasers;

7. the Amended and Restated Subordination Agreement dated as of August 26, 2003 by KeySpan Facilities Commercial Trust (as at the date hereof, Keyera Facilities Commercial Trust), as "Subordinated Party" (the "**Commercial Trust**"), KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent;

8. the Amended and Restated Subordination Agreement dated as of August 26, 2003 by KeySpan Facilities Limited Partnership (as at the date hereof, Keyera Facilities Limited Partnership), as "Subordinated Party" ("**KFLP**"), KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent;

9. the Amended and Restated Subordination Agreement dated as of August 26, 2003 by the Fund, as "Subordinated Party", KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent; and

10. the Amended and Restated Subordination Agreement dated as of August 26, 2003 by KeySpan Canada Management Ltd. (as at the date hereof, KEML), as "Subordinated Party", KeySpan Energy Canada Partnership (as at the date hereof, the Partnership), the Company and the Collateral Agent;

(the above documents are collectively called the "**Documents**").

Computershare Trust Company of Canada in its capacity as trustee of the Fund is herein referred to in such capacity as the "**Fund Trustee**". References herein to the Fund Trustee shall be interpreted as including the Fund.

The Company, the Fund, the Partnership, KEML, the Commercial Trust and KFLP and are herein collectively called the "**Transaction Parties**" and individually a "**Transaction Party**". Capitalized terms used herein and not otherwise defined have the meanings set forth in the Note Agreement.

We have also reviewed and examined an original signed copy of a Certificate of Corporate, Partnership and Trust Authority relating to each of the Company, the Fund and the Partnership (the "**Certificate**"), dated [First Closing][Second Closing], copies of which have been provided to you, and we have relied on the same as to various matters of fact expressed therein.

In giving the opinion expressed in paragraph 1 below as to the valid subsistence of the Company and KEML in Alberta, we have relied on a Certificate of Status of recent date issued by the Registrar of Corporations (Alberta).

In giving the opinions expressed in paragraphs 7 and 8 below (insofar as the same pertain to the securities laws of Alberta), we have relied upon the representations and warranties of the Purchasers in Section 6.1 of the Note Agreement.

In giving the opinions expressed in paragraphs 9(d) and 9(e)(ii) below, we have relied upon the accuracy of the factual representations and warranties set out in Section 5.15 and paragraph B of Schedule 5.15 of the Note Agreement with respect to the identification of the instruments, contracts and agreements which limit the amount of, or otherwise impose restrictions on, the incurring of Debt, and we have reviewed those documents and the documents referred to in paragraph B of Schedule 5.15 of the Note Agreement (collectively, the "**Listed Agreements**").

In addition to the foregoing, we have made such investigations, examined such certificates of public authorities, corporate and trust records and other documents certified or otherwise identified to our satisfaction, and have considered such questions of law, as we have considered necessary and appropriate as a basis for providing the opinions expressed herein.

Assumptions

In such examinations we have assumed:

(a) the genuineness of all signatures, except those of signatories for the Transaction Parties, on all documents purporting to be originals and on the originals of all documents submitted to us as copies;

(b) the authenticity of all documents submitted to us as originals and of the originals of all documents submitted to us as copies;

(c) the conformity to originals of all documents submitted to us as copies;

(d) the due authorization, execution and delivery of all documents by each party thereto other than the Transaction Parties, the legal existence, power and capacity of each such party and the legal capacity of all individuals signing on behalf of each such party; and

(e) other than with respect to the Transaction Parties, that the Documents constitute legal, valid and binding obligations of each party thereto, enforceable against them in accordance with their respective terms.

When used herein, the phrase "**our knowledge**" means the actual knowledge of the solicitors in our firm who have given substantive attention to the transactions described above and the actual knowledge of the solicitors presently with our firm who have given substantive attention to matters relating to the Transaction Parties' affairs and does not include constructive knowledge of matters or information.

Applicable Law

We express no opinion as to the laws of any jurisdiction other than the laws of Alberta and the federal laws of Canada applicable therein.

Opinions

Based upon and subject to the foregoing and to the qualifications hereinafter expressed, we are of the opinion that:

1. Each of the Company and KEML has been duly incorporated and is validly subsisting as a corporation under the *Business Corporations Act* (Alberta) and has not been dissolved under that Act.

2. Each of the Fund and the Commercial Trust is a duly created and validly existing trust under the laws of Alberta, Computershare Trust Company of Canada is the trustee of the Fund, Keyera Energy (CT) Ltd. is the trustee of the Commercial Trust, and KEML, pursuant to the Fund Administration Agreement, is the administrator of each of the Fund and the Commercial Trust and as such KEML is duly authorized to execute and deliver the Documents to which the Fund and the Commercial Trust is a party.

3. The Partnership is a duly created and validly existing general partnership under the laws of Alberta, KFLP is a duly created and validly existing limited partnership under the laws of Ontario, KEML is the sole managing partner of the Partnership, and pursuant to the Fund Administration Agreement, is the administrator of KFLP, and as such KEML is duly authorized to execute and deliver the Documents to which the Partnership and the KFLP is a party.

4. Each Transaction Party has the corporate, trust or partnership (as applicable) power and capacity:

    (a) to own, hold or lease its property and conduct its business as now conducted;

    (b) in the case of the Company, to create, issue and sell the Notes;

    (c) in the case of the Partnership, to guarantee the Notes; and

    (d) to execute and deliver the Documents to which it is a party and incur and perform its obligations thereunder.

5. The Documents, the execution, delivery and performance thereof (and additionally in the case of the Notes, the creation, issuance and sale thereof), and the transactions contemplated therein, have been duly and properly authorized by all necessary corporate, trust or partnership (as applicable) action on the part of the Transaction Parties executing the same.

6. The Documents have been duly and properly executed and delivered by the Transaction Parties executing the same (which, in the case of the Documents to which each of the

Fund, the Partnership, the Commercial Trust and KEFL is a party, includes the execution and delivery of such Documents by KEML on its behalf, and such Documents constitute legal, valid and binding obligations of the Transaction Parties executing the same enforceable against them in accordance with their respective terms.

7. The offering, issuance and sale of the Notes by the Company to the Purchasers is exempt from the prospectus and registration requirements of the *Securities Act* (Alberta) (the "**Securities Act**").

8. No authorization, consent, approval or exemption from, or filing, registration, recordation, notarization, declaration or qualification with, or before, or giving notice to, any governmental authority or regulatory body of Alberta or the federal government of Canada, or any agency, department or division of any thereof (including any securities authorities), is required to be obtained, given or made:

   (a) for the creation, execution, issuance and performance of the Notes or the due execution and delivery by each Transaction Party of the Documents to which it is a party or the performance of the terms of each such Document;

   (b) to permit the sale of the Notes to the Purchasers; or

   (c) to ensure the validity and enforceability of the Documents;

other than the filing of a Form 45-106F1 under National Instrument 45-106 within 10 days of the issuance of the Notes.

9. The authorization, creation, execution, issuance and sale by the Company of the Notes and the authorization, execution and delivery by each Transaction Party of each Document to which it is a party and the performance of each such Transaction Party's obligations under each such Document:

   (a) do not and will not contravene or conflict with any applicable law, statute, rule or regulation in force in Alberta;

   (b) based upon the Certificate and our knowledge, do not and will not contravene or conflict with any judgment, order or decree of any court, tribunal or arbitrator, or any public, governmental or regulatory agency, authority or body to which it or any of its material assets is subject in Alberta;

   (c) do not and will not contravene or conflict with any provision of (i) the articles or by laws of the Company, (ii) the Fund Declaration of Trust, or (iii) the Partnership Agreement;

   (d) do not and will not:

      (i) result in the creation or imposition of any Lien on any asset of any Transaction Party pursuant to the provisions of any Listed Agreement;

      (ii) entitle any Person to call for any Lien under any Listed Agreement; or

(iii) entitle any Person, immediately or upon notice or lapse of time or both, to accelerate the payment of borrowed moneys under any Listed Agreement; and

(e) do not and will not contravene or conflict with:

(i) to our knowledge, any resolution or determination of the directors or shareholders or committees of any of the respective Transaction Parties; or

(ii) any Listed Agreement.

10. Based upon the Certificate and our knowledge, there is no litigation or judicial, arbitration or administrative proceedings against any Transaction Party subsisting, pending or threatened in Alberta which, if determined adversely to such Transaction Party, purports to challenge the legality, validity or enforceability of any of the Documents or the rights granted to the holders thereunder.

11. The holders will not be deemed or considered to have a permanent establishment in Alberta or to be carrying on any business in Alberta solely by reason of the Transaction Parties' execution, delivery and performance of the Documents or by the holders acquisition or holding of the Notes or receipt of payments thereunder or by their enforcement of their rights under the Documents.

12. Assuming that the holders are not otherwise required to be licensed, qualified or entitled to carry on business in Alberta, it is not necessary for the holders to become licensed, qualified or entitled to carry on business in Alberta, or that any approval, consent or permission be obtained from any regulatory or public authority therein:

(a) solely by reason of the execution, delivery or performance of the Documents or holding the Notes; or

(b) to enable the holders to commence an action or to otherwise enforce its rights under the Documents.

13. The Transaction Parties are subject to the relevant civil law of Alberta and are generally subject to suit in Alberta, and none of the Transaction Parties, nor any of their property, enjoys any right of immunity from any judicial proceedings in Alberta.

14. No stamp, documentary, registration, or similar taxes or duties are required to be paid under the laws of the Province of Alberta or the laws of Canada applicable in the Province of Alberta upon or in connection with the due execution and delivery of the Documents, the performance by the Transaction Parties of their respective obligations thereunder or the enforcement by the Purchasers of their rights thereunder.

15. Under the existing laws of Alberta and the federal laws of Canada applicable in Alberta as of the date hereof ("**Applicable Law**"), and based on our understanding of the current administrative practice and policies of the Canadian Revenue Agency, and provided, at the date of the issuance of the Notes and throughout the term of the Notes, that:

(a) a particular holder of a Note does not use the debt owing to it under the Documents in, or hold such debt in the course of, carrying on business in Canada, and is not deemed to use such debt in connection with a business carried on in Canada for the purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), and, where the holder carries on an insurance business in Canada and elsewhere, it establishes that the debt is neither "designated insurance property" (as defined in subsection 138(12) of the Tax Act and Regulation 2401(1) of the regulations to the Tax Act) nor effectively connected with the insurance business it carries on in Canada;

(b) the particular holder deals at arm's length with the Company for the purposes of the Tax Act; and

(c) the particular holder is not resident in Canada and is not deemed to be resident in Canada for the purposes of the Tax Act;

then:

(d) the Company is presently permitted to make all payments on the Notes to the particular holder of: (A) the principal amount of the Notes; (B) interest on such principal amount; (C) interest on such interest; and (D) the Make-Whole Amounts, free and clear of and without deduction for or on account of any taxes, levies, assessments, duties, governmental charges and withholdings of any nature imposed, levied, assessed or collected under Applicable Law (collectively, "**Taxes**"); and

(e) any such amounts referred to in paragraph (d) above which are owing or payable, or which become owing or payable, by the Company to the particular holder and which are paid by the Company to the particular holder are not the subject of any Taxes to the particular holder.

16. Based solely upon our examination of the registers maintained by the Transaction Parties, the Voting Equity Capital in each of the Company and the Partnership is indirectly wholly-owned by the Fund.

17. The payment obligations of the Transaction Parties under the Documents to which each is a party rank at least *pari passu* in right of payment with all other unsecured Debt (actual or contingent) which is (x) not subordinated to any other Debt of such Transaction Party, nor (y) entitled to any preference or priority under any laws to which creditors generally are subject or entitled.

Qualifications

The opinions expressed herein are subject to the following qualifications:

(a) the enforceability of the Documents and the rights and remedies set out therein or any judgment arising out of or in connection therewith may be limited by any applicable bankruptcy, reorganization, winding up, insolvency, arrangement,

preference, moratorium or other laws and judicial decisions of general application affecting the enforcement of creditors' rights from time to time in effect, and is subject to general principles of equity, whether considered in a proceeding in equity or at law (including the equitable or statutory powers of the courts to stay proceedings before them, to stay the execution of judgments and to grant relief against forfeiture), and in particular no opinion is expressed as to the availability of the remedy of specific performance, injunctive relief or other equitable or discretionary remedies in any particular instance;

(b) provisions in the Documents providing for recovery of fees and expenses may be restricted by a court to a reasonable amount and counsel fees are subject to taxation;

(c) the *Currency Act* (Canada) precludes a court in Canada from giving a judgment in any currency other than Canadian currency and such judgment may be based on a rate of exchange in existence on a day other than the day of payment of such judgment;

(d) Section 6 of the *Judgment Interest Act* (Alberta) may limit the rate of interest which a judgment debt bears, and we express no opinion as to the enforceability of Section 23.10(f) of the Note Agreement which purports to waive Section 6 of the *Judgment Interest Act* (Alberta);

(e) the additional or increased rate of interest imposed upon the Company pursuant to Section 23.10(a) of the Note Agreement and the first paragraph of each Note, and the Make-Whole Amount payable by the Company pursuant to Section 8.8 of the Note Agreement, may not be enforceable if they are construed to be penalties, but such finding would not of itself prejudice the legality of any other provision of the Documents;

(f) determinations or calculations made by the holders in the exercise of a discretion purported to be given to them under or by any of the Documents may be unenforceable if made in an unreasonable or arbitrary fashion and may not be treated as conclusive notwithstanding contrary provisions in the Documents, and determinations or references based upon the practice of a certain Person or the publication or reporting of certain rates or yields may not be enforceable if the practice of such Person changes or the rates or yields are not ascertainable or are equivocal;

(g) provisions in the Documents which purport to effect waivers of the benefits or protection of doctrines, principles or statutory provisions viewed by a Court as based on public policy and provisions which purport to exclude unwritten variations, amendments, waivers or consents may not be enforceable;

(h) with regard to Section 23.4 (severability clause) and similar provisions of any of the other Documents, the question whether or not any provisions which may be invalid or unenforceable may be severed from the other provisions thereof in

order to save those other provisions would be determined by a court in its discretion;

(i) failure to exercise a right of action under the Documents within applicable limitation periods may act as a bar to the enforcement of such rights at any time thereafter;

(j) if the holders were to declare the principal of the Notes to be forthwith due and payable by reason of the occurrence of an Event of Default, the holders may be required to give the Company a reasonable time to raise monies to repay such indebtedness prior to taking any action to enforce their right to repayment or before exercising any of the rights and remedies expressed to be exercisable by the holders in any of the Documents as a result of the occurrence of such Event of Default;

(k) with respect to the Listed Agreements, no opinion is expressed herein as to compliance with covenants containing financial ratios or tests contained therein;

(l) except as specifically provided in paragraphs 11 and 12, no opinion is expressed as to whether any activities carried on by a particular holder prior to, or in connection with, the purchase by such holder of the Notes or the negotiation of the Documents would result in such holder being deemed or considered to have a permanent establishment or to be carrying on any business in Alberta; and

(m) in respect of matters related to searches conducted by us, we have relied solely upon searches conducted at the public registries, which searches have been conducted, and reported on, by employees of such registries.

Reliance

This opinion relates exclusively to the transactions described above. This opinion is rendered solely for the use of the addressees hereof and transferees in accordance with the provisions of the Note Agreement and may not be relied on by any other parties for any other purpose without our prior written consent.

Yours truly,

Macleod Dixon LLP

By: ________________________

EXHIBIT 4.5(b)

Form of Opinion of Special U.S. Counsel to the Purchasers

EXHIBIT 9.11

FORM OF DESIGNATION OF RESTRICTED/UNRESTRICTED SUBSIDIARIES

[Date]

To: All Holders of Notes

Ladies and Gentlemen:

Re: Designation of [Restricted] [Unrestricted] Subsidiary

We refer to the Note Purchase Agreement dated as of September 4, 2007 between Keyera Energy Facilities Limited (the "**Company**"), Keyera Facilities Income Fund and the Purchasers named in the Purchaser Schedules attached thereto (the "**Note Purchase Agreement**"). Capitalized terms used herein have the meanings ascribed thereto in the Note Purchase Agreement.

Pursuant to Section 9.11 of the Note Purchase Agreement, we hereby notify you that [the following Unrestricted Subsidiary was designated by the Company as a Restricted Subsidiary] [the following Restricted Subsidiary was designated by the Company as an Unrestricted Subsidiary] on • [date]:

Name of Subsidiary	Jurisdiction of Formation	Percentage ownership by the Fund

We represent, warrant and covenant to each holder of a Note that:

(a) *[in the case of a designation of a Restricted Subsidiary]* as and from the date hereof, each of the covenants contained in the Note Purchase Agreement, insofar as they pertain to Restricted Subsidiaries, shall henceforth apply with respect to the Restricted Subsidiary that is the subject of this notice;

(b) after giving effect to the designation herein referred to, no Default or Event of Default exists (including, without limitation, under Sections 10.6 and 10.7, with any

calculation of compliance therewith to be made as of the date of determination hereunder) and the Company could incur at least an additional Cdn.$1.00 of Debt under Section 10.5; and

(c) the conditions for designation in Section 9.11 of the Note Purchase Agreement are satisfied.

Very truly yours,

KEYERA ENERGY FACILITIES LIMITED

By: ____________________________
Name:
Title:

By: ____________________________
Name:
Title:

SCHEDULE 5.3

Additional Disclosure Materials

1. US Private Placement Investor Presentation dated July, 2007
2. Annual Reports for the years 2004, 2005 and 2006
3. Quarter 1 2007 Report
4. Investor presentation dated July 12, 2007

SCHEDULE 5.4

Subsidiaries of the Fund and Ownership of Subsidiaries

A. Subsidiaries of the Fund (Section 5.4(a)(i))

Name	Jurisdiction of Formation	Designation	Ownership
Keyera Facilities Commercial Trust	Alberta	Unrestricted	100% by Keyera Facilities Income Fund (the "**Fund**")
Keyera Energy (CT) Ltd.	Alberta	Unrestricted	100% by the Fund
Keyera Energy (LP) Ltd.	Alberta	Unrestricted	100% by the Fund
Keyera Energy Management Ltd.	Alberta	Unrestricted	100% of the common shares by the Fund 100% of the preferred shares by Keyera Facilities Commercial Trust
Keyera Facilities Limited Partnership	Ontario	Unrestricted	99.999% by Keyera Facilities Commercial Trust 0.001% by Keyera Energy (LP) Ltd.
Keyera Energy Partnership (the "**Partnership**")	Alberta	**Restricted**	66.17% by Keyera Facilities Limited Partnership 33.83% by Keyera Energy Management Ltd.
Keyera Energy Facilities Limited (the "**Company**")	Alberta	**N/A, as Note issuer**	100% by the Partnership
Keyera Rimbey Ltd.	Alberta	Unrestricted	100% by Keyera Energy Management Ltd.
Keyera Energy Inc.	Alberta	Unrestricted	100% by the Company

Name	Jurisdiction of Formation	Designation	Ownership
Keyera RPL Holdings Ltd.	Alberta	Unrestricted	100% by the Company
Rimbey Pipeline Limited Partnership	Alberta	**Restricted**	0.01 % by Keyera Rimbey Ltd. 99.99% by Keyera RPL Holdings Ltd.
Keyera Energy Ltd.	Alberta	Unrestricted	100% by the Partnership

B. Affiliates of the Fund, Other than Subsidiaries (Section 5.4(a)(ii))

None.

C. Changes in Corporate Structure with respect to the Company since June 30, 2007 (Section 4.10)

None.

D. Agreements Restricting the Payment of Dividends or Distributions out of Profits (Section 5.4(d))

1. Section 9.2(f) of the Bank Facility contains a limitation on "Capital Distributions" in any 12 month period in excess of 105% of "Distributable Cash Flow" for the period (110% if the Borrower is investment grade), or if a "Default" or an "Event of Default" exists or would exist after giving effect thereto.

2. The letter operating facility agreement among the Company and the Partnership, as borrowers, and Royal Bank of Canada, as lender, dated May 30, 2003, as amended on April 21, 2006, incorporates by reference the obligations in the Bank Facility.

3. The letter operating facility agreement among the Company and the Partnership, as borrowers, and The Toronto-Dominion Bank, as lender, dated August 17, 2005 incorporates by reference the obligations in the Bank Facility.

4. Section 10.4 of the 2003 Note Purchase Agreements contains a limitation on "Restricted Payments" if a "Default" or an "Event of Default" exists or would exist as a result.

5. Section 10.4 of the 2004 Note Purchase Agreements contains a limitation on "Restricted Payments" if a "Default" or an "Event of Default" exists or would exist as a result.

SCHEDULE 5.5

Financial Statements

1. Audited consolidated financial statements of the Fund for the fiscal year ended December 31, 2004 through 2006.

2. The unaudited consolidated financial statements of the Fund for the three months ended March 31, 2007 and the six months ended June 30, 2007.

SCHEDULE 5.15

Existing Debt and Liens as of July 31, 2007

A. Existing Indebtedness and Liens (Sections 5.15(a); clause (r) of "Permitted Encumbrances"; clause (c) of "Qualified Subsidiary Debt")

Obligor	Obligee	Principal Amount	Collateral	Guarantors
The Partnership under the Bank Facility	A syndicate of Banks with Royal Bank of Canada as Agent	Cdn. $95,000,000 with availability up to Cdn.$150,000,000	None	The Company
The Company and the Partnership as joint and several obligors under an uncommitted letter operating facility agreement	Royal Bank of Canada	Cdn. $0 with availability up to Cdn.$15,000,000	None	None
The Company and the Partnership under the 2003 Note Purchase Agreements	A group of Insurance companies as noteholders	Cdn. $125,000,000	None	Cross-guarantees by the Company and the Partnership of each others' obligations
The Company under the 2004 Note Purchase Agreements	A group of Insurance companies as noteholders	Cdn. $90,000,000	None	The Partnership
The Company and the Partnership as joint and several obligors under an uncommitted letter operating facility agreement	The Toronto-Dominion Bank	Cdn. $0 with availability up to Cdn.$10,000,000	None	None

B. Agreements Restricting the Incurrence of Debt (Section 5.15(b))

1. The Bank Facility.

2. The letter operating facility agreement among the Company and the Partnership, as borrowers, and Royal Bank of Canada, as lender, dated May 30, 2003 and amended on April 21, 2006, incorporates by reference the obligations in the Bank Facility.

3. The 2003 Note Purchase Agreements.

4. The 2004 Note Purchase Agreements.

5. The letter operating facility agreement among the Company and the Partnership, as borrowers, and The Toronto-Dominion Bank, as lender, dated August 17, 2005 incorporates by reference the obligations in the Bank Facility.

SCHEDULE 8.8(b)

Swaps

[*Notice to Reader: The contents of this schedule, which contains detailed information about certain currency and interest rate swap transactions entered into with certain purchasers of the notes, has been marked to be unreadable.]

ANNEX A

Since January 1, 2007 and until the date hereof, the following information has been made public in Canada, filed with the Toronto Stock Exchange (and made public by such exchange), or sent to holders of Keyera Facilities Income Fund's trust units. One copy of each of the following documents is attached hereto and is accessible on the Internet at www.sedar.com.

Doc #	Title of Document	Date Filed/Distributed
1.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces January 2007 Distribution	January 22, 2007
2.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces February 2007 Distribution	February 16, 2007
3.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2006 Year-end Results Conference Call and Webcast	February 22, 2007
4.	News Release via Canada Newswire, Calgary - 2006 Year-end Report for the year ended December 31, 2006	February 27, 2007
5.	Audited financial statements for the year ended December 31, 2006, dated February 22, 2007	February 28, 2007
6.	MD&A for the year ended December 31, 2006, dated February 22, 2007	February 28, 2007
7.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2007
8.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2007
9.	Annual Information Form for the year ended December 31, 2006, dated February 27, 2007	February 28, 2007
10.	Fee Rule – Ontario Securities Commission Form 13-502F1 Class 1 Reporting Issuers – Participation Fee	February 28, 2007
11.	Material Document: Amended and Restated General Partnership Agreement of Keyera Energy Partnership, dated January 1, 2006	February 28, 2007
12.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilitiés Commercial Trust, dated January 1, 2006	February 28, 2007
13.	Material Document: Amended and Restated Administration Agreement among Keyera Management Ltd., Keyera facilities Income Fund, Keyera Facilities Commercial Trust and Keyera Facilities Limited Partnership, dated January 1, 2006	February 28 2007

14.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces March 2007 Distribution	March 21, 2007
15.	2006 Annual Report containing the audited financial statements and MD&A for the year ended December 31, 2006	March 22, 2007
16.	Notice of annual and special meeting of unitholders	March 30, 2007
17.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces April 2007 Distribution	April 19, 2007
18.	Securityholders Document: Unitholders Rights Plan Agreement between Keyera Facilities Income Fund and Computershare Trust Company of Canada, dated April 30, 2007	April 30, 2007
19.	News Release via Canada Newswire, Calgary - Keyera adopts Unitholders Rights Plan	April 30, 2007
20.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter Results Conference Call and Webcast	May 1, 2007
21.	News Release via Canada Newswire, Calgary - Keyera Enhances Pipeline System in Key Energy Hub	May 2, 2007
22.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter 2007 Results	May 8, 2007
23.	First Quarter 2007 Report containing the unaudited interim financial statements and MD&A for the three months ended March 31, 2007	May 8, 2007
24.	Form 52-109F2 via Canada Newswire, Calgary – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 8, 2007
25.	Form 52-109F2 via Canada Newswire, Calgary – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 8, 2007
26.	Keyera Facilities Income Fund Form 51-102F3 Material Change Report - Keyera Adopts Unitholders Rights Plan	May 8, 2007
27.	Notice of Annual and Special Meeting, dated April 30, 2007	May 8, 2007
28.	Notice of Meeting and Proxy Statement and Information Circular in respect of the annual and special meeting of unitholders to be held on June 6, 2007, dated April 30, 2007	May 8, 2007
29.	Form of Proxy	May 8, 2007
30.	Material Document: Amended and Restated Limited Partnership Agreement of Keyera Facilities Limited Partnership, dated January 1, 2006	May 8, 2007
31.	News Release via Canada Newswire, Calgary - Keyera Proposes Streamlined Legal Structure	May 8, 2007
32.	Alternative Monthly Report	May 10, 2007
33.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces May 2007 Distribution	May 22, 2007
34.	Report on Voting Results	June 7, 2007

35.	Alternative Monthly Report	June 11, 2007
36.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces June 2007 Distribution	June 20, 2007
37.	News Release via Canada Newswire, Calgary - Keyera to participate at RBC Capital Markets Energy Infrastructure "Movers & Shakers" Conference	June 26, 2007
38.	News Release via Canada Newswire, Calgary - Keyera to Extract Ethane at Rimbey Gas Plant	July 12, 2007
39.	News Release via Canada Newswire, Calgary - Keyera Announces Long Term Debt Private Placement	July 19, 2007
40.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces July 2007 Distribution	July 19, 2007
41.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Second Quarter Results Conference Call and Webcast	July 31, 2007
42.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Second Quarter 2007 Results	August 8, 2007
43.	Second Quarter Report containing the unaudited interim financial statements and MD&A for the three months ended June 30, 2007	August 9, 2007
44.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	August 9, 2007
45.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	August 9, 2007
46.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces August 2007 Distribution	August 22, 2007
47.	News Release via Canada Newswire, Calgary - Keyera to Significantly Expand Storage Facility at Fort Saskatchewan	September 4, 2007
48.	News Release via Canada Newswire, Calgary - Keyera Concludes Long Term Debt Private Placement	September 4, 2007
49.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces September 2007 Distribution	September 19, 2007
50.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces October 2007 Distribution	October 22, 2007
51.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Third Quarter Results Conference Call and Webcast	October 25, 2007
52.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Third Quarter 2007 Results	November 6, 2007

53.	Third Quarter Report containing the unaudited financial statements and MD&A for the three months ended September 30, 2007	November 14, 2007
54.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	November 14, 2007
55.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	November 14, 2007
56.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces November 2007 Distribution	November 21, 2007
57.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces December 2007 Distribution	December 17, 2007
58.	News Release via Canada Newswire, Calgary - Keyera Announces Pipeline Extension and Provides 2007 Capital Spending Update	December 20, 2007
59.	News Release via Canada Newswire, Calgary - Keyera Announces Closing Details of Internal Reorganization	December 20, 2007
60.	News Release via Canada Newswire, Calgary - Keyera Completes Internal Reorganization	January 2, 2008
61.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilities Commercial Trust, dated January 2, 2008	January 11, 2008
62.	Material Document: Amended and Restated Declaration of Trust of Keyera Facilities Income Fund, dated January 2, 2008	January 11, 2008
63.	Material Document: Amended and Restated Limited Partnership Agreement of Keyera Energy Limited Partnership, dated January 2, 2008	January 11, 2008
64.	Keyera Facilities Income Fund Form 51 - 102F3 Material Change Report - Keyera Facilities Income Fund announces the completion of internal reorganization	January 11, 2008
65.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces January 2008 Distribution	January 21, 2008
66.	News Release via Canada Newswire, Calgary - Keyera Announces Distribution Increase	February 12, 2008
67.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces February 2008 Distribution	February 19, 2008
68.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2007 Year End Results Conference Call and Webcast	February 20, 2008
69.	Notice of annual meeting of unitholders	February 21, 2008

70.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund 2007 Year End Report	February 26, 2008
71.	Audited financial statements for the year ended December 31, 2007, dated February 22, 2008	February 26, 2008
72.	MD&A for the year ended December 31, 2007	February 26, 2008
73.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 26, 2008
74.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 26, 2008
75.	Fee Rule – Ontario Securities Commission Form 13-502F1 Class 1 Reporting Issuers – Participation Fee	February 26, 2008
76.	Annual Information Form	February 26, 2008
77.	Audited financial statements for the year ended December 31, 2007 (amended)	February 28, 2008
78.	Form 52-109F1 – Certification of Annual Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2008
79.	Form 52-109F1 – Certification of Annual Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	February 28, 2008
80.	News Release via Canada Newswire, Calgary - Keyera Announces $50 million investment in Diluent Distribution Terminal in Edmonton/Fort Saskatchewan Energy Hub	March 12, 2008
81.	Material Document: First Amending Agreement, dated May 2, 2005, to Note Purchase Agreement between Keyspan Energy Canada Partnership and Keyspan Energy Facilities Limited, dated August 26, 2003	March 17, 2008
82.	Material Document: Note Purchase Agreement between Keyspan Energy Canada Partnership Limited and Keyspan Energy Facilities Limited, dated September 30, 2004	March 17, 2008
83.	Material Document: Keyera energy Facilities Limited Note Purchase Agreement dated September 4, 2007	March 17, 2008
84.	Material Document: Credit Agreement among Keyera Energy Limited Partnership, Keyera Energy Facilities Limited, Keyera Facilities Income Fund, RBC Capital Markets, National Bank Financial and Royal Bank of Canada, dated January 2, 2008	March 17, 2008
85.	Notice of Annual Meeting, dated March 10, 2008	March 18 2008
86.	Notice of Meeting and Proxy Statement and Information Circular in respect of the annual meeting of unitholders to be held on May 13, 2008, dated March 10, 2008	March 18, 2008
87.	Form of Proxy	March 18, 2008

88.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces March 2008 Distribution	March 18, 2008
89.	2007 Annual Financial Report containing the audited financial statements and MD&A for the year ended December 31, 2007	March 24, 2008
90.	2007 Summary Annual Report	March 24, 2008
91.	News Release via Canada Newswire, Calgary - Keyera Receives Approval to Extract Ethane at Rimbey Gas Plant	March 26, 2008
92.	News Release via Canada Newswire, Calgary - Keyera Increases Sour Gas Capacity with West Pembina Gas Plant Purchase	April 1, 2008
93.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces April 2008 Distribution	April 18, 2008
94.	News Release via Canada Newswire, Calgary - Keyera Completes $58 million of Facility Acquisitions	May 1, 2008
95.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund First Quarter 2008 Results	May 13, 2008
96.	First Quarter Report containing the unaudited interim financial statements and MD&A for the three months ended March 31, 2008	May 14, 2008
97.	Form 52-109F2 – Certification of Interim Filings - CFO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 14, 2008
98.	Form 52-109F2 – Certification of Interim Filings - CEO of Keyera Management Ltd. the Administrator of Keyera Facilities Income Fund	May 14, 2008
99.	Report on voting results	May 14, 2008
100.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces May 2008 Distribution	May 20, 2008
101.	News Release via Canada Newswire, Calgary - Keyera Facilities Income Fund Announces June 2008 Distribution	June 18, 2008

EXECUTION COPY

CREDIT AGREEMENT

among

KEYERA ENERGY LIMITED PARTNERSHIP

and

KEYERA ENERGY FACILITIES LIMITED
(as Borrowers)

and

KEYERA FACILITIES INCOME FUND
(as Guarantor and Covenantor)

and

RBC CAPITAL MARKETS
(as Lead Arranger)

and

NATIONAL BANK FINANCIAL
(as Syndication Agent and Co-Arranger)

and

Certain Financial Institutions
(as Lenders)

and

ROYAL BANK OF CANADA
(as Agent for the Lenders)

Dated as of:
January 2, 2008

TABLE OF CONTENTS

THIS CREDIT AGREEMENT is dated and effective as of the 2nd day of January, 2008

AMONG:

KEYERA ENERGY LIMITED PARTNERSHIP, a limited partnership existing under the laws of the Province of Alberta, having its principal offices in Calgary, Alberta, Canada, as a Borrower

AND:

KEYERA ENERGY FACILITIES LIMITED, a corporation incorporated and existing under the laws of the Province of Alberta, having its principal offices in Calgary, Alberta, Canada, as a Borrower

AND:

KEYERA FACILITIES INCOME FUND, an unincorporated open-ended trust established under the laws of the Province of Alberta, having its principal offices in Calgary, Alberta, Canada, as Guarantor and Covenantor

AND:

ROYAL BANK OF CANADA, NATIONAL BANK OF CANADA, ALBERTA TREASURY BRANCHES, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE and **THE TORONTO-DOMINION BANK**, each in its capacity as Lender

AND:

ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada and a branch office, in Calgary, Alberta, Canada, in its capacity as Agent

WHEREAS:

The Borrowers, certain of the Existing Lenders, the Agent and others entered into the Prior Credit Agreement;

The Borrowers, the Lenders and the Agent have determined to enter into this Agreement to provide for a credit facility in replacement of the credit facilities made available to the Borrowers under the Prior Credit Agreement;

The Lenders require the Fund to execute this Agreement as Guarantor and Covenantor;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Acceleration Date**" means the date of delivery of an Acceleration Notice by the Agent to the Borrowers;

"**Acceleration Notice**" means a written notice delivered by the Agent to the Borrowers pursuant to Section 10.2(b) declaring all Indebtedness of the Borrowers outstanding to the Agent and the Lenders hereunder to be due and payable;

"**Accommodations**" means the advance of Loans, the provision of Letter of Credit Advances, the acceptance of Bankers' Acceptances and, if applicable, the advance of BA Equivalent Advances;

"**Accounts**" means the accounts and records established by the Agent pursuant to Section 4.5 to record each Borrower's liability to each of the Lenders in respect of the Accommodations and other amounts outstanding by each Borrower to each of the Lenders and the Agent hereunder;

"**Administrator**" means KEML, in its capacity as administrator of the Fund;

"**Affiliate**" means any Person which, directly or indirectly, controls, is controlled by or is under common control with another Person; and for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of Voting Shares or by contract or otherwise;

"**Agent**" means RBC when acting in its capacity as administrative agent hereunder and includes any successor agent appointed pursuant to Section 12.16 and any successor entity to RBC;

"**Agent's Account for Payments**" means, with respect to payments made by a Borrower or a Lender in connection with the Credit Facility, such accounts maintained by the Agent at the Agent's Branch of Account referred to in the definition thereof as the Agent may from time to time advise the Borrowers or the Lenders, as applicable, in writing;

"**Agent's Branch of Account**" means the principal office of the Agent in Toronto, Ontario or such other office or branch of the Agent in Canada as the Agent may from time to time advise the Borrowers and the Lenders in writing;

"**Agreement**" means this credit agreement, all Schedules attached hereto and any future amendments, supplements, replacements or restatements hereof;

"**Applicable Law**" means, in relation to any Person, property, transaction or event, all applicable provisions (or mandatory applicable provisions, if so specified) of federal, provincial, state or local laws, statutes, rules, regulations, official directives and orders of all Governmental Authorities and Governmental actions of Governmental Authorities in actions or proceedings in which the Person in question is a party or by which it is bound or having application to the Person, property, transaction or event;

"**Arranger**" means RBC Capital Markets;

"**Assets**" means, collectively, the entire right, title, estate and interest of the Loan Parties, in and to the Facilities, the Marketing Business, their licences, permits and other Governmental Authorizations and the Land Rights;

"**BA Equivalent Advance**" means an advance made in Canadian Dollars by a Non-Acceptance Lender in conjunction with an Accommodation by way of Bankers' Acceptance;

"**Bankers' Acceptances**" means the Accommodations or any portion thereof made available by the Lenders to the Borrowers by way of bankers' acceptances denominated in Canadian Dollars which are issued by the Borrower pursuant to Sections 3.7 or 3.21 and accepted by the Lenders pursuant to Section 3.9;

"**Banking Day**" means a day which is both a Business Day and a day on which dealings in US Dollars by and between banks in the London, England interbank market, may be conducted;

"**Borrowers**" means both KEFL and KELP, and "**Borrower**" means either one of them;

"**Borrowing Notice**" means a notice in the form attached as Schedule "A";

"**Borrowings**" means, at any given time during the term of this Agreement, the principal amount outstanding by way of Loans and BA Equivalent Advances made by the Lenders to the Borrowers together with the Face Amount of outstanding Letters of Credit and Bankers' Acceptances issued by the Borrowers and accepted and, if applicable, purchased by the Lenders;

"**bps**" means 1/100 of 1%;

"**Branch of Account**" means, with respect to each Lender, the branch or office of such Lender at the address set forth opposite such Lender's name on the signature pages of this Agreement or such other branch or office in Canada as such Lender may from time to time advise the Borrowers and the Agent in writing; provided that, for purposes of delivering any notice required to be delivered by the Agent to a Lender pursuant to Section 12.6 and for purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify in writing any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"**Business Day**" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Toronto, Ontario, and Calgary, Alberta, Canada and, in respect of any payments hereunder in US Dollars, a day on which banking institutions are also open for business in New York, New York;

"**Canadian Dollars**", "**Cdn. Dollars**" and the symbol "**Cdn. $**" each means lawful money of Canada;

"**Capital Distribution**" by a Person means:

(a) any declaration or payment by the Person of any dividend or other distribution on or in respect of any of the share capital of or partnership interests in such Person;

(b) any payment by the Person in respect of the redemption, retraction, purchase or other acquisition or retirement, in whole or in part, of any Voting Shares or any share or equity rights in or in relation to its capital or equity;

(c) any payment by the Person of any amount of principal, interest or other amounts in respect of any loan or other indebtedness which is owed to any of its Affiliates;

(d) any loan, advance, payment of management or consulting fees or reimbursement of costs which is made by the Person to or in favour of a holder of Voting Shares in respect of the Person or an Affiliate of such holder, but excluding any payment pursuant to the indemnity and reimbursement obligations for employee remuneration and third party expenses incurred in the ordinary course of business in favour of KEML or the General Partner pursuant to any of the Material Contracts; or

(e) the transfer by such Person of any property or assets for consideration of less than its or their fair market value to any of its Affiliates;

whether any of the foregoing is made, paid or satisfied in or for cash, property or both;

"**Capital Lease**" means, with respect to any Person, any lease or other arrangement relating to real or personal property which should, in accordance with GAAP, be accounted for as a capital lease on a balance sheet of such Person;

"**Capitalization**" means as at the last day of each Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis for the Fund, the aggregate of

(a) Equity;

(b) Debt;

(c) any amounts shown as a minority interest on a consolidated balance sheet of the Fund (excluding Non-Restricted Subsidiaries and also excluding any minority interests attributable (as determined in accordance with GAAP) to Non-Recourse Assets);

"**Cash Collateral Account**" means an account of a Borrower with the Agent or such institution as designated by the Agent from which the Borrowers have no withdrawal rights or privileges, which account and all funds credited thereto and interest thereon (all of which shall be for the account of the Borrowers) shall be the subject of a Security Interest in favour of the Agent on behalf of the Lenders;

"**CDOR Rate**" means with respect to each Bankers' Acceptance which is required to be accepted and purchased on any day, the arithmetical average of the percentage discount rates (expressed to 5 decimal places) for Canadian Dollar bankers' acceptances in comparable amounts having an identical issue and maturity date which is quoted on the "Reuters' Screen CDOR Page" (as defined in the international Swap Dealer Association, Inc. definitions, as modified and amended from time to time) for acceptances of Schedule I banks under the *Bank Act* (Canada) (or if such screen shall not be available any successor or similar service selected by the Agent) as at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by the Agent in good faith after 10:00 a.m. (Toronto time) or as soon thereafter as practicable to reflect any error in a posted rate of interest or in the posted average annual rate of interest). If neither such screen nor any successor or similar service is available, then the "CDOR Rate" shall mean, with respect to each Bankers' Acceptance which is required to be accepted and purchased by a Lender hereunder on any day, the percentage discount rate (expressed to 5 decimal places) determined by the Agent to be the average of the quoted discount rates at which Canadian Dollar bankers' acceptances in comparable amounts having an identical issue and maturity date are being bid for discount by the Lenders which are Schedule I banks under the *Bank Act* (Canada) at approximately 10:00 a.m. (Toronto time) or so soon thereafter as practical

on the day of the acceptance and purchase of the Bankers' Acceptances hereunder. If any Lender does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the quotation or quotations furnished by the remaining Lenders. Each determination of the CDOR Rate shall be conclusive and binding, absent manifest error, and be computed using any reasonable averaging and attribution method;

"**Circumstance**" has the meaning set forth in Section 11.2;

"**Collateral Agency Agreement**" means the amended and restated collateral agency and intercreditor agreement dated as of August 26, 2003 among the Borrowers, the Collateral Agent and the other Loan Parties, Secured Parties and Representatives (each as defined therein), as further amended, supplemented, restated or replaced from time to time, including by way of a sharing agreement in form and substance satisfactory to the Lenders and Borrowers;

"**Collateral Agent**" has the meaning set forth in the Collateral Agency Agreement;

"**Commitment**" means each Lender's obligation hereunder to make Loans, Letter of Credit Advances and BA Equivalent Advances available to and to accept and, if applicable, purchase Bankers' Acceptances from the Borrowers in an aggregate principal amount in Canadian Dollars or the Equivalent Amount thereof in US Dollars or any combination thereof, as applicable, in the amount set forth opposite such Lender's name on the signature pages hereto or in a Lender Transfer Agreement as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled or terminated from time to time pursuant to this Agreement;

"**Commitment Fee Rate**" means, at any time, the rate, expressed as a rate per annum based on a year of 365 days, as set out in the following table opposite the applicable Debt to EBITDA Ratio from time to time:

	Debt to EBITDA Ratio				
	≤1.50 to 1.0	>1.50 to 1.0 to ≤2.0 to 1.0	>2.0 to 1.0 to ≤2.50 to 1.0	>2.50 to 1.0 to ≤3.00 to 1.0	>3.00 to 1.0
Commitment Fee Rate (in bps)	*	*	*	*	*

the commitment fee shall be calculated on the unused and uncancelled amount thereof.

[* Notice to Reader: the commitment fee rate has been marked to be unreadable]

"**Commodity Swap**" means a financial arrangement entered into between a Person and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate its exposure to fluctuations in commodity prices, and includes an arrangement having that purpose and effect entered into with a Lender or an Affiliate thereof which settles by physical delivery;

"**Compliance Certificate**" means a compliance certificate substantially in the form attached hereto as Schedule "E" executed by any two (2) of the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Controller or Treasurer of the Administrator on behalf of the Fund, KEFL and the General Partner on behalf of KELP;

"**Consolidated Total Assets**" means in respect of the Fund, an amount equal to the total assets of the Fund, determined in accordance with GAAP on a consolidated basis (including Restricted Subsidiaries and Non-Restricted Subsidiaries), without duplication, less the aggregate of any amount included therein which is attributable (as determined in accordance with GAAP) to:

(a) goodwill, trademark, copyrights and other similar intangible assets as shown on the balance sheet of the Fund; and

(b) the amount shown on the balance sheet of the Fund allocated to Non-Recourse Assets;

"**Contingent Liabilities**" means, in respect of a Person, any obligation whatsoever, whether choate or inchoate, direct or indirect, contingent or otherwise, guaranteeing or assuring, or having the effect of guaranteeing or assuring, any Indebtedness or obligation of any other Person, or indemnifying any Person against loss, in any manner, whether directly or indirectly including, without limitation, Financial Assistance;

"**Conversion**" means a conversion of one type of Accommodation into another type of Accommodation and "**Convert**" has a corresponding meaning;

"**Conversion Date**" means a Business Day or Banking Day that a Borrower has notified the Agent at the Agent's Branch of Account as the date on which such Borrower has elected to Convert an Accommodation or a portion thereof pursuant to Section 3.21;

"**Conversion Notice**" means a notice in the form of Schedule "C";

"**Convertible Debentures**" means:

(a) the Existing Convertible Debentures; and

(b) any other convertible subordinated debentures or notes issued by the Fund which have all of the following characteristics:

(i) an initial final maturity or due date in respect of repayment of principal extending beyond the latest Maturity Date of any Lender under this Agreement in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(ii) no scheduled or mandatory payment or repurchase of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of units of the Fund as contemplated in (vi) below and other than on a change of control of the Fund where a change of control of the Fund as set out in Section 10.1(j)(C) also occurs) prior to the Maturity Date in effect at the time such debentures or notes are created, incurred, assumed or guaranteed;

(iii) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all Indebtedness under this Agreement;

(iv) upon and during the continuance of an Event of Default or acceleration of the time for repayment of any of the Indebtedness under this Agreement which has

not been rescinded, no enforcement steps or enforcement proceedings may be commenced in respect of such debentures or notes;

(v) upon distribution of the assets of the Fund on any dissolution, winding up, total liquidation or reorganization of the Fund (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Person, or otherwise), all Indebtedness under this Agreement shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debentures or notes;

(vi) the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any of the Indebtedness under this Agreement or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves:

(A) cause a default or event of default (with the passage of time or otherwise) under such debentures or notes or the indenture governing the same; or

(B) cause or permit the obligations under such debentures or notes to be due and payable prior to the stated maturity thereof; and

(vii) payments of interest or principal due and payable under such debentures or notes can be satisfied, at the option of the Fund, by delivering units of the Fund in accordance with the indenture or agreement governing such debentures or notes (whether such units of the Fund are received by the holders of such debentures or notes as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to holders of such debentures or notes);

"**Credit Facility**" means the credit facility made available to the Borrowers by the Lenders pursuant to this Agreement, for the purposes specified in Section 3.2;

"**Currency Swap**" means a financial arrangement entered into between a Person and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap, currency option or currency exchange or other similar currency related transactions, the purpose and effect of which is to mitigate or eliminate the exposure to fluctuations in exchange rates;

"**Current Debt**" means, at any particular date of determination, the Indebtedness of the Fund (determined on a consolidated basis) which constitutes current liabilities of the Fund (excluding Non-Restricted Subsidiaries) on a consolidated basis, as determined in accordance with GAAP;

"**Debt**" means, at any time and as determined in accordance with GAAP on a consolidated basis for the Fund (excluding Non-Restricted Subsidiaries), an amount equal to the aggregate of:

(a) all Indebtedness for Borrowed Money of the Loan Parties, excluding Current Debt;

(b) all other obligations of a Loan Party in respect of which interest charges are customarily paid, excluding Current Debt;

(c) all obligations secured by any Security Interest existing on property owned by a Loan Party, whether or not the obligations secured thereby shall have been assumed, excluding Current Debt;

(d) an amount equal to any Working Capital deficit or less an amount equal to any Working Capital surplus;

but excluding any Convertible Debentures, Intercorporate Debt, Non-Recourse Debt and Subordinated Debt;

"**Debt to Capitalization Ratio**" means, as of the last day of each Fiscal Quarter, the ratio of the Debt on such date to Capitalization;

"**Debt to EBITDA Ratio**" means, as of the last day of each Fiscal Quarter, the ratio of the Debt on such date to EBITDA;

"**Default**" shall mean the occurrence of any of the events specified in Section 10.1, whether or not any requirement for notice or lapse of time or other condition precedent has been satisfied;

"**Demand for Repayment**" means an Acceleration Notice given hereunder;

"**Discount Proceeds**" means, in respect of any Bankers' Acceptance where required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with $^{1}/_{2}$ of 1 cent being rounded-up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Price" is equal to:

$$\frac{1}{1 + (\text{Rate} \times \frac{\text{Term}}{365})}$$

where the "Rate" is the applicable Discount Rate expressed as a decimal on the day of purchase: the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded-up;

"**Discount Rate**" means:

(c) with respect to an issue of Bankers' Acceptances having the same maturity date accepted by a Lender that is a Schedule I Lender, the CDOR Rate; and

(d) with respect to an issue of Bankers' Acceptances having the same maturity date accepted by a Lender that is a Schedule II Lender or Schedule III Lender bank under Schedule II to the *Bank Act* (Canada), the lesser of (i) the CDOR Rate plus 10 bps and (ii) the percentage discount rate (expressed to 5 decimal places) determined by the Agent to be the average of the quoted discount rates (as at approximately 10:00 a.m. (Toronto time) on such day) of the Reference Lenders for bankers' acceptances having an identical issue and maturity date in amounts comparable to the Bankers' Acceptances to be accepted and purchased by such Lenders in connection with such issue of Bankers' Acceptances. If any Reference Lender does not furnish a timely quotation, the Agent shall determine the

relevant discount rate on the basis of the quotation or the quotations furnished by the other reference lender (if any). Each such determination by the Agent shall be conclusive and binding, absent manifest error, and may be computed using any reasonable averaging and attribution methods;

"**Distributable Cash Flow**" means, for any twelve (12) month period EBITDA for such twelve (12) month period plus, without duplication, releases of cash reserves or any cash flow of a Loan Party from a period prior to the twelve (12) month period which has not formed part of a prior distribution and net proceeds of dispositions of assets by the Loan Parties permitted hereunder, all as determined on a consolidated basis in accordance with GAAP, minus:

(a) sustaining capital expenditures of the Loan Parties incurred in such twelve (12) month period;

(b) principal payments made or required to have been made on Debt of a Loan Party in such twelve (12) month period to the extent funded from cash flow;

(c) Interest Expense incurred by a Loan Party in respect of such twelve (12) month period;

(d) non-sustaining capital expenditures of the Loan Parties to the extent funded from cash flow; and

(e) the amount of any cash reserve established or increased by a Loan Party during such twelve (12) month period;

"**Drawdown**" means the advance of an Accommodation by way of a Prime Loan, US Base Rate Loan, Libor Loan, Letter of Credit Advance, Bankers' Acceptance or BA Equivalent Advance, other than as a result of a Conversion or Rollover;

"**Drawdown Date**" means each Business Day on which Accommodations are to be made pursuant to a request from a Borrower under Section 3.7;

"**EBITDA**" means, as at the last day of any Fiscal Quarter, an amount, calculated in the aggregate on a consolidated basis for the Fund in accordance with GAAP (but excluding any Non-Restricted Subsidiaries) for the four (4) Fiscal Quarters ending on the last day of such Fiscal Quarter, equal to the Net Income of the Fund (excluding any Net Income of any Non-Restricted Subsidiaries) for such period, excluding amounts attributable to minority interests and extraordinary, unusual or nonrecurring items net of any applicable income taxes, as reflected in the consolidated statement of income of the Fund in accordance with GAAP for such period:

(a) plus, to the extent deducted in calculating such amount, the amounts classified in such consolidated statement of income of the Fund in accordance with GAAP (without duplication) as:

(i) income taxes (including deferred income taxes) in respect of such period;

(ii) Interest Expense in respect of such period;

(iii) depreciation expenses in respect of such period; and

(iv) amortizations of other charges to the extent not involving an outlay of cash in such period including, without limitation, losses on the sale or other disposition of assets:

(b) minus, to the extent added in calculating such amount in accordance with GAAP, the amounts classified in such consolidated statement of income as credits to income to the extent not involving a receipt of cash in such period, including:

(i) gains on the sale or other disposition of assets;

(ii) any amount of earnings on sinking fund assets other than any amount which is unconditionally available to any of the Loan Parties; and

(iii) amortization of deferred income,

provided that (i) to the extent a Loan Party has, during the four (4) Fiscal Quarters ending on the last day of such Fiscal Quarter, acquired any additional Facilities, the Fund shall be entitled to include in EBITDA for such period a calculation of "EBITDA" for each such additional Facility taking into account the operation of such acquired Facility for that part of such period prior to its date of acquisition based on historical cost and revenue information, and (ii) to the extent a Loan Party has, during the four (4) Fiscal Quarters ending on the last day of such Fiscal Quarter, disposed of any Facilities, the Fund shall be required to deduct from EBITDA for such period a calculation of "EBITDA" for each such Facility for that part of such period prior to its date of disposition;

"**Effective Date**" means the date on which the conditions precedent under Section 8.1 have been satisfied;

"**Eligible Assignee**" has the meaning ascribed thereto in Section 13.1;

"**Environmental Laws**" means all Applicable Laws regarding the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant;

"**Environmental Liabilities**" means any and all Indebtedness for any Release, any environmental damage, any contamination or any other environmental problem caused or alleged to have been caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of Applicable Laws, including, without limitation, all Indebtedness arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing and including, without limiting the generality of the foregoing, all common law principles in relation to any civil action in nuisance, trespass, negligence or strict liability; all applicable federal, provincial and local laws, by-laws, rules, regulations, policies, orders, information letters, interim directives, general bulletins, guidelines, standards, or other legislation of any kind, and any judicial or administrative interpretation thereof, including any judicial or administrative order, written request, consent decree or judgment or any provision or condition of any permit, license, approval or operating authorization relating to the protection of the environment, health, safety or natural resources;

"**Equity**" means, in respect of the Fund (excluding Non-Restricted Subsidiaries), as at the last day of any Fiscal Quarter, and as determined in accordance with GAAP on a consolidated basis, the aggregate of

(i) unitholders' equity, partners' equity or shareholders' equity, as applicable, classified as such on the consolidated balance sheet of the Fund including, without limitation, retained earnings, partnership contributions or share capital, as applicable, and contributed surplus accounts of the Fund appearing on the consolidated balance sheet of the Fund, after deducting distributions to unitholders, if any, excluding any subscribed for but unissued share capital, if any, and any amounts attributable to equity which is redeemable for cash at the option of the holder thereof (whether or not the circumstances entitling the holder to such redemption have then occurred or are applicable); plus (ii) Indebtedness of the Loan Parties which has been fully postponed and subordinated to Indebtedness of the Loan Parties to the Lenders and the Agent hereunder and under any other Loan Document pursuant to a subordination agreement in form and substance satisfactory to the Lenders, acting reasonably;

"**Equivalent Amount**" in one currency (the "**First Currency**") of an amount in another currency (the "**Other Currency**") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Bank of Canada noon (Toronto time) mid-point spot rate for such currencies on such date of determination (as quoted or published from time to time by the Bank of Canada) or, if such date of determination is not a Business Day, on the Business Day immediately preceding such date of determination, or at such other rate as may have been agreed to by the Borrowers and the Agent;

"**Escrow Funds**" has the meaning ascribed thereto in Section 10.3(b);

"**Event of Default**" means any of the events or circumstances specified in Section 10.1 after the lapse of any cure or notice period;

"**Existing Accommodations**" means the Accommodations (as that term is defined in the Prior Credit Agreement) made by the Existing Lenders to KEP and KEFL under the Prior Credit Agreement.

"**Existing Convertible Debentures**" means the convertible debentures issued by the Fund from time to time pursuant to the Trust Indenture dated as of June 3, 2004 between the Fund and Computershare Trust Company of Canada, as supplemented.

"**Existing Lenders**" means the lenders that are party to the Prior Credit Agreement, as lenders thereunder.

"**Face Amount**" means:

(a) in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity; and

(b) in respect of a Letter of Credit, the maximum amount which an LC Fronting Lender is contingently liable to pay the beneficiary thereof.

"**Facilities**" means, collectively, the pipelines, the gas processing plants, fractionation plants, gathering systems, compressor stations and other equipment and facilities and such additional Midstream Facilities in which any Loan Party may hereafter acquire an interest;

"**Fed Funds Rate**" means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for

such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

"**Financial Assistance**" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including, without limitation, financial assistance by way of a loan, Guarantee, loan purchase or any credit support arrangement or of any nature whatsoever, the purpose of which is to assure payment to the holder of any Indebtedness of such Person.

"**Fiscal Quarter**" means the three (3) month period commencing on the first day of each Fiscal Year and each successive three (3) month period thereafter during such Fiscal Year;

"**Fiscal Year**" means the Fund's fiscal year commencing on January 1 of each year and ending on December 31 of such year, or such other fiscal year of the Fund as agreed to by the Majority Lenders;

"**Fitch**" means Fitch IBCA Inc.

"**Fund**" means Keyera Facilities Income Fund, an unincorporated open-ended trust established under the laws of the Province of Alberta, and its successors and permitted assigns;

"**Fund Declaration of Trust**" means the declaration of trust establishing the Fund dated April 3, 2003, as amended and restated effective January 2, 2008, and as further amended, supplemented or restated from time to time;

"**Fund Guarantee**" means the Guarantee to be granted by the Fund to the Agent for and on behalf of the Lenders, and its successors and assigns;

"**Gas**" means natural gas, solution gas and any other gas, together with associated substances before such gas has been subjected to any processing, except water removal, and includes sulphur and all fluid hydrocarbons not defined as crude oil under the provisions of the *Oil and Gas Conservation Act* (Alberta) and amendments thereto or substitutions therefore;

"**Gas Liquids**" means ethane, butane, propane, pentane and pentanes plus;

"**Gas Products**" means Gas Liquids, residue gas and other products derived from Gas processing;

"**General Partner**" means Keyera GP Ltd., a corporation incorporated under the laws of the Province of Alberta, and its successors and permitted assigns

"**Generally Accepted Accounting Principles**" or "**GAAP**" means generally accepted accounting principles consistently applied which are in effect from time to time in Canada;

"**Governmental Authority**" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any quarter tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or any entity directly or indirectly controlled by any of the foregoing;

"**Governmental Authorization**" means an authorization, consent, approval, waiver, order, decree, license, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority (other than routine reporting requirements) or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"**Guarantee**" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, or the amount of such Indebtedness;

"**Hazardous Materials**" means any substance, whether in liquid, solid or gaseous form, which, if released into the environment, would likely cause, immediately or at some future time, harm or degradation to the environment or to human health or safety, includes any substance defined as or determined to be a pollutant, contaminant, hazardous waste, hazardous chemical, hazardous substances, toxic substance or dangerous good under any Environmental Law;

"**Indebtedness**" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect, including indebtedness created, incurred, assumed or guaranteed by such Person, all indebtedness for borrowed money, all indebtedness, liabilities and obligations in respect of any lease which would be accounted for as either a Capital Lease or synthetic lease, Swap Indebtedness or any other obligation arising in respect of any Swap or similar obligation, the redemption amount of all preferred shares redeemable at the option of the holder, and all liabilities which in accordance with GAAP would appear on the liability side of a balance sheet of such Person prepared as at such time;

"**Indebtedness for Borrowed Money**" means, with respect to a Loan Party at any time, all indebtedness, liabilities and obligations of the Loan Party at such time:

(a) in respect of money borrowed (whether by such Loan Party or not);

(b) in respect of any lease which would be accounted for as either a Capital Lease or synthetic lease or any other obligation under which interest charges are customarily paid, and being the amount thereof determined in accordance with GAAP which would be required to be classified and accounted for as a Capital Lease;

(c) in respect of Swap Indebtedness;

(d) in respect of "take-or-pay" or similar prepaid Indebtedness of such Loan Party whereby it is obligated to settle, at some future date more than 90 days from the date the obligation is incurred, payment in respect of a commodity, whether by deliveries (accelerated or otherwise) of such commodity, payment of money or otherwise howsoever;

(e) in respect of reimbursement obligations under letters of credit and letters of guarantee:

(f) in connection with the acquisition of assets or receipt of services or both unless the same are payable on normal trade terms in less than 6 months from the date incurred and are not the subject of any renewal or extension provisions or arrangements;

(g) held by or payable to a bank, trust or insurance company, financial institution or other Person whose principal business is lending money, and including as a result of any assignment or transfer; or

(h) for Contingent Liabilities in respect of any such Indebtedness for Borrowed Money;

"**Information Circular**" means the Notice of Meeting and Proxy Statement and Information Circular dated April 30, 2007, sent to the holders of units issued by the Fund.

"**Intercorporate Debt**" means Indebtedness of any Loan Party to any other Loan Party;

"**Interest Date**" means the last Business Day of each month;

"**Interest Determination Date**" means, with respect to a Libor Loan, the date which is two (2) Banking Days prior to the first day of the Libor Interest Period applicable to such Libor Loan;

"**Interest Expense**" means, in respect of any period and on a consolidated basis for the Fund (excluding Non-Restricted Subsidiaries), an amount equal to all interest expenses (including discounts in respect of bankers' acceptances or commercial paper) and fees (including Guarantee, commitment, structuring, agency, management, acceptance, stamping or other fees) in respect of Indebtedness or credit facilities, whether expensed or capitalized (but as to capitalized amounts, only that amount amortized in the relevant period), in accordance with GAAP, including:

(a) that portion of all lease payments in respect of Capital Leases or synthetic leases of the Loan Parties which is or, in accordance with GAAP, should be classified as an interest expense in the consolidated statement of income of the Fund;

(b) the net loss or gain associated with interest rate hedging obligations relating to debt obligations; and

(c) amortization of deferred financing charges or premiums on indebtedness,

but excluding any of the foregoing to the extent it relates to Intercorporate Debt, Non-Recourse Debt and Subordinated Debt;

"**Interest Payment Date**" means:

(a) with respect to Prime Loans and US Base Rate Loans, the Interest Date;

(b) with respect to a Libor Loan, the Libor Interest Date; or

(c) such other date or dates as the Borrowers and the Agent may agree in writing;

"**Interest Swap**" means a financial arrangement entered into between a Person and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate its exposure to fluctuations in interest rates;

"**Investment Grade Rating**" means (i) that such Person has been rated at least investment grade by any of S&P or Moody's, if such Person is rated by only one (1) of such rating entities or by both S&P and Moody's, if such Person is rated by both such rating agencies, and (ii) with respect to the rating of any fund referred to in clause (c) of the definition of "Eligible Assignee" in Section 13.1(f), that such fund has a long term unsecured debt rating of at least BBB+ from S&P or Baal from Moody's or the equivalent in each case from Fitch or, in the absence of any such ratings, such entity has a short term unsecured debt rating of at least A-2 from S&P or P-2 from Moody's or the equivalent from Fitch.

"**Judgment Currency**" has the meaning set forth in Section 13.3;

"**KEFL**" means Keyera Energy Facilities Limited, a corporation incorporated under the laws of the Province of Alberta, and its successors and permitted assigns;

"**KEFL Guarantee**" means the Guarantee to be granted by KEFL to the Agent for and on behalf of the Lenders, and its successors and permitted assigns;

"**KELP**" means Keyera Energy Limited Partnership, a limited partnership under the laws of the Province of Alberta resulting from amendments to the Partnership Agreement in conjunction with the Reorganization and of which the initial partners were the General Partner, as general partner, and KEML and Keyera Facilities Limited Partnership, as limited partners, and, following the Reorganization, the partners of which are the General Partner, as general partner, and the Fund, as limited partner, and its successors and permitted assigns;

"**KELP Guarantee**" means the Guarantee to be granted by KELP to the Agent for and on behalf of the Lenders;

"**KEML**" means Keyera Energy Management Ltd., a corporation amalgamated under the laws of the Province of Alberta, and its successors and permitted assigns;

"**Land Rights**" means easements, rights-of-way, surface leases, fee simple titles, subleases, licenses of occupation and permits by virtue of which a Person is entitled to occupy and access lands used or useful for the purposes of owning or operating Midstream Facilities;

"**LC Fronting Lender**" means RBC and any other Lenders consenting to issue Letters of Credit on behalf of the Lenders at the request of the applicable Borrower and approved by the Agent, acting reasonably.

"**Lender's Proportion**" means for each Lender the proportion that such Lender's Commitment bears to the Total Commitment;

"**Lenders**" means each of the financial institutions named on the signature pages hereto or in a Lender Transfer Agreement as Lender and each LC Fronting Lender, but excluding RBC in its capacity as Agent, and "**Lender**" means any one of them;

"**Lender Transfer Agreement**" means an agreement in the form attached hereto as Schedule "G";

"**Letter of Credit**" means a documentary letter of credit or letter of guarantee (in a form acceptable to the applicable LC Fronting Lender and the Borrowers) in Canadian Dollars or U.S. Dollars.

"**Letter of Credit Advance**" means an Accommodation under this Agreement by the issuance of a Letter of Credit by an LC Fronting Lender at the request and for the account of a Borrower.

"**Letter of Credit Fee**" means, at any time, in respect of each Letter of Credit issued hereunder, a fee, calculated in respect of the Face Amount thereof on the basis of a 365 day year, for the period from the date of issue thereof to the expiry date thereof at a rate per annum equal to the Margin for the applicable Letter of Credit Advance.

"**Letter of Credit Fronting Fee**" means in respect of each Letter of Credit issued hereunder, a fronting fee calculated in respect of the Face Amount thereof on the basis of a 365 day year, for the period from

the date of issue thereof to the expiry date thereof at a rate per annum equal to 12.5 bps, payable solely for the account of the applicable LC Fronting Lender.

"**Letter of Credit Limit**" means the maximum aggregate Face Amount of the issued and outstanding Letters of Credit issued by the LC Fronting Lenders on behalf of the Borrowers under this Agreement. As of the Effective Date, the Letter of Credit Limit is Cdn. $25,000,000 or the U.S. Dollar equivalent thereof.

"**Libor**" means, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Agent, based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%, as the average of the offered quotations appearing on Reuters Page LIBOR1 (or if such Reuters Page LIBOR1 shall not be available the average of the offered quotations appearing on Telerate Page 3750 or if such Telerate Page shall not be available, any successor or similar services as may be selected by the Agent) for a period equal to the number of days in the applicable Libor Interest Period, for deposits in US Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to a Drawdown Date, Conversion Date or Rollover Date, as the case may be. for such Libor Interest Period. If neither the Reuters Page LIBOR1, Telerate Page nor any successor or similar service is available, then "Libor" shall mean, with respect to any Libor Interest Period applicable to a Libor Loan, the rate determined by the Agent, based on a 360 day year, rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%, at which the Agent, in accordance with its normal practice, would be prepared to offer to leading banks in the London interbank market for delivery by the Agent on the first day of the applicable Libor Interest Period for a period equal to the number of days in such Libor Interest Period, deposits in US Dollars of amounts comparable to the principal amount of such Libor Loan to be outstanding during such Libor Interest Period, at or about 11:00 a.m. (London, England time) two (2) Banking Days prior to a Drawdown Date, Conversion Date or Rollover Date, as the case may be, for such Libor Interest Period;

"**Libor Interest Date**" means the date falling on the last day of each Libor Interest Period; provided that if the Borrower selects a Libor Interest Period for a period longer than three (3) months, the Libor Interest Date shall be each date falling every three (3) months after the beginning of such Libor Interest Period and the date falling on the last day of such Libor Interest Period;

"**Libor Interest Period**" means, with respect to each Libor Loan, the initial period (subject to availability) of approximately 1 month, 2 months, 3 months and 6 months (as selected by a Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.7 or 3.21) commencing on and including the Drawdown Date, Conversion Date or Rollover Date, as the case may be, applicable to such Libor Loan and ending on and including the last day of such initial period, and thereafter, each successive period (subject to availability) of approximately 1 month, 2 months, 3 months, or 6 months (as selected by a Borrower and notified to the Agent at the Agent's Branch of Account pursuant to Section 3.7) commencing on and including the last day of the prior Libor Interest Period; provided that no Libor Interest Period may be selected which ends after the Maturity Date;

"**Libor Loans**" means the Accommodations or any portion thereof, made available by the Lenders to the Borrowers pursuant to Sections 3.7, 3.21 or 3.22 and outstanding from time to time, which are denominated in US Dollars, as applicable, and on which the Borrowers have agreed to pay interest in accordance with Section 5.3;

"**Loan Documents**" means this Agreement, the Fund Guarantee, the KELP Guarantee, the KEFL Guarantee, the Restricted Subsidiary Guarantees, each Bankers' Acceptance, and all other applications,

indemnities, certificates, instruments and documents delivered by or on behalf of a Borrower or any Loan Party in connection therewith from time to time;

"**Loan Parties**" means each of the Borrowers, the Fund and the Restricted Subsidiaries, and "Loan Party" means any one of them;

"**Loans**" means the aggregate principal amount of Accommodations outstanding from time to time pursuant to this Agreement by way of Prime Loans, Libor Loans and US Base Rate Loans and "**Loan**" means any Prime Loan, Libor Loan or US Base Rate Loan;

"**Majority Lenders**" means:

(a) where there is only one (1) Lender, such Lender,

(b) where there are two (2) Lenders, both of the Lenders;

(c) during the continuance of a Default or an Event of Default, those Lenders (but in no circumstances less than two (2)) to whom there is owing 66-2/3% or more of the aggregate Outstandings; and

(d) at any other time those Lenders (but in no circumstances less than two (2)), the Commitments of which are, in the aggregate, at least 66-2/3% of the Total Commitment;

"**Margin**" means, at any time, a margin, expressed as a per annum rate of interest based on a year of three hundred and sixty-five (365) days or, in the case of Libor Loans, of three hundred and sixty (360) days, payable to the Lenders with respect to Loans, Letter of Credit Advances and Bankers' Acceptances equal to the rate set out in the following table corresponding to the condition described in the second column:

Level	Debt to EBITDA Ratio	Margin for Prime Loans and US Base Rate Loans (in bps)	Libor Spread/BA Stamping Fee/ Letter of Credit Fee Rate (in bps)
1	the ratio of Debt to EBITDA is greater than 3.0	*	*
2	the ratio of Debt to EBITDA is greater than 2.5 but equal to or less than 3.0	*	*

Level	Debt to EBITDA Ratio	Margin for Prime Loans and US Base Rate Loans (in bps)	Libor Spread/BA Stamping Fee/ Letter of Credit Fee Rate (in bps)
3	the ratio of Debt to EBITDA is greater than 2.0 but equal to or less than 2.5	*	*
4	the ratio of Debt to EBITDA is greater than 1.50 but equal to or less than 2.00	*	*
5	the ratio of Debt to EBITDA is less than or equal to 1.50	*	*

provided that, initially, the Margin shall be set at Level 3 until the Agent receives the Compliance Certificate in accordance with Section 9.1(g) confirming the Debt to EBITDA Ratio.

[* Notice to Reader: the Margin for Prime Loans and US Rate Loans and the Libor Spread / BA Stamping Fee / Letter of Credit Fee Rate has been marked to be unreadable]

"**Marketing Business**" means the marketing of any Gas Products by the Loan Parties, either as principal or agent, pursuant to the Marketing Contracts and other similar contracts pursuant to which any Loan Party may from time to time market, or assume an obligation to market, any Gas Products;

"**Marketing Contracts**" means material contracts entered into by a Loan Party in respect of its Marketing Business;

"**Material Acquisition**" means, at any time, an acquisition (including an acquisition which is comprised of a number of related transactions) by any Loan Party of shares, units or other equity interests in any Person or of any properties provided, in each case that:

(a) such acquisition is in a core business of such Loan Party;

(b) no Default or Event of Default exists at the time or after giving effect thereto;

(c) the cost of such acquisition is in excess of $25,000,000; and

(d) such acquisition is in respect of shares, units or other equity interests in any Person or of any properties that a Loan Party continue to own,

and which, when netted against each disposition during the same period in excess of $25,000,000, increases the Consolidated Total Assets as shown on the most current financial statements by more than 5%;

"**Material Adverse Effect**" means a material adverse effect on the business, condition (financial or otherwise), operations, assets or results of operations of the Loan Parties taken as a whole, or on the ability of the Loan Parties, taken as a whole, to continue to conduct their businesses as currently conducted, or on the ability of the Loan Parties to pay amounts payable by them when due under the Loan Documents or, in respect of any particular Loan Party, a material adverse effect on:

(a) the validity or enforceability of any Loan Document to which it is a party;

(b) its ability to perform its obligations (other than payment obligations, as aforesaid) in all material respects under the Loan Documents to which it is a party; or

(c) the rights and remedies of the Agent or the Lenders under any of the Loan Documents to which it is a party;

"**Material Contracts**" means, collectively:

(a) the Partnership Agreement;

(b) the Fund Declaration of Trust;

(c) the Administration Agreement among the Fund, the Administrator and others dated January 1, 2006; and

(d) the Administration Services Agreement between KEML and KELP made as of January 2, 2008,

in each case as amended or amended and restated from time to time;

"**Maturity Date**" means the last day of the Revolving Period;

"**Midstream Facilities**" means any Gas gathering system or pipeline, Gas compressing facility, Gas processing plant, Gas Liquids fractionation facility, Gas Liquids storage facility or other similar facility in which Gas or Gas Products are processed, treated, compressed, stored, transported or otherwise handled or dealt with after being produced;

"**Moody's**" means Moody's Investors Service, Inc., and its successors.

"**Net Income**" means, on a consolidated basis for the Fund, net income calculated in accordance with GAAP;

"**Non-Acceptance Discount Rate**" means, for any day, the arithmetic average of the Discount Rate in paragraph (a) of the definition thereof and items (b)(i) or items (b)(ii), as applicable of such definition; provided, however, that if there are no Schedule II Lenders or Schedule III Lenders to act as Reference Lenders for purposes of the determination required by item (ii) of paragraph (b) of the definition of Discount Rate, then the rate determined pursuant to such item (b)(ii) shall be the percentage discount rate (expressed to 5 decimal places) quoted to the Agent as at approximately 10:00 a.m. (Toronto time) on such day by the Non-Acceptance Lender (or, if on such day there are two or more Non-Acceptance Lenders, by the Non-Acceptance Lender agreed to by the Borrowers and the Agent from time to time) at which it would issue and sell a non-interest bearing promissory note having an identical issue and maturity date and principal amount as the BA Equivalent Advance to be made by such Non-Acceptance Lender on such day;

"**Non-Acceptance Lender**" is a Lender which is not a Schedule I Lender, Schedule II Lender or Schedule III Lender;

"**Non-Agreeing Lender**" has the meaning set forth in Section 3.4(c);

"**Non-Recourse Assets**" means any property of a Loan Party in respect of which a Security Interest has been granted by such Loan Party to secure Non-Recourse Debt.

"**Non-Recourse Debt**" means, with respect to a Loan Party, Indebtedness incurred by such Loan Party if the terms and conditions of such Indebtedness provide that:

(a) in enforcing their rights in respect of the repayment of such Indebtedness, the creditors thereof shall have recourse only to, and the obligations of the Loan Party, shall be performed, satisfied, and paid only out of, the property or the revenue of the Loan Party which shall have been subject to a Security Interest as security for the payment of such Indebtedness; and

(b) no resort or recourse for such purpose shall be had by such creditors to any other property or revenues of the Loan Party and in particular no resort or recourse for the repayment of such Indebtedness shall be had, judgment issued or execution or other process levied by such creditors against any of the property of the Loan Party other than the property or the revenue therefrom which shall have been subject to a Security Interest as security for the payment of such Indebtedness.

"**Non-Restricted Subsidiary**" means any Subsidiary of the Fund (other than the Borrowers) that is not designated by the Fund as a Restricted Subsidiary;

"**Notes**" means the 5.42% notes of KEP due August 26, 2008, the 5.79% notes of KEFL due August 26, 2010, the 6.155% notes of KEFL due August 26, 2013, the 5.23% series A notes of each Borrower due October 1, 2009, the 5.89% notes of KEFL due December 3, 2017, the 6.14% notes of KEFL due December 3, 2022; in each case outstanding from time to time and includes reissued, exchanged, substituted and replacement notes therefor;

"**Obligations**" means, at any time: (i) all direct and indirect, contingent and absolute obligations and liabilities of the Borrowers to the Agent and the Lenders under or in connection with this Agreement and the Security (specifically including for greater certainty all guarantees provided hereunder) at such time, specifically including the Outstandings, all accrued and unpaid interest thereon, and all fees, expenses and other amounts payable pursuant to this Agreement and the Security; plus (ii) the obligations under the Swaps (if any) at such time; except that if otherwise specified or required by the context, "Obligations" shall mean any portion of the foregoing.

"**One Month B/A Rate**" means on any day the CDOR Rate hereunder (determined as of 10:00 a.m. Toronto time on such day) which would be applicable in respect of an issuance of 1 month Bankers' Acceptances in an aggregate amount of Cdn. $10,000,000 issued on such day, or if such day is not a Business Day, then such rate as determined at such time on the immediately preceding Business Day;

"**Old System Lenders**" means a Lender which is not able to issue bankers' acceptances as depository bills under the *Depository Bills and Notes Act* (Canada);

"**Outstandings**" means, at any time, the aggregate of Borrowings outstanding and the Equivalent Amount in Canadian Dollars of Indebtedness of any Loan Party to the Lenders or the Agent hereunder (without duplication);

"**Partnership Agreement**" means the amended and restated partnership agreement dated January 1, 2006, between Keyera Facilities Limited Partnership and KEML with respect to Keyera Energy Partnership ("**KEP**"), as further amended and restated on January 2, 2008, in connection with the Reorganization such that KEP became KELP, as from time to time further amended or amended and restated as permitted hereunder;

"**Permitted Disposition**" means, in respect of a Loan Party, any of the following:

(a) sales or dispositions by any such Loan Party to another Loan Party;

(b) any sale, lease, sublease, trade, abandonment, surrender or other disposition of any assets which may have become worn out, unserviceable, obsolete, unsuitable or unnecessary in operations or activities relating to the business of the Loan Parties, taken as a whole, provided that such sale, lease, sublease, trade or other disposition is in keeping with prudent industry practice;

(c) any sale, lease, transfer or other disposition of assets in the ordinary course of business if:

(i) such assets are sold, leased, transferred or disposed of for proceeds not less than their fair market value at the time of such disposition;

(ii) no Default or Event of Default has occurred and is continuing or would exist if such disposition is effected; and

(iii) an amount equal to the proceeds of such disposition, net of direct costs of such disposition, is reinvested by a Loan Party in Assets within 180 days from the date of the transaction giving rise thereto or such proceeds are applied on account of a cancellation of the Total Commitment and a permanent reduction in the principal amount of Indebtedness hereunder;

(d) dispositions of Gas Products or other Petroleum Substances constituting inventory of a Loan Party disposed of in the ordinary course of such Loan Party's business; and

(e) any other sale or disposition which the Majority Lenders agree to in writing;

"**Permitted Encumbrances**" means the following in respect of the property and assets of the Loan Parties:

(a) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(b) Security Interests imposed or permitted by law, such as carriers' liens, builder's, materialmen's liens and other liens, privileges or charges of a similar nature incurred in the ordinary course of business of the affected Loan Party which relate to obligations not due or delinquent or, if due or delinquent, are being diligently contested in good faith by

the applicable Loan Party by appropriate proceedings for amounts in the aggregate not in excess of Cdn. $5,000,000;

(c) undetermined or inchoate Security Interests arising in the ordinary course of and incidental to construction or current operations and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted and not in connection with the borrowing of money and which, in any event, have not been filed pursuant to law against the affected Loan Party or its property or in respect of which no steps or proceedings to enforce such Security Interests have been initiated or which relate to obligations which are not due or delinquent or, if due or delinquent, are being diligently contested in good faith by the applicable Loan Party by appropriate proceedings for amounts in the aggregate not in excess of Cdn. $5,000,000;

(d) Security Interests incurred or created in the ordinary course of business and in accordance with sound oil and gas industry practice in the jurisdiction in which the business is being conducted in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Security Interests relate, for the affected Loan Party's portion of the costs and expenses of such development or operation but not, in any event, in connection with the borrowing of money, provided that such costs or expenses are not in any event due or delinquent or, if due or delinquent, are being contested in good faith by the applicable Loan Party by appropriate proceedings;

(e) Security Interests for Taxes, assessments or other governmental charges which are not due or delinquent, or the validity of which the affected Loan Party shall be contesting in good faith by appropriate proceedings in respect of which there is no potential of forfeiture of any material property interest of the Loan Parties, taken as a whole;

(f) Security Interests arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations and not in connection with the borrowing of money, provided that the obligations secured are not due or delinquent or, if due or delinquent, are being contested in good faith by appropriate proceedings in respect of which there is no potential of forfeiture of any material property interest of the Loan Parties, taken as a whole;

(g) easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by any Loan Party (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables), which either alone or in the aggregate do not materially detract from the value of such land or impair in a material way its use in the operation of the business of the Loan Parties taken as a whole;

(h) any Preferential Rights applicable to a Loan Party;

(i) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(j) Security Interests of any judgments rendered, or claim filed, against an affected Loan Party which such Loan Party shall be contesting in good faith by appropriate proceedings

in respect of which there is no potential of forfeiture of any material property interest of the Loan Parties, taken as a whole;

(k) any Security Interest or right of distress reserved in or exercisable under any lease or sublease for rent or otherwise to effect compliance with the terms of such lease or sublease in respect of which the rent or other obligations are not at the time overdue, or if overdue, the validity of which are being contested at the time in good faith for amounts in the aggregate not in excess of Cdn. $5,000,000;

(l) Security Interests (including cash deposits) securing the performance of bids, tenders, leases, contracts (other than for the repayment of Indebtedness), statutory obligations, appeal bonds and performance bonds incurred as incidental to and in the ordinary course of a Loan Party business, if all such Security Interests neither singularly nor in the aggregate secure obligations in excess of Cdn. $5,000,000;

(m) Security Interests for penalties arising under ordinary course non-participation provisions of operating agreements in respect of any Loan Party's properties, which either alone or in the aggregate do not materially detract from the value of any material part of the property of the Loan Parties taken as a whole;

(n) Security Interests in favour of a public utility or any municipality or Governmental Authority or other public authority when required by such public utility or municipality or Governmental Authority or other public authority in the ordinary course of the business operations of the affected Loan Party if such Security Interests do not, either alone or in the aggregate, materially impair the use of the property affected in the conduct of the business of the Loan Parties, taken as a whole;

(o) any other Security Interests which the Majority Lenders agree in writing shall be permitted;

(p) Security Interests created or incurred in favour of a third party under any joint venture agreement, partnership agreement, operating agreement or similar agreement affecting the property which is the subject of such agreement, *provided* that (i) such agreement is entered into in the ordinary course of its business, on arms' length commercial terms, not in connection with the borrowing of money and otherwise in accordance with industry practice, (ii) reciprocal Security Interests or equivalent remedies are provided by the other parties to such agreement for the benefit of a Loan Party in circumstances where the creditworthiness of such other parties is essentially equivalent to or less than that of the Borrowers and (iii) the Security Interests have not become the subject of realization actions under Applicable Law, or if they have: (1) such realization actions are being contested by a Loan Party diligently and in good faith by appropriate proceedings, and (2) the final outcome of any such realization action could not reasonably be expected to have a Material Adverse Effect;

(q) Security Interests securing Debt owing to a Borrower, the Fund or a wholly-owned Restricted Subsidiary;

(r) Security Interests created or incurred after the Effective Date given to secure the payment of the purchase price incurred in connection with the acquisition or purchase or the cost of construction of property or of assets useful and intended to be used in carrying on the business of the affected Loan Party, including Security Interests existing on such property

or assets at the time of acquisition thereof or at the time of completion of construction, as the case may be, whether or not such existing Security Interests were given to secure the payment of the acquisition or purchase price or cost of construction, as the case may be, of the property or assets to which they attach, provided that:

(i) the Security Interest shall attach solely to the property or assets acquired, purchased or constructed,

(ii) such Security Interest shall have been created or incurred within 180 days of the date of acquisition or purchase or completion of construction, as the case may be,

(iii) at the time of acquisition or purchase or of completion of construction of such property or assets, the aggregate amount remaining unpaid on all Debt secured by Security Interests on such property or assets, whether or not assumed by the affected Loan Party, shall not exceed an amount equal to 100% of the lesser of the total purchase price or fair market value at the time of acquisition or purchase (as determined in good faith by the Board of Directors of the affected Loan Party) or the cost of construction on the date of completion thereof,

(iv) the aggregate principal amount of all such indebtedness, in respect of all such purchases of property or assets does not, at any time, exceed Cdn. $5,000,000, and

(v) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Security Interest and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Section 9.3(a), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(s) any Security Interest existing on property or assets of a Person at the time such Person is consolidated, merged or amalgamated with or into the affected Loan Party or its becoming a Loan Party, or any Security Interest existing on any property or assets acquired by the affected Loan Party at the time such property or assets are so acquired (whether or not the Debt secured thereby shall have been assumed), provided that

(i) each such Security Interest shall extend solely to the property or assets so acquired,

(ii) any such Security Interest shall not have been created or assumed in contemplation of such consolidation, amalgamation, merger or acquisition, and

(iii) at the time of creation, issuance, assumption, guarantee or incurrence of the Debt secured by such Security Interest and after giving effect thereto and to the application of the proceeds thereof, no Default or Event of Default would exist (including, without limitation, under Section 9.3(a), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto);

(t) any licenses, royalties, gross overriding royalties or other similar burdens affecting a Loan Party's properties which are granted on an arm's length basis to third parties in the ordinary course of business and not in connection with the borrowing of money;

(u) any extension, renewal or refunding of any Security Interest permitted by the preceding clauses (r) or (s) of this definition in respect of the same property theretofore subject to such Security Interest in connection with the extension, renewal or refunding of the Debt secured thereby, provided that:

(i) such extension, renewal or refunding of Debt shall be without increase in the principal amount remaining unpaid as of the date of such extension, renewal or refunding,

(ii) such Security Interest shall attach solely to the same such property,

(iii) the maturity date of the Debt to be so extended, renewed or refunded shall not be reduced or shortened, and

(iv) at the time of such extension, renewal or refunding and after giving effect thereto, no Default or Event of Default would exist (including, without limitation, under Section 9.3(a), with any calculation of compliance therewith to be made as at the date of determination pursuant hereto); and

(v) Security Interests created or incurred to secure Indebtedness of the affected Loan Party in addition to Security Interests permitted by the preceding clauses, provided the Security Interests shall not be permitted under this clause if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this clause to exceed 2 $^{1}/_{2}$ % of Consolidated Total Assets;

"**Permitted Title Defects**" means, in respect of any particular asset of a Borrower or any other Loan Party, the following defects in its title thereto:

(a) Permitted Encumbrances;

(b) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held, or impair its saleability, or cause a material disruption or reduction in the production or cash flow (if any) associated therewith; and

(c) title defects which are disclosed to and expressly consented to in writing by the Majority Lenders as constituting Permitted Title Defects hereunder or of which the Agent has actual (and not merely constructive) knowledge prior to any Accommodation first being made hereunder;

"**Person**" means any individual, firm, partnership, trust, company, corporation or other body corporate, government, governmental body, agency, instrumentality, unincorporated body of persons or association;

"**Petroleum Substances**" means petroleum, crude oil, crude bitumen, synthetic crude oil, oilsands, bituminous sands, natural gas, natural gas liquids and specific products derived therefrom, condensate, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with or derived from any of the foregoing, including hydrogen sulphide, sulphur and coke;

"**Preferential Right**" means any pre-emptive right, right of first refusal or right of first offer pursuant to which any Person may have a right of acquisition in relation to any asset, property or undertaking;

"**Prime Loans**" means the Accommodations or any portion thereof made available by the Lenders to the Borrowers pursuant to Section 3.7, and outstanding from time to time, which are denominated in Canadian Dollars and on which the Borrowers have agreed to pay interest in accordance with Section 5.1;

"**Prime Rate**" means, with respect to Prime Loans, the greater on any day of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated commercial loans made by the Agent in Canada; and

(b) a rate of interest per 365 day period equal to the sum of the One Month B/A Rate plus 1%;

"**Prior Credit Agreement**" means the credit agreement dated as of April 21, 2005 among KEP and KEFL, as borrowers, RBC as Agent and collateral agent, the financial institutions party thereto as Lenders and others, as the same has been amended from time to time;

"**Purchasing Lender**" has the meaning set forth in Section 3.4(c);

"**Rateably**" means the proportion that the amount of the Outstandings of any Lender (as the case may be) bears to the aggregate of the Outstandings of all Lenders;

"**RBC**" means Royal Bank of Canada, a Canadian chartered bank, and its successors and permitted assigns;

"**Reference Lenders**" means, if there is only one (1) Lender which is a Schedule II Lender or Schedule III Lender, such Lender and, if there is more than one (1) such Lender, any two (2) of such Lenders agreed to by the Borrower and the Agent from time to time;

"**Release**" means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise which is or may be (under any circumstances, whether or not they have not occurred):

(a) contrary to any Applicable Laws, Governmental Authorization, the terms of any title or operating document, or to any other authorization, permit or license; or

(b) harmful to any Person, property or the environment;

"**Reorganization**" means the proposed internal reorganization of the Fund and certain Subsidiaries of the Fund, as more particularly described in the Information Circular;

"**Replacement Lender**" has the meaning set forth in Section 3.4(d);

"**Request for Extension**" means a request of the Borrowers in the form attached as Schedule "F";

"**Restricted Subsidiary**" means any Subsidiary of the Fund (other than the Borrowers) that has been designated by the Fund as a Restricted Subsidiary pursuant to Section 6.1. As of the Effective Date, there are no Restricted Subsidiaries.

"**Restricted Subsidiary Guarantee**" means a guarantee in the form of Schedule "J" to be granted by each Restricted Subsidiary, with such changes as the Agent may approve;

"**Revolving Period**" means April 21, 2010, unless extended pursuant to Section 3.4;

"**Rimbey LP**" means Rimbey Pipeline Limited Partnership, a limited partnership organized under the laws of the Province of Manitoba, and its successors and assigns;

"**Rollover**" means:

(a) with respect to any Libor Loan, the continuation of all or a portion of such Libor Loan (subject to the provisions hereof) for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period applicable thereto, all in accordance with Section 3.22; and

(b) with respect to Bankers' Acceptances, the issuance of new Bankers' Acceptances (subject to the provisions hereof) in respect of all or any portion of Bankers' Acceptances which are maturing, all in accordance with Section 3.9;

"**Rollover Date**" means a Business Day or Banking Day that a Borrower has notified the Agent at the Agent's Branch of Account as the date on which such Borrower has elected to rollover an Accommodation, or a portion thereof, pursuant to Section 3.22;

"**Rollover Notice**" means a notice in the form of Schedule "D";

"**S&P**" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors;

"**Schedule I Lender**" means a Lender which is a Canadian chartered bank listed on Schedule I to the *Bank Act* (Canada);

"**Schedule II Lender**" means a Lender which is a Canadian chartered bank listed on Schedule II to the *Bank Act* (Canada);

"**Schedule III Lender**" means a Lender which is a bank listed on Schedule III to the *Bank Act* (Canada);

"**Security Interest**" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including, without limitation, a Capital Lease) or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not;

"**Subordinated Debt**" means any Indebtedness of a Loan Party which is subordinated to the Outstandings pursuant to a subordination agreement on terms and in a form satisfactory to the Lenders, acting reasonably;

"**Subsidiary**" means:

(a) a Person of which another Person alone or in conjunction with its other Subsidiaries owns an aggregate number of Voting Shares sufficient to enable the election of a majority of the directors (or other Persons performing similar functions) regardless of the manner in which other Voting Shares are voted;

(b) a Person of which another Person alone or in conjunction with its other Subsidiaries has, through the operation of any agreement or otherwise, the ability to elect or cause the election of a majority of the directors (or other Persons performing similar functions) or otherwise exercise control over the management and policies of such Person; and

(c) any partnership of which a Person:

(i) is the general or managing partner, or

(ii) directly or indirectly, owns more than 50% of the equity or beneficial interest thereof;

and shall include any Person in like relation to a Subsidiary;

"**Swap**" means any Commodity Swap, Currency Swap or Interest Swap;

"**Swap Indebtedness**" means at any time for a Person in respect of all Swaps to which it is a party or by which it is bound, the aggregate net amount, if any, which (as of the date of any determination of the amount thereof) would be payable by such Person under all agreements evidencing such Swaps in settlement of obligations arising thereunder as a result of an early termination of all such Swaps, together with all interest, fees and other amounts payable thereon or in connection therewith;

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority;

"**Total Commitment**" means, at any time, the aggregate of the Commitments (as increased pursuant to Section 3.5 or as otherwise reduced pursuant to this Agreement);

"**US Base Rate**" means, on any day with respect to US Base Rate Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on US Dollar denominated commercial loans made by the Agent in Canada; and

(b) a rate of interest per 365 day period equal to the Fed Funds Rate plus * bps;

[* Notice to Reader: the amount of the margin has been marked to be unreadable]

"**US Base Rate Loans**" means the Accommodations or any portion thereof, made available by the Lenders to the Borrowers pursuant to Sections 3.7 or 3.21 and outstanding from time to time, which are denominated in US Dollars and on which the Borrowers have agreed to pay interest in accordance with Section 5.2;

"**US Dollars**" and the symbol "**US$**" each means lawful money of the United States of America;

"**Voting Shares**" means share capital of any class of any corporation which carries voting rights to elect the board of directors under any circumstances, but shares which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event; and

"**Working Capital**" means at any time and from time to time, the current assets determined on a consolidated basis (excluding Non-Restricted Subsidiaries) and in accordance with GAAP of the Fund, less the Current Debt.

1.2 Headings and Table of Contents

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 References

Unless something in the subject matter or context is inconsistent therewith, all references to Sections, Articles and Schedules are to Sections and Articles of and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder" and similar expressions mean and refer to this Agreement.

1.4 Rules of Interpretation

In this Agreement, unless otherwise specifically provided, the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, and "in writing" or "written" includes printing, typewriting, facsimile or electronically scanned and transmitted documentation evidencing originally signed documentation.

1.5 Generally Accepted Accounting Principles

All financial statements required to be furnished by the Fund to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

1.6 Time

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in the City of Toronto, Ontario.

1.7 Monetary References

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

1.8 Payment for Value

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties

The Fund and each Borrower represents and warrants to each of the Lenders and the Agent for and on behalf of itself (provided that any representations and warranties by the Fund shall only be made to the extent such representations and warranties relate to the Fund), and each Borrower represents and warrants to each of the Lenders and the Agent for and on behalf of each other Loan Party (all of which representations and warranties the Fund and each Borrower hereby acknowledge are being relied upon by the Lenders and the Agent in entering into this Agreement) that:

(a) **Partnership Existence:** Each of KELP and Rimbey is a duly formed and validly existing limited partnership in good standing under the laws of the Province of Alberta and KELP is qualified to carry on business as a partnership under the laws of the Province of Saskatchewan and each other jurisdiction in Canada in which the nature of any material business transacted by it or the character of any material properties or assets owned or leased by it require such registration and qualification;

(b) **Existence of other Loan Parties:** Each other Loan Party is duly formed and validly existing, in good standing under the laws of its jurisdiction of formation, and is qualified to carry on business under the laws of each other jurisdiction in which the nature of any material business transacted by it or the character of any material properties and assets owned or leased by it requires such qualification;

(c) **Fund Existence:** The Fund is validly created and subsisting;

(d) **Partnership Power:** Each of KELP and Rimbey LP has full partnership power and capacity to own its properties and assets and conduct its business as presently conducted;

(e) **Power:** Each of KEFL and the other Loan Parties have full power and capacity to own its properties and assets and conduct its business as presently conducted;

(f) **Authorization:** the execution, delivery and performance by each Loan Party of each of the Loan Documents to which it is a party has been duly authorized by all necessary corporate or partnership action, as applicable, and are within its corporate, partnership or trust power and capacity, as applicable;

(g) **Execution and Delivery:** each Loan Document to which any Loan Party is a party has been duly executed and delivered by such Loan Party;

(h) **Binding Obligations:** each Loan Document to which any Loan Party is a party is a legal, valid and binding obligation of such Loan Party, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting creditors' rights generally;

(i) **No Legal Bar or Resultant Lien:** the execution, delivery and performance by each Loan Party of each of the Loan Documents and the Material Contracts to which it is a party will not:

(i) violate any provision of Applicable Law (including financial assistance provisions), its articles or by-laws, the Partnership Agreement or any resolutions passed by the partners, directors or shareholders of such Loan Party; or

(ii) result in a breach of or constitute a default or require any consent under, or result in the creation of any Security Interest (other than Permitted Encumbrances) upon any of its property or assets;

and the execution, delivery and performance by each Loan Party of each of the Loan Documents and the Material Contracts to which it is a party and the validity and enforceability thereof does not require any Governmental Authorization (other than such Governmental Authorizations which have been obtained) and does not and will not contravene any provision of any Governmental Authorization applicable to such Loan Party or any of its assets, properties or interests;

(j) **Fund Assets:** the material assets of the Fund are held as capital property;

(k) **Use of Assets**:

(i) each Loan Party (other than the Fund) owns, leases or has the lawful right to use all assets, rights and interests necessary for the conduct of its respective businesses, including all required Governmental Authorizations, all consents, authorizations and approvals of any other Person, and all licenses, trademarks, patents, copyrights or agreements with respect to the use of technology or intellectual property necessary for the ownership, operation or maintenance of such assets, rights or interests;

(ii) each Loan Party (other than the Fund) is using, occupying, operating and maintaining its assets and business in accordance with prudent industry practice;

(iii) the ownership, use, occupation, operation and maintenance by each Loan Party (other than the Fund) of its assets and businesses complies with all Applicable Laws and Governmental Authorizations and any required consents, authorizations and approvals of any other Person; and

(iv) no Loan Party has received any notice of any claim of infringement or any claim challenging or questioning the validity or effectiveness of any such Governmental Authorizations, consents, authorizations or approvals of any other Person, or any such licenses, trademarks, patents, copyrights or agreements with respect to the use or technology or intellectual property;

except to the extent that failure to have or maintain the same, or any such claim of infringement or claim challenging validity or effectiveness, could not, when taken in the aggregate, reasonably be expected to have any Material Adverse Effect;

(l) **Required Availability:** all utilities, services, means of transportation, pipelines, facilities and other materials and equipment necessary or desirable for the operation of the Facilities (including, without limitation all necessary gas, electrical, water and sewage and other waste disposal services and facilities) are available to the Facilities, and, to the extent appropriate, arrangements have been made on commercially reasonable terms for such services, means of transportation, pipelines, facilities and other materials and

equipment, except to the extent such availability could not reasonably be expected to have a Material Adverse Effect;

(m) **Land Rights:** all material Land Rights necessary for owning and operating the Facilities are held by a Loan Party, in any circumstances where a Loan Party is the operator of a Facility, or where a Loan Party is not the operator by a Person holding such Land Rights as agent or trustee for or on behalf of the owners of such Facility, including the applicable Loan Party, and all of such Land Rights are in full force and effect and are not subject to any material default or material defect, other than Permitted Title Defects;

(n) **Liens:** as of the Effective Date, and except for Permitted Encumbrances, there are, with respect to the Facilities operated by any Loan Party, and to the best of the knowledge, information and belief of the Borrowers with respect to any Facilities not operated by a Loan Party, no:

(i) material payments overdue that would give rise to any mechanics, labourers, materialmen's, builders or other similar liens;

(ii) material payments overdue that would give rise to any Security Interests in favour of any Person, other than a Loan Party, conducting the operation of such Facilities in respect of the joint operation of any Facility;

(iii) material payments overdue that would give rise to any Security Interest in favour of any Person in respect of Taxes, assessments or water, sewer or other rents or charges; or

(iv) unsatisfied judgments or executions in any material amount;

(o) **Litigation:** there are no actions, suits or proceedings (whether or not purportedly on behalf of any Loan Party) pending or threatened against any Loan Party in which the amount claimed to be owing by the Loan Parties or any of them, or for which the Loan Parties or any of them are claimed to be liable, exceeds Cdn. $15,000,000, or against any of its business, assets or properties at law or in equity by or before any court, tribunal, governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, and which actions, suits or proceedings if determined adversely to any Loan Party could, individually, or in the aggregate, reasonably be expected to have a Material Adverse Effect and no Loan Party is in default with respect to any material judgment, order, writ, injunction, decree, award, rule or regulation of any court, tribunal, governmental department commission, board, bureau, agency or instrumentality, domestic or foreign or any arbitrator of any kind;

(p) **Accuracy of Information:** all engineering data, production data, economic models, cash flow projections, capital expenditure requirements, budgets and other data provided to the Agent by the Loan Parties in respect of the properties, assets and undertakings of the Loan Parties was in respect of information delivered prior to the Effective Date, and is in respect of deliveries thereafter, as at the date of delivery, true and correct in all material respects and fairly and properly reflected or reflects the interests of each Loan Party therein and thereto;

(q) **Financial Condition:** all financial statements of the Loan Parties submitted to the Agent (including the audited consolidated financial statements of the Fund for the Fiscal Year

ending December 31, 2006 fairly reflect, as of the dates thereof, the consolidated financial condition of the Fund, the unconsolidated position of each Loan Party to the extent provided in such financial statements and the results of its operations for the periods covered thereby, have been prepared in accordance with Generally Accepted Accounting Principles and, from the date of the latest of such financial statements submitted to the Agent, there has been no changes in the financial condition, operations, business, assets or property of the Loan Parties taken as a whole which have had, or could be reasonably expected to have, a Material Adverse Effect except those which have been specifically disclosed as such in writing to the Agent as having such effect;

(r) **Taxes:**

(i) each Loan Party has filed all tax returns which were required to be filed, has paid or made provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable, and has provided adequate reserves (in accordance with Generally Accepted Accounting Principles) for the payment of any Tax the payment of which is being contested, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect;

(ii) all *ad valorem,* property, production, severance and similar taxes and assessment based on or measured by the ownership of assets or the processing of Petroleum Substances or the receipt of proceeds therefrom payable by any Loan Party in respect of or in relation to its assets have been properly paid and fully discharged, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; and

(iii) no reassessment, appeal or material claim is, to the knowledge of any Loan Party, being asserted or processed with respect to Taxes against any Loan Party or in respect of any of its assets or properties which could reasonably be expected to have a Material Adverse Effect if adversely determined;

(s) **Insurance:**

(i) each Loan Party has in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring its properties and operations, and providing such coverage as would be maintained by a prudent operator engaged in the same or similar business in the localities where its properties and operations are located, and in any event as required by Section 9.1(l);

(ii) there are no material outstanding insurance claims in respect of physical damage, or for liability in respect of the ownership or operation of any assets, properties or interests of any Loan Party, which are being disputed as to any material liability or amount by any of the insurers in respect thereof, except such as have been disclosed in writing to the Agent;

(t) **Compliance with Laws and Material Contracts:** each Loan Party is in compliance in all material respects with all Applicable Laws, including without limitation all material Governmental Authorizations required for operation of the Facilities, and with all contracts pertaining to the Assets, including without limitation all Material Contracts,

except to the extent that such non-compliance (individually or in aggregate) could not reasonably be expected to have a Material Adverse Effect;

(u) **Environmental Laws:**

(i) each Loan Party has obtained, and, to the best of the knowledge, information and belief of the Borrowers, each operator of any Facility not operated by a Loan Party has obtained (in respect of such Facility), all material permits, licenses and other Governmental Authorizations which are required under all Environmental Laws in respect of its material businesses, operations and assets and the acquisition, ownership and operation thereof,

(ii) each Loan Party is, and to the best of the knowledge, information and belief of the Borrowers, each operator of any Facility not operated by a Loan Party is (in respect of such Facility), in all material respects in compliance with Environmental Laws in relation to the material business, activities and assets of the Loan Parties and the operation thereof and in compliance in all material respects with all terms and conditions of all material permits, licenses and other Governmental Authorizations;

(iii) as of the Effective Date, no Loan Party has received any written notice under any Environmental Laws or Governmental Authorizations in respect of its businesses, operations or assets which could result in any material obligation or liability to any Loan Party; and

(iv) except as previously disclosed to the Agent in writing, no Loan Party has any knowledge of any facts which could give rise to any notice of non-compliance in any material respect with any Environmental Laws or Governmental Authorizations or any notice that any Loan Party is potentially responsible for any material clean-up, remedial action, decommissioning or other corrective action;

(v) **Environmental Condition of Property:** the properties and assets of each Loan Party, including each of the Facilities:

(i) are not the subject of any material outstanding orders, claims or charges from any government agency, department or commission or otherwise alleging violation of any Environmental Laws or, if subject to any such material claim, charge or order, the applicable Loan Party (or the operator of such asset or property if not operated by a Loan Party) is taking or causing to be taken all remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting the validity thereof; and

(ii) comply, with respect to their use and condition and in all material respects, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws;

(w) **Hazardous Materials:** the operations of the Assets which have generated, manufactured, refined, treated, transported, stored, handled, disposed, transferred, produced or processed Hazardous Materials have done so in compliance with all Environmental Laws and all permits, licenses and authorizations thereunder, except to the

extent failure to so comply could not reasonably be expected to have a Material Adverse Effect;

(x) **Contingent Liability:** except as set forth in Schedule "I", no Loan Party has any Contingent Liability except for (i) obligations, liabilities and indemnities incurred in the ordinary course of business not involving Indebtedness for Borrowed Money, (ii) obligations to pay royalties and license fees incurred in the ordinary course of business, and (iii) any other Contingent Liabilities of a Loan Party, provided however, that such Contingent Liabilities are only with respect to Indebtedness which is permitted to be incurred under the Credit Agreement;

(y) **Expropriation:** as of the Effective Date, no part of any real property owned, leased or used by any Loan Party, or any building or fixture located thereon, has been taken or expropriated by any Governmental Action, nor is any Loan Party aware that any written notice or proceeding in respect of an expropriation has been given or commenced and no Loan Party is aware of any intent or proposal to give any such notice or commence any such proceedings; and

(z) **Default**: no Default or Event of Default has occurred and is continuing.

2.2 Deemed Representation and Warranty

(a) Each request by a Borrower for a Drawdown, Rollover or Conversion of Accommodations shall be deemed to be a representation and warranty by the Borrowers to the Lenders that, except as disclosed to the Agent in writing, the matters referred to in Section 2.1 are, as of the date of such request, and will be as of the applicable Drawdown Date, Conversion Date or Rollover Date, true and correct as of each such date and that as of the date of such request and as of the applicable Drawdown Date, Conversion Date or Rollover Date, there exists no Default or Event of Default, nor will any such event occur as a result of such Drawdown Date, Conversion Date or Rollover Date.

(b) If at the time of any Drawdown, Rollover or Conversion, the Borrowers cannot make the representation and warranty that the matters referred to in Section 2.1 are, as of the date of such request, and will be as of the applicable Drawdown Date, Conversion Date or Rollover Date, true and correct as of each such date except by reference to exceptions disclosed to the Agent in writing, then the Borrowers shall not be permitted to make a Drawdown and shall only be permitted to Rollover or Convert an existing Accommodation into a Libor Loan having a Libor Interest Period of thirty (30) days or a Bankers' Acceptance having a term of one month or to Convert an existing Accommodation into a Prime Loan or US Base Rate Loan.

(c) If at the time of any Drawdown, Rollover or Conversion, the Borrowers cannot make the representation and warranty that, as of the date of such request and as of the applicable Drawdown Date, Conversion Date or Rollover Date, there exists no Default or Event of Default, nor will any such event occur as a result of such Drawdown Date, Conversion Date or Rollover Date, then the Borrowers shall not be entitled to make a Drawdown and shall only be permitted to Convert an existing Accommodation denominated in Canadian dollars to a Prime Loan or to Convert an existing Accommodation denominated in US Dollars to a US Base Rate Loan.

ARTICLE 3
THE CREDIT FACILITY

3.1 Obligations of Each Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender agrees to make Accommodations available to the Borrowers up to the amount of its Commitment in each case commencing on the Effective Date and ending on the Maturity Date or sooner as herein provided, by way of:

(a) the advance of Loans by each such Lender;

(b) the making of Letter of Credit Advances; and

(c) either:

(i) the acceptance of Bankers' Acceptances or the making of a BA Equivalent Advance by such Lender and the delivery of the discounted proceeds of sale received by such Lender or the amount of BA Equivalent Advance (less the applicable Acceptance Fees payable by a Borrower to such Lender) pursuant to Section 5.4 in respect thereof for the account of a Borrower through the Agent at the Agent's Account for Payments; or

(ii) the purchase of Bankers' Acceptances or the making of a BA Equivalent Advance by such Lender and the delivery of the Discount Proceeds in respect of such Bankers' Acceptances or BA Equivalent Advance (less the applicable acceptance fees payable by a Borrower to such Lender pursuant to Section 5.4) for the account of a Borrower through the Agent at the Agent's Account for Payments.

The Credit Facility is a three (3) year revolving credit facility, unless the Revolving Period is extended as set forth in Section 3.4. Each Borrower shall be entitled to repay all or any portion of the Outstandings under the Credit Facility from time to time and obtain further Accommodations from time to time during the Revolving Period; provided that the principal amount of Outstandings at any time under the Credit Facility shall not exceed the Total Commitment at such time.

A Lender shall not have any obligation to make any Loans, Letter of Credit Advances or accept Bankers' Acceptances or make BA Equivalent Advances under the Credit Facility at any time if, after giving effect thereto, the Equivalent Amount in Canadian Dollars of Borrowings from such Lender would exceed the Commitment of such Lender.

3.2 Purpose

Accommodations under the Credit Facility shall be used for general business purposes, including without limitation, for acquisitions.

3.3 Outstanding Obligations Under the Existing Accommodations

Effective as of the Effective Date the Existing Accommodations shall continue to be outstanding as Accommodations under this Agreement, and the Prior Credit Agreement shall be restated in the form of this Agreement.

3.4 Extension of Revolving Period

(a) **Request for Extension:** Each Borrower may, from time to time, request an extension of the Revolving Period for a period of one (1) year or less by sending to the Agent at the Agent's Branch of Account a Request for Extension in duplicate not less than 45 days and not more than 90 days prior to each anniversary date of April 21 and the Agent shall forthwith notify the Lenders of such request and each Lender shall acknowledge receipt of such notification. Provided the Lenders have previously received the financial statements required by Sections 9.1(f) and 9.1(g) and the budget required by Section 9.1(i) each Lender shall advise the Agent as to whether it agrees with such request within 21 days of being notified of a Borrower's Request for Extension, provided that in the event a Lender does not so advise the Agent within such 21 day period, such Lender shall be deemed to have advised the Agent that it does not agree with such request.

(b) **Extension:** If, pursuant to Section 3.4(a), Lenders which do not constitute the Majority Lenders or which hold less than 51% of the Total Commitment agree to the request made in a Request for Extension, then the Agent shall, within five (5) Business Days after it has received the response or deemed response of such Lenders to the Request for Extension, advise the Borrowers and the Revolving Period shall not be extended and the further provisions of this Section 3.4 shall have no further application to such Request for Extension. If the Lenders holding more than 51%, but less than 100%, of the Total Commitment agree to a Request for an Extension, then the Agent shall advise the Borrowers within five (5) Business Days after it has received the response or deemed response of such Lenders to the Request for Extension, and the other provisions of this Section 3.4 shall be applicable.

(c) **Request Refused:** If any Lender receiving a Request for Extension does not agree or is deemed not to have agreed to such a request (such Lender being a "**Non-Agreeing Lender**"), each of the other Lenders which do agree to such request shall have the right (but not the obligation) to purchase the Commitment of the Non-Agreeing Lender. Each of the other Lenders (a "**Purchasing Lender**"), wishing to exercise its rights to purchase the Commitment of a Non-Agreeing Lender shall forthwith so notify the Borrowers, the Agent, the Non-Agreeing Lender and each of the other Lenders under the Credit Facility and such Purchasing Lender shall thereupon be obligated to purchase, and the Non-Agreeing Lender shall be obligated to sell, not less than six (6) Business Days prior to the then end of the then current Revolving Period that portion of such Commitment which is in the ratio that its Lender's Proportion bears to the aggregate of the Lender's Proportions of all Purchasing Lenders or as otherwise agreed to by the Borrowers and the Purchasing Lenders. Notwithstanding the foregoing, and unless otherwise agreed at that time, the Non-Agreeing Lender shall not be obligated to sell to any Purchasing Lender unless (i) provision satisfactory to the Non-Agreeing Lender (acting reasonably) has been made for payment of any costs, losses, premiums or expenses incurred by the Non-Agreeing Lender by reason of any liquidation or re-deployment of deposits or other funds in respect of Libor Loans outstanding; and (ii) provision satisfactory to the Non-Agreeing Lender (acting reasonably) has been made for payment at maturity of outstanding Bankers' Acceptances accepted by it. The Non-Agreeing Lenders, the Purchasing Lenders, the Agent, the Borrowers and each of the other Lenders under the Credit Facility shall forthwith duly execute and deliver any necessary documentation to give effect to any purchase under this Section 3.4(c).

(d) **Replacement:** If a Non-Agreeing Lender's Commitment is not purchased pursuant to Section 3.4(c), at the option of the Borrowers:

(i) the Borrowers may arrange for a replacement lender (a "**Replacement Lender**") (which may but need not be one (1) of the Lenders) to purchase all or part of the Non-Agreeing Lender's Commitment on the same basis and subject to the same requirements and indemnities as specified in Section 3.4(c). Any such Replacement Lender shall require the approval of the Agent and any LC Fronting Lender, such approval not to be unreasonably withheld, and no later than two (2) Business Days prior to the end of the then current Revolving Period, such Replacement Lender shall have purchased all or part of the Non-Agreeing Lender's Commitment by execution of all necessary documentation including, without limitation, execution and delivery of a Lender Transfer Agreement; or

(ii) so long as there exists no Default or Event of Default, the Borrowers shall have any amount not assumed by a Lender under subsection (i) above prepaid and cancelled and the Total Commitment shall be reduced accordingly.

(e) **Extension:** The Revolving Period shall only be extended pursuant to any Request for Extension if:

(i) each Lender agrees to the request made in such Request for Extension; or

(ii) Lenders who are not Non-Agreeing Lenders constitute the Majority Lenders and Non-Agreeing Lenders hold less than 50% of the Total Commitment and the Commitment of each such Non-Agreeing Lender is either:

(A) purchased pursuant to Section 3.4(c); or

(B) replaced or prepaid and cancelled by the Borrowers pursuant to Section 3.4(d);

(f) and, in any such case, the Revolving Period shall thereupon be extended for one (1) year or such other period of time as the Lenders may stipulate in their response to a Request for Extension. The Borrowers understand that consideration of any Request for Extension constitutes an independent credit decision which each Lender on its own behalf retains the absolute and unfettered discretion to make and that no commitment in this regard is hereby given by any Lender and that any extension of the Revolving Period may be on such terms and conditions in addition to those set out herein as the Lenders may stipulate and the Borrowers may agree to.

3.5 Increase of Total Commitment

The Borrowers may at any time and from time to time, add additional financial institutions hereunder as Lenders or, with the consent of the applicable Lender, increase the Commitment of a Lender and thereby increase the Total Commitment, provided that at the time of any such addition:

(a) no Default or Event of Default has occurred and is continuing;

(b) the aggregate of the Commitments hereunder does not exceed Cdn. $150,000,000;

(c) the Agent and each LC Fronting Lender has consented to such financial institution becoming a Lender, if it is not already a Lender, such consent not to be unreasonably withheld or delayed;

(d) concurrently with the addition of a financial institution as an additional Lender or the increase of a Lender's Commitment, such financial institution or Lender, as the case may be, shall purchase from each Lender such portion of the Outstandings of and including therein such additional financial institution, are in accordance with the rateable share of all such Lenders (including the new financial institution) and such financial institution shall execute such documentation as is required by the Agent, acting reasonably, to novate such financial institution as a Lender hereunder; and

(e) the Borrowers have provided to the Agent a certified copy of a directors' resolution of each Borrower authorizing any such increase in the Total Commitment (which may be the original directors' resolution authorizing the Credit Facility) together with such other documents and legal opinions with respect thereto in substantially the same form as the documents and legal opinion in respect of the Borrowers delivered in connection with the initial closing of the Credit Facility.

3.6 Takeover Notification

In the event a Borrower wishes to utilize Accommodations to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person (other than a private company as defined under the *Securities Act* (Alberta) or a corporation whose shares are directly or indirectly held by one (1) Person) where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by such Borrower or its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate five percent (5%) or more of all of the outstanding securities of that class of securities of the Person or are likely to result in a change of the voting control of such Person if it is a publicly traded corporation, then such Borrower shall require the prior written consent of each Lender, such consent not to be unreasonably withheld before utilizing Accommodations for such purpose.

3.7 Accommodations

Subject to the provisions of this Agreement, the Borrowers may borrow, repay and reborrow by way of Accommodations from each Lender up to such Lender's Commitment:

(a) **Prime Loans:** by way of Prime Loans from the Lenders in minimum aggregate amounts of Cdn. $1,000,000 and in integral multiples of Cdn. $100,000 thereafter, upon prior written notice of at least one (1) Business Day;

(b) **Bankers' Acceptances and BA Equivalent Advances:** by way of Bankers' Acceptances accepted by the Lenders (or by way of BA Equivalent Advances) in minimum aggregate amounts of Cdn. $5,000,000 and in multiples of Cdn. $1,000,000 thereafter upon prior written notice of at least one (1) Business Day;

(c) **Letter of Credit Advance:** by way of the issuance of a Letter of Credit by an LC Fronting Lender upon prior written notice of at least three (3) Banking Days;

(d) **US Base Rate Loans:** by way of US Base Rate Loans from the Lenders in minimum aggregate amounts of US $1,000,000 and in integral multiples of US$100,000 thereafter upon prior written notice of at least one (1) Business Day; and

(e) **Libor Loans:** by way of Libor Loans from the Lenders in minimum aggregate amounts of US $5,000,000 and in integral multiples of US $1,000,000 thereafter, upon prior written notice of at least three (3) Banking Days;

each such notice to be given to the Agent at the Agent's Branch of Account at or prior to 12:00 noon (Toronto time) on the last day on which such notice can be given pursuant to this Section 3.7 and to be substantially in the form of Schedule "A". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of written notice substantially in the form of Schedule "A".

The Credit Facility shall terminate on the Maturity Date and all Outstandings thereunder shall be repaid in full to the Lenders not later than the Maturity Date.

3.8 Selection of Libor Interest Periods

If a Borrower elects to borrow by way of a Libor Loan pursuant to Section 3.7, elects to convert an Accommodation into a Libor Loan pursuant to Section 3.21 or elects to Rollover a Libor Loan pursuant to Section 3.22, such Borrower shall, prior to the beginning of the Libor Interest Period applicable to such Libor Loan, in accordance with the same period of notice required for the initial drawdown of a Libor Loan as set forth in Section 3.7 select and notify the Agent at the Agent's Branch of Account in writing, of the Libor Interest Period (which shall begin and end on a Banking Day) applicable to such Libor Loan.

3.9 Conditions Applicable to Bankers' Acceptances and BA Equivalent Advances

(a) **Purchase of Bankers' Acceptances by Lenders:** Subject to the terms and conditions of this Agreement, each Lender hereby agrees to purchase at the applicable Discount Rate its Lender's Proportion of Bankers' Acceptances issued by a Borrower pursuant to Sections 3.7 and 3.21. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Payment to Borrower:**

(i) On the Drawdown Date relating to any issue of Bankers' Acceptances, each Lender shall deliver the Discount Proceeds (less the applicable acceptance fees pursuant to Section 5.4) to the Agent for the account of the applicable Borrower through the Agent's Account for Payments.

(ii) In the case of a Rollover of Bankers' Acceptances, the applicable Borrower shall be liable to each Lender for the principal amount of maturing Bankers' Acceptances accepted by such Lender. In order to satisfy the continuing liability of the applicable Borrower to each such Lender for the principal amount of the maturing Bankers' Acceptances, each such Lender shall receive and retain for its own account the Discount Proceeds of such new Bankers' Acceptances accepted by it and the applicable Borrower shall on the maturity date of the maturing Bankers' Acceptances pay to the Agent for the benefit of such Lender an amount equal to the difference between the principal amount of the maturing Bankers

Acceptances accepted by it and the Discount Proceeds from the new Bankers' Acceptances accepted by it together with the fee to which such Lender is entitled pursuant to Section 5.4.

(iii) In the case of a Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the applicable Borrower to each Lender for the amount of the converted Accommodation, each Lender shall receive for its own account the Discount Proceeds of the Bankers' Acceptances accepted by it and the applicable Borrower shall on the Conversion Date pay to the Agent for the benefit of such Lender the difference between the principal amount of the converted Accommodation and the Discount Proceeds from such Bankers' Acceptances accepted by it together with the fee to which such Lender is entitled to pursuant to Section 5.4.

(iv) In the case of a Conversion of Bankers' Acceptances, in order to satisfy the continuing liability of the applicable Borrower to each Lender for an amount equal to the principal amount of such Bankers' Acceptances, the Agent and each Lender shall record the obligation of such Borrower to each Lender of the type into which the maturing Bankers' Acceptance has been converted.

(c) **Waiver of Presentment and Other Conditions:** Each Borrower waives presentment for payment and, except to the extent of the gross negligence or wilful misconduct of the Lenders referred to in the Power of Attorney - Bankers' Acceptances referred to in Section 3.9(e), any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance accepted by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the applicable Borrower agrees not to claim any days of grace if such Lender as holder sues such Borrower on the Bankers' Acceptance for payment of the amount payable by such Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the applicable Borrower shall pay the Agent on behalf of the Lender that has accepted such Bankers' Acceptance, the full Face Amount of such Bankers' Acceptance either through payment to the Agent's Branch of Account or conversion of such Bankers' Acceptance into a Prime Loan pursuant to Section 3.21.

(d) **Terms of Each Bankers' Acceptance:** Each Bankers' Acceptance shall:

(i) have a maturity date which shall be on a Business Day;

(ii) have a term of not less than one (1) month, and not more than (if available) six (6) months (excluding days of grace);

(iii) have an aggregate Face Amount of not less than Cdn. $5,000,000 and be in an integral multiple of Cdn. $1,000,000;

(iv) be in the standard form of each Lender accepting same, provided however, the Agent may require a Lender to use a generic form of Bankers' Acceptance, in a form satisfactory to the Borrowers and each Lender, each acting reasonably, provided by the Agent for such purpose in place of the Lender's own forms; and

(v) have a term which does not extend beyond the Maturity Date.

It is the intention of the parties that, pursuant to the *Depository Bills and Notes Act* (Canada) ("**DBNA**"), all Bankers' Acceptances accepted by the Lenders (other than Old System Lenders) under this Agreement shall be issued in the form of a "depository bill" (as defined in the DBNA), deposited with, and made payable to, a "clearing house" (as defined in the DBNA including, without limitation, The Canadian Depository for Securities Limited or its nominee, CDS & Co. ("**CDS**"). The Agent and the Lenders (other than Old System Lenders) shall, *inter alia*, effect the following and, subject to the approval of the Borrowers and the Majority Lenders, establish and notify the Borrowers and the Lenders of any additional procedures, consistent with the terms of this Agreement and the quarterly requirements of the DBNA, as are reasonably necessary to accomplish such intention including, without limitation:

(A) each Bankers' Acceptance accepted by a Lender (other than an Old System Lender) hereunder shall have marked prominently and legibly on its face a notation to the effect that it is issued subject to the DBNA;

(B) any reference to authentication of the Bankers' Acceptance will be removed; and

(C) such Bankers' Acceptance shall not be marked with any words prohibiting negotiation, transfer or assignment of it or of any interest in it.

(e) **Power of Attorney - Bankers' Acceptances:** As a condition precedent to each Lender's obligation to accept and purchase Bankers' Acceptances hereunder, and subject to the DBNA compliance requirements set forth in Section 3.9(d), the Borrowers agree to the Power of Attorney Terms - Bankers' Acceptances set out in Schedule "B".

(f) **Failure to Give Notice of Repayment:** If a Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of such Bankers' Acceptance as set forth in Section 3.7, the Face Amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.21.

(g) **BA Equivalent Advances:** Notwithstanding the foregoing provisions of this Section 3.9 a Non-Acceptance Lender shall, in lieu of accepting Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances which, but for this Section 3.9(g), such Lender would otherwise be required to accept as part of such an Accommodation by way of Bankers' Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith. Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable acceptance fees pursuant to Section 5.4 which, but for this Section 3.9(g), such Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. The BA Equivalent Advance shall accrue interest at a rate per annum equal to the Non-Acceptance Discount Rate for such Bankers' Acceptance for the term of such BA Equivalent Advance. Upon the maturity date for such Bankers' Acceptances, the applicable Borrower shall pay to each Non-Acceptance Lender in satisfaction of the BA

Equivalent Advance and accrued interest thereon an amount equal to the Face Amount of the Bankers' Acceptance which, but for this Section 3.9(g), such Lender would otherwise have been required to accept as part of such issue of Bankers' Acceptances, failing which such amount shall be converted to a Prime Loan.

All BA Equivalent Advances made by a Non-Acceptance Lender shall, if requested by such Lender, be evidenced by promissory notes of the applicable Borrower in form and substance satisfactory to such Lender, each acting reasonably.

All references herein to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise required be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender in conjunction with an Accommodation by way of Bankers' Acceptances.

3.10 Agent's Duties re Bankers' Acceptances

(a) **Advice to the Lenders:** The Agent, promptly following receipt of a Borrowing Notice by way of Bankers' Acceptance or Conversion Notice of an Accommodation to a Bankers' Acceptance, shall so advise the Lenders of the Face Amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall be identical for all Lenders. By no later than 10:30 a.m. (Toronto time) on each Drawdown Date or Conversion Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the Agent shall determine the applicable CDOR Rate in respect of such Bankers' Acceptances and obtain quotations from each Schedule II Lender of the Discount Rate then applicable to Bankers' Acceptances accepted by such Lender.

(b) **Agent's Confirmation of Bankers' Acceptance Issuance:** On or prior to 11:30 a.m. (Toronto time) on the Drawdown Date or Conversion Date relating to all Bankers' Acceptances to be purchased by the Lenders on such date, the Agent shall provide written confirmation to each Borrower and each Lender with respect to such Bankers' Acceptances, and shall include reasonable particulars as to such Bankers' Acceptances.

(c) **Completion of Bankers' Acceptance:** Upon receipt of such written confirmation, each Lender is thereupon authorized to complete bankers' acceptances in the manner applicable pursuant to Section 3.9(e) in accordance with the particulars so advised by the Agent.

3.11 Letters of Credit

Upon timely fulfillment of all applicable conditions as set forth in this Agreement, but subject to the limitations in Section 3.12, each LC Fronting Lender (in its name but on behalf of the Lenders under the Credit Facility) agrees to issue Letters of Credit on any Banking Day for the account of the applicable Borrower. No Letter of Credit may have a maturity date that is either later than 365 days after it is issued or later than the Maturity Date.

3.12 LC Procedures and Limitations

The following provisions shall apply to Letter of Credit Advances:

(a) up to a maximum aggregate Face Amount of Cdn. $25,000,000 (or the U.S. Dollar equivalent) of Letters of Credit may be issued and outstanding under the Credit Facility;

(b) the applicable LC Fronting Lender shall not have any obligation to issue a Letter of Credit until such ancillary documents, including applications, as it normally requires for similar transactions have been executed and delivered to it, and

all payments made by the applicable LC Fronting Lender to any Person pursuant to a Letter of Credit shall, unless the applicable Borrower reimburses the applicable LC Fronting Lender for each such payment on or before the date it is made, be deemed as and from the date of such payment to be a Prime Rate Advance for payments made by the applicable LC Fronting Lender in Canadian Dollars and U.S. Base Rate Advances for payments made by the applicable LC Fronting Lender in U.S. Dollars, with the proceeds of such Prime Rate Advance or U.S. Base Rate Advance, as the case may be, being applied against the applicable Borrower's obligations to reimburse the applicable LC Fronting Lender for payments made under the Letter of Credit.

3.13 Payment Under Letters of Credit

The Borrowers unconditionally and irrevocably authorize the applicable LC Fronting Lender to pay the amount of any draft or demand made on the applicable LC Fronting Lender under and in accordance with the terms of any Letter of Credit on demand without requiring proof of the Borrowers' agreement that the amount so demanded was due and notwithstanding that the Borrowers may dispute the validity of any such draft, demand or payment.

None of any LC Fronting Lender or any Lender shall have any responsibility or liability for, or any duty to inquire into, the authorization, execution, signature, endorsement, correctness, genuineness or legal effect of any certificate or other document presented to the applicable LC Fronting Lender pursuant to any Letter of Credit, and the Borrowers fully and unconditionally assume all risks with respect to the same and, without limiting the generality of the foregoing, all risks of the acts or omissions of any beneficiary of any Letter of Credit with respect to the use by any beneficiary of any Letter of Credit. None of any LC Fronting Lender or any Lender shall be responsible for:

(a) the validity of certificates or other documents delivered under or in connection with any Letter of Credit that appear on their face to be in order, even if such certificates or other documents should in fact prove to be invalid, fraudulent or forged;

(b) errors, omissions, interruptions or delays in transmission or delivery of any messages by mail, cable, telegraph, telefax or otherwise, whether or not they are in code;

(c) errors in translation or for errors in the interpretation of technical terms or for errors in the calculation of amounts demanded under any Letter of Credit;

(d) any failure or inability of any LC Fronting Lender to make payment under any Letter of Credit as a result of any Applicable Laws or by reason of any control or restitution rightfully or wrongfully exercised by any Person asserting or exercising governmental or paramount powers; or

(e) any other consequences arising in respect of a failure by any LC Fronting Lender to honour a Letter of Credit due to causes beyond the control of such LC Fronting Lender;

and none of the above shall affect or impair any of the rights or powers of the Lenders hereunder or the obligations of the Borrowers under Section 3.14. Without limiting the generality of the foregoing, it is agreed that any payment made by any LC Fronting Lender in good faith under and in accordance with the terms of a Letter of Credit shall be binding upon the Borrowers and shall not result in any liability of any

LC Fronting Lender or any of the Lenders to the Borrowers and shall not lessen the obligations of the Borrowers under Section 3.14.

Notwithstanding the provisions of this Section 3.13, the Borrowers shall not be responsible for, and none of any LC Fronting Lender or any Lender shall be relieved of responsibility for, any wilful misconduct or gross negligence of or by any LC Fronting Lender or any other Lender.

3.14 Reimbursement Obligations of the Borrowers

The Borrowers shall reimburse the applicable LC Fronting Lender on demand for any amounts paid by such LC Fronting Lender from time to time as contemplated by Section 3.13 and, without limiting the generality of the foregoing, the Borrowers shall indemnify and save any LC Fronting Lender and the other Lenders harmless on demand from and against any and all other losses (other than lost profits), costs, damages, expenses, claims, demands or liabilities which any of them may suffer or incur arising in any manner whatsoever in connection with the making of any such payments (including, without limitation, in connection with proceedings to restrain any LC Fronting Lender from making, or to compel any LC Fronting Lender to make, any such payment).

3.15 Overdue Amounts and Indemnity

Without limiting any other provisions of this Agreement, if the Borrowers shall fail to reimburse the applicable LC Fronting Lender for any payments made by such LC Fronting Lender under a Letter of Credit as contemplated in Section 3.14, the amount that the Borrowers fail to reimburse such LC Fronting Lender shall be deemed to be a Prime Rate Advance for payments made by such LC Fronting Lender in Canadian Dollars and U.S. Base Rate Advances for payments made by the such LC Fronting Lender in U.S. Dollars to the Borrowers. Such LC Fronting Lender shall forthwith give notice of such Accommodation to the Borrowers and to the Agent, which shall promptly give notice to the other Lenders following which each Lender shall deliver its Lender's Proportion of such Accommodation to the Agent for the benefit of such LC Fronting Lender not later than 2:00 p.m. (Toronto time) on the next Banking Day after the day that such Accommodation is deemed to have been made. If a Letter of Credit is issued with a maturity date that is later than a Non-Agreeing Lender Maturity Date:

(a) the applicable Non-Agreeing Lender will continue to be obligated to provide its Lender's Proportion of any such Accommodation made on or before the Non-Agreeing Lender Maturity Date; and

(b) Lenders who are not Non-Agreeing Lenders will be obligated to provide its Lender's Proportion (for greater certainty, calculated by excluding the Commitments of any Non-Agreeing Lenders that have expired) of any such Accommodation made after the Non-Agreeing Lender Maturity Date.

Interest shall be payable on such deemed Prime Rate Advance or U.S. Base Rate Advance from the date of such deemed Prime Rate Advance or U.S. Base Rate Advance in accordance with the terms of this Agreement.

3.16 Indemnification of LC Fronting Lender

Each Lender agrees to indemnify the applicable LC Fronting Lender (to the extent not reimbursed by the Borrowers), according to its Lender's Proportion of the Credit Facility from and against any and all liabilities and obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted

against any LC Fronting Lender in any way relating to or arising out of the issuance of a Letter of Credit in accordance with this Agreement, provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from any LC Fronting Lender's gross negligence or wilful misconduct.

3.17 Acceleration

Upon the Agent making a declaration under Section 10.2, the maximum amount of the contingent liability of any LC Fronting Lender and the Lenders under any Letter of Credit which is then outstanding shall immediately become due and payable to the Agent notwithstanding that the applicable LC Fronting Lender has not at such date been required to make payment under any such Letter of Credit. Any such amount paid to the Agent for the account of the Lenders shall be held by the Agent for the account of the Lenders in a separate collateral account of the Borrowers as security for the repayment of future indebtedness of the Borrower to the Lenders in respect of Letters of Credit which are drawn down and, pending the expiry of all outstanding Letters of Credit, any amounts paid to the Agent for the account of the Lenders shall bear interest at the rate established by the Agent from time to time as that payable in respect of 30 day certificates of deposit of the Agent for monies of like amount.

3.18 Conflict with Applications

To the extent that any provision of any application for the issuance of a Letter of Credit in the standard form of the applicable LC Fronting Lender or such other form as may be approved by the applicable LC Fronting Lender is inconsistent with the provisions of Sections 3.12, 3.13, 3.14, 3.15 or 3.16, the provisions of such Sections of this Agreement shall apply.

3.19 Notice of Repayment

Each Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Accommodations in accordance with the same period of notice required pursuant to Section 3.7, for the initial drawdown of the basis of the Accommodation being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing, a Bankers' Acceptance shall only be repaid on its maturity date and a Libor Loan shall only be repaid prior to the last day of the Libor Interest Period applicable to such Libor Loan upon payment by the applicable Borrower of amounts payable in respect thereof pursuant to Sections 4.4 and 11.5. Such amounts deposited by the applicable Borrower shall belong to such Borrower and shall be held by the Agent in an interest bearing Cash Collateral Account with interest to be credited to such Borrower at rates prevailing at the time of deposit and shall be applied by the Agent in accordance with the provisions hereof to satisfy the obligations of such Borrower with respect to the outstanding Bankers' Acceptance or Libor Loan, as applicable. Such Cash Collateral Account shall be assigned to the Agent as security for the Indebtedness of the Borrowers hereunder and amounts held in such Cash Collateral Account may not be withdrawn by the applicable Borrower without the consent of the Agent; however, interest on such deposited amount shall be for the account of such Borrower and, provided no Default or Event of Default has occurred and is continuing, may be withdrawn from time to time by such Borrower. If after maturity of the Bankers' Acceptance or expiration of the Libor Interest Period, as applicable, for which such funds are held and application by the Agent of the amounts in such Cash Collateral Account to satisfy the Indebtedness of the Borrowers with respect to the Bankers' Acceptance or Libor Loan being repaid, any excess remains and no Default or Event of Default has occurred and is continuing, such excess shall be promptly paid by the Agent to the applicable Borrower.

3.20 Pro-Rata Treatment of Accommodations

(a) **Pro-Rata Accommodations:** Subject to Section 3.20(b), each Accommodation and each basis of Accommodation shall be made available by each Lender and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Accommodations and each basis of Accommodation outstanding to each Lender will, to the extent possible, thereafter be in the same proportion as the Lender's Proportion of such Lender. The Agent is authorized by each Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Accommodations and each basis of Accommodation to be made available by each Lender and the application of repayments and reductions of Accommodations to give effect to the provisions of this Section 3.20(a) and Section 7.2; provided that, subject to Section 3.20(b), no Lender shall, as a result of any such determination, have Accommodations outstanding in an amount which is in excess of the amount of its Commitment.

(b) **Agent's Discretion on Allocation:** If it is not practicable to allocate Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be purchased by such Lender hereunder is in a whole multiple of Cdn. $100,000 or such lesser amount as the Lenders and the Agent may agree, the Agent is authorized by each Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances. In no event shall the outstanding Accommodations of a Lender exceed its Commitment as a result of such exercise of discretion by the Agent. In the event it is not practicable to allocate each basis of Accommodation in accordance with Section 3.20(a) by reason of the occurrence of circumstances described in Sections 11.2, 11.3 or 11.4, the Agent is authorized by each Borrower and each Lender to make such allocation as the Agent determines in its sole and unfettered discretion may be equitable in the circumstances.

(c) **Further Assurances by Borrower:** Each Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.20.

3.21 Conversion Option

A Borrower may, during the term of this Agreement, convert any basis of Accommodation in a currency to another basis of Accommodation in the same currency upon giving the Agent at the Agent's Branch of Account a Conversion Notice in accordance with the period of notice and other requirements set out in Section 3.7 applicable to the basis of Accommodation to which any Accommodation is being converted (other than delivery of a notice in the form of Schedule "A"), provided that:

(a) **Bankers' Acceptances:** a Bankers' Acceptance and BA Equivalent Advance may only be converted on its maturity date; and

(b) **Libor Loans:** a Libor Loan may be converted on the last day of the Libor Interest Period applicable to such Libor Loan or on any other day if the applicable Borrower pays all amounts payable in respect thereof pursuant to Section 11.5.

On each Conversion Date, the applicable Borrower shall be required to repay to the Agent for the account of the Lenders the basis of Accommodation which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to such Borrower the Accommodations into which such basis of Accommodation is being converted.

3.22 Rollovers

A Borrower may, during the term of this Agreement, Rollover all or any portion of a Banker's Acceptance or BA Equivalent Advance on its maturity date or all or any portion of a Libor Loan for an additional Libor Interest Period subsequent to the initial or any subsequent Libor Interest Period where the amount of such continued Libor Loan will be equal to the amount of the existing Libor Loan, upon giving the Agent at the Agent's Branch of Account a Rollover Notice in accordance with the period of notice and other requirements set out in Section 3.7 applicable to Libor Loans, Bankers' Acceptances and BA Equivalent Advances (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any such Bankers' Acceptance, the making of such BA Equivalent Advance or the commencement of any subsequent Libor Interest Period, a Default or Event of Default shall have occurred and be continuing, in which event the applicable Borrower shall be deemed to have converted such Bankers' Acceptance or BA Equivalent Advance into a Prime Loan or such Libor Loan to a US Base Rate Loan pursuant to Section 3.21 and such Borrower shall not be entitled to continue such Libor Loan subsequent to the existing Libor Interest Period. In the event notice of a Rollover of an existing Bankers' Acceptance, BA Equivalent advance or an existing Libor Loan is not given pursuant to this Section 3.22 or notice of a Conversion of such existing Bankers' Acceptance, BA Equivalent Advance or such existing Libor Loan is not given pursuant to Section 3.21, such Bankers' Acceptance of BA Equivalent Advance shall be converted to a Prime Loan on the maturity date of such Bankers' Acceptance or BA Equivalent Advance, or such Libor Loan shall be converted to a US Base Rate Loan on the last day of the Libor Interest Period applicable to such existing Libor Loan.

3.23 Notices Irrevocable

All notices delivered or deemed to be delivered by a Borrower pursuant to this Article 3 shall be irrevocable and shall oblige such Borrower to take the action contemplated on the date specified therein.

3.24 Joint and Several Liability of the Borrowers

Each Borrower shall be jointly and severally indebted and liable to the Lenders and the Agent in respect of all Indebtedness, obligations and liabilities of either Borrower to the Agent or any of the Lenders hereunder.

ARTICLE 4
REPAYMENT AND PREPAYMENT

4.1 Repayment of Outstandings In Excess of Commitments

If the amount of Outstandings (determined in Canadian Dollars with all Accommodations denominated in US Dollars being converted to the Equivalent Amount of Canadian Dollars using the Bank of Canada noon (Toronto time) spot rate for converting US Dollars to Canadian Dollars on the first Business Day of the calendar month for any determination of the currency conversion in such month) outstanding to the Lenders is on any day in excess of the amount of the Total Commitment, the Borrowers shall within five (5) Business Days thereafter repay, provide cash cover to be held by the Agent on behalf of the Lenders in the same manner provided for in Section 10.3 or otherwise reduce a portion of such Accommodations to the extent of the amount of such excess.

Notwithstanding the foregoing, if the excess referred to above is as a result of exchange rate fluctuations and such excess does not exceed 105% of the Total Commitment, then the Borrowers shall not be obligated to provide the cash cover referred to above unless such excess continues for five (5) consecutive Business Days.

4.2 Repayment of Borrowings

Each Borrower shall repay all Accommodations then outstanding under the Credit Facility and the Commitment of each Lender shall be reduced to zero on the earliest of: (i) the Acceleration Date; and (ii) the Maturity Date. Each Borrower shall ensure that all Libor Loans, Letters of Credit, Bankers' Acceptances and BA Equivalent Advances mature on or prior to the Maturity Date and shall ensure that the maturities of all Bankers' Acceptances, Libor Loans, Letters of Credit and BA Equivalent Advances are such that the foregoing mandatory repayments can be effected.

4.3 Cancellation of Commitment and Prepayment

Each Borrower may, without penalty or premium, at any time upon three (3) Business Days' prior written notice substantially in the form of Schedule "A", prepay and/or cancel all of the Total Commitment or any portions thereof in minimum amounts of Cdn. $5,000,000 and whole multiples of Cdn. $1,000,000, provided that on or prior to the last day of such notice period, such Borrower has:

(a) identified in writing, the amount of reduction to be made to the Total Commitment;

(b) prepaid or otherwise reduced Outstandings outstanding to each Lender in an amount equal to the amount by which Outstandings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Commitments provided for in such notice; and

(c) paid all accrued interest and other charges and fees in respect of the Outstandings being repaid or reduced as aforesaid.

Any such notice of cancellation or prepayment is irrevocable and the amount of the Total Commitment and the Commitment of each Lender so cancelled and reduced or prepaid may not be reinstated hereunder.

4.4 Early Repayment of Libor Loans and Bankers' Acceptances

The Borrowers shall not cancel all or any portion of the Total Commitment pursuant to Section 4.3 if the Accommodations required to be repaid to a Lender as a result thereof include Libor Loans with a Libor Interest Period falling subsequent to the date of such cancellation or Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless on the date of such cancellation, the applicable Borrower has paid to the Agent at the Agent's Account for Payments, for the account of such Lender, in respect of Libor Loans the amount required to be paid pursuant to Section 11.5, and has, in respect of Bankers' Acceptances, paid to each Lender the amount determined by such Lender, acting reasonably, (and advised to the Agent) to be the amount required to be paid on such date of cancellation in order to yield to the Lender the Face Amount of all such Bankers' Acceptances, as applicable, on the maturity date thereof.

4.5 Evidence of Indebtedness

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the applicable Borrower to the Agent and each Lender under this Agreement. The Agent shall debit therein the amount of such Borrowings, and shall enter therein each payment of Borrowings and interest thereon and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender, Letters of Credit issued by the LC Fronting Lenders and all other amounts becoming due to the Agent and each such

Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the Indebtedness of the applicable Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the applicable Borrower and the amounts such Borrower has paid from time to time on account of the Borrowing and interest thereon and fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to a Borrower copies of such accounts and records upon such Borrower's reasonable request.

ARTICLE 5
PAYMENT OF INTEREST AND FEES

5.1 Interest on Prime Loans

The applicable Borrower shall pay to the Agent on behalf of each Lender interest on each Prime Loan in Canadian Dollars at the Agent's Account for Payments at a rate per 365 day period equal to the Prime Rate plus the Margin applicable to such Prime Loan. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan and a change in the Margin will cause a change in the interest payable as provided for in Section 5.11. Such interest is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of 365 days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.1 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by 365.

5.2 Interest on US Base Rate Loans

The applicable Borrower shall pay to the Agent on behalf of each Lender interest on each US Base Rate Loan in US Dollars at the Agent's Account for Payments at a rate per 365 day period equal to the US Base Rate plus the Margin applicable to such US Base Rate Loan. A change in the US Base Rate will simultaneously cause a corresponding change in the interest payable for a US Base Rate Loan and a change in the Margin will cause a change in the interest payable as provided for in Section 5.11. Such interest is payable monthly in arrears on each Interest Date for the period commencing on and including the immediately prior Interest Date up to and including the last day prior to the Interest Date on which such interest is to be paid and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in a year of 365 days. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.2 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by 365.

5.3 Interest on Libor Loans

The applicable Borrower shall pay to the Agent on behalf of each Lender interest on each Libor Loan in US Dollars at the Agent's Account for Payments for the period commencing on and including the first day of the Libor Interest Period applicable to such Libor Loan up to but not including the last day of such Libor Interest Period at a rate per 360 day period, equal to the sum of Libor plus the Margin applicable to such Libor Loan. A change in the Libor Margin will cause a corresponding change in the interest payable for a Libor Loan as provided for in Section 5.11. Such interest shall be payable on each Libor Interest Date applicable to such Libor Interest Period and shall be calculated on a daily basis and on the basis of the actual number of days elapsed in the period for which such interest is payable (including

the first day of such period but excluding the date on which such interest is payable) divided by 360. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 5.3 are equivalent, are the rates so determined multiplied by the actual number of days in a period of one (1) year commencing on the first day of the period for which such interest is payable and divided by 360.

5.4 Bankers' Acceptance Fees

The applicable Borrower shall pay acceptance fees in Canadian Dollars to the Agent on behalf of the Lenders at the Agent's Account for Payments forthwith upon the acceptance by each Lender of each Bankers' Acceptance issued by such Borrower at a rate per 365 day period equal to the applicable Margin, calculated on the Face Amount of such Bankers' Acceptance and on the basis of the number of days in the term of such Bankers' Acceptance divided by 365. Acceptance fees payable to the Lenders pursuant to this Section 5.4 shall be paid in the manner specified in Section 3.9. All fees payable pursuant to this Section 5.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the applicable Borrower based on the applicable Margin in effect on such date as provided for in Section 5.11; provided that if during the term of any such Bankers' Acceptance a change in the Margin occurs, the fees paid by such Borrower in respect of such Bankers' Acceptance shall be adjusted effective at the beginning of the Fiscal Quarter next following the Fiscal Quarter in which the change in the Margin occurs pursuant to Section 5.11, to reflect the Margin for the remaining term (if any) of the Bankers' Acceptance and the applicable Borrower, in the case of an increase in the Margin, shall forthwith after receipt of a notice from the Agent make such payments to the Agent at the Agent's Account for Payments for the account of the Lenders as are necessary to reflect such change and the Lenders, in the case of a decrease in the Margin, shall credit any amount which would otherwise be refundable to such Borrower against amounts in respect of interest or fees accruing hereunder in relation to such Borrower.

5.5 Letter of Credit Fees

The Borrowers shall pay the applicable Letter of Credit Fee with respect to each Letter of Credit issued under the Credit Facility to the Agent for the account of the Lenders and the Letter of Credit Fronting Fee to the applicable LC Fronting Lender, for the period from and including the date of issuance of the Letter of Credit to and including the stated expiry date thereof, calculated on the Face Amount of the Letter of Credit and payable by the Borrowers quarterly in arrears on the third Banking Day after the end of each calendar quarter. Such Letter of Credit Fee and Letter of Credit Fronting Fee shall be payable in the currency in which the applicable Letter of Credit is denominated. In addition, the Borrowers shall pay to each LC Fronting Lender all usual and customary fees of the applicable LC Fronting Lender with respect to the administration of such Letter of Credit including any amendments to such Letter of Credit according to the then current fee schedule of the applicable LC Fronting Lender.

5.6 Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the applicable Borrower shall and hereby agrees to pay to the Lenders interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by Applicable Law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is made before 10:00 a.m. at the place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded on the last Business Day of each calendar month and be payable in the currency of the relevant Accommodation on demand, as well after as before maturity, default and judgment, at a rate per annum that is equal to:

(a) if such amount is payable in Canadian Dollars, the Prime Rate plus 2% per annum; and

(b) if such amount is payable in US Dollars, the US Base Rate plus 2% per annum.

The Borrowers hereby waive, to the fullest extent it may do so under Applicable Law, any provisions of Applicable Law, including specifically the *Interest Act* (Canada) or the *Judgment Interest Act* (Alberta) which may be inconsistent with this Agreement.

5.7 Commitment Fees

The applicable Borrower shall pay commitment fees to the Agent on behalf of each Lender at the Agent's Account for Payments calculated quarterly in arrears on the last Business Day of each calendar quarter commencing with the last Business Day of the calendar quarter in which the Effective Date occurs, and payable quarterly in arrears on the last Business Day of each calendar quarter thereafter and on the applicable Maturity Date. Each payment of commitment fees shall be calculated for the period commencing on and including the Effective Date or the last date on which such commitment fees were payable hereunder, as the case may be, up to and including the day immediately preceding the last day of the calendar quarter for which such commitment fees are to be paid and shall be in an amount equal to the Commitment Fee Rate in effect on each day during such period of calculation multiplied by the difference, if positive, obtained by subtracting the Accommodations outstanding from such Lender for each day in the period of the calculation from the amount of such Lender's Commitment in effect on each such day. Such commitment fees shall be calculated on a daily basis and on the basis of a 365 day year. For purposes of calculating commitment fees payable pursuant to this Section 5.7, the amount of Accommodations outstanding from time to time in US Dollars on each day during the period for which such commitment fees are payable shall, for the purposes of determining an Equivalent Amount on such day, be notionally converted to the Equivalent Amount in Canadian Dollars using the Bank of Canada noon (Toronto time) spot rate for converting US Dollars to Canadian Dollars in effect at the end of such day.

5.8 Agent's Fees

The Borrowers shall pay an agency fee to the Agent (for the Agent's sole account) at the Agent's Account for Payments, in the amount as from time to time agreed to between the Borrowers and the Agent, on the Effective Date and on each extension of the Revolving Period and such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

5.9 Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by Applicable Law. In the event any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under Applicable Law.

5.10 Interest Generally

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement or in any other Loan Document now or hereafter granted to or taken by the Lender and all interest and fees payable by a Borrower to any Lender shall accrue from day to day and be computed as described herein in accordance with the "nominal rate" method of interest calculation.

5.11 Interest and Fee Adjustment

In the event of a change in the Margin as a result of a change in the Debt to EBITDA Ratio, such change shall become effective (except as provided in Section 5.4 for acceptance fees) on the day on which the Fund and the Borrowers deliver a Compliance Certificate in accordance with the requirements hereof evidencing the change in the Debt to EBITDA Ratio, or, if the Fund and the Borrowers have not delivered a Compliance Certificate as required by the terms hereof within 60 days of the end of any Fiscal Quarter, then such change in the Margin shall become effective on such 60th day and the determination of the Debt to EBITDA Ratio on such date shall be made by the Agent, in its sole discretion, and such determination shall be final and binding for all purposes hereof.

ARTICLE 6
RESTRICTED SUBSIDIARIES, RESTRICTED SUBSIDIARY GUARANTEES AND SECURITY

6.1 Restricted Subsidiaries and Restricted Subsidiary Guarantees

(a) The Fund, from time to time, by notice in writing to the Agent, entitled to designate that:

(i) a Subsidiary which is not a Restricted Subsidiary shall become a Restricted Subsidiary; or

(ii) a Restricted Subsidiary shall cease to be a Restricted Subsidiary;

provided that the Fund shall not be entitled to designate that a Restricted Subsidiary shall cease to be a Restricted Subsidiary if a Default or an Event of Default would result from or exist immediately after such a designation.

(b) Within 30 days of a Subsidiary being designated a Restricted Subsidiary, the Fund shall cause such Subsidiary to execute and deliver (i) a Restricted Subsidiary Guarantee, (ii) a supplement or joinder to the Collateral Agency Agreement adding such Subsidiary to the Collateral Agency Agreement, and (iii) such supporting documents (including copies of constating documents, certificates and opinions) as the Agent may reasonably require.

(c) The Agent shall promptly release any Restricted Subsidiary Guarantee provided by a Restricted Subsidiary that ceases to be a Restricted Subsidiary in accordance with the provisions hereof.

6.2 Extensions, Etc.

The Lenders may directly, or through the Agent or other duly authorized representatives, grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with a Borrower, any other Loan Party or any other Persons, sureties or securities as the Lenders, in their sole discretion, may see fit, all without prejudice to the liability of the Borrowers or any other Loan Party under the Loan Documents or the rights of the Lenders under the Loan Documents.

ARTICLE 7
PAYMENT AND TAXES

7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrowers pursuant to this Agreement shall be paid in the currency in which it is due for value at or before 1:00 p.m. (Toronto time) on the day such payment is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and any such extension of time shall be included in the computation of the payment of any interest or fees payable under this Agreement. Unless otherwise specifically provided for herein, all payments required to be made by a Borrower or a Lender shall be made to the Agent's Account for Payments. Receipt by the Agent from the Borrowers of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

7.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by all of the Lenders in their sole discretion, all payments made by or on behalf of a Borrower pursuant to this Agreement, prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Sections 10.1(e) or 10.1(f), shall be applied by the Agent rateably, in the case of payments made in respect of the Credit Facility, among the Lenders and the Agent in accordance with amounts owed to such Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) **Expenses:** firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) **Interest and Fees:** secondly, in payment of any amounts due and payable as and by way of interest pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Sections 5.4, 5.5,5.7 and 5.8 and interest on overdue amounts pursuant to Section 5.6; and

(c) **Other Amounts (other than Accommodations):** thirdly, in payment of any amounts (other than Accommodations) then due and payable by such Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2;

with the balance to be applied to repay or otherwise reduce Accommodations in a manner so that the Accommodations and each basis of Accommodation outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender in respect of such Accommodations.

7.3 Taxes

The Borrowers shall make all payments to the Agent on behalf of the Lenders without set-off or counterclaim, free and clear of, and without deduction for or on account of, any Tax, other than tax withheld in respect of a Lender by reason of such Lender not being a resident of Canada within the meaning of the *Income Tax Act* (Canada) ("**Withholding Tax**"). If any Tax is deducted or withheld from any payments, other than in respect of any Withholding Tax in respect of a Lender not a resident of Canada within the meaning of the *Income Tax Act* (Canada), the applicable Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with

the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by such Borrower on behalf of the Lenders.

7.4 Account Debit Authorization

Each Borrower authorizes and directs the Agent, in its discretion, to automatically debit or credit, as applicable, by mechanical, electronic or manual means, the bank accounts of the applicable Borrower maintained with RBC (for so long as RBC is Agent hereunder) for all amounts payable under this Agreement, including but not limited, to the repayment of principal and the payment of interest, fees and all charges for the keeping of such bank accounts, and amounts becoming payable or reimbursable to such Borrower hereunder.

ARTICLE 8
CONDITIONS PRECEDENT TO DISBURSEMENT OF THE ACCOMMODATIONS

8.1 Effectiveness and Conditions Precedent

This Agreement shall become effective at such time as the following conditions precedent have been satisfied to the satisfaction of the Agent and the Lenders:

(a) **No Event of Default:** as of such time, there exists no Default or Event of Default;

(b) **Representations and Warranties True:** the representations and warranties contained in Article 2 are true and correct as of such time;

(c) **Receipt of Documentation:** the Agent has received, in form and substance satisfactory to the Lenders, and with copies for the Agent and each of the Lenders, the following:

(i) a duly executed copy of this Agreement;

(ii) releases of Security Interests that are not Permitted Encumbrances;

(iii) the KELP Guarantee, the KEFL Guarantee and the Fund Guarantee;

(iv) a certified copy of the certificate of partnership and the Partnership Agreement, including all amendments thereto, of KELP;

(v) a certified copy of the Declaration of Trust for the Fund, including all amendments thereto;

(vi) a certified copy of the constitutional documents and by-laws, including all amendments thereto, of each Loan Party that is a corporation;

(vii) a certificate of status, certificate of compliance, good standing or similar certificate in respect of each Loan Party that is a corporation issued under the laws of the provinces in which any of them carries on any material business;

(viii) a certified copy of (A) a directors' resolution of the administrator of KELP, (B) directors' resolutions for each Loan Party that is a corporation, and (C) directors' resolution for the Administrator in its capacity as administrator of the Fund, in

each case with respect to the Loan Documents to which it is a party, certified as of the Effective Date;

(ix) certificates of incumbency in respect of each Loan Party;

(x) an organizational chart accurately setting forth the structure of the Fund and its Subsidiaries;

(xi) an opinion of Macleod Dixon LLP, counsel to Loan Parties, addressed to the Agent and each Lender, relating to, *inter alia*, existence of the Loan Parties and the authorization, execution, delivery and enforceability of the Loan Documents to which each is a party;

(xii) an opinion of Fraser Milner Casgrain LLP, counsel to the Lenders, addressed to the Agent and each Lender;

(xiii) a duly completed Compliance Certificate;

(xiv) evidence of insurance in compliance with Section 9.1(l);

(xv) such other documents and documentation which the Agent may reasonably request;

(d) **Fees:** payment of all advisory, commitment and agency fees of the Agent and the Lenders;

(e) **Reorganization:**

(i) satisfactory review by the Lenders and the Agent of (i) the documents relating to the Reorganization, including without limitation the Information Circular, the plan of arrangement relating to the Reorganization, (ii) each Material Contract and (iii) the documents relating to the amendment of the Notes;

(ii) the Reorganization closes prior to the initial Accommodation hereunder, which shall be on or prior to January 2, 2008, without any material changes thereto which have not been consented to by the Lenders, such consent not to be unreasonably withheld; and

(iii) since the date of the Information Circular, nothing has occurred and no fact or circumstance exists that would reasonably be expected to have a Material Adverse Effect and the Agent shall have received a Certificate from a senior officer of the Administrator on behalf of the Fund to that effect; and

(f) Tax Ruling: the Agent has received, with copies for the Agent and each of the Lenders, a copy of the advance tax ruling issued by Canada Revenue Agency with respect to the steps undertaken as part of the Reorganization.

8.2 Continuing Conditions Precedent

Except as expressly provided in Section 2.2 with respect to Rollover and Conversions, the obligation of the Lenders to make available any Accommodations pursuant to Section 3.7 or to make any

Conversion of Accommodations pursuant to Section 3.21 or to make a Rollover pursuant to Section 3.22, is subject to and conditional upon the condition precedent that, on each Drawdown Date, Conversion Date and Rollover Date there exists no Default or Event of Default, and after giving effect to the Drawdown, Conversion or Rollover, the aggregate Outstandings will not exceed the Total Commitment.

8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Majority Lenders in whole or in part with or without terms or conditions, in respect of all or any portion of the Accommodations, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Accommodations.

ARTICLE 9
COVENANTS

9.1 Positive Covenants

During the term of this Agreement, each of the Fund and the Borrowers covenants and agrees for and on behalf of itself and the Borrowers covenant and agree for and on behalf of each other Loan Party, that it shall, and the Borrowers shall cause each other Loan Party to:

(a) **Payment and Performance of Indebtedness:** the Borrowers shall, and as applicable shall cause each other Loan Party to, pay duly and punctually all Indebtedness as and when due by it hereunder and shall perform all other obligations on its part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Partnership Existence:** KELP and Rimbey LP shall maintain their partnership existence in good standing under the laws of Alberta and, in the case of KELP, under the laws of Saskatchewan and each shall be duly registered and qualified and remain duly registered and qualified as a partnership under the laws of Alberta and each other jurisdiction in Canada in which the nature of any material business transacted by it or the character of any material properties or assets owned or leased by it require such qualification;

(c) **Corporate Existence of KEFL:** KEFL shall maintain its corporate existence in good standing under the laws of Alberta and shall be duly registered and qualified and remain duly registered and qualified as a corporation under the laws of Alberta and as an extra provincial corporation under the laws of each jurisdiction in Canada in which the nature of any material business transacted by it or the character of any material properties or assets owned or leased by it requires such registration and qualification;

(d) **Trust Existence of the Fund:** the Fund shall maintain its trust existence in good standing under the laws of Alberta and shall be an unincorporated open ended trust under the laws of Alberta;

(e) **Existence of other Loan Parties:** the Borrowers shall cause each other Loan Party to maintain its existence in good standing under the laws of its jurisdiction of incorporation or creation, as the case may be, and shall cause each to duly register and qualify and remain duly registered and qualified under the laws of each jurisdiction in Canada in which the nature of any material business transacted by it or the character of any material properties or assets owned or leased by it requires such registration and qualification;

(f) **Annual Financial Statements:** the Fund shall furnish to the Agent (with a copy for the Agent and each Lender) as soon as available and in any event within 120 days after the end of each Fiscal Year for the Fund, its annual audited consolidated financial statements setting forth in comparative form the corresponding figures of the preceding Fiscal Year together with (i) an auditor's report confirming that its examinations of such consolidated financial statements were made in accordance with generally accepted auditing standards and accordingly included such tests and other procedures as it considered necessary in the circumstances and that such consolidated financial statements present fairly in all material respects the consolidated financial position of the Fund and its Subsidiaries (if applicable) as of the close of such Fiscal Year and the results of their operations and the changes in their financial position for the Fiscal Year then ended, in accordance with GAAP: and (ii) a certificate of a senior officer of the Administrator on behalf of the Fund certifying that, except as disclosed in such financial statements, no Loan Party has had any liability, contingent or otherwise, or any unrealized or anticipated loss that singularly or in the aggregate, had, or could reasonably be expected to have, a Material Adverse Effect, provided however, that the requirement to deliver the foregoing financial statements may be satisfied by notice to the Agent that such information has been posted on www.sedar.com;

(g) **Quarterly Financial Statements:** the Fund shall furnish to the Agent (with a copy for the Agent and each Lender), as soon as available and in any event within sixty (60) days after the end of each Fiscal Quarter (except for the last Fiscal Quarter of each Fiscal Year), the quarterly unaudited consolidated and unconsolidated financial statements for the Fund including unaudited consolidated statements of income, changes in financial position and balance sheet prepared in accordance with GAAP consistently applied and all material filings with securities regulatory authorities, subject to Section 13.2, provided however, that the requirement to deliver the foregoing financial statements may be satisfied by notice to the Agent that such information has been posted on www.sedar.com;

(h) **Quarterly Compliance Certificate:** the Fund shall furnish to the Agent (with a copy for the Agent and each Lender), as soon as reasonably practicable and in any event within sixty (60) days after the end of each Fiscal Quarter, and effective as of the last day of each Fiscal Quarter, a duly executed and completed Compliance Certificate, such Compliance Certificate to be substantially in the form of Schedule "E" hereto and providing, with detail and supporting calculations satisfactory to the Agent, the determination of the financial ratios set out in the financial covenants in Section 9.3;

(i) **Annual Budget:** the Fund shall furnish to the Agent (with a copy for the Agent and each Lender) as soon as available and in any event not later than 30 days after the end of each Fiscal Year and in form and substance satisfactory to the Agent, acting reasonably, an annual budget for the Fund for that Fiscal Year on a consolidated basis containing reasonable detail as to all budgeted capital expenditures, an operating business plan, a projection of revenues and expenses and cash flow forecast;

(j) **Consolidated Total Assets:** the Fund shall ensure that the Loan Parties collectively own at all times total assets (as the same would be shown on a balance sheet of the Fund consolidated with the Restricted Subsidiaries in accordance with Generally Accepted Accounting Principles, but excluding Non-Restricted Subsidiaries) with a book value not less than 85% of Consolidated Total Assets;

(k) **Payment of Taxes:** the Fund and each Borrower shall and the Borrowers shall cause each other Loan Party to file all income tax returns which are required to be filed, pay or make provision for payment (in accordance with Generally Accepted Accounting Principles) of all Taxes which are due and payable. and provide adequate reserves (in accordance with GAAP) for the payment of any Tax, the payment of which is being contested, and shall provide the Agent upon request with evidence, in form and substance satisfactory to the Agent, of such payment or, in the case of a contestation, evidence that such contestation could not reasonably be expected to have a Material Adverse Effect if determined adversely to the applicable Loan Party;

(l) **Insurance:** the Fund and each Borrower shall and the Borrowers shall cause each other Loan Party to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of a Borrower and the Fund and its respective Subsidiaries, including all risks property insurance, wrap-up general liability insurance, employee's liability insurance, business interruption insurance, sudden and accidental pollution insurance and replacement cost insurance, and providing such coverages as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located, all with responsible and reputable insurance companies in such amounts, with such waivers of insurer's rights of subrogation and with such deductibles as are customary and consistent with prudent industry practice, and including the Agent as additional insured and first loss payee, and shall, if required, furnish the Agent with certificates or other evidence satisfactory to the Agent of compliance with the foregoing provisions;

(m) **Defend Title:** except as otherwise expressly provided for hereunder the Fund and each Borrower shall, and the Borrowers shall cause each other Loan Party to, maintain, protect and defend title to all of its material assets and take all such commercially reasonable acts and steps as are necessary or advisable at any time and from time to time to retain its ownership and that of any other Loan Party in all such material assets in good standing (other than Permitted Title Defects) and to cure any title defects in respect of all such material assets (other than Permitted Title Defects);

(n) **Books and Records:** the Fund and each Borrower shall and the Borrowers shall cause each other Loan Party to keep proper and adequate records and books of account (including lists of accounts receivable showing amounts owing on each account) in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with GAAP as consistently applied to Loan Parties and, upon request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times and for the purposes of obtaining copies of and abstracts therefrom;

(o) **Notice of Certain Events:** each Borrower shall, to the extent any Loan Party is or becomes aware, provide the Agent with prompt written notice of:

(i) (A) any Default or Event of Default; or (B) any circumstance or event which would constitute a default by any party to any contract relating to one or more Facilities if such default could reasonably be expected to have a Material Adverse Effect, together in each case with an officer's certificate describing in detail such Default, or Event of Default or other default and specifying the steps, if any, being taken to cure or remedy the same;

(ii) any actions, suits, litigation or other proceedings of which any Loan Party has knowledge which are commenced or threatened against or adversely affect any Loan Party and which involve a claim in excess of Cdn. $*;

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(iii) the discovery of any Hazardous Material or of any material Release from or upon the land or property of any Loan Party which could reasonably be expected to result in liability to the Loan Parties in excess of Cdn. $* in the aggregate;

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(iv) any Governmental Authorization that has been issued or made by any Governmental Authority to the effect that any Loan Party, or any operator of a property in which a Loan Party has an interest, has failed to comply in any material respect with any Environmental Laws or requiring any material remediation, stop work, cleanup or otherwise; and

(v) any event, circumstance or condition that has had, or could reasonably be expected to have, a Material Adverse Effect;

(p) **Maintenance of Assets:** each Borrower shall, and the Borrowers shall cause each other Loan Party to, maintain in all material respects all of its material businesses, activities and operations in accordance with prudent industry practice, including the making of any necessary capital expenditures and the maintenance and renewal of all required permits, Land Rights, licenses, rights and privileges necessary to enable the applicable Loan Party to operate and conduct its respective businesses, activities and operations in accordance in all material respects with prudent industry practice;

(q) **Additional Environmental Information:** each Borrower shall, and the Borrowers shall cause each other Loan Party to, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of the applicable Loan Party primarily responsible for the environmental activities and affairs of such Loan Party;

(r) **Compliance with Laws and Regulations:** the Fund and each Borrower shall and the Borrowers shall cause each other Loan Party to:

(i) comply with all Applicable Laws including, without limitation, all Environmental Laws and obtain and maintain all necessary environmental permits, except to the extent failure to do so would not have a Material Adverse Effect; and

(ii) observe and conform in all material respects to all valid requirements of any governmental or municipal authority relative to any of its material assets and all material covenants, terms and conditions of all material agreements upon or under which any of its assets are held;

(s) **Provide Copies:** the Fund and each Borrower shall furnish to the Agent (with a copy for the Agent and each Lender), as soon as available, copies of (i) any material amendments, supplements, replacements or restatements to any Material Contract, and (ii) all written

information made available generally to the Fund unit holders or filed (except on a confidential basis) with any Canadian securities regulatory authority; provided, however, that the foregoing may be satisfied by notice to the Agent that such information has been posted on www.sedar.com;

(t) **Ranking of Debt:** any availment under the Credit Facility will rank *pari passu* with all other Indebtedness for Borrowed Money of the Loan Parties;

(u) **Regulatory Filings:** make all material regulatory filings required by Governmental Authorities in respect of the Assets on a timely basis;

(v) **Use of Funds:** use all funds advanced hereunder solely for the purposes provided for herein;

(w) **Further Assurances:** the Fund and each Borrower shall, and the Borrowers shall cause the Fund's Subsidiaries to, furnish to the Agent any additional information regarding the business affairs, operations and financial condition of the Fund, the Borrowers or a Subsidiary of the Fund as the Agent shall reasonably request and each Borrower shall, within 30 days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out.

9.2 Negative Covenants

During the term of this Agreement, the Fund and each Borrower covenants with each of the Lenders and the Agent that it shall not, and the Borrowers shall ensure that each other Loan Party shall not without the prior written consent of the Majority Lenders:

(a) **Negative Pledge:** except for Permitted Encumbrances, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, properties, rights or assets, whether now owned or hereafter acquired;

(b) **Mergers, Etc.:** not to merge, amalgamate, consolidate or otherwise enter into any other similar form of business combination with any other person, without the consent of the Lenders, not to be unreasonably withheld, provided that no such consent will be required if (i) the resulting entity is bound by the provisions of all of the applicable Loan Documents, as the case may be; (ii) the creditworthiness of resulting entity shall be at least as creditworthy as the applicable predecessor entities, in the determination of the Lenders, acting reasonably; and (iii) no Default or Event of Default will result therefrom or remain outstanding thereafter; provided further and notwithstanding the foregoing, any Loan Party may merge, amalgamate, consolidate or otherwise enter into a similar form of business combination with another Loan Party, provided that no Default or Event of Default has occurred that is continuing and no Default or Event of Default will result therefrom or remain outstanding thereafter;

(c) **Restriction on Dispositions:** except for Permitted Dispositions, sell, transfer, convey, lease or otherwise dispose of all or any part of its properties or assets having an aggregate value in respect of all Loan Parties in excess of 5% of Consolidated Total Assets (on a cumulative basis) in any Fiscal Year;

(d) **Transactions with Affiliates:** enter into material transactions with Affiliates (other than a Loan Party) except on arm's-length terms;

(e) **Change of Fiscal Year:** change its Fiscal Year or the basis on which its financial records are now maintained;

(f) **Capital Distributions:** directly or indirectly make or give effect to Capital Distributions in respect of any twelve (12) month period which exceed 105% (or 110% in the event that the Fund obtains an Investment Grade Rating) of the Distributable Cash Flow attributable to such twelve (12) month period, or directly or indirectly make any Capital Distribution if a Default or Event of Default has occurred, is continuing at the time of, or will exist after giving effect to, the making of such Capital Distribution, other than a Capital Distribution made to a Loan Party;

(g) **Change of Business:** make any material change in the nature of the business and operations of, or conduct any businesses or operations which are materially different from those conducted by, the Subsidiaries of the Fund, taken as a whole on the Effective Date;

(h) **Risk Management:** enter into or become subject to any Swap outside the ordinary course of its business or for speculative purposes, unless the aggregate Swap Indebtedness of all Loan Parties in respect of Swaps which would be so characterized does not at any time exceed Cdn. $1,000,000;

(i) **Limitation on Indebtedness and Financial Assistance:**

(i) permit any Non-Restricted Subsidiary to incur any Indebtedness (except to a Loan Party); and

(ii) provide or permit any Non-Restricted Subsidiary to provide Financial Assistance to any Person (other than a Loan Party);

except to the extent that the aggregate of such Indebtedness and Financial Assistance does not exceed at any time 5% of Consolidated Total Assets.

9.3 Financial Covenants

The Fund agrees to maintain, on a consolidated basis, the financial ratios listed below:

(a) its Debt to EBITDA Ratio as of the last day of each Fiscal Quarter is not more than 3.50 to 1.00; provided, however, that in the event that, during any Fiscal Quarter, Debt has been incurred to finance a Material Acquisition, the foregoing ratio shall increase to 4:00 to 1 (the "**Adjusted Ratio**") for the two Fiscal Quarters immediately following the Fiscal Quarter in which such Debt was incurred; provided that if such Material Acquisition and all Material Acquisitions within the last three Fiscal Quarters had not occurred, the Debt to EBITDA Ratio for such Fiscal Quarter would not have been more than 3.50 to 1.00; and

(b) its Debt to Capitalization Ratio as at the last day of each Fiscal Quarter is not more than 0.55 to 1.00.

ARTICLE 10
EVENTS OF DEFAULT

10.1 Events of Default

The occurrence of any one (1) or more of the following events or circumstances constitutes an Event of Default under this Agreement:

(a) **Payments:** (i) the failure of any Borrower to pay or otherwise reduce the principal amount outstanding of any Accommodations or any portion thereof when due for payment or other reduction hereunder; or (ii) the failure to pay any interest or other amount due hereunder on the date upon which the same is due and payable, which failure to pay continues for two (2) Business Days after the date such amount is due;

(b) **Covenants:** if there is a breach or failure of due performance by any Loan Party of any covenant or provision of any of the Loan Documents (other than those otherwise dealt with in this Section 10.1), and such breach or failure is not capable of being remedied, or if capable of being remedied such breach or failure is not cured to the reasonable satisfaction of the Majority Lenders within 30 days after written notice thereof by the Agent to such Borrower;

(c) **Representations and Warranties:** if any representation or warranty made by any Loan Party in Article 2 or any other Loan Document or certificate or document delivered to the Agent or any Lender shall prove to have been incorrect in any material respect when made hereunder, or would be incorrect in any material particular if then made hereunder, and (if capable of being corrected, but without changing same) such representation or warranty continues to be incorrect for a period of 30 days after the Agent gives written notice of such incorrect representation and warranty to the Borrowers;

(d) **Cross Default:** if any Loan Party fails to pay principal or interest or is given a valid notice of a default under any term or provision of any agreement evidencing Indebtedness for Borrowed Money (including, without limitation, any Capital Lease), securing or evidencing Indebtedness in the aggregate in excess of Cdn. $30,000,000 and such breach or default shall not be remedied within the lesser of 30 days from the occurrence thereof and the cure period (if any) allowed in the relevant agreement, or if any Person shall demand repayment of any Indebtedness which is repayable on demand and is owing to it by such Loan Party and such Indebtedness shall not be paid within the time required by law, and the aggregate amount of all such Indebtedness outstanding at any one time to which all such defaults or demands relate is in excess of Cdn. $30,000,000 or the Equivalent Amount in any other currencies;

(e) **Cease to Carry on Business:** other than as permitted hereunder, if any Loan Party (other than the Fund) ceases or threatens to cease to carry on its business, or a substantial part thereof, or makes a bulk sale of its property;

(f) **Voluntary Insolvency:** if any Loan Party shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets;

(ii) be unable, or admit in writing its inability or failure, to pay its debts generally as they become due;

(iii) make a general assignment for the benefit of creditors;

(iv) commit or threaten to commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada) or any statute passed in substitution therefore, as amended from time to time;

(v) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors or taking advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding; or

(vi) take corporate action for the purpose of effecting any of the foregoing;

(g) **Involuntary Insolvency:** if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against any Loan Party seeking in respect of such Loan Party an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of any Loan Party or of all or any substantial part of its assets, or any other like relief in respect of any Loan Party under any bankruptcy or insolvency law, and if such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment, or if such case, proceeding or other action is being diligently contested by such Loan Party in good faith, the same shall continue undismissed or unstayed and in effect, for any period of 30 consecutive days;

(h) **Writs of Execution:** if writs of execution or attachment or similar process in respect of any judgements or claims which, in the aggregate, are in excess of Cdn. $30,000,000, are levied against property in the Loan Parties and such writs, execution, attachment or similar processes are not released, satisfied, discharged, vacated or stayed within thirty (30) days after their entry, commencement or levy;

(i) **Encumbrancers:** if an encumbrancer or lienor lawfully takes possession of or files a writ of execution against any property of any Loan Party having a fair market value in excess of, in aggregate, Cdn. $30,000,000;

(j) **Change of Control:** if, without the consent of the Majority Lenders, a Person other than the Fund or an Affiliate thereof acquires, directly or indirectly and together with its Affiliates, (A) a partnership interest in KELP exceeding 50%, (B) the right or power to appoint a majority of the members of the board of directors of KEFL, or (C) beneficial ownership of a majority of the units of the Fund;

(k) **Invalid Documents:** if any of the Loan Documents, the Material Contracts or any material provision thereof shall at any time for any reason cease to be in full force and

effect in accordance with its terms, be declared to be void or voidable or shall be repudiated or claimed to be ineffective, or the validity or enforceability thereof shall at any time be contested by any party thereto (other than the Lenders); or if in respect of the Loan Documents (i) any Loan Party shall deny that it has any or any further liability or obligation thereunder, or (ii) at any time it shall be unlawful or impossible for any Loan Party to perform any of its material obligations under any such Loan Document; or

(l) **Specified Events**: if there is a breach of or default under any of the covenants specified in Sections 9.2(a), 9.2(b), 9.2(c), 9.2(f), 9.2(i)or 9.3; or

(m) **Environmental Orders:** if an order from a Governmental Authority is issued against any Loan Party or any material assets or businesses of any Loan Party alleging a material violation of any Environmental Laws or a failure to take remedial action concerning Hazardous Materials and within 30 days after such order is issued either:

(i) adequate accounting reserves have not been established in accordance with GAAP within a reasonable period of time after the order is issued; or

(ii) the order is not being diligently contested in good faith.

10.2 Acceleration and Demand

Upon the occurrence of any Event of Default the Agent may, if so required by the Majority Lenders:

(a) **Terminate Commitment:** by written notice to the Borrowers, declare the Total Commitment and each Lender's Commitment and the right of each Borrower to apply for further Accommodations to be terminated; and

(b) **Acceleration Notice:** by written notice to the Borrowers (an "**Acceleration Notice**"), declare all Indebtedness (whether matured or unmatured) of each Borrower outstanding to the Agent or any of the Lenders (including the Face Amount of all Bankers' Acceptances to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrowers.

10.3 Cash Collateral Accounts

(a) **Exchange Rate Fluctuations:** Upon the receipt of cash cover by the Agent pursuant to Section 4.1 and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders hereunder, shall thereafter be entitled to deposit and retain in a Cash Collateral Account, bearing interest (with interest to follow principal) at the Agent's prevailing rates for demand deposits of comparable amounts which are received by the Agent from the Borrowers until the next Business Day on which there has been no such excess under Section 4.1 for a period of five (5) consecutive Business Days, whereupon all such amounts (including interest) shall be immediately credited to the Prime Loans outstanding.

(b) **Bankers' Acceptances and Libor Loans:** Upon the occurrence of an Event of Default or delivery of an Acceleration Notice, each Borrower shall forthwith pay to the Agent, for deposit into a Cash Collateral Account, an amount equal to the Lenders' maximum

potential liability under each Borrower's then outstanding Bankers' Acceptances and (unless a Borrower makes payment of the amount required pursuant to Section 11.5) Libor Loans (collectively, the "**Escrow Funds**"). The Escrow Funds shall be held by the Agent for set-off against future Indebtedness owing by the applicable Borrower to the Lenders in respect of such Bankers' Acceptances and Libor Loans and shall be held until repayment of such Outstandings in full, except to apply the amount represented thereby to the Outstandings or a portion thereof. Escrow Funds shall bear interest at the Agent's prevailing rates for demand deposits of comparable amounts, with interest to follow principal.

10.4 Remedies on Default

After an Event of Default:

(a) **Majority Lenders Instructions:** If the Majority Lenders do provide directions or instructions to the Agent, the Agent, on behalf of all Lenders shall, take such actions and commence such proceedings as the Majority Lenders in their sole discretion may determine, all without any obligation to marshall any Security Interests and without additional notice, presentation, demand or protest, all of which each Borrower hereby expressly waives (to the extent such rights may be waived under Applicable Law).

(b) **General Remedies:** The rights and remedies of the Agent and each Lender under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. To the extent that the circumstances in paragraph (a) above are applicable, the Agent may on behalf of all Lenders and shall if so required by the Majority Lenders, to the extent permitted by Applicable Law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(i) **Specific Performance:** the specific performance of any covenant or agreement contained in the Loan Documents;

(ii) **Injunction:** enjoining a violation of any of the terms of the Loan Documents;

(iii) **Assistance:** aiding in the exercise of any power granted by the Loan Documents or by law; or

(iv) **Judgment:** obtaining and recovering judgment for any and all amounts due in respect of the Accommodation or amounts otherwise due hereunder or under the Loan Documents.

10.5 Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default, and in addition to any rights now or hereafter granted under Applicable Law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time and from time to time thereafter, without notice to the Borrowers or to any other Person, (any such notice being expressly waived by the Borrowers) to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, provisional or final) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of a Borrower against and on account of the obligations and Indebtedness of such Borrower to the Agent or such Lender under this Agreement or under any of the Loan Documents (including the Face Amount of all Bankers' Acceptances) including without limitation, all claims of the

Agent or any Lender of any nature or description arising out of or connected with this Agreement, irrespective of whether or not the Agent or any Lender has made any demand under this Agreement and although such obligations, liabilities or claims against the applicable Borrower are contingent or unmatured. Any exercise of such rights by any Lender shall be subject to the obligations of such Lender pursuant to Section 12.11.

10.6 Application and Sharing of Payments Following Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any sum received by the Agent at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Sections 10.1(e) or 10.1(f), shall be applied by the Agent among the Lenders and the Agent in accordance with amounts owed to the Lenders and the Agent in respect of each category of amounts set forth below, each such application to be made in the following order with the balance remaining after application in respect of each category to be applied to the next succeeding category:

(a) firstly, in or towards payment of any fees or expenses then due and payable to the Agent hereunder or under any other Loan Document;

(b) secondly, Rateably among the Lenders in respect of amounts due and payable to such Lenders as and by way of recoverable expenses hereunder or under any Loan Document;

(c) thirdly, Rateably among the Lenders in respect of amounts due and payable to such Lenders by way of interest pursuant to Sections 5.1, 5.2 and 5.3, fees pursuant to Sections 5.4 and 5.5, interest on overdue amounts pursuant to Section 5.6, commitment fees pursuant to Section 5.7 and Agent's fees pursuant to Section 5.8; and

(d) fourthly, Rateably among the Lenders in respect of any other amount not hereinbefore referred to in this Section 10.6 which are then due and payable by any Borrower or any other Loan Party hereunder or under any other Loan Document.

10.7 Lenders May Perform Covenants

If any Loan Party shall fail to perform any of its obligations under any covenant contained in any of the Loan Documents within the time permitted for the performance of any such covenant or for the cure of any default thereof, the Agent may on behalf of the Lenders, on the instructions of the Majority Lenders, perform any such covenant capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders. If the Majority Lenders elect to effect such observance or performance, neither the Agent nor the Majority Lenders shall be liable for any failure or deficiency, apart from fraud, in effecting such observance or performance, nor for the payment of any bills, invoices or accounts incurred or rendered in connection therewith. All amounts so paid by the Agent hereunder shall be repaid by the Borrowers on demand therefor, and shall bear interest at the rate set forth in Section 5.6 from and including the date paid by the Agent hereunder to but excluding the date such amounts are repaid in full by the Borrowers.

10.8 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and

any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by Applicable Law, each Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which are inconsistent with the Agent's or a Lender's rights or remedies under the Loan Documents.

ARTICLE 11
EXPENSES AND INDEMNITIES

11.1 Reimbursement of Expenses

All statements, reports (including engineering reports and environmental reports), certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by any Loan Party under this Agreement shall be supplied by the Loan Parties without cost to the Agent or the Lenders. In addition, the Borrowers agree to pay promptly to the Agent on demand, all reasonable legal fees and other reasonable out-of-pocket expenses (including travel, publicity and syndication expenses) incurred or which may hereafter be incurred from time to time by the Agent, the Lenders or the Arranger in respect of the documentation, preparation, registration, negotiation, execution and administration of the Loan Documents (including any stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all reasonable legal fees and other out-of-pocket expenses (on a solicitor and his own client basis) which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of the Loan Documents.

Each Borrower acknowledges that the Agent's fees payable pursuant to Section 5.8 do not include any activities which the Agent may undertake hereunder in respect of any restructuring of the Credit Facility that may be required in the event of any adverse developments or circumstances affecting any Borrower and that in all such circumstances additional fees may be required by the Agent in respect of any such restructuring and in addition to any fees otherwise payable hereunder.

11.2 Increased Cost

If the introduction of, any change in or the implementation of any Applicable Law, (including any capital adequacy requirement but excluding any taxes on the overall net income of a Lender or upon the overall capital of a Lender), regulation, treaty or official directive now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) (individually, a "**Circumstance**"):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to a Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by a Borrower to a Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by a Lender, or deposits of or for the account of a Lender, or loans by a Lender, or any other acquisition of funds for loans by a Lender or commitments by a Lender to fund loans or obligations of a Lender in respect of Bankers' Acceptances accepted by such Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost in respect of an Accommodation to such Lender or to reduce the income receivable by such Lender in respect of an Accommodation or commitment fees payable pursuant to Section 5.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrowers and the applicable Borrower shall pay to the Agent for the benefit of such Lender that amount which compensates such Lender for such additional cost or reduction in income (except to the extent such increase in costs or reduction in income is reflected in or recovered by an increase in the Prime Rate or the US Base Rate) ("**Additional Compensation**") on the next Libor Interest Date in the case of a Libor Loan, on the next date on which commitment fees are payable under Section 5.7 in the case of commitment fees and the next date of issuance of any Bankers' Acceptances or on the next Interest Date in any other case (and each successive Libor Interest Date, or Interest Date, if applicable) unless such Lender knew, on the date of execution of this Agreement, of such Circumstance and the likely result thereof. The Borrowers shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is three (3) months prior to the date on which the Agent, on behalf of such Lender, gives notice to the Borrowers that such Additional Compensation is so accruing. A photocopy of the relevant law, regulation, treaty, official directive or regulatory requirement (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate by a duly authorized officer of such Lender (prepared in good faith) setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrowers and is conclusive evidence, in the absence of manifest error, of the amount of the Additional Compensation. If the Agent notifies the Borrowers that Additional Compensation is owed, the Borrowers shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrowers shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Accommodation on the date specified in such notice together with accrued but unpaid interest and fees in respect of such Accommodation or to convert such Accommodation into another basis of Accommodation available under this Agreement.

11.3 Illegality

If the introduction of or any change in Applicable Law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, makes it unlawful or prohibited for a Lender (in its sole opinion acting reasonably and in good faith) to make, to fund or to maintain the Accommodations or a portion of the Accommodations or to perform its obligations under this Agreement, such Lender may by written notice to the Borrowers through the Agent terminate its obligations under this Agreement to make such Accommodations or perform such obligations and the applicable Borrower shall prepay such Accommodations within two (2) Business Days together with all accrued but unpaid interest and fees as may be applicable to the date of payment or Convert by notice to the Agent such Accommodation forthwith into another basis of Borrowing available under this Agreement.

11.4 Substitute Basis of Accommodation

If, on or prior to any Interest Determination Date in respect of a Libor Loan, a Lender determines acting reasonably and in good faith (which determination is final, conclusive and binding upon each Borrower) that:

(a) adequate and fair means do not exist for ascertaining the rate of interest on such Libor Loan;

(b) the cost to such Lender of making, funding or maintaining such Libor Loan does not accurately reflect the effective cost to such Lender thereof and the costs to such Lender are increased or the income receivable by such Lender is reduced in respect of such Libor Loan;

(c) the making or the continuation of such Libor Loan or a portion of such Libor Loan by such Lender has become impracticable by reason of circumstances which materially and adversely affect the London interbank market; or

(d) deposits in US Dollars are not available to such Lender in the London interbank market in sufficient amounts in the ordinary course of business for the applicable Libor Interest Period to make, fund or maintain such Libor Loan during such Libor Interest Period;

then, such Lender shall promptly notify the Agent, and the Agent shall promptly notify the Borrowers in writing of such determination setting forth the basis of such determination and such Lender shall not thereafter be obligated to provide such Libor Loan. The applicable Borrower shall thereupon forthwith notify the Agent as to the substitute basis of Accommodation available under this Agreement which it has selected for such Libor Loan. If the applicable Borrower has not so notified the Agent, such Libor Loan shall automatically be converted to a US Base Rate Loan for all purposes under this Agreement on the date falling two (2) Banking Days subsequent to such Interest Determination Date.

11.5 Funding Indemnity

If, for any reason whatsoever and whether or not required or permitted pursuant to the provisions of this Agreement, any Borrower repays, prepays, converts or cancels a Libor Loan other than on the last day of a Libor Interest Period applicable to such Libor Loan, or fails for any reason to borrow, Convert, Rollover or otherwise act in accordance with a notice given hereunder pursuant to Schedules "A", "C" or "D", such Borrower shall indemnify the Lender for any loss, cost or expense incurred by such Lender including, without limitation, any loss of profit or expenses such Lender incurs by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to maintain the Libor Loan or any increased interest or other charges payable to lenders of funds borrowed in order to maintain such Libor Loan together with any other out-of-pocket charges, costs or expenses incurred by such Lender relative thereto. A certificate of such Lender (acting reasonably and prepared in good faith) submitted by the Agent setting out the basis for the determination of the amount necessary to indemnify such Lender shall be, in the absence of manifest error, prima facie evidence thereof.

11.6 General Indemnity

Each Borrower hereby covenants with the Agent and each Lender that it shall at all times hereafter keep the Agent, each Lender and their respective officers, directors, employees, agents, Affiliates, shareholders and assignees (the "**Indemnified Persons**") indemnified and held harmless from and against all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against any Indemnified Person, and all costs, losses, liabilities, damages and expenses (including all legal fees on a solicitor and his own client basis) incurred by any Indemnified Person in any way relating to, arising out of, or incidental to any default by the Borrower or any other Loan Party under any provision of any of the Loan Documents (unless any of the foregoing arise from the gross negligence or wilful misconduct of such Indemnified Person), including without limitation, any failure by any Loan Party to comply with its covenants in this Agreement or any other Loan Document. Provided there is no Default hereunder and for so long as there is no Default hereunder, each Borrower, or at its option another Loan Party, shall be entitled to conduct the defence of such suit, action or proceeding with the participation of and taking into account the best interests of the Indemnified Persons. If the Agent or such

Lender shall determine in good faith that the defence of any such suit, action or proceeding is not being conducted in the best interests of the Indemnified Persons, the Agent or such Lender shall on notice to such Borrower and any such Loan Party be entitled to take over the sole conduct of the defence of such suit, action or proceeding and, unless the Agent or Lender advises that the basis of such determination is that counsel to a Loan Party has a material conflict of interest in representing both the Loan Party and the Indemnified Persons, such Borrower shall not be obligated to indemnify the Agent or such Lender in respect of any legal fees and disbursements thereafter incurred in respect of such suit, action or proceeding.

11.7 Environmental Indemnity

Each Borrower shall indemnify and hold harmless the Agent and the Lenders (including any receiver, receiver-manager or similar Person appointed under Applicable Law) and their respective Affiliates, officers, directors, employees and agents (the "**Indemnitees**") forthwith on demand by the Agent from and against any and all suits (whether founded or unfounded), actions, proceedings, judgments, demands or claims instituted or made against any Indemnitee, and all costs, losses, liabilities, damages and expenses (including all legal fees on a solicitor and his own client basis) of any nature whatsoever suffered or incurred by any Indemnitee with respect to any Environmental Liabilities (actual or alleged) related to any Loan Party's assets and properties or arising from its operations in respect thereof (or any predecessor in interest to any such Loan Party), except to the extent any thereof arise as a result of the gross negligence or wilful misconduct of such Indemnitee.

ARTICLE 12
THE AGENT AND THE LENDERS

12.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement, the other Loan Documents or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to Applicable Law.

12.2 Responsibility of Agent

The Agent makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by any Borrower (or any other person, including the Agent or any other Loan Party) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Accommodations or other amounts outstanding hereunder by any Borrower.

12.3 Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, environmental soundness, affairs, status and nature of each Borrower and each other Loan Party and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information:** to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by any Borrower or any other Loan Party or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance:** to inquire as to the performance by any Borrower or any other Loan Party of its obligations under the Loan Documents; or

(c) **Credit Review:** to assess or keep under review on its behalf the financial condition, creditworthiness, environmental soundness, affairs, status or nature of any Borrower or any other Loan Party.

12.4 Rights and Obligations of Each Lender

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Accommodations available to any Borrower in excess of the amount of such Lender's Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders:** result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations:** relieve any Borrower or any other Lender from their respective obligations under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

12.5 Notice to Lenders

Unless otherwise specifically dealt with in this Agreement, in the event the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter:

(a) where a time period is specified hereunder for the Agent or the Majority Lenders to provide any response, notice or other communication, not less than one (1) Business Day prior to the end of such period; or

(b) where no such time period is specified hereunder, then within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender;

such Lender shall be deemed not to have consented thereto.

12.6 Notices between the Lenders, the Agent and the Borrowers

All notices by the Lenders to the Agent shall be through the Agent's Branch of Account and all notices by the Agent to a Lender shall be through such Lender's Branch of Account. All notices or communications between the Borrowers and the Lenders which are required or contemplated pursuant to the Loan Documents shall be given or made through the Agent at the Agent's Branch of Account.

12.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall promptly deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by any Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and such Borrower shall provide the Agent with sufficient copies of all such information for such purpose.

12.8 Arrangements for Accommodations

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Article 3 or Section 4.3. The Agent shall advise each Lender of the amount, date and details of each Accommodation and of such Lender's share in each Accommodation. At or before 1:00 p.m. (Toronto time) on each Drawdown Date, Conversion Date or Rollover Date:

(a) **Loans:** each Lender will make available to the applicable Borrower its share of Accommodations by way of Loans by forwarding to the Agent at the Agent's Account for Payments the amount of Loans required to be made available by such Lender; and

(b) **Bankers' Acceptances:** each Lender will make available to the applicable Borrower its share of Accommodations by way of Bankers' Acceptances and BA Equivalent Advances by forwarding to the Agent at the Agent's Account for Payments the amount of the Discount Proceeds (less the amount of applicable fees payable by such Borrower to such Lender pursuant to Section 5.4).

12.9 Arrangements for Repayment of Accommodations

(a) **Prior to Demand or Acceleration:** Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(e) or 10.1(f), upon receipt by the Agent of payments from any Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent, and no Loan Party will have any liability therefor.

(b) **Subsequent to Acceleration:** Following delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(e) or 10.1(f), the Lenders

shall share any payments subsequently received in accordance with Section 10.6 of this Agreement.

12.10 Repayment by Lenders to Agent

(a) **Where a Borrower Fails to Pay:** Unless the Agent has been notified in writing by the applicable Borrower at least one (1) Business Day prior to the date on which any payment to be made by such Borrower hereunder is due that such Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that such Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the applicable Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay:** Unless the Agent has been notified in writing by an Lender at least one (1) Business Day prior to a Drawdown Date or Conversion Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date or Conversion Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the applicable Borrower on such Drawdown Date or Conversion Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement. If an Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the applicable Borrower shall forthwith on demand repay to the Agent (without prejudice to such Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender or such Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

12.11 Adjustments Among Lenders

(a) **Adjustments to Outstanding Accommodations:** Each Lender agrees that, after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(e) or 10.1(f), it will at any time and from time to time upon the request of the Agent purchase portions of the Accommodations made available by the other Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that amount of Accommodations made available by each Lender which remain outstanding will be in the same proportion as the Lender's Proportion of each such Lender under the Credit Facility. Each Borrower agrees to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section 12.11.

(b) **Application of Payments:** The Lenders agree that, after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in Section 10.1(e) or 10.1(f), the amount of any repayment made by the applicable Borrower in respect of Accommodations, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Accommodations made available by a Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of each such Lender under the Credit Facility.

(c) **Receipt of Payments other than Accommodations:** Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 12.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing by a Borrower to such Lender other than on account of liabilities under the Loan Documents; provided that, if at any time a Lender receives any payments (whether voluntary, involuntary through the exercise of any right of set-off, or otherwise) on account of any monies owing by any Loan Party to such Lender other than on account of liabilities arising under the Loan Documents; provided that, if at any time a Lender receives any payments (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of any monies owing or payable to it by any Loan Party in respect of liabilities of such Loan Party arising under the Loan Documents, such Lender shall purchase portions of the Accommodations made available by the other Lenders to the extent required pursuant to Section 12.11(a).

(d) **Further Assurances:** Each Borrower agrees to be bound by and, at the request of the Agent, to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased Indebtedness, in aggregate, by reason thereof.

12.12 Lenders' Consents to Waivers, Amendments, etc.

(a) **Unanimous Consent of Lenders:** Any waiver of or any amendment to a provision of the Loan Documents which relates to:

(i) a change in the types of Accommodations, interest rates, commitment fees, Letter of Credit Fees, the Margin, the Commitment Fee Rate, the Discount Rate, notice periods or the amount of any payments payable by the Borrower to any Lender under this Agreement including any waiver of the time of payment thereof,

(ii) an increase or decrease in the amount of the Credit Facility or deferral of payments thereof or an increase or decrease in the Commitment of any Lender other than as provided for herein;

(iii) a change in the definition of "Majority Lenders"

(iv) extending the term of the Credit Facility except as set forth herein;

(v) a change of any Borrower or an assignment or transfer of its rights or obligations under the Credit Facility;

(vi) a change in the types of Accommodations available;

(vii) any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders rather than the consent or agreement of "the Lenders" or the "Majority Lenders" or the "Agent";

(viii) the provisions of this Section 12.12(a);

(ix) an Event of Default under Section 10.1; or

(x) any release or modification of the KELP Guarantee, KEFL Guarantee, the Fund Guarantee or any Restricted Subsidiary Guarantee except as expressly contemplated herein;

shall bind the Lenders only if such waiver or amendment is agreed to in writing by all of the Lenders.

(b) Except as otherwise provided in the Loan Documents, including Section 12.12(a) hereof, any waiver of or any amendment to the provisions of the Loan Documents and any action, consent or other determination in connection with the Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) If a Lender (in this Section 12.12(c) called a "**Dissenting Lender**") withholds its consent or its approval to any amendment or waiver requiring unanimous consent pursuant to this Section 12.12, and, as a result, the consent of the required Lenders cannot be obtained, the Borrowers may, by giving notice to each Dissenting Lender and to the Agent, designate an alternate Lender to purchase an assignment in accordance with Section 13.1(b) of such Dissenting Lender's Commitment.

12.13 Reimbursement of Agent's Expenses or Lender's Costs

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand detailing such costs, expenses and disbursements, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the applicable Borrower. The Agent may refrain from exercising any right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

12.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents:** to rely upon any writing, letter, written notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons; and

(b) **Reliance on Legal Advice:** with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder;

and the Agent shall assume no responsibility and shall incur no liability to any Borrower or any Lender by reason of relying on any such document or acting on any such advice.

12.15 Relations with Borrowers

Except for the transactions provided for in this Agreement, each Lender may deal with each Borrower in all transactions and generally do any banking business with or provide any financial services to such Borrower without having any liability to account to the other Lenders therefor. With respect to its Commitment and Lender's Proportion, RBC shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

12.16 Successor Agent

The Agent shall resign if at any time it is no longer a Lender hereunder by reason of an assignment of its rights and obligations under this Agreement and the Loan Documents pursuant to Article 13 and, in such event, it shall provide thirty (30) days prior written notice of any such intended assignment to each of the Lenders and each Borrower. The Agent may resign at any time by giving 30 days prior written notice thereof to each of the Lenders and each Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender, (the "**Remaining Lenders**") provided that Remaining Lenders holding Commitments of 80% or more of the aggregate commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the remaining Lenders (the "**Remaining Lenders**") shall have the right to appoint a successor agent. Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within 30 days after the retiring agent's giving of notice of resignation, then the retiring agent may, on behalf of the Lenders appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent, such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

12.17 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrowers), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Loan Documents or any action taken or omitted by Agent under or in respect of the Loan Documents; provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in

respect of rights or responsibilities under, the Loan Documents, but only to the extent that the Agent is not reimbursed for such expenses by the Borrowers.

12.18 Sharing of Information

Each Borrower authorizes the Agent and each Lender to share among each other and with any successor, assignee, or any potential assignee, any information possessed by it regarding the applicable Borrower, any other Loan Party or the Loan Documents. The Agent and each Lender agrees to keep all information provided by any Borrower or any other Loan Party confidential and shall not disclose such information other than as provided for herein and other than to employees and professional advisors in the necessary course of business.

12.19 Amendment to this Article 12

Save and except for the provisions of Sections 12.5 and 12.6, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of any Borrower provided such amendment or addition does not adversely affect the rights of any Borrower hereunder or increase, in the aggregate, the liabilities of any Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to each Borrower as soon as practicable following the execution thereof, provided that after an Event of Default a failure to do so by the Agent that has not been remedied as required hereunder or that has not been waived in writing by all of the Lenders, shall not render it liable in damages to the Borrowers.

ARTICLE 13
SUCCESSORS AND ASSIGNS AND JUDGMENT CURRENCY

13.1 Successors and Assigns

(a) **Borrowers:** The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that a Borrower may not (except pursuant to Section 9.2(b)) assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by each Borrower without such consent shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, the Affiliates of each of the Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) **Lender Assignment:** Any Lender may assign to one (1) or more Eligible Assignees (as defined below) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Accommodations at the time outstanding to it); provided that (i) such assignment and sale is to a financial institution which is resident in Canada for purposes of the *Income Tax Act* (Canada) unless an Event of Default has occurred and is continuing, in which case the assignee is not required to be a financial institution which is a resident in Canada for purposes of the *Income Tax Act* (Canada), (ii) each Borrower and the Agent shall have consented to such assignment, such consent not to be unreasonably withheld; provided that if an Event of Default has occurred and is continuing, such consent of the Borrowers shall not be required, (iii) in the case of a partial assignment, such assignment shall be in a minimum amount of Cdn. $5,000,000 and no Lender shall, after giving effect to a partial assignment, hold less than

Cdn. $5,000,000, (iv) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement, (v) unless an Event of Default has occurred and is continuing, the Borrowers shall not be under any obligation to pay by way of withholding tax or otherwise any greater amount than it would have been obliged to pay if the Lender had not made an assignment, and (vi) the parties to each assignment shall execute and deliver to the Agent a Lender Transfer Agreement, together with a processing and recordation fee of $3,500, payable by the assignor to the Agent, and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Agent an administrative questionnaire. Subject to such conditions, and acceptance and recording thereof by the Agent, from and after the effective date specified in each Lender Transfer Agreement, the Eligible Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Lender Transfer Agreement, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Lender Transfer Agreement, be released from its obligations under this Agreement (and, in the case of a Lender Transfer Agreement covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of the indemnities in this Agreement). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 13.1(b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.1(c).

(c) **Participation:** Any Lender may, without the consent of, or notice to, the Borrowers (unless there is then no Default or Event of Default outstanding in which case with the consent of the Borrowers, not to be unreasonably withheld) or the Agent, sell participations to one (1) or more banks or other entities (a "**Participant**") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Accommodations to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrowers, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in Section 12.12 that affects such Participant. Subject to Section 13.1(d), each Borrower agrees that each Participant shall be entitled to the benefits of the indemnities contained in this Agreement to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.1(b).

(d) **Participation Indemnity:** A Participant shall not be entitled to receive from any Borrower or any Loan Party any greater payment under Section 13.1(c) than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, had no participation been sold. A Participant that would be a foreign lender if it were a Lender shall not be entitled to the benefits of Section 7.3 unless such Borrower has requested the participation sold to such Participant and such

Participant agrees, for the benefit of such Borrower, to comply with Section 7.3 as though it were a Lender.

(e) **Lender Pledge:** Without limiting any right of a Lender to pledge its rights under this Agreement to a third party, it is specifically acknowledged that any Lender may at any time pledge or grant a Security Interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 13.1 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) **Special Definitions:** In this Article 13:

"**Credit Event**" has the meaning set forth in the 2003 ISDA Credit Derivatives Definitions as published by the International Swaps and Derivatives Association, Inc.

"**Eligible Assignee**" means (a) a Lender; (b) an Affiliate of a Lender; (c) a fund (whether a corporation, partnership, trust or other entity) or other financial institution that is engaged in making, purchasing or other investing in commercial loans in the ordinary course of its business and that has or has been structured to achieve an Investment Grade Rating for at least one (1) class of its securities provided that, unless a Credit Event with respect to the Borrower or, without limiting the foregoing, an Event of Default, has occurred and is continuing prior to the time any assignment is effected in accordance with Section 13.1(b), with the approval of the applicable Borrower, such approval not to be unreasonably withheld or delayed; and (d) any other Person approved by the Agent, and, unless a Credit Event with respect to any Borrower or, without limiting the foregoing, an Event of Default, has occurred and is continuing prior to the time any assignment is effected in accordance with Section 13.1(b), the Borrowers, such approval not to be unreasonably withheld or delayed; provided, however, that neither any Borrower nor an Affiliate of such Borrower shall qualify as an Eligible Assignee and provided further that it is understood that such other Persons may, without limitation, include (i) commercial banks or savings and loan associations or savings banks in each case organized under the laws of the United States, or any State thereof or under the laws of any other country that is a member of the Organization for Economic Cooperation and Development or that has concluded special lending arrangements with the International Monetary Fund associated with its general arrangements to such Borrower, or a political subdivision of any such country, so long as such bank is acting through a branch or agency located in Canada; (ii) the central bank of any country that is a member of the Organization for Economic Cooperation and Development; (iii) a finance company; (iv) an insurance company; or (v) other fund or financial institution. If the consent of any party to an assignment or to an Eligible Assignee is required hereunder (including a consent to an assignment which does not meet the minimum assignment thresholds specified in Section 13.1(b)), such party shall be deemed to have given its consent five (5) Business Days after it has been requested by the assigning Lender (such request to refer to the five (5) day period) unless consent is expressly refused by such party prior to such fifth (5th) Business Day.

13.2 Confidentiality

Each of the Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed:

(a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be required by the Agent or such Lender to provide an acknowledgment to the applicable Borrower agreeing to be subject to the confidentiality restrictions of this Section 13.2);

(b) to the extent requested by any regulatory authority;

(c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process;

(d) to any other party to this Agreement;

(e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder;

(f) subject to an agreement containing provisions substantially the same as those of this Section 13.2, to:

(i) any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement; or

(ii) any direct or indirect contractual counterparty in Swaps relating to the applicable Borrower or such contractual counterparty's professional advisor;

(g) with the written consent of a Loan Party; or

(h) to the extent such Information:

(i) becomes publicly available other than as a result of a breach of this Section 13.2; or

(ii) becomes available to the Agent or any Lender from a source other than the applicable Borrower and without a breach or default, to the knowledge of the Agent or such Lender, after due inquiry, in respect of a confidentiality obligation owed to the applicable Borrower by any other Person.

For the purposes of this Section 13.2, "**Information**" means all information received from a Loan Party relating to a Loan Party or its business, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to receipt from such Loan Party.

13.3 Judgment Currency

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell a similar amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the

judgment is given and the date of payment of the amount due, the applicable Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the applicable Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

ARTICLE 14
MISCELLANEOUS

14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrowers incurred pursuant to the Loan Documents and the termination of this Agreement.

14.3 Failure to Act

No failure, omission or delay on the part of the Agent or any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

14.4 Waivers

No breach of any of the provisions of any of the Loan Documents may be waived or discharged verbally; any such waiver or discharge may only be made by way of an instrument in writing signed by either the Agent on behalf of the Lenders or the Majority Lenders, as applicable, or by the Lenders and, if required by the Agent, each Borrower, and such waiver or discharge will then be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given. Any such waiver or discharge which affects the rights of the Agent may only be made by way of an instrument in writing signed by the Agent.

14.5 Amendments

No provision of the Loan Documents may be amended verbally and any such amendment may only be made by way of an instrument in writing signed by the Borrowers, the Fund, the Agent and the Lenders required by Section 12.12.

14.6 Notice

Except as otherwise expressly provided herein, all notices, advices, requests and demands hereunder shall be in writing (including facsimile transmissions) or, if by telephone, immediately confirmed in writing, and shall be given to or made upon the respective parties hereto at the address set forth opposite their names on the signature pages hereto or at such other address as any party shall designate for itself. All notices shall be effective upon actual receipt. In the event of any discrepancy between any telephone notice, advice, request or demand and the written confirmation thereof, the telephone version shall govern with respect to actions taken by the recipient thereof before such recipient has had a reasonable time to act after its receipt of the written confirmation.

14.7 Whole Agreement

This Agreement together with the other Loan Documents constitutes the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

14.8 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein. There shall be no application of any conflict of law or rules which would result in any laws other than internal laws in force in the Province of Alberta applying to this Agreement. The parties hereto do hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any other Loan Document, or any of the transactions contemplated hereby or by any thereof, without prejudice to the rights of the Agent or any Lender to take proceedings in other jurisdictions in which any assets, property or undertakings secured by the Security may be situate.

14.9 Term of Agreement

The term of this Agreement is until the later of the termination of each Lender's Commitment and payment in full of all the obligations of the Borrowers incurred pursuant to this Agreement. Notwithstanding any such termination, all of the indemnities provided for hereunder shall survive any such termination.

14.10 Time of Essence

Time shall be of the essence of this Agreement.

14.11 Conflict with Loan Documents

In the event there is a conflict or inconsistency as to any matter between the provisions hereof and the provisions of any other Loan Document, the provisions of this Agreement shall prevail to the extent of such conflict or inconsistency; provided, however, that for the purposes of this Section 14.11 there shall not be considered to be a conflict or inconsistency between any provision hereof and any provision of any other Loan Document merely because one of such Loan Documents does, and the other does not, deal with the particular matter.

14.12 Dealings with Agent

Subject to Section 12.12, each Borrower shall be entitled to accept the written advice, instruction or direction of the Agent on behalf of the Majority Lenders or the Lenders without further inquiry. Each Lender hereby agrees to be bound by any advice, instruction or direction in writing given to a Borrower by the Agent on behalf of the Majority Lenders or the Lenders, where it is authorized to do so in accordance with the terms and conditions hereof or under any other Loan Document, and each Lender hereby waives any right to contest or disaffirm any such advice, instruction, or direction in writing of the Agent, in the absence of manifest error.

14.13 Further Assurances

Each Borrower, the Fund, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of the Loan Documents.

14.14 The Administrator

The parties hereto acknowledge that the Administrator, in entering this Agreement as administrator of the Fund, is entering into this Agreement solely in its capacity as agent on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the trustee of the Fund, the Administrator or any of the unitholders of the Fund and that any recourse against the Fund, the trustee of the Fund, the Administrator or any unitholder of the Fund in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the "Trust Assets" as defined in the Fund Declaration of Trust.

14.15 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Intentionally left blank]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

COMMITMENTS AND ADDRESSES FOR NOTICES:

Borrower:

Keyera Energy Limited Partnership
#600, 144 - 4th Avenue S.W.
Calgary, AB T2P 3N4

Attention: President
Telefax: (403) 205-7677

KEYERA ENERGY LIMITED PARTNERSHIP, by its administrator, Keyera Energy Management Ltd.

By: (signed) "David G. Smith"

Name: David G. Smith
Title: Executive Vice President & Chief Financial Officer

Borrower:

Keyera Energy Facilities Limited
#600, 144 - 4th Avenue S.W.
Calgary, AB T2P 3N4

Attention: President
Telefax: (403) 205-7677

KEYERA ENERGY FACILITIES LIMITED

By: (signed) "David G. Smith"

Name: David G. Smith
Title: Executive Vice President & Chief Financial Officer

Guarantor and Covenantor:

Keyera Facilities Income Fund
#600, 144 - 4th Avenue S.W.
Calgary, AB T2P 3N4

Attention: President
Telefax: (403) 205-7677

KEYERA FACILITIES INCOME FUND, by its administrator, KEYERA ENERGY MANAGEMENT LTD.

By: (signed) "David G. Smith"

Name: David G. Smith
Title: Executive Vice President & Chief Financial Officer

[* Notice to Reader: the execution pages for each of the Lenders and the Agent, containing their respective name, address, signing authority name and commitment amount, have been omitted]

Schedule "A" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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NOTICE OF ACCOMMODATION, REPAYMENT, PREPAYMENT OR CANCELLATION OF COMMITMENTS

Date: ______________________

Royal Bank of Canada, as Agent
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Telefax: (416) 842-4023

Dear Sirs:

We refer to the Credit Agreement dated as of the 2nd day of January, 2008 among **KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED**, as Borrowers, **KEYERA FACILITIES INCOME FUND**, as Guarantor and Covenantor, and a consortium of Lenders with **ROYAL BANK OF CANADA**, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for an **[Accommodation, repayment, prepayment and/or cancellation of a Commitment]** pursuant to Section **[3.7. 3.19 or 4.3]** of the Credit Agreement as follows:

1. Amount of [Accommodation, repayment, prepayment and/or cancellation] [Cdn. $ or US $] ________________.

2. Date of [Accommodation, repayment, prepayment and/or cancellation of Commitment] is ____________________.

3. [If applicable]. Nature of [Accommodation, repayment or prepayment] is by way of a [Prime Loan, US Base Rate Loan, Libor Loan, Bankers' Acceptance, Letter of Credit Advance].

4. [If applicable]. The amount of the Total Commitment to be cancelled is Cdn. $__________________________________.

5. [If applicable]. The Libor Interest Period for the Libor Loan is ___________ months.

6. [If applicable]. The term of each Bankers' Acceptance shall be for a period of **[30/60/90/120/180]** days, maturing on __________________.

7. [If applicable]. The Letter of Credit expiry date is ______________.

[If applicable - Borrowing Notice only] The Borrowers hereby certify that:

8. except as set forth herein, the representations and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the Drawdown Date, as applicable, with the same effect as if such representations and warranties were made on the date hereof; and

9. there exists no Default or Event of Default.

10. [set out exceptions, if any, referred to in paragraph 8]

This notice is given by the undersigned officers in their capacity as an officer of the administrator of Keyera Energy Limited Partnership on behalf of Keyera Energy Limited Partnership and/or officer of Keyera Energy Facilities Limited, as applicable, and without any personal liability on the part of such officer.

Yours very truly,

KEYERA ENERGY LIMITED PARTNERSHIP by its administrator KEYERA ENERGY MANAGEMENT LTD.

Per: ________________________________
Name:
Title:

KEYERA ENERGY FACILITIES LIMITED

Per: ________________________________
Name:
Title:

Schedule "B" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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POWER OF ATTORNEY TERMS - BANKERS' ACCEPTANCES

In order to facilitate the acceptance of Bankers' Acceptances pursuant to the terms of the credit agreement dated as of January 2, 2008 between Keyera Energy Limited Partnership and Keyera Energy Facilities Limited (the "Borrowers"), Keyera Facilities Income Fund, as Guarantor and Covenantor, Royal Bank of Canada, as Agent, and the Lenders named therein and to which Royal Bank of Canada is a party as a Lender (as amended, supplemented and restated from time to time, the "Credit Agreement"), the Borrowers hereby appoint each Lender (hereinafter individually called the "Bank"), acting by an authorized signing officer (the "Attorney") for the time being of the Bank's Branch of Account, the attorney of each Borrower:

(a) to sign for and on behalf and in the name of each Borrower as drawer, drafts in the Bank's standard form which are "depository bills" under and as defined in the *Depository Bills and Notes Act* (the "DBNA") ("Drafts") drawn on the Bank payable to a "clearing house" under the DBNA or its nominee for deposit by the Bank with the "clearing house" after acceptance thereof by the Bank; and

(b) to fill in the amount, date and maturity date of such Drafts;

provided that such acts in each case are to be undertaken by the Bank in accordance with instructions given to the Bank by the applicable Borrower as provided in this power of attorney.

Instructions to the Bank relating to the execution, completion, endorsement, discount, purchase and/or delivery by the Bank on behalf of a Borrower of Drafts which the applicable Borrower wishes to submit to the Bank for acceptance by the Bank shall be communicated by the Agent in writing to the Attorney at the Bank's Branch of Account concurrently with delivery by the applicable Borrower, pursuant to the provisions of (i) Section 3.7 of the Credit Agreement, a Borrowing Notice by way of Bankers' Acceptances in the form of Schedule "A" to the Credit Agreement, or (ii) Section 3.21 of the Credit Agreement, a Conversion Notice in the form of Schedule "C" to the Credit Agreement. The instructions to the Bank shall specify the following information:

(a) a Canadian Dollar amount, which shall be the aggregate face amount of the Drafts to be accepted by the Bank in respect of a particular Borrowing, Conversion or Rollover; and

(b) a specified period of time, as provided in the Credit Agreement, which shall be the number of months after the date of such Drafts that such Drafts are to be payable, and the dates of issues and maturity of such Drafts; and

(c) payment instructions specifying the account number of the applicable Borrower and the financial institution at which proceeds from the sale of such Drafts are to be credited.

The communication in writing to the Bank of the instructions referred to above shall constitute (a) the authorization and instruction of the applicable Borrower to the Bank to complete and endorse Drafts in accordance with such information as set out above and (b) the request of the applicable Borrower to the

Bank to accept such Drafts and deposit the same with the "clearing house" against payment as set out in the instructions. The Borrowers acknowledge that the Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement.

The Bank shall be and it is hereby authorized to act on behalf of each Borrower upon and in compliance with instructions communicated to the Bank as provided herein if the Bank reasonably believes them to be genuine. If the Bank accepts Drafts pursuant to any such instructions, the Bank shall confirm particulars of such instructions and advise the applicable Borrower that the Bank has complied therewith by notice in writing addressed to the applicable Borrower in accordance with the Credit Agreement. The Bank's actions confirmed and advised to the applicable Borrower by such notice shall be conclusively deemed to have been in accordance with the instructions of the applicable Borrower.

Each Borrower agrees to indemnify the Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby including the deposit of any draft with the "clearing house"; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or willful misconduct of the Bank or any of its directors, officers, employees, affiliates or agents.

This power of attorney may be revoked at any time upon not less than 5 Business Days' written notice served upon the Bank at its Branch of Account, provided that (i) it may be replaced with another power of attorney forthwith in accordance with the requirements of Section 3.9 of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the applicable Borrower in respect of any Draft executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective. This power of attorney may be terminated by the Bank at any time upon not less than 5 Business Days written notice to the applicable Borrower in accordance with Section 14.6 of the Credit Agreement. Any revocation or termination of this power of attorney shall not affect the rights of the Bank and the obligations of the applicable Borrower with respect to the indemnities of the applicable Borrower above stated with respect to all matters arising prior in time to any such revocation or termination.

This power of attorney is in addition to and not in substitution for any agreement to which the Bank and the applicable Borrower are parties.

This power of attorney shall be governed in all respects by the laws of the Province of Alberta and the laws of Canada applicable therein and each of the Borrowers and the Bank hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail. Capitalized terms used and not defined herein shall have the meanings given to them in the Credit Agreement.

Schedule "C" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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NOTICE OF CONVERSION

Date: ______________________

Royal Bank of Canada, as Agent
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Telefax: (416) 842-4023

Dear Sirs:

We refer to the Credit Agreement dated as of the 2nd day of January, 2008 among **KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED**, as Borrowers, **KEYERA FACILITIES INCOME FUND**, as Guarantor and Covenantor, and a consortium of Lenders with **ROYAL BANK OF CANADA**, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a conversion of Accommodations pursuant to Section 3.21 of the Credit Agreement.

We have outstanding [Cdn. $ or US $] _________ by way of [Prime Loan, US Base Rate Loan, Libor Loan, Bankers' Acceptance or Letters of Credit]. Please convert [Cdn. $ or US $] ______________ outstanding by way of ______________________ [Prime Loan, US Base Rate Loan, Libor Loan, Bankers' Acceptance or Letters of Credit] into a ______ [Prime Loan, US Base Rate Loan, Libor Loan, Bankers' Acceptance or Letters of Credit] on the ______ day of _____________200___.

[If Applicable] The Libor Interest Period for the Libor Loan is ____ months.

[If Applicable] The term of each such Banker's Acceptance shall be for a period of **[30/60/90/120/180]** _______ days, maturing on ____________________.

[If Applicable] The Letter of Credit expiry date is _________________.

This notice is given by the undersigned officers in their capacity as an officer of the administrator of Keyera Energy Limited Partnership on behalf of Keyera Energy Limited Partnership and/or officer of Keyera Energy Facilities Limited, as applicable, and without any personal liability on the part of such officer.

Yours very truly,

KEYERA ENERGY LIMITED PARTNERSHIP by its administrator KEYERA ENERGY MANAGEMENT LTD.

Per: ______________________________

Name:
Title:

KEYERA ENERGY FACILITIES LIMITED

Per: ______________________________

Name:
Title:

Schedule "D" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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NOTICE OF ROLLOVER

Date: ______________________

Royal Bank of Canada, as Agent
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Telefax: (416) 842-4023

Dear Sirs:

We refer to the Credit Agreement dated as of the 2nd day of January, 2008 among **KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED**, as Borrowers, **KEYERA FACILITIES INCOME FUND**, as guarantor and covenantor, and a consortium of Lenders with **ROYAL BANK OF CANADA**, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of a **[Libor Loan/Bankers' Acceptance]** pursuant to Section 3.22 of the Credit Agreement.

We have outstanding Cdn. $ ______________ by way of Libor Loan. The Libor Interest Period in respect of such Libor Loan expires on ___________________, ____. Please rollover such Libor Loan such that the subsequent Libor Interest Period is _____ months.

We have outstanding US $ ______________ by way of Libor Loan. The Libor Interest Period in respect of such Libor Loan expires on ___________________, ____. Please rollover such Libor Loan such that the subsequent Libor Interest Period is _____ months.

We have outstanding Cdn. $______________ by way of Bankers' Acceptance which matures on _________________. Please Rollover Cdn. $_____________ of such Bankers' Acceptance. We will forward a Notice of Accommodation by way of Bankers' Acceptance in the form of Schedule "A" to the Credit Agreement on the date of Rollover.

The term of each such Bankers' Acceptance shall be **[30/60/90/120/180]** days, maturing on ______________________.

This notice is given by the undersigned officers in their capacity as an officer of the administrator of Keyera Energy Limited Partnership on behalf of Keyera Energy Limited Partnership and/or officer of

Keyera Energy Facilities Limited, as applicable, and without any personal liability on the part of such officer.

Yours very truly,

KEYERA ENERGY LIMITED PARTNERSHIP by its administrator KEYERA ENERGY MANAGEMENT LTD.

Per: ______________________________
Name:
Title:

KEYERA ENERGY FACILITIES LIMITED

Per: ______________________________
Name:
Title:

Schedule "E" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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COMPLIANCE CERTIFICATE

We, ______________________, and ________________________, both of the City of Calgary, in the Province of Alberta, hereby certify as follows:

1. We are respectively **[the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Controller or Treasurer]** of **KEYERA ENERGY MANAGEMENT LTD.,** the duly authorized administrator of **KEYERA FACILITIES INCOME FUND** (the "**Fund**"), **[the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Controller or Treasurer]** of **KEYERA ENERGY FACILITIES LTD.** ("**KEFL**") and **[the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President, Controller or Treasurer]** of **KEYERA ENERGY MANAGEMENT LTD.,** the duly authorized administrator of **KEYERA ENERGY LIMITED PARTNERSHIP** ("**KELP**").

2. This Certificate is given by the undersigned officers in their capacity as officers of the administrator of the Fund on behalf of the Fund, KEFL and the administrator of KELP on behalf of KELP without any personal liability on the part of such officers.

3. This Certificate applies to the Fiscal **[Quarter/Year]** ending _______________, _____.

4. We are familiar with and have examined the provisions of the credit agreement dated as of January 2, 2008 (as amended from time to time the "**Credit Agreement**") among KELP and KEFL, as borrowers, the Fund, as guarantor and covenantor, and a consortium of Lenders with Royal Bank of Canada as Agent, and we have made such reasonable investigations of records and inquiries of officers and senior personnel of the Fund, KEFL and KELP as we have deemed necessary for purposes of this Certificate. Terms defined in the Credit Agreement are used herein as therein defined.

5. As of the date of this Compliance Certificate, there exists no Default or Event of Default**[, other than •]**.

6. Each of the representations and warranties made in the Credit Agreement were true and correct as at the _____ day of _______________, _____, being the last day of the **[Fiscal Quarter/Year]** most recently ended**[, other than •]**.

7. As of the last day of the above-referenced Fiscal Quarter, the Indebtedness outstanding was in the amount of $____________________.

8. As of the last day of the above referenced Fiscal Quarter, the Debt to EBITDA Ratio was • to 1.0 calculated as follows:

(a) Debt as of such date was $__________, calculated in the manner set forth in Appendix 1 attached hereto.

(b) EBITDA as of such date was $•, calculated in the manner set forth in Appendix 2 attached hereto.

9. As of the last day of the above-referenced Fiscal Quarter, the Debt to Capitalization Ratio was • to 1.0, calculated as follows:

(a) Debt as of such date was $• calculated as above;

(b) Capitalization as of such dated was $• calculated as the sum of Debt as calculated above and Equity, calculated in the manner set forth in Appendix 3 attached hereto.

WITNESS OUR HANDS on behalf of KEYERA FACILITIES INCOME FUND, KEYERA FACILITIES LIMITED and KEYERA ENERGY LIMITED PARTNERSHIP at the City of Calgary, in the Province of Alberta, this _____ day of ____________, _____.

KEYERA FACILITIES INCOME FUND by its administrator KEYERA ENERGY MANAGEMENT LTD.

Per: ______________________________
Name:
Title:

KEYERA ENERGY FACILITIES LIMITED

Per: ______________________________
Name:
Title:

KEYERA ENERGY LIMITED PARTNERSHIP by its administrator KEYERA ENERGY MANAGEMENT LTD.

Per: ______________________________
Name:
Title:

Schedule "F" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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REQUEST FOR EXTENSION

Date:________________________

Royal Bank of Canada, as Agent
Agency Services Group
12th Floor, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2W7

Attention: Manager, Agency
Telefax: (416) 842-4023

Dear Sirs:

We refer to the Credit Agreement dated as of the 2nd day of January, 2008 between **KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED**, as Borrowers, **KEYERA FACILITIES INCOME FUND**, as guarantor and covenantor, and a consortium of Lenders with **ROYAL BANK OF CANADA**, as Agent (the "**Credit Agreement**"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

In accordance with Section 3.4 of the Credit Agreement, we hereby request that the Lenders extend the Revolving Period for a period of 364 days with the Revolving Period under the Credit Agreement being extended from ______________ ____, 20___ to ______________ ____, 20___.

We hereby certify that:

(a) except as disclosed to the Agent in writing, the representations and warranties contained in Section 2.1 of the Credit Agreement are and will be true and correct on the date hereof and on the date of extension, as applicable, with the same effect as if such representations and warranties were made on the date hereof; and

(b) there exists no Default or Event of Default.

As of the date of this Notice, there exists no Default or Event of Default, other than (•).

If you are in agreement with this extension on the existing terms and conditions, please execute the counterpart of this Request for Extension and return it to us.

This notice is given by the undersigned officers in the capacity as officers of the Borrowers and without any personal liability on the part of such officer.

Yours very truly,

KEYERA ENERGY LIMITED PARTNERSHIP by its administrator KEYERA ENERGY MANAGEMENT LTD.

Per: ______________________________

______________________________ Name:

______________________________ Title:

KEYERA ENERGY FACILITIES LIMITED

Per: ______________________________

______________________________ Name:

______________________________ Title:

Agreed to by

ROYAL BANK OF CANADA, as Agent

Per:: ______________________________

Name:

Title:

Date: ______________________________

Schedule "G" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

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LENDER TRANSFER AGREEMENT

TO: Royal Bank of Canada, as Agent

AND TO: Keyera Energy Limited Partnership and Keyera Energy Facilities Limited (the "Borrowers")

AND TO: Keyera Facilities Income Fund (the "Guarantor") **[ntd: if address to the Fund, also need to add to references to Agent and Lenders below]**

RE: Credit Agreement made as of January 2, 2008 (as amended, modified, restated or replaced from time to time, the "Credit Agreement") among the Borrowers, the Guarantor, the Lenders and the Agent and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. **[name of new lender]** (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee desires to become a Lender under the Credit Agreement; **[name of selling Lender]** (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided ___% interest in its Commitment equal to its Commitment as calculated in paragraph 4 below; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender including, without limitation, the liability to make available its Lender's Proportion of Accommodations made on or after the date hereof in accordance with its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4. The Assignee confirms that its Commitment under the Credit Agreement shall be $______________.

5. The Assignee agrees to assume, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement arising after the date hereof to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent; provided that if any Bankers' Acceptances accepted by the Assignor remain outstanding on such date, such Bankers' Acceptances shall remain the liability and obligation of the Assignor and **[the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with**

respect to such Bankers' Acceptances (including reimbursement rights); and shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers' Acceptances (other than losses or costs which arise out of the negligence or willful misconduct of the Assignor) to the extent of the Assignee's Commitment provided for herein, and shall be entitled to that percentage (as agreed to between the Assignee and the Assignor) of a proportionate amount of the fees paid in respect of such Bankers' Acceptances based upon the relative proportions of the Commitments of the Assignor and Assignee and the number of days remaining in the term of any such Bankers' Acceptances] or [the assignment contained herein shall exclude the obligation of the Borrower to repay or reimburse the Assignor the face amounts of outstanding Bankers' Acceptances which have been accepted by the Assignor prior to the date hereof ("Outstanding BAs") and if an Event of Default occurs prior to the Assignor being repaid or reimbursed in respect of Outstanding BAs, then until such repayment or reimbursement is made, for the purposes of voting under the Credit Agreement the Assignor shall be considered to have a Commitment increased by, and the Commitment of the Assignee shall be considered to be reduced by, the face amount of such Outstanding BAs].

6. The Assignee acknowledges and confirms that it has not relied upon and that the Assignor or the Agent or any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrowers. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it is not a non-resident within the meaning of the *Income Tax Act* (Canada) and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

Branch of Account:

[•]
[•]

Attention: [•]
Telecopier: [•]

11. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

12. This Lender Transfer Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile execution, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same document.

DATED this ____ day of ______________, _______.

____

[Name of Assignor]

By: ______________________________________
Name:
Title:

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the undersigned hereby and confirms that its Commitment as so reduced is Cdn. $●.

____

[Name of Assignor]

By: ______________________________________
Name:
Title:

The Borrowers hereby acknowledge the above Lender Transfer Agreement and consent to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

KEYERA ENERGY LIMITED PARTNERSHIP by its administrator KEYERA ENERGY MANAGEMENT LTD.

By: ______________________________________
Name:
Title:

KEYERA ENERGY FACILITIES LIMITED

By: ______________________________________
Name:
Title:

The Guarantor hereby acknowledges the above Lender Transfer Agreement and consent to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

KEYERA FACILITIES INCOME FUND, by its Administrator, KERERA ENERGY MANAGEMENT LTD.

By: ______________________________________

Name:

Title:

Royal Bank of Canada, as Agent, hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

ROYAL BANK OF CANADA, as Agent

By: ______________________________________

Name:

Title:

Schedule "H" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

---

[INTENTIONALLY DELETED]

Schedule "I" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED, as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

---

CONTINGENT LIABILITIES

1. Guarantees provided pursuant to the Credit Agreement dated as of the 2nd day of January, 2008 among Keyera Energy Limited Partnership and Keyera Energy Facilities Limited, as Borrowers, Keyera Facilities Income Fund, as Guarantor and Covenantor, and a consortium of Lenders with Royal Bank as Agent.

2. Guarantees of the Notes.

3. Guarantees under the operating facility agreement dated January 2, 2008, made between Royal Bank of Canada and the Borrowers.

4. Guarantees under the operating facility agreement dated January 2, 2008, made between The Toronto-Dominion Bank and the Borrowers.

5. Guarantees under the daylight loan facility agreement dated January 2, 2008, made between The Toronto-Dominion Bank and the Fund.

Schedule "J" to the Credit Agreement dated as of the 2nd day of January, 2008 among KEYERA ENERGY LIMITED PARTNERSHIP and KEYERA ENERGY FACILITIES LIMITED; as Borrowers, KEYERA FACILITIES INCOME FUND, as Guarantor and Covenantor, and a consortium of Lenders with ROYAL BANK OF CANADA as Agent

---

FORM OF RESTRICTED SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of the ◇ day of ◇, 20◇,

BY:

◇ (the "**Guarantor**"),

IN FAVOUR OF:

ROYAL BANK OF CANADA, as agent (the "**Agent**") and includes such Person's successors and assigns as Agent.

RECITALS:

The Guarantor has agreed to guarantee the payment and performance by the Borrowers of the Guaranteed Obligations.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Guarantor), the Guarantor agrees with the Agent and the other Guaranteed Parties as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Guarantee, in addition to the definitions set out in any Section hereof:

"**Borrowers**" mean Keyera Energy Limited Partnership and Keyera Energy Facilities Limited and their permitted successors and permitted assigns, and "Borrower" means either one of them;

"**Credit Agreement**" means the credit agreement dated as of January 2, 2008 among the Borrowers, as borrowers, Keyera Facilities Income Fund, as guarantor and covenantor, certain financial institutions party thereto from time to time as lenders (the "**Lenders**") and the Agent, as agent, as amended, restated or replaced from time to time;

"**Credit Documents**" mean the Credit Agreement, the Swaps to which a Swap Provider is a party, the other Loan Documents and all other documents delivered or to be delivered to or for the benefit of the Agent, the Lenders and each Swap Provider pursuant to the Credit Agreement and the Swaps to which a Swap Provider is a party;

"**Default**" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

"**Event of Default**" means (i) any Event of Default under and as defined in the Credit Agreement or (ii) with respect to Swaps, an event of default under any Swap to which a Swap Provider is a party which would entitle the Swap Provider to enforce any or all of its rights and remedies against the Borrowers pursuant to the Swap;

"**Fund**" means Keyera Facilities Income Fund, an unincorporated open-ended trust established under the laws of the Province of Alberta, and its successors and permitted assigns;

"**Guaranteed Obligations**" means all of the obligations, liabilities and indebtedness of the Fund, the Borrowers or any Restricted Subsidiary to the Agent, any Lender and any Swap Provider from time to time, whether present or future, direct or indirect, absolute or contingent, liquidated or unliquidated, matured or unmatured, extended or renewed, as principal or surety, alone or with others, of whatsoever nature or kind, in any currency, under or in respect of all or any of the Credit Documents;

"**Guaranteed Parties**" means the Agent, the Lenders and the Swap Providers, and "**Guaranteed Party**" means any one of them;

"**Indemnified Amounts**" means the amounts to be paid by the Guarantor under Section 2.2;

"**Proceedings**" means any voluntary or involuntary receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature;

"**Restricted Subsidiaries**" means the Restricted Subsidiaries under and as defined in the Credit Agreement, other than the Guarantor;

"**Swap Provider**" means a Lender or any Affiliate of a Lender who has executed a Swap with a Loan Party;

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Guaranteed Party, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority.

Unless the context otherwise requires, all other capitalized terms used herein not otherwise defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2 References

As used herein, "**this Guarantee**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and any similar expressions refer to this Guarantee as it may be supplemented, amended, restated or replaced from time to time, and not to any particular Article, Section or other portion hereof. Whenever in this Guarantee a particular Article, Section or other portion thereof is referred to, such reference pertains to the Article, Section or portion thereof contained herein unless otherwise indicated. In this Guarantee, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The inclusion of headings in this Guarantee is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 Invalidity of Provisions

Each of the provisions contained in this Guarantee is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of the remaining part of such provision or any other provision hereof; and the invalidity of a particular provision or part thereof in a particular jurisdiction shall not invalidate such provision or part thereof in any other jurisdiction.

1.4 Entire Agreement

This Guarantee constitutes the entire agreement among the parties pertaining to the subject matter of this Guarantee and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no warranties, representations or agreements, express, implied or statutory, between the parties in connection with such subject matter except as specifically set forth or referred to in this Guarantee.

1.5 Waiver, Amendment

No amendment or waiver of this Guarantee shall be valid or binding unless executed in writing by the parties to this Guarantee. A waiver of any provision of this Guarantee shall only constitute a waiver in the specific instance and for the specific purpose for which it is given. A waiver of any provision of this Guarantee shall not constitute a continuing waiver unless expressly provided in writing. No failure or delay by the Agent or other Guaranteed Party in exercising any right or power hereunder shall operate as a waiver thereof.

1.6 Governing Law, Attornment

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Alberta.

ARTICLE 2
GUARANTEE AND INDEMNITY

2.1 Guarantee

The Guarantor unconditionally, absolutely and irrevocably guarantees to and for the benefit of each of the Agent and the other Guaranteed Parties the due and punctual payment and performance of all Guaranteed Obligations. This Guarantee contained herein is an absolute, unconditional, present and continuing guarantee of payment. If, for any reason whatsoever, the Fund, either of the Borrowers or any Restricted Subsidiary shall fail or be unable to duly, punctually and fully pay or perform any Guaranteed Obligation as and when the same shall become due and payable, the Guarantor shall forthwith pay, cause to be paid or cause to be performed, such Guaranteed Obligation to the Agent for and on behalf of itself and the other Guaranteed Parties.

2.2 Indemnity

The Guarantor shall indemnify and save harmless the Agent and the other Guaranteed Parties from and against any and all losses, costs and expenses which they may suffer in any way as a result of

the occurrence of any event or circumstance which is, or is expressed to be, a Default or Event of Default under a Credit Document, or any Credit Document becoming for any reason whatsoever in whole or in part:

(a) void, voidable, *ultra vires*, illegal, invalid, ineffective or otherwise unenforceable by the Agent or the other Guaranteed Parties in accordance with its terms, or

(b) released, compromised or discharged by operation of law or otherwise,

(an "**Indemnifiable Circumstance**"). For greater certainty, the foregoing losses shall include without limitation all obligations hereby guaranteed which would have been payable by any Borrower but for the existence of an Indemnifiable Circumstance.

2.3 Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rendered unenforceable, is rescinded or must otherwise be returned by the Agent or any Guaranteed Party as a result of any Proceedings of or affecting the Fund, either of the Borrowers, any Restricted Subsidiary, the Guarantor or any other Person or for any other reason whatsoever, all as though such payment had not been made. The Agent or any Guaranteed Party may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability and the obligation of the Guarantor under this Guarantee.

ARTICLE 3
ENFORCEMENT

3.1 Demand

Upon an Event of Default occurring under a Credit Document, the Guarantor shall, on demand by or on behalf of the Agent, forthwith pay to the Agent, and/or perform or cause the performance of, all Guaranteed Obligations and Indemnified Amounts for which such demand was made.

3.2 Right to Immediate Payment or Performance

The Agent shall not be bound or obligated to make any demand on or to seek or exhaust its recourse against either of the Borrowers or any other Person or any Guaranteed Party, before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Guarantee, and the Guarantor hereby renounces all benefits of discussion and division.

3.3 Subordination

All liabilities and indebtedness, present and future, joint or several, absolute or contingent, of the Borrowers to the Guarantor are hereby subordinated to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, after the occurrence of an Event of Default, all such liabilities and indebtedness of the Borrowers to the Guarantor are hereby postponed to the payment and performance in full of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder and, all monies received by the Guarantor in respect thereof after demand for payment and/or performance by the Agent hereunder shall be received

in trust for the Agent and the other Guaranteed Parties and forthwith upon receipt shall be paid over to the Agent, the whole without in any way lessening or limiting the liability of the Guarantor under this Guarantee.

The Guarantor shall not have any right of subrogation to the Agent or any Guaranteed Party in respect of the Guaranteed Obligations or the Indemnified Amounts, until the Agent and the other Guaranteed Parties have received full and final payment and performance of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder.

If any amount shall be paid to the Guarantor in violation of the preceding sentence at any time prior to the full and final payment of the Guaranteed Obligations and the Indemnified Amounts, such amount shall be held in trust for the benefit of the Agent and the other Guaranteed Parties and shall forthwith be paid to the Agent to be credited and applied to the amounts due or to become due with respect to the Credit Documents, whether matured or unmatured.

3.4 Enforcement Through Agent

The Guarantor acknowledges and agrees that the rights of any of the Guaranteed Parties hereunder may be exercised in whole or in part by the Agent on behalf of such Guaranteed Parties.

ARTICLE 4
PROTECTION OF AGENT AND THE GUARANTEED PARTIES

4.1 Defects in Creation of Guaranteed Obligations

None of the Agent or the other Guaranteed Parties shall be concerned to see or inquire into the capacity and powers of the Fund, either of the Borrowers, any Restricted Subsidiary or any partners, directors, officers, employees or agents acting or purporting to act on their behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Fund, the Borrowers and the Restricted Subsidiaries in favour of the Agent and the other Guaranteed Parties shall be deemed to form part of the Guaranteed Obligations even though the Fund, the Borrowers and the Restricted Subsidiaries may not be legal entities or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of either of the Borrowers or any partners, directors, officers, employees or agents acting or purporting to act on their behalf and notwithstanding that the Agent or the other Guaranteed Parties have specific notice of the capacity and powers of the Fund, the Borrowers, the Restricted Subsidiaries or any partners, directors, officers, employees or agents acting or purporting to act on their behalf.

4.2 Liability Absolute

This Guarantee shall be a continuing guarantee and the liability of the Guarantor hereunder shall be absolute, unconditional and irrevocable and shall not be discharged, diminished or in any way affected by:

(a) any amalgamation, merger, consolidation or reorganization of the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor or any continuation of the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

(b) any change in the name, business, objects, capital structure, ownership, constating documents, by-laws, partnership agreements or resolutions of the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor, as the case may be, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor becomes the property of any other Person;

(c) any lack of validity, enforceability or value of any Credit Document or any other agreement or instrument relating thereto;

(d) any change in the time, manner or place of payment of, or in any other term of any Credit Document or any amendment or waiver thereof, or any consent to departure from any Credit Document;

(e) any release or amendment or waiver of or consent to departure from any other guarantee for any Credit Document;

(f) any manner of sale or other disposition of any collateral or any other assets of the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor;

(g) the voluntary or involuntary bankruptcy, insolvency, liquidation or dissolution of the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor, or any other Person, and the occurrence of any other proceeding as a result of such bankruptcy or insolvency;

(h) any amendment or modification of or supplement to or other change in any Credit Document;

(i) any failure, omission or delay on the part of any Person to conform or comply with any term of any Credit Document;

(j) to the extent as may be waived under applicable law, the benefit of all principles or provisions of law, statutory or otherwise, which may be in conflict with the terms hereof or which shall delay, interfere with, hinder or prevent, or in any way adversely affect, the performance by the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor in its respective obligations under or in respect of the Credit Documents or this Guarantee;

(k) any failure or lack of diligence in collection or protection, failure in presentment or demand from payment, protest, notice of protest, notice of default and of nonpayment, any failure to give notice to the Guarantor of failure of the Fund, either of the Borrowers or any Restricted Subsidiary to keep and perform any obligation, covenant or agreement under the terms of the Credit Documents or this Guarantee;

(l) any attachment, claim, demand, charge, lien, order, process encumbrance or any other happening or event or reason, similar or dissimilar to the foregoing, or any withholding or diminution at the source, by reason of any taxes, assessments, expenses, debt, obligations, or liabilities of any character, foreseen or unforeseen, and whether or not valid, incurred

by or against the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor or any claims, demands, charges or liens of any nature, foreseen or unforeseen, incurred by the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor, or against any sums payable in respect of the Credit Documents or this Guarantee, so that such sums would be rendered inadequate or would be unavailable to make the payments herein provided; or

(m) any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Fund, either of the Borrowers, any Restricted Subsidiary or the Guarantor or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor;

provided that the specific enumeration of the above-mentioned acts, failures or omissions shall not be deemed to exclude any other acts, failures or omissions, though not specifically mentioned above, it being the purpose and intent of this Guarantee and the parties hereto that the obligations of the Guarantor shall be absolute and unconditional and shall not be discharged, impaired or varied except by the payment of the Guaranteed Obligations and Indemnified Amounts whenever the same shall become due and payable.

Without limiting the generality of the foregoing, the Guarantor agrees that repeated and successive demands may be made and recoveries may be had hereunder as and when, from time to time, there shall be an Event of Default under any Credit Document and that notwithstanding the recovery hereunder for or in respect thereof, this Guarantee shall remain in force and effect and shall apply to each and every subsequent Default and Event of Default. If (i) an event permitting the exercise of remedies under any Credit Document, as the case may be, shall at any time have occurred and be continuing and (ii) such exercise, or any consequences thereof provided in any Credit Document, as the case may be, shall at any time be prevented by reason of the pendency against the Fund, either of the Borrowers or any Restricted Subsidiary of a Proceeding, the Guarantor agrees that, solely for purposes of this Guarantee and its obligations hereunder, such Credit Document shall be deemed to have been declared in default and all amounts thereunder shall be deemed to be immediately due and payable, with all the attendant consequences as provided in such agreement as if declaration of default and the consequence thereof had been accomplished in accordance with the terms thereof, and the Guarantor shall forthwith pay and perform the Guaranteed Obligations.

4.3 Dealings by the Agent and the Guaranteed Parties

The Agent and the other Guaranteed Parties may from time to time in their absolute discretion, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

(a) permit any increase or decrease, however significant, of the Guaranteed Obligations or supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, any Credit Document or any other agreement relating to any of the foregoing or, in whole or in part demand payment of all or any Guaranteed Obligations and/or the Indemnified Amounts;

(b) enforce or take action under or abstain from enforcing or taking action under any Credit Document or any other guarantee of the Guaranteed Obligations or indemnity of the Indemnified Amounts;

(c) renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Fund, either of the Borrowers, any Restricted Subsidiary, the Guarantor, any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(d) accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Fund, either of the Borrowers, any Restricted Subsidiary, the Guarantor, any other guarantor or other Person liable directly or indirectly for all or any part of the Guaranteed Obligations or Indemnified Amounts;

(e) in whole or in part prove or abstain from proving any claim of the Agent or the other Guaranteed Parties in any Proceedings of or affecting the Fund, either or both of the Borrowers, any Restricted Subsidiary or any other Person; and

(f) agree with the Fund, either of the Borrowers, any Restricted Subsidiary, any other guarantor or any other Person to do anything described in paragraphs (i) to (vi) above;

whether or not any of the matters described in paragraphs (i) to (vii) above occur alone or in connection with one or more other such matters.

None of the Agent or any Guaranteed Party nor any of their directors, officers, employees or agents or any receiver or receiver-manager appointed by any of them or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by them in connection with the Guaranteed Obligations or the Indemnified Amounts or any part thereof including without limitation any of the matters described above in this Section 4.3.

4.4 Waiver of Notice

To the extent permitted by applicable law, the Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations or the Indemnified Amounts and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 4.1, 4.2 or 4.3 and all other notices whatsoever in respect of the Guaranteed Obligations or the Indemnified Amounts. The Guarantor hereby acknowledges receipt of copies of the Credit Documents and all guarantees and other documents referred to in the Credit Agreement

and of all the provisions therein contained and consents to and approves the same.

ARTICLE 5
MISCELLANEOUS

5.1 Expenses

The Guarantor shall pay on demand all reasonable out of pocket costs and expenses of the Agent and the other Guaranteed Parties (including, without limitation, the fees and expenses of counsel for the Agent and the other Guaranteed Parties on a solicitor and his own client full indemnity basis) incurred in connection with any enforcement of this Guarantee.

5.2 No Set-off by Guarantor

All amounts payable by the Guarantor under this Guarantee shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever.

5.3 No Waiver

No delay on the part of the Agent or any Guaranteed Party in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Agent or the other Guaranteed Parties of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Agent or any Guaranteed Party permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Guarantee.

5.4 Additional Guarantee

This Guarantee shall be in addition to, and shall not be in any way prejudiced by nor shall this Guarantee prejudice:

(a) any guarantee now or hereafter held by the Agent or any Guaranteed Party, and

(b) the endorsement by the Guarantor of any notes or other documents,

and rights of the Agent and the other Guaranteed Parties under this Guarantee shall not be merged in any such other guarantee or endorsement.

5.5 Assignment

The Guarantor shall not assign any of its obligations with respect to this Guarantee without the prior written consent of the Guaranteed Parties except to the extent permitted under all of the Credit Documents in effect at such time.

5.6 Communication

Any demand, notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand-delivery and shall be deemed to have been received at the time it is delivered to the individual designated below as the person to whose attention demands, notices and other communications are to be given or to the addressee at the applicable address noted below to the attention of the individual designated below. Notice of change of address shall also be governed by this Section 5.6. Demands, notices and other communications shall be addressed as follows:

(a) **Agent:**

Royal Bank of Canada
11th Floor, Bankers Hall West
888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Senior Manager

(b) **Guarantor:**

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Attention: <>

Fax: (403) 292-3890 Fax: (◇) ◇

5.7 Successors and Assigns

This Guarantee shall be binding upon the Guarantor and its partners and their respective successors and permitted assigns and enure to the benefit of the Agent, the other Guaranteed Parties and their respective successors and assigns.

5.8 Copy Received

The Guarantor acknowledges receipt of a copy of this Guarantee.

5.9 Time of the Essence

Time shall be of the essence.

5.10 Taxes

If any payment made by the Guarantor to the Agent or any Guaranteed Party becomes subject to any withholding or deduction with respect to Taxes, the Guarantor shall also duly and punctually pay to the Agent or such Guaranteed Party such additional amount (if any) as would have been payable by the applicable Borrower or Borrowers under the applicable Credit Documents as a result of such withholding or deduction if such payment were being made by such Borrower or Borrowers, and for such purposes such additional amount shall be determined as if the applicable withholding tax provisions from the applicable Credit Documents were incorporated herein mutatis mutandis. In any such circumstance, the Guarantor shall also promptly remit to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Guarantor on behalf of the Agent or such Guaranteed Party.

5.11 Foreign Currency Obligations

The Guarantor will make payment relative to each Guaranteed Obligation or Indemnified Amount in the currency (the "**Original Currency**") in which the applicable Borrower is required to pay such Guaranteed Obligation or Indemnified Amount. If the Guarantor makes payment relative to any Guaranteed Obligation or Indemnified Amount to the Agent in a currency (the "**Other Currency**") other than the Original Currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment will constitute a discharge of the liability of the Guarantor hereunder in respect of such Guaranteed Obligation or Indemnified Amount only to the extent of the amount of the Original Currency which the Agent is able to purchase at Calgary, Alberta with the amount it receives on the date of receipt. If the amount of the Original Currency which the Agent is able to purchase is less than the amount of such currency originally due to it in respect to the relevant Guaranteed Obligation or Indemnified Amount, the Guarantor will indemnify and save the Agent and the other Guaranteed Parties harmless from and against any loss or damage arising as a result of such deficiency. This indemnity will constitute an obligation separate and independent from the other obligations contained in this Guarantee, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted by the Agent or the other Guaranteed Parties and will continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order.

[SIGNATURE PAGES FOLLOWS]

IN WITNESS WHEREOF the Guarantor has executed this Guarantee as of the day and year first above written.

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Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

2910098_1

KEYERA

RECEIVED
2008 JUL 31 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

KEYERA FACILITIES INCOME FUND

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units (the "**Units**") of Keyera Facilities Income Fund (the "**Fund**") will be held in the **Sun Life Plaza Conference Centre, Plus 15 level, 144 – 4th Avenue S.W., Calgary, Alberta on May 13, 2008 at 2:00 p.m.** (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Fund (the "**Information Circular**") accompanying this Notice, namely:

1. to receive the audited consolidated financial statements of the Fund for the year ended December 31, 2007 together with the report of the auditors thereon;

2. to appoint Deloitte & Touche LLP as auditors of the Fund for the ensuing year;

3. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to elect directors of Keyera Energy Management Ltd. (the "**Administrator**") to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to the foregoing is set forth in the Information Circular which forms part of this Notice of Annual Meeting. Only Unitholders of record at the close of business on **March 18, 2008** will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please follow the instructions on the voting instruction form provided by your broker or other intermediary to register your vote. Registered Unitholders may complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, to reach the addressee no later than 24 hours before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of any reconvened meeting.

DATED at Calgary, Alberta this 10th day of March 2008.

KEYERA FACILITIES INCOME FUND,
by its Administrator, Keyera Energy Management Ltd.

(signed) *"James V. Bertram"*

James V. Bertram
President and Chief Executive Officer

KEYERA

KEYERA FACILITIES INCOME FUND

Notice of Meeting

and

Proxy Statement and Information Circular

in respect of the

ANNUAL MEETING OF UNITHOLDERS

to be held on May 13, 2008

Dated March 10, 2008

TABLE OF CONTENTS

MESSAGE TO UNITHOLDERS

March 10, 2008

Dear Unitholders:

We are pleased to invite you to the upcoming annual meeting of the unitholders ("**Unitholders**") of Keyera Facilities Income Fund (the "**Fund**") to be held in the Sun Life Plaza Conference Centre, Plus 15 level, 144 – 4th Avenue S.W., Calgary, Alberta on May 13, 2008 at 2:00 p.m. Calgary time (the "**Meeting**"). The Meeting will provide you with the opportunity to meet the proposed directors, as well as our management team.

The enclosed Proxy Statement and Information Circular describes in detail the formal business to be conducted at the Meeting. The business to be conducted will include the standard annual matters, namely the receipt of the audited consolidated financial statements for the year ended December 31, 2007 and the associated auditors' report thereon, the appointment of auditors and the election of directors.

Following the Meeting, there will be a presentation by management highlighting Keyera's accomplishments in 2007 and outlining what we see on the horizon for 2008 and 2009. This presentation will be followed by a question and answer session and refreshments.

Your participation at the Meeting is very important to us. If you are unable to attend in person, we encourage you to vote your units in the Fund by any of the means available to you as described in the enclosed Proxy Statement and Information Circular. If you have not already done so, we also encourage you to review the Fund's 2007 Annual Report, the 2007 annual financial statements and other public disclosure documents available on our website at www.keyera.com and on SEDAR at www.sedar.com.

We look forward to seeing you at the Meeting.

Sincerely,

(signed) "*James V. Bertram*"

James V. Bertram
President and Chief Executive Officer

KEYERA

KEYERA FACILITIES INCOME FUND

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "**Meeting**") of the holders (the "**Unitholders**") of trust units (the "**Units**") of Keyera Facilities Income Fund (the "**Fund**") will be held in the **Sun Life Plaza Conference Centre, Plus 15 level, 144 – 4th Avenue S.W., Calgary, Alberta on May 13, 2008 at 2:00 p.m.** (Calgary time) for the following purposes, which are described in more detail in the Proxy Statement and Information Circular of the Fund (the "**Information Circular**") accompanying this Notice, namely:

1. to receive the audited consolidated financial statements of the Fund for the year ended December 31, 2007 together with the report of the auditors thereon;

2. to appoint Deloitte & Touche LLP as auditors of the Fund for the ensuing year;

3. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to elect directors of Keyera Energy Management Ltd. (the "**Administrator**") to hold office until the next annual meeting of Unitholders or until their successors are elected or appointed; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

Information relating to the foregoing is set forth in the Information Circular which forms part of this Notice of Annual Meeting. Only Unitholders of record at the close of business on **March 18, 2008** will be entitled to notice of and to vote at the Meeting or any adjournment thereof.

If you are unable to attend the Meeting in person, please follow the instructions on the voting instruction form provided by your broker or other intermediary to register your vote. Registered Unitholders may complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope, or otherwise deliver it to Computershare Investor Services Inc. at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, to reach the addressee no later than 24 hours before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of any reconvened meeting.

DATED at Calgary, Alberta this 10th day of March 2008.

KEYERA FACILITIES INCOME FUND,
by its Administrator, Keyera Energy Management Ltd.

(signed) *"James V. Bertram"*

James V. Bertram
President and Chief Executive Officer

KEYERA

KEYERA FACILITIES INCOME FUND
PROXY STATEMENT AND INFORMATION CIRCULAR
DATED MARCH 10, 2008

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

This Proxy Statement and Information Circular ("**Information Circular**") is being sent to the holders ("**Unitholders**") of trust units ("**Units**") of Keyera Facilities Income Fund ("**Keyera**" or the "**Fund**") in connection with the annual meeting of the Unitholders (the "**Meeting**") to be held on May 13, 2008 in the **Sun Life Plaza Conference Centre, Plus 15 level, 144 – 4th Avenue S.W., Calgary, Alberta on May 13, 2008 at 2:00 p.m.** (Calgary time) for the purposes set forth in the Notice of Annual Meeting (the "**Notice**") accompanying this Information Circular. Unless otherwise noted, the information provided in this Information Circular is given as of March 10, 2008.

Your participation at the Meeting is very important to Keyera. The following questions and answers provide guidance on how you can vote your Units.

1. Am I entitled to vote?

All Unitholders at the close of business on March 18, 2008 (the "**Record Date**") are entitled to vote at the Meeting, or at any adjournment of that Meeting, on the items of business set forth in the Notice. Even if you disposed of your Units after the Record Date, you are still entitled to receive notice of and to vote at the Meeting. If you acquired Units after the Record Date, you are not entitled to receive notice of or vote at the Meeting.

2. What am I voting on?

As stated in the Notice, you are being asked to vote on the appointment of the auditors of the Fund for the ensuing year and the election of directors of Keyera Energy Management Ltd. (the "**Administrator**"), the administrator of the Fund.

Units may be voted for or withheld from voting on the appointment of auditors and the election of directors. **As discussed in this Information Circular, management is recommending that Unitholders vote FOR the appointment of auditors and FOR the election of directors.**

3. How will the votes be counted?

A simple majority of votes cast (50% plus one vote) by the Unitholders, in person or by proxy, will constitute approval of the appointment of auditors and the election of directors.

4. How many votes am I entitled to?

You are entitled to one vote for every Unit you hold as of the Record Date.

5. Am I a registered or beneficial Unitholder?

A registered Unitholder holds Units in his or her own name and such ownership is reflected in a Unit certificate or by other means of direct registration of the Units.

A beneficial Unitholder holds Units which are registered in the name of a nominee such as a bank, trust company, securities broker or other intermediary, and the holdings are recorded in an electronic system.

At present, the Fund utilizes a book-based system administered by CDS Clearing and Depository Services Inc. ("**CDS**"). In Canada, CDS acts as nominee for many banks, trust

companies and brokerage firms through which beneficial Unitholders hold their Units. Consequently, all Units are registered under the name of CDS & Co. (the registration name for CDS) or its nominee. The Fund does not know for whose benefit the Units registered in the name of CDS & Co. are held.

Units registered in the name of CDS & Co. can only be voted at the direction of the beneficial Unitholder. Therefore, without specific instructions from you delivered through your broker or its nominee, your Units cannot be voted. **Please refer to Question No. 7 for further information about how you, as a beneficial Unitholder, can vote your Units.**

6. How do registered Unitholders vote?

Registered Unitholders can vote in person at the Meeting or by proxy. If you wish to vote in person at the Meeting, do not complete and return the form of proxy but simply attend the Meeting where your vote will be taken and counted. Be sure to register with Computershare Trust Company of Canada ("**Computershare**"), our registrar and transfer agent, when you arrive at the meeting. If you do not wish to attend the Meeting or do not wish to vote in person, you can vote by proxy. To vote by proxy, you can convey your voting instructions by mail, telephone, facsimile or internet and by doing so your units will be voted at the Meeting by James V. Bertram or David G. Smith, who are the appointees set forth in the form of proxy. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed. A proxy must be in writing and must be signed by the Unitholder or by the Unitholder's attorney authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized. **To ensure that your vote is recorded, your proxy must be received by Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by no later than 2:00 p.m. (Calgary time) on the business day (Monday, May 12, 2008) preceding the day of the Meeting, or any adjournment of that Meeting.**

All Units represented by properly executed proxy forms received by Computershare prior to such time will be voted for or withheld from voting in accordance with your instructions as specified in the proxy form on any matter dealt with at the Meeting.

7. As a beneficial Unitholder, how do I vote?

As a beneficial Unitholder, your Units will likely be registered under the name CDS & Co. through the name of your broker or an agent of that broker. **Your Units can only be voted if you provide voting instructions through your broker or intermediary. If you do not provide specific voting instructions, your broker or other intermediary (or their nominee) is prohibited from voting your Units.**

As a beneficial Unitholder, applicable regulatory policy requires brokers/intermediaries to seek your voting instructions in advance of the Meeting. Every broker/intermediary has its own mailing procedures and provides its own return instructions which should be carefully followed in order to ensure that your Units are voted.

Often, brokers/intermediaries use voting instruction forms similar to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder on how to vote on behalf of the beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from their clients to Broadridge (formerly ADP Investor Communications) which typically mails a voting instruction form in lieu of the form of proxy. Upon receipt of the voting instruction form, you will have the option of completing and returning it by mail or facsimile, or you may be given the option of following specific telephone, internet or other voting procedures to vote your Units. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. As discussed in Question 8 below, you cannot use the voting instruction form to vote Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge.

8. As a beneficial Unitholder can I vote in person at the Meeting?

As a beneficial Unitholder, you can only vote in person at the Meeting by making arrangements with your intermediary/broker well in advance of the Meeting in accordance

with their procedures. The Fund does not know for whose benefit the Units registered in the name of CDS & Co. are held and cannot recognize you at the Meeting for purposes of voting your Units in person or by way of depositing a form of proxy unless you have made such arrangements.

If you wish to attend and vote at the Meeting, you should insert your name as a special appointment on the voting instruction form and carefully follow the instructions provided. Note that voting by telephone is not available if you wish to appoint yourself as a proxy. Once you have appointed yourself as a proxy, be sure to register with Computershare when you arrive at the Meeting.

9. Can I appoint someone other than the management nominees, James V. Bertram and David G. Smith, to act as my proxyholder at the Meeting?

Each of the persons named as proxyholders in the enclosed form of proxy is a director and/or officer of the Administrator. **A registered Unitholder wishing to appoint some other person as his or her representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare no later than 2:00 p.m. (Calgary time) on May 12, 2008 (or, in the event the Meeting is adjourned, at least 24 hours, excluding Saturdays, Sundays and holidays, before the beginning of any reconvened meeting).**

A beneficial Unitholder wishing to appoint someone other than the management nominees as proxyholder should insert the name of the person you wish to appoint as your proxy as a special appointment on the voting instruction form and carefully following the instructions provided. Note that voting by telephone is not available if you wish to appoint someone other than the management nominees as a proxy. It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment has been made to vote your Units. Be sure that your proxyholder registers with Computershare when he or she arrives at the Meeting.

Representatives appointed by a Unitholder as a proxy are not required to be Unitholders.

10. Who is soliciting my proxy?

Management of the Administrator, a wholly-owned subsidiary of the Fund, is soliciting proxies to be used at the Meeting and at any adjournment or postponement thereof. Solicitation of proxies will be primarily by mail, but may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of the Administrator, without special compensation. The cost of this solicitation will be borne by the Fund. Neither the Fund nor the Administrator will reimburse Unitholders, nominees or agents for the cost incurred in obtaining authorization to execute forms of proxy from their principals.

11. How will my proxy be voted?

The persons named in the proxy form must vote or withhold from voting your Units in accordance with your voting instructions. **In the absence of specific instructions, your Units will be voted FOR the election of directors and the appointment of auditors.**

12. What if there are amendments or variations to the items of business set forth in the Notice or other matters are brought before the Meeting?

The form of proxy confers discretionary authority upon the persons appointed with respect to amendments to the matters identified in the Notice and with respect to any other matters which may properly come before the Meeting. The Administrator knows of no matters to come before the Meeting other than the matters identified in the Notice of the Meeting. If any matters which are not known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

13. Can I change my mind once I have submitted my proxy or voting instructions?

Yes, you can revoke your proxy at any time before it is acted upon. **For registered Unitholders,** if your proxy was submitted by facsimile or mail, you can revoke it by instrument in writing executed by you, or by

your attorney authorized in writing, or if the Unitholder is a corporation, under corporate seal or by an officer or attorney duly authorized, and deposit such instrument in writing with Computershare at Suite 710, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 or at the business office of the Administrator at Suite 600, 144 – 4th Avenue S.W., Calgary, Alberta. If you conveyed your voting instructions by telephone or internet, then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 2:00 p.m. (Calgary time) on the business day preceding the Meeting (May 12, 2008), or any adjournment of that Meeting; or by depositing the revoking instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment of that Meeting; or in any other manner permitted by law, including personal attendance at the Meeting, or any adjournment of that Meeting. If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

For beneficial Unitholders, you must follow the procedures established by your broker/intermediary if you wish to revoke voting instructions that you have given to them. Normally, brokers/intermediaries require written notice of a revocation well in advance of the Meeting. Therefore, if you wish to revoke a proxy or voting instructions that you have given to your broker/intermediary, you should consult the instructions on the voting instruction form and contact your intermediary/broker prior to the Meeting to determine how you can do so.

14. Who counts the votes and will my vote be confidential?

Computershare, as the Fund's transfer agent and registrar, will act as scrutineer at the Meeting and will count the votes. This is done independently to preserve the confidentiality of individual Unitholder votes. Proxies may be referred to the Fund and the Administrator in cases where a Unitholder clearly intends to communicate with management (such as by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law or meeting procedures. In addition, Computershare may, upon request, provide the Fund and the Administrator with a status report on the total number of proxies received and the votes in respect of each item of business to be considered at the Meeting.

15. How will my Units be voted if a ballot is called at the Meeting on any of the items of business?

Your units will be voted as you specified in your proxy. If no such specification is made, then your Units will be voted FOR the appointment of auditors and FOR the election of directors.

16. How many Units are outstanding?

As of the date of this Information Circular, the Fund had 61,306,919 issued and outstanding Units and, to the best of the knowledge of the Fund and the directors and executive officers of the Administrator, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Units.

17. Who can I contact if I have any further questions on voting at the Meeting?

For most questions about procedures for your voting instructions, you should contact your broker directly. You may also contact Computershare, our transfer agent and registrar:

- In person at:

  Computershare Trust Company of Canada
  Suite 710, 530 – 8th Avenue S.W.
  Calgary, Alberta T2P 3S8
- By mail at:

  Computershare Trust Company of Canada
  9th Floor, 100 University Avenue
  Toronto, Ontario M5J 2Y1
- By telephone at: 1.800.564.6253.
- By facsimile at: 1.403.267.6598

ADMINISTRATION OF THE FUND

General

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to a declaration of trust, as amended and restated effective January 2, 2008 (the "**Declaration of Trust**"). The Fund does not directly carry on business; rather, it generates its income through investments in corporations, partnerships and other entities that are actively engaged in business activities. The Fund's primary investments are in Keyera Energy Limited Partnership (the "**Partnership**"), formerly known as Keyera Energy Partnership, and the Partnership's subsidiaries. The Fund is entirely dependent on the Partnership and subsidiaries of the Partnership for its income.

The Partnership is a limited partnership organized under the laws of the Province of Alberta. The Partnership's business consists of natural gas gathering and processing, as well as processing, transportation, storage and marketing of natural gas liquids and crude oil. The Partnership's facilities are primarily located in Alberta, but it also has facilities in British Columbia and Saskatchewan. In addition, a subsidiary of the Partnership owns four wholesale propane facilities in the United States. With the completion of an internal reorganization of the Fund and its subsidiaries on January 2, 2008, the Fund now directly owns all of the limited partnership interests in the Partnership and one of its wholly-owned subsidiaries, Keyera GP Ltd., is the general partner holding all the general partnership interests.

Trustee of the Fund

Computershare is the trustee of the Fund. In addition to acting as trustee, Computershare provides other services to the Fund, including acting as its registrar and transfer agent, acting as trustee under the Keyera Facilities Commercial Trust Note Indenture, providing administrative services for the Fund's convertible debentures, its distribution reinvestment and optional unit purchase plan and providing services in relation to Keyera's director equity participation plan and employee unit purchase plan. Computershare is also the Rights Agent under the Fund's Unitholder Rights Plan which was approved by the Unitholders in 2007.

The Declaration of Trust provides that Computershare may resign as trustee of the Fund by giving the Administrator not less than 90 days' prior written notice. Further, Computershare may be removed by ordinary resolution of the Unitholders and may also be removed by the Administrator in the event that (i) it fails to meet the qualifications specified in the Declaration of Trust; (ii) it declares bankruptcy or becomes insolvent; (iii) all or substantially all of its assets become subject to seizure or confiscation; or (iv) it otherwise becomes incapable of performing its responsibilities.

Computershare, in its capacity as trustee of the Fund, has delegated the administration of the Fund to the Administrator, a wholly-owned subsidiary of the Fund, pursuant to the terms of the Declaration of Trust and an administration agreement, as amended and restated effective January 1, 2006 (the "**Administration Agreement**").

Administration of the Fund and the Partnership

Pursuant to the Declaration of Trust and the Administration Agreement, the Administrator provides administrative and support services to the Fund. Services provided by the Administrator to the Fund include those necessary to: (i) comply with continuous disclosure and other obligations under applicable securities legislation; (ii) provide investor relations services; (iii) provide Unitholders with annual audited and interim unaudited financial statements of the Fund and information with respect to income taxes; (iv) call and hold meetings of Unitholders; (v) attend to all administrative and other matters arising in connection with any redemption of Units; (vi) provide for the calculation of distributions to Unitholders; and (vii) comply with the Fund's limitations on non-resident ownership.

In connection with the Administrator's provision of services to the Fund, Computershare, as trustee, has delegated to the Administrator the power to approve, on behalf of the Fund, the interim and annual financial statements to be provided to Unitholders and all disclosure documentation required to be prepared by or on behalf of the Fund under securities legislation, including information or proxy circulars for meetings of Unitholders, annual information forms and prospectuses, and to make decisions relating to the timing and terms of the issuance of securities of the Fund.

The term of the Administration Agreement is the same as the term of the Fund. The Administration Agreement may be terminated in the event of the insolvency or receivership of another party, or in the case of default by one of the other parties in the performance of a material obligation of the Administration Agreement (other than as a result of the occurrence of a force majeure event) which is not remedied within 30 days. The Fund may at any time terminate or suspend the provision of any particular service by the Administrator.

The Administrator also provides administrative and management services to the Partnership and to certain subsidiaries of the Partnership pursuant to the terms of various management services agreements (collectively the "**Management Services Agreements**").

Pursuant to the terms of the Administration Agreement and the Management Services Agreements, the Administrator receives fees for providing these administrative and management services. However, because the Partnership, its subsidiaries and the Administrator are all wholly-owned by the Fund, any profit or loss arising from these fees indirectly accrues to the Fund.

MATTERS TO BE ACTED UPON AT THE MEETING

1. Financial Statements

The audited consolidated financial statements of the Fund for the year ended December 31, 2007, which are available on SEDAR at www.sedar.com and on the Fund's website at www.keyera.com, will be placed before the Unitholders at the Meeting. These financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants, of Calgary, Alberta.

2. Appointment of Auditors

The Declaration of Trust provides that Unitholders are entitled to appoint the auditors of the Fund at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing Deloitte & Touche LLP as the auditors of the Fund for a term expiring at the close of the next annual meeting of Unitholders.

Deloitte & Touche LLP has served as auditors of the Fund since its inception on April 3, 2003 and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta. In 2006 and 2007, fees billed for audit, audit-related, tax and other services provided to the Fund by Deloitte & Touche LLP were as follows:

Year Ended December 31	2007	2006
Audit Fees	$407,167.20	$348,500.00
Audit Related Fees	Nil	Nil
Tax Fees	$141,563.17	$209,570.56
Other Fees	Nil	Nil
Total	**$548,730.37**	**$558,070.56**

A description of the nature of the services provided under each category is as follows:

- Audit Fees: Fees for the annual audit and quarterly review of the Fund's financial statements and for audit services related to ongoing regulatory filings.
- Audit Related Fees: Fees for review and translation services related to acquisitions and non-routine regulatory filings.
- Tax Fees: Fees for advice and assistance in preparing income tax returns for the Fund and its subsidiaries and advice related to income tax and commodity taxes.
- Other Fees: No other fees were billed.

Pursuant to the Terms of Reference of the Audit Committee, the Audit Committee approves all audit plans and pre-approves significant non-audit engagements of the external auditors, including reviewing the fees paid for such engagements. The Audit Committee has delegated the responsibility for approving certain non-audit services to the Chair of the Audit Committee. All audit and non-audit services provided to Keyera for the year ended December 31, 2007 that were required to be pre-approved were pre-approved in accordance with the policies and Terms of Reference of the Audit Committee.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the reappointment of Deloitte & Touche LLP as auditors of the Fund for a term expiring at the close of the next annual meeting of Unitholders. The resolution to reappoint Deloitte & Touche LLP as auditors of the Fund must be passed by a majority of the votes cast in person or by proxy at the Meeting.

3. Election of Directors of the Administrator

The nine nominees proposed for election as directors of the Administrator are James V. Bertram, Robert B. Catell, Michael B.C. Davies, Nancy M. Laird, Hon. E. Peter Lougheed, P.C., C.C., Q.C., Donald J. Nelson, H. Neil Nichols, William R. Stedman and Wesley R. Twiss. Further information about each of the nominees can be found under the heading "Nominees for Election to the Board of Directors of the Administrator". The directors are elected individually and not as a slate. All nominees have confirmed their eligibility and willingness to serve as directors.

Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees set out above as directors of the Administrator. It is not contemplated that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee at the Meeting. Subject to the bylaws of the Administrator and applicable corporate law, each director elected will hold office until the next annual meeting of the Unitholders or until his or her successor is elected or appointed in accordance with the Declaration of Trust, the bylaws of the Administrator and applicable law.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS OF THE ADMINISTRATOR

Nominees

The Declaration of Trust provides for the election of the Board of Directors of the Administrator by the Unitholders. The articles of the Administrator provide that there shall be a minimum of one and a maximum of nine directors. The Board of Directors has determined that nine is an appropriate number of directors at the present time. The Unitholders will therefore be asked to individually elect nine directors of the Administrator.

The following table identifies all persons to be nominated for election as directors, and includes a brief biography of each proposed director, the number of Units held by each proposed director and a list of all other reporting issuers for which each proposed director currently serves as a director. All of the proposed directors of the Administrator, with the exception of Donald J. Nelson, have been directors of the Administrator since the Fund's inception in 2003. As of the date hereof, none of the proposed directors serve together on the boards of directors of other publicly traded issuers. A photograph of each incumbent director can be viewed on the Fund's website at www.keyera.com.

Nominee	Brief Biography		
James V. Bertram Calgary, Alberta, Canada Director Since 2003 Not Independent (Management)	Mr. Bertram is President and Chief Executive Officer of the Administrator, a position he has held since the business was started in 1998. Mr. Bertram was previously employed at Gulf Canada as Vice President – Marketing for worldwide operations. Prior to joining Gulf Canada, he was Vice President – Marketing of Amerada Hess Canada Ltd. Mr. Bertram is also a director of TriStar Oil and Gas Ltd.		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors Member, Health, Safety and Environment Committee	10 out of 10 3 out of 3	100% 100%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		214,094	187,455
Nominee	**Brief Biography**		
Robert B. Catell New York, New York, U.S.A. Director Since 2003 Independent	Mr. Catell is the Executive Director and Deputy Chairman of National Grid plc, a position he assumed in 2007. Prior to this, he was Chairman and Chief Executive Officer of KeySpan Corporation, as well as Chairman and Chief Executive Officer of KeySpan Energy Delivery, formerly Brooklyn Union Gas. In addition, Mr. Catell was Chairman of several KeySpan affiliates and subsidiaries. He is past Chairman of the American Gas Association and is a Vice-Chairman of the National Petroleum Council's Natural Gas Committee. Mr. Catell is also a director of National Grid plc.		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors	9 out of 10	90%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		18,928	16,622

Nominee	Brief Biography		
Michael B.C. Davies Banff, Alberta, Canada Director Since 2003 Independent	Mr. Davies is Principal of Davies & Co. Mr. Davies is a director of Cadent Energy Partners and Eno-Tech Energy Partners, both of which are private equity firms, as well as Echoex Energy Ltd., a private oil and gas exploration and development company. Previously, Mr. Davies headed RBC Dominion Securities Inc.'s M&A Group from its formation in 1986 to 1996 and from 1996 to 2002 acted as the firm's senior M&A advisor. Prior to that, he spent a number of years in the securities industry as a member of the Energy Group of Morgan Stanley in New York. Mr. Davies was also Vice-President and Chief Financial Officer of Polar Gas Project, an Arctic natural gas pipeline mega project.		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors Member, Audit Committee	10 out of 10 4 out of 4	100% 100%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		15,240	16,882
Nominee	**Brief Biography**		
Nancy M. Laird Calgary, Alberta, Canada Director Since 2003 Independent	Ms. Laird is a corporate director with more than 20 years experience in the energy industry. From 1997 until 2002 she was Senior Vice President, Marketing and Midstream for EnCana Corporation (and its predecessor, PanCanadian Energy Corporation). Previously, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America's leading natural gas pipeline companies. Ms. Laird is a director of the Alberta Electric System Operator, Enerflex Systems Income Fund, Synodon Inc. and AlterNrg Corp. She is also a director of Hull Child and Family Services.		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors Chair, Compensation and Governance Committee Member, Health, Safety and Environment Committee	9 out of 10 4 out of 4 3 out of 3	90% 100% 100%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		19,242	17,533
Nominee	**Brief Biography**		
Hon. E. Peter Lougheed, P.C., C.C., Q.C. Calgary, Alberta, Canada Director Since 2003 Independent	Mr. Lougheed is a corporate director and is currently Counsel at Bennett Jones LLP, Barristers and Solicitors, having been a partner of that firm from 1986 to 1999. He served as Premier of Alberta from 1971 to 1985 and is a member of the Privy Council of Canada and a Companion of the Order of Canada. Mr. Lougheed is also a member of the Trilateral Commission. Mr. Lougheed is a director of Quorum Secured Equity Trust, Mackenzie Valley Aboriginal Pipeline Corporation and MEG Energy Corp.		
	Board/Committee Membership	**Attendance**	
	Chair, Board of Directors Member, Compensation and Governance Committee	10 out of 10 3 out of 4	100% 75%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		14,425	7,825

Nominee	**Brief Biography**		
Donald J. Nelson Calgary, Alberta, Canada Not Currently a Director Independent	Mr. Nelson is a professional engineer with over 35 years of oil and gas experience. He is President of Fairway Resources Inc., a private company providing consulting services to the oil and gas industry. He was a director of the general partner of Taylor NGL Limited Partnership from 2003 to 2008, holding the office of Chairman of the Board of Directors from 2004 to 2008. From 1996 to 2002, he was with Summit Resources Limited holding the positions of President and CEO (1998 to 2002) and Vice President, Operations (1996 to 1998). Mr. Nelson is a director of Paramount Energy Trust, Culane Energy Ltd. and Flagship Energy Inc., all publicly-traded issuers in the oil and gas industry, Aduro Resources Ltd., Milestone Exploration Inc. and Ridgeback Exploration Inc., all private companies in the oil and gas industry, and Beyond Compliance Inc., a private company in the information technology industry.		
	Board/Committee Membership	**Attendance**	
	Proposed new director	N/A	N/A
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		Nil	Nil
Nominee	**Brief Biography**		
H. Neil Nichols Smiths Cove, Nova Scotia, Canada Director Since 2003 Independent	Mr. Nichols was President of KeySpan Energy Development Corp. from 1997 to 2004 and Senior Vice President of KeySpan Corporation from 1998 to 2004. Prior to joining KeySpan, Mr. Nichols was an owner and President of Corrosion Interventions, Ltd. and was Chief Financial Officer and Executive Vice President of TransCanada PipeLines Limited.		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors Member, Audit Committee Member, Compensation and Governance Committee	10 out of 10 4 out of 4 4 out of 4	100% 100% 100%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		19,558	16,719
Nominee	**Brief Biography**		
William R. Stedman Calgary, Alberta, Canada Director Since 2003 Independent	Mr. Stedman has been Chairman and Chief Executive Officer of ENTx Capital Corporation, a private holding company specializing in the electric power industry, since 2001. Previously, he was President and Chief Executive Officer of Pembina Pipeline Corporation, the operating company of Pembina Pipeline Income Fund. Mr. Stedman is also a director of Masters Energy Inc. and Innicor Subsurface Technologies Inc.		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors Chair, Health, Safety and Environment Committee Member, Compensation and Governance Committee	10 out of 10 3 out of 3 4 out of 4	100% 100% 100%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		35,327	32,295

Nominee	Brief Biography		
Wesley R. Twiss Calgary, Alberta, Canada Director Since 2003 Independent	Mr. Twiss is a corporate director with over 35 years of experience in the oil and gas industry. From 2000 to 2002, Mr. Twiss was Executive Vice President and Chief Financial Officer, PanCanadian Energy Corporation (a predecessor to EnCana Corporation) and from 1998 to 2000 he was Executive Vice President and Chief Financial Officer of Petro-Canada. Mr. Twiss is also a graduate of the Directors Education program of the Institute of Corporate Directors and holds an ICD.D designation. Mr. Twiss is a director of Canadian Oil Sands Trust, EPCOR and Addax Petroleum Corporation. He is also a director of Shock Trauma Air Rescue Service Foundation (STARS).		
	Board/Committee Membership	**Attendance**	
	Director, Board of Directors Chair, Audit Committee	9 out of 10 4 out of 4	90% 100%
	Units Beneficially Owned or Controlled	**March 2008**	**April 2007**
		15,551	12,329

To the knowledge of the Fund, and based upon information provided to it by the nominees for election as directors, no such nominee has, within the last 10 years, (i) become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or become subject to any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such nominee, or (ii) been a director or executive officer of any company or other entity that, while the nominee was acting in that capacity (or within a year of ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such company or other entity, except for William Stedman who was a director of Efficient Energy Resources Ltd., a private company, when it declared bankruptcy in 2005. Further, to the knowledge of the Fund, and based upon information provided to it by the nominees for election as directors, no such nominee has, within the last 10 years, been a director, chief executive officer or chief financial officer of a company that, during the time the nominee was acting in such capacity or as a result of events that occurred while the nominee was acting in such capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities laws that was in effect for a period of more than 30 consecutive days.

Director Independence and Interlocking Directorships

The Board of Directors has determined that all of the directors of the Administrator, other than Mr. Bertram, are independent of the Fund and its affiliates. Mr. Bertram is President and Chief Executive Officer of the Administrator and therefore is not independent.

The Board has established an Audit Committee, a Compensation and Governance Committee and a Health, Safety and Environment Committee. Each of these Committees is comprised of all independent directors, except the Health, Safety and Environment Committee on which Mr. Bertram sits. Further information about the committees and the governance practices and policies of the Fund, can be found under the heading "Report on Governance".

None of the directors of the Administrator serve together as directors or trustees of other public entities.

Meetings of the Independent Directors

The Board of Directors has adopted the practice of holding meetings of the independent directors following each Board of Directors meeting. Consistent with this policy, in 2007, the independent directors held ten (10) meetings at which members of management and the non-independent director were not in attendance.

Each of the committees of the Board of Directors has also adopted the practice of scheduling meetings of the independent committee members following each committee meeting. Each of the Compensation and Governance Committee and the Audit Committee held four (4) meetings of the independent committee members in 2007. The Health, Safety and Environment Committee held three (3) meetings of the independent committee members in 2007.

REPORT ON GOVERNANCE

Pursuant to the Declaration of Trust and the Administration Agreement, the Trustee has delegated to the Administrator responsibility for the management and operation of the Fund. In addition, the general partner of the Partnership has delegated to the Administrator responsibility for the management of the business of the Partnership.

The Board of Directors is responsible for developing the Fund's approach to governance issues and considers good governance to be important to the successful operation of the Fund and to building stakeholder confidence. Sound governance establishes the foundation for the transparency and direction of the Fund's objectives, strategy, controls and overall performance. A brief description of the Fund's approach to governance is set forth below.

Mandate of the Board of Directors

The Board of Directors has adopted a written mandate in which the Board of Directors explicitly assumes responsibility for providing effective, independent supervision of the management of the Fund, the Administrator and the Partnership. The written mandate recognizes that the fundamental objectives of the Board of Directors are (a) to advance the collective interests of the owners of the Fund and its affiliates, while recognizing that, in order for the enterprise to continue to be able to serve its owners' interests, the collective interests of employees, customers, suppliers, the communities in which it operates and the general public must also be taken into account; and (b) to promote the achievement of the long-term goals of the Fund to grow value responsibly in a sustainable manner.

The full text of the Mandate of the Board of Directors is attached as Schedule "A" hereto and can also be found on the Fund's website at www.keyera.com.

Committees of the Board of Directors

Subject to applicable law, the Board of Directors establishes and delegates powers, duties and responsibilities to committees. The Board of Directors has established three committees: an Audit Committee; a Compensation and Governance Committee; and a Health, Safety and Environment Committee. The written terms of reference for each committee were updated and amended by the Board of Directors in 2005 and the terms of reference for the Audit Committee were further amended in 2006 and 2008. The terms of reference for each committee are briefly described below. The full text of the terms of reference for each committee is available on the Fund's website at www.keyera.com. In addition, the full text of the terms of reference for the Audit Committee is disclosed in Keyera's 2007 Annual Information Form, which is available on SEDAR at www.sedar.com.

Audit Committee

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight role and other responsibilities in relation to, among other things:

- the audit of the financial statements of the Partnership and the Fund on a consolidated basis, managing the relationship with the auditors and meeting with the auditors as required in connection with the audit services provided by the auditors;
- the approval of any non-audit services that may be provided by the auditors, including the development of policies and recommendations regarding the engagement of the auditors and maintaining the auditors' independence;
- the distribution policy, financial structure and financing strategy for the Fund and its affiliates;
- the adequacy of disclosure controls, internal controls and accounting procedures of the Fund and its affiliates; and
- the financial risk assessment and management programs of the Fund and its affiliates.

The Audit Committee has an annual work plan which is reviewed from time to time. The following table generally outlines the Committee's anticipated schedule of activities during the year:

	TASK DESCRIPTION
Quarterly	• Review quarterly financial statements and financial releases, including a report on the external auditors' review • Review Terms of Reference • Internal controls and disclosure controls review • Legal report • Report on non-resident ownership of Units • Review of non-audit services provided by auditors • Open positions report • Whistleblowers' report • In camera meeting with the Auditors • In camera meeting with the Internal Auditor • In camera meeting of independent committee members
Annually	• Review annual financial statements and financial release, including the external auditors' report • Officer expense account review • Review annual information form • Financial risk management review • Internal audit program review • Corporate insurance review • Income tax review • External audit plan review • Accounting standards developments review

Compensation and Governance Committee

The purpose of the Compensation and Governance Committee is to assist the Board of Directors in fulfilling its oversight role and other responsibilities in relation to, among other things:

- the adequacy and appropriateness of the compensation of directors and officers of the Administrator and its affiliates;
- the quality and effectiveness of the governance practices and policies of the Fund and its affiliates;
- the adoption of a strategic planning process and the review of strategic plans; and
- the identification and recommendation of nominees for election or appointment to the Board of Directors.

None of the members of the Compensation and Governance Committee are active chief executive officers with any publicly-traded entity. The Compensation and Governance Committee has developed an annual work plan which is reviewed from time to time. The following table generally outlines the Committee's anticipated activities during the year.

GOVERNANCE	COMPENSATION
• Review information circular • Review of directors and officers liability insurance • Review of Board strategic planning process and annual agenda • Review Board orientation, education and development programs • Review of Board composition and effectiveness • Review Board Mandate • Review CEO position description • Review management succession plans • Review unit ownership guidelines	• Review of report on executive compensation • Review of executive salary and wage recommendations • Make recommendations with respect to cash bonuses under the short-term incentive plan (the "**STIP**") • Review of incentive compensation programs (including the short-term and long-term incentive plans) in the context of total compensation objectives • Review of directors' compensation • Make recommendations with respect to grants under the long-term incentive plan (the "**LTIP**") • Review of compensation trends, considerations and strategies • Review of executive employment agreements

Health, Safety and Environment Committee

The purpose of the Health, Safety and Environment Committee is to assist the Board of Directors in fulfilling its oversight role and other responsibilities in relation to, among other things:

- the review and assessment of the health, safety and environmental policies, practices and procedures of the Fund and its affiliates; and
- the implementation of the health, safety and environmental policies, practices and procedures of the Fund and its affiliates in light of regulatory requirements and industry standards.

In addition to its regularly scheduled meetings, the Health, Safety and Environment Committee tours various Keyera facilities throughout the year and participates in Keyera's annual safety symposium. The Health, Safety and Environment Committee has adopted an annual work plan which is reviewed from time to time. The following list generally outlines the Committee's anticipated activities during the year:

- Review of asset retirement obligations;
- Review of environmental performance and plans;
- Review of safety performance and strategies; and
- Review of risk mitigation strategies.

Position Descriptions

The Board of Directors has adopted written position descriptions for the Chair of the Board of Directors, the Chair of each committee and the Chief Executive Officer. A brief summary of each of these position descriptions is provided below.

The Chair of the Board of Directors is charged with providing leadership to the Board to enable it to act as an effective team. The Chair of the Board of Directors works with the Compensation and Governance Committee in monitoring the effectiveness, performance, composition, mandate and terms of reference of the Board and its committees.

The Chair of each of the committees is responsible for providing leadership to that committee, for facilitating the flow of information between the committee and the Board of Directors, managing any outside advisors retained by the committee, overseeing the planning and organization of meetings of the committee and consulting annually with the Chair of the Board of Directors with respect to the effectiveness, performance, composition and mandate of their respective committees. The Chair of the Compensation and Governance Committee has an additional role in consulting from time to time with the Chair of the Board of Directors with respect to the assessment of the effectiveness of the Board as a whole and the composition, mandate and terms of reference for each of the committees.

The fundamental responsibility of the Chief Executive Officer is the general direction and management of the business and affairs of the Fund and its affiliates, including the development and implementation of business goals, strategies and plans. The Chief Executive Officer also (i) acts as a liaison between the Board of Directors and management; (ii) works with the senior officers to identify material risks associated with operational and business matters; (iii) oversees the policies, procedures and practices in relation to such matters as governance, environmental, health and safety systems and control systems; (iv) is involved in succession planning, developing employee compensation packages and management development programs; and (v) participates in and oversees communications and reporting.

Selection and Nomination of Directors

In accordance with its Terms of Reference, the Compensation and Governance Committee has overall responsibility for identifying and recommending qualified individuals as nominees to be directors of the Administrator and has adopted a written procedure outlining the selection and nomination process.

Each year the Committee considers and makes recommendations to the Board of Directors with respect to the director nominees to be presented for election at the annual meeting of the Unitholders. The Board of Directors, acting on the advice of the Compensation and Governance Committee, then selects the director nominees to be nominated for election. In the event there is a vacancy prior to an annual meeting, the Compensation and Governance Committee may make a recommendation to the Board of Directors with respect to a replacement nominee to fill the vacancy.

The Committee reviews, from time to time, the size, composition and profile of the Board of Directors and, in conjunction with the Chair of the Board of Directors, periodically assesses the skills of current Board members to identify any additional skill sets from which the Board of Directors could benefit. In considering potential nominees for election as directors, the Committee reviews the qualifications of proposed director nominees in light of the foregoing and submits recommendations for nominees as directors to the Board of Directors. To assist the Committee in fulfilling its mandate, a list of potential director nominees is maintained.

A mandatory director retirement policy has not been adopted. The Board of Directors believes that any decision with respect to the retirement of a director should be dealt with on a case by case basis in light of all the circumstances.

Director Orientation and Education

The Board of Directors recognizes the importance of director orientation and education. The Compensation and Governance Committee is responsible for assisting the Board of Directors in the ongoing development of the orientation and education program. To this end, a formal orientation and education program has been approved by the Compensation and Governance Committee.

The goal of the orientation and education program is to assist directors in becoming knowledgeable about the business of Keyera and to build upon their understanding of the roles and responsibilities of directors in an evolving regulatory environment. The key elements of this program include: an orientation session for new directors, regular management presentations, an annual off-site strategy session, site tours, a Board of Directors manual (which is made available to directors in hard copy and on-line) and periodic presentations by internal or external experts on topical matters. Financial support is also available for directors to attend courses or conferences.

Director Assessment and Board Effectiveness

The Chair of the Board of Directors has primary responsibility for the assessment of director performance and the overall performance of the Board of Directors. To this end, the Board Chair meets individually with each of the directors from time to time throughout the year to discuss individual performance and overall Board performance. Based on these discussions, the Board Chair may share peer feedback with the entire Board of Directors or with individual directors as appropriate. In addition, the Chair of the Board of Directors consults from time to time with the Chair of the Compensation and Governance Committee with respect to the effectiveness, performance, composition, mandate and terms of reference for each committee and the Board of Directors.

Code of Business Conduct and Related Policies

Keyera is committed to conducting business ethically and legally. Directors, officers, employees, contractors and consultants are expected not only to comply with all applicable laws and regulations, but also to avoid situations where their personal interests conflict or appear to conflict with their duties and responsibilities to the Fund and its affiliates.

The Board of Directors has adopted a Code of Business Conduct which applies to all directors, employees and officers of the Fund and its affiliates. In support of the adoption and implementation of the Code of Business Conduct, Keyera has approved specific business conduct policies and procedures covering various matters. Directors, officers, employees and consultants are required to comply with these policies and procedures. Keyera's Insider Trading Procedure is one example of the policies and procedures that have been adopted. This procedure prescribes blackout periods and outlines the circumstances in which Keyera's directors, officers, employees and consultants will be restricted or prohibited from trading in Units or other securities. In accordance with this procedure, directors, officers and certain other employees and consultants are required to notify and obtain the permission of the Chief Financial Officer before buying or selling any Units.

An education program for employees was adopted in conjunction with the rollout of the Code of Business Conduct and the business conduct policies in 2005 and this training program continues to form the basis for the education of new employees. All employees are required to certify that they have reviewed the business conduct policies. In addition, employees are periodically asked to confirm their understanding of the business conduct policies and that they have complied with such policies.

In conjunction with the Code of Business Conduct, the Board of Directors has also established a whistleblower hotline to provide a forum for employees, officers, contractors and consultants who have reason to believe that something may have been done illegally or contrary to Keyera policy to report these concerns to a neutral third party on a confidential basis for investigation. Quarterly reports from the whistleblower hotline are provided to the Audit Committee. The Code of Business Conduct is available on SEDAR at www.sedar.com (filed on November 14, 2005) and on the Fund's website at www.keyera.com. Copies may also be obtained from the Director, Investor Relations of the Administrator at Suite 600, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

COMPENSATION OF THE DIRECTORS OF THE ADMINISTRATOR

The directors' compensation program is designed to attract and retain qualified people to serve on the Board of Directors. The compensation program is reviewed regularly and is set annually based on a year running from July 1 through June 30.

The compensation payable to each director, other than Mr. Bertram, for the year ended December 31, 2007 was calculated based on the following schedule of approved annual fees:

Basic annual retainer for each director including the Chair of the Board of Directors (the "**Base Annual Retainer**")	$65,000
Annual retainer for the Chair of the Board of Directors	$65,000
Annual retainer for each committee Chair (other than the Chair of the Audit Committee)	$30,000
Annual retainer for the Chair of the Audit Committee	$45,000
Annual retainer for each committee member	$15,000
Travel Fees	$750 for each flight over three hours taken by a director to attend a board or committee meeting up to a maximum of $1,500 per meeting.
"Extraordinary" meeting fees	If, in the opinion of the Chair of the Board of Directors, the Board or a Committee has been or will be experiencing unusually high levels of activity, designated directors are entitled to receive additional meeting fees of $1,500 per meeting.

The following table sets out the fees paid to Directors for their participation as members of the Board and on Board Committees during 2007 based on the approved schedule of fees.

Name	Base Annual Retainer	Chair of the Board Annual Retainer	Committee Chair Annual Retainer	Committee Member Annual Retainer	Travel Fees	Extra-ordinary Meeting Fees	Total Compen-sation
Robert B. Catell	$65,000	N/A	N/A	N/A	$4,500	Nil	$69,500
Michael B.C. Davies	$65,000	N/A	N/A	$15,000	$7,500	Nil	$87,500
Nancy M. Laird	$65,000	N/A	$30,000	$15,000	N/A	Nil	$110,000
Hon. E. Peter Lougheed	$65,000	$65,000	N/A	$15,000	N/A	Nil	$145,000
H. Neil Nichols	$65,000	N/A	N/A	$30,000	$9,000	Nil	$104,000
William R. Stedman	$65,000	N/A	$30,000	$15,000	N/A	Nil	$110,000
Wesley R. Twiss	$65,000	N/A	$45,000	N/A	N/A	Nil	$110,000

Directors may elect to receive their Board Retainer in cash, Units or a combination thereof. For those directors who elect to receive all or a portion of their Board Retainer in Units, the Units are acquired on behalf of each such director on the open market pursuant to Keyera's Director Equity Participation Plan administered by Computershare. Each director is also reimbursed for all out-of-pocket expenses incurred in respect of attending any board or committee meeting.

Unit Ownership Guidelines for Independent Directors

In 2003, Unit ownership guidelines were adopted for the directors. In accordance with these guidelines, each director is expected to own a number of Units with a value equivalent to 2.5 times their Base Annual Retainer and is expected to reach this Unit ownership level within five years of becoming a board member or five years of the adoption of the policy, whichever is later. The following table sets out the unit ownership levels of each independent director.

Name	Number of Units Beneficially Owned or Controlled(1)	Total Value of Units(2)	Value of Units as a Multiple of Base Annual Retainer(3)
Robert B. Catell	18,928	$376,856	5.8 times
Michael B.C. Davies	15,240	$303,428	4.7 times
Nancy M. Laird	19,242	$383,108	5.9 times
Hon. E. Peter Lougheed	14,425	$287,202	4.4 times
H. Neil Nichols	19,558	$389,400	6.0 times
William R. Stedman	35,327	$703,361	10.8 times
Wesley R. Twiss	15,551	$309,620	4.8 times

Notes:

(1) Number of Units beneficially owned or controlled as of March 7, 2008.

(2) Value based on the weighted average trading price of Units on March 7, 2008 which was $19.91/Unit.

(3) The multiples are arrived at by dividing the value of Units by $65,000 which is the amount of the Base Annual Retainer for each director.

COMPENSATION OF THE EXECUTIVE OFFICERS OF THE ADMINISTRATOR

Executive Compensation

The following table provides a summary of compensation information for the executive officers of the Administrator (the "**Named Executive Officers**") for the three most recently completed financial years ended December 31, 2007.

	Annual Compensation					Long-Term Compensation				
						Awards		Payouts		
Name and Position	Year	Total Compen-sation[1]	Salary ($)	Bonus ($)	Other Annual Compen-sation[2]	LTIP Unit Awards Granted[3]	Value of LTIP Unit Awards[4]	LTIP Payouts ($)	Former Plan Payouts[5]	All Other Compen-sation[6] ($)
James V. Bertram President and Chief Executive Officer	2007 2006 2005	1,314,203 1,308,041 2,343,420	360,500 350,000 300,000	105,000 210,000 234,000	Nil Nil Nil	23,000 21,000 27,500	425,040 455,700 449,350	807,021 712,164 78,638	Nil Nil 1,699,898	41,682 35,877 30,884
David G. Smith Executive Vice President and Chief Financial Officer	2007 2006 2005	1,200,364 1,167,163 1,263,626	283,500 270,000 225,000	81,000 157,500 160,000	Nil Nil Nil	19,000 17,000 20,000	351,120 368,900 326,800	807,021 712,164 78,638	Nil Nil 776,977	28,843 27,499 23,011
Marzio Isotti Vice President, Foothills Region	2007 2006 2005	816,586 470,667 300,502	202,650 186,500 166,920	77,200 116,844 85,800	Nil Nil Nil	10,500 9,500 12,500	194,040 206,150 204,250	516,479 148,675 31,078	Nil Nil Nil	20,257 18,648 16,704
Bradley W. Lock Vice President, North Central Region	2007 2006 2005	784,698 352,153 260,885	202,650 186,500 166,920	77,200 116,844 54,600	Nil Nil Nil	10,500 9,500 12,500	194,040 206,150 204,250	484,194 29,764 22,264	Nil Nil Nil	20,654 19,045 17,101
David A. Sentes Vice President and Comptroller	2007 2006 2005	776,114 746,178 322,655	176,540 160,491 152,849	48,147 106,994 102,879	Nil Nil Nil	10,000 9,000 12,000	184,800 195,300 196,080	532,593 461,468 51,364	Nil Nil Nil	18,832 17,225 15,563

Notes:

(1) The total compensation amounts shown are based on the total of the following categories of compensation shown in this table: salary, bonus, other annual compensation, LTIP payouts, former plan payouts and all other compensation.

(2) Perquisites and other personal benefits paid to each of the Named Executive Officers in 2007, 2006 and 2005 did not exceed in any case $50,000 and 10% of the total salary and bonus paid to such Named Executive Officer.

(3) Amounts shown represent the number of Units awarded to each Named Executive Officer pursuant to unit awards made under the LTIP each year.

(4) Amounts shown represent the dollar value of unit awards made under the LTIP based on: (i) one Unit being issued under each unit award (see "Long Term Incentive Plan – Description of Unit Awards"); (ii) for awards made in 2007, the closing market price of Units on the TSX of $18.48 on July 6, 2007; (iii) for awards made in 2006, the closing market price of the Units on the TSX of $21.70 on June 30, 2006; and (iv) for awards made in 2005, the closing market price of the Units on the TSX of $16.34 on June 30, 2005; each of which was the date upon which the applicable grants were made. Each grant was made effective as of July 1 of the year in which it was made.

(5) The amounts shown for 2005 represent the value of 87,500 Units and 40,000 Units (plus accumulated distributions and interest thereon), which Units were purchased by Keyspan Energy Development Co. ("KEDCO") in 2003 on behalf of Messrs. Bertram and Smith, respectively, pursuant to a former long-term incentive plan, to be held by KEDCO on behalf of such Named Executive Officers until the earlier of May 30, 2005 and the termination of their employment. The Units (plus accumulated interest and distributions thereon) were delivered to Messrs. Bertram and Smith on May 30, 2005.

(6) Amounts shown include annual contributions made by Keyera on behalf of the Named Executive Officers under Keyera's pension plan and the value of life insurance premiums paid by Keyera on behalf of the Named Executive Officers.

Long Term Incentive Plan

Purposes of the Incentive Plan

The principal purposes of the LTIP are: (a) to retain and attract qualified officers, employees and consultants which the Administrator, the Fund and their affiliates require; (b) to promote a proprietary interest in the Fund by such officers, employees and consultants and to encourage such persons to remain in the employ or service of the Administrator, the Fund and their affiliates and put forth maximum efforts for the success of the business of the Partnership; and (c) to focus management of the Administrator, the Fund and their affiliates on operating and financial performance and total long-term Unitholder return. While directors are eligible to participate in the LTIP, Keyera has made it a practice over the course of the past three years not to grant Unit Awards (as defined below) to directors under the LTIP.

Eligibility and Award Determination

Under the LTIP, two types of Unit awards ("**Unit Awards**") may be granted – Restricted Awards and Performance Awards. Unit Awards may only be granted to directors, officers and key employees and consultants of the Administrator, the Fund and their affiliates (collectively, the "**Service Providers**"). In determining the Service Providers to whom Unit Awards may be granted and the number of Units to be covered by each Unit Award, the Compensation and Governance Committee takes into account the following factors: (i) compensation data for comparable benchmark positions among comparable companies or trusts with whom the Administrator or its affiliates competes for human resources and which operate in the Canadian oil and gas sector (the "**Peer Group**"); (ii) the duties and seniority of the Service Provider; (iii) certain performance measures of the Fund compared with similar performance measures of members of the Peer Group for the most recently completed fiscal year; (iv) the individual contributions and potential contributions of the Service Provider to the success of the Fund and/or the Partnership; (v) any cash bonus payments paid or to be paid to the Service Provider in respect of his or her individual contributions and potential contributions to the success of the Fund and/or the Partnership; and (vi) such other factors as the Compensation and Governance Committee deems relevant in connection with accomplishing the purposes of the LTIP.

In the event of a change of control, the delivery dates for the Units and/or cash required to satisfy the Unit Awards are accelerated to the date of the change of control, provided that the Service Provider continues to make his or her services as an employee or consultant available for a period of 60 days following the date of the change of control. In the event an employee is terminated without cause, the delivery dates for the Units and/or cash required to satisfy the Unit Awards are accelerated to the date of termination and, in the case of Performance Awards, the Units and/or cash to be delivered are subject to adjustment depending on the date of termination in relation to the date the Performance Awards were granted.

No one Service Provider may be granted any Unit Award which, together with all Unit Awards then held by such Service Provider, would entitle him or her to receive a number of Units which exceeds 5% of the outstanding Units (calculated on an undiluted basis).

Description of Unit Awards

Restricted Awards are Unit Awards under which the recipient of the award is entitled to receive Units in three equal instalments on each of the first, second and third anniversaries of the granting of the award. Performance Awards are Unit Awards under which the recipient of the award is entitled to receive Units on the third anniversary of the granting of the award. The number of Units deliverable to the Service Provider under Restricted Awards and Performance Awards increases to reflect actual cash distributions of the Fund during the time from the grant of the award to the delivery of the Units. In addition, the number of Units deliverable under Performance Awards varies according to a formula approved from time to time by the Board of Directors. The formula is based on the average of the actual cash distributions per Unit during the time from the effective date of the award to the delivery of Units, and is zero if the average of the actual cash distributions during this period does not reach a specified threshold. The Board of Directors has

discretion to revise from time to time the formula used to determine the payout multiplier applicable to Performance Awards, provided the following conditions are met: (i) the minimum threshold amount of average cash distributions per Unit to be achieved before a Performance Award vests cannot be less than $1.09 which is the amount previously approved by Unitholders and the TSX; and (ii) in no event can any formula approved by the Board of Directors result in a revised payout multiplier which is greater than the multiplier that would have been applicable using the original multiplier approved by Unitholders and the TSX. See "Report on Executive Compensation – LTIP".

Settlement of Unit Awards

Under the terms of the LTIP, there are two options available for the settlement of Unit Awards: (i) settlement by delivery of Units to the recipient of the Unit Awards or (ii) settlement by payment of cash to the recipient of the Unit Awards. The manner of settlement of the Unit Awards is at the discretion of the Board of Directors. If the Unit Awards are settled, in whole or in part, by payment of cash, the recipient of the Unit Award will be paid an amount equal to the aggregate current market value of the Units that would otherwise have been delivered on the delivery date (based on the closing price of the Units on the TSX on the day immediately preceding such delivery date) in consideration of the recipient surrendering the right to receive Units under the Unit Award. In accordance with the amendments to the LTIP implemented in November 2006, the Fund does not have the ability to issue Units from treasury to settle Unit Awards and therefore, if the Units Awards are settled by delivery of Units, those Units must be acquired in the open market for delivery to the recipient of the Unit Awards.

Administration of the Incentive Plan

Under the terms of the LTIP, the Compensation and Governance Committee has the authority to administer the LTIP and to exercise the power and authority granted to it or necessary or advisable in the administration of the LTIP, including, without limitation, the authority to make Unit Awards, to determine to whom and the times at which Unit Awards will be granted, to determine the number of Units to be covered by each Unit Award, to prescribe, amend and rescind rules relating to the LTIP and to make all other determinations necessary or advisable for the administration of the LTIP. The determinations of the Compensation and Governance Committee are subject to review and approval by the Board of Directors. The Administrator retains the right to amend from time to time or to terminate the terms and conditions of the LTIP by resolution of the Board of Directors, subject to applicable laws and any terms and conditions imposed by regulatory authorities, including the TSX. As the Units are not issued from treasury, the LTIP is not considered to be a "securities based compensation arrangement" under the rules of the TSX and therefore at present, Unitholder approval for amendments to the LTIP is not required.

LTIP Awards During the Year Ended December 31, 2007

Named Executive Officer	Effective date of Award	Restricted Awards(1)	Performance Awards(1)	Payout Date(2)
James V. Bertram	July 1, 2007	0	23,000	July 1, 2010
David G. Smith	July 1, 2007	0	19,000	July 1, 2010
Marzio Isotti	July 1, 2007	0	10,500	July 1, 2010
Bradley W. Lock	July 1, 2007	0	10,500	July 1, 2010
David A. Sentes	July 1, 2007	0	10,000	July 1, 2010

Notes:

(1) See "Long Term Incentive Plan - Description of the Unit Awards" for a description of the adjustments to the number of Units subject to Restricted Awards and Performance Awards.

(2) For Performance Awards, the Units are deliverable on the third anniversary of the effective date of the award.

As of December 31, 2007, there were a total of 485,105 Performance Awards and 92,275 Restricted Awards outstanding under the LTIP.

Employment Contracts

The Administrator has entered into employment agreements with each of James Bertram, David Smith, Marzio Isotti, Bradley Lock and David Sentes, as well as certain other senior officers. These agreements provide for the base salary, benefits, and participation in incentive compensation programs relating to each officer's employment with the Administrator. Each agreement also provides for severance payments if the officer is terminated without cause. For each of Messrs. Smith, Isotti, Lock and Sentes, the severance payment would be between 24 to 30 months' base salary and benefits (depending on length of service), plus an amount equal to two times the greater of the officer's target bonus under the STIP or his most recent annual bonus under the STIP. In the case of Mr. Bertram, the severance payment would be equal to 36 months' base salary and benefits, plus an amount equal to three times the greater of his target bonus under the STIP or his most recent annual bonus under the STIP. In addition, Mr. Bertram's agreement provides that he would be entitled to the same severance payment in the event of a change of control of the Administrator. In all cases, Unit Awards granted pursuant to the LTIP vest and are payable in accordance with the terms of the LTIP.

These agreements also provide that, in the event of termination for any reason, the officer will observe certain non-solicitation and non-disclosure obligations and will refrain from influencing or attempting to influence the management, Board of Directors or policies of the Administrator for a period of 18 months following the date of termination.

Unit Ownership Guidelines for Officers

To reinforce the alignment of the interests of the senior officers of the Administrator with Unitholders, the Administrator instituted unit ownership guidelines in 2003. Officers are given five years from the date of their appointment as officers in which to comply with the unit ownership guidelines.

The following table sets forth the Unit ownership guidelines and Unit holdings of the Named Executive Officers.

Named Executive Officer[1]	Minimum Unit Ownership Requirement	Number of Units Beneficially Owned or Controlled[2]	Total Value of Units[3]	Value of Units as a Multiple of Annual Base Salary[4]
James V. Bertram	3 x base salary	214,094	$4,262,612	11.8 times
David G. Smith	2 x base salary	108,994	$2,170,071	7.7 times
Marzio Isotti	1 x base salary	22,907	$456,078	2.3 times
Bradley W. Lock	1 x base salary	13,205	$262,912	1.3 times
David A. Sentes	1 x base salary	10,568	$210,409	1.2 times

Notes:

(1) Messrs. Bertram, Smith and Sentes have been officers of the Administrator since March 28, 2003 and Messrs. Isotti and Lock have been officers of the Administrator since July 2, 2004.

(2) Number of Units beneficially owned or controlled as of March 7, 2008.

(3) Value based on the weighted average trading price of Units on March 7, 2008 which was $19.91/Unit.

(4) Multiple calculated by dividing the total value of Units as of March 7, 2008 by the base salary for each Named Executive Officer as identified in the compensation table under the heading "Compensation of the Executive Officers of the Administrator - Executive Compensation".

Insurance and Indemnification of Directors and Officers

The directors and officers of the Administrator and its affiliates are covered under a directors' and officers' insurance policy. In addition, each director and officer of the Administrator and its affiliates is indemnified by the Fund, the Partnership and the Administrator pursuant to the Declaration of Trust, the partnership agreement of the Partnership and the bylaws of the Administrator. There are also formal

indemnification agreements in place among the Fund, the Partnership and each director and officer of the Administrator and its affiliates. Pursuant to these indemnification agreements, each director and officer is indemnified against liability and costs in respect of any action or suit against him or her in connection with the execution of his or her duties of office, subject to certain usual limitations.

REPORT ON EXECUTIVE COMPENSATION

Compensation Program

The objectives of the compensation program for the executive officers are (i) to retain and attract qualified leaders and managers, (ii) to compensate them at a level that is competitive with similar positions among the Fund's peer group, and (iii) to appropriately recognize and reward their performance in achieving short-term and long-term objectives that are consistent with the objectives of the Unitholders. The compensation program is designed to create a performance-based culture by emphasizing compensation that is related to individual, business unit and organization-wide performance. The Compensation and Governance Committee reviews the executive compensation program on an annual basis, and recommends changes as appropriate so that the program can continue to meet these objectives.

The Compensation and Governance Committee has engaged an independent professional compensation advisor, Mercer Human Resource Consulting ("**Mercer**"), to provide advice on the design of the compensation package for the executive officers and to compare Keyera's program with its competitors' programs. Mercer has also been retained to provide research, advice and recommendations with respect to compensation of the directors and employees of the Administrator. Total compensation paid to Mercer in 2007 (including G.S.T.) was $25,972, of which $10,428 was for work initiated by the Compensation and Governance Committee, $8,660 was for work initiated by management, and $6,884 was related to Keyera's participation in two annual market surveys carried out by Mercer.

Total compensation and each component of the compensation package for each executive position are reviewed regularly and compared to compensation packages for similar positions within a peer group from an independent survey of energy industry compensation. The primary peer group used for comparative purposes includes 30 entities in the petroleum industry that range between approximately 15% and 200% of the Fund's market capitalization. Mercer provides assistance to the Compensation and Governance Committee by helping to identify the comparative peer groups and benchmark market data, as well as providing general observations with respect to market trends and issues. The Compensation and Governance Committee takes the analysis provided by Mercer into account in its review of compensation packages. Ultimately, however, the decisions of the Compensation and Governance Committee remain the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The compensation program consists of four primary components: base salaries, the STIP, the LTIP and pensions and benefits. The following table briefly outlines each of these components.

Component	Eligibility	Performance Period	Determination
Base Salary	All employees	1 year	Salary ranges are based on market competitiveness and are annually reviewed and benchmarked against energy industry peer groups. Individual salaries are based on individual and corporate performance.

Component	Eligibility	Performance Period	Determination
STIP	All employees	1 year	The STIP design is based on market competitiveness and business objectives. Actual awards are based on organizational performance and individual performance.
LTIP	Directors, Officers, and certain key employees and consultants		The LTIP design is based on market competitiveness and organizational performance.
		1 year	Restricted Awards may be awarded annually based on individual and organizational performance. The actual payouts reflect the value of the Fund's Units and the reinvestment of notional distributions over the performance period.
		3 years	Performance Awards may be awarded annually based on individual and organizational performance. Actual payout reflects the value of the Fund's Units, the achievement of performance factors and the reinvestment of notional distributions over the performance period.
Pensions and Benefits	All employees	Continue through employment. Pensions continue post-retirement.	Pension and benefits plans are based on market competitiveness and are reviewed across the organization and compared with results received from an independent survey of energy industry benefits. Executive officers are eligible to receive benefits available to all employees and certain additional perquisites.

Base Salary

Base salaries for all employees are reviewed annually and adjusted, as appropriate, based on individual performance, competencies, responsibilities and competitive market data. The Compensation and Governance Committee reviews the salary ranges for all officers based on external salary surveys. The Committee determines and recommends for approval by the Board of Directors the actual base salary for the Chief Executive Officer. The Committee also reviews the compensation recommendations made by the Chief Executive Officer with respect to the other officers and makes recommendations for approval by the Board of Directors thereon.

STIP

The STIP is an annual cash bonus program. The amount of the bonus is based primarily on Keyera's annual financial performance, adjusted for achievements that are measured against specific business unit and individual objectives related to financial and operating measures, including safety. The annual performance targets are based on two components, individual and organizational performance, with organizational performance increasing in importance in more senior positions. Overall organizational performance is measured primarily on the basis of distributable cash flow per unit and individual performance is evaluated through Keyera's performance management system. For the Chief Executive Officer, organizational performance is weighted at 90 percent with the balance of 10 percent connected to individual performance. For the Executive Vice President, individual performance has a 20 percent weighting with organizational performance at 80 percent. For vice presidents, individual performance has a 30 percent weighting with organizational performance at 70 percent.

The STIP bonus is paid from a pool of funds generated from annual distributable cash flow (the size of the bonus pool is related to the level of distributable cash flow per unit). In 2007, the bonus range established for the executive group (other than the Chief Executive Officer) was 16 to 80 percent of base salary and the bonus range established for the Chief Executive Officer was 20 to 100 percent of base salary.

LTIP

The LTIP awards are granted on an annual basis and are designed to reward performance that is consistent with the objectives of Unitholders. Awards are determined as part of an overall total compensation package. At the executive level, all of the LTIP awards for 2007 were Performance Awards that vest at the end of three years. The adjustment ratio for Performance Awards increases the number of Units to be delivered to reflect the per unit cash distributions paid by the Fund to its Unitholders during the term that the Performance Award is outstanding. The number of Units that are issued pursuant to the Performance Awards depends upon the three-year average annual cash distributions per Unit for the three years following the effective date of the award. The table below describes the relationship between the three-year average annual cash distribution per Unit and the payout multiplier:

	Three-Year Average Annual Cash Distributions Per Unit			
	July 1, 2005 Grant	**July 1, 2006 Grant**	**July 1, 2007 Grant**	**Payout Multiplier**
	Less than $1.32	Less than $1.42	Less than $1.44	Nil
First Range	$1.32 – $1.39	$1.42 – $1.51	$1.44 - $1.51	50% - 99%
Second Range	$1.40 - $1.55	$1.52 - $1.71	$1.52 - $1.67	100% - 199%
Third Range	$1.56 and greater	$1.72 and greater	$1.68 and greater	200%

The performance standards and thresholds for the Performance Awards are reviewed and determined on an annual basis. The performance standards and thresholds are adjusted by the Board of Directors each year to reflect the level of cash distributions per Unit achieved in the preceding year as well as anticipated performance.

Pension and Benefits

Keyera has a defined contribution pension plan which has the same provisions for all eligible employees, including the Named Executive Officers. Keyera makes pension contributions on behalf of all employees, based on a combination of an employee's age plus years of credited service. The contributions made on an employee's behalf into his or her choice of investment option are accumulated with investment earnings to provide a fund to be used at retirement to secure a monthly pension for the employee. The contribution rates are as follows: age plus years of credited service of less than 45 - 6% of base earnings, 45 or more but less than 55 - 8% of base earnings and 55 or more - 10% of base earnings. Keyera does not offer a defined benefit pension plan to any of its employees, including the Named Executive Officers.

In addition to participating in benefits programs that are available to all other employees, the Named Executive Officers are eligible for certain other benefits including additional life insurance, perquisite allowances and an executive medical program. The total value of these additional benefits is less than $50,000 and 10% of their respective annual salary and bonus.

Composition of the Compensation and Governance Committee

The Compensation and Governance Committee is comprised of four directors: Nancy M. Laird (Chair), E. Peter Lougheed, P.C., C.C., Q.C., H. Neil Nichols and William R. Stedman. No member of the Committee is an officer or employee of Keyera and each member satisfies the applicable independence and experience requirements of the laws governing Keyera, the stock exchanges on which the Fund's securities are listed and securities regulatory authorities having jurisdiction over Keyera.

The Compensation and Governance Committee is responsible for, among other things, reviewing and making recommendations in respect of executive compensation matters. The Compensation and Governance Committee confirms that it understands the executive employment and compensation arrangements, including the long-term implications thereof. The Committee is satisfied that these

arrangements are aligned with Keyera's performance and reflect competitive market practices. The Chair of the Compensation and Governance Committee will be available to answer questions relating to Keyera's executive compensation policies and programs at the Meeting.

This report on executive compensation is respectfully submitted to the Unitholders by the Compensation and Governance Committee.

Nancy M. Laird (Chair)
E. Peter Lougheed, P.C., C.C., Q.C.
H. Neil Nichols
William R. Stedman

PERFORMANCE GRAPH

The following graph compares the total cumulative return, including distributions, to Unitholders for $100 invested in Units of the Fund with the total cumulative return, including dividends and distributions, of the S&P/TSX Composite Index for the period from the Fund's initial public offering on May 30, 2003 to December 31, 2007. On December 31, 2007, which was the last trading day in 2007, the closing price of the Units on the TSX was $19.90. The Units are listed on the TSX under the symbol KEY.UN.


$280
$260
$240
$220
$200
$180
$160
$140
$120
$100
29-May-03
31-Dec-03
31-Dec-04
30-Dec-05
29-Dec-06
31-Dec-07
KEY.UN
S&P/TSX Composite

	29-May-03	31-Dec-03	31-Dec-04	30-Dec-05	29-Dec-06	31-Dec-07
KEY.UN	$100	$130	$161	$247	$211	$258
S&P/TSX Composite	$100	$120	$135	$165	$189	$202

OTHER MATTERS

Interest of Certain Persons in Matters to be Acted Upon

None of the Administrator, the directors or executive officers of the Administrator, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Information Circular.

Interest of Informed Persons in Material Transactions

Except as disclosed in this Information Circular, none of the Administrator, any director, nominee for director, or executive officer of the Administrator, or any associate or affiliate of any of them, has a material interest in any transaction since January 1, 2007 or in any proposed transaction that has materially affected or would materially affect the Fund or its subsidiaries.

Indebtedness of the Directors and Officers of the Administrator

None of the directors or executive officers of the Administrator, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Fund or the Administrator at any time since January 1, 2007.

Additional Information

Financial information relating to the Fund is provided in its audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2007. The Fund files its annual information forms, financial statements, management's discussion and analysis, information circulars and press releases with Canadian securities regulatory authorities. Copies of such documents, and additional information related to the Fund, may be obtained on SEDAR at www.sedar.com, on the Fund's website at www.keyera.com or by contacting the Director, Investor Relations of the Administrator at Suite 600, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4 (Toll Free: 1-888-699-4853).

SCHEDULE "A"
BOARD MANDATE

Introduction

Keyera Energy Management Ltd. (the "**Corporation**") is the administrator of Keyera Facilities Income Fund (the "**Fund**") and is the Administrator of Keyera Energy Limited Partnership (the "**Partnership**"). In this Mandate, the Corporation, the Fund and the Partnership are collectively referred to as "Keyera".

Primary Responsibility and Authority

The Board of Directors (the "**Board**") of Keyera is responsible for the stewardship of Keyera by providing effective, independent supervision of the management of Keyera's business and affairs. The Board's responsibility is to foster the long-term success of Keyera by supervising the management of Keyera's business and affairs in a manner that:

a. is intended to advance the collective interests of the owners of Keyera while recognizing that, in order for the enterprise to continue to be able to serve its owners' interests, the collective interests of employees, customers, suppliers, the communities in which Keyera operates and the general public must also be taken into account; and

b. promotes the achievement of Keyera's long-term goals to grow value responsibly in a sustainable manner.

These responsibilities are primarily discharged through Board oversight of Keyera's officers and management who are responsible for the day-to-day conduct of the business. The Board delegates certain of its authority to management, while reserving certain powers to itself, and oversees management's actions and their utilization of the powers delegated to them. The Board fulfils some of its responsibilities by delegation to Board Committees. Each Committee's terms of reference contain the responsibilities that are permanently delegated to that Committee. Any responsibilities that are not specifically delegated to the Chief Executive Officer or a Board committee remain Board responsibilities.

Operations of the Board

The Board is responsible for managing its affairs, including:

a. planning its composition and size;

b. selecting its Chair;

c. seeing that an effective Board is maintained by nominating candidates for election to the Board;

d. establishing Board committees (including committees required by applicable securities requirements and policies), appointing directors to those committees, and establishing their terms of reference and position descriptions for the Committee Chairs;

e. establishing and modifying as necessary the Board's mandate and the position description for the Board Chair;

f. determining director compensation; and

g. assessing the effectiveness of the Board and its committees in fulfilling their responsibilities.

Management and Human Resources

The Board's management and human resources responsibilities are set out below.

1. Appoint the Chief Executive Officer ("**CEO**") and provide advice and counsel to the CEO in the execution of his or her duties.

2. Approve terms of reference for the CEO and delegate powers to the CEO in order to permit the effective management of Keyera's business.

3. Evaluate the CEO's performance regularly against agreed written objectives and, with only independent members of the Board present, determine and approve the CEO's compensation level based on this evaluation.

4. Approve certain decisions relating to senior management, including:

    a. the appointment and replacement of senior officers;

    b. senior officers' compensation and benefits; and

    c. employment, consulting, retirement and severance agreements for senior officers and other special arrangements for senior officers.

5. Oversee the establishment and maintenance of succession planning and management development programs for the CEO and the other senior officer positions.

6. Approve certain matters relating to all employees, including:

    a. the annual salary and incentive programs/policies;

    b. new pension and benefit programs or material changes to existing programs;

    c. material changes to retirement plans; and

    d. material benefits granted to retiring employees outside of benefits received under approved retirement and other benefit programs.

Strategy, Planning and Budgeting

The Board's strategic, planning and budgeting responsibilities are set out below.

1. Participate with management in the development of Keyera's strategic plan.

2. Approve annual capital and operating budgets and the business plans within the context of the strategic plan.

3. Approve expenditures, acquisitions and divestitures that are not within the authority delegated to the CEO.

4. Approve the entry into or withdrawal from lines of business that are (or are likely to be) material to Keyera.

5. Approve financial and operating objectives used in determining compensation.

6. Approve mergers and similar arrangements involving unaffiliated parties.

7. Participate with management in monitoring Keyera's progress toward its strategic objectives.

Financial and Corporate Issues

The Board's financial and corporate responsibilities are set out below.

1. Oversee the assessment by management of the integrity and effectiveness of Keyera's internal control and management information systems, including the evaluation and assessment of information provided by management and others (such as internal audit resources and external auditors) about the integrity and effectiveness of Keyera's internal control and management information.

2. Review operating and financial performance relative to budgets and objectives.

3. Approve annual financial statements and quarterly financial results and approve their release.

4. Declare distributions.

5. To the extent not delegated to the CEO, approve financings, changes in authorized capital, issuance and repurchase of units, issuance of debt securities, listing of shares and other securities, and related prospectuses and trust indentures.

6. Recommend appointment of external auditors and approve auditors' fees.

7. Approve banking resolutions and significant changes in banking relationships.

8. Approve appointments of or material changes in relationships with transfer agents and corporate trustees.

9. Approve significant contracts, transactions, and other arrangements or commitments that are not within the authority delegated to the CEO.

10. Approve the commencement or settlement of litigation that may be expected to have a material impact on Keyera.

11. Oversee the development by management of corporate financial strategy, including:

    a. capital structure management - the maintenance of reasonable financial flexibility and prudence while achieving an appropriate cost of capital; and

    b. distribution policy.

Risk Management

The Board's risk management responsibilities are set out below.

1. Understand the material risks associated with Keyera's business and review the balance between risk and return.

2. Review management's processes to identify the risks associated with Keyera's business and review management's implementation of appropriate systems to manage and mitigate those risks.

3. Review coverage, deductibles and key issues regarding corporate insurance policies.

4. Receive, at least annually, reports from management on matters relating to, among others, ethical conduct, environmental management, and employee health and safety.

Policies and Procedures

The Board's policy and procedures responsibilities are set out below.

1. Oversee the establishment and maintenance by management of a high standard of corporate governance and legal and ethical conduct for Keyera, by:

    a. establishing appropriate policies relating to corporate governance and legal and ethical conduct;

    b. taking reasonable steps to monitor compliance with applicable laws and regulations and Keyera's constitutional documents and policies and procedures;

    c. establishing systems for monitoring legal and ethical performance; and

    d. complying with legal, regulatory and stock exchange requirements.

2. Oversee the establishment and maintenance by management of appropriate environmental, health and safety policies.

3. Review compliance with key policies and procedures.

Compliance Reporting and Corporate Communications

The Board's compliance reporting and corporate communications responsibilities are set out below.

1. Oversee the establishment and maintenance of effective communication processes with unitholders, the investing public, other stakeholders and financial, regulatory and other institutions and agencies.

2. Approve formal interaction with unitholders on all items requiring unitholder approval.

3. Approve the content of Keyera's major communications to unitholders and the investing public, including information circulars, annual information forms, prospectuses, and significant information contained in documents incorporated by reference in prospectuses.

4. Take reasonable steps to oversee the accurate and fair reporting of the financial performance to unitholders, the investing public, other security holders and regulators on a timely and regular basis.

5. Oversee the establishment and maintenance of effective processes for timely reporting of other material developments or changes.

Independent Advisors

The Board and its committees have the right at any time to retain independent legal, financial or other advisors to advise the board independently on any matter. The Board shall have the sole authority (subject to its power to specifically delegate this power to a Committee or others as the Board considers reasonable) to retain and terminate such consultants or advisors, including sole authority to approve an advisor's fees and other retention terms.

KEYERA FACILITIES INCOME FUND

UNITHOLDER PROXY

Annual Meeting of Unitholders to be held on May 13, 2008

THIS PROXY IS SOLICITED ON BEHALF OF KEYERA FACILITIES INCOME FUND

The undersigned unitholder of Keyera Facilities Income Fund (the "Fund") hereby appoints James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the administrator of the Fund (the "Administrator"), or failing him, David G. Smith, Executive Vice President and Chief Financial Officer of the Administrator, or instead of either of them ____________________________________, as proxy of the undersigned with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual meeting of the Fund (the "Meeting") to be held in the Sun Life Plaza Conference Centre, Plus 15 level, 144 – 4th Avenue S.W., Calgary, Alberta at 2:00 p.m. (Calgary time) on May 13, 2008 and at any adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournments thereof and, without limiting the general authorization given, the person above is specifically directed to vote on behalf of the undersigned in the following manner:

(1) On the reappointment of Deloitte & Touche LLP as auditors of Keyera Facilities Income Fund for a term expiring at the close of the next annual meeting of unitholders:

VOTE FOR ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**

(2) On the election of directors of Keyera Energy Management Ltd.:

James V. Bertram	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Robert B. Catell	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Michael B.C. Davies	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Nancy M. Laird	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Hon. E Peter Lougheed	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Donald J. Nelson	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
H. Neil Nichols	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
William R. Stedman	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**
Wesley R. Twiss	**VOTE FOR** ☐ or **WITHHOLD VOTE** ☐ or, if no specification is made, **VOTE FOR.**

(3) To vote at the discretion of the proxy on any amendment of or variation to the foregoing and on such other business as may properly come before the Meeting and any adjournments thereof.

Dated: ________________________, 2008.

____
Number of Units

____
Signature of Unitholder

____
Name of Unitholder
(Please print clearly)

NOTES:

(1) **A Unitholder has the right to appoint a person to attend and act on such Unitholder's behalf at the Meeting other than the persons designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the Unitholder wishes to appoint or by completing another proper form of proxy. Such other person need not be a Unitholder.

(2) To be valid, proxies must be completed, signed and delivered to Computershare Investor Services Inc. not later than 24 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or, if the Meeting is adjourned, 24 hours before the commencement of any reconvened meeting. Proxies may be returned to Computershare Trust Company of Canada by mail in an envelope addressed to Computershare Trust Company of Canada, Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

(3) If an individual, please sign exactly as your trust units ("Units") are registered. This proxy must be signed by a Unitholder or his or her attorney duly authorized in writing or, if such Unitholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the Unitholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If Units are registered in the name of an executor, administrator or trustee, please sign exactly as the Units are registered. If Units are registered in the name of the deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Unitholder must be attached to this proxy.

(4) If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed to you by the Fund.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Facilities Income Fund Announces March 2008 Distribution

CALGARY, March 18 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for March 2008 of 13.5 cents per unit. The distribution will be payable on April 15, 2008 to unitholders of record on March 31, 2008. The ex-distribution date is March 27, 2008.

For tax purposes, Keyera currently expects that its 2008 distributions will be taxable for Canadian non-exempt unitholders. This outlook is subject to change. For non-resident unitholders, Keyera's distributions are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs and crude oil, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:51e 18-MAR-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Receives Approval to Extract Ethane at Rimbey Gas Plant

CALGARY, March 26 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that it has received approval from the Alberta Energy Resources Conservation Board to construct facilities to extract ethane from the natural gas processed at its Rimbey gas plant in west central Alberta. This is the final approval necessary for the project and work is expected to begin in the second quarter of this year.

The project involves the modification of the existing natural gas liquids extraction process at the Rimbey gas plant and the installation of new compression equipment. In addition, a 32-kilometre pipeline to deliver the product to existing ethane gathering infrastructure in Alberta will be constructed. Assuming delivery of long-lead items has not changed significantly, the project is expected to be completed in mid 2009. When operational, Keyera will extract about 5,000 barrels per day of ethane, the majority of which will be incremental to existing supply in the province of Alberta.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

Advisory

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include Keyera's ability to successfully implement planned initiatives, whether those initiatives yield the expected benefits, construction schedules and costs, the appeal or review of existing approvals, satisfaction of conditions precedent to commercial arrangements, the impact of government and industry initiatives, operating and other costs, future operating results, fluctuations in the demand for natural gas, NGLs (including ethane) and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please

visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations, or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/
(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 09:15e 26-MAR-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:

Keyera Increases Sour Gas Capacity with West Pembina Gas Plant Purchase

CALGARY, April 1 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that it has agreed to acquire a 35.6% ownership interest in the ATCO West Pembina gas plant from three plant owners for a purchase price of approximately $26 million. The plant has 145 million cubic feet per day of sour gas processing capacity, natural gas liquids extraction capability and significant sulphur handling capacity. The acquisition is subject to typical closing conditions and to waiver of rights of first refusal held by two third parties. The transaction is expected to close on May 1, 2008 and has an effective date of January 1, 2008.

The West Pembina gas plant is located approximately 12 kilometres north of Keyera's Brazeau River gas plant in the Pembina region of Alberta. The plant currently has unutilized sweet and sour processing capacity and "deep cut" natural gas liquids extraction capabilities. With 520 tonnes per day of licensed sulphur handling capacity, it is able to handle the highly sour raw gas streams in the area. The plant has approximately 70 kilometres of gathering pipelines, which provide an extensive reach into the gas producing areas of the Pembina region.

As part of the transaction, the plant's operations, maintenance and administrative staff will be joining Keyera. As the largest owner in the facility, Keyera will be submitting a proposal to the plant's operating committee to become operator of the plant.

"I am very pleased to be able to acquire a significant ownership interest in another sour gas processing facility in this important gas producing region" said Jim Bertram, President and CEO of Keyera. "This acquisition fits our strategy of expanding our gathering and processing presence in the foothills area of Alberta, where the geology is very prospective. As Producers continue to develop sweet and sour gas plays, including the Nisku formation, sour gas processing capacity is becoming more valuable. This facility will complement our existing five gas processing plants and extensive gathering systems in this region and allow us to expand the services we offer to gas producers in the area."

"In addition, we are delighted to have such a strong group of employees join the Keyera team" Bertram noted.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

Advisory

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include Keyera's ability

to successfully implement planned initiatives, whether those initiatives yield the expected benefits, the impact of government and industry initiatives, operating and other costs, future operating results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor. E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:15e 01-APR-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces April 2008 Distribution

CALGARY, April 18 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for April 2008 of 13.5 cents per unit. The distribution will be payable on May 15, 2008 to unitholders of record on April 30, 2008. The ex-distribution date is April 28, 2008.

For tax purposes, Keyera currently expects that its 2008 distributions will be taxable for Canadian non-exempt unitholders. This outlook is subject to change. For non-resident unitholders, Keyera's distributions are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs, crude oil and bitumen, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 17:07e 18-APR-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Keyera Completes $58 million of Facility Acquisitions

CALGARY, May 1 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) ("Keyera") announced today that it has closed two acquisitions announced earlier this year.

On May 1, Keyera closed the acquisition of a 35.6% ownership interest in the ATCO West Pembina gas plant from three plant owners for a purchase price of approximately $26 million. Keyera is now the operator of the plant. The West Pembina gas plant has 145 million cubic feet per day of sour gas processing capacity, "deep cut" natural gas liquids extraction capabilities and significant sulphur handling capacity. The plant currently has unutilized sweet and sour processing capacity and has approximately 70 kilometres of gathering pipelines, which provide an extensive reach into the gas producing areas of the Pembina region.

In late March, Keyera closed the acquisition of a distribution terminal in the Edmonton/Fort Saskatchewan energy hub for $32 million as part of a $50 million growth initiative. The facility, to be known as the Alberta Diluent Terminal ("ADT"), will be used primarily to handle condensate, for use as diluent in the oil sands sector. Keyera subsequently agreed to acquire an adjacent 8-acre parcel for an additional $3.3 million. The ADT will significantly increase Keyera's condensate import capacity in the Edmonton/Fort Saskatchewan hub and will enable Keyera to continue as a key diluent supplier in Alberta as bitumen production grows. Keyera intends to connect its Edmonton terminal and its Fort Saskatchewan fractionation and storage facility to enable product to be delivered to market on a number of pipelines, or to Keyera's storage facility in Fort Saskatchewan. The ADT will also significantly enhance the operational flexibility of Keyera's existing logistics and storage businesses in the area.

About Keyera Facilities Income Fund

Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) operates one of the largest natural gas midstream businesses in Canada. Its business consists of natural gas gathering and processing as well as the processing, transportation, storage and marketing of natural gas liquids (NGLs) and crude oil midstream activities.

Keyera's gas processing plants and associated facilities are strategically located in the west central and foothills natural gas production areas of the Western Canadian Sedimentary Basin. Its NGL and crude oil infrastructure includes pipelines, terminals and processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, a major North American NGL hub. Keyera markets propane, butane and condensate to customers in Canada and the United States.

Advisory

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include Keyera's ability to successfully implement planned initiatives, whether those initiatives yield the expected benefits, the impact of government and industry initiatives, operating and other costs, future operating results, fluctuations in the demand for natural gas, NGLs and crude oil, the activities of producers, competitors and others, the weather, overall economic conditions and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the

expected consequences for or effects on Keyera. For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 12:35e 01-MAY-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund - 2008 First Quarter Report

Three months ended March 31, 2008

TSX:KEY.UN; KEY.DB

CALGARY, May 13 /CNW/ -

2008 FIRST QUARTER HIGHLIGHTS

<<

- Keyera delivered strong first quarter financial results. Net earnings were $55.5 million and included a non-cash future tax recovery of $13.1 million and an unrealized gain of $12.8 million related to financial contracts. Excluding the effect of these non-cash items, net earnings were $3.9 million higher than the same period last year.

- First quarter cash flow from operating activities was $58.4 million, up slightly from the first quarter of 2007. Distributable cash flow(1) was $40.5 million ($0.66 per unit), 10% higher on a per unit basis than the same period last year. Distributions to unitholders totaled $25.7 million in the first quarter, or $0.42 per unit, including the special distribution of $0.02 paid on January 2, 2008. Excluding the special distribution, the payout ratio in the first quarter was 60%.

- Keyera announced an 8% distribution increase on February 12, its sixth distribution increase since inception. Beginning with the February distribution, payable on March 17, Keyera's cash distribution increased to 13.5 cents per unit per month, or $1.62 per unit annually.

- All business segments delivered strong first quarter results, driven by customer activity and growth capital projects completed in previous years. Contribution from Gathering and Processing of $29.0 million was particularly strong, up 35% from the first quarter of 2007. Contribution from NGL Infrastructure was $12.8 million, 4% higher than the same period last year. The Marketing business also had a strong quarter, delivering contribution of $27.1 million, including an unrealized gain from the change in fair value of financial contracts of $12.3 million.

- Keyera invested $49.8 million on growth capital projects and acquisitions in the first quarter and anticipates its 2008 capital expenditures will be between $150 and $200 million. This assumes that key projects proceed as planned and there is no material change in the economic or fiscal environment.

- In the first quarter, Keyera completed the construction of a 24 kilometre extension of the Caribou North gathering system, a truck terminal expansion at the Fort Saskatchewan facility and various smaller projects around its facilities. Keyera also acquired a diluent distribution terminal in the Edmonton/Fort Saskatchewan area and, in May, acquired a 35.6% ownership interest in the West Pembina gas plant.

(1) See "Non-GAAP Financial Measures" on page 4 and a reconciliation of distributable cash flow to cash flow from operating activities on page 19.

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Message to Unitholders

I am very pleased to announce another quarter of very strong financial and operating results. These results come from a combination of the execution of our business strategy, customer activity around our facilities and the investment we have made in strategic infrastructure over the past several years. I am proud to say that we continue to pursue our growth strategy by targeting internal growth projects and strategic acquisitions, and we completed a number of such projects in the first quarter.

Enhanced by the inclusion of $25.9 million of non-cash items related to future income tax and financial contracts, net earnings of $55.5 million were significantly higher than in first quarter of last year. First quarter cash flow from operating activities was $58.4 million and distributable cash flow was $40.5 million, or $0.66 per unit. This was 10% higher than the $0.60 per unit posted in the same period last year. Distributions to unitholders were $25.7 million in the first quarter, or $0.42 per unit, including the special distribution of $0.02 paid on January 2, 2008. This allowed us to utilize the remaining $14.8 million of cash to fund growth capital initiatives. Excluding the special distribution, the payout ratio for the quarter was 60%.

In February we announced an 8% increase in our distributions to 13.5 cents per unit per month, or $1.62 per unit annually, effective with the February distribution, payable to unitholders on March 17. This marks our second increase in the last ten months and our sixth distribution increase since inception. Since inception our unitholders have received an 8% compound annual growth rate in distributions per unit.

All three of our business lines contributed to these strong results. Significant producer activity around our gas plants resulted in contribution increasing again this quarter in the Gathering and Processing segment. First quarter contribution of $29.0 million was up 35% from the same period last year and another 4% higher than the fourth quarter of 2007. Our NGL Infrastructure also had a strong quarter, posting contribution of $12.8 million, a 4% increase from the same period last year. Marketing contribution of $27.1 million was significantly higher than the first quarter of 2007 due to very strong operational results and the recording of a $12.3 million non-cash unrealized gain for the quarter.

Keyera initiated and completed a number of internal projects and acquisitions in the first quarter. In the first quarter, we acquired a diluent distribution terminal in the Fort Saskatchewan/Edmonton area for $32 million, which will be used primarily to deliver condensate into Alberta for use as diluent in the oil sands sector. Known as the Alberta Diluent Terminal, the facility will significantly enhance the capability and flexibility of Keyera's existing logistics and storage businesses and will establish Keyera as a key supplier of diluent in the province. Subsequent to the ADT acquisition, we acquired an adjacent eight acre parcel of land for an additional $3.3 million. Over the next year, we anticipate spending an additional $18 million to integrate the facility with Keyera's NGL Infrastructure in the area.

On May 1, we closed the acquisition of a 35.6% ownership interest in the ATCO West Pembina gas plant for $26 million and became plant operator. The plant is located in an area of west central Alberta where the demand for sour gas processing is increasing. Its 145 million cubic feet per day of sour gas processing capacity, "deep cut" liquids extraction capability and 70 kilometres of gathering pipelines will allow us to provide a wide range of services to customers. This acquisition further solidifies our position as the leader in sour gas processing in Alberta.

At Fort Saskatchewan, we completed an expansion of our truck terminal and continued work on our storage expansion project. The first cavern well bore is expected to be drilled in the second quarter. In the North Central Region, we received regulatory approval from the Energy Resources Conservation Board to begin construction of the ethane extraction project at the Rimbey gas plant. We have commenced work on this project and expect it to be completed in mid 2009. In northeastern British Columbia, we completed construction of the Caribou North gas gathering system extension during the first quarter. This 24 kilometre pipeline project was completed on budget and on time and opens up

access to approximately 500 square kilometres of geologically prospective lands north of the Caribou gas plant in the Trutch and Bougie areas. In conjunction with this pipeline extension, we have initiated a detailed engineering study to expand the Caribou gas plant capacity by about 60%, or 40 million cubic feet per day.

With the level of activity underway, Keyera now expects its 2008 growth capital spending to be between $150 million and $200 million, assuming key projects proceed as planned and there is no material change in the economic or fiscal environment.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to continued success in 2008.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major NGL hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide a large portion of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because contribution is not a standard measure under Canadian generally accepted accounting principles ("GAAP"), it may not be comparable to similar measures reported by other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of operating profitability by segment. Keyera's Gathering and Processing and NGL Infrastructure segments charge Keyera's Marketing segment for the use of facilities at market rates. Those charges are reflected in contribution, but are eliminated in GAAP segment measures. The most comparable GAAP measures are reported in note 17, Segmented Information, which is found in the financial statements.

<<

Contribution by Operating Segment (in thousands of dollars)	Three months ended March 31, 2008	2007
Gathering & Processing(1)		
Revenue before inter-segment eliminations(4)	49,815	42,708
Operating expenses before inter-segment eliminations(4)	(20,863)	(21,226)

Gathering & Processing contribution	28,952	21,482
NGL Infrastructure(1)		
Revenue before inter-segment eliminations(4)	18,162	17,681
Operating expenses	(5,896)	(5,492)
Unrealized gain/(loss)	487	112
Operating expenses before inter-segment eliminations(4)	(5,409)	(5,380)
NGL Infrastructure contribution	12,753	12,301
Marketing(2)		
Revenue	481,034	312,799
Unrealized gain/(loss)	12,300	(5,457)
Revenue before inter-segment eliminations(4)	493,334	307,342
Operating expenses before inter-segment eliminations(4)	(465,288)	(298,056)
General & administration	(936)	(813)
Marketing contribution	27,110	8,473
Total contribution	68,815	42,256
Other expenses(3)	(24,467)	(20,396)
Earnings before income tax and non-controlling interest	44,348	21,860

Notes:

(1) Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.

(2) The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

(3) Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

(4) Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 17, Segmented Information.

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Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of May 13, 2008 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund") and its subsidiaries (collectively "Keyera"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended March 31, 2008 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2007 and the related management's discussion and analysis. Additional

information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Measures such as operating margin (operating revenues minus operating expenses), distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) and EBITDA (earnings before interest, taxes, depreciation and amortization) are not standard measures under GAAP and therefore may not be comparable to similar measures reported by other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations, leverage, liquidity and financial position. Operating margin is used to assess the performance of specific segments before general and administrative expenses and other non-operating expenses. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions. EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "plan", "intend", "believe", and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. For example, the discussions with respect to possible amendments to federal legislation imposing taxes on the distributions of publicly traded income trusts and partnerships and the proposed changes in the Alberta royalty system are based solely on news releases and background information prepared by the federal and Alberta governments respectively. Management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in

the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on unitholders, and in particular any differential effects relating to unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 26, 2008 (the "Annual Information Form") filed on SEDAR and available on the Keyera website at www.keyera.com.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions, which can be viewed on SEDAR at www.sedar.com.

INTRODUCTION

The statement of net earnings contained in the unaudited interim consolidated financial statements includes the results of operations of the Fund, Keyera Energy Limited Partnership (the "Partnership"), Keyera Energy Facilities Limited ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Management Ltd. ("KEML"), Keyera Energy Inc. ("KEI"), Rimbey Pipeline Limited Partnership ("RPLP") for the three months ended March 31, 2007 and the results of operations of each of those entities and Alberta Diluent Terminal Limited Partnership ("ADTLP") for the three months ended March 31, 2008. The Fund and its subsidiaries are collectively referred to as "Keyera". A diagram of Keyera's organizational structure and descriptions of the Fund and its subsidiaries can be found on Keyera's website at www.keyera.com.

BUSINESS ENVIRONMENT

Industry Activity

In the first quarter of 2008, producers drilled approximately 5,161 wells in Canada, virtually the same as the 5,243 wells drilled in the fourth quarter of 2007, although down 15% from the first quarter last year. A number of factors contributed to the decline in wells drilled in 2008, including lower natural gas prices, and the announcement of changes to the Alberta royalty regime.

In the foothills front region of Alberta, the number of wells drilled in the first quarter declined by 16% compared to the same period in 2007. The average depth of wells drilled in the region during the first quarter was 2,420 metres, similar to the depth drilled in the first quarter of last year. In the central Alberta region, the number of wells drilled dropped by about 6% compared to the first quarter of 2007, with the average depth decreasing approximately 6% to 1,132 metres. British Columbia experienced a 19% drop in

the number of wells drilled compared to the first quarter of last year. The average depth per well in British Columbia increased to just over 2,000 metres, 18% higher than the first quarter of last year.

Natural gas inventory levels in North America declined significantly over the winter months. At the end of the first quarter, gas inventories in the United States were at their lowest level in at least 36 months and were in line with the five year average for that time of year. This decline resulted from a number of factors, including increased use of natural gas for electrical generation, higher demand resulting from more normal winter weather in North America and lower imports of LNG. As a result of these factors, natural gas prices have strengthened significantly in 2008. At the end of the first quarter, the price of natural gas at the AECO hub in Alberta had increased to approximately $8.93 per mcf, about $1.78 per mcf higher than the same time last year. Over the same period, West Texas Intermediate oil has increased over $45 per barrel and, at quarter end, was trading at about $105 per barrel.

With natural gas supply and demand coming back into balance and an apparent reduction in drilling costs in western Canada, indications are that drilling activity may increase throughout the remainder of the year. The Petroleum Services Association of Canada has revised its 2008 forecast of wells drilled in Canada from 14,500 to 16,500.

Climate change regulations

Under Alberta's rules dealing with greenhouse gas emissions, facilities with large emissions of CO(2) equivalent ((greater than)100 kilotonnes per year) must reduce net emissions intensity to 88% of the average emissions intensity at that facility between 2003 and 2005. If the actual emissions intensity is above the target, the facility licensee may purchase "emissions offsets", or fund credits at a cost of $15/tonne of CO(2) equivalent, or emission "performance credits". Keyera operates three facilities which are subject to these requirements: the Strachan, Rimbey and Brazeau River gas plants. These requirements came into effect on July 1, 2007. The cost of these new rules for Keyera for the second half of 2007 was less than $200,000.

Keyera's management anticipates that a portion of these costs will be recoverable from customers as flow-through operating costs. Projects implemented since 2002 at Keyera's facilities could generate emissions offsets or performance credits; however, it is premature to determine what benefit, if any, could be realized from those actions. Keyera is in the process of preparing an application for emissions offsets from the acid gas injection project at its Brazeau River gas plant.

On March 10, 2008, the federal government released further details of its emissions reductions plan for larger emitters. Under the federal government's plan, existing facilities are expected to improve their emissions intensity (compared to 2006) by 18% in 2010 and an additional 2% each year thereafter. The March 10 announcement states that these expectations will apply to upstream oil and gas facilities that emit 3 kilotonnes per year or more of CO(2) equivalent. Keyera operates 30 facilities, including plants and compressors, with current emissions that exceed that threshold. The announcement also indicates that the emissions requirements will only apply to companies that are larger than a specified size - 10,000 barrels of oil equivalent per day. It is not clear how this threshold will apply to Keyera.

The primary compliance mechanisms available to comply with the proposed federal requirements will be emissions reductions, contributions to a technology fund and the purchase of credits through a trading market. Contributions to the technology fund will be limited and the contribution rate will be $15/tonne between 2010 and 2012 and $20/tonne thereafter. The federal government has predicted that carbon prices per tonne in this trading market will be $25/tonne in 2010, $50/tonne in 2016 and $65/tonne in 2020. Keyera's management anticipates that, if these requirements become applicable to Keyera, a portion of these costs will be recoverable from customers as flow-through operating costs. Alternative compliance mechanisms that will be available to a limited extent under the federal initiative include limited use of "clean development mechanism" credits under the Kyoto Protocol and limited credits for early action.

The federal government has stated that it is committed to achieving a common threshold and reporting regime in Alberta. The federal government has also announced that it "will continue discussion with the Government of Alberta on these issues, seeking a common practical approach to emissions coverage, including the phasing of thresholds and the identification of additional measures that could be implemented to address emissions in the rest of the sector." The effect of these initiatives on Keyera can not be determined until the federal and provincial governments provide additional information.

On April 3, 2008, the British Columbia government announced a cap and trade system that would establish an overall cap or limit on emissions with the trading system allowing regulated emitters to buy and sell emissions allowances or buy offset units. The cap and trade system will apply to industries designated by the B.C. government through regulations. The government has not released a draft of those regulations, but indications are that the cap and trade system will apply to the upstream oil and gas industry. The effect on Keyera can not be determined until the B.C. government provides additional information.

A more complete description of the environmental regulations that affect Keyera's businesses can be found in Keyera's Annual Information Form, which is available on SEDAR.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's Annual Information Form, which is available at www.sedar.com.

Continuing strong performance in all segments of the business generated operating margin of $69.8 million in the first quarter of 2008, an increase of $26.7 million compared to last year. Included in the 2008 operating margin was $12.8 million of unrealized gain related to the change in fair value of financial contracts compared to an unrealized loss of $5.3 million contained in the 2007 results. Excluding the effect of unrealized gains and losses, operating margin in the first quarter of 2008 was $57.0 million, $8.6 million higher than the first quarter of 2007. This increase was due primarily to the tie-in of new sour gas volumes and NGL extraction activities in the Gathering and Processing segment and strong winter season results in the Marketing segment.

Net earnings before tax and non-controlling interest in the first quarter of 2008 were $44.3 million, an increase of $22.4 million compared to the first quarter of 2007. Of this increase, $18.1 million was attributable to the unrealized gains and losses. The remainder was due to the higher operating margin, partially offset by a $3.6 million increase in general and administrative expenses due primarily to higher incentive plan costs and $0.7 million of higher interest costs.

An income tax recovery of $11.2 million was recorded in the first quarter of 2008 bringing net earnings to $55.5 million, an increase of $36.5 million compared to the first quarter of 2007. The income tax recovery was due to a $13.1 million non-cash recovery related to a reduction in the future tax liability resulting from the internal reorganization completed in January 2008, partially offset by $1.9 million of current tax expense.

Gathering and Processing

First quarter Gathering and Processing operating margin of $27.7 million was 34% higher than the same period last year. This increase was due to higher revenues compared to the first quarter of 2007.

Gathering and Processing revenue for the first quarter of 2008 was

$48.6 million, an increase of $6.6 million, or 16%, compared to the first quarter of 2007. The tie-in of new higher fee volumes at the Bigoray and Strachan gas plants, offsetting declines in lower priced volumes, and the revenue generated from NGL extraction activities at the Rimbey and Paddle River gas plants were significant contributors to the increase. The NGL extraction activities contributed approximately $2.3 million to operating margins in the first quarter of 2008 and are dependent upon favourable price differentials between the NGL products produced and natural gas. Therefore, these margins may not be permanently sustainable at current levels.

The favourable variances discussed above more than offset the decrease in throughput and revenue at the Brazeau River gas plant resulting from the curtailment of sour gas volumes during part of the first quarter of 2008. The curtailment was necessary due to the loss of acid gas processing capability as the old disposal reservoir approached its capacity. A new well was put into service in March 2008 and volumes are returning to previous levels.

Gathering and Processing operating expenses for the first quarter of 2008 were $20.9 million, a decrease of $0.4 million, compared to the first quarter of 2007. The decrease was primarily due to ongoing cost control efforts which more than offset rising costs from general price increases. As well, a significant amount of preventive maintenance work was completed last year at the Caribou gas plant, where breakdowns in the first quarter of 2007 contributed to higher operating costs in that period.

Average gross processing throughput in the first quarter of 2008 was 843 million cubic feet per day, down 4% from the fourth quarter of 2007 and about the same as the first quarter last year.

Gathering and Processing - North Central Region

The North Central Region delivered higher operating margin compared to the first quarter of last year primarily due to higher margins at the Rimbey and Caribou gas plants. Throughput for the quarter was 424 million cubic feet per day, 6% lower than the first quarter of last year. This decrease was primarily due to throughput declines at the Chinchaga and Rimbey gas plants.

In the first quarter, Keyera received regulatory approval to proceed with its ethane extraction project at the Rimbey gas plant. Final design work and bidding of equipment is underway and work is expected to begin in the second quarter. The cost of the project is now estimated at $28 million and project completion is expected to be in mid 2009. When operational, the project will produce approximately 5,000 barrels per day of ethane. The regulatory approvals were appealed by two energy industry participants in April and those appeals are expected to take several months to reach a conclusion. The appeals are not currently expected to affect project timing.

In the first quarter, Keyera installed a vapour recovery unit on the flare system at the Rimbey gas plant. The unit will recover gas that would otherwise be burned in the flare system and utilize it as fuel, thereby reducing greenhouse gas emissions and fuel gas consumption at the plant. The unit was commissioned in April and is currently being performance tested and optimized.

A regularly scheduled maintenance turnaround at the Gilby gas plant is planned to commence in May and last for ten days to two weeks. Some natural gas volumes will be diverted to the Rimbey gas plant during the Gilby shutdown. Costs associated with the turnaround will be fully recovered in 2008.

In December 2007, a number of land parcels in the areas around the Caribou North gas gathering system were posted and sold in one of the largest land sales in British Columbia's history. A number of producers conducted active winter drilling programs in the first quarter and some production from the winter drilling has been tied into the Caribou gas plant for processing. In April, a producer completed a pipeline crossing of the Buckinghorse River northwest of the plant and immediately began delivering significant gas volumes. As a result, the Caribou gas plant is now operating near its capacity of 65 million cubic feet per day.

In the first quarter, Keyera completed construction of a pipeline extension at the north end of the Caribou North gas gathering system. The new pipeline connects the Caribou gas plant with the Bougie gathering system and

plant site acquired in the second quarter of 2007 and crosses a number of the sections of land that were posted in December.

As a result of the drilling activity in the area, Keyera has begun detailed engineering to expand the Caribou gas plant processing capacity by 40 million cubic feet per day, to 105 million cubic feet per day. A decision on whether to proceed with the expansion is expected in mid 2008.

Gathering and Processing - Foothills Region

The Foothills Region delivered significantly higher operating margin in the first quarter compared to the same period last year. Higher sour gas volumes at the Strachan and Bigoray gas plants contributed to the increase.

First quarter throughput in the Foothills Region was 418 million cubic feet per day, 7% higher than the first quarter of 2007, although down somewhat relative to the fourth quarter. Higher throughput at the Paddle River gas plant as a result of the NGL extraction activities initiated in the fourth quarter of 2007 also resulted in higher first quarter operating margins. However, temporary volume restrictions in the first quarter at the Brazeau River gas plant somewhat offset the throughput increases.

A new acid gas injection well was commissioned in February at the Brazeau River gas plant. This new well provides access to a depleted gas reservoir, replacing the previous reservoir which was approaching capacity. Despite redirecting volumes to other Keyera plants for processing, some restrictions on processing of sour gas volumes at Brazeau River were necessary for a short period until the new well became operational. Since February, Brazeau River has returned to previous processing levels. In April, construction was completed on a new gathering pipeline southwest of the Brazeau River gas plant and volumes in the area were redirected to Brazeau River for processing.

In the Pembina region, where Keyera's Brazeau River, Bigoray, Pembina North and the recently acquired West Pembina gas plants are located, producers continued to deliver sour Nisku gas at increasing levels. The delivery of these incremental gas volumes to Keyera facilities has resulted in sour gas handling nearing capacity in the area. Keyera is evaluating alternatives to enhance sour gas processing services in the area.

Throughput remained steady at the Strachan gas plant in the first quarter. A third, producer owned, field compressor is currently being installed in a producing region southwest of the Nordegg River gas plant, which is expected to deliver incremental volumes to the plant late in the second quarter.

In the first quarter, Keyera agreed to acquire a 35.6% interest in the ATCO West Pembina gas plant from three plant owners for a purchase price of approximately $26 million. The plant has 145 million cubic feet per day of sour gas processing capacity, "deep cut" natural gas liquids extraction capability, 520 tonnes per day of sulphur handling capacity and 70 kilometres of associated gathering pipelines. The transaction closed on May 1 and approximately 40 of the plant's operations, maintenance and administrative staff joined Keyera at that time. Concurrent with the closing, Keyera became operator of the facility.

The scheduled maintenance turnaround for the Easyford oil battery was completed in early May. The turnaround was approximately ten days and the costs will be fully recovered in 2008. A turnaround is scheduled for the Nordegg River gas plant in June. The turnaround is expected to last about 10 days and costs will be fully recoverable in the current year. During the Nordegg River outage, some volumes will be diverted to the Strachan gas plant for processing.

NGL Infrastructure

First quarter NGL Infrastructure operating margin of $5.5 million was 27% higher than the first quarter of 2007. This increase was the result of higher revenues compared to the first quarter of 2007.

NGL Infrastructure revenue for the first quarter of 2008 was $10.9 million, an increase of $1.2 million compared to the first quarter of 2007. The higher revenue was primarily the result of continued demand for storage at Fort Saskatchewan. Other contributors included higher volumes transported on the Rimbey and Fort Saskatchewan pipelines and higher volumes

of propane moving through the rail rack at Edmonton. Somewhat offsetting these favourable variances was lower third party processing revenue at the Fort Saskatchewan fractionation plant.

NGL Infrastructure operating expenses for the first quarter of 2008 were $5.4 million, unchanged compared to the first quarter of 2007. Lower operating costs due to the reduction in fractionation volumes processed were offset by higher integrity program costs.

In January, a leak in one of the pipelines on the Fort Saskatchewan system resulted in the system being out of service for several days. Leakage was minimal and the repair was completed quickly.

Construction of the truck terminal expansion at the Fort Saskatchewan facility was completed in the first quarter and became operational in April. The expanded terminal has the ability to load propane and butane and to load or offload condensate. The new terminal enhances Keyera's service offering and provides Keyera and its customers with greater logistics flexibility.

The connections and tie-ins for the fourth pipeline between the Edmonton Terminal and the Fort Saskatchewan facility are under construction and are expected to be completed in the third quarter.

Work is continuing on the storage facility expansion at Fort Saskatchewan. Site preparation work is complete and the first well is expected to be drilled in June. Once the well is completed, the cavern washing process will begin. The cavern is expected to be put into service in mid 2010.

In late March, a subsidiary of Keyera acquired a diluent distribution terminal in Edmonton. Known as the Alberta Diluent Terminal ("ADT"), the terminal will enable the import and offload of over 50,000 barrels per day of condensate, for use in the oil sands sector as diluent. A key feature of the terminal is its ability to handle unit train deliveries, which consist of 100 rail cars. In addition to its rail handling and unloading capabilities, the terminal also has a truck loading rack and 435,000 barrels of product storage in above ground tanks. Subsequent to the acquisition of the ADT facility, the same subsidiary of Keyera acquired an 8 acre parcel of land adjacent to the ADT site for $3.3 million. Concurrent with the ADT announcement, Keyera announced plans to invest $18 million to integrate the terminal with Keyera's NGL infrastructure in the area, connecting the ADT facility by pipeline to Keyera's Edmonton and Fort Saskatchewan facilities. The acquisition of the terminal has generated significant interest from companies active in the oil sands sector and Keyera is currently evaluating new proprietary and third party business opportunities for the facility.

Marketing

Keyera's Marketing operating margin in the first quarter of 2008 was $36.6 million, $18.6 million higher than the first quarter of 2007. Virtually all of the variance was due to the unrealized gains related to the change in fair value of financial contracts that are included in the results. Excluding the unrealized gains and losses, operating margin in the first quarter of 2008 was $24.3 million, $0.8 million higher than in the first quarter of 2007.

Marketing revenue for the first quarter of 2008 was $493.3 million, an increase of $186 million compared to the first quarter of 2007. The increase was due to higher NGL sales volumes, higher prices and approximately $12.3 million of unrealized gains related to the change in fair value of financial contracts. The unrealized gain is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

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Composition of Marketing Revenue

(in thousands of dollars)	2008	2007
Physical sales	495,868	311,757
Financial instruments - realized	(14,834)	1,042
Financial instruments - unrealized	12,300	(5,457)
Marketing revenue	493,334	307,342

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NGL sales volumes for the first quarter of 2008 averaged 66,100 barrels per day an increase of approximately 6,500 barrels per day compared to the first quarter of 2007. The increase was due primarily to the strong demand for propane and condensate during the winter season. Prices for all NGL products are generally correlated to crude oil and were strong throughout most of the first quarter of 2008.

Marketing operating expenses for the first quarter of 2008 were $456.8 million, an increase of $167.4 million compared to the first quarter of 2007. The $167.4 million increase is related to the growth in sales volumes and higher hydrocarbon prices.

Keyera's crude oil midstream business continued to meet expectations in the first quarter of 2008. Volumes delivered to field oil terminals remained steady and quality differentials remained favourable.

NGL product inventories were $36.7 million at the end of the first quarter, $23.4 million lower than the first quarter of 2007. This decrease was due primarily to lower volumes in storage, partially offset by higher prices. The 2007 inventories included a planned accumulation of product to meet contracted sales upcoming in future periods.

Financial contracts are used by Keyera to protect inventory from fluctuations in the prices of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products. The strategy of utilizing crude oil price swaps to hedge the commodity price risk related to NGL products is subject to basis risk between the price of crude oil and the prices of the NGL products. As a result, this strategy cannot be expected to fully offset future propane, butane and condensate price movements.

In the first quarter of 2008, most of the financial contracts held at December 31, 2007 matured. As the price of crude oil was higher than the contracted fixed price, Keyera was obligated to pay $14.8 million to the counterparties under the financial contracts. These payments were recorded in revenue as offsets to the actual proceeds received from the sale of physical products. As the financial contracts matured and no further obligation existed, previously accrued unrealized losses were reversed, generating most of the unrealized gain. The remainder of the unrealized gain was related to changes in the value of financial contracts entered into during the first quarter of 2008.

For a more complete discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the first quarter of 2008 were $8.9 million, up $3.6 million from the first quarter of 2007. Long term incentive plan costs accounted for $2.9 million of the variance, reflecting a higher unit price and the effect of the distribution increase implemented in February 2008. Excluding the effect of the incentive plan costs, general and administrative expenses were $0.7 million higher reflecting higher activity levels and staff costs.

Interest expense, net of interest revenue, was $5.3 million for the first quarter of 2008, $0.7 million greater than the first quarter of 2007. The increase was due to higher borrowings used to fund capital projects.

Depreciation and amortization expense was $10.5 million for the first quarter of 2008, virtually unchanged from the first quarter of 2007.

An income tax recovery of $11.2 million was recorded in the first quarter of 2008, compared to $2.6 million of income tax expense incurred in the first quarter of 2007. This recovery was due to a $13.1 million reduction in future income tax liabilities resulting from the internal reorganization completed in January 2008, offset by $1.9 million of current tax expense.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in management's discussion and analysis presented with the December 31, 2007 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

At March 31, 2008, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $21.5 million for March 2008 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:

At March 31, 2008, operating expenses and accounts payable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $7.8 million for March 2008 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:

Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a recovery of operating costs basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocations of revenues and operating costs to other plant owners are also reviewed. Appropriate adjustments to revenues and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an estimated equalization adjustment of $6.6 million at March 31, 2008. Operating expenses and accounts payable contained an estimate of $9.5 million.

Estimation of Marketing revenues:

At March 31, 2008, the Marketing sales and accounts receivable contained an estimate for March 2008 revenues of $71.5 million.

Estimation of Marketing product purchases:

Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $96.0 million at March 31, 2008.

Estimation of Asset Retirement Obligation:

Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life. The determination of the estimate of these obligations is based upon settlement between 2018 and 2038. Keyera utilizes a documented process to estimate the future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities.

The process, overseen by the Health, Safety and Environment Committee, is undertaken by professionals involved in activities that deal with the design, construction, operation and decommissioning of assets. Specialists with

knowledge and assessment processes specific to environmental and decommissioning activities and costs are also utilized in the process.

The process requires Keyera to obtain third party environmental liability assessments for major sites, which are updated on a five year frequency. These assessments typically utilize a Monte Carlo statistical simulation to develop a liability cost range, from which the median is used. Next, the decommissioning and abandonment component is derived from a matrix of third-party cost quotations for a range of facilities then adjusted for known and pertinent factors at each site, such as construction style, plant processes and site condition. Ultimately, all medium and large facilities will be independently assessed in accordance with regulatory requirements.

At December 31, 2007, Keyera had estimated that the total undiscounted amount required to settle the asset retirement obligations was $183.0 million and a discounted net present value of this obligation was $37.8 million. In the first quarter of 2008, the asset retirement obligations were updated for acquisitions and there were no material changes to the assumptions used in the estimate prepared for December 31, 2007 asset retirement obligations. At March 31, 2008, the discounted net present value of this obligation was $39.4 million.

It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed the current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements.

Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

Cash flow from operating activities during the first quarter of 2008 was $58.4 million, of which $17.6 million was generated from a decrease in non-cash working capital. Before changes in non-cash working capital, cash flow from operating activities was $40.8 million, from which $23.8 million of distributions were paid to unitholders. Keyera received $0.8 million from the issuance of trust units under the distribution reinvestment plan ("DRIP"), $17.6 million from changes in non-cash working capital and $0.2 million of proceeds from the disposition of equipment, bringing cash available to $35.6 million. Capital expenditures required $44.7 million of cash, resulting in a net cash outflow of $9.1 million in the first quarter of 2008.

Cash and working capital were $56.1 million at March 31, 2008, compared to $75.7 million at December 31, 2007. The decline in working capital was primarily due to funding capital expenditures.

Keyera has no exposure to asset backed commercial paper. Surplus cash is held in interest bearing deposit accounts or invested in term deposits, guaranteed investment certificates, or Bankers' Acceptances issued by Canadian chartered banks.

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Capital Expenditures

Capital Additions and Acquisitions (in millions of dollars)	Three months ended March 31, 2008	2007
Growth capital expenditures	49.5	3.2
Maintenance capital expenditures	0.3	0.4
Total capital additions and acquisitions	49.8	3.6

In the first quarter of 2008, additions to property, plant and equipment

amounted to $49.8 million, consisting of $0.3 million of maintenance capital and $49.5 million of growth capital. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $1.1 million that were included in operating costs. The growth capital expenditures included $32 million related to the acquisition by a subsidiary of a distribution terminal in the Edmonton area.

Other significant growth capital expenditures during the first quarter were:

- $5.7 million for the construction of the North Trutch pipeline to expand the capture area of the Caribou gas plant
- $4.0 million related to the construction of acid gas injection facilities and other upgrades at the Brazeau River gas plant
- $2.1 million related to the expansion of the truck loading facility at Fort Saskatchewan to increase capacity
- $1.5 million for the acquisition of pipelines in the West Pembina region to expand the capture area of the Brazeau River gas plant
- $1.4 million for the construction of camp facilities at the Caribou gas plant
- $0.6 million related to the construction of the pipeline between the Edmonton and Fort Saskatchewan facilities to enhance deliverability and operational flexibility
- $0.5 million on the storage expansion project at Fort Saskatchewan
- $0.3 million for the construction of a truck loading facility at the Strachan gas plant

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Growth capital expenditures for 2008 are expected to be between $150 and $200 million, assuming that there are no significant changes in plans and activities of producers and other customers and overall industry activity levels; no delays due to unusual weather conditions or due to decisions, approvals or delays by regulators; or material changes in general business, market or economic conditions. These growth capital expenditures could change if one or more acquisition opportunities become available.

Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. NGL inventories are required to meet seasonal demand patterns and will vary depending on the time of year. Historically, the largest allocation of working capital to fund inventory has been approximately $84 million. If crude oil prices remain at current levels, Keyera expects that the working capital that will be used to fund inventory later this year will significantly exceed that amount. In addition to the working capital required for inventory, Keyera typically utilizes approximately $25 to $45 million to finance the other components of working capital.

For a discussion of the risks that could affect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2007 MD&A and to Keyera's Annual Information Form which is available on SEDAR.

Debt covenants

Keyera has established credit facilities consisting of a $150 million committed unsecured revolving term facility that matures on April 21, 2011 and $30 million of unsecured revolving demand facilities. These credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. base rate loans, Libor loans or Bankers' Acceptances rates. As of March 31, 2008 there were no drawings under these credit facilities.

The bank credit facilities contain a covenant that the Fund and its subsidiaries will not distribute in any twelve month period more than 105% of the distributable cash flow attributable to that twelve month period. Those facilities are also subject to two major financial covenants: "Debt to EBITDA" and "Debt to Capitalization". The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily

replicated by referring to the Fund's financial statements. The definitions in the credit agreements provide for the deduction of net working capital items in the calculation of debt. The following are the ratios as calculated in accordance with the covenants as at March 31, 2008:

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Covenant	Position as at March 31, 2008
Debt to EBITDA not to exceed 3.5	1.48
Debt to Capitalization not to exceed 0.55	0.33

Keyera has $335 million of long-term senior unsecured notes as follows: $20 million bearing interest at 5.42% and maturing in August 2008; $90 million bearing interest at 5.23% and maturing in October 2009; $52.5 million bearing interest at 5.79% and maturing in August 2010; $52.5 million bearing interest at 6.155% and maturing in August 2013; $60 million bearing interest at 5.89% and maturing in December 2017; and $60 million bearing interest at 6.14% and maturing in December 2022. These notes are subject to three major financial covenants: "Consolidated Debt to Consolidated EBITDA", "Consolidated EBITDA to Consolidated Interest Charges" and "Priority Debt to Consolidated Total Assets".

The calculations for each of these ratios are based on specified definitions. The following are the ratios calculated in accordance with the covenants as at March 31, 2008 for the notes maturing in 2008, 2009, 2010 and 2013:

Covenant	Position as at March 31, 2008
Debt to EBITDA not to exceed 3.5	2.08
EBITDA to Interest Charges not less than 3.0	9.69
Priority Debt to Total Assets not to exceed 15%	0%

The following are the ratios calculated in accordance with the covenants as at March 31, 2008 for the notes maturing in 2017 and 2022:

Covenant	Position as at March 31, 2008
Debt to EBITDA not to exceed 5.0	1.48
EBITDA to Interest Charges not less than 2.0	8.35
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions. Management expects that upon maturity of the credit facilities, adequate replacement facilities will be established.

Risk factors

For a discussion of the risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Unitholder Distributions

Comparison of distributions paid to cash flow from operating activities and net earnings

The following table presents a comparison of distributions paid to net earnings and cash flow from operating activities:

(in thousands of dollars)	Three months ended March 31, 2008	2007
Cash flow from operating activities	58,412	57,591
Net earnings	55,502	19,012
Cash distributions paid	23,812	21,763
Excess (shortfall) of cash flow from operating activities over distributions paid	34,600	35,828
Excess (shortfall) of net earnings over distributions paid	31,690	(2,751)

>>

For the first quarter of 2008, cash flow from operating activities was $58.4 million, $34.6 million greater than distributions paid. Included in the calculation of cash flow from operating activities was $17.6 million generated from a change in non-cash working capital primarily due to the reduction of inventory, partially offset by the use of funds to finance growth in accounts receivable. Cash flow from operating activities in the first quarter of 2008 was sufficient to fund cash distributions paid.

Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. In general, cash flow from operating activities will be less than distributions paid during periods of inventory accumulation and will be in a surplus position during periods when inventories are drawn down and sold.

For the first quarter of 2008, net earnings of $55.5 million exceeded cash distributions paid for the first quarter of 2008 by $31.7 million. The strong operating margins earned in the first quarter of 2008 were augmented by non-cash items for future income tax recoveries ($13.1 million) and unrealized gains on financial instruments ($12.8 million) that more than offset the non-cash charges for depreciation, amortization and accretion ($11.2 million) in the calculation of net income.

Future income taxes can fluctuate from period to period as a result of changes in tax laws and rates (such as the enactment of income taxes on the distributions of flow-through entities or the reduction of income tax rates), the extent to which available tax deductions are utilized or changes in the operating results of the underlying operating entities of Keyera. These items do not affect cash flow generated in the current period.

Non-cash charges such as depreciation and amortization are based upon the historical cost of Keyera's property, plant and equipment and do not accurately represent the fair market value or the replacement cost of the assets in today's economic environment, nor do they affect cash flow generated in the current period.

Non-cash unrealized gains and losses on financial instruments result from Keyera's use of financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options, to manage the commodity price risk inherent in the marketing business. Their fair value is determined based upon estimates of future prices. The change in fair value of these contracts during the current period has no effect on cash flow generated. Upon settlement in future periods, the unrealized estimate is reversed and the realized gain or loss is included in earnings.

Due to the inclusion of such non-cash charges in net earnings, distributions paid may exceed net earnings. Although non-cash charges do not affect current period cash generation, any excess of distributions over net

earnings would be a return of unitholders' capital.

Distributable Cash Flow

Distributable cash flow is not a standard measure under GAAP and therefore may not be comparable to similar measures reported by other entities. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions.

Following is a reconciliation of distributable cash flow to its most closely related GAAP measure, cash flow from operating activities:

<<

Distributable Cash Flow (in thousands of dollars)	Three months ended March 31, 2008	2007
Cash flow from operating activities	58,412	57,591
Add (deduct):		
Changes in non-cash working capital	(17,569)	(20,376)
Maintenance capital	(341)	(351)
Non-controlling interest distributable cash flow	-	(316)
Distributable cash flow	40,502	36,548
Distributions declared to unitholders	25,661	21,773

>>

Distributable cash flow of $40.5 million in the first quarter of 2008 exceeded distributions declared to unitholders of $25.7 million. The distributions declared in the first quarter of $25.7 million included a special distribution of $1.4 million ($0.023529 per unit) as part of the internal reorganization, completed on January 2, 2008, of certain of the Fund's subsidiaries. This special distribution consisted of cash in the amount of $0.2 million ($0.003529 per unit) and securities of certain subsidiaries of the Fund having an aggregate value of $1.2 million ($0.02 per unit). Each security was redeemed for one special non-voting unit of the Fund ("Fund special units"). These Fund special units were then converted into regular units. The regular units were consolidated such that upon completion of the reorganization, each unitholder continued to hold the same number of units as was held immediately prior to the reorganization.

Changes in non-cash working capital are excluded from the determination of distributable cash flow because they are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. Also deducted from distributable cash flow are maintenance capital expenditures that are funded from current operating cash flow.

Distribution policy

In determining the level of cash distributions to unitholders, Keyera's Board of Directors takes into consideration current and expected future levels of distributable cash flow (including income tax), capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors.

Over the long-term, Keyera expects to pay distributions from distributable cash flow. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although Keyera intends to continue to make regular monthly cash distributions to its unitholders, these distributions are not guaranteed.

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of

abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in Keyera's Annual Information Form, available on SEDAR, as well as in the "Business Environment", "Results of Operations - Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During the first quarter of 2008, $0.5 million of convertible debentures (before adjustment for deferred financing costs) were converted into 45,164 trust units and 45,374 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at March 31, 2008 to 61,354,910. Convertible debentures outstanding at March 31, 2008 were $21.3 million.

FUND REORGANIZATION AND TAXATION INFORMATION

In June 2007, unitholders approved an internal reorganization of Keyera's legal structure (the "Reorganization"). On January 2, 2008, upon receipt of a favourable advance ruling from the Canada Revenue Agency and the final order from the Alberta Court of Queen's Bench approving the plan of arrangement for the amended Reorganization, the Reorganization was completed. The Reorganization is described in detail in the Material Change Report as filed on SEDAR (www.sedar.com) on January 11, 2008.

The Reorganization streamlined Keyera's legal structure and simplified accounting, legal reporting and income tax compliance, all of which is expected to reduce the general and administrative costs associated with these activities. The new structure also permits Keyera to defer the utilization of some tax pools until after January 1, 2011. This enhanced tax planning flexibility should enable Keyera to minimize the amount of cash taxes payable in 2011, when Keyera is expected to become taxable under the SIFT Legislation.

While there were no significant immediate tax savings within Keyera's structure as a result of the Reorganization, our recent capital investment program and associated changes will have the added benefit of reducing cash taxes payable in the short term. As well, Keyera plans to reduce the use of its available tax deductions from 2008 through 2010, thereby increasing deductions available for the years after 2010. As at January 1, 2008, Keyera had approximately $325 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries.

With the announcement that provincial income tax rates applicable to Keyera and other SIFTs will be harmonized with corporate income tax rates, it is not expected to be materially more costly for Keyera to remain an income trust after January 1, 2011. As a result of the recently completed Reorganization and the ability to preserve tax pools until 2011, Keyera will be able to minimize income taxes into the future, whether as an income trust or as a corporation. It is Keyera's intent to continue to grow by investing in long-life assets and thereby grow its distributions to unitholders, regardless of its structure. Although no decision has been made with respect to Keyera's future structure, Keyera is well positioned to continue as an income trust. However, if income trusts are no longer perceived as an attractive investment vehicle, Keyera is also well positioned to consider conversion to a corporate structure, at the appropriate time.

Accounting Matters and Controls

Critical accounting policies

Keyera's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to the unaudited Interim Consolidated Financial Statements and Note 2 of the 2007 Annual Report.

Changes in accounting policies

Effective January 1, 2008, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

<<
- Section 1535, Capital Disclosures;
- Section 3031, Inventories;
- Section 3862, Financial Instruments - Disclosures; and
- Section 3863, Financial Instruments - Presentation
>>

Section 1535, Capital Disclosures, requires entities to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Adoption of this new standard did not have an effect on the statements of financial position, net earnings or cash flows of the Fund. The new disclosure requirements have been included in the notes to the interim consolidated financial statements.

Section 3031, Inventories, requires the measurement of inventories at the lower of cost and net realizable value and the consistent use of either first-in, first-out or a weighted-average cost formula to measure cost. The reversal of previous net realizable value write-downs is required when there is a subsequent increase to the value of inventories. The Fund adopted this standard prospectively on January 1, 2008 in accordance with the transitional provisions. Inventory is measured at the lower of cost and net realizable value, less any costs to sell. Cost is determined on a weighted-average cost formula. There was no material impact upon adoption of this standard.

Section 3862, Financial Instruments - Disclosures, requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3863, Financial Instruments - Presentation, establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Adoption of sections 3862 and 3863 did not have an effect on the statements of financial position, net earnings or cash flows of the Fund. The new disclosure requirements have been included in the notes to the interim consolidated financial statements.

Future changes in accounting policies

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRSs")

In April 2008, CICA published the exposure draft "Adopting IFRSs in Canada". The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Fund is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section

establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This new section will be effective for the Fund for periods ending after January 1, 2009. The Fund is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Internal control over financial reporting

No changes were made in Keyera's internal control over financial reporting during the interim period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, Keyera's internal control over financial reporting.

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SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

Three months ended (Thousands of Canadian dollars)

	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007
Operating revenues:				
- Marketing	279,241	279,492	286,325	307,342
- Gathering and Processing	40,772	44,290	43,621	41,949
- NGL Infrastructure	8,549	10,878	10,855	9,692
Net earnings(1)	25,969	11,797	14,928	19,012
Net earnings per unit ($/unit)				
Basic	0.43	0.19	0.25	0.31
Diluted	0.39	0.16	0.24	0.31
Trust units outstanding (thousands):				
Weighted average (basic)	60,560	60,692	60,865	60,972
Weighted average (diluted)	62,768	62,817	62,869	62,918
Distributions to unitholders	21,631	21,679	21,742	21,773

Three months ended (Thousands of Canadian dollars)

	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008
Operating revenues:				
- Marketing	292,326	276,957	373,916	493,334
- Gathering and Processing	44,277	50,744	50,520	48,573
- NGL Infrastructure	9,525	10,044	11,849	10,870
Net earnings(1)	(59,870)	15,310	40,027	55,502
Net earnings per unit ($/unit)				
Basic	(0.98)	0.25	0.65	0.91
Diluted	(0.95)	0.25	0.64	0.88
Trust units outstanding (thousands):				
Weighted average (basic)	61,061	61,136	61,219	61,295
Weighted average (diluted)	62,967	63,011	63,059	63,105
Distributions to unitholders	22,538	22,931	22,965	25,661

(1) Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

>>

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders were $0.42 per unit in the first quarter. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors will consider increasing the level of cash distributions when it is confident that such increase can be sustained.

TAXABILITY OF DISTRIBUTIONS

For income tax purposes, distributions paid and declared to Canadian residents in 2007 were 66.2% return of capital with the remainder ordinary income. Additional information is available on Keyera's website under "Investor Information". Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

Keyera currently anticipates distributions will be largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form, which is available on SEDAR.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under "Investor Information, Financial Information".

FIRST QUARTER 2008 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the first quarter 2008 results at 8:00 am MDT (10:00 am EDT) on May 14, 2008. Callers may participate by dialing either 800-732-6179 or 416-644-3416. A recording of the call will be available for replay until midnight, May 21, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21268304 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under "Investor Information, Webcasts". Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

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Keyera Facilities Income Fund

Interim Consolidated Statements of Financial Position

(Thousands of Canadian dollars)

(unaudited)

As at:	March 31, 2008 $	December 31, 2007 $
ASSETS		
Current assets		
Cash and cash equivalents	6,572	15,657
Accounts receivable	270,032	243,889
Inventory (note 4)	36,701	76,594
Other current assets	5,677	2,299
	318,982	338,439
Property, plant and equipment	954,680	914,087
Intangible assets	5,818	6,394
Goodwill	71,234	71,234
Future income tax assets (note 8)	355	845
	1,351,069	1,330,999
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	234,600	235,124
Distributions payable (note 11)	8,283	7,658
Current portion of long-term debt	20,000	20,000
	262,883	262,782
Long-term debt (note 5)	313,298	313,243
Convertible debentures (note 6)	20,981	21,476
Asset retirement obligation (note 7)	39,355	37,807
Future income tax liabilities (note 8)	131,674	145,214
	768,191	780,522
Unitholders' equity		
Unitholders' capital (note 9)	684,485	681,925
Deficit	(101,607)	(131,448)
	582,878	550,477
	1,351,069	1,330,999

Commitments and contingencies (note 15)
The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net Earnings, Comprehensive Income and Deficit
For the Three Months Ended March 31
(Thousands of Canadian dollars, except unit information)
(unaudited)

	2008 $	2007 $

Operating revenues		
Marketing	493,334	307,342
Gathering and Processing	48,573	41,949
NGL Infrastructure	10,870	9,692
	552,777	358,983
Operating expenses		
Marketing	456,754	289,308
Gathering and Processing	20,863	21,226
NGL Infrastructure	5,409	5,380
	483,026	315,914
	69,751	43,069
General and administrative	8,904	5,347
Interest expense on long-term indebtedness	5,269	3,501
Other interest expense	22	1,127
Depreciation and amortization	10,536	10,588
Accretion expense (note 7)	672	646
	25,403	21,209
Earnings before tax and non-controlling interest	44,348	21,860
Income tax (recovery) expense (note 8)	(11,154)	2,582
Earnings before non-controlling interest	55,502	19,278
Non-controlling interest (note 18)	-	266
Net earnings	55,502	19,012
Other comprehensive income	-	-
Comprehensive income	55,502	19,012
Deficit, beginning of period	(131,448)	(55,721)
Distributions to unitholders (note 11)	(25,661)	(21,773)
Deficit, end of period	(101,607)	(58,482)
Weighted average number of units (thousands) (note 10)		
- basic	61,295	60,972
- diluted	63,105	62,918
Net earnings per unit (note 10)		
- basic	0.91	0.31
- diluted	0.88	0.31

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31
(Thousands of Canadian dollars)
(unaudited)

	2008	2007
Net inflow (outflow) of cash:	$	$
Operating activities		

Net earnings	55,502	19,012
Items not affecting cash:		
Depreciation and amortization	10,536	10,588
Accretion expense	672	646
Unrealized (gain) loss on derivative instruments held for trading	(12,787)	5,345
Future income tax (recovery) expense (note 8)	(13,050)	1,396
Non-controlling interest (note 18)	-	266
Asset retirement obligation expenditures (note 7)	(29)	(38)
Changes in non-cash working capital (note 16)	17,568	20,376
	58,412	57,591
Investing activities		
Capital expenditures	(49,797)	(2,102)
Acquisition of non-controlling interest (note 18)	-	(1,513)
Proceeds on sale of assets	150	4,200
Changes in non-cash working capital (note 16)	5,146	(3,354)
	(44,501)	(2,769)
Financing activities		
Repayment of credit facilities	-	(32,149)
Issuance of trust units (note 9)	816	800
Distributions paid to unitholders (note 11)	(23,812)	(21,763)
	(22,996)	(53,112)
Net cash (outflow) inflow	(9,085)	1,710
Cash (bank indebtedness), beginning of period	15,657	(96)
Cash, end of period	6,572	1,614

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 16 for cash interest and taxes paid.

Keyera Facilities Income Fund
Notes to Interim Consolidated Financial Statements
For Three Months Ended March 31, 2008
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)
(unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund has a 100% direct and indirect interest in Keyera Energy Limited Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its operating subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), Rimbey Pipeline Limited Partnership ("RPLP") and Alberta Diluent Terminal Limited Partnership ("ADTLP").

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received directly from the Partnership.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2007 as included in the Fund's 2007 Annual Report to unitholders except for the changes made in adopting new accounting standards discussed in note 3.

These unaudited interim consolidated financial statements as at and for the three months ended March 31, 2008 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2007.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality.

3. Changes in accounting policies

Effective January 1, 2008, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1535, Capital Disclosures;
- Section 3031, Inventories;
- Section 3862, Financial Instruments - Disclosures; and
- Section 3863, Financial Instruments - Presentation

Section 1535, Capital Disclosures, requires entities to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Adoption of this new standard did not have an effect on the statements of financial position, net earnings or cash flows of the Fund. The new disclosure requirements have been included in these notes to the unaudited interim consolidated financial statements.

Section 3031, Inventories, requires the measurement of inventories at the lower of cost and net realizable value and the consistent use of either first-in, first-out or a weighted-average cost formula to measure cost. The reversal of previous net realizable value write-downs is permitted when there is a subsequent increase to the value of inventories. The Fund adopted this standard prospectively on January 1, 2008 in accordance with the transitional provisions. Inventory is measured at the lower of cost and net realizable value, less any costs to sell. Cost is determined on a weighted-average cost formula. There was no material impact upon adoption of this standard.

Section 3862, Financial Instruments - Disclosures, requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks. Section 3863, Financial Instruments - Presentation, establishes

standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Adoption of sections 3862 and 3863 did not have an effect on the statements of financial positions, net earnings or cash flows of the Fund. The new disclosure requirements have been included in these notes to the unaudited interim consolidated financial statements.

Future accounting and reporting changes

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRSs")

In April 2008, the CICA published the exposure draft "Adopting IFRSs in Canada". The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Fund is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This new section will be effective for the Fund beginning January 1, 2009. The Fund is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

4. Inventory

The total carrying amount and classification of inventory is as follows:

As at	March 31, 2008 $	December 31, 2007 $
NGLs	36,310	76,112
Natural gas	-	162
Other	391	320
Total inventory	36,701	76,594

For the period ended March 31, 2008, all inventory was carried at cost, and the cost of inventory expensed in the period was $451,666.

5. Credit facilities and long-term debt

As at	March 31, 2008 $	December 31, 2007 $

Bank credit facilities(a)	-	-
Total credit facilities	-	-
Current portion of long-term debt	20,000	20,000
Long-term debt(b)	315,000	315,000
Deferred financing costs	(1,702)	(1,757)
Total long-term debt	333,298	333,243

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2011, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $15,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. Interest expense for the three months ended March 31, 2008 included a fixed commitment fee resulting in a weighted average interest rate of 12.0% (three months ended March 31, 2007 - 5.42%). As at March 31, 2008, the balance outstanding on the bank credit facilities was $nil (December 31, 2007 - $nil).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three months ended March 31, 2008 were 3.63%, 5.94% and 6.28% for the notes due in 2008, 2010 and 2013 respectively (three months ended March 31, 2007-5.63%, 5.95% and 6.29%).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three months ended March 31, 2008 was 5.36% (three months ended March 31, 2007 - 5.37%).

In 2007, $120,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership and the Fund in two tranches: $60,000 due in 2017 bearing interest at 5.89% and $60,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $1,116 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three months ended March 31, 2008 were 6.03% and 6.26% for the notes due in 2017 and 2022 respectively.

6. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $367 has been accrued for the three months ended March 31, 2008 (three months ended March 31, 2007 - $421). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At March 31, 2008, $78,720 debentures had been converted to trust units (December 31, 2007 - $78,178).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at March 31, 2008, $2,881 has been reclassified to unitholders' equity (December 31, 2007 - $2,857). As at March 31, 2008, $299 of financing costs remain. The effective interest rate for the three months ended March 31, 2008 was 7.36% (three months ended March 31, 2007 - 7.36%).

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2007	34,533
Liabilities acquired	644
Liabilities settled	(213)
Revisions in estimated cash flows	361
Accretion expense	2,482
Balance, December 31, 2007	37,807
Liabilities acquired	1,548
Liabilities disposed	(643)
Liabilities settled	(29)
Revisions in estimated cash flows	-
Accretion expense	672
Balance, March 31, 2008	39,355

8. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. As a result of this legislation, a new tax will be applied to distributions from publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

	2008	2007
Three months ended March 31	$	$

Earnings before tax and non-controlling interest	44,348	21,860
Income from the Fund distributable to unitholders	(24,730)	(12,623)
Income before taxes - operating subsidiaries	19,618	9,237
Income tax at statutory rate of 29.5% (2007 - 32.12%)	5,787	2,967
Non (taxable) deductible items excluded from income for tax purposes	(3,812)	570
Rate adjustments	(13,691)	(349)
Benefit of non-capital losses previously not recorded	-	(566)
Adjustments to tax pool balances	24	(296)
Other	538	256
	(11,154)	2,582
Classified as:		
Current	1,896	1,186
Future	(13,050)	1,396
Income tax (recovery) expense	(11,154)	2,582

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $2,834 at March 31, 2008 (December 31, 2007 - $2,981) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at March 31, 2008.

The future income tax (liabilities) assets relate to losses and to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	March 31, 2008 $	December 31, 2007 $
Property, plant and equipment	(138,972)	(152,747)
Asset retirement obligation	9,381	9,992
Long-term incentive plan	2,505	1,954
Intangible assets	(936)	(941)
Other	(3,652)	(3,472)
Future income tax liabilities	(131,674)	(145,214)
Property, plant and equipment	(495)	(444)
Asset retirement obligation	80	78
Non-capital losses	770	832
Intangible assets	-	379
Future income tax assets	355	845

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include notes issued by the Fund.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	Number of Units	$
Balance, January 1, 2007	60,930,753	677,025
Units issued on conversion of convertible debentures	143,321	1,645
Units issued pursuant to DRIP	190,298	3,255
Balance, December 31, 2007	61,264,372	681,925
Units issued as part of reorganization (note 19)	-	1,225
Units issued on conversion of convertible debentures	45,164	519
Units issued pursuant to DRIP	45,374	816
Balance, March 31, 2008	61,354,910	684,485

10. Net earnings per unit

Basic per unit calculations for the three months ended March 31, 2008

and 2007 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three months ended March 31, 2008 and 2007 and contributed to the increase in diluted weighted average number of units for these periods.

Three months ended March 31	2008 $	2007 $
Net earnings - basic	55,502	19,012
Effect of convertible debentures (net of tax)	248	255
Net earnings - diluted	55,750	19,267

Three months ended March 31 (thousands)	2008	2007
Weighted average number of units - basic	61,295	60,972
Additional units if debentures converted	1,810	1,946
Weighted average number of units - diluted	63,105	62,918

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2007	217,988
Unitholders' distributions declared and paid	82,548
Unitholders' distributions declared	7,658
Balance, December 31, 2007	308,194
Unitholders' distributions declared and paid	15,937
Unitholders' distributions declared	8,283
Unitholders' special distribution - non cash portion (note 19)	1,225
Unitholders' special distribution - cash portion (note 19)	216
Balance, March 31, 2008	333,855

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders of record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund's administrator may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period are determined at the discretion of the Board of Directors. In determining its distribution policy, the Board of Directors considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates

officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the Board of Directors to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $3,085 for the three months ended March 31, 2008 (three months ended March 31, 2007 - $1,136).

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period. The number of units to be delivered will be calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2005 Grant	July 1, 2006 Grant	July 1, 2007 Grant	Payout Multiplier
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 - 1.39	1.42 - 1.51	1.44 - 1.51	50%- 99%
Second range	1.40 - 1.55	1.52 - 1.71	1.52 - 1.67	100% - 199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of March 31, 2008, 482,155 Performance Unit Awards (485,105 at December 31, 2007) were outstanding: 162,730 effective July 1, 2005, 142,075 effective July 1, 2006 and 177,350 effective July 1, 2007. The compensation cost recorded for these units for the three months ended March 31, 2008 was $2,766, using the applicable closing market price of a unit of the Fund (three months ended March 31, 2007 - $954).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005, July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of March 31, 2008, 84,420 Restricted Unit Awards (92,275 at December 31, 2007) were outstanding: 9,692 effective July 1, 2005, 22,678 effective July 1, 2006 and 52,050 effective July 1, 2007. The compensation cost recorded for these units for the three months ended March 31, 2008 was $319, using the applicable closing market price of

a unit of the Fund (three months ended March 31, 2007 - $182).

13. Financial instruments and risk management

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price commodity contracts).

Derivative instruments and cash and cash equivalents are classified as held for trading and are measured at fair value. Accounts receivable are classified as other receivables and are measured at amortized cost. With the exception of derivative instruments held for trading, all financial liabilities are classified as other financial liabilities and are recorded at amortized cost.

Market risk and derivative instruments

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the times contracted volumes are purchased and sold and foreign currency risk for those sales denominated in U.S. dollars. These risks are actively managed by balancing physical and financial contracts which include energy related forwards, swaps and forward currency contracts and swaps. A risk management committee meets regularly to review and assess the risks inherent in existing contracts and the effectiveness of the risk management strategies. This is achieved by modeling future sales and purchase contracts to monitor the sensitivity of changing prices and volumes.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used. These agreements are accounted for as derivative instruments.

Certain natural gas, NGL and crude oil contracts that require physical delivery at fixed prices are accounted for as derivative instruments.

On occasions, subsidiaries of the Fund will enter into NGL purchase and sale contracts that are settled in a currency other than the currency that is routinely denominated for such commercial transactions. In these instances, the Fund records these non-financial contracts as embedded derivatives. Embedded derivatives are accounted for as derivative instruments.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at March 31, 2008, $4,023 of assets held for trading were included in accounts receivable and $690 of liabilities held for trading were included in accounts payable and accrued liabilities (December 31, 2007 - $3,112 included in accounts receivable and $12,566 included in accounts payable and accrued liabilities). The change in fair value of derivative instruments is recorded in Marketing operating revenue

and NGL Infrastructure operating expense.

The change in fair value relating to derivative instruments were as follows:

Unrealized gain (loss)	Three months ended March 31, 2008 $	2007 $
Marketing	12,300	(5,457)
NGL Infrastructure	487	112

As at March 31, 2008, derivative instruments held for trading were exposed to commodity price risk. The following table outlines the increase (decrease) to net earnings and comprehensive income attributable to derivative instruments if there was a 10% change in the price of the commodity:

As at	March 31, 2008 $
Natural gas	(142)
Electricity	(286)
NGLs	2,120
Total increase (decrease) to net earnings and comprehensive income attributable to derivative instruments	1,692

The fair values of the derivative instruments held for trading are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at March 31, 2008	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	319	319	7.77/GJ	327,420 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	513	513	55/MWh	16,500 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2009)	2,135	2,135	107.38/Bbl	467,955 Bbls
Buyer of fixed price swaps (maturing by September 30, 2008)	1,056	1,056	91.10/Bbl	283,790 Bbls
Currency:				
Seller of forward contracts (maturing by May 5, 2008)	(690)	(690)	1.0279/USD	US$21,500,000
Physical contracts:				

Seller of fixed price forward contracts	-	-	-	-

As at December 31, 2007	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	(98)	(98)	6.90/GJ	198,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	444	444	55/MWh	21,960 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(11,984)	(11,984)	77.97/Bbl	717,345 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	2,489	2,489	78.43/Bbl	153,999 Bbls
Currency:				
Seller of forward contracts (maturing by January 25, 2008)	111	111	1.0199/USD	US$ 6,500
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(417)	(417)	53.67/Bbl	54,584 Bbls

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. The Fund's functional currency is the Canadian dollar. All of the Fund's debt is denominated in Canadian dollars and is therefore not exposed to foreign currency risk. The Gathering and Processing and NGL Infrastructure segments are also not subject to foreign currency risk as all sales and virtually all purchases are denominated in Canadian dollars. In the Marketing business, approximately US$111,603 of sales were priced in U.S. dollars for the three months ended March 31, 2008 (three months ended March 31, 2007 - US$81,958). Foreign currency risk is actively managed by using forward currency contracts and swaps. Management monitors the exposure to foreign currency risk and regularly reviews its financial instrument activities and all outstanding positions.

The Fund recorded $802 of realized foreign currency gain relating to U.S. dollar denominated cash, accounts receivable and accounts payable in Marketing operating expenses for the three months ended March 31, 2008 (three months ended March 31, 2007 - $176 loss). A further $303 of unrealized foreign currency loss was recorded in Marketing operating expenses (three months ended March 31, 2007 - $154 gain).

As at March 31, 2008, portions of the Fund's cash, accounts

receivable and accounts payable were denominated in U.S. dollars. Based on these U.S. dollar financial instrument balances, net earnings and comprehensive income for the period ended March 31, 2008 would have increased/decreased by approximately $210 for every $0.01 decrease/increase in the value of the U.S./Canadian dollar exchange rate.

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At March 31, 2008, fixed rate borrowings comprised 100% of total debt outstanding (December 31, 2007 - 100%). The fair value of future cash flows for fixed rate debt fluctuates with changes in market interest rates. It is the Fund's intention to not repay fixed rate debt until maturity and therefore future cash flows would not fluctuate.

The Fund's earnings are sensitive to changes in interest rates on floating rate borrowings. If the interest rates applicable to floating rate borrowings were to have increased/decreased by 1%, it is estimated that net earnings and comprehensive income for the period ended March 31, 2008 would have decreased/increased by approximately $30 based on weighted average debt balances.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. Revenue from the two largest customers amounted to 17% of operating revenue for the period ended March 31, 2008 (three months ended March 31, 2007 - 12%).

The Fund's maximum exposure to credit risk, which is a worst case scenario and does not reflect results expected by the Fund, is $270,032 at March 31, 2008. The Fund does not typically renegotiate the terms of trade accounts receivable; however, if a renegotiation does take place, the outstanding balance is included in the accounts receivable analysis below based on the original payment terms. There were no significant renegotiated balances outstanding at March 31, 2008. With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing primarily with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly reduce overall counter party credit risk.

The allowance for credit losses is reviewed on a monthly basis. An assessment is made whether an account is deemed impaired based on the number of days outstanding and the likelihood of collection from the counter party.

Accounts receivable As at	March 31, 2008 $
Neither impaired nor past due	242,493
Impaired	1,251
Not impaired but past due in the following periods:	
31 to 60 days	11,914

61 to 90 days	4,427
Over 90 days	7,175
Trade accounts receivable	267,260
Derivatives held for trading (all current)	4,023
Allowance for credit losses	(1,251)
Total accounts receivable	270,032

Allowance for credit losses As at	March 31, 2008 $
Allowance for credit losses, beginning of period	(1,121)
Impairment expense	(130)
Allowance for credit losses, end of period	(1,251)

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Fund's business activities may not be available. The Fund manages liquidity risk by maintaining bank credit facilities, continuously managing forecast and actual cash flows and monitoring the maturity profiles of financial assets and financial liabilities. The Fund has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.

The following table shows the contractual maturities for financial liabilities of the Fund:

	Within 1 year $	2009 $	2010 $	2011 $	2012 $	2013 $	After 2013 $
Accounts payable and accrued liabilities	234,600	-	-	-	-	-	-
Distributions payable	8,283	-	-	-	-	-	-
Long-term debt(1)	20,000	90,000	52,500	-	-	52,500	120,000
Convertible debentures(2)	-	-	-	21,280	-	-	-

(1) Amounts represent principal only and exclude accrued interest.
(2) Convertible debentures are convertible into trust units of the Fund at the option of the holders at any time prior to maturing (note 6).

Fair value

The carrying values of accounts receivable, accounts payable and

accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest. The fair value of the senior fixed rate debt at March 31, 2008 was $333,136 (December 31, 2007 - $337,589) based on third party estimates. The fair value of the Fund's unsecured convertible debentures at March 31, 2008 was $35,112 (December 31, 2007 - $32,078) as determined by reference to quoted market price for the Fund's debentures.

14. Capital Management

The Fund's objectives when managing capital are:

- to safeguard the Fund's ability to continue as a going concern;
- to maintain financial flexibility in order to fund investment opportunities and meet financial obligations; and
- to distribute to unitholders a significant portion of its current cash flow, after
  - I. satisfaction of debt service obligations (principal and interest) and income tax expenses,
  - II. satisfaction of any reclamation funding requirements,
  - III. providing for maintenance capital expenditures and
  - IV. retaining reasonable reserves for administrative and other expense obligations and reasonable reserves for working capital and capital expenditures as may be considered appropriate.

The Fund defines its capital as follows:

- Unitholders' equity,
- long-term debt, including working capital;
- credit facilities; and
- cash.

The Fund manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Fund may adjust the amount of distributions paid to unitholders, issue new units, issue new debt or issue new debt to replace existing debt with different characteristics.

The Fund monitors its capital structure primarily based on its consolidated debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. This ratio is calculated as consolidated debt divided by a twelve-month trailing EBITDA, which are non-GAAP measures.

For the period ended March 31, 2008, the Fund's capital management strategy was unchanged from the prior year. The Fund currently intends to maintain a consolidated debt to consolidated EBITDA ratio of less than 3.5.

Consolidated Debt As at	March 31, 2008 $
Bank credit facilities	-
Long-term debt	315,000
Working capital (surplus) deficit(1)	(56,099)
Consolidated debt	258,901

Consolidated EBITDA Twelve months ended	March 31, 2008 $
Operating revenues(3)	1,672,935
Operating expenses(3)	(1,467,167)
Unrealized (gain) loss on derivative instruments(3)	(5,569)
General and administrative expenses(2)	(25,439)
Consolidated EBITDA	174,760

Consolidated debt to consolidated EBITDA	Guideline(1) (less than) 3.5	1.48

(1) The Fund currently intends to maintain a consolidated debt to consolidated EBITDA ratio of less than 3.5.

(2) Working capital is defined as current assets less current liabilities.

(3) Operating revenues, operating expenses unrealized (gain) loss on derivative instruments and general and administrative expenses shown above are on a trailing twelve-month basis and therefore can not be directly derived from the financial statements.

Consolidated debt to consolidated EBITDA is also a measure used as a financial covenant for the Fund's credit facilities and long-term debt agreements. The Fund is also subject to the following financial covenants:

- Debt to capitalization
- Consolidated EBITDA to consolidated interest charges
- Priority debt to consolidated total assets

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be directly derived from the financial statements. The Fund was in compliance with all financial covenants as at March 31, 2008.

As a result of the Canadian trust taxation legislation passed in June 2007, the Fund is subject to certain limitations on the issuance of new equity referred to as "normal growth" limitations. The amount of new equity that can be issued by the Fund for the current and following two years, based on the Fund's market capitalization on October 31, 2006, is approximately as follows:

Normal growth capital allowed in:	Annual $	Cumulative $
2008	262,000	786,000
2009	262,000	1,048,000
2010	262,000	1,310,000

If the normal growth limitations were exceeded, the Fund may be subject to taxation prior to 2011. As at March 31, 2008, the normal growth limitations have not been exceeded.

15. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements in the normal course of its operations. The agreements range from one to eleven years and comprise the processing of a major oil and gas producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2008	6,470
2009	7,965
2010	6,446
2011	5,157
2012	4,059
Thereafter	2,034
	32,131

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

16. Supplemental cash flow information

Changes in non-cash working capital

Three months ended March 31	2008 $	2007 $
Cash provided by (used in):		
Accounts receivable	(13,266)	(10,514)
Inventory	39,893	(6,155)
Other current assets	(3,378)	978
Accounts payable and accrued liabilities	(535)	32,713
Changes in non-cash working capital	22,714	17,022
Relating to:		
Operating activities	17,568	20,376
Investing activities	5,146	(3,354)
Other cash flow information		
Interest paid	4,221	5,227
Taxes paid	3,980	957

17. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage.

The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended March 31, 2008	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	493,334	49,815	18,162	-	561,311
Inter-segment revenue	-	(1,242)	(7,292)	-	(8,534)
External revenue	493,334	48,573	10,870	-	552,777
Operating expenses	(465,288)	(20,863)	(5,409)	-	(491,560)
Inter-segment expenses	8,534	-	-	-	8,534
External operating expenses	(456,754)	(20,863)	(5,409)	-	(483,026)
	36,580	27,710	5,461	-	69,751
General and administrative, interest and other	-	-	-	(14,195)	(14,195)
Depreciation and amortization	(708)	(7,127)	(2,443)	(258)	(10,536)
Accretion expense	(4)	(551)	(117)	-	(672)
Earnings (loss) before tax and non-controlling interest	35,868	20,032	2,901	(14,453)	44,348
Income tax recovery (expense)	(490)	-	(2,456)	14,100	11,154
Earnings (loss) before non-controlling interest	35,378	20,032	445	(353)	55,502
Identifiable assets	237,792	798,490	304,092	10,695	1,351,069
Capital expenditures	-	14,335	35,456	6	49,797

Three months ended March 31, 2008	Marketing $	Gathering and Processing $	NGL Infrastructure $	Corporate $	Total $
Revenue	307,342	42,708	17,681	-	367,731
Inter-segment revenue	-	(759)	(7,989)	-	(8,748)

External revenue	307,342	41,949	9,692	-	358,983
Operating expenses	(298,056)	(21,226)	(5,380)	-	(324,662)
Inter-segment expenses	8,748	-	-	-	8,748
External operating expenses	(289,308)	(21,226)	(5,380)	-	(315,914)
	18,034	20,723	4,312	-	43,069
General and administrative, interest and other	-	-	-	(9,975)	(9,975)
Depreciation and amortization	(1,071)	(7,220)	(2,095)	(202)	(10,588)
Accretion expense	(3)	(557)	(86)	-	(646)
Earnings (loss) before tax and non-controlling interest	16,960	12,946	2,131	(10,177)	21,860
Income tax recovery (expense)	834	-	(2,704)	(712)	(2,582)
Earnings (loss) before non-controlling interest	17,794	12,946	(573)	(10,889)	19,278
Identifiable assets	175,510	809,673	231,644	9,510	1,226,337
Capital expenditures	2	1,459	1,841	313	3,615

Three months ended March 31	2008 $	2007 $
Marketing revenue derived from export sales to the U.S.	30,970	23,821
Property, plant and equipment located in the U.S.	11,857	11,802

18. Non-controlling interest

In the first quarter of 2007, a subsidiary of the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and a subsidiary of the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to goodwill was recorded in the amount of $520. As a result, the non-controlling interest was removed from the consolidated statement of financial position.

19. Internal reorganization

On January 2, 2008, the Fund completed an internal reorganization of certain of its subsidiaries. As part of the reorganization, a special distribution in the aggregate amount of $1,441 ($0.023529 per unit) was declared. These special distributions consisted of cash in the amount of $216 ($0.003529 per unit) and securities of certain subsidiaries of the Fund having an aggregate value of $1,225 ($0.02 per unit). Each security was redeemed for one special non-voting unit of the Fund ("Fund special units"). These Fund special units were then converted into regular units. The regular units were consolidated such that upon completion of the reorganization, each unitholder continued to hold the same number of units as was held immediately prior to the reorganization.

After completion of the reorganization, the Partnership is now directly owned by the Fund, and Keyera Energy Management Ltd. ("KEML") no longer has an interest in the Partnership. The future income tax rate applicable to the Fund is 2.5% higher than that of KEML which resulted in a future income tax expense of approximately $3,500. As a result of the new organizational structure, the Fund is able to preserve tax shelter within its operating entities for the next three years. Based on current projections, taxable temporary differences relating to property, plant and equipment are expected to reverse at a 0% tax rate which resulted in an approximately $16,500 future income tax recovery. The net effect of the internal reorganization was an approximately $13,000 future income tax recovery.

20. Subsequent Event

On May 1, 2008, a subsidiary of the Fund purchased a 35.6% ownership interest in the ATCO West Pembina gas plant for a purchase price of approximately $26 million.

Corporate Information

Board of Directors	Officers
E. Peter Lougheed(1)(3) Counsel Bennett Jones LLP Calgary, Alberta	Jim V. Bertram President and Chief Executive Officer
	David G. Smith Executive Vice President, Chief Financial Officer and Corporate Secretary
Jim V. Bertram(4) President and CEO Keyera Energy Management Ltd. Calgary, Alberta	Graham Balzun Vice President, Engineering and Corporate Responsibility
Robert B. Catell Executive Director and Deputy Chairman National Grid plc New York, New York	Marzio Isotti Vice President, Foothills Region
Michael B.C. Davies(2) Principal Davies & Co. Banff, Alberta	Steven B. Kroeker Vice President, Corporate Development Bradley W. Lock Vice President, North Central Region
Nancy M. Laird(3)(4) Corporate Director Calgary, Alberta	David A. Sentes Vice President, Comptroller

Donald J. Nelson
President
Fairway Resources Inc.
Calgary, Alberta

H. Neil Nichols(2)(3)
Management Consultant
Smiths Cove, Nova Scotia

William R. Stedman(3)(4)
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss(2)
Corporate Director
Calgary, Alberta

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation and Governance Committee
(4) Member of the Health, Safety and Environment Committee

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q1 2008

TSX:KEY.UN - Cdn $	
High	$21.45
Low	$16.55
Close December 31, 2007	$21.00
Volume	8,182,130
Average Daily Volume	131,970

Auditors
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations
Contact:
John Cobb or Bradley White
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir(at)keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

>>

%SEDAR: 00019203E

/For further information: Keyera's Investor Relations Department at (403) 205-7670, toll free at 888-699-4853 or via email at ir(at)keyera.com; Information on Keyera can also be found on our website at www.keyera.com/
(KEY.DB. KEY.UN.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:14e 13-MAY-08

2008 First Quarter Report

Three months ended March 31, 2008

2008 FIRST QUARTER HIGHLIGHTS

- Keyera delivered strong first quarter financial results. Net earnings were $55.5 million and included a non-cash future tax recovery of $13.1 million and an unrealized gain of $12.8 million related to financial contracts. Excluding the effect of these non-cash items, net earnings were $3.9 million higher than the same period last year.

- First quarter cash flow from operating activities was $58.4 million, up slightly from the first quarter of 2007. Distributable cash flow[1] was $40.5 million ($0.66 per unit), 10% higher on a per unit basis than the same period last year. Distributions to unitholders totaled $25.7 million in the first quarter, or $0.42 per unit, including the special distribution of $0.02 paid on January 2, 2008. Excluding the special distribution, the payout ratio in the first quarter was 60%.

- Keyera announced an 8% distribution increase on February 12, its sixth distribution increase since inception. Beginning with the February distribution, payable on March 17, Keyera's cash distribution increased to 13.5 cents per unit per month, or $1.62 per unit annually.

- All business segments delivered strong first quarter results, driven by customer activity and growth capital projects completed in previous years. Contribution from Gathering and Processing of $29.0 million was particularly strong, up 35% from the first quarter of 2007. Contribution from NGL Infrastructure was $12.8 million, 4% higher than the same period last year. The Marketing business also had a strong quarter, delivering contribution of $27.1 million, including an unrealized gain from the change in fair value of financial contracts of $12.3 million.

- Keyera invested $49.8 million on growth capital projects and acquisitions in the first quarter and anticipates its 2008 capital expenditures will be between $150 and $200 million. This assumes that key projects proceed as planned and there is no material change in the economic or fiscal environment.

- In the first quarter, Keyera completed the construction of a 24 kilometre extension of the Caribou North gathering system, a truck terminal expansion at the Fort Saskatchewan facility and various smaller projects around its facilities. Keyera also acquired a diluent distribution terminal in the Edmonton/Fort Saskatchewan area and, in May, acquired a 35.6% ownership interest in the West Pembina gas plant.

[1] See "Non-GAAP Financial Measures" on page 4 and a reconciliation of distributable cash flow to cash flow from operating activities on page 19.

Message to Unitholders

I am very pleased to announce another quarter of very strong financial and operating results. These results come from a combination of the execution of our business strategy, customer activity around our facilities and the investment we have made in strategic infrastructure over the past several years. I am proud to say that we continue to pursue our growth strategy by targeting internal growth projects and strategic acquisitions, and we completed a number of such projects in the first quarter.

Enhanced by the inclusion of $25.9 million of non-cash items related to future income tax and financial contracts, net earnings of $55.5 million were significantly higher than in first quarter of last year. First quarter cash flow from operating activities was $58.4 million and distributable cash flow was $40.5 million, or $0.66 per unit. This was 10% higher than the $0.60 per unit posted in the same period last year. Distributions to unitholders were $25.7 million in the first quarter, or $0.42 per unit, including the special distribution of $0.02 paid on January 2, 2008. This allowed us to utilize the remaining $14.8 million of cash to fund growth capital initiatives. Excluding the special distribution, the payout ratio for the quarter was 60%.

In February we announced an 8% increase in our distributions to 13.5 cents per unit per month, or $1.62 per unit annually, effective with the February distribution, payable to unitholders on March 17. This marks our second increase in the last ten months and our sixth distribution increase since inception. Since inception our unitholders have received an 8% compound annual growth rate in distributions per unit.

All three of our business lines contributed to these strong results. Significant producer activity around our gas plants resulted in contribution increasing again this quarter in the Gathering and Processing segment. First quarter contribution of $29.0 million was up 35% from the same period last year and another 4% higher than the fourth quarter of 2007. Our NGL Infrastructure also had a strong quarter, posting contribution of $12.8 million, a 4% increase from the same period last year. Marketing contribution of $27.1 million was significantly higher than the first quarter of 2007 due to very strong operational results and the recording of a $12.3 million non-cash unrealized gain for the quarter.

Keyera initiated and completed a number of internal projects and acquisitions in the first quarter. In the first quarter, we acquired a diluent distribution terminal in the Fort Saskatchewan/Edmonton area for $32 million, which will be used primarily to deliver condensate into Alberta for use as diluent in the oil sands sector. Known as the Alberta Diluent Terminal, the facility will significantly enhance the capability and flexibility of Keyera's existing logistics and storage businesses and will establish Keyera as a key supplier of diluent in the province. Subsequent to the ADT acquisition, we acquired an adjacent eight acre parcel of land for an additional $3.3 million. Over the next year, we anticipate spending an additional $18 million to integrate the facility with Keyera's NGL Infrastructure in the area.

On May 1, we closed the acquisition of a 35.6% ownership interest in the ATCO West Pembina gas plant for $26 million and became plant operator. The plant is located in an area of west central Alberta where the demand for sour gas processing is increasing. Its 145 million cubic feet per day of sour gas processing capacity, "deep cut" liquids extraction capability and 70 kilometres of gathering pipelines will allow us to provide a wide range of services to customers. This acquisition further solidifies our position as the leader in sour gas processing in Alberta.

At Fort Saskatchewan, we completed an expansion of our truck terminal and continued work on our storage expansion project. The first cavern well bore is expected to be drilled in the second quarter. In the North Central Region, we received regulatory approval from the Energy Resources Conservation Board to begin construction of the ethane extraction project at the Rimbey gas plant. We have commenced work on this project and expect it to be completed in mid 2009. In northeastern British Columbia, we completed construction of the Caribou North gas gathering system extension during the first quarter. This 24 kilometre pipeline project was completed on budget and on time and opens up access to approximately 500 square kilometres of geologically prospective lands north of the Caribou gas plant in the Trutch and Bougie areas. In conjunction with this pipeline extension, we have initiated a detailed engineering study to expand the Caribou gas plant capacity by about 60%, or 40 million cubic feet per day.

With the level of activity underway, Keyera now expects its 2008 growth capital spending to be between $150 million and $200 million, assuming key projects proceed as planned and there is no material change in the economic or fiscal environment.

On behalf of the Fund's directors and management team, I thank you for your continued support and look forward to continued success in 2008.

Jim V. Bertram
President and CEO
Keyera Facilities Income Fund

Contribution From Operating Segments

Keyera operates one of the largest natural gas midstream businesses in Canada with three major operating segments: Gathering and Processing, NGL Infrastructure and Marketing. The Gathering and Processing segment includes natural gas gathering systems and processing plants strategically located in the natural gas production areas on the western side of the Western Canadian Sedimentary Basin. The NGL Infrastructure segment includes NGL and crude oil pipelines, terminals, processing and storage facilities in Edmonton and Fort Saskatchewan, Alberta, one of North America's major NGL hubs. The Marketing segment includes activities such as the marketing of propane, butane and condensate to customers in Canada and the United States, and crude oil midstream activities.

Keyera's Gathering and Processing and NGL Infrastructure segments provide a large portion of the total contribution. Keyera benefits from the geographical diversity of its natural gas processing plants, NGL infrastructure facilities and associated assets. The revenues generated from these facilities are fee-for-service based, with minimal direct exposure to commodity prices. The remainder of Keyera's contribution is derived from its Marketing segment. Because of Keyera's integrated approach to its business, its infrastructure provides a significant competitive advantage in NGL marketing. Keyera also benefits from diversified sources of NGL supply and a diversified customer base across North America.

The following table shows the contribution from each of Keyera's operating segments and includes inter-segment transactions that are eliminated in the Fund's consolidated financial statements. Because contribution is not a standard measure under Canadian generally accepted accounting principles ("GAAP"), it may not be comparable to similar measures reported by other entities. Contribution does not include the elimination of inter-segment transactions as required by GAAP and refers to operating revenues less operating expenses. Management believes contribution provides an accurate portrayal of operating profitability by segment. Keyera's Gathering

and Processing and NGL Infrastructure segments charge Keyera's Marketing segment for the use of facilities at market rates. Those charges are reflected in contribution, but are eliminated in GAAP segment measures. The most comparable GAAP measures are reported in note 17, Segmented Information, which is found in the financial statements.

Contribution by Operating Segment (in thousands of dollars)	Three months ended March 31, 2008	2007
Gathering & Processing [1]		
Revenue before inter-segment eliminations[4]	49,815	42,708
Operating expenses before inter-segment eliminations[4]	(20,863)	(21,226)
Gathering & Processing contribution	**28,952**	**21,482**
NGL Infrastructure [1]		
Revenue before inter-segment eliminations[4]	18,162	17,681
Operating expenses	(5,896)	(5,492)
Unrealized gain/(loss)	487	112
Operating expenses before inter-segment eliminations[4]	(5,409)	(5,380)
NGL Infrastructure contribution	**12,753**	**12,301**
Marketing[2]		
Revenue	481,034	312,799
Unrealized gain/(loss)	12,300	(5,457)
Revenue before inter-segment eliminations[4]	493,334	307,342
Operating expenses before inter-segment eliminations[4]	(465,288)	(298,056)
General & administration	(936)	(813)
Marketing contribution	**27,110**	**8,473**
Total contribution	**68,815**	**42,256**
Other expenses[3]	(24,467)	(20,396)
Earnings before income tax and non-controlling interest	**44,348**	**21,860**

Notes:

1 Gathering and Processing and NGL Infrastructure contribution includes revenues for processing, transportation and storage services provided to Keyera's Marketing business.

2 The Marketing contribution is net of expenses for processing, transportation and storage services provided by Keyera's facilities and general and administrative costs directly attributable to the Marketing segment.

3 Other expenses include corporate general and administrative, interest, depreciation and amortization, accretion and impairment expense. Corporate general and administrative costs exclude the direct Marketing general and administrative costs.

4 Revenue and operating expenses before inter-segment eliminations as shown above are both non-GAAP measures and do not consider the elimination of inter-segment sales and expenses. Inter-segment transactions are eliminated upon consolidation of Keyera's financial results to arrive at external revenue and external operating expenses, both GAAP measures, as reported in note 17, Segmented Information.

Management's Discussion and Analysis

The following management's discussion and analysis ("MD&A") was prepared as of May 13, 2008 and is a review of the results of operations and the liquidity and capital resources of Keyera Facilities Income Fund (the "Fund") and its subsidiaries (collectively "Keyera"). It should be read in conjunction with the accompanying unaudited consolidated financial statements of the Fund for the quarter ended March 31, 2008 and the notes thereto as well as the consolidated financial statements of the Fund for the year ended December 31, 2007 and the related management's discussion and analysis. Additional information related to the Fund, including the Fund's Annual Information Form, is filed on SEDAR at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

This discussion and analysis refers to certain financial measures that are not determined in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Measures such as operating margin (operating revenues minus operating expenses), distributable cash flow (cash flow from operating activities adjusted for changes in non-cash working capital, maintenance capital expenditures and the distributable cash flow attributable to any non-controlling interest) and EBITDA (earnings before interest, taxes, depreciation and amortization) are not standard measures under GAAP and therefore may not be comparable to similar measures reported by other entities. Management believes that these supplemental measures facilitate the understanding of the Fund's results of operations, leverage, liquidity and financial position. Operating margin is used to assess the performance of specific segments before general and administrative expenses and other non-operating expenses. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions. EBITDA is commonly used by management, investors and creditors in the calculation of ratios for assessing leverage and financial performance. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of the Fund's performance.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A and accompanying documents contain forward-looking statements. These statements relate to future events or the Fund's future performance. Such statements are predictions only and actual events or results may differ materially. The use of words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "plan", "intend", "believe", and similar expressions, including the negatives thereof, is intended to identify forward looking statements. All statements other than statements of historical fact contained in this document are forward looking statements, including, without limitation, statements regarding: the future financial position of Keyera; business strategy and plans of management; anticipated growth and proposed activities; budgets, including future capital, operating or other expenditures and projected costs; estimated utilization rates; objectives of or involving Keyera; impact of commodity prices; treatment of Keyera under governmental regulatory regimes; the existence, operation and strategy of the risk management program, including the approximate and maximum amount of forward sales and hedging to be employed; and expectations regarding Keyera's ability to raise capital and to add to its assets through acquisitions or internal growth opportunities.

The forward looking statements reflect management's current beliefs and assumptions with respect to such things as the outlook for general economic trends, industry trends, commodity prices, capital markets, and the governmental, regulatory and legal environment. In some instances, this MD&A and accompanying documents may also contain forward-looking statements attributed to third party sources. For example, the discussions with respect to possible amendments to federal legislation imposing taxes on the distributions of publicly traded income trusts and partnerships and the proposed changes in the Alberta royalty system are based solely on news releases and background information prepared by the federal and Alberta governments respectively. Management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable. However, Keyera cannot assure readers that these expectations will prove to be correct.

All forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, levels of activity and achievements to differ materially from those anticipated in the forward looking statements. Such factors include but are not limited to: general economic, market and business conditions; operational matters, including potential hazards inherent in our operations; risks arising from co-ownership of facilities; activities of other facility owners; competitive action by other companies; activities of

producers and other customers and overall industry activity levels; changes in gas composition; fluctuations in commodity prices and supply/demand trends; processing and marketing margins; effects of weather conditions; fluctuations in interest rates and foreign currency exchange rates; changes in operating and capital costs, including fluctuations in input costs; actions by governmental authorities; decisions or approvals of administrative tribunals; changes in environmental and other regulations; reliance on key personnel; competition for, among other things, capital, acquisition opportunities and skilled personnel; changes in tax laws relating to income trusts, including the effects that such changes may have on unitholders, and in particular any differential effects relating to unitholder's country of residence; and other factors, many of which are beyond the control of Keyera, some of which are discussed in this MD&A and in Keyera's Annual Information Form dated February 26, 2008 (the "Annual Information Form") filed on SEDAR and available on the Keyera website at www.keyera.com.

Readers are cautioned that they should not unduly rely on the forward looking statements in this MD&A and accompanying documents. Further, readers are cautioned that the forward looking statements in this MD&A speak only as of the date of this MD&A and Keyera does not undertake any obligation to publicly update or to revise any of the forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable laws.

All forward looking statements contained in this MD&A and accompanying documents are expressly qualified by this cautionary statement. Further information about the factors affecting forward looking statements and management's assumptions and analysis thereof, is available in filings made by Keyera with Canadian provincial securities commissions, which can be viewed on SEDAR at www.sedar.com.

INTRODUCTION

The statement of net earnings contained in the unaudited interim consolidated financial statements includes the results of operations of the Fund, Keyera Energy Limited Partnership (the "Partnership"), Keyera Energy Facilities Limited ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Management Ltd. ("KEML"), Keyera Energy Inc. ("KEI"), Rimbey Pipeline Limited Partnership ("RPLP") for the three months ended March 31, 2007 and the results of operations of each of those entities and Alberta Diluent Terminal Limited Partnership ("ADTLP") for the three months ended March 31, 2008. The Fund and its subsidiaries are collectively referred to as "Keyera". A diagram of Keyera's organizational structure and descriptions of the Fund and its subsidiaries can be found on Keyera's website at www.keyera.com .

BUSINESS ENVIRONMENT

Industry Activity

In the first quarter of 2008, producers drilled approximately 5,161 wells in Canada, virtually the same as the 5,243 wells drilled in the fourth quarter of 2007, although down 15% from the first quarter last year. A number of factors contributed to the decline in wells drilled in 2008, including lower natural gas prices, and the announcement of changes to the Alberta royalty regime.

In the foothills front region of Alberta, the number of wells drilled in the first quarter declined by 16% compared to the same period in 2007. The average depth of wells drilled in the region during the first quarter was 2,420 metres, similar to the depth drilled in the first quarter of last year. In the central Alberta region, the number of wells drilled dropped by about 6% compared to the first quarter of 2007, with the average depth decreasing approximately 6% to 1,132 metres. British Columbia experienced a 19% drop in the number of wells drilled compared to the first quarter of last year. The average depth per well in British Columbia increased to just over 2,000 metres, 18% higher than the first quarter of last year.

Natural gas inventory levels in North America declined significantly over the winter months. At the end of the first quarter, gas inventories in the United States were at their lowest level in at least 36 months and were in line with the five year average for that time of year. This decline resulted from a number of factors, including increased use of natural gas for electrical generation, higher demand resulting from more normal winter weather in North America and lower imports of LNG. As a result of these factors, natural gas prices have strengthened significantly in 2008. At the end of the first quarter, the price of natural gas at the AECO hub in Alberta had increased to approximately $8.93 per mcf, about $1.78 per mcf higher than the same time last year. Over the same period, West Texas Intermediate oil has increased over $45 per barrel and, at quarter end, was trading at about $105 per barrel.

With natural gas supply and demand coming back into balance and an apparent reduction in drilling costs in western Canada, indications are that drilling activity may increase throughout the remainder of the year. The Petroleum Services Association of Canada has revised its 2008 forecast of wells drilled in Canada from 14,500 to 16,500.

Climate change regulations

Under Alberta's rules dealing with greenhouse gas emissions, facilities with large emissions of CO_2 equivalent (>100 kilotonnes per year) must reduce net emissions intensity to 88% of the average emissions intensity at that facility between 2003 and 2005. If the actual emissions intensity is above the target, the facility licensee may purchase "emissions offsets", or fund credits at a cost of $15/tonne of CO_2 equivalent, or emission "performance credits". Keyera operates three facilities which are subject to these requirements: the Strachan, Rimbey and Brazeau River gas plants. These requirements came into effect on July 1, 2007. The cost of these new rules for Keyera for the second half of 2007 was less than $200,000.

Keyera's management anticipates that a portion of these costs will be recoverable from customers as flow-through operating costs. Projects implemented since 2002 at Keyera's facilities could generate emissions offsets or performance credits; however, it is premature to determine what benefit, if any, could be realized from those actions. Keyera is in the process of preparing an application for emissions offsets from the acid gas injection project at its Brazeau River gas plant.

On March 10, 2008, the federal government released further details of its emissions reductions plan for larger emitters. Under the federal government's plan, existing facilities are expected to improve their emissions intensity (compared to 2006) by 18% in 2010 and an additional 2% each year thereafter. The March 10 announcement states that these expectations will apply to upstream oil and gas facilities that emit 3 kilotonnes per year or more of CO_2 equivalent. Keyera operates 30 facilities, including plants and compressors, with current emissions that exceed that threshold. The announcement also indicates that the emissions requirements will only apply to companies that are larger than a specified size – 10,000 barrels of oil equivalent per day. It is not clear how this threshold will apply to Keyera.

The primary compliance mechanisms available to comply with the proposed federal requirements will be emissions reductions, contributions to a technology fund and the purchase of credits through a trading market. Contributions to the technology fund will be limited and the contribution rate will be $15/tonne between 2010 and 2012 and $20/tonne thereafter. The federal government has predicted that carbon prices per tonne in this trading market will be $25/tonne in 2010, S50/tonne in 2016 and $65/tonne in 2020. Keyera's management anticipates that, if these requirements become applicable to Keyera, a portion of these costs will be recoverable from customers as flow-through operating costs. Alternative compliance mechanisms that will be available to a limited

extent under the federal initiative include limited use of "clean development mechanism" credits under the Kyoto Protocol and limited credits for early action.

The federal government has stated that it is committed to achieving a common threshold and reporting regime in Alberta. The federal government has also announced that it "will continue discussion with the Government of Alberta on these issues, seeking a common practical approach to emissions coverage, including the phasing of thresholds and the identification of additional measures that could be implemented to address emissions in the rest of the sector." The effect of these initiatives on Keyera can not be determined until the federal and provincial governments provide additional information.

On April 3, 2008, the British Columbia government announced a cap and trade system that would establish an overall cap or limit on emissions with the trading system allowing regulated emitters to buy and sell emissions allowances or buy offset units. The cap and trade system will apply to industries designated by the B.C. government through regulations. The government has not released a draft of those regulations, but indications are that the cap and trade system will apply to the upstream oil and gas industry. The effect on Keyera can not be determined until the B.C. government provides additional information.

A more complete description of the environmental regulations that affect Keyera's businesses can be found in Keyera's Annual Information Form, which is available on SEDAR.

RESULTS OF OPERATIONS

Keyera's midstream activities are conducted through three business segments. The Gathering and Processing segment provides natural gas gathering and processing services to producers. The NGL Infrastructure segment provides NGL processing, transportation and storage services to producers, marketers (including Keyera) and others. The services in both these segments are provided on a fee-for-service basis. The Marketing segment is focused on the marketing of by-products recovered from the processing of raw gas, primarily NGLs, and crude oil midstream activities. A more complete description of Keyera's businesses by segment can be found in the Fund's Annual Information Form, which is available at www.sedar.com.

Continuing strong performance in all segments of the business generated operating margin of $69.8 million in the first quarter of 2008, an increase of $26.7 million compared to last year. Included in the 2008 operating margin was $12.8 million of unrealized gain related to the change in fair value of financial contracts compared to an unrealized loss of $5.3 million contained in the 2007 results. Excluding the effect of unrealized gains and losses, operating margin in the first quarter of 2008 was $57.0 million, $8.6 million higher than the first quarter of 2007. This increase was due primarily to the tie-in of new sour gas volumes and NGL extraction activities in the Gathering and Processing segment and strong winter season results in the Marketing segment.

Net earnings before tax and non-controlling interest in the first quarter of 2008 were $44.3 million, an increase of $22.4 million compared to the first quarter of 2007. Of this increase, $18.1 million was attributable to the unrealized gains and losses. The remainder was due to the higher operating margin, partially offset by a $3.6 million increase in general and administrative expenses due primarily to higher incentive plan costs and $0.7 million of higher interest costs.

An income tax recovery of $11.2 million was recorded in the first quarter of 2008 bringing net earnings to $55.5 million, an increase of $36.5 million compared to the first quarter of 2007. The income tax recovery was due to a $13.1 million non-cash recovery related to a reduction in the future tax liability resulting from the internal reorganization completed in January 2008, partially offset by $1.9 million of current tax expense.

Gathering and Processing

First quarter Gathering and Processing operating margin of $27.7 million was 34% higher than the same period last year. This increase was due to higher revenues compared to the first quarter of 2007.

Gathering and Processing revenue for the first quarter of 2008 was $48.6 million, an increase of $6.6 million, or 16%, compared to the first quarter of 2007. The tie-in of new higher fee volumes at the Bigoray and Strachan gas plants, offsetting declines in lower priced volumes, and the revenue generated from NGL extraction activities at the Rimbey and Paddle River gas plants were significant contributors to the increase. The NGL extraction activities contributed approximately $2.3 million to operating margins in the first quarter of 2008 and are dependent upon favourable price differentials between the NGL products produced and natural gas. Therefore, these margins may not be permanently sustainable at current levels.

The favourable variances discussed above more than offset the decrease in throughput and revenue at the Brazeau River gas plant resulting from the curtailment of sour gas volumes during part of the first quarter of 2008. The curtailment was necessary due to the loss of acid gas processing capability as the old disposal reservoir approached its capacity. A new well was put into service in March 2008 and volumes are returning to previous levels.

Gathering and Processing operating expenses for the first quarter of 2008 were $20.9 million, a decrease of $0.4 million, compared to the first quarter of 2007. The decrease was primarily due to ongoing cost control efforts which more than offset rising costs from general price increases. As well, a significant amount of preventive maintenance work was completed last year at the Caribou gas plant, where breakdowns in the first quarter of 2007 contributed to higher operating costs in that period.

Average gross processing throughput in the first quarter of 2008 was 843 million cubic feet per day, down 4% from the fourth quarter of 2007 and about the same as the first quarter last year.

Gathering and Processing - North Central Region

The North Central Region delivered higher operating margin compared to the first quarter of last year primarily due to higher margins at the Rimbey and Caribou gas plants. Throughput for the quarter was 424 million cubic feet per day, 6% lower than the first quarter of last year. This decrease was primarily due to throughput declines at the Chinchaga and Rimbey gas plants.

In the first quarter, Keyera received regulatory approval to proceed with its ethane extraction project at the Rimbey gas plant. Final design work and bidding of equipment is underway and work is expected to begin in the second quarter. The cost of the project is now estimated at $28 million and project completion is expected to be in mid 2009. When operational, the project will produce approximately 5,000 barrels per day of ethane. The regulatory approvals were appealed by two energy industry participants in April and those appeals are expected to take several months to reach a conclusion. The appeals are not currently expected to affect project timing.

In the first quarter, Keyera installed a vapour recovery unit on the flare system at the Rimbey gas plant. The unit will recover gas that would otherwise be burned in the flare system and utilize it as fuel, thereby reducing greenhouse gas emissions and fuel gas consumption at the plant. The unit was commissioned in April and is currently being performance tested and optimized.

A regularly scheduled maintenance turnaround at the Gilby gas plant is planned to commence in May and last for ten days to two weeks. Some natural gas volumes will be diverted to the Rimbey gas plant during the Gilby shutdown. Costs associated with the turnaround will be fully recovered in 2008.

In December 2007, a number of land parcels in the areas around the Caribou North gas gathering system were posted and sold in one of the largest land sales in British Columbia's history. A number of producers conducted active winter drilling programs in the first quarter and some production from the winter drilling has been tied into the Caribou gas plant for processing. In April, a producer completed a pipeline crossing of the Buckinghorse River northwest of the plant and immediately began delivering significant gas volumes. As a result, the Caribou gas plant is now operating near its capacity of 65 million cubic feet per day.

In the first quarter, Keyera completed construction of a pipeline extension at the north end of the Caribou North gas gathering system. The new pipeline connects the Caribou gas plant with the Bougie gathering system and plant site acquired in the second quarter of 2007 and crosses a number of the sections of land that were posted in December.

As a result of the drilling activity in the area, Keyera has begun detailed engineering to expand the Caribou gas plant processing capacity by 40 million cubic feet per day, to 105 million cubic feet per day. A decision on whether to proceed with the expansion is expected in mid 2008.

Gathering and Processing - Foothills Region

The Foothills Region delivered significantly higher operating margin in the first quarter compared to the same period last year. Higher sour gas volumes at the Strachan and Bigoray gas plants contributed to the increase.

First quarter throughput in the Foothills Region was 418 million cubic feet per day, 7% higher than the first quarter of 2007, although down somewhat relative to the fourth quarter. Higher throughput at the Paddle River gas plant as a result of the NGL extraction activities initiated in the fourth quarter of 2007 also resulted in higher first quarter operating margins. However, temporary volume restrictions in the first quarter at the Brazeau River gas plant somewhat offset the throughput increases.

A new acid gas injection well was commissioned in February at the Brazeau River gas plant. This new well provides access to a depleted gas reservoir, replacing the previous reservoir which was approaching capacity. Despite redirecting volumes to other Keyera plants for processing, some restrictions on processing of sour gas volumes at Brazeau River were necessary for a short period until the new well became operational. Since February, Brazeau River has returned to previous processing levels. In April, construction was completed on a new gathering pipeline southwest of the Brazeau River gas plant and volumes in the area were redirected to Brazeau River for processing.

In the Pembina region, where Keyera's Brazeau River, Bigoray, Pembina North and the recently acquired West Pembina gas plants are located, producers continued to deliver sour Nisku gas at increasing levels. The delivery of these incremental gas volumes to Keyera facilities has resulted in sour gas handling nearing capacity in the area. Keyera is evaluating alternatives to enhance sour gas processing services in the area.

Throughput remained steady at the Strachan gas plant in the first quarter. A third, producer owned, field compressor is currently being installed in a producing region southwest of the Nordegg River gas plant, which is expected to deliver incremental volumes to the plant late in the second quarter.

In the first quarter, Keyera agreed to acquire a 35.6% interest in the ATCO West Pembina gas plant from three plant owners for a purchase price of approximately $26 million. The plant has 145 million cubic feet per day of sour gas processing capacity, "deep cut" natural gas liquids extraction capability, 520 tonnes per day of sulphur handling capacity and 70 kilometres of associated gathering pipelines. The transaction closed on May 1 and approximately

40 of the plant's operations, maintenance and administrative staff joined Keyera at that time. Concurrent with the closing, Keyera became operator of the facility.

The scheduled maintenance turnaround for the Easyford oil battery was completed in early May. The turnaround was approximately ten days and the costs will be fully recovered in 2008. A turnaround is scheduled for the Nordegg River gas plant in June. The turnaround is expected to last about 10 days and costs will be fully recoverable in the current year. During the Nordegg River outage, some volumes will be diverted to the Strachan gas plant for processing.

NGL Infrastructure

First quarter NGL Infrastructure operating margin of $5.5 million was 27% higher than the first quarter of 2007. This increase was the result of higher revenues compared to the first quarter of 2007.

NGL Infrastructure revenue for the first quarter of 2008 was $10.9 million, an increase of $1.2 million compared to the first quarter of 2007. The higher revenue was primarily the result of continued demand for storage at Fort Saskatchewan. Other contributors included higher volumes transported on the Rimbey and Fort Saskatchewan pipelines and higher volumes of propane moving through the rail rack at Edmonton. Somewhat offsetting these favourable variances was lower third party processing revenue at the Fort Saskatchewan fractionation plant.

NGL Infrastructure operating expenses for the first quarter of 2008 were $5.4 million, unchanged compared to the first quarter of 2007. Lower operating costs due to the reduction in fractionation volumes processed were offset by higher integrity program costs.

In January, a leak in one of the pipelines on the Fort Saskatchewan system resulted in the system being out of service for several days. Leakage was minimal and the repair was completed quickly.

Construction of the truck terminal expansion at the Fort Saskatchewan facility was completed in the first quarter and became operational in April. The expanded terminal has the ability to load propane and butane and to load or offload condensate. The new terminal enhances Keyera's service offering and provides Keyera and its customers with greater logistics flexibility.

The connections and tie-ins for the fourth pipeline between the Edmonton Terminal and the Fort Saskatchewan facility are under construction and are expected to be completed in the third quarter.

Work is continuing on the storage facility expansion at Fort Saskatchewan. Site preparation work is complete and the first well is expected to be drilled in June. Once the well is completed, the cavern washing process will begin. The cavern is expected to be put into service in mid 2010.

In late March, a subsidiary of Keyera acquired a diluent distribution terminal in Edmonton. Known as the Alberta Diluent Terminal ("ADT"), the terminal will enable the import and offload of over 50,000 barrels per day of condensate, for use in the oil sands sector as diluent. A key feature of the terminal is its ability to handle unit train deliveries, which consist of 100 rail cars. In addition to its rail handling and unloading capabilities, the terminal also has a truck loading rack and 435,000 barrels of product storage in above ground tanks. Subsequent to the acquisition of the ADT facility, the same subsidiary of Keyera acquired an 8 acre parcel of land adjacent to the ADT site for $3.3 million. Concurrent with the ADT announcement, Keyera announced plans to invest $18 million to integrate the terminal with Keyera's NGL infrastructure in the area, connecting the ADT facility by pipeline to Keyera's Edmonton and Fort Saskatchewan facilities. The acquisition of the terminal has generated

significant interest from companies active in the oil sands sector and Keyera is currently evaluating new proprietary and third party business opportunities for the facility.

Marketing

Keyera's Marketing operating margin in the first quarter of 2008 was $36.6 million, $18.6 million higher than the first quarter of 2007. Virtually all of the variance was due to the unrealized gains related to the change in fair value of financial contracts that are included in the results. Excluding the unrealized gains and losses, operating margin in the first quarter of 2008 was $24.3 million, $0.8 million higher than in the first quarter of 2007.

Marketing revenue for the first quarter of 2008 was $493.3 million, an increase of $186 million compared to the first quarter of 2007. The increase was due to higher NGL sales volumes, higher prices and approximately $12.3 million of unrealized gains related to the change in fair value of financial contracts. The unrealized gain is discussed later in this section.

The table below outlines the composition of the revenues generated from Keyera's Marketing business.

Composition of Marketing Revenue (in thousands of dollars)	**2008**	2007
Physical sales	**495,868**	311,757
Financial instruments - realized	**(14,834)**	1,042
Financial instruments - unrealized	**12,300**	(5,457)
Marketing revenue	**493,334**	307,342

NGL sales volumes for the first quarter of 2008 averaged 66,100 barrels per day an increase of approximately 6,500 barrels per day compared to the first quarter of 2007. The increase was due primarily to the strong demand for propane and condensate during the winter season. Prices for all NGL products are generally correlated to crude oil and were strong throughout most of the first quarter of 2008.

Marketing operating expenses for the first quarter of 2008 were $456.8 million, an increase of $167.4 million compared to the first quarter of 2007. The $167.4 million increase is related to the growth in sales volumes and higher hydrocarbon prices.

Keyera's crude oil midstream business continued to meet expectations in the first quarter of 2008. Volumes delivered to field oil terminals remained steady and quality differentials remained favourable.

NGL product inventories were $36.7 million at the end of the first quarter, $23.4 million lower than the first quarter of 2007. This decrease was due primarily to lower volumes in storage, partially offset by higher prices. The 2007 inventories included a planned accumulation of product to meet contracted sales upcoming in future periods.

Financial contracts are used by Keyera to protect inventory from fluctuations in the prices of NGL products. To the extent these contracts are effective (i.e., the change in the market price of crude oil is correlated to the change in the prices of the underlying physical NGL products), gains and losses on these financial contracts will be offset by gains or losses in the proceeds that will be realized upon the sale of the products. The strategy of utilizing crude oil price swaps to hedge the commodity price risk related to NGL products is subject to basis risk between the price of crude oil and the prices of the NGL products. As a result, this strategy cannot be expected to fully offset future propane, butane and condensate price movements.

In the first quarter of 2008, most of the financial contracts held at December 31, 2007 matured. As the price of crude oil was higher than the contracted fixed price, Keyera was obligated to pay $14.8 million to the counterparties under the financial contracts. These payments were recorded in revenue as offsets to the actual proceeds received from the sale of physical products. As the financial contracts matured and no further obligation existed, previously accrued unrealized losses were reversed, generating most of the unrealized gain. The remainder of the unrealized gain was related to changes in the value of financial contracts entered into during the first quarter of 2008.

For a more complete discussion of the risks and trends that could affect the marketing performance and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Non-operating expenses and other earnings

General and administrative expenses for the first quarter of 2008 were $8.9 million, up $3.6 million from the first quarter of 2007. Long term incentive plan costs accounted for $2.9 million of the variance, reflecting a higher unit price and the effect of the distribution increase implemented in February 2008. Excluding the effect of the incentive plan costs, general and administrative expenses were $0.7 million higher reflecting higher activity levels and staff costs.

Interest expense, net of interest revenue, was $5.3 million for the first quarter of 2008, $0.7 million greater than the first quarter of 2007. The increase was due to higher borrowings used to fund capital projects.

Depreciation and amortization expense was $10.5 million for the first quarter of 2008, virtually unchanged from the first quarter of 2007.

An income tax recovery of $11.2 million was recorded in the first quarter of 2008, compared to $2.6 million of income tax expense incurred in the first quarter of 2007. This recovery was due to a $13.1 million reduction in future income tax liabilities resulting from the internal reorganization completed in January 2008, offset by $1.9 million of current tax expense.

Critical Accounting Estimates

The Fund's consolidated financial statements have been prepared in accordance with GAAP. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the recorded amounts of certain assets, liabilities, revenues and expenses. Management reviews its assumptions and estimates regularly, but new information and changes in circumstances may result in actual results or revised estimates that differ materially from current estimates. A description of the accounting estimates and the methodologies and assumptions underlying the estimates are described in management's discussion and analysis presented with the December 31, 2007 consolidated financial statements of the Fund. There have been no changes to the methodologies and assumptions. The most significant estimates are those indicated below:

Estimation of Gathering and Processing and NGL Infrastructure revenues:

At March 31, 2008, operating revenues and accounts receivable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $21.5 million for March 2008 operations.

Estimation of Gathering and Processing and NGL Infrastructure operating expenses:
At March 31, 2008, operating expenses and accounts payable for the Gathering and Processing and NGL Infrastructure segments contained an estimate of $7.8 million for March 2008 operations.

Estimation of Gathering and Processing and NGL Infrastructure equalization adjustments:
Much of the revenue from the Gathering and Processing and NGL Infrastructure assets is generated on a recovery of operating costs basis. Under this method, the operating component of the fee is a pro rata share of the operating costs for the facility, calculated based upon total throughput. Users of each facility are charged a fee per unit based upon estimated costs and throughput, with an adjustment to actual throughput completed after the end of the year. Each quarter, throughput volumes and operating costs are reviewed to determine whether the estimated unit fee charged during the quarter properly reflects the actual volumes and costs, and the allocations of revenues and operating costs to other plant owners are also reviewed. Appropriate adjustments to revenues and operating expenses are recognized in the quarter and allocations to other owners are recorded.

For the Gathering and Processing and NGL Infrastructure segments, operating revenues and accounts receivable contained an estimated equalization adjustment of $6.6 million at March 31, 2008. Operating expenses and accounts payable contained an estimate of $9.5 million.

Estimation of Marketing revenues:
At March 31, 2008, the Marketing sales and accounts receivable contained an estimate for March 2008 revenues of $71.5 million.

Estimation of Marketing product purchases:
Marketing cost of goods sold, inventory and accounts payable contained an estimate of NGL product purchases of $96.0 million at March 31, 2008.

Estimation of Asset Retirement Obligation:
Keyera will be responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life. The determination of the estimate of these obligations is based upon settlement between 2018 and 2038. Keyera utilizes a documented process to estimate the future liability and the anticipated cost of the decommissioning, abandonment and reclamation of its facilities.

The process, overseen by the Health, Safety and Environment Committee, is undertaken by professionals involved in activities that deal with the design, construction, operation and decommissioning of assets. Specialists with knowledge and assessment processes specific to environmental and decommissioning activities and costs are also utilized in the process.

The process requires Keyera to obtain third party environmental liability assessments for major sites, which are updated on a five year frequency. These assessments typically utilize a Monte Carlo statistical simulation to develop a liability cost range, from which the median is used. Next, the decommissioning and abandonment component is derived from a matrix of third-party cost quotations for a range of facilities then adjusted for known and pertinent factors at each site, such as construction style, plant processes and site condition. Ultimately, all medium and large facilities will be independently assessed in accordance with regulatory requirements.

At December 31, 2007, Keyera had estimated that the total undiscounted amount required to settle the asset retirement obligations was $183.0 million and a discounted net present value of this obligation was $37.8 million.

In the first quarter of 2008, the asset retirement obligations were updated for acquisitions and there were no material changes to the assumptions used in the estimate prepared for December 31, 2007 asset retirement obligations. At March 31, 2008, the discounted net present value of this obligation was $39.4 million.

It is not possible to predict these costs with certainty since they will be a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed the current estimates which are the basis of the asset retirement obligation shown in Keyera's financial statements.

Additional information related to decommissioning, abandonment and reclamation costs is provided in Keyera's Annual Information Form, which is available on SEDAR.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

Cash flow from operating activities during the first quarter of 2008 was $58.4 million, of which $17.6 million was generated from a decrease in non-cash working capital. Before changes in non-cash working capital, cash flow from operating activities was $40.8 million, from which $23.8 million of distributions were paid to unitholders. Keyera received $0.8 million from the issuance of trust units under the distribution reinvestment plan ("DRIP"), $17.6 million from changes in non-cash working capital and $0.2 million of proceeds from the disposition of equipment, bringing cash available to $35.6 million. Capital expenditures required $44.7 million of cash, resulting in a net cash outflow of $9.1 million in the first quarter of 2008.

Cash and working capital were $56.1 million at March 31, 2008, compared to $75.7 million at December 31, 2007. The decline in working capital was primarily due to funding capital expenditures.

Keyera has no exposure to asset backed commercial paper. Surplus cash is held in interest bearing deposit accounts or invested in term deposits, guaranteed investment certificates, or Bankers' Acceptances issued by Canadian chartered banks.

Capital Expenditures

Capital Additions and Acquisitions (in millions of dollars)	**Three months ended March 31, 2008**	**2007**
Growth capital expenditures	**49.5**	3.2
Maintenance capital expenditures	**0.3**	0.4
Total capital additions and acquisitions	**49.8**	3.6

In the first quarter of 2008, additions to property, plant and equipment amounted to $49.8 million, consisting of $0.3 million of maintenance capital and $49.5 million of growth capital. In addition to maintenance capital expenditures, Keyera incurred maintenance and repair expenses of $1.1 million that were included in operating costs. The growth capital expenditures included $32 million related to the acquisition by a subsidiary of a distribution terminal in the Edmonton area.

Other significant growth capital expenditures during the first quarter were:

- $5.7 million for the construction of the North Trutch pipeline to expand the capture area of the Caribou gas plant
- $4.0 million related to the construction of acid gas injection facilities and other upgrades at the Brazeau River gas plant
- $2.1 million related to the expansion of the truck loading facility at Fort Saskatchewan to increase capacity
- $1.5 million for the acquisition of pipelines in the West Pembina region to expand the capture area of the Brazeau River gas plant
- $1.4 million for the construction of camp facilities at the Caribou gas plant
- $0.6 million related to the construction of the pipeline between the Edmonton and Fort Saskatchewan facilities to enhance deliverability and operational flexibility
- $0.5 million on the storage expansion project at Fort Saskatchewan
- $0.3 million for the construction of a truck loading facility at the Strachan gas plant

Growth capital expenditures for 2008 are expected to be between $150 and $200 million, assuming that there are no significant changes in plans and activities of producers and other customers and overall industry activity levels; no delays due to unusual weather conditions or due to decisions, approvals or delays by regulators; or material changes in general business, market or economic conditions. These growth capital expenditures could change if one or more acquisition opportunities become available.

Working capital requirements are strongly influenced by the volume of NGLs held in storage and their related commodity prices. NGL inventories are required to meet seasonal demand patterns and will vary depending on the time of year. Historically, the largest allocation of working capital to fund inventory has been approximately $84 million. If crude oil prices remain at current levels, Keyera expects that the working capital that will be used to fund inventory later this year will significantly exceed that amount. In addition to the working capital required for inventory, Keyera typically utilizes approximately $25 to $45 million to finance the other components of working capital.

For a discussion of the risks that could affect the liquidity and working capital of the Fund and the steps Keyera takes to mitigate these risks, as well as information relating to Keyera's commitments and contractual obligations, readers are referred to Keyera's 2007 MD&A and to Keyera's Annual Information Form which is available on SEDAR.

Debt covenants

Keyera has established credit facilities consisting of a $150 million committed unsecured revolving term facility that matures on April 21, 2011 and $30 million of unsecured revolving demand facilities. These credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. base rate loans, Libor loans or Bankers' Acceptances rates. As of March 31, 2008 there were no drawings under these credit facilities.

The bank credit facilities contain a covenant that the Fund and its subsidiaries will not distribute in any twelve month period more than 105% of the distributable cash flow attributable to that twelve month period. Those facilities are also subject to two major financial covenants: "Debt to EBITDA" and "Debt to Capitalization". The calculation for each ratio is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to the Fund's financial statements. The definitions in the credit agreements provide for the deduction of net working capital items in the calculation of debt. The following are the ratios as calculated in accordance with the covenants as at March 31, 2008:

Covenant	Position as at March 31, 2008
Debt to EBITDA not to exceed 3.5	1.48
Debt to Capitalization not to exceed 0.55	0.33

Keyera has $335 million of long-term senior unsecured notes as follows: $20 million bearing interest at 5.42% and maturing in August 2008; $90 million bearing interest at 5.23% and maturing in October 2009; $52.5 million bearing interest at 5.79% and maturing in August 2010; $52.5 million bearing interest at 6.155% and maturing in August 2013; $60 million bearing interest at 5.89% and maturing in December 2017; and $60 million bearing interest at 6.14% and maturing in December 2022. These notes are subject to three major financial covenants: "Consolidated Debt to Consolidated EBITDA", "Consolidated EBITDA to Consolidated Interest Charges" and "Priority Debt to Consolidated Total Assets".

The calculations for each of these ratios are based on specified definitions. The following are the ratios calculated in accordance with the covenants as at March 31, 2008 for the notes maturing in 2008, 2009, 2010 and 2013:

Covenant	Position as at March 31, 2008
Debt to EBITDA not to exceed 3.5	2.08
EBITDA to Interest Charges not less than 3.0	9.69
Priority Debt to Total Assets not to exceed 15%	0%

The following are the ratios calculated in accordance with the covenants as at March 31, 2008 for the notes maturing in 2017 and 2022:

Covenant	Position as at March 31, 2008
Debt to EBITDA not to exceed 5.0	1.48
EBITDA to Interest Charges not less than 2.0	8.35
Priority Debt to Total Assets not to exceed 15%	0%

Failure to adhere to the covenants described above may impair Keyera's ability to pay distributions. Management expects that upon maturity of the credit facilities, adequate replacement facilities will be established.

Risk factors

For a discussion of the risks and trends that could affect the financial performance of the Fund and the steps that Keyera takes to mitigate these risks, readers are referred to the descriptions in this MD&A and to Keyera's Annual Information Form, which is available on SEDAR.

Unitholder Distributions

Comparison of distributions paid to cash flow from operating activities and net earnings

The following table presents a comparison of distributions paid to net earnings and cash flow from operating activities:

(in thousands of dollars)	Three months ended March 31, 2008	2007
Cash flow from operating activities	**58,412**	57,591
Net earnings	**55,502**	19,012
Cash distributions paid	**23,812**	21,763
Excess (shortfall) of cash flow from operating activities over distributions paid	**34,600**	35,828
Excess (shortfall) of net earnings over distributions paid	**31,690**	(2,751)

For the first quarter of 2008, cash flow from operating activities was $58.4 million, $34.6 million greater than distributions paid. Included in the calculation of cash flow from operating activities was $17.6 million generated from a change in non-cash working capital primarily due to the reduction of inventory, partially offset by the use of funds to finance growth in accounts receivable. Cash flow from operating activities in the first quarter of 2008 was sufficient to fund cash distributions paid.

Changes in non-cash working capital are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. In general, cash flow from operating activities will be less than distributions paid during periods of inventory accumulation and will be in a surplus position during periods when inventories are drawn down and sold.

For the first quarter of 2008, net earnings of $55.5 million exceeded cash distributions paid for the first quarter of 2008 by $31.7 million. The strong operating margins earned in the first quarter of 2008 were augmented by non-cash items for future income tax recoveries ($13.1 million) and unrealized gains on financial instruments ($12.8 million) that more than offset the non-cash charges for depreciation, amortization and accretion ($11.2 million) in the calculation of net income.

Future income taxes can fluctuate from period to period as a result of changes in tax laws and rates (such as the enactment of income taxes on the distributions of flow-through entities or the reduction of income tax rates), the extent to which available tax deductions are utilized or changes in the operating results of the underlying operating entities of Keyera. These items do not affect cash flow generated in the current period.

Non-cash charges such as depreciation and amortization are based upon the historical cost of Keyera's property, plant and equipment and do not accurately represent the fair market value or the replacement cost of the assets in today's economic environment, nor do they affect cash flow generated in the current period.

Non-cash unrealized gains and losses on financial instruments result from Keyera's use of financial contracts, such as energy-related forward sales, price swaps, physical exchanges and options, to manage the commodity price risk inherent in the marketing business. Their fair value is determined based upon estimates of future prices. The change in fair value of these contracts during the current period has no effect on cash flow generated. Upon settlement in future periods, the unrealized estimate is reversed and the realized gain or loss is included in earnings.

Due to the inclusion of such non-cash charges in net earnings, distributions paid may exceed net earnings. Although non-cash charges do not affect current period cash generation, any excess of distributions over net earnings would be a return of unitholders' capital.

Distributable Cash Flow
Distributable cash flow is not a standard measure under GAAP and therefore may not be comparable to similar measures reported by other entities. Distributable cash flow is used to assess the level of cash flow generated from ongoing operations and to evaluate the adequacy of internally generated cash flow to fund distributions.

Following is a reconciliation of distributable cash flow to its most closely related GAAP measure, cash flow from operating activities:

Distributable Cash Flow (in thousands of dollars)	**Three months ended March 31, 2008**	2007
Cash flow from operating activities	**58,412**	57,591
Add (deduct):		
Changes in non-cash working capital	**(17,569)**	(20,376)
Maintenance capital	**(341)**	(351)
Non-controlling interest distributable cash flow	—	(316)
Distributable cash flow	**40,502**	36,548
Distributions declared to unitholders	**25,661**	21,773

Distributable cash flow of $40.5 million in the first quarter of 2008 exceeded distributions declared to unitholders of $25.7 million. The distributions declared in the first quarter of $25.7 million included a special distribution of $1.4 million ($0.023529 per unit) as part of the internal reorganization, completed on January 2, 2008, of certain of the Fund's subsidiaries. This special distribution consisted of cash in the amount of $0.2 million ($0.003529 per unit) and securities of certain subsidiaries of the Fund having an aggregate value of $1.2 million ($0.02 per unit). Each security was redeemed for one special non-voting unit of the Fund ("Fund special units"). These Fund special units were then converted into regular units. The regular units were consolidated such that upon completion of the reorganization, each unitholder continued to hold the same number of units as was held immediately prior to the reorganization.

Changes in non-cash working capital are excluded from the determination of distributable cash flow because they are primarily the result of seasonal fluctuations in product inventories or other temporary changes and are generally funded with short-term debt. Also deducted from distributable cash flow are maintenance capital expenditures that are funded from current operating cash flow.

Distribution policy
In determining the level of cash distributions to unitholders, Keyera's Board of Directors takes into consideration current and expected future levels of distributable cash flow (including income tax), capital expenditures, borrowings and debt repayments, changes in working capital requirements and other factors.

Over the long-term, Keyera expects to pay distributions from distributable cash flow. Growth capital expenditures will be funded from retained operating cash flow, along with proceeds from additional debt or equity, as required. Although Keyera intends to continue to make regular monthly cash distributions to its unitholders, these distributions are not guaranteed.

The business of the Fund is subject to operational and commercial risks that could adversely affect future operating results, earnings, cash flow and distributions to unitholders. These risks include declines in throughput, operational problems and hazards, cost overruns, increased competition, regulatory intervention, environmental considerations, uncertainty of abandonment costs and dependence upon key personnel. These risks are identified and discussed in greater detail in Keyera's Annual Information Form, available on SEDAR, as well as in the "Business Environment", "Results of Operations – Marketing" and "Liquidity and Capital Resources" sections of this MD&A.

Standard and Poor's has assigned the Fund an SR-3 stability rating, indicating the expectation of a high level of stability in distributions.

Units and Convertible Debentures

During the first quarter of 2008, $0.5 million of convertible debentures (before adjustment for deferred financing costs) were converted into 45,164 trust units and 45,374 trust units were issued under the DRIP in consideration of $0.8 million, bringing the total units outstanding at March 31, 2008 to 61,354,910. Convertible debentures outstanding at March 31, 2008 were $21.3 million.

FUND REORGANIZATION AND TAXATION INFORMATION

In June 2007, unitholders approved an internal reorganization of Keyera's legal structure (the "Reorganization"). On January 2, 2008, upon receipt of a favourable advance ruling from the Canada Revenue Agency and the final order from the Alberta Court of Queen's Bench approving the plan of arrangement for the amended Reorganization, the Reorganization was completed. The Reorganization is described in detail in the Material Change Report as filed on SEDAR (www.sedar.com) on January 11, 2008.

The Reorganization streamlined Keyera's legal structure and simplified accounting, legal reporting and income tax compliance, all of which is expected to reduce the general and administrative costs associated with these activities. The new structure also permits Keyera to defer the utilization of some tax pools until after January 1, 2011. This enhanced tax planning flexibility should enable Keyera to minimize the amount of cash taxes payable in 2011, when Keyera is expected to become taxable under the SIFT Legislation.

While there were no significant immediate tax savings within Keyera's structure as a result of the Reorganization, our recent capital investment program and associated changes will have the added benefit of reducing cash taxes payable in the short term. As well, Keyera plans to reduce the use of its available tax deductions from 2008 through 2010, thereby increasing deductions available for the years after 2010. As at January 1, 2008, Keyera had approximately $325 million of unutilized tax pools and deductions, consisting mostly of class 41 undepreciated capital costs, available for deduction by the Fund's subsidiaries.

With the announcement that provincial income tax rates applicable to Keyera and other SIFTs will be harmonized with corporate income tax rates, it is not expected to be materially more costly for Keyera to remain an income trust after January 1, 2011. As a result of the recently completed Reorganization and the ability to preserve tax pools until 2011, Keyera will be able to minimize income taxes into the future, whether as an income trust or as a corporation. It is Keyera's intent to continue to grow by investing in long-life assets and thereby grow its distributions to unitholders, regardless of its structure. Although no decision has been made with respect to Keyera's future structure, Keyera is well positioned to continue as an income trust. However, if income trusts are no longer perceived as an attractive investment vehicle, Keyera is also well positioned to consider conversion to a corporate structure, at the appropriate time.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting policies

Keyera's unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The changes in accounting policies are described in Note 3 to the unaudited Interim Consolidated Financial Statements and Note 2 of the 2007 Annual Report.

Changes in accounting policies

Effective January 1, 2008, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1535, Capital Disclosures;
- Section 3031, Inventories;
- Section 3862, Financial Instruments – Disclosures; and
- Section 3863, Financial Instruments – Presentation

Section 1535, Capital Disclosures, requires entities to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Adoption of this new standard did not have an effect on the statements of financial position, net earnings or cash flows of the Fund. The new disclosure requirements have been included in the notes to the interim consolidated financial statements.

Section 3031, Inventories, requires the measurement of inventories at the lower of cost and net realizable value and the consistent use of either first-in, first-out or a weighted-average cost formula to measure cost. The reversal of previous net realizable value write-downs is required when there is a subsequent increase to the value of inventories. The Fund adopted this standard prospectively on January 1, 2008 in accordance with the transitional provisions. Inventory is measured at the lower of cost and net realizable value, less any costs to sell. Cost is determined on a weighted-average cost formula. There was no material impact upon adoption of this standard.

Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Adoption of sections 3862 and 3863 did not have an effect on the statements of financial position, net earnings or cash flows of the Fund. The new disclosure requirements have been included in the notes to the interim consolidated financial statements.

Future changes in accounting policies

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRSs")

In April 2008, CICA published the exposure draft "Adopting IFRSs in Canada". The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will

be required to prepare financial statements in accordance with IFRSs. The Fund is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This new section will be effective for the Fund for periods ending after January 1, 2009. The Fund is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Internal control over financial reporting

No changes were made in Keyera's internal control over financial reporting during the interim period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, Keyera's internal control over financial reporting.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for Keyera:

Three months ended (Thousands of Canadian dollars)

	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Mar 31, 2008
Operating revenues:								
- Marketing	279,241	279,492	286,325	307,342	292,326	276,957	373,916	493,334
- Gathering and Processing	40,772	44,290	43,621	41,949	44,277	50,744	50,520	48,573
- NGL Infrastructure	8,549	10,878	10,855	9,692	9,525	10,044	11,849	10,870
Net earnings[1]	25,969	11,797	14,928	19,012	(59,870)	15,310	40,027	55,502
Net earnings per unit ($/unit)								
Basic	0.43	0.19	0.25	0.31	(0.98)	0.25	0.65	0.91
Diluted	0.39	0.16	0.24	0.31	(0.95)	0.25	0.64	0.88
Trust units outstanding (thousands):								
Weighted average (basic)	60,560	60,692	60,865	60,972	61,061	61,136	61,219	61,295
Weighted average (diluted)	62,768	62,817	62,869	62,918	62,967	63,011	63,059	63,105
Distributions to unitholders	21,631	21,679	21,742	21,773	22,538	22,931	22,965	25,661

[1] Since the adoption of the new accounting standards effective January 1, 2007, Keyera has had no transactions that required the use of other comprehensive income and therefore comprehensive income equals net earnings.

For a discussion of the factors affecting variations over the quarters, refer to "Results of Operations" in this MD&A.

Investor Information

DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders were $0.42 per unit in the first quarter. The Fund is focused on stable long-term distributions that grow over time. The Board of Directors will consider increasing the level of cash distributions when it is confident that such increase can be sustained.

TAXABILITY OF DISTRIBUTIONS

For income tax purposes, distributions paid and declared to Canadian residents in 2007 were 66.2% return of capital with the remainder ordinary income. Additional information is available on Keyera's website under "Investor Information". Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units.

Keyera currently anticipates distributions will be largely or fully taxable for Canadian non-exempt unitholders in 2008. This outlook is affected by Keyera's organizational structure and is subject to change, depending on the levels of profitability and capital expenditures in each of Keyera's operating entities. Both Canadian and non-resident unitholders should seek independent tax advice in respect of the consequences to them of acquiring, holding and disposing of units. Factors that could affect the performance of the Fund and the taxability of the distributions are discussed in the Fund's Annual Information Form, which is available on SEDAR.

SUPPLEMENTARY INFORMATION

A breakdown of Keyera's operational and financial results, including volumetric and contribution information by major business unit, is available on our website at www.keyera.com under "Investor Information, Financial Information".

FIRST QUARTER 2008 RESULTS CONFERENCE CALL AND WEBCAST

Keyera will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the first quarter 2008 results at 8:00 am MDT (10:00 am EDT) on May 14, 2008. Callers may participate by dialing either 800-732-6179 or 416-644-3416. A recording of the call will be available for replay until midnight, May 21, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21268304 followed by the pound key.

Internet users can listen to the call live on Keyera's website at www.keyera.com under "Investor Information, Webcasts". Shortly after the call, an audio archive will be posted on the website for 90 days.

QUESTIONS

We welcome questions from interested parties. Calls should be directed to Keyera's Investor Relations Department at 403-205-7670, toll free at 888-699-4853 or via email at ir@keyera.com. Information on Keyera can also be found on our website at www.keyera.com.

Keyera Facilities Income Fund
Interim Consolidated Statements of Financial Position
(Thousands of Canadian dollars)
(unaudited)

As at:	**March 31, 2008 $**	December 31, 2007 $
ASSETS		
Current assets		
Cash and cash equivalents	**6,572**	15,657
Accounts receivable	**270,032**	243,889
Inventory *(note 4)*	**36,701**	76,594
Other current assets	**5,677**	2,299
	318,982	338,439
Property, plant and equipment	**954,680**	914,087
Intangible assets	**5,818**	6,394
Goodwill	**71,234**	71,234
Future income tax assets *(note 8)*	**355**	845
	1,351,069	1,330,999
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**234,600**	235,124
Distributions payable *(note 11)*	**8,283**	7,658
Current portion of long-term debt	**20,000**	20,000
	262,883	262,782
Long-term debt *(note 5)*	**313,298**	313,243
Convertible debentures *(note 6)*	**20,981**	21,476
Asset retirement obligation *(note 7)*	**39,355**	37,807
Future income tax liabilities *(note 8)*	**131,674**	145,214
	768,191	780,522
Unitholders' equity		
Unitholders' capital *(note 9)*	**684,485**	681,925
Deficit	**(101,607)**	(131,448)
	582,878	550,477
	1,351,069	1,330,999

Commitments and contingencies *(note 15)*

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Net Earnings, Comprehensive Income and Deficit
For the Three Months Ended March 31

(Thousands of Canadian dollars, except unit information)
(unaudited)

	2008 $	2007 $
Operating revenues		
Marketing	**493,334**	307,342
Gathering and Processing	**48,573**	41,949
NGL Infrastructure	**10,870**	9,692
	552,777	358,983
Operating expenses		
Marketing	**456,754**	289,308
Gathering and Processing	**20,863**	21,226
NGL Infrastructure	**5,409**	5,380
	483,026	315,914
	69,751	43,069
General and administrative	**8,904**	5,347
Interest expense on long-term indebtedness	**5,269**	3,501
Other interest expense	**22**	1,127
Depreciation and amortization	**10,536**	10,588
Accretion expense *(note 7)*	**672**	646
	25,403	21,209
Earnings before tax and non-controlling interest	**44,348**	21,860
Income tax (recovery) expense *(note 8)*	**(11,154)**	2,582
Earnings before non-controlling interest	**55,502**	19,278
Non-controlling interest *(note 18)*	**—**	266
Net earnings	**55,502**	19,012
Other comprehensive income	**—**	—
Comprehensive income	**55,502**	19,012
Deficit, beginning of period	**(131,448)**	(55,721)
Distributions to unitholders *(note 11)*	**(25,661)**	(21,773)
Deficit, end of period	**(101,607)**	(58,482)
Weighted average number of units (thousands) *(note 10)*		
- basic	**61,295**	60,972
- diluted	**63,105**	62,918
Net earnings per unit *(note 10)*		
- basic	**0.91**	0.31
- diluted	**0.88**	0.31

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.

Keyera Facilities Income Fund
Interim Consolidated Statements of Cash Flows
For the Three Months Ended March 31
(Thousands of Canadian dollars)
(unaudited)

Net inflow (outflow) of cash:	2008 $	2007 $
Operating activities		
Net earnings	**55,502**	19,012
Items not affecting cash:		
Depreciation and amortization	**10,536**	10,588
Accretion expense	**672**	646
Unrealized (gain) loss on derivative instruments held for trading	**(12,787)**	5,345
Future income tax (recovery) expense *(note 8)*	**(13,050)**	1,396
Non-controlling interest *(note 18)*	**—**	266
Asset retirement obligation expenditures *(note 7)*	**(29)**	(38)
Changes in non-cash working capital *(note 16)*	**17,568**	20,376
	58,412	57,591
Investing activities		
Capital expenditures	**(49,797)**	(2,102)
Acquisition of non-controlling interest *(note 18)*	**—**	(1,513)
Proceeds on sale of assets	**150**	4,200
Changes in non-cash working capital *(note 16)*	**5,146**	(3,354)
	(44,501)	(2,769)
Financing activities		
Repayment of credit facilities	**—**	(32,149)
Issuance of trust units *(note 9)*	**816**	800
Distributions paid to unitholders *(note 11)*	**(23,812)**	(21,763)
	(22,996)	(53,112)
Net cash (outflow) inflow	**(9,085)**	1,710
Cash (bank indebtedness), beginning of period	**15,657**	(96)
Cash, end of period	**6,572**	1,614

The accompanying notes to the interim consolidated financial statements are an integral part of these statements.
See note 16 for cash interest and taxes paid.

Keyera Facilities Income Fund
Notes to Interim Consolidated Financial Statements
For Three Months Ended March 31, 2008
(All amounts expressed in thousands of Canadian dollars, except as otherwise noted)
(unaudited)

1. Structure of the Fund

Keyera Facilities Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the Fund Declaration of Trust dated April 3, 2003. The Fund has a 100% direct and indirect interest in Keyera Energy Limited Partnership (the "Partnership").

The Partnership is involved in the business of natural gas gathering and processing, as well as natural gas liquids ("NGLs") and crude oil processing, transportation, storage and marketing in Canada and the U.S. Its operating subsidiaries include Keyera Energy Facilities Ltd. ("KEFL"), Keyera Energy Ltd. ("KEL"), Keyera Energy Inc. ("KEI"), Rimbey Pipeline Limited Partnership ("RPLP") and Alberta Diluent Terminal Limited Partnership ("ADTLP").

The Fund makes monthly cash distributions to unitholders of record on the last business day of each month. The amount of the distributions per trust unit is equal to the pro rata share of the distribution received directly from the Partnership.

2. Basis of presentation

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The accounting policies applied are consistent with those disclosed in the Fund's consolidated financial statements as at and for the year ended December 31, 2007 as included in the Fund's 2007 Annual Report to unitholders except for the changes made in adopting new accounting standards discussed in note 3.

These unaudited interim consolidated financial statements as at and for the three months ended March 31, 2008 do not include all disclosures required for the preparation of annual consolidated financial statements and should be read in conjunction with the Fund's consolidated financial statements as at and for the year ended December 31, 2007.

Interim periods may not be representative of the results expected for the full year of operation due to seasonality.

3. Changes in accounting policies

Effective January 1, 2008, the Fund adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Section 1535, Capital Disclosures;
- Section 3031, Inventories;
- Section 3862, Financial Instruments – Disclosures; and
- Section 3863, Financial Instruments – Presentation

Section 1535, Capital Disclosures, requires entities to provide users of financial statements with information to evaluate the entity's objectives, policies and processes for managing capital. Adoption of this new standard did not have an effect on the statements of financial position, net earnings or cash flows of the Fund. The new disclosure requirements have been included in these notes to the unaudited interim consolidated financial statements.

Section 3031, Inventories, requires the measurement of inventories at the lower of cost and net realizable value and the consistent use of either first-in, first-out or a weighted-average cost formula to measure cost. The reversal of previous net realizable value write-downs is permitted when there is a subsequent increase to the value of inventories. The Fund adopted this standard prospectively on January 1, 2008 in accordance with the transitional provisions. Inventory is measured at the lower of cost and net realizable value, less any costs to sell. Cost is determined on a weighted-average cost formula. There was no material impact upon adoption of this standard.

Section 3862, Financial Instruments – Disclosures, requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments to the entity's financial position and performance. It also requires that entities disclose the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 3863, Financial Instruments – Presentation, establishes standards for presentation of financial instruments and non-financial derivatives and deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Adoption of sections 3862 and 3863 did not have an effect on the statements of financial positions, net earnings or cash flows of the Fund. The new disclosure requirements have been included in these notes to the unaudited interim consolidated financial statements.

Future accounting and reporting changes

Convergence of Canadian GAAP with International Financial Reporting Standards ("IFRSs")
In April 2008, the CICA published the exposure draft "Adopting IFRSs in Canada". The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Fund is currently reviewing the standards to determine the potential impact on its consolidated financial statements.

Goodwill and Intangible Assets
In February 2008, the Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing existing guidance (Sections 3062 and 3450) for these areas. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This new section will be effective for the Fund beginning January 1, 2009. The Fund is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

4. Inventory

The total carrying amount and classification of inventory is as follows:

As at	**March 31, 2008 $**	December 31, 2007 $
NGLs	**36,310**	76,112
Natural gas	**—**	162
Other	**391**	320
Total inventory	**36,701**	76,594

For the period ended March 31, 2008, all inventory was carried at cost, and the cost of inventory expensed in the period was $451,666.

5. Credit facilities and long-term debt

As at	March 31, 2008 $	December 31, 2007 $
Bank credit facilities (a)	—	—
Total credit facilities	—	—
Current portion of long-term debt	**20,000**	20,000
Long-term debt (b)	**315,000**	315,000
Deferred financing costs	**(1,702)**	(1,757)
Total long-term debt	**333,298**	333,243

(a) The Partnership has a $150,000 unsecured revolving credit facility with certain Canadian financial institutions led by the Royal Bank of Canada. The facility has a three-year revolving term and matures on April 21, 2011, unless extended. In addition, the Royal Bank of Canada has provided a $15,000 revolving demand facility and the Toronto Dominion Bank has provided a $15,000 revolving demand facility. The revolving credit facilities bear interest based on the lenders' rates for Canadian prime commercial loans, U.S. Base rate loans, Libor loans, or Bankers' Acceptances rates. Interest expense for the three months ended March 31, 2008 included a fixed commitment fee resulting in a weighted average interest rate of 12.0% (three months ended March 31, 2007 – 5.42%). As at March 31, 2008, the balance outstanding on the bank credit facilities was $nil (December 31, 2007 - $nil).

(b) In 2003, $125,000 of unsecured senior notes were issued by the Partnership and KEFL in three parts: $20,000 due in 2008 bearing interest at 5.42%, $52,500 due in 2010 bearing interest at 5.79% and $52,500 due in 2013 bearing interest at 6.16%. Interest is payable monthly. Financing costs of $1,215 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three months ended March 31, 2008 were 3.63%, 5.94% and 6.28% for the notes due in 2008, 2010 and 2013 respectively (three months ended March 31, 2007- 5.63%, 5.95% and 6.29%).

In 2004, $90,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership. The notes bear interest at 5.23% and mature on October 1, 2009. Interest is payable semi-annually. Financing costs of $568 have been deferred and are amortized using the effective interest rate method over the remaining term of the debt. The effective interest rate for the three months ended March 31, 2008 was 5.36% (three months ended March 31, 2007 – 5.37%).

In 2007, $120,000 of unsecured senior notes were issued by KEFL and guaranteed by the Partnership and the Fund in two tranches: $60,000 due in 2017 bearing interest at 5.89% and $60,000 due in 2022 bearing interest at 6.14%. Interest is payable semi-annually. Financing costs of $1,116 have been deferred and are amortized using the effective interest rate method over the remaining terms of the related debt. The effective interest rates for the three months ended March 31, 2008 were 6.03% and 6.26% for the notes due in 2017 and 2022 respectively.

6. Convertible debentures

In 2004, the Fund issued convertible unsecured subordinated debentures in the principal amount of $100,000. The convertible debentures bear interest at 6.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year. Interest expense of $367 has been accrued for the three months ended March 31, 2008 (three months ended March 31, 2007 - $421). These debentures will mature on June 30, 2011 and are convertible into trust units of the Fund at the option of the holders at any time prior to maturity at a conversion price of $12.00 per unit. At March 31, 2008, $78,720 debentures had been converted to trust units (December 31, 2007 - $78,178).

Financing costs consisting of an underwriters' commission of $4,000 and issuance costs of $332 have been deferred, and when there are no conversions are being amortized over the term of the debt using the effective interest rate method. Upon conversion of the debentures, the financing cost related to the principal amount of debt converted is adjusted and is recognized as a charge to unitholders' equity. As a result of conversions to date at March 31, 2008, $2,881 has been reclassified to unitholders' equity (December 31, 2007 - $2,857). As at March 31, 2008, $299 of financing costs remain. The effective interest rate for the three months ended March 31, 2008 was 7.36% (three months ended March 31, 2007 - 7.36%).

7. Asset retirement obligation

The following table presents the reconciliation between the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Fund's facilities.

	$
Balance, January 1, 2007	**34,533**
Liabilities acquired	644
Liabilities settled	(213)
Revisions in estimated cash flows	361
Accretion expense	2,482
Balance, December 31, 2007	**37,807**
Liabilities acquired	1,548
Liabilities disposed	(643)
Liabilities settled	(29)
Revisions in estimated cash flows	—
Accretion expense	672
Balance, March 31, 2008	**39,355**

8. Income taxes

On June 22, 2007, Bill C-52 Budget Implementation Act, 2007 was enacted by the Canadian federal government. As a result of this legislation, a new tax will be applied to distributions from publicly traded trusts in Canada. The new tax is not expected to apply to the Fund until 2011 as the government has provided a transition period for publicly traded trusts that existed prior to November 1, 2006.

The following is a reconciliation of income taxes, calculated at the combined federal and provincial income tax rate, to the income tax provision included in the consolidated statements of net earnings.

Three months ended March 31	2008 $	2007 $
Earnings before tax and non-controlling interest	**44,348**	21,860
Income from the Fund distributable to unitholders	**(24,730)**	(12,623)
Income before taxes – operating subsidiaries	**19,618**	9,237
Income tax at statutory rate of 29.5% (2007 – 32.12%)	**5,787**	2,967
Non (taxable) deductible items excluded from income for tax purposes	**(3,812)**	570
Rate adjustments	**(13,691)**	(349)
Benefit of non-capital losses previously not recorded	**—**	(566)
Adjustments to tax pool balances	**24**	(296)
Other	**538**	256
	(11,154)	2,582
Classified as:		
Current	**1,896**	1,186
Future	**(13,050)**	1,396
Income tax (recovery) expense	**(11,154)**	2,582

For income tax purposes, the subsidiaries of the Fund have non-capital losses carried forward of approximately $2,834 at March 31, 2008 (December 31, 2007 - $2,981) which are available to offset income of specific entities of the consolidated group in future periods. The benefit of these losses has been recorded at March 31, 2008.

The future income tax (liabilities) assets relate to losses and to the (taxable) deductible temporary differences in the carrying values and tax bases as follows:

As at	March 31, 2008 $	December 31, 2007 $
Property, plant and equipment	**(138,972)**	(152,747)
Asset retirement obligation	**9,381**	9,992
Long-term incentive plan	**2,505**	1,954
Intangible assets	**(936)**	(941)
Other	**(3,652)**	(3,472)
Future income tax liabilities	**(131,674)**	(145,214)
Property, plant and equipment	**(495)**	(444)
Asset retirement obligation	**80**	78
Non-capital losses	**770**	832
Intangible assets	**—**	379
Future income tax assets	**355**	845

9. Unitholders' capital

The Declaration of Trust provides that an unlimited number of trust units may be authorized and issued. Each trust unit is transferable, and represents an equal undivided beneficial interest in any distribution from the Fund and in the net assets of the Fund in the event of termination or winding-up of the Fund. All trust units are of the same class with equal rights and privileges.

The Declaration of Trust also provides for the issuance of an unlimited number of special trust units that will be used solely for providing voting rights to persons holding securities that are directly or indirectly exchangeable for units and that, by their terms, have voting rights in the Fund.

The trust units are redeemable at the holder's option at an amount equal to the lesser of: (i) 90% of the weighted average price per unit during the period of the last 10 trading days during which the trust units were traded on the Toronto Stock Exchange; and (ii) an amount equal to (a) the closing market price of the units; (b) an amount equal to the average of the highest and lowest prices of units if there was trading on the date on which the units were tendered for redemption; or (c) the average of the last bid and ask prices if there was no trading on the date on which the units were tendered for redemption.

Redemptions are subject to a maximum of $50 cash redemptions in any particular month. Redemptions in excess of this amount will be paid by way of a distribution in specie of assets of the Fund that may include notes issued by the Fund.

The Fund has a Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") that permits unitholders to reinvest cash distributions for additional units. This plan allows eligible participants an opportunity to reinvest distributions into trust units at a 3% discount to a weighted average market price, so long as units are issued from treasury under the DRIP. The Fund has the right to notify participants that units will be acquired in the market, in which case units will be purchased at the weighted average market price. Eligible unitholders can also make optional unit purchases under the optional unit purchase component of the plan at the weighted average market price.

Trust units issued and unitholders' capital	**Number of Units**	**$**
Balance, January 1, 2007	**60,930,753**	**677,025**
Units issued on conversion of convertible debentures	143,321	1,645
Units issued pursuant to DRIP	190,298	3,255
Balance, December 31, 2007	**61,264,372**	**681,925**
Units issued as part of reorganization (note 19)	—	1,225
Units issued on conversion of convertible debentures	45,164	519
Units issued pursuant to DRIP	45,374	816
Balance, March 31, 2008	**61,354,910**	**684,485**

10. Net earnings per unit

Basic per unit calculations for the three months ended March 31, 2008 and 2007 were based on the weighted average number of units outstanding for the related period. Convertible debentures were in the money for the three months ended March 31, 2008 and 2007 and contributed to the increase in diluted weighted average number of units for these periods.

Three months ended March 31	**2008** **$**	2007 $
Net earnings - basic	**55,502**	19,012
Effect of convertible debentures (net of tax)	**248**	255
Net earnings - diluted	**55,750**	19,267

Three months ended March 31 (thousands)	**2008**	2007
Weighted average number of units - basic	**61,295**	60,972
Additional units if debentures converted	**1,810**	1,946
Weighted average number of units - diluted	**63,105**	62,918

11. Accumulated distributions to unitholders

	$
Balance, January 1, 2007	**217,988**
Unitholders' distributions declared and paid	82,548
Unitholders' distributions declared	7,658
Balance, December 31, 2007	**308,194**
Unitholders' distributions declared and paid	15,937
Unitholders' distributions declared	8,283
Unitholders' special distribution – non cash portion (note 19)	1,225
Unitholders' special distribution – cash portion (note 19)	216
Balance, March 31, 2008	**333,855**

Pursuant to the Fund Declaration of Trust dated April 3, 2003 and its subsequent amendments, the Fund makes monthly distributions to holders of record on the last day of each month. Payments are made on or about the 15th day of the following month.

Distributions are paid from "Cash Flow of the Trust", a term that is defined in the Fund Declaration of Trust dated April 3, 2003. The Board of Directors of the Fund's administrator may, on or before each Distribution Record Date, declare payable all or any part of the Cash Flow of the Trust for the Distribution Period. The amount and level of distributions to be made for each Distribution Period are determined at the discretion of the Board of Directors. In determining its distribution policy, the Board of Directors considers several factors, including the Fund's current and future cash flow, capital requirements, debt repayments and other factors.

12. Compensation plans

The Long Term Incentive Plan (the "LTIP" or the "Plan") compensates officers, directors, key employees and consultants by delivering units of the Fund or paying cash in lieu of units. Participants in the LTIP are granted rights ("unit awards") to receive units of the Fund on specified dates in the future. The Plan permits the Board of Directors to authorize the grant of unit awards from time to time. Units are acquired in the marketplace under the plan.

The Plan consists of two types of unit awards, which are described below. Unit awards and the delivery of units under the Plan are accounted for in accordance with the intrinsic value method of accounting for stock-based compensation. The aggregate compensation cost recorded for the Plan was $3,085 for the three months ended March 31, 2008 (three months ended March 31, 2007 - $1,136).

(a) Performance Unit Awards

The Performance Unit Awards will vest 100% on the third anniversary of the effective date of each award, July 1, 2005, July 1, 2006 and July 1, 2007. The number of units to be delivered will be determined by the financial performance of the Fund over the three-year period. The number of units to be delivered will be calculated by multiplying the number of unit awards by an adjustment ratio and a payout multiplier. The adjustment ratio adjusts the number of units to be delivered to reflect the per unit cash distributions paid by the Fund to its unitholders during the term that the unit award is outstanding. The payout multiplier is based upon the actual three-year average annual cash distributions per unit of the Fund. The table below describes the relationship between the three-year average annual cash distribution per unit and the payout multiplier.

	Three-year annual cash distributions per unit			
	July 1, 2005 Grant	July 1, 2006 Grant	July 1, 2007 Grant	Payout Multiplier
	Less than 1.32	Less than 1.42	Less than 1.44	Nil
First range	1.32 – 1.39	1.42 – 1.51	1.44 – 1.51	50%– 99%
Second range	1.40 – 1.55	1.52 – 1.71	1.52 – 1.67	100% – 199%
Third range	1.56 and greater	1.72 and greater	1.68 or greater	200%

As of March 31, 2008, 482,155 Performance Unit Awards (485,105 at December 31, 2007) were outstanding: 162,730 effective July 1, 2005, 142,075 effective July 1, 2006 and 177,350 effective July 1, 2007. The compensation cost recorded for these units for the three months ended March 31, 2008 was $2,766, using the applicable closing market price of a unit of the Fund (three months ended March 31, 2007 - $954).

(b) Time Vested Unit Awards ("Restricted Unit Awards")

Restricted Unit Awards will vest automatically, over a three-year period from the effective date of the award on July 1, 2005, July 1, 2006 and July 1, 2007, regardless of the performance of the Fund. The number of units to be delivered will be modified by an adjustment ratio which reflects the per unit distributions paid by the Fund to its unitholders during the term that the unit award is outstanding.

As of March 31, 2008, 84,420 Restricted Unit Awards (92,275 at December 31, 2007) were outstanding: 9,692 effective July 1, 2005, 22,678 effective July 1, 2006 and 52,050 effective July 1, 2007. The compensation cost recorded for these units for the three months ended March 31, 2008 was $319, using the applicable closing market price of a unit of the Fund (three months ended March 31, 2007 - $182).

13. Financial instruments and risk management

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, distributions payable, credit facilities, long-term debt, convertible debentures and derivatives held for trading (derivative instruments such as foreign exchange contracts, oil price contracts, natural gas price contracts, power price contracts and physical fixed price commodity contracts).

Derivative instruments and cash and cash equivalents are classified as held for trading and are measured at fair value. Accounts receivable are classified as other receivables and are measured at amortized cost. With the exception of derivative instruments held for trading, all financial liabilities are classified as other financial liabilities and are recorded at amortized cost.

Market risk and derivative instruments

Subsidiaries of the Fund enter into contracts to purchase and sell natural gas, NGLs and crude oil. These contracts are exposed to commodity price risk between the times contracted volumes are purchased and sold and foreign currency risk for those sales denominated in U.S. dollars. These risks are actively managed by balancing physical and financial contracts which include energy related forwards, swaps and forward currency contracts and swaps. A risk management committee meets regularly to review and assess the risks inherent in existing contracts and the effectiveness of the risk management strategies. This is achieved by modeling future sales and purchase contracts to monitor the sensitivity of changing prices and volumes.

A significant amount of electricity is consumed by the operating entities at their facilities. Due to the fixed fee nature of some service contracts in place with customers, these entities are unable to flow the cost of electricity to customers in all situations. In order to mitigate this exposure to fluctuations in the price of electricity, price swap agreements may be used. These agreements are accounted for as derivative instruments.

Certain natural gas, NGL and crude oil contracts that require physical delivery at fixed prices are accounted for as derivative instruments.

On occasions, subsidiaries of the Fund will enter into NGL purchase and sale contracts that are settled in a currency other than the currency that is routinely denominated for such commercial transactions. In these instances, the Fund records these non-financial contracts as embedded derivatives. Embedded derivatives are accounted for as derivative instruments.

Derivative instruments held for trading are recorded on the consolidated statement of financial position at fair value. Changes in the fair value of these financial instruments are recognized in earnings in the period in which they arise.

As at March 31, 2008, $4,023 of assets held for trading were included in accounts receivable and $690 of liabilities held for trading were included in accounts payable and accrued liabilities (December 31, 2007 - $3,112 included in accounts receivable and $12,566 included in accounts payable and accrued liabilities). The change in fair value of derivative instruments is recorded in Marketing operating revenue and NGL Infrastructure operating expense.

The change in fair value relating to derivative instruments were as follows:

	Three months ended March 31,	
	2008	2007
Unrealized gain (loss)	**$**	$
Marketing	**12,300**	(5,457)
NGL Infrastructure	**487**	112

As at March 31, 2008, derivative instruments held for trading were exposed to commodity price risk. The following table outlines the increase (decrease) to net earnings and comprehensive income attributable to derivative instruments if there was a 10% change in the price of the commodity:

	March 31, 2008
As at	**$**
Natural gas	(142)
Electricity	(286)
NGLs	2,120
Total increase (decrease) to net earnings and comprehensive income attributable to derivative instruments	**1,692**

The fair values of the derivative instruments held for trading are listed below and represent an estimate of the amount that the Fund would receive (pay) if these instruments were closed out at the end of the period.

As at March 31, 2008	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	319	319	7.77/GJ	327,420 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	513	513	55/MWh	16,500 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2009)	2,135	2,135	107.38/Bbl	467,955 Bbls
Buyer of fixed price swaps (maturing by September 30, 2008)	1,056	1,056	91.10/Bbl	283,790 Bbls
Currency:				
Seller of forward contracts (maturing by May 5, 2008)	(690)	(690)	1.0279/USD	US$21,500,000
Physical contracts:				
Seller of fixed price forward contracts	—	—	—	—

As at December 31, 2007	Carrying Amount $	Fair Value $	Weighted Average Price $	Notional Volume
Natural gas:				
Buyer of fixed price swaps (maturing by October 31, 2008)	(98)	(98)	6.90/GJ	198,000 GJs
Electricity:				
Buyer of fixed price swaps (maturing by December 31, 2008)	444	444	55/MWh	21,960 MWhs
NGLs:				
Seller of fixed price swaps (maturing by March 31, 2008)	(11,984)	(11,984)	77.97/Bbl	717,345 Bbls
Buyer of fixed price swaps (maturing by March 31, 2008)	2,489	2,489	78.43/Bbl	153,999 Bbls
Currency:				
Seller of forward contracts (maturing by January 25, 2008)	111	111	1.0199/USD	US$ 6,500
Physical contracts:				
Seller of fixed price forward contracts (maturing by March 31, 2008)	(417)	(417)	53.67/Bbl	54,584 Bbls

The estimated fair value of all derivatives held for trading is based on quoted market prices and, if not available, on estimates from third-party brokers or dealers.

Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. The Fund's functional currency is the Canadian dollar. All of the Fund's debt is denominated in Canadian dollars and is therefore not exposed to foreign currency risk. The Gathering and Processing and NGL Infrastructure segments are also not subject to foreign currency risk as all sales and virtually all purchases are denominated in Canadian dollars. In the Marketing business, approximately US$111,603 of sales were priced in U.S. dollars for the three months ended March 31, 2008 (three months ended March 31, 2007 – US$81,958). Foreign currency risk is actively managed by using forward currency

contracts and swaps. Management monitors the exposure to foreign currency risk and regularly reviews its financial instrument activities and all outstanding positions.

The Fund recorded $802 of realized foreign currency gain relating to U.S. dollar denominated cash, accounts receivable and accounts payable in Marketing operating expenses for the three months ended March 31, 2008 (three months ended March 31, 2007 - $176 loss). A further $303 of unrealized foreign currency loss was recorded in Marketing operating expenses (three months ended March 31, 2007 - $154 gain).

As at March 31, 2008, portions of the Fund's cash, accounts receivable and accounts payable were denominated in U.S. dollars. Based on these U.S. dollar financial instrument balances, net earnings and comprehensive income for the period ended March 31, 2008 would have increased/decreased by approximately $210 for every $0.01 decrease/increase in the value of the U.S./Canadian dollar exchange rate.

Interest rate risk

The majority of the Fund's interest rate risk is attributed to its fixed and floating rate debt, which is used to finance operations. The Fund's remaining financial instruments are not significantly exposed to interest rate risk. The floating rate debt creates exposure to interest rate cash flow risk, whereas the fixed rate debt creates exposure to interest rate price risk. At March 31, 2008, fixed rate borrowings comprised 100% of total debt outstanding (December 31, 2007 - 100%). The fair value of future cash flows for fixed rate debt fluctuates with changes in market interest rates. It is the Fund's intention to not repay fixed rate debt until maturity and therefore future cash flows would not fluctuate.

The Fund's earnings are sensitive to changes in interest rates on floating rate borrowings. If the interest rates applicable to floating rate borrowings were to have increased/decreased by 1%, it is estimated that net earnings and comprehensive income for the period ended March 31, 2008 would have decreased/increased by approximately $30 based on weighted average debt balances.

Credit risk

The majority of accounts receivable are due from entities in the oil and gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The Fund evaluates and monitors the financial strength of its customers in accordance with its credit policy. Revenue from the two largest customers amounted to 17% of operating revenue for the period ended March 31, 2008 (three months ended March 31, 2007 - 12%).

The Fund's maximum exposure to credit risk, which is a worst case scenario and does not reflect results expected by the Fund, is $270,032 at March 31, 2008. The Fund does not typically renegotiate the terms of trade accounts receivable; however, if a renegotiation does take place, the outstanding balance is included in the accounts receivable analysis below based on the original payment terms. There were no significant renegotiated balances outstanding at March 31, 2008. With respect to counterparties for derivative financial instruments, the credit risk is managed through dealing primarily with recognized futures exchanges or investment grade financial institutions and by maintaining credit policies, which significantly reduce overall counter party credit risk.

The allowance for credit losses is reviewed on a monthly basis. An assessment is made whether an account is deemed impaired based on the number of days outstanding and the likelihood of collection from the counter party.

Accounts receivable As at	March 31, 2008 $
Neither impaired nor past due	242,493
Impaired	1,251
Not impaired but past due in the following periods:	
31 to 60 days	11,914
61 to 90 days	4,427
Over 90 days	7,175
Trade accounts receivable	267,260
Derivatives held for trading (all current)	4,023
Allowance for credit losses	(1,251)
Total accounts receivable	270,032

Allowance for credit losses As at	March 31, 2008 $
Allowance for credit losses, beginning of period	(1,121)
Impairment expense	(130)
Allowance for credit losses, end of period	(1,251)

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Fund's business activities may not be available. The Fund manages liquidity risk by maintaining bank credit facilities, continuously managing forecast and actual cash flows and monitoring the maturity profiles of financial assets and financial liabilities. The Fund has access to a wide range of funding at competitive rates through capital markets and banks to meet the immediate and ongoing requirements of the business.

The following table shows the contractual maturities for financial liabilities of the Fund:

	Within 1 year $	2009 $	2010 $	2011 $	2012 $	2013 $	After 2013 $
Accounts payable and accrued liabilities	234,600	—	—	—	—	—	—
Distributions payable	8,283	—	—	—	—	—	—
Long-term debt[1]	20,000	90,000	52,500	—	—	52,500	120,000
Convertible debentures[2]	—	—	—	21,280	—	—	—

[1] Amounts represent principal only and exclude accrued interest.

[2] Convertible debentures are convertible into trust units of the Fund at the option of the holders at any time prior to maturing (note 6).

Fair value

The carrying values of accounts receivable, accounts payable and accrued liabilities and distributions payable approximate their fair values because the instruments are near maturity or have no fixed repayment terms. The fair value of the credit facilities approximates fair value due to their floating rates of interest. The fair value of the senior fixed rate debt at March 31, 2008 was $333,136 (December 31, 2007 - $337,589) based on third party estimates. The fair value of the Fund's unsecured convertible debentures at March 31, 2008 was $35,112 (December 31, 2007 - $32,078) as determined by reference to quoted market price for the Fund's debentures.

14. Capital Management

The Fund's objectives when managing capital are:

- to safeguard the Fund's ability to continue as a going concern;
- to maintain financial flexibility in order to fund investment opportunities and meet financial obligations; and
- to distribute to unitholders a significant portion of its current cash flow, after
    I. satisfaction of debt service obligations (principal and interest) and income tax expenses,
    II. satisfaction of any reclamation funding requirements,
    III. providing for maintenance capital expenditures and
    IV. retaining reasonable reserves for administrative and other expense obligations and reasonable reserves for working capital and capital expenditures as may be considered appropriate.

The Fund defines its capital as follows:

- Unitholders' equity,
- long-term debt, including working capital;
- credit facilities; and
- cash.

The Fund manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Fund may adjust the amount of distributions paid to unitholders, issue new units, issue new debt or issue new debt to replace existing debt with different characteristics.

The Fund monitors its capital structure primarily based on its consolidated debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio. This ratio is calculated as consolidated debt divided by a twelve-month trailing EBITDA, which are non-GAAP measures.

For the period ended March 31, 2008, the Fund's capital management strategy was unchanged from the prior year. The Fund currently intends to maintain a consolidated debt to consolidated EBITDA ratio of less than 3.5.

Consolidated Debt **As at**	**March 31, 2008** **$**
Bank credit facilities	—
Long-term debt	**315,000**
Working capital (surplus) deficit[1]	**(56,099)**
Consolidated debt	**258,901**

Consolidated EBITDA Twelve months ended		March 31, 2008 $
Operating revenues[3]		1,672,935
Operating expenses[3]		(1,467,167)
Unrealized (gain) loss on derivative instruments[3]		(5,569)
General and administrative expenses[2]		(25,439)
Consolidated EBITDA		174,760
	Guideline[1]	
Consolidated debt to consolidated EBITDA	< 3.5	1.48

[1] The Fund currently intends to maintain a consolidated debt to consolidated EBITDA ratio of less than 3.5.
[2] Working capital is defined as current assets less current liabilities.
[3] Operating revenues, operating expenses unrealized (gain) loss on derivative instruments and general and administrative expenses shown above are on a trailing twelve-month basis and therefore can not be directly derived from the financial statements.

Consolidated debt to consolidated EBITDA is also a measure used as a financial covenant for the Fund's credit facilities and long-term debt agreements. The Fund is also subject to the following financial covenants:

- Debt to capitalization
- Consolidated EBITDA to consolidated interest charges
- Priority debt to consolidated total assets

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be directly derived from the financial statements. The Fund was in compliance with all financial covenants as at March 31, 2008.

As a result of the Canadian trust taxation legislation passed in June 2007, the Fund is subject to certain limitations on the issuance of new equity referred to as "normal growth" limitations. The amount of new equity that can be issued by the Fund for the current and following two years, based on the Fund's market capitalization on October 31, 2006, is approximately as follows:

Normal growth capital allowed in:	Annual $	Cumulative $
2008	262,000	786,000
2009	262,000	1,048,000
2010	262,000	1,310,000

If the normal growth limitations were exceeded, the Fund may be subject to taxation prior to 2011. As at March 31, 2008, the normal growth limitations have not been exceeded.

15. Commitments and contingencies

The Fund, through its operating entities, is involved in various contractual agreements in the normal course of its operations. The agreements range from one to eleven years and comprise the processing of a major oil and gas producer's natural gas and the purchase of NGL production in the areas specified in the agreements. The purchase prices are based on current period market prices.

There are operating lease commitments relating to railway tank cars, vehicles, computer hardware, office space, terminal lease space and natural gas transportation. The estimated annual minimum operating lease rental payments from these commitments are as follows:

	$
2008	**6,470**
2009	**7,965**
2010	**6,446**
2011	**5,157**
2012	**4,059**
Thereafter	**2,034**
	32,131

There are legal actions for which the ultimate results cannot be ascertained at this time. Management does not expect the outcome of any of these proceedings to have a material effect on the financial position or results of operations.

16. Supplemental cash flow information

Changes in non-cash working capital

Three months ended March 31	**2008** **$**	2007 $
Cash provided by (used in):		
Accounts receivable	**(13,266)**	(10,514)
Inventory	**39,893**	(6,155)
Other current assets	**(3,378)**	978
Accounts payable and accrued liabilities	**(535)**	32,713
Changes in non-cash working capital	**22,714**	17,022
Relating to:		
Operating activities	**17,568**	20,376
Investing activities	**5,146**	(3,354)
Other cash flow information		
Interest paid	**4,221**	5,227
Taxes paid	**3,980**	957

17. Segmented information

The Fund has three reportable segments: Marketing, Gathering and Processing and NGL Infrastructure. The Marketing business consists of marketing NGLs, sulphur and crude oil. Gathering and Processing includes natural gas gathering and processing. NGL Infrastructure includes NGL and crude oil processing, transportation and storage. The accounting policies of the segments are the same as that described in the summary of significant accounting policies. Inter-segment sales and expenses are recorded at current market prices.

Three months ended March 31, 2008	**Marketing** **$**	**Gathering and Processing** **$**	**NGL Infrastructure** **$**	**Corporate** **$**	**Total** **$**
Revenue	493,334	49,815	18,162	—	561,311
Inter-segment revenue	—	(1,242)	(7,292)	—	(8,534)
External revenue	493,334	48,573	10,870	—	552,777
Operating expenses	(465,288)	(20,863)	(5,409)	—	(491,560)
Inter-segment expenses	8,534	—	—	—	8,534
External operating expenses	(456,754)	(20,863)	(5,409)	—	(483,026)
	36,580	27,710	5,461	—	69,751
General and administrative, interest and other	—	—	—	(14,195)	(14,195)
Depreciation and amortization	(708)	(7,127)	(2,443)	(258)	(10,536)
Accretion expense	(4)	(551)	(117)	—	(672)
Earnings (loss) before tax and non-controlling interest	35,868	20,032	2,901	(14,453)	44,348
Income tax recovery (expense)	(490)	—	(2,456)	14,100	11,154
Earnings (loss) before non-controlling interest	35,378	20,032	445	(353)	55,502
Identifiable assets	237,792	798,490	304,092	10,695	1,351,069
Capital expenditures	—	14,335	35,456	6	49,797

Three months ended March 31, 2007	**Marketing** **$**	**Gathering and Processing** **$**	**NGL Infrastructure** **$**	**Corporate** **$**	**Total** **$**
Revenue	307,342	42,708	17,681	—	367,731
Inter-segment revenue	—	(759)	(7,989)	—	(8,748)
External revenue	307,342	41,949	9,692	—	358,983
Operating expenses	(298,056)	(21,226)	(5,380)	—	(324,662)
Inter-segment expenses	8,748	—	—	—	8,748
External operating expenses	(289,308)	(21,226)	(5,380)	—	(315,914)
	18,034	20,723	4,312	—	43,069
General and administrative, interest and other	—	—	—	(9,975)	(9,975)
Depreciation and amortization	(1,071)	(7,220)	(2,095)	(202)	(10,588)
Accretion expense	(3)	(557)	(86)	—	(646)
Earnings (loss) before tax and non-controlling interest	16,960	12,946	2,131	(10,177)	21,860
Income tax recovery (expense)	834	—	(2,704)	(712)	(2,582)
Earnings (loss) before non-controlling interest	17,794	12,946	(573)	(10,889)	19,278
Identifiable assets	175,510	809,673	231,644	9,510	1,226,337
Capital expenditures	2	1,459	1,841	313	3,615

Three months ended March 31	**2008** **$**	2007 $
Marketing revenue derived from export sales to the U.S.	30,970	23,821
Property, plant and equipment located in the U.S.	11,857	11,802

18. Non-controlling interest

In the first quarter of 2007, a subsidiary of the Fund purchased an additional ownership interest in Rimbey Pipe Line Co. Ltd. for a purchase price of $1,513. In the second quarter of 2007, Rimbey Pipe Line Co. Ltd. was converted to a limited partnership (RPLP) and a subsidiary of the Fund acquired the remaining interest in RPLP for a purchase price of $5,203 bringing the Fund's ownership in RPLP to 100%. The difference between the fair value of the transactions and the carrying value of RPLP's net assets resulted in a difference of $3,666, which was applied to property, plant and equipment. A future tax liability and corresponding increase to goodwill was recorded in the amount of $520. As a result, the non-controlling interest was removed from the consolidated statement of financial position.

19. Internal reorganization

On January 2, 2008, the Fund completed an internal reorganization of certain of its subsidiaries. As part of the reorganization, a special distribution in the aggregate amount of $1,441 ($0.023529 per unit) was declared. These special distributions consisted of cash in the amount of $216 ($0.003529 per unit) and securities of certain subsidiaries of the Fund having an aggregate value of $1,225 ($0.02 per unit). Each security was redeemed for one special non-voting unit of the Fund ("Fund special units"). These Fund special units were then converted into regular units. The regular units were consolidated such that upon

completion of the reorganization, each unitholder continued to hold the same number of units as was held immediately prior to the reorganization.

After completion of the reorganization, the Partnership is now directly owned by the Fund, and Keyera Energy Management Ltd. ("KEML") no longer has an interest in the Partnership. The future income tax rate applicable to the Fund is 2.5% higher than that of KEML which resulted in a future income tax expense of approximately $3,500. As a result of the new organizational structure, the Fund is able to preserve tax shelter within its operating entities for the next three years. Based on current projections, taxable temporary differences relating to property, plant and equipment are expected to reverse at a 0% tax rate which resulted in an approximately $16,500 future income tax recovery. The net effect of the internal reorganization was an approximately $13,000 future income tax recovery.

20. Subsequent Event

On May 1, 2008, a subsidiary of the Fund purchased a 35.6% ownership interest in the ATCO West Pembina gas plant for a purchase price of approximately $26 million.

Corporate Information

Board of Directors

E. Peter Lougheed [1][3]
Counsel
Bennett Jones LLP
Calgary, Alberta

Jim V. Bertram [4]
President and CEO
Keyera Energy Management Ltd.
Calgary, Alberta

Robert B. Catell
Executive Director and Deputy Chairman
National Grid plc
New York, New York

Michael B.C. Davies [2]
Principal
Davies & Co.
Banff, Alberta

Nancy M. Laird [3][4]
Corporate Director
Calgary, Alberta

Donald J. Nelson
President
Fairway Resources Inc.
Calgary, Alberta

H. Neil Nichols [2][3]
Management Consultant
Smiths Cove, Nova Scotia

William R. Stedman [3][4]
Chairman and CEO
ENTx Capital Corporation
Calgary, Alberta

Wesley R. Twiss [2]
Corporate Director
Calgary, Alberta

[1] Chairman of the Board
[2] Member of the Audit Committee
[3] Member of the Compensation and Governance Committee
[4] Member of the Health, Safety and Environment Committee

Officers

Jim V. Bertram
President and Chief Executive Officer

David G. Smith
Executive Vice President, Chief Financial Officer and Corporate Secretary

Graham Balzun
Vice President, Engineering and Corporate Responsibility

Marzio Isotti
Vice President, Foothills Region

Steven B. Kroeker
Vice President, Corporate Development

Bradley W. Lock
Vice President, North Central Region

David A. Sentes
Vice President, Comptroller

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbols KEY.UN; KEY.DB

Unit Trading Summary Q1 2008	
TSX:KEY.UN – Cdn $	
High	$21.45
Low	$16.55
Close March 31, 2008	$21.00
Volume	8,182,130
Average Daily Volume	131,970

Auditors
Deloitte & Touche LLP
Chartered Accountants
Calgary, Canada

Investor Relations
Contact:
John Cobb or Bradley White
Toll Free: 1-888-699-4853
Direct: 403-205-7670
Email: ir@keyera.com

Head Office
Keyera Facilities Income Fund
Suite 600, Sun Life Plaza West Tower
144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4
Main phone: 403-205-8300
Website: www.keyera.com

Certification of Interim Filings
of Keyera Facilities Income Fund

I, David G. Smith, Executive Vice President and Chief Financial Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: May 13, 2008

<u>(signed) "David G. Smith"</u>
David G. Smith
Executive Vice President and Chief Financial Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

Certification of Interim Filings
of Keyera Facilities Income Fund

I, James V. Bertram, President and Chief Executive Officer of Keyera Energy Management Ltd., the Administrator of Keyera Facilities Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Keyera Facilities Income Fund (the "issuer") for the interim period ending March 31, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Date: May 13, 2008

(signed) "James V. Bertram"
James V. Bertram
President and Chief Executive Officer
of Keyera Energy Management Ltd., the
Administrator of Keyera Facilities Income Fund

KEYERA FACILITIES INCOME FUND
Report on Voting Results
(Section 11.3 of National Instrument 51-102)

In accordance with section 11.3 of National Instrument 51-102 *Continuous Disclosure Obligations*, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of Unitholders of Keyera Facilities Income Fund (the "Fund") held on May 13, 2008 in Calgary, Alberta:

Matters to be Acted Upon

Resolution	Outcome
1. The appointment of Deloitte & Touche LLP as the auditor of the Fund to hold office until the next annual meeting of Unitholders	Passed (by show of hands)
2. The election of the following nominees as Directors of Keyera Energy Management Ltd. to serve until the next annual meeting of Unitholders or until their successors are duly elected or appointed: • James V. Bertram • Robert B. Catell • Michael B.C. Davies • Nancy M. Laird • E. Peter Lougheed • Donald J. Nelson • H. Neil Nichols • William R. Stedman • Wesley R. Twiss	Passed (by show of hands)

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces May 2008 Distribution

CALGARY, May 20 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for May 2008 of 13.5 cents per unit. The distribution will be payable on June 16, 2008 to unitholders of record on May 30, 2008. The ex-distribution date is May 28, 2008.

For tax purposes, Keyera currently expects that its 2008 distributions will be taxable for Canadian non-exempt unitholders. This outlook is subject to change. For non-resident unitholders, Keyera's distributions are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs, crude oil and bitumen, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:31e 20-MAY-08

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Keyera Facilities Income Fund Announces June 2008 Distribution

CALGARY, June 18 /CNW/ - Keyera Facilities Income Fund (TSX:KEY.UN; KEY.DB) announced today a cash distribution for June 2008 of 13.5 cents per unit. The distribution will be payable on July 15, 2008 to unitholders of record on June 30, 2008. The ex-distribution date is June 26, 2008.

For tax purposes, Keyera currently expects that its 2008 distributions will be taxable for Canadian non-exempt unitholders. This outlook is subject to change. For non-resident unitholders, Keyera's distributions are subject to Canadian withholding tax.

This document contains forward-looking statements that involve known and unknown risks and uncertainties, many of which are beyond Keyera's control. The forward-looking statements are based on management's current expectations and assumptions relating to Keyera's business and the environment in which it operates. As the results or events predicted or implied in these forward-looking statements depend upon future events, actual results or events may differ materially from those predicted. Some of the factors which could cause actual results or events to differ materially include the ability of Keyera to successfully implement strategic initiatives, whether such initiatives yield the expected benefits, operating and other costs, future operating results and the components of those results, fluctuations in the demand for natural gas, NGLs, crude oil and bitumen, changes in commodity prices, the activities of producers, competitors and others, the weather, overall economic conditions, proposed or actual legislative changes, including any further announcements by the federal government with respect to the tax treatment of income trusts and other known or unknown factors. There can be no assurance that the results or developments anticipated by Keyera will be realized or that they will have the expected consequences for or effects on Keyera.

For additional information on these and other factors, see Keyera's public filings on www.sedar.com. Unless otherwise required by applicable laws, Keyera does not intend to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00019203E

/For further information: about Keyera Facilities Income Fund, please visit our website at www.keyera.com or contact: John Cobb, Director, Investor Relations; or Bradley White, Investor Relations Advisor, E-mail: ir(at)keyera.com, Telephone: (403) 205-7670, Toll Free: (888) 699-4853, Facsimile: (403) 205-8440/

(KEY.UN. KEY.DB.)

CO: Keyera Facilities Income Fund; Keyera Energy

CNW 16:33e 18-JUN-08

END